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SEC MAIL PROCESSING
RECEIVED
SEP 3 0 2005
WASH. D.C. 192 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Bolivarian Republic of Venezuela
Exact name of registrant as specified in charter

0000103198
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2004
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-5069
SEC file number, if available

Name of Person Filing Document (If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 30 day of September, 2005.


PROCESSED
OCT 0 4 2005
THOMSON
FINANCIAL

BOLIVARIAN REPUBLIC OF VENEZUELA

By: 

Nelson Merentes Díaz
Minister of Finance of the Bolivarian Republic of Venezuela

REPÚBLICA BOLIVARIANA DE VENEZUELA




RECEIVED
SEP
WASH, D.C.
192
SECTION

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2004

Disposiciones Generales

GACETA OFICIAL

DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

AÑO CXXXI - MES III *Caracas, 16 de Diciembre de 2003* *Nº 5.678 Extraordinario*

S U M A R I O

Asamblea Nacional

Ley de Presupuesto para el Ejercicio Fiscal 2004

ASAMBLEA NACIONAL

LA ASAMBLEA NACIONAL

En ejercicio de la atribución que le confiere el numeral 6 del artículo 187 de la Constitución de la República Bolivariana de Venezuela,

ACUERDA

La siguiente,

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2004

TITULO I

DISPOSICIONES GENERALES

Capítulo I

Del Poder Nacional

Artículo 1. Los montos indicados en esta Ley para los gastos corrientes, de capital y las aplicaciones financieras, así como el monto total señalado para cada organismo ordenador de compromisos y pagos, constituyen para la República los límites máximos de las autorizaciones para comprometer y causar gastos, a fin de cumplir con las metas previstas y se regirán por los principios y normas básicas contenidos en el Título II de la Ley Orgánica de la Administración Financiera del Sector Público, sin perjuicio de las atribuciones que, sobre control externo, la Constitución y las leyes confieren a los órganos de la función contralora. Se considerarán gastos de capital, los previstos en la normativa que a tal efecto dicte la Oficina Nacional de Presupuesto.

La desagregación de los créditos del presupuesto de gastos indicados en esta Ley distribuidos por programas, subprogramas, proyectos, partidas y obras, señalados a fines informativos para los organismos de la Administración Central, constituirán el límite máximo de las autorizaciones para gastar al Poder Legislativo, al Poder Judicial, al Poder Ciudadano y sus órganos, al Poder Electoral y a la Procuraduría General de la República; en todo caso, estos organismos podrán implantar su propio sistema de modificaciones presupuestarias, para lo cual, deberán solicitar la opinión técnica de la Oficina Nacional de Contabilidad Pública y de la Oficina Nacional de Presupuesto. Dicho sistema deberá ajustarse a las normas previstas en la Ley Orgánica de la Administración Financiera del Sector Público, a los fines de su compatibilización con el Sistema Integrado de Gestión y Control de las Finanzas Públicas, a cargo del Ministerio de Finanzas.

Artículo 2. De acuerdo con lo establecido en el artículo 50 de la Ley Orgánica de la Administración Financiera del Sector Público, los organismos ordenadores de compromisos y pagos a que se refiere el artículo 51 de la misma Ley, enviarán la programación de la ejecución física y financiera de compromisos y desembolsos de sus presupuestos de gastos a la Oficina Nacional de Presupuesto y a la Oficina Nacional del Tesoro, respectivamente, de conformidad con las instrucciones que al efecto se dicten, a excepción de lo correspondiente a sueldos, salarios, pensiones y jubilaciones para el primer trimestre del año, que se informarán a las citadas Oficinas durante los primeros treinta (30) días continuos de iniciado el ejercicio presupuestario.

Artículo 3. El Ejecutivo Nacional por órgano de la Oficina Nacional de Presupuesto formalizará ante la Asamblea Nacional las solicitudes de traspaso que los organismos ordenadores de compromisos y pagos efectúen sobre los créditos presupuestarios que le competen aprobar a la Asamblea Nacional; igualmente, tramitará sólo los créditos adicionales que aumenten el monto total del presupuesto de gastos de la República, con indicación del o los organismos afectados y las respectivas imputaciones presupuestarias.

Aquellos créditos adicionales cuya fuente de financiamiento provenga de una reprogramación de la Ley Especial de Endeudamiento Anual del año respectivo, autorizada por la Asamblea Nacional, no requerirán autorización de dicho órgano para su incorporación en el presupuesto de gastos de la República.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital, deberán ser justificadas por el organismo solicitante ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de conformidad con lo previsto en el primer aparte del artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

La Asamblea Nacional dispondrá de quince (15) días continuos para decidir, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso la Asamblea Nacional no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, cuando corresponda, el Presidente de la República en Consejo de Ministros, decretará y ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 4. Los traspasos de gastos corrientes para gastos de capital se tramitarán y aprobarán de acuerdo a los montos porcentuales y sus niveles autorizatorios previstos en el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario. En todo caso, serán publicados en la Gaceta Oficial de la República Bolivariana de Venezuela, de acuerdo a las instrucciones establecidas por la Oficina Nacional de Presupuesto.

Los organismos ordenadores de compromisos y pagos de la República deberán enviar a la Asamblea Nacional, copia de las modificaciones presupuestarias aprobadas por estos, en el mismo momento que se remita dicha información a la Oficina Nacional de Presupuesto.

El Jefe de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional durante los primeros cinco (5) días hábiles de cada mes, copia de los traspasos presupuestarios aprobados por él en el mes inmediato anterior.

Artículo 5 A los efectos de cumplir con lo dispuesto en los artículos 59, 127 y 139 de la Ley Orgánica de la Administración Financiera del Sector Público, los organismos ordenadores de compromisos y pagos deberán participar los resultados de su ejecución presupuestaria y de su gestión, a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoria Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten conjuntamente; esta última, deberá remitir dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada trimestre, al Presidente de la República, un infome trimestral acumulado de la ejecución presupuestaria del Presupuesto de Gastos de los organismos de la Administración Central, que contenga el resumen a nivel nacional, resumen de cada ministerio, de los Programas y Partidas, comparándola con el Presupuesto, indicando lo comprometido, causado y pagado.

Los organismos del Sector Público remitirán, dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada trimestre, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, un informe trimestral acumulado de los resultados de su ejecución presupuestaria, comparándola con el Presupuesto.

Artículo 6. Los ministerios y demás organismos ordenadores de compromisos y pagos de la República, velarán porque los contratos de servicios básicos, tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario, alquileres de edificios y locales, y pagos por condominio, se encuentren suscritos para el 31 de enero de 2004, emitiendo las órdenes de pago correspondientes. Estas órdenes de pago se emitirán de igual forma, en aquellos casos en que los referidos contratos no se hayan firmado para la fecha señalada y los órganos indicados reciban dichos servicios; en todo caso, los contratos deberán suscribirse para el mes de febrero del mismo año.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto se encuentren previstas en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Artículo 7. Los ministerios y demás organismos ordenadores de compromisos y pagos, deberán cancelar las cotizaciones patronales, de conformidad con la Ley que rija la materia, a través de una orden de pago cuyo monto mensual será aquél que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a cancelar. Los organismos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero de 2004. La orden de pago deberá señalar el número de la cuenta corriente y nombre de la Institución Financiera, designada para depositar las referidas cotizaciones.

La Contraloría General de la República, a los fines de determinar las responsabilidades a que hubiere lugar, previo el procedimiento de ley, aplicará las sanciones pertinentes a los directores y administradores de las referidas cotizaciones y a los funcionarios que corresponda en los organismos ordenadores de compromisos y pagos, que incumplan con los pagos a que refiere este artículo.

Artículo 8. Los ministerios y demás organismos ordenadores de compromisos y pagos, deberán cancelar al Fondo Especial de Jubilaciones a que se refiere el artículo 23 de la Ley del Estatuto Sobre el Régimen de Jubilaciones y Pensiones de los Funcionarios o Empleados de la Administración Pública Nacional, de los Estados y de los Municipios, los aportes indicados en el artículo 2 del Reglamento de la Ley antes mencionada, a través de una orden de pago cuyo monto mensual será aquel que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a cancelar. Los organismos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero de 2004.

La Contraloría General de la República aplicará las sanciones de ley a los administradores del Fondo Especial de Jubilaciones y a los funcionarios que corresponda en los organismos ordenadores de compromisos y pagos que incumplan con los pagos y la elaboración de las conciliaciones a que se refiere este artículo.

Cada organismo ordenador de compromisos y pagos emitirá una orden de pago a favor del Fondo de Jubilaciones y Pensiones a que se refiere este artículo, con cargo a los recursos asignados en esta Ley de Presupuesto por aportes patronales al Fondo de Jubilaciones y Pensiones por Obreros, siguiendo el procedimiento previsto en este artículo para los empleados. El referido Fondo, con los recursos provenientes de los aportes y retenciones por obreros, mantendrá registros y cuentas separadas, pudiendo constituir los fideicomisos a que haya lugar.

Artículo 9. Todos los organismos del sector público encargados de la ejecución de los programas, proyectos y obras contempladas en la Ley Especial de Endeudamiento Anual, deberán presentar en el lapso de treinta (30) días continuos siguientes al final de cada trimestre, a la Contraloría General de la República, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, al Ministerio de Planificación y Desarrollo y a la Oficina Nacional de Presupuesto, un informe trimestral sobre la ejecución física y financiera de las inversiones correspondientes, incluyendo la justificación de las diferencias entre la ejecución programada y la realizada. La Oficina Nacional del Tesoro se abstendrá de tramitar las ordenes de pago por el incumplimiento de la presente norma.

Los responsables en los entes públicos que no remitan la información a que se refiere este artículo serán sancionados por la Contraloría General de la República, con la multa establecida en el artículo 94 de la Ley Orgánica de la Contraloría General de la República y el Sistema del Control Fiscal.

Artículo 10. Los ministerios y demás organismos ordenadores de compromisos y pagos a que se refiere el artículo 51 de la Ley Orgánica de la Administración Financiera del Sector Público, que tengan créditos autorizados mediante leyes de endeudamiento y requieran cancelar obligaciones con instrumentos financieros de la deuda pública, deberán contar con la aceptación de los acreedores para la recepción de instrumentos financieros de la deuda pública como medio de cancelación de las obligaciones. Igualmente, dicha aceptación podrá ser solicitada a los acreedores por el Jefe de la Oficina Nacional del Tesoro.

Artículo 11. Los créditos presupuestarios asignados a los ministerios y demás organismos ordenadores de compromisos y pagos destinados a la adquisición de divisas, compra de bienes y servicios en el exterior o pagos en el exterior, serán entregados por el Ministerio de Finanzas conforme al cronograma conjunto que elaborarán a tales efectos, entre la Oficina Nacional del Tesoro y el respectivo organismo ordenador de compromisos y pagos. Cada organismo ordenador de compromisos y pagos celebrará convenio de fideicomiso con el Banco de Desarrollo Económico y Social de Venezuela (BANDES), en el cual depositará las divisas adquiridas con estos recursos. En dichos convenios, se establecerá la programación de entrega de las divisas al respectivo fideicomitente. Si hay dificultades transitorias de Tesorería para cumplir lo dispuesto en este artículo, se podrá financiar con emisión de Letras del Tesoro, con vencimiento al 31 de diciembre del año 2004, de conformidad con lo establecido en el artículo 87 de la Ley Orgánica de la Administración Financiera del Sector Público.

En caso de que sean emitidas Letras del Tesoro, de acuerdo con lo dispuesto en este artículo, el producto del fideicomiso será entregado por el Banco de Desarrollo Económico y Social de Venezuela (BANDES), al Ministerio de Finanzas, en la medida que se requieran recursos para cubrir las insuficiencias en el servicio de deuda interna que estas Letras causaren.

En caso de no tener necesidad de recurrir a la emisión de Letras del Tesoro o que exista un remanente del producto del fideicomiso después de cubrir los gastos por la colocación de dichas Letras, los recursos así obtenidos por los organismos deberán reintegrarse al Tesoro Nacional, a los efectos de cumplir con lo establecido en los artículos 80 y 44 de la Ley Orgánica de la Administración Financiera del Sector Público.

Los ministerios y demás organismos ordenadores de compromisos y pagos, rendirán cuenta de los gastos efectuados con cargo a los referidos fideicomisos, ante las unidades auditoras competentes de los organismos ordenadores de compromisos y pagos de acuerdo a la normativa vigente. Queda entendido que el procedimiento previsto en este artículo no da lugar a incumplir la normativa sobre régimen presupuestario y de control vigente en cuanto sea aplicable, y la reglamentación especial que a tal efecto se dicte.

Artículo 12. Los ministerios y demás organismos ordenadores de compromisos y pagos a que se refiere el artículo 51 de la Ley Orgánica de la Administración Financiera del Sector Público, que sean responsables de la ejecución presupuestaria con recursos provenientes de operaciones de crédito público, podrán dar inicio a la referida ejecución presupuestaria y cuando corresponda tramitarán los pagos respectivos siempre que dichos recursos estén disponibles en el Tesoro Nacional. A tal efecto, la Oficina Nacional del Tesoro velará por el cumplimiento efectivo de dichos pagos.

Los ministerios y demás organismos ordenadores de compromisos y pagos, deberán emitir las órdenes de pago correspondientes a las transferencias de los entes bajo su adscripción o tutela, que igualmente sean responsables de la ejecución de operaciones de crédito público, de tal forma que se cumpla con lo dispuesto en este artículo.

Los organismos deberán señalar la fuente de financiamiento en las respectivas órdenes de pago, así como en los contratos.

Artículo 13. A los fines de la ejecución de los créditos acordados al Tribunal Supremo de Justicia, y al Consejo Nacional Electoral, en la partida 4.52 "Asignaciones No Distribuidas", presentarán al Ejecutivo Nacional, la Distribución General de sus presupuestos de gastos, según la desagregación contenida en el Plan Único de Cuentas aplicable a la materia.

El Ejecutivo Nacional decretará la referida Distribución General, la cual conformará para el presente Ejercicio Fiscal la discriminación presupuestaria y estadística del presupuesto de los respectivos organismos.

El Tribunal Supremo de Justicia, y el Consejo Nacional Electoral, se abstendrán de realizar compromisos presupuestarios, hasta tanto el Ejecutivo Nacional decrete la Distribución General señalada en este artículo.

Artículo 14. Previa modificación presupuestaria correspondiente de los créditos presupuestarios de las "Asignaciones para cancelar la deuda Fogade – Ministerio de Finanzas – Banco Central de Venezuela"; de las "Asignaciones para atender los gastos de la referenda y elecciones"; de las "Asignaciones para atender los gastos por honorarios profesionales de bufetes internacionales, costas y costos judiciales" de las "Asignaciones para programas y proyectos financiados con multilaterales", del "Programa Social Especial", del "Fondo para la cancelación de deuda por servicios de electricidad, teléfono, aseo, agua y condominio", de las "Asignaciones para cancelar compromisos pendientes de ejercicios anteriores" y del "Fondo para atender compromisos generados por la Contratación Colectiva" incluidos en la partida 4.52 "Asignaciones No Distribuidas", del presupuesto de gastos del Ministerio de Finanzas, se faculta al Presidente de la República en Consejo de Ministros para asignar los créditos necesarios a los presupuestos de los organismos ordenadores de compromisos y pagos, que permitan alcanzar el objetivo para el cual fueron asignados dichos créditos presupuestarios.

Cualquier distribución destinada a conceptos de gastos diferentes a los señalados en el presente artículo, requerirá el trámite de autorización contemplado en el artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

Capítulo II

De la Administración Descentralizada

Sección Primera

De los Órganos y Entes Descentralizados Funcionalmente Sin Fines Empresariales

Artículo 15. Se consideran como órganos y entes descentralizados funcionalmente sin fines empresariales, los institutos autónomos, las personas jurídicas estatales de derecho público, los servicios autónomos sin personalidad jurídica y las fundaciones, asociaciones civiles y demás instituciones constituidas con fondos públicos o dirigidas por algunas de las personas referidas en el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, cuando la totalidad de los aportes presupuestarios en un ejercicio, efectuada por una o varias de las personas referidas en el precitado artículo 6, represente el cincuenta por ciento (50%) o más de su presupuesto o que no realicen actividades de producción de bienes y servicios destinados a la venta.

Artículo 16. Una vez promulgada la Ley de Presupuesto, las máximas autoridades de los órganos y entes contemplados en el artículo anterior, ordenarán ajustar sus respectivos presupuestos, los cuales se convierten en el presupuesto definitivo de cada uno de ellos. En cuanto a los egresos equivaldrá a la respectiva Distribución General del Presupuesto de Gastos, de conformidad con la norma que establece los ajustes al Anteproyecto de Presupuesto contenidos en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector

Público, Sobre el Sistema Presupuestario, condición sin la cual los organismos ordenadores de compromisos y pagos deberán abstenerse de emitir las órdenes de pago correspondientes a los aportes previstos en esta Ley, debiendo adecuarlos a los objetivos y metas que sirvieron de fundamento para la formulación de sus respectivos presupuestos.

Artículo 17. A los efectos de cumplir con lo dispuesto en los artículos 59, 127 y 139 de la Ley Orgánica de la Administración Financiera del Sector Público, los organismos ordenadores de compromisos y pagos de los órganos y entes descentralizados funcionalmente sin fines empresariales, deberán informar dentro de los veinticinco (25) días continuos siguientes a la conclusión de cada trimestre, de los resultados de su ejecución presupuestaria y de su gestión, a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoria Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten conjuntamente; esta última, deberá remitir dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada trimestre, al Presidente de la República, un informe trimestral acumulado de la ejecución presupuestaria del Presupuesto de Gastos de estos organismos, que incluya el resumen de cada uno de ellos, de los Programas y Partidas, comparándola con el Presupuesto, indicando lo comprometido, causado y pagado. Así mismo, tales organismos deberán presentar los estados financieros certificados por un contador público debidamente colegiado, dentro del primer trimestre del año siguiente al del cierre de cada ejercicio presupuestario.

Artículo 18. Las modificaciones presupuestarias a los presupuestos de los órganos y entes descentralizados funcionalmente sin fines empresariales, se realizaran de acuerdo con las normas contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario.

Artículo 19. El Consejo Nacional de la Cultura (CONAC) debe presentar a la consideración y aprobación de la Comisión Permanente de Finanzas de la Asamblea Nacional, la desagregación del "Programa de Financiamiento Cultural", hasta por un monto de Cuarenta y Seis Mil Setecientos Dos Millones Cuatrocientos Setenta Mil Doscientos Ochenta y Dos Bolívares (Bs. 46.702.470.282,00), antes del 29 de febrero de 2004, acompañado de los resultados de la ejecución físico-financiera de las asignaciones autorizadas por esta Comisión en el Ejercicio Fiscal 2003. La asignación correspondiente al Área Metropolitana no podrá ser superior al Cuarenta y Cinco por Ciento (45%) del total del programa. El Cincuenta y Cinco por Ciento (55%) restante debe ser distribuido en las regiones del interior del país.

Hasta tanto la Comisión Permanente de Finanzas no apruebe la desagregación de este programa, la Oficina Nacional del Tesoro se abstendrá de dar curso a las órdenes de pago correspondientes.

La Comisión Permanente de Finanzas, dispondrá de quince (15) días hábiles contados a partir de la fecha en que se dé cuenta la desagregación del "Programa de Financiamiento Cultural", en reunión ordinaria, para pronunciarse al respecto. Si transcurrido este lapso, la Comisión Permanente de Finazas no se hubiere pronunciado, se considerará aprobada la programación presentada por el Consejo Nacional (CONAC).

Artículo 20. Los proyectos de presupuestos de los órganos y entes descentralizados funcionalmente sin fines empresariales, que no fueron incluidos en el Titulo III de esta Ley, deberán someterse a la consideración del Presidente de la República en Consejo de Ministros para su aprobación, de conformidad con el articulo 69 de la Ley Orgánica de la Administración Financiera del Sector Público, en concordancia con las normas que regulan la Formulación de los presupuestos de las Sociedades Mercantiles del Estado y otros entes descentralizados con fines empresariales, contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario.

El Ejecutivo Nacional, por órgano de la Oficina Nacional de Presupuesto, remitirá a la Comisión Permanente de Finanzas de la Asamblea Nacional, dentro de los diez (10) días hábiles siguientes a la aprobación de los presupuestos previstos en este artículo, una copia de los documentos que debieron ser incluidos en el Titulo III de esta Ley.

Sección Segunda

De las Sociedades Mercantiles del Estado y otros Entes Descentralizados Funcionalmente con Fines Empresariales

Artículo 21. Se regirán por esta sección las sociedades mercantiles señaladas en los numerales 8 y 9 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público y los entes descentralizados con fines empresariales a los que se refiere el numeral 2 del artículo 7 de la citada Ley.

Artículo 22. Una vez aprobados por el Presidente de la República en Consejo de Ministros, dentro del lapso establecido en el artículo 69 de la Ley Orgánica de la Administración Financiera del Sector Público, los presupuestos de las Sociedades Mercantiles del Estado y otros entes descentralizados funcionalmente con fines empresariales, la Oficina Nacional de Presupuesto deberá publicar una síntesis de los mismos en la Gaceta Oficial de la República Bolivariana de Venezuela, condición sin la cual estos entes no podrán realizar operaciones de crédito público y los organismos ordenadores de compromisos y pagos deberán abstenerse de emitir las órdenes de pago correspondientes a los aportes previstos en esta Ley.

Artículo 23. A los efectos de cumplir con lo dispuesto en los artículos 59, 127 y 139 de la Ley Orgánica de la Administración Financiera del Sector Público, las Sociedades Mercantiles del Estado y otros entes descentralizados funcionalmente con fines empresariales, deberán participar los resultados de su ejecución presupuestaria y de su gestión a la Oficina Nacional de Presupuesto, Oficina Nacional de Contabilidad Pública y a la Superintendencia Nacional de Auditoria Interna, conforme a las instrucciones dictadas por éstas. Así mismo, deberán presentar a la Oficina Nacional de Presupuesto, los estados financieros certificados por un contador público debidamente colegiado, dentro del primer trimestre del año siguiente al del cierre de cada ejercicio presupuestario.

Dichas sociedades remitirán, dentro de los cuarenta y cinco (45) días hábiles siguientes al vencimiento de cada semestre, a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, un informe semestral acumulado de su gestión presupuestaria a nivel de Partidas, comparándola con el Presupuesto.

Artículo 24. Las modificaciones a realizar durante la ejecución de los presupuestos de las Sociedades Mercantiles del Estado y demás entes descentralizados funcionalmente con fines empresariales, que impliquen una alteración de los objetivos y metas de producción programadas, una disminución del resultado económico proyectado, o la variación del nivel de inversión previsto, se regirán por las normas relacionadas con el Sistema de Modificaciones Presupuestarias establecidas en el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público, Sobre el Sistema Presupuestario.

DISPOSICIONES COMUNES

Artículo 25. La constitución de sociedades anónimas, la suscripción o venta de acciones y la incorporación de nuevos accionistas del sector público, por los organismos del gobierno central, los institutos autónomos y empresas del Estado, así como las fundaciones y asociaciones civiles de carácter público a que se refiere el numeral 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, requerirán la autorización de la Comisión Permanente de Finanzas de la Asamblea Nacional, excepto cuando estén enmarcadas en procesos de privatización, caso en el cual será aplicable el procedimiento previsto en la Ley de Privatización. Los organismos de adscripción o de tutela correspondientes, deberán tramitar la solicitud acompañada de la exposición de motivos que justifique la operación a realizar, y de los estados financieros básicos de los tres (3) últimos años, a través de la Oficina Nacional de Presupuesto.

La Comisión Permanente de Finanzas de la Asamblea Nacional dispondrá de quince (15) días continuos para decidir, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria de la Comisión. Si transcurrido este lapso la Comisión Permanente de Finanzas no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Se exceptúa de la autorización establecida en este artículo, a Petróleos de Venezuela y sus Filiales (PDVSA), al Fondo Nacional de Desarrollo Urbano (FONDUR), al Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), el Banco de Desarrollo Económico y Social de Venezuela (BANDES), al Banco Industrial de Venezuela (BIV), al Banco Nacional de Ahorro y Préstamo (BANAHP), al Banco Central de Venezuela (BCV), al Banco de Comercio Exterior (BANCOEX), los cuales se sujetarán a lo dispuesto en las leyes y decretos que rigen sus actividades. No obstante, cuando estos organismos tengan créditos autorizados en esta Ley, deberán informar, previamente a la Comisión Permanente de Finanzas de la Asamblea Nacional, de todas las operaciones que estimen efectuar en relación con la constitución de sociedades y suscripción o venta de acciones.

Artículo 26. Los organismos y entes comprendidos en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, deberán informar al correspondiente ministerio de adscripción o de tutela, los contratos celebrados con organismos gubernamentales para la recepción de los servicios básicos por electricidad, gas, agua, aseo urbano y domiciliario, alquileres de edificios y locales y pagos de condominio, de conformidad con la Ley que establece el Régimen para la Conciliación, Compensación y Pagos de Deudas entre Organismos Gubernamentales y entre éstos y los Estados o los Municipios, publicada en la Gaceta Oficial de la República de Venezuela N° 30.800 de fecha 20 de septiembre de 1975, así como los pagos que se hagan en cumplimiento de los respectivos contratos; del mismo modo, deberán informar al correspondiente ministerio de adscripción o de tutela, el monto anual que estimen cancelar a las empresas privadas por concepto de los servicios básicos de electricidad, telecomunicaciones, agua y aseo urbano y domiciliario.

Dichos entes remitirán, en el mes de enero, la referida información, acompañada de la autorización correspondiente para que las empresas prestadoras de los servicios antes indicados, cobren la orden de pago que emitirá el ministerio de adscripción o de tutela, con cargo a la transferencia asignada al respectivo organismo en esta Ley.

Si a los treinta y un (31) días del mes de julio, los organismos receptores de los servicios básicos señalados en el encabezamiento de este artículo, no han informado a su correspondiente ministerio de adscripción o de tutela de la celebración de los contratos y la cancelación de los servicios convenidos, el ministerio de adscripción o de tutela, se abstendrá de emitir la orden de pago de la transferencia correspondiente, hasta tanto reciba la información de los contratos suscritos o de los pagos efectuados para cancelar el servicio recibido.

Los órganos y entes receptores de los servicios en referencia, incluidos aquellos que contraten a empresas privadas, establecerán en los respectivos contratos que al 30 de noviembre, conciliarán el monto cancelado y el real, igualmente preverán que si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente, y que en caso contrario, en el mismo lapso, exigirán el reintegro o atribuirán el saldo al pago de la obligación en el mes siguiente.

La Contraloría General de la República, aplicará las sanciones legales a los directores y administradores que incumplan con lo previsto en este artículo.

Artículo 27. En el mes de enero, los organismos y entes comprendidos en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, deberán informar al correspondiente ministerio de adscripción o de tutela, el monto anual que estimen cancelar por concepto de cotizaciones patronales, de conformidad con la Ley que rija la materia. Así mismo, remitirán la autorización correspondiente para que el ministerio de adscripción o de tutela, con cargo a la transferencia asignada al respectivo organismo en esta Ley, emita la orden de pago autorizada, con instrucciones de ser depositada en la cuenta que a tal efecto sea designada para depositar las citadas cotizaciones.

Al 30 de noviembre los organismos destinatarios de las órdenes conciliarán el monto cancelado y el real. Si resultare un saldo deudor tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República, aplicará las sanciones legales a los administradores que incumplan con lo previsto en este artículo.

Artículo 28. En el mes de enero, los organismos y entes comprendidos en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, deberán informar al

correspondiente ministerio de adscripción o de tutela, el monto anual que estimen cancelar por concepto de cotizaciones patronales al Fondo Especial de Jubilaciones, a que se refiere el Artículo 23 de la Ley del Estatuto Sobre el Régimen de Jubilaciones y Pensiones de los Funcionarios o Empleados de la Administración Pública Nacional, de los Estados y de los Municipios, por concepto de los aportes indicados en el artículo 2 del Reglamento de la citada Ley. Así mismo, remitirán la autorización correspondiente para que el referido Fondo Especial de Jubilaciones cobre la orden de pago que emitirá el ministerio de adscripción o de tutela con cargo a la transferencia asignada al respectivo organismo en esta Ley.

Al 30 de noviembre, los organismos señalados en el presente artículo conciliarán el monto cancelado y el real. Si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien, el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República, aplicará las sanciones legales a los administradores que incumplan con lo previsto en este artículo.

Capítulo III

De los Estados, del Distrito Metropolitano de Caracas, de los Distritos y de los Municipios

Artículo 29. Sin perjuicio a lo establecido en el artículo 62 de la Ley Orgánica de la Administración Financiera del Sector Público, los Gobernadores de Estado, el Alcalde del Distrito Metropolitano de Caracas, así como los Alcaldes de los Distritos y Municipios, enviarán directamente al Ministerio del Interior y Justicia y a la Oficina Nacional de Presupuesto, dentro de los treinta (30) días hábiles siguientes al fin de cada trimestre, las modificaciones presupuestarias aprobadas, así como un informe sobre su ejecución presupuestaria, de conformidad con las disposiciones técnicas que dicte la Oficina Nacional de Presupuesto. En dicha información, deberán distinguirse los créditos comprometidos y causados por las entidades federales para la ejecución de planes en coordinación con los organismos nacionales para cumplir con lo previsto en la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público. Así mismo, deberá reflejar la información sobre ejecución de los programas financiados con los recursos provenientes de la Ley de Asignaciones Económicas y Especiales para los Estados y el Distrito Metropolitano de Caracas Derivadas de Minas e Hidrocarburos y los provenientes de la Ley que crea el Fondo Intergubernamental para la Descentralización.

Artículo 30. Los Gobernadores de Estado y el Alcalde del Distrito Metropolitano de Caracas enviarán al Ministerio de Salud y Desarrollo Social dentro de los treinta (30) días continuos siguientes al final de cada trimestre, un informe sobre las transferencias que reciban, que contendrá la ejecución física y financiera correspondiente al sector salud y desarrollo social. En dicha información deberán distinguirse los créditos comprometidos, causados y pagados por las entidades federales para el cumplimiento y ejecución de los planes de salud y desarrollo social elaborados coordinadamente con el Ministerio mencionado. Queda sujeto al cumplimiento de la obligación prevista en este artículo, la entrega de los dozavos correspondientes a los recursos asignados a los Estados que les fueron transferidas mediante convenio, competencias en materia de salud y desarrollo social.

Capítulo IV

Otras Disposiciones

Artículo 31. Los organismos y entes de la Administración Pública Nacional, con créditos asignados en esta Ley, están obligados a depositar los recursos no utilizados durante la ejecución de sus presupuestos en las instituciones financieras reguladas por la Ley General de Bancos y Otras Instituciones Financieras, así como en leyes especiales, en cuentas a nombre de dichas instituciones. En todo caso, el Ministro de Finanzas dispondrá la devolución al Tesoro Nacional de las sumas acreditadas en cuentas de la República y de los entes descentralizados sin fines empresariales incorporados al Sistema de Cuenta Única del Tesoro Nacional cuando éstas se mantengan sin utilizar por un período superior a cuatro (4) meses, dicha decisión se informará al ente correspondiente.

Los responsables del manejo de fondos en avance de los órganos y entes referidos en este artículo, deberán tener en las cuentas corrientes, recursos no utilizados inferiores al treinta por ciento (30%) del monto total depositado en dichas cuentas, y el remanente deberá ser depositado en una cuenta especial a su nombre en el Banco Central de Venezuela, en la medida en que no retrace, interfiera o impida la ejecución física de los programas y actividades, ni el pago oportuno de sus compromisos.

En los casos que se produzcan rendimientos, los organismos de la Administración Central deberán reintegrarlos al Tesoro. Los entes descentralizados, podrán capitalizar los rendimientos obtenidos o disponer de los mismos, de conformidad con las previsiones legales y demás normas sobre la materia.

Los organismos de la Administración Central y los órganos y entes de la administración descentralizada, quedan obligados a informar en los diez (10) días continuos siguientes al final de cada mes, sobre las condiciones de las colocaciones, sus rendimientos y su utilización a la Oficina Nacional del Tesoro y a la Oficina Nacional de Presupuesto.

La Oficina Nacional del Tesoro, se abstendrá de dar curso a las órdenes de pago de los organismos que no cumplan con esta obligación, debiendo exigir la aplicación de los requisitos de las órdenes de pago de avances contenidos en el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Publico, Sobre el Sistema Presupuestario.

Artículo 32. Las máximas autoridades de los organismos ordenadores de compromisos y pagos sujetos a la presente Ley, no podrán aprobar nuevas escalas de sueldos y salarios, ni suscribir contrataciones colectivas o sectoriales según el caso, sin la certificación expedida por la Oficina Nacional de Presupuesto, en la cual conste que cuentan con recursos presupuestarios para su cumplimiento.

Los órganos y entes que soliciten al Presidente de la República en Consejo de Ministros la autorización de escalas especiales, de conformidad con la norma que rige la materia, deberán acompañar a su solicitud, como requisito indispensable para la aprobación, una certificación expedida por la Oficina Nacional de Presupuesto, donde conste que cuentan con créditos presupuestarios para su implantación.

La Contraloría General de la República, aplicará las sanciones legales a los directores y administradores que incumplan con lo previsto en este artículo.

Artículo 33. De conformidad con lo establecido en los artículos 27 y 62 de la Ley que establece el Impuesto al Valor Agregado, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 5.601 Extraordinario, de fecha 30 de agosto de 2002, la alícuota del Impuesto al Valor Agregado, durante el Ejercicio Fiscal año 2004, será del dieciséis por ciento (16%), sin perjuicio de lo establecido en los artículos 61 y 63 de la referida ley, salvo en los casos de las importaciones y ventas de bienes y las prestaciones de servicios, efectuadas en el territorio del Puerto Libre del Estado Nueva Esparta, en la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná del Estado Falcón, y en la Zona Libre Cultural, Científica y Tecnológica del Estado Mérida, de conformidad con lo establecido en su Ley de creación; los cuales están exentos del mencionado impuesto. Así mismo, de conformidad a lo establecido en el numeral 1 del artículo 2 de la Ley que crea el Fondo Intergubernamental para la Descentralización, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.066 de fecha 30 de octubre de 2000, se destinará a dicho Fondo un porcentaje no inferior al quince por ciento (15%) del monto recaudado por concepto de este impuesto.

De conformidad con el numeral 3 del artículo 48 de la Ley Orgánica de Hidrocarburos, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.323 de fecha 13 de noviembre de 2001, la alícuota de Impuestos de Consumo General durante el Ejercicio Fiscal 2004, será del treinta por ciento (30%).

Artículo 34. Las denominaciones de los organismos ordenadores de compromisos y pagos que se modifiquen por aplicación de las Leyes que entren en vigencia, se entenderán adecuadas a esta Ley. En tal sentido, se faculta al Ejecutivo Nacional por órgano de la Oficina Nacional de Presupuesto, para realizar las modificaciones presupuestarias pertinentes, aún aquellas que aumenten los conceptos señalados en el artículo 1 de esta Ley, sin aumentar el límite máximo del total del gasto autorizado en la misma.

Presupuesto de Ingresos y Gastos y Operaciones de Financiamiento de la República

TITULO II

PRESUPUESTOS DE INGRESOS Y GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LA REPÚBLICA

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO DE LA REPÚBLICA

Artículo 35.- Se aprueba la estimación de los Ingresos y Fuentes de Financiamiento de la República para el Ejercicio Fiscal 2004, en la cantidad de **CUARENTA Y NUEVE BILLONES NOVECIENTOS CINCUENTA MIL OCHOCIENTOS OCHENTA Y TRES MILLONES SEISCIENTOS DIEZ MIL BOLÍVARES (Bs. 49.950.883.610.000).**

A. INGRESOS CORRIENTES	**31.394.357.230.000**
A.1. ORDINARIOS	**29.618.819.590.000**
1. PETROLEROS	**14.408.000.000.000**
1.1. TRIBUTARIOS	**1.370.000.000.000**
• IMPUESTO SOBRE LA RENTA OPERADORAS Y COMERCIALIZADORAS	1.070.000.000.000
• IMPUESTO SOBRE LA RENTA OTRAS FILIALES Y PDVSA (CASA MATRIZ)	300.000.000.000
1.2. NO TRIBUTARIOS	**13.038.000.000.000**
• INGRESOS EMPRESARIALES Y DE LA PROPIEDAD	**13.038.000.000.000**
•• RENTA DE HIDROCARBUROS	**10.538.000.000.000**
EXPLOTACIÓN DEL PETRÓLEO	10.165.535.690.000
EXPLOTACIÓN DEL GAS	262.464.310.000
IMPUESTO SUPERFICIAL	110.000.000.000
•• DIVIDENDOS DE PDVSA	2.500.000.000.000
2. NO PETROLEROS	**15.210.819.590.000**
2.1. TRIBUTARIOS	**14.813.876.130.000**
• IMPUESTO SOBRE LA RENTA	**4.131.855.340.000**
•• HIERRO	42.739.000.000
•• OTROS MINERALES	87.266.000.000
•• OTRAS ACTIVIDADES	4.001.850.340.000
• IMPUESTOS SOBRE LA PROPIEDAD	**30.431.840.000**
•• IMPUESTO SOBRE HERENCIAS, LEGADOS Y REGALOS	**30.431.840.000**
SOBRE SUCESIONES, DONACIONES Y DEMÁS RAMOS CONEXOS	30.431.840.000
• IMPUESTO SOBRE EL COMERCIO Y LAS TRANSACCIONES INTERNACIONALES	**1.594.465.160.000**
•• IMPUESTO DE IMPORTACIÓN	**1.594.465.160.000**
IMPORTACIÓN ORDINARIA	1.593.908.140.000
IMPORTACIÓN DE BULTOS POSTALES	557.020.000
•• IMPUESTOS INTERNOS SOBRE BIENES Y SERVICIOS	**9.057.123.790.000**

•• IMPUESTOS GENERALES SOBRE VENTAS E IMPUESTOS SELECTIVOS A LA PRODUCCIÓN Y AL CONSUMO DE BIENES	**9.047.124.310.000**
IMPUESTO AL VALOR AGREGADO	7.770.834.420.000
LICORES	338.529.820.000
CIGARRILLOS	522.932.640.000
FÓSFOROS	1.382.810.000
GASOLINA PARA VEHÍCULOS	162.996.260.000
DERIVADOS DEL PETRÓLEO	144.367.960.000
IMPUESTOS DE TELECOMUNICACIONES	106.080.400.000
•• OTROS IMPUESTOS	**9.999.480.000**
APUESTAS LÍCITAS DE CASINOS, SALAS DE JUEGO Y MÁQUINAS TRAGANÍQUELES	**9.999.480.000**
IMPUESTO A LAS APUESTAS LÍCITAS DE CASINOS Y SALAS DE BINGO	4.778.230.000
EXPLOTACIÓN DE MESAS DE JUEGOS DE CASINOS Y MÁQUINAS TRAGANÍQUELES	5.221.250.000
2.2. NO TRIBUTARIOS	**396.943.460.000**
• INGRESOS EMPRESARIALES Y DE LA PROPIEDAD	**29.998.280.000**
•• RENTA MINERA	**29.659.000.000**
EXPLOTACIÓN DEL HIERRO	6.443.000.000
EXPLOTACIÓN DE OTROS MINERALES	23.216.000.000
•• ARRENDAMIENTO DE BIENES NACIONALES	**223.610.000**
•• VENTA DE PUBLICACIONES OFICIALES	**115.670.000**
• TASAS	**304.187.240.000**
•• SERVICIOS DE ADUANA	**147.543.740.000**
SERVICIOS DE ADUANAS	143.328.235.000
HABILITACIÓN DE ADUANAS	734.550.000
DERECHOS DE ALMACENAJE	3.480.930.000
CORRETAJE DE BULTOS POSTALES	25.000
•• SERVICIO DE CAPITANÍA DE PUERTOS	**334.460.000**
DERECHOS DE PILOTAJE	188.362.000
SERVICIO DE REMOLCADORES	136.370.000
HABILITACION DE REMOLCADORES	7.720.000
HABILITACIÓN DE CAPITANÍA DE PUERTOS	1.900.000
OTROS SERVICIOS DE CAPITANÍA DE PUERTOS	108.000
•• SERVICIO DE TELECOMUNICACIONES	**4.371.910.000**
•• SERVICIO DE RIEGO Y DRENAJE	**1.510.000**
•• BANDAS DE GARANTÍA, CÁPSULAS Y SELLOS	**1.167.260.000**
•• SERVICIO DE TRANSPORTE	**9.605.060.000**
DERECHOS DE AVIACIÓN Y NAVEGACIÓN	1.299.350.000
DERECHOS DE TRÁNSITO TERRESTRE	8.305.710.000
•• TIMBRES FISCALES	**122.757.690.000**
•• SERVICIOS SOCIALES Y ADMINISTRATIVOS	**18.405.610.000**
• MULTAS POR VARIOS RAMOS	**29.909.650.000**
• DIVERSOS	**32.848.290.000**
•• INTERESES POR DEMORA	20.511.620.000
•• REPAROS DE LA CONTRALORIA GENERAL DE LA REPUBLICA	96.080.000
•• INGRESOS VARIOS	12.240.590.000

A.2. EXTRAORDINARIOS	**1.775.537.640.000**
1. NO PETROLEROS	**1.775.537.640.000**
1.1. TRIBUTARIOS	**275.537.640.000**
• IMPUESTO A LOS DÉBITOS A CUENTAS MANTENIDAS EN INSTITUCIONES FINANCIERAS	275.537.640.000
1.2. NO TRIBUTARIOS	**1.500.000.000.000**
• UTILIDADES NETAS ANUALES DEL BCV	1.500.000.000.000
B. FUENTES DE FINANCIAMIENTO	**18.556.526.380.000**
B.1. DISMINUCIÓN DE ACTIVOS FINANCIEROS	**150.160.360.000**
1. REINTEGRO DE FONDOS CORRESPONDIENTES A EJERCICIOS ANTERIORES	**150.160.360.000**
• EFECTUADOS POR CUENTADANTES	150.160.360.000
B.2. INCREMENTO DE PASIVOS FINANCIEROS	**18.406.366.020.000**
1. LEY ESPECIAL DE ENDEUDAMIENTO ANUAL 2004	**18.406.366.020.000**
• PROGRAMAS Y PROYECTOS	**3.340.190.020.000**
MINISTERIO DEL INTERIOR Y JUSTICIA	**1.000.000.000**
Apoyo a la Reforma del Sistema de Justicia Penal	1.000.000.000
MINISTERIO DE FINANZAS	**1.366.187.710.000**
SIGECOF II	11.467.367.324
Modernización del SENIAT II	1.931.376.961
Facilidad para la preparación de proyectos	2.788.965.715
Programa Social Especial	750.000.000.000
Programas y Proyectos financiados con Multilaterales	300.000.000.000
Programas de Inversión para las Entidades Estadales, Municipios y Otras Instituciones	300.000.000.000
MINISTERIO DE LA DEFENSA	**155.505.360.000**
Bienestar y Seguridad Social de la FAN	4.993.948.199
Inversión Militar Armada	34.103.838.720
Plan de Mantenimiento Mayor de Unidades Operativas de la Armada	2.093.598.720
Plan de Recuperación Estratégica de la Fuerza Armada Nacional	18.574.440.384
Inversión Militar Aviación	53.678.604.355
Inversión Militar Ejercito	15.456.044.655
Inversión Militar Guardia Nacional	16.307.619.840
Plan de Mantenimiento de Infraestructura (Armada)	3.205.726.965
Desarrollo Instalaciones Urbanas y Fronterizas de la FAC	2.718.118.676
Otros Proyectos Estratégicos	4.373.419.486
MINISTERIO DE AGRICULTURA Y TIERRAS	**155.195.070.000**
Apoyo a Pequeños Productores y Pescadores Artesanales de la Zona Semi Arida Lara- Falcón (PROSALAFA) FASE I	2.290.800.000
Desarrollo de cadenas Agroproductivas en la región de Barlovento CIARA	3.160.627.200
Programa de Desarrollo de Comunidades Rurales Pobres	1.683.742.759
Programa de afectación de Tierras y Bienhechurías	3.744.000.000
Saneamiento Catastral y Jurídico de Tierras (IAN- INTI)	8.000.000.000
Registro de Predios para Inventariar las Tierras Transferidas al IAN	3.500.000.000
Dotación de Maquinarias, Equipos de Riego e Implementos de Uso Agrícola II (Eximbank)	19.200.000.000
Programa de Modernización de la Producción de Maíz y Otros Rubros Prioritarios hechos en Brasil (Ámbito Nacional)	32.016.658.601
Maquinaria Agrícola (Maquinaria China)	19.545.000.000

Recuperación de 2 Frigoríficos	3.000.000.000
Rehabilitación del Complejo Industrial Azucarero Ezequiel Zamora	15.000.000.000
Programa de Apoyo a las Comunidades Rurales de Táchira, Mérida y Trujillo (INDER)	3.033.600.000
Construcción de Sistemas de Riego en Fundos Zamoranos	8.000.000.000
Programa de Extensión en Desarrollo Rural (Preinversión) Donación Gobierno Japonés	672.000.000
Apoyo a Pequeños Productores y Pescadores Artesanales de la Zona Semi Arida Lara Falcón (PROSALAFA) FASE II	3.272.248.440
Programa de Consolidación de la Pesca Artesanal y Acuicultura Rural / Seguridad Social	3.000.000.000
Unidades Integrales de Acopio Pesquero	6.400.000.000
Programa de Consolidación de la Pesca Artesanal y Acuicultura Rural / Convenios de Cofinanciamiento para Insumos Pesqueros.	1.480.000.000
Programas Fitosanitarios: Prevención y Control de la Incidencia negativa de Anastrepha, Ceratitis y Bactrocera. Parcelas Demostrativas	150.000.000
Programas Fitosanitarios: Sigatoka Negra y Moko en Musáceas. Prevención y Control de Incidencia en Areas Libres.(Pequeños Productores y Población Indígena)	94.543.000
Programas Zoosanitarios: Fiebre Aftosa. Erradicación de la FA con la finalidad de incrementar la Productividad de la Ganadería de doble Propósito.	1.209.250.000
Programas Zoosanitarios: Encefalitis Equina	87.000.000
Sistema de Riego Río Tiznado. Edo. Guárico	3.385.600.000
Instalación de 3 Plantas Procesadoras de Harina de Maíz	6.000.000.000
Instalación de Miniplantas Procesadoras de Productos Lácteos.	3.000.000.000
Empresas Comercializadoras de Insumos y Suministros Agropecuarios	2.350.000.000
Programa de Extensión Agrícola	1.920.000.000
MINISTERIO DE LA PRODUCCION Y EL COMERCIO	**18.876.540.000**
Campaña Promocional	1.000.000.000
Financiamiento Directo a la Pequeña y Mediana Industria	5.500.000.000
Suscripción de Acciones de Fondo Nacional de Garantías Recíprocas para la PYME	2.500.000.000
Implantación del Sistema de Calidad y Gestión Ambiental en las PYMES	707.400.000
Construcción y Equipamiento de los Laboratorios Nacionales de Metrología	2.000.000.000
Acondicionamiento de la Planta Física de la Oficina Regional de Maracaibo	100.000.000
PYMES del Conocimiento	755.734.810
Promoción y Difusión del Servicio de SENCAMER	400.000.000
Fortalecimiento de las Capacidades Institucionales de FONDOIN	1.000.000.000
Portal de Denuncias INDECU	2.000.000.000
Sensibilización y Capacitación para la Participación Turística	500.000.000
Censo Económico (Registro de Unidades Económicas)	2.413.405.190
MINISTERIO DE EDUCACION SUPERIOR	**24.169.370.000**
Modernización de la Educación Técnica (Tecnología Superior)	13.944.960.000
Actualización Académica para la Pertinencia Social de las Universidades	6.972.480.000
Oficina de Atención al Estudiante y Defensoría Estudiantil	640.596.600
Todas las Manos a la Siembra	2.611.333.400
MINISTERIO DE EDUCACION, CULTURA Y DEPORTES	**81.173.610.000**
Programa de Ampliación y Mejoramiento de la Educación Inicial y de la Educación Básica de jornada Completa y Atención Integral	10.603.980.000
Fortalecimiento de la Educación Rural e Indígena	4.241.592.000
Centro de Alto Rendimiento Velódromo Teo Capriles	2.178.900.000
Estadium Nacional "Brigido Iriarte"	726.300.000
Centro de Alto Rendimiento La Rinconada	726.300.000

Modernización y Fortalecimiento de la Educación Básica	4.880.736.000
Plan Especial de Construcción de Aulas de Preescolar y Rehabilitación de Escuelas *Bolivarianas-Segunda Etapa*	27.889.920.000
Rehabilitación de 750 Escuelas Bolivarianas	29.925.882.000
MINISTERIO DE SALUD Y DESARROLLO SOCIAL	**53.606.190.000**
Fortalecimiento y Modernización del Sector Salud	9.614.000.000
Apoyo al Centro de Acción Social por la Música Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles	7.860.000.000
Centro de Investigación y Desarrollo de Vacunas BCG o DPT (CONVAC) INH	2.905.200.000
Apoyo a la Infancia y Adolescencia (FONVIS)	10.000.000.000
Programa de Inversión y Desarrollo Social (PROINDES)	9.843.594.144
Programa de Apoyo a la Iniciativa de Gestión Social (PAIS)	8.383.395.856
Fortalecimiento de Red de Servicios de Salud Distrito Metropolitano Instituto Nacional de Higiene Rafael Rangel	5.000.000.000
MINISTERIO DEL TRABAJO	**57.087.180.000**
Proyecto Integral de los Servicios: Consolidación de la Red de Comunicaciones del Ministerio del Trabajo	363.150.000
Equipamientos Médico Dentales en Hospitales Tipo III	20.917.440.000
Equipamiento Médico dental del Hospital Vargas del Estado Vargas	13.944.960.000
Recuperación del Patrimonio del INCRET	944.190.000
Construcción Hospitales Tipo I, II, III (Caracas, Guarenas, Trujillo, Güiria)	20.917.440.000
MINISTERIO DE INFRAESTRUCTURA	**778.233.000.000**
PROMUEBA CARACAS (CAMEBA) Aporte Local por Financiamiento Interno	20.935.600.000
Modernización Aeropuertos Control de Tráfico Aéreo	20.917.440.000
Eje Orinoco - Apure	5.856.880.000
Programa de Ferrocarriles (Plan Ferroviario)	41.834.880.000
Rehabilitación de Carreteras, Puentes y Túneles (Vial III)	20.917.440.000
Cooperación Técnica del Sector Transporte y Vialidad	6.275.230.000
Construcción Nacional de Viviendas	30.214.080.000
Plan Nacional de Viviendas (PROVIS I)	4.183.490.000
Universidad de Oriente	1.743.120.000
Universidad Nacional Experimental Politécnico Antonio José de Sucre	2.178.900.000
Universidad Simón Rodríguez	1.815.750.000
Autopista José Antonio Páez	14.816.520.000
Autopista Mariscal Antonio José de Sucre Gobernación del Estado Sucre	7.553.520.000
Autopista Acarigua - Barquisimeto	7.263.000.000
Extensión Línea III Metro de Caracas	13.944.960.000
Transporte Superficial Metro de Caracas	9.761.470.000
Inversiones Operativas Metro de Caracas	27.889.920.000
Línea III Tramo El Valle - La Rinconada	55.779.840.000
Línea IV Tramo Capuchinos - Plaza Venezuela	55.779.840.000
Universidad Central de Venezuela	1.815.750.000
Metro de Maracaibo	8.333.570.000
Nuevo Programa para finalizar Ferrocarril Caracas - Tuy Medio. I y II Etapa	125.504.640.000
II Etapa del Sistema Ferroviario de la Región Central. Tramo Puerto Cabello La Encrucijada	130.295.990.000
Metro Los Teques	69.724.800.000

Sistema de Transporte Masivo de Mérida (TROLEBUS)	14.235.480.000
Circunvalación Norte de Barquisimeto	3.631.500.000
Metro de Valencia	27.889.920.000
Programa de Inversión PRODUZCA	1.541.330.000
Costa Oriental del Lago de Maracaibo	10.894.500.000
Aula Magna Universidad del Zulia	1.815.750.000
Planta Física y Equipos FUNDADESARROLLO	1.452.600.000
Universidad Simón Bolívar Núcleo Vargas	726.300.000
Autopista San Cristóbal - La Fria	10.894.500.000
Conclusión de la Construcción de la Ampliación del Terminal del Aeropuerto	3.631.500.000
Construcción y Dotación Nueva Sede Hospital Oncológico "Luis Razetti".	7.263.000.000
Autopista Cantaura - El Tigre	5.815.050.000
1era Etapa de la Vía Alterna San Joaquín	1.452.600.000
Construcción de Red de Comedores Escolares en Distintas Unidades Educativas del Municipio Crespo del Estado Lara	363.150.000
Rehabilitación Vial, Pavimentación y Asfaltado de Carreteras Agrícolas: Caratal- Río Frío-Santa Cruz- La Vega - La Gloria - Caldo Cura- II Etapa	817.090.000
Rehabilitación y Ampliación de la Escuela Ismael Urdaneta. Parroquia Libertad del Municipio Machiques de Perijá	254.210.000
Acceso a Machiques Entrada por el Hospital, Parroquia Libertad de Perijá. Municipio Machiques, Estado Zulia	217.890.000
MINISTERIO DE ENERGÍA Y MINAS	**197.217.610.000**
ENELCO Ampliación del Sistema de Transmisión en 230 KV	4.194.382.500
CADAFE Conversión a Gas Planta Centro	18.289.920.000
ENELBAR Expansión Parque de Generación	13.944.960.000
FUNDELEC	2.979.569.500
Proyecto Fortalecimiento Institucional Sector Eléctrico	32.171.718.000
Desarrollo Uribante-Caparo	24.100.320.000
Recuperación y Repotenciación de las Unidades de Turbogas	20.917.440.000
Consolidación Red de Transmisión 115/230 KV	80.619.300.000
MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES	**106.725.440.000**
Manejo del Sistema Nacional de Parques	900.000.000
Plan Nacional para la Protección Contra Incendios Forestales	1.774.700.000
Rehabilitación y Saneamiento Agua Potable en el Estado Lara	1.000.000.000
Rehabilitación del Sistema Hidráulico de los Andes	1.400.000.000
Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	9.350.000.000
Atención Acueductos Rurales y Poblaciones Menores	9.350.000.000
Sistema Tuy IV	1.600.000.000
Sistema de Abastecimiento de Agua Metropolitano de Caracas	320.000.000
Ampliación de Acueductos y Cloacas del Estado Miranda	3.840.000.000
Aprovechamiento Integral de los Recursos Hidráulicos del Estado Cojedes	3.000.000.000
Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú	3.106.740.000
Sistema de Tratamiento de Aguas Servidas Maracaibo Norte	6.000.000.000
Programa de Modernización del Sistema de Medición y Pronóstico Hidrometeorológico Nacional - Programa VENEHMET	7.000.000.000
Programa Nacional de Gerencia Ambiental	5.000.000.000

Abastecimiento de Agua Potable y Saneamiento de la Península de la Guajira	2.800.000.000
Rehabilitación del Sistema de Agua Potable a Nivel Nacional	1.900.000.000
Reforestación de Áreas Degradadas	3.800.000.000
Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta Fase III	2.000.000.000
Saneamiento Ambiental Integral Litoral Nor- Oriental (Tramo Cumaná Carúpano)	1.500.000.000
Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Monagas)	1.000.000.000
Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Anzoátegui)	1.900.000.000
Sistema Tratamiento y Rehabilitación El Guapo	1.900.000.000
Reparación y Reconstrucción Presa El Guapo	1.900.000.000
Saneamiento Integral Cuenca Río Tuy	900.000.000
Saneamiento Ambiental Integral Edo. Miranda	1.500.000.000
Saneamiento del Litoral Central del Estado Vargas	900.000.000
Saneamiento Ambiental Integral Litoral Occidental	2.000.000.000
Saneamiento Ambiental del Lago de Valencia	11.184.000.000
Saneamiento del Estado Falcón	900.000.000
Sistema Falconiano II	900.000.000
Saneamiento Integral Estado Lara	900.000.000
Saneamiento Ambiental del Estado Barinas	900.000.000
Saneamiento Estado Portuguesa	1.000.000.000
Saneamiento Río Motatán	1.000.000.000
Saneamiento del Estado Bolívar	1.000.000.000
Saneamiento Ambiental Delta Amacuro	1.000.000.000
Desarrollo Embalse Dos Bocas	1.000.000.000
Plan Nacional de Recuperación de Cauces y Protección de Márgenes	4.000.000.000
Colector Playa (Puerto La Cruz)	1.000.000.000
Plan Nacional de Demarcación de Habitat y Tierras de los Pueblos Indígenas	400.000.000
Rehabilitación Sistemas Agua Potable y Saneamiento (Sucre, Cojedes y Anzoátegui)	1.000.000.000
Sistema Taguaza- Tuy IV Acueducto Metropolitano	2.900.000.000
MINISTERIO DE PLANIFICACIÓN Y DESARROLLO	**307.941.580.000**
Proyecto de Transmisión EDELCA	34.862.400.000
Línea V Producción de Aluminio (CVG ALCASA)	20.917.440.000
CVG BAUXILUM MINA Convenio de Asociación Estratégica BAUXILUM /PECHINEY	23.951.376.675
Programa de Inversión (CVG EDELCA)	41.834.880.000
Centrales Hidroeléctricas EDELCA	13.944.960.000
Puente Sobre Rio Orinoco	139.449.600.000
Proyecto de Recuperación Social del Estado Vargas	3.903.644.610
Proyecto de Prevención de Desastres en el Estado Vargas	8.159.835.240
Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (CORPOVARGAS) (Programa de Cooperación Financiera Hispano-Venezolano)	8.366.976.000
Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (CORPOVARGAS) (Obras no contempladas en el Programa de Cooperación Financiera Hispano-Venezolano)	8.366.976.000
Programa de estudios complementarios para el desarrollo del eje de desconcentración occidental	4.183.491.475
MINISTERIO DE CIENCIA Y TECNOLOGÍA	**27.434.970.000**
Proyecto de Iniciativa Científica del Milenio	5.013.794.160
Programa de Desarrollo Tecnológico Agropecuario PRODETEC III	7.448.932.800
Segundo Programa de Ciencia y Tecnología (BID - CONICIT)	9.993.888.000

Construcción y Puesta en Marcha de Planta Productora de Fármacos por medio de Técnicas de Ingeniería Genética QUIMBIOTEC	4.978.355.040
MINISTERIO PÚBLICO	**6.669.730.000**
Modernización del Ministerio Público	6.669.730.000
TRIBUNAL SUPREMO DE JUSTICIA	**2.091.740.000**
Proyecto de Infraestructura de Apoyo al Poder Judicial	2.091.740.000
ASAMBLEA NACIONAL	**1.074.920.000**
Centro Global para el Desarrollo Legislativo, la Educación y la Participación Ciudadana	203.360.000
Inversión de la Plataforma Tecnológica de la Asamblea Nacional	726.300.000
Sistema de Seguridad del Palacio Federal Legislativo	145.260.000
COLOCACIÓN DE TÍTULOS Y VALORES	**15.066.176.000.000**
• Servicio de la Deuda Pública	7.850.000.000.000
• Pago de Compromisos	970.000.000.000
• *Gestión Fiscal*	6.246.176.000.000
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**49.950.883.610.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS DE LA REPÚBLICA

Artículo 36: Acuérdense los créditos presupuestarios por la cantidad de CUARENTA Y NUEVE BILLONES NOVECIENTOS CINCUENTA MIL OCHOCIENTOS OCHENTA Y TRES MILLONES SEISCIENTOS DIEZ ML BOLÍVARES CON 00/100 (Bs. 49.950.883.610.000,00), asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO	BOLÍVARES
A. GASTOS CORRIENTES	34.474.466.225.030
A.1. GASTOS DE CONSUMO	10.979.128.302.455
A.2. RENTA DE LA PROPIEDAD	7.311.217.875.148
A.3. TRANSFERENCIAS CORRIENTES	16.036.025.953.817
A.4. RECTIFICACIONES	148.094.093.610
B. GASTOS DE CAPITAL	9.126.331.830.512
B.1. INVERSIÓN DIRECTA	486.746.167.622
B.2. TRANSFERENCIAS DE CAPITAL	8.489.703.065.332
B.3. ADQUISICIÓN DE TÍTULOS Y VALORES	149.882.597.558
C. APLICACIONES FINANCIERAS	6.350.085.554.458
C.1. DISMINUCIÓN DE PASIVOS FINANCIEROS	6.350.085.554.458

Artículo 37.- Acuérdense el monto total de los créditos presupuestarios para cada organismo ordenador de compromisos y pagos, de acuerdo con la distribución siguiente:

ORGANISMOS		BOLÍVARES
01	Asamblea Nacional	149.494.320.000
02	Contraloría General de la República	73.711.900.000
03	Consejo Nacional Electoral	150.534.800.000
06	Ministerio de Relaciones Exteriores	233.566.800.000
07	Ministerio de Finanzas	17.333.644.503.632
08	Ministerio de la Defensa	2.431.151.360.000
10	Ministerio de Educación, Cultura y Deportes	5.801.086.895.940
13	Ministerio del Trabajo	2.899.391.080.000
16	Ministerio de Energía y Minas	260.622.210.000
17	Ministerio del Ambiente y de los Recursos Naturales	308.331.559.062
21	Tribunal Supremo de Justicia	742.020.031.800
23	Ministerio Público	250.905.630.000
25	Procuraduría General de la República	22.153.500.000
26	Ministerio del Interior y Justicia	7.650.538.968.000
27	Ministerio de la Producción y el Comercio	81.695.825.766
28	Ministerio de Infraestructura	1.928.093.788.000
29	Ministerio de Planificación y Desarrollo	1.584.613.792.440
30	Ministerio de Ciencia y Tecnología	272.040.390.800
31	Ministerio de Salud y Desarrollo Social	3.153.093.394.960
32	Defensoría del Pueblo	31.333.700.000
33	Vicepresidencia de la República	25.920.800.000
34	Ministerio de Agricultura y Tierras	692.876.316.950
35	Ministerio de Educación Superior	3.467.590.649.040
36	Ministerio de Comunicación e Información	135.494.400.000
37	Presidencia de la República	115.428.700.000
38	Consejo Moral Republicano	2.341.900.000
39	Superintendencia Nacional de Auditoria Interna	5.112.300.000
	Rectificaciones al Presupuesto	148.094.093.610
	TOTAL GASTOS FISCALES	49.950.883.610.000

Asamblea Nacional

ASAMBLEA NACIONAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

De conformidad con el Artículo 187 de la Constitución Nacional de la República Bolivariana de Venezuela, le corresponde a la Asamblea Nacional las siguientes atribuciones:

- Legislar en las materias de la competencia nacional y sobre el funcionamiento de las distintas ramas del Poder Nacional.
- Proponer enmiendas y reformas a la Constitución de la República, en los términos establecidos en la misma.
- Ejercer funciones de control sobre el Gobierno y la Administración Pública Nacional en los términos consagrados en la Constitución y la Ley.
- Discutir y aprobar el Presupuesto Nacional y todo Proyecto de Ley concerniente al Régimen Tributario y al Crédito Público.
- Autorizar créditos adicionales al presupuesto.
- Aprobar las líneas generales del Plan de Desarrollo Económico y Social de la Nación, que serán presentadas por el Ejecutivo Nacional en el transcurso del tercer trimestre del primer año de cada período constitucional.
- Acordar y ejecutar su presupuesto de gastos, tomando en cuenta las limitaciones financieras del país.
- Organizar su servicio de seguridad interna.
- Ejecutar las resoluciones concernientes a su funcionamiento y organización administrativa.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Leyes Sancionadas	Ley	80	149.494.320.000
TOTAL			**149.494.320.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Poder Legislativo Nacional	149.494.320.000
	TOTAL	**149.494.320.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	86.309.408.977
	- Recursos Ordinarios	61.580.808.977
	- Gestión Fiscal	21.450.000.000
	- Otras Fuentes de Financiamiento	3.278.600.000
4.02	Materiales y Suministros	2.989.199.230
	- Recursos Ordinarios	2.649.199.230
	- Otras Fuentes de Financiamiento	340.000.000
4.03	Servicios no Personales	8.845.283.966
	- Recursos Ordinarios	6.515.783.966
	- Gestión Fiscal	2.059.500.000
	- Otras Fuentes de Financiamiento	270.000.000
4.04	Activos Reales	2.568.803.330
	- Recursos Ordinarios	1.453.883.330
	- Programas y Proyectos	1.074.920.000
	- Otras Fuentes de Financiamiento	40.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	900.000.000
	- Recursos Ordinarios	900.000.000
4.07	Transferencias	47.881.624.497
	- Recursos Ordinarios	32.291.624.497
	- Gestión Fiscal	13.430.000.000
	- Otras Fuentes de Financiamiento	2.160.000.000
	TOTAL	**149.494.320.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.297	19.892.293.836
- Directivo	90	2.970.561.180
- Profesional y Técnico	72	1.179.850.812
- Personal Administrativo	596	10.831.683.684
- Personal Docente	5	89.195.496
- Personal Médico	2	30.111.144
- Obreros	532	4.790.891.520
Personal Contratado	479	5.714.740.536
- Empleados	444	5.490.353.520
- Obreros	35	224.387.016
TOTAL	**1.776**	**25.607.034.372**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	25	113.161.704
V	397.108 - 447.108	10	51.653.880
VI	447.109 - 497.109	12	67.110.384
VII	497.110 - 547.110	76	484.091.364
VIII	547.111 - 597.111	53	367.609.308
IX	597.112 - 647.112	168	1.249.297.404
X	647.113 - 697.113	161	1.329.803.532
XI	697.114 - 747.114	80	692.336.820
XII	747.115 - 797.115	61	568.363.896
XIII	797.116 - 847.116	35	347.305.668
XIV	847.117 - 897.117	29	306.284.292
XV	897.118 - 947.118	53	598.626.660
XVI	947.119 - 997.119	50	582.903.384
XVII	997.120 Y MÁS	963	18.848.486.076
	TOTAL	**1.776**	**25.607.034.372**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0926	Servicio Autónomo de Información Legislativa	185.452.100
	TOTAL	**185.452.100**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	21.634.503.387
4.07	99	00	00	Transferencias corrientes y de capital diversas	21.634.503.387
4.07	99	01	00	Transferencias corrientes diversas	21.634.503.387
				- S1513 Instituto de Previsión Social del Parlamento	20.570.163.656
				- S1514 Preescolar de la Asamblea Nacional	226.926.820
				- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	228.200.000
				- S1516 Fundación Guardería Infantil "Divina Pastora"	507.212.911
				- S1531 Fondo de Activos, Instalación Física y de Equipos de la Cámara del Servicio a sus Asambleístas	50.000.000
				- S1532 Fondo de Contratación Colectiva y Remuneraciones Parlamentarias	52.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	7.034.439.083
4.07	03	00	00	Transferencias al exterior	7.034.439.083
4.07	03	99	00	Otras Transferencias al exterior	7.034.439.083
				- I0088 Parlamento Indígena Venezolano.	229.160.000
				- I0122 Parlamento Amazónico.	138.330.200
				- I0203 Oficina Parlamento Latinoamericano-Grupo Parlamentario Venezolano	3.885.794.328
				- I0204 Parlamento Andino	2.681.154.555
				- I0211 Unión Interparlamentaria Mundial	100.000.000

PROGRAMA: 01 Poder Legislativo Nacional

UNIDAD EJECUTORA: Poder Legislativo

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Leyes Sancionadas	Ley	80	149.494.320.000
TOTAL			**149.494.320.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	86.309.408.977
	- Recursos Ordinarios	61.580.808.977
	- Gestión Fiscal	21.450.000.000
	- Otras Fuentes de Financiamiento	3.278.600.000
4.02	Materiales y Suministros	2.989.199.230
	- Recursos Ordinarios	2.649.199.230
	- Otras Fuentes de Financiamiento	340.000.000
4.03	Servicios no Personales	8.845.283.966
	- Recursos Ordinarios	6.515.783.966
	- Gestión Fiscal	2.059.500.000
	- Otras Fuentes de Financiamiento	270.000.000
4.04	Activos Reales	2.568.803.330
	- Recursos Ordinarios	1.453.883.330
	- Programas y Proyectos	1.074.920.000
	• Centro Global para el Desarrollo Legislativo, la Educación y la Participación Ciudadana	203.360.000
	• Sistema de Seguridad del Palacio Federal Legislativo	145.260.000
	• Inversión de la Plataforma Tecnológica de la Asamblea Nacional	726.300.000
	- Otras Fuentes de Financiamiento	40.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	900.000.000
	- Recursos Ordinarios	900.000.000
4.07	Transferencias	47.881.624.497
	- Recursos Ordinarios	32.291.624.497
	- Gestión Fiscal	13.430.000.000
	- Otras Fuentes de Financiamiento	2.160.000.000
	TOTAL	**149.494.320.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.297	19.892.293.836
- Directivo	90	2.970.561.180
- Profesional y Técnico	72	1.179.850.812
- Personal Administrativo	596	10.831.683.684
- Personal Docente	5	89.195.496
- Personal Médico	2	30.111.144
- Obreros	532	4.790.891.520
Personal Contratado	479	5.714.740.536
- Empleados	444	5.490.353.520
- Obreros	35	224.387.016
TOTAL	**1.776**	**25.607.034.372**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	185.452.100
4.07	01	00	00	Transferencias corrientes internas	185.452.100
4.07	01	02	00	Transferencias corrientes al sector público	185.452.100
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	185.452.100
				- A0926 Servicio Autónomo de Información Legislativa	185.452.100
				▪ Recursos Ordinarios	185.452.100

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	21.634.503.387
4.07	99	00	00	Transferencias corrientes y de capital diversas	21.634.503.387
4.07	99	01	00	Transferencias corrientes diversas	21.634.503.387
				- S1513 Instituto de Previsión Social del Parlamento	20.570.163.656
				▪ Recursos Ordinarios	13.470.163.656
				▪ Gestión Fiscal	6.100.000.000
				▪ Otras Fuentes de Financiamiento	1.000.000.000
				- S1514 Preescolar de la Asamblea Nacional	226.926.820
				▪ Recursos Ordinarios	226.926.820
				- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	228.200.000
				▪ Recursos Ordinarios	228.200.000
				- S1516 Fundación Guardería Infantil "Divina Pastora"	507.212.911
				▪ Recursos Ordinarios	457.212.911
				▪ Otras Fuentes de Financiamiento	50.000.000
				- S1531 Fondo de Activos, Instalación Física y de Equipos de la Cámara del Servicio a sus Asambleístas	50.000.000
				▪ Recursos Ordinarios	50.000.000
				- S1532 Fondo de Contratación Colectiva y Remuneraciones Parlamentarias	52.000.000
				▪ Recursos Ordinarios	52.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	7.034.439.083
4.07	03	00	00	Transferencias al exterior	7.034.439.083
4.07	03	99	00	Otras Transferencias al exterior	7.034.439.083
				- I0088 Parlamento Indígena Venezolano.	229.160.000
				▪ Recursos Ordinarios	229.160.000
				- I0122 Parlamento Amazónico.	138.330.200
				▪ Recursos Ordinarios	138.330.200
				- I0203 Oficina Parlamento Latinoamericano-Grupo Parlamentario Venezolano	3.885.794.328
				▪ Recursos Ordinarios	2.085.794.328
				▪ Gestión Fiscal	1.600.000.000
				▪ Otras Fuentes de Financiamiento	200.000.000
				- I0204 Parlamento Andino	2.681.154.555
				▪ Recursos Ordinarios	1.851.154.555
				▪ Gestión Fiscal	680.000.000
				▪ Otras Fuentes de Financiamiento	150.000.000
				▪	
				- I0211 Unión Interparlamentaria Mundial	100.000.000
				▪ Recursos Ordinarios	100.000.000

Contraloría General de la República

CONTRALORÍA GENERAL DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La Contraloría General de la República, órgano integrante del Poder Ciudadano, dotado constitucionalmente de Autonomía Funcional, Administrativa y Organizativa, para ejercer las funciones de control, vigilancia y fiscalización de los ingresos, gastos y bienes públicos, así como de las operaciones relativas a los mismos, orientará la Política Presupuestaria para el Ejercicio Fiscal 2004 a implementar estrategias que permitan cumplir con eficacia, economía, eficiencia y calidad la misión encomendada por la sociedad. Una de esas estrategias es emplear las bondades que brinda la planificación estratégica para orientar las actividades de fiscalización que tradicionalmente viene realizando, en tal sentido, en coherencia con las potestades que le otorga la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal, las acciones de tipo selectivas que dirigirán hacia aquellas áreas de la Administración del Estado cuya situación amerite la inversión inmediata de la institución, y hacia aquellas en las cuales la acción de control fiscal propenda en el corto y mediano plazo a su mejoramiento y/o fortalecimiento.

Asimismo, en nuestro compromiso de mantener informada a la ciudadanía, y a los fines de establecer estratégicas de promoción a la participación ciudadana para coadyuvar a la vigilancia de la gestión fiscal, durante el año 2004 se continuara con la publicación de los resultados alcanzados con cada actuación fiscal, en la pagina Web del Organismo Contralor.

La consecución de estos objetivos exige desarrollar acciones en procura de un recurso humano debidamente capacitado y remunerado, continuar la política de mejoramiento y actualización tecnológica apropiada, así como el rediseño de las formativas, procesos operativos y de apoyo en atención a las modificaciones surgidas con motivo de la entrada en vigencia de la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Enmarcado en este contexto el Presupuesto de Gastos para el ejercicio Fiscal 2004 del Organismo contralor asciende a Bs. 73.711,9 millones, de los cuales 52% esta destinado a gasto de personal, el 19% a gastos operativos, y el 29% para gastos por concepto de personal jubilado, pensionado y otras transferencias. Esta estructura esta diseñada para cubrir los siguientes requerimientos.

- Política salarial orientada a mantener el poder adquisitivo de los funcionarios del Organismo.
- Viáticos al personal operativo para la ejecución del Plan de Actuaciones del Organismo.
- Políticas de otros beneficios socio-económicos para el personal activo y jubilado del Organismo.
- Jubilaciones y pensiones otorgadas de acuerdo a la Formativa vigente.
- Abonos mensuales de las prestaciones sociales de antigüedad del personal correspondiente al año 2004.
- Mantenimiento y mejoras de las instalaciones físicas.
- Fortalecimiento de los sistemas de información.
- Fortalecimiento del proceso de capacitación y desarrollo del personal de la Contraloría.
- Adquisición, repotenciación y mantenimiento de equipos y mobiliario.
- Requerimientos de asesoría profesional especializada.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Vigilancia Fiscalización y Control	Actuación Fiscal	2.158	73.711.900.000
TOTAL			**73.711.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Control Fiscal	73.711.900.000
	TOTAL	**73.711.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	38.362.458.214
	- Recursos Ordinarios	23.666.472.804
	- Gestión Fiscal	12.918.185.410
	- Otras Fuentes de Financiamiento	1.777.800.000
4.02	Materiales y Suministros	1.691.849.996
	- Recursos Ordinarios	1.421.395.051
	- Gestión Fiscal	270.454.945
4.03	Servicios no Personales	9.306.889.200
	- Recursos Ordinarios	6.240.313.480
	- Gestión Fiscal	3.066.575.720
4.04	Activos Reales	2.481.814.590
	- Gestión Fiscal	2.481.814.590
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	60.000.000
	- Gestión Fiscal	60.000.000
4.07	Transferencias	21.808.888.000
	- Recursos Ordinarios	16.753.418.665
	- Gestión Fiscal	4.055.469.335
	- Otras Fuentes de Financiamiento	1.000.000.000
	TOTAL	**73.711.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.185	17.436.591.432
- Directivo	30	998.712.000
- Profesional y Técnico	735	9.242.892.720
- Personal Administrativo	307	2.591.645.040
- Personal Docente	14	147.038.400
- Obrero	99	4.456.303.272
Personal Fijo a Tiempo Parcial	4	38.707.200
- Personal Médico	4	38.707.200
Personal Contratado	20	204.000.000
- Empleado	20	204.000.000
TOTAL	**1.209**	**17.679.298.632**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110	4	25.920.000
VIII	547.111 - 597.111	50	340.200.000
IX	597.112 - 647.112	21	156.578.400
X	647.113 - 697.113	131	1.025.740.800
XI	697.114 - 747.114	67	575.985.600
XII	747.115 - 797.115	178	1.611.822.240
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	20	204.000.000
XV	897.118 - 947.118	47	525.873.600
XVI	947.119 - 997.119	230	2.702.095.200
XVII	997.120 Y MÁS	461	10.511.082.792
	TOTAL	**1.209**	**17.679.298.632**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
A0398	Fundación Centro de Estudios Superiores de Auditoria de Estado Dr. Gumersindo Torres (FUNDACEA).	100.000.000
A0416	Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República	1.070.777.000
	TOTAL	**7.170.777.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	520.000.000
4.07	01	00	00	Transferencias Corrientes Internas	520.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	520.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	15.000.000
				S0312 - Cruz Roja de Venezuela.	5.000.000
				S0756 - Hospital San Juan de Dios.	5.000.000
				S0926 - Sociedad Anticancerosa de Venezuela.	5.000.000
4.07	01	01	14	Subsidios a Centros de Empleados	500.000.000
				S0321 - Asociación Civil Parque Recreacional el Encantado.	500.000.000
4.07	01	01	16	Subsidios a Entidades Religiosas	5.000.000
				S1299 - Subsidios Diversos.	5.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	30.000.000
4.07	03	00	00	Transferencias al Exterior	30.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	30.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	30.000.000
				I0115 - Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS).	24.000.000
				I0116 - Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	6.000.000

PROGRAMA: 01 Control Fiscal

UNIDAD EJECUTORA: Contraloría General de la República

El Control Fiscal es la actividad principal de la Contraloría General de República, en cuyo contexto, se ejercen las distintas modalidades de inspección y fiscalización que conforman la auditoria del Estado, se evalúan las políticas públicas, así como los resultados de la gestión administrativa de los organismos que administran o custodian fondos y bienes de carácter público. A los fines de alcanzar altos niveles de eficacia en el cumplimiento de la misión encomendada, para el ejercicio fiscal 2004, se prevé optimizar la organización y/o dotación de los recursos humanos, legales, materiales, financieros y tecnológicos, destinados a la verificación de la legalidad, exactitud, sinceridad y correcta inversión de los mencionados fondos y bienes, y a la determinación de responsabilidades y aplicación de sanciones, procesos fundamentales a través de los cuales se cumple la gestión de control.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Vigilancia Fiscalización y Control	Actuación Fiscal	2.158	73.711.900.000
TOTAL			**73.711.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	38.362.458.214
	- Recursos Ordinarios	23.666.472.804
	- Gestión Fiscal	12.918.185.410
	- Otras Fuentes de Financiamiento	1.777.800.000
4.02	Materiales y Suministros	1.691.849.996
	- Recursos Ordinarios	1.421.395.051
	- Gestión Fiscal	270.454.945
4.03	Servicios no Personales	9.306.889.200
	- Recursos Ordinarios	6.240.313.480
	- Gestión Fiscal	3.066.575.720
4.04	Activos Reales	2.481.814.590
	- Gestión Fiscal	2.481.814.590
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	60.000.000
	- Gestión Fiscal	60.000.000
4.07	Transferencias	21.808.888.000
	- Recursos Ordinarios	16.753.418.665
	- Gestión Fiscal	4.055.469.335
	- Otras Fuentes de Financiamiento	1.000.000.000
	TOTAL	**73.711.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.185	17.436.591.432
- Directivo	30	998.712.000
- Profesional y Técnico	735	9.242.892.720
- Personal Administrativo	307	2.591.645.040
- Personal Docente	14	147.038.400
- Obrero	99	4.456.303.272
Personal Fijo a Tiempo Parcial	4	38.707.200
- Personal Médico	4	38.707.200
Personal Contratado	20	204.000.000
- Empleado	20	204.000.000
TOTAL	**1.209**	**17.679.298.632**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	1.170.777.000
4.07	01	00	00	Transferencias Corrientes Internas	1.170.777.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	1.170.777.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	1.170.777.000
				A0398 - Fundación Centro de Estudios Superiores de Auditoría de Estado Dr. Gumersindo Torres (FUNDACEA).	100.000.000
				- Recursos Ordinarios	100.000.000
				A0416 - Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República	1.070.777.000
				- Recursos Ordinarios	1.070.777.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	520.000.000
4.07	01	00	00	Transferencias Corrientes Internas	520.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	520.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	15.000.000
				S0312 - Cruz Roja de Venezuela.	5.000.000
				- Recursos Ordinarios	5.000.000
				S0756 - Hospital San Juan de Dios.	5.000.000
				- Recursos Ordinarios	5.000.000
				S0926 - Sociedad Anticancerosa de Venezuela.	5.000.000
				- Recursos Ordinarios	5.000.000
4.07	01	01	14	Subsidios a Centros de Empleados	500.000.000
				S0321 - Asociación Civil Parque Recreacional el Encantado.	500.000.000
				- Recursos Ordinarios	500.000.000
4.07	01	01	16	Subsidios a Entidades Religiosas	5.000.000
				S1299 - Subsidios Diversos.	5.000.000
				- Recursos Ordinarios	5.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	30.000.000
4.07	03	00	00	Transferencias al Exterior	30.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	30.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	30.000.000
				I0115 - Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS).	24.000.000
				- Recursos Ordinarios	24.000.000
				I0116 - Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	6.000.000
				- Recursos Ordinarios	6.000.000

Consejo Nacional Electoral

CONSEJO NACIONAL ELECTORAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

Los lineamientos de política presupuestaria que sirvieron de base para la asignación de la cuota presupuestaria correspondiente al Ejercicio Fiscal 2004, se establecieron tomando como referencia la estructura programática del Poder Electoral, considerando un mínimo de recursos para gastos de funcionamiento equivalente a un trimestre solamente. Los recursos para cubrir los eventos electorales serán financiados a través de la Partida 4.52.00.00.00 "Asignaciones No Distribuidas" del Presupuesto de Gastos del Ministerio de Finanzas. El Ejecutivo Nacional arbitrará los recursos financieros que fueren necesarios para garantizar el proceso de reestructuración en general del Poder Electoral dentro de lo dispuesto en el Artículo 136 de la Constitución de la República Bolivariana de Venezuela, referido a la colaboración entre los Poderes Públicos según y como lo establece la Disposición Transitoria Quinta en su tercer aparte de la Ley Orgánica del Poder Electoral.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Comicios Electorales	Población Electoral	12.012.895	135.102.643.884
Supervisión, Coordinación y Planificación del Registro Civil y Electoral	Población Electoral	12.012.895	6.547.022.444
Dirección, Supervisión y Control de Procesos Electorales y Referendos	Población Electoral	12.012.895	8.275.976.672
Dirección y Coordinación de la Participación Política y Financiamiento	Población Electoral	12.012.895	609.157.000
TOTAL			**150.534.800.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividad Central	135.102.643.884
02	Registro Civil y Electoral	6.547.022.444
03	Desarrollo de Procesos Electorales y Referendos	8.275.976.672
04	Participación Política y Financiamiento	609.157.000
	TOTAL	**150.534.800.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	82.518.995.152
	- Recursos Ordinarios	57.166.325.511
	- Gestión Fiscal	23.034.007.404
	- Otras Fuentes de Financiamiento	2.318.662.237
4.02	Materiales y Suministros	2.226.374.128
	- Gestión Fiscal	622.546.737
	- Otras Fuentes de Financiamiento	1.603.827.391
4.03	Servicios no Personales	27.689.579.115
	- Recursos Ordinarios	1.432.808.689
	- Gestión Fiscal	26.013.960.054
	- Otras Fuentes de Financiamiento	242.810.372
4.04	Activos Reales	3.332.610.000
	- Gestión Fiscal	3.332.610.000
4.07	Transferencias	34.767.241.605
	- Recursos Ordinarios	13.499.865.800
	- Gestión Fiscal	21.267.375.805
	TOTAL	**150.534.800.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.821	34.842.535.204
- Directivo	533	19.096.213.380
- Profesional y Técnico	800	11.432.947.763
- Personal Administrativo	488	4.313.374.061
Personal Fijo a Tiempo Parcial	241	1.192.643.316
- Obrero	241	1.192.643.316
Personal Contratado	656	7.148.265.672
- Empleados	646	7.097.265.672
- Obreros	10	51.000.000
TOTAL	**2.718**	**43.183.444.192**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108	392	1.931.804.292
VI	447.109 - 497.109	13	72.900.888
VII	497.110 - 547.110	132	800.217.612
VIII	547.111 - 597.111	34	228.379.334
IX	597.112 - 647.112	100	734.506.672
X	647.113 - 697.113	75	612.990.277
XI	697.114 - 747.114	41	354.060.428
XII	747.115 - 797.115	91	835.131.276
XIII	797.116 - 847.116	16	159.142.536
XIV	847.117 - 897.117	19	196.474.542
XV	897.118 - 947.118	216	2.354.287.392
XVI	947.119 - 997.119	289	3.382.754.604
XVII	997.120 Y MÁS	1.300	31.520.794.339
	TOTAL	**2.718**	**43.183.444.192**

PROGRAMA 01: Actividad Central

UNIDAD EJECUTORA: Dirección General de Administración y Finanzas

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Comicios Electorales	Población Electoral	12.012.895	135.102.643.884
TOTAL			**135.102.643.884**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	76.021.729.480
	- Recursos Ordinarios	57.166.325.511
	- Gestión Fiscal	16.536.741.732
	- Otras Fuentes de Financiamiento	2.318.662.237
4.02	Materiales y Suministros	1.603.827.391
	- Otras Fuentes de Financiamiento	1.603.827.391
4.03	Servicios no Personales	19.427.235.408
	- Recursos Ordinarios	1.432.808.689
	- Gestión Fiscal	17.751.616.347
	- Otras Fuentes de Financiamiento	242.810.372
4.04	Activos Reales	3.282.610.000
	- Gestión Fiscal	3.282.610.000
4.07	Transferencias	34.767.241.605
	- Recursos Ordinarios	13.499.865.800
	- Gestión Fiscal	21.267.375.805
	TOTAL	**135.102.643.884**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.821	34.842.535.204
- Directivo	533	19.096.213.380
- Profesional y Técnico	800	11.432.947.763
- Personal Administrativo	488	4.313.374.061
Personal Fijo a Tiempo Parcial	241	1.192.643.316
- Obrero	241	1.192.643.316
Personal Contratado	45	651.000.000
- Empleados	35	600.000.000
- Obreros	10	51.000.000
TOTAL	**2.107**	**36.686.178.520**

PROGRAMA 02: Registro Civil y Electoral

UNIDAD EJECUTORA: Comisión de Registro Civil y Electoral

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Supervisión Coordinación y Planificación del Registro Civil y Electoral	Población Electoral	12.012.895	6.547.022.444
TOTAL			**6.547.022.444**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.600.000.000
	- Gestión Fiscal	3.600.000.000
4.02	Materiales y Suministros	469.546.737
	- Gestión Fiscal	469.546.737
4.03	Servicios no Personales	2.477.475.707
	- Gestión Fiscal	2.477.475.707
	TOTAL	**6.547.022.444**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Contratado	270	3.600.000.000
- Empleados	270	3.600.000.000
TOTAL	**270**	**3.600.000.000**

PROGRAMA 03: Desarrollo de Procesos Electorales y Referendos

UNIDAD EJECUTORA: Junta Nacional Electoral

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Dirección, Supervisión y Control de Procesos Electorales y Referendos	Población Electoral	12.012.895	8.275.976.672
TOTAL			**8.275.976.672**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.897.265.672
	- Gestión Fiscal	2.897.265.672
4.02	Materiales y Suministros	137.200.000
	- Gestión Fiscal	137.200.000
4.03	Servicios no Personales	5.241.511.000
	- Gestión Fiscal	5.241.511.000
	TOTAL	**8.275.976.672**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Contratado	341	2.897.265.672
- Empleados	341	2.897.265.672
TOTAL	**341**	**2.897.265.672**

PROGRAMA 04: Participación Política y Financiamiento

UNIDAD EJECUTORA: *Comisión de Participación Política y Financiamiento*

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Dirección y Coordinación de la Participación Política y Financiamiento	Población Electoral	12.012.895	609.157.000
TOTAL			**609.157.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.02	Materiales y Suministros	15.800.000
	- Gestión Fiscal	15.800.000
4.03	Servicios no Personales	543.357.000
	- Gestión Fiscal	543.357.000
4.04	Activos Reales	50.000.000
	- Gestión Fiscal	50.000.000
	TOTAL	**609.157.000**

Ministerio de Relaciones Exteriores

MINISTERIO DE RELACIONES EXTERIORES

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La Política Exterior como política de Estado, constituye la base general para la elaboración del Presupuesto de Gastos para el ejercicio económico-financiero del año 2004 del Ministerio de Relaciones Exteriores, debido a que los compromisos internacionales de la República, la programación de nuevos objetivos y estrategias contenidas en los proyectos políticos que la presente administración ha trazado para la nación, se lograrán a través de un proceso de modernización y fortalecimiento de sus instituciones democráticas. Dicha política exterior, responde a los objetivos de desarrollo del Equilibrio Internacional, contenidos en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007.

El Ministerio de Relaciones Exteriores, a través de nuestras embajadas y oficinas consulares, seguirá llevando adelante una gestión diplomática integral de avanzada, cuyo éxito requiere de un presupuesto fortalecido y adecuado al reto de los compromisos internacionales, debido a que un alto porcentaje de dichas acciones serán ejecutadas en el exterior. En este sentido, el Despacho ha tomado muy en cuenta las incidencias de las variaciones en el tipo de cambio y sus efectos sobre el gasto de funcionamiento de nuestras misiones en el exterior, asimismo se le ha prestado particular importancia a las obligaciones de naturaleza contractual de dichas misiones, tales como las remuneraciones del personal diplomático acreditado en el exterior, los sueldos del personal local contratado, los contratos de arrendamiento de bienes muebles e inmuebles y las primas de las pólizas de seguro.

Esta política será sumamente importante por cuanto el servicio exterior venezolano, tendrá como tarea primordial dar a conocer y defender en el seno de la Comunidad Internacional, los radicales cambios generados por la revolución pacifica y democrática que lleva adelante Venezuela.

En el nuevo contexto mundial, con sus características e impredecibilidad, se dificultan las tareas de previsión y se presenta una creciente interconexión entre las condiciones externas y su influencia sobre los gobiernos, al tiempo que los asuntos internos tienen mayores implicaciones en el ámbito internacional; es por ello que el Ministerio de Relaciones Exteriores, continuará la estructuración de una agresiva política exterior, que tiene como propósito el fortalecimiento de la identidad nacional, la gobernabilidad de la democracia, la dimensión política, económica, social y cultural, la solidaridad y cooperación regional, la solución pacifica de las controversias, el derecho al respeto internacional, la promoción y protección de los derechos humanos y libertades fundamentales, así como la conformación de un clima de paz, concordia y concertación democrática entre las naciones.

La presente administración se propone realizar un enfoque integrado de la política exterior, para lo cual acentuará la labor coordinadora con otros despachos, entes e instituciones públicas de la Administración Central y Descentralizada y se profundizarán los esfuerzos para una mayor y más completa formación de sus funcionarios, con miras a alcanzar un mayor peso e influencia en las decisiones subregionales, regionales y mundiales, que sobre el principio de la acción concertada, afecten los intereses del país.

Como país líder en la concepción ética de las relaciones internacionales, Venezuela pone énfasis en la consolidación de una posición articulada y concertada en temas como derechos humanos, medio ambiente, comercio, lucha contra la delincuencia organizada (narcotráfico, terrorismo, lavado de dinero), y en fortalecer la capacidad de la Organización de las Naciones Unidas (ONU), la Organización Mundial del Comercio (OMC) y de la Organización de Estados Americanos (OEA), para enfrentar los nuevos desafíos de la realidad continental e internacional en el siglo XXI, durante el cual debe llegarse a la conformación de un orden mundial mas justo y democrático. Todo ello, fortaleciendo a las organizaciones internacionales que representan a los países pobres del mundo, para que puedan interactuar en condiciones de igualdad en el contexto internacional.

El Ministerio de Relaciones Exteriores tiene entre sus objetivos para el año 2004, los siguientes:

- Promover la vigencia del pensamiento Bolivariano para impulsar la integración de los pueblos.
- Mejorar el proceso de vigilancia, delimitación, densificación y presencia en las fronteras venezolanas, para el resguardo de la soberanía nacional.
- Coordinar y evaluar políticas para tratar el tema de los desplazados, en la frontera colombo-venezolana.
- Prestar un mejor servicio a los ciudadanos y entes públicos y privados, tanto nacionales como extranjeros.
- Desarrollar la Diplomacia Energética.
- Coadyuvar al desarrollo de una política comercial con el exterior eficaz y eficiente.
- Obtener el apoyo de la comunidad internacional para la creación del Fondo Humanitario Internacional.
- Relanzar las relaciones de Venezuela con el Caribe.

Estos objetivos se lograrán:

- Mediante la participación activa de Venezuela con voz y voto en los foros de organismos regionales, mundiales y de integración.
- Proyectando la defensa de la lucha contra la pobreza, exclusión social y defensa de la democracia a nivel bilateral y multilateral.
- Incrementando y fortaleciendo las relaciones económicas internacionales entre los empresarios venezolanos, europeos y de América.
- Desarrollando y ejecutando la fase del proyecto "Diplomacia Energética", con la creación de 10 agregadurías energéticas en el exterior.
- Realizando en Venezuela el congreso empresarial europeo-latinoamericano IBERALIA 2.004.
- Elaborando el proyecto de creación de tres(3) centros de negocios en Berlín, México y Nueva York.

Por ultimo, el Ministerio de Relaciones Exteriores, seguirá insistiendo en renovar estrategias de negociación en materia de inversiones, intercambios económicos, comerciales, de desarrollo y cooperación, contribución y representación de nuestras misiones diplomáticas y consulares en las políticas de promoción y diversificación de las exportaciones, el fortalecimiento de Venezuela con el resto de las naciones, en sintonía con sus verdaderos intereses y la presencia del país en nuevos y potenciales mercados.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Informar a las Direcciones Generales del Despacho, a través de memorando, las instrucciones impartidas por el Sr. Ministro en la relación semanal de correspondencia recibida y el programa de viajes.	Carpeta memorandum	7.000	3.136.110.269
Atender y tramitar las solicitudes de fondos. Administrar los recursos del servicio interno y gastos centralizados a las Misiones en el exterior.	Informe	2	11.600.742.281
Prestar asistencia jurídica en los eventos internacionales que participe el Estado Venezolano, en el ámbito nacional e internacional.	Acuerdo, convenio	6.000	370.085.163
Brindar asistencia protocolar en actos y ceremonias oficiales de carácter nacional e internacional.	Visita, evento	5.200	1.102.419.283
Coordinar y evaluar la nómina del personal administrativo, obrero, pensionado, jubilado y contratado del Ministerio de Relaciones Exteriores.	Funcionario	4.700	46.973.610.983
Verificar a posteriori mediante informes, todos los compromisos financieros de las Unidades Ejecutoras Locales del servicio interno del servicio exterior.	Informe	16	788.918.869
Garantizar la debida atención a todos los usuarios de la Biblioteca del Ministerio y brindar asesorías a los proyectos de Administración de Archivos.	Archivo, documento	1.300	499.297.991
Cubrir eventos informativos tanto a nivel nacional como internacional y coordinar los resúmenes de prensa del Ministerio de Relaciones Exteriores.	Evento	150	286.668.792
Coordinar y asistir a todos los eventos interinstitucionales relacionados con la Política Fronteriza, preservar y defender la soberanía, a través de la creación y transformación de puestos fronterizos.	Inspección	76	1.810.177.228
Ampliar la soberanía nacional con una mayor cantidad de kilómetros demarcados y garantizar el resguardo de nuestras fronteras incrementando la cantidad de mediciones GPS en Km.	Hito, brecha y trocha	24	129.812.924
Realizar campañas de inspección a diferentes poblaciones fronterizas.	Inspección	20	125.322.840
Informes técnicos sobre temas relacionados con las fronteras, a cargo de la Comisión Nacional correspondiente.	Informe	18	800.000.000

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Asistir a las diferentes reuniones de índole político internacional, afianzando la posición de Venezuela en el orden continental y mundial.	Acuerdo, convenio	80	392.708.729
Representar al Estado Venezolano en los diferentes foros internacionales y esquemas de integración regional y mundial.	Reunión	110	464.900.157
Brindar la asistencia necesaria en todos aquellos acuerdos de intercambio y cooperación cultural que suscribe la Republica.	Acuerdo, convenio	56	346.708.735
Mejorar la política Exterior del Estado Venezolano en materia consular y optimizar la prestación del servicio demandado por los usuarios.	Usuario atendido	17.600	859.656.820
Cumplir los procesos administrativos de remuneración de funcionarios diplomáticos y ejecutar el programa de rotación y traslado de los diplomáticos.	Pago	1.460	94.076.156.048
Asegurar que los gastos de funcionamiento de las Misiones en el exterior, se financien oportuna y suficientemente de acuerdo a sus requerimientos presupuestados.	Gasto	16	69.803.502.888
TOTAL			**233.566.800.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	64.757.853.631
02	Soberanía, Límites y Asuntos Fronterizos	2.865.312.992
03	Relaciones Internacionales	165.943.633.377
	TOTAL	**233.566.800.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	156.488.838.689
	- Recursos Ordinarios	101.400.115.000
	- Gestión Fiscal	46.107.427.109
	- Otras Fuentes de Financiamiento	8.981.296.580
4.02	Materiales y suministros	6.726.703.590
	- Recursos Ordinarios	6.637.303.590
	- Gestión Fiscal	89.400.000
4.03	Servicios no personales	54.639.602.334
	- Recursos Ordinarios	49.192.002.366
	- Gestión Fiscal	5.447.599.968
4.04	Activos reales	1.299.776.736
	- Recursos Ordinarios	57.452.000
	- Gestión Fiscal	1.242.324.736
4.06	Servicio de la deuda pública y disminución de otros pasivos	447.256.320
	- Recursos Ordinarios	300.000.000
	- Gestión Fiscal	147.256.320
4.07	Transferencias	13.934.622.331
	- Recursos Ordinarios	8.266.827.044
	- Gestión Fiscal	5.067.491.867
	- Otras Fuentes de Financiamiento	600.303.420
4.51	Gastos de defensa y seguridad del estado	30.000.000
	- Gestión Fiscal	30.000.000
	TOTAL	**233.566.800.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.991	24.462.528.864
- Directivo	55	1.667.135.392
- Profesional y Técnico	1.341	19.863.858.534
- Administrativo	295	1.993.158.278
- Obrero	300	938.376.660
Personal Contratado	1.651	23.378.098.788
- Empleado	1.608	23.264.002.104
- Obrero	43	114.096.684
TOTAL	**3.642**	**47.840.627.652**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	147	268.973.216
II	247.105 - 297.105	267	812.227.527
III	297.106 - 347.106	61	228.359.288
IV	347.107 - 397.107	40	179.971.733
V	397.108 - 447.108	103	523.723.978
VI	447.109 - 497.109	88	493.960.583
VII	497.110 - 547.110	256	1.572.934.344
VIII	547.111 - 597.111	62	419.950.982
IX	597.112 - 647.112	77	577.137.284
X	647.113 - 697.113	134	1.074.457.626
XI	697.114 - 747.114	102	884.065.058
XII	747.115 - 797.115	117	1.076.636.177
XIII	797.116 - 847.116	62	608.049.989
XIV	847.117 - 897.117	119	1.254.683.529
XV	897.118 - 947.118	69	761.211.499
XVI	947.119 - 997.119	163	1.875.816.568
XVII	997.120 Y MÁS	1.775	35.228.468.271
	TOTAL	**3.642**	**47.840.627.652**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
A0170	Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual.	1.200.000.000
	TOTAL	**1.200.000.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	105.600.000
4.07	01	00	00	Transferencias corrientes internas	5.600.000
4.07	01	01	00	Transferencias corrientes al sector privado	5.600.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	5.600.000
				S0257 - Colegio de Internacionalistas de Venezuela.	5.000.000
				S0864 - Organización Deportiva SUNEP.	600.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	100.000.000
4.07	99	01	00	Transferencias corrientes diversas	100.000.000
				S0824 - Asilados en Política.	100.000.000

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Dirección General de Servicios Administrativos

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Informar a las Direcciones Generales del Despacho, a través de memorando, las instrucciones impartidas por el Sr. Ministro en la relación semanal de correspondencia recibida y el programa de viajes.	Carpeta memorandum	7.000	3.136.110.269
Atender y tramitar las solicitudes de fondos. Administrar los recursos del servicio interno y gastos centralizados a las Misiones en el exterior.	Informe	2	11.600.742.281
Prestar asistencia jurídica en los eventos internacionales que participe el Estado Venezolano, en el ámbito nacional e internacional.	Acuerdo, convenio	6.000	370.085.163
Brindar asistencia protocolar en actos y ceremonias oficiales de carácter nacional e internacional.	Visita, evento	5.200	1.102.419.283
Coordinar y evaluar la nómina del personal administrativo, obrero, pensionado, jubilado y contratado del Ministerio de Relaciones Exteriores.	Funcionario	4.700	46.973.610.983
Verificar a posteriori mediante informes, todos los compromisos financieros de las Unidades Ejecutoras Locales del servicio interno del servicio exterior.	Informe	16	788.918.869
Garantizar la debida atención a todos los usuarios de la Biblioteca del Ministerio y brindar asesorías a los proyectos de Administración de Archivos.	Usuario atendido	1.300	499.297.991
Cubrir eventos informativos tanto a nivel nacional como internacional y coordinar los resúmenes de prensa del Ministerio de Relaciones Exteriores.	Evento	150	286.668.792
TOTAL			**64.757.853.631**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	39.296.193.112
	- Recursos Ordinarios	20.564.326.808
	- Gestión Fiscal	14.940.536.599
	- Otras Fuentes de Financiamiento	3.791.329.705
4.02	Materiales y suministros	1.175.154.680
	- Recursos Ordinarios	1.098.154.680
	- Gestión Fiscal	77.000.000
4.03	Servicios no personales	10.130.729.100
	- Recursos Ordinarios	6.309.729.100
	- Gestión Fiscal	3.821.000.000
4.04	Activos reales	288.508.096
	- Recursos Ordinarios	22.200.000
	- Gestión Fiscal	266.308.096
4.06	Servicio de la deuda pública y disminución de otros pasivos	300.000.000
	- Recursos Ordinarios	300.000.000
4.07	Transferencias	13.537.268.643
	- Recursos Ordinarios	7.944.473.356
	- Gestión Fiscal	4.992.491.867
	- Otras Fuentes de Financiamiento	600.303.420
4.51	Gastos de defensa y seguridad del estado	30.000.000
	- Gestión Fiscal	30.000.000
	TOTAL	**64.757.853.631**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	938	8.332.497.594
- Directivo	36	1.166.727.910
- Profesional y Técnico	395	4.882.783.899
- Administrativo	207	1.344.609.125
- Obrero	300	938.376.660
Personal Contratado	188	1.073.595.480
- Empleado	170	1.029.116.760
- Obrero	18	44.478.720
TOTAL	**1.126**	**9.406.093.074**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	1.200.000.000
4.07	01	00	00	Transferencias corrientes internas	1.200.000.000
4.07	01	02	00	Transferencias corrientes al sector público	1.200.000.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	1.200.000.000
				A0170 - Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual.	1.200.000.000
				- Recursos Ordinarios	800.000.000
				- Gestión Fiscal	400.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	5.600.000
4.07	01	00	00	Transferencias corrientes internas	5.600.000
4.07	01	01	00	Transferencias corrientes al sector privado	5.600.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	5.600.000
				S0257 - Colegio de Internacionalistas de Venezuela.	5.000.000
				- Gestión Fiscal	5.000.000
				S0864 - Organización Deportiva SUNEP.	600.000
				- Gestión Fiscal	600.000

PROGRAMA: 02 Soberanía, Límites y Asuntos Fronterizos

UNIDADES EJECUTORAS: Dirección General de Soberanía, Límites y Asuntos Fronterizos
Consejo Nacional de Fronteras

El desarrollo del Programa 02 "Soberanía, Límites y Asuntos Fronterizos", comprende una serie de actividades, como la delimitación de áreas marinas y submarinas, la demarcación y densificación de los límites terrestres y fluviales y la presencia permanente en las Zonas Fronterizas a través de los Puestos Fronterizos y sus coordinadores.

Haciendo énfasis en nuestras Áreas Fronterizas y las obligaciones generadas en los acuerdos, convenios y tratados Internacionales, se impone la presencia de la Dirección General de Soberania, Límites y Asuntos Fronterizos en los diferentes espacios limítrofes del país, la mayoría de las veces, regidos por una planificación y en otras ocasiones, motivado por incidentes fronterizos, los que obligan a hacer presencia de manera oportuna e inmediata, que permita preservar nuestra Territorialidad, a fin de resguardar las relaciones de vecindad y realizar actos de soberanía.

En este orden, la dinámica de la Política Fronteriza Interior y Exterior, los compromisos contraídos y la necesidad de ejecutar una política de rescate y de activa incorporación, que exigen una relación directa de confianza y seguridad en el área, a través de una política internacional de desarrollo sustentable, requiere de un presupuesto congruente con dichas necesidades.

Con la finalidad de dar cumplimiento a las metas propuestas para el año 2004, la Dirección General de Soberanía, Limites y Asuntos Fronterizos orientará sus acciones de la siguiente manera:

- Preservar la integridad del Estado Venezolano conjuntamente con otros organismos gubernamentales o no, en relación con el tema de los ríos y cuencas hidrográficas internacionales.
- Buscar y prestar asesoramiento en temas vinculados a los límites terrestres con las Repúblicas vecinas.
- Contribuir a la formación y capacitación de recursos humanos, e ilustración de la opinión pública en materia de fronteras.
- Recopilar y preservar la documentación relativa a las fronteras terrestres y fluviales con los países vecinos.
- Realizar foros, reuniones, seminarios, simposios y otras actividades nacionales e internacionales, para mantener informados a los distintos organismos y medios de comunicación, en relación a las diferentes acciones relacionadas con la soberanía de nuestro territorio.
- Realizar campañas de Demarcación y Densificación.
- Incrementar la soberanía, a través de la creación de otros puestos fronterizos, lo que mejorará el control y vigilancia de las áreas fronterizas.
- Mejorar y reparar los puestos fronterizos existentes.
- Participar en foros, reuniones, seminarios, simposios y otras actividades nacionales e internacionales sobre la materia.
- Asesorar y apoyar a estudiantes, profesionales e investigadores en labores inherentes a la materia fronteriza.
- Incrementar la presencia del personal del la Dirección General en las zonas fronterizas, con el fin de realizar investigaciones de campo y observación directa de la problemática en cuestión.

- Actualizar al personal de la DGSLAF, en los avances técnicos y científicos en materia de información geográfica y asuntos internacionales, así como en materia demarcadora, cartográfica, de planificación y administrativa.

- Continuar la implementación de un sistema de información geográfico computarizado, que coadyuve a analizar y diseñar estrategias para solventar problemas limítrofes fronterizos.

METAS Y VOLUMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar y asistir a todos los eventos interinstitucionales relacionados con la Política Fronteriza, preservar y defender la soberanía, a través de la creación y transformación de puestos fronterizos.	Inspección	76	1.810.177.228
Ampliar la soberanía nacional con una mayor cantidad de kilómetros demarcados y garantizar el resguardo de nuestras fronteras incrementando la cantidad de mediciones GPS en Km.	Hito, brecha y trocha	24	129.812.924
Realizar campañas de inspección a diferentes poblaciones fronterizas.	Inspección	20	125.322.840
Informes técnicos sobre temas relacionados con las fronteras, a cargo de la Comisión Nacional correspondiente.	Informe	18	800.000.000
TOTAL			**2.865.312.992**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	2.283.369.288
	- Recursos Ordinarios	1.708.096.493
	- Gestión Fiscal	455.272.795
	- Otras Fuentes de Financiamiento	120.000.000
4.02	Materiales y suministros	170.461.670
	- Recursos Ordinarios	170.461.670
4.03	Servicios no personales	401.982.034
	- Recursos Ordinarios	326.982.034
	- Gestión Fiscal	75.000.000
4.04	Activos reales	9.500.000
	- Recursos Ordinarios	9.500.000
	TOTAL	**2.865.312.992**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	84	986.096.455
- Directivo	8	225.309.074
- Profesional y Técnico	43	530.964.581
- Administrativo	33	229.822.800
Personal Contratado	49	384.025.308
- Empleado	24	314.407.344
- Obrero	25	69.617.964
TOTAL	**133**	**1.370.121.763**

PROGRAMA: 03 Relaciones Internacionales

UNIDADES EJECUTORAS: Dirección General de Política Internacional
Dirección General de Economía y Cooperación Internacionales
Dirección General de Relaciones Consulares
Dirección General de Asuntos Culturales

DIRECCIÓN GENERAL DE POLÍTICA INTERNACIONAL

De acuerdo a los lineamientos contenidos en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, específicamente el objetivo del fortalecimiento de la soberanía y la promoción de la multipolaridad, enmarcado en el polo internacional, el Gobierno concentrará sus esfuerzos en insertar a nuestro país en el denominado Nuevo Orden Internacional y en el contexto económico implícito en él, así como en promover una posición internacional autónoma e independiente, sobre la cual se puedan construir alianzas y consenso en diversos foros internacionales, alrededor de los temas de las relaciones internacionales, de especial atención a los intereses de la República Bolivariana de Venezuela.

La acción internacional deberá estar basada en una estricta proyección de los objetivos definidos en lo interno. Una transformación radical en todas las estructuras de la vida nacional, que deberá influir necesariamente en cómo somos vistos en el exterior y cómo vemos a la comunidad internacional. Es por ello que se mostrará la nueva visión de Venezuela en dichos foros y eventos internacionales, resaltando lo positivo de los cambios inspirados en los ideales bolivarianos y las dificultades que la puesta en práctica de los mismos deberá acarrear.

Al mismo tiempo, propiciará un mejor posicionamiento en el sistema interamericano, mediante la ejecución de acciones que permitan la integración y el aumento del comercio entre los países del área. También propugnará un mayor acercamiento con las otras regiones del planeta, privilegiando el diálogo Sur-Sur y el cumplimiento de una labor más activa en los foros internacionales, para su transformación y reestructuración en pro de los más necesitados.

En concordancia con la Carta Fundamental adoptada por vía soberana, el Estado promoverá la cooperación pacífica entre las naciones y buscará impulsar y consolidar la integración latinoamericana, de acuerdo con el principio de la no-intervención y la autodeterminación de los pueblos, la garantía universal de los derechos humanos, la democratización de la sociedad internacional, el desarme nuclear, el equilibrio ecológico y los bienes jurídicos ambientales, como patrimonio común e irrenunciables de la humanidad.

En este sentido, estamos en la obligación de concebir y proponer planes concretos para obtener mayores beneficios, mediante el intercambio de experiencias y esfuerzos compartidos, en cuestiones claves como la democratización y la participación ciudadana en la toma de decisiones, la lucha contra el narcotráfico, el mantenimiento de la paz y la cooperación para el desarrollo.

Finalmente, reconoce que las tendencias de la globalización exigirán una actuación más dinámica, que permita identificar las potenciales oportunidades que ofrece la nueva realidad internacional y a la vez, minimizar los riesgos, manteniendo siempre como objetivos prioritarios, la preservación de la independencia de la nación y el logro del desarrollo sustentable.

El programa de actividades relativo al continente europeo, estará orientado hacia la inserción de Venezuela en toda esa área como actor autónomo e independiente, capaz de promover sus intereses nacionales y contribuir a la fundación de un nuevo orden internacional pluralista y multipolar, conservando relaciones de carácter prioritario y estratégico y de cooperación con las diferentes naciones, en el ámbito de un mundo sin poderes hegemónicos.

En la búsqueda de la superación de los problemas más graves, que afrontan tanto Venezuela como el resto de los países menos desarrollados, es imperativa la búsqueda de fórmulas que permitan una mayor integración o coordinación de políticas de desarrollo y crecimiento. Esto se logra primordialmente mediante la identificación de las metas comunes, que les permita a los países del tercer mundo, mejorar su capacidad negociadora y así insertarse más eficientemente en el nuevo orden internacional.

Nuestra Política Exterior es entonces, el medio más idóneo para la coordinación y reconocimiento de estas y otras metas, afines con el resto de los Estados, de los cuales los ubicados más próximos geográficamente, serán objetivo primordial de nuestra acción.

Al ser Venezuela un país con varios y diversos frentes geográficos (andino, amazónico y caribeño), las relaciones bilaterales de Venezuela con los Estados que la conforman, en particular con aquellos que compartimos fronteras e historia común, deben ser tomadas muy en cuenta, en la búsqueda de la consolidación de las mismas a través del intercambio de ideas y opiniones en todos los niveles. El acercamiento político con los países fronterizos y del resto de los frentes geográficos de Venezuela, será la misión y objetivo fundamental para la Política Exterior este año.

Al mismo tiempo, se busca promover acuerdos políticos de alcance bilateral y hemisférico, así como de mecanismos de concertación política idóneos, que permitan la definición de intereses comunes entre las naciones y su desarrollo, en temas diversos del más alto interés, tales como: la lucha contra el terrorismo y el narcotráfico, el intercambio comercial, la consolidación del sistema democrático y la búsqueda de relaciones de intercambio más justas con los polos de desarrollo más importantes del hemisferio.

Se impone un mayor acercamiento con los mecanismos de integración de la región, entre los que destacan el Tratado de Libre Comercio de América del Norte, MERCOSUR, Comunidad Andina de Naciones, Comunidad de Estados del Caribe y Mercado Común Centroamericano, así como propiciar la creación y profundización de otros foros regionales, como el Grupo de Río y el Grupo de los Tres.

Identificar y desarrollar acciones que permitan fortalecer la posición de Venezuela en los temas de interés que se traten en los Órganos del Sistema de Naciones Unidas, fortalecer este organismo internacional y las iniciativas multilaterales. Estimular acciones que permitan fortalecer la posición de Venezuela en el ámbito Interamericano, mediante la promoción de los intereses nacionales y regionales que surjan en el marco de la Organización de Estados Americanos (OEA), Grupo de Río, Conferencia Iberoamericana, Comunidad Andina de Naciones, Grupo de los Tres y Mercado Común Suramericano.

Velar para que las decisiones adoptadas por los Órganos de las Naciones Unidas sean acordes con los principios de la Política Exterior, en materia de Derechos Humanos y atender en el escenario internacional las acciones necesarias para preservar el papel garante de los Derechos Humanos por parte del Estado venezolano.

Fortalecer las relaciones de Venezuela en el ámbito bilateral con los Estados de los Continentes Africano, Asiático y de Oceanía, así como establecer un cronograma de seguimiento a los asuntos y temas de interés común con esta área y la apertura de espacios de acción política con estos países, mediante el establecimiento de una mayor presencia política y diplomática.

DIRECCIÓN GENERAL DE ECONOMÍA Y COOPERACIÓN INTERNACIONALES.

Comprende una serie de actividades que pretenden dar respuesta a los paradigmas de desarrollo económico del país, que hacen énfasis en la promoción del comercio y desarrollo, seguimiento de la problemática internacional de carácter económico, comercial, financiero y de cooperación, tanto en el ámbito multilateral como bilateral, actuar de acuerdo a los diferentes esquemas de integración regionales y mundiales y aquellos organismos económicos del Sistema de Naciones Unidas, incluyendo temas relativos a la propiedad intelectual, organismos internacionales de orden financiero, energético y de coordinación de políticas económicas y financieras en el ámbito regional. Además de las actividades anteriormente señaladas, comprende la coordinación y evaluación de actividades de cooperación financiera, tecnológica y científica, así como acciones de respaldo a iniciativas comerciales del sector privado, incluyendo la inversión extranjera.

Especial énfasis dentro del programa merecerán las actividades de evaluación, coordinación y seguimiento de la cooperación de Venezuela en materia política, económica, financiera, cultural y educativa hacia los países del Gran Caribe, las cuales se realizarán a través de la aplicación de una serie de mecanismos e instrumentos de cooperación con que cuenta el Estado venezolano.

De especial importancia para el cumplimiento del programa, es la ejecución de actividades de seguimiento y análisis de toda la compleja y creciente agenda internacional relativa al medio ambiente y desarrollo sostenible, tales como: seguimiento de los convenios internacionales de orden medio ambiental, participación en los foros regionales y multilaterales donde se aborde el tema y coordinación y participación en las negociaciones de carácter bilateral sobre temas relativos al medio ambiente y desarrollo sostenible, entre las cuales tenemos: las eventuales negociaciones con Colombia y Brasil sobre temas ambientales, el turismo ambiental, el Tratado de Cooperación Amazónica y las relaciones con las organizaciones no gubernamentales de carácter ambiental.

Finalmente, pero no menos importantes, están las actividades relativas al transporte y las comunicaciones internacionales, en especial, la participación en organismos tales como: la Unión Internacional de Telecomunicaciones (UIT), la Organización de Aviación Civil Internacional (OACI), la Organización de Aviación Civil de Latinoamérica y la Organización Marítima Internacional, entre otros.

DIRECCIÓN GENERAL DE RELACIONES CONSULARES.

Proyectar los cambios en el flujo migratorio de Venezuela y las nuevas tendencias de la gestión consular con énfasis en las comunidades venezolanas en el exterior. Conocer sobre las migraciones mundiales, con especial énfasis en América Latina y el Caribe. Promover el intercambio y la cooperación. Garantizar la protección de los derechos de los nacionales en el exterior, diseñando políticas de acción positiva con las comunidades de venezolanos en el extranjero, establecer una política mas fluida en las tramitaciones de la documentación para las extradiciones, rogatorias y exhortos. Establecer un procedimiento rápido y efectivo para las repatriaciones. Dictar lineamientos a las Representaciones Diplomáticas y Consulares en materia consular. Realizar un Taller de Orientación Consular para atención a ciudadanos venezolanos detenidos en el exterior, con énfasis en el Trafico de Drogas, así como participar en la VII Reunión de Comité de Autoridades Andinas de Migración a realizarse en Lima-Perú.

DIRECCION GENERAL DE ASUNTOS CULTURALES

El papel de la cultura en el ejercicio de la Política Exterior de Venezuela, tiene como función fundamental darle cohesión y consistencia a los objetivos internacionales como la integración y la concertación a escala bilateral, regional, hemisférica y con la Unión Europea. Las operaciones propuestas y las metas a cumplir durante el 2004, tiene su base esencial en la programación que dirige y orienta las actividades de la Dirección General de Asuntos Culturales, en su propósito de promover y coordinar el componente cultural de la Política Exterior venezolana.

En este sentido, se establecerán durante el año 2004, una serie de acciones orientadas a fortalecer y ampliar en el ámbito cultural, las relaciones bilaterales y las ventajas de la cooperación internacional iniciadas durante el año 2002, mediante la ejecución de acuerdos, la negociación y firma de nuevos convenios, la activación de programas y una activa coordinación interinstitucional, concretada en acciones que soportan el desarrollo de la cooperación, la reciprocidad, la solidaridad y la participación.

Continuar con el apoyo a la difusión de los valores democráticos y de sus instituciones, para proyectar de manera constante y sostenida la presencia de Venezuela en el exterior sobre las sólidas bases de sus manifestaciones culturales, artísticas, intelectuales y científicas, preparando una programación comprensiva y coherente, de acuerdo a los nuevos desafíos. Destaca, por lo novedoso y por su estrecha vinculación con los planes de expansión en la búsqueda de potenciales nuevos mercados, la consolidación de los programas con los países fronterizos, del Caribe y de la región, así como la ejecución de una gestión sostenida, cuyos efectos fortalecerán las relaciones de Venezuela con los países del área. En el ámbito de la creciente cooperación y el estrechamiento de lazos con los países iberoamericanos y de Europa, se continuarán los intercambios y la suscripción de nuevos acuerdos, que favorezcan dicha colaboración y el aprovechamiento de sus beneficios y oportunidades. Todo esto, enmarcado en los lineamientos del Plan de Desarrollo Económico y Social 2001-2007.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Asistir a las diferentes reuniones de índole político internacional, afianzando la posición de Venezuela en el orden continental y mundial.	Acuerdo, convenio	80	392.708.729
Representar al Estado Venezolano en los diferentes foros internacionales y esquemas de integración regional y mundial.	Reunión	110	464.900.157
Brindar la asistencia necesaria en todos aquellos acuerdos de intercambio y cooperación cultural que suscribe la República.	Acuerdo, convenio	56	346.708.735
Mejorar la política Exterior del Estado Venezolano en materia consular y optimizar la prestación del servicio demandado por los usuarios.	Usuario atendido	17.600	859.656.820
Cumplir los procesos administrativos de remuneración de funcionarios diplomáticos y ejecutar el programa de rotación y traslado de los diplomáticos.	Pago	1.460	94.076.156.048
Asegurar que los gastos de funcionamiento de las Misiones en el exterior, se financien oportuna y suficientemente de acuerdo a sus requerimientos presupuestados.	Gasto	16	69.803.502.888
TOTAL			**165.943.633.377**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	114.909.276.289
	- Recursos Ordinarios	79.127.691.699
	- Gestión Fiscal	30.711.617.715
	- Otras Fuentes de Financiamiento	5.069.966.875
4.02	Materiales y suministros	5.381.087.240
	- Recursos Ordinarios	5.368.687.240
	- Gestión Fiscal	12.400.000
4.03	Servicios no personales	44.106.891.200
	- Recursos Ordinarios	42.555.291.232
	- Gestión Fiscal	1.551.599.968
4.04	Activos reales	1.001.768.640
	- Recursos Ordinarios	25.752.000
	- Gestión Fiscal	976.016.640
4.06	Servicio de la deuda pública y disminución de otros pasivos	147.256.320
	- Gestión Fiscal	147.256.320
4.07	Transferencias	397.353.688
	- Recursos Ordinarios	322.353.688
	- Gestión Fiscal	75.000.000
	TOTAL	**165.943.633.377**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	969	15.143.934.815
- Directivo	11	275.098.408
- Profesional y Técnico	903	14.450.110.054
- Administrativo	55	418.726.353
Personal Contratado	1.414	21.920.478.000
- Empleado	1.414	21.920.478.000
TOTAL	**2.383**	**37.064.412.815**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	100.000.000
407	99	00	00	Transferencias corrientes y de capital diversas	100.000.000
407	99	01	00	Transferencias corrientes diversas	100.000.000
				S0824 - Asilados en Política.	100.000.000
				- Recursos Ordinarios	55.000.000
				- Gestión Fiscal	45.000.000

Ministerio de Finanzas

MINISTERIO DE FINANZAS

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

Las orientaciones utilizadas en la formulación del presupuesto del Ministerio de Finanzas para el ejercicio fiscal 2004, se sustentan en las directrices estratégicas contenidas en el Plan Operativo Anual Nacional 2004 y en el Informe Global 2004. En este contexto y cumpliendo con el precepto Constitucional de responsabilidad fiscal, la gestión presupuestaria estará orientada hacia las siguientes áreas:

AREA TRIBUTARIA

Incremento y diversificación de la tributación no petrolera

- Reforma progresiva e integral de los tributos internos, mediante la transformación del impuesto a los activos empresariales, como mecanismo de control de la recaudación del impuesto sobre la renta de las personas jurídicas y, adicionalmente, revisar los procesos de retención en la fuente del ISLR, instrumentar un régimen simplificado de impuesto para pequeños contribuyentes (monotributo), el cual permitirá la incorporación del sector informal como contribuyente de bajo impacto y que asuma además, la cultura tributaria.

- Plan evasión cero, orientado a fomentar una cultura de reconocimiento y atención a la responsabilidad ciudadana del pago de impuestos.

AREA MODERNIZACION FINANCIERA DEL ESTADO

- Optimizar la toma de decisiones financieras, en materia de recursos humanos y bienes nacionales, a través de la implementación de un sistema de gestión financiera de recursos humanos que asegure, disponibilidad de información confiable y oportuna sobre la gestión de la nómina de pago en los diferentes organismos del Sector Público, la actualización del registro nacional de trabajadores públicos y por último, la confiabilidad, oportunidad, transparencia del gasto.

- Instrumentación de los medios normativos e informáticos, adecuados para mostrar en tiempo oportuno y de forma veraz, los procesos de adquisición de bienes, de servicios y de contratación y ejecución de obras, el inventario general de bienes y su valuación, el estado de conservación, la ocupación y mantenimiento de los bienes, la ubicación geográfica de los mismos, los responsables patrimoniales, así como cualquier información conveniente para la toma de decisiones.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Ejercer la rectoría de la política económica, fiscal y financiera del Estado, bienes públicos y participar en la coordinación de la política monetaria.	Política / Informe	174.424	6.383.620.918
Coordinar y formular políticas de bienes de la República, actividades aseguradoras, caja de ahorro, inspección y fiscalización, control interno y contabilidad pública.	Política / Informe	60	497.831.891
Dirigir, supervisar y controlar las actuaciones de las oficinas nacionales de crédito público y tesorería, a fin de optimizar la aplicación de los recursos públicos dirigidos al desarrollo de la economía Nacional.	Reunión / Informe	72	600.388.917

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Asesorar en materia legal, fiscal, financiera, aduanera y administrativa a los distintos niveles jerárquicos del Ministerio de Finanzas.	Asesoría Jurídica	2.453	661.447.848
Planificar, coordinar y ejecutar las políticas en las áreas de organización, procesos, programación y presupuesto del Ministerio.	Proyecto / Formato	35	2.292.131.090
Ejercer control de los fondos y bienes nacionales del Ministerio de Finanzas, igualmente de las personas naturales y jurídicas que reciban fondos, transferencias o custodien bienes pertenecientes al Organismo.	Fiscalización	271	3.285.391.214
Definir y dictar políticas y normas en materia tecnológica y de sistemas, con la finalidad de proporcionar y garantizar un servicio acorde con la plataforma existente.	Hora / Hombre	61.077	8.973.906.958
Mejorar la eficiencia, transparencia y confiabilidad en el manejo de las Finanzas Públicas y fortalecer los mecanismos de monitoreo y control de recursos públicos para los diferentes niveles de Gobierno.	Hora / Hombre	1.017	16.134.501.166
Elaborar y divulgar las estadísticas físicas de la República, de acuerdo a los estándares nacionales e internacionales y coordinar la política económica y financiera del Estado.	Política / Informe	1.049	472.760.499
Garantizar la administración de divisas y su regulación, para la asignación de acuerdo a la normativa vigente.	Solicitud	1.168.775	15.232.207.375
Analizar los casos de importación, exportación y deuda y procesar, desbloquear y realizar reintegros de divisas de la tarjeta de crédito.	Expediente / Visita	13.208	4.029.235.685
Lograr la consolidación de las actividades que realizan las direcciones adscritas, a los fines de establecer los controles necesarios que garanticen el cumplimiento de las políticas de administración.	Formato	13.696	2.161.432.170
Planificar, ejecutar y controlar los servicios administrativos y financieros del Ministerio.	Formato	87.243	2.118.450.386
Planificar, coordinar y tramitar la adquisición de bienes y servicios administrativos.	Acta / Inventario	53.206	15.230.402.911
Financiamiento Interno y Externo.	Operaciones de Crédito Público	12.998	10.188.829.998
Fiscalizar, controlar, vigilar y supervisar los procedimientos legales, administrativos, contables y financieros de las cajas de ahorro y fondos de ahorro.	Fiscalización	2.860	3.216.531.782

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Formar y capacitar a los funcionarios de la Administración Pública en las áreas de aduanas, rentas, gasto público, crédito público, finanzas públicas y comercio exterior.	Egresado	273	4.891.691.831
Incorporar al plan de carrera, a los estudiantes regulares y nuevos que deseen seguir estudiando.	Participante	5.200	1.903.800.000
Registrar, controlar, capacitar y asesorar al personal del Ministerio de Finanzas.	Movimiento	1.945	17.229.912.308
Ejecutar los programas destinados a seguridad y bienestar social para los empleados, obreros y sus familias, así como el personal jubilado y pensionado.	Programa	4.750	67.883.397.774
Prestar atención médica integral a todos los funcionarios que laboran en el Ministerio de Finanzas y sus entes adscritos, con el fin de mejorar la calidad de vida de los mismos.	Paciente Atendido	99.750	1.894.029.702
Desarrollar los programas y actividades en pro de la formación integral de los hijos del personal del Ministerio de Finanzas y sus entes adscritos.	Alumno	309	825.128.087
Cumplir con los diferentes convenios suscritos entre el Ejecutivo Nacional y las distintas federaciones afiliadas a la C. T. V., derivadas de la contratación colectiva del personal obrero.	Convenio	30.308	43.038.753.508
Realizar cambios estructurales y de procesos de mayor impacto para el mejoramiento del sistema presupuestario.	Proceso	1	212.179.582.518
Coordinar la planificación financiera del Sector Público Nacional y ejercer las actividades propias del servicio de Tesorería Nacional, con la finalidad de optimizar el flujo de caja del Tesoro, bajo la modalidad de Cuenta Única.	Asiento / Formulario	5.606.577	2.835.179.370
Diseñar, organizar, dirigir, implantar, evaluar y mantener un sistema moderno e integrado de control interno de la Administración Pública Nacional.	Reglamento / Proceso	3.060	11.115.074.889
Apoyo a la Economía Social.	Millones de Bs.	5	182.415.276.347
Transferir los créditos presupuestarios asignados por el Ejecutivo Nacional a los entes adscritos al Ministerio de Finanzas.	Transferencia	9	757.551.113.721
Cancelación del servicio de la deuda pública y distribución de recursos a Organismos y Programas Especiales.	Millones de Bs.	1	15.938.402.492.769
TOTAL			**17.333.644.503.632**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	54.534.187.876
02	Inspección y Fiscalización	4.029.235.685
03	Servicios Técnicos de Apoyo	19.510.285.467
04	Oficina Nacional de Crédito Público	10.188.829.998
11	Control y Fiscalización de Cajas de Ahorro, Fondos de Empleados y Similares	3.216.531.782
13	Adiestramiento y Formación Profesional en Administración y Hacienda Pública	6.795.491.831
14	Administración de Recursos Humanos	130.871.221.379
15	Dirección y Coordinación del Sistema Nacional de Presupuesto	212.179.582.518
16	Oficina Nacional del Tesoro	2.835.179.370
17	Oficina Nacional de Contabilidad Pública	11.115.074.889
18	Asistencia Financiera al Sector Economía Social	182.415.276.347
98	Asignaciones a Organismos del Sector Público	757.551.113.721
99	Partidas no Asignables a Programas	15.938.402.492.769
	TOTAL	**17.333.644.503.632**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	146.841.505.660
	- Recursos Ordinarios	145.617.257.708
	- Programas y Proyectos	1.224.247.952
4.02	Materiales y Suministros	5.471.893.355
	- Recursos Ordinarios	5.444.920.571
	- Programas y Proyectos	26.972.784
4.03	Servicios no Personales	39.624.429.532
	- Recursos Ordinarios	30.847.910.944
	- Programas y Proyectos	8.776.518.588

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.04	Activos Reales	18.258.946.922
	- Recursos Ordinarios	16.819.318.922
	- Programas y Proyectos	1.439.628.000
4.05	Activos Financieros	107.382.597.558
	- Recursos Ordinarios	6.148.191.101
	- Deuda Pública	66.590.609.008
	- Gestión Fiscal	33.000.000.000
	- Otras Fuentes de Financiamiento	1.643.797.449
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	13.300.818.867.251
	- Recursos Ordinarios	4.515.622.047.354
	- Deuda Pública	7.778.204.448.509
	- Gestión Fiscal	3.218.825.654
	- Otras Fuentes de Financiamiento	1.003.773.545.734
4.07	Transferencias	1.053.861.074.835
	- Recursos Ordinarios	865.545.860.452
	- Deuda Pública	5.204.942.483
	- Gestión Fiscal	124.119.138.122
	- Programas y Proyectos	1.931.376.961
	- Otras Fuentes de Financiamiento	57.059.756.817
4.52	Asignaciones no Distribuidas	2.661.385.188.519
	- Recursos Ordinarios	11.310.096.538
	- Gestión Fiscal	327.286.126.266
	- Para Pagos de Compromisos	970.000.000.000
	- Programas y Proyectos	1.352.788.965.715
	TOTAL	**17.333.644.503.632**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	3.063	20.137.158.433
- Directivo	192	2.264.848.824
- Profesional y Técnico	693	6.499.748.232
- Administrativo	395	1.548.914.404
- Obrero	1.783	9.823.646.973
Personal Fijo a Tiempo Parcial	358	1.288.800.000
- Docente	358	1.288.800.000
Personal Contratado	948	10.622.932.728
- Empleado	948	10.622.932.728
TOTAL	**4.369**	**32.048.891.161**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	121	356.768.184
II	247.105 - 297.105	307	1.011.576.576
III	297.106 - 347.106	498	1.807.581.639
IV	347.107 - 397.107	39	171.635.544
V	397.108 - 447.108	1.154	5.995.960.854
VI	447.109 - 497.109	460	2.628.519.303
VII	497.110 - 547.110	363	2.289.091.982
VIII	547.111 - 597.111	119	810.702.519
IX	597.112 - 647.112	153	1.117.026.170
X	647.113 - 697.113	67	541.579.422
XI	697.114 - 747.114	152	1.305.773.151
XII	747.115 - 797.115	74	683.360.591
XIII	797.116 - 847.116	55	535.085.616
XIV	847.117 - 897.117	63	664.041.517
XV	897.118 - 947.118	129	1.400.237.111
XVI	947.119 - 997.119	14	161.294.708
XVII	997.120 Y MÁS	601	10.568.656.274
	TOTAL	**4.369**	**32.048.891.161**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0121	Superintendencia de Bancos y Otras Instituciones Financieras	1.000.000.000
A0122	Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	163.500.000.000
A0123	Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	579.311.113.721
A0145	Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	200.000.000
A0185	Comisión Nacional de Valores (CNV)	2.700.000.000
A0197	Instituto Autónomo Fondo Único Social (IAFUS)	151.781.176.347
A0216	Fundación "Pueblo Soberano"	9.500.000.000
A0414	Fundación Frente Bolivariano de Luchadores Sociales	150.000.000
A0621	C. A. Metro de Caracas (CAMETRO)	72.680.921.540
A0653	Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (CORPOTULIPA)	390.000.000
A0703	Banco de Fomento Regional de los Andes C. A.	9.000.000.000
A0718	Banco Desarrollo de la Mujer C. A.	9.500.000.000
A0842	Fondo de Desarrollo Microfinanciero (FONDEMI)	11.000.000.000
A0906	Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)	950.000.000
A0944	Superintendencia de Seguridad Social	500.000.000
E7400	Distrito Metropolitano de Caracas	43.000.000.000
E7500	Distrito del Alto Apure	27.346.013.748
	TOTAL	**1.082.509.225.356**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	9.052.799.681
4.07	01	00	00	Transferencias corrientes internas	76.035.905
4.07	01	01	00	Transferencias corrientes al sector privado	76.035.905
4.07	01	01	15	Subsidios a organismos laborales y gremiales	76.035.905
				S0465 - Federación Nacional de Obreros Dependientes del Estado (FENODE)	76.035.905
4.07	99	00	00	Transferencias corrientes y de capital diversas	8.976.763.776
4.07	99	01	00	Transferencias corrientes diversas	96.000.000
				S0135 - Asociación Venezolana de Presupuesto Público (A.V.P.P.)	12.000.000
				S1520 - Federación Nacional de Obreros Dependientes del Estado (FENODE)	84.000.000
4.07	99	02	00	Transferencias de capital diversas	8.880.763.776
				S1733 - Central Azucarero Pío Tamayo (Convenio de Cooperación)	8.880.763.776

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	2.500.000
4.07	03	00	00	Transferencias al exterior	2.500.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	2.500.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	2.500.000
				I0127 - International Savings Bank Institute	2.500.000

PROGRAMA: 01 Dirección Superior

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Ejercer la rectoría de la política económica, fiscal y financiera del Estado, bienes públicos y participar en la coordinación de la política monetaria.	Política / Informe	174.424	6.383.620.918
Coordinar y formular políticas de bienes de la República, actividades aseguradoras, caja de ahorro, inspección y fiscalización, control interno y contabilidad pública.	Política / Informe	60	497.831.891
Dirigir, supervisar y controlar las actuaciones de las oficinas nacionales de crédito público y tesorería, a fin de optimizar la aplicación de los recursos públicos dirigidos al desarrollo de la economía Nacional.	Reunión / Informe	72	600.388.917

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Asesorar en materia legal, fiscal, financiera, aduanera y administrativa a los distintos niveles jerárquicos del Ministerio de Finanzas.	Asesoría Jurídica	2.453	661.447.848
Planificar, coordinar y ejecutar las políticas en las áreas de organización, procesos, programación y presupuesto del Ministerio.	Proyecto / Formato	35	2.292.131.090
Ejercer control de los fondos y bienes nacionales del Ministerio de Finanzas, igualmente de las personas naturales y jurídicas que reciban fondos, transferencias o custodien bienes pertenecientes al Organismo.	Fiscalización	271	3.285.391.214
Definir y dictar políticas y normas en materia tecnológica y de sistemas, con la finalidad de proporcionar y garantizar un servicio acorde con la plataforma existente.	Hora / Hombre	61.077	8.973.906.958
Mejorar la eficiencia, transparencia y confiabilidad en el manejo de las Finanzas Públicas y fortalecer los mecanismos de monitoreo y control de recursos públicos para los diferentes niveles de Gobierno.	Hora / Hombre	1.017	16.134.501.166
Elaborar y divulgar las estadísticas físicas de la República, de acuerdo a los estándares nacionales e internacionales y coordinar la política económica y financiera del Estado.	Política / Informe	1.049	472.760.499
Garantizar la administración de divisas y su regulación, para la asignación de acuerdo a la normativa vigente.	Solicitud	1.168.775	15.232.207.375
TOTAL			**54.534.187.876**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	27.575.077.531
	- Recursos Ordinarios	26.350.829.579
	- Programas y Proyectos	1.224.247.952
	• SIGECOF II	1.224.247.952
4.02	Materiales y Suministros	2.494.968.096
	- Recursos Ordinarios	2.467.995.312
	- Programas y Proyectos	26.972.784
	• SIGECOF II	26.972.784

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.03	Servicios no Personales	17.669.031.249
	- Recursos Ordinarios	8.892.512.661
	- Programas y Proyectos	8.776.518.588
	• SIGECOF II	8.776.518.588
4.04	Activos Reales	6.695.111.000
	- Recursos Ordinarios	5.255.483.000
	- Programas y Proyectos	1.439.628.000
	• SIGECOF II	1.439.628.000
4.07	Transferencias	100.000.000
	- Recursos Ordinarios	100.000.000
	TOTAL	**54.534.187.876**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	326	2.151.156.954
- Directivo	47	530.198.232
- Profesional y Técnico	154	1.147.934.820
- Administrativo	109	381.100.200
- Obrero	16	91.923.702
Personal Contratado	654	8.456.081.988
- Empleado	654	8.456.081.988
TOTAL	**980**	**10.607.238.942**

PROGRAMA: 02 Inspección y Fiscalización

UNIDAD EJECUTORA: Dirección General de Inspección y Fiscalización

La Dirección General de Inspección y Fiscalización proseguirá ejecutando las acciones necesarias, orientadas hacia la consecución de sus objetivos y metas, las cuales están contenidas en los nuevos planes y programas de trabajo anuales, entre ellos destacan:

- Análisis, sustanciación y decisión de 10.238 casos, de los cuales 8.550 corresponden a importaciones, 1.320 por exportaciones, 38 de deuda privada externa y 330 por concepto de desbloqueo, reversos y reintegros de divisas por exceso en tarjeta de crédito.

- Extender la actividad de notificar los autos de apertura de procedimientos administrativos a empresas domiciliadas en el resto del país, además de las iniciadas en Caracas, Estado Miranda y Estado Aragua.

- Continuar las labores de informar a los tarjeta-habientes, el monto en divisas que deben reintegrar, de acuerdo a la normativa legal, por haberse excedido del límite de gastos en el exterior, durante el Régimen de Cambio 1994-1996.

- Fortalecimiento del área técnico-legal, para que sirva de apoyo y asesoría a los módulos de importación, exportación, deuda privada externa y tarjetas de crédito, en todo lo relacionado con la liberación y ejecución de garantías, emisiones de anteproyectos de decisión administrativa de reintegro o venta de divisas. Por otra parte, analizar los casos por presunta infracción al régimen cambiario, realizar seguimiento constante a expedientes por juicios en los Tribunales y emitir los dictámenes con respecto a los recursos interpuestos por ante el Despacho.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Analizar los casos de importación, exportación y deuda y procesar, desbloquear y realizar reintegros de divisas de la tarjeta de crédito.	Expediente / Visita	13.208	4.029.235.685
TOTAL			**4.029.235.685**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.764.719.409
	- Recursos Ordinarios	3.764.719.409
4.02	Materiales y Suministros	139.198.911
	- Recursos Ordinarios	139.198.911
4.03	Servicios no Personales	83.317.365
	- Recursos Ordinarios	83.317.365
4.04	Activos Reales	42.000.000
	- Recursos Ordinarios	42.000.000
	TOTAL	**4.029.235.685**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	91	717.910.632
- Directivo	14	138.817.800
- Profesional y Técnico	62	527.809.080
- Administrativo	15	51.283.752
Personal Contratado	16	87.493.848
- Empleado	16	87.493.848
TOTAL	**107**	**805.404.480**

PROGRAMA: 03 Servicios Técnicos de Apoyo

UNIDAD EJECUTORA: Dirección General de Servicios

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Lograr la consolidación de las actividades que realizan las direcciones adscritas, a los fines de establecer los controles necesarios que garanticen el cumplimiento de las políticas de administración.	Formato	13.696	2.161.432.170
Planificar, ejecutar y controlar los servicios administrativos y financieros del Ministerio de Finanzas.	Formato	87.243	2.118.450.386
Planificar, coordinar y tramitar la adquisición de bienes y servicios administrativos.	Acta / Inventario	53.206	15.230.402.911
TOTAL			**19.510.285.467**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	5.639.681.889
	- Recursos Ordinarios	5.639.681.889
4.02	Materiales y Suministros	340.915.620
	- Recursos Ordinarios	340.915.620
4.03	Servicios no Personales	10.790.467.300
	- Recursos Ordinarios	10.790.467.300
4.04	Activos Reales	42.415.000
	- Recursos Ordinarios	42.415.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	2.696.805.658
	- Recursos Ordinarios	2.696.805.658
	TOTAL	**19.510.285.467**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	166	971.099.172
- Directivo	14	142.227.360
- Profesional y Técnico	73	560.305.032
- Administrativo	79	268.566.780
Personal Contratado	80	307.054.500
- Empleado	80	307.054.500
TOTAL	**246**	**1.278.153.672**

PROGRAMA: 04 Oficina Nacional de Crédito Público

UNIDAD EJECUTORA: Oficina Nacional de Crédito Público

Corresponde a la Oficina Nacional de Crédito Público el diseño y ejecución de la estrategia de endeudamiento de la República, mediante la celebración de operaciones de Crédito Público, tanto en el mercado doméstico como en el foráneo, a objeto de financiar el desarrollo de programas y proyectos de inversión pública, atender casos de evidente necesidad o de conveniencia nacional, cubrir necesidades transitorias de la Tesorería Nacional y dotar al Banco Central de Venezuela de títulos públicos destinados a operaciones de regulación monetaria. Asimismo, administra y controla la deuda pública interna y externa, directa e indirecta y ejecuta el presupuesto.

A tales efectos, dirige y coordina las negociaciones de la República con entes financieros nacionales e internacionales, públicos y privados y suscribe convenios de financiamiento con dichos organismos, realiza emisiones de bonos en moneda nacional y extranjera, así como cualquier otro tipo de contratos de crédito originarios o derivados y representa al Gobierno Nacional ante inversionistas y agencias calificadoras de riesgo, con lo cual contribuye al logro de las metas establecidas en los lineamientos de políticas financieras y presupuestarias, definidas por el Ejecutivo Nacional.

Esta Oficina se propone como plan de acción, por una parte, la transformación y el fortalecimiento institucional, creada por la Ley Orgánica de la Administración Financiera del Sector Público (LOAFSP), a fin de potenciarla para el cumplimiento del rol que le compete, como uno de los órganos rectores del Sistema de Administración Financiera del Sector Público; y por la otra, desarrollar una estrategia de gerencia de pasivos, ajustada al monto máximo de endeudamiento fijado por el Ejecutivo Nacional y autorizado en la Ley Especial de Endeudamiento Anual, que sea compatible con las metas macroeconómicas establecidas, bajo una óptima relación de costo-riesgo y que cumpla con los parámetros de sostenibilidad fiscal, contenidos en el Marco Plurianual del Presupuesto, de acuerdo con lo previsto en la LOAFSP y sus Reglamentos; todo ello, con el fin de contribuir a elevar la calidad de la gestión financiera del Estado Venezolano durante el año 2004.

Cabe destacar, que como producto de los trabajos adelantados con la misión del Banco Mundial durante el mes de septiembre de 2002, se pudo ratificar la importancia estratégica de la gerencia de la deuda, tanto para afrontar la coyuntura económica actual, como para contribuir a la conformación de un escenario futuro más promisorio. En tal sentido, las conclusiones del trabajo enfatizaron la necesidad de incorporar a la Oficina Nacional de Crédito Público el personal calificado que se requiere para el desarrollo de una estrategia de manejo de la deuda, orientada al corto, mediano y largo plazo y adelantar un plan de entrenamiento completo (dado el alto grado de especialización de la materia); así como la importancia de completar los instrumentos normativos y de procedimientos, que facilitarán el funcionamiento de la Oficina y la evaluación de los requerimientos de equipos y herramientas de análisis, a fin de fortalecer la capacidad de acción de la misma.

Es conveniente señalar que, basado en tales señalamientos realizados por dicha misión en el año 2002, se está diseñando una transformación y fortalecimiento institucional y de procesos, que permita alcanzar los objetivos definidos para la Oficina Nacional de Crédito Publico, la cual se implantará para el año 2004.

OBJETIVOS

- Transformar y fortalecer, desde el punto de vista institucional, funcional y de procesos a la Oficina Nacional de Crédito Público, en función de capacitarla para desempeñar el rol de órgano rector del Sistema de Crédito Público.

- Lograr la obtención del financiamiento requerido por el Gobierno Nacional, al más bajo costo posible, que sea compatible con un nivel prudente de riesgo.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Financiamiento Interno y Externo.	Operaciones de Crédito Público	12.998	10.188.829.998
TOTAL			**10.188.829.998**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.092.093.198
	- Recursos Ordinarios	3.092.093.198
4.02	Materiales y Suministros	74.600.000
	- Recursos Ordinarios	74.600.000
4.03	Servicios no Personales	3.697.500.000
	- Recursos Ordinarios	3.697.500.000
4.04	Activos Reales	3.324.636.800
	- Recursos Ordinarios	3.324.636.800
	TOTAL	**10.188.829.998**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	64	464.682.200
- Directivo	21	214.899.696
- Profesional y Técnico	18	141.949.056
- Administrativo	18	62.788.536
- Obrero	7	45.044.912
Personal Contratado	37	345.644.496
- Empleado	37	345.644.496
TOTAL	**101**	**810.326.696**

PROGRAMA: 11 Control y Fiscalización de Cajas de Ahorro, Fondos de Empleados y Similares

UNIDAD EJECUTORA: Superintendencia de Cajas de Ahorro

La Superintendencia de Cajas de Ahorro tiene como misión vigilar, controlar, inspeccionar, fiscalizar y regular las cajas de ahorro y fondos de ahorros a nivel nacional, con el fin de garantizar una eficiente administración de los ahorros de sus asociados y lograr que alcancen un funcionamiento acorde con la realidad económica del país, sirviendo como excelente alternativa, para que los trabajadores solucionen o minimicen sus necesidades socio-económicas en el corto y mediano plazo.

Según los registros, existen 1.200 cajas de ahorro y fondos de ahorro, los cuales deben remitir trimestral y anualmente sus estados financieros, para ser revisados, procesados y analizados, a los fines de obtener datos estadísticos y aplicación de los indicadores financieros, lo que constituye el marco de información básico para la programación de las actividades de inspección de carácter contable y/o legal.

Para alcanzar estos objetivos la Superintendencia actuará en las áreas legal, contable-financiera, estadística y administrativa, cumpliendo con las metas que a continuación se citan:

- Realizar 700 inspecciones contables - administrativas a las cajas y fondos de ahorro.
- Registrar e inscribir 40 asociaciones de ahorro y 300 firmas de contadores públicos.
- Analizar 1.270 estados financieros presentados por las cajas y fondos de ahorro.
- Dar respuesta a 550 solicitudes de prórroga para la presentación de los informes de auditoria externa y los balances de cierre durante el ejercicio.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Fiscalizar, controlar, vigilar y supervisar los procedimientos legales, administrativos, contables y financieros de las cajas de ahorro y fondos de ahorro.	Fiscalización	2.860	3.216.531.782
TOTAL			**3.216.531.782**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.842.915.380
	- Recursos Ordinarios	2.842.915.380
4.02	Materiales y Suministros	76.239.066
	- Recursos Ordinarios	76.239.066
4.03	Servicios no Personales	247.114.341
	- Recursos Ordinarios	247.114.341
4.04	Activos Reales	47.762.995
	- Recursos Ordinarios	47.762.995
4.07	Transferencias	2.500.000
	- Recursos Ordinarios	2.500.000
	TOTAL	**3.216.531.782**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	87	600.031.167
- Directivo	5	63.320.400
- Profesional y Técnico	45	360.840.060
- Administrativo	20	78.182.376
- Obrero	17	97.688.331
Personal Contratado	20	120.662.544
- Empleado	20	120.662.544
TOTAL	107	720.693.711

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	2.500.000
4.07	03	00	00	Transferencias al exterior	2.500.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	2.500.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	2.500.000
				I0127 - International Savings Bank Institute.	2.500.000
				- Recursos Ordinarios	2.500.000

PROGRAMA: 13 Adiestramiento y Formación Profesional en Administración y Hacienda Pública

UNIDAD EJECUTORA: Adiestramiento y Formación Profesional en Administración y Hacienda Pública

La Escuela Nacional de Administración de Hacienda Pública, continuará con la política de formación de los recursos humanos requeridos por el Ministerio y demás entes de la Administración Pública Centralizada y Descentralizada, a fin de lograr una administración eficiente y eficaz, para alcanzar las metas propuestas en el proceso de modernización y reestructuración que se viene desarrollando. A estos efectos, la institución prevé las siguientes metas y objetivos:

- Programar y desarrollar las actividades académicas correspondientes a los postgrados, licenciatura y cursos de extensión.

- Reorientar la actividad académica y cultural, con un criterio práctico que le de carácter de aplicación, a todo lo que se enseña en la institución.

- Fortalecer la relación docencia - investigación en las áreas: tributaria económico - financiero y jurídica.

- Desarrollar programas capaces de integrar la actividad de la ENAHP-IUT a los Planes de la Nación, a los fines que los recursos humanos formados, participen en la ejecución de la política fiscal y económica que adelanta el Ministerio de Finanzas.

- Procurar que la comunidad universitaria, esté siempre dispuesta a una permanente actualización de sus conocimientos.

- Lograr el desarrollo de una tecnología propia, elaborar material de apoyo a las actividades docentes y de investigación, así como estimular la creatividad a fin de eliminar gradualmente la dependencia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Formar y capacitar a los funcionarios de la Administración Pública en las áreas de aduanas, rentas, gasto público, crédito público, finanzas públicas y comercio exterior.	Egresado	273	4.891.691.831
Incorporar al plan de carrera a los estudiantes regulares y nuevos que deseen seguir estudiando.	Participante	5.200	1.903.800.000
TOTAL			**6.795.491.831**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	5.064.112.608
	- Recursos Ordinarios	5.064.112.608
4.02	Materiales y Suministros	259.726.323
	- Recursos Ordinarios	259.726.323
4.03	Servicios no Personales	395.412.900
	- Recursos Ordinarios	395.412.900
4.04	Activos Reales	876.240.000
	- Recursos Ordinarios	876.240.000
4.07	Transferencias	200.000.000
	- Recursos Ordinarios	200.000.000
	TOTAL	**6.795.491.831**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	118	717.767.324
- Directivo	18	181.388.592
- Profesional y Técnico	28	200.491.140
- Administrativo	32	107.749.128
- Obrero	40	228.138.464
Personal Fijo a Tiempo Parcial	358	1.288.800.000
- Docente	358	1.288.800.000
Personal Contratado	14	67.633.824
- Empleado	14	67.633.824
TOTAL	**490**	**2.074.201.148**

PROGRAMA: 14 Administración de Recursos Humanos

UNIDAD EJECUTORA: Dirección General de Servicios

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Registrar, controlar, capacitar y asesorar al personal del Ministerio de Finanzas.	Movimiento	1.945	17.229.912.308
Ejecutar los programas destinados a seguridad y bienestar social para los empleados, obreros y sus familias, así como el personal jubilado y pensionado.	Programa	4.750	67.883.397.774
Prestar atención médica integral a todos los funcionarios que laboran en el Ministerio de Finanzas y sus entes adscritos, con el fin de mejorar la calidad de vida de los mismos.	Paciente Atendido	99.750	1.894.029.702
Desarrollar los programas y actividades en pro de la formación integral de los hijos del personal del Ministerio de Finanzas y sus entes adscritos.	Alumno	309	825.128.087
Cumplir con los diferentes convenios suscritos entre el Ejecutivo Nacional y las distintas federaciones afiliadas a la C. T. V., derivadas de la contratación colectiva del personal obrero.	Convenio	30.308	43.038.753.508
TOTAL			**130.871.221.379**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	66.751.294.792
	- Recursos Ordinarios	66.751.294.792
4.02	Materiales y Suministros	1.640.136.117
	- Recursos Ordinarios	1.640.136.117
4.03	Servicios no Personales	1.291.261.017
	- Recursos Ordinarios	1.291.261.017
4.04	Activos Reales	105.000.000
	- Recursos Ordinarios	105.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	12.916.323.889
	- Recursos Ordinarios	5.982.025.889
	- Gestión Fiscal	3.000.000.000
	- Otras Fuentes de Financiamiento	3.934.298.000
4.07	Transferencias	48.167.205.564
	- Recursos Ordinarios	48.167.205.564
	TOTAL	**130.871.221.379**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.806	9.900.230.062
- Directivo	11	113.099.976
- Profesional y Técnico	95	630.710.628
- Administrativo	59	202.350.828
- Obrero	1.641	8.954.068.630
Personal Contratado	34	154.199.136
- Empleado	34	154.199.136
TOTAL	**1.840**	**10.054.429.198**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	76.035.905
4.07	01	00	00	Transferencias corrientes internas	76.035.905
4.07	01	01	00	Transferencias corrientes al sector privado	76.035.905
4.07	01	01	15	Subsidios a organismos laborales y gremiales	76.035.905
				S0465 - Federación Nacional de Obreros Dependientes del Estado (FENODE).	76.035.905
				- Recursos Ordinarios	76.035.905

PROGRAMA: 15 Dirección y Coordinación del Sistema Nacional de Presupuesto

UNIDAD EJECUTORA: Oficina Nacional de Presupuesto

La Oficina Nacional de Presupuesto, en su condición de organismo rector del Sistema Presupuestario Público Nacional, en concordancia con las políticas y objetivos del desarrollo económico y social del país, estipulados en los planes a corto y mediano plazo, acometerá acciones que faciliten la toma de decisiones, sustentada en la oportuna medición de los rendimientos económicos y sociales del gasto público de los entes y órganos del Sector Público. Para ello, la Institución se plantea los siguientes objetivos:

- Aumentar la efectividad en los procesos de asesoría, conducción, control y evaluación de la gestión presupuestaria, en concordancia a la normativa legal vigente establecida en la Ley Orgánica de la Administración Financiera del Sector Público (L. O. A .F. S. P.).

- Continuar evaluando la reglamentación vigente conforme a lo establecido en la L. O. A .F. S. P., gestionado su cumplimiento y supervisión, de acuerdo a los parámetros y especificaciones establecidas en materia presupuestaria y financiera, en especial la modificación del Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público sobre el Sistema Presupuestario.

- Supervisar y evaluar el proceso de formulación presupuestaria de los entes y órganos del Sector Público.

- Participar en la elaboración de la Ley del Marco Plurianual, conforme a las metas y objetivos de la Nación.

- Coordinar, conjuntamente con el Ministerio de Planificación y Desarrollo, en la elaboración de los planes operativos anuales, fundamentados en los lineamientos sociales, económicos y financieros, previstos en el Plan de la Nación y reflejados en el Presupuesto Público Nacional.

- Modernizar y consolidar la plataforma tecnológica de la Oficina, apuntando hacia la incorporación de software y hardware, que permita desarrollar e instalar los siguientes sistemas informáticos:

 - Desarrollar el sistema de los procesos de evaluación y control de la ejecución del Presupuesto Público Nacional, en ambiente WEB, con énfasis en las asesorías permanentes, en cuanto al manejo y utilidad a los usuarios.
 - Dar continuidad al desarrollo de los sistemas de evaluación y ejecución de la programación con la gestión administrativa.
 - Dar continuidad al desarrollo de proyección de tendencias y simulación de escenarios en la formulación del presupuesto.
 - Dar continuidad a la consolidación de la página Web de la Oficina.
 - Adquisición de equipos de telecomunicaciones para la red de comunicación interna y externa que maneja la ONAPRE.
 - Dar continuidad en el desarrollo del proceso de consolidación del Sistema de Gestión y Control de las Finanzas Públicas.
 - Dar continuidad en el desarrollo de los Sistemas y Programas que faciliten la gestión administrativa interna en las áreas de compras y suministros, correspondencia, documentación, control y ejecución presupuestaria financiera.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Realizar cambios estructurales y de procesos de mayor impacto para el mejoramiento del sistema presupuestario.	Proceso	1	212.179.582.518
TOTAL			**212.179.582.518**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	25.858.083.260
	- Recursos Ordinarios	25.858.083.260
4.02	Materiales y Suministros	252.008.419
	- Recursos Ordinarios	252.008.419
4.03	Servicios no Personales	3.167.720.360
	- Recursos Ordinarios	3.167.720.360

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.04	Activos Reales	1.421.660.264
	- Recursos Ordinarios	1.421.660.264
4.07	Transferencias	1.299.977.697
	- Recursos Ordinarios	1.299.977.697
4.52	Asignaciones no Distribuidas	180.180.132.518
	- Recursos Ordinarios	5.894.006.252
	• Fondo para atender compromisos generados por la Contratación Colectiva	5.894.006.252
	- Gestión Fiscal	174.286.126.266
	• Fondo para atender compromisos generados por la Contratación Colectiva	174.286.126.266
	TOTAL	**212.179.582.518**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	270	3.695.341.566
- Directivo	37	621.867.624
- Profesional y Técnico	158	2.494.854.288
- Administrativo	37	309.722.272
- Obrero	38	268.897.382
Personal Contratado	15	183.840.504
- Empleado	15	183.840.504
TOTAL	**285**	**3.879.182.070**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	12.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	12.000.000
4.07	99	01	00	Transferencias corrientes diversas	12.000.000
				S0135 - Asociación Venezolana de Presupuesto Público (A.V.P.P.).	12.000.000
				- Recursos Ordinarios	12.000.000

PROGRAMA: 16 Oficina Nacional del Tesoro

UNIDAD EJECUTORA: Oficina Nacional del Tesoro

La Oficina Nacional del Tesoro es el órgano rector del Sistema de Tesorería, actuando como unidad especializada para la gestión financiera del tesoro, la coordinación de la planificación financiera del sector público nacional y las demás actividades propias del servicio de tesorería nacional, con la finalidad de promover la optimización del flujo de caja del tesoro, bajo la modalidad de cuenta única.

A esta Oficina le corresponde realizar, las siguientes actividades:

- Percepción y presentación de la cuenta de los ingresos fiscales a través de la recepción, conciliación y registro de la información de los productos en numerario, correspondientes a los ingresos nacionales y de los pagos autorizados y efectuados de acuerdo con lo establecido en la Ley de Presupuesto.
- Programar y elaborar el flujo de caja del Tesoro Nacional.
- Administrar el Sistema de Cuenta Única del Tesoro.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar la planificación financiera del Sector Público Nacional y ejercer las actividades propias del servicio de Tesorería Nacional, con la finalidad de optimizar el flujo de caja del Tesoro, bajo la modalidad de Cuenta Única.	Asiento / Formulario	5.606.577	2.835.179.370
TOTAL			**2.835.179.370**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.496.685.370
	- Recursos Ordinarios	2.496.685.370
4.02	Materiales y Suministros	64.944.000
	- Recursos Ordinarios	64.944.000
4.03	Servicios no Personales	141.600.000
	- Recursos Ordinarios	141.600.000
4.04	Activos Reales	131.950.000
	- Recursos Ordinarios	131.950.000
	TOTAL	**2.835.179.370**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	74	494.322.595
- Directivo	13	130.050.360
- Profesional y Técnico	29	209.215.236
- Administrativo	12	40.152.372
- Obrero	20	114.904.627
Personal Contratado	29	169.874.940
- Empleado	29	169.874.940
TOTAL	**103**	**664.197.535**

PROGRAMA: 17 Oficina Nacional de Contabilidad Pública

UNIDAD EJECUTORA: Oficina Nacional de Contabilidad Pública

La Oficina Nacional de Contabilidad Pública como órgano rector del Sistema de Contabilidad, constituye el eje central de la administración financiera, teniendo como objetivos básicos:

- Diseñar, organizar, dirigir, implantar, evaluar y mantener un sistema moderno, integral e integrado del control interno de la Administración Pública Nacional, con el propósito de promover y garantizar el cumplimiento de la normativa legal.

- Estimular la eficiencia y economía en el empleo de los recursos públicos y la eficacia en el logro de los objetivos, así como disponer de información contable veraz, útil y oportuna que constituya una herramienta fundamental para la toma de decisiones por parte del Poder Ejecutivo y que facilite el ejercicio del control externo, a cargo de la Contraloría General de la República.

Por lo tanto, para el ejercicio económico-financiero 2004, realizará una serie de acciones encaminadas a mantener un sistema único, para el registro sistemático de todas las transacciones que efectúen las dependencias de los organismos que administren, custodien o manejen fondos o bienes nacionales.

En el marco de la Ley Orgánica de Administración Financiera, la Oficina Nacional de Contabilidad Pública, tiene dentro de sus atribuciones las siguientes:

- Dictar las normas técnicas de contabilidad y los procedimientos específicos, que considere necesario para el adecuado funcionamiento del Sistema de Contabilidad Pública.

- Prescribir y mantener actualizados los sistemas de contabilidad para la República y sus entes descentralizados sin fines empresariales, mediante instrucciones y modelos que se publicarán en la Gaceta Oficial.

- Emitir opinión sobre los planes de cuenta y sistemas contables de las sociedades del Estado, en forma previa a su aprobación por éstas.

- Llevar en cuentas especiales el movimiento de las erogaciones con cargo a los recursos originados u operaciones de crédito de la República y sus entes descentralizados.

- Organizar el sistema contable de tal forma que permita conocer permanentemente, la gestión presupuestaria, de tesorería y patrimonial de la República y sus entes descentralizados.

- Llevar la contabilidad central de la República y elaborar los estados financieros correspondientes, realizando las operaciones de ajuste, apertura y cierre de la mismas.

- Consolidar los estados financieros de la República y sus entes descentralizados.
- Elaborar la Cuenta General de Hacienda que debe presentar anualmente el Ministro de Finanzas ante la Asamblea Nacional, los demás estados financieros que considere conveniente, así como los que le solicite la misma Asamblea y la Contraloría General de la República.
- Promover y realizar los estudios que considere necesario de la normativa vigente en materia de contabilidad, a los fines de su actualización permanente.
- Coordinar las actividades y vigilar el funcionamiento de las oficinas de contabilidad de los órganos de la República y sus entes descentralizados sin fines empresariales.
- Elaborar las cuentas económicas del sector público, de acuerdo con el Sistema de Cuentas Nacionales.
- Orientar el control interno y facilitar el control externo, de acuerdo con las normas de coordinación dictadas por la Contraloría General de la República.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Diseñar, organizar, dirigir, implantar, evaluar y mantener un sistema moderno e integrado de control interno de la Administración Pública Nacional.	Reglamento / Proceso	3.060	11.115.074.889
TOTAL			**11.115.074.889**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.449.642.223
	- Recursos Ordinarios	3.449.642.223
4.02	Materiales y Suministros	117.156.803
	- Recursos Ordinarios	117.156.803
4.03	Servicios no Personales	2.026.105.000
	- Recursos Ordinarios	2.026.105.000
4.04	Activos Reales	5.522.170.863
	- Recursos Ordinarios	5.522.170.863
	TOTAL	**11.115.074.889**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	61	424.616.761
- Directivo	12	128.978.784
- Profesional y Técnico	31	225.638.892
- Administrativo	14	47.018.160
- Obrero	4	22.980.925
Personal Contratado	33	423.246.948
- Empleado	33	423.246.948
TOTAL	**94**	**847.863.709**

PROGRAMA: 18 Asistencia Financiera al Sector Economía Social

UNIDAD EJECUTORA: Dirección General de Servicios

Los créditos presupuestarios asignados a esta categoría programática, basados en los artículos 118 y 308 de la Constitución de la República Bolivariana de Venezuela, estarán bajo la responsabilidad del Ministerio para el Desarrollo de la Economía Social, como órgano asesor del Presidente de la República en lo relativo al fomento y protección de la economía social, teniendo a su cargo la formulación, coordinación, seguimiento y evaluación de las políticas orientadas a tal fin, primordialmente en las áreas de economía social participativa, promoción de empresas y organizaciones de carácter asociativo y comunitario, como fuentes generadoras de bienestar personal y colectivo.

Para el cumplimiento de tales funciones, coordinará las actividades del:

- Banco de Desarrollo de la Mujer C. A.
- Instituto Autónomo Fondo Único Social (IAFUS).
- Fundación Pueblo Soberano.
- Fondo de Desarrollo Microfinanciero (FONDEMI).
- Fundación Frente Bolivariano de Luchadores Sociales.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Apoyo a la Economía Social.	Millones de Bs.	5	182.415.276.347
TOTAL			**182.415.276.347**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	307.200.000
	- Recursos Ordinarios	307.200.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.02	Materiales y Suministros	12.000.000
	- Recursos Ordinarios	12.000.000
4.03	Servicios no Personales	114.900.000
	- Recursos Ordinarios	114.900.000
4.04	Activos Reales	50.000.000
	- Recursos Ordinarios	50.000.000
4.05	Activos Financieros	11.000.000.000
	- Recursos Ordinarios	5.500.000.000
	- Gestión Fiscal	4.500.000.000
	- Otras Fuentes de Financiamiento	1.000.000.000
4.07	Transferencias	170.931.176.347
	- Recursos Ordinarios	64.650.000.001
	- Gestión Fiscal	50.238.374.346
	- Otras Fuentes de Financiamiento	56.042.802.000
	TOTAL	**182.415.276.347**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Contratado	16	307.200.000
- Empleado	16	307.200.000
TOTAL	**16**	**307.200.000**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.05	00	00	00	Activos Financieros	11.000.000.000
4.05	01	00	00	Aportes directos para participaciones de capital	11.000.000.000
4.05	01	03	00	Aportes de capital a instituciones públicas financieras bancarias	4.500.000.000
				A0718 - Banco de Desarrollo de la Mujer C. A.	4.500.000.000
				- Recursos Ordinarios	2.500.000.000
				- Gestión Fiscal	1.500.000.000
				- Otras Fuentes de Financiamiento	500.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.05	01	04	00	Aportes de capital a instituciones públicas financieras no bancarias	6.500.000.000
				A0842 - Fondo de Desarrollo Microfinanciero (FONDEMI)	6.500.000.000
				- Recursos Ordinarios	3.000.000.000
				- Gestión Fiscal	3.000.000.000
				- Otras Fuentes de Financiamiento	500.000.000
4.07	00	00	00	Transferencias	170.931.176.347
4.07	01	00	00	Transferencias corrientes internas	170.639.176.347
4.07	01	02	00	Transferencias corrientes al sector público	170.639.176.347
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	161.431.176.347
				A0197 - Instituto Autónomo Fondo Único Social (IAFUS)	151.781.176.347
				- Recursos Ordinarios	52.000.000.001
				- Gestión Fiscal	45.238.374.346
				- Otras Fuentes de Financiamiento	54.542.802.000
				A0216 - Fundación "Pueblo Soberano"	9.500.000.000
				- Recursos Ordinarios	4.000.000.000
				- Gestión Fiscal	5.000.000.000
				- Otras Fuentes de Financiamiento	500.000.000
				A0414 - Fundación Frente Bolivariano de Luchadores Sociales	150.000.000
				- Recursos Ordinarios	150.000.000
4.07	01	02	08	Transferencias corrientes a las instituciones públicas financieras no bancarias	4.208.000.000
				A0842 - Fondo de Desarrollo Microfinanciero (FONDEMI)	4.208.000.000
				- Recursos Ordinarios	3.708.000.000
				- Otras Fuentes de Financiamiento	500.000.000
4.07	01	02	09	Transferencias corrientes a las instituciones públicas financieras bancarias	5.000.000.000
				A0718 - Banco de Desarrollo de la Mujer C. A.	5.000.000.000
				- Recursos Ordinarios	4.500.000.000
				- Otras Fuentes de Financiamiento	500.000.000
4.07	02	00	00	Transferencias de capital internas	292.000.000
4.07	02	02	00	Transferencias de capital al sector público	292.000.000
4.07	02	02	08	Transferencias de capital a instituciones públicas financieras no bancarias	292.000.000
				A0842 - Fondo de Desarrollo Microfinanciero (FONDEMI)	292.000.000
				- Recursos Ordinarios	292.000.000

PROGRAMA: 98 Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Dirección General de Servicios

Este programa, centraliza los recursos presupuestarios asignados por el Ejecutivo Nacional a todos los entes adscritos al Ministerio de Finanzas, mediante transferencias corrientes y/o aportes de capital, entre los cuales se citan a continuación:

- Banco de Fomento Regional los Andes (BANFOANDES).
- Superintendencia de Bancos y Otras Instituciones Financieras (SUDEBAN).
- Comisión Nacional de Valores.
- Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (CORPOTULIPA).
- Superintendencia de Seguridad Social.
- Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central.
- Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT).
- Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles.
- Servicio Autónomo Superintendencia Nacional de Actividades Hípicas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Transferir los créditos presupuestarios asignados por el Ejecutivo Nacional a los entes adscritos al Ministerio de Finanzas.	Transferencia	9	757.551.113.721
TOTAL			**757.551.113.721**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.05	Activos Financieros	9.000.000.000
	- Gestión Fiscal	8.500.000.000
	- Otras Fuentes de Financiamiento	500.000.000
4.07	Transferencias	748.551.113.721
	- Recursos Ordinarios	680.619.736.760
	- Gestión Fiscal	65.000.000.000
	- Programas y Proyectos	1.931.376.961
	• Modernización del SENIAT II	1.931.376.961
	- Otras Fuentes de Financiamiento	1.000.000.000
	TOTAL	**757.551.113.721**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.05	00	00	00	Activos Financieros	9.000.000.000
4.05	01	00	00	Aportes directos para participaciones de capital	9.000.000.000
4.05	01	03	00	Aportes de capital a instituciones públicas financieras bancarias	9.000.000.000
				A0703 - Banco de Fomento Regional de los Andes C.A.	9.000.000.000
				- Gestión Fiscal	8.500.000.000
				- Otras Fuentes de Financiamiento	500.000.000
4.07	00	00	00	Transferencias	748.551.113.721
4.07	01	00	00	Transferencias corrientes internas	721.619.736.760
4.07	01	02	00	Transferencias corrientes al sector público	721.619.736.760
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	4.590.000.000
				A0121 - Superintendencia de Bancos y Otras Instituciones Financieras.	1.000.000.000
				- Otras Fuentes de Financiamiento	1.000.000.000
				A0185 - Comisión Nacional de Valores (CNV)	2.700.000.000
				- Recursos Ordinarios	2.700.000.000
				A0653 - Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (CORPOTULIPA)	390.000.000
				- Recursos Ordinarios	390.000.000
				A0944 - Superintendencia de Seguridad Social	500.000.000
				- Recursos Ordinarios	500.000.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	717.029.736.760
				A0122 - Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	163.500.000.000
				- Recursos Ordinarios	163.500.000.000
				A0123 - Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	552.379.736.760
				- Recursos Ordinarios	512.379.736.760
				- Gestión Fiscal	40.000.000.000
				A0145 - Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles	200.000.000
				- Recursos Ordinarios	200.000.000
				A0906 - Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)	950.000.000
				- Recursos Ordinarios	950.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	02	00	00	Transferencias de capital internas	26.931.376.961
4.07	02	02	00	Transferencias de capital al sector público	26.931.376.961
4.07	02	02	10	Transferencias de capital a servicios autónomos sin personalidad jurídica	26.931.376.961
				A0123 - Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	26.931.376.961
				- Gestión Fiscal	25.000.000.000
				- Programas y Proyectos	1.931.376.961
				• Modernización del SENIAT II	1.931.376.961

PROGRAMA: 99 Partidas no Asignables a Programas

UNIDAD EJECUTORA: Dirección General de Servicios

Este programa concentra los fondos previstos para el pago del servicio de la deuda pública externa e interna, los cuales son administrados y ejecutados por la Oficina Nacional de Crédito Público.

Por otra parte, tiene previsto ejecutar para el año 2004 las siguientes acciones:

- Asignar los recursos necesarios para llevar a cabo el programa de útiles y textos escolares, que efectúa la Federación Nacional de Obreros Dependientes del Estado (FENODE).

- Centralizar créditos presupuestarios para cumplir con obligaciones que se asuman por gastos de remuneraciones y demás retribuciones, transferencias corrientes y aporte de capital, que otorgará el Ejecutivo Nacional a la C. A., Metro de Caracas, y aquellos que realiza la República a Organismos Internacionales, tales como: Corporación Andina de Fomento (C. A. F.), Banco Mundial y Banco Interamericano de Desarrollo (B. I .D.).

- Contemplar los recursos relacionados con los gastos por concepto de jubilaciones y pensiones de la Alcaldía Mayor, de las diversas instituciones de la Administración Pública Nacional relacionados con el pago de servicios básicos, gastos de referenda y elecciones, honorarios profesionales de bufetes internacionales, costas y costos judiciales, compromisos pendientes de ejercicios anteriores, deuda FOGADE – Ministerio de Finanzas – Banco Central y los programas y proyectos, incluido el Programa Social Especial.

- Se centralizan igualmente, recursos a ser financiados con multilaterales, destinados a la cobertura de programas específicos en las áreas de extensión agrícola, ayuda a las comunidades agrícolas pobres, desarrollo de cadenas agro-productivas, sistemas de agua potable y residuales, apoyo al sector financiero y tributario, así como también en la consolidación de proyectos de infraestructura vial y de transporte masivo, entre otros.

- Asimismo, se incluye un subsidio Especial para la constitución del Distrito del Alto Apure y la porción que le corresponde por efecto de la Ley de Asignaciones Económicas Especiales (LAEE).

- Finalmente, contempla la asignación para cubrir los costos del Convenio de Cooperación, el cual beneficiará al Central Azucarero Pío Tamayo.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Cancelación del servicio la deuda pública y distribución de recursos a Organismos y Programas Especiales.	Millones de Bs.	1	15.938.402.492.769
TOTAL			**15.938.402.492.769**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.05	Activos Financieros	87.382.597.558
	- Recursos Ordinarios	648.191.101
	- Deuda Pública	66.590.609.008
	- Gestión Fiscal	20.000.000.000
	- Otras Fuentes de Financiamiento	143.797.449
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	13.285.205.737.704
	- Recursos Ordinarios	4.506.943.215.807
	• Servicio de la Deuda Pública	4.506.943.215.807
	- Deuda Pública	7.778.204.448.509
	• Servicio de la Deuda Pública	7.778.204.448.509
	- Gestión Fiscal	218.825.654
	• Deuda Administrativa	218.825.654
	- Otras Fuentes de Financiamiento	999.839.247.734
	• Servicio de la Deuda Pública	999.839.247.734
4.07	Transferencias	84.609.101.506
	- Recursos Ordinarios	70.506.440.430
	- Deuda Pública	5.204.942.483
	- Gestión Fiscal	8.880.763.776
	- Otras Fuentes de Financiamiento	16.954.817
4.52	Asignaciones no Distribuidas	2.481.205.056.001
	- Recursos Ordinarios	5.416.090.286
	• Remuneraciones y demás Retribuciones	5.416.090.286
	- Gestión Fiscal	153.000.000.000
	• Gastos de la Referenda y Elecciones	150.000.000.000
	• Honorarios Profesionales de Bufetes Internacionales, Costas y Costos Judiciales	3.000.000.000
	- Para Pagos de Compromisos	970.000.000.000
	• Cancelación de Deuda por Servicios Básicos Administración Central	83.500.000.000
	• Cancelación de Deuda por Servicios Básicos Administración Descentralizada	166.500.000.000
	• Compromisos Pendientes de Ejercicios Anteriores	400.000.000.000
	• Deuda FOGADE – Ministerio de Finanzas – Banco Central de Venezuela	320.000.000.000
	- Programas y Proyectos	1.352.788.965.715
	• Programas y Proyectos financiados con Multilaterales	300.000.000.000
	• Facilidad para la Preparación de Proyectos	2.788.965.715
	• Programa Especial Social	750.000.000.000
	• Programa de Inversión para las Entidades Estadales, Municipios y Otras Instituciones	300.000.000.000
	TOTAL	**15.938.402.492.769**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.05	00	00	00	Activos Financieros	67.382.597.558
4.05	01	00	00	Aportes directos para participaciones de capital	67.382.597.558
4.05	01	05	00	Aportes de capital a organismos del sector público para el pago de su deuda	67.382.597.558
				A0621 - C. A. Metro de Caracas (CAMETRO)	67.382.597.558
				- Recursos Ordinarios	648.191.101
				- Deuda Pública	66.590.609.008
				- Otras Fuentes de Financiamiento	143.797.449
4.07	00	00	00	Transferencias	75.644.337.730
4.07	01	00	00	Transferencias corrientes internas	48.298.323.982
4.07	01	02	00	Transferencias corrientes al sector público	48.298.323.982
4.07	01	02	04	Transferencias corrientes a las entidades federales	43.000.000.000
				E7400 - Distrito Metropolitano de Caracas	43.000.000.000
				- Recursos Ordinarios	43.000.000.000
				• Asignación para Pensiones y Jubilaciones de la Alcaldía Mayor	43.000.000.000
4.07	01	02	11	Transferencias corrientes a organismos del sector público para financiar intereses y otros gastos financieros	5.298.323.982
				A0621 - C. A. Metro de Caracas (CAMETRO)	5.298.323.982
				- Recursos Ordinarios	76.426.682
				- Deuda Pública	5.204.942.483
				- Otras Fuentes de Financiamiento	16.954.817
4.07	04	00	00	Situado	19.058.823.319
4.07	04	01	00	Situado Constitucional	19.058.823.319
4.07	04	01	03	Subsidio de Régimen Especial	19.058.823.319
				E7500 - Distrito del Alto Apure	19.058.823.319
				- Recursos Ordinarios	19.058.823.319
4.07	06	00	00	Asignaciones Económicas Especiales	8.287.190.429
4.07	06	01	00	Asignaciones Económicas Especiales	8.287.190.429
				E7500 - Distrito del Alto Apure	8.287.190.429
				- Recursos Ordinarios	8.287.190.429

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	8.964.763.776
4.07	99	00	00	Transferencias corrientes y de capital diversas	8.964.763.776
4.07	99	01	00	Transferencias corrientes diversas	84.000.000
				S1520 - Federación Nacional de Obreros Dependientes del Estado (FENODE)	84.000.000
				- Recursos Ordinarios	84.000.000
4.07	99	02	00	Transferencias de capital diversas	8.880.763.776
				S1733 - Central Azucarero Pío Tamayo (Convenio de Cooperación)	8.880.763.776
				- Gestión Fiscal	8.880.763.776

Ministerio de la Defensa

MINISTERIO DE LA DEFENSA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

El Ministerio de la Defensa como ente fundamental de la administración pública nacional, tiene contemplado en sus políticas presupuestarias los lineamientos generales contenidos en el Plan de Desarrollo Económico y Social de la Nación 2001 - 2007, en el Plan de Consolidación Estratégica de la F.A.N, así como las contenidas en su propia gestión ministerial.

En este sentido, el presupuesto se formuló atendiendo en prioridad, los gastos correspondientes al área de personal, cuidado integral de la salud y bienestar del personal civil y militar, y en el incremento de los recursos destinados al mantenimiento de los índices de apresto operacional, estos últimos afectados por las restricciones presupuestarias que prevalecieron durante los Ejercicios Fiscales 2002 y 2003.

Para el Ejercicio Fiscal 2004, el Personal Militar y Civil constituye una de las principales áreas del gasto. Este Ministerio se abocará en atender los compromisos, que en materia remunerativa decrete el Ejecutivo Nacional, destinado a los Funcionarios Públicos en sus diferentes categorías: Empleados, Obreros, Docentes, Salud, Pensionados y Jubilados.

Para el Personal Militar, se contemplan recursos para las remuneraciones y pensiones, de acuerdo con las tarifas convenidas en la Directiva Nro. MD-DGSPP-DP-DIRPLA-DIR2003-13-05-003 del 10OCT2003 "Remuneraciones del Personal Militar de la F.A.N", Primas de Frontera, incremento de la Subvención de Alimentación del Personal Militar No Profesional, y mejoras de los beneficios socio económicos.

Para el Personal Civil, se prevén los recursos de acuerdo a las reivindicaciones salariales consagradas en las distintas contrataciones colectivas, considerando honrar los compromisos que en materia de remuneración decretó el Ejecutivo Nacional, para las diferentes clasificaciones del personal al servicio del Estado, entre los que destacan:

- El IV Convenio Colectivo Marco de los funcionarios de la Administración Pública Nacional FENTRACEP 2003-2004.

- Actualización de las tablas salariales del personal docente de la educación superior del Consejo Nacional Universitario según la Resolución Nro. 185 del 05 de noviembre de 2002.

- Acta Convenio de los cincos gremios del Área de la Salud, de la Escala de Sueldos de las series de cargos profesionales universitarios, enfermeras, bioanalistas, odontólogos, farmacéuticos, nutricionistas y dietistas.

- Ajuste del salario mínimo para los trabajadores de la Administración Pública Nacional según el Decreto Nro. 2.387 de la Gaceta Oficial Nro. 37.681 del 02 de mayo de 2003.

- Se mantendrá una evaluación constante sobre las discusiones de las nuevas contrataciones colectivas, a los fines de hacer previsiones necesarias en las estimaciones de gastos de personal.

En el área de Bienestar y Seguridad Social, se ha procurado cubrir las prioridades, previéndose, además el mejoramiento de los servicios de asistencia y dotación de los hospitales militares nacionales.

En virtud de las restricciones presupuestarias y los altos costos, los gastos de operación, mantenimiento e inversión, de los sistemas de armas y equipos, se orientan a mantener los niveles de apresto y disponibilidad en condiciones moderadas de operatividad, así como el mantenimiento de la infraestructura, y el mejoramiento de la calidad de servicio de los hospitales militares, a través de la dotación de medicamentos, fármacos y mantenimiento de equipos médicos quirúrgicos.

Los gastos de funcionamiento e inversión para el Ejercicio 2004, son conservadores, ya que se orientan a cubrir primordialmente el mantenimiento de los sistemas de armas y equipos existentes, así como la adquisición de partes y repuestos que garanticen su vida útil. Igualmente se han destinado recursos a los proyectos de inversión, construcción, mantenimiento y reparación de la infraestructura física, con el fin de continuar con el programa de rescate de las instalaciones que se encuentran en estado crítico.

En consecuencia, dentro de las formas de acción que serán aplicadas por este Ministerio para el cumplimiento de las metas y objetivos se puede señalar:

- Continuar con la política de minimizar la adquisición de sistemas y equipos, reorientando el gasto hacia la recuperación y mantenimiento de los mismos.

- Aplicar medidas de austeridad, con el fin de racionalizar el consumo de servicios básicos.

- Maximizar la eficiencia administrativa de los entes descentralizados para lograr su autofinanciamiento.

- Mantener especial atención en el área fronteriza con el objeto de minimizar los problemas de la región.

- Optimizar el suministro de medicamentos y material médico quirúrgico a los diferentes centros hospitalarios y dispensadores de salud, con el propósito de preservar y cubrir la mayor demanda posible, con la mejor calidad de servicio.

- Reducir y/o concentrar las unidades militares, atendiendo las necesidades de despliegues estratégico.

La Fuerza Armada Nacional continuará cumpliendo su rol como garante de la seguridad y defensa nacional, la defensa de la soberanía y la consolidación de las zonas fronterizas, incrementando su integración con la sociedad civil, maximizando su participación en el desarrollo social y económico nacional a través de la Fundación Proyecto País y otros entes creados para tal fin.

Los Programas Presupuestarios y Entes Adscritos establecerán programas para sincerar sus estructuras organizativas, alineándolas al rol que desempeñan y cumpliendo lo establecido en las Directiva MD-DGSPP-DP-00-13/05/003 del 13 de junio de 2002 "Normas y Procedimientos para la creación, Modificación y Control de las Estructuras Funcionales de las Dependencias del Sector Defensa". El cumplimiento de este procedimiento asegurará que se definan y consoliden las estructuras organizativas; ajustándolas tanto a las necesidades reales, como a la racionalización del gasto en cuanto a recursos financieros y materiales, de manera tal que las mismas contribuyan al eficaz y eficiente cumplimiento de la misión de la F.A.N. Por otro lado se propenderá a la eliminación de aquellos entes descentralizados con duplicidad de funciones (principalmente los servicios autónomos) o aquellos incapaces de cumplir con niveles racionales de autogestión.

Con el fin último de optimizar el empleo de los recursos presupuestarios asignados y mejorar la vinculación entre los Planes Operativos Anuales de los Programas y el Presupuesto de Gastos; los Planes Operativos Anuales Institucionales se ajustaron dando prioridad a las misiones y necesidades operativas de la F.A.N.

En cuanto a los Proyectos de Inversión para la adquisición de bienes, construcciones de obras, mantenimiento mayor de sistemas y equipos y contratación de servicios a través de operaciones de crédito público, se establecieron los siguientes lineamientos:

- Enfocar sus inversiones hacia la consecución de la misión señalada para la F.A.N. en la Constitución de la República Bolivariana de Venezuela.

- Dirigir sus esfuerzos hacia el manejo de los conceptos contenidos en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, así como lo establecido en el Plan Estratégico de la Consolidación de la F.A.N.

- Cumplir con las normas y procedimientos establecidos, donde debe tenerse en cuenta el orden de prioridades adecuación a la condiciones geográfica en el Territorio Nacional.

- La selección de los Proyectos a ser ejecutados durante este Ejercicio Fiscal tendrá como lineamiento estratégico el predominio y la preferencia de los siguientes conceptos: adquisición centralizada de materiales y equipos de uso común, .interoperatividad e integración de los sistemas y equipos, sustitución, modernización y mantenimiento mayor de sistemas de armas y equipos así como su logística, implementación de un sistema logístico integrado, estandarización de sistemas y equipos, integración progresiva de Centros de Mantenimiento, integración activa en el desarrollo social de la nación.

Los procesos de formulación, registro, ejecución, seguimiento, control y evaluación de los Proyectos de Inversión que serán financiados a través de operaciones de crédito público, deberán ajustarse estrictamente a lo establecido en la Directiva General MD-DGSPP-DIRPLA-DIR2001-13-05/10 del 01AGO01. Se hará énfasis especial en los desembolsos requeridos en función de los cronogramas de entrega de bienes o servicios, y de las valuaciones para las obras civiles. Estos cronogramas son de vital importancia en virtud de que los desembolsos de la Ley Especial de Endeudamiento 2004 estarán contenidos en la Ley de Presupuesto 2004.

Los gastos de inversión para la construcción de nuevas infraestructuras, deben justificarse y efectuarse el estudio de factibilidad, así como el impacto sobre la misión y de qué forma contribuyen al logro de la misma. Este tipo de inversiones deberá ajustarse a los lineamientos generales establecidos en el Plan Estratégico de Consolidación de la F.A.N. (2000-2010).

Los Programas Presupuestarios y Entes Adscritos al Ministerio de la Defensa contemplarán los compromisos validamente adquiridos, que no puedan ser causados al 31 de diciembre de 2003 y las obligaciones contraídas durante ejercicios anteriores, esencialmente aquellas relacionadas con los Servicios Básicos y los Compromisos Laborales generados por concepto de Contratación Colectiva y/u otros mecanismos legales.

Las Unidades Administradoras Centrales, en función de minimizar las obligaciones presupuestarias con los diferentes acreedores, deberá normalizar el procedimiento para la cancelación de los diferentes compromisos pendientes de pago, por lo que priorizará la forma de los pagos que deban efectuar, especialmente lo relacionado con pasivos laborales y por orden cronológico, asignándole la máxima prioridad a las más antiguas.

Los entes adscritos que perciban recursos bajo la figura de transferencia y estén en capacidad de autogestionarse, no podrán emplear parte de estos recursos financieros otorgados en gastos de funcionamiento, ya que las prioridad de la estimación de los mismos se da principalmente para los complementos cuando se prevea que los ingresos contenidos por el ente no son suficiente para el pago de obligaciones laborales, de pensiones y jubilaciones.

Con respecto a los gastos considerados como seguridad y defensa, los programas deberán tomar en cuenta todos los aspectos relacionados con las operaciones fronterizas, de inteligencia y operaciones militares, contemplados en el Artículo 12 de la Reforma Parcial del Reglamento de la Ley Orgánica de la Contraloría General de la República, publicada en la Gaceta Oficial Nro. 37.169 del 29 de marzo del 2001.

Finalmente, hay que enfatizar que la Fuerza Armada Nacional, es una institución flexible eficiente y efectiva que en los actuales momentos cuenta con razonable nivel de apresto operacional para la acción conjunta, que cuenta con un excelente equipo humano para atender las exigencias actuales en cuanto a la seguridad y defensa se refiere y que es capaz de contribuir activamente con el desarrollo nacional y garantizar el orden interno, por lo cual se plantea objetivos encaminados a la preservación de la misma, los cuales se pueden enumerar de la siguiente manera:

- Mantener y mejorar el nivel actual de apresto operacional, con el fin de garantizar la seguridad integral del Estado Venezolano, participando activamente en la consecución de los intereses estratégicos.

- Ajustar la estructura de los entes descentralizados a su razón de ser; funcionar con total apego al marco legal establecido en especial a lo señalado en el Título 3 de la Ley Orgánica de Administración Financiera del Sector Público, con un manejo gerencial que le permita llegar a nivel óptimo dentro de cada Organismo, con el fin de consolidar el nivel de efectividad y competitividad que garanticen el apoyo a la misión de la Fuerza Armada Nacional establecida en la Constitución Bolivariana de Venezuela.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Desarrollar, coordinar y tramitar las actividades administrativas del Sector Defensa	Actividad Administrativa	120	857.255.747.801
Formación personal militar básica	Cadete	800	5.677.170.091
Capacitación del personal militar y civil profesional	Alumno	150	514.127.523
Levantamiento cartográfico y aereocartográfico	Estudio	36	1.745.234.449
Inspección de las unidades militares	Inspeccion	1.000	813.910.739
Especialización personal militar profesional	Alumno	50	2.028.525.666
Proporcionar la logística de las operaciones de la defensa de la nación	Apoyo	10	1.497.591.811
Inteligencia militar para el desarrollo y empleo estratégico de la F.A.N	Estudio	750	9.335.017.439
Apoyar las operaciones militares	Apoyo	10	2.117.968.009
Realizar la concentración, selección y alistamiento de los contingentes de la F.A.N	Alistado	25.000	4.632.431.537
Seguridad y mantenimiento de las instalaciones del M.D.	Horas/Hombre	3.024.000	4.662.789.513
Desarrollar, coordinar y gestionar las actividades administrativas del componente ejercito	Actividad	120	9.933.041.952
Ejecutar las distintas operaciones militares que garanticen la seguridad terrestre del estado	Entrenamiento	1.200	4.386.085.980
Planificar, ejecutar y supervisar el mantenimiento de los diferentes sistemas de transporte, maquinarias y armas de las unidades y dependencias del Ejército	Mantenimiento	12	3.678.158.400
Graduar personal de oficiales, SOPC y tropa profesional	Alumno	800	1.709.745.396
Planificar y ejecutar el mantenimiento general de los sistemas y maquinarias del Sector Defensa	Mantenimiento	12	24.000.000.000
Planificar, distribuir y supervisar los abastecimientos clase II a lo largo de la geografía nacional por parte del servicio de alimentación del Ejército	Apoyo	12	190.463.880
Planificar y ejecutar los procesos de administración de personal	Porcentaje	100	250.097.479.230
Garantizar la operatividad, suministro de bienes y servicios, capacitación y administración del recurso humano	Actividad Administrativa	5	182.529.136.776

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Ejecutar los programas de inversión y mantenimiento	Programa	10	3.205.726.965
Administrar y normar diferentes procedimientos administrativos	Actividad	60	120.343.227.026
Planificar y participar en maniobras y operaciones militares diversas	Maniobra	20	5.954.835.100
Planificar y ejecutar adquisiciones logísticas	Contrato	100	62.820.402.655
Promover la formación del recurso humano en los niveles y especialidades, que demandan al Componente, para su rol operacional	Plan de Capacitación	100	3.292.759.900
Planificar operaciones y maniobras, a fin de afianzar la operatividad de los sistemas de defensa aérea, y evaluar las capacidades reales de los sistemas de armas asignados	Maniobra	13	2.275.236.500
Coordinar actividades administrativas y de planificación para fortalecer y optimizar la operatividad del componente Guardia Nacional	Actividad	12	14.359.922.341
Conducir operaciones de mantenimiento del orden interno y cooperar con la seguridad y defensa de la Nación	Operativo	19.000	5.917.239.966
Mejorar la capacidad de apoyo del sistema logístico de la Guardia Nacional	Apoyo	12	25.843.494.446
Planificar, ejecutar y supervisar el proceso de formación, capacitación y especialización del personal	Alumno	1.200	1.618.659.621
Planificar y ejecutar los procesos de administración de personal	Actividad	12	264.119.804.283
Velar por la seguridad física e integral del Sr. Presidente de la Republica Bolivariana de Venezuela y familiares inmediatos	Hora/Hombre	250	8.038.688.247
Velar por la administración, organización y supervisión de la justicia castrense	Actividad Administrativa	12	4.216.963.941
Programar y conducir los procesos inherentes a la legislación militar	Investigación	3.800	58.049.875
Custodiar los centro de procesados militares	Hora/Hombre	548.000	19.471.136
Proporcionar abastecimiento clase 5 requeridos por la unidades y dependencias de la F.A.N	Plan	1	13.124.054.472

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Adquirir, mantener, operar y distribuir materiales y equipos de comunicaciones de uso común para las unidades de la F.A.N	Dotación	1	3.102.648.091
Planificar y ejecutar programas de mantenimiento y construcción general a las instalaciones y edificaciones de la F.A.N	Plan	1	13.583.002.412
Planificar y ejecutar programas de elaboración de trabajos de artes graficas	Plan	1	480.895.304
Proporcionar apoyo logístico común a la F.A.N a través de sus unidades técnicas, administrativas y de otras dependencias tanto en tiempo de paz como en situaciones de emergencia	Plan	1	6.877.624.714
Análisis legales de las causas que cursarán en la Corte Marcial	Expediente	3.000	1.770.780.017
Apoyar el bienestar social del personal militar y civil de la F.A.N	Usuario	17.167	24.653.968.577
Fortalecer la cobertura de la red sanitaria militar	Paciente	741.992	90.212.527.747
Verificar los procesos administrativos de la Fuerza Armada Nacional	Inspección	125	4.259.058.792
Apoyar a los entes descentralizados para el cumplimiento de sus funciones	Bolívares		384.197.691.680
TOTAL			**2.431.151.360.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración Central	890.280.514.578
02	Defensa Terrestre	293.994.974.838
03	Defensa Naval	185.734.863.741
04	Defensa Aérea	194.686.461.181
05	Cooperación	311.859.120.657
06	Guardia Presidencial	8.038.688.247
07	Justicia Militar	4.294.484.952
08	Servicio de Apoyo	37.168.224.993
09	Corte Marcial	1.770.780.017
10	Bienestar y Seguridad Social	114.866.496.324
11	Contraloría General de la F.A.N	4.259.058.792
98	Asignaciones a Organismos del Sector Público	384.197.691.680
	TOTAL	**2.431.151.360.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**1.619.792.758.109**
	- Recursos Ordinarios	1.137.443.169.108
	- Gestión Fiscal	416.782.356.717
	- Otras Fuentes de Financiamiento	65.567.232.284
4.02	Materiales y Suministros	**89.754.444.360**
	- Recursos Ordinarios	59.773.198.850
	- Gestión Fiscal	8.780.178.304
	- Otras Fuentes de Financiamiento	9.584.268.486
	- Programas y Proyectos	11.616.798.720
	– **Plan de Recuperación Estratégica de la Fuerza Armada Nacional**	11.616.798.720
4.03	Servicios no Personales	**105.266.599.167**
	- Recursos Ordinarios	65.067.660.114
	- Gestión Fiscal	39.098.826.154
	- Otras Fuentes de Financiamiento	1.100.112.899
4.04	Activos Reales	**148.614.203.286**
	- Recursos Ordinarios	465.249.076
	- Gestión Fiscal	3.305.714.266
	- Otras Fuentes de Financiamiento	954.678.664
	- Programas y Proyectos	143.888.561.280
	– **Inversión Militar Ejército**	15.456.044.655
	– **Inversión Militar Armada**	34.103.838.720
	– **Plan de Mantenimiento de Infraestructura (Armada)**	3.205.726.965
	– **Plan de Mantenimiento Mayor de Unidades Operativas de la Armada**	2.093.598.720
	– **Inversión Militar Aviación**	53.678.604.355
	– **Inversión Militar Guardia Nacional**	16.307.619.840

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
	– **Desarrollo Instalaciones Urbanas y Fronterizas de la F.A.C.**	2.718.118.676
	– **Plan de Recuperación Estratégica de la Fuerza Armada Nacional**	6.957.641.664
	– **Bienestar y Seguridad Social de la Fuerza Armada Nacional**	4.993.948.199
	– **Otros Proyectos Estratégicos**	4.373.419.486
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**8.535.665.020**
	- Recursos Ordinarios	8.535.665.020
4.07	Transferencias	**411.247.994.934**
	- Recursos Ordinarios	299.127.532.708
	- Gestión Fiscal	96.112.654.559
	- Otras Fuentes de Financiamiento	16.007.807.667
4.51	Gastos de Defensa y Seguridad del Estado	**47.939.695.124**
	- Recursos Ordinarios	45.503.325.124
	- Gestión Fiscal	2.296.370.000
	- Otras Fuentes de Financiamiento	140.000.000
	TOTAL	**2.431.151.360.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	114.750	441.873.489.549
- Directivo	2	17.772.480
- Profesional y Técnico	2.839	20.307.405.951
- Personal Administrativo	5.202	48.968.518.093
- Personal Docente	713	6.100.991.692
- Personal Médico	864	6.636.615.401
- Personal Militar	93.987	322.506.730.956
- Obrero	11.143	37.335.454.976
Personal Fijo a Tiempo Parcial	109.403	11.506.593.559
- Profesional y Técnico	134	345.259.557
- Personal Administrativo	75	108.781.859
- Personal Docente	736	5.660.994.300
- Personal Médico	184	769.194.467
- Personal Militar	108.274	4.622.363.376
Personal Contratado	620	4.183.869.264
- Empleado	547	3.967.406.160
- Obrero	73	216.463.104
TOTAL	**224.773**	**457.563.952.372**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	168.122	92.545.139.062
II	247.105 - 297.105	14.621	46.591.754.333
III	297.106 - 347.106	10.713	40.729.086.784
IV	347.107 - 397.107	6.835	30.866.439.918
V	397.108 - 447.108	2.757	14.500.354.587
VI	447.109 - 497.109	2.201	12.239.903.547
VII	497.110 - 547.110	2.302	14.586.049.401
VIII	547.111 - 597.111	2.182	14.647.471.454
IX	597.112 - 647.112	868	6.514.509.512
X	647.113 - 697.113	3.766	29.784.609.030
XI	697.114 - 747.114	312	2.695.387.126
XII	747.115 - 797.115	2.999	27.560.622.055
XIII	797.116 - 847.116	164	1.641.002.311
XIV	847.117 - 897.117	2.236	23.110.559.324
XV	897.118 - 947.118	279	3.121.195.558
XVI	947.119 - 997.119	53	626.817.907
XVII	997.120 Y MÁS	4.363	95.803.050.463
	TOTAL	**224.773**	**457.563.952.372**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0005	Instituto Autónomo Círculo de las Fuerzas Armadas (IACFAC)	**7.934.647.307**
	- Recursos Ordinarios	4.400.000.000
	- Gestión Fiscal	2.534.647.307
	- Otras Fuentes de Financiamiento	1.000.000.000
A0044	Instituto de Oficiales de las Fuerzas Armadas Nacionales en Situación de Retiro (IORFAN)	**942.612.690**
	- Recursos Ordinarios	942.612.690
A0050	Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	**359.389.778.413**
	- Recursos Ordinarios	254.507.095.133
	- Gestión Fiscal	91.514.775.613
	- Otras Fuentes de Financiamiento	13.367.907.667
A0065	Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	**12.000.000**
	- Recursos Ordinarios	12.000.000
A0126	Fondo Autónomo de Inversiones y Previsión Socio - Económica para Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA).	**967.501.414**
	- Recursos Ordinarios	967.501.414
A0196	Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (UNEFA)	**9.200.000.000**
	- Recursos Ordinarios	8.200.000.000
	- Gestión Fiscal	1.000.000.000
A0204	Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	**1.718.653.270**
	- Recursos Ordinarios	1.718.653.270
A0206	Asociación Civil Club de Suboficiales Profesionales de la Fuerza Armada (CLUSOFA)	**782.405.808**
	- Recursos Ordinarios	782.405.808

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
A0404	Fundación Proyecto País	**5.000.000.000**
	- Recursos Ordinarios	3.000.000.000
	- Gestión Fiscal	1.000.000.000
	- Otras Fuentes de Financiamiento	1.000.000.000
	TOTAL	**385.947.598.902**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	431.000.000
4.07	01	00	00	Transferencias Corrientes Internas	423.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	423.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	423.000.000
				S0564 - Fundación de Cardiología Infantil (FUNDACARDIN).	400.000.000
				- Recursos Ordinarios	
				S0940 - Sociedad Divulgativa de la Historia Militar	15.000.000
				- Recursos Ordinarios	
				S1048 - Banco de Sangre de Sanidad Militar	8.000.000
				- Gestión Fiscal	
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	8.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	8.000.000
				S0498 - Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales.	8.000.000
				- Recursos Ordinarios	
				TOTAL	**431.000.000**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	35.231.639
4.07	03	00	00	Transferencias al Exterior	35.231.639
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	35.231.639
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	35.231.639
				I0090 - Organización Mundial de la Salud (O.M.S.).	5.604.639
				- Gestión Fiscal	
				I0225 - Unión Deportiva Militar Sudamericana (UDMSA)	2.304.000
				- Gestión Fiscal	
				I0226 - Consejo Internacional del Deporte (CISM)	17.723.000
				- Gestión Fiscal	
				I0227 - Conferencia Interamericana de Seguridad Social	9.600.000
				- Gestión Fiscal	
				TOTAL	**35.231.639**

PROGRAMA: 01 - Administración Central

UNIDAD EJECUTORA: Dirección General Sectorial de Administración

La Dirección General Sectorial de Administración tiene la responsabilidad de dirigir, coordinar, asesorar y supervisar las Actividades del Ministerio de la Defensa que le son atribuidas por la Ley Orgánica de la Fuerza Armada, así como proporcionar seguridad a las altas autoridades que laboran en las diferentes dependencias del Despacho y de todo lo relativo al servicio de relaciones públicas con el sector público y privado.

En consecuencia, formula las pautas y políticas a ser desarrolladas por las diferentes dependencias del Ministerio especialmente, en lo referente al asesoramiento jurídico, gestión administrativa, función inspectora, desplazamiento de efectivo de tropa y planificación de operaciones, de manera de proporcionar el apoyo financiero relacionado con el abastecimiento técnico y común, instalaciones y mantenimiento de los sistemas de inteligencia e información cartográfica, así como instrucción, adiestramiento y capacitación del personal indispensable para satisfacer los requerimientos de las diferentes Escuelas de Formación de los futuros Oficiales de la Fuerza Armada Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Desarrollar, coordinar y tramitar las actividades administrativas del Sector Defensa	Actividad Administrativa	120	857.255.747.801
Formación personal militar básica	Cadete	800	5.677.170.091
Capacitación del personal militar y civil profesional	Alumno	150	514.127.523
Levantamiento cartográfico y aereocartográfico	Estudio	36	1.745.234.449
Inspección de las unidades militares	Inspección	1.000	813.910.739
Especialización personal militar profesional	Alumno	50	2.028.525.666
Proporcionar la logística de las operaciones de la Defensa de la Nación	Apoyo	10	1.497.591.811
Inteligencia militar para el desarrollo y empleo estratégico de la F.A.N.	Estudio	750	9.335.017.439
Apoyar las operaciones militares	Apoyo	10	2.117.968.009
Realizar la concentración, selección y alistamiento de los contingentes de la F.A.N.	Alistado	25.000	4.632.431.537
Seguridad y mantenimiento de las instalaciones del M.D.	Hora/Hombre	3.024.000	4.662.789.513
TOTAL			**890.280.514.578**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**791.526.440.842**
	- Recursos Ordinarios	546.079.516.357
	- Gestión Fiscal	207.507.443.902
	- Otras Fuentes de Financiamiento	37.939.480.583
4.02	Materiales y Suministros	**7.264.641.130**
	- Recursos Ordinarios	7.264.641.130
4.03	Servicios no Personales	**29.426.025.746**
	- Recursos Ordinarios	16.898.741.003
	- Gestión Fiscal	12.527.284.743
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**8.535.665.020**
	- Recursos Ordinarios	8.535.665.020
4.07	Transferencias	**23.564.552.169**
	- Recursos Ordinarios	23.564.552.169
4.51	Gastos de Defensa y Seguridad del Estado	**29.963.189.671**
	- Recursos Ordinarios	29.963.189.671
		890.280.514.578

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	4.236	42.109.214.040
- Directivo	1	8.886.240
- Profesional y Técnico	439	3.816.323.024
- Personal Administrativo	1.259	33.861.765.248
- Personal Médico	8	69.300.516
- Personal Militar	1.875	1.946.109.648
- Obrero	654	2.406.829.364
Personal Fijo a Tiempo Parcial	128	2.015.628.312
- Personal Docente	128	2.015.628.312
Personal Contratado	36	213.435.660
- Empleado	34	207.505.164
- Obrero	2	5.930.496
TOTAL	**4.400**	**44.338.278.012**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	23.000.000
4.07	01	00	00	Transferencias Corrientes Internas	15.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	15.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	15.000.000
				S0940 - Sociedad Divulgativa de la Historia Militar	15.000.000
				- Recursos Ordinarios	15.000.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	8.000.000
4.07	99	01	00	Transferencias Corrientes Diversas	8.000.000
				S0498 - Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales	8.000.000
				- Recursos Ordinarios	8.000.000
				TOTAL	**23.000.000**

PROGRAMA: 02 - Defensa Terrestre

UNIDAD EJECUTORA: Comandancia General del Ejército

Este programa identifica y encuadra las dependencias del Ejército que tienen como misión principal, la seguridad y defensa del espacio terrestre nacional, mediante operaciones militares terrestres tendentes a garantizar la integridad del país, la estabilidad de las instituciones democráticas, asegurar el cumplimiento de la Constitución y las leyes, cooperar con el mantenimiento del orden público, y apoyar a el desarrollo integral del país.

Con la finalidad de darle cumplimiento a las misiones establecidas en la Constitución y leyes de la república, el Comandante General del Ejército ha establecido planes operativos y administrativos que permiten.

- Optimizar la capacidad operativa y combativa de las grandes unidades y apoyo de servicio de combate que forman el Ejército.
- Optimizar la eficiencia administrativa.
- Mejorar la capacidad de apoyo, mantenimiento, abastecimiento y servicios básicos.
- Mantener al Ejército activo en labores que beneficien a la comunidad.
- Optimizar el sistema de seguridad de todas las unidades y dependencias.
- Mantener la integridad de las fronteras y contribuir a su desarrollo.
- Adecuar los servicios del personal a los requerimientos de habitabilidad y bienestar.
- Optimizar el desarrollo del Ejército en función de las necesidades nacionales y formar los reemplazos que se requieran.
- Efectuar investigaciones en pro del desarrollo del Ejército que redunde en beneficios tanto para la Fuerza Armada como para la Nación.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Desarrollar, coordinar y gestionar las actividades administrativas del Componente Ejército	Actividad	120	9.933.041.952
Ejecutar las distintas operaciones militares que garanticen la seguridad terrestre del Estado	Entrenamiento	1.200	4.386.085.980
Planificar, ejecutar y supervisar el mantenimiento de los diferentes sistemas de transporte, maquinarias y armas de las unidades y dependencias del Ejército	Mantenimiento	12	3.678.158.400
Graduar personal de oficiales, SOPC, y tropa profesional	Alumnos	800	1.709.745.396
Planificar y ejecutar el mantenimiento general de los sistemas y maquinarias del Sector Defensa	Mantenimiento	12	24.000.000.000
Planificar distribuir y supervisar los abastecimientos Clase II a lo largo de la geografía nacional por parte del servicio de alimentación del Ejercito	Apoyo	12	190.463.880
Planificar y ejecutar los procesos de administración de personal	Porcentaje	100	250.097.479.230
TOTAL			**293.994.974.838**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**249.412.114.029**
	- Recursos Ordinarios	171.375.511.770
	- Gestión Fiscal	68.134.732.546
	- Otras Fuentes de Financiamiento	9.901.869.713
4.02	Materiales y Suministros	**7.548.029.806**
	- Recursos Ordinarios	7.548.029.806
4.03	Servicios no Personales	**15.261.827.900**
	- Recursos Ordinarios	13.467.140.406
	- Gestión Fiscal	1.500.000.000
	- Otras Fuentes de Financiamiento	294.687.494
4.04	Activos Reales	**16.859.293.731**
	- Recursos Ordinarios	458.249.076
	- Programas y Proyectos	15.456.044.655
	– Inversión Militar Ejército	15.456.044.655
	- Otras Fuentes de Financiamiento	945.000.000
4.07	Transferencias	**132.712.224**
	- Recursos Ordinarios	132.712.224
4.51	Gastos de Defensa y Seguridad del Estado	**4.780.997.148**
	- Recursos Ordinarios	4.780.997.148
	TOTAL	**293.994.974.838**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	32.178	103.195.418.853
- Profesional y Técnico	413	2.249.230.191
- Personal Administrativo	538	2.043.302.730
- Personal Docente	179	1.772.612.772
- Personal Médico	90	665.395.428
- Personal Militar	29.362	91.702.903.824
- Obrero	1.596	4.761.973.908
Personal Fijo a Tiempo Parcial	108.432	5.164.606.943
- Profesional y Técnico	28	48.493.536
- Personal Administrativo	31	39.395.544
- Personal Docente	63	321.856.656
- Personal Médico	36	132.497.831
- Personal Militar	108.274	4.622.363.376
Personal Contratado	159	1.290.983.760
- Empleado	90	1.086.381.648
- Obrero	69	204.602.112
TOTAL	**140.769**	**109.651.009.556**

PROGRAMA: 03 Defensa Naval

UNIDAD EJECUTORA: Comandancia General de la Armada

El Programa 03 "Defensa Naval" está constituido por todas las acciones militares ofensivas y defensivas, de protección y de apoyo, que se llevan a cabo con medios navales, en los espacios acuáticos (Marítimos, Fluviales y Lacustres), sus costas y los espacios aéreos correspondientes.

En este sentido la Visión de la Armada, es "Hacer de la Armada una organización ejemplar, convertirla en una de las mejores del continente, capaz de operar eficaz y efectivamente y proyectar el poder naval en sus espacios de actuación, (Caribe, Atlántico y Fluvial), a los fines de garantizar la seguridad y defensa de la nación, disponer de un sistema educativo que permita la existencia de recursos humanos con una óptima calidad, altamente capacitado en cuanto a tecnología, humanidades, gerencia y a la guerra naval, asimismo combatir y erradicar la piratería en los espacios acuáticos. Por ser una organización de gran valor estratégico deberá anticiparse a las necesidades de la sociedad venezolana en lo que a salvaguarda de los recursos del mar se refiere para las futuras generaciones".

La Misión de la Armada es " Asegurar la Defensa Naval y el cumplimiento de la Constitución y las Leyes", a fin de garantizar conjuntamente con los otros componentes la Soberanía, la Integridad y la Libertad, así como participar activamente en el desarrollo de la nación".

Para el cumplimiento de esta Misión se han fijado los objetivos generales en función de los intereses de la República y estableciendo un enfoque global de la Armada, de modo que se conjuguen armónicamente los esfuerzos provenientes de cada uno de sus hombres.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Garantizar la operatividad, suministro de bienes y servicios, capacitación y administración del recurso humano	Actividad Administrativa	5	182.529.136.776
Ejecutar los programas de inversión y mantenimiento	Programa	10	3.205.726.965
TOTAL			**185.734.863.741**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**114.632.739.068**
	- Recursos Ordinarios	84.315.593.551
	- Gestión Fiscal	30.317.144.918
	- Otras Fuentes de Financiamiento	599
4.02	Materiales y Suministros	**16.094.081.351**
	- Recursos Ordinarios	10.640.813.977
	- Otras Fuentes de Financiamiento	5.453.267.374
4.03	Servicios no Personales	**15.541.878.917**
	- Recursos Ordinarios	8.876.099.002
	- Gestión Fiscal	6.265.779.915
	- Otras Fuentes de Financiamiento	400.000.000
4.04	Activos Reales	**39.403.164.405**
	- Programas y Proyectos	39.403.164.405
	- **Inversión Militar Armada**	34.103.838.720
	- **Plan de Mantenimiento Mayor de Unidades Operativas de la Armada**	2.093.598.720
	- **Plan de Mantenimiento de Infraestructura (Armada)**	3.205.726.965
4.51	Gastos de Defensa y Seguridad del Estado	**63.000.000**
	- Recursos Ordinarios	63.000.000
	TOTAL	**185.734.863.741**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	20.023	61.217.996.437
- Profesional y Técnico	299	2.034.526.939
- Personal Administrativo	695	3.113.042.640
- Personal Docente	196	1.794.189.024
- Personal Médico	42	343.607.789
- Personal Militar	17.285	48.746.583.432
- Obrero	1.506	5.186.046.613
Personal Fijo a Tiempo Parcial	46	218.519.820
- Personal Docente	46	218.519.820
Personal Contratado	186	1.364.366.508
- Empleado	186	1.364.366.508
TOTAL	**20.255**	**62.800.882.765**

PROYECTO: 99 Seguridad y Defensa

UNIDAD EJECUTORA: Estado Mayor General de la Armada

Este proyecto tiene bajo su responsabilidad la coordinación general de las actividades de dirección, control y administración de los recursos humanos, materiales y financieros del componente de la Armada, para lograr el cumplimiento de los objetivos y metas propuestos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**114.632.739.068**
	- Recursos Ordinarios	84.315.593.551
	- Gestión Fiscal	30.317.144.918
	- Otras Fuentes de Financiamiento	599
4.02	Materiales y Suministros	**16.094.081.351**
	- Recursos Ordinarios	10.640.813.977
	- Otras Fuentes de Financiamiento	5.453.267.374
4.03	Servicios no Personales	**15.541.878.917**
	- Recursos Ordinarios	8.876.099.002
	- Gestión Fiscal	6.265.779.915
	- Otras Fuentes de Financiamiento	400.000.000
4.04	Activos Reales	**36.197.437.440**
	- Programas y Proyectos	36.197.437.440
	- **Inversión Militar Armada**	34.103.838.720
	- **Plan de Mantenimiento Mayor de Unidades Operativas de la Armada**	2.093.598.720
4.51	Gastos de Defensa y Seguridad del Estado	**63.000.000**
	- Recursos Ordinarios	63.000.000
	TOTAL	**182.529.136.776**

PROYECTO: 01 Obras Civiles

UNIDAD EJECUTORA: Dirección de Obras Civiles

Este proyecto tiene como propósito realizar el mantenimiento mayor a la infraestructura del Componente de la Armada, a fin de garantizar el apresto operacional de las unidades.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.04	Activos Reales	**3.205.726.965**
	- Programas y Proyectos	3.205.726.965
	- **Plan de Mantenimiento de Infraestructura (Armada)**	3.205.726.965
	TOTAL	**3.205.726.965**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 03 DEFENSA NAVAL
Subprograma:
Proyecto: 01 OBRAS CIVILES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
CA-0003	RECONSTRUCCION DEL SISTE DE ADUCCION DE AGUA POTABLE	2004	2004	1	1200-METROS CUADRADOS	500,00			500,00	500,00						500,00	500,00			0,0	100,0	0,0	0,0
FA-0001	AMPLIACION Y REMODELACION DEL HNMC	2004	2004	1	1500-METROS CUADRADOS	150,00			150,00	150,00						150,00	150,00			0,0	100,0	0,0	0,0
FA-0002	MANTENIMIENTO Y REP MUELLE BNFA.	2004	2004	1	250-METROS CUADRADOS	900,00			900,00	900,00						900,00	900,00			0,0	100,0	0,0	0,0
SU-0003	REPARACION INFRAESTRUCTURA COFFMU	2004	2004	1	10500-METROS CUADRADOS	155,73			155,73	155,73						155,73	155,73			0,0	100,0	0,0	0,0
	TOTALES					1.705,73			1.705,73	1.705,73						1.705,73	1.705,73						

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 03 DEFENSA NAVAL
Subprograma:
Proyecto: 01 OBRAS CIVILES
Partida: 404150200 EDIFICACIONES MILITARES Y DE SEGURIDAD

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
SU-0003	CONSTRUCCIÓN NUEVA SEDE DEL RMI	2004	2004	1	1- UNIDAD NAVAL	1.500,00			1.500,00	1.500,00						1.500,00	1.500,00			0,0	100,0	0,0	0,0
	TOTALES					1.500,00			1.500,00	1.500,00						1.500,00	1.500,00						

PROGRAMA: 04 Defensa Aérea

UNIDAD EJECUTORA: Comandancia General de la Aviación

El Componente Aviación tiene como misión asegurar la soberanía del espacio aéreo nacional, contribuir a la defensa integral y desarrollo de la nación, garantizar el cumplimiento de la Constitución Nacional y demás leyes de la República. Así mismo, presta la más decidida cooperación a otros organismos, tanto oficiales como particulares, así como en todas aquellas actividades de carácter científico y asistencial, que propenden al desarrollo y bienestar del país. Para lograr los objetivos el Componente Aviación ha orientado sus actividades hacia los siguientes aspectos funcionales:

- Formular las normas generales que deben seguir los Comandos Aéreos y demás dependencias en el desarrollo de las actividades de dirección, control y administración de los recursos humanos, materiales y financieros los cuales son necesarios para lograr los objetivos previstos.
- Organizar, equipar y entrenar las unidades necesarias para la ejecución de las operaciones aéreas, a fin de garantizar la seguridad y defensa nacional.
- Proporcionar el apoyo logístico, en lo que respecta a los abastecimientos técnicos y comunes, mantenimiento del material volante, instalación y operación del sistema de comunicaciones, información meteorológica, transporte terrestre, construcción y reparación de instalaciones entre otros, así como todo lo relativo a la asistencia médica personal.
- Instrucción, adiestramiento y capacitación del personal militar y civil a fin de satisfacer los requerimientos académicos y técnicos inherentes al programa.
- Conducir las acciones necesarias para impedir que medios aéreos hostiles, causen daños a los objetivos vitales de interés estratégico en el territorio nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Administrar y normar diferentes procedimientos administrativos	Actividad	60	120.343.227.026
Planificar y participar en maniobras y operaciones militares diversas	Maniobra	20	5.954.835.100
Planificar y ejecutar adquisiciones logísticas	Contrato	100	62.820.402.655
Promover la formación del recurso humano en los niveles y especialidades, que demandan el Componente, para su rol operacional	Plan de Capacitación	100	3.292.759.900
Planificar operaciones y maniobras, a fin de afianzar la operatividad de los Sistemas de Defensa Aérea, y evaluar las capacidades reales de los sistemas de armas asignados	Maniobra	13	2.275.236.500
TOTAL			**194.686.461.181**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**115.510.237.761**
	- Recursos Ordinarios	82.075.589.621
	- Gestión Fiscal	28.071.396.038
	- Otras Fuentes de Financiamiento	5.363.252.102
4.02	Materiales y Suministros	**7.176.047.600**
	- Recursos Ordinarios	6.521.079.760
	- Gestión Fiscal	586.994.300
	- Otras Fuentes de Financiamiento	67.973.540
4.03	Servicios no Personales	**13.098.641.600**
	- Recursos Ordinarios	6.539.179.100
	- Gestión Fiscal	6.500.373.869
	- Otras Fuentes de Financiamiento	59.088.631
4.04	Activos Reales	**53.778.804.355**
	- Recursos Ordinarios	7.000.000
	- Gestión Fiscal	93.200.000
	- Programas y Proyectos	53.678.604.355
	- **Inversión Militar Aviación**	53.678.604.355
4.07	Transferencias	**150.000.000**
	- Otras Fuentes de Financiamiento	150.000.000
4.51	Gastos de Defensa y Seguridad del Estado	**4.972.729.865**
	- Recursos Ordinarios	4.972.729.865
	TOTAL	**194.686.461.181**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	12.887	59.688.498.534
- Directivo	1	8.886.240
- Profesional y Técnico	96	925.518.951
- Personal Administrativo	538	2.025.834.471
- Personal Docente	119	780.193.632
- Personal Médico	17	132.428.064
- Personal Militar	10.313	49.403.386.032
- Obrero	1.803	6.412.251.144
Personal Fijo a Tiempo Parcial	127	1.265.661.900
- Personal Docente	127	1.265.661.900
Personal Contratado	31	165.748.320
- Empleado	31	165.748.320
TOTAL	**13.045**	**61.119.908.754**

PROYECTO: 01 Dirección Superior

UNIDAD EJECUTORA:

- Dirección de Finanzas de la Aviación
- Ayudantía General de la Aviación
- Inspectoría General de la Aviación
- Estado Mayor General de la Aviación
- Consultoría Jurídica de la Aviación
- Dirección de Informática de la Aviación
- Relaciones Publicas de la Aviación
- Vicariato Episcopal de la Aviación
- Dirección de Operaciones del EMGA
- Dirección de Logística del EMGA
- Dirección de Inteligencia del EMGA
- Dirección de Personal EMGA
- Dirección de Telemática del EMGA
- Dirección de Planificación y Presupuesto del EMGA
- Dirección de Investigación y Desarrollo del EMGA
- Dirección de Planificación Estratégica del EMGA
- Junta Permanente de Evaluación de la Aviación
- Control Fiscal de la Aviación

Se asignan a este proyecto recursos para el establecimiento de las normas que deben regir para cada una de las actividades que conforman al componente Aviación, en el control, administración de los recursos financieros y humanos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**114.354.212.961**
	- Recursos Ordinarios	82.075.589.621
	- Gestión Fiscal	28.063.161.038
	- Otras Fuentes de Financiamiento	4.215.462.302
4.02	Materiales y Suministros	**736.819.400**
	- Recursos Ordinarios	733.992.900
	- Gestión Fiscal	2.826.500
4.03	Servicios no Personales	**3.013.059.500**
	- Recursos Ordinarios	2.656.930.100
	- Gestión Fiscal	356.129.400
4.04	Activos Reales	**7.000.000**
	- Recursos Ordinarios	7.000.000
4.51	Gastos de Defensa y Seguridad del Estado	**2.232.135.165**
	- Recursos Ordinarios	2.232.135.165
	TOTAL	**120.343.227.026**

PROYECTO: 02 Operaciones Aéreas

UNIDAD EJECUTORA:

- Comando de Operaciones Aéreas
- Base Aérea "El Libertador"
- Base Aérea "Rafael Urdaneta"
- Base Aérea " Generalísimo Francisco de Miranda"
- Base Aérea "Gral. José Antonio Páez"
- Base Aérea "Luis Del Valle García"
- Base Aérea "Manuel Ríos"
- Base Aérea "Mariscal Sucre"
- Base Aérea "Vicente Landaeta Gil"
- Escuadrón de Policía Aérea BAMARI
- Base Aérea "Buenaventura Vivas Guerrero"
- Base Aérea Táctica "El Vigía"
- Grupo Aéreo de Transporte Nº 4
- Grupo Aéreo de Transporte Nº 5
- Grupo Aéreo de Transporte Nº 6
- Grupo Aéreo de Transporte Nº 10
- Grupo Aéreo de Caza Nº 11
- Grupo Aéreo de Caza N° 12
- Grupo de Entrenamiento Aéreo Nº 14
- Grupo de Control Aerotáctico
- Grupo Aéreo de Combate Nº 15
- Grupo Aéreo de Caza Nº 16
- Grupo de Policía Aérea BAGEM
- Grupo de Policía Aérea BAEL
- Grupo Aéreo de Policía Aérea BASUCRE
- Escuadrón de Policía Aérea BALANDA
- Escuadrón de Policía Aérea BABIVAS
- Escuadrón de Policía Aérea BARU
- Escuadrón de Policía Aérea BAVALLE

A través de este proyecto se ejecuta todo el despliegue de las unidades, con la finalidad de mantener la soberanía, la integridad y la libertad de dichos espacios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**175.000.000**
	- Otras Fuentes de Financiamiento	175.000.000
4.02	Materiales y Suministros	**1.592.029.700**
	- Recursos Ordinarios	1.592.029.700
4.03	Servicios no Personales	**2.053.169.300**
	- Recursos Ordinarios	1.760.161.300
	- Gestión Fiscal	293.008.000
4.51	Gastos de Defensa y Seguridad del Estado	**2.134.636.100**
	- Recursos Ordinarios	2.134.636.100
	TOTAL	**5.954.835.100**

PROYECTO: 03 Servicio de Apoyo

UNIDAD EJECUTORA:

- Comando de Operaciones Logísticas
- Dirección de los Servicios
- Dirección de Adquisiciones C.O.L.
- Oficinas de Adquisición Aviación-Miami
- Base Aérea Logística Aragua
- Escuadrón de Policía BARAGUA
- Museo Aeronáutico
- Servicio de Abastecimiento de la Aviación
- Centro de Investigación y Desarrollo de la Aviación
- Servicio de Armamento de la Aviación
- Servicio de Intendencia de la Aviación
- Servicio de Mantenimiento de la Aviación
- Servicio de Meteorología de la Aviación
- Servicio de Transporte de la Aviación
- Servicio de Comunicaciones y Electrónica de la Aviación
- Servicio de Ingeniería de la Aviación
- Oficinas de Adquisición Aviación-Francia
- Oficina de Adquisición Aviación-Ohio
- Oficina de Adquisición Aviación-UTAH

Este proyecto tiene la finalidad de abastecer y mantener los medios que permitan la operatividad y el apresto operacional de las diferentes unidades que conforman el componente aviación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**75.666.600**
	- Gestión Fiscal	8.235.000
	- Otras Fuentes de Financiamiento	67.431.600
4.02	Materiales y Suministros	**3.014.438.700**
	- Recursos Ordinarios	2.529.005.900
	- Gestión Fiscal	485.432.800
4.03	Servicios no Personales	**5.958.493.000**
	- Recursos Ordinarios	734.865.000
	- Gestión Fiscal	5.223.628.000
4.04	Activos Reales	**53.771.804.355**
	- Gestión Fiscal	93.200.000
	- Programas y Proyectos	53.678.604.355
	- **Inversión Militar Aviación**	53.678.604.355
	TOTAL	**62.820.402.655**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 04 DEFENSA AEREA
Subprograma:
Proyecto: 03 SERVICIO DE APOYO
Partida: 404029900 OTRAS CONSERVACIONES, AMPLIACIONES Y MEJORAS

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AR-0001	REPARACIONES MAYORES PISTA PRINCIPAL BASE AEREA "EL LIBERTADOR"	2004	2004	I	182000-METROS CUADRADOS	791,20			791,20	791,20						791,20	791,20			0,0	10000,0	0,0	0,0
AR-0002	MANTENIMIENTO MAYOR HANGARES DE BAEL, TORRE DE CONTROL Y EDIFICIO DE COMANDO	2004	2004	I	300000-METROS CUADRADOS	149,84			149,64	149,84						149,84	149,84			0,0	10000,0	0,0	0,0
BO-0001	REPARACIONES INSTALACIONES DE LA BASE AEREA JOSE ANTONIO PAEZ	2004	2004	I	3000-METROS CUADRADOS	16,47			16,47	16,47						16,47	16,47			0,0	10000,0	0,0	0,0
MI-0001	REPARACION DORMITORIOS PERSONAL MILITAR BASE AEREA GENERALISIMO FRANCISCO DE MIRANDA	2004	2004	I	4500-METROS CUADRADOS	69,13			69,13	69,13						69,13	69,13			0,0	10000,0	0,0	0,0
ZU-0001	MEJORAS EN LAS INSTALACIONES DE LA BASE AEREA RAFAEL URDANETA, ILUMINACION TRES HANGARETES Y OTROS	2004	2004	I	2500-METROS CUADRADOS	74,99			74,99	74,99						74,99	74,99			0,0	10000,0	0,0	0,0
	TOTALES					1.101,62			1.101,62	1.101,62						1.101,62	1.101,62						

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 04 DEFENSA AEREA
Subprograma:
Proyecto: 03 SERVICIO DE APOYO
Partida: 404150200 EDIFICACIONES MILITARES Y DE SEGURIDAD

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
				SITUACIÓN			CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AR-0001	CONSTRUCCION CENTRO DE FORMACION DE CAPACITACION DE PILOTOS DE LA FF.AA EN BASUCRE	2004	2004	I	48000-METROS CUADRADOS	824,26			824,26	824,26						824,26	824,26			0,0	10000,0	0,0	0,0
AR-0002	AMPLIACION Y EQUIPAMIENTO COMEDOR ICARO BAEL	2004	2004	I	2500 METROS CUADRADOS	30,00			30,00	30,00						30,00	30,00			0,0	10000,0	0,0	0,0
FA-0001	CONSTRUCCION SEDE DE LA BASE AEREA JOSEFA CAMEJO	2004	2004	I	15000-METROS CUADRADOS	187,09			187,09	187,09						187,09	187,09			0,0	10000,0	0,0	0,0
GU-0001	AMPLIACION HANGAR BASE AEREA MANUEL RIOS	2004	2004	I	25000 METROS CUADRADOS	210,00			210,00	210,00						210,00	210,00			0,0	10000,0	0,0	0,0
GU-0002	CONSTRUCCION DE COMANDO GRUPO AEREO BAMARI	2004	2004	I	3800-METROS CUADRADOS	121,21			121,21	121,21						121,21	121,21			0,0	10000,0	0,0	0,0
MI-0001	AMPLIACION DORMITORIO DE TROPA PROFESIONAL BAGEM	2004	2004	I	2300 METROS CUADRADOS	60,34			60,34	60,34						60,34	60,34			0,0	10000,0	0,0	0,0
MI-0002	CONCLUSION DORMITORIO DE PERSONAL MILITAR PROFESIONAL EN BAGEM	2004	2004	I	2000-METROS CUADRADOS	55,00			55,00	55,00						55,00	55,00			0,0	10000,0	0,0	0,0
ZU-0001	CONSTRUCCION DORMITORIO BASE AEREA RAFAEL URDANETA	2004	2004	I	15000-METROS CUADRADOS	60,46			60,46	60,46						60,46	60,46			0,0	10000,0	0,0	0,0
ZU-0002	AMPLIACION COMANDO GRUPO AEREO N° 15 BARU	2004	2004	I	2000-METROS CUADRADOS	186,50			186,50	186,50						186,50	186,50			0,0	10000,0	0,0	0,0
	TOTALES					1.734,85			1.734,85	1.734,85						1.734,85	1.734,85						

PROYECTO: 04 Formación e Instrucción del Personal Militar

UNIDAD EJECUTORA:

- Comando de Operaciones de Personal
- Escuela de Aviación Militar
- Dirección de Infantería Aeronáutica
- Escuela Superior de Guerra Aérea
- Escuela Técnica
- Unidad Educativa Nacional Militar El Libertador
- Junta Permanente de Evaluación de la Aviación
- Control Fiscal de la Aviación
- Servicio de Sanidad de la Aviación

Este Proyecto tiene como finalidad, formar y adiestrar al personal civil y militar adscrito al componente Aéreo, así como lo referido al bienestar de estos funcionarios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**837.926.600**
	- Otras Fuentes de Financiamiento	837.926.600
4.02	Materiales y Suministros	**1.114.410.800**
	- Recursos Ordinarios	958.742.060
	- Gestión Fiscal	87.695.200
	- Otras Fuentes de Financiamiento	67.973.540
4.03	Servicios no Personales	**1.190.422.500**
	- Recursos Ordinarios	839.339.500
	- Gestión Fiscal	351.083.000
4.07	Transferencias	**150.000.000**
	- Otras Fuentes de Financiamiento	150.000.000
	TOTAL	**3.292.759.900**

PROYECTO: 05 Comando y Control de la Defensa Aérea

UNIDAD EJECUTORA:
- Comando de Operaciones de la Defensa Aérea
- Base Aérea Luis Apolinar Méndez
- Grupo de Apoyo Logístico del Comando de la Defensa Aérea
- Base Aérea Luisa Cáceres de Arismendi
- Grupo de Vigilancia y Control del Espacio Aéreo
- Grupo de Sistemas de Armas

El propósito de este Proyecto es el de establecer las acciones requeridas para controlar que medios aéreos pueden causar peligro al territorio nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**67.431.600**
	- Otras Fuentes de Financiamiento	67.431.600
4.02	Materiales y Suministros	**718.349.000**
	- Recursos Ordinarios	707.309.200
	- Gestión Fiscal	11.039.800
4.03	Servicios no Personales	**883.497.300**
	- Recursos Ordinarios	547.883.200
	- Gestión Fiscal	276.525.469
	- Otras Fuentes de Financiamiento	59.088.631
4.51	Gastos de Defensa y Seguridad del Estado	**605.958.600**
	- Recursos Ordinarios	605.958.600
	TOTAL	**2.275.236.500**

PROGRAMA: 05 Cooperación

UNIDAD EJECUTORA: Comandancia General de la Guardia Nacional

La Guardia Nacional de Venezuela tiene como misión, cumplir con el orden interno en todo el ámbito nacional, así como, cooperar con los otros componentes en la defensa terrestre, naval y aérea del territorio nacional, igualmente prestar el apoyo al sector civil de la Administración Pública que le hayan sido asignados, a través de las leyes y reglamentos pertinentes, a fin de dar cumplimiento con tales objetivos: organiza, adiestra y equipa las unidades que la conforman para contribuir con el desarrollo integral de la Nación.

- Mantener la presencia institucional en el ámbito nacional a través del despliegue de sus unidades.
- Reestructuración del sistema educativo de la Guardia Nacional.
- Administración idónea de los recursos humanos.
- Ampliar el sistema de planificación adaptándolo a las nuevas realidades.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar actividades administrativas y de planificación para fortalecer y optimizar la operatividad del componente guardia nacional	Actividad	12	14.359.922.341
Conducir operaciones de mantenimiento del Orden Interno y cooperar con la seguridad y defensa de la Nación	Operativo	19.000	5.917.239.966
Mejorar la capacidad de apoyo del sistema logístico de la Guardia Nacional	Apoyo	12	25.843.494.446
Planificar, ejecutar y supervisar el proceso de formación, capacitación y especialización del personal	Alumno	1.200	1.618.659.621
Planificar y ejecutar los procesos de administración de personal	Actividad	12	264.119.804.283
TOTAL			**311.859.120.657**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**259.624.770.883**
	- Recursos Ordinarios	184.954.875.241
	- Gestión Fiscal	62.956.560.356
	- Otras Fuentes de Financiamiento	11.713.335.286
4.02	Materiales y Suministros	**6.520.443.511**
	- Recursos Ordinarios	6.170.443.511
	- Gestión Fiscal	350.000.000
4.03	Servicios no Personales	**17.772.716.177**
	- Recursos Ordinarios	11.595.534.928
	- Gestión Fiscal	6.177.181.249
4.04	Activos Reales	**22.050.342.446**
	- Gestión Fiscal	3.024.603.930
	- Programas y Proyectos	19.025.738.516
	- **Inversión Militar Guardia Nacional**	16.307.619.840
	- **Desarrollo Instalaciones Urbanas y Fronterizas de las FAC (GN)**	2.718.118.676
4.51	Gastos de Defensa y Seguridad del Estado	**5.890.847.640**
	- Recursos Ordinarios	5.190.847.640
	- Gestión Fiscal	700.000.000
	TOTAL	**311.859.120.657**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	37.034	141.052.803.276
- Profesional y Técnico	239	1.420.392.630
- Personal Administrativo	720	2.356.042.188
- Personal Docente	154	1.142.195.536
- Personal Médico	10	84.021.012
- Personal Militar	33.406	128.473.548.984
- Obrero	2.505	7.576.602.926
Personal Fijo a Tiempo Parcial	543	2.054.161.088
- Profesional y Técnico	104	287.008.377
- Personal Administrativo	43	66.633.731
- Personal Docente	271	1.151.816.544
- Personal Médico	125	548.702.436
Personal Contratado	20	104.025.204
- Empleado	18	98.094.708
- Obrero	2	5.930.496
TOTAL	**37.597**	**143.210.989.568**

PROYECTO: 01 Dirección Superior

UNIDAD EJECUTORA:

- Comando de Operaciones
- Dirección de Finanzas G.N.
- Inspectoría General
- Estado Mayor General

Este Proyecto propende la coordinación de actividades administrativas y de planificación para fortalecer la operatividad de la Institución.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.02	Materiales y Suministros	**1.449.252.616**
	- Recursos Ordinarios	1.449.252.616
4.03	Servicios no Personales	**12.010.669.725**
	- Recursos Ordinarios	5.833.488.476
	- Gestión Fiscal	6.177.181.249
4.51	Gastos de Defensa y Seguridad del Estado	**900.000.000**
	- Recursos Ordinarios	700.000.000
	- Gestión Fiscal	200.000.000
	TOTAL	**14.359.922.341**

PROYECTO: 02 Funcionamiento del Comando de Operaciones

UNIDAD EJECUTORA:
- Comando Regional N° 1
- Comando Regional N° 2
- Comando Regional N° 3
- Comando Regional N° 4
- Comando Regional N° 5
- Comando Regional N° 6
- Comando Regional N° 7
- Comando Regional N° 8
- Comando Regional N° 9
- Comando de Apoyo Aéreo
- Comando de Vigilancia Costera
- Comando Anti-Drogas
- Grupo de Acciones de Comando

Este Proyecto propende la coordinación de actividades administrativas y de planificación para fortalecer la operatividad de la Institución.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.02	Materiales y Suministros	**1.821.453.290**
	- Recursos Ordinarios	1.821.453.290
4.03	Servicios no Personales	**3.895.786.676**
	- Recursos Ordinarios	3.895.786.676
4.51	Gastos de Defensa y Seguridad del Estado	**200.000.000**
	- Gestión Fiscal	200.000.000
	TOTAL	**5.917.239.966**

PROYECTO: 03 Comando Logístico

UNIDAD EJECUTORA: Comando Logístico

Este proyecto busca ampliar el desarrollo del Sistema Logístico de la Guardia Nacional, a través de la dotación de todas las unidades que conforman el componente Guardia Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.02	Materiales y Suministros	**2.513.200.000**
	- Recursos Ordinarios	2.163.200.000
	- Gestión Fiscal	350.000.000
4.03	Servicios no Personales	**1.179.952.000**
	- Recursos Ordinarios	1.179.952.000
4.04	Activos Reales	**22.050.342.446**
	- Gestión Fiscal	3.024.603.930
	- Programas y Proyectos	19.025.738.516
	- **Inversión Militar Guardia Nacional**	16.307.619.840
	- **Desarrollo Instalaciones Urbanas y Fronterizas de las FAC (GN)**	2.718.118.676
4.51	Gastos de Defensa y Seguridad del Estado	**100.000.000**
	- Gestión Fiscal	100.000.000
	TOTAL	**25.843.494.446**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 05 COOPERACIÒN
Subprograma:
Proyecto: 03 COMANDO LOGISTICO.
Partida: 404150200 EDIFICACIONES MILITARES Y DE SEGURIDAD

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
DM-0001	CONSTRUCCION NUEVA SEDE DEL COMANDO ANTIDROGA	2004	2004	1	500-METROS CUADRADOS	2.718,12			2.718,12	2.718,12						2.718,12	2.718,12			0,0	100,0	0,0	0,0
	TOTALES					2.718,12			2.718,12	2.718,12						2.718,12	2.718,12						

PROYECTO: 04 Sistema Educativo

UNIDAD EJECUTORA: - Comando de las Escuelas -Escuelas de Formación de Oficiales G.N.

Este proyecto tiene como propósito ampliar y garantizar el proceso de formación, capacitación y especialización del personal de la Institución.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**300.000.000**
	- Recursos Ordinarios	300.000.000
4.02	Materiales y Suministros	**518.637.605**
	- Recursos Ordinarios	518.637.605
4.03	Servicios no Personales	**600.022.016**
	- Recursos Ordinarios	600.022.016
4.51	Gastos de Defensa y Seguridad del Estado	**200.000.000**
	- Gestión Fiscal	200.000.000
	TOTAL	**1.618.659.621**

PROYECTO: 05 Administración de Recursos Humanos

UNIDAD EJECUTORA:
- Comando de Personal
- Dirección de Seguridad Social
- Dirección de Administración de Personal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**259.324.770.883**
	- Recursos Ordinarios	184.654.875.241
	- Gestión Fiscal	62.956.560.356
	- Otras Fuentes de Financiamiento	11.713.335.286
4.02	Materiales y Suministros	**217.900.000**
	- Recursos Ordinarios	217.900.000
4.03	Servicios no Personales	**86.285.760**
	- Recursos Ordinarios	86.285.760
4.51	Gastos de Defensa y Seguridad del Estado	**4.490.847.640**
	- Recursos Ordinarios	4.490.847.640
	TOTAL	**264.119.804.283**

PROGRAMA: 06 - Guardia Presidencial

UNIDAD EJECUTORA: Jefatura de la Casa Militar

Este programa tiene como objeto fundamental, proporcionar la custodia, protección y seguridad al ciudadano Presidente de la República, en todas las circunstancias donde quiera que se encuentre, en plan de viajes, gira, visita oficial o privada dentro y fuera del país.

- Prestará los servicios de protección y custodia a todas las dependencias e instalaciones que sirvan de despacho, residencia y/o alojamiento al Primer Magistrado de la Nación.
- Velará por la seguridad física de los ex-presidentes; así como también por la de los mandatarios y altas personalidades extranjeras que se encuentren de visita en nuestro país, conforme a las instrucciones que al efecto imparta el ciudadano Presidente de la República

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Velar por la seguridad física e integral del Sr. Presidente de la Republica Bolivariana de Venezuela y familiares inmediatos	Hora/Hombre	250	8.038.688.247
TOTAL			**8.038.688.247**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**4.486.715.999**
	- Recursos Ordinarios	4.486.715.999
4.02	Materiales y Suministros	**533.369.173**
	- Recursos Ordinarios	233.704.617
	- Gestión Fiscal	127.795.690
	- Otras Fuentes de Financiamiento	171.868.866
4.03	Servicios no Personales	**707.083.275**
	- Recursos Ordinarios	454.487.239
	- Gestión Fiscal	252.596.036
4.04	Activos Reales	**22.589.000**
	- Gestión Fiscal	12.910.336
	- Otras Fuentes de Financiamiento	9.678.664
4.07	Transferencias	**20.000.000**
	- Gestión Fiscal	20.000.000
4.51	Gastos de Defensa y Seguridad del Estado	**2.268.930.800**
	- Recursos Ordinarios	532.560.800
	- Gestión Fiscal	1.596.370.000
	- Otras Fuentes de Financiamiento	140.000.000
		8.038.688.247

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.375	2.001.341.817
- Profesional y Técnico	8	59.626.914
- Personal Administrativo	5	19.215.935
- Personal Militar	1.314	1.746.216.144
- Obreros	48	176.282.824
TOTAL	**1.375**	**2.001.341.817**

PROGRAMA: 07 - Justicia Militar

UNIDAD EJECUTORA: Dirección Superior Justicia Militar

La Dirección General Sectorial de Justicia Militar, tiene como misión principal velar por la correcta administración, organización y supervisión de la justicia castrense en todo el territorio nacional.

Para ejecutar esta digna labor cuenta con sus órganos jurisdiccionales adscritos como son: Fiscalia General ante la Corte Marcial, Consejos de Guerra Permanentes, Juzgados, Defensorías Militares y Departamentos de Procesados Militares, los cuales sirven como rectores entre lo dispuesto por la Ley Orgánica de la Fuerza Armada Nacional, el Código Orgánico de Justicia Militar y sus respectivos reglamentos en los cuales se establece las siguientes acciones:

- Representar a la Justicia Militar en todas las causas en todas las causas de Jurisdicción de la Corte Marcial de la Republica Bolivariana de Venezuela.
- Promover ante la Corte Marcial los recursos de nulidad y revisión de la sentencia firme de los Tribunales Militares.
- Dictaminar en todos los casos que a este efecto le someta la Corte Marcial.
- Garantizar la estabilidad de las instituciones democráticas dentro del ordenamiento jurídico vigente.
- Conocer sobre enjuiciamiento militar en Venezuela por infracciones cometidas fuera del Territorio Nacional.
- Evaluar a través del Tribunal de Control las acusaciones interpuestas por el Fiscal del Ministerio Público y decidir si procede o no el juicio propiamente dicho.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Velar por la administración, organización y supervisión de la justicia castrense	Actividad Administrativa	12	4.216.963.941
Programar y conducir los procesos inherentes a la Legislación Militar	Investigación	3.800	58.049.875
Custodiar los centro de procesados militares	Hora/Hombre	548.000	19.471.136
TOTAL			**4.294.484.952**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**3.408.925.899**
	- Recursos Ordinarios	2.907.726.683
	- Gestión Fiscal	387.423.216
	- Otras Fuentes de Financiamiento	113.776.000
4.02	Materiales y Suministros	**61.304.881**
	- Recursos Ordinarios	61.304.881
4.03	Servicios no Personales	**824.254.172**
	- Recursos Ordinarios	80.052.752
	- Gestión Fiscal	686.198.022
	- Otras Fuentes de Financiamiento	58.003.398
		4.294.484.952

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	289	1.383.649.764
- Profesional y Técnico	32	339.207.732
- Personal Administrativo	133	550.040.052
- Personal Médico	1	7.819.908
- Obrero	123	486.582.072
TOTAL	**289**	**1.383.649.764**

PROGRAMA: 08 Servicio de Apoyo

UNIDAD EJECUTORA: Dirección General Sectorial de Servicios

Tiene como objetivo fundamental ejercer la función de comando sobre las direcciones técnicas del Ministerio de la Defensa, a fin de planificar las actividades logísticas requeridas para el óptimo empleo y desarrollo de la Fuerza Armada.

Sus acciones serán orientadas a:

- Suministrar el apoyo logístico común, requerido por los comandos de fuerzas, servicios y unidades del Ministerio de la Defensa.
- Controlar los sistemas de armas y explosivos para uso de la Fuerza Armada y empresas de vigilancia, efectuar el mantenimiento a nivel de depósito y operar el parque nacional y el polígono de tiro.
- Desarrollar y consolidar los sistemas de comunicación de la Fuerza Armada, para la formación integral y técnica de los Sub-Oficiales Profesionales de Carrera, en la especialidad de comunicaciones y electrónica.
- Proporcionar apoyo de construcción y mantenimiento a las unidades del Ministerio de la Defensa.
- Generar servicios de apoyo en las áreas de artes gráficas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Proporcionar apoyo logístico común a la FAN a través de sus unidades técnicas, administrativas y de otras dependencias tanto en tiempo de paz como en situaciones de emergencia	Plan	1	6.877.624.714
Proporcionar abastecimiento clase 5 requeridos por la unidades y dependencias de la FAN	Plan	1	13.124.054.472
Adquirir mantener, operar y distribuir materiales y equipos de comunicaciones de uso común para las unidades de la FAN	Dotación	1	3.102.648.091
Planificar y ejecutar programas de mantenimiento y construcción general a las instalaciones y edificaciones de la FAN	Plan	1	13.583.002.412
Planificar y ejecutar programas de elaboración de trabajos de artes gráficas	Plan	1	480.895.304
TOTAL			**37.168.224.993**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**10.006.204.026**
	- Recursos Ordinarios	10.006.204.026
4.02	Materiales y Suministros	**13.919.373.768**
	- Recursos Ordinarios	51.594.232
	- Gestión Fiscal	1.788.980.816
	- Programas y Proyectos	11.616.798.720
	– **Plan De Recuperación Estratégica de la Fuerza Armada Nacional**	11.616.798.720
	- Otras Fuentes de Financiamiento	462.000.000
4.03	Servicios no Personales	**1.911.586.049**
	- Recursos Ordinarios	38.660.979
	- Gestión Fiscal	1.766.110.465
	- Otras Fuentes de Financiamiento	106.814.605
4.04	Activos Reales	**11.331.061.150**
	- Programas y Proyectos	11.331.061.150
	– **Plan De Recuperación Estratégica de la Fuerza Armada Nacional**	6.957.641.664
	– **Otros Proyectos Estratégicos**	4.373.419.486
	TOTAL	**37.168.224.993**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	770	3.699.000.360
- Profesional y Técnico	117	904.585.493
- Personal Administrativo	185	812.548.537
- Personal Docente	13	217.087.260
- Personal Militar	30	31.448.748
- Obrero	425	1.733.330.322
Personal Fijo a Tiempo Parcial	99	675.372.864
- Profesional y Técnico	1	4.961.940
- Personal Administrativo	1	2.752.584
- Personal Docente	97	667.658.340
Personal Contratado	4	27.371.520
- Empleado	4	27.371.520
TOTAL	**873**	**4.441.744.744**

PROYECTO: 01 Dirección Superior

UNIDAD EJECUTORA: Dirección General Sectorial de Servicios

Dicho Proyecto tiene como objetivo satisfacer los requerimientos logísticos de la FAN, a objeto de garantizar su operatividad y desarrollo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**4.667.922.026**
	- Recursos Ordinarios	4.667.922.026
4.02	Materiales y Suministros	**1.486.115.468**
	- Gestión Fiscal	1.024.115.468
	- Otras Fuentes de Financiamiento	462.000.000
4.03	Servicios no Personales	**723.587.220**
	- Gestión Fiscal	616.772.615
	- Otras Fuentes de Financiamiento	106.814.605
	TOTAL	**6.877.624.714**

PROYECTO: 02 Dirección de Armamento

UNIDAD EJECUTORA: - Dirección de Armamento del M.D.
- Arsenal de la Dirección de Armamento del M.D. "Cnel. Carlos Pulido Barreto"
- Polígono Nacional de Tiro "El Libertador"
- Centro de Distribución de Material de Guerra N° 1

En este proyecto se contemplan todas las acciones tendentes a garantizar la eficiencia y eficacia de los sistemas de comunicaciones de la FAN, proporcionando además el recurso humano capacitado en el mantenimiento, operación e instalación de dichos sistemas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**1.289.133.138**
	- Recursos Ordinarios	1.289.133.138
4.02	Materiales y Suministros	**11.790.988.058**
	- Gestión Fiscal	174.189.338
	- Programas y Proyectos	11.616.798.720
	– **Plan De Recuperación Estratégica de la Fuerza Armada Nacional**	11.616.798.720
4.03	Servicios no Personales	**43.933.276**
	- Gestión Fiscal	43.933.276
	TOTAL	**13.124.054.472**

PROYECTO: 03 Dirección de Comunicaciones del MD

UNIDAD EJECUTORA:
- Dirección de Comunicaciones del M.D.
- Escuela de Comunicaciones y Electrónica de la FAN
- Área Central del Sistema de Comunicaciones para la Defensa Nacional
- Área Oriental del Sistema de Comunicaciones para la Defensa Nacional
- Área Occidental del Sistema de Comunicaciones para la Defensa Nacional

En este proyecto se contemplan todas las acciones tendentes a garantizar la eficiencia y eficacia de los sistemas de comunicaciones de la FAN, proporcionando además el recurso humano capacitado en el mantenimiento, operación e instalación de dichos sistemas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**2.597.528.256**
	- Recursos Ordinarios	2.597.528.256
4.02	Materiales y Suministros	**341.417.688**
	- Recursos Ordinarios	15.128.400
	- Gestión Fiscal	326.289.288
4.03	Servicios no Personales	**163.702.147**
	- Recursos Ordinarios	32.826.446
	- Gestión Fiscal	130.875.701
	TOTAL	**3.102.648.091**

PROYECTO: 04 Dirección de Ingeniería

UNIDAD EJECUTORA LOCAL: Dirección de Ingeniería del Ministerio de la Defensa

En este proyecto se contempla la ejecución de obras de mantenimiento y recuperación de las diferentes unidades que conforman el Ministerio de la Defensa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**1.091.652.699**
	- Recursos Ordinarios	1.091.652.699
4.02	Materiales y Suministros	**214.728.782**
	- Gestión Fiscal	214.728.782
4.03	Servicios no Personales	**945.559.781**
	- Gestión Fiscal	945.559.781
4.04	Activos Reales	**11.331.061.150**
	- Programas y Proyectos	11.331.061.150
	– **Plan De Recuperación Estratégica de la Fuerza Armada Nacional**	6.957.641.664
	– **Otros Proyectos Estratégicos**	4.373.419.486
	TOTAL	**13.583.002.412**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 SERVICIO DE APOYO
Subprograma:
Proyecto: 04 DIRECCION DE INGENIERIA
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AR-0311	REPARACIONES GENERALES MAYORES EN LA ESCUELA BÁSICA DE LA FUERZA ARMADA NACIONAL, CERTIFI, ESTADO ARAGUA.	2004	2004	1	1586-METROS CUADRADOS	499,17			499,17	499,17						499,17	499,17			0,0	100,0	0,0	0,0
AR-0058	AMPLIACIONES Y MEJORAS EN EL HOSPITAL MILITAR CNEL. ELBANO PAREDES VIVAS. MARACAY. ESTADO ARAGUA.	2004	2004	1	589-METROS CUADRADOS	139,12			139,12	139,12						139,12	139,12			0,0	100,0	0,0	0,0
CA-0003	REPARACIONES GENERALES AL HOSPITAL MILITAR DR. FRANCISCO ISNARDI, PUERTO CABELLO, ESTADO CARABOBO.	2004	2004	1	450-METROS CUADRADOS	150,00			150,00	150,00						150,00	150,00			0,0	100,0	0,0	0,0
CA-0013	REPARACIONES GENERALES MAYORES CEDIMAGUE Nº. 1., PUERTO CABELLO, ESTADO CARABOBO.	2004	2004	1	1275-METROS CUADRADOS	178,50			178,50	178,50						178,50	178,50			0,0	100,0	0,0	0,0
DM-0001	REPARACIONES GENERALES EN LA SEDE Y GALPÓN DE LA DIRECCIÓN DE COMUNICACIONES DE LA FUERZA ARMADA NACIONAL, FUERTE TIUNA, EL VALLE, CARACAS	2004	2004	1	950-METROS CUADRADOS	149,12			149,12	149,12						149,12	149,12			0,0	100,0	0,0	0,0
DM-0002	REPARACIONES MAYORES DE LA DIM	2004	2004	1	880-METROS CUADRADOS	528,78			528,78	528,78						528,78	528,78			0,0	100,0	0,0	0,0
DM-0004	REPARACIONES GENERALES ESCOELFA, FUERTE TIUNA CARACAS.	2004	2004	1	750-METROS CUADRADOS	150,00			150,00	150,00						150,00	150,00			0,0	100,0	0,0	0,0
DM-0006	REPARACIÓN Y REMODELACIÓN DE LA DIRECCIÓN GENERAL SECTORIAL DE INTELIGENCIA MILITAR (DGSIM), CARACAS.	2004	2004	1	1050-METROS CUADRADOS	343,56			343,56	343,56						343,56	343,56			0,0	100,0	0,0	0,0
DM-0007	REPARACIONES GENERALES EN LA SEDE DE LA CORTE MARCIAL, FUERTE TIUNA, CARACAS, DISTRITO CAPITAL	2004	2004	1	1000-METROS CUADRADOS	139,98			139,98	139,98						139,98	139,98			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 SERVICIO DE APOYO
Subprograma:
Proyecto: 04 DIRECCION DE INGENIERIA
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
DM-0012	REPARACIONES GENERALES MAYORES DIRECCIÓN DE ARMAMENTO. FUERTE TIUNA, CARACAS.	2004	2004	1	975-METROS CUADRADOS	346,50			346,50	346,50						346,50	346,50			0,0	100,0	0,0	0,0
DM-0015	REPARACIONES MAYORES DEPARTAMENTOS TRANSPORTE Y TOPOGRAFÍA (D:GEMIDE), CARACAS.	2003	2004	1	1000-METROS CUADRADOS	140,00			140,00	140,00						140,00	140,00			0,0	100,0	0,0	0,0
FA-0003	AMPLIACIÓN DEL HOSPITAL NAVAL TN PEDRO MANUEL CHIRINOS, PUNTO FIJO, ESTADO FALCÓN.	2004	2004	1	675-METROS CUADRADOS	225,00			225,00	225,00						225,00	225,00			0,0	100,0	0,0	0,0
MI-0009	REPARACIONES GENERALES EN EL CENTRO DE PROCESADOS MILITARES, RAMO VERDE, LOS TEQUES, ESTADO MIRANDA	2004	2004	1	956-METROS CUADRADOS	95,60			95,60	95,60						95,60	95,60			0,0	100,0	0,0	0,0
TN-0305	ACTUALIZACIÓN AULAS TECNÓLOGICAS CENTROS EDUCACIONALES DE LA FAN.	2004	2004	1	1733-METROS CUADRADOS	346,50			346,50	346,50						346,50	346,50			0,0	100,0	0,0	0,0
TN-0306	MODERNIZACIÓN DE LA PLATAFORMA DE INTELIGENCIA DE COMUNICACIONES (SICOTER) FASE II	2004	2004	1	640-METROS CUADRADOS	3.844,64			3.844,64	3.844,64						3.844,64	3.844,64			0,0	100,0	0,0	0,0
ZU-0041	ACONDICIONAMIENTO, REPARACIÓN Y MANTENIMIENTO DE LA BASE FRONTERIZA EN CASIGUA DEL CUBO, ESTADO ZULIA	2004	2004	1	889-METROS CUADRADOS	209,95			209,95	209,95						209,95	209,95			0,0	100,0	0,0	0,0
	TOTALES					7.486,43			7.486,43	7.486,43						7.486,43	7.486,43						

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 SERVICIO DE APOYO
Subprograma:
Proyecto: 04 DIRECCION DE INGENIERIA
Partida: 404150200 EDIFICACIONES MILITARES Y DE SEGURIDAD

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AP-0021	TERMINACIÓN DE LA SEDE DEL TRIBUNAL MILITAR DEL ESTADO APURE	2004	2004	I	525-METROS CUADRADOS	174,89			174,89	174,89						174,89	174,89			0,0	100,0	0,0	0,0
AR-0009	CONSTRUCCIÓN DE LOS TALLERES Y ESTACIONAMIENTO TECHADO DE LA ESCUELA BÁSICA DE LA F.A.N.	2004	2004	I	375-METROS CUADRADOS	125,00			125,00	125,00						125,00	125,00			0,0	100,0	0,0	0,0
AR-0032	CONSTRUCCIÓN DE CERCA PERIMETRAL EN EL ARSENAL ¿CNEL. CARLOS PULIDO BARRETO, MARACAY ESTADO ARAGUA	2004	2004	I	500-METROS CUADRADOS	50,00			50,00	50,00						50,00	50,00			0,0	100,0	0,0	0,0
AR-0061	CONSTRUCCIONES VARIAS EN EL HOSPITAL MILITAR CNEL. ELBANO PAREDES VIVAS, MARACAY, ESTADO ARAGUA.	2004	2004	I	587-METROS CUADRADOS	199,50			199,50	199,50						199,50	199,50			0,0	100,0	0,0	0,0
BO-0042	CONSTRUCCIÓN DE LA FASE I DE LA SEDE DEL BATALLÓN DE INGENIEROS FERROVIARIOS DE ORIENTE, SAN FÉLIX, ESTADO BOLÍVAR	2004	2004	I	2984-METROS CUADRADOS	1.049,03			1.049,03	1.049,03						1.049,03	1.049,03			0,0	100,0	0,0	0,0
CA-0034	CONSTRUCCIÓN DEL SISTEMA ELÉCTRICO DE ALTA Y BAJA TENSIÓN Y ALUMBRADO DEL ÁREA DE ALMACENES DEL CENTRO DE DISTRIBUCIÓN DE MATERIAL DE GUERRA Nº 1 (CEDIMAGUE), P	2004	2004	I	450-METROS CUADRADOS	149,98			149,98	149,98						149,98	149,98			0,0	100,0	0,0	0,0
CA-0040	CONTINUACIÓN DE LA CONSTRUCCIÓN DE LA RAMPA DE AVIACIÓN NAVAL EN PUERTO CABELLO, ESTADO CARABOBO	2004	2004	I	750-METROS CUADRADOS	250,00			250,00	250,00						250,00	250,00			0,0	100,0	0,0	0,0
DM-0026	CONTINUACIÓN DE LA CONSTRUCCIÓN CASINO DEL BATALLÓN CARACAS, FUERTE TIUNA, CARACAS	2004	2004	I	358-METROS CUADRADOS	219,00			219,00	219,00						219,00	219,00			0,0	100,0	0,0	0,0
GU-0035	CONTINUACIÓN DE LA CONSTRUCCIÓN DEL DORMITORIO DE LA BASE AÉREA CAP. MANUEL RIOS, EL SOMBRERO, ESTADO GUÁRICO	2004	2004	I	750-METROS CUADRADOS	250,00			250,00	250,00						250,00	250,00			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 08 SERVICIO DE APOYO
Subprograma:
Proyecto: 04 DIRECCION DE INGENIERIA
Partida: 404150200 EDIFICACIONES MILITARES Y DE SEGURIDAD

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
GU-0036	CONSTRUCCIÓN DE LA COCINA-COMEDOR DE LA BASE AÉREA CAP. MANUEL RIOS, EL SOMBRERO, ESTADO GUÁRICO.	2004	2004	I	750-METROS CUADRADOS	250,00			250,00	250,00						250,00	250,00			0,0	100,0	0,0	0,0
LA-0041	CONSTRUCCIÓN DE LA FASE I DE LA SEDE DEL BATALLÓN DE INGENIEROS FERROVIARIOS DE OCCIDENTE, BARQUISIMETO, ESTADO LARA.	2004	2004	I	1863-METROS CUADRADOS	662,48			662,48	662,48						662,48	662,48			0,0	100,0	0,0	0,0
TA-0020	TERMINACIÓN DE LA SEDE DEL TRIBUNAL MILITAR DEL ESTADO TÁCHIRA	2004	2004	I	450-METROS CUADRADOS	150,00			150,00	150,00						150,00	150,00			0,0	100,0	0,0	0,0
TA-0039	CONSTRUCCIÓN EN BASE FRONTERIZA, SAN JOAQUÍN DE NAVAY, ESTADO TÁCHIRA	2004	2004	I	895-METROS CUADRADOS	314,75			314,75	314,75						314,75	314,75			0,0	100,0	0,0	0,0
	TOTALES					3.844,63			3.844,63	3.844,63						3.844,63	3.844,63						

PROYECTO: 05 Dirección de Artes Gráficas

UNIDAD EJECUTORA: Dirección de Artes Gráficas del Ministerio de la Defensa

El Proyecto tiene el objetivo de satisfacer oportunamente los requerimientos del Ministerio de la Defensa, en cuanto a trabajos de impresión, reproducción y afines a las artes gráficas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**359.967.907**
	- Recursos Ordinarios	359.967.907
4.02	Materiales y Suministros	**86.123.772**
	- Recursos Ordinarios	36.465.832
	- Gestión Fiscal	49.657.940
4.03	Servicios no Personales	**34.803.625**
	- Recursos Ordinarios	5.834.533
	- Gestión Fiscal	28.969.092
	TOTAL	**480.895.304**

PROGRAMA: 09 Corte Marcial

UNIDAD EJECUTORA: Corte Marcial de la República

La Corte Marcial de la República tiene como misión conocer y resolver los recursos de apelaciones interpuestos contra las decisiones dictadas por los tribunales de primera instancia; de igual forma, actuando como tribunal en única instancia conocerá de los juicios seguidos contra oficiales generales o almirantes, de conformidad con el Código Orgánico de Justicia Militar y el Código Orgánico procesal penal, que no contravenga a la Constitución de la República Bolivariana de Venezuela.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Análisis legales de las causas que cursarán en la Corte Marcial	Expediente	3.000	1.770.780.017
TOTAL			**1.770.780.017**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**979.413.645**
	- Recursos Ordinarios	979.413.645
4.02	Materiales y Suministros	**248.791.953**
	- Recursos Ordinarios	181.617.171
	- Gestión Fiscal	7.500.000
	- Otras Fuentes de Financiamiento	59.674.782
4.03	Servicios no Personales	**367.574.419**
	- Recursos Ordinarios	96.222.996
	- Gestión Fiscal	260.195.004
	- Otras Fuentes de Financiamiento	11.156.419
4.04	Activos Reales	**175.000.000**
	- Gestión Fiscal	175.000.000
	TOTAL	**1.770.780.017**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	55	229.798.869
- Profesional y Técnico	11	77.280.506
- Personal Administrativo	15	51.962.784
- Obrero	29	100.555.579
Personal Contratado	5	39.916.800
- Empleado	5	39.916.800
TOTAL	**60**	**269.715.669**

PROGRAMA: 10 Bienestar y Seguridad Social

UNIDAD EJECUTORA: Dirección General Sectorial de Bienestar y Seguridad Social

La Dirección General Sectorial de Bienestar y Seguridad Social es la unidad técnica administrativa central, eje de la Política Social del Sector, su misión es la de planificar, dirigir, coordinar y evaluar todos los aspectos relacionados con la administración de las funciones pertinentes al Bienestar y Seguridad Social en la Fuerza Armada, así como la de los entes orgánicos adscritos a esta Dirección, a través de los cuales se ejecutan dichas funciones.

El Programa 10 "Bienestar y Seguridad Social" tiene la responsabilidad de velar por el cuidado integral de la salud de los miembros de la Fuerza Armada, cualquiera sea su situación (actividad, disponibilidad o retiro) en su categoría (efectivo o asimilado), garantizando al usuario la atención médica preventiva y curativa en clínicas y hospitales militares.

Así mismo, proporciona otros servicios para contribuir con el ingreso y las mejoras socio económicas del personal orgánico del Sector, ayudas sociales en casos de contingencias, programa de Bono de Compensación Habitacional para el personal militar que reside alquilado en inmuebles particulares por carencia de viviendas en guarnición y proporciona además otros servicios a través de dependencias como la Dirección de Preescolar, Ordinariato Militar, Federación Polideportiva de la Fuerza Armada y apoya los gastos de funcionamiento del Fondo de Inversiones y Previsión Socioeconómica para los empleados y obreros de la Fuerza Armada Nacional (FONDOEFA), la Fundación de Cardiología Infantil (FUNDACARDIN) y el Club de Suboficiales Profesionales de Carrera (CLUSOFA).

Todas estas prestaciones dinerarias, así como los servicios que se ofrecen, están dirigidos a brindar una plataforma que cada día tiende a consolidarse para constituirse en una garantía de Bienestar Social a la población Militar y Civil de la Fuerza Armada dentro de una concepción solidaria e integral que procure en todo momento la elevación del nivel de calidad de vida, en correspondencia con los planteamientos y preocupaciones que ha manifestado el Ejecutivo Nacional, en los actuales momentos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Apoyar el bienestar social del personal militar y civil de la F.A.N.	Usuario	17.167	24.653.968.577
Fortalecer la cobertura de la red sanitaria militar	Paciente	741.992	90.212.527.747
TOTAL			**114.866.496.324**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**67.194.611.767**
	- Recursos Ordinarios	48.122.115.759
	- Gestión Fiscal	18.536.978.007
	- Otras Fuentes de Financiamiento	535.518.001
4.02	Materiales y Suministros	**30.079.296.869**
	- Recursos Ordinarios	20.790.905.447
	- Gestión Fiscal	5.918.907.498
	- Otras Fuentes de Financiamiento	3.369.483.924
4.03	Servicios no Personales	**9.415.600.628**
	- Recursos Ordinarios	6.446.580.741
	- Gestión Fiscal	2.969.019.887
4.04	Activos Reales	**4.993.948.199**
	- Programas y Proyectos	4.993.948.199
	– **Bienestar y Seguridad Social de la FAN**	4.993.948.199
4.07	Transferencias	**3.183.038.861**
	- Recursos Ordinarios	2.649.907.222
	- Gestión Fiscal	43.231.639
	- Otras Fuentes de Financiamiento	489.900.000
	TOTAL	**114.866.496.324**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	5.723	25.810.842.389
- Profesional y Técnico	1.083	7.424.909.821
- Personal Administrativo	1.061	3.856.247.903
- Personal Docente	52	394.713.468
- Personal Médico	696	5.334.042.684
- Personal Militar	402	456.534.144
- Obrero	2.429	8.344.394.369
Personal Fijo a Tiempo Parcial	28	112.642.632
- Profesional y Técnico	1	4.795.704
- Personal Docente	4	19.852.728
- Personal Médico	23	87.994.200
Personal Contratado	177	969.381.492
- Empleado	177	969.381.492
TOTAL	**5.928**	**26.893.034.549**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	1.749.907.222
4.07	01	00	00	Transferencias Corrientes Internas	1.749.907.222
4.07	01	02	00	Transferencias Corrientes al Sector Público	1.749.907.222
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	1.749.907.222
				A0126 Fondo Autónomo de Inversiones y Previsión Socio - Económica para Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA).	967.501.414
				- Recursos Ordinarios	967.501.414
				A0206 Asociación Civil Club de Suboficiales Profesionales de la Fuerza Armada (CLUSOFA)	782.405.808
				- Recursos Ordinarios	782.405.808
				TOTAL	**1.749.907.222**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	408.000.000
4.07	01	00	00	Transferencias Corrientes Internas	408.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	408.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	408.000.000
				- S0564 Fundación de Cardiología Infantil (FUNDACARDIN).	400.000.000
				- Recursos Ordinarios	400.000.000
				- S1048 Banco de Sangre de Sanidad Militar.	8.000.000
				- Gestión Fiscal	8.000.000
				TOTAL	**408.000.000**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	35.231.639
4.07	03	00	00	Transferencias al Exterior	35.231.639
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	35.231.639
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	35.231.639
				- I0090 Organización Mundial de la Salud (O.M.S.).	5.604.639
				- Gestión Fiscal	5.604.639
				- I0225 Unión Deportiva Militar Sudamericana (UDMSA)	2.304.000
				- Gestión Fiscal	2.304.000
				- I0226 Consejo Internacional del Deporte (CISM)	17.723.000
				- Gestión Fiscal	17.723.000
				- I0227 Conferencia Interamericana de Seguridad Social	9.600.000
				- Gestión Fiscal	9.600.000
				TOTAL	**35.231.639**

PROYECTO: 01 Bienestar Social

UNIDAD EJECUTORA:
- Dirección de Educación Preescolar
- Ordinariato Militar
- Dirección Superior DIGEBYSS

El Programa 10 "Bienestar y Seguridad Social" tiene la responsabilidad de velar por el cuidado integral de la salud de los miembros de la Fuerza Armada, cualquiera sea su situación (actividad, disponibilidad o retiro) o su categoría (efectivo o asimilado) garantizando al usuario la atención médica preventiva y curativa en clínicas y hospitales militares.

Procurar, equipar, mantener y administrar las instalaciones hospitalarias y clínicas pertenecientes a la Fuerza Armada Nacional, para garantizar la atención integral de la salud del personal militar, civil y familiares afiliados.

Proporcionar y suministrar los insumos y recursos necesarios para atender las necesidades y las mejoras socio económicas del personal orgánico del Sector, proveer ayudas sociales en casos de contingencias, aplicar un programa de Bono de Compensación Habitacional para el personal militar que reside alquilado en inmuebles particulares por carencia de viviendas en guarnición.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**11.478.917.742**
	- Recursos Ordinarios	4.913.307.377
	- Gestión Fiscal	6.565.610.365
4.02	Materiales y Suministros	**1.556.851.390**
	- Recursos Ordinarios	1.556.851.390
4.03	Servicios no Personales	**3.846.817.024**
	- Recursos Ordinarios	936.187.653
	- Gestión Fiscal	2.910.629.371
4.04	Activos Reales	**4.993.948.199**
	- Programas y Proyectos	4.993.948.199
	– **Bienestar y Seguridad Social de la FAN**	4.993.948.199
4.07	Transferencias	**2.777.434.222**
	- Recursos Ordinarios	2.249.907.222
	- Gestión Fiscal	37.627.000
	- Otras Fuentes de Financiamiento	489.900.000
	TOTAL	**24.653.968.577**

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 10 BIENESTAR Y SEGURIDAD SOCIAL
Subprograma:
Proyecto: 01 BIENESTAR SOCIAL
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
AR-0002	AMPLIACION DEL AREA DE HABITACIONES Y AREA DE CONSULTA EXTERNA Y TALLERES DE MANT.DE VEHICULOS HOSPIMIL-MARACAY	2004	2004	I	3-INSTALACIONES	205,50			205,50	205,50						205,50	205,50			0,0	10000,0	0,0	0,0
BO-0005	AMPLIACION EN EL HOSPITAL MILITAR DE PUERTO ORDAZ-EDO.BOLIVAR	2004	2004	I	1-INSTALACION	63,04			63,04	63,04						63,04	63,04			0,0	10000,0	0,0	0,0
DF-0001	MEJORAS AREAS DE HOSPITALIZACION HOSPITAL MILITAR DR.CARLOS ARVELO-CARACAS	2004	2004	I	16-INSTALACION	952,50			952,50	952,50						952,50	952,50			0,0	10000,0	0,0	0,0
DF-0002	MANTENIMIENTO DEL BUNKER DEL ACELERADOR LINEAL DEL HOSPIMIL DR.CARLOS ARVELO-CARACAS	2004	2004	I	1-EDIFICACIONES	75,00			75,00	75,00						75,00	75,00			0,0	10000,0	0,0	0,0
NE-0001	AMPLIACION DE LAS EDIFICACIONES DEL HOSPITAL MILITAR DE NUEVA ESPARTA	2004	2004	I	2-EDIFICACIONES	100,00			100,00	100,00						100,00	100,00			0,0	10000,0	0,0	0,0
ZU-0001	AMPLIACION Y MEJORAS EN EL HOSPITAL MILITAR DE MARACAIBO	2004	2004	I	6-INSTALACION	124,02			124,02	124,02						124,02	124,02			0,0	10000,0	0,0	0,0
	TOTALES					1.520,05			1.520,05	1.520,05						1.520,05	1.520,05						

Resumen de Obras (En millones de Bs.)

Organismo: 08 MINISTERIO DE LA DEFENSA
Programa: 10 BIENESTAR Y SEGURIDAD SOCIAL
Subprograma:
Proyecto: 01 BIENESTAR SOCIAL
Partida: 404150100 CONSTRUCCIONES MÉDICO-ASISTENCIALES

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores				
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/03	04	05	Años Post.
AM-0001	CONSTRUCCION DEL HOSPITAL MILITAR DE PUERTO AYACUCHO	2004	2004	I	1-EDIFICACIÓN	80,40			80,40	80,40						80,40	80,40			0,0	10000,0	0,0	0,0
BA-0001	CONSTRUCCION DEL HOSPITAL MILITAR DE BARINAS FASE I	2004	2004	I	1-EDIFICACIÓN	100,00			100,00	100,00						100,00	100,00			0,0	10000,0	0,0	0,0
DF-0003	CONSTRUCCION DE EDIFICACIONES DE LA ESCUELA DE ENFERMERIA FAN	2004	2004	I	3-EDIFICACIÓN	107,80			107,80	107,80						107,80	107,80			0,0	10000,0	0,0	0,0
MC-0001	CONSTRUCCION DEL HOSPITAL MILITAR DE MATURIN-EDO.MONAGAS	2004	2004	I	1-EDIFICACIÓN	100,00			100,00	100,00						100,00	100,00			0,0	10000,0	0,0	0,0
	TOTALES					388,20			388,20	388,20						388,20	388,20						

PROYECTO: 02 - Cuidado Integral de la Salud

UNIDAD EJECUTORA:

- Dirección de Sanidad Militar
- Hospital Militar "Dr. Carlos Arvelo"-Caracas
- Hospital Militar "Cnel. Elbano Paredes Vivas"-Maracay
- Hospital Militar "Cap. Guillermo Hernández Jacobsen"-San Cristóbal
- Hospital Militar "Tcnel. Francisco Valbuena"-Maracaibo.
- Ambulatorio Militar "La Rosaleda"-Los Teques"
- Ambulatorio Militar "Amazonas".
- Ambulatorio Militar "Paramacay"-Valencia
- Ambulatorio Militar "San Juan de Los Morros"
- Pabellón Militar "Cesar Bello Descrivan"-Ciudad Bolívar
- Hospital Militar de Nueva Esparta
- Pabellón Militar "Leonardo José Gómez Calderón"-Mérida.
- Pabellón Militar "José Antonio Páez"-Apure
- Núcleo Médico-Asistencial "Dr. Manuel Palacios Fajardo"-Barinas
- Clínica de Rehabilitación Guaicamacuto-Vargas
- Escuela de Enfermería de la FAN.
- Hospital Militar de Puerto Ordaz "Manuel Siverio Castillo "

Establecer y controlar todas las prestaciones dinerarias, así como los servicios que se ofrecen, para brindar una plataforma que constituya una garantía de Bienestar Social a la población Militar y Civil de la Fuerza Armada, dentro de una concepción solidaria e integral que procure en todo momento la elevación del nivel de calidad de vida en correspondencia con los planteamientos y preocupaciones que ha manifestado el Ejecutivo Nacional en los actuales momentos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**55.715.694.025**
	- Recursos Ordinarios	43.208.808.382
	- Gestión Fiscal	11.971.367.642
	- Otras Fuentes de Financiamiento	535.518.001
4.02	Materiales y Suministros	**28.522.445.479**
	- Recursos Ordinarios	19.234.054.057
	- Gestión Fiscal	5.918.907.498
	- Otras Fuentes de Financiamiento	3.369.483.924
4.03	Servicios no Personales	**5.568.783.604**
	- Recursos Ordinarios	5.510.393.088
	- Gestión Fiscal	58.390.516
4.07	Transferencias	**405.604.639**
	- Recursos Ordinarios	400.000.000
	- Gestión Fiscal	5.604.639
	TOTAL	**90.212.527.747**

PROGRAMA: 11 - Contraloría General de la FAN

UNIDAD EJECUTORA: Contraloría General de la Fuerza Armada

La Contraloría General de La Fuerza Armada Nacional como parte integrante del Sistema Nacional De Control, tendrá a su cargo la vigilancia, control y fiscalización de los ingresos, gastos y bienes públicos afectos a la Fuerza Armada Nacional y sus órganos adscritos sin menoscabo del alcance y competencia de la Contraloría General de La Republica. Su organización y funcionamiento lo determinará la ley respectiva y estará bajo la dirección y responsabilidad del Contralor o Contraloría General de La Fuerza Armada, quien será designado o designada mediante concurso.

La política presupuestaria para el ejercicio fiscal 2004, de la Contraloría General de La Fuerza Armada Nacional, contempla los lineamientos generales que permitirán la consecución de los objetivos y metas programados y planificados, mediante la consolidación de la estructura organizacional, manteniendo una distribución lógica de los recursos asignados para el mencionado ejercicio fiscal orientados en los planes generales y en plan operativo anual de este organismo contralor.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Verificar los procesos administrativos de la Fuerza Armada Nacional	Inspección	125	4.259.058.792
TOTAL			**4.259.058.792**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**3.010.584.190**
	- Recursos Ordinarios	2.139.906.456
	- Gestión Fiscal	870.677.734
4.02	Materiales y Suministros	**309.064.318**
	- Recursos Ordinarios	309.064.318
4.03	Servicios no Personales	**939.410.284**
	- Recursos Ordinarios	574.960.968
	- Gestión Fiscal	194.086.964
	- Otras Fuentes de Financiamiento	170.362.352
	TOTAL	**4.259.058.792**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	180	1.484.925.210
- Profesional y Técnico	102	1.055.803.750
- Personal Administrativo	53	278.515.605
- Obrero	25	150.605.855
Personal Contratado	2	8.640.000
- Empleado	2	8.640.000
TOTAL	**182**	**1.493.565.210**

PROGRAMA: 98 - Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Asignaciones a Organismos del Sector Público

- **Instituto Autónomo Círculo de las Fuerzas Armadas. (I.A.C.F.A)**

El Instituto Autónomo tiene como objeto proporcionar actividades sociales, culturales, recreacionales, deportivas y de alojamiento a los Oficiales de la Fuerza Armada Nacional, socios, civiles y familiares de estos y de aquellas instituciones que así lo deseen.

- **Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (I.O.R.F.A.N.)**

Este Instituto tiene como objeto principal agrupar a los oficiales de la institución armada, que están en situación de retiro. A través de ella se estimula su mutuo acercamiento a fin de fortalecer los vínculos de fraternidad que debe existir entre todos los miembros de la Fuerza Armada.

- **Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (U.N.E.F.A.)**

Tiene como norte seguir los lineamientos del Plan Operativo Anual Institucional, en cuanto a la formación del recurso humano necesario para satisfacer la demanda de la Fuerza Armada Nacional y del país, esto se logra mediante la formación del personal de sus integrantes, aportándoles conocimientos universitarios a través de planes y programas para las enseñanzas de las carreras del técnico superior universitario, mediante la formación de profesionales en distintas áreas de la ingeniería.

- **Fundación Proyecto País**

Tiene como misión contribuir con la reactivación del país en el corto plazo mediante la coordinación de planes, proyectos y operaciones gubernamentales, articulando acciones de naturaleza conjunta, comunidad, entes públicos, privados y Fuerza Armada Nacional, satisfaciendo de manera inmediata las necesidades básicas de la población excluida.

- **Instituto de Previsión Social de las Fuerzas Armadas. Nacionales (IPSFA)**

El objetivo de este Instituto está dirigido a administrar y atender los beneficios socio económicos previstos en la ley de seguridad social de las Fuerzas Armadas, destacándose en el área de seguridad social la atención de los pensionados militares, suministrar medicinas y productos farmacéuticos a familiares inmediatos de los afiliados y adquirir equipos médicos quirúrgicos y dentales.

- **Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)**

Ejecuta el programa destinado al funcionamiento y el otorgamiento de becas para el personal de reservistas recién licenciados de la Fuerza Armada Nacionale, así como atender adecuadamente los requerimientos logísticos de la dirección de pre-escolar del Ministerio de la Defensa, la dotación y equipamiento de los centros educativos adscritos al Sector Defensa.

- **Oficina Coordinadora de la Prestación de los Servicios Agropecuarios del Ministerio de la Defensa (OCSA)**

Esta Oficina Coordinadora, es una Asociación Civil que tiene como objetivo fundamental desarrollar los servicios de producción y comercialización de productos ganaderos, agricolas, forestales y pesqueros de las granjas militares.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Apoyar a los entes descentralizados, para el cumplimiento de sus funciones	Bolívares	1	384.197.691.680
TOTAL			**384.197.691.680**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.07	Transferencias	**384.197.691.680**
	- Recursos Ordinarios	272.780.361.093
	- Gestión Fiscal	96.049.422.920
	- Otras Fuentes de Financiamiento	15.367.907.667
	TOTAL	**384.197.691.680**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	384.197.691.680
4.07	01	00	00	Transferencias Corrientes Internas	383.562.958.513
4.07	01	02	00	Transferencias Corrientes al Sector Público	383.562.958.513
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	23.077.259.997
				– **A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFAC)**	7.934.647.307
				- Recursos Ordinarios	4.400.000.000
				- Gestión Fiscal	2.534.647.307
				- Otras Fuentes de Financiamiento	1.000.000.000
				– **A0044 Instituto de Oficiales de las Fuerzas Armadas Nacionales en Situación de Retiro (IORFAN)**	942.612.690
				- Recursos Ordinarios	942.612.690
				– **A0196 Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (UNEFA)**	9.200.000.000
				- Recursos Ordinarios	8.200.000.000
				- Gestión Fiscal	1.000.000.000
				– **A0404 Fundación Proyecto País**	5.000.000.000
				- Recursos Ordinarios	3.000.000.000
				- Gestión Fiscal	1.000.000.000
				- Otras Fuentes de Financiamiento	1.000.000.000
4.07	01	02	03	Transferencias Corrientes a las Instituciones de Seguridad Social	359.389.778.413
				– **A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)**	359.389.778.413
				- Recursos Ordinarios	254.507.095.133
				- Gestión Fiscal	91.514.775.613
				- Otras Fuentes de Financiamiento	13.367.907.667

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	12.000.000
				– **A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)**	12.000.000
				- Recursos Ordinarios	12.000.000
4.07	01	02	99	Transferencias Corrientes a Otros Organismos del Sector Público	1.083.920.103
				– **A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (OCSA)**	1.083.920.103
				- Recursos Ordinarios	1.083.920.103
4.07	02	00	00	Transferencias de Capital Internas	634.733.167
4.07	02	02	00	Transferencias de Capital al Sector Público	634.733.167
4.07	02	02	99	Transferencias de Capital a Otros Organismos del Sector Público	634.733.167
				– **A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (OCSA)**	634.733.167
				- Recursos Ordinarios	634.733.167

Ministerio de Educación
Cultura y Deportes

MINISTERIO DE EDUCACIÓN, CULTURA Y DEPORTES

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

Al Ministerio de Educación, Cultura y Deportes le corresponde: Velar por la calidad creciente del proceso educativo en todos sus niveles y modalidades, asegurando la máxima cobertura; Garantizar el derecho irrenunciable que tiene todo ciudadano de acceder a los bienes de la cultura, el saber y la información, en condiciones de calidad para lograr la formación de hombres y mujeres cultos, sanos, creativos y críticos, comprometidos con la patria y participantes activos en la construcción de una sociedad justa; y estimular el desarrollo de la actividad deportiva.

En este sentido, la política presupuestaria que estima aplicar el Ministerio de Educación, Cultura y Deportes, durante el año fiscal 2004, continuará enmarcada dentro de las directrices contenidas en el Plan de Desarrollo y Plan Estratégico 2001-2007, las cuales se movilizan a través del diseño de los Planes Operativos Anuales Nacional e Institucional, concretándose en Directrices, Programas y Proyectos que se llevarán a cabo para los sectores Educación, Cultura y Deportes.

El Plan Estratégico tenderá a la formación constante del factor humano como núcleo visible de una sociedad, capaz de dar respuestas oportunas a los objetivos que se plantean y ejecutar las acciones que propone y en el intercambio sistemático con otros planes de carácter nacional e internacional para auto renovarse en función de planteamientos más actualizados para los sectores Educación, Cultura y Deportes.

En concordancia con los principios de democratización, gratuidad y obligatoriedad establecidos en la Constitución de la República Bolivariana de Venezuela, Capítulo VI "De los Derechos Culturales y Educativos" que, en su artículo 102, expresa que la educación es un derecho humano, democrática, gratuita y obligatoria. Asimismo, en su artículo 103, especifica el derecho que tiene toda persona a una "Educación Integral de Calidad, Permanente, en Igualdad de Condiciones y Oportunidades" y plantea que "El Estado creará y sostendrá instituciones y servicios suficientemente dotados para asegurar el acceso, permanencia y culminación en el sistema educativo" en todos los niveles y modalidades del educando, desde el Maternal hasta el Ciclo Diversificado y Profesional.

La concreción del Plan en términos cuantitativos financieros se recoge en el marco plurianual del presupuesto donde se definen las orientaciones financieras y de disciplina fiscal que aplicará el Ejecutivo Nacional, tal como se especifica en los artículos 34 y 35 de la Ley Orgánica de Administración Financiera (LOAF).

A tal efecto, y como prioridad gubernamental, el Despacho de Educación, Cultura y Deportes, a través de los Despachos de los Viceministros, Direcciones Generales, y Organismos Adscritos ha considerado tres directrices estratégicas orientadas a lograr el desarrollo integral en la educación nacional y la superación de los desequilibrios sociales y culturales, generando oportunidades para el desarrollo humano. Las directrices estratégicas son las siguientes:

En el Sector Educación; "Garantizar el acceso y permanencia a la educación integral, gratuita y de calidad para todos" considerando los siguientes objetivos:

- Fortalecer la acción educativa incrementando la cobertura de la matrícula, la calidad de los procesos y resultados.

- Satisfacer las necesidades alimentarias, socioeconómicas y de salud de la población escolar.

- Desarrollar la planta física y la dotación educativa en sus diferentes niveles y modalidades.

- Articular el Sistema Educativo con el Sistema de Producción de Bienes y Servicios.

Para el Sector Deportivo, "Garantizar el derecho de la práctica deportiva, recreativa de calidad y para todos", estableciéndose los objetivos siguientes:

- Mejorar las condiciones físicas y deportivas de los estudiantes así como de la población

- Elevar la capacidad competitiva de las selecciones nacionales y de los atletas venezolanos de alto rendimiento.
- Desarrollar y mantener las obras de infraestructura deportiva.
- Concretizar la finalidad primordial de la educación física como proceso formador, objetivo que se implementa a través del Programa Deporte Escolar.
- Garantizar que la educación física se realice de forma obligatoria en todos los niveles y modalidades del sistema educativo.
- Reparar y mantener la infraestructura deportiva ubicada en los planteles.

Para el Sector Cultural "Garantizar el acceso a la realización y disfrute de la cultura como un bien irrenunciable del ciudadano" será la directriz básica mediante la cual se deben alcanzar los siguientes objetivos:

- Promocionar y estimular la creatividad y las artes de los estudiantes y de la población en general.
- Democratizar la acción cultural a través del Sistema Nacional de la Cultura con subsistemas, redes, círculos y corredores como mecanismo estructural, transversal y horizontal de participación colectiva.

Para lograr los objetivos propuestos por los Despachos de los Viceministros de Asuntos Educativos, de Cultura y de Deportes, se ejecutarán los programas y proyectos que a continuación se describen:

A. Programas Educativos

La política del MECD, al orientarse hacia la Nueva Escuela, la concibe como:

- Espacio del quehacer comunitario
- Espacio para la formación integral
- Espacio para la producción
- Espacio para la creación
- Espacio de salud y vida
- Espacio para las innovaciones pedagógicas
- Espacio para la comunicación alternativa
- Espacio para la creatividad
- Espacio para las tecnologías de información y comunicación
- Espacio para los Consejos Comunitarios
- Espacio para la paz

Educación Preescolar

Para el logro de los objetivos, en el año 2004 se ha establecido lo siguiente:

- Ampliar la cobertura de la población infantil de 3 a 6 años a través del fortalecimiento de las estrategias convencionales o no convencionales en el marco de la universalización de la Educación Preescolar.
- Extender la atención convencional a la población en edad preescolar con mayor vulnerabilidad socioeconómica en los sectores: rural, indígena, de frontera y popular del área urbana.
- Brindar atención educativa de calidad en jornadas integrales a la población infantil de 0 a 3 y de 3 a 6 años, en las etapas maternal y preescolar, en el marco de la propuesta curricular del nivel de Educación Preescolar.
- Promover la identificación, organización y consolidación de redes sociales, a fin de coordinar los servicios necesarios para ofrecer a los niños y niñas atención integral, especialmente a los de las zonas menos favorecidas socialmente.
- Así mismo y tomando en cuenta la política establecida por el estado y especialmente por el Ministerio de Educación, Cultura y Deportes para el mejoramiento de la atención educativa integral se centra la atención en el conocimiento del proyecto "Simoncito".

Proyecto "Simoncito"

Constituye una de las líneas estratégicas definidas por el Ejecutivo Nacional para el desarrollo de la política de Estado referida a la Atención Integral a la Infancia y a la Adolescencia, para promover el desarrollo integral del niño desde la gestación hasta los 6 años de edad.

Las características esenciales que se destacan en este Proyecto se relacionan con el tipo de atención integral que se ofrecen en estos centros educativos (educación, salud).

Educación Básica

Para el año 2004, se continuará fortaleciendo la Educación Básica en lo referente a la formación integral del educando, mediante el desarrollo de sus capacidades cognitivas (intelectuales, motrices y afectivas), de equilibrio personal y de integración social, garantizando la continuidad de estudios en los siguientes niveles.

Para lograr alcanzar las metas se tiene previsto continuar o emprender el desarrollo de las siguientes acciones:

- Instrumentar mecanismos de supervisión, seguimiento y control al proceso de creación del primer grado en los preescolares, bajo la responsabilidad del mismo docente que los atendía en el primer nivel de educación inicial, para garantizar la articulación pedagógica y la continuidad afectiva en el proceso de formación integral del niño y la niña.
- Desarrollar acciones de coordinación para la capacitación de los docentes responsables de atender el primer grado de preescolares.
- Efectuar seguimiento a la reestructuración progresiva de la Educación Básica (III Etapa), la cual se inicia con la creación del Séptimo Grado Bolivariano en los núcleos rurales, núcleos indígenas, escuelas básicas graduadas indígenas, rurales y urbanas y escuelas bolivarianas del país.
- Supervisar el desarrollo del Plan Nacional de Lectura.
- Ampliar la cobertura del nivel de Educación Básica de la II a la III etapa, en escuelas rurales de difícil acceso.
- Ampliar la cobertura del Programa Alimentario Escolar.

Proyecto Escuelas Bolivarianas

El Proyecto Escuelas Bolivarianas, constituye una política de alta prioridad en materia educativa, por parte del Estado venezolano. Esto presupone una concentración de recursos políticos con una visión de largo plazo, que se ha extendido progresivamente a las escuelas venezolanas. La experimentalidad implica la jornada escolar completa, la flexibilización del currículo, el desarrollo y puesta en práctica de experiencias educativas exitosas y el fortalecimiento institucional necesario para la extensión del Proyecto.

Programa Alimentario Escolar

Es un programa educativo nutricional de carácter estructural cuya trascendencia pedagógica, social, cultural y económica permite fortalecer a la escuela en su responsabilidad de ser propiciadora y transformadora de los cambios que requiere el país. En este sentido la alimentación escolar, más que una acción compensatoria de brindar asistencia alimentaria, se potencializa en su multifuncionalidad, lo cual contribuye a visualizarlo como un factor fundamental de desarrollo.

El programa está dirigido tanto a las Escuelas Bolivarianas como a los planteles de Niveles y Modalidades Educativas, aplicándose además a las Escuelas Granjas, Escuelas Técnicas y Liceos, Preescolares y Escuelas Especiales.

Huertos Escolares

El huerto escolar es un espacio de encuentro muy particular dentro de la comunidad en general y está destinado al cultivo de legumbres, verduras y árboles que dan frutas u otros productos propios de cada región y el mismo no limita sus beneficios al ámbito escolar o familiar solamente, sino que también puede congregar a toda una comunidad en torno a un ambiente preciso y definido para producir alimentos sanos y económicos para todos, como parte esencial de una estrategia de defensa nacional a objeto de impulsar la seguridad alimentaria como política de estado cuyo lema es "aprender a producir nosotros mismos nuestros alimentos y todo aquello que nos haga falta en el país".

Educación Media Diversificada y Profesional

Para el año 2004, se ha considerado el desarrollo de las siguientes acciones:

- Establecer mecanismos de formación permanente a 3.000 docentes en servicio de Educación Media Diversificada y Profesional.
- Desarrollar acciones de coordinación para fortalecer el Programa Nacional de Pasantías, a fin de propiciar la vinculación del estudiante con organizaciones laborales, lo cual favorece su formación como técnico medio calificado.
- Efectuar seguimiento a la dotación de equipos, herramientas y recursos para el aprendizaje a setenta y cinco (75) Escuelas Técnicas Industriales, Comercio y Agropecuarias, en las 24 entidades federales.
- Reactivar la gestión pedagógica y administrativa de 50 planteles mediante el Proyecto Pedagógico Comunitario.

Escuelas Productivas

El proyecto promocionado por el Ministerio de Educación, Cultura y Deportes, con la colaboración de otros organismos gubernamentales y no gubernamentales de la región y el país, se entiende como espacios de formación integral del nuevo republicano, donde se aprende haciendo y se enseña produciendo, en los cuales se fortalece el autofinanciamiento, la autogestión y la participación comunitaria, a través de la educación y el trabajo como procesos fundamentales para alcanzar los fines de la nación.

El proyecto de Escuelas Productivas aspira que cada centro educativo se convierta en una unidad de producción que responda a la elaboración del Proyecto Pedagógico Comunitario mediante el Consejo de Planificación Local. Cada centro educativo debe articular con todos los entes y organismos locales a fin de mantener participación protagónico y corresponsables de todos los involucrados.

Educación Especial

Para el año 2004, se ha previsto el desarrollo de las siguientes acciones:

- Proseguir con la atención integral a la población con sus necesidades educativas especiales en los planteles y servicios de la modalidad de Educación Especial.
- Realizar el seguimiento a la administración de la política de atención educativa integral de la población con necesidades educativas especiales en las veinticuatro entidades federales.
- Desarrollar un programa de capacitación para docentes especialistas y personal directivo, adscritos a la modalidad de Educación Especial.
- Orientar a los padres y representantes de niños, niñas, adolescentes y adultos con necesidades educativas especiales, profesionales y público en general para la atención educativa integral en los planteles y servicios oficiales y privados del país.

Educación de Adultos

Para el año 2004, se ha previsto el desarrollo de las siguientes acciones:

- Continuar con el proceso de reorientación de la Educación Básica de jóvenes y adultos no escolarizados o excluidos del sistema regular, complementando dicho proceso con la formación en un arte u oficio.
- Desarrollar un programa de capacitación y actualización de los docentes en servicio de las diferentes instituciones de la modalidad de Educación de Adultos.

Como complemento de las acciones señaladas anteriormente en los Niveles y Modalidades Educativas, se estima pertinente enfatizar en el conocimiento de algunos de los Programas y Proyectos que sustenta la política educativa del Despacho del Viceministro de Asuntos Educativos.

Proyecto de Modernización y Reactivación de las Escuelas Técnicas

La reactivación de las Escuelas Técnicas, Agropecuarias y Comerciales, es una de las acciones que fundamenta la política educativa para el nivel de Educación Media Diversificada y Profesional. El proyecto está dirigido al fortalecimiento de las escuelas técnicas del país en las áreas de: dotación e incorporación de nuevas tecnologías y equipos, dotación de talleres y laboratorios, capacitación docente, rehabilitación de la infraestructura física y la diversificación de las áreas de formación, de acuerdo con las particularidades de la región de la cual forman parte.

Sistema Nacional de Medición y Evaluación del Aprendizaje

La creación del Sistema Nacional de Medición y Evaluación del Aprendizaje obedece a la necesidad de contar con un sistema que evalúe los resultados del aprendizaje a nivel de las escuelas básicas. En este sentido, proporciona información periódica, valida y confiable sobre los niveles de competencia evidenciados por los alumnos de Educación Básica en el dominio de la Lengua y Matemáticas, al término de cada una de sus etapas, así como sobre los factores asociados al aprendizaje en relación con este dominio y otros indicadores relacionados con la calidad de la educación.

Para continuar el desarrollo del Sistema, para el año 2004, se aspira entre otras las siguientes acciones:

- Recopilar los datos sobre los indicadores: tiempo real de clase; tiempo dedicado a la enseñanza de la Lengua, Matemáticas y frecuencia de evaluaciones formativas, en una muestra de planteles del Distrito Capital y el Estado Miranda.
- Producir informes con los resultados obtenidos en las mediciones de los indicadores: tiempo real de clase; tiempo dedicado a la enseñanza de la Lengua y Matemáticas y frecuencia de evaluaciones formativas, para su presentación ante los actores e instancias pertinentes.

Campaña Bolivariana de Alfabetización

Este proyecto, en ejecución por el Instituto Nacional de Cooperación Educativa (INCE), ofrece a la población joven y adulta oportunidades para ejercer el derecho de acceder al sistema educativo regular para la continuidad de estudios, a través de la aplicación de estrategias de formación acelerada. Asimismo se aspira fortalecer y dar continuidad al desarrollo de este Plan mediante la realización de acciones dirigidas a la capacitación de facilitadores, así como la elaboración de material pedagógico, para su distribución y aplicación a nivel nacional.

Sistema Nacional de Formación Permanente para el Personal en Servicio del MECD

La Formación Permanente se inicia desde la gestación y continúa por el resto de la vida, dirigida a los niños, niñas, adolescentes, jóvenes y adultos. En el marco de esta concepción y en respuesta a la necesidad de desarrollar acciones orientadas hacia el mejoramiento de la calidad educativa, el Ministerio de Educación, Cultura y Deportes ha definido entre sus lineamientos de política la formación del personal que integra el sector educativo; así como la formación permanente de la familia y demás miembros de la comunidad en general. Para darle continuidad al desarrollo del Sistema, se implementarán las siguientes acciones:

- Distribuir el material de apoyo para el desarrollo del Sistema, a nivel nacional.
- Efectuar el seguimiento a la implementación del Sistema Nacional de Formación Permanente, a nivel nacional.

Cooperativas Comunitarias Bolivarianas de Servicios para las Escuelas Bolivarianas

Las cooperativas de servicios surgen como una propuesta de solución a los altísimos desembolsos que realiza el Ministerio de Educación, Cultura y Deportes, por concepto de gastos de alimentación escolar y colaboración que se les aporta a las madres procesadoras de alimentos, a fin de garantizar el desarrollo de las actividades en las Escuelas Bolivarianas.

Fortalecimiento de las Comunidades Educativas

Este proyecto tiene como objetivo fortalecer la organización, capacidad de gerencia y de movilización de los equipos de comunidades de cada entidad federal, mediante la asignación directa a las direcciones de comunidades educativas zonales de medios de transporte, equipos e instrumentos que aseguren su capacidad para el trabajo productivo.

Sistema Nacional de Supervisión

Para el año 2004, se continuará con las acciones orientadas hacia la creación del Sistema Nacional de Supervisión, dado que el mismo constituye una de las funciones básicas de la gestión institucional del Despacho del Viceministro de Asuntos Educativos.

Espacios Educativos Alternativos

Este programa se enfoca hacia estrategias para la atención educativa de los niños, niñas y jóvenes que no han ingresado al sistema educativo formal o no pueden proseguir en el mismo, garantizándoles la prosecución de sus estudios.

Entre las acciones previstas a ejecutarse durante el año 2004, se plantean:

- Realizar talleres de capacitación dirigidos a los facilitadores del programa.
- Realizar visitas de control de gestión en los veinte estados donde funciona el programa.
- Realizar encuentros de coordinadores regionales para presentar resultados de la evaluación, compartir e intercambiar experiencias y diseñar nuevos lineamientos para incrementar y mejorar la atención a los niños excluidos del sistema escolar formal.
- Dotar de materiales y útiles escolares a los niños, niñas y jóvenes atendidos por el programa.

Programa Orientación de la Enseñanza y Uso de la Lengua Materna

El Programa Orientación de la Enseñanza y Uso de la Lengua Materna es concebido con el propósito de atender al profesional de la docencia en servicio en lo relacionado con su formación como lector y productor de textos, en su acción pedagógica y en su actividad directa con los niños y miembros de la comunidad. Para cumplir con este propósito el programa ha sido estructurado en cuatro subcomponentes: a) Club de Lectura, para que los docentes de cada entidad federal considere de manera particular el acceso a materiales de lectura, círculos de estudio, jornadas periódicas de intercambio y actualización, entre otros; b) Investigación, para la ejecución de investigaciones en el campo de la lectura y la escritura y el apoyo a proyectos vinculados con estas áreas; c) Publicaciones, para actualizar las ediciones de las publicaciones periódicas del Ministerio de Educación, Cultura y Deportes, y considerando las necesidades de los usuarios; y d) Medios de Comunicación Social, para diseñar y ejecutar una campaña de difusión permanente que apoye las acciones del Programa.

Para el año 2004, se le dará continuidad al subcomponente Publicaciones, mediante la edición de las revistas Tricolor y Educación.

Renovemos la Escuela Básica Rural, Indígena y de Fronteras

Este proyecto constituye una estrategia metodológica que le proporciona al docente, alumnos y miembros de la comunidad, herramientas útiles para el fortalecimiento de la gestión educativa, propone las transformaciones en el modo de producción y funcionamiento de la organización escolar, para mejorar la calidad del servicio en la aplicación de la cobertura y el fomento de la permanencia del alumno en el sistema.

En esta perspectiva, el proyecto Renovemos la Escuela Rural plantea desafíos técnicos esenciales para las escuelas unitarias y concentradas, tales como:

- Una organización diferente de los cambio escolares
- Maestros apartados para atender la multiplicidad de grados
- Bibliotecas de Aula y Comunitarias
- Una guía de trabajo que lo oriente sobre la metodología de trabajo que favorece el aprendizaje simultáneamente de diferentes grupos activos.
- Mayor vinculación entre las necesidades de aprendizaje y la comunidad
- Organización de círculos de estudio, entre docentes para la discusión de problemas técnicos y pedagógicos entre otros.

Escuelas Asociadas a la UNESCO

El Plan de Escuelas Asociadas a la UNESCO (PEAU) es una red de escuelas cuyo objetivo fundamental es fortalecer el compromiso con los jóvenes, niños y niñas de promover la comprensión y la paz internacional. Asimismo, desde la escuela y con la participación activa de los educandos y de la comunidad, se impulsan temas de interés mundial como prevención integral, conservación y preservación del medio ambiente, participación democrática y la difusión de los derechos humanos.

Dotación de Servicios Bibliotecarios Escolares de Aula

Este programa tiene por objetivo desarrollar proyectos de dotación de materiales bibliográficos y no bibliográficos y equipos para la creación de Centros de Recursos y Bibliotecas en los planteles oficiales que cumplan con los requisitos del Ministerio de Educación, Cultura y Deportes, garantizado a la población el acceso a materiales de óptima calidad que contribuyan a reforzar el proceso de enseñanza aprendizaje.

Centros Bolivarianos de Informática y Telemática

La Fundación Bolivariana de Informática y Telemática (FUNDABIT), tiene la misión de contribuir a la formación integral de los alumnos de planteles oficiales y de los miembros de las comunidades, a través del desarrollo de actividades del área técnica, científica y humanística, utilizando las Tecnologías de la Información y la Comunicación (TIC).

En este sentido, FUNDABIT ha planificado para el año 2004 orientar su gestión a:

- Desarrollar el Portal Educativo Nacional
- Participar en la elaboración de la Propuesta de Ley de Informática Educativa
- Elaborar y ejecutar planes estratégicos de actualización de docentes mediante el uso de Tecnologías de la Información y la Comunicación (TIC).
- Incorporar las Tecnologías de la Información y la Comunicación como apoyo al proceso educativo de las comunidades, mediante la creación de Centros Bolivarianos de Informática y Telemática (CBIT).
- Elaborar y difundir programas radiales educativos y de cultura general como coadyuvantes del proceso de enseñanza - aprendizaje.

B. PROGRAMA CULTURAL

La política cultural está orientada a promover, difundir, planificar, divulgar, estimular y desarrollar las manifestaciones de los sectores, áreas o disciplinas, estrategias, recursos y procesos institucionales orientados a la acción cultural.

Las acciones prioritarias a ejecutar durante el año 2004, son las siguientes:

- Promoción y difusión masiva del conocimiento y la actividad de las artes
- Ampliación de las oportunidades de acceso a las diversas manifestaciones culturales a todos los sectores de la población, como la forma más eficaz de estimular y difundir el patrimonio cultural y la creación artística
- Generación de una mayor participación de los ciudadanos en la vida cultural del país
- Promoción del estudio de las diversas manifestaciones artísticas a través del Sistema Educativo Formal
- Preservación de la infraestructura y espacios culturales que constituyen la memoria histórica del país

C. PROGRAMA DEL DEPORTE

Los objetivos que se cumplirán en el año 2004 son los siguientes:

- Diseñar políticas, directrices y acciones estratégicas a través de programas, proyectos y propuestas que permitan el rediseño curricular de la educación física y la masificación y diversificación del deporte escolar con la finalidad de garantizar el proceso de cambio y optimización de la pirámide deportiva nacional.
- Garantizar que la educación física se realice de forma obligatoria en todos los niveles y modalidades del sistema escolar.
- Favorecer el desarrollo psicomotor, de las habilidades, destrezas naturales, preservar la salud y fomentar los valores sociales e individuales.
- Profundizar en el proceso de masificación de las actividades deportivas, recreativas y para la salud, con la intención de aumentar la participación de la población venezolana en estas y contribuir así, con su formación integral.
- Garantizar todas las condiciones de preparación internacional para ubicar al país en los sitiales del deporte olímpico.
- Desarrollar la infraestructura deportiva en los centros de alto rendimiento y otras instalaciones deportivas.
- Desarrollar actividades deportivas escolares y extraescolares en coordinación con el Instituto Nacional del Deporte (IND), a través de la promoción y organización de competencias y campamentos deportivos escolares en el ámbito regional, estadal y municipal.
- Fortalecer a las Federaciones en su gestión y organización para una actividad deportiva eficiente.
- Continuar brindándole asistencia social a los atletas de alto rendimiento considerando la necesidad de garantizarles el estudio en todos los niveles.

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Servir de apoyo a los programas que conforman la estructura administrativa de la institución	Trámites Administrativo	1	1.363.789.630.035
Gerenciar la política educacional, enmarcada en el plan estratégico	Trámites Administrativo	1	367.172.236.769
Ejecutar, a través de las zonas educativas, el desarrollo de las acciones de coordinación, asesoría e instrumentación de la gestión educativa cultural y deportiva	Alumnos Atendido	6.800.045	3.295.542.763.218
Formular, coordinar y articular el desarrollo de la política cultural nacional enmarcada en el plan estratégico	Trámite Administrativo	1	253.080.002.553
Formular, coordinar y articular las acciones referidas a la política deportiva nacional, estadal y municipal	Trámites Administrativo	1	197.743.208.725

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar organismos de los entes descentralizados sin fines empresariales, adscritos al ministerio de educación, cultura y deportes	Trámite Administrativo	1	323.759.054.640
TOTAL			**5.801.086.895.940**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	1.363.789.630.035
02	Servicios de Apoyo a los Programas Educativos	367.172.236.769
04	Servicio Regional de Educación	3.295.542.763.218
06	Programa Cultural	253.080.002.553
07	Programa del Deporte	197.743.208.725
98	Asignaciones a Organismos del Sector Público	323.759.054.640
	TOTAL	**5.801.086.895.940**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de personal	3.774.889.291.257
	- Recursos Ordinarios	2.689.028.047.469
	- Gestión Fiscal	922.747.285.414
	- Otras Fuentes de Financiamiento	163.113.958.374
402	Materiales y suministros	209.170.616.518
	- Recursos Ordinarios	209.170.616.518
403	Servicios no personales	38.821.123.412
	- Recursos Ordinarios	38.821.123.412
404	Activos reales	15.159.080.181
	- Recursos Ordinarios	15.159.080.181
407	Transferencias	1.763.046.784.572
	- Recursos Ordinarios	1.072.467.932.420
	- Gestión Fiscal	540.008.700.526
	- Programas y Proyectos	81.173.610.000
	- Otras Fuentes de Financiamiento	69.396.541.626
	Total	5.801.086.895.940

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	283.194	1.440.639.815.644
- Directivo	427	3.330.284.304
- Profesional y Técnico	4.096	29.735.401.680
- Personal Administrativo	43.853	319.873.142.920
- Personal Docente	176.252	914.038.272.372
- Obreros	58.566	173.662.714.368
Personal Fijo a Tiempo Parcial	113.659	432.138.920.748
- Personal Docente	113.659	432.138.920.748
Personal Contratado	171	1.328.232.492
- Empleados	51	471.232.332
- Obreros	120	857.000.160
TOTAL	**397.024**	**1.874.106.968.884**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	94.571	230.377.884.120
II	247.105 - 297.105	60	202.438.548
III	297.106 - 347.106	29.641	105.104.512.632
IV	347.107 - 397.107	254	1.113.777.444.
V	397.108 - 447.108	190.952	965.630.319.300
VI	447.109 - 497.109	8	43.985.556
VII	497.110 - 547.110	19.901	120.219.985.428
VIII	547.111 - 597.111	54.925	374.451.936.880
IX	597.112 - 647.112	1.986	14.705.241.624
X	647.113 - 697.113	1120	8.959.093.908
XI	697.114 - 747.114	426	3.680.436.084
XII	747.115 - 797.115	280	2.613.544.248
XIII	797.116 - 847.116	86	851.204.572
XIV	847.117 - 897.117	77	796.041.672
XV	897.118 - 947.118	12	133.152.288
XVI	947.119 - 997.119	4	47.344.992
XVII	997.120 Y MÁS	2921	45.176.069.588
	TOTAL	**397.024**	**1.874.106.968.884**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0002	Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas.	21.500.000.000
A0012	Consejo Nacional de la Cultura (CONAC).	172.177.371.980
A0046	Instituto Nacional de Cooperación Educativa (INCE)	50.949.300.000
A0049	Instituto Nacional de Deportes (IND)	195.757.138.579
A0056	Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME).	60.309.000.000
A0062	Instituto Universitario de Estudios Musicales.	2.071.221.758
A0135	Academia Nacional de Ciencias Económicas.	120.900.544
A0136	Academia Nacional de Ciencias Física, Matemáticas y Naturales	153.390.550
A0137	Academia Nacional de Ciencias Políticas y Sociales.	166.440.464
A0138	Academia Nacional de la Historia.	469.111.621
A0139	Academia Venezolana de la Lengua.	81.856.174
A0140	Academia Nacional de la Medicina.	180.854.549
A0149	Instituto Universitario de Teatro.	2.087.061.496
A0150	Instituto de Patrimonio Cultural.	2.568.223.437
A0151	Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón	2.299.554.775
A0158	Compañía Nacional de Teatro.	491.496.330
A0161	Fundación Orquesta Filarmónica Nacional	2.284.689.378
A0187	Instituto Universitario de Danza	1.064.652.916
A0188	Fundación Museo Jacobo Borges	1.560.115.698
A0189	Fundación Museo de la Estampa y del Diseño "Carlos Cruz Diez"	1.017.264.315
A0301	Fundación Biblioteca Ayacucho.	1.257.000.000
A0323	Fundación de Edificaciones y Dotaciones Educativas (FEDE)	210.080.254.640
A0342	Fundación La Casa de Bello.	472.300.000
A0350	Fundación Museo de Arte Contemporáneo de Caracas Sofía Imber	3.635.430.074
A0371	Fundación Vicente Emilio Sojo	517.403.666
A0372	Fundación Teresa Carreño	7.829.881.448
A0373	Fundación Centro de Estudios Latinoamericano Rómulo Gallegos	1.881.442.861
A0374	Fundación Kuai - Mare del Libro Venezolano	933.463.196
A0375	Fundación Casa del Artista	396.100.000
A0376	Fundación Museo de Bellas Artes	3.499.232.182
A0377	Fundación Museo Alejandro Otero	1.593.398.198
A0378	Fundación de Etnomusicología y Folklore	1.228.108.237
A0379	Fundación Museo de Ciencias	2.667.606.145
A0380	Fundación Museo Armando Reverón	396.129.311
A0381	Fundación Museo Arturo Michelena	977.021.572
A0387	Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	2.420.500.000
A0390	Fundación Cinemateca Nacional.	1.637.480.001
A0392	Fundación Galería de Arte Nacional	3.297.079.145
A0409	Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	442.100.000
A0410	Fundación Bolivariana de Informática y Telemática (FUNDABIT)	2.595.800.000
A0413	Fundación Poliedro de Caracas	1.085.575.712
A0821	Centro Nacional Autónomo de Cinematografía (CNAC)	3.251.700.000
A0829	Centro Nacional del Libro (CNL)	1.523.900.000
A0838	Monte Ávila Editores Latinoamericana.	2.667.998.889
A0911	Academia de la Ingeniería y el Hábitat	102.968.320
A0938	Instituto Nacional de la Juventud	5.867.000.000
A9000	Coejecución de Convenio con Organismos del Sector Público.	42.528.934.718
E5200	Estado Anzoátegui	361.000.000
	Total	**822.456.452.879**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	274.726.110.006
407	01	00	00	Transferencias corrientes internas	274.726.110.006
407	01	01	00	Transferencias corrientes al sector privado	274.726.110.006
407	01	01	10	Subsidios educacionales al sector privado	269.973.110.006
				S0063 - Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000.000
				S1040 - Convenio ME - AVEC.	260.672.200.000
				S1451 - Instituto Venezolano de Capacitación Profesional de la Iglesia.	7.210.000.000
				S1525 - Asociación civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	200.000.000
				S1541 - Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (FUNDALATÍN)	90.700.000
				S1548 - Unidad Educativa Francisco Suárez - El Tocuyo Estado Lara	50.000.000
				S1572 - Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	4.500.000
				S1573 - Unidad Educativa "Simón Rodríguez", Municipio Juan Antonio Sotillo del Estado Anzoátegui	6.455.826
				S1574 - Asociación Civil Unidad Educativa Santa Eulalia, Municipio Simón Bolívar del Estado Anzoátegui	9.009.000
				S1575 - Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	8.190.000
				S1576 - Centro de Capacitación Comercial y Administrativa Elorza, Municipio Rómulo Gallegos del Estado Apure	9.360.000
				S1577 - Unidad Educativa Escuela Básica Privada Simón Rodriguez, Municipio Girardot del Estado Aragua	10.001.862
				S1578 - Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	8.290.176
				S1579 - Unidad Educativa Básica Bortolomé Sálom, Municipio Girardot del Estado Aragua	11.629.800
				S1580 - Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	9.408.297
				S1581 - Unidad Educativa Colegio Libertador, Municipio Santiago Mariño del Estado Aragua	10.446.210
				S1582 - Unidad Educativa Escuela Básica Privada "Paraíso del Niño", Municipio Mario Briceño Iragorry del Estado Aragua	8.976.170
				S1583 - Unidad Educativa Rogelio Foubert, Municipio Sucre del Estado Aragua	10.530.000
				S1584 - Unidad Educativa Almirante Pedro Luis Brión, Municipio Santiago Mariño del Estado Aragua	10.350.000
				S1585 - Asociación Civil Congregación Hermanas Agustinas, Municpio Girardot del Estado Aragua	3.600.000
				S1586 - Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	10.980.000
				S1587 - Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	10.998.000
				S1588 - Colegio Nuestra Señora de Altagracia de Pedraza, Municipio Ciudad Bolivia del Estado Barinas	10.800.000
				S1589 - Hogar Sagrada Familia Hermanas Bethelmitas, Municipio Antonio José de Sucre del Estado Barinas	6.000.000
				S1590 - Asociación Civil Educativa Tomas de Heres, Municipio Cedeño del estado Bolívar	7.815.600
				S1591 - Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	13.104.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1592 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa Elena de Wairen, Municipio la Gran Sabana del Estado Bolívar	2.700.000
				S1593 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa T. de Kanavayen, Municipio Gran Sabana del Estado Bolívar	2.700.000
				S1594 - Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolivar	9.900.000
				S1595 - Unidad Educativa Colegio San Pedro y San Pablo, Municipio el Callao del Estado Bolívar	14.400.000
				S1596 - Unidad Educativa Augusto Brandt, Municipio Puerto Cabello del Estado Carabobo	11.173.500
				S1597 - Unidad Educativa Inmaculado Corazón, Municipio Valencia del Estado Carabobo	13.548.600
				S1598 - Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	11.700.000
				S1599 - Unidad Educativa Colegio Ebenezer, Municipio Valencia del Estado Carabobo	12.600.000
				S1600 - Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	12.870.000
				S1601 - Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	14.407.380
				S1602 - A.C. Unidad Educativa Divino Pastor, Municipio Casacoima del Estado Delta Amacuro	11.864.034
				S1603 - Centro de Capacitación y Mejoramiento Extra Escolar El Rincón de Mi Enseñanza, Municipio Libertador del Distrito Capital	9.450.000
				S1604 - Fundación Educativa Vicroy (FUNDAVICROY), Municipio Libertador del Distrito Capital	7.590.510
				S1605 - Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	8.892.000
				S1606 - Unidad Educativa Evangélica arco de Triunfo, Municipio Libertador del Distrito Capital	7.061.418
				S1607 - Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	15.761.655
				S1608 - Unidad Educativa Privada "Nazareno de San Pablo", Municipio Libertador del Distrito Capital	12.967.515
				S1609 - Instituto Psicopedagógico El Avila C.A.	13.486.455
				S1610 - Unidad Educativa Ecológica Santísima Trinidad, Municipio Libertador del Distrito Capital	10.791.540
				S1611 - Unidad Educativa Privada Miguel Ángel, Municipio Libertador del Distrito Capital	8.350.899
				S1612 - Unidad Educativa Virgen de la Paz, Municipio Libertador del Distrito Capital	11.842.202
				S1613 - Instituto Educacional Santa Eduvigis, Municipio Libertador del Distrito Capital	11.619.698
				S1614 - Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	6.556.095
				S1615 - Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	5.473.728
				S1616 - Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	9.360.000
				S1617 - Unidad Educativa Virgen de Lourdes, Municipio Libertador del Distrito Capital	5.616.000
				S1618 - Unidad Educativa "Adventista Carapita", Municipio	

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				Libertador del Distrito Capital	9.360.000
				S1619 - Asociación Católica de Educadores (ASOCADE), Municipio Libertador del Distrito Capital	4.500.000
				S1620 - Asociación Profomento de la Educación Popular (APRO-FEP), Municipio Libertador del Distrito Capital	4.500.000
				S1621 - Fondo Editorial para el Desarrollo de la Educación Superior (F.E.D.E.S.), Municipio Libertador del Distrito Capital	2.700.000
				S1622 - Fundación Mevorah Florentin, Municipio Libertador del Distrito Capital	5.400.000
				S1623 - Casa Hogar Divino Niño, Municipio Libertador del Distrito Capital	3.600.000
				S1624 - Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	9.000.000
				S1625 - Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	13.500.000
				S1626 - Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capital	9.900.000
				S1627 - Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	9.900.000
				S1628 - Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	9.900.000
				S1629 - Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	3.510.000
				S1630 - Unidad Educativa Integral Fermín Toro, Municipio Libertador del Distrito Capital	9.900.000
				S1631 - Fundación La Nueva Esperanza, Municipio Libertador del Distrito Capital	3.600.000
				S1632 - Unidad Educativa "Florencio O'Leary", Municipio Libertador del Distrito Capital	12.000.000
				S1633 - Escuela Básica José Antonio Ramos Sucre, Municipio Libertador del Distrito Capital	10.800.000
				S1634 - Preescolar José Leonardo Chirinos, Municipio Libertador del Distrito Capital	12.000.000
				S1635 - Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	7.514.802
				S1636 - Instituto "Fray Martín de Porres", Municipio Miranda del Estado Falcón.	13.950.000
				S1637 - Unidad Educativa Colegio Haydee Calles de Medina, Municipio Miranda del Estado Falcón	12.035.915
				S1638 - Unidad Educativa Instituto República, Municipio Miranda del Estado Falcón	12.247.770
				S1639 - Unidad Educativa Instituto Josefa Camejo, Municipio Miranda del Estado Falcón	8.370.000
				S1640 - Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	8.100.000
				S1641 - Unidad Educativa Colegio Sagrada Familia, Municipio Carirubana, Estado Falcón.	14.400.000
				S1642 - Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodríguez", Municipio Francisco de Miranda del Estado Guárico	16.146.000
				S1643 - Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	12.870.000
				S1644 - Unidad Educativa Colegio "DR. ROBERTO	

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				VARGAS", Municipio Ortiz del Estado Guárico	12.870.000
				S1645 - Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	10.879.650
				S1646 - Colegio Libertador, Municipio Torres del Estado Lara	7.754.940
				S1647 - Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	11.700.000
				S1648 - Asociación Educativa Instituto El Buen Pastor, Municipio Iribarren del Estado Lara	10.077.998
				S1649 - Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	11.501.100
				S1650 - Asociación Civil Unidad Educativa Instituto de Estudios Técnicos y Laborales, Municipio Iribarren del Estado Lara	8.515.752
				S1651 - Asociación Larense de Padres y Amigos de Niños Excepcionales (ALPANE), Municipio Iribarren del Estado Lara	9.927.380
				S1652 - Asociación Musical de Sanare "Daniel Ortiz", Municipio Jiménez del Estado Lara	7.488.000
				S1653 - Preescolar La Pastora Dávila, Municipio Iribarren del Estado Lara	6.552.000
				S1654 - Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	5.967.000
				S1655 - Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	3.600.000
				S1656 - Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	8.073.000
				S1657 - Unidad Educativa Colegio San Pablo Apostol, Municipio Iribarren del Estado Lara	10.800.000
				S1658 - Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	10.800.000
				S1659 - Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	11.337.300
				S1660 - Asociación Merideña de Padres y Amigos de Niños Excepcionales (AMEPANE), Municipio Libertador del Estado Mérida	6.552.000
				S1661 - Centro de Desarrollo Humano El Candil, Municipio Zea del Estado Mérida	16.312.500
				S1662 - Asociación Civil Colegio "Dr. RAMON REINOSO NUÑEZ", Municipio Alberto Adriani del Estado Mérdia	7.646.175
				S1663 - Asociación Civil Hogar San José de la Sierra, Municipio Libertador del Estado Mérida	2.700.000
				S1664 - SAPRENDEH (Centro de Desarrollo Humano "EL VELERO", Municipio Zea del Estado Mérida	13.680.000
				S1665 - SAPRENDEH (Centro de Desarrollo Humano "EL ALVA", Municipio Tovar del Estado Mérida	13.320.000
				S1666 - Gran Fraternidad Universal (GFU) Preescolar Serge de la Ferrere, Municipio Andrés Bello del Estado Mérida	3.510.000
				S1667 - Asociación Civil Centro Profesionales Santa Lucia, Municipio Paz Castillo del Estado Miranda	12.852.518
				S1668 - Colegio Padre MANUEL CAÑIZARES, Municipio Independencia del Estado Miranda	6.047.415
				S1669 - Unidad Educativa Colegio de Educación Especial Múltiple - CENEDEM, Municipio Guaicaipuro del Estado Miranda	8.572.500
				S1670 - Unidad Educativa El Gran Rabit I, Municipio Guaicaipuro del Estado Miranda	6.862.500

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1671 - Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Victor Sosa", Municipio Guaicaipuro del Estado Miranda	12.000.000
				S1672 - E.B. Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	11.400.000
				S1673 - Unidad Educativa Colegio C.E.F.I. (Centro Educativo de Formación Infantil), Municipio Plaza del Estado Miranda	6.525.000
				S1674 - Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	7.514.802
				S1675 - Escuela Agropecuaria Simón Bolívar (Fundación Árbol de Margarita), Municipio Díaz del Estado Nueva Esparta	21.996.000
				S1676 - Unidad Educativa José Antonio Páez, Municipio Turén del Estado Portuguesa	13.982.343
				S1677 - Asociación Civil Escuela Agropecuaria "Juan Pablo II", Municipio Araure del Estado Portuguesa	7.020.000
				S1678 - Asociación Venezolana Centro Occidental de los Adventistas del Séptimo Día (Unidad Educativa Colegio Adventista Andrés Bello), Municipio Guanare del Estado Portuguesa	6.201.000
				S1679 - Fundación para el Desarrollo Social San Rafael Arcangel (FUNDES), Municipio Esteler del Estado Portuguesa	18.000.000
				S1680 - Unidad Educativa Santa Rita, Municipio Arismendí del Estado Sucre	9.594.000
				S1681 - Unidad Educativa Privada Fray Bartolomé de las Casas Municipio Bermúdez del Estado Sucre	10.910.250
				S1682 - Unidad Educativa Privada Cecilio Acosta, Municipio Bermúdez del Estado Sucre	9.180.000
				S1683 - Unidad Educativa Privada Dr. José Gregorio Hernández, Municipio Bermúdez del Estado Sucre	12.375.000
				S1684 - Asociación Civil Liceo "DR. JULIO SUAREZ LOZADA", Municipio San Cristóbal del Estado Táchira	11.660.670
				S1685 - Asociación Civil Unidad Educativa "Doctor José Gregorio Hernández", Municipio Samuel Dario del Estado Táchira	10.296.000
				S1686 - Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	9.650.318
				S1687 - Unidad Educativa Juan Pablo Pérez Alfonso, Municipio Bolívar del Estado Táchira	6.715.800
				S1688 - Fundación Taller Escuela, Municipio Independencia del Estado Táchira	12.781.875
				S1689 - Colegio "El Marques", Municipio San Cristóbal del Estado Táchira	10.726.818
				S1690 - Asociación Civil Servicios Educativos "12 de Febrero", Municipio Ayacucho del Estado Táchira	8.993.903
				S1691 - Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	6.850.215
				S1692 - Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio Michelena del Estado Táchira	14.484.600
				S1693 - Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	10.538.541
				S1694 - Colegio Monseñor Acacio Chacón, Municipio Andrés Bello del Estado Táchira	8.775.000
				S1695 - Unidad Educativa Colegio Los Andes, Municipio Junín del Estado Táchira	17.316.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1696 - Asociación Civil de Protección Social - Instituto Coromoto, Municipio San Cristóbal del Estado Táchira	2.700.000
				S1697 - Unidad Educativa Colegio "General Cipriano Castro", Municipio Independencia del Estado Táchira	10.800.000
				S1698 - Colegio Blanca Graciela Arias de Caballero, Municipio Junín del Estado Táchira	9.535.500
				S1699 - Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	6.390.000
				S1700 - Unidad Educativa Colegio "Monseñor Camargo" (Diurno), Municipio Boconó del Estado Trujillo	9.127.350
				S1701 - Colegio Mariscal Antonio José de Sucre, Municipio Sucre del estado Trujillo	10.270.821
				S1702 - Instituto de Previsión del Niño, Municipio Trujillo del Estado Trujillo	5.850.000
				S1703 - Unidad Educativa Tomas Alba Edison, Estado Vargas	9.683.108
				S1704 - Unidad Educativa Privada Andrés Bello, Estado Vargas	7.514.802
				S1705 - Instituto Privado Héctor Alcalá Poza, Municipio San Felipe del Estado Yaracuy	10.728.473
				S1706 - Unidad Educativa Instituto BR. FEDERICO QUIROS R., Municipio San Felipe del Estado Yaracuy	13.112.460
				S1707 - Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	18.000.000
				S1708 - Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	8.035.718
				S1709 - Fundación Unidad Educativa El Gran Procer, Municipio Maracaibo del Estado Zulia	14.742.315
				S1710 - Unidad Educativa Juan Wesley, Municipio San Francisco del Estado Zulia	6.084.000
				S1711 - Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	5.512.500
				S1712 - Colegio Luz y Verdad, Municipio Maracaibo del Estado Zulia	9.334.167
				S1713 - Unidad Educativa María Raggio, Municipio Maracaibo del Estado Zulia	9.828.000
				S1714 - Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	9.060.975
				S1715 - Liceo General Rafael Urdaneta, Municipio la Cañada de Urdaneta del Estado Zulia	11.309.361
				S1716 - Escuela Básica Nuestra Señora de la Paz, Municipio Maracaibo del Estado Zulia	6.550.425
				S1717 - Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	7.349.805
				S1718 - Unidad Educativa Betania (U.E.B), Municipio Maracaibo del Estado Zulia	7.956.000
				S1719 - Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	12.350.427
				S1720 - Fundación Unidad Educativa Sacerdote Jesuita Pedro Pablo Barnola Municipio San Francisco del Estado Zulia	8.665.559
				S1721 - Asociación Civil Sin Fines de Lucro Centro Educativo de Artes y Oficios Maria Auxiliadora, Municipio Mara del Estado Zulia	5.850.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1722 - Unidad Educativa Mi Ángel de la Guarda, Municipio Cabimas del Estado Zulia	11.700.000
				S1723 - Fundación Peter Alexander, Municipio Maracaibo del Estado Zulia	8.190.000
				S1724 - Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	8.913.375
				S1725 - Unidad Educativa León Jerome Hoet, Municipio Enrique Lozada del Estado Zulia	10.800.000
				S1726 - Unidad Educativa Rosa de Saron, Municipio Maracaibo del Estado Zulia	10.800.000
				S1727 - Unidad Educativa Peniel, Municipio San Francisco del Estado Zulia	10.644.345
				S1728 - Fundación Fray Junipero de Escalada, Municipio San Francisco del Estado Zulia	15.600.000
				S1729 - Unidad Educativa Rafael Yepez Trujillo, Municipio San Francisco del Estado Zulia	12.000.000
				S1730 - Unidad Educativa José María España, Municipio Maracaibo del Estado Zulia	12.000.000
				S1731 - Unidad Educativa Tulio Febres Cordero, Municipio Maracaibo del Estado Zulia	9.000.000
407	01	01	12	Subsidios culturales al sector privado	4.073.000.000
				S0148 - Banco del Libro.	370.000.000
				S0587 - Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUNDECI)	436.000.000
				S0635 - Fundación Museo de los Niños.	650.000.000
				S0942 - Sociedad Orquesta Sinfónica de Venezuela.	2.060.000.000
				S1523 - FUNDACIÓN PALACIO DE LAS ACADEMIAS	57.000.000
				S1549 - Fundación Bartolomé Ferrer - Nueva Esparta	20.000.000
				S1550 - Fundación 8 de Agosto de 1817 - Nueva Esparta	50.000.000
				S1551 - Asociación Barroso	20.000.000
				S1571 - Fundación Luis Beltrán Prieto Figueroa	300.000.000
				S1756 - Fundación Cantos Tradicionales José Elías Villarroel	20.000.000
				S1757 - Asociación Civil José Celedonio Tubores	30.000.000
				S1758 - Fundación Cultural Alí Primera (FUNDALIP)	20.000.000
				S1759 - Asociación Civil Culto Aborigen a María Lionza	20.000.000
				S1760 - Asociación Palmeros Asuntinos (APA)	20.000.000
407	01	01	13	Subsidios a instituciones benéficas privadas	650.000.000
				S0133 - Asociación Venezolana de Padres y Amigos de Niños Excepcionales (AVEPANE).	500.000.000
				S0236 - Centro Multidisciplinario Orientación Sin Drogas (CEMODRO).	20.000.000
				S1755 - Fundación Vida Mejor (FUNVIME)	30.000.000
				S1762 - Fundación Niños Discapacitados (FUNDISNE)	50.000.000
				S1763 - Fundación República Insular	30.000.000
				S1764 - Fundación Obra de Vida	20.000.000
407	01	01	17	Subsidios a entidades deportivas y recreativas de carácter privado	30.000.000
				S1761 - FUNDA DEPORTES, Municipio Anzoátegui, Estado Cojedes	30.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	1.271.727.505
407	03	00	00	Transferencias al exterior	1.271.727.505
407	03	01	00	Transferencias al exterior para financiar gastos corrientes	1.271.727.505
407	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	1.271.727.505
				I0018 - *Centro Latinoamericano de la Física (CLAF).*	16.353.278
				I0038 - Federación Panamericana de Facultades de Escuela de Medicina (FEPAFEM).	1.168.281
				I0043 - Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.).	19.200.000
				I0063 - Instituto Panamericano de Geografía e Historia (I.P.G.H.).	525.856
				I0076 - Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	192.000.000
				I0080 - Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	192.000.000
				I0111 - Cooperación Técnica con el Area del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816.000
				I0155 - Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	540.064.090
				I0205 - Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	48.000.000
				I0210 - Instituto Internacional para La Educación Superior En America Latina y el Caribe - Unesco - Iesal	192.000.000
				I0228 - Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	57.600.000

PROGRAMA: 01 - Actividades Centrales

UNIDAD EJECUTORA: Dirección del Despacho

Este programa centraliza los gastos operativos de la Dirección Superior del Ministerio y de las transferencias a otorgar las Academias Nacionales y Convenios Internacionales. Igualmente sirve de apoyo al resto de apoyo al resto de los Programas que conforman la estructura administrativa de la institución.

Las instituciones adscritas son las siguientes:

- Academia Nacional de la Historia
- Academia Venezolana de la Lengua
- Academia Nacional de la Medicina
- Academia Nacional de Ciencias Económica
- Academia Nacional de Ciencias Políticas y Sociales
- Academia Ciencias Físicas, Matemáticas y Naturales
- Academia de la Ingeniería y el Hábitat
- Fundación Bolivariana de Informática y Telemática (FUNDABIT)
- Fundación de Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)
- Instituto Nacional de la Juventud

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Servir de apoyo a los programas que conforman la estructura administrativa de la institución	Trámite Administrativo	1	1.363.789.630.035
TOTAL			1.363.789.630.035

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de personal	668.681.138.843
	- Recursos Ordinarios	520.015.956.195
	- Gestión Fiscal	148.665.182.648
402	Materiales y suministros	5.544.196.923
	- Recursos Ordinarios	5.544.196.923
403	Servicios no personales	25.277.059.844
	- Recursos Ordinarios	25.277.059.844
404	Activos reales	4.485.890.516
	- Recursos Ordinarios	4.485.890.516
407	Transferencias	659.801.343.909
	- Recursos Ordinarios	400.565.471.390
	- Gestión Fiscal	258.716.670.986
	- Otras Fuentes de Financiamiento	519.201.533
	TOTAL	1.363.789.630.035

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	2.313	12.466.677.900
- Directivo	97	799.231.080
- Profesional y Técnico	926	7.156.068.708
- Personal Administrativo	647	2.538.192.396
- Personal Docente	13	105.079.476
- Obreros	630	1.868.106.240
Personal Fijo a Tiempo Parcial	7	11.767.812
- Personal Docente	7	11.767.812
Personal Contratado	171	1.328.232.492
- Empleados	51	471.232.332
- Obreros	120	857.000.160
TOTAL	**2.491**	**13.806.678.204**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	643	1.897.665.540
II	247.105 - 297.105		
III	297.106 - 347.106	470	1.763.189.796
IV	347.107 - 397.107	152	664.207.116
V	397.108 - 447.108	21	102.728.808
VI	447.109 - 497.109		
VII	497.110 - 547.110	206	1.289.234.520
VIII	547.111 - 597.111	348	2.436.091.044
IX	597.112 - 647.112	193	1.454.230.944
X	647.113 - 697.113	19	153.213.264
XI	697.114 - 747.114	195	1.685.841.876
XII	747.115 - 797.115	149	1.392.014.556
XIII	797.116 - 847.116	45	444.685.080
XIV	847.117 - 897.117	43	445.660.380
XV	897.118 - 947.118	6	65.838.768
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	1	12.076.512
	TOTAL	2.491	13.806.678.204

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	10.180.422.222
407	01	00	00	Transferencias corrientes internas	10.180.422.222
407	01	02	00	Transferencias corrientes al sector público	10.180.422.222
407	01	02	02	Transferencias corrientes a los entes descentralizados	3.037.900.000
				A0409 - Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	442.100.000
				- Recursos Ordinarios	309.470.000
				- Gestión Fiscal	110.082.900
				- Otras Fuentes de Financiamiento	22.547.100
				A0410 - Fundación Bolivariana de Informática y Telemática (FUNDABIT)	2.595.800.000
				- Recursos Ordinarios	1.817.060.000
				- Gestión Fiscal	646.354.200
				- Otras Fuentes de Financiamiento	132.385.800
407	01	02	99	Transferencias corrientes a otros organismos del sector público	7.142.522.222
				A0135 - Academia Nacional de Ciencias Económicas.	120.900.544
				- Recursos Ordinarios	84.630.381
				- Gestión Fiscal	30.104.235
				- Otras Fuentes de Financiamiento	6.165.928
				A0136 - Academia Nacional de Ciencias Física, Matemáticas y Naturales	153.390.550
				- Recursos Ordinarios	107.373.385
				- Gestión Fiscal	38.194.247
				- Otras Fuentes de Financiamiento	7.822.918
				A0137 - Academia Nacional de Ciencias Políticas y Sociales.	166.440.464
				- Recursos Ordinarios	116.508.325

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Gestión Fiscal	41.443.675
				- Otras Fuentes de Financiamiento	8.488.464
				A0138 - Academia Nacional de la Historia.	469.111.621
				- Recursos Ordinarios	328.378.135
				- Gestión Fiscal	116.808.794
				- Otras Fuentes de Financiamiento	23.924.692
				A0139 - Academia Venezolana de la Lengua.	81.856.174
				- Recursos Ordinarios	57.299.322
				- Gestión Fiscal	20.382.187
				- Otras Fuentes de Financiamiento	4.174.665
				A0140 - Academia Nacional de la Medicina.	180.854.549
				- Recursos Ordinarios	126.598.185
				- Gestión Fiscal	45.032.782
				- Otras Fuentes de Financiamiento	9.223.582
				A0911 - Academia de la Ingeniería y el Hábitat	102.968.320
				- Recursos Ordinarios	72.077.824
				- Gestión Fiscal	25.639.112
				- Otras Fuentes de Financiamiento	5.251.384
				A0938 - Instituto Nacional de la Juventud	5.867.000.000
				- Recursos Ordinarios	4.106.900.000
				- Gestión Fiscal	1.460.883.000
				- Otras Fuentes de Financiamiento	299.217.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	1.271.727.505
407	03	00	00	Transferencias al exterior	1.271.727.505
407	03	01	00	Transferencias al exterior para financiar gastos corrientes	1.271.727.505
407	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	1.271.727.505
				I0018 - Centro Latinoamericano de la Física (CLAF).	16.353.278
				- Recursos Ordinarios	16.353.278
				I0038 - Federación Panamericana de Facultades de Escuela de Medicina (FEPAFEM).	1.168.281
				- Recursos Ordinarios	1.168.281
				I0043 - Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.).	19.200.000
				- Recursos Ordinarios	19.200.000
				I0063 - Instituto Panamericano de Geografía e Historia (I.P.G.H.).	525.856
				- Recursos Ordinarios	525.856
				I0076 - Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	192.000.000
				- Recursos Ordinarios	192.000.000
				I0080 - Organización de las Naciones Unidas para la	192.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				Educación, la Ciencia y la Cultura (UNESCO).	
				- Recursos Ordinarios	192.000.000
				I0111 - Cooperación Técnica con el Area del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816.000
				- Recursos Ordinarios	12.816.000
				I0155 - Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	540.064.090
				- Recursos Ordinarios	540.064.090
				I0205 - Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	48.000.000
				- Recursos Ordinarios	48.000.000
				I0210 - INSTITUTO INTERNACIONAL PARA LA EDUCACIÓN SUPERIOR EN AMERICA LATINA Y EL CARIBE - UNESCO - IESAL	192.000.000
				- Recursos Ordinarios	192.000.000
				I0228 - Laboratorio Latinoamericano de Evaluación de Calidaa de la Educación	57.600.000
				- Recursos Ordinarios	57.600.000

PROGRAMA: 02 - Servicios de Apoyo a los Programas Educativos

UNIDAD EJECUTORA: Despacho del Viceministro de Asuntos Educativos

El Programa es responsable, a través del Despacho del Viceministro de Asuntos Educativos, de la formulación, coordinación, instrumentación y supervisión de la política educativa nacional, articulada con los sectores culturales y deportivos, en concordancia con las líneas generales del Plan de Desarrollo Económico y Social 2001 – 2007, las cuales establecen un Modelo de Equilibrios que en lo económico, promueve la diversificación del sector productivo, buscando alcanzar un crecimiento sostenido y diferenciado, fortaleciendo la economía (solidaria) y propiciando el desarrollo local sustentable y sostenible. La transformación de instituciones educativas en unidades de producción es una de las contribuciones que a este respecto ha venido impulsando el sector educativo.

El enfoque social de este Modelo de Equilibrios, hace énfasis en el logro de la justicia social y la equidad, a través de una incorporación progresiva (inclusión). En materia educativa, ello supone garantizar a la población escolar una educación integral y de calidad para todos fundamentada en la concepción de desarrollo endógeno, con la finalidad de desarrollar el potencial creativo de cada individuo y el pleno ejercicio de su personalidad, para una participación activa, consciente y solidaria en los procesos de transformación social. Desde esta perspectiva la educación asume el reto de convertirse en el instrumento fundamental para alcanzar el desarrollo integral del país, sustentado en un modelo de sociedad en donde los principios que pauta la Constitución Nacional (Cooperación, solidaridad, concurrencia y corresponsabilidad) adquieran mayor preeminencia. En consecuencia, la nueva escuela es:

- Espacio del quehacer comunitario.
- Espacio para la formación integral.
- Espacio para la producción.
- Espacio para la creación.
- Espacio de salud y vida.
- Espacio para las innovaciones pedagógicas.
- Espacio para la comunicación alternativa.
- Espacio para la creatividad.
- Espacio para las Tecnologías de Información y Comunicación TIC
- Espacio para los Consejos Comunitarios.
- Espacio para la paz

Para la concreción de estas aspiraciones se impone la continuación del proceso de transformación educativa iniciado en el año 2000, lo cual implica la implementación de estrategias de ejecución que respondan a la Directriz Estratégica establecida para el sector educativo: "Garantizar el acceso y permanencia a una Educación integral, gratuita y de calidad para todos". En este sentido, se ha previsto para el año 2004, la realización de diferentes acciones, las cuales se enmarcan en los siguientes objetivos:

Incrementar la cobertura y la calidad de la educación

La educación es un derecho humano y un servicio público, razones por las cuales es necesario desarrollar acciones orientadas a la ampliación de la oferta educativa en concordancia con las demandas de la población escolar, en igualdad de condiciones y oportunidades que permitan asegurar el acceso al sistema educativo, como una manera de minimizar los riesgos de la deserción y de la exclusión escolar; como complemento, la instrumentación de programas de carácter socio – educativo, resultan de gran significación, a los fines de garantizar la prosecución escolar.

Para el año 2004 se contempla la ejecución de los programas y/o proyectos que a continuación se destacan:

- **Proyecto Nacional de las Escuelas Bolivarianas.**

Este proyecto tiene como objetivo brindar una educación integral a niños, niñas y adolescentes de práctica pedagógica abierta, reflexiva y constructiva. Para el logro de tales fines se tiene previsto las siguientes acciones:

- Supervisión, seguimiento y control a las escuelas Bolivarianas
- Prevención del VIH-SIDA

Crear Cooperativas Comunitarias Bolivarianas de servicios para el procesamiento de alimentos, elaboración de uniformes, distribución y comercialización de los productos agroalimentarios.

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Gerenciar la política educacional, enmarcada en el plan estratégico	Trámites Administrativo	1	367.172.236.769
TOTAL			367.172.236.769

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de personal	31.222.861.862
	- Recursos Ordinarios	5.309.138.552
	- Gestión Fiscal	25.913.723.310
402	Materiales y suministros	3.222.372.427
	- Recursos Ordinarios	3.222.372.427
403	Servicios no personales	1.428.657.756
	- Recursos Ordinarios	1.428.657.756
407	Transferencias	331.298.344.724
	- Recursos Ordinarios	234.016.144.724
	- Gestión Fiscal	80.744.226.000
	- Otras Fuentes de Financiamiento	16.537.974.000
	TOTAL	**367.172.236.769**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	12.544	21.177.512.916
- Directivo	26	234.004.476
- Profesional y Técnico	181	1.413.918.660
- Personal Administrativo	178	720.808.512
- Personal Docente	12.064	18.527.082.708
- Obreros	95	281.698.560
Personal Fijo a Tiempo Parcial	33	63.231.024
- Personal Docente	33	63.231.024
TOTAL	**12.577**	**21.240.743.940**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	12.128	18.363.073.584
II	247.105 - 297.105		
III	297.106 - 347.106	95	360.710.616
IV	347.107 - 397.107	101	444.978.048
V	397.108 - 447.108	3	14.661.612
VI	447.109 - 497.109		
VII	497.110 - 547.110	29	181.494.180
VIII	547.111 - 597.111	46	317.438.316
IX	597.112 - 647.112	37	278.867.076
X	647.113 - 697.113		
XI	697.114 - 747.114	58	497.674.392
XII	747.115 - 797.115	32	300.684.396
XIII	797.116 - 847.116	38	376.798.464

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
XIV	847.117 - 897.117	9	93.176.568
XV	897.118 - 947.118	1	11.186.688
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**12.577**	**21.240.743.940**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	*Transferencias*	42.528.934.718
407	01	00	00	Transferencias corrientes internas	42.528.934.718
407	01	02	00	Transferencias corrientes al sector público	42.528.934.718
407	01	02	99	Transferencias corrientes a otros organismos del sector público	42.528.934.718
				A9000 - Coejecución de Convenio con Organismos del Sector Público.	42.528.934.718
				- Recursos Ordinarios	31.133.494.718
				- Gestión Fiscal	9.458.215.200
				- Otras Fuentes de Financiamiento	1.937.224.800

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	272.526.110.006
407	01	00	00	Transferencias corrientes internas	272.526.110.006
407	01	01	00	Transferencias corrientes al sector privado	272.526.110.006
407	01	01	10	Subsidios educacionales al sector privado	269.973.110.006
				S0063 - Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000.000
				- Recursos Ordinarios	140.000.000
				- Gestión Fiscal	49.800.000
				- Otras Fuentes de Financiamiento	10.200.000
				S1040 - Convenio ME - AVEC.	260.672.200.000
				- Recursos Ordinarios	182.470.540.000
				- Gestión Fiscal	64.907.377.800
				- Otras Fuentes de Financiamiento	13.294.282.200
				S1451 - Instituto Venezolano de Capacitación Profesional de la Iglesia.	7.210.000.000
				- Recursos Ordinarios	5.047.000.000
				- Gestión Fiscal	1.795.290.000
				- Otras Fuentes de Financiamiento	367.710.000
				S1525 - Asociación Civil del Ministerio de Educación, Cultura Y Deportes (Asocimecd)	200.000.000
				- Recursos Ordinarios	140.000.000
				- Gestión Fiscal	49.800.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Otras Fuentes de Financiamiento	10.200.000
				S1541 - Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	90.700.000
				- Recursos Ordinarios	63.490.000
				- Gestión Fiscal	22.584.300
				- Otras Fuentes de Financiamiento	4.625.700
				S1548 - Unidad Educativa Francisco Suárez - El Tocuyo Estado Lara	50.000.000
				- Recursos Ordinarios	35.000.000
				- Gestión Fiscal	12.450.000
				- Otras Fuentes de Financiamiento	2.550.000
				S1572 - Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	4.500.000
				- Recursos Ordinarios	4.500.000
				S1573 - Unidad Educativa "Simón Rodríguez", Municipio Juan Antonio Sotillo del Estado Anzoátegui	6.455.826
				- Recursos Ordinarios	6.455.826
				S1574 - Asociación Civil Unidad Educativa Santa Eulalia, Municipio Bolívar del Estado Anzoátegui	9.009.000
				- Recursos Ordinarios	9.009.000
				S1575 - Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	8.190.000
				- Recursos Ordinarios	8.190.000
				S1576 - Centro de Capacitación Comercial y Administrativa Elorza, Municipio Rómulo Gallegos del Estado Apure	9.360.000
				- Recursos Ordinarios	9.360.000
				S1577 - Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	10.001.862
				- Recursos Ordinarios	10.001.862
				S1578 - Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	8.290.176
				- Recursos Ordinarios	8.290.176
				S1579 - Unidad Educativa Básica Bortolomé Salom, Municipio Girardot del Estado Aragua	11.629.800
				- Recursos Ordinarios	11.629.800
				S1580 - Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	9.408.297
				- Recursos Ordinarios	9.408.297
				S1581 - Unidad Educativa Colegio Libertador, Municipio Santiago Mariño del Estado Aragua	10.446.210
				- Recursos Ordinarios	10.446.210
				S1582 - Unidad Educativa Escuela Básica Privada "Paraíso del Niño", Municipio Mario Briceño Iragorry del Estado Aragua	8.976.170
				- Recursos Ordinarios	8.976.170
				S1583 - Unidad Educativa Rogelio Foubert, Municipio Sucre del Estado Aragua	10.530.000
				- Recursos Ordinarios	10.530.000
				S1584 - Unidad Educativa Almirante Pedro Luis Brión, Municipio Santiago Mariño del Estado Aragua	10.350.000
				- Recursos Ordinarios	10.350.000
				S1585 - Asociación Civil Congregación Hermanas Agustinas, Municipio Girardot del Estado Aragua	3.600.000
				- Recursos Ordinarios	3.600.000
				S1586 - Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	10.980.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Recursos Ordinarios	10.980.000
				S1587 - Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	10.998.000
				- Recursos Ordinarios	10.998.000
				S1588 - Colegio Nuestra Señora de Altagracia de Pedraza, Municipio Ciudad Bolivia del Estado Barinas	10.800.000
				- Recursos Ordinarios	10.800.000
				S1589 - Hogar Sagrada Familia Hermanas Bethelmitas, Municipio Antonio José de Sucre del Estado Barinas	6.000.000
				- Recursos Ordinarios	6.000.000
				S1590 - Asociación Civil Educativa Tomas de Heres, Municipio Cedeño del estado Bolívar	7.815.600
				- Recursos Ordinarios	7.815.600
				S1591 - Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	13.104.000
				- Recursos Ordinarios	13.104.000
				S1592 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa Elena de Wairen, Municipio la Gran Sabana del Estado Bolívar	2.700.000
				- Recursos Ordinarios	2.700.000
				S1593 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa T. de Kanavayen, Municipio Gran Sabana del Estado Bolívar	2.700.000
				- Recursos Ordinarios	2.700.000
				S1594 - Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolívar	9.900.000
				- Recursos Ordinarios	9.900.000
				S1595 - Unidad Educativa Colegio San Pedro y San Pablo, Municipio el Callao del Estado Bolívar	14.400.000
				- Recursos Ordinarios	14.400.000
				S1596 - Unidad Educativa Augusto Brandt, Municipio Puerto Cabello del Estado Carabobo	11.173.500
				- Recursos Ordinarios	11.173.500
				S1597 - Unidad Educativa Inmaculado Corazón, Municipio Valencia del Estado Carabobo	13.548.600
				- Recursos Ordinarios	13.548.600
				S1598 - Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	11.700.000
				- Recursos Ordinarios	11.700.000
				S1599 - Unidad Educativa Colegio Ebenezer, Municipio Valencia del Estado Carabobo	12.600.000
				- Recursos Ordinarios	12.600.000
				S1600 - Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	12.870.000
				- Recursos Ordinarios	12.870.000
				S1601 - Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	14.407.380
				- Recursos Ordinarios	14.407.380
				S1602 - A.C. Unidad Educativa Divino Pastor, Municipio Casacoima del Estado Delta Amacuro	11.864.034
				- Recursos Ordinarios	11.864.034
				S1603 - Centro de Capacitación y Mejoramiento Extra Escolar El Rincón de Mi Enseñanza, Municipio Libertador del Distrito Capital	9.450.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Recursos Ordinarios	9.450.000
				S1604 - Fundación Educativa Vicroy (FUNDAVICROY), Municipio Libertador del Distrito Capital	7.590.510
				- Recursos Ordinarios	7.590.510
				S1605 - Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	8.892.000
				- Recursos Ordinarios	8.892.000
				S1606 - Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Distrito Capital	7.061.418
				- Recursos Ordinarios	7.061.418
				S1607 - Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	15.761.655
				- Recursos Ordinarios	15.761.655
				S1608 - Unidad Educativa Privada "Nazareno de San Pablo", Municipio Libertador del Distrito Capital	12.967.515
				- Recursos Ordinarios	12.967.515
				S1609 - Instituto Psicopedagógico El Avila A.C.	13.486.455
				- Recursos Ordinarios	13.486.455
				S1610 - Unidad Educativa Ecológica Santísima Trinidad, Municipio Libertador del Distrito Capital	10.791.540
				- Recursos Ordinarios	10.791.540
				S1611 - Unidad Educativa Privada Miguel Ángel, Municipio Libertador del Distrito Capital	8.350.899
				- Recursos Ordinarios	8.350.899
				S1612 - Unidad Educativa Virgen de la Paz, Municipio Libertador del Distrito Capital	11.842.202
				- Recursos Ordinarios	11.842.202
				S1613 - Instituto Educacional Santa Eduvigis, Municipio Libertador del Distrito Capital	11.619.698
				- Recursos Ordinarios	11.619.698
				S1614 - Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	6.556.095
				- Recursos Ordinarios	6.556.095
				S1615 - Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	5.473.728
				- Recursos Ordinarios	5.473.728
				S1616 - Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	9.360.000
				- Recursos Ordinarios	9.360.000
				S1617 - Unidad Educativa Virgen de Lourdes, Municipio Libertador del Distrito Capital	5.616.000
				- Recursos Ordinarios	5.616.000
				S1618 - Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	9.360.000
				- Recursos Ordinarios	9.360.000
				S1619 - Asociación Católica de Educadores (ASOCADE), Municipio Libertador del Distrito Capital	4.500.000
				- Recursos Ordinarios	4.500.000
				S1620 - Asociación Profomento de la Educación Popular (APRO-FEP), Municipio Libertador del Distrito Capital	4.500.000
				- Recursos Ordinarios	4.500.000
				S1621 - Fondo Editorial para el Desarrollo de la Educación Superior (F.E.D.E.S.), Municipio Libertador del Distrito Capital	2.700.000
				- Recursos Ordinarios	2.700.000
				S1622 - Fundación Mevorah Florentin, Municipio Libertador	

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				del Distrito Capital	5.400.000
				- Recursos Ordinarios	5.400.000
				S1623 - Casa Hogar Divino Niño, Municipio Libertador del Distrito Capital	3.600.000
				- Recursos Ordinarios	3.600.000
				S1624 - Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	9.000.000
				- Recursos Ordinarios	9.000.000
				S1625 - Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	13.500.000
				- Recursos Ordinarios	13.500.000
				S1626 - Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capital	9.900.000
				- Recursos Ordinarios	9.900.000
				S1627 - Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	9.900.000
				- Recursos Ordinarios	9.900.000
				S1628 - Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	9.900.000
				- Recursos Ordinarios	9.900.000
				S1629 - Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	3.510.000
				- Recursos Ordinarios	3.510.000
				S1630 - Unidad Educativa Integral Fermín Toro, Municipio Libertador del Distrito Capital	9.900.000
				- Recursos Ordinarios	9.900.000
				S1631 - Fundación La Nueva Esperanza, Municipio Libertador del Distrito Capital	3.600.000
				- Recursos Ordinarios	3.600.000
				S1632 - Unidad Educativa "Florencio O´Leary", Municipio Libertador del Distrito Capital	12.000.000
				- Recursos Ordinarios	12.000.000
				S1633 - Escuela Básica José Antonio Ramos Sucre, Municipio Libertador del Distrito Capital	10.800.000
				- Recursos Ordinarios	10.800.000
				S1634 - Preescolar José Leonardo Chirinos, Municipio Libertador del Distrito Capital	12.000.000
				- Recursos Ordinarios	12.000.000
				S1635 - Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	7.514.802
				- Recursos Ordinarios	7.514.802
				S1636 - Instituto "Fray Martin de Porres", Municipio Miranda del Estado Falcón	13.950.000
				- Recursos Ordinarios	13.950.000
				S1637 - Unidad Educativa Colegio Haydee Calles de Medina, Municipio Miranda del Estado Falcón	12.035.915
				- Recursos Ordinarios	12.035.915
				S1638 - Unidad Educativa Instituto República, Municipio Miranda del Estado Falcón	12.247.770
				- Recursos Ordinarios	12.247.770
				S1639 - Unidad Educativa Instituto Josefa Camejo, Municipio Miranda del Estado Falcón	8.370.000
				- Recursos Ordinarios	8.370.000
				S1640 - Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	8.100.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Recursos Ordinarios	8.100.000
				S1641 - Unidad Educativa Colegio Sagrada Familia, Municipio Carirubana del Estado Falcón	14.400.000
				- Recursos Ordinarios	14.400.000
				S1642 - Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodriguez", Municipio Francisco de Miranda del Estado Guárico	16.146.000
				- Recursos Ordinarios	16.146.000
				S1643 - Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	12.870.000
				- Recursos Ordinarios	12.870.000
				S1644 - Unidad Educativa Colegio "Dr. Roberto Vargas", Municipio Ortiz del Estado Guárico	12.870.000
				- Recursos Ordinarios	12.870.000
				S1645 - Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	10.879.650
				- Recursos Ordinarios	10.879.650
				S1646 - Colegio Libertador, Municipio Torres del Estado Lara	7.754.940
				- Recursos Ordinarios	7.754.940
				S1647 - Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	11.700.000
				- Recursos Ordinarios	11.700.000
				S1648 - Asociación Educativa Instituto El Buen Pastor, Municipio Iribarren del Estado Lara	10.077.998
				- Recursos Ordinarios	10.077.998
				S1649 - Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	11.501.100
				- Recursos Ordinarios	11.501.100
				S1650 - Asociación Civil Unidad Educativa Instituto de Estudios Técnicos y Laborales, Municipio Iribarren del Estado Lara	8.515.752
				- Recursos Ordinarios	8.515.752
				S1651 - Asocación Larense de Padres y Amigos de Niños Excepcionales (ALPANE), Municipio Iribarren del Estado Lara	9.927.380
				- Recursos Ordinarios	9.927.380
				S1652 - Asociación Musical de Sanare "Daniel Ortiz", Municipio Jimenez del Estado Lara	7.488.000
				- Recursos Ordinarios	7.488.000
				S1653 - Preescolar La Pastora Davila, Municipio Iribarren del Estado Lara	6.552.000
				- Recursos Ordinarios	6.552.000
				S1654 - Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	5.967.000
				- Recursos Ordinarios	5.967.000
				S1655 - Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	3.600.000
				- Recursos Ordinarios	3.600.000
				S1656 - Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	8.073.000
				- Recursos Ordinarios	8.073.000
				S1657 - Unidad Educativa Colegio San Pablo Apostol, Municipio Iribarren del Estado Lara	10.800.000
				- Recursos Ordinarios	10.800.000
				S1658 - Unidad Educativa Colegio Coronel Ramón Garcia de Sena, Municipio Iribarren del Estado Lara	10.800.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Recursos Ordinarios	10.800.000
				S1659 - Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	11.337.300
				- Recursos Ordinarios	11.337.300
				S1660 - Asociación Merideña de Padres y Amigos de Niños Excepcionales (AMEPANE), Municipio Libertador del Estado Mérida	6.552.000
				- Recursos Ordinarios	6.552.000
				S1661 - Centro de Desarrollo Humano El Candil, Municipio Zea del Estado Mérida	16.312.500
				- Recursos Ordinarios	16.312.500
				S1662 - Asociación Civil Colegio "Dr. RAMON REINOSO NUÑEZ", Municipio Alberto Adriani del Estado Mérida	7.646.175
				- Recursos Ordinarios	7.646.175
				S1663 - Asociación Civil Hogar San José de la Sierra, Municipio Libertador del Estado Mérida	2.700.000
				- Recursos Ordinarios	2.700.000
				S1664 - SAPRENDEH (Centro de Desarrollo Humano "El Velero", Municipio Zea del Estado Mérida	13.680.000
				- Recursos Ordinarios	13.680.000
				S1665 - SAPRENDEH (Centro de Desarrollo Humano "EL ALVA", Municipio Tovar del Estado Mérida	13.320.000
				- Recursos Ordinarios	13.320.000
				S1666 - Gran Fraternidad Universal (GFU) Preescolar Serge de la Ferrere, Municipio Andrés Bello del Estado Mérida	3.510.000
				- Recursos Ordinarios	3.510.000
				S1667 - Asociación Civil Centro Profesionales Santa Lucia, Municipio Paz Castillo del Estado Miranda	12.852.518
				- Recursos Ordinarios	12.852.518
				S1668 - Colegio Padre Manuel Cañizares, Municipio Independencia del Estado Miranda	6.047.415
				- Recursos Ordinarios	6.047.415
				S1669 - Unidad Educativa Colegio de Educación Especial Múltiple - CENEDEM, Municipio Guaicaipuro del Estado Miranda	8.572.500
				- Recursos Ordinarios	8.572.500
				S1670 - Unidad Educativa EL GRAN RABIT I, Municipio Guaicaipuro del Estado Miranda	6.862.500
				- Recursos Ordinarios	6.862.500
				S1671 - Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Victor Sosa", Municipio Guaicaipuro del Estado Miranda	12.000.000
				- Recursos Ordinarios	12.000.000
				S1672 - Educación Básica Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	11.400.000
				- Recursos Ordinarios	11.400.000
				S1673 - Unidad Educativa Colegio C.E.F.I. (Centro Educativo de Formación Infantil), Municipio Plaza del Estado Miranda	6.525.000
				- Recursos Ordinarios	6.525.000
				S1674 - Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	7.514.802
				- Recursos Ordinarios	7.514.802
				S1675 - Escuela Agropecuaria Simón Bolívar (Fundación Árbol de Margarita), Municipio Díaz del Estado Nueva Esparta	21.996.000
				- Recursos Ordinarios	21.996.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1676 - Unidad Educativa José Antonio Páez, Municipio Turén del Estado Portuguesa	13.982.343
				- Recursos Ordinarios	13.982.343
				S1677 - Asociación Civil Escuela Agropecuaria "Juan Pablo II", Municipio Araure del Estado Portuguesa	7.020.000
				- Recursos Ordinarios	7.020.000
				S1678 - Unidad Educativa Colegio Adventista Andrés Bello, Municipio Guanare del Estado Portuguesa	6.201.000
				- Recursos Ordinarios	6.201.000
				S1679 - Fundación para el Desarrollo Social San Rafael Arcangel (FUNDES), Municipio Esteler del Estado Portuguesa	18.000.000
				- Recursos Ordinarios	18.000.000
				S1680 - Unidad Educativa Santa Rita, Municipio Arismendi del Estado Sucre	9.594.000
				- Recursos Ordinarios	9.594.000
				S1681 - Unidad Educativa Privada Fray Bartolomé de las Casas Municipio Bermúdez del Estado Sucre	10.910.250
				- Recursos Ordinarios	10.910.250
				S1682 - Unidad Educativa Privada Cecilio Acosta, Municipio Bermúdez del Estado Sucre	9.180.000
				- Recursos Ordinarios	9.180.000
				S1683 - Unidad Educativa Privada Dr. José Gregorio Hernández, Municipio Bermúdez del Estado Sucre	12.375.000
				- Recursos Ordinarios	12.375.000
				S1684 - Asociación Civil Liceo "Dr. Julio Suarez Lozada", Municipio San Cristóbal del Estado Táchira	11.660.670
				- Recursos Ordinarios	11.660.670
				S1685 - Asociación Civil Unidad Educativa "Doctor José Gregorio Hernández", Municipio Samuel Dario del Estado Táchira	10.296.000
				- Recursos Ordinarios	10.296.000
				S1686 - Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	9.650.318
				- Recursos Ordinarios	9.650.318
				S1687 - Unidad Educativa Juan Pablo Pérez Alfonso, Municipio Bolívar del Estado Táchira	6.715.800
				- Recursos Ordinarios	6.715.800
				S1688 - Fundación Taller Escuela, Municipio Independencia del Estado Táchira	12.781.875
				- Recursos Ordinarios	12.781.875
				S1689 - Colegio "El Marques", Municipio San Cristóbal del Estado Táchira	10.726.818
				- Recursos Ordinarios	10.726.818
				S1690 - Asociación Civil Servicios Educativos "12 de Febrero", Municipio Ayacucho del Estado Táchira	8.993.903
				- Recursos Ordinarios	8.993.903
				S1691 - Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	6.850.215
				- Recursos Ordinarios	6.850.215
				S1692 - Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio MIchelena del Estado Táchira	14.484.600
				- Recursos Ordinarios	14.484.600
				S1693 - Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	10.538.541

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Recursos Ordinarios	10.538.541
				S1694 - Colegio Monseñor Acacio Chacón, Municipio Andrés Bello del Estado Táchira	8.775.000
				- Recursos Ordinarios	8.775.000
				S1695 - Unidad Educativa Colegio Los Andes", Municipio Junín del Estado Táchira	17.316.000
				- Recursos Ordinarios	17.316.000
				S1696 - Asociación Civil de Protección Social - Instituto Coromoto, Municipio San Cristóbal del Estado Táchira	2.700.000
				- Recursos Ordinarios	2.700.000
				S1697 - Unidad Educativa Colegio "General Cipriano Castro", Municipio Independencia del Estado Táchira	10.800.000
				- Recursos Ordinarios	10.800.000
				S1698 - Colegio Blanca Graciela Arias de Caballero, Municipio Junín del Estado Táchira	9.535.500
				- Recursos Ordinarios	9.535.500
				S1699 - Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	6.390.000
				- Recursos Ordinarios	6.390.000
				S1700 - Unidad Educativa Colegio "Monseñor Camargo" (Diurno), Municipio Boconó del Estado Trujillo	9.127.350
				- Recursos Ordinarios	9.127.350
				S1701 - Colegio Mariscal Antonio José de Sucre, Municipio Sucre del estado Trujillo	10.270.821
				- Recursos Ordinarios	10.270.821
				S1702 - Instituto de Previsión del Niño, Municipio Trujillo del Estado Trujillo	5.850.000
				- Recursos Ordinarios	5.850.000
				S1703 - Unidad Educativa Tomas Alba Edison, Estado Vargas	9.683.108
				- Recursos Ordinarios	9.683.108
				S1704 - Unidad Educativa Privada Andrés Bello, Estado Vargas	7.514.802
				- Recursos Ordinarios	7.514.802
				S1705 - Instituto Privado Héctor Alcalá Poza, Municipio San Felipe del Estado Yaracuy	10.728.473
				- Recursos Ordinarios	10.728.473
				S1706 - Unidad Educativa Instituto BR. FEDERICO QUIROS R., Municipio San Felipe del Estado Yaracuy	13.112.460
				- Recursos Ordinarios	13.112.460
				S1707 - Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	18.000.000
				- Recursos Ordinarios	18.000.000
				S1708 - Colegio Privado Mixto El Gran Bolívar, Municipio Maracaibo del Estado Zulia	8.035.718
				- Recursos Ordinarios	8.035.718
				S1709 - Fundación Unidad Educativa El Gran Procer, Municipio Maracaibo del Estado Zulia	14.742.315
				- Recursos Ordinarios	14.742.315
				S1710 - Unidad Educativa Juan Wesley, Municipio San Francisco del Estado Zulia	6.084.000
				- Recursos Ordinarios	6.084.000
				S1711 - Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	5.512.500
				- Recursos Ordinarios	5.512.500

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1712 - Colegio Luz y Verdad, Municipio Maracaibo del Estado Zulia	9.334.167
				- Recursos Ordinarios	9.334.167
				S1713 - Unidad Educativa María Raggio, Municipio Maracaibo del Estado Zulia	9.828.000
				- Recursos Ordinarios	9.828.000
				S1714 - Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	9.060.975
				- Recursos Ordinarios	9.060.975
				S1715 - Liceo General Rafael Urdaneta, Municipio la Cañada de Urdaneta del Estado Zulia	11.309.361
				- Recursos Ordinarios	11.309.361
				S1716 - Escuela Básica Nuestra Señora de la Paz, Municipio Maracaibo del Estado Zulia	6.550.425
				- Recursos Ordinarios	6.550.425
				S1717 - Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	7.349.805
				- Recursos Ordinarios	7.349.805
				S1718 - Unidad Educativa Betania (U.E.B), Municipio Maracaibo del Estado Zulia	7.956.000
				- Recursos Ordinarios	7.956.000
				S1719 - Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	12.350.427
				- Recursos Ordinarios	12.350.427
				S1720 - Fundación Unidad Educativa Sacerdote Jesuita Pedro Pablo Barnola Municipio San Francisco del Estado Zulia	8.665.559
				- Recursos Ordinarios	8.665.559
				S1721 - Asociación Civil Sin Fines de Lucro Centro Educativo de Artes y Oficios Maria Auxiliadora, Municipio Mara del Estado Zulia	5.850.000
				- Recursos Ordinarios	5.850.000
				S1722 - Unidad Educativa Mi Ángel de la Guarda, Municipio Cabimas del Estado Zulia	11.700.000
				- Recursos Ordinarios	11.700.000
				S1723 - Fundación Peter Alexander, Municipio Maracaibo del Estado Zulia	8.190.000
				- Recursos Ordinarios	8.190.000
				S1724 - Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	8.913.375
				- Recursos Ordinarios	8.913.375
				S1725 - Unidad Educativa León Jerome Hoet, Municipio Enrique Lozada del Estado Zulia	10.800.000
				- Recursos Ordinarios	10.800.000
				S1726 - Unidad Educativa Rosa de Saron, Municipio Maracaibo del Estado Zulia	10.800.000
				- Recursos Ordinarios	10.800.000
				S1727 - Unidad Educativa Peniel, Municipio San Francisco del Estado Zulia	10.644.345
				- Recursos Ordinarios	10.644.345
				S1728 - Fundación Fray Junipero de Escalada, Municipio San Francisco del Estado Zulia	15.600.000
				- Recursos Ordinarios	15.600.000
				S1729 - Unidad Educativa Rafael Yepez Trujillo, Municipio San Francisco del Estado Zulia	12.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Recursos Ordinarios	12.000.000
				S1730 - Unidad Educativa José María España, Municipio Maracaibo del Estado Zulia	12.000.000
				- Recursos Ordinarios	12.000.000
				S1731 - Unidad Educativa Tulio Febres Cordero, Municipio Maracaibo del Estado Zulia	9.000.000
				- Recursos Ordinarios	9.000.000
407	01	01	12	Subsidios culturales al sector privado	1.903.000.000
				S0148 - Banco del Libro.	370.000.000
				- Recursos Ordinarios	259.000.000
				- Gestión Fiscal	92.130.000
				- Otras Fuentes de Financiamiento	18.870.000
				S0587 - Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	436.000.000
				- Recursos Ordinarios	425.200.000
				- Gestión Fiscal	8.964.000
				- Otras Fuentes de Financiamiento	1.836.000
				S0635 - Fundación Museo de los Niños.	650.000.000
				- Recursos Ordinarios	575.000.000
				- Gestión Fiscal	62.250.000
				- Otras Fuentes de Financiamiento	12.750.000
				S1523 - Fundación Palacio de Las Academias	57.000.000
				- Recursos Ordinarios	39.900.000
				- Gestión Fiscal	14.193.000
				- Otras Fuentes de Financiamiento	2.907.000
				S1549 - Fundación Bartolomé Ferrer - Nueva Esparta	20.000.000
				- Recursos Ordinarios	14.000.000
				- Gestión Fiscal	4.980.000
				- Otras Fuentes de Financiamiento	1.020.000
				S1550 - Fundación 8 de Agosto de 1817 - Nueva Esparta	50.000.000
				- Recursos Ordinarios	35.000.000
				- Gestión Fiscal	12.450.000
				- Otras Fuentes de Financiamiento	2.550.000
				S1551 - Asociación Barroso	20.000.000
				- Recursos Ordinarios	14.000.000
				- Gestión Fiscal	4.980.000
				- Otras Fuentes de Financiamiento	1.020.000
				S1571 - Fundación Luis Beltrán Prieto Figueroa	300.000.000
				- Recursos Ordinarios	210.000.000
				- Gestión Fiscal	74.700.000
				- Otras Fuentes de Financiamiento	15.300.000
407	01	01	13	Subsidios a instituciones benéficas privadas	650.000.000
				S0133 - Asociación Venezolana de Padres y Amigos de Niños Excepcionales (AVEPANE).	500.000.000
				- Recursos Ordinarios	350.000.000
				- Gestión Fiscal	124.500.000
				- Otras Fuentes de Financiamiento	25.500.000
				S0236 - Centro Multidisciplinario Orientación Sin Drogas (CEMODRO).	20.000.000
				- Recursos Ordinarios	14.000.000
				- Gestión Fiscal	4.980.000
				- Otras Fuentes de Financiamiento	1.020.000
				S1755 - Fundación Vida Mejor (FUNVIME)	30.000.000
				-Recursos Ordinarios	30.000.000
				S1762 - Fundación Niños Discapacitados (FUNDISNE)	50.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				-Recursos Ordinarios	50.000.000
				S1763 -Fundación República Insular	30.000.000
				-Recursos Ordinarios	30.000.000
				S1764 - Fundación Obra de Vida	20.000.000
				-Recursos Ordinarios	20.000.000

PROGRAMA: 04 - Servicio Regional de Educación

UNIDAD EJECUTORA: Vice-Ministerio de Asuntos Educativos (Zonas Educativas)

El Programa es responsable, a través de las Zonas Educativas, del desarrollo de las acciones de coordinación, asesoría, orientación, instrumentación y gestión educativa, cultural y deportiva, promoviendo la participación de todos los entes involucrados, con el fin de impulsar y consolidar la política educativa, a nivel regional, mediante el fortalecimiento de la gestión del sector, mejorando la calidad y promoviendo su desarrollo, focalizando su accionar en la gestión educativa, a nivel de plantel.

Para apoyar la ejecución de la política educativa, a nivel regional, las Zonas Educativas deben garantizar la coordinación, supervisión, seguimiento y evaluación de los Programas y Proyectos del Ministerio de Educación Cultura y Deportes que le dan concreción a la Política Educativa, dirigidos a los planteles educativos de su jurisdicción; la administración del personal, los recursos financieros y los bienes asignados; así como la promoción y mantenimiento de relaciones interinstitucionales con organismos públicos y privados de la región. En este sentido, la gestión se reviste de especial significación, al constituirse en uno de los pilares fundamentales sobre los cuales se sustenta el proceso de transformación que ha venido propugnando el Ministerio de Educación, Cultura y Deportes, como una manera de " Garantizar el acceso y permanencia a una Educación Integral, Gratuita y de Calidad para todos ".

Sobre la base de tales consideraciones la Zonas Educativas se proponen para el año 2004, la instrumentación de diferentes estrategias orientadas hacia la concreción de los siguientes objetivos:

- Garantizar el acceso y permanencia a una educación integral y de calidad en los niveles de Educación Preescolar, Básica, Media Diversificada y Profesional y en las modalidades de Educación Especial y Adultos.
- Satisfacer las necesidades alimentarías de la población escolar.
- Articular el sistema productivo y el sistema formal de producción.
- Fortalecer las instituciones educativas, mediante la implantación de nuevas tecnologías de información.
- Garantizar los gastos de funcionamiento a los planteles y Zonas Educativas, mediante la asignación de recursos financieros, que les permitan satisfacer sus necesidades de equipos, recursos materiales y suministros para el desarrollo de los procesos administrativos y/o pedagógicos que les son inherentes.

Para el logro de estos objetivos, el Programa se propone para el año 2004 ejecutar o continuar el desarrollo de las siguientes acciones en los niveles y modalidades del sistema escolar.

Educación Preescolar

La Educación es un continuo humano desde la gestación hasta la muerte en la que cada nivel del sistema responde al momento de vida y edad según la progresividad de cada ser, por ello la Educación Preescolar es la que se inicia desde el momento de la concepción del niño hasta su ingreso a la Educación Básica, de carácter obligatorio, según lo establece la Ley Orgánica de Educación. Tiene por finalidad asistir y proteger al niño en su crecimiento y desarrollo, además de orientarlo en las experiencias socio-educativas propias de la edad. A tales efectos, debe ser ubicado en escenarios formales y no convencionales atendiendo sus necesidades e intereses en las áreas pedagógicas, de salud integral (física, psicológica y social), alimentación y de recreación, entre otras, articuladas transversalmente por tres ejes: 1.- el afectivo, 2.- el lúdico y 3.- la inteligencia; todas ellas necesarias para su desarrollo integral, con la participación de la familia y la comunidad, a través del fortalecimiento de las coordinaciones interinstitucionales e intrasectoriales.

Para el logro de tales fines se ha establecido lo siguiente:

- Ampliar la cobertura de la población infantil de 3 a 6 años a través del fortalecimiento de estrategias convencionales o no convencionales en el marco de la universalización de la Educación Preescolar.
- Extender la atención convencional a la población en edad preescolar con mayor vulnerabilidad socioeconómica en los sectores: rural, indígena, de frontera y popular del área urbana.
- Brindar atención educativa de calidad en jornadas integrales a la población infantil de 0 a 3 y de 3 a 6 años, en las etapas maternal y preescolar, en el marco de la propuesta curricular del nivel de Educación Inicial.
- Promover la identificación, organización y consolidación de redes sociales, a fin de coordinar los servicios necesarios para ofrecer a los niños y niñas atención integral, especialmente a los de las zonas menos favorecidas socialmente.

Para el año 2004 se tiene previsto el desarrollo de las siguientes acciones:

- Implementar el Curriculum Básico de Educación Preescolar, a través de estrategias convencionales y no convencionales, a fin de garantizar la atención pedagógica integral a la población infantil de 0 a 6 años, de las veinticuatro (24) entidades federales.
- Proseguir con el fortalecimiento de la Educación Preescolar, mediante la dotación de 300 aulas con materiales didácticos y lúdicos, en las entidades federales y municipios que presenten mayor déficit de cobertura de atención a niños y niñas en edad de preescolar, para mejorar la calidad del servicio que se ofrece en este nivel educativo.
- Continuar con el desarrollo del Plan de Formación Permanente, mediante la actualización y capacitación de 15.000 docentes en servicio, adscritos al Nivel, con la finalidad de mejorar la calidad del desempeño profesional del docente.
- Crear 30 Centros de Educación Inicial "Simoncito", en las veinticuatro (24) entidades federales del país, dirigidos a la atención integral de los niños (as), en las fases maternal y preescolar.
- Brindar atención educativa, integral y de calidad a 300.000 niños y niñas de 0 a 6 años a través de estrategias no convencionales desarrolladas en las localidades y municipios de mayor déficit, durante el año 2004, a nivel nacional.

- Dentro de las políticas establecidas por el Estado y especialmente el Ministerio de Educación, Cultura y Deportes para el mejoramiento de la atención educativa integral, se enfatiza en el conocimiento del Proyecto "Simoncito".

Proyecto "Simoncito"

Constituye una de las líneas estratégicas definidas por el Ejecutivo Nacional en el contexto de desarrollo de la política de Estado Atención Integral a la Infancia y a la Adolescencia, para promover el desarrollo integral del niño desde la gestación hasta los 6 años de edad, con el fin de garantizar las condiciones sociales, educativas y nutricionales que le permitan proseguir estudios en el nivel de Educación Básica en igualdad de oportunidades, en cuanto a los aprendizajes requeridos y se disminuyan los riesgos de repitencia y exclusión escolar.

Las características esenciales que destacan en este Proyecto se relacionan con el tipo de atención integral que se ofrece en estos centros educativos (educación, salud, alimentación, recreación y protección legal); articulación de estrategias convencionales y no convencionales; desarrollo de actividades en jornadas de 8 horas diarias; y atención a niños (as) en la fase maternal (0 a 3 años) y en la fase preescolar (3 a 6 años) hasta su ingreso al 1° grado de Educación Básica.

Educación Básica

La Educación Básica tiene como finalidad contribuir con la formación integral del educando, concebida como continuo humano del nivel anterior con progresividad de los ejes transversales hacia identidad, cognición y valoración del trabajo, mediante el desarrollo de sus capacidades (cognitivas, intelectuales, motrices y afectivas), de equilibrio personal y de integración social, que garantizan la prosecución de estudios y formación en los siguientes niveles. Es el más comprometido del sistema educativo por ser el que mayor número de años atiende al estudiante y donde éste sufre cambios de desarrollo evolutivo importantes para un ser humano, sobre todo el de la niñez a la adolescencia; adicionalmente experimenta un cambio de adaptación en su proceso educativo cuando sale de la educación preescolar y luego al pasar de sexto a séptimo grado (III etapa).

Para atenuar los efectos que se generan en estos dos momentos de adaptación del estudiante, se ha resuelto para el año 2004:

- Crear el primer grado en los Preescolares, bajo la responsabilidad del mismo docente que los atendía en el nivel de educación Inicial, para garantizar la articulación pedagógica y la continuidad afectiva en el proceso de formación integral del niño y la niña.

- Iniciar la reestructuración progresiva de la Educación Básica (III Etapa), mediante la creación del Séptimo Grado Bolivariano en los núcleos rurales, núcleos indígenas, escuelas básicas graduadas indígenas, rurales y urbanas y, escuelas bolivarianas del país, generando acciones y estrategias que permitan disminuir la separación entre una formación integral y un séptimo grado parcelado.

Como complemento, se ha previsto proseguir la ejecución de las siguientes acciones:

- Desarrollar el Plan Nacional de Lectura para la promoción e incentivación de la lectura y escritura en 300.000 alumnos de Educación Preescolar hasta la I etapa de Educación Básica.

- Fortalecer la gestión educativa en los planteles de Educación Básica, a través del suministro de materiales y suministros, así como la atención de aquellos gastos menores para la reparación de la planta física de estas instituciones educativas.

- Atender a 150.000 niños, niñas y jóvenes y 96 docentes, a nivel nacional a través del desarrollo de los Programas de Centros de Ciencias y Educación Ambiental, Folklore, Artes Escénicas, Cultura de Paz y Patrimonio en mano de jóvenes.

- Ampliar la cobertura del nivel de Educación Básica de la II a la III etapa, en escuelas rurales de difícil acceso mediante el uso de las tecnologías de información y de materiales autoformativos

- Ampliar la cobertura del Programa Alimentario Escolar a 649.816 alumnos en 3.000 Escuelas Bolivarianas y 124.232 alumnos incorporados al Programa Alimentario Escolar Modalidades.

- Fortalecer los procesos de formulación de proyectos pedagógicos de plantel y comunitario, como instrumentos de planificación escolar que orienten y organicen la gestión de los centros educativos.

- Fortalecer las Escuelas Básicas Rurales.

Adicionalmente, se dará continuidad a la instrumentación de acciones que favorezcan la articulación interinstitucional para el desarrollo de programas y/o proyectos que beneficien a la población escolar en las áreas de salud, para la erradicación de enfermedades como el dengue, malaria y fiebre amarilla, entre otras; agrícola, para el cultivo de oligopónicos e hidropónicos; ecológica, para la preservación del ambiente; y en la social, a través de las escuelas asociadas a la UNESCO, en la búsqueda de un universo signado por valores de paz, justicia y equidad.

Por su relevancia y trascendencia en el mejoramiento de la calidad de la educación, se presentan a continuación los proyectos fundamentales en los cuales se concreta la política educativa, a nivel nacional y regional.

Proyecto Escuelas Bolivarianas

El Proyecto Escuelas Bolivarianas, constituye una política de alta prioridad en materia educativa, por parte del estado venezolano. Esto presupone una concentración de recursos públicos con una visión de largo plazo, que se ha extendido progresivamente a las escuelas venezolanas. La experimentalidad implica la jornada escolar completa, la flexibilización del currículo, el desarrollo y puesta en práctica de experiencias educativas exitosas y el fortalecimiento institucional necesario para la extensión del Proyecto. Garantiza el mejoramiento significativo del proceso educativo mediante la aplicación de los siguientes elementos:

- La extensión de la jornada escolar
- La realización de actividades formativas, deportivas, culturales y recreativas con docentes especialistas en las diversas áreas del que hacer educativo y la incorporación efectiva de la comunidad a la escuela.

La visión educativa de la Escuela Bolivariana debe ser holística, resaltando lo ético y lo espiritual; así como los valores para la formación del nuevo republicano, relación hombre naturaleza, desarrollo del pensamiento científico y lógico, y comprometido con el proceso de transformación social.

Para su cumplimiento, se han definido los siguientes lineamientos:

- Integrar el aprendizaje sin parcelar el conocimiento.

- Desarrollo escolar alternativo de acuerdo a las potencialidades de cada estado, región y localidad.

- Considerar la diversidad, la pluralidad, lo pluricultural, lo multi-étnico de nuestras sociedades para la integración latinoamericana.

- Implementar un plan nacional para la sensibilización y participación comunitaria desde la escuela y la comunidad, creando el sentido de pertinencia y de corresponsabilidad.

Esto supone una supervisión y evaluación permanente, para ir detectando los aciertos, fortalezas, debilidades y necesidades, con la participación de los distintos actores involucrados en el proceso; tanto del sector oficial como de la sociedad en general.

Para el año 2004, se ha previsto transformar en bolivarianas a 750 nuevas escuelas y continuar atendiendo las 3000 escuelas incorporadas en el periodo 1999-2003, lo cual permitirá alcanzar una meta de 3.750 escuelas. De igual manera, se ha considerado la formación de 120 cooperativas de madres procesadoras de alimentos para la producción, distribución, comercialización y elaboración de alimentos en 8 zonas educativas piloto.

La educación integral que se ofrece en las Escuelas Bolivarianas, es complementada con el desarrollo de un programa de educación sexual para la prevención de enfermedades como el VIH/Sida, ITS, entre otros.

Programa de Prevención del VIH/SIDA, ITS, Embarazo Precoz, Violencia intrafamiliar, Equidad de Género y otros temas de sexualidad.

Es un programa permanente de educación sexual integral, con énfasis en la valoración de la sexualidad, que se desarrolla en las Escuelas Bolivarianas para la prevención del VIH/SIDA, embarazo en adolescentes y violencia intrafamiliar, con la finalidad de propiciar el ejercicio de una sexualidad responsable, saludable y plena, con la participación de representantes del sector educación, salud, desarrollo social y de las organizaciones comunitarias en los ámbitos nacional, regional y local, atendiendo a niños y niñas de las Escuelas Bolivarianas, e indígenas, actualizando a los docentes de Educación Inicial, Básica y profesionales de la salud, sensibilizando a padres, madres y equipos de gestión local, que constituyen redes locales para su profundización y seguimiento del proyecto. El desarrollo de este Programa permite:

- Atender 149.436 estudiantes de las Escuelas Bolivarianas, por el Programa de Prevención del VIH-SIDA en 500 escuelas, a nivel nacional, capacitación de 8.317 docentes y orientando a madres, padres y representantes
- La incorporación activa de los niños, niñas y adolescentes como promotores de la prevención y agentes de cambio en su medio familiar, y su repercusión subsiguiente en la comunidad y el país.
- La sensibilización de padres y madres sobre la importancia de la educación sexual integral en el desarrollo y futuro de sus hijos e hijas.
- La contribución para la formación de una población nacional sana a largo plazo, a través de la formación de la juventud actual del país.

Programa Alimentario Escolar

Es un Programa educativo nutricional de carácter estructural cuya transcendencia pedagógica, social, cultural y económica permite fortalecer a la escuela en su responsabilidad de ser propiciadora y transformadora de los cambios que requiere el país. En este sentido la alimentación escolar, más que una acción compensatoria de brindar asistencia alimentaria, se potencializa en su multifuncionalidad, lo cual contribuye a visualizarlo como un factor fundamental de desarrollo.

Contribuye con el acceso y permanencia, rendimiento académico y prosecución de los alumnos en el sistema educativo y al mejoramiento de sus condiciones nutricionales, mediante el suministro de la correspondiente asistencia alimentaria, de acuerdo al grupo etéreo, turno y/o régimen escolar y características socio-culturales generando hábitos alimentarios y sociales, desarrollándose simultáneamente un trabajo pedagógico que permita que este acto se convierta en una experiencia educativa, cumpliendo con los requerimientos calóricos, energéticos, específicos por cada grupo etéreo.

Está destinado a los niños, niñas y adolescentes cursantes de los niveles de Educación Inicial, Básica en todas sus etapas, Media Diversificada y Profesional y Educación Especial inscritos en los planteles oficiales, en situación de exclusión social, mediante el suministro de una alimentación diaria.

Mediante la ejecución de este Programa, se aspira que el estudiante desarrolle una cultura alimentaria y adquiera hábitos y patrones de consumo de alimentos adecuados; para ello el docente, a través de la acción pedagógica, debe convertir el acto alimentario en una experiencia educativa y de alta sensibilidad social; de igual manera, se pretende que genere un efecto multiplicador sobre los sectores de producción, comercio, laboral y organización comunitaria.

Para el año 2004, el Programa se propone continuar ofreciendo una atención alimentaria de calidad y oportuna a 649.816 alumnos en las Escuelas Bolivarianas y 124.232 alumnos en planteles incorporados al Programa Alimentario Escolar Modalidades.

Metas	Unidad de Medida	Cantidad 2004	Presupuesto 2004 (Bs.)
Atención alimentaria a alumnos en los planteles bolivarianos	Alumno	649.816	148.787.914.182
Atención alimentaria a alumnos en los planteles incorporados al Programa alimentario Escolar Modalidades	Alumno	124.232	25.544.626.000

Educación Media Diversificada y Profesional

Este nivel que se corresponde fundamentalmente de educación para el joven como ser en permanente proceso de aprendizaje, permite la progresividad desde los ejes:

1.-Desarrollo Endógeno.

2.- Investigación – Cognición

3.- Trabajo – Vocación de lo complejo

En este sentido, la Educación Media constituye el nivel educativo que le brinda al estudiante la oportunidad de obtener una formación científica, humanística y técnica que les permita la prosecución de estudios en educación superior o la incorporación al trabajo productivo, según sus necesidades. A tales efectos, se plantea el desarrollo de programas que contribuyan con el fortalecimiento del sistema educativo, a través de la formación de individuos creativos, críticos, con las competencias necesarias para desenvolverse adecuadamente en cualquier ámbito.

Para el año 2004, se ha considerado el desarrollo de las siguientes acciones:

- Continuar con la transformación del currículo del nivel de Educación Media Diversificada y Profesional, según las tendencias actuales de la formación profesional, en términos del aumento de la cobertura y consolidación de las acciones para el mejoramiento de la calidad educativa.

- Establecer mecanismos de formación permanente a 3.000 docentes en servicio de Educación Media Diversificada y Profesional.

- Ampliar la oferta educativa en el nivel de Educación Media Diversificada y Profesional.

- Desarrollar acciones de coordinación para fortalecer el Programa Nacional de Pasantías, a fin de propiciar la vinculación del estudiante con las organizaciones laborales, lo cual favorece su formación como técnico medio calificado.

- Redimensionar las Escuelas Técnicas Industriales, Comercio y Agropecuarias, a objeto de incrementar la matrícula y capacitar para el desempeño laboral, mediante la dotación de equipos, herramientas y recursos para el aprendizaje a 75 planteles de Educación Media, Diversificada y Profesional en las 24 entidades federales.

- Reactivar la gestión pedagógica y administrativa de 50 planteles mediante el Proyecto Pedagógico Comunitario.

En el nivel de Educación Media Diversificada y Profesional se han venido desarrollando acciones fundamentales para su mejoramiento, entre las cuales destaca el Programa Nacional de Pasantías y el de Desarrollo de Escuelas Productivas.

Programa Nacional de Pasantías

La Pasantía es una actividad curricular, de carácter eminentemente práctico, concebida como parte integral de la formación profesional de los alumnos que cursan las menciones de la educación técnica y que se realizan en empresas o instituciones relacionadas con su especialidad. Tiene como objetivo generar la creación de un vínculo permanente entre las instituciones educativas y el sector empleador, dirigidos a la unificación de esfuerzos para la formación profesional del técnico medio como el recurso humano calificado que se requiere para el desarrollo del país. Las acciones previstas para el año 2004, se orientan hacia el fortalecimiento de las 257 instituciones educativas que administran la educación técnica.

Desarrollo de Escuelas Productivas

El proyecto promocionado por el Despacho, con la colaboración de otros organismos gubernamentales y no gubernamentales de la región y el país, asume el reto y el compromiso de apoyar procesos, facilitar recursos, fortalecer la práctica productiva escolar con la filosofía de "Aprender haciendo y enseñar produciendo", tendrá como propósito central desarrollar un sistema de acción pedagógica, que permita incorporar los diversos sectores de la sociedad rural a la función educativa y formativa a objeto de impulsar la seguridad alimentaria, como política de estado desde las Escuelas Productivas, entendiéndose estas como espacios de formación integral del nuevo republicano, donde se aprende haciendo y se enseña produciendo, en los cuales se fortalece el autofinanciamiento, la autogestión y la participación comunitaria, a través de la educación y el trabajo como procesos fundamentales para alcanzar los fines de la nación. Organizar y desarrollar un amplio programa de educación para el trabajo, dotando a los participantes de conocimientos generales y técnicos para su incorporación efectiva al desarrollo agrícola y su participación social en la comunidad y la inserción en el mercado de trabajo.

El proyecto de escuelas productivas aspira que cada centro educativo se convierta en una unidad de producción que responda a la elaboración del Proyecto Pedagógico Comunitario mediante el Consejo de Planificación Local. Cada centro educativo debe articular con todos los entes y organismos locales a fin de mantener participación protagónico y corresponsables de todos los involucrados.

Abarca la consolidación de los procesos de solidaridad, participación, creatividad, cooperación, relaciones interpersonales, convivencia democrática, respetuosa, responsable y esfuerzos compartidos para la construcción del nuevo ciudadano con un proyecto de vida definido.

Tiene entre otros objetivos, que los participantes logren producir eficientemente productos agropecuarios, conservando el suelo y otros recursos naturales; contribuir a cubrir los gastos que ocasiona su formación profesional; administrar un negocio agrícola mediante la utilización óptima de los recursos de producción; participar en las actividades cooperativas y en las organizaciones de base de su comunidad, conformar Unidades Productoras, por municipios, con las Escuelas Rurales, Escuelas Bolivarianas, Escuelas Indígenas, Escuelas Granjas, Escuelas Técnicas Agropecuarias y demás entes gubernamentales y no gubernamentales.

Educación Técnica

Se sustenta sobre cuatro objetivos fundamentales independientes entre sí, que son: Mejoramiento de la infraestructura, transformación curricular, mantenimiento y dotación, actualización docente y fortalecimiento permanente de centros de formación técnico profesional. El alcance de este proyecto se fundamenta en el compromiso de la formación integral de los jóvenes y adultos para afrontar el trabajo productivo y el desarrollo autónomo del país.

Se materializa en la reactivación y modernización de las Escuelas técnicas de Venezuela y es un elemento de prioridad dentro de cualquier plan de recuperación nacional. Dentro de una economía humanística, autogestionaria y competitiva en armonía con su contexto, promoviendo en las aulas una actividad autogestionaria, promotora de la autonomía de los alumnos en su proceso de aprendizaje, utilizando el método heurístico, que pretende enseñar a los alumnos a enfrentar los problemas y la incertidumbre, para que hagan la transferencia a sus vivencias y asuman su proyecto de vida.

Formación de técnicos medios con los niveles adecuados para asumir las exigencias actuales de los sectores productivos del país. Esto permitirá emprender el desarrollo de las áreas estratégicas de país, así como la inserción de la población en el mercado de trabajo, a través del fortalecimiento de la Educación para el Trabajo en concordancia con el aparato productivo, aspectos estos que incidirán inmediatamente en el mejoramiento de la calidad de vida de un número considerable de la población, desarrollo del parque industrial, mejoramiento de la productividad, junto con el fortalecimiento de una economía autosustentable.

Esto requiere una educación de alta calidad, profunda e intensiva, con programas curriculares centrada en familias o grupos tecnológicos homogéneos y en estrecha relación con la formación académica y pertinente con el proyecto de Desarrollo estratégico del país. De este modo, la reactivación de las Escuelas Técnicas debe sustentarse, operativamente, sobre cuatro focos de atención u objetivos fundamentales como lo son: la transformación curricular, la dotación, la actualización docente y la gerencia de centros.

Educación Especial

Esta modalidad es una variante del sistema educativo venezolano que se suscribe en los mismos principios y fines de la educación en general manteniendo una relación de interdependencia con el resto del sistema, atendiendo niños, niñas, adolescentes y adultos con retardo mental, autismo, deficiencias auditivas y visuales, dificultad de aprendizaje, e impedimentos físicos, articulado con intramodalidad, intrasectorial e intersectorial. Comprende una política de prevención y atención integral temprana en los siguientes aspectos:

- La escolaridad
- La formación profesional
- La integración social, escolar, laboral y comunitaria realizada conjuntamente con las unidades operativas de la modalidad.

La modalidad de Educación Especial, tiene como objetivo atender la educación integral de niños, niñas, adolescentes y adultos con necesidades educativas especiales, considerando la caracterización y diversidad de la población, los métodos, estrategias, recursos especializados y adaptaciones curriculares, que les garantice el ingreso, permanencia y culminación escolar. Para su cumplimiento, se han definido los siguientes lineamientos: atención educativa integral de la población con necesidades educativas especiales en los niveles y en la modalidad de educación de adultos de los sectores: urbano, rural e indígena; asimismo, la articulación intra e intersectorial, a través de la coordinación de convenios, planes, programas y proyectos orientados a la prevención, integración escolar y sociolaboral, de acuerdo con el rango etéreo de 0 a 6 años, 6 a 18 años y 18 años y más.

Para el año 2004, se ha previsto el desarrollo de las siguientes acciones:

- Proseguir con la atención integral a la población con necesidades educativas especiales en los planteles y servicios de la modalidad de Educación Especial.

- Realizar el seguimiento a la administración de la política de atención educativa integral de la población con necesidades educativas especiales en las veinticuatro (24) entidades federales.

- Desarrollar un programa de capacitación para 1890 docentes especialistas y personal directivo, adscritos a la modalidad de Educación Especial.

- Orientar a los padres y representantes de niños, niñas, adolescentes y adultos con necesidades educativas especiales, profesionales y público en general para la atención educativa integral en los planteles y servicios oficiales y privados del país.

Educación de Adultos

La Educación de Adultos es una de las modalidades del sistema educativo que tiene como objetivo implementar las políticas que permitan orientar el desarrollo de las acciones educativas en los sectores rurales y urbanos de las entidades federales para ofrecer un servicio educativo a la población joven y adulta que no ha sido atendida por el sistema regular o que aspiren proseguir sus estudios de Educación Básica y/o Media Diversificada y Profesional; asimismo, proporcionar diversos espacios de aprendizaje flexible e integral que satisfagan las necesidades de desarrollo familiar, social, laboral, cultural y comunitario de la población en general.

Como Modalidad, está abierta a la innovación de proyectos y estrategias metodológicas que coadyuven a la integración e incorporación de la población no escolarizada, con el propósito de evitar la exclusión, en cualquiera de sus campos de acción, formal o no formal.

A tales efectos se ha previsto el desarrollo de las siguientes acciones, para el año 2004:

- Continuar con el proceso de reorientación de la Educación Básica de jóvenes y adultos no escolarizados o excluidos del sistema regular, complementando dicho proceso con la formación en un arte u oficio.
- Continuar con la ejecución del Plan de Alfabetización Nacional, orientada a la atención de jóvenes y adultos a nivel nacional, a través de estrategias de formación acelerada para la I etapa de Educación Básica.
- Desarrollar un programa de capacitación y actualización de los docentes en servicio de las diferentes instituciones de la modalidad de Educación de Adultos.
- Consolidación de los Centros Educativos de Desarrollo Comunitario, cuyo objetivo es brindar una oferta educativa pertinente, permanente y flexible, para satisfacer las necesidades y aspiraciones vitales de 48.000 jóvenes y adultos, a fin de promover su desarrollo personal, educativo, productivo y comunitario autónomo, capacitándolo en un oficio determinado, lo cual les permite participar organizadamente en el proceso socioproductivo.

Educación Rural

La Educación Rural responde a la necesidad de atender a la demanda educativa para el sector poblacional rural en todos los niveles y modalidades del sistema, garantizando la optimización de los recursos y la pertinencia y eficiencia del servicio, Por ello deberán atender su estructura organizativa a los niveles regionales y locales adoptando el curriculum a las particularidades y necesidades locales y regionales para asegurar la permanencia y prosecución del educando rural y capacitarlo para que se constituya en protagonista de su propio desarrollo y del progreso local y regional, a través de una educación moderna, actualizada y de cantidad.

Se reconoce la necesidad de una relación mas estrecha entre el sistema educativo y el sistema productivo rural, donde se valorice el trabajo del hombre y de la mujer rural y se le dignifique la labor del docente, para lo cual se desarrollaran las siguientes actividades:

- Dotar de talleres prevocacionales y laboratorios de computación a 20 Escuelas Granjas y Escuelas Graduadas Rurales.

- Atender a 136.800 alumnos por el programa a nivel nacional con énfasis en los estados Apure, Amazonas, Delta Amacuro, Guárico, Sucre, Trujillo y Vargas.

- Incorporar 4.000 alumnos del sector rural a la III etapa de Educación Básica (7° Grado)
- Continuar con la construcción de huertos escolares para proporcionar al estudiante experiencia de desarrollo sostenible y sustentable.
- Fortalecer los huertos escolares de 670 Escuelas Rurales Graduadas y 2.010 escuelas pertenecientes a Núcleos Escolares Rurales.

Huertos Escolares

El huerto escolar es un espacio de encuentro muy particular dentro de la comunidad en general dado que no limita sus beneficios al ámbito escolar o familiar solamente, sino que también puede congregar a toda una comunidad en torno a un ambiente preciso y definido para producir alimentos sanos y económicos para todos, como parte esencial de una estrategia de defensa nacional a objeto de impulsar la seguridad alimentaria como política de estado cuyo lema es "Aprender a producir nosotros mismos nuestro alimento y todo aquello que nos haga falta en el país".

Esto se denomina **Desarrollo Endógeno;** que es un accionar como Nación, desde nuestras propias familias y comunidades, integralmente, ante cualquier eventualidad que pudiera amenazar a Venezuela, estaríamos prevenidos y capacitados, sobre todo bien alimentados. Por eso hagamos del huerto nuestro lugar de encuentro, de desarrollo individual, familiar y comunitario, cuyo fin es impulsar la concepción de desarrollo integral, haciendo énfasis en el desarrollo local sustentable que permita producir, procesar, distribuir y comercializar 29 productos de la cesta básica, además de crear redes sociales, cooperativas, asociaciones de productores, etc.

Como estrategia de autogestión escolar, permite la participación y compromiso solidario de los alumnos/as en la solución de los problemas relacionados con el abastecimiento alimentario y la satisfacción de necesidades generales relacionadas con la adquisición de artículos escolares, uniformes, material educativo y otros.

Educación Indígena.

Constituye el proceso social mediante el cual los miembros de un pueblo indígena internalizan, construyen, transmiten y recrean conocimientos, valores y demás elementos constitutivos de su cultura, desarrollan habilidades y destrezas que le permitan desempeñarse adecuadamente en su hábitat y proyectarse con identidad hacia otros pueblos o grupos humanos. Fundamentada en los sistemas de crianza y socialización propios, se trata de una educación holística individualizada, compartida, autogestionaria y orientada principalmente a satisfacer las necesidades individuales y el bienestar colectivo dentro de los principios del equilibrio cósmico y ambiental.

La educación indígena constituye la fuente primaria de los contenidos y prácticas de la educación formal, así como la base de una política cultural y educativa coherente que atienda las realidades y necesidades de los pueblos indígenas.

La Educación intercultural bilingüe es aquella que basada en los principios y fundamentos de la educación propia de cada pueblo indígena, en su idioma, cosmovisión, valores, mitología, espiritualidad y organización social, es complementada sistemáticamente con los aportes del acervo cultural, científico, tecnológico y humanístico de la nación venezolana, y del patrimonio cultural de la humanidad.

Esto implica además la enseñanza del castellano para el fortalecimiento y ampliación de la cultura propia, y al mismo tiempo los pueblos indígenas apropian en forma autodeterminada, crítica y selectiva de otros conocimientos y técnicas pertenecientes a otras culturas a través de la interculturalidad.

Para lo cual se desarrollarán las siguientes acciones:

- Atender 12 pueblos indígenas en los estados, Amazonas, Anzoátegui, Apure, Bolívar, Delta Amacuro, Mérida, Monagas, Sucre y Zulia.

- Continuar con el desarrollo de acciones orientadas hacia el rescate y afianzamiento de la lengua indígena e identidad cultural.
- Continuar con la producción de materiales didácticos en lengua indígena a fin de contribuir con el desarrollo del curriculum acorde con sus características socio-culturales
- Fortalecer la atención educativa integral de la población indígena para su incorporación efectiva a la comunidad.
- Desarrollar la educación Inter cultural bilingüe en 34 pueblos indígenas.

Para el año 2004, está previsto atender la meta en los niveles y modalidades educativas que se indican a continuación:

METAS

Denominación	Unidad de Medida	Programadas Año 2004
Educación Preescolar	**Alumno**	**788.869**
Educación Básica	**Alumno**	**3.725.036**
1° a 6° Grado	Alumno	2.438.520
7° a 9° Grado	Alumno	1.286.516
Educación Media	**Alumno**	**523.255**
Ciencias	Alumno	377.554
Humanidades	Alumno	30.242
Agropecuaria	Alumno	12.059
Industrial	Alumno	28.943
Asistencial	Alumno	1.082
Comercial	Alumno	67.007
Educación Para el Hogar	Alumno	85
Otras	Alumno	6.283

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Ejecutar, a través de las zonas educativas, el desarrollo de las acciones de coordinación, asesoría e instrumentación de la gestión educativa cultural y deportiva	Alumno Atendido	6.800.045	3.295.542.763.218
TOTAL			**3.295.542.763.218**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de personal	3.073.164.307.973
	- Recursos Ordinarios	2.162.135.550.085
	- Gestión Fiscal	747.914.799.514
	- Otras Fuentes de Financiamiento	163.113.958.374
402	Materiales y suministros	199.611.114.768
	- Recursos Ordinarios	199.611.114.768
403	Servicios no personales	12.094.150.812
	- Recursos Ordinarios	12.094.150.812
404	Activos reales	10.673.189.665
	- Recursos Ordinarios	10.673.189.665
	TOTAL	**3.295.542.763.218**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	268.213	1.406.056.733.272
- Directivo	288	2.145.396.960
- Profesional y Técnico	2.918	45.139.524.432
- Personal Administrativo	42.999	291.876.514.108
- Personal Docente	164.175	895.406.110.188
- Obreros	57.833	171.489.187.584
Personal Fijo a Tiempo Parcial	113.619	432.063.921.912
- Personal Docente	113.619	432.063.921.912
TOTAL	**381.832**	**1.838.120.655.184**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	81.787	210.078.596.772
II	247.105 - 297.105	57	192.971.448
III	297.106 - 347.106	28.874	102.972.530.004
IV	347.107 - 397.107		
V	397.108 - 447.108	190.913	965.427.834.408
VI	447.109 - 497.109		
VII	497.110 - 547.110	19.664	118.736.501.952
VIII	547.111 - 597.111	54.530	371.691.698.512

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
IX	597.112 - 647.112	1.741	12.860.559.384
X	647.113 - 697.113	1096	8.764.378.164
XI	697.114 - 747.114	173	1.496.919.816
XII	747.115 - 797.115	77	717.617.088
XIII	797.116 - 847.116	1	9.821.964
XIV	847.117 - 897.117	3	31.701.240
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	2.918	45.139.524.432
	TOTAL	**381.832**	**1.838.120.655.184**

PROGRAMA: 06 - PROGRAMA CULTURAL

UNIDAD EJECUTORA: Despacho del Viceministro de Cultura

Para darle viabilidad a la directriz estratégica de "Garantizar el acceso a la realización y disfrute de la cultura como un bien irrenunciable del ciudadano", el Despacho del Viceministro de Cultura, ente de rectoría de las políticas culturales del Estado, a través del Sistema Nacional de Cultura, coordina la gestión y administración cultural pública, planifica, promueve, divulga, fomenta, estimula, financia, desarrolla y ejecuta las manifestaciones de los sectores, áreas o disciplinas que constituyen la diversidad cultural venezolana, incluyendo las políticas, estrategias, recursos y procesos institucionales orientados a la acción cultural.

En este marco se tienen previstos los siguientes objetivos:

- Orientar a los organismos culturales públicos para que actúen de manera asociada con los distintos sectores del país, como garante de la integración del Estado y la sociedad civil, en un modelo de gestión cultural democrático, participativo, abierto, flexible, descentralizado, productivo y creador de valores.
- Promover y difundir masivamente el quehacer de los cultores, artistas, hacedores y agrupaciones culturales de todo el ámbito nacional.
- Asumir la industria cultural y más mediática como asunto estratégico e imprescindible de la cultura, generadoras de riqueza y de calidad de vida y como medio para insertarse en los procesos globales del mundo con nuestros valores de diversidad, identidad y memoria. Propiciar el desarrollo integral de la población mediante la optimización del proceso formativo, con la integración e inserción de la cultura y las prácticas artísticas al mismo.
- Ofrecer espacios e instalaciones culturales adecuadas que garanticen el ejercicio y disfrute de las actividades culturales, entendidas como creación y expresión de la vida individual y colectiva.
- Democratizar la acción cultural a través del Sistema Nacional de la Cultura mediante la creación de subsistemas, redes y circuitos socioculturales destinados a crear, formar, difundir e investigar en todo el país, como mecanismo estructural, transversal y horizontal de participación colectiva.
- Proveer a los creadores, artesanos trabajadores y hacedores de la cultura de un Sistema de Seguridad Social Integral que le permita vivir con dignidad.
- Mejorar la presencia y el desempeño cultural de Venezuela ante los foros internacionales.

En atención al cumplimiento de estos objetivos, las acciones prioritarias a ejecutar durante el año 2004, son las siguientes:

- Promoción y difusión masiva del conocimiento y la actividad de las artes.
- Ampliación de las oportunidades de acceso a las diversas manifestaciones culturales a todos los sectores de la población, como la forma más eficaz de estimular y difundir el patrimonio cultural y la creación artística.
- Generación de una mayor participación de los ciudadanos en la vida cultural del país.
- Promoción del estudio de las diversas manifestaciones artísticas a través del Sistema Educativo Formal.
- Preservación de la infraestructura y espacios culturales que constituyen la memoria histórica del país.

Para el desarrollo de estas acciones, el Viceministerio de Cultura cuenta con los siguientes organismos adscritos:

- Consejo Nacional de la Cultura.
- Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas.
- Fundación Biblioteca Ayacucho.
- Fundación La Casa de Bello.
- Fundación Casa del Artista.
- Centro Nacional Autónomo de Cinematografía.
- Centro Nacional del Libro.
- Centro de Estudios Latinoamericanos "Rómulo Gallegos"
- Fundación Cinemateca Nacional
- Compañía Nacional de Teatro
- Fundación de Etnomusicología y Folklore
- Fundación Kuai-Mare del Libro Venezolano
- Fundación "Vicente Emilio Sojo"
- Fundación Museo Armando Reverón
- Fundación Museo Arturo Michelena
- Fundación Museo de Arte Contemporáneo de Caracas "Sofía Imber".
- Fundación Museo Alejandro Otero
- Fundación Museo de Bellas Artes
- Fundación Museo de Ciencias
- Fundación Orquesta Filarmónica Nacional
- Fundación Teresa Carreño
- Fundación Poliedro de Caracas
- Fundación Galería de Arte Nacional
- Instituto de Patrimonio Cultural
- Instituto Universitario de Danza
- Instituto Universitario de Estudios Musicales
- Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón
- Instituto Universitario de Teatro
- Monte Ávila Editores Latinoamericana
- Museo de la Estampa y el Diseño Carlos Cruz Diez
- Museo Jacobo Borges.

Consejo Nacional de la Cultura

- El CONAC es el organismo responsable de ejecutar la política cultural del Estado Venezolano, con el fin de convertirla en factor indispensable y coadyuvante de la formación integral de la población. En este sentido, sus objetivos se orientan a:
- Establecer un modelo de gestión de la oferta de bienes y servicios culturales de consumo colectivo que permita la optimización, tanto del acceso como del uso, de la oferta existente y su articulación económica con los nuevos procesos de recuperación nacional.
- Dirigir la gestión y administración cultural autónoma pública como coadyuvante de la formación ciudadana integral mediante la programación y ejecución de proyectos dirigidos al desarrollo de las

áreas: Cine, Fotografía y Video, Artesanía, Museo, Teatro, Artes Visuales, Artes Auditivas, Literatura y Danza.
- Fomentar la organización de las Redes Sociales y Culturales.
- Estimular la participación privada en el desarrollo cultural.
- Promover y difundir masivamente el quehacer de los cultores, artistas, hacedores y agrupaciones culturales de todo el ámbito nacional.
- Fortalecer la presencia cultural venezolana en los escenarios internacionales como factor de amistad, cooperación, intercambio y entendimiento entre los pueblos.
- Contribuir con la difusión masiva de información sobre la gestión cultural pública, sobre los valores culturales nacionales, vida y obra de los más destacados cultores, artistas y hacedores de cultura.

Instituto Autónomo Biblioteca Nacional y De Servicios de Biblioteca

La Biblioteca Nacional es un servicio que tiene carácter de Instituto Autónomo, adscrito al MECD, cuyos objetivos son:

- Coordinar el Sistema Nacional de Bibliotecas e Información.
- Recopilar, organizar, preservar y difundir el acervo bibliográfico, no bibliográfico y audiovisual que registra la memoria nacional y la información universal relevante, a objeto de facilitar a toda la población el acceso universal a la información, de apoyar la investigación, la generación del conocimiento y la atención de las necesidades de información, conocimiento, educación, recreación y cultura, contribuyendo así a la formación de ciudadanos creativos, críticos, participativos y comprometidos con el desarrollo productivo y democrático del país.
- Promover, planificar y coordinar el desarrollo en Venezuela de un Sistema Nacional de Servicios de Bibliotecas e Información Humanística, Científica y Tecnológica.
- Administrar el Archivo Audiovisual de Venezuela, la Hemeroteca y la Mapoteca Nacional.
- Ser responsable del Servicio Nacional de Referencia.
- Ser núcleo coordinador del Sistema Nacional de Bibliotecas Públicas.

METAS

Denominación	Unidad de Medida	Programadas 2004
Preservación y conservación de Obras	Obra reservada	30.434
Enriquecimiento de Colecciones, por vía de canje, donaciones y deposito legal, para el sistema de bibliotecas	Título y volumen ingresado	192.000
Catalogación de libros, publicaciones seriadas y materiales audiovisuales	Título catalogado	21.300
Distribución de material bibliográfico y no bibliográfico ingresado en el año	Volumen distribuido	440.000
Atención de usuarios en Sala	Usuario atendido	17.447.770
Consulta de Obras	Obra consultada	37.496.277
Títulos ingresados a la Biblioteca	Nuevo título	18.000
Impresión de material informativo y divulgativo	Material impreso	649.256

Fundación Biblioteca Ayacucho

La Fundación Biblioteca Ayacucho es el organismo encargado de editar la Colección Biblioteca Ayacucho y lograr el equilibrio entre calidad y volumen de la producción editorial, a objeto de incrementar el acercamiento de la población a la cultura intelectual latinoamericana.

Los objetivos previstos por esta Fundación para el año 2004 son los siguientes:

- Actualizar y optimizar los procesos de acceso del público a las ediciones públicas para profundizar la democratización del uso de la información.
- Distribuir en concordancia con el MECD, en lo que respecta al Sistema Bibliotecario Escolar, los libros a un menor costo a fin de apoyar la promoción de la lectura.
- Promover y realizar actividades eminentemente culturales, tales como la edición de los grandes clásicos de la cultura latinoamericana.

METAS

Denominación	Unidad de Medida	Programadas 2004
Colección Clásica		
Jaques Roumain (Gobernadores del Rocío)	Ejemplar	2000
García Mongue (Obra Selecta)	Ejemplar	2000
Coronel Urtecho (Obra Poética)	Ejemplar	2000
N. Aguirre (Juan de la Rosa)	Ejemplar	2000
Ernesto Sábato (Sobre Héroes y Tumbas)	Ejemplar	2000
César Vallejo (Poesía)	Ejemplar	2000
Lezama Lima (reino de la Imagen)	Ejemplar	2000
Horacio Quiroga	Ejemplar	2000
Claves de América		
Alejandro Humboldt	Ejemplar	1500
Sor Juana Inés (Prosas)	Ejemplar	1500
J.M. Gutiérrez (Historia y Crítica)	Ejemplar	1500
La Expresión Americana		
Miguel Cané	Ejemplar	1500
Miguel Unamuno (Americanizad)	Ejemplar	1500
Programa radial 30 Años de la Fundación	Programa	24

Fundación La Casa De Bello

Esta Fundación realiza actividades inherentes a la preservación, conservación y difusión de la obra de Don Andrés Bello y de distinguidos humanistas de su época, así como de investigación, difusión y asesoramiento en el campo de las Humanidades. Es además rectora de políticas literarias y de todas aquellas manifestaciones vinculadas a la palabra escrita y oral derivada de la necesidad expresiva: narrativa, poesía, ensayo, crónica regional, testimonio, literatura infantil e indígena y teatralidad.

Objetivos planteados por La Casa de Bello para el año 2004 son los siguientes:

- Fomentar las Letras con el fin de estimular y difundir la creación literaria.
- Impulsar el área de la poesía, desde la juglar y la cantada hasta la culta, así como promover su publicación en formatos tradicionales y no tradicionales

Fundación Casa Del Artista

La Casa del Artista está encargada de preservar las condiciones formacionales, técnicas y humanas del artista, así como desarrollar los procesos de aprendizaje y formación en las distintas áreas del quehacer artístico.

Los objetivos previstos para el año 2004 por la Casa del Artista son:

- Dictar cursos dirigidos a artistas nacionales en el marco del Programa de Asistencia Integral al Artista.
- Brindar asistencia socio económica a artistas nacionales.

METAS

Denominación	Unidad de Medida	Programadas 2004
Ejecución Programa Apoyo a los Procesos de Gestión	Programa	74
Ejecución Programa Asistencia Integral al Artista (Asistencia Socio-Económica)	Artista atendido	25
Ejecución Programa Permanente de Formación y Extensión Profesional (realizados por terceros en la Casa del Artista)	Taller	32
Charlas	Charla	14
Show Musicales	Función	37
Ballet y Danza	Función	37
Otros Eventos y Espectáculos	Función	50

Centro Nacional Autónomo de Cinematografía

El CENAL es el órgano rector de la actividad cinematográfica del país y tiene como objetivos:

- Garantizar el fomento, producción, desarrollo, difusión y protección de la Cinematografía Nacional y de las obras cinematográficas.

- Promocionar y apoyar la participación de la obra cinematográfica en festivales nacionales e internacionales.

METAS

Denominación	Unidad de Medida	Programadas 2004
Producción y terminación de largometrajes	Proyecto	6
Montaje de Proyectos	Proyecto	6
Producción y Terminación de cortometrajes	Proyecto	10
Coproducciones (Ibermedia)	Apoyo	1
Coproducciones minoritarias	Proyecto	2
Producción de cortometrajes	Proyecto	8
Desarrollo de guiones	Proyecto	10
Film comisión	Proyecto	3

METAS

Denominación	Unidad de Medida	Programadas 2004
Programa de relaciones interinstitucionales	Apoyo	1
Terminación del proyecto (largometraje y cortometraje)	Proyecto	6
Apoyo evento realizado en Venezuela	Apoyo	4
Presencia del cine en encuentros internacionales	Apoyo	150
Campañas promocionales de cine	Proyecto	4
Comercialización nacional	Apoyo	10
Comercialización internacional	Apoyo	2
Formación de recursos humanos y fomento de la investigación	Proyecto	10
Apoyo a la exhibición	Evento	4

***Centro* Nacional del Libro**

El Centro Nacional del Libro (CENAL) es un instituto autónomo que tiene como objetivos:

- Promocionar, estimular y fomentar el libro y la industria internacional y gráfica venezolana mediante su comercialización en el circuito internacional de ferias del libro, así como también impulsar acuerdos y convenios a favor del intercambio comercial y cultural.
- Democratizar y promover el acceso a la lectura.

METAS

Denominación	Unidad de Medida	Programadas 2004
Organizar el Primer encuentro de Países del Mercoliber (Mercado Común Iberoamericano del Libro)		
Registrar títulos en el Sistema ISBN	Título registrado	3.000
Convertir títulos históricos del ISBN del Sistema Notis a Microsoft Access	Título convertido	68.000
Incrementar los sujetos inscritos en el Registro Nacional del sector libro	Sujeto registrado	360
Adquirir programa para gerenciar el área de Recursos Humanos CENAL	Programa	1
Efectuar reuniones de 6 horas c/u para integrar el sector libro y promover la inversión privada nacional y extranjera	Reunión	16
Establecer convenios para la exposición del libro venezolano en otros países	Convenio	2
Otorgar beca por concepto de derecho de autor al alumno (a) ganador (a) del Taller Literario Infantil de la Fiesta del Libro.	Beca otorgada	1

METAS

Denominación	Unidad de Medida	Programadas 2004
Dictar talleres contra la piratería y reprografía para fiscales, técnicos y públicos del área metropolitana	Taller	4
Realizar reuniones interinstitucionales de divulgación y coordinación de proyectos	Reunión	24
Realizar Talleres sobre Edición (Ferias Regionales)	Taller	5
Realizar Talleres con especialistas extranjeros para la Escuela del Libro	Taller	3
Realizar seminarios con especialistas extranjeros en el marco de la XI Feria Internacional del Libro Caracas 2004	Seminario	1
Realizar cursos de Formación Literaria	Curso	6
Premiación al mejor libro del Año 2003	Premio	1
Fiesta del Libro en 4 estados del país	Evento	4
Realizar la XI Feria Internacional del Libro de Caracas	Feria	1
Gestionar créditos al PYME para incrementar la producción del libro	Crédito	4

Fundación Centro de Estudios Latinoamericanos Romúlo Gallegos

El Centro de Estudios Latinoamericanos Rómulo Gallegos, CELARG, es un lugar de encuentro de todas las culturas, donde se promueve la conducción y desarrollo de investigaciones y actividades de formación, animación y debate público sobre la cultura de América Latina y el Caribe, al tiempo que fortalece las relaciones institucionales para la promoción y la difusión de las ideas y las expresiones culturales.

Así, los objetivos que se plantea para el año 2004 son:

- Fortalecer la investigación.
- Poner en escena las distintas expresiones culturales.
- Consolidar la imagen corporativa.
- Desarrollar estrategias de acción comunitaria y ejecución descentralizada.
- Promover y apoyar creaciones artísticas alternativas.
- Crear y mantener espacios para el debate público.
- Fomentar la actividad formativa.

Fundación Cinemateca Nacional

La Cinemateca Nacional es una institución orientada a la difusión de las artes audiovisuales, en especial las producciones venezolanas y latinoamericanas, en condiciones de calidad para contribuir a la diversidad cultural.

Son sus objetivos para el año 2004, los siguientes:

- Llevar a cabo obras de infraestructura como la construcción de nuestra sede, así como otras destinadas a la conservación de obras audiovisuales.

- Estimular el desarrollo de trabajos de investigación y documentación en el área de las artes audiovisuales.
- Fomentar el desarrollo de programas de formación de recursos humanos en el área.
- Crear la red de salas exhibición.
- Producir materiales audiovisuales y publicaciones.

Compañía Nacional de Teatro

Institución dedicada a la difusión del teatro, realizando obras de la más alta calidad para dar a conocer el arte teatral y lograr complementar la educación integral del venezolano.

Son sus objetivos:

- Apoyar la labor de los profesionales que han contribuido al desarrollo del teatro venezolano y propiciar la promoción y capacitación de nuevos valores en esta área.
- Aumentar la cantidad de espectadores no sólo en el área metropolitana sino en las principales ciudades del país.
- Crear un módulo de información permanente para atender las necesidades culturales relacionadas con el área del teatro, de los estudiantes y público en general.
- Realizar alianzas con instituciones educativas.
- Negociar acuerdos de complementación con instituciones del campo cultural para ejecutar producciones.

Fundación de Etnomusicologia y Folklore

El FUNDEF es una institución orientada a preservar la tradición artesanal e innovar sobre las formas de creación de los valores culturales de la nación para fortalecer nuestra identidad nacional.

Para el año 2004, se plantean los siguientes objetivos:

- Promover y difundir los valores de tradición artesanal del país.
- Comercializar el hecho artesanal.
- Conservar y restaurar el patrimonio institucional.
- Adquirir y mantener colecciones de piezas y obras de valor cultural.
- Investigar las expresiones de la cultura popular tradicional y desarrollar proyectos divulgativos para su resguardo.
- Formar y capacitar el recurso humano para preservar la calidad de la obra y su creador.
- Planificar, y asesorar en el diseño de los proyectos.

Fundacion Kuai-Mare del Libro Venezolano

Fundación que orienta sus acciones a crear un mercado para el libro venezolano, garantizando su presencia en Venezuela, en América Latina y el Caribe, para contribuir al desarrollo integral del país facilitando a los ciudadanos el acceso al mundo de las ideas y conocimientos.

El objetivo principal de la Fundación es:

- Promover, difundir, comercializar y vender la producción editorial venezolana, latinoamericana y del Caribe, así como de organismos nacionales e internacionales, con la finalidad de ampliar su presencia en el territorio nacional y motivar la adquisición del libro como producto cultural y de mercado, en diversos sectores de la sociedad venezolana y de otros países.

Fundación Vicente Emilio Sojo

A la Fundación Vicente Emilio Sojo le corresponde estudiar, difundir e integrar la música venezolana y latinoamericana, con especial énfasis en la vida y obra del maestro Vicente Emilio Sojo y de los grandes valores de la música de Venezuela y América Latina.

La gestión de la fundación se centra en los siguientes objetivos:

- Investigar la música venezolana, latinoamericana y del Caribe de tradición escrita.
- Difundir los resultados de las investigaciones a través de diferentes medios (publicaciones, grabaciones, micros para programas de radio y TV).
- Estimular la investigación musicológica mediante la organización de cursos, talleres, seminarios, conferencias que permitan difundir la cultura musical venezolana, latinoamericana y del Caribe.

Fundación Museo Armando Reverón

Fundación cuyas acciones se orientan a la difusión, adquisición, preservación, investigación y fomento de las artes plásticas internacionales de todos los tiempos con énfasis en el arte americano y en especial el venezolano; así como también a la cooperación con otras instituciones del país en la promoción del arte venezolano y de la obra de Armando Reverón en el exterior.

Son sus principales objetivos:

- Proyectar y difundir la vida y obra de Armando Reverón a escala nacional, como vía de afianzar la autoestima y la identidad nacional a través del conocimiento de la existencia y el trabajo de venezolanos ejemplares, como Armando Reverón.
- Proyectar y difundir la vida y obra de Armando Reverón a escala internacional, como logro de una política que entiende integralmente la actual coyuntura económica, en la que el país necesitar afianzar su imagen como una estrategia geopolítica.

Fundación Museo Arturo Michelena

Fundación que orienta sus acciones al enriquecimiento del patrimonio artístico, garantizando la satisfacción de la comunidad nacional y reforzando su proyección internacional para consolidar al museo como centro de referencia de la cultura del siglo XIX, sus antecedentes inmediatos y posteriores proyecciones.

Los objetivos principales de la Fundación son:

- Consolidar un centro de investigación y referencia del arte y la cultura del siglo XIX.
- Contribuir a la formación de conservadores y restauradores profesionales al servicio de los museos y del coleccionismo nacional.
- Proyectar la obra de Arturo Michelena internacionalmente

Fundación Museo de Arte Contemporáneo de Caracas Sofía Imber

El Museo de Arte Contemporáneo de Caracas Sofía Imber es una institución orientada a producir programas y servicios sobre arte contemporáneo que permitan desarrollar espacios de comunicación entre el artista y el público para contribuir a mejorar la calidad de vida por medio de la formación y la recreación.

Para el año 2004, se plantea entre sus objetivos:

- Optimizar la capacidad instalada en infraestructura y la colección.
- Crear programas que estimulen la creatividad de niños y jóvenes hacia el arte.
- Diseñar un plan de alianzas estratégicas que impulsen nuestra sustentabilidad.
- Crear una red con instituciones afines.

Fundación Museo Alejandro Otero

El Museo Alejandro Otero es una institución que orienta su actividad hacia la investigación del arte moderno contemporáneo y experimental y su difusión en el ámbito nacional e internacional para que el colectivo disfrute de un acercamiento al hecho cultural y de los beneficios de la producción artística.

Su objetivo principal es:

- Investigar, experimentar, integrar y difundir el arte moderno y contemporáneo en la comunidad, bajo las líneas de pensamiento del artista Alejandro Otero.

Fundación Museo de Bellas Artes

Fundación que proyecta los valores de la creación nacional y universal a través de su colección y de otros productos y servicios culturales para contribuir al desarrollo integral de la sociedad venezolana.

Su objetivo principal es:

- Proyectar el arte universal en el territorio nacional a través de la difusión de su colección y de la educación informal mediante estrategias innovadoras y efectivas, la creación de alianzas estratégicas para fortalecer la red nacional de museos y el incremento de la colección de arte latinoamericano.

Fundación Museo de Ciencias

El Museo de Ciencias es una fundación creada para divulgar y desarrollar el conocimiento científico y ampliar el acceso y participación de los ciudadanos al conocimiento, desarrollando la creatividad y la innovación para contribuir a la democratización y disfrute de la ciencia.

Son sus objetivos:

- Contribuir al desarrollo del conocimiento científico.
- Investigar, preservar y conservar el patrimonio científico y cultural que posee el museo.
- Contribuir al pensamiento global, holístico, fomentando la integración del conocimiento y trabajo conjunto, interdisciplinario de especialistas.
- Fomentar la capacidad de abstracción y de innovación, promoviendo la creatividad, especialmente en los sectores más jóvenes de la población.
- Contribuir a la lectura multidimensional de diversas realidades prioritarias para la comprensión del país y su gente.
- Modernizar los lenguajes y métodos para la utilización de las más actuales tecnologías e innovaciones museográficas.

Fundación Orquesta Filarmónica Nacional

Fundación que se consolida como una empresa musical capaz de difundir la experiencia creativa musical venezolana en el ámbito nacional de la música con patrones de alta calidad y vocación para contribuir en formación estética de la audiencia musical.

En este marco, sus objetivos son:

- Presentar la obra de artistas de la música nacional, latinoamericana y universal en formatos diversos.
- Fomentar la música de la crítica musical.
- Mantener una alta calidad musical de dentro de la orquesta.
- Contribuir a la formación y actualización de públicos y audiencias.
- Contribuir a aumentar la calidad de servicio de los espacios públicos con espectáculos de entretenimiento musical
- Apoyar el desarrollo del movimiento orquestal nacional.

METAS

Denominación	Unidad de Medida	Programadas 2004
Realizar conciertos de música latinoamericana y venezolana	Concierto	38
Programas de radio	Programa	4
Fomento, incentivo y difusión del talento creativo artístico musical venezolano	Taller	3
Realizar conciertos didácticos dirigidos a escolares de Escuelas Bolivarianas	Concierto	20
Ofrecer la oportunidad a estudiantes de realizar pasantías profesionales	Pasantía	72
Incentivar homenaje al Premio Nacional de la Música	Concierto	2
Audiciones	Audición	20

Fundación Teresa Carreño

Es una institución cultural, cuya formación y establecimiento es auspiciada por el Estado venezolano para contratar, promocionar, producir y presentar en su dependencia del Complejo Cultural Teresa Carreño, espectáculos de alta calidad artística sin fines de lucro y que constituyan un aporte al acervo cultural de la nación venezolana.

Es su objetivo primordial:

- Producir, coordinar, montar y ejecutar eventos y espectáculos de diversos géneros artísticos nacionales e internacionales, a través del desarrollo de proyectos artísticos propios, independientes o coproducciones.

Fundación Poliedro de Caracas

Es una institución que orienta su gestión a organizar, presentar y producir actividades que promuevan e impulsen la cultura en todas sus expresiones, propiciando la creatividad y la democratización de los bienes y servicios culturales como un aporte al desarrollo integral del equipo de trabajo de esta Fundación y de la sociedad en general, garantizando la participación de la comunidad e instituciones públicas y privadas.

Entre sus principales objetivos, se plantean los siguientes:

- Elaborar y realizar el seguimiento de una programación cultural que se guíe por los valores de democratización de las oportunidades para los distintos tipos de espectáculos artísticos, garantizando su diversidad.
- Coordinar y supervisar, junto con las Empresas Promotoras de eventos, la producción de espectáculos y eventos en las áreas destinadas para tal finalidad.

- Crear e implementar estrategias comunicacionales basadas en objetivos puntuales que estén dirigidas al relanzamiento de la imagen de la Fundación Poliedro de Caracas como una sala de espectáculos integral, en donde tenga cabida toda clase de manifestación.

Fundación Galería de Arte Nacional

Institución dedicada a salvaguardar el patrimonio plástico nacional a través de la investigación, colección, conservación, promoción y difusión de las artes visuales de Venezuela de todos los tiempos, así como la obra de creadores ligada a la realidad artística venezolana, para fortalecer la identidad y la ciudadanía y contribuir al desarrollo cultural del país.

Son sus objetivos:

- Fortalecer su capacidad de gestión para responder a nuevas demandas externas e internas en función de las políticas culturales vigentes, a fin de lograr una mayor participación comunitaria por medio de acciones mancomunadas y coordinadas y de cobertura en todo el territorio nacional.
- Promover el desarrollo museístico sustentable como estrategia de desarrollo cultural y para contribuir a la disminución de los desequilibrios políticos, económicos, sociales, territoriales, ambientales e internacionales.

Instituto de Patrimonio Cultural

El Instituto del Patrimonio Cultural es el ente rector de las políticas del Estado dirigidas a la defensa del patrimonio cultural de la República. En tal sentido, le corresponde la misión de dictar y hacer cumplir las políticas, lineamientos y directrices para la protección integral del patrimonio cultural, garantizando su transmisión para el uso y disfrute de las generaciones presentes y futuras, mediante la participación, coordinación y concertación social e institucional.

El Instituto se plantea como objetivo principal:

- Regir y coordinar la identificación, preservación, rehabilitación, defensa, salvaguarda y consolidación de las obras, conjuntos y lugares creados por el hombre o de origen natural, que se encuentren en el territorio venezolano, y que por su contenido cultural constituyan elementos fundamentales de nuestra identidad nacional.

Instituto Universitario de Danza

El Instituto Universitario de Danza es una organismo dotado de una orientación estratégica destinada a formar al más alto nivel académico y artístico los recursos humanos que requiere la danza escénica, apoyados por un calificado equipo docente de reconocida calidad y diversidad profesional, con el fin de desarrollar procesos de formación, investigación, creación, producción, animación, extensión y producción que permitan la proyección de esta disciplina como manifestación estética de relevante presencia en el medio cultural nacional e internacional.

Son sus objetivos:

- Formar al más alto nivel académico y artístico, recursos humanos para la danza, mediante la aplicación interdisciplinaria del arte, las ciencias y la tecnología, que impulsen el desarrollo de la cultura dancística como parte del desarrollo social del país.
- Fomentar los procesos de investigación en el campo de la danza como constructora del conocimiento, su configuración y su inserción el seno de la vida social.
- Fortalecer el acceso a los bienes, servicios y productos del campo de la danza y sus posibilidades creadoras, expresivas, comunicativas y de captación, que contribuyan a la integración y desarrollo de la sociedad venezolana.
- Adecuar las estructuras y acciones administrativas de personal, gerencial y de control, al proceso de desarrollo organizacional cualitativo, perfectible, ágil y simplificado con la gestión administrativa de carácter público.

Instituto Universitario de Estudios Musicales

El Instituto Universitario de Estudios Musicales es un reconocido centro de formación de profesionales universitarios en el campo de la música a través de actividades académicas, de investigación, de gestión y de extensión y producción, capaces de desempeñarse en el ámbito nacional e internacional en las áreas de ejecución instrumental, composición, educación musical, Etnomusicología, musicología, dirección orquestal, dirección coral y canto lírico, comprometidos con el desarrollo cultural, educativo, social, político territorial y ambiental del país y con los valores universales de la música como arte.

Son sus objetivos:

- Brindar formación universitaria en las diversas especialidades de la música, mediante la aplicación interdisciplinaria del arte, las ciencias y la tecnología, que impulsen el desarrollo de la cultura musical como parte del desarrollo social del país.
- Prestar servicios culturales en el área de la música que contribuyan al desarrollo de la sociedad venezolana mediante el diseño e implementación de proyectos a nivel comunitario y regional.
- Fomentar la investigación de nuevos conocimientos musicales, junto a las demás artes, en beneficio del bienestar colectivo y del desarrollo de la nación.
- Promover dentro de su modelo académico, la creación de bienes culturales musicales.

Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón

Institución orientada hacia la formación y desarrollo de los recursos humanos nacionales en las diversas disciplinas y derivaciones técnicas de las artes plásticas.

Son sus objetivos:

- Formar licenciados con conocimiento integral de las artes plásticas, con alto nivel de excelencia académica.
- Dar continuidad al programa de maestría "Práctica y Crítica de los Sistemas de Representación Visual Contemporáneos".
- Fomentar la investigación de en las diversas disciplinas y derivaciones técnicas de las artes plásticas y su relación con las demás artes, en beneficio del bienestar colectivo y del desarrollo de la nación.
- Mantener el Programa Expositivo en la Galería Caño Amarillo y en los espacios internos del IUESAPAR.
- Reactivar el Proyecto de Animación Cultural.

Instituto Universitario de Teatro

El Instituto Universitario de Teatro es una institución que se desarrolla como centro de formación teatral del nivel de educación superior, capaz de brindar al estudiante las herramientas necesarias para su desempeño como profesional en correspondencia con las exigencias de una realidad teatral altamente competitiva, tanto en el ámbito nacional como en el internacional, enmarcado en una visión del teatro como servicio cultural público.

En este marco, se plantea los siguientes objetivos:

- Desarrollar y dirigir programas que conduzcan a la formación de un profesional integral del teatro, suficientemente calificado y capaz de interpretar adecuadamente la realidad socio - cultural del país, de manera que contribuya a su transformación y al incremento permanente de la cultura, para beneficio de la colectividad nacional.
- Realizar, promover y cooperar en estudios de investigación, atendiendo a las necesidades y requerimientos del país, para contribuir al desarrollo del teatro venezolano.
- Preservar y enriquecer el patrimonio cultural teatral del país y especialmente de la región, considerando los valores espirituales fundamentales y la capacidad creativa y razonadora del hombre.
- Desarrollar programas que fortalezcan la vinculación con la comunidad y profundicen su acervo cognoscitivo y estético.
- Estimular a las personas, instituciones y comunidades para que promuevan, apoyen y desarrollen planes, programas y actividades culturales en el país o en el exterior en todo lo relacionado con el teatro.

- Promover la libertad cultural, así como el derecho a la invención, producción y divulgación de la obra creativa, científica, tecnológica y humanística, incluyendo la protección legal de los derechos del autor o autores sobre sus obras.
- Incorporar nuevas orientaciones en torno a los estudios de teatro, así como modernos sistemas de aprendizaje y estructuras en la Educación Superior mediante la permanente revisión y actualización de la oferta académica.

Monte Ávila Editores Latinoamericana, C.A.

Es una empresa editorial que orienta sus acciones a contribuir al desarrollo cultural del venezolano y a la proyección de la obra creadora de nuestros autores, a través de la edición, distribución y venta de productos editoriales en Venezuela y en el exterior.

Para el año 2004, se propone entre sus objetivos los siguientes:

- Rescatar el sello editorial promoviendo a los autores nacionales y extranjeros de su fondo, convirtiendo el depósito en un lugar de rotación de la mercancía para alcanzar a mediano plazo la autogestión financiera.
- Reorientar y profundizar la misión, visión, orientación, estrategia y estructura programática de Monte Ávila Editores Latinoamericana, C.A., para adecuarla a los lineamientos y políticas culturales, educativas y de mejoramiento socioeconómico del Estado venezolano.
- Adecuar la actuación de la Institución a los lineamientos de la transformación cultural.

Fundación Museo de la Estampa y del Diseño Carlos Cruz Diez

Institución museística destinada a valorizar la estampa y el diseño como expresiones artísticas y culturales, dignificándolas en sus dimensiones estéticas y creativas, a fin de propiciar su conocimiento y disfrute como medio de promoción social.

Son sus objetivos:

- Difundir la estampa y el diseño a nivel nacional e internacional.
- Programar actividades que fomenten la preservación de las estampas y diseños, como bienes culturales.
- Investigar los procesos creativos inherentes a la estampa y el diseño, y la historia de ambas modalidades.
- Incrementar el patrimonio del Museo de la Estampa y del Diseño Carlos Cruz-Diez.

Fundación Museo del Oeste Jacobo Borges

Fundación a la cual le corresponde potenciar una relación entre lo museístico y lo social, generando espacios para la creación, que fomenten el logro de una mejor calidad de vida.

Son sus objetivos:

- Diseñar propuestas museísticas que involucren a la comunidad.
- Ampliar la presencia y el impacto del museo en la comunidad, en la ciudad, en el país y en el exterior.
- Auspiciar el desarrollo y promoción de los creadores locales.
- Mantener un plan didáctico que permita una mejor comprensión de la realidad inmediata y universal que estimule las capacidades creativas de nuestros públicos.
- Promover el desarrollo de los recursos humanos y museológicos para el mejoramiento de la calidad del servicio.

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Formular, coordinar y articular el desarrollo de la política cultural nacional enmarcada en el plan estratégico	Trámite Administrativo	1	253.080.002.553
TOTAL			253.080.002.553

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de personal	578.768.833
	- Recursos Ordinarios	505.941.588
	- Gestión Fiscal	72.827.245
402	Materiales y suministros	79.076.000
	- Recursos Ordinarios	79.076.000
403	Servicios no personales	21.255.000
	- Recursos Ordinarios	21.255.000
407	Transferencias	252.400.902.720
	- Recursos Ordinarios	160.729.516.306
	- Gestión Fiscal	58.065.544.321
	- Otras Fuentes de Financiamiento	33.605.842.093
	TOTAL	**253.080.002.553**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	41	249.026.364
- Directivo	9	86.536.068
- Profesional y Técnico	16	114.474.972
- Personal Administrativo	8	24.293.340
- Obreros	8	23.721.984
TOTAL	**41**	**249.026.364**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	13	38.548.224
II	247.105 - 297.105	3	9.467.100
III	297.106 - 347.106	2	8.082.216
IV	347.107 - 397.107		
V	397.108 - 447.108	1	5.206.908
VI	447.109 - 497.109	4	21.910.704
VII	497.110 - 547.110	2	12.754.776
VIII	547.111 - 597.111	1	6.709.008

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
IX	597.112 - 647.112	2	14.541.120
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115	4	37.310.760
XIII	797.116 - 847.116	2	19.899.064
XIV	847.117 - 897.117	5	51.392.880
XV	897.118 - 947.118	1	11.186.688
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	1	12.016.916
	TOTAL	**41**	**249.026.364**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	250.230.902.720
407	01	00	00	Transferencias corrientes internas	250.230.902.720
407	01	02	00	Transferencias corrientes al sector público	250.230.902.720
407	01	02	02	Transferencias corrientes a los entes descentralizados	249.869.902.720
				A0002 - Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas.	21.500.000.000
				- Recursos Ordinarios	15.050.000.000
				- Gestión Fiscal	5.353.500.000
				- Otras Fuentes de Financiamiento	1.096.500.000
				A0012 - Consejo Nacional de la Cultura (CONAC).	172.177.371.980
				- Recursos Ordinarios	104.350.868.482
				- Gestión Fiscal	38.223.797.366
				- Otras Fuentes de Financiamiento	29.602.706.132
				Gastos de funcionamiento	42.419.925.784
				Programación áreas CONAC	5.640.423.610
				Edificaciones culturales contemporáneas	3.500.000.000
				Fondo de estimulo para la creatividad	5.292.552.304
				Fondo de cogestión cultural	9.622.000.000
				Proyectos especiales	59.000.000.000
				Programa de financiamiento cultural	46.702.470.282
				A0062 - Instituto Universitario de Estudios Musicales.	2.071.221.758
				- Recursos Ordinarios	1.470.567.448
				- Gestión Fiscal	515.734.218
				- Otras Fuentes de Financiamiento	84.920.092
				A0149 - Instituto Universitario de Teatro.	2.087.061.496
				- Recursos Ordinarios	1.481.813.662
				- Gestión Fiscal	519.678.313
				- Otras Fuentes de Financiamiento	85.569.521
				A0150 - Instituto de Patrimonio Cultural.	2.568.223.437
				- Recursos Ordinarios	1.823.438.640

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Gestión Fiscal	639.487.636
				- Otras Fuentes de Financiamiento	105.297.161
				A0151 - Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón	2.299.554.775
				- Recursos Ordinarios	1.632.683.890
				- Gestión Fiscal	572.589.139
				- Otras Fuentes de Financiamiento	94.281.746
				A0158 - Compañía Nacional de Teatro.	491.496.330
				- Recursos Ordinarios	348.962.394
				- Gestión Fiscal	122.382.586
				- Otras Fuentes de Financiamiento	20.151.350
				A0161 - Fundación Orquesta Filarmónica Nacional	2.284.689.378
				- Recursos Ordinarios	1.622.129.458
				- Gestión Fiscal	568.887.655
				- Otras Fuentes de Financiamiento	93.672.265
				A0187 - Instituto Universitario de Danza	1.064.652.916
				- Recursos Ordinarios	755.903.570
				- Gestión Fiscal	265.098.576
				- Otras Fuentes de Financiamiento	43.650.770
				A0188 - Fundación Museo Jacobo Borges	1.560.115.698
				- Recursos Ordinarios	1.107.682.145
				- Gestión Fiscal	388.468.808
				- Otras Fuentes de Financiamiento	63.964.745
				A0189 - Fundación Museo de la Estampa y del Diseño "Carlos Cruz Diez"	1.017.264.315
				- Recursos Ordinarios	722.256.664
				- Gestión Fiscal	253.298.814
				- Otras Fuentes de Financiamiento	41.708.837
				A0301 - Fundación Biblioteca Ayacucho.	1.257.000.000
				- Recursos Ordinarios	879.900.000
				- Gestión Fiscal	312.993.000
				- Otras Fuentes de Financiamiento	64.107.000
				A0342 - Fundación La Casa de Bello.	472.300.000
				- Recursos Ordinarios	330.610.000
				- Gestión Fiscal	117.602.700
				- Otras Fuentes de Financiamiento	24.087.300
				A0350 - Fundación Museo de Arte Contemporáneo de Caracas Sofía Imber	3.635.430.074
				- Recursos Ordinarios	2.581.155.353
				- Gestión Fiscal	905.222.088
				- Otras Fuentes de Financiamiento	149.052.633
				A0371 - Fundación Vicente Emilio Sojo	517.403.666
				- Recursos Ordinarios	367.356.603
				- Gestión Fiscal	128.833.513
				- Otras Fuentes de Financiamiento	21.213.550
				A0372 - Fundación Teresa Carreño	7.829.881.448
				- Recursos Ordinarios	5.559.215.828
				- Gestión Fiscal	1.949.640.481
				- Otras Fuentes de Financiamiento	321.025.139
				A0373 - Fundación Centro de Estudios Latinoamericano Rómulo Gallegos	1.881.442.861
				- Recursos Ordinarios	1.335.824.431
				- Gestión Fiscal	468.479.273

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Otras Fuentes de Financiamiento	77.139.157
				A0374 - Fundación Kuai - Mare del Libro Venezolano	933.463.196
				- Recursos Ordinarios	662.758.869
				- Gestión Fiscal	232.432.336
				- Otras Fuentes de Financiamiento	38.271.991
				A0375 - Fundación Casa del Artista	396.100.000
				- Recursos Ordinarios	277.270.000
				- Gestión Fiscal	98.628.900
				- Otras Fuentes de Financiamiento	20.201.100
				A0376 - Fundación Museo de Bellas Artes	3.499.232.182
				- Recursos Ordinarios	2.484.454.849
				- Gestión Fiscal	871.308.814
				- Otras Fuentes de Financiamiento	143.468.519
				A0377 - Fundación Museo Alejandro Otero	1.593.398.198
				- Recursos Ordinarios	1.131.312.721
				- Gestión Fiscal	396.756.151
				- Otras Fuentes de Financiamiento	65.329.326
				A0378 - Fundación de Etnomusicología y Folklore	1.228.108.237
				- Recursos Ordinarios	871.956.848
				- Gestión Fiscal	305.798.951
				- Otras Fuentes de Financiamiento	50.352.438
				A0379 - Fundación Museo de Ciencias	2.667.606.145
				- Recursos Ordinarios	1.894.000.363
				- Gestión Fiscal	664.233.930
				- Otras Fuentes de Financiamiento	109.371.852
				A0380 - Fundación Museo Armando Reverón	396.129.311
				- Recursos Ordinarios	281.251.811
				- Gestión Fiscal	98.636.198
				- Otras Fuentes de Financiamiento	16.241.302
				A0381 - Fundación Museo Arturo Michelena	977.021.572
				- Recursos Ordinarios	673.947.316
				- Gestión Fiscal	236.356.172
				- Otras Fuentes de Financiamiento	66.718.084
				A0390 - Fundación Cinemateca Nacional.	1.637.480.001
				- Recursos Ordinarios	1.162.610.801
				- Gestión Fiscal	407.732.520
				- Otras Fuentes de Financiamiento	67.136.680
				A0392 - Fundación Galería de Arte Nacional	3.297.079.145
				- Recursos Ordinarios	2.340.926.193
				- Gestión Fiscal	820.972.707
				- Otras Fuentes de Financiamiento	135.180.245
				A0413 - Fundación Poliedro de Caracas	1.085.575.712
				- Recursos Ordinarios	486.758.756
				- Gestión Fiscal	170.708.352
				- Otras Fuentes de Financiamiento	428.108.604
				A0821 - Centro Nacional Autónomo de Cinematografía (CNAC)	3.251.700.000
				- Recursos Ordinarios	2.276.190.000
				- Gestión Fiscal	809.673.300
				- Otras Fuentes de Financiamiento	165.836.700
				A0829 - Centro Nacional del Libro (CNL)	1.523.900.000
				- Recursos Ordinarios	1.066.730.000
				- Gestión Fiscal	379.451.100

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Otras Fuentes de Financiamiento	77.718.900
				A0838 - Monteavila Editores Latinoamericana.	2.667.998.889
				- Recursos Ordinarios	1.894.279.211
				- Gestión Fiscal	664.331.724
				- Otras Fuentes de Financiamiento	109.387.954
407	01	02	04	Transferencias corrientes a las entidades federales	361.000.000
				E5200 - Estado Anzoátegui	361.000.000
				- Recursos Ordinarios	252.700.000
				- Gestión Fiscal	89.889.000
				- Otras Fuentes de Financiamiento	18.411.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	2.170.000.000
407	01	00	00	Transferencias corrientes internas	2.170.000.000
407	01	01	00	Transferencias corrientes al sector privado	2.170.000.000
407	01	01	12	Subsidios culturales al sector privado	2.170.000.000
				S0942 - Sociedad Orquesta Sinfónica de Venezuela.	2.060.000.000
				- Recursos Ordinarios	1.442.000.000
				- Gestión Fiscal	512.940.000
				- Otras Fuentes de Financiamiento	105.060.000
				S1756 - Fundación Cantos Tradicionales José Elías Villarroel	20.000.000
				Recursos Ordinarios	20.000.000
				S1757 - Asociación Civil José Celedonio Tubores	30.000.000
				Recursos Ordinarios	30.000.000
				S1758 - Fundación Cultural Alí Primera (FUNDALIP)	20.000.000
				Recursos Ordinarios	20.000.000
				S1759 - Asociación Civil Culto Aborigen a María Lionza	20.000.000
				Recursos Ordinarios	20.000.000
				S1760 - Asociación Palmeros Asuntinos (APA)	20.000.000
				Recursos Ordinarios	20.000.000

PROGRAMA: 07 - PROGRAMA DE DEPORTES

UNIDAD EJECUTORA: Despacho del Viceministro de Deportes

En el marco de la directriz estratégica "Garantizar el derecho de la práctica deportiva, recreativa de calidad con sentido de equidad e igualdad para todos", al Despacho del Viceministro del Deporte, le compete coordinar las acciones referidas a la ejecución de las políticas deportivas del Estado Venezolano, así como estimular el desarrollo de la actividad deportiva, establecer planes de consolidación y mecanismos de coordinación a nivel nacional, estadal y municipal, así como propiciar la participación de las organizaciones deportivas y estimular el desarrollo del deporte escolar.

Son objetivos del Viceministerio de Deportes los siguientes:

- Diseñar políticas, directrices y acciones estratégicas a través de programas, proyectos y propuestas que permitan el rediseño curricular de la educación física, la masificación y diversificación del deporte escolar con la finalidad de garantizar el proceso de cambio y optimización de la pirámide deportiva nacional.
- Garantizar que la educación física se realice de forma obligatoria en todos los niveles y modalidades del sistema escolar.
- Favorecer el desarrollo psicomotor, de habilidades, destrezas naturales, y preservar la salud y fomentar los valores sociales e individuales.
- Profundizar en el proceso de masificación de las actividades deportivas, recreativas y para la salud, con la intención de aumentar la participación de la población venezolana en éstas y contribuir así, con su formación integral.
- Garantizar todas las condiciones de preparación internacional para ubicar al país en los sitiales del deporte olímpico.
- Desarrollar la infraestructura deportiva en los centros de alto rendimiento y otras instalaciones deportivas.

En este sentido se contempla la ejecución de las siguientes acciones:

- Dotación de materiales y equipos deportivos a los planteles públicos.
- Reparación y mantenimiento de la infraestructura deportiva ubicada en los planteles.
- Capacitación del recurso humano que se desempeña como docente en las áreas de educación física, deporte y recreación en los planteles públicos.
- Apoyo a las unidades operativas que conforman el programa.
- Asistencia integral al atleta de Alto Rendimiento.
- Apoyo a las organizaciones deportivas a través de asistencia a cursos y talleres para el mejoramiento profesional.
- Fortalecimiento de las Federaciones en su gestión y organización para una actividad deportiva eficiente.
- Apoyo técnico-administrativo a las unidades operativas para el desarrollo de los programas deportivos.
- Consolidación de actividades deportivas y recreativas como nuevos deportes, para ampliar la participación de la población.
- Atención al fortalecimiento de los sectores civiles organizados en materia deportiva, recreativa y para la salud, a través del apoyo técnico, financiero y logístico.
- Acondicionamiento y dotación de los centros de preparación para un desarrollo deportivo de calidad.
- Apoyo económico a las unidades educativas de formación deportiva.
- Participación en juegos deportivos nacionales e internacionales
- Atención socioeconómica a los Atletas.

METAS

Denominación	Unidad de Medida	PROGRAMADAS 2004
Dotar planteles Públicos de materiales deportivos	Plantel	600
Dotar alumnos de Uniformes Deportivos (monos, franelas y shorts)	Alumno	3.500

Instituto Nacional de Deportes (IND)

El objetivo primordial del IND es planificar, formular, dirigir, estimular, coordinar, proteger, supervisar y evaluar las actividades deportivas que se desarrollan en el territorio nacional, así como también fomentar la participación de representantes venezolanos en competencias deportivas internacionales.

En cuanto a los niveles estadal, municipal y parroquial, la competencia está asignada a los órganos que para tales fines sean creados por los poderes públicos de dichas entidades, respectivamente en el marco de las políticas y directrices dictadas por el Viceministerio.

Durante el año 2004, el IND desarrollará los siguientes programas:

Programa Deporte de Rendimiento

Se entiende por Deporte de Rendimiento, el conjunto de actividades mediante las cuales se persigue mejorar el rendimiento deportivo competitivo, a través de un proceso de entrenamiento sistemático y organizado hasta alcanzar niveles superiores. En tal sentido, este programa se relaciona con la organización y gerencia para que los deportistas logren rendimiento superior en la participación en los eventos deportivos. Los atletas con mejores condiciones, persiguen la incorporación a las diferentes selecciones deportivas estadales y nacionales, con el fin de representar exitosamente a su estado y país en las confrontaciones deportivas de mayor nivel, tanto en el ámbito nacional como internacional.

Para lograr que el trabajo programado estratégicamente se realice de forma eficiente, eficaz y productiva, es necesario realizar supervisiones y controles del trabajo a cada ente regional, federaciones deportivas nacionales y centros de preparación de los atletas en todo el país, así como el control médico de las diferentes selecciones durante la participación en eventos nacionales e internacionales.

Por otra parte, es necesario e imprescindible la capacitación y actualización en cursos, asambleas y congresos internacionales del personal que debe realizar estas supervisiones y controles de las actividades programadas, generando gastos de traslado, alojamiento y alimentación del personal de la Dirección General Sectorial de Rendimiento Deportivo.

Los Juegos Deportivos Nacionales son la actividad deportiva nacional más importante para medir el nivel de desarrollo y el grado de masificación en materia deportiva en los estados. El desarrollo de la actividad es fundamental, considerando que es parte de un desempeño a corto, mediano y largo plazo de cada uno de los niños, niñas, adolescentes y adultos que intervienen en los Juegos Nacionales.

La asistencia social al atleta es la actividad que complementa el desarrollo integral de los atletas de rendimiento, considerando la necesidad de garantizarles el estudio en todos los niveles y modalidades; dándoles la posibilidad, a través de ayudas económicas, dotación de material deportivo y de vestido y calzado, de realizar sus actividades deportivas y lograr un desempeño óptimo dentro del deporte de rendimiento. Al mismo tiempo con el apoyo económico al atleta se busca encaminarlos a cursar estudios universitarios en el país o en el exterior para formarse como profesionales del deporte u otra especialidad.

Para lograr un resultado deportivo de nivel mundial, es necesario establecer concentraciones permanentes donde el atleta pueda desarrollarse con sistemas diferenciados de estudio, dormir, alimentarse y entrenar durante los 365 días del año, para lo cual es esencial establecer centros estratégicos de preparación en estados donde se tienen las condiciones que garanticen todos estos aspectos; por otra parte, se hace imperante el desarrollo de los atletas de deportes no estratégicos con concentraciones periódicas o, lo que es lo mismo, por tiempos cortos de permanencia en estos centros, que generalmente se realizan antes de eventos o competencias preparatorias o fundamentales, para ensamblar el equipo que representará al país en el exterior.

A través de Convenios Internacionales se orienta a la formación permanente, actualización y perfeccionamiento de los entrenadores nacionales de las diferentes disciplinas deportivas, mediante la organización y asistencia a cursos, congresos y talleres de mejoramiento profesional. Por otra parte, se busca garantizar la preparación de las elecciones nacionales bajo la tutela de técnicos extranjeros, responsables de elevar el nivel técnico, táctico y competitivo del combinado nacional para lograr resultados a corto y mediano plazo,

al tiempo que son utilizados para desarrollar sistemas competitivos y evaluar y elevar los niveles de organización y competitividad deportiva del país ayudando a los entrenadores nacionales a perfeccionarse en la planificación metodológica del entrenamiento de alto nivel competitivo.

Sirviendo también de apoyo a los entrenadores en el proceso de planificación del entrenamiento deportivo, se implementan actividades relativas a la medicina y ciencias aplicadas al deporte, tales como medicina preventiva de lesiones deportivas y control antidoping en el deporte, estudios científicos relacionados con la fisiología, anatomía, kinantropometría y biomecánica del rendimiento deportivo.

La consecuencia de un nivel superior de rendimiento se canaliza mediante la ejecución de actividades de atención integral dirigidas a un grupo de atletas de perspectiva olímpica (Esperanzas Olímpicas), con condiciones óptimas y superiores al resto de los atletas, capaces de lograr registros y puestos de vanguardia en el ámbito internacional. El objetivo fundamental es garantizarles todas las condiciones de preparación internacional para lograr ubicar al país en los sitiales prioritarios del deporte olímpico.

El IND, desarrolla un componente de fortalecimiento del Sector Federado. Para lograr su operatividad efectiva, se requiere de sedes en óptimas condiciones, al tiempo que se necesita un personal capacitado y actualizado con las últimas tendencias del desarrollo deportivo mundial, siendo de suma importancia para el deporte nacional proveer a las federaciones nacionales de las condiciones idóneas para el logro de los objetivos propuestos a corto, mediano y largo plazo.

Programa Deporte para Todos

Programa a través del cual se dictan lineamientos y generan los mecanismos para la planificación, control y evaluación de las acciones con fines de diversificación y sistematización de las actividades deportivas, recreativas y para la salud en los ámbitos nacional, municipal y parroquial, implementadas por las organizaciones deportivas públicas y privadas.

Uno de los componentes de este programa es la Municipalización Deportiva, que se encarga de garantizar las herramientas administrativas, jurídicas, legales, técnicas, logísticas y financieras de los entes deportivos descentralizados municipales y regionales para la ejecución, control y supervisión del programa.

Otro componente es el Fortalecimiento de la Sociedad Civil, cuya competencia fundamental es brindar apoyo financiero y logístico a proyectos deportivos de Organizaciones No Gubernamentales, además de su evaluación, seguimiento y control, así como el estudio de las solicitudes de reconocimiento y registro de nuevos deportes y deportes federados. Busca garantizar el derecho que tienen todos los venezolanos de practicar actividades deportivas que mejoren su calidad de vida individual y colectiva, coordinando acciones con los proyectos de Cultura y Educación Deportiva y Municipalización Deportiva.

Educación Física y Deporte Escolar

Educación Física: Dirigido hacia la planificación curricular de la educación física en todos sus niveles y modalidades, la programación de la formación de recursos humanos para la atención de la educación física, el deporte y la recreación, la formación de la base física que garantice la salud integral de los educandos venezolanos, el establecimiento de convenios de cooperación educativa en el área y la reactivación de la supervisión especializada.

Este proyecto realiza además, Dotación de Preescolares y Escuelas, orientado a proveer en lo posible el equipamiento mínimo necesario de implementos deportivos y recreativos de las Unidades Educativas; Campamentos y festivales, dirigidos a los niños y niñas en edad preescolar y escolar, contribuyendo con el logro del bienestar físico y mental del alumno; y Capacitación académica, técnica y profesional del docente especialista, para que coadyuven al mejor desarrollo de los planes, programas y proyectos que en esta materia determine la Dirección de Educación Física y Deporte Escolar en coordinación con otras instancias deportivas y educativas.

Deporte Escolar: Proyecto orientado hacia la planificación, organización y ejecución de eventos escolares en el ámbito nacional e internacional, formación de Talentos Deportivos, dotación y equipamiento del material deportivo, reparación y mantenimiento de infraestructura deportiva. Ejecuta también el componente de Juegos Escolares, con el cual se pretende fortalecer y garantizar la masificación y diversificación deportiva escolar, en atención a las diferentes fases (Municipal, Estadal, Regional, Nacional e Internacional) de los Juegos Deportivos Escolares.

En estos juegos participarán estudiantes de 11 a 14 años de edad. En los mismos se incorporan tres millones (3.000.000) de alumnos, durante la implementación de todas las fases, así mismo, se integran a los juegos alrededor de 278 municipios y en la fase regional se divide al país en 8 regiones de tres estados cada una.

A través del Proyecto se brinda además ayuda económica a los alumnos-atletas de bajos recursos, mediante el otorgamiento de Becas Escolares para la prosecución de sus estudios y desarrollo en el ámbito deportivo. Los becarios son seleccionados por sus destacadas actuaciones tanto en educación como en el deporte.

El Apoyo a Federaciones es también de suma importancia para el despacho, con lo cual se pretende fortalecer el funcionamiento y optimizar los programas destinados al desarrollo de la masificación y diversificación del deporte escolar, y universitario, a través del apoyo técnico, metodológico, logístico y financiero a la Federación Venezolana Polideportiva de Deporte Escolar y a la Federación Venezolana de Deportes de Educación Superior.

Programa Instalaciones Deportivas

Programa que se encarga de desarrollar y ejecutar los proyectos de instalaciones deportivas a nivel nacional, así como también de garantizar el buen funcionamiento de los centros de alto rendimiento, asesorar a los entes deportivos descentralizados en el área, elaborar las normas técnicas y procedimentales para el diseño, construcción y mantenimiento de instalaciones deportivas y la inspección para su cumplimiento.

A través de este programa se desarrolla la infraestructura deportiva existente en el país mediante la construcción, mantenimiento y reparación de las mismas, haciendo énfasis en los centros de alto rendimiento destinados a la alta competencia y el acondicionamiento de canchas múltiples de uso masivo.

METAS

Denominación	Unidad de medida	Programadas 2004
DEPORTE PARA TODOS		
Asegurar la atención integral a los atletas de Organizaciones Federadas no olímpicas	Atleta atendido	212
Apoyar logística y financieramente a Escuelas de Atención Deportiva Comunitaria	Escuela	150
Apoyar logística y financieramente Organizaciones Federadas no Olímpicas y no Federadas	Organización	34
Apoyar financieramente a Entes Deportivos Municipales Pilotos	Ente apoyado	24
Ejecutar los Segundos Juegos Deportivos Nacionales Municipales	Juego	1
Apoyar financieramente a Entes Deportivos Municipales	Ente apoyado	200
DEPORTE DE RENDIMIENTO		

METAS

Denominación	Unidad de medida	Programadas 2004
Apoyar la creación de Ligas Deportivas Nacionales	Liga apoyada	11
Brindar asistencia socio-integral a atletas de alta competencia	Atleta atendido	1.250
Participación de la Delegación Venezolana en los Juegos Olímpicos Atenas 2004	Delegación	1
Apoyar la creación y el funcionamiento de Centros Nacionales de Ciencias Aplicadas al Deporte	Centro	4
Fortalecer logística y financieramente el funcionamiento de Unidades Educativas de Talentos Deportivos	Unidad	12
Apoyar financieramente a Federaciones para la realización y participación en eventos deportivos nacionales e internacionales	Federación	38
Atender logística y financieramente a atletas Esperanzas Olímpicas y Esperanzas Paraolímpicas	Atleta atendido	37
Brindar atención medica a personas (atletas, ex atletas y empleados del IND)	Persona atendida	4.000
Garantizar el funcionamiento de Centros de Preparación de Alto Rendimiento	Centro	10
DEPORTE ESCOLAR		
Dotar de material a Unidades Educativas Nacionales y Preescolares	Plantel dotado	800
Apoyar financieramente la creación y el funcionamiento de Ligas Nacionales Escolares	Liga Deportiva Nacional Escolar	7
Implementar a nivel nacional programas de Ajedrez y Natación Escolar en Educación Iniciar 1° y "2° Etapa	Programa	2
Apoyar logística y financieramente el desarrollo de programas deportivos, recreativos, escolares beneficiando a una población de 942.000 estudiantes en diferentes niveles y modalidades	Plantel dotado	1.200
Apoyar logística y financieramente para desarrollar actividades deportivas competitivas beneficiando una población de 520.000 estudiantes atletas en los diferentes niveles y modalidades educativos	Plantel dotado	1.200
Instalaciones Deportivas		
Construir obras de infraestructura para centros de alto rendimiento	Obra	10
Reparar y mantener canchas deportivas escolares	Cancha	223

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
formular, coordinar y articular las acciones referidas a la política deportiva nacional, estadal y municipal	Trámite Administrativo	1	197.743.208.725
TOTAL			**197.743.208.725**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de personal	1.242.213.746
	- Recursos Ordinarios	1.061.461.049
	- Gestión Fiscal	180.752.697
402	Materiales y suministros	713.856.400
	- Recursos Ordinarios	713.856.400
407	Transferencias	195.787.138.579
	- Recursos Ordinarios	102.034.560.000
	- Gestión Fiscal	82.689.317.779
	- Programas y Proyectos	3.631.500.000
	• Estadium nacional Brígido Iriarte	726.300.000
	• Centro de alto rendimiento la rinconada	726.300.000
	• Centro de alto rendimiento velódromo Teo Capriles	2.178.900.000
	- Otras Fuentes de Financiamiento	7.431.760.800
	TOTAL	**197.743.208.725**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	83	689.865.192
- Directivo	7	65.115.720
- Profesional y Técnico	55	518.194.776
- Personal Administrativo	21	106.554.696
TOTAL	**83**	**689.865.192**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	1	4.592.280

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
V	397.108 - 447.108	16	79.887.564
VI	447.109 - 497.109	4	22.074.852
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112	13	97.043.100
X	647.113 - 697.113	5	41.502.480
XI	697.114 - 747.114		
XII	747.115 - 797.115	18	165.917.448
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	17	174.110.604
XV	897.118 - 947.118	4	44.940.144
XVI	947.119 - 997.119	4	47.344.992
XVII	997.120 Y MÁS	1	12.451.728
	TOTAL	83	689.865.192

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	195.757.138.579
407	01	00	00	Transferencias corrientes internas	180.598.423.956
407	01	02	00	Transferencias corrientes al sector público	180.598.423.956
407	01	02	02	Transferencias corrientes a los entes descentralizados	180.598.423.956
				A0049 - Instituto Nacional de Deportes (IND)	180.598.423.956
				- Recursos Ordinarios	102.004.560.000
				- Gestión Fiscal	71.162.103.156
				- Otras Fuentes de Financiamiento	7.431.760.800
				Gastos de funcionamiento	134.193.585.377
				Financiamiento del convenio cooperativo	46.404.838.579
407	02	00	00	Transferencias de capital internas	15.158.714.623
407	02	02	00	Transferencias de capital al sector público	15.158.714.623
407	02	02	02	Transferencias de capital a los entes descentralizados	15.158.714.623
				A0049 - Instituto Nacional de Deportes (IND)	15.158.714.623
				- Gestión Fiscal	11.527.214.623
				- Programas y Proyectos:	3.631.500.000
				• Estadium nacional Brígido Iriarte	726.300.000
				• Centro de alto rendimiento la rinconada	726.300.000
				• Centro de alto rendimiento velódromo Teo Capriles	2.178.900.000
				Gastos de Inversión	11.527.214.623
				Estadium nacional Brígido Iriarte	726.300.000
				Centro de alto rendimiento la rinconada	726.300.000
				Centro de alto rendimiento velódromo Teo Capriles	2.178.900.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	30.000.000
407	01	00	00	Transferencias corrientes internas	30.000.000
407	01	01	00	Transferencias corrientes al sector privado	30.000.000
407	01	01	17	Subsidios a entidades deportivas y recreativas de carácter privado	30.000.000
				S1761 - FUNDA DEPORTES, Municipio Anzoátegui, Estado Cojedes	30.000.000
				Recursos Ordinarios	30.000.000

PROGRAMA: 98 - ASIGNACIONES A ORGANISMOS DEL SECTOR PUBLICO

UNIDAD EJECUTORA: Dirección General de Coordinación de Institutos Autónomos, Fundaciones y Asociaciones Públicas del Sector Educativo

Para el año 2004 las asignaciones de los entes descentralizados adscritos al Ministerio de Educación, Cultura y Deportes, permitirán la ejecución de las actividades que se describen en cada uno de los organismos que se mencionan a continuación:

- Instituto Nacional de Cooperación Educativa (INCE)
- Fundación de Edificaciones y Dotaciones Educativas (FEDE)
- Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)
- Instituto de Previsión y Asistencia Social para el personal del Ministerio de Educación (IPASME)

Instituto Nacional de Cooperación Educativa

El Instituto Nacional de Cooperación Educativa (INCE), busca lograr, bajo la tutela del Estado y con la colaboración de patronos y trabajadores de los sectores productivos de bienes y servicios, una eficiente formación y capacitación continua de la fuerza laboral, complementando la educación recibida en el sistema formal. El INCE como órgano rector de la formación profesional del país, tiene como objetivo:

- Formar y capacitar de manera integral a la fuerza laboral que demandan los sectores productivos, orientando la formación hacia el empleo en aras de la competitividad, contribuyendo así con el desarrollo social, económico y tecnológico.

Para el logro de este objetivo, el INCE se plantea durante el año 2004.

- Egresar 729.683 participantes formados y capacitados de manera integral en las áreas: Agrícola, Industrial, Artesanal, Comercial y de servicio a nivel nacional.

- Alfabetizar a 500.000 ciudadanos a nivel nacional.

- Consolidar la plataforma tecnológica e informática de la Institución a través de la implementación de 3 sistemas informáticos y el desarrollo de un sistema telemático.

- Fortalecer el proceso de formación profesional en las 23 Asociaciones Civiles a nivel nacional.

METAS

Denominación	Unidad de Medida	Programadas 2004
1.- Egresar 729.683 participantes formados y capacitados de manera integral a nivel nacional en las áreas: agrícola, industrial, artesanal, comercial y servicios.	Participantes egresado	729.683
2.- Alfabetizar 300.000 patriotas a nivel nacional	Patriotas alfabetizado	300.000
3. Efectuar 507 acciones divulgativas (453 publicaciones y 54 eventos de carácter institucional)	Publicaciones y evento	507
4.- Formar al personal técnico-docente a través de 15 intercambios de cooperación técnica internacional , 19 cursos en el exterior y 6 intercambios técnico docentes con organismos homólogos	Curso e intercambio realizado	40
5.- Efectuar 172 reparaciones, construcciones y mantenimiento a la infraestructura del edificio sede y asociaciones civiles	Reparación, construcción y mantenimiento efectuado	172
6.- Efectuar 42 reparaciones y mantenimiento a las unidades móviles rodantes	Reparación efectuada	42
7.- Elaborar 70 proyectos para remodelación y ampliación de las diferentes instalaciones adscritas al INCE rector	Proyecto elaborado	70
8.- Implementar 3 sistemas informáticos para el mejoramiento de los sistemas administrativos y financieros, de recaudación y de acción docente	Sistema implementado	3
9.-Desarrollar 1 sistema telemático para el programa educación a distancia	Sistema instalado	1

Fundación de Edificaciones y Dotaciones Educativas

La Fundación de Edificaciones y Dotaciones Educativas (FEDE) es una Institución que, en coordinación con el Viceministerio de Asuntos Educativos, los Gobiernos regionales, locales y otros organismos públicos y privados, atiende las necesidades de la planta física educativa en el ámbito nacional, promocionando y ejecutando programas de construcción, ampliación, reparación, mantenimiento y dotación de planteles, propiciando así el desarrollo del proceso de enseñanza en un ambiente seguro y confortable.

- Son sus objetivos:
- Atender la planta física educativa nacional para garantizar espacios físicos funcionales y confortables.
- Garantizar el equipamiento idóneo y necesario para el buen funcionamiento de la planta física educativa.
- Lograr alianzas estratégicas con organismos públicos y privados con la finalidad de obtener otras fuentes de financiamiento que contribuyan a la atención de la planta física educativa.
- Investigar y desarrollar técnicas que permitan construir edificaciones educativas duraderas, seguras y confortables.
- Brindar asesoría técnica en el área de diseño de edificaciones educativas a organismos que lo requieran.
- Garantizar el óptimo funcionamiento de los inmuebles educativos en cuanto a servicios básicos.

Para el logro de estos objetivos, las principales acciones a desarrollar durante el año 2004 son:

- Construcción de 244 nuevos espacios educativos que contribuyan al incremento de la matrícula estudiantil.
- Reparación, rehabilitación y reparación de 766 espacios educativos existentes que presentan deterioro.
- Dotación de mobiliario, equipo escolar y de 1393 unidades móviles de seguridad y mantenimiento a las nuevas edificaciones y a aquellas existentes que presenten dotación deficitaria.

METAS

Denominación	Unidad de Medida	Programada 2004
Construir 245 edificaciones educativas	Edificación construida	245
Reparar, rehabilitar y ampliar 806 edificaciones educativas	Edificación reparada, rehabilitada y ampliada	806
Realizar mantenimiento preventivo a 856 planteles a nivel nacional	Mantenimiento preventivo realizado	856

METAS

Denominación	Unidad de Medida	Programada 2004
dotar a los planteles de 625 unidades móviles de seguridad y mantenimiento	Plantel dotado	625
dotar a 564 planteles de mobiliario y equipos escolares.	Plantel dotado	564

Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia.

El Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC) es una Fundación cuya finalidad es mejorar los métodos y medios de enseñanza para que, tanto docentes como alumnos, desarrollen una actitud investigadora y creadora. Su ámbito de acción incluye los Niveles de Educación Básica y de Media Diversificada y Profesional, siendo sus objetivos.

- Diseñar y elaborar recursos para el aprendizaje con dotación a planteles a objeto de facilitar y complementar la labor del docente en el aula.
- Desarrollar un programa de formación permanente a distancia para los docentes en servicio utilizando tecnologías de la información y la comunicación.
- Incrementar la atención al docente de ciencias mediante la optimización de los servicios del centro de documentación y la implementación de los servicios de la red escolar de telecomunicaciones.
- Desarrollar actividades de ciencias recreativas de carácter interactivo y lúdico en lugares públicos para la difusión y el aprendizaje no formal de la ciencia y la tecnología, con la participación activa de la ciudadanía.
- Promover y realizar actividades para despertar el interés y la vocación de los jóvenes por la ciencia y la tecnología.

Enmarcado en estos objetivos CENAMEC orienta sus principales acciones durante el 2004 al desarrollo de:

- Dotación a planteles de revistas periódicas y material didáctico publicados por el CENAMEC.
- Elaboración de prototipos de textos de ciencias de la tierra y recursos para el aprendizaje.
- Realización de los certámenes de las Olimpiadas Científicas.
- Realización de talleres y dictado de conferencias a los docentes de ciencias.
- Fortalecimiento del centro de documentación y de la red escolar de telecomunicaciones para la atención de los usuarios.

Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación

El IPASME, Instituto cuya labor está orientada al desarrollo de un sistema protección social integral y eficaz para el mejoramiento permanente de la calidad de vida de sus afiliados y beneficiarios. La institución tiene como objetivo fundamental.

- Coordinar e integrar a los diversos actores, que intervienen en la elaboración y aplicación de políticas sociales; para que interactúen en la formulación ejecución de los planes y proyectos destinados hacia la protección social y mejoramiento de las condiciones de vida de los afiliados y beneficiarios del IPASME.

METAS

Denominación	Unidad de Medida	Programada 2004
Programa Asistencial		
Servicio medico directo	Paciente atendido	3.961.019
Servicio medico indirecto	Paciente atendido	11.066
Servicio cirugía ambulatoria	Paciente atendido	8.458
Programa Atención integral		
Contribuciones por nacimiento docentes y administrativos del Ministerio de Educación e IPASME	Planilla	1.318
Contribuciones por matrimonio docentes y administrativos del Ministerio de Educación	Planilla	293
Contribuciones por gastos mortuorios docentes y administrativos del Ministerio de Educación	Planilla	3.000
Contribuciones por fallecimiento de docentes y administrativos del Ministerio de Educación	Planilla	571
Contribuciones por enfermedades administrativos del Ministerio de Educación	Planilla	367
Contribuciones por necesidades especiales docentes del Ministerio de Educación	Planilla	1.400
Contribuciones por prótesis docentes del Ministerio de Educación y Administrativo IPASME	Planilla	6.708
Contribuciones por servicios médicos HCM	Planilla	1.036
Registrar estadísticas de la población Cotizante	Planilla	10.000
Carnetización mediante renovación e incorporación de afiliados activos jubilados y pensionados	Planilla	500.000
Gestionar los pagos de contribuciones ordinarios	Planilla	3.105
Realizar jornadas de carnetización a los AFIL. BENF. ACT .JUB Y PENS	Jornada	48
Censo de población cotizante IPASME	Censo	2
Programa de Créditos		
Créditos personales corto plazo	Crédito aprobado	25.500
Créditos automovilístico (Corto Plazo)	Crédito Aprobado	2.000
Créditos turístico (Corto Plazo)	Crédito Aprobado	2.000
Créditos hipotecarios (Largo Plazo)	Crédito Aprobado	5.000
Programa de Cultura y Recreación		
Alojamiento Ipasmar	Persona	92.000
Alojamiento Valle Grande	Persona	40.000

METAS

Denominación	Unidad de Medida	Programada 2004
Alojamiento en otros Hoteles y Posadas a través de Convenios	Persona	1.000
Planes Vacacionales	Persona	1.563
Nacionales	Persona	1.288
Internacionales	Persona	275
Planes turísticos para jubilados y pensionados	Persona	1.000
Programa de Obras y Servicios		
Iniciar construcción IPASME Regional Mérida	Obra	1
Iniciar construcción IPASME Regional Valera	Obra	1
Iniciar construcción IPASME Regional Tinaquillo	Obra	1
Iniciar construcción IPASME Regional San Carlos de Zulia	Obra	1
Iniciar construcción IPASME Regional Túren	Obra	1
Iniciar construcción IPASME Regional Villa de Cura	Obra	1
Ampliación IPASME Regional San Fernando de Apure	Porcentaje de Ampliación	2
Dotar y suministrar central telefónica a siete IPASME Regionales	Central telefónica	7
Adquirir terrenos para dos IPASME Regionales	Terreno adquirido	2
Contratar inspecciones para inicio de obras	Inspección contratada	7
Conservación, ampliación y mejoras de obras	Mejora de inmueble	67
Realizar estudios de suelos para construir los IPASME Regionales Programa	Estudio realizados	5
Mantenimientos menores de maquinarias, equipos y planta física	Mantenimiento	804
Repuestos y reparaciones mayores a maquinarias y equipos	Inmueble dotado	67

METAS Y VOLÚMENES DE TRABAJO
(En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar organismos de los entes descentralizados sin fines empresariales, adscritos al ministerio de educación, cultura y deportes	Trámite Administrativo	1	323.759.054.640
TOTAL			**323.759.054.640**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
407	Transferencias	323.759.054.640
	- Recursos Ordinarios	175.122.240.000
	- Gestión Fiscal	59.792.941.440
	- Programas y Proyectos	77.542.110.000
	• programa de ampliación y mejoramiento de la educación inicial	10.603.980.000
	• fortalecimiento de la educación rural e indígena	4.241.592.000
	- Otras Fuentes de Financiamiento	11.301.763.200
	TOTAL	**323.759.054.640**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	323.759.054.640
407	01	00	00	Transferencias corrientes internas	176.140.752.640
407	01	02	00	Transferencias corrientes al sector público	176.140.752.640
407	01	02	02	Transferencias corrientes a los entes descentralizados	115.831.752.640
				A0046 - Instituto Nacional de Cooperación Educativa (INCE)	50.949.300.000
				- Recursos Ordinarios	41.664.510.000
				- Gestión Fiscal	7.706.375.700
				- Otras Fuentes de Financiamiento	1.578.414.300
				A0323 - Fundación de Edificaciones y Dotaciones Educativas (FEDE)	62.461.952.640
				- Recursos Ordinarios	38.121.900.000
				- Gestión Fiscal	4.613.744.640
				- Programas y Proyectos:	19.726.308.000
				Deuda servicios básicos	1.000.000.000
				Gastos de funcionamiento de FEDE	14.690.200.000
				Gastos de funcionamiento del sistema educativo	22.431.700.000
				Programa de ampliación y mejoramiento de la educación inicial	10.603.980.000
				Fortalecimiento de la educación rural e indígena	4.241.592.000
				Convenio de cooperación	4.613.744.640
				Modernización y fortalecimiento de la educación básica	4.880.736.000
				A0387 - Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	2.420.500.000
				- Recursos Ordinarios	1.694.350.000
				- Gestión Fiscal	602.704.500
				- Otras Fuentes de Financiamiento	123.445.500
407	01	02	03	Transferencias corrientes a las instituciones de seguridad social	60.309.000.000
				A0056 - Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME).	60.309.000.000
				- Recursos Ordinarios	42.216.300.000
				- Gestión Fiscal	15.016.941.000
				- Otras Fuentes de Financiamiento	3.075.759.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				Afiliación gratuita	2.442.987.845
				Cláusulas beneficios interconvenio	1.087.130.000
				Gastos de funcionamiento	56.778.882.155
407	02	00	00	Transferencias de capital internas	147.618.302.000
407	02	02	00	Transferencias de capital al sector público	147.618.302.000
407	02	02	02	Transferencias de capital a los entes descentralizados	147.618.302.000
				A0323 - Fundación de Edificaciones y Dotaciones Educativas (FEDE)	147.618.302.000
				- Recursos Ordinarios	51.425.180.000
				- Gestión Fiscal	31.853.175.600
				- Programas y Proyectos:	57.815.802.000
				Plan especial de construcción de aulas de preescolar y rehabilitación de escuelas bolivarianas II Etapa.	27.889.920.000
				Rehabilitación 750 escuelas bolivarianas.	29.925.882.000
				- Otras Fuentes de Financiamiento	6.524.144.400

Ministerio del Trabajo

MINISTERIO DEL TRABAJO

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

En concordancia con el Artículo 15 del Decreto sobre Organización y Funcionamiento de la Administración Pública Central, le corresponde al Ministerio la formulación de las políticas laborales del país, la planificación, coordinación, producción y fomento del empleo productivo, el derecho a la organización sindical y obligatoriedad de funcionamiento de los sindicatos, garantía del salario mínimo vital, universalidad de la Seguridad Social Integral y Previsión Social, admisión y ampliación de los derechos del anciano y discapacitado. Así mismo, le corresponde asistir al trabajador con la finalidad de contribuir con su bienestar a través del mejoramiento de las condiciones de trabajo de los sectores laborales.

En relación a la política presupuestaria el Ministerio está orientado a consolidar su papel de mediador en las relaciones laborales entre trabajadores y empleadores, a través de las negociaciones colectivas de trabajo, se busca optimizar el trabajo productivo, mediante políticas de capacitación para el trabajo.

Por otra parte, para garantizar el ejercicio de los derechos laborales de los trabajadores se pretende modernizar su estructura desde el punto de vista organizacional, procedimental y operativa, de igual manera se propone fortalecer y modernizar las Inspectorías del Trabajo, las Procuradurías de Trabajadores y las Agencias de Empleo, y continuar con el fortalecimiento del mercado de trabajo, con la finalidad de ofrecer un mejor servicio de atención al público, mediante el equipamiento tecnológico a objeto de cubrir las demandas de los trabajadores, sindicatos, empresarios y usuarios que buscan solución a sus problemas laborales.

Con miras a mejorar la calidad del servicio que presta el Ministerio en cuanto a la protección del trabajador en su medio ambiente de trabajo, se le brindará el apoyo necesario al Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL) se continuará con la adquisición de sedes, reparación y remodelación de la infraestructura a nivel nacional.

Por otra parte, cabe señalar que se continuará con la formación, actualización y calificación del recurso humano, con la finalidad de fortalecer las capacidades del funcionario para el desempeño eficiente de sus labores en beneficio de la institución.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Formular y dirigir políticas, recibir cuentas del Viceministro, asesores y demás directores.	Reunión y/o Punto de Cuenta	500	1.101.338.549
Coordinación, supervisión, gestión y control administrativo de las actividades inherentes al Despacho.	Reunión y/o Punto de Cuenta	300	941.091.754
Fiscalización, control de gestión de las actividades del Ministerio.	Informe Técnico	300	493.102.431
Planes inherentes a las políticas del Ministerio y su vinculación con el presupuesto.	Plan/ Presupuesto	300	360.222.661
Asesoría legal en materia laboral	Asesoría	300	448.040.878
Administración de personal	Análisis Expediente	10.000	38.279.164.940
Estadísticas laborales y registros e información de datos	Registro de Servicio	2.000	2.884.564.216
Administración general de servicios	Servicio	3.500	11.099.490.109

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Atención maternal y preescolar	Niño Atendido	80	192.792.536
Organizar y coordinar la agenda de las actividades nacionales e internacionales del Ministerio y demás dependencias	Agenda	800	618.480.970
Convenciones colectivas	Convención	458	14.306.782
Decisiones en procedimientos de reenganche, salarios caídos, calificaciones de falta	Decisión	30.000	937.125.484
Procesos de inscripción de organizaciones sindicales	Registro	320	9.996.005
Reuniones normativas legales	Reunión	10	312.375
Pliegos de peticiones, conciliatorios y conflictivos	Pliego Presentado	100	85.652.476
Políticas en materia de seguridad social y de higiene y seguridad industrial	Proyecto	15	499.472.579
Recreación a los trabajadores y sus familiares	Persona Atendida	152.000	8.699.290.000
Asistencia técnica para el cumplimiento de la normativa de las condiciones y medio ambiente de trabajo	Asistencia Técnica	2.010	1.759.200.000
Protección social ante riesgos y contingencias del trabajador	Beneficiario	7.008.600	2.803.048.616.805
Intermediación laboral	Inscrito, Colocado, Orientado	154.330	5.295.120.819
Atención de causas laborales	Juicio atendido	69.676	4.169.647.466
Asesoría técnica y legal a usuarios	Hora / Hombre	31.742	11.282.569.828
Inspecciones de trabajo	Visita	14.884	5.290.459.622
Registro de comité de higiene y seguridad	Registro	5.292	1.881.020.715
TOTAL			**2.899.391.080.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	56.418.289.044
02	Relaciones Trabajador Empleador	1.047.393.122
03	Seguridad Social	2.814.006.579.384
04	Empleo	5.295.120.819
05	Defensa de Los Trabajadores	4.169.647.466
06	Supervisión e Inspección del Trabajo	18.454.050.165
	TOTAL	**2.899.391.080.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	60.000.000.000
	- Recursos Ordinarios	45.667.716.442
	- Gestión Fiscal	14.332.283.558
4.02	Materiales y Suministros	4.376.723.952
	- Recursos Ordinarios	3.176.003.952
	- Gestión Fiscal	1.200.720.000
4.03	Servicios no Personales	11.158.236.334
	- Recursos Ordinarios	8.106.800.036
	- Gestión Fiscal	3.051.436.298
4.04	Activos Reales	4.094.128.137
	- Recursos Ordinarios	791.978.133
	- Gestión Fiscal	2.939.000.004
	- Programas y Proyectos	363.150.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	227.000.000
	- Recursos Ordinarios	113.500.000
	- Gestión Fiscal	113.500.000
4.07	Transferencias	2.819.534.991.577
	- Recursos Ordinarios	1.960.438.501.437
	- Gestión Fiscal	685.772.260.140
	- Programas y Proyectos	56.724.030.000
	- Otras Fuentes de Financiamiento	116.600.200.000
	TOTAL	**2.899.391.080.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	2.394	18.193.288.581
- Directivo	81	874.666.062
- Profesional y Técnico	908	8.861.193.089
- Personal Administrativo	1.006	6.239.626.548
- Obrero	399	2.217.802.882
Personal Fijo a Tiempo Parcial	14	53.864.856
- Personal Médico	14	53.864.856
Personal Contratado	65	624.000.000
- Empleados	65	624.000.000
TOTAL	**2.473**	**18.871.153.437**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0051	Instituto para la Capacitación y Recreación de los Trabajadores (INCRET)	8.699.290.000
A0055	Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	2.803.048.616.805
A0176	Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	1.759.200.000
	TOTAL	**2.813.507.106.805**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	12.400.000
4.07	01	00	00	Transferencias corrientes internas	2.400.000
4.07	01	01	00	Transferencias corrientes al sector privado	2.400.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	2.400.000
				S1504 - Asociación de Jubilados y Pensionados del Ministerio de Trabajo	2.400.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	10.000.000
4.07	99	01	00	Transferencias corrientes diversas	10.000.000
				S0282 - Comité de Damas del Ministerio del Trabajo (CODATRA).	10.000.000

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Oficina de Administración y Servicios

Para el logro del Plan Estratégico de las unidades sustantivas, el Ministerio del Trabajo necesita apoyarse en las siguientes actividades: Administración, Legal, Control, Planificación y Presupuesto, Estadística e Informática y Personal, que son actividades fundamentales para el óptimo funcionamiento institucional, por medio del manejo de los servicios administrativos y financieros, la correcta utilización de los créditos presupuestarios, velar por que todas sus normas y procedimientos estén enmarcados dentro de la legislación establecida, garantizando la seguridad jurídica, vigilancia y fiscalización de los ingresos, gastos y bienes públicos, gestión presupuestaria, programática y organizacional cónsonas con los objetivos y metas previstas por el Ministerio, equipamiento, soporte tecnológico para el manejo de los sistemas de información, organización y comunicación, así como la formación, actualización y calificación del recurso humano.

Para lograr estos objetivos, nos apoyaremos en la:

- Conservación y reparación de sedes, la adquisición de 10 nuevas sedes de unidades desconcentradas (Inspectorías del Trabajo, Agencias de Empleo, Procuraduría de Trabajadores).

- Red informática (equipos de computación).
- Capacitación y adiestramiento de los funcionarios públicos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Formular y dirigir políticas, recibir cuentas del Viceministro, asesores y demás directores.	Reunión y/o Punto de Cuenta	500	1.101.338.549
Coordinación, supervisión, gestión y control administrativo de las actividades inherentes al Despacho.	Reunión y/o Punto de Cuenta	300	941.091.754
Fiscalización, control de gestión de las actividades del Ministerio.	Informe Técnico	300	493.102.431
Planes inherentes a las políticas del Ministerio y su vinculación con el presupuesto.	Plan presupuesto	300	360.222.661
Asesoría legal en materia laboral.	Asesoría	300	448.040.878
Administración de personal.	Análisis Expediente	10.000	38.279.164.940
Estadísticas laborales y registros e información de datos.	Registro de Servicio	2.000	2.884.564.216
Administración general de servicios.	Servicio	3.500	11.099.490.109
Atención maternal y preescolar.	Niño Atendido	80	192.792.536
Organizar y coordinar la agenda de las actividades nacionales e internacionales del Ministerio y demás dependencias	Agenda	800	618.480.970
TOTAL			**56.418.289.044**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	34.593.321.367
	- Recursos Ordinarios	23.480.567.597
	- Gestión Fiscal	11.112.753.770
4.02	Materiales y Suministros	2.920.357.890
	- Recursos Ordinarios	1.720.357.890
	- Gestión Fiscal	1.200.000.000
4.03	Servicios no Personales	8.557.996.878
	- Recursos Ordinarios	6.589.812.652
	- Gestión Fiscal	1.968.184.226
4.04	Activos Reales	4.094.128.137
	- Recursos Ordinarios	791.978.133
	- Gestión Fiscal	2.939.000.004
	- Programas y Proyectos	363.150.000
	• Proyecto Integral de los Servicios: Consolidación de la Red de Comunicaciones del Ministerio	363.150.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	227.000.000
	- Recursos Ordinarios	113.500.000
	- Gestión Fiscal	113.500.000
4.07	Transferencias	6.025.484.772
	- Recursos Ordinarios	5.064.739.443
	- Gestión Fiscal	960.745.329
	TOTAL	**56.418.289.044**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	527	4.309.243.526
- Directivo	46	483.156.984
- Profesional y Técnico	129	1.538.191.441
- Personal Administrativo	165	1.225.107.000
- Obrero	187	1.062.788.101
Personal Contratado	65	624.000.000
- Empleados	65	624.000.000
TOTAL	**592**	**4.933.243.526**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	10.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	10.000.000
4.07	99	01	00	Transferencias corrientes diversas	10.000.000
				S0282 - Comité de Damas del Ministerio del Trabajo (CODATRA).	10.000.000
				- Recursos Ordinarios	10.000.000

PROGRAMA: 02 Relaciones Trabajador Empleador

UNIDAD EJECUTORA: Oficina de Administración y Servicios

Ella se ejecuta a través de la Dirección General del Trabajo, cuya política esta enmarcada en la ampliación y extensión del disfrute de los derechos de sindicalización, la negociación colectiva y la solución pacífica de los conflictos colectivos y mejoramiento de la calidad de las organizaciones sindicales. En tal sentido, se tramitarán los pliegos conciliatorios y conflictivos conforme a lo estipulado en la Constitución de la República Bolivariana de Venezuela, que garantiza el derecho a la negociación colectiva. La misma se desarrollará bajo tres formas particulares: Convenciones Colectivas del Sector Público, que se discutirá en función del estudio económico realizado por los Ministerios de Finanzas y de Planificación y Desarrollo y contará con la intervención de la Procuraduría General de la República.

Por su parte, la Convención Colectiva del Sector Privado se iniciará con la presentación del proyecto por parte de la organización sindical y los demás recaudos exigidos por la Ley. Por último, la reunión normativa laboral constituye el proceso de negociación colectiva referida a una rama o sector de actividad económica solicitada por las partes.

A través de este programa, se desarrollará y favorecerá el fortalecimiento del movimiento sindical y asegurará la mejor realización de las funciones de las organizaciones de trabajadores, a través de sistemas de registros públicos, transparentes y confiables, sin intervenciones ni inherencias indebidas.

Al ejecutar las políticas directamente con las unidades desconcentradas en el ámbito nacional, se logrará la uniformidad de la aplicación de la legislación laboral, en su interpretación con los diversos supuestos de hechos, por lo que se desarrollará una política laboral acorde a la resolución de los problemas y conflictos laborales que se presenten en la realidad, teniendo como órgano de ejecución a las Inspectorías del Trabajo distribuidas en todo el territorio nacional.

En los Estados los representantes de los trabajadores introducen en las Inspectorías del Trabajo los proyectos de convenciones colectivas, plantean los conflictos colectivos, se registran los sindicatos y los trabajadores realizan consultas y reclamos, para lo cual se propone su fortalecimiento tecnológico, destinado a establecer una base de datos que permita obtener información detallada sobre las condiciones sociales y económicas que brindan las empresas a sus trabajadores, para llevar a cabo un programa de recuperación de la infraestructura que permita establecer la seguridad del funcionario y de los bienes.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Negociaciones colectivas y organizaciones sindicales.			
- Convenciones colectivas	Convención	458	14.306.782
- Decisiones en procedimientos de reenganche, salarios caídos, calificaciones de falta	Decisión	30.000	937.125.484
- Procesos de inscripción de organizaciones sindicales	Registro	320	9.996.005
- Reuniones normativas legales	Reunión	10	312.375
Conciliación y arbitraje.			
- Pliegos de peticiones, conciliatorios y conflictivos	Pliego presentado	100	85.652.476
TOTAL			**1.047.393.122**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	672.911.400
	- Recursos Ordinarios	559.816.127
	- Gestión Fiscal	113.095.273
4.02	Materiales y Suministros	128.984.784
	- Recursos Ordinarios	128.984.784
4.03	Servicios no Personales	243.096.938
	- Recursos Ordinarios	138.396.938
	- Gestión Fiscal	104.700.000
4.07	Transferencias	2.400.000
	- Recursos Ordinarios	2.400.000
	TOTAL	**1.047.393.122**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	46	395.755.282
- Directivo	8	85.247.808
- Profesional y Técnico	18	163.666.380
- Personal Administrativo	18	136.047.362
- Obrero	2	10.793.732
TOTAL	**46**	**395.755.282**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	2.400.000
4.07	01	00	00	Transferencias Corrientes Internas	2.400.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	2.400.000
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	2.400.000
				S1504 - Asociación de Jubilados y Pensionados del Ministerio de Trabajo	2.400.000
				- Recursos Ordinarios	2.400.000

PROGRAMA: 03 Seguridad Social

UNIDAD EJECUTORA: Oficina de Administración y Servicios

La Dirección General de Seguridad Social guiará sus acciones hacia el cumplimiento de las obligaciones establecidas en la Ley Orgánica del Sistema de Seguridad Social, recientemente aprobada; en concordancia con las competencias y funciones del Ministerio en materia de previsión social. Estos compromisos son los siguientes:

- Asumir la rectoría del sistema de previsión social, lo cual significa dictar políticas, estrategias y programas para los regímenes prestacionales de Empleo, Pensiones y otras asignaciones económicas; seguridad y salud en el trabajo; y servicios sociales al adulto mayor y otras categorías de personas; los cuales serán gestionados a través de los Institutos Autónomos adscritos a este Ministerio.

- Definir políticas, estrategias y programas en materia de previsión social, recreación, seguridad y salud en el trabajo, capacitación a personas con discapacidad, a través de los Entes: Instituto Venezolano de los Seguros Sociales (IVSS), Instituto para la Capacitación y Recreación de los Trabajadores (INCRET), Instituto Nacional de Previsión, Salud y Seguridad Laborales (INPSASEL) y la Unidad del Centro de Rehabilitación Profesional Inválidos de Caracas (CERPIC).

- Se diseñará la red institucional para la atención a las personas con discapacidad, fortaleciendo los mecanismos de corresponsabilidad entre los diferentes organismos involucrados, lo cual permitirá incrementar la capacitación de personas con discapacidad y su inserción o reinserción laboral.

- Se fortalecerá la Unidad de supervisión y control incrementando la capacitación de los Supervisores, lo cual permitirá mejorar nuestra capacidad para prevenir los accidentes de trabajo y las enfermedades profesionales.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Políticas en materia de seguridad social y de higiene y seguridad industrial.	Proyecto	15	499.472.579
Recreación a los trabajadores y sus familiares.	Persona Atendida	152.000	8.699.290.000
Asistencia técnica para el cumplimiento de la normativa de las condiciones y medio ambiente de trabajo.	Asistencia técnica	2.010	1.759.200.000
Protección social ante riesgos y contingencias del trabajador.	Beneficiario	7.008.600	2.803.048.616.805
TOTAL			**2.814.006.579.384**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	459.013.438
	- Recursos Ordinarios	406.841.002
	- Gestión Fiscal	52.172.436
4.02	Materiales y Suministros	31.918.717
	- Recursos Ordinarios	31.198.717
	- Gestión Fiscal	720.000
4.03	Servicios no Personales	8.540.424
	- Recursos Ordinarios	5.540.424
	- Gestión Fiscal	3.000.000
4.07	Transferencias	2.813.507.106.805
	- Recursos Ordinarios	1.955.371.361.994
	- Gestión Fiscal	684.811.514.811
	- Programas y Proyectos	56.724.030.000
	• Recuperación del patrimonio del INCRET	944.190.000
	• Equipamiento Médico Dentales en Hospitales Tipo III (Convenio Hispano – Venezolano)	20.917.440.000
	• Equipamiento Médico Dental del Hospital Vargas del Estado Vargas (Convenio Hispano – Venezolano)	13.944.960.000
	• Construcción Hospitales Tipo I, II, III (Caracas, Guarenas, Trujillo Güiria Convenio Hispano – Venezolano)	20.917.440.000
	- Otras Fuentes de Financiamiento	116.600.200.000
	TOTAL	**2.814.006.579.384**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	43	326.315.057
- Directivo	5	53.986.536
- Profesional y Técnico	6	51.788.256
- Personal Administrativo	13	110.557.769
- Obrero	19	109.982.496
TOTAL	**43**	**326.315.057**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	2.813.507.106.805
4.07	01	00	00	Transferencias Corrientes Internas	2.754.788.876.805
4.07	01	02	00	Transferencias Corrientes al Sector Público	2.754.788.876.805
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	7.755.100.000
				A0051 - Instituto para la Capacitación y Recreación de los Trabajadores (INCRET)	7.755.100.000
				- Recursos Ordinarios	7.755.100.000
4.07	01	02	03	Transferencias Corrientes a las Instituciones de Seguridad Social	2.747.033.776.805
				A0055 - Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	2.745.274.576.805
				- Fondo de Administración (Ordinario)	389.671.950.803
				- Gastos de Funcionamiento	371.671.950.803
				- Plan Incentivo al Empleo (Fideicomiso)	18.000.000.000
				- Fondo de Pensiones	2.342.039.813.502
				- Recursos Ordinarios	1.540.628.098.691
				- Gestión Fiscal	684.811.514.811
				- Otras Fuentes de Financiamiento	116.600.200.000
				- Fondo de Asistencia Médica	13.562.812.500
				- Bono Único Médicos	13.562.812.500
				A0176 - Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	1.759.200.000
				- Recursos Ordinarios	1.759.200.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	02	00	00	Transferencias de Capital Internas	58.718.230.000
4.07	02	02	00	Transferencias de Capital al Sector Público	58.718.230.000
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	944.190.000
				A0051 - Instituto para la Capacitación y Recreación de los Trabajadores (INCRET)	944.190.000
				- Programas y Proyectos:	944.190.000
				• Recuperación del patrimonio del INCRET	944.190.000
4.07	02	02	03	Transferencias de Capital a Instituciones de Seguridad Social	57.774.040.000
				A0055 - Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	57.774.040.000
				- Fondo de Asistencia Médica	57.774.040.000
				Transferencias de Capital al Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	57.774.040.000
				- Recursos Ordinarios	1.994.200.000
				- Programas y Proyectos:	55.779.840.000
				• Equipamiento Médico Dentales en Hospitales Tipo III (Convenio Hispano – Venezolano)	20.917.440.000
				• Equipamiento Medico Dental del Hospital Vargas del Estado Vargas (Convenio Hispano – Venezolano)	13.944.960.000
				• Construcción Hospitales Tipo I, II, III (Caracas, Guarenas, Trujillo Güiria) (Convenio Hispano – Venezolano)	20.917.440.000

PROGRAMA: 04 Empleo

UNIDAD EJECUTORA: Oficina de Administración y Servicios

La política presupuestaria está orientada a contribuir con el Plan de Desarrollo Económico y Social de la Nación, en su lucha por proteger los puestos de trabajo y disminuir los índices de desempleo a través de políticas activas de empleo que crean el marco político institucional, para facilitar y promover la generación de empleo productivo y las acciones del Estado para aumentar los niveles de ocupación.

En este sentido, la Dirección General de Empleo se propone realizar estudios de mercado laboral para coadyuvar al establecimiento de políticas de fomento y producción de empleo productivo, consolidar los servicios de intermediación y capacitación laboral, promover la formación para el trabajo y orientar las migraciones laborales en base a la adecuada ocupación del territorio nacional, lo cual se alcanzará con el fortalecimiento del Servicio Nacional de Empleo y de Migraciones, comprendido en la red de Agencias de Empleo para la atención integral de

la población desocupada y en servicios de capacitación laboral orientados a satisfacer la demanda proveniente de los sectores productivos, atender la demanda de capacitación proveniente de la población joven que busca trabajo por primera vez, las personas con algún grado de discapacidad, los ancianos y las ancianas, los trabajadores migrantes y los cesantes.

En consideración a lo antes expuesto, se manifiesta la necesidad de disponer de un observatorio del mercado de trabajo que permita evaluar y conocer con precisión el mercado de trabajo, tal como se interpreta del contenido de la Ley Orgánica del Trabajo en su capítulo relativo al servicio de empleo, la Ley Orgánica del Sistema de Seguridad Social, el Convenio 88 de la Organización Internacional del Trabajo (OIT) relativo a la organización de los servicios públicos de empleo, así como el Reglamento Orgánico del Ministerio del Trabajo, en las atribuciones de la Dirección General de Empleo.

El funcionamiento del observatorio del mercado de trabajo, permitirá disponer de una unidad que contribuya al diseño y ejecución de políticas y programas en el área del mercado de trabajo y de atención al desempleado, reforzar su transparencia, agilizar los procesos de adaptación entre las necesidades de las empresas con los perfiles de los trabajadores, facilitando con ello el encuentro de la oferta y la demanda.

La efectividad para alcanzar los objetivos antes expuestos, siguiendo el nuevo modelo de desarrollo de la sociedad venezolana que fundamenta su evolución en el equilibrio de las fuerzas y factores que intervienen en la multidimensionalidad del desarrollo nacional, la Dirección General de Empleo debe promover acciones de coordinación y complementariedad programática e institucional en otros ámbitos económicos, políticos y territoriales de la gestión pública. En este sentido, la Dirección General de Empleo continuará para el año 2004 trabajando en el logro de los objetivos de los equilibrios políticos, económicos, territoriales e internacionales del Plan de Desarrollo Económico y Social, a través de la ejecución, seguimiento y evaluación de los acuerdos establecidos a nivel internacional en materia laboral y de empleo como la Organización Internacional del Trabajo, la Comunidad Andina, la Organización Internacional para las Migraciones, la Organización de los Estados Americanos y la Asociación Mundial de Servicios de Protección de Empleo, entre otros.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Intermediación Laboral	Inscrito, Colocado, Orientado	154.330	5.295.120.819
TOTAL			**5.295.120.819**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.654.370.719
	- Recursos Ordinarios	3.154.212.727
	- Gestión Fiscal	500.157.992
4.02	Materiales y Suministros	236.758.183
	- Recursos Ordinarios	236.758.183
4.03	Servicios no Personales	1.403.991.917
	- Recursos Ordinarios	791.928.845
	- Gestión Fiscal	612.063.072
	TOTAL	**5.295.120.819**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	272	2.154.989.172
- Directivo	5	54.941.556
- Profesional y Técnico	110	1.036.523.579
- Personal Administrativo	140	967.456.013
- Obrero	17	96.068.024
TOTAL	**272**	**2.154.989.172**

PROGRAMA: 05 Defensa de los Trabajadores

UNIDAD EJECUTORA: Oficina de Administración y Servicios

Este programa a través de la Dirección General de Procuraduría de Trabajadores, crea y desarrolla políticas para la defensa gratuita de los trabajadores de pocos recursos, ante los Tribunales del Trabajo y ante los funcionarios u organismos administrativos de trabajo, evalúa consultas y asesora a los trabajadores en la interpretación de la Legislación del Trabajo, de los Reglamentos, Decretos y demás disposiciones que se dicten sobre la materia laboral e igualmente, en la interpretación de los reglamentos internos de las empresas y de los contratos individuales y colectivos. Actualmente, se ha propuesto como meta perfeccionar el sistema de asistencia jurídica al trabajador mediante la ampliación de sus servicios y la modernización de los medios de defensa.

La Dirección General de Procuraduría de Trabajadores abarca todo el territorio Nacional, a través de las Coordinaciones de Zona y las Procuradurías de Trabajadores, ubicadas en los mismos locales donde funcionan las Inspectorías del Trabajo.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Atención de Causas Laborales	Juicio Atendido	69.676	4.169.647.466
TOTAL			**4.169.647.466**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.694.345.586
	- Recursos Ordinarios	3.198.209.633
	- Gestión Fiscal	496.135.953
4.02	Materiales y Suministros	270.814.203
	- Recursos Ordinarios	270.814.203
4.03	Servicios no Personales	204.487.677
	- Recursos Ordinarios	123.498.677
	- Gestión Fiscal	80.989.000
	TOTAL	**4.169.647.466**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	341	2.472.166.243
- Directivo	5	61.936.170
- Profesional y Técnico	173	1.483.529.808
- Personal Administrativo	134	769.710.824
- Obrero	29	156.989.441
TOTAL	**341**	**2.472.166.243**

PROGRAMA 06: Supervisión e Inspección del Trabajo

UNIDAD EJECUTORA: Oficina de Administración y Servicios

Este programa tiene su fundamento en el sistema de supervisión de las condiciones de trabajo, de seguridad social y de higiene y seguridad en el trabajo. Por tanto, su presencia esta distribuida en todo el territorio nacional representado por las unidades de supervisión adscritas a las Inspectorías del Trabajo, a través de estas, se efectúan las Inspecciones del Trabajo (actos supervisorios, investigación de accidentes de trabajo e inspecciones especiales), registro de comité de higiene y seguridad y asesoría técnica y legal a patronos y trabajadores en el cumplimiento de la normativa laboral vigente.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Inspección, Comité, Asesoría, Negociación Colectiva y Organizaciones Sindicales locales.			
-Asesoría Técnica y Legal a Usuarios	Hora / Hombre	31.742	11.282.569.828
-Inspecciones de Trabajo	Visita	14.884	5.290.459.622
-Registro de Comité de Higiene y Seguridad.	Registro	5.292	1.881.020.715
TOTAL			**18.454.050.165**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	16.926.037.490
	- Recursos Ordinarios	14.868.069.356
	- Gestión Fiscal	2.057.968.134
4.02	Materiales y Suministros	787.890.175
	- Recursos Ordinarios	787.890.175
4.03	Servicios no Personales	740.122.500
	- Recursos Ordinarios	457.622.500
	- Gestión Fiscal	282.500.000
	TOTAL	**18.454.050.165**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.165	8.534.819.301
- Directivo	12	135.397.008
- Profesional y Técnico	472	4.587.493.625
- Personal Administrativo	536	3.030.747.580
- Obrero	145	781.181.088
Personal Fijo a Tiempo Parcial	14	53.864.856
- Personal Médico	14	53.864.856
TOTAL	**1.179**	**8.588.684.157**

Ministerio de Energía y Minas

MINISTERIO DE ENERGÍA Y MINAS

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

El Ministerio de Energía y Minas orientará dentro de los más amplios criterios de austeridad y racionalización del gasto, su política presupuestaria en los subsectores Hidrocarburos, Minas y Energía, así como en las áreas de apoyo, con la finalidad de ejecutar los planes y objetivos propuestos, que permitan el cumplimiento de las metas de crecimiento y desarrollo económico del país. Contempla este presupuesto lo concerniente al nuevo salario mínimo puesto en vigencia a partir del 01-07-2003, la prima de profesionalización, el costo del cesta ticket, costo de medicinas de jubilados y pensionados y las compensaciones por eficiencia y productividad entre otros; contiene además los aportes a sus entes adscritos, organismos internacionales tales como: Organización Latinoamericana de Energía (OLADE) Conferencia de Comercio y Desarrollo de las Naciones Unidas (UNCTAD) etc., y las transferencias a las empresas del sector eléctrico incluyendo a la Fundación para el Desarrollo del Sector Eléctrico (FUNDELEC), las cuales provienen de la Ley Especial de Endeudamiento.

Los lineamientos generales de política para el ejercicio fiscal año 2004, se detallan a continuación:

1.1 SUBSECTOR HIDROCARBUROS:

De acuerdo con la Ley Orgánica de Hidrocarburos, la Ley de Hidrocarburos Gaseosos y sus reglamentos y dentro del marco de la política macroeconómica es competencia de las unidades ejecutoras involucradas en este subsector, la definición de lineamientos que contribuyan a la realización de las Líneas Generales del plan de desarrollo Económico y Social de la nación. Donde se promueva la conformación de cadenas productivas en el área de hidrocarburos, así mismo, la determinación y seguimiento de los lineamientos de política relacionados con el desenvolvimiento de todas las actividades vinculadas con el desarrollo y aprovechamiento de los recursos de hidrocarburos existentes en el país, y en particular los referentes a la industria petrolera, gasífera y petroquímica nacional incorporando al sector de servicios para-petrolero a la cadena productiva de hidrocarburos. Estas actividades continuarán fundamentándose en una serie de principios básicos aplicables tanto en el ámbito nacional como internacional, dictada por el Ejecutivo Nacional, para lo cual se ejecutaran las siguientes acciones:

- Fomentar e impulsar la formación y expansión del capital nacional tanto con empresas nacionales como internacionales por intermedio de alianzas comerciales de índole estratégico, incluyendo nuevas tecnologías y formación de recursos humanos, en el sector de suministro de bienes y servicios a la industria petrolera, petroquímica y del gas.

- Intensificar e incrementar las actividades de la industria del gas, mediante la siguiente orientación:

 - Explorar y desarrollar reservas de gas libre en tierra, en el lago de Maracaibo y costa afuera.
 - Ampliar los sistemas de transmisión de gas con la participación del sector privado.
 - Promover proyectos de industrialización del gas para transformarlo en productos químicos de alto valor.
 - Dentro del plan aguas abajo está el proyecto de ASINCOR con la participación de catorce microempresas.

En este proyecto se invertirán Bs. 1.070 millones por parte del Banco de Desarrollo Económico y Social de Venezuela (BANDES), Sociedad de Garantía Recíproca del Estado Falcón y FONPYME. El Ministerio de Producción y Comercio aportará Bs. 250 millones para la construcción del galpón a través de un convenio firmado con la Gobernación del Estado Falcón. Los responsables de este proyecto serán el Ministerio de Producción y Comercio, la Gobernación del Estado Falcón, el FONDOPYMI FALCON, FONPYMI, BANDES, Ministerio de Energía y Minas, Centro Refinador Paraguana-PDVSA y el grupo ASINCOR.

Los beneficios para el país serán la sustitución de importaciones que traerá un ahorro de divisas, así como la seguridad en el aprovechamiento de materia prima por la empresa VASSA, tendrá una estructura de costo competitiva con empresas foráneas, y la recuperación de la inversión está estimada en lapso de seis años.

Las empresas que conforman ASINCOR son: ACEMACA, CA, PAMYCA, CA, OPTIMUS OIL, CA, MINOIL CHEMICAL INDUSTRIAS CA, PRASEMIN, CA, QUIMISAN, CA, ASEINCA, CA, SANZA, CA, YBARJOMI, CA, ACCA ACEITES DEL CARIBE, CA, LUBRIMIN, CA Y PASUCA (PARAGUANA SUPPLY), por ello se hará seguimiento y se supervisarán las empresas

- Entre la República Bolivariana de Venezuela y la República Federativa de Brasil, se realizó un convenio de cooperación petrolera en las áreas de desarrollo de negocios y actividades de cooperación en: refinación de crudos pesados, proyectos de exploración y producción de petróleo e intercambio tecnológico.

 Petróleos de Venezuela S.A. y la empresa Petróleo Brasileiro S.A. acordaron lo siguiente:

 - Desarrollar estrategias y estudios de valor a crudos pesados, con miras a la construcción de una refinería para el procesamiento y valorización de dichos crudos.
 - Se conformarán asociaciones entre sí en proyectos de exploración y producción de petróleo, tanto en tierra como costa afuera en Venezuela.
 - Las partes intercambiarán conocimiento y desarrollarán proyectos de investigación, destacando las áreas con capacidad técnica reconocida, tales como: exploración y producción de petróleo en aguas profundas, producción y refinación de crudos pesados, así como en aquellas de mutuo interés.
 - Se desarrollarán proyectos integrados de gas natural, desde la exploración de potenciales gasíferos en Venezuela hasta colocación en el mercado brasileño y otros mercados.
 - Se sumarán esfuerzos en el monitoreo del mercado internacional de petróleo y derivados, particularmente para los crudos pesados.

- Los grupos de trabajo reportarán a un Comité conformado por un Director de PDVSA, un Director de Petrobras, un representante del Ministerio de Energía y Minas de Venezuela y un representante del Ministerio de Energía y Minas del Brasil. Este comité establecerá la programación de intercambio de conocimientos para compartir experiencias en las áreas de:

 - Normativas y acuerdos en negocios binacionales de transporte de gas por gasoductos.
 - Transporte y distribución de gas metano.
 - Organización del negocio del gas.

- Proyecto Gasoducto entre la Guajira Colombiana y la región del lago de Maracaibo en Venezuela.

 El objetivo de este proyecto es construir operar y mantener un gasoducto para la importación de 150 mil pies cúbicos diarios de gas colombiano, a partir del año 2005 y por 7 años, para suplir parcialmente la demanda de la región occidental de Venezuela.

 Con dicho proyecto Venezuela obtendrá:

 - Resolver la actual situación deficitaria en el occidente del país. La oferta actual de gas corresponde a gas asociado a la actividad de producción de crudo, del orden de 600 MPCD, ya en mayo del 2002 la región presentaba un déficit de gas, que en el sector eléctrico está siendo absorbido por el consumo de combustibles líquidos como Diesel y Fuel oil, ya que las principales plantas generadoras de electricidad tienen sistema dual de alimentación de combustible. En los próximos 20 años la oferta de gas se estima que se reducirá aun más, debido a declinación natural de los yacimientos y a los requerimientos adicionales de gas para continuar con la actividad petrolera. El déficit puede llegar a 570 MPCD.

- En el Proyecto Gran Mariscal Sucre al Norte de Paria, se estimula la infraestructura necesaria para desarrollar todo un paquete industrial del primer tren de licuefacción de gas, así como otros trenes de expansión que procesen las reservas de gas de otras áreas ubicadas Costa Afuera, así como el establecimiento de industrias petroquímicas, GTL, generación eléctrica, etc. La reserva de gas libre del Norte de Paria permitirá producir

1000 millones de pies cúbicos diarios de gas para un primer tren de exportación de gas natural licuado con la capacidad de 4,7 MMTA, con una inversión estimada de U$ 2.700 millones a partir del inicio de la producción en el año 2007, y un suministro de 300 millones de pies cúbicos diarios de gas para el desarrollo de un complejo industrial gasífero en Paria.

- Dentro del Plan Nacional de Gas se otorgaron en la Plataforma Deltana dos con el fin de explotar y explorar el gas, los bloques otorgados fueron: el bloque número dos que se otorgó a la empresa Chevron-Texaco y el bloque número cuatro que se otorgó a la empresa Statoil-Norks Hydro. La explotación de las reservas de gas en la Plataforma Deltana es un macro proyecto nacional, concebido en el contexto de la estrategia dirigida a la utilización del potencial de recursos de Venezuela: los humanos, naturales, organizativos y gerenciales con la finalidad de estimular y lograr la participación conjunta del Estado y del sector privado nacional e internacional, y lograr la reconstrucción del tejido industrial del país con miras a la diversificación del sector económico basado en el potencial y las ventajas que ofrece el sector de los hidrocarburos gaseosos. Implica una inversión inicial que esta en el orden de los 4 mil millones de dólares con una generación de empleo directo de 10 mil puestos de trabajo y una generación de empleos indirectos de 40 mil puestos de trabajo, especialmente en el oriente del país. Esto se capitalizará mediante la promoción de industrias tradicionales tales como las industria del cacao, la pesca, artesanía y también se impulsará el desarrollo del turismo en la zona. La inserción industrial generará un crecimiento en la dotación y construcción de la infraestructura industrial así como un mejoramiento de los servicios básicos. La Plataforma Deltana se estima rendirá al fisco un ingreso de divisas por el orden de los 600 u 800 millones de dólares anuales a partir del año 2007.

- Venezuela mantiene yacimientos comunes en el proyecto Gran Mariscal Sucre y en el proyecto Plataforma Deltana con Trinidad y Tobago, por ello se ha iniciado un proyecto de unificación de yacimientos entre ambos países y se espera la firma de un Memorando de Entendimiento.

- Analizar y aprobar los programas exploratorios y de reservas sometidas, para dar cumplimiento a las normas, mediante el seguimiento periódico de la actividad desarrollada en las áreas geográficas al norte de Monagas (Chaguaramal-Furrial-Tácata etc.), Golfo de Paria Este y Oeste, tendentes a localizar estructuras prospectivas de hidrocarburos.

- Continuar la formulación y evaluación de los lineamientos de política a las industrias petrolera, gasífera y petroquímica nacional, fortaleciendo la capacidad supervisora del Ministerio.

- Continuar la evaluación y seguimiento de los proyectos contenidos en los Convenios de Asociación para la exploración a riesgo de nuevas áreas y la producción de hidrocarburos bajo el esquema de ganancias compartidas.

- Evaluar los proyectos contenidos en los Convenios de Asociación Estratégica para llevar a cabo la explotación y mejoramiento de petróleos extrapesados en la Faja Petrolífera del Orinoco.

- Estudiar y aprobar las reservas probadas de hidrocarburos, que garanticen la ejecución de los programas de producción en el corto, mediano y largo plazo.

- Analizar y aprobar los programas exploratorios, así como su cumplimiento, tendentes a localizar estructuras prospectivas de hidrocarburos, sobre todo en crudos livianos y medianos.

- Examinar y aprobar la determinación de nuevas áreas geográficas a empresas operadoras.

- Fiscalizar, supervisar y determinar las áreas otorgadas que no estuviesen en explotación para el cálculo del impuesto superficial.

- Proseguir el control y seguimiento de las diversas actividades de la industria petrolera, orientadas a mantener un nivel de potencial petrolero, cónsono con los requerimientos del país y con los acuerdos de la Organización de Países Exportadores de Petróleo (OPEP).

- Continuar el seguimiento de los programas de recuperación suplementaria de hidrocarburos, en virtud de que éstos constituyen el medio más económico y seguro para incrementar las reservas recuperables de hidrocarburos y el potencial de producción.

- Fiscalizar y supervisar los volúmenes de hidrocarburos producidos en los yacimientos y los derivados consumidos en el país, los cuales servirán de base para el cálculo de los impuestos de explotación, transporte y consumo previstos en la Ley de Hidrocarburos.

- Las Inspectorías Técnicas de hidrocarburos tienen como prioridad elaborar, dentro de su ámbito de acción, informes pormenorizados sobre las áreas otorgadas que no estuvieren en explotación: la perforación exploratoria, de desarrollo, la explotación eficiente de los yacimientos, con el objeto de que el aprovechamiento del recurso se optimice el uso de estos hidrocarburos tanto en el mercado interno como de exportación.

Así mismo, llevar una contabilidad diaria de los volúmenes producidos, almacenados, refinados y consumidos en el mercado interno y los exportados, a los efectos de darle cumplimiento a lo establecido en las leyes y reglamentos referentes al cobro del impuesto superficial de áreas no sometidas a explotación, al cobro de impuesto de explotación de los hidrocarburos producidos y del impuesto al consumo de los productos utilizados en el mercado interno.

- Continuar la fiscalización de los volúmenes de hidrocarburos exportados, los cuales servirán de base para el cálculo del impuesto sobre la renta.

- Continuar la fiscalización de los volúmenes de hidrocarburos producidos, los cuales servirán de base para el cálculo de la regalía.

- Fiscalizar los volúmenes de orimulsión producidos y exportados.

- Mantener el control y seguimiento de los convenios operativos.

- Mantener el control y seguimiento de los campos inactivos para su reactivación.

- Continuar el análisis y seguimiento de las diversas actividades de las industrias de refinación y petroquímica en sus áreas operacionales, financieras, ambientales y de racionalización del consumo energético, a objeto de evaluar el grado en que se adecuan sus estrategias, programas y metas a las políticas establecidas.

- Proseguir con la evaluación de política y el análisis de los aspectos técnicos y económicos en el ámbito nacional e internacional, que determinan el desarrollo de las industrias de refinación y petroquímica.

- Acelerar el proceso de la industrialización de los hidrocarburos para contribuir con la estrategia nacional de convertir este subsector, en el soporte fundamental para el avance industrial y tecnológico del país. A tal efecto, se analizará y emitirá opinión acerca de los proyectos y planes que adelanta la industria en materia de refinación, petroquímica y procesamiento del gas natural. Asimismo, se mantendrá el seguimiento de la gestión de las empresas industrializadoras de los productos refinados y se evaluarán los factores determinantes de la participación de esos productos en la actividad química y petroquímica.

- Continuar la supervisión y control de los programas de suministro de las dietas de petróleo y otros insumos a procesarse en las refinerías nacionales y en la Refinería Isla de Curazao, así como de los productos obtenidos, a fin de abastecer el mercado interno y cumplir con los compromisos de exportación.

- Mantener el seguimiento, análisis y evaluación de las variables petroleras económicas y monetarias, a los fines de elaborar estudios básicos para la estimación del ingreso por concepto de exportaciones petroleras, así como la distribución de estos ingresos entre el fisco nacional y la industria petrolera. El objeto es contribuir a la toma de decisiones con relación a la elaboración del presupuesto de la nación y los planes de expansión de la industria petrolera, entre otros.

- Continuar con el seguimiento y análisis permanente del comportamiento de los precios petroleros en el mercado internacional, que permita realizar los estudios y poder dar recomendaciones sobre niveles y políticas a objeto de mantener competitivos los crudos y productos venezolanos en el mercado internacional.

- Realizar análisis y estudios a corto, mediano y largo plazo de las variables que conforman el balance petrolero mundial, los cuales permiten evaluar continuamente la situación del mercado petrolero mundial, de la OPEP y de Venezuela en ese contexto.

- Elaborar estudios sobre el comportamiento y perspectivas de la economía mundial a corto, mediano y largo plazo como base para realizar estimaciones del comportamiento de la demanda petrolera mundial.

- Efectuar estudios y recomendaciones de políticas de producción y precios del petróleo, a ser propuestas ante la Organización de Países Exportadores de Petróleo (OPEP).

- Efectuar el análisis de los mercados potenciales, estrategias y políticas de comercialización de los hidrocarburos venezolanos.

- Evaluar los planes de inversión y de operación de la industria petrolera y petroquímica nacional.

- Continuar con la evaluación periódica de los acuerdos internacionales de cooperación en materia energética y la participación activa de Venezuela en el seno de los mismos, tales como : Acuerdo de San José, Grupo de los Tres, Organización Latinoamericana de Energía (OLADE), Grupo Informal de Países Latinoamericanos y del Caribe (GLIPLACEP), entre otros.

- Elaborar las estadísticas oficiales del sector hidrocarburos.

- Coordinar y elaborar el Anuario Petróleo y Otros Datos Estadísticos (PODE).

- Elaborar las normas legales, técnicas y administrativas necesarias para regular las actividades del mercado interno, así como también el establecimiento de sistemas de control, destinados a disminuir el contrabando de extracción de combustibles.

- Hacer seguimiento al convenio de cooperación con el Ministerio de Energía de Colombia, con el fin de controlar eficientemente el comercio de combustible en las zonas fronterizas.

- Mantener la realización de operativos de fiscalización para verificar las condiciones de seguridad de las operaciones, el cumplimiento de las normas técnicas vigentes y controlar la calidad de los productos suministrados.

- Continuar trabajando, conjuntamente con las comunidades indígenas organizadas, en un programa especial que les permitirá la comercialización de los combustibles en condiciones seguras y controladas. Por medio de este programa, se están atendiendo directamente 320 grupos familiares de indígenas, organizados en 3 cooperativas que movilizan mensualmente 11.000 millones de litros de combustible. La comercialización del combustible permitirá adicionalmente recibir Bs. 2.600 millones por año.

- Respecto al programa de Gas Nacional Venezolano, redefinir los subsidios a las conversiones de combustibles con el fin de incentivar el consumo de Gas en los vehículos.

- Atender y actualizar todo lo relativo al establecimiento de los precios de los productos derivados de hidrocarburos en el mercado interno.

- Evaluar las solicitudes relativas al otorgamiento de los permisos necesarios para el ejercicio de las actividades de almacenamiento, transporte, distribución y comercialización de los productos derivados de hidrocarburos en el mercado interno.

- Examinar las solicitudes para la construcción, modificación, desincorporación o desmantelamiento de las obras e instalaciones sometidas a la consideración de este Ministerio por las empresas que realizan actividades en el sector de los hidrocarburos.

- Los hechos acaecidos en Abril de 2002, a raíz de la promulgación de la reforma del marco legal sobre materia de hidrocarburos y los cambios realizados en la directiva de PDVSA, así como el paro de Diciembre de 2002, impactaron la economía y la tranquilidad social de la nación, causando daños que serán irrecuperables para el

país. Esta situación se habría minimizado si las autoridades del MEM y PDVSA, hubieran dispuesto de un centro de monitoreo del negocio. Vista esta necesidad, el MEM planteó ante la Organización de Automatización de Informática y de Telecomunicaciones de PDVSA (AIT), la necesidad de tener a la brevedad, una plataforma de tecnología de información que permita alcanzar el objetivo planteando.

Por lo anteriormente expuesto la alta gerencia de PDVSA y del MEM, instalarán y pondrán en servicio un Centro de Monitoreo de Energía (CME) que permitirá hacer seguimiento a los sistemas de los procesos de la cadena de valor del negocio de energia e hidrocarburos del Estado Venezolano, con el objeto de facilitar la toma de decisiones y las acciones apropiadas en caso de situaciones excepcionales (Fuerza Mayor). El alcance del centro de monitoreo de energía permitirá procesar información en línea referente al estado (status) de los sistemas, de los niveles de producción, de los indicadores de cada una de las refinerías y demás plantas. Los diferentes procesos que hacen posible la extracción, transformación, distribución y comercialización de nuestro principal recurso así como cualquier otra información, para ponerla a disposición de la alta gerencia del MEM, PDVSA y otros entes que considere el Estado.

Dicho procesamiento de información contará con las siguientes fases:

- Información operacional: Conformada por los datos provenientes directamente de los sistemas activos de la Organización.

- Información Gerencial: Dirigida a la gerencia media de la organización, la cual deberá definir calidad y frecuencia de los datos que se manejarán. Estos datos deben ser preparados por herramientas de software especializados.

- Información estratégica: Fundamentada en indicadores de gestión del negocio, definidos previamente con base al análisis especializado de la información de la organización y manejado por software especializado.

Continuando con el proceso de transformación del Sector de Hidrocarburos, para el ejercicio fiscal del año 2004 y en función de los ingresos del Estado, el Ministerio de Energía y Minas debe lograr maximizar los beneficios y la participación nacional en el aprovechamiento de los recursos petroleros. En función de este mandato debe ejercer la inspección y fiscalización de las empresas petroleras estatales y sus filiales, los convenios operativos, las asociaciones estratégicas y la exploración a riesgo, las licencias de gas, etc., esto hace necesario aumentar el personal técnico de las Inspecciones Técnicas Regionales de Hidrocarburos ubicadas en Barcelona, Barinas, Maracaibo y Maturín, que estarán en las áreas bajo su jurisdicción para lograr llevar la contabilidad diaria de los hidrocarburos producidos, almacenados, refinados y consumidos.

Por otra parte, efectuar los informes técnicos con el fin de dar cumplimiento a lo establecido en leyes y reglamentos en lo referente al cobro de la regalía, los impuestos y dividendos.

También es necesario adquirir profesionales para reforzar las distintas Direcciones que elaboran políticas y hacen seguimiento a los Proyectos y Convenios Internacionales, quienes deben ser técnicos especializados y que entrenen a profesionales para formar parte de la planta técnica de este organismo, con el fin de darle continuidad a las políticas elaboradas por el Ministerio.

1.2 SUBSECTOR MINAS:

Los lineamientos de política del sector minero para el año 2004, se encuentran enmarcados dentro de la Directriz Estratégica "Reactivación y Fortalecimiento del Sector Minero" y las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007.

Los lineamientos de política comprenden fundamentalmente los siguientes aspectos:

- **Legales**

 - Ofrecer un alto nivel de certidumbre y seguridad jurídica a los inversionistas nacionales y extranjeros, interesados en desarrollar actividades mineras.

- Revisar y simplificar los procedimientos relacionados con la tramitación y otorgamiento de derechos mineros, con la finalidad de hacerlos ágiles y expeditos.

- **Institucionales**

 - Optimizar el rol del Ministerio de Energía y Minas como agente promotor del desarrollo minero sostenible y sustentable.
 - Reforzar la presencia del Estado en las áreas mineras para fortalecer la fiscalización y el control de las actividades mineras.
 - Fortalecer las unidades del MEM vinculadas al sector minero, tanto a nivel central como a nivel regional.
 - Implementar planes de capacitación y adiestramiento de los recursos humanos requeridos para desarrollo del sector minero.
 - Realizar prospecciones y exploraciones dirigidas a actualizar el inventario de recursos minerales existentes en el país.

- **Económicos**

 - Contribuir a crear un entorno nacional apropiado para el desarrollo de una industria minera altamente competitiva.
 - Impulsar el desarrollo de cadenas productivas, propiciando la creación de industrias mineras aguas abajo, transformadoras de productos derivados de la minería en bienes con un mayor valor agregado nacional.

- **Comerciales**

 - Implementar mecanismos que faciliten a la industria minera nacional la tarea de responder a los retos y oportunidades internacionales en materia de inversión e intercambio comercial.
 - Velar por que las materias primas minerales de origen nacional se destinen prioritariamente a satisfacer las necesidades de la industria nacional.
 - Propiciar e impulsar el crecimiento de las exportaciones de productos derivados de la minería con un mayor valor agregado.

- **Ambientales**

 - Velar porque las actividades mineras se realicen sobre la base de las leyes ambientales y en el principio de desarrollo sustentable, estimulando el uso de las mejores practicas mundiales en materia de protección ambiental, higiene y seguridad laboral.
 - Sobre la base de los lineamientos de política minera definidos, se identifican áreas de interés prioritarias que ameritan una atención exclusiva por parte del Ministerio de Energía y Minas, para mejorar su desempeño y así lograr implementar de manera eficaz las estrategias que conduzcan a alcanzar con éxito los objetivos planteados.

 Estas áreas de interés son:

 - **Capacitación y Desarrollo de Recursos Humanos**

- **Objetivo Estratégico:**

Fortalecer el desarrollo de los recursos humanos tanto en conocimiento como en oportunidades de crecimiento y desarrollo, dentro de un ambiente laboral idóneo y trabajando bajo una misma cultura organizacional.

- **Fortalecer la Fiscalización y Control de las Actividades Mineras**

- **Objetivo Estratégico:**

Reorganizar y reestructurar el Ministerio de Energía y Minas tanto a nivel central como regional, con la finalidad de dotar a dicho Organismo de un eficiente sistema de fiscalización y control de las actividades mineras, a tal efecto las estrategias necesarias requeridas son:

Reubicar las oficinas regionales de minas en función de los volúmenes de explotaciones mineras que se realizan en las distintas jurisdicciones del país, la importancia económica y social de las mismas y la extensión territorial.

Dotar a las oficinas regionales de minas del personal y presupuesto adecuado, infraestructura física, equipos y vehículos y de un sistema de procesamiento de datos y de comunicación que permitan el desempeño eficiente de las funciones encomendadas.

Dotar a las Direcciones del Ministerio de Energía y Minas, que integran el sector minero de los recursos humanos que cumplan con los perfiles requeridos por dichas unidades para cumplir eficientemente las funciones respectivas.

Mejorar los procedimientos de liquidación y recaudación de los tributos establecidos en la Ley de Minas.

Mejoramiento de la Plataforma de Tecnología de Información.

Implementar tecnologías adecuadas en materia de sistemas de información, que permitan un manejo óptimo de la información relacionada con la actividad minera a nivel nacional.

Pequeña Minería de Oro y Diamante.

- **Objetivo Estratégico.**

Transformar la pequeña minería en una actividad económicamente rentable, socialmente justa y ecológicamente sostenible.

1.3 SUBSECTOR ENERGIA

Corresponde al Despacho del Viceministro de Energía: formular, ejecutar, seguir y tutelar la Política Energética Integral del país, así como su armonización con la estrategia económica global, orientada a consolidar y potenciar el Sistema Energético Nacional para contribuir al desarrollo sostenido del país y sus habitantes. Por otra parte, velar porque el flujo de la energía sea suficiente, oportuno y de calidad, bajo una explotación racional con el mínimo impacto ambiental.

Este Despacho diseña, formula, desarrolla y aplica políticas, lineamientos, leyes, normas, reglamentos, resoluciones, planes, pliegos tarifarios e investigaciones relacionadas con el Sector Energético, conduciendo a la optimización en el uso de los recursos energéticos y en la gestión económica - financiera de los mismos, al igual que la regulación y supervisión normativa del servicio eléctrico nacional, su plan de expansión y modernización, y la aplicación de métodos de asignación óptima de recursos.

La política de gastos del Sector Energía estará orientada a:

- Coordinar con la Comisión Nacional de la Energía (C.N.E.E.) y el Centro Nacional de Gestión del Sistema Eléctrico (CNG) todo lo relacionado con:

- Coordinar, fiscalizar y controlar el Plan Indicativo del Sector Eléctrico.

- Analizar y diseñar las políticas a ser utilizadas en la regulación del sector eléctrico donde se incluyen aspectos que equilibren los deberes y derechos de los usuarios.

- Coordinar y participar en estudios tarifarios del sector eléctrico y recomendar medidas para mejorar la calidad del servicio eléctrico.

- Supervisar las acciones de fiscalización y control del servicio eléctrico nacional, desarrolladas por la CNEE.

- Elaborar normas de eficiencia y calidad en la prestación del servicio eléctrico.

- Realizar estudios y monitorear la problemática de interacción entre el desarrollo energético y los impactos sobre el medio ambiente, así como la participación en negociaciones internacionales.

- Planificar proyectos y acciones que optimicen el uso de las fuentes energéticas.

- Realizar estudios en materia de los impactos sobre el medio ambiente debido al desarrollo energético, y monitorear la problemática en la interacción de los mismos.

- Atender permanentemente a los organismos internacionales relacionados al área energética.

- Promover e incentivar el desarrollo de las Empresas del sector.

- Incorporar a las zonas desasistidas del país y a su población al flujo energético, promocionando el uso de fuentes energéticas no convencionales y con tecnología de bajo impacto ambiental.

- Asistir y promover eventos con entes de carácter internacional relacionados con el desarrollo y aprovechamiento de las distintas fuentes energéticas.

- Proporcionar servicios e inspecciones de seguridad radiológica a las instituciones que lo requieran.

- Prestar servicios de dosimetría personal, evaluación de la calidad y eficiencia en el uso de unidades (equipos y fuentes) generadores de radiaciones ionizantes.

- Canalizar a través de organismos internacionales la formación y el adiestramiento del recurso humano que labora en el sector.

- Identificar las necesidades de cooperación técnica internacional para la formulación de proyectos, para su financiamiento y así evaluar el desarrollo y logros alcanzados por los mismos.

- Asesorar al Ejecutivo Nacional en la participación de tratados, convenios y acuerdos internacionales en materia energética.

- Contribuir con el Ejecutivo Nacional en la fijación, seguimiento y control de planes, políticas, normas y procedimientos relativos al desarrollo de la actividad nuclear en el país, en concordancia con los Planes Nacionales de Desarrollo.

- Participar en la investigación, aplicación, evaluación de recursos materiales y divulgación de actividades orientadas al uso pacífico y seguro de la energía nuclear.

- Elaborar normas y regulaciones para el control de la adquisición, transporte, almacenamiento, uso y transferencia de equipos y materiales radiactivos, así como la disposición de sus desechos.

- Realizar programas y proyectos vinculados con las estadísticas y los sistemas de información y de gestión energética, incluyendo las fuentes nuevas y renovables y las actividades nucleares.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Orientar dentro de los más amplios criterios de austeridad y racionalización del gasto, su política presupuestaria en los subsectores hidrocarburos, minas y energía	Informe	1	28.727.305.766
Definir lineamientos que contribuyan a la realización exitosa del país, promoviendo la conformación de cadenas productivas en el área de hidrocarburos	Informe	1	17.350.285.488
Reestructurar y fortalecer el sector minero aprovechando los potenciales existentes	Informe	1	13.354.565.776
Formular, ejecutar y tutelar la Política Energética Integral del País y su armonización con la estrategia económica global, orientada a consolidar y potenciar el Sistema Energético Nacional	Informe	1	201.190.052.970
TOTAL			**260.622.210.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior y Apoyo Técnico y Administrativo.	28.727.305.766
02	Planificación, Supervisión y Control Técnico-Fiscal de las Industrias Petrolera y Petroquímica.	17.350.285.488
03	Planificación, Fiscalización y Control de la Industria Minera	13.354.565.776
04	Planificación, Control e Investigación de los Recursos Energéticos	201.190.052.970
	TOTAL	**260.622.210.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	34.626.097.615
	- Recursos Ordinarios	22.337.265.615
	- Gestión Fiscal	10.824.232.000
	- Otras Fuentes de Financiamiento	1.464.600.000
4.02	Materiales y Suministros	1.067.551.000
	- Recursos Ordinarios	955.096.868
	- Gestión Fiscal	112.454.132
4.03	Servicios no Personales	36.533.677.385
	- Recursos Ordinarios	2.565.790.385
	- Gestión Fiscal	1.425.469.000
	- Otras Fuentes de Financiamiento	370.700.000
	- Programas y Proyectos	32.171.718.000
4.04	Activos Reales	2.321.291.000
	- Gestión Fiscal	2.321.291.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	500.000.000
	- Gestión Fiscal	500.000.000
4.07	Transferencias	185.573.593.000
	- Recursos Ordinarios	13.583.247.132
	- Gestión Fiscal	5.837.153.868
	- Otras Fuentes de Financiamiento	1.107.300.000
	- Programas y Proyectos	165.045.892.000
	TOTAL	**260.622.210.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.517	9.811.104.294
- Directivo	88	776.748.524
- Profesional y Técnico	623	5.338.294.514
- Personal Administrativo	435	2.250.880.183
- Personal Médico	2	11.787.836
- Obreros	369	1.433.393.237
Personal Fijo a Tiempo Parcial	10	45.583.729
- Personal Médico	10	45.583.729
Personal Contratado	51	385.874.592
- Empleados	39	349.896.000
- Obreros	12	35.978.592
TOTAL	**1.578**	**10.242.562.615**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	5	14.826.240
II	247.105 - 297.105	253	836.071.328
III	297.106 - 347.106	101	382.231.240
IV	347.107 - 397.107	34	148.968.553
V	397.108 - 447.108	391	1.928.040.814
VI	447.109 - 497.109	22	127.606.459
VII	497.110 - 547.110		
VIII	547.111 - 597.111	122	830.591.632
IX	597.112 - 647.112	108	792.448.250
X	647.113 - 697.113	170	1.353.032.866
XI	697.114 - 747.114	31	268.575.050
XII	747.115 - 797.115	134	1.249.499.887
XIII	797.116 - 847.116	66	661.844.537
XIV	847.117 - 897.117	81	852.112.092
XV	897.118 - 947.118	32	354.253.800
XVI	947.119 - 997.119	14	165.271.563
XVII	997.120 Y MÁS	14	277.188.304
	TOTAL	**1.578**	**10.242.562.615**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
A0199	Instituto Nacional de Geología y Minería (INGEOMIN)	7.000.000.000
A0215	Comisión Nacional de Energía Eléctrica (CNEE)	365.000.000
A0356	Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	1.800.000.000
A0364	Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)	2.979.569.500
A0620	C.A. de Administración y Fomento Eléctrico (C.A.D.A.F.E.)	143.926.980.000
A0649	C.A. Energía Eléctrica de la Costa Oriental (ENELCO)	4.194.382.500
A0691	C.A. Energía Eléctrica de Barquisimeto (ENELBAR)	13.944.960.000
A0900	Ente Nacional del Gas (ENAGAS)	4.773.849.000
	TOTAL	**178.984.741.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	10.836.000
4.07	01	00	00	Transferencias Corrientes Internas	10.836.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	10.836.000
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	540.000
				S0916 - Sindicato Unico de Obreros Dependiente del Estado (S.U.O.D.E.)	540.000
4.07	01	01	18	Subsidios Científicos al Sector Privado	10.296.000
				S0197 - Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP)	10.296.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	709.300.000
4.07	03	00	00	Transferencias al Exterior	709.300.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	709.300.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	709.300.000
				I0124 - Conferencia de Comercio y Desarrollo de las Naciones Unidas (UNTACD)	5.760.000
				I0126 - Organización Latinoamericana de Energía (OLADE)	625.600.000
				I0165 - Consejo de la Energía de los Estados Unidos	61.440.000
				I0202 - Agencia Internacional de Energía (A.I.E.)	16.500.000

PROGRAMA: 01 - Dirección Superior y Apoyo Técnico y Administrativo

UNIDAD EJECUTORA: Despacho del Ministro y Director del Despacho

Este programa incluye todas las actividades de apoyo técnico administrativo y la Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGIA Y MINAS "LA ALQUITRANA"

Esta fundación tiene como objetivo prestar servicios de guardería infantil a los hijos, en edad preescolar, de los trabajadores al servicio del Ministerio, así como procurar una preparación adecuada en el niño para facilitar el ingreso a los distintos niveles educativos sistemáticos de la educación básica.

Para el cumplimiento de su objetivo se le han asignado Bs. 1.800 millones, de los cuales corresponden a Recursos Ordinarios Bs. 1.202,6 millones y Bs. 597,6 millones por Gestión Fiscal, que cubrirán sus gastos de funcionamiento.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Orientar dentro de los más amplios criterios de austeridad y racionalización del gasto, su política presupuestaria en los subsectores hidrocarburos, minas y energía:	Informe	1	28.727.305.766
Atender a las delegaciones y personalidades del mundo energético y minero	Informe	47	
Realizar auditorias financieras administrativas y de gestión para el ejercicio fiscal 2004	Informe	30	
Controlar la automatización del Registro Auxiliar de Contratistas y Proveedores así como el registro de documentos, consignados en el departamento de atención al Publico	Reporte	12	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Evaluar las becas a empleados	Documento	1	
Evaluar a las becas a obreros	Documento	1	
Proponer los programas de capacitación y adiestramiento a empleados	Documento	1	
Realizar los planes de capacitación y adiestramiento	Plan	1	
Coordinar los eventos públicos nacionales	Eventos	16	
Coordinar y elaborar informes sobre análisis Geopolíticos y del Mercado Petrolero	Informe	70	
Coordinar la elaboración del Plan Operativo Anual y el Presupuesto del MEM	Documento	2	
Coordinar la publicación de anuncios oficiales en medios impresos y difundir la gestión institucional a través de campañas institucionales	Aviso	56	
Coordinar, planificar y dirigir las actividades financieras, fiscales contables y de administración presupuestaria	Actividad	20	
Capacitación y Adiestramiento a Obreros	Documento	1	
Dirigir y coordinar la verificación y contabilización de las operaciones objeto de registro contable de la Ejecución del Presupuesto	Registro	3.000	
Efectuar seguimiento de los vínculos energéticos o mineros con los organismos internacionales	Informe	46	
Efectuar seguimiento y administrar los acuerdos de cooperación Energética en materia bilateral	Informe	50	
Presentar la ejecución oportuna y eficiente del plan de compras	Ord. de Compra	300	
Elaborar manuales, instructivos e informes técnicos	Documento	5	
Elaborar el programa de divulgación interno y externo del conocimiento técnico y científico de las actividades Petroleras, Energéticas y Mineras	Boletín	95	
Garantizar oportunamente el mantenimiento preventivo y correctivo de bienes e instalaciones	Reporte	12	
Gestionar ante la Tesorería Nacional la obtención de los recursos aprobados al presupuesto del MEM	Orden de Pago	1.100	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Generar reportes automatizados del Almacén central y establecer controles efectivos y del punto crítico, de entrada y salidas de materiales y equipos	Reporte	12	
Mantenimiento de la Intranet y Extranet del MEM	Reporte	235	
Liquidar y contabilizar las rentas en los ramos de Hidrocarburos y Minas	Planilla	1.400	
Mantenimiento y publicación del portal corporativo del MEM e Internet	Reporte	235	
Participación del personal de la Consultaría Jurídica en foros, conferencias, talleres nacionales e internacionales, reuniones ministeriales e institucionales, relacionadas con las materias administrativas	Foro	72	
Preparar los requerimientos de pasantes y similares	Documento	1	
Asistir a reuniones con personalidades nacionales e Internacionales	Reunión	180	
Revisión, análisis y formulación de observaciones a proyectos normativos (leyes, decretos, reglamentos) provenientes de otros organismos de la Administración Pública	Dictamen	500	
Revisión, análisis y emisión de opiniones jurídicas, sobre los diferentes casos planteados en materia administrativa, minera, energética, hidrocarburos y de personal.	Dictamen	870	
Revisión, conformación o elaboración de los diversos proyectos de leyes, decretos, reglamentos, resoluciones e instructivos, así como de sus reformas totales o parciales, referentes al Ministerio	Decreto	500	
Preparar los servicios de capacitación y adiestramiento	Documento	1	
Realizar traducciones e interpretaciones	Informe	200	
Realizar visitas a los Países integrantes de la OPEP	Visita	10	
Visitas a los Países no miembros de la OPEP y a los países que tienen que ver con el suministro de gas	Visita	9	
TOTAL			**28.727.305.766**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	16.017.047.381
	- Recursos Ordinarios	9.085.105.381
	- Gestión Fiscal	5.481.942.000
	- Otras Fuentes de Financiamiento	1.450.000.000
4.02	Materiales y Suministros	865.951.000
	- Recursos Ordinarios	761.111.000
	- Gestión Fiscal	104.840.000
4.03	Servicios no Personales	2.537.773.385
	- Recursos Ordinarios	799.132.385
	- Gestión Fiscal	1.411.951.000
	- Otras Fuentes de Financiamiento	326.690.000
4.04	Activos Reales	1.375.782.000
	- Gestión Fiscal	1.375.782.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	500.000.000
	- Gestión Fiscal	500.000.000
4.07	Transferencias	7.430.752.000
	- Recursos Ordinarios	5.469.516.000
	- Gestión Fiscal	1.563.236.000
	- Otras Fuentes de Financiamiento	398.000.000
	TOTAL	**28.727.305.766**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	649	3.843.034.924
- Directivo	64	569.068.095
- Profesional y Técnico	163	1.462.542.020
- Personal Administrativo	120	661.245.874
- Personal Médico	2	11.787.836
- Obreros	300	1.138.391.099
Personal Fijo a Tiempo Parcial	10	45.583.729
- Personal Médico	10	45.583.729
Personal Contratado	21	136.641.728
- Empleados	13	112.656.000
- Obreros	8	23.985.728
TOTAL	**680**	**4.025.260.381**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	5	14.826.240
II	247.105 - 297.105	203	666.555.553
III	297.106 - 347.106	67	257.374.996
IV	347.107 - 397.107	31	135.900.553
V	397.108 - 447.108	91	452.050.508
VI	447.109 - 497.109	20	115.757.756
VII	497.110 - 547.110		
VIII	547.111 - 597.111	27	184.878.228
IX	597.112 - 647.112	58	423.030.794
X	647.113 - 697.113	24	194.440.330
XI	697.114 - 747.114	19	164.895.550
XII	747.115 - 797.115	33	304.568.572
XIII	797.116 - 847.116	38	380.503.694
XIV	847.117 - 897.117	24	249.671.792
XV	897.118 - 947.118	26	288.076.801
XVI	947.119 - 997.119	11	130.650.182
XVII	997.120 Y MÁS	3	62.078.832
	TOTAL	**680**	**4.025.260.381**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	1.800.000.000
4.07	01	00	00	Transferencias Corrientes Internas	1.800.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	1.800.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	1.800.000.000
				A0356 - Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	1.800.000.000
				- Recursos Ordinarios	1.202.400.000
				- Gestión Fiscal	597.600.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	540.000
4.07	01	00	00	Transferencias Corrientes Internas	540.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	540.000
4.07	01	01	15	Subsidios a Organismos Laborales y Gremiales	540.000
				S0916 - Sindicato Unico de Obreros Dependiente del Estado (S.U.O.D.E.).	540.000
				- Recursos Ordinarios	540.000

PROGRAMA: 02 - Planificación, Supervisión y Control Técnico-Fiscal de las Industrias Petrolera y Petroquímica

UNIDAD EJECUTORA: Despacho del Viceministro de Hidrocarburos y Director General de Hidrocarburos

Este programa está dirigido a formular, controlar y administrar las políticas para la exploración, producción, transformación, industrialización y comercio de los recursos de hidrocarburos, mediante las empresas estadales y privadas que se ocupan de estas actividades y de las industrias conexas, de tal modo que se maximicen los beneficios para la nación, atendiendo asimismo las actividades de tecnología, inversiones y bienes de capital.

Las actuaciones de esta Unidad Ejecutora directamente o a través de las diferentes Direcciones Generales y Regionales, ubicadas tanto en la sede central de MEM, como en el interior de la República se sintetizan en:

- Mantener el control y la fiscalización de las distintas actividades desarrolladas por la industria petrolera y petroquímica nacional.
- Mantener la promoción de las políticas y estrategias dirigidas a fomentar la participación del inversionista nacional y extranjero en las industrias petrolera y petroquímica.
- Impulsar el desarrollo de la industria del gas natural.
- Implementar las normas legales, técnicas y administrativas requeridas por la dinámica de los procesos de apertura del mercado interno de productos derivados de hidrocarburos.
- Continuar la elaboración de escenarios de producción petrolera de la OPEP y distribución posible de cuotas por países, basados en la situación y perspectivas del mercado petrolero mundial.
- Promover, asesorar y financiar la ejecución de proyectos en las áreas de comercialización de hidrocarburos a ser ejecutados por asociaciones cooperativas.

ENTE NACIONAL DEL GAS

Se crea según Decreto N° 310 con Rango y Fuerza de Ley Orgánica de Hidrocarburos Gaseosos, publicado en la Gaceta Oficial N° 36.793 del 23/09/99, cuya misión es promover el desarrollo del sector y la competencia en todas las fases de la industria de los hidrocarburos gaseosos relacionados con las actividades de transporte y distribución y para coadyuvar en la coordinación y salvaguarda de dichas actividades, para lo cual se le asignan Bs. 4.773,8 millones, de los cuales Bs. 3.188,9 millones corresponden a financiamiento con recursos ordinarios y por Gestión Fiscal Bs. 1.584,9 millones.

Para lograr los fines contemplados en el marco de la política macroeconómica en el sector hidrocarburos, es necesario la intensificación y el incremento de las actividades de la industria del Gas, mediante la siguiente orientación:

- Explorar y desarrollar reservas de gas libre o independientes de la producción petrolera.
- Apoyar y promover con las Municipalidades las construcciones de redes de gas en los principales centros urbanos del país.
- Ampliar los sistemas de transmisión y distribución del gas con la participación del sector privado.
- Promover proyectos de industrialización del gas para transformarlo en productos químicos de alto valor.
- Propiciar las inversiones por parte del capital nacional e internacional, en el desarrollo de proyectos para la producción, transporte, distribución y comercialización del gas.
- Incentivar la incorporación de materiales y equipos fabricados en el país, así como de mano de obra y gestión

gerencial en proyectos de gasificación y de la industria del gas en general.

- Propiciar la competitividad y libre competencia en los negocios del gas y velar por la protección de los derechos de los usuarios.

La existencia del ENTE NACIONAL DEL GAS, traerá entre otros los siguientes beneficios:

- Mayores ingresos al Fisco Nacional
- Creación de nuevos empleos.
- Crecimiento de la demanda nacional del gas, por ser una fuente de energía económica.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Definir lineamientos que contribuyan a la realización exitosa del país, promoviendo la conformación de cadenas productivas en el área de hidrocarburos	Informe	1	17.350.285.488
Realizar informes mensuales trimestrales y semestrales	Informe	6	
Actualizar y elaborar normas y resoluciones para adaptarlas al marco legal vigente y los nuevos estándares de seguridad y calidad	Resolución	7	
Acuerdo de San José (Seguimiento, Evaluación y Estudio)	Estudio	2	
Alimentar el sistema de información computarizado de tecnología extranjera (SICOTEX) con los perfiles de los contratos registrados	Base de Datos	160	
Alimentar sistema de información de Inversiones Extranjeras (SINEX)	Base de Datos	150	
Análisis de la Situación Geopolítica	Informe	12	
Análisis de las solicitudes de calificación de empresas	Solicit. N/año	130	
Análisis de los mercados nacionales e internacionales para la determinación de los precios de las materias primas que utilizan	Listado	12	
Análisis diario sobre los precios petroleros	Informe	243	
Análisis, evaluación y actualización del registro de empresas según resolución 166	Actualización	20	
Análisis, evaluación y registro de empresas industrializadoras según resolución 166	Registro	10	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Análisis y actualización anual del registro de inversiones existentes	Solicit. N/año	250	
Análisis y evaluación de registros de contratos de importación	Solicit. N/año	160	
Análisis y evaluación de solicitudes para contratar profesionales en el exterior para dictar cursos especialización	Solicit. N/año	50	
Analizar la información sobre los montos pagados por contraprestación tecnológica	Estudio	1	
Anuario Petróleo y Otros Datos Estadísticos (PODE) y otros	Publicación	2	
Preparar balance de insumos y productos	Oficio	12	
Certificación de las empresas que realizan las actividades relacionadas con el manejo de productos derivados de los hidrocarburos	Certificado	40	
Competitividad de los crudos y productos Venezolanos	Estudio	243	
Contratación de servicios y reparaciones a equipos	Servicio	8	
Control y evaluación de las actividades de Exploración, Producción y Fiscalización de hidrocarburos en el ámbito nacional	Inf. estadistico	14	
Crear una unidad de asesoría legal, una unidad de certificación y una unidad de planificación, presupuesto y control de gestión	Unidad	3	
Cumplimiento de cláusulas y obligaciones contractuales	Orden médica	600	
Curso de adiestramiento de personal	Curso	30	
Dotación de equipos	Equipo	10	
Dotación de materiales, suministros y equipos de las dependencias	Compra	10	
Dotación de Ropa personal Obrero	Compra	2	
Efectuar inspecciones a: terrenos donde se construirán expendios de combustibles, instalaciones que expenden productos derivados de hidrocarburos y establecimientos que fabrican y/o reparan equipo	Inspecc./Visit	400	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Elaboración de perfiles de contratos de servicios y asistencia técnica	Solicit. N/año	160	
Elaborar actas, minutas, etc. de diversos reclamos o denuncias	Acta	24	
Elaborar estudios, normas y/o resoluciones para la fijación de precios de productos, calidad y seguridad en el manejo de los productos derivados de los hidrocarburos y actualización de normas	Resolución	6	
Elaborar informes de inspecciones a las diversas instalaciones que expenden productos derivados de los hidrocarburos	Informe	280	
Elaborar las propuestas, las resoluciones necesarias para el desarrollo de las actividades contempladas en la Ley Orgánica de Hidrocarburos Gaseosos y su reglamento	Documento	2	
Elaborar una publicación para difundir la información estadística del mercado interno de los derivados de los hidrocarburos mostrando estructura de costos y precios de los combustibles.	Documento	1	
Elaborar y ejecutar un plan nacional de los productos derivados de los hidrocarburos	Plan	1	
Establecer políticas, estrategias, supervisión y control acordes a la visión y misión establecidas por el MEM para el sector hidrocarburos	Informe	50	
Estudios económico-petroleros de Países Productores y Consumidores	Estudio	12	
Estudio, evaluación y registro de inversiones derivadas de venta o traspaso de acciones	Solicit. N/año	40	
Estudio y seguimiento de Variables del Mercado Petrolero	Estudio	14	
Estudios y seguimientos de la Economía Mundial a corto, mediano y largo plazo.	Estudio	14	
Evaluación anual de la gestión de la industria en refinación y petroquímica	Informe	1	
Evaluación anual de las políticas de los instrumentos de industrialización de los hidrocarburos	Informe	1	
Evaluación anual de los lineamientos de política del MEM apara el sector Refinación y Petroquímica	Informe	2	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Evaluación anual del Presupuesto de la Industria relativo a refinación y petroquímica	Informe	1	
Evaluación de los Resultados Financieros de la Industria Petrolera	Informe	12	
Evaluación de los resultados operacionales de la industria petrolera	Informe	12	
Evaluación, estudio y seguimiento de la industria Petroquímica y de refinación	Informe	4	
Evaluación, estudio y seguimiento de los proyectos de refinación y petroquímica	Informe	2	
Evaluación semanal de los precios (Prensa)	Informe	51	
Evaluación y registro de las solicitudes de nuevas inversiones directas	Solicit. N/año	150	
Evolución semanal de los precios BCV	Informe	51	
Existencia de capacidad de almacenamiento de crudo y producción	Oficio	12	
Expedición y tramitación de licencias de conductores de vehículos	Oficio	70	
Expedir permisos para el transporte y/o permiso consumo de embarcaciones fluviales	Permiso	120	
Exportado	MMBls/Año	247	
Fiscalización y verificación de la existencia física de los bienes que conforman una inversión extranjera	Programa	5	
Fiscalización de gas Natural : Producido	MMM3/año	11.321	
Fiscalización de líquidos del Gas Natural	MMBls/Año	22	
Fiscalización de Petróleo Exportado (Petróleo y Producción)	MMBls/Año	1.111	
Fiscalización de Petróleo: Producido	MMBls/Año	490	
Fortalecer el desarrollo competitivo de empresas nacionales y cooperativas productoras de bienes y prestadora de servicios	Informe	40	
Gasificación en las ciudades	Informe	1	
Informe de actividades resaltantes de la semana	Oficio	48	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Informe de exportaciones de crudo y productos	Oficio	12	
Informe de gestión de proyecto de la refinería El Palito	Oficio	48	
Informe estadísticos de comb. a naves en transito inter.	Oficio	12	
Informe sobre el Mercado Petrolero Semanal, Mensual y Trimestral	Informe	51	
Ingresos de Exportación petrolera para el presupuesto. nacional	Evaluación	4	
Inspección de las instalaciones de las empresas industrializadoras registradas en el MEM	Inspección	20	
Inspección o Auditoria de las empresas productoras de lubricantes Resolución 215	Inspecc./audit	36	
Inspeccionar estaciones de servicio, distribuidora, plantas de llenado de combustible G.L.P. Transporte (Terrestres y Fluviales)	Inspección	120	
Inspeccionar la calidad de los productos derivados de hidrocarburos comercializados	Inspección	530	
Inspecciones en las instalaciones que expenden productos derivados de hidrocarburos	inspección	565	
Inyectado	MMM3/Año	50	
Llevar las estadísticas del sector gasifero	Informe	4	
Mantener actualizado el pago de las contraprestaciones tecnológicas en el sistema computarizado de Tecnología Extranjera (SICOTEX)	Base de Datos	190	
Mantener contacto con los centros de investigación, sector publico y privado para lograr una adecuada transferencia de tecnología de los convenios de tecnología que se suscriban en el exterior	Visita	4	
Mejorar la infraestructura física y mantener adecuadas condiciones de trabajo	Reparación	3	
Memoria de la dirección	informe	1	
Necesidad de adquisición de equipos necesarios de computación	Compra	6	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Operativos sobre seguridad en el manejo de los productos derivados de hidrocarburos	Operativo	9	
Precios notificados de crudos y productos exportados	Análisis	12	
Preparar informe sobre análisis y perspectivas del sector gasifero	Informe	2	
Preparar la información del sector gasifero para el PODE	Documento	1	
Preparar la información del sector gasifero para la memoria y cuenta del MEM	Documento	1	
Presupuesto de la Dirección y POAN del sector	informe	2	
Programa de adiestramiento en autodespacho	taller	25	
Programa de suministro de combustible a comunidades indígenas	Informe	3	
Promover el desarrollo de los proyectos de industrializados de Gas	Reunión	2	
Promover y apoyar la creación de Cooperativas para las actividades de transporte de productos derivados de los hidrocarburos, a fin de contribuir con la reactivación de la economía del país.	Informe	30	
Propiciar la formación del Capital Nacional y para la industria de los hidrocarburos	Informe	24	
Proponer acciones relacionadas con los bienes y servicios energéticos conforme a las normas de la OMC	Reunión	2	
Realización de Informes Reglamentarios	Informe	600	
Realizar estudios de construcción, remodelación, desmantelamiento, almacenamiento o adaptación de establecimientos para el manejo de productos derivados de los hidrocarburos	Estudio	150	
Realizar operativos sobre seguridad en el manejo de los productos derivados de los hidrocarburos	Operativo	12	
- Refinado	MMBls/Año	275	
- Regalía del Gas Natural sujeto a impuesto	MMBs/Año	785.000	
Resolver sobre los exp. administrativos instruidos por la Guardia Nacional aplicación resolución 3315	Oficio	42	
Reuniones en Jefaturas de zonas y oficinas periféricas	Reunión	35	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Seguimiento a la aplicación de los lineamientos, para la participación del capital nacional en proyectos gasíferos Costa Afuera	Inspección	18	
Seguimiento a los contratos de importación de tecnología y evaluación de la información anual por el desarrollo de la actividad	Programa	6	
Seguimiento de la Gestión Operativa y financiera desempeñada por la empresa PDVSA GAS, para verificar el cumplimiento de los lineamientos de este Ministerio.	Informe	4	
Seguimiento de la gestión operativa y financiera pos la empresa PDVSA GAS, para verificar el cumplimiento de los lineamientos de este ministerio	Informe	4	
Seguimiento y evaluación informativa del entorno	Informe	12	
Seguimiento de la gestión en las refinerías ubicadas en el exterior	Informe	2	
Sistema fiscal a la actividad Petrolera	Estudio	4	
Situación de los Inventarios de la OECD	Informe	12	
Solicitudes de autorización para la ocupación de Jose y seguimiento de actividades operativas de PDVSA (condominio) en Jose	Informe	2	
Trabajos especiales rueda de prensa	Informe	12	
Trabajos extraordinarios	Informe	12	
Tramitar las aprobaciones de las tarifas de transporte y distribución propuestas por ENAGAS	Solicitud	2	
Tramitar los permisos para realizar las actividades de transporte y distribución de Gas	Solicitud	2	
Tramitar solicitudes de las calificaciones de empresas interesadas en realizar actividades de transporte y distribución de Gas	Solicitud	2	
Variables petroleras consideradas en el presupuesto nacional	Evaluación	12	
- Vendido	MMM3/Año	1.330	
TOTAL			**17.350.285.488**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	11.013.436.488
	- Recursos Ordinarios	7.835.794.488
	- Gestión Fiscal	3.170.342.000
	- Otras Fuentes de Financiamiento	7.300.000
4.02	Materiales y Suministros	56.908.000
	- Recursos Ordinarios	52.625.000
	- Gestión Fiscal	4.283.000
4.03	Servicios no Personales	589.435.000
	- Recursos Ordinarios	576.223.000
	- Gestión Fiscal	3.078.000
	- Otras Fuentes de Financiamiento	10.134.000
4.04	Activos Reales	832.250.000
	- Gestión Fiscal	832.250.000
4.07	Transferencias	4.858.256.000
	- Recursos Ordinarios	3.211.898.132
	- Gestión Fiscal	1.584.917.868
	- Otras Fuentes de Financiamiento	61.440.000
	TOTAL	**17.350.285.488**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	533	3.529.722.272
- Directivo	7	65.215.536
- Profesional y Técnico	254	2.130.923.572
- Personal Administrativo	241	1.200.421.201
- Obreros	31	133.161.963
Personal Contratado	10	55.756.216
- Empleados	9	52.758.000
- Obreros	1	2.998.216
TOTAL	**543**	**3.585.478.488**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	22	73.075.469
III	297.106 - 347.106	12	43.639.310
IV	347.107 - 397.107	1	4.356.000
V	397.108 - 447.108	238	1.170.895.705
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111	64	433.287.224
IX	597.112 - 647.112	10	74.142.053
X	647.113 - 697.113	77	611.905.788
XI	697.114 - 747.114	8	69.045.768
XII	747.115 - 797.115	61	568.493.771
XIII	797.116 - 847.116	13	130.647.517
XIV	847.117 - 897.117	33	348.596.459
XV	897.118 - 947.118	3	33.393.424
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	1	24.000.000
	TOTAL	**543**	**3.585.478.488**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	4.773.849.000
4.07	01	00	00	Transferencias Corrientes Internas	4.773.849.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	4.773.849.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	4.773.849.000
				A0900 - Ente Nacional del Gas (ENAGAS)	4.773.849.000
				- Recursos Ordinarios	3.188.931.132
				- Gestión Fiscal	1.584.917.868

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	10.296.000
4.07	01	00	00	Transferencias Corrientes Internas	10.296.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	10.296.000
4.07	01	01	18	Subsidios Científicos al Sector Privado	10.296.000
				S0197 - Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP).	10.296.000
				- Recursos Ordinarios	10.296.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	61.440.000
4.07	03	00	00	Transferencias al Exterior	61.440.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	61.440.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	61.440.000
				I0165 - Consejo de la Energía de los Estados Unidos	61.440.000
				- Otras Fuentes de Financiamiento	61.440.000

PROGRAMA: 03 - Planificación, Fiscalización y Control de la Industria Minera

UNIDAD EJECUTORA: Despacho del Viceministro de Minas y Director General de Minas

Además de las atribuciones que le señala el artículo 56 del Decreto con Rango y Fuerza de Ley Orgánica de la Administración Central corresponde al Viceministro de Minas dirigir, planificar, coordinar y supervisar las actividades de la Dirección General de Minas, así como de las demás Direcciones y Dependencias que conforman su Despacho, las que le encomiende el Ministro, las que le atribuya el Reglamento Interno del Ministerio y las establecidas por la normativa legal.

Corresponden a la Dirección General de Minas:

- Fomentar la exploración y explotación racional de los recursos mineros.
- Inspeccionar y fiscalizar de las empresas mineras y de aquellas que ejerzan actividades conexas.
- Coordinar, fiscalizar y controlar la ejecución de la política de investigación de desarrollo y conservación de los recursos mineros, así como las actividades de la industria minera.
- Liquidar las rentas correspondientes al ramo de las minas.
- Planificar, desarrollar y controlar la administración de las explotaciones mineras que realiza el Estado, y sobre industrias conexas a la minería.
- Investigar, evaluar y cuantificar el catastro de los recursos mineros y recopilar, conservar y almacenar la información correspondiente.
- Elaborar las estadísticas de la actividad minera.

- Fiscalizar, administrar y controlar las actividades mineras y aplicar los correctivos y sanciones que correspondan.
- Desarrollar los programas de producción, los estudio de mercado y el análisis de precios de productos de minería.
- Evaluar los estudios económico-financieros de las industrias mineras y sus proyectos, así como las investigaciones y análisis en materia de economía minera, e intervenir en la conservación y el comercio de los minerales.
- Prevenir la contaminación del medio ambiente derivada de las explotaciones mineras.
- Tramitar las solicitudes para concesiones y demás derechos mineros previstos en la Ley.
- Ejercer las funciones de órgano rector nacional competente para el sector de la minería y ramos conexos, en cuanto al régimen común de tratamiento a los capitales y tecnología extranjeras, conforme a lo que establece el ordenamiento Jurídico vigente.
- Controlar la permanencia y uso de los bienes afectos a concesiones mineras y las demás que señalen las leyes, reglamentos y resoluciones.

Instituto Nacional de Geología y Minería (INGEOMIN)

Su objeto se fundamenta en la realización de investigaciones principalmente de carácter disciplinario en las áreas de geología, recursos minerales, geofísica, geoquímica, geotecnia y demás áreas afines, planificar, ejecutar, dirigir y coordinar los programas de geociencias en general; así como la evaluación de los recursos minerales y energéticos no convencionales, asesorar a las entidades gubernamentales, al sector privado y contribuir en la generación y difusión de los conocimientos de la información científica en las áreas de su competencia y por misión ser el sector de la geociencias en el ámbito nacional, motor de las investigaciones interdisciplinarias y del desarrollo sostenible de los recursos minerales y energéticos no convencionales.

Los recursos asignados a INGEOMIN alcanzan la cantidad de Bs. 7.000,0 millones, de los cuales corresponden a Financiamiento Ordinario Bs. 4.676,0 millones y a Gestión Fiscal Bs. 2.324,0 millones.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Reestructurar y fortalecer el sector minero aprovechando los potenciales existentes	Informe	1	13.354.565.776
Análisis para la fijación de valores referenciales de minerales con el objeto de determinar el valor en minas y cálculos de explotación	Estudio	24	
Análisis para la fijación de valores referenciales de minerales con el objeto de determinación del valor en minas y cálculos de impuestos de explotación.	Estudio	24	
Asesorías a pasantes de Universidades e Institutos Universitarios	Pasantía	2	
Coordinar las actividades de las direcciones del sector minero y de la OTA de minas	Informe	4	
Ejecución de los proyectos previstos	Informe	4	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Elaboración de informes de control de gestión permanente de las empresas mineras (preliminares y definitivos)	Informe	40	
Elaboración del mensaje presidencial del sector minero	Informe	1	
Elaboración del plan Operativo y anteproyecto de presupuesto año 2005 de la Dirección de Planificación y Economía. Minera	Informe	1	
Estudio de mercado de la Dolomita	Informe	1	
Estudio de mercado del caolin	Informe	1	
Estudio de mercado del cobre	Informe	1	
Estudio de mercado del plomo	Informe	1	
Estudio de mercado del Zinc	Informe	1	
Estudios de mercado de magnesita, titanio y vanadio	Informe	3	
Fiscalizar las concesiones mineras de exploración y subsiguiente explotación	Inspección	2.000	
Informe de actividades realizadas por la Dirección de Fiscalización y Control Minero y las Inspectorías Técnicas Regionales.	Inspección	4	
Liquidación de impuesto minero superficiales	Bs. Recaudado	1.200.000	
Liquidación de impuestos mineros de explotación.	MMBs Recaudado	12.000	
Liquidación de impuestos mineros superficiales	Informe	4	
Mantenimiento y actualización de la pag. WEB del sector minero	Informe	4	
Memoria y cuenta del sector	Informe	1	
Organización y realización de presentaciones conjuntamente con las empresas mineras	Presentación	24	
Otorgamiento de calificaciones, registros y actualizaciones de inventarios de las empresas mineras	Oficio	50	
Proyectos mineros y su impacto socio-económico Regional	Informe	1	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Publicación del anuario y breviario estadístico minero	Anuario	2	
Punto de cuentas, avisos oficiales y resoluciones	Punto de cuenta	13	
Realizar visitas a las Gobernaciones y Corporaciones de Desarrollo para recabar información sobre la actividad minera de los estados	Informe	5	
Recaudación, ordenamiento y suministro de información estadística de hierro, carbón, bauxita, fosfato (mensual, trimestral, semestral y anual)	Cuad. estadist	80	
Recepción de solicitudes de derechos mineros y sus tramites por taquilla única, títulos y certificados de explotación mineros, autorizaciones de explotación de pequeña minería y conversión de contratos	Consulta, etc	372	
Registro de comerciantes	Registro	94	
Registro de solicitud y actualización de mapas del catastro minero	Solicitud	102	
Revisión y evaluación del Plan Minero Nacional	Informe	4	
Sistema de Base de Datos para la Elaboración del Anuario Estadístico Minero	Informe	4	
Suministro de información estadística al Sub-comité de Estadística y Comercio Exterior del Ministerio de Producción y Comercio	Oficio	24	
Suministro mensual a las Inspectorías Técnicas Regionales de los precios de los minerales (oro, plata, platino, cuarzo, fosfato y feldespato) asi como la tasa cambiaria	Oficio	70	
Suministros semanales a las Inspectorías Tecnicas Regionales de las tasas de interés nominal promedio ponderada	Oficio	12	
Supervisiones anuales a la oficina de coordinación regional entre la Guardia Nacional y el MEM (Central, Llanos, Occidental, Sur Oriental).	Supervisión	5	
Visitas técnicas a empresas mineras, corporaciones de desarrollo, inspectorías técnicas regionales	Informe	12	
TOTAL			**13.354.565.776**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	5.431.168.776
	- Recursos Ordinarios	3.851.447.776
	- Gestión Fiscal	1.572.421.000
	- Otras Fuentes de Financiamiento	7.300.000
4.02	Materiales y Suministros	99.217.000
	- Recursos Ordinarios	95.983.000
	- Gestión Fiscal	3.234.000
4.03	Servicios no Personales	553.343.000
	- Recursos Ordinarios	534.866.000
	- Gestión Fiscal	10.440.000
	- Otras Fuentes de Financiamiento	8.037.000
4.04	Activos Reales	94.712.000
	- Gestión Fiscal	94.712.000
4.07	Transferencias	7.176.125.000
	- Recursos Ordinarios	4.846.365.000
	- Gestión Fiscal	2.324.000.000
	- Otras Fuentes de Financiamiento	5.760.000
	TOTAL	**13.354.565.776**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	257	1.801.437.128
- Directivo	8	70.595.393
- Profesional y Técnico	156	1.282.515.956
- Personal Administrativo	55	286.485.604
- Obreros	38	161.840.175
Personal Contratado	6	26.832.648
- Empleados	3	17.838.000
- Obreros	3	8.994.648
TOTAL	**263**	**1.828.269.776**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	22	75.524.306
III	297.106 - 347.106	19	70.370.642
IV	347.107 - 397.107	1	4.356.000
V	397.108 - 447.108	51	251.020.930
VI	447.109 - 497.109	2	11.848.703
VII	497.110 - 547.110		
VIII	547.111 - 597.111	30	205.857.717
IX	597.112 - 647.112	21	155.267.373
X	647.113 - 697.113	63	498.265.965
XI	697.114 - 747.114	2	17.269.732
XII	747.115 - 797.115	23	217.281.371
XIII	797.116 - 847.116	5	50.195.236
XIV	847.117 - 897.117	14	148.119.502
XV	897.118 - 947.118	3	32.783.575
XVI	947.119 - 997.119	2	23.007.252
XVII	997.120 Y MÁS	5	67.101.472
	TOTAL	**263**	**1.828.269.776**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	7.000.000.000
4.07	01	00	00	Transferencias Corrientes Internas	7.000.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	7.000.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	7.000.000.000
				A0199 - Instituto Nacional de Geología y Minería (INGEOMIN)	7.000.000.000
				- Recursos Ordinarios	4.676.000.000
				- Gestión Fiscal	2.324.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	5.760.000
4.07	03	00	00	Transferencias al Exterior	5.760.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	5.760.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	5.760.000
				I0124 - Conferencia de Comercio y Desarrollo de las Naciones Unidas (UNTACD).	5.760.000
				- Otras Fuentes de Financiamiento	5.760.000

PROGRAMA: 04 - Planificación, Control e Investigación de los Recursos Energéticos.

UNIDAD EJECUTORA: Despacho del Viceministro de Energía y Director General de Energía

Corresponde a la Dirección Superior la programación y realización de acciones operacionales que garanticen el logro de la política energética definida en la política presupuestaria del Sector Energía, mediante la implementación de las actividades que se especifican a continuación:

- La formulación, ejecución y seguimiento de la política general energética integral de Venezuela.
- La armonización de la política energética con la estrategia económica global.
- Formulación y ejecución de los lineamientos de los subsectores eléctrico, fuentes alternas y renovables y todo lo relativo a las actividades nucleares.
- Atender las poblaciones aisladas y económicamente deprimidas propiciando el desarrollo de fuentes alternas de energía a las mismas.
- Realizar el sistema de información para la regulación de la electricidad, que permita la consulta de información sobre el sector y ejecutar cálculos correspondientes de indicadores de eficiencia y efectividad.
- Evaluar los programas de asistencia técnica, en materia energética, suscritos entre Venezuela y los organismos internacionales de energía atómica y/o comisiones nucleares de otros países.
- Atender lo relativo a aspectos de regulación, esquemas tarifarios, fiscalización y planificación de la prestación del servicio eléctrico en el ámbito nacional; así como en aquellos aspectos de orden internacional relacionados con el área especifica del sector eléctrico.
- Diseñar instrumentos que permitan la ejecución y control de la política energética, así como también mantener vínculos permanentes con los diferentes organismos nacionales e internacionales de cooperación energética, atención a la interrelación entre el ambiente y la energía, la promoción del uso eficiente de la energía en los diversos sectores, la planificación del uso de las fuentes alternas de energía y la elaboración de estadísticas energéticas.
- Atender la regulación y el control de las actividades relacionadas con equipos y materiales radiactivos, así como el fomento al uso pacífico de la energía nuclear en el proceso económico y social del país.
- Asesorar al ejecutivo nacional en tratados, convenios y acuerdos internacionales sobre la materia nuclear, a la vez de mantener relaciones técnicas con los Consejos Nucleares y con organismos internacionales.
- Proponer las leyes, reglamentos y normas relativas al control de la producción, adquisición de transporte, almacenamiento, uso, transferencia seguridad y protección de equipos, instalaciones nucleares y material radiactivo, así como la disposición de sus desechos, manteniendo un exhaustivo control sobre su cumplimiento y sobre las actividades nucleares en general, para evitar los riesgos a la colectividad y al medio ambiente.
- Contabilizar y controlar la existencia, el uso y la transferencia de todos los materiales nucleares básicos y materiales fisionables especiales, existentes permanentes o en transito por el territorio nacional.
- Certificar a los operadores de radiografía industrial en el ámbito nacional.
- Otorgar constancias, autorizaciones y permisos a toda persona natural y jurídica, pública o privada que pretenda importar, transportar, almacenar, comercializar, utilizar o exportar materiales radiactivos y/o equipos generadores de radiaciones ionizantes, prestar servicios de consultoría o realizar determinaciones técnicas.
- Prestar asesoría, servicios y apoyo técnico a los entes nacionales que lo requieran (en las áreas de

determinación de contaminación, dosimetría personal y adiestramiento de personal ocupacionalmente expuesto), a fin de garantizar el cumplimiento de las leyes, reglamentos y normas vigentes en materia de seguridad radiológica y/o atender emergencias radiológicas.

- Prestar servicios en las áreas de dosimetría personal, evaluación de la calidad y eficiencia en el uso de equipos y fuentes generadoras de radiaciones ionizantes, determinación de niveles permitidos de radiación en productos de consumo humano, evaluación de afluentes de origen diverso y de agua destinada al consumo humano, determinación en general de niveles de radiación en todos aquellos materiales y productos que se presuma representen un peligro o posible riesgo para la integridad física del ser humano o el medio ambiente.

COMISION NACIONAL DE ENERGIA ELECTRICA (CNEE)

Le corresponde de acuerdo a la Ley de creación, la regulación, supervisión, fiscalización y control de las actividades que constituyen el Servicio Eléctrico. El monto asignado para el ejercicio 2004 asciende a Bs. 365,0 millones.

FUNDACIÓN PARA EL DESARROLLO DEL SERVICIO ELECTRICO (FUNDELEC).

El objeto de la Fundación consiste en garantizar al estado venezolano el soporte técnico profesional que permita el ordenamiento y desarrollo armónico del sector eléctrico, así como la consolidación de su función reguladora en materia de prestación y uso del servicio eléctrico. Los recursos asignados a través de Programas y Proyectos alcanzan Bs. 2.979,6 millones y se destinarán a financiar el proyecto "FUNDELEC", que se incluyó en la Ley Especial de Endeudamiento 2004, producto del préstamo con el BID 788/OC-VE.

C.A. ENERGIA ELECTRICA DE LA COSTA ORIENTAL (ENELCO)

Su objetivo fundamental es el de generar, transmitir, distribuir y comercializar energía eléctrica en la región de la Costa Oriental del Lago de Maracaibo.

Para el año 2004 se le han asignado recursos a través de la Ley Especial de Endeudamiento 2004 por el orden de Bs. 4.194,4 millones; los cuales financiarán la "Ampliación del Sistema de Transmisión en 230 Kv".

C.A. DE ADMINISTRACION Y FOMENTO ELECTRICO (CADAFE).

Como Corporación tiene la misión de promover y velar porque sus empresas filiales cumplan con las misiones y objetivos encomendados; siendo el principal objeto de la compañía, la generación y transmisión de energía eléctrica. En este sentido; para el año 2004 el Ejecutivo Nacional le ha destinado un aporte en Programas y Proyectos de Bs. 143.927,0 millones, previstos en la Ley de Endeudamiento 2004, los cuales a continuación se detallan:

- Consolidación Red de Transmisión 115/230 Kv. Bs. 80.619,3 millones.

- Desarrollo Uribante-Caparo, Bs. 24.100,3 millones.

- Recuperación y Repotenciación de las Unidades de Turbogas, Bs. 20.917,4 millones.

- Conversión a Gas de Planta Centro, Bs. 18.289,9 millones.

C.A. ENERGIA ELECTRICA DE BARQUISIMETO (ENELBAR).

Su función principal es la prestación del servicio de energía eléctrica en el Estado Lara, se le asigna un aporte de Bs. 13.944,9 millones previstos en la Ley Especial de Endeudamiento 2004 para la ejecución del proyecto "Expansión Parque de Generación".

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Formular, ejecutar y tutelar la Política Energética Integral del País y su armonización con la estrategia económica global, orientada a consolidar y potenciar el Sistema Energético Nacional	Informe	1	201.190.052.970
Actualización del Sistema de información económico, energético de la Organización Latinoamericana de Energía (OLADE)	Cuad.Estadist.	1	
Actualizar los factores de ajustes tarifarios	Oficio	140	
Alternativas de Participación del Capital Privado en el sector	Estudio	1	
Alternativas de Reestructuración Emp. Estatales	Estudio	1	
Análisis sobre marco jurídico para energía renovable en Venezuela	Versión perfil	2	
Aprobar los pliegos tarifarios para el periodo 2004-2007	Resolución	1	
Asesorar y Coordinar el desarrollo e implementación de políticas y estrategias nacionales para la gestión segura de los desechos radioactivos	Informe	4	
Atender reclamos, en tercera instancia, de usuarios del servicio eléctrico	Informe	12	
Balance Energético de Venezuela año 2003	Balance	1	
Bases para la formulación de Documento de Política Energética	Documento	1	
Campañas Publicitarias no masivas	Informe	1	
Consulta abierta con identidades del País	Resumen	1	
Coordinación y Elaboración del Plan Energético Nacional	Informe	3	
Crear la sala de sustanciación para ejecutar los procedimientos administrativos sobre delito eléctrico	Unidad	1	
Decreto para el ahorro de Energía en el sector Publico	Decreto Pres.	1	
Desarrollo e implementación de la capacidad de control regulatorio y fiscalización de las empresas prestadoras de servicio en el área de dosimetría personal	Informe	4	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Descentralización y Desconcentración energética para la ordenación y desarrollo territorial sustentable	Informe	1	
Dirigir, controlar y supervisar todas las actividades pendientes a celebrar los convenios transitorios de transmisión y distribución	Informe	4	
Diseñar con el Ministerio de Finanzas mecanismos para el manejo de la deuda que el Edo. mantiene con las empresas privadas.	Informe	1	
Diseñar y publicar el Reglamento de Servicio de Distrib.	Resolución	1	
Diseñar y publicar las normas de calidad en distribución	Resolución	1	
Diseñar y publicar las normas de Fiscalización en Distribución	Resolución	1	
Divulgación de los usos pacíficos de la energía nuclear en las diferentes áreas de aplicación y de la Cooperación técnica Internacional, dirigido a las instituciones publicas nacionales	Charla	4	
Elaboración y presentación de normas y regulaciones para el control de uso y el manejo de las fuentes radiactivas y equipos generadores de radiaciones ionizantes	Norma	6	
Elaborar estudios para la implementación de proyectos de suministro de energía eléctrica utilizando fuentes no convencionales	Estudio	20	
Elaborar los pliegos tarifarios para el período 2003-2006, prioritariamente la empresa SENECA.	Resolución	1	
Elaborar Manual de Organización y Procedimientos para conciliación de Deudas de las empresas eléctricas	Manual	1	
Elaborar Proyecto de Normativa Legal, para las actividades a llevar a cabo por la Oficina de Control de Gestión para la función reguladora	Documento	1	
Elaborar un modelo de simulación macroeconómica para cuantificar el impacto de las tarifas eléctricas en el IPC	Software	1	
Estudios de Barreras	Informe	1	
Fortalecer y actualizar la pagina WEB de racionalización del consumo de energía eléctrica	Web-site	1	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Gestión y Canalización de los tramites para optar a la Cooperación Técnica Internacional	Solicitud	30	
Incentivos a la Inv. en nuevos Proyectos de Generación	Estudio	1	
Informes a las Asambleas de Accionistas de las Empresas	Informe	1	
Informes de Comité de Auditoria	Informe	12	
Informes Gestión Financiera y Comercial	Informe	4	
Informes sobre Programas Especiales de reducción de perdidas	Informe	1	
Instaurar los mecanismos junto con PDVSA, para garantizar el suministro de combustible a las empresas del sector eléctrico	Informe	1	
Instaurar mecanismo de seguimiento a las acciones de mitigación del déficit de suministro	Informe	1	
Institucionalizar el Centro Nacional de Gestión (CNG)	Informe	1	
Institucionalizar la Comisión Nacional de Energía Eléctrica (CNEE) y el Centro Nacional de Gestión.	Informe	2	
Lineamiento de políticas energéticas integral, específicos para energía renovable y otras opciones energéticas	Informe	1	
Mantenimiento del Sistema de Notificacion, registro y control de materiales radioactivos y otras fuentes de radiación; registro nacional permanente de fuentes y equipos generadores de radiaciones	Constancia	100	
Otorgar las autorizaciones de generación	Resolución	4	
Participa en el programa ahorro de energía	informe	1	
Preparación, organización y presentación de o participación en talleres y cursos de seguridad radiológica u otras actividades de capacitación en el área nuclear destinadas a personal del MEM	Curso	4	
Programa de ahorro de Energía en el sector residencial	Taller	16	
Programa de Energía Renov.(PER) Implementación, fase 2 única actividad con asignación de recursos a nivel de anteproyecto de Ppto 2004	Informe MEM	3	

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Programa de Fiscalización y Control de la Protección Radiológica de las personas y del ambiente y de las condiciones de seguridad de las fuentes de radiación y de las instalaciones asociadas a ella	Auditoria	80	
Programa de Normalización y Etiquetado	Informe	1	
Prospectivas Económicas y Energéticas a largo plazo	Informe	2	
Publicación del balance Energético de Venezuela 2002-004	Publicación	2	
Realizar fiscalizaciones a las empresas eléctricas publicas y privadas	Informe	24	
Realizar visitas a los Estados Zulia, Falcón, Lara, Sucre; Cojedes; Yaracuy; Bolívar y Anzoátegui, con la finalidad de hacer estudios socioeconómicos que servirán de base a la realización de estudios	Informe	28	
Resumen Económico Energético de Venezuela 2000-2004	Tríptico	1	
Seguimiento, Evaluación y Control de la Ejec. y cumplimiento del Decreto	Visita técnica	160	
Seguimiento y evaluación de 19 proyectos de Cooperación Técnica Internacional	Informe	76	
Síntesis sobre costos de energía renovable y precios reales de la energía	Costos Reales	1	
Sistema de Información Económico-Energético de Venezuela (SIEEV)	Balance	1	
Talleres de Capacitación de Ahorro de Energía para funcionarios públicos	Talleres	5	
Viabilidad Económica de las Empresas Estatales	Estudio	1	
TOTAL			**201.190.052.970**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.164.444.970
	- Recursos Ordinarios	1.564.917.970
	- Gestión Fiscal	599.527.000
4.02	Materiales y Suministros	45.475.000
	- Recursos Ordinarios	45.377.868
	- Gestión Fiscal	97.132
4.03	Servicios no Personales	32.853.126.000
	- Recursos Ordinarios	655.569.000
	- Otras Fuentes de Financiamiento	25.839.000
	- Programas y Proyectos	32.171.718.000
	• Proyecto Fortalecimiento Institucional Sector Eléctrico	32.171.718.000
4.04	Activos Reales	18.547.000
	- Gestión Fiscal	18.547.000
4.07	Transferencias	166.108.460.000
	- Recursos Ordinarios	55.468.000
	- Gestión Fiscal	365.000.000
	- Otras Fuentes de Financiamiento	642.100.000
	- Programas y Proyectos	165.045.892.000
	• Consolidación Red de Transmisión 115/230 Kv.	80.619.300.000
	• *Desarrollo Uribante-Caparo*	*24.100.320.000*
	• Recuperación y Repotenciación de las Unidades de Turbogas	20.917.440.000
	• Conversión a Gas Planta Centro	18.289.920.000
	• Ampliación del Sistema de Transmisión en 230 Kv.	4.194.382.500
	• Expansión Parque de Generación	13.944.960.000
	• FUNDELEC	2.979.569.500
	TOTAL	**201.190.052.970**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	78	636.909.970
- Directivo	9	71.869.500
- Profesional y Técnico	50	462.312.966
- Personal Administrativo	19	102.727.504
Personal Contratado	14	166.644.000
- Empleado	14	166.644.000
TOTAL	**92**	**803.553.970**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	6	20.916.000
III	297.106 - 347.106	3	10.846.292
IV	347.107 - 397.107	1	4.356.000
V	397.108 - 447.108	11	54.073.671
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111	1	6.568.463
IX	597.112 - 647.112	19	140.008.030
X	647.113 - 697.113	6	48.420.783
XI	697.114 - 747.114	2	17.364.000
XII	747.115 - 797.115	17	159.156.173
XIII	797.116 - 847.116	10	100.498.090
XIV	847.117 - 897.117	10	105.724.339
XV	897.118 - 947.118		
XVI	947.119 - 997.119	1	11.614.129
XVII	997.120 Y MÁS	5	124.008.000
	TOTAL	**92**	**803.553.970**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	165.410.892.000
4.07	01	00	00	Transferencias Corrientes Internas	365.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	365.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	365.000.000
				A0215 - *Comisión Nacional de Energía Eléctrica* (CNEE)	365.000.000
				- Gestión Fiscal	365.000.000
4.07	02	00	00	Transferencias de Capital Internas	165.045.892.000
4.07	02	02	00	Transferencias de Capital al Sector Público	165.045.892.000
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	2.979.569.500
				A0364 - Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC).	2.979.569.500
				- Programas y Proyectos:	2.979.569.500
				• FUNDELEC	2.979.569.500
4.07	02	02	06	Transferencias de Capital a Empresas Públicas no Financieras	162.066.322.500
				A0620 - C.A. de Administración y Fomento Eléctrico (C.A.D.A.F.E.).	143.926.980.000
				- Programas y Proyectos:	143.926.980.000
				• Consolidación Red de Transmisión 115/230 Kv.	80.619.300.000
				• Desarrollo Uribante-Caparo	24.100.320.000
				• Recuperación y Repotenciación de las Unidades de Turbogas	20.917.440.000
				• Conversion a Gas Planta Centro	18.289.920.000
				A0649 - C.A. Energía Eléctrica de la Costa Oriental (ENELCO).	4.194.382.500
				- Programas y Proyectos:	4.194.382.500
				• Ampliación del Sistema de Transmisión en 230 Kv.	4.194.382.500
				A0691 - C.A. Energía Eléctrica de Barquisimeto (ENELBAR).	13.944.960.000
				- Programas y Proyectos:	13.944.960.000
				• Expansión Parque de Generación	13.944.960.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	642.100.000
4.07	03	00	00	Transferencias al exterior	642.100.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	642.100.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	642.100.000
				I0126 - Organización Latinoamericana de Energía (OLADE).	625.600.000
				- Otras Fuentes de Financiamiento	625.600.000
				I0202 - Agencia Internacional de Energía (A.I.E.)	16.500.000
				- Otras Fuentes de Financiamiento	16.500.000

Ministerio del Ambiente y los Recursos Naturales

MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

El Ministerio del Ambiente y de los Recursos Naturales, como organismo rector de la Política Ambiental Nacional, se enmarca en el Plan de Desarrollo Económico y Social de la Nación, con la misión de contribuir al mejoramiento de la calidad de vida de la población venezolana, en este sentido para el año 2004 se promoverá la participación de la comunidad, a los fines de garantizar el uso y aprovechamiento sustentable de los recursos naturales que permita un ambiente libre de contaminación, donde el aire, el agua, los suelos, las costas, el clima y la capa de ozono, sean especialmente protegidas, a través del diseño e implantación de políticas educativas ambientales, conservación, defensa, manejo, restauración, uso racional y sustentable de los recursos naturales.

Las actividades que consolidan la rectoría ambiental están dentro del marco establecido por el Plan de Desarrollo Económico y Social de la Nación, cuya finalidad es lograr los equilibrios estratégicos, social y territorial, a fin de lograr los siguientes objetivos:

Conservación, gestión y administración del recurso agua, promoviendo el manejo de las cuencas hidrográficas para garantizar el recurso hídrico con calidad y disponibilidad, el control de inundaciones, saneamiento de embalses y cuencas altas, medianas y bajas, construcción de cloacas, acueductos y plantas de tratamiento, así como la modernización del sistema de pronóstico hidrometeorológico a nivel nacional.

Preservación del ambiente y de los recursos naturales, enfocando la gestión en la biodiversidad a través del estudio para implementar las estrategias de conservación de la diversidad biológica.

Recuperación de bosques mediante los estudios de reforestación y mantenimiento de bosques, ensayo agroforestal con la participación de las comunidades indígenas y el diseño y establecimiento de normas, lineamientos e indicadores de sostenibilidad de bosques y áreas boscosas bajo protección especial.

Fomentar los programas de educación ambiental, para desarrollar estudios que permitan la inserción del eje ambiental en los diferentes niveles de la educación formal, así como diseñar estrategias de educación ambiental para las comunidades rurales y urbanas, mediante la creación de los centros de documentación y divulgación. Igualmente, mejorar la calidad ambiental mediante la implementación de un plan piloto de gestión de los residuos sólidos a nivel municipal y de inventario de desechos tóxicos, dioxinas y furanos.

Además, se continuará con la formulación y gestión de la Planificación Territorial y Ambiental, en los ámbitos terrestres y marinos, se desarrollará el programa de demarcación y ocupación de los hábitat y tierras de los pueblos y comunidades indígenas y se ejecutarán acciones de carácter preventivo para el desarrollo de un sistema de vigilancia y control sobre la ocupación del territorio, incendios forestales y todas aquellas actividades susceptibles de degradar el ambiente.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Administrar todos los procesos de recursos humanos del Despacho, a través de una planificación real y objetiva que garantice la permanencia y el desarrollo de personal altamente calificado.	Acto Administrativo	2.100.000	94.318.480.669
Proporcionar orientación jurídica que permita la coordinación entre los administradores de la materia ambiental.	Plan	1	431.641.082

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Asesorar, coordinar, formular y evaluar el presupuesto del Ministerio y sus organismos adscritos, a fin de cumplir con los planes operativos.	Acto Administrativo	1	1.066.234.736
Practicar auditorias técnico administrativas.	Acto Administrativo	211	774.776.208
Promover las negociaciones de programa de cooperación ambiental con los organismos multilaterales y agencias de cooperación bilaterales.	Plan	6	601.861.780
Promover, preservar y mejorar las relaciones de la institución con sus públicos de interés.	Plan	10.000	39.385.065.119
Administrar los recursos financieros, preservar y mantener los bienes y materias adquiridos por el Ministerio, en cumplimiento de las exigencias legales establecidas en la normativa vigente.	Plan	1	6.742.036.662
Modernización del Ministerio del Ambiente y de los Recursos Naturales, para dar apoyo a la gestión ambiental y cartográfica.	Proyecto	1	5.000.000.000
Promover la conservación de las cuencas hidrográficas a través de la formulación y gestión de planes de manejo en cuencas nacionales e internacionales, apoyados con información básica de agua, suelo y clima.	Plan	1	59.018.514.512
Coordinación y supervisión de los estudios y proyectos de obras de ingeniería y proyectos especiales de equipamiento.	Informe	26	12.543.113.374
Controlar y supervisar las labores de construcción, ampliación y manejo de obras de ingeniería ambiental a Nivel Nacional.	Informe	24	2.235.911.204
Ejecutar estudios y proyectos requeridos para acometer las obras de equipamiento ambiental.	Estudio	45	4.330.657.340
Realizar mantenimiento preventivo y correctivo de obras de equipamiento ambiental a Nivel Nacional.	Informe	170	1.181.487.736
Supervisar, ejecutar y controlar los grandes proyectos de saneamiento ambiental y aprovechamiento de los recursos hidráulicos.	Informe	68	23.214.731.524
Creación y operación del Centro de Alerta y Pronóstico Hidrometeorológico (CENAPH).	Proyecto	8	7.000.000.000

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Conservar e investigar la diversidad biológica a nivel de genes, ecosistemas, especies, incluyendo fauna terrestre y acuática. Gestionar los recursos naturales de la diversidad biológica.	Estudio	80	19.313.814.664
Promover la conservación del recurso forestal a Nivel Nacional, definiendo políticas de sustentabilidad y desarrollando condiciones con fines de manejo integral comunitario y de protección del ambiente.	Plan	4	883.097.370
Detectar, evaluar, prevenir, mitigar o remediar la contaminación del agua, aire, los suelos y la capa de ozono.	Proyecto	1	1.158.326.268
Coordinación, supervisión, promoción y divulgación de actividades educativo-ambientales, con el fin de crear conciencia ambiental en la población, desde una visión social y sustentable del ambiente.	Plan	5	793.833.256
Formulación y gestión de la planificación territorial y ambiental, en los ámbitos terrestre, marino y demarcación de tierras y comunidades indígenas.	Plan	1	4.266.697.080
Desarrollo de un programa preventivo, el cual conllevará al desarrollo del sistema de vigilancia y control, sobre la afectación y manejo de los recursos naturales.	Plan	1	2.427.325.764
Desarrollar un plan integral de conservación ambiental y manejo sostenible a través de programas de ordenación del territorio, protección de cuencas, supervisión y control de actividades degradantes y capacitación de la población.	Plan	1	663.170.452
Manejo de embalses, limpieza y rectificación de cauces, para control de inundaciones y sistema de riego, muestreo y análisis físico-químico y biológico. Prevención y control de incendios forestales.	Plan	36	1.157.983.332
Preservar, conservar y recuperar los sistemas ambientales del Estado Delta Amacuro. Insertar y exaltar la conciencia y participación de la comunidad Deltana para mejorar la gestión ambiental.	Plan	1	466.013.888
Ejercer un efectivo y eficiente control sobre la Calidad Ambiental, la Biodiversidad y los Recursos Naturales.	Acto Administrativo	2.500	1.253.272.908
Conservación de la cuenca media del Río Santo Domingo.	Plan	1	1.290.551.642

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Prevenir, mitigar y corregir los daños ambientales en el Estado, a través de la recuperación y conservación de las áreas frágiles de los ecosistemas y el control de inundaciones en el medio urbano – rural.	Informe	4	618.306.012
La ordenación, manejo y conservación de cuencas hidrográficas prioritarias a través de vigilancia y control de actividades susceptibles de degradación y la operación y mantenimiento de embalses, para garantizar la calidad y cantidad del recurso hídrico.	Plan	1	1.049.113.992
Garantizar el cumplimiento de las acciones programadas para la conservación y manejo sostenible de los recursos naturales.	Plan	1	1.061.155.624
Garantizar el racional aprovechamiento de los Recursos Naturales mediante su administración integral utilizando mecanismos compartidos con otros organismos que permitan ejercer la vigilancia y control en la utilización de los recursos para prevenir su deterioro.	Plan	4	627.236.668
Conservar y Manejar las Cuencas Hidrográficas y el Recurso Hídrico para Garantizar su calidad y disponibilidad.	Plan	1	747.969.025
Promover y garantizar una gestión ambiental sustentable, compartida dentro del marco de un ordenamiento territorial, mediante la prevención, protección, investigación y la participación ciudadana.	Plan	1	1.250.751.816
Incrementar la calidad de vida mediante la ordenación, administración y uso sustentable de los recursos naturales, basado en un sistema de información y planes ambientales, garantizando la gestión con la participación de los actores para una estrategia ambiental.	Plan	4	863.280.871
Propiciar la conservación del ambiente y los recursos naturales, optimizando el control, la ordenación y la ocupación del territorio, en el Distrito Metropolitano y Estado Vargas.	Plan	4	733.878.424
Garantizar la existencia de crecientes niveles de calidad de vida, reflejo de una adecuada gestión ambiental.	Plan	10	671.669.770
Promover la participación y conservación ambiental de los recursos naturales regionales, como instrumento del desarrollo sustentable.	Plan	8	691.310.244

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Mantener el equilibrio ecológico y evitar el deterioro del ambiente y de los recursos naturales, a fin de garantizar que el estado logre un desarrollo sustentable.	Plan	1	825.975.177
Plan de Manejo y Programa para gestión integral de los recursos naturales con visión integradora de entes involucrados en el desarrollo y consolidación de factores económicos, sociales y políticos.	Plan	4	1.152.244.647
Conservación de cuencas prioritarias del Estado.	Estudio	1	1.522.451.620
Consolidar a la Dirección Estadal como integradora de las variables económicas, sociales y ambientales, incorporando a la comunidad organizada y por organizar en el proceso de desarrollo sustentable.	Plan	1	559.411.627
Implementación de un sistema integral de gestión ambiental coherente y oportuno, que conlleve a la conservación de los recursos naturales y promover su uso como instrumento de desarrollo.	Plan	4	1.303.135.653
Cumplir con el Plan Ambiental Estadal, que contemple la ordenación, manejo, vigilancia y control de actividades y operaciones de embalses, que garantice un desarrollo sustentable en el Estado Sucre.	Plan	1	815.880.300
Manejar y conservar los recursos naturales de manera sustentable en el Estado Trujillo, a fin de mejorar la calidad de vida de la población.	Plan	1	901.209.266
Vigilar y controlar las actividades que afectan el ambiente, para propiciar su conservación en sintonía con el desarrollo de la Región Zuliana.	Plan	1	1.417.979.756
TOTAL			**308.331.559.062**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	148.320.096.256
02	Conservación de Aguas y Saneamiento Ambiental	109.524.415.690
03	Conservación y Gestión Ambiental	22.149.071.558
04	Ordenamiento y Administración Ambiental	6.694.022.844
05	Administración Regional	21.643.952.714
	TOTAL	**308.331.559.062**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**99.503.553.059**
	- Recursos Ordinarios	70.641.418.144
	- Gestión Fiscal	28.832.134.915
	- Otras Fuentes de Financiamiento	30.000.000
4.02	**Materiales y Suministros**	**2.960.053.525**
	- Recursos Ordinarios	2.960.053.525
4.03	**Servicios no Personales**	**12.370.800.106**
	- Recursos Ordinarios	8.040.110.959
	- Gestión Fiscal	3.650.689.147
	- Otras Fuentes de Financiamiento	680.000.000
4.04	**Activos Reales**	**46.003.969.500**
	- Recursos Ordinarios	1.945.269.500
	- Programas y Proyectos	44.058.700.000
4.06	**Servicio de la Deuda Pública y Disminución de Otros Pasivos**	**400.000.000**
	- Otras Fuentes de Financiamiento	400.000.000
4.07	**Transferencias**	**147.093.182.872**
	- Recursos Ordinarios	59.164.017.872
	- Gestión Fiscal	18.125.525.000
	- Programas y Proyectos	62.666.740.000
	- Otras Fuentes de Financiamiento	7.136.900.000
		308.331.559.062

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**4.683**	**33.742.106.169**
- Directivo	190	3.394.061.376
- Profesional y Técnico	1.844	18.705.708.588
- Personal Administrativo	1.149	4.956.677.412
- Obrero	1.500	6.685.658.793
Personal Contratado	**162**	**866.124.104**
- Empleado	88	786.604.248
- Obrero	74	79.519.856
TOTAL	**4.845**	**34.608.230.273**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	64	48.961.536
II	247.105 - 297.105	110	376.339.808
III	297.106 - 347.106	665	2.640.720.712
IV	347.107 - 397.107	1.504	6.666.981.269
V	397.108 - 447.108	299	1.504.965.621
VI	447.109 - 497.109	67	380.500.791
VII	497.110 - 547.110	40	244.842.444
VIII	547.111 - 597.111	65	460.214.340
IX	597.112 - 647.112	83	627.128.688
X	647.113 - 697.113	248	2.014.600.524
XI	697.114 - 747.114	194	1.689.765.984
XII	747.115 - 797.115	237	2.190.998.532
XIII	797.116 - 847.116	225	2.207.645.400
XIV	847.117 - 897.117	202	2.110.656.480
XV	897.118 - 947.118	212	2.375.027.928
XVI	947.119 - 997.119	112	1.314.063.048
XVII	997.120 Y MÁS	518	7.754.817.168
	TOTAL	**4.845**	**34.608.230.273**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0052	Instituto Nacional de Parques (INPARQUES)	12.900.000.000
A0064	Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)	8.000.000.000
A0069	Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)	37.493.200.000
A0083	Universidad de Los Andes (U.L.A.)	20.000.000
A0103	Instituto Forestal Latinoamericano	90.000.000
A0107	Autoridad Unica de Area Parque Nacional Archipiélago de los Roques	200.000.000
A0200	Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (C.I.D.I.A.T.)	267.330.000
A0324	Fundación de Educación Ambiental	100.000.000
A0343	Fundación Laboratorio Nacional de Hidráulica	224.400.000
A0354	Fundación Nacional de Parques Zoológicos y Acuarios	50.000.000
A0406	Fundación Laboratorio Nacional de Productos Forestales	30.000.000
A0606	C.A. Hidrológica de Venezuela	29.200.000.000
A0609	C.A. Hidrológica de la Región Capital	5.760.000.000
A0611	C.A. Hidrológica del Caribe	1.700.000.000
A0615	C.A. Hidrológica Páez	1.200.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
A0616	C.A. Hidrológica de los Llanos	1.500.000.000
A0639	Compañía Nacional de Reforestación (CONARE)	4.800.000.000
A0678	Sistema Hidráulico Yacambú Quíbor C.A.	4.006.740.000
A0685	C.A. Hidrológica de la Cordillera Andina	1.500.000.000
A0696	Empresa Regional Sistema Hidráulico Trujillano S.A.	400.000.000
A0697	Empresa Regional Desarrollos Hidráulicos Cojedes C.A.	3.400.000.000
A0820	Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	300.000.000
A0909	Instituto Geográfico de Venezuela, Simón Bolívar	2.851.900.000
	TOTAL	**115.993.570.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	80.000.000
4.07	01	00	00	Transferencias corrientes internas	80.000.000
4.07	01	01	00	Transferencias corrientes al sector privado	80.000.000
4.07	01	01	19	Otros subsidios sociales al sector privado	80.000.000
				➢ **S1498 - Asociación Civil Bienestar y Ambiente (ABAM)**	**80.000.000**
				- Recursos Ordinarios	80.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	12.157.112.800
4.07	03	00	00	Transferencias al exterior	157.112.800
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	157.112.800
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	157.112.800
				➢ **I0073 - Organismo Internacional de Energía Atómica (O.I.E.A.)**	**40.000.000**
				- Otras Fuentes de Financiamiento	40.000.000
				➢ **I0079 - Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)**	**87.112.800**
				- Otras Fuentes de Financiamiento	87.112.800
				➢ **I0118 - Organización Meteorológica Mundial (O.M.M.)**	**30.000.000**
				- Otras Fuentes de Financiamiento	30.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	99	00	00	Transferencias corrientes y de capital diversas	12.000.000.000
4.07	99	02	00	Transferencias de capital diversas	12.000.000.000
				➢ **I0092 - Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.)**	**12.000.000.000**
				- Programas y Proyectos	12.000.000.000
				▪ Programa Nacional de Gerencia Ambiental	5.000.000.000
				▪ Programa de Modernización del Sistema de Medición y Pronóstico Hidrometeorológico Nacional – Programa VENEHMET	7.000.000.000

PROGRAMA: 01 - ACTIVIDADES CENTRALES

UNIDAD EJECUTORA: Despacho del Ministro

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Administrar todos los procesos de recursos humanos del Despacho, a través de una planificación real y objetiva que garantice la permanencia y el desarrollo de personal altamente calificado.	Acto Administrativo	2.100.000	94.318.480.669
Proporcionar orientación jurídica que permita la coordinación entre los administradores de la materia ambiental.	Plan	1	431.641.082
Asesorar, coordinar, formular y evaluar el presupuesto del Ministerio y sus organismos adscritos, a fin de cumplir con los planes operativos.	Acto Administrativo	1	1.066.234.736
Practicar auditorias técnico administrativas.	Acto Administrativo	211	774.776.208
Promover las negociaciones de los programas de cooperación ambiental, con los Organismos Multilaterales y Agencias de Cooperación Bilaterales.	Plan	6	601.861.780
Promover, preservar y mejorar las relaciones de la institución con su público de interés.	Plan	10.000	39.385.065.119

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Administrar los recursos financieros, preservar y mantener los bienes y materias adquiridos por el Ministerio, en cumplimiento de las exigencias legales establecidas en la normativa vigente.	Plan	1	6.742.036.662
Modernización del Ministerio del Ambiente y de los Recursos Naturales, para dar apoyo a la gestión ambiental y cartográfica	Proyecto	1	5.000.000.000
TOTAL			**148.320.096.256**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**77.818.530.635**
	- Recursos Ordinarios	48.956.395.720
	- Gestión Fiscal	28.832.134.915
	- Otras Fuentes de Financiamiento	30.000.000
4.02	**Materiales y Suministros**	**837.184.048**
	- Recursos Ordinarios	837.184.048
4.03	**Servicios no Personales**	**7.271.418.671**
	- Recursos Ordinarios	4.633.071.209
	- Gestión Fiscal	1.958.347.462
	- Otras Fuentes de Financiamiento	680.000.000
4.04	**Activos Reales**	**2.820.030**
	- Recursos Ordinarios	2.820.030
4.06	**Servicio de la Deuda Pública y Disminución de Otros Pasivos**	**400.000.000**
	- Otras Fuentes de Financiamiento	400.000.000
4.07	**Transferencias**	**61.990.142.872**
	- Recursos Ordinarios	51.943.242.872
	- Programas y Proyectos	5.000.000.000
	• Programa Nacional de Gerencia Ambiental	5.000.000.000
	- Otras Fuentes de Financiamiento	5.046.900.000
		148.320.096.256

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**2.075**	**12.058.523.745**
- Directivo	73	1.252.903.956
- Profesional y Técnico	333	3.381.454.752
- Personal Administrativo	169	738.506.244
- Obreros	1.500	6.685.658.793
Personal Contratado	**162**	**866.124.104**
- Empleados	88	786.604.248
- Obreros	74	79.519.856
TOTAL	2.237	12.924.647.849

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	64	48.961.536
II	247.105 - 297.105	36	120.759.908
III	297.106 - 347.106	226	919.613.392
IV	347.107 - 397.107	1.255	5.557.632.557
V	397.108 - 447.108	123	626.437.077
VI	447.109 - 497.109	35	195.350.055
VII	497.110 - 547.110	28	169.537.740
VIII	547.111 - 597.111	13	91.940.640
IX	597.112 - 647.112	27	205.084.212
X	647.113 - 697.113	44	356.822.172
XI	697.114 - 747.114	46	401.985.396
XII	747.115 - 797.115	18	166.961.268
XIII	797.116 - 847.116	98	958.004.352
XIV	847.117 - 897.117	32	334.141.620
XV	897.118 - 947.118	37	414.952.884
XVI	947.119 - 997.119	15	176.745.432
XVII	997.120 Y MÁS	140	2.179.717.608
	TOTAL	2.237	12.924.647.849

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	37.960.530.000
4.07	01	00	00	Transferencias corrientes internas	37.960.530.000
4.07	01	02	00	Transferencias corrientes al sector público	37.960.530.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	267.330.000
				➢ **A0200 - Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (C.I.D.I.A.T.)**	**267.330.000**
				- Recursos Ordinarios	133.665.000
				- Otras Fuentes de Financiamiento	133.665.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	37.693.200.000
				➢ **A0069 - Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)**	**37.493.200.000**
				- Recursos Ordinarios	37.493.200.000
				➢ **A0107 - Autoridad Unica de Area Parque Nacional Archipiélago de los Roques**	**200.000.000**
				- Recursos Ordinarios	200.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	80.000.000
4.07	01	00	00	Transferencias corrientes internas	80.000.000
4.07	01	01	00	Transferencias corrientes al sector privado	80.000.000
4.07	01	01	19	Otros subsidios sociales al sector privado	80.000.000
				➢ **S1498 - Asociación Civil Bienestar y Ambiente (ABAM)**	**80.000.000**
				- Recursos Ordinarios	80.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	5.087.112.800
4.07	03	00	00	Transferencias al exterior	87.112.800
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	87.112.800
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	87.112.800
				➢ **I0079 - Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO)**	**87.112.800**
				- Otras Fuentes de Financiamiento	87.112.800
4.07	99	00	00	Transferencias corrientes y de capital diversas	5.000.000.000
4.07	99	02	00	Transferencias de capital diversas	5.000.000.000
				➢ **I0092 - Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.)**	**5.000.000.000**
				- Programas y Proyectos	
				▪ Programa Nacional de Gerencia Ambiental	5.000.000.000

PROGRAMA: 02 - CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL

UNIDAD EJECUTORA: Despacho del Viceministro del Agua

Este programa tiene como objetivo la conservación, gestión y administración del recurso agua, partiendo desde las cuencas captadoras de agua hasta su vertido en el mar, incluyendo la administración de agua, el control de inundaciones, saneamiento de embalses, conservación y saneamiento de cuencas altas, medias y bajas, construcción de cloacas, acueductos y plantas de tratamiento, con miras a dotar al país de la infraestructura requerida para aprovechar racionalmente los recursos naturales.

Por otra parte, se han asignado créditos presupuestarios a los Entes Descentralizados, así como al Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.), con el propósito de proseguir las obras de la Planta Norte de Maracaibo, Yacambú - Quibor, Recursos Hidráulicos del Estado Cojedes, Abastecimiento de Agua Potable y Saneamiento de la Península de la Guajira, Saneamiento Ambiental Agua y Cloacas, Acueducto Metropolitano de Caracas, Aguas de Lara, Aguas de Monagas, Sistema Hidrometereológico Nacional, entre otros.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Promover la conservación de las cuencas hidrográficas a través de la formulación y gestión de planes de manejo en cuencas nacionales e internacionales, apoyados con información básica de agua, suelo y clima.	Plan	1	59.018.514.512

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinación y supervisión de los estudios y proyectos, obras de ingeniería y proyectos especiales de equipamiento.	Informe	26	12.543.113.374
Controlar y supervisar las labores de construcción, ampliación y manejo de obras de ingeniería ambiental a nivel nacional.	Informe	24	2.235.911.204
Ejecutar estudios y proyectos requeridos para acometer las obras de equipamiento ambiental.	Estudio	45	4.330.657.340
Realizar mantenimiento preventivo y correctivo de obras de equipamiento ambiental a Nivel Nacional.	Informe	170	1.181.487.736
Supervisar, ejecutar y controlar los grandes proyectos de saneamiento ambiental y aprovechamiento de los recursos hidráulicos.	Informe	68	23.214.731.524
Creación y operación del Centro de Alerta y Pronóstico Hidrometeorológico (CENAPH).	Proyecto	8	7.000.000.000
TOTAL			**109.524.415.690**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**1.835.361.240**
	- Recursos Ordinarios	1.835.361.240
4.02	**Materiales y Suministros**	**139.111.450**
	- Recursos Ordinarios	139.111.450
4.03	**Servicios no Personales**	**269.803.000**
	- Recursos Ordinarios	174.803.000
	- Gestión Fiscal	95.000.000
4.04	**Activos Reales**	**42.999.000.000**
	- Recursos Ordinarios	715.000.000
	- Programas y Proyectos	42.284.000.000
	▪ Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta Fase III	2.000.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Cumaná Carúpano)	1.500.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Monagas)	1.000.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Anzoátegui)	1.900.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
	▪ Sistema Tratamiento y Rehabilitación El Guapo	1.900.000.000
	▪ Sistema Taguaza-Tuy IV Acueducto Metropolitano	2.900.000.000
	▪ Reparación y Reconstrucción Presa El Guapo	1.900.000.000
	▪ Saneamiento Integral Cuenca Río Tuy	900.000.000
	▪ Saneamiento Ambiental Integral Edo. Miranda	1.500.000.000
	▪ Saneamiento del Litoral Central del Estado Vargas	900.000.000
	▪ Saneamiento Ambiental Integral Litoral Occidental	2.000.000.000
	▪ Saneamiento Ambiental del Lago de Valencia	11.184.000.000
	▪ Saneamiento del Estado Falcón	900.000.000
	▪ Sistema Falconiano II	900.000.000
	▪ Saneamiento Integral Estado Lara	900.000.000
	▪ Saneamiento Estado Portuguesa	1.000.000.000
	▪ Saneamiento Río Motatán	1.000.000.000
	▪ Saneamiento del Estado Bolívar	1.000.000.000
	▪ Saneamiento Ambiental Delta Amacuro	1.000.000.000
	▪ Desarrollo Embalse Dos Bocas	1.000.000.000
	▪ Plan Nacional de Recuperación de Cauces y Protección de Márgenes	4.000.000.000
	▪ Colector Playa (Puerto La Cruz)	1.000.000.000
4.07	**Transferencias**	**64.281.140.000**
	- Recursos Ordinarios	3.912.200.000
	- Gestión Fiscal	7.712.200.000
	- Programas y Proyectos	52.566.740.000
	• Saneamiento Ambiental del Estado Barinas	900.000.000
	• Rehabilitación y Saneamiento Agua Potable en el Estado Lara	1.000.000.000
	• Rehabilitación del Sistema Hidráulico de los Andes	1.400.000.000
	• Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	9.350.000.000
	• Rehabilitación del Sistema de Agua Potable a Nivel Nacional	1.900.000.000
	• Atención Acueductos Rurales y Poblaciones Menores	9.350.000.000
	• Rehabilitación Sistemas Agua Potable y Saneamiento (Sucre, Cojedes y Anzoátegui)	1.000.000.000
	• Sistema Tuy IV	1.600.000.000
	• Ampliación de Acueductos y Cloacas del Estado Miranda	3.840.000.000
	• Abastecimiento de Agua Potable y Saneamiento de la Península de la Guajira	2.800.000.000
	• Programa de Modernización del Sistema de Medición y Pronóstico Hidrometeorológico Nacional – Programa VENEHMET	7.000.000.000
	• Aprovechamiento Integral de los Recursos Hidráulicos del Estado Cojedes	3.000.000.000
	• Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú	3.106.740.000
	• Sistema de Tratamiento de Aguas Servidas Maracaibo Norte	6.000.000.000
	• Sistema de Abastecimiento de Agua Metropolitano de Caracas	320.000.000
	- Otras Fuentes de Financiamiento	90.000.000
	TOTAL	**109.524.415.690**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**210**	**1.834.881.240**
- Directivo	20	334.221.300
- Profesional y Técnico	109	1.129.921.608
- Personal Administrativo	81	370.738.332
TOTAL	**210**	**1.834.881.240**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	10	34.029.468
III	297.106 - 347.106	21	83.157.360
IV	347.107 - 397.107	19	84.762.648
V	397.108 - 447.108	24	122.029.644
VI	447.109 - 497.109	6	35.188.692
VII	497.110 - 547.110	3	18.570.444
VIII	547.111 - 597.111	3	21.162.888
IX	597.112 - 647.112	6	44.849.268
X	647.113 - 697.113	18	147.339.072
XI	697.114 - 747.114	11	95.563.188
XII	747.115 - 797.115	5	46.617.804
XIII	797.116 - 847.116	12	116.608.800
XIV	847.117 - 897.117	7	73.590.552
XV	897.118 - 947.118	17	190.987.572
XVI	947.119 - 997.119	8	95.071.800
XVII	997.120 Y MÁS	40	625.352.040
	TOTAL	**210**	**1.834.881.240**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	57.211.140.000
4.07	01	00	00	Transferencias corrientes internas	9.944.400.000
4.07	01	02	00	Transferencias corrientes al sector público	9.944.400.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	2.244.400.000
				➢ **A0064 - Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)**	**2.000.000.000**
				- Recursos Ordinarios	1.000.000.000
				- Gestión Fiscal	1.000.000.000
				➢ **A0083 - Universidad de Los Andes (U.L.A.)**	**20.000.000**
				- Otras Fuentes de Financiamiento	20.000.000
				➢ **A0343 - Fundación Laboratorio Nacional de Hidráulica**	**224.400.000**
				- Recursos Ordinarios	112.200.000
				- Gestión Fiscal	112.200.000
4.07	01	02	06	Transferencias corrientes a las empresas públicas no financieras	7.700.000.000
				➢ **A0606 - C.A. Hidrológica de Venezuela**	**1.500.000.000**
				- Recursos Ordinarios	375.000.000
				- Gestión Fiscal	1.125.000.000
				➢ **A0611 - C.A. Hidrológica del Caribe**	**1.700.000.000**
				- Recursos Ordinarios	375.000.000
				- Gestión Fiscal	1.325.000.000
				➢ **A0615 - C.A. Hidrológica Páez**	**1.200.000.000**
				- Recursos Ordinarios	300.000.000
				- Gestión Fiscal	900.000.000
				➢ **A0616 - C.A. Hidrológica de los Llanos**	**1.500.000.000**
				- Recursos Ordinarios	375.000.000
				- Gestión Fiscal	1.125.000.000
				➢ **A0685 - C.A. Hidrológica de la Cordillera Andina**	**1.500.000.000**
				- Recursos Ordinarios	375.000.000
				- Gestión Fiscal	1.125.000.000
				➢ **A0820 - Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)**	**300.000.000**
				- Recursos Ordinarios	150.000.000
				- Gestión Fiscal	150.000.000
4.07	02	00	00	Transferencias de capital internas	47.266.740.000
4.07	02	02	00	Transferencias de capital al sector público	47.266.740.000
4.07	02	02	02	Transferencias de capital a los entes descentralizados	6.000.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
				➢ **A0064 - Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)**	**6.000.000.000**
				- Programas y Proyectos	6.000.000.000
				• Sistema de Tratamiento de Aguas Servidas Maracaibo Norte	6.000.000.000
4.07	02	02	06	Transferencias de capital a empresas públicas no financieras	41.266.740.000
				➢ **A0606 - C.A. Hidrológica de Venezuela**	**27.700.000.000**
				- Programas y Proyectos	27.700.000.000
				• Saneamiento Ambiental del Estado Barinas	900.000.000
				• Rehabilitación y Saneamiento Agua potable en el Estado Lara	1.000.000.000
				• Rehabilitación del Sistema Hidráulico de los Andes	1.400.000.000
				• Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	9.350.000.000
				• Rehabilitación del Sistema de Agua Potable a Nivel Nacional	1.900.000.000
				• Atención Acueductos Rurales y Poblaciones Menores	9.350.000.000
				• Rehabilitación Sistemas Agua Potable y Saneamiento (Sucre, Cojedes y Anzoátegui)	1.000.000.000
				• Abastecimiento de Agua Potable y Saneamiento de la Península de la Guajira	2.800.000.000
				➢ **A0609 - C.A. Hidrológica de la Región Capital**	**5.760.000.000**
				- Programas y Proyectos	5.760.000.000
				▪ Sistema Tuy IV	1.600.000.000
				▪ Sistema de Abastecimiento de Agua Metropolitano de Caracas	320.000.000
				▪ Ampliación de Acueductos y Cloacas del Estado Miranda	3.840.000.000
				➢ **A0678 - Sistema Hidráulico Yacambú Quíbor C.A.**	**4.006.740.000**
				- Recursos Ordinarios	450.000.000
				- Gestión Fiscal	450.000.000
				- Programas y Proyectos	3.106.740.000
				▪ Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú	3.106.740.000
				➢ **A0696 - Empresa Regional Sistema Hidráulico Trujillano S.A.**	**400.000.000**
				- Recursos Ordinarios	200.000.000
				- Gestión Fiscal	200.000.000
				➢ **A0697 - Empresa Regional Desarrollos Hidráulicos Cojedes C.A.**	**3.400.000.000**
				- Recursos Ordinarios	200.000.000
				- Gestión Fiscal	200.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
				- Programas y Proyectos	3.000.000.000
				▪ Aprovechamiento Integral de los Recursos Hidráulicos del Estado Cojedes	3.000.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	7.070.000.000
4.07	03	00	00	Transferencias al exterior	70.000.000
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	70.000.000
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	70.000.000
				➢ **I0073 - Organismo Internacional de Energía Atómica (O.I.E.A.)**	**40.000.000**
				- Otras Fuentes de Financiamiento	40.000.000
				➢ **I0118 - Organización Meteorológica Mundial (O.M.M.)**	**30.000.000**
				- Otras Fuentes de Financiamiento	30.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	7.000.000.000
4.07	99	02	00	Transferencias de capital diversas	7.000.000.000
				➢ **I0092 - Programa de las Naciones Unidas para el Desarrollo (P.N.U.D.)**	**7.000.000.000**
				- Programas y Proyectos	
				▪ Programa de Modernización del Sistema de Medición y Pronóstico Hidrometeorológico Nacional – Programa VENEHMET	7.000.000.000

PROYECTO: 01 - DIRECCIÓN Y COORDINACIÓN

UNIDAD EJECUTORA: Dirección del Despacho del Viceministro del Agua

Este Proyecto centraliza y coordina los recursos que se destinarán a financiar la Planta Norte de Maracaibo, la continuación de las obras de Regulación y Trasvase del Sistema Hidráulico Yacambú – Quibor, Aprovechamiento de los Recursos Hidráulicos del Estado Cojedes, Abastecimiento de Agua Potable y Saneamiento de la Península de la Guajira, Apoyo a la Reorganización del Sector Agua Potable y Saneamiento, Programa de Saneamiento Ambiental Aguas y Cloacas y Agua Potable Lara.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**42.599.784**
	- Recursos Ordinarios	42.599.784
4.07	**Transferencias**	**57.191.140.000**
	- Recursos Ordinarios	3.912.200.000
	- Gestión Fiscal	7.712.200.000
	- Programas y Proyectos	45.566.740.000
	• Saneamiento Ambiental del Estado Barinas	900.000.000
	• Rehabilitación y Saneamiento Agua potable en el Estado Lara	1.000.000.000
	• Rehabilitación del Sistema Hidráulico de los Andes	1.400.000.000
	• Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	9.350.000.000
	• Rehabilitación del Sistema de Agua Potable a Nivel Nacional	1.900.000.000
	• Atención Acueductos Rurales y Poblaciones Menores	9.350.000.000
	• Rehabilitación Sistemas Agua Potable y Saneamiento (Sucre, Cojedes y Anzoátegui)	1.000.000.000
	• Sistema Tuy IV	1.600.000.000
	• Sistema de Abastecimiento de Agua Metropolitano de Caracas	320.000.000
	• Ampliación de Acueductos y Cloacas del Estado Miranda	3.840.000.000
	• Abastecimiento de Agua Potable y Saneamiento de la Península de la Guajira	2.800.000.000
	• Aprovechamiento Integral de los Recursos Hidráulicos del Estado Cojedes	3.000.000.000
	• Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú	3.106.740.000
	• Sistema de Tratamiento de Aguas Servidas Maracaibo Norte	6.000.000.000
	TOTAL	**57.233.739.784**

PROYECTO: 02 - CONSERVACIÓN DE CUENCAS HIDROGRÁFICAS

UNIDAD EJECUTORA: Dirección General de Cuencas Hidrográficas

Corresponde a la Dirección General de Cuencas Hidrográficas, la administración de los recursos agua y suelos, sobre la base del aprovechamiento y conservación integral de las cuencas hidrográficas nacionales e internacionales, a los fines de contribuir al desarrollo socioeconómico del país, satisfaciendo en calidad y cantidad la demanda hídrica de los diferentes sectores del país.

Las políticas esenciales de cuencas hidrográficas es impulsar el concepto de cuenca hidrográfica, como base fundamental de la gestión y planificación de los recursos naturales, con una visión sistémica interdisciplinaria. Además, organizar a la población para que participe en todas las etapas del proceso de gestión ambiental, diseñar y ejecutar obras y prácticas conservacionistas de agua y suelos, a objeto de controlar y/o minimizar los procesos erosivos, incentivar a los productores agrícolas para la adopción de tecnologías adecuadas al medio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**725.524.728**
	- Recursos Ordinarios	725.524.728
4.02	**Materiales y Suministros**	**61.900.000**
	- Recursos Ordinarios	61.900.000
4.03	**Servicios no Personales**	**192.350.000**
	- Recursos Ordinarios	97.350.000
	- Gestión Fiscal	95.000.000
4.04	**Activos Reales**	**715.000.000**
	- Recursos Ordinarios	715.000.000
4.07	**Transferencias**	**90.000.000**
	- Otras Fuentes de Financiamiento	90.000.000
	TOTAL	**1.784.774.728**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 02 CONSERVACIÓN DE CUENCAS HIDROGRÁFICAS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0001	Planes de Manejo Cuenca del Río Petaquire, Municipio Carayaca, Estado Vargas	2004	2004	I	1-Plan	100,00		100,00		100,00				100,00			100,00			0,0	100,0	0,0	0,0
TN-0002	Plan de Manejo Cuenca del Río Guárico	2004	2004	I	1-Plan	100,00		100,00		100,00				100,00			100,00			0,0	100,0	0,0	0,0
TN-0003	Elaboración de Estudios de Datos Climáticos y Edafícos para Indexar al Sistema de Información Geográfico de Cuencas	2004	2004	I	1-Estudio	30,00		30,00		30,00				30,00			30,00			0,0	100,0	0,0	0,0
TN-0004	Estudio de Digitalización para la Elaboración del Sistema de Información Geográfica del Atlas Hidrogeológico de Venezuela	2004	2004	I	1-Estudio	30,00		30,00		30,00				30,00			30,00			0,0	100,0	0,0	0,0
TN-0005	Estudio de Delimitación de la Mancha de Inundación de los Ríos Pao y Guárico	2004	2004	I	1-Estudio	35,00		35,00		35,00				35,00			35,00			0,0	100,0	0,0	0,0
TN-0006	Estudio de la Base de Datos para las Estaciones Hidrometeorológicas, a ser Incluidas en el Sistema de Información Geográfica.	2004	2004	I	1-Estudio	30,00		30,00		30,00				30,00			30,00			0,0	100,0	0,0	0,0
TN-0007	Inventario de los Aprovechamientos de Aguas Superficiales y Subterráneas en el Estado Lara y la Cuenca del Río Guárico, para el Registro Nacional de Usuarios	2004	2004	I	1-Estudio	60,00		60,00		60,00				60,00			60,00			0,0	100,0	0,0	0,0
TN-0008	Estudio de Valoración del Agua a Nivel Nacional	2004	2004	I	1-Estudio	30,00		30,00		30,00				30,00			30,00			0,0	100,0	0,0	0,0
	TOTALES					415,00		415,00		415,00				415,00			415,00						

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 02 CONSERVACIÓN DE CUENCAS HIDROGRÁFICAS
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0001	Protección y Manejo de Cuencas	2004	2004	I	15-Proyecto	300,00		300,00		300,00				300,00			300,00			0,0	100,0	0,0	0,0
	TOTALES					300,00		300,00		300,00				300,00			300,00						

PROYECTO: 03 - PROGRAMA DE MODERNIZACIÓN DEL SISTEMA HIDROMETEOROLÓGICO NACIONAL

UNIDAD EJECUTORA: Coordinación del Programa de Modernización del Sistema Pronóstico Hidrometeorológico Nacional

Es un proyecto Interinstitucional, en el cual participan las siguientes entidades: MARN (organismo ejecutor), INIA, UCV, EDELCA, ARMADA, CNMEH, FAV y CIDIAT. Su finalidad principal es fortalecer institucionalmente los entes que participan en el programa, así como mejorar la coordinación de las actividades vistas como un sistema.

El propósito fundamental consiste en crear el Centro Nacional de Alerta y Pronóstico Hidrometeorológico, y modernizar las redes de estaciones de medición automáticas y la transmisión de información en tiempo real.

Contribuir al mejoramiento de la generación de información y de los pronósticos relativos a los fenómenos meteorológicos e hidrológicos de los aspectos climáticos, orientados a garantizar la seguridad de los ciudadanos, aumentar la eficiencia de las actividades socioeconómicas de la nación y hacer uso racional de los recursos naturales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.07	**Transferencias**	**7.000.000.000**
	- Programas y Proyectos	7.000.000.000
	• Programa de Modemización del Sistema de Medición y Pronóstico Hidrometeorológico Nacional – Programa VENEHMET	7.000.000.000
	TOTAL	**7.000.000.000**

PROYECTO: 04 - EQUIPAMIENTO AMBIENTAL

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

Tiene como objetivo la dirección y coordinación superior de los proyectos, las políticas, directrices y estrategias a seguir en relación con los planes del Despacho; de igual modo, se instrumentan y controlan todos los procesos administrativos y normativos que dan sustentación a los proyectos, mediante la acción directa de la ejecución de estudios y proyectos, obras de ingeniería y operación; mantenimiento de obras ambientales, con miras a dotar al país del equipamiento requerido para aprovechar racionalmente los recursos naturales, ordenar el territorio y proteger la calidad ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**311.303.844**
	- Recursos Ordinarios	311.303.844
4.02	**Materiales y Suministros**	**27.052.530**
	- Recursos Ordinarios	27.052.530
4.03	**Servicios no Personales**	**20.757.000**
	- Recursos Ordinarios	20.757.000
4.04	**Activos Reales**	**12.184.000.000**
	- Programas y Proyectos	12.184.000.000
	▪ Saneamiento Ambiental del Lago de Valencia	11.184.000.000
	▪ Saneamiento Río Motatán	1.000.000.000
	TOTAL	**12.543.113.374**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 04 EQUIPAMIENTO AMBIENTAL
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
CA-0001	Saneamiento Ambiental del Lago de Valencia	2001	2007	E	1-% de Ejecución	200.000,00	84.047,00		11.184,00	11.184,00	124.769,00	84.047,00				11.184,00	11.184,00	54.000,00	70.769,00	32,0	5,6	27,0	35,4
TR-0001	Saneamiento Río Motatán	2004	2006	I	1-% de Ejecución	10.000,00			1.000,00	1.000,00	9.000,00					1.000,00	1.000,00	5.000,00	4.000,00	0,0	10,0	50,0	40,0
	TOTALES					210.000,00	84.047,00		12.184,00	12.184,00	133.769,00	84.047,00				12.184,00	12.184,00	59.000,00	74.769,00				

PROYECTO: 05 - INGENIERÍA AMBIENTAL

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

El objetivo de este proyecto es dirigir, controlar y supervisar las labores de construcción, ampliación y manejo de obras de equipamiento ambiental, para el aprovechamiento de los recursos naturales y protección del medio ambiente, a través de la ejecución de obras de construcciones y/o ampliaciones de sistemas de abastecimiento de agua potable.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**297.927.204**
	- Recursos Ordinarios	297.927.204
4.02	**Materiales y Suministros**	**16.000.000**
	- Recursos Ordinarios	16.000.000
4.03	**Servicios no Personales**	**21.984.000**
	- Recursos Ordinarios	21.984.000
4.04	**Activos Reales**	**1.900.000.000**
	- Programas y Proyectos	1.900.000.000
	▪ Saneamiento Ambiental Delta Amacuro	1.000.000.000
	▪ Saneamiento Integral Estado Lara	900.000.000
	TOTAL	**2.235.911.204**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 05 INGENIERÍA AMBIENTAL
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
DA-0001	Saneamiento Ambiental Delta Amacuro	2004	2007	I	1-% de Ejecución	25.000,00			1.000,00	1.000,00	24.000,00					1.000,00	1.000,00	15.000,00	9.000,00	0,0	4,0	60,0	36,0
LA-0001	Saneamiento Integral Estado Lara	2004	2007	I	1-% de Ejecución	25.000,00			900,00	900,00	24.100,00					900,00	900,00	12.000,00	12.100,00	0,0	3,6	48,0	48,4
	TOTALES					50.000,00			1.900,00	1.900,00	48.100,00					1.900,00	1.900,00	27.000,00	21.100,00				

PROYECTO: 06 - ESTUDIOS Y PROYECTOS

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

Este proyecto se encargará de poner en marcha los estudios que deben realizarse para la construcción, desarrollo y utilización de las obras hidráulicas y de infraestructura ambiental, para el aprovechamiento racional de los recursos naturales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**290.038.620**
	- Recursos Ordinarios	290.038.620
4.02	**Materiales y Suministros**	**19.803.720**
	- Recursos Ordinarios	19.803.720
4.03	**Servicios no Personales**	**20.815.000**
	- Recursos Ordinarios	20.815.000
4.04	**Activos Reales**	**4.000.000.000**
	- Programas y Proyectos	4.000.000.000
	▪ Plan Nacional de Recuperación de Cauces y Protección de Márgenes	4.000.000.000
	TOTAL	**4.330.657.340**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 06 ESTUDIOS Y PROYECTOS
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
TN-0002	Plan Nacional de Recuperación de Cauces y Protección de Márgenes	2004	2006	I	1-% de Ejecución	50.000,00			4.000,00	4.000,00	46.000,00					4.000,00	4.000,00	15.000,00	31.000,00	0,0	8,0	30,0	62,0
	TOTALES					50.000,00			4.000,00	4.000,00	46.000,00					4.000,00	4.000,00	15.000,00	31.000,00				

PROYECTO: 07 - OPERACIÓN Y MANTENIMIENTO

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

Tiene como propósito el mantenimiento preventivo y correctivo, las mejoras o ampliaciones de las obras de equipamiento ambiental, destacándose por su importancia estratégica el mantenimiento de los embalses ubicados en todo el territorio nacional, plantas de tratamiento de aguas servidas en los sistemas de saneamiento, con la finalidad de prestar el servicio de entrega de agua para los diferentes usos en forma oportuna y calidad adecuada.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**153.235.536**
	- Recursos Ordinarios	153.235.536
4.02	**Materiales y Suministros**	**14.355.200**
	- Recursos Ordinarios	14.355.200
4.03	**Servicios no Personales**	**13.897.000**
	- Recursos Ordinarios	13.897.000
4.04	**Activos Reales**	**1.000.000.000**
	- Programas y Proyectos	1.000.000.000
	▪ Desarrollo Embalse Dos Bocas	1.000.000.000
	TOTAL	**1.181.487.736**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 07 OPERACIÓN Y MANTENIMIENTO
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
GU-0002	Desarrollo Embalse Dos Bocas	2004	2007	I	1-% de Ejecución	40.000,00			1.000,00	1.000,00	39.000,00					1.000,00	1.000,00	12.000,00	27.000,00	0,0	2,5	30,0	67,5
	TOTALES					40.000,00			1.000,00	1.000,00	39.000,00					1.000,00	1.000,00	12.000,00	27.000,00				

PROYECTO: 08 - PROYECTOS ESPECIALES AMBIENTALES

UNIDAD EJECUTORA: Dirección General de Equipamiento Ambiental

Corresponde a este proyecto la supervisión, ejecución y control de los grandes proyectos de saneamiento ambiental y aprovechamiento de los recursos hidráulicos, que adelanta la Dirección General de Equipamiento Ambiental, cuya fuente de financiamiento proviene de préstamos amparados por la banca bilateral y multilateral.

Asimismo, ejecutar los estudios relacionados con la Diversidad Biológica, el Programa de Desechos Sólidos y el Plan Nacional para la Protección contra Incendios Forestales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**14.731.524**
	- Recursos Ordinarios	14.731.524
4.04	**Activos Reales**	**23.200.000.000**
	- Programas y Proyectos	23.200.000.000
	▪ Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta Fase III	2.000.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Cumaná Carúpano)	1.500.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Monagas)	1.000.000.000
	▪ Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Anzoátegui)	1.900.000.000
	▪ Sistema Tratamiento y Rehabilitación El Guapo	1.900.000.000
	▪ Sistema Taguaza-Tuy IV Acueducto Metropolitano	2.900.000.000
	▪ Reparación y Reconstrucción Presa El Guapo	1.900.000.000
	▪ Saneamiento Integral Cuenca Río Tuy	900.000.000
	▪ Saneamiento Ambiental Integral Edo. Miranda	1.500.000.000
	▪ Saneamiento del Litoral Central del Estado Vargas	900.000.000
	▪ Saneamiento Ambiental Integral Litoral Occidental	2.000.000.000
	▪ Saneamiento del Estado Falcón	900.000.000
	▪ Sistema Falconiano II	900.000.000
	▪ Saneamiento Estado Portuguesa	1.000.000.000
	▪ Saneamiento del Estado Bolívar	1.000.000.000
	▪ Colector Playa (Puerto La Cruz)	1.000.000.000
	TOTAL	**23.214.731.524**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 08 PROYECTOS ESPECIALES AMBIENTALES
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AN-0001	Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Anzoátegui)	2003	2005	E	1-% de Ejecución	35.000,00	1.000,00		1.900,00	1.900,00	32.100,00	1.000,00				1.900,00	1.900,00	32.100,00		2,9	5,4	91,7	0,0
AN-0002	Colector Playa (Puerto La Cruz)	2004	2005	I	1-% de Ejecución	8.000,00			1.000,00	1.000,00	7.000,00					1.000,00	1.000,00	7.000,00		0,0	12,5	87,5	0,0
BO-0001	Saneamiento del Estado Bolívar	2004	2006	I	1-% de Ejecución	15.000,00			1.000,00	1.000,00	14.000,00					1.000,00	1.000,00	5.000,00	9.000,00	0,0	8,7	33,3	60,0
FA-0001	Sistema Falconiano II	1994	2006	E	1-% de Ejecución	72.000,00	15.983,00		900,00	900,00	55.117,00	15.983,00				900,00	900,00	25.000,00	30.117,00	22,2	1,3	34,7	41,8
FA-0002	Saneamiento Ambiental Integral Litoral Occidental	2001	2006	E	1-% de Ejecución	58.000,00	12.350,00		2.000,00	2.000,00	43.650,00	12.350,00				2.000,00	2.000,00	20.000,00	23.650,00	21,3	3,4	34,5	40,8
FA-0003	Saneamiento del Estado Falcón	2004	2007	I	1-% de Ejecución	65.800,00			900,00	900,00	64.900,00					900,00	900,00	15.000,00	49.900,00	0,0	1,4	22,8	75,8
MI-0005	Sistema Taguaza-Tuy IV. Acueducto Metropolitano	1999	2009	E	1-% de Ejecución	672.000,00	78.800,00		2.900,00	2.900,00	592.300,00	78.800,00				2.900,00	2.900,00	50.000,00	542.300,00	11,4	0,4	7,4	80,7
MI-0006	Saneamiento Ambiental Integral Edo. Miranda	2001	2005	E	1-% de Ejecución	25.000,00	4.000,00		1.500,00	1.500,00	19.500,00	4.000,00				1.500,00	1.500,00	19.500,00		18,0	6,0	76,0	0,0
MI-0007	Sistema Tratamiento y Rehabilitación El Guapo	2003	2005	E	1-% de Ejecución	154.000,00	28.800,00		1.900,00	1.900,00	123.300,00	28.800,00				1.900,00	1.900,00	123.300,00		18,7	1,2	80,1	0,0
MI-0008	Saneamiento Integral Cuenca Río Tuy	2001	2006	E	1-% de Ejecución	20.000,00	3.096,50		900,00	900,00	16.003,50	3.096,50				900,00	900,00	8.000,00	8.003,50	15,5	4,5	40,0	40,0
MI-0009	Reparación y Reconstrucción Presa El Guapo	2000	2006	E	1-% de Ejecución	155.000,00	19.200,00		1.900,00	1.900,00	133.900,00	19.200,00				1.900,00	1.900,00	33.900,00	100.000,00	12,4	1,2	21,9	64,5
MO-0001	Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Monagas)	2004	2005	I	1-% de Ejecución	20.000,00			1.000,00	1.000,00	19.000,00					1.000,00	1.000,00	19.000,00		0,0	5,0	95,0	0,0
NE-0001	Rehabilitación y Saneamiento del Recurso Agua, Estado Nueva Esparta Fase III	2003	2006	E	1-% de Ejecución	35.000,00	1.000,00		2.000,00	2.000,00	32.000,00	1.000,00				2.000,00	2.000,00	20.000,00	12.000,00	2,9	5,7	57,1	34,3

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 02 CONSERVACIÓN DE AGUAS Y SANEAMIENTO AMBIENTAL
Subprograma:
Proyecto: 08 PROYECTOS ESPECIALES AMBIENTALES
Partida: 404169900 OTRAS CONSTRUCCIONES DEL DOMINIO PÚBLICO

Presupuesto: 2004

Cód	Denominación	Año Inicio	Año Final	Situación	Cantidad y Unidad de Medida	Costo Total	Contratos – Tramitado al 31/12/03	Contratos – Por Tramitar – Año 2004 – Ordinario	Contratos – Por Tramitar – Año 2004 – Extraordinario	Contratos – Por Tramitar – Año 2004 – Total	Contratos – Por Tramitar – Años Posteriores	Asignado al 31/12/03	Asignaciones Estimadas – Estimadas 2004 – Presupuesto Ordinario – Contratos Vigentes	Asignaciones Estimadas – Estimadas 2004 – Presupuesto Ordinario – Nuevos Contratos	Asignaciones Estimadas – Estimadas 2004 – Presupuesto Extraordinario – Contratos Vigentes	Asignaciones Estimadas – Estimadas 2004 – Presupuesto Extraordinario – Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Ejecución Física Proyectada (%) – Al 31/12/03	Ejecución Física Proyectada (%) – 04	Ejecución Física Proyectada (%) – 05	Ejecución Física Proyectada (%) – Años Post.
PO-0001	Saneamiento Estado Portuguesa	2004	2008	I	1-% de Ejecución	10.000,00			1.000,00	1.000,00	9.000,00					1.000,00	1.000,00	4.000,00	5.000,00	0,0	10,0	40,0	50,0
TN-0004	Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Cumaná Carúpano)	2001	2005	E	1-% de Ejecución	123.275,00	62.612,00		1.500,00	1.500,00	58.163,00	62.612,00				1.500,00	1.500,00	59.163,00		50,8	1,2	48,0	0,0
VA-0002	Saneamiento del Litoral Central del Estado Vargas	2001	2007	E	1-% de Ejecución	32.000,00	5.715,00		900,00	900,00	25.385,00	5.715,00				900,00	900,00	5.000,00	20.385,00	17,9	2,8	15,6	63,7
	TOTALES					1.500.675,00	230.556,50		23.200,00	23.200,00	1.246.318,50	230.556,50				23.200,00	23.200,00	445.863,00	800.355,50				

PROGRAMA: 03 - CONSERVACIÓN Y GESTIÓN AMBIENTAL

UNIDAD EJECUTORA: Despacho del Viceministro de Conservación y Gestión Ambiental

Este programa tiene como objetivo la conservación y gestión de los recursos naturales, diversidad biológica, el control de la calidad ambiental y áreas protegidas, manejo y control de recursos forestales, la generación de información básica ambiental, la valoración económica de recursos de las áreas marino -costeras, el diseño e implementación de las políticas educativas ambientales y concientización de la comunidad, como propósito fundamental de la conservación, mejoramiento y preservación del ambiente.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Conservar e investigar la diversidad biológica a nivel de genes, ecosistemas, especies, incluyendo fauna terrestre y acuática y gestionar los recursos naturales de la diversidad biológica.	Estudio	80	19.313.814.664
Promover la conservación del recurso forestal a Nivel Nacional, definiendo políticas de sustentabilidad y desarrollando condiciones con fines de manejo integral comunitario y de protección del ambiente.	Plan	4	883.097.370
Detectar, evaluar, prevenir, mitigar o remediar la contaminación del agua, aire, los suelos y la capa de ozono.	Proyecto	1	1.158.326.268
Coordinación, supervisión, promoción y divulgación de actividades educativo-ambientales, con el fin de crear conciencia ambiental en la población, desde una visión social y sustentable del ambiente.	Plan	5	793.833.256
TOTAL			**22.149.071.558**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**2.531.801.388**
	- Recursos Ordinarios	2.531.801.388
4.02	**Materiales y Suministros**	**332.460.700**
	- Recursos Ordinarios	332.460.700
4.03	**Servicios no Personales**	**562.360.000**
	- Recursos Ordinarios	425.110.000
	- Gestión Fiscal	137.250.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.04	**Activos Reales**	**752.449.470**
	- Recursos Ordinarios	752.449.470
4.07	**Transferencias**	**17.970.000.000**
	- Recursos Ordinarios	2.695.600.000
	- Gestión Fiscal	8.574.400.000
	- Programas y Proyectos	4.700.000.000
	• Manejo del Sistema Nacional de Parques	900.000.000
	• Reforestación de Areas Degradadas	3.800.000.000
	- Otras Fuentes de Financiamiento	2.000.000.000
	TOTAL	**22.149.071.558**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**259**	**2.531.321.388**
- Directivo	34	625.689.264
- Profesional y Técnico	157	1.598.766.756
- Personal Administrativo	68	306.865.368
TOTAL	**259**	**2.531.321.388**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	9	31.088.796
III	297.106 - 347.106	16	61.719.132
IV	347.107 - 397.107	16	71.043.264
V	397.108 - 447.108	19	96.580.116
VI	447.109 - 497.109	7	40.236.288
VII	497.110 - 547.110	1	6.197.772
VIII	547.111 - 597.111	1	7.158.240
IX	597.112 - 647.112	1	7.721.292
X	647.113 - 697.113	15	121.132.188
XI	697.114 - 747.114	21	181.693.824
XII	747.115 - 797.115	28	257.171.220
XIII	797.116 - 847.116	19	189.417.744
XIV	847.117 - 897.117	15	155.700.948
XV	897.118 - 947.118	24	267.570.336
XVI	947.119 - 997.119	9	104.726.400
XVII	997.120 Y MÁS	58	932.163.828
	TOTAL	**259**	**2.531.321.388**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	17.970.000.000
4.07	01	00	00	Transferencias corrientes internas	12.270.000.000
4.07	01	02	00	Transferencias corrientes al sector público	12.270.000.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	12.270.000.000
				➢ **A0052 - Instituto Nacional de Parques (INPARQUES)**	**12.000.000.000**
				- Recursos Ordinarios	2.000.000.000
				- Gestión Fiscal	8.000.000.000
				- Otras Fuentes de Financiamiento	2.000.000.000
				➢ **A0103 - Instituto Forestal Latinoamericano**	**90.000.000**
				- Recursos Ordinarios	90.000.000
				➢ **A0324 - Fundación de Educación Ambiental**	**100.000.000**
				- Recursos Ordinarios	100.000.000
				➢ **A0354 - Fundación Nacional de Parques Zoológicos y Acuarios**	**50.000.000**
				- Recursos Ordinarios	50.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
				➢ **A0406 - Fundación Laboratorio Nacional de Productos Forestales**	**30.000.000**
				- Recursos Ordinarios	30.000.000
4.07	02	00	00	Transferencias de capital internas	5.700.000.000
4.07	02	02	00	Transferencias de capital al sector público	5.700.000.000
4.07	02	02	02	Transferencias de capital a los entes descentralizados	900.000.000
				➢ **A0052 - Instituto Nacional de Parques (INPARQUES)**	**900.000.000**
				- Programas y Proyectos	900.000.000
				• Manejo del Sistema Nacional de Parques	900.000.000
4.07	02	02	06	Transferencias de capital a empresas públicas no financieras	4.800.000.000
				➢ **A0639 - Compañía Nacional de Reforestación (CONARE)**	**4.800.000.000**
				- Recursos Ordinarios	425.600.000
				- Gestión Fiscal (Convenio de Cooperación)	574.400.000
				- Programas y Proyectos	3.800.000.000
				• Reforestación de Areas Degradadas	3.800.000.000

PROYECTO: 01 - DIRECCIÓN Y COORDINACIÓN

UNIDAD EJECUTORA: Dirección del Despacho del Viceministerio de Conservación y Gestión Ambiental

Tiene como finalidad coordinar, administrar y evaluar los recursos asignados a los proyectos: conservación de la biodiversidad, recursos forestales, calidad y educación ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**42.599.784**
	- Recursos Ordinarios	42.599.784
4.07	**Transferencias**	**17.970.000.000**
	- Recursos Ordinarios	2.695.600.000
	- Gestión Fiscal	8.574.400.000
	- Programas y Proyectos	4.700.000.000
	• Manejo del Sistema Nacional de Parques	900.000.000
	• Reforestación de Areas Degradadas	3.800.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
	- Otras Fuentes de Financiamiento	2.000.000.000
	TOTAL	**18.012.599.784**

PROYECTO: 02 - CONSERVACIÓN DE LA BIODIVERSIDAD

UNIDAD EJECUTORA: Oficina de Diversidad Biológica

Tiene como objetivo dirigir la gestión del Estado Venezolano en materia de diversidad biológica, a través de su uso sustentable, para promover la participación de la sociedad y así generar beneficios ambientales y socioeconómicos a los habitantes del país.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**958.989.480**
	- Recursos Ordinarios	958.989.480
4.02	**Materiales y Suministros**	**87.325.400**
	- Recursos Ordinarios	87.325.400
4.03	**Servicios no Personales**	**104.900.000**
	- Recursos Ordinarios	64.900.000
	- Gestión Fiscal	40.000.000
4.04	**Activos Reales**	**150.000.000**
	- Recursos Ordinarios	150.000.000
	TOTAL	**1.301.214.880**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACIÓN Y GESTIÓN AMBIENTAL
Subprograma:
Proyecto: 02 CONSERVACIÓN DE LA BIODIVERSIDAD
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0007	Estudio para la Implementación de la Estrategia Nacional de Diversidad Biológica	2004	2004	1	10-Informe	150,00		150,00		150,00				150,00			150,00			0,0	100,0	0,0	0,0
	TOTALES					150,00		150,00		150,00				150,00			150,00						

PROYECTO: 03 - CONSERVACIÓN DE RECURSO FORESTAL

UNIDAD EJECUTORA: Dirección General de Bosques

El Proyecto de la Conservación de los Recursos Forestales, tiene como objetivo básico regular los procesos de uso y aprovechamiento de los recursos naturales e intervención del ambiente, en función de las normas y disposiciones técnicas y legales establecidas en materia ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**630.747.900**
	- Recursos Ordinarios	630.747.900
4.02	**Materiales y Suministros**	**27.400.000**
	- Recursos Ordinarios	27.400.000
4.03	**Servicios no Personales**	**51.500.000**
	- Recursos Ordinarios	36.500.000
	- Gestión Fiscal	15.000.000
4.04	**Activos Reales**	**173.449.470**
	- Recursos Ordinarios	173.449.470
	TOTAL	**883.097.370**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACIÓN Y GESTIÓN AMBIENTAL
Subprograma:
Proyecto: 03 CONSERVACIÓN DE RECURSO FORESTAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AN-0001	Reforestación y Mantenimiento de la Microcuenca del Río Querecual	2004	2004	I	15-Hectárea	10,00		10,00		10,00				10,00			10,00			0,0	100,0	0,0	0,0
AN-0002	Reforestación y Mantenimiento de la Sub-Cuenca Alta del Río Guanape	2004	2004	I	15-Hectárea	10,00		10,00		10,00				10,00			10,00			0,0	100,0	0,0	0,0
AN-0003	Reforestación de la Microcuenca de la Quebrada la Culebra	2004	2004	I	20-Hectárea	10,00		10,00		10,00				10,00			10,00			0,0	100,0	0,0	0,0
AN-0004	Reforestación y Mantenimiento de la Quebrada el Tigre y la Cuenca Media del Río Neverí	2004	2004	I	10-Hectárea	9,00		9,00		9,00				9,00			9,00			0,0	100,0	0,0	0,0
BA-0001	Reforestación de la Microcuenca de la Quebrada El Salao	2004	2004	I	20-Hectárea	13,00		13,00		13,00				13,00			13,00			0,0	100,0	0,0	0,0
BA-0002	Diagnóstico Socioeconómico y Ambiental del Area Boscosa Bajo Protección Santo Domingo	2004	2004	I	1-Estudio	30,00		30,00		30,00				30,00			30,00			0,0	100,0	0,0	0,0
BA-0003	Estudios sobre los Bosques Ribereños (Hato Mata de Bárbara y la Candelaria)	2004	2004	I	1-Estudio	4,45		4,45		4,45				4,45			4,45			0,0	100,0	0,0	0,0
BO-0001	Ensayo Agroforestal con Participación de las Comunidades Indígenas en el Corredor Tumeremo-Bochinche y el Dorado	2004	2004	I	1-Estudio	12,00		12,00		12,00				12,00			12,00			0,0	100,0	0,0	0,0
FA-0001	Recuperación del Bosque Xerofílico de la Región Norte Costera	2004	2004	I	1-Proyecto	10,00		10,00		10,00				10,00			10,00			0,0	100,0	0,0	0,0
GU-0001	Diagnóstico Socioeconómico y Ambiental del Area Boscosa Bajo Protección Barbacas	2004	2004	I	1-Estudio	30,00		30,00		30,00				30,00			30,00			0,0	100,0	0,0	0,0
TN-0001	Diseño y Establecimiento de los Criterios e Indicadores de Sostenibilidad del Bosque Identificados en el País	2004	2004	I	1-Informe	10,00		10,00		10,00				10,00			10,00			0,0	100,0	0,0	0,0
TN-0002	Lineamientos y Normas para el Plan de Manejo Integral de Areas Boscosas Bajo Protección	2004	2004	I	1-Informe	20,00		20,00		20,00				20,00			20,00			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACIÓN Y GESTIÓN AMBIENTAL
Subprograma:
Proyecto: 03 CONSERVACIÓN DE RECURSO FORESTAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TR-0001	Reforestación Fundo El Carmen, Microcuenca La Catalina	2004	2004	I	5- Hectárea	5,00		5,00		5,00				5,00			5,00			0,0	100,0	0,0	0,0
	TOTALES					173,45		173,45		173,45				173,45			173,45						

PROYECTO: 04 - CALIDAD AMBIENTAL

UNIDAD EJECUTORA: Dirección General de Calidad Ambiental

La Dirección General de Calidad Ambiental desarrolla acciones dirigidas a detectar, evaluar, prevenir, mitigar o remediar la contaminación del agua, aire, los suelos y la capa de ozono. Igualmente contribuye al manejo ambiental seguro de desechos, materiales peligrosos y no peligrosos, a la evaluación de estudios de impacto ambiental y socio-cultural de desarrollos productivos, la realización de análisis físico-químico, biológicos y bacteriológicos, así como también a promover la producción a nivel nacional y apoyar el fortalecimiento y la competitividad del sector.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**641.380.968**
	- Recursos Ordinarios	641.380.968
4.02	**Materiales y Suministros**	**154.185.300**
	- Recursos Ordinarios	154.185.300
4.03	**Servicios no Personales**	**162.760.000**
	- Recursos Ordinarios	117.760.000
	- Gestión Fiscal	45.000.000
4.04	**Activos Reales**	**200.000.000**
	- Recursos Ordinarios	200.000.000
	TOTAL	**1.158.326.268**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACIÓN Y GESTIÓN AMBIENTAL
Subprograma:
Proyecto: 04 CALIDAD AMBIENTAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0302	Plan Piloto de Gestión Integral de Residuos Sólidos a Nivel Municipal	2004	2004	1	1-Estudio	100,00		100,00		100,00				100,00			100,00			0,0	100,0	0,0	0,0
TN-0303	Inventario de Desechos Tóxicos y Peligrosos en Venezuela	2004	2004	1	1-Estudio	100,00		100,00		100,00				100,00			100,00			0,0	100,0	0,0	0,0
	TOTALES					200,00		200,00		200,00				200,00			200,00						

PROYECTO: 05 - EDUCACIÓN AMBIENTAL

UNIDAD EJECUTORA: Dirección General de Educación Ambiental y Participación Comunitaria

Le corresponde a este proyecto llevar a cabo políticas educativas y ambientales, a fin de lograr la concientización de la comunidad, como propósito fundamental de la conservación, mejoramiento y preservación del ambiente, desde una visión social y sustentable.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**258.083.256**
	- Recursos Ordinarios	258.083.256
4.02	**Materiales y Suministros**	**63.550.000**
	- Recursos Ordinarios	63.550.000
4.03	**Servicios no Personales**	**243.200.000**
	- Recursos Ordinarios	205.950.000
	- Gestión Fiscal	37.250.000
4.04	**Activos Reales**	**229.000.000**
	- Recursos Ordinarios	229.000.000
	TOTAL	**793.833.256**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACIÓN Y GESTIÓN AMBIENTAL
Subprograma:
Proyecto: 05 EDUCACIÓN AMBIENTAL
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS – Cód	OBRAS – DENOMINACIÓN	AÑO – Inicio	AÑO – Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	CONTRATOS – Tramitado al 31/12/03	CONTRATOS – Por Tramitar – Año 2004 – Ordinario	CONTRATOS – Por Tramitar – Año 2004 – Extraordinario	CONTRATOS – Por Tramitar – Año 2004 – Total	CONTRATOS – Por Tramitar – Años Posteriores	Asignado al 31/12/03	Asignaciones Estimadas – Estimadas 2004 – Presupuesto Ordinario – Contratos Vigentes	Asignaciones Estimadas – Estimadas 2004 – Presupuesto Ordinario – Nuevos Contratos	Asignaciones Estimadas – Estimadas 2004 – Presupuesto Extraordinario – Contratos Vigentes	Asignaciones Estimadas – Estimadas 2004 – Presupuesto Extraordinario – Nuevos Contratos	Asignaciones Estimadas – Total Asignación 2004	Asignaciones Estimadas – Año 2005	Asignaciones Estimadas – Años Posteriores	Ejecución Física Proyectada (%) – Al 31/12/03	Ejecución Física Proyectada (%) – 04	Ejecución Física Proyectada (%) – 05	Ejecución Física Proyectada (%) – Años Post.
TN-0001	Consolidación de los Centros de Documentación y Divulgación Ambiental a Escala Nacional	2004	2004	1	100-% de Ejecución	76,00		76,00		76,00				76,00			76,00			0,0	100,0	0,0	0,0
	TOTALES					76,00		76,00		76,00				76,00			76,00						

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 03 CONSERVACIÓN Y GESTIÓN AMBIENTAL
Subprograma:
Proyecto: 05 EDUCACIÓN AMBIENTAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores				
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/03	04	05	Años Post.
TN-0001	Estudio para la Inserción del Eje Ambiente en los Diferentes Niveles de la Educación Formal en Venezuela	2004	2004	I	1-Estudio	50,00		50,00		50,00				50,00			50,00			0,0	100,0	0,0	0,0
TN-0002	Estudio para el Diseño de Estrategias de Educación Ambiental para Comunidades Rurales y Urbanas en Venezuela	2004	2004	I	1-Estudio	50,00		50,00		50,00				50,00			50,00			0,0	100,0	0,0	0,0
TN-0003	Estudio para la Formulación de Mecanismos de Participación Comunitaria en la Gestión Ambiental a Escala Nacional	2004	2004	I	1-Estudio	50,00		50,00		50,00				50,00			50,00			0,0	100,0	0,0	0,0
	TOTALES					150,00		150,00		150,00				150,00			150,00						

PROGRAMA: 04 - ORDENAMIENTO Y ADMINISTRACIÓN AMBIENTAL

UNIDAD EJECUTORA: Despacho del Viceministro de Ordenación y Administración Ambiental

Le corresponde a este programa el mejoramiento y el aprovechamiento racional de los recursos, así como la reorientación de la planificación y la ordenación del territorio, basado en los objetivos y estrategias para la generación de la cartografía básica , el monitoreo satelital, la gestión de riesgo y la vigilancia y control ambiental.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Formulación y gestión de la Planificación Territorial y Ambiental, en los ámbitos terrestre, marino y demarcación de tierras y comunidades indígenas.	Plan	1	4.266.697.080
Desarrollo de un programa preventivo, el cual conllevará al desarrollo de un Sistema de Vigilancia y Control, sobre la afectación y manejo de los recursos naturales.	Plan	1	2.427.325.764
TOTAL			**6.694.022.844**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**1.072.800.096**
	- Recursos Ordinarios	1.072.800.096
4.02	**Materiales y Suministros**	**228.286.100**
	- Recursos Ordinarios	228.286.100
4.03	**Servicios no Personales**	**291.336.648**
	- Recursos Ordinarios	181.875.724
	- Gestión Fiscal	109.460.924
4.04	**Activos Reales**	**2.249.700.000**
	- Recursos Ordinarios	475.000.000
	- Programas y Proyectos	1.774.700.000
	▪ Plan Nacional para la Protección Contra Incendios Forestales	1.774.700.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.07	**Transferencias**	**2.851.900.000**
	- Recursos Ordinarios	612.975.000
	- Gestión Fiscal	1.838.925.000
	- Programas y Proyectos	400.000.000
	• Plan Nacional de Demarcación de Hábitat y Tierras de los Pueblos Indígenas	400.000.000
	TOTAL	**6.694.022.844**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**105**	**1.072.320.096**
- Directivo	17	315.087.288
- Profesional y Técnico	55	602.100.960
- Personal Administrativo	33	155.131.848
TOTAL	**105**	**1.072.320.096**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	6	20.906.904
III	297.106 - 347.106	3	11.571.276
IV	347.107 - 397.107	7	30.832.836
V	397.108 - 447.108	12	61.596.948
VI	447.109 - 497.109	3	17.674.308
VII	497.110 - 547.110	3	19.071.324
VIII	547.111 - 597.111		
IX	597.112 - 647.112	3	22.782.228
X	647.113 - 697.113	4	32.723.208
XI	697.114 - 747.114	5	43.392.444
XII	747.115 - 797.115	4	36.582.816
XIII	797.116 - 847.116	3	29.871.792
XIV	847.117 - 897.117	7	72.442.044
XV	897.118 - 947.118	5	56.503.728
XVI	947.119 - 997.119	9	103.971.912
XVII	997.120 Y MÁS	31	512.396.328
	TOTAL	**105**	**1.072.320.096**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	SE.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	2.851.900.000
4.07	01	00	00	Transferencias corrientes internas	2.451.900.000
4.07	01	02	00	Transferencias corrientes al sector público	2.451.900.000
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	2.451.900.000
				➢ **A0909 - Instituto Geográfico de Venezuela, Simón Bolívar**	**2.451.900.000**
				- Recursos Ordinarios	612.975.000
				- Gestión Fiscal	1.838.925.000
4.07	02	00	00	*Transferencias de capital internas*	400.000.000
4.07	02	02	00	Transferencias de capital al sector público	400.000.000
4.07	02	02	02	Transferencias de capital a los entes descentralizados	400.000.000
				➢ **A0909 - Instituto Geográfico de Venezuela, Simón Bolívar**	**400.000.000**
				- Programas y Proyectos	400.000.000
				• Plan Nacional de Demarcación de Hábitat y Tierras de los Pueblos Indígenas	400.000.000

PROYECTO: 01 - DIRECCIÓN Y COORDINACIÓN

UNIDAD EJECUTORA: Dirección del Despacho del Viceministro de Ordenación y Administración Ambiental

El proyecto coordina y centraliza los recursos destinados a los Programas de Cartografía y Catastro, cuyo ente ejecutor es el Instituto Geográfico de Venezuela Simón Bolívar.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**84.627.744**
	- Recursos Ordinarios	84.627.744
4.07	**Transferencias**	**2.851.900.000**
	- Recursos Ordinarios	612.975.000
	- Gestión Fiscal	1.838.925.000
	- Programas y Proyectos	400.000.000
	• Plan Nacional de Demarcación de Hábitat y Tierras de los Pueblos Indígenas	400.000.000
	TOTAL	**2.936.527.744**

PROYECTO: 02 - ORDENAMIENTO AMBIENTAL

UNIDAD EJECUTORA: Dirección General de Planificación y Ordenamiento Ambiental
Oficina de Demarcación de Hábitat y Tierras de los Pueblos y Comunidades Indígenas

La Dirección General de Planificación y Ordenación del Ambiente, continuará con la formulación y gestión de la planificación territorial y ambiental, en los ámbitos terrestre y marino, así como también en el proceso de demarcación y ocupación de las hábitat y tierras de los pueblos y comunidades indígenas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**548.226.588**
	- Recursos Ordinarios	548.226.588
4.02	**Materiales y Suministros**	**141.006.100**
	- Recursos Ordinarios	141.006.100
4.03	**Servicios no Personales**	**165.936.648**
	- Recursos Ordinarios	101.475.724
	- Gestión Fiscal	64.460.924
4.04	**Activos Reales**	**475.000.000**
	- Recursos Ordinarios	475.000.000
	TOTAL	**1.330.169.336**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 04 ORDENAMIENTO Y ADMINISTRACIÓN AMBIENTAL
Subprograma:
Proyecto: 02 ORDENAMIENTO AMBIENTAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0001	Demarcación de Hábitat y Tierras de los Pueblos y Comunidades Indígenas	2004	2004	I	1-Estudio	100,00		100,00		100,00				100,00			100,00			0,0	100,0	0,0	0,0
TN-0001	Estudios para la Planificación Ambiental y Territorial	2004	2004	I	1-Estudio	375,00		375,00		375,00				375,00			375,00			0,0	100,0	0,0	0,0
	TOTALES					475,00		475,00		475,00				475,00			475,00						

PROYECTO: 03 - CONTROL DE LOS RECURSOS NATURALES

UNIDAD EJECUTORA: Dirección General de Vigilancia y Control Ambiental

El Proyecto Control de los Recursos Naturales tiene como objetivo básico, regular los procesos de uso y aprovechamiento de los recursos naturales y la intervención al ambiente, en función de las normas y disposiciones técnicas y legales establecidas en materia ambiental. Para tal fin, el programa realiza acciones de carácter preventivo, lo cual conllevará al desarrollo de un sistema de vigilancia y control sobre la ocupación del territorio, la afectación y manejo de los recursos naturales, la incidencia de incendios forestales y sobre las actividades susceptibles de degradar el ambiente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**439.945.764**
	- Recursos Ordinarios	439.945.764
4.02	**Materiales y Suministros**	**87.280.000**
	- Recursos Ordinarios	87.280.000
4.03	**Servicios no Personales**	**125.400.000**
	- Recursos Ordinarios	80.400.000
	- Gestión Fiscal	45.000.000
4.04	**Activos Reales**	**1.774.700.000**
	- Programas y Proyectos	1.774.700.000
	▪ Plan Nacional para la Protección Contra Incendios Forestales	1.774.700.000
	TOTAL	**2.427.325.764**

Resumen de Obras (En millones de Bs.)

Organismo: 17 MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES
Programa: 04 ORDENAMIENTO Y ADMINISTRACIÓN AMBIENTAL
Subprograma:
Proyecto: 03 CONTROL DE LOS RECURSOS NATURALES
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0001	Plan Nacional para la Protección Contra Incendios Forestales	2003	2007	E	1-Plan	19.133,74	1.500,00		1.774,70	1.774,70	15.859,04	1.500,00				1.774,70	1.774,70	3.329,64	12.529,40	7,8	3,3	17,4	65,5
	TOTALES					19.133,74	1.500,00		1.774,70	1.774,70	15.859,04	1.500,00				1.774,70	1.774,70	3.329,64	12.529,40				

PROGRAMA: 05 - ADMINISTRACIÓN REGIONAL

UNIDAD EJECUTORA: Despacho del Ministro

La función principal de este programa es apoyar al Nivel Central en la vigilancia, control y supervisión de las políticas ambientales implantadas, con la finalidad de llevar un seguimiento en lo que se refiere a las áreas de: calidad ambiental, planificación y ordenación del ambiente y vigilancia y control, especialmente a las áreas marino costeras y urbanas, lo que conlleva a que no sea degradado el ambiente, permitiendo garantizar el racional aprovechamiento de los recursos naturales y contribuir al mejoramiento de la calidad de vida del venezolano.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Desarrollar un plan integral de conservación ambiental y manejo sostenible a través de programas de ordenación del territorio, protección de cuencas, supervisión y control de actividades degradantes y capacitación de la población.	Plan	1	663.170.452
Manejo de embalses, limpieza y rectificación de cauces, para control de inundaciones y sistema de riego, muestreo y análisis físico-químico y biológico. Prevención y control de incendios forestales.	Plan	36	1.157.983.332
Preservar, conservar y recuperar los sistemas ambientales del Estado Delta Amacuro. Insertar y exaltar la conciencia y participación de la comunidad Deltana para mejorar la gestión ambiental.	Plan	1	466.013.888
Ejercer un efectivo y eficiente control sobre la Calidad Ambiental, la Biodiversidad y los Recursos Naturales.	Acto Administrativo	2.500	1.253.272.908
Conservación de la cuenca media del Río Santo Domingo.	Plan	1	1.290.551.642
Prevenir, mitigar y corregir los daños ambientales en el Estado, a través de la recuperación y conservación de las áreas frágiles de los ecosistemas y el control de inundaciones en el medio urbano – rural.	Informe	4	618.306.012
La ordenación, manejo y conservación de cuencas hidrográficas prioritarias a través de vigilancia y control de actividades susceptibles de degradación y la operación y mantenimiento de embalses, para garantizar la calidad y cantidad del recurso hídrico.	Plan	1	1.049.113.992

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Garantizar el cumplimiento de las acciones programadas para la conservación y manejo sostenible de los recursos naturales.	Plan	1	1.061.155.624
Garantizar el racional aprovechamiento de los Recursos Naturales mediante su administración integral utilizando mecanismos compartidos con otros organismos que permitan ejercer la vigilancia y control en la utilización de los recursos para prevenir su deterioro.	Plan	4	627.236.668
Conservar y Manejar las Cuencas Hidrográficas y el Recurso Hídrico para Garantizar su calidad y disponibilidad.	Plan	1	747.969.025
Promover y garantizar una gestión ambiental sustentable, compartida dentro del marco de un ordenamiento territorial, mediante la prevención, protección, investigación y la participación ciudadana.	Plan	1	1.250.751.816
Incrementar la calidad de vida mediante la ordenación, administración y uso sustentable de los recursos naturales, basado en un sistema de información y planes ambientales, garantizando la gestión con la participación de los actores para una estrategia ambiental.	Plan	4	863.280.871
Propiciar la conservación del ambiente y los recursos naturales, optimizando el control, la ordenación y la ocupación del territorio, en el Distrito Metropolitano y Estado Vargas.	Plan	4	733.878.424
Garantizar la existencia de crecientes niveles de calidad de vida, reflejo de una adecuada gestión ambiental.	Plan	10	671.669.770
Promover la participación y conservación ambiental de los recursos naturales regionales, como instrumento del desarrollo sustentable.	Plan	8	691.310.244
Mantener el equilibrio ecológico y evitar el deterioro del ambiente y de los recursos naturales, a fin de garantizar que el estado logre un desarrollo sustentable.	Plan	1	825.975.177
Plan de Manejo y Programa para gestión integral de los recursos naturales con visión integradora de entes involucrados en el desarrollo y consolidación de factores económicos, sociales y políticos.	Plan	4	1.152.244.647
Conservación de Cuencas Prioritarias del Estado.	Estudio	1	1.522.451.620

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Consolidar a la Dirección Estadal como integradora de las variables económicas, sociales y ambientales, incorporando a la comunidad organizada y por organizar en el proceso de desarrollo sustentable.	Plan	1	559.411.627
Implementación de un sistema integral de gestión ambiental coherente y oportuno, que conlleve a la conservación de los recursos naturales y promover su uso como instrumento de desarrollo.	Plan	4	1.303.135.653
Cumplir con el Plan Ambiental Estadal, que contemple la ordenación, manejo, vigilancia y control de actividades y operaciones de embalses, que garantice un desarrollo sustentable en el Estado Sucre.	Plan	1	815.880.300
Manejar y conservar los recursos naturales de manera sustentable en el Estado Trujillo, a fin de mejorar la calidad de vida de la población.	Plan	1	901.209.266
Vigilar y controlar las actividades que afectan el ambiente, para propiciar su conservación en sintonía con el desarrollo de la Región Zuliana.	Plan	1	1.417.979.756
TOTAL			**21.643.952.714**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	**Gastos de Personal**	**16.245.059.700**
	- Recursos Ordinarios	16.245.059.700
4.02	**Materiales y Suministros**	**1.423.011.227**
	- Recursos Ordinarios	1.423.011.227
4.03	**Servicios no Personales**	**3.975.881.787**
	- Recursos Ordinarios	2.625.251.026
	- Gestión Fiscal	1.350.630.761
	TOTAL	**21.643.952.714**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**2.034**	**16.245.059.700**
- Directivo	46	866.159.568
- Profesional y Técnico	1.190	11.993.464.512
- Personal Administrativo	798	3.385.435.620
TOTAL	2.034	16.245.059.700

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	49	169.554.732
III	297.106 - 347.106	399	1.564.659.552
IV	347.107 - 397.107	207	922.709.964
V	397.108 - 447.108	121	598.321.836
VI	447.109 - 497.109	16	92.051.448
VII	497.110 - 547.110	5	31.465.164
VIII	547.111 - 597.111	48	339.952.572
IX	597.112 - 647.112	46	346.691.688
X	647.113 - 697.113	167	1.356.583.884
XI	697.114 - 747.114	111	967.131.132
XII	747.115 - 797.115	182	1.683.665.424
XIII	797.116 - 847.116	93	913.742.712
XIV	847.117 - 897.117	141	1.474.781.316
XV	897.118 - 947.118	129	1.445.013.408
XVI	947.119 - 997.119	71	833.547.504
XVII	997.120 Y MÁS	249	3.505.187.364
	TOTAL	2.034	16.245.059.700

Tribunal Supremo de Justicia

TRIBUNAL SUPREMO DE JUSTICIA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La Constitución de la República Bolivariana de Venezuela estableció la creación del Tribunal Supremo de Justicia como parte integrante del Sistema de Justicia, le corresponde la Dirección, el Gobierno y la Administración del Poder Judicial, la Inspección y Vigilancia de los Tribunales de la República y de las Defensorías Públicas, creó la Dirección Ejecutiva de la Magistratura como órgano auxiliar.

Para el Ejercicio Fiscal 2004, ha establecido políticas orientadas al logro de las metas y objetivos propuestos que se consideran importantes en materia de Administración de Justicia.

Por su parte, la Dirección Ejecutiva de la Magistratura, es el órgano Administrativo de los Tribunales de la República, contemplado en la Constitución de la República Bolivariana de Venezuela, y tiene previsto para el Ejercicio Fiscal 2004 llevar a cabo los objetivos institucionales y las estrategias globales del Plan Estratégico del Poder Judicial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Dictamen de Sentencias	Sentencia	24.000	57.877.562.480
Ejecutar Proyectos y Acciones Institucionales	Proyecto y/o Acción	10	647.061.432.701
Construcción de Sedes	Sede Construída	10	22.091.740.000
Mantenimiento de Sedes	Sede Rehabilitada	10	14.989.296.619
TOTAL			**742.020.031.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Tribunal Supremo de Justicia	57.877.562.480
02	Apoyo Administrativo al Poder Judicial	647.061.432.701
03	Apoyo a la Infraestructura del Poder Judicial	37.081.036.619
	TOTAL	**742.020.031.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	436.400.406.207
	- Recursos Ordinarios	434.600.406.207
	- Gestión Fiscal	1.800.000.000
4.02	Materiales y Suministros	24.849.584.065
	- Recursos Ordinarios	24.551.640.527
	- Gestión Fiscal	247.943.538
	- Otras Fuentes de Financiamiento	50.000.000
4.03	Servicios no Personales	93.147.016.662
	- Recursos Ordinarios	79.260.632.903
	- Gestión Fiscal	9.180.199.587
	- Programas y Proyectos	288.515.863
	- Otras Fuentes de Financiamiento	4.417.668.309
4.04	Activos Reales	63.139.984.517
	- Recursos Ordinarios	34.571.440.447
	- Gestión Fiscal	25.179.988.242
	- Programas y Proyectos	1.803.224.137
	- Otras Fuentes de Financiamiento	1.585.331.691
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	944.905.252
	- Recursos Ordinarios	629.436.619
	- Gestión Fiscal	315.468.633
4.07	Transferencias	123.538.135.097
	- Recursos Ordinarios	123.538.135.097
	TOTAL	**742.020.031.800**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	16.424	216.203.525.264
- Directivo	2.862	87.151.338.568
- Profesional y Técnico	2.520	36.168.410.096
- Personal Administrativo	10.007	87.335.855.660
- Obrero	1.035	5.547.920.940
Personal Contratado	1.882	14.716.309.044
- Empleado	1.816	14.438.716.932
- Obrero	66	277.592.112
TOTAL	**18.306**	**230.919.834.308**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	296	851.644.800
II	247.105 - 297.105	176	527.431.440
III	297.106 - 347.106	930	3.537.874.760
IV	347.107 - 397.107	95	416.157.408
V	447.109 - 497.109	527	2.941.679.700
VI	497.110 - 547.110	995	6.146.050.428
VII	547.111 - 597.111	426	2.933.901.672
VIII	597.112 - 647.112	1.093	8.238.167.064
IX	397.108 - 447.108	333	1.698.154.728
X	647.113 - 697.113	2.104	16.931.296.176
XI	697.114 - 747.114	2.931	25.012.774.356
XII	747.115 - 797.115	896	8.346.561.464
XIII	797.116 - 847.116	922	9.114.010.416
XIV	847.117 - 897.117	684	7.126.228.716
XV	897.118 - 947.118	289	3.192.855.972
XVI	947.119 - 997.119	286	3.338.293.380
XVII	997.120 Y MÁS	5.323	130.566.751.828
	TOTAL	**18.306**	**230.919.834.308**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	242.000.000
4.07	01	00	00	Transferencias corrientes internas	42.000.000
4.07	01	01	00	Transferencias corrientes al sector privado	42.000.000
4.07	01	01	15	*Subsidios a organismos laborales y gremiales*	42.000.000
				S1063 - Sindicato Unico de Empleados Públicos (SUNEP-JUSTICIA).	42.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	200.000.000
4.07	99	01	00	Transferencias corrientes diversas	200.000.000
				S0008 - Fundación Gaceta Forense.	100.000.000
				S1732 - Fundación para la Protección a las Victimas de la Criminalidad Común (FUNDAPROVIC)	100.000.000

PROGRAMA: 01 Tribunal Supremo de Justicia

UNIDAD EJECUTORA: Tribunal Supremo de Justicia

La Constitución de la República Bolivariana de Venezuela estableció la creación del Tribunal Supremo de Justicia como parte integrante del Sistema de Justicia, le corresponde la Dirección, el Gobierno y la Administración del Poder Judicial, la inspección y vigilancia de los Tribunales de la República y de las Defensorías Públicas, creó la Dirección Ejecutiva de la Magistratura como órgano auxiliar.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Dictamen de Sentencias	Sentencia	24.000	57.877.562.480
TOTAL			**57.877.562.480**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	39.957.135.754
	- Recursos Ordinarios	38.157.135.754
	- Gestión Fiscal	1.800.000.000
4.02	Materiales y Suministros	1.352.180.904
	- Recursos Ordinarios	1.352.180.904
4.03	Servicios no Personales	5.040.291.272
	- Recursos Ordinarios	5.040.291.272
4.04	Activos Reales	1.147.549.000
	- Recursos Ordinarios	1.147.549.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
	- Recursos Ordinarios	50.000.000
4.07	Transferencias	10.330.405.550
	- Recursos Ordinarios	10.330.405.550
	TOTAL	**57.877.562.480**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	533	13.696.158.336
- Directivo	50	3.295.426.800
- Profesional y Técnico	63	2.591.855.280
- Personal Administrativo	248	6.694.452.480
- Obrero	172	1.114.423.776
Personal Contratado	57	898.318.368
- Empleado	39	798.638.256
- Obrero	18	99.680.112
TOTAL	**590**	**14.594.476.704**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	200.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	200.000.000
4.07	99	01	00	Transferencias corrientes diversas	200.000.000
				S0008 - Fundación Gaceta Forense.	100.000.000
				- Recursos Ordinarios	100.000.000
				S1732 - Fundación para la Protección a las Victimas de la Criminalidad Común (FUNDAPROVIC)	100.000.000
				- Recursos Ordinarios	100.000.000

PROGRAMA: 02 Apoyo Administrativo al Poder Judicial

UNIDAD EJECUTORA: Dirección Ejecutiva de la Magistratura

La Dirección Ejecutiva de la Magistratura, es el órgano Administrativo de los Tribunales de la República, contemplado en la Constitución de la República Bolivariana de Venezuela, y tiene previsto para el Ejercicio Fiscal 2004 llevar a cabo los objetivos institucionales y las estrategias globales del Plan Estratégico del Poder Judicial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Ejecutar Proyectos y Acciones Institucionales	Proyecto y/o Acción	10	647.061.432.701
TOTAL			**647.061.432.701**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	396.443.270.453
	- Recursos Ordinarios	396.443.270.453
4.02	Materiales y Suministros	23.497.403.161
	- Recursos Ordinarios	23.199.459.623
	- Gestión Fiscal	247.943.538
	- Otras Fuentes de Financiamiento	50.000.000
4.03	Servicios no Personales	81.671.154.285
	- Recursos Ordinarios	70.521.010.528
	- Gestión Fiscal	6.732.475.448
	- Otras Fuentes de Financiamiento	4.417.668.309
4.04	Activos Reales	31.346.970.003
	- Recursos Ordinarios	19.879.925.931
	- Gestión Fiscal	9.881.712.381
	- Otras Fuentes de Financiamiento	1.585.331.691
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	894.905.252
	- Recursos Ordinarios	579.436.619
	- Gestión Fiscal	315.468.633
4.07	Transferencias	113.207.729.547
	- Recursos Ordinarios	113.207.729.547
	TOTAL	**647.061.432.701**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	15.891	202.507.366.928
- Directivo	2.812	83.855.911.768
- Profesional y Técnico	2.457	33.576.554.816
- Personal Administrativo	9.759	80.641.403.180
- Obrero	863	4.433.497.164
Personal Contratado	1.825	13.817.990.676
- Empleado	1.777	13.640.078.676
- Obrero	48	177.912.000
TOTAL	17.716	216.325.357.604

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	42.000.000
4.07	01	00	00	Transferencias corrientes internas	42.000.000
4.07	01	01	00	Transferencias corrientes al sector privado	42.000.000
4.07	01	01	15	Subsidios a organismos laborales y gremiales	42.000.000
				S1063 - Sindicato Unico de Empleados Públicos (SUNEP-JUSTICIA).	42.000.000
				- Recursos Ordinarios	42.000.000

PROGRAMA: 03 Apoyo a la Infraestructura del Poder Judicial

UNIDAD EJECUTORA: Dirección Ejecutiva de la Magistratura

Entre las actividades que comprende la ejecución de este programa se incluyen la construcción y rehabilitación de los Palacios de Justicia para adecuarlos a los nuevos procedimientos penales, la ejecución del Proyecto de Infraestructura de Apoyo al Poder Judicial, con la finalidad de modernizar el Sistema de Administración de Justicia y contribuir de esta manera a una mayor eficiencia y eficacia en la gestión de los organismos del Poder Judicial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Construcción de Sedes	Sede Construida	10	22.091.740.000
Mantenimiento de Sedes	Sede Rehabilitada	10	14.989.296.619
TOTAL			**37.081.036.619**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.03	Servicios no Personales	6.435.571.105
	- Recursos Ordinarios	3.699.331.103
	- Gestión Fiscal	2.447.724.139
	- Programas y Proyectos	288.515.863
	• Proyecto de Infraestructura de Apoyo Al Poder Judicial	288.515.863
4.04	Activos Reales	30.645.465.514
	- Recursos Ordinarios	13.543.965.516
	- Gestión Fiscal	15.298.275.861
	- Programas y Proyectos	1.803.224.137
	• Proyecto de Infraestructura de Apoyo Al Poder Judicial	1.803.224.137
	TOTAL	**37.081.036.619**

PROYECTO: 01 Construcción de Sedes

UNIDAD EJECUTORA: Construcción de Sedes

Se hace necesario la construcción y rehabilitación de los Palacios de Justicia en todo el territorio nacional a fin de adecuarlos a los nuevos procedimientos penales. En este sentido a través de este proyecto, se construirá la infraestructura necesaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.03	Servicios no Personales	3.047.136.554
	- Recursos Ordinarios	310.896.552
	- Gestión Fiscal	2.447.724.139
	- Programas y Proyectos	288.515.863
	• Proyecto de Infraestructura de Apoyo al Poder Judicial	288.515.863
4.04	Activos Reales	19.044.603.446
	- Recursos Ordinarios	1.943.103.448
	- Gestión Fiscal	15.298.275.861
	- Programas y Proyectos	1.803.224.137
	• Proyecto de Infraestructura de Apoyo al Poder Judicial	1.803.224.137
	TOTAL	**22.091.740.000**

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 4.04.02.02.00 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AN-0001	REHABILITACION DEL PJ DE BARCELONA	2004	2004	1	1-SEDES REHABILITADAS	916,19			916,19	916,19						916,19	916,19			0,0	100,0	0,0	0,0
AP-0001	REHABILITACIÓN DEL PJ DE SAN FERNANDO DE APURE	2004	2004	1	1-SEDES REHABILITADAS	1.609,11		174,57	1.434,54	1.609,11				174,57		1.434,54	1.609,11			0,0	100,0	0,0	0,0
DM-0017	REHABILITACIÓN DEL PJ DE CARACAS	2004	2004	1	1-SEDES REHABILITADAS	4.576,87			4.576,87	4.576,87						4.576,87	4.576,87			0,0	100,0	0,0	0,0
DM-0018	REHABILITACION DE TRIBUNALES LABORALES DE CARACAS	2004	2004	1	1-SEDES REHABILITADAS	2.281,03			2.281,03	2.281,03						2.261,03	2.281,03			0,0	100,0	0,0	0,0
LA-0001	REHABILITACIÓN DEL PJ DE CARORA	2004	2004	1	1-SEDES REHABILITADAS	1.609,11		174,57	1.434,54	1.609,11				174,57		1.434,54	1.609,11			0,0	100,0	0,0	0,0
	TOTALES					10.992,31		349,14	10.643,17	10.992,31				349,14		10.643,17	10.992,31						

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 4.04.13.02.00 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
DM-0021	ADAPTACION DE PROYECTOS PARA NUEVAS LEYES	2004	2004	I	1-SEDES REHABILITADAS	186,42		186,42		186,42				156,42			186,42			0,0	100,0	0,0	0,0
	TOTALES					186,42		186,42		186,42				186,42			186,42						

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 4.04.14.02.00 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
DM-0022	INSPECCIONES A SEDES POR CONSTRUIR	2004	2004	I	1-PROYECTOS Y ACCIONES EJECUTADO	317,42		59,94	257,49	317,42				59,94		257,49	317,42			0,0	100,0	0,0	0,0
DM-0023	INSPECCIONES A SEDES REHABILITADAS	2004	2004	I	1-PROYECTOS Y ACCIONES EJECUTADO	494,65		15,71	478,94	494,65				15,71		478,94	494,65			0,0	100,0	0,0	0,0
	TOTALES					824,59		75,65	736,43	812,07				75,65		736,43	812,07		0,0				

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 01 CONSTRUCCION DE SEDES
Partida: 4.04.15.05.00 EDIFICACIONES PARA VIVIENDAS DEL ACTIVO FIJO

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AN-0002	CONSTRUCCION DEL CJP DE EL TIGRE	2004	2004	I	1-SEDES CONSTRUIDAS	2.036,64		517,24	1.519,40	2.036,64				517,24		1.519,40	2.036,64			0,0	100,0	0,0	0,0
DM-0019	CONSTRUCCION DE TRIBUNALES DE MUNICIPIO	2004	2004	I	1-SEDES CONSTRUIDAS	434,40			434,40	434,40						434,40	434,40			0,0	100,0	0,0	0,0
DM-0020	CONSTRUCCION DE LA SEDE TRIBUNALES CIVILES METROLIMPO	2004	2004	I	1-SEDES CONSTRUIDAS	1.233,19			1.233,19	1.233,19						1.233,19	1.233,19			0,0	100,0	0,0	0,0
LA-0002	CONSTRUCCION DEL PJ DE BARQUISIMETO	2004	2004	I	1-SEDES CONSTRUIDAS	905,60		517,24	388,36	905,60				517,24		388,36	905,60			0,0	100,0	0,0	0,0
TR-0002	CONSTRUCCION DEL CJP DE VALERA	2004	2004	I	1-SEDES CONSTRUIDAS	2.443,97		297,41	2.146,55	2.443,97				297,41		2.146,55	2.443,97			0,0	100,0	0,0	0,0
	TOTALES					7.053,80		1.331,90	5.721,90	7.053,80				1.331,90		5.721,90	7.053,80						

PROYECTO: 02 Mantenimiento de Sedes

UNIDAD EJECUTORA: Mantenimiento de Sedes

El mantenimiento de las sedes de los Palacios de Justicia es necesario dentro de las políticas del Proyecto de Modernización del Poder Judicial, para su transformación en el mediano y largo plazo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.03	Servicios no Personales	3.388.434.551
	- Recursos Ordinarios	3.388.434.551
4.04	Activos Reales	11.600.862.068
	- Recursos Ordinarios	11.600.862.068
	TOTAL	**14.989.296.619**

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 4.04.02.02.00 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolivares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AR-0001	CERRAMIENTO PERIMETRAL PJ DE MARACAY	2004	2004	I	1-SEDES REHABILITADAS	101,25		101,25		101,25				101,25			101,25			0,0	100,0	0,0	0,0
AR-0002	REHABILITACIÓN DE ESPACIOS PARA LOS TRIBUNALES CIVILES DE MARACAY	2004	2004	I	1-SEDES REHABILITADAS	812,70		812,70		812,70				812,70			812,70			0,0	100,0	0,0	0,0
BO-0001	HABILITACIÓN DEL ARCHIVO JUDICIAL EN PUERTO ORDAZ	2004	2004	I	1-SEDES REHABILITADAS	94,50		94,50		94,50				94,50			94,50			0,0	100,0	0,0	0,0
BO-0002	CERRAMIENTO PERIMETRAL PJ CIUDAD BOLIVAR	2004	2004	I	1-SEDES REHABILITADAS	101,25		101,25		101,25				101,25			101,25			0,0	100,0	0,0	0,0
BO-0003	CERRAMIENTO PERIMETRAL PJ PUERTO ORDAZ	2004	2004	I	1-SEDES REHABILITADAS	101,25		101,25		101,25				101,25			101,25			0,0	100,0	0,0	0,0
BO-0004	REHABILITACIÓN DEL TRIBUNAL DE MUNICIPIO BOLIVAR	2004	2004	I	1-SEDES REHABILITADAS	94,50		94,50		94,50				94,50			94,50			0,0	100,0	0,0	0,0
BO-0005	HABILITACIÓN DEL ARCHIVO REGIONAL DE BOLIVAR	2004	2004	I	1-SEDES REHABILITADAS	94,50		94,50		94,50				94,50			94,50			0,0	100,0	0,0	0,0
CA-0001	REUBICACIÓN DE TRANSFORMADORES DEL PJ DE VALENCIA	2004	2004	I	1-SEDES REHABILITADAS	33,75		33,75		33,75				33,75			33,75			0,0	100,0	0,0	0,0
CA-0002	CERRAMIENTO PERIMETRAL PJ DE VALENCIA	2004	2004	I	1-SEDES REHABILITADAS	60,75		60,75		60,75				60,75			60,75			0,0	100,0	0,0	0,0
CA-0003	ADECUACIÓN DE SALAS DE AUDIENCIA PENAL PJ VALENCIA	2004	2004	I	1-SEDES REHABILITADAS	56,70		56,70		56,70				56,70			56,70			0,0	100,0	0,0	0,0
CO-0001	REHABILITACIÓN DEL TRIBUNAL LOPNA SAN CARLOS	2004	2004	I	1-SEDES REHABILITADAS	101,31		101,31		101,31				101,31			101,31			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 4.04.02.02.00 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores				
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/03	04	05	Años Post.
DM-0001	ADECUACIÓN DE ESPACIOS EDIFICIO SEDE DEM	2004	2004	I	1-SEDES REHABILITADAS	132,30		132,30		132,30				132,30			132,30			0,0	100,0	0,0	0,0
DM-0002	ADECUACIÓN DE ESPACIOS SEDE PREESCOLAR EDUCAME	2004	2004	I	1-SEDES REHABILITADAS	132,30		132,30		132,30				132,30			132,30			0,0	100,0	0,0	0,0
DM-0003	REHABILITACIÓN FACHADAS EDIF. SEDE DEM	2004	2004	I	1-SEDES REHABILITADAS	371,25		371,25		371,25				371,25			371,25			0,0	100,0	0,0	0,0
DM-0004	REHABILITACIÓN AREA DE SERVIDORES ODI-DEM	2004	2004	I	1-SEDES REHABILITADAS	170,10		170,10		170,10				170,10			170,10			0,0	100,0	0,0	0,0
DM-0006	UNIFICACIÓN DEL SISTEMA DE MEDIDORES ELÉCTRICOS DEM	2004	2004	I	1-SEDES REHABILITADAS	641,25		641,25		641,25				641,25			641,25			0,0	100,0	0,0	0,0
DM-0006	REACONDICIONAMIENTO DE LA ACOMETICA ELÉCTRICA DE BOMBA CONTRA INCENDIO DEM	2004	2004	I	1-SEDES REHABILITADAS	47,25		47,25		47,25				47,25			47,25			0,0	100,0	0,0	0,0
DM-0007	INSTALACIÓN DEL SISTEMA UPS EN EDIF SEDE DEM	2004	2004	I	1-SEDES REHABILITADAS	202,50		202,50		202,50				202,50			202,50			0,0	100,0	0,0	0,0
DM-0008	ADECUACIÓN DEL SISTEMA DE ESCAPE DE GASES DE LAS PLANTAS ELECTRICAS DEM	2004	2004	I	1-SEDES REHABILITADAS	67,50		67,50		67,50				67,50			67,50			0,0	100,0	0,0	0,0
DM-0009	REHABILITACIÓN DEL TANQUE PRINCIPAL DE AGUA BLANCA DEM	2004	2004	I	1-SEDES REHABILITADAS	33,75		33,75		33,75				33,75			33,75			0,0	100,0	0,0	0,0
DM-0010	REACONDICIONAMIENTO DE MONTANTE DE AGUAS BLANCAS DE LA DEM	2004	2004	I	1-SEDES REHABILITADAS	81,00		81,00		81,00				81,00			81,00			0,0	100,0	0,0	0,0
DM-0011	MEJORAS A CUARTOS DE AIRE ACONDICIONADO DE LA TS DE LA DEM	2004	2004	I	1-SEDES REHABILITADAS	162,00		162,00		162,00				162,00			162,00			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 4.04.02.02.00 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
DM-0012	HABILITACIÓN DEL SISTEMA CONTRA INCENDIO DE LA DEM	2004	2004	I	1-SEDES REHABILITADAS	162,00		162,00		162,00				162,00			162,00			0,0	100,0	0,0	0,0
DM-0013	HABILITACIÓN DEL ARCHIVO REGIONAL	2004	2004	I	1-SEDES REHABILITADAS	189,00		189,00		189,00				189,00			189,00			0,0	100,0	0,0	0,0
DM-0014	HABILITACIÓN DE 18 TRIBUNALES LABORALES A NIVEL NACIONAL	2004	2004	I	1-SEDES REHABILITADAS	1.848,42		1.848,42		1.848,42				1.848,42			1.848,42			0,0	100,0	0,0	0,0
DM-0015	HABILITACIÓN DE 5 SEDES DE LA IGT Y 5 DE LA UDP	2004	2004	I	1-SEDES REHABILITADAS	567,00		567,00		567,00				567,00			567,00			0,0	100,0	0,0	0,0
GU-0001	IMPLANTACIÓN DEL SISTEMA DE GENERACIÓN ELÉCTRICA PARA LOS CJP GUÁRICO	2004	2004	I	1-SEDES REHABILITADAS	405,00		405,00		405,00				405,00			405,00			0,0	100,0	0,0	0,0
MS-0001	REHABILITACIÓN TRIBUNAL LOPNA MERIDA	2004	2004	I	1-SEDES REHABILITADAS	135,00		135,00		135,00				135,00			135,00			0,0	100,0	0,0	0,0
MI-0001	ESTABILIZACIÓN DE TALUDES DEL CJP DE VALLES DEL TUY	2004	2004	I	1-SEDES REHABILITADAS	472,50		472,50		472,50				472,50			472,50			0,0	100,0	0,0	0,0
MI-0002	REACONDICIONAMIENTO DE LAS ACOMETIDAS ELÉCTRICAS DEL PJ LOS TEQUES	2004	2004	I	1-SEDES REHABILITADAS	135,00		135,00		135,00				135,00			135,00			0,0	100,0	0,0	0,0
MI-0003	CERRAMIENTO PERIMETRAL DE LOS TRIBUNALES CIVILES DE GUARENAS	2004	2004	I	1-SEDES REHABILITADAS	47,25		47,25		47,25				47,25			47,25			0,0	100,0	0,0	0,0
PO-0001	REPARACIÓN DEL SISTEMA DE AIRE ACONDICIONADO DEL PJ GUANARE	2004	2004	I	1-SEDES REHABILITADAS	162,00		162,00		162,00				162,00			162,00			0,0	100,0	0,0	0,0
PO-0002	REHABILITACIÓN DEL TRIBUNAL LOPNA DE GUANARE	2004	2004	I	1-SEDES REHABILITADAS	135,00		135,00		135,00				135,00			135,00			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 4.04.02.02.00 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
PO-0003	HABILITACIÓN DEL ARCHIVO JUDICIAL DE ACARIGUA	2004	2004	I	1-SEDES REHABILITADAS	94,50		94,50		94,50				94,50			94,50			0,0	100,0	0,0	0,0
TA-0001	HABILITACIÓN DEL SISTEMA CONTRA INCENDIO DEL PJ SAN CRISTOBAL	2004	2004	I	1-SEDES REHABILITADAS	337,50		337,50		337,50				337,50			337,50			0,0	100,0	0,0	0,0
TA-0002	REACONDICIONAMIENTO DEL SISTEMA ELÉCTRICO DEL PJ SAN CRISTOBAL	2004	2004	I	1-SEDES REHABILITADAS	675,00		675,00		675,00				675,00			675,00			0,0	100,0	0,0	0,0
TA-0003	IMPERMEABILIZACIÓN DE TANQUES Y AZOTEA DEL PJ DE SAN CRISTOBAL	2004	2004	I	1-SEDES REHABILITADAS	40,50		40,50		40,50				40,50			40,50			0,0	100,0	0,0	0,0
TA-0004	PINTURA GENERAL DE LAS FACHADAS DEL PJ DE SAN CRISTOBAL	2004	2004	I	1-SEDES REHABILITADAS	229,50		229,50		229,50				229,50			229,50			0,0	100,0	0,0	0,0
TA-0005	REHABILITACIÓN DEL CJP DE SAN CRISTOBAL	2004	2004	I	1-SEDES REHABILITADAS	189,00		189,00		189,00				189,00			189,00			0,0	100,0	0,0	0,0
TR-0001	ESTABILIZACIÓN DE TALUDES DEL CJP DE TRUJILLO	2004	2004	I	1-SEDES REHABILITADAS	472,50		472,50		472,50				472,50			472,50			0,0	100,0	0,0	0,0
VA-0001	REHABILITACIÓN DE ESPACIOS PARA LA SEDE DE LOS TRIBUNALES CIVILES DE LA GUAIRA	2004	2004	I	1-SEDES REHABILITADAS	548,10		548,10		548,10				548,10			548,10			0,0	100,0	0,0	0,0
VA-0002	OBRAS DE MEJORAS AL CJP DE LA GUAIRA	2004	2004	I	1-SEDES REHABILITADAS	132,30		132,30		132,30				132,30			132,30			0,0	100,0	0,0	0,0
YA-0001	HABILITACIÓN DE COMEDOR EN EL CJP DE SAN FELIPE	2004	2004	I	1-SEDES REHABILITADAS	72,95		72,95		72,95				72,95			72,95			0,0	100,0	0,0	0,0
	TOTALES					10.743,68		10.743,68		10.743,68				10.743,68			10.743,68						

Resumen de Obras (En millones de Bs.)

Organismo: 21 TRIBUNAL SUPREMO DE JUSTICIA
Programa: 03 APOYO A LA INFRAESTRUCTURA DEL PODER JUDICIAL
Subprograma:
Proyecto: 02 MANTENIMIENTO DE SEDES
Partida: 4.04.14.02.00 CONTRATACIÓN DE INSPECCIÓN DE OBRAS DE BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
DM-0016	INSPECCIONES DE OBRAS EN SEDES DEL PODER JUDICIAL	2004	2004	/	1-SEDES REHABILITADAS	492,68		492,68		492,68				492,68			492,68			0,0	100,0	0,0	0,0
	TOTALES					492,68		492,68		492,68				492,68			492,68						

Ministerio Público

MINISTERIO PÚBLICO

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

El Ministerio Público para el Ejercicio Fiscal 2004, continuará la orientación de su política en dar cumplimiento a la Misión Institucional, enmarcada en su nuevo rol: ser el órgano rector de la acción penal, rol que surge como consecuencia de las modificaciones sustanciales experimentadas en el ordenamiento jurídico venezolano en los últimos dos años, aunado a los cambios legislativos ocurridos a raíz de la promulgación de la nueva Constitución de la República Bolivariana de Venezuela, la entrada en vigencia de la Ley Orgánica para la Protección del Niño y del Adolescente, entre otras.

La orientación de esta política, estará vinculada con el Plan Estratégico del Ministerio Público 2001-2007 en el marco de lo establecido en la Constitución de la República Bolivariana de Venezuela, la Ley Orgánica de la Administración Financiera del Sector Público, su Reglamento N° 1, los instructivos vigentes y demás Leyes que lo rigen.

En función de ello, el Plan Estratégico enmarca el conjunto de propuestas de acción que se consideran necesarias ejecutar para garantizar una mejor gestión, manteniendo el control, seguimiento y evaluación de los cambios, sin perder la filosofía Institucional (Misión y Visión del Ministerio Público), facilitando las circunstancias cambiantes del entorno nacional entre ellas:

1. **Fortalecimiento del capital humano:** cuyo objetivo, es potenciar los atributos necesarios en el personal para una óptima gestión institucional, a través del adiestramiento en el uso de nuevos sistemas, herramientas, entre los que se destaca la capacitación de los fiscales del Ministerio Público; plan de nivelación de los fiscales a una categoría única, de igual manera un plan de fortalecimiento, dirigido a los despachos fiscales.

2. **La modernización institucional**: con este proyecto se persigue, adecuar la estructura orgánica y los sistemas de normas y procedimientos a las nuevas exigencias del Ministerio Público, depósitos de resguardo de evidencias estatales de la Unidad de Asesoría Técnica Científica e Investigaciones, además de diseño de creación de Fiscalías de Proceso con competencia específica en delitos de mala práctica médica, homicidios, lesiones, robo y hurto de vehículos, delitos informáticos, estafas y otros fraudes.

3. **Infraestructura física:** busca adecuar la infraestructura física nacional a las exigencias del Ministerio Público, para hacer confortables los despachos fiscales, tanto, para los funcionarios, como para el público.

4. ***Tecnología de la información:*** el cual persigue fundamentalmente establecer redes informáticas y, automatización de procesos, este proyecto está orientado básicamente a simplificar los procedimientos, unificar las actuaciones, fortalecer los canales de comunicación y mejorar la oportunidad en el manejo de la información; además de generar una plataforma tecnológica compatible con todos los operadores de justicia.

5. **Políticas de comunicación**: este proyecto está orientado a diseñar políticas, estrategias y planes comunicacionales que contribuyan con el fortalecimiento de la imagen del Ministerio Público y la difusión de sus atribuciones, incluyendo las funciones del Fiscal General de la República, así como las demás representaciones fiscales y funcionarios de esta Institución, con el fin de fortalecer el acercamiento del Ministerio Público con los ciudadanos.

6. **Descongestión de causas en transición**: contratación de personal, para la descongestión de los expedientes del antiguo régimen penal que quedaron represados con la entrada en vigencia del Código Orgánico Procesal Penal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Ministerio Público	250.905.630.000
	TOTAL	**250.905.630.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	188.102.569.508
	- Recursos Ordinarios	132.131.732.748
	- Gestión Fiscal	45.951.536.760
	- Otras Fuentes de Financiamiento	10.019.300.000
4.02	Materiales y Suministros	3.609.079.000
	- Recursos Ordinarios	3.609.079.000
4.03	Servicios no Personales	28.893.314.492
	- Recursos Ordinarios	13.784.597.252
	- Gestión Fiscal	8.438.987.240
	- Programas y Proyectos	6.669.730.000
4.04	Activos Reales	7.020.705.000
	- Recursos Ordinarios	7.020.705.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	574.885.000
	- Recursos Ordinarios	574.885.000
4.07	Transferencias	22.705.077.000
	- Recursos Ordinarios	16.308.701.000
	- Gestión Fiscal	6.396.376.000
	TOTAL	**250.905.630.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	5.897	52.921.808.968
- Directivo	116	1.784.428.272
- Profesional y Técnico	1.796	29.844.744.192
- Personal Administrativo	2.816	17.735.020.644
- Personal Médico	28	174.715.872
- Obrero	1.141	3.382.899.988
Personal Contratado	365	2.352.793.020
- Empleado	346	2.292.786.996
- Obrero	19	60.006.024
TOTAL	**6.262**	**55.274.601.988**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1.104	3.264.678.144
II	247.105 - 297.105	98	313.962.064
III	297.106 - 347.106	369	1.444.119.624
IV	347.107 - 397.107	804	3.707.343.792
V	397.108 - 447.108	722	3.749.923.896
VI	447.109 - 497.109	430	2.451.976.380
VII	497.110 - 547.110	162	1.003.731.684
VIII	547.111 - 597.111	33	224.533.596
IX	597.112 - 647.112	131	958.041.936
X	647.113 - 697.113	73	575.175.204
XI	697.114 - 747.114	104	881.044.128
XII	747.115 - 797.115	93	852.567.720
XIII	797.116 - 847.116	103	998.657.112
XIV	847.117 - 897.117	28	286.070.400
XV	897.118 - 947.118	101	1.088.800.200
XVI	947.119 - 997.119	87	1.015.008.888
XVII	997.120 Y MÁS	1.820	32.458.967.220
	TOTAL	**6.262**	**55.274.601.988**

PROGRAMA: 01 MINISTERIO PUBLICO

UNIDAD EJECUTORA: Fiscalía General de la República

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	188.102.569.508
	- Recursos Ordinarios	132.131.732.748
	- Gestión Fiscal	45.951.536.760
	- Otras Fuentes de Financiamiento	10.019.300.000
4.02	Materiales y Suministros	3.609.079.000
	- Recursos Ordinarios	3.609.079.000
4.03	Servicios no Personales	28.893.314.492
	- Recursos Ordinarios	13.784.597.252
	- Gestión Fiscal	8.438.987.240
	- Programas y Proyectos	6.669.730.000
	• Apoyo a la Modernización del Ministerio Público	6.669.730.000
4.04	Activos Reales	7.020.705.000
	- Recursos Ordinarios	7.020.705.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	574.885.000
	- Recursos Ordinarios	574.885.000
4.07	Transferencias	22.705.077.000
	- Recursos Ordinarios	16.308.701.000
	- Gestión Fiscal	6.396.376.000
	TOTAL	**250.905.630.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	5.897	52.921.808.968
- Directivo	116	1.784.428.272
- Profesional y Técnico	1.796	29.844.744.192
- Personal Administrativo	2.816	17.735.020.644
- Personal Médico	28	174.715.872
- Obrero	1.141	3.382.899.988
Personal Contratado	365	2.352.793.020
- Empleados	346	2.292.786.996
- Obrero	19	60.006.024
TOTAL	**6.262**	**55.274.601.988**

Procuraduría General de la República

PROCURADURÍA GENERAL DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La Política Presupuestaria de la Procuraduría General de la República se enmarca en concordancia con la misión y visión, que como órgano institucional se ha fijado el Organismo.

Misión Institucional de la Procuraduría General de la República.

Garantizar la seguridad jurídica de la actuación del Estado, el respeto del ordenamiento jurídico y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas, de defensa y de representación judicial y extrajudicial de los intereses patrimoniales de la nación venezolana.

Visión Institucional de la Procuraduría General de la República:

Ser la institución venezolana de mayor reconocimiento, prestigio y credibilidad por su capacidad de asesorar a los órganos del Estado y su eficiente acción en defensa y representación de los bienes e intereses patrimoniales de la República, mediante el desarrollo y aplicación del conocimiento científico de la ciencia jurídica y la utilización honesta, recta, objetiva y honorable del ordenamiento jurídico venezolano.

En este sentido, el Despacho se ha propuesto para el próximo ejercicio fiscal, continuar fortaleciendo y consolidando la significación y trascendencia del rol constitucional que tiene la Procuraduría General de la República, a la vez de asegurar un alto nivel de eficiencia.

Por ello, se establecen las siguientes políticas, como base de la planificación y ejecución del presupuesto del año 2004:

- Rescatar el rango de la Institución, posicionándola como un ente especializado, destinado a la preservación del patrimonio del Estado.
- Transformar a la Procuraduría en un Organismo moderno, cuya racionalidad funcional sea la eficacia, la eficiencia y la excelencia.
- Asesorar oportunamente a la Administración Pública Nacional, ahorrándole los perjuicios derivados de la consulta externa que podría ser interesada o tendenciosa. Además de los ingentes gastos de honorarios en abogados externos, ejerciendo una verdadera relación de apoyo y en especial buscando un acercamiento con los estados y municipios.
- Elevar la calidad de vida, desarrollo profesional e identidad del personal de la Institución, como principal soporte de su éxito y del rol protagónico que está llamada a representar en los procesos de cambio que demanda nuestro país.
- Fortalecer el área sustantiva como objetivo de carácter estratégico, por cuanto representan la generación de relevo institucional bajo la cual reposarán las competencias de la Procuraduría que resultasen del nuevo marco jurídico.
- Intensificar la labor académica de la Fundación – Procuraduría como principal vehículo de su proyección institucional.
- Convertir a la Biblioteca y el Archivo Central en un centro bibliográfico – documental digitalizado a objeto de obtener información global, precisa, oportuna y sostenida que en materia jurídica se procese dentro y fuera del país.
- Proveer los medios y herramientas tecnológicas y materiales acordes a los fines del Organismo.
- Profundizar la política de sinceración de gastos improductivos y eliminación de desperdicios.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Asesorar, defender y representar judicial y extrajudicialmente los intereses patrimoniales de la República	Opinión	1	22.153.500.000
TOTAL			**22.153.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Representación Jurídica de la República	22.153.500.000
		22.153.500.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**16.803.518.400**
	- Recursos Ordinarios	13.004.006.732
	- Gestión Fiscal	3.361.785.372
	- Otras Fuentes de Financiamiento	437.726.296
4.02	Materiales y Suministros	**799.870.000**
	- Recursos Ordinarios	371.440.000
	- Gestión Fiscal	371.440.000
	- Otras Fuentes de Financiamiento	56.990.000
4.03	Servicios no Personales	**2.733.101.112**
	- Recursos Ordinarios	1.212.008.704
	- Gestión Fiscal	1.212.008.704
	- Otras Fuentes de Financiamiento	309.083.704
4.04	Activos Reales	**451.415.000**
	- Recursos Ordinarios	223.207.500
	- Gestión Fiscal	223.207.500
	- Otras Fuentes de Financiamiento	5.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**50.000.000**
	- Recursos Ordinarios	25.000.000
	- Gestión Fiscal	25.000.000
4.07	Transferencias	**1.315.595.488**
	- Recursos Ordinarios	895.337.064
	- Gestión Fiscal	320.258.424
	- Otras Fuentes de Financiamiento	100.000.000
	TOTAL	**22.153.500.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	348	3.774.537.009
- Directivo	57	1.217.134.338
- Profesional y Técnico	153	1.674.654.871
- Personal Administrativo	86	531.837.341
- Personal Médico	1	7.030.148
- Obrero	51	343.880.311
Personal Contratado	190	1.639.389.072
- Empleado	163	1.548.675.600
- Obrero	27	90.713.472
TOTAL	**538**	**5.413.926.081**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	14	41.513.472
II	247.105 - 297.105	8	26.124.000
III	297.106 - 347.106	15	56.436.000
IV	347.107 - 397.107	6	25.200.000
V	397.108 - 447.108	32	153.998.111
VI	447.109 - 497.109	23	130.177.245
VII	497.110 - 547.110	11	69.732.519
VIII	547.111 - 597.111	61	413.297.209
IX	597.112 - 647.112	12	87.133.683
X	647.113 - 697.113	15	119.757.564
XI	697.114 - 747.114	78	680.490.054
XII	747.115 - 797.115	67	604.399.013
XIII	797.116 - 847.116	5	48.274.083
XIV	847.117 - 897.117	5	51.548.401
XV	897.118 - 947.118	50	563.248.534
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	136	2.342.596.193
	TOTAL	**538**	**5.413.926.081**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0403	Fundación Procuraduría	300.000.000
	- Recursos Ordinarios	100.000.000
	- Gestión Fiscal	100.000.000
	- Otras Fuentes de Financiamiento	100.000.000
	TOTAL	**300.000.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	35.000.000
4.07	01	00	00	Transferencias Corrientes Internas	35.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	35.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	30.000.000
				- S0273 Asociación de Damas de la Procuraduría General de la República (ASODPROCU).	30.000.000
4.07	01	01	19	Otros Subsidios Sociales al Sector Privado	5.000.000
				- S1323 Asociación de Jubilados y Pensionados de la Procuraduría General.	5.000.000

PROGRAMA: 01 REPRESENTACION JURIDICA DE LA REPÚBLICA

UNIDAD EJECUTORA: Procuraduría General de la República

La Procuraduría General de la República, como órgano de rango constitucional seguirá cumpliendo con sus funciones fundamentales: la representación y defensa de los intereses patrimoniales de la República, el asesoramiento jurídico a la Administración Pública Nacional y dictaminar en los casos y con los efectos señalados en las Leyes.

Igualmente, se continuará consolidando la significación y trascendencia del rol constitucional de la Procuraduría General de la República, a la vez de asegurar un alto nivel de eficiencia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Asesorar, defender y representar judicial y extrajudicialmente los intereses patrimoniales de la República	Opinión	1	22.153.500.000
TOTAL			**22.153.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**16.803.518.400**
	- Recursos Ordinarios	13.004.006.732
	- Gestión Fiscal	3.361.785.372
	- Otras Fuentes de Financiamiento	437.726.296
4.02	Materiales y Suministros	**799.870.000**
	- Recursos Ordinarios	371.440.000
	- Gestión Fiscal	371.440.000
	- Otras Fuentes de Financiamiento	56.990.000
4.03	Servicios no Personales	**2.733.101.112**
	- Recursos Ordinarios	1.212.008.704
	- Gestión Fiscal	1.212.008.704
	- Otras Fuentes de Financiamiento	309.083.704
4.04	Activos Reales	**451.415.000**
	- Recursos Ordinarios	223.207.500
	- Gestión Fiscal	223.207.500
	- Otras Fuentes de Financiamiento	5.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**50.000.000**
	- Recursos Ordinarios	25.000.000
	- Gestión Fiscal	25.000.000
4.07	Transferencias	**1.315.595.488**
	- Recursos Ordinarios	895.337.064
	- Gestión Fiscal	320.258.424
	- Otras Fuentes de Financiamiento	100.000.000
	TOTAL	**22.153.500.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	348	3.774.537.009
- Directivo	57	1.217.134.338
- Profesional y Técnico	153	1.674.654.871
- Personal Administrativo	86	531.837.341
- Personal Médico	1	7.030.148
- Obrero	51	343.880.311
Personal Contratado	190	1.639.389.072
- Empleado	163	1.548.675.600
- Obrero	27	90.713.472
TOTAL	**538**	**5.413.926.081**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	300.000.000
4.07	01	00	00	Transferencias Corrientes Internas	300.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	300.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	300.000.000
				- A0403 Fundación Procuraduría	300.000.000
				- Recursos Ordinarios	100.000.000
				- Gestión Fiscal	100.000.000
				- Otras Fuentes de Financiamiento	100.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	35.000.000
4.07	01	00	00	Transferencias Corrientes Internas	35.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	35.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	30.000.000
				- S0273 Asociación de Damas de la Procuraduría General de la República (ASODPROCU).	30.000.000
				- Recursos Ordinarios	30.000.000
4.07	01	01	19	Otros subsidios sociales al sector privado	5.000.000
				- S1323 Asociación de Jubilados y Pensionados de la Procuraduría General.	5.000.000
				- Recursos Ordinarios	5.000.000

Ministerio del Interior y Justicia

MINISTERIO DEL INTERIOR Y JUSTICIA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

Le corresponde al Ministerio del Interior y Justicia la misión de garantizar la seguridad ciudadana y jurídica mediante la formación de políticas dirigidas al resguardo de la paz social, desarrollo territorial equilibrado y la estabilidad de la Nación, con la finalidad de preservar y fortalecer la democracia participativa y la nueva institucionalidad.

A fin de cumplir con esta misión se ha elaborado el Presupuesto de Gastos para el ejercicio fiscal 2004 para este Ministerio, según los lineamientos establecidos dentro de la política fiscal adoptada por el Gobierno Nacional.

El Presupuesto se encuentra vinculado con el Plan Operativo Anual Nacional (POAN), cuyas directrices estratégicas están orientadas en primer lugar a preservar la Seguridad Jurídica y Ciudadana en el Territorio Nacional, a través del fortalecimiento institucional y la implementación de políticas integrales efectivas y, en segundo lugar dirigidas a promover políticas orientadas a garantizar el desarrollo territorial equilibrado en las regiones, cumpliéndose en la medida en que se asignen los recursos.

En tal sentido, para racionalizar los recursos presupuestarios asignados en concordancia con los lineamientos establecidos se estima el logro de los siguientes objetivos:

El mantenimiento del orden público, la seguridad del estado y lo relativo a la coordinación de los órganos de policía, cuya ejecución se ha ajustado al estricto orden legal con respecto a las libertades publicas y derechos ciudadanos.

Mediante programas de Política Interior y Desarrollo Regional se tiene previsto vincular a las gobernaciones y alcaldías dentro del marco de la descentralización, para evaluar que los proyectos que se tramiten estén en concordancia con la Ley de Asignaciones Económicas Especiales para los estados derivados de Minas e Hidrocarburos.

Promover y desarrollar programas dirigidos a las comunidades para prevenir la violencia, consolidar la convivencia y la paz en pro de una mejor calidad de vida, mediante talleres de capacitación integral a la familia, información y educación a niños adolescentes sobre previsión al consumo de drogas y conformación de una red nacional contra la violencia, con la participación de entes gubernamentales, organizaciones de sociedad civil y alcaldías.

Continuar con el proceso de reestructuración y fortalecimiento de las Oficinas de Identificación y Extranjería, para mejorar la seguridad y calidad de los servicios de atención, en cuanto al otorgamiento de documentación a la ciudadanía.

Contribuir a la humanización y modernización de los centros penitenciarios como instrumentos de educación para la libertad, a través de la ejecución de obras de infraestructura dirigidas a la recuperación de los recintos carcelarios existentes y con mayor grado de masificación.

La aplicación de un nuevo régimen penitenciario que contemple alimentación, servicios médicos, vigilancia y visitas con personal eficiente, normas y procedimientos actualizados, equipos e instalaciones adecuadas y efectivos programas de trabajo penitenciario dirigidos a la rehabilitación del recluso con la oportuna participación familiar y la debida asistencia religiosa.

Coordinar y dirigir los actos protocolares del Ceremonial y Acervo Histórico de la Nación, conmemoraciones de fechas patrias, así como continuar con el programa de mantenimiento y conservación de los monumentos históricos.

En resumen, la formulación del presente presupuesto de gastos para el Ministerio del Interior y Justicia se orienta a lograr la vinculación operativa Plan-Presupuesto.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar los planes y programas del Organismo	Reunión	8.865	7.578.860.706
Asesoramiento jurídico	Dictamen	4.420	298.461.248
Evaluar el sistema de control interno, verificar el cumplimiento de la normativa vigente, abrir y sustanciar averiguaciones administrativas	Acto	380	380.072.362
Cubrir, promocionar y divulgar la información institucional	Reportaje	240	1.185.365.765
Desarrollar e implantar sistemas administrativos, de asistencia técnica, procesamiento de datos, conservación y mantenimiento de redes de comunicaciones	Proyecto	15.592	2.007.663.680
Coordinar las actividades vinculadas a procesos en las áreas de: planificación, organización, presupuesto y control de gestión	Documento	294	369.029.929
Centralizar los recursos de la contratación colectiva del personal y fortalecer los beneficios referidos a: capacitación, adiestramiento, atención médica	Documento	299.773	100.864.481.977
Coordinar y supervisar los servicios administrativos, así como el control de la disponibilidad presupuestaria	Orden de Servicio	48.095	51.515.141.323
Prestar servicio a las direcciones del Despacho	Servicio	47.995	1.650.975.185
Coordinar el Proyecto "Reforma del Sistema de Justicia Penal" del MIJ	Informe	450	3.624.573.040
Capacitar el recurso humano en materia de emergencias o desastres naturales	Funcionario	747	1.581.752.104
Generar Inteligencia	Documento	25.000	70.284.386.920
Coordinar y supervisar las relaciones políticas del Ejecutivo Nacional con los demás Órganos del Poder Público	Coordinación	12	21.200.000
Efectuar relaciones políticas con todos los niveles del Poder Publico y órganos con Autonomía Funcional	Reunión	528	342.326.771
Coordinar y programar las transferencias del Situado Constitucional a los Estados y los recursos de las Asignaciones Económicas Especiales	Coordinación	767	7.195.181.306.837
Coordinar, dirigir y ejecutar el ceremonial presidencial, además del mantenimiento y conservación del Patrimonio Histórico de la Nación	Acto	1.720	654.189.926

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Desarrollar el Sistema Nacional de Archivo	Documento	895.072	267.154.761
Implementar las políticas, lineamientos y estrategias para optimizar los niveles de seguridad pública, a través del fortalecimiento de las Leyes de Seguridad Ciudadana	Coordinación	1.478	90.500.000
Implantar el Sistema Telemático Nacional, formar y capacitar agentes, inspeccionar y controlar los cuerpos policiales	Capacitación	7.271	4.955.554.415
Incorporar planteles de educación básica, media y diversificada, comunidades y grupos comunitarios en actividades preventivas	Taller	7.180	2.059.176.093
Visitar y supervisar los centros penitenciarios	Visita	145.871	1.097.525.966
Atención integral al interno	Interno	302.921	41.796.532.138
Atender a estudiantes de la carrera Técnico Superior Universitario	Alumno	807	68.781.020
Vigilar y custodiar los establecimientos penitenciarios	Vigilancia	84.204	955.200.000
Dirigir, coordinar y supervisar las actividades de las direcciones de registros y notarías, justicia y cultos, identificación y extranjería y división de antecedentes penales.	Supervisión	145	22.113.664
Garantizar una asistencia jurídica gratuita a ciudadanos de escasos recursos económicos	Documento	200.000	1.047.502.322
Automatizar y modernizar las oficinas de registros y notarías, supervisar y controlar las actividades de las mismas para una atención ciudadana eficaz.	Documento	900.300	387.774.446
Conceder a los ciudadanos un documento de identidad de alta calidad y seguridad y ejercer un control de extranjeros y un movimiento migratorio	Documento	6.404.604	13.484.287.406
Formular y capacitar de profesionales universitarios en el campo de la investigación criminal	Capacitación	99.531	3.536.217.099
Investigaciones científicas	Investigación	1	143.230.860.897
TOTAL			**7.650.538.968.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	169.474.625.215
03	Dirección Nacional de Protección Civil y Administración de Desastres	1.581.752.104
04	Servicios de Inteligencia y Prevención	70.284.386.920
05	Relaciones Interiores	7.196.466.178.295
06	Seguridad Ciudadana	7.105.230.508
07	Custodia y Rehabilitación del Recluso	43.918.039.124
08	Seguridad Jurídica	1.457.390.432
09	Identificación y Extranjería	13.484.287.406
10	Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	146.767.077.996
	TOTAL	**7.650.538.968.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**322.400.324.658**
	- Recursos Ordinarios	226.723.280.611
	- Gestión Fiscal	86.557.768.917
	- Programas y Proyectos	197.520.000
	- Apoyo a la Reforma del Sistema de Justicia Penal	197.520.000
	- Otras Fuentes de Financiamiento	8.921.755.130

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.02	Materiales y Suministros	**31.720.178.482**
	- Recursos Ordinarios	29.629.056.942
	- Gestión Fiscal	2.091.121.540
4.03	Servicios no Personales	**35.999.599.389**
	- Recursos Ordinarios	24.201.120.945
	- Gestión Fiscal	11.644.124.000
	- Programas y Proyectos	154.354.444
	- Apoyo a la Reforma del Sistema de Justicia Penal	154.354.444
4.04	Activos Reales	**2.885.384.266**
	- Recursos Ordinarios	1.358.258.710
	- Gestión Fiscal	479.000.000
	- Programas y Proyectos	648.125.556
	- Apoyo a la Reforma del Sistema de Justicia Penal	648.125.556
	- Otras Fuentes de Financiamiento	400.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**1.000.000.000**
	- Recursos Ordinarios	1.000.000.000
4.07	Transferencias	**7.242.333.481.205**
	- Recursos Ordinarios	7.221.116.027.456
	- Gestión Fiscal	14.507.408.879
	- Otras Fuentes de Financiamiento	6.710.044.870
4.51	Gastos de Defensa y Seguridad del Estado	**14.200.000.000**
	- Recursos Ordinarios	7.480.423.336
	- Gestión Fiscal	3.219.576.664
	- Otras Fuentes de Financiamiento	3.500.000.000
	TOTAL	**7.650.538.968.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	20.285	119.168.037.652
- Directivo	199	1.836.393.420
- Profesional y Técnico	2.498	16.814.281.749
- Personal Administrativo	7.220	24.698.318.822
- Personal de Investigación	8.193	67.205.639.268
- Personal Médico	87	452.446.094
- Obrero	2.088	8.160.958.299
Personal Fijo a Tiempo Parcial	230	774.894.290
- Profesional y Técnico	113	336.722.873
- Personal Administrativo	26	38.002.178
- Personal Médico	91	400.169.239
Personal Contratado	1.152	3.848.251.668
- Empleado	965	3.506.916.828
- Obrero	187	341.334.840
TOTAL	**21.667**	**123.791.183.610**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	3.438	9.502.069.405
II	247.105 - 297.105	3.207	10.169.561.406
III	297.106 - 347.106	2.317	9.064.039.663
IV	347.107 - 397.107	1.590	7.198.098.699
V	397.108 - 447.108	656	3.346.458.785
VI	447.109 - 497.109	543	3.157.190.226
VII	497.110 - 547.110	1.770	11.212.385.210
VIII	547.111 - 597.111	599	4.106.412.858
IX	597.112 - 647.112	2.220	16.057.217.057
X	647.113 - 697.113	1.723	14.457.392.363
XI	697.114 - 747.114	2.466	21.046.270.015
XII	747.115 - 797.115	119	1.110.563.457
XIII	797.116 - 847.116	33	319.735.046
XIV	847.117 - 897.117	79	830.046.461
XV	897.118 - 947.118	43	476.091.081
XVI	947.119 - 997.119	18	208.492.356
XVII	997.120 Y MÁS	846	12.529.159.522
	TOTAL	**21.667**	**123.791.183.610**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0003	Instituto Autónomo Caja de Trabajo Penitenciario	**1.252.490.080**
	- Recursos Ordinarios	1.252.490.080
A0046	Instituto Nacional de Cooperación Educativa (INCE)	**60.000.000**
	- Recursos Ordinarios	60.000.000
A0054	Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	**12.641.249.584**
	- Recursos Ordinarios	9.041.249.584
	- Gestión Fiscal	3.600.000.000
A0087	Universidad Nacional Abierta (UNA)	**14.000.000**
	- Recursos Ordinarios	14.000.000
A0118	Fondo Nacional para Edificaciones Penitenciarias (FONEP).	**2.397.000.000**
	- Recursos Ordinarios	2.397.000.000
E7400	Distrito Metropolitano de Caracas	**19.000.000.000**
	- Recursos Ordinarios	8.332.992.692
	- Gestión Fiscal	5.056.962.438
	- Otras Fuentes de Financiamiento	5.610.044.870
E6419	Municipio Sucre (Estado Miranda)	**2.500.000.000**
	- Recursos Ordinarios	800.000.000
	- Gestión Fiscal	700.000.000
	- Otras Fuentes de Financiamiento	1.000.000.000
E6300	Estado Mérida	**1.067.114.965**
	- Recursos Ordinarios	1.067.114.965
	Ley de Asignaciones Económicas Especiales	**1.249.610.079.571**
	- Recursos Ordinarios	1.249.610.079.571
	Situado Constitucional	**5.923.763.918.000**
	- Recursos Ordinarios	5.923.763.918.000
	TOTAL	**7.212.305.852.200**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	1.813.658.304
4.07	01	00	00	Transferencias Corrientes Internas	1.728.356.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	1.728.356.000
4.07	01	01	12	Subsidios Culturales al Sector Privado	32.000.000
				S0856 - Museo de Arte Colonial. Distrito Federal.	12.000.000
				S0932 - Sociedad Bolivariana.	20.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.000.000.000
				S0747 - Hogares Crea de Venezuela.	1.000.000.000
4.07	01	01	16	Subsidios a Entidades Religiosas	696.356.000
				S0025 - Arquidiócesis de Barquisimeto.	15.715.733
				S0026 - Arquidiócesis de Caracas.	15.715.733
				S0027 - Arquidiócesis de Ciudad Bolívar.	15.715.733
				S0028 - Arquidiócesis de Maracaibo.	15.715.733
				S0029 - Arquidiócesis de Mérida.	15.715.733
				S0030 - Arquidiócesis de Valencia.	15.715.733
				S0155 - Caritas Venezolanas.	1.164.128
				S0244 - Charitas de Caracas.	1.164.128
				S0295 - Conferencia Episcopal.	94.131.346
				S0324 - Diócesis de Barcelona.	8.148.898
				S0325 - Diócesis de Barinas.	8.148.898
				S0326 - Diócesis de Cabimas.	8.148.898
				S0327 - Arquidiócesis de Calabozo.	15.715.733
				S0328 - Diócesis de Carora.	8.148.898
				S0329 - Arquidiócesis de Coro.	15.715.733
				S0331 - Diócesis de Guanare.	8.148.898
				S0332 - Diócesis de Guayana.	8.148.898

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S0333 - Diócesis de la Guaira.	8.148.898
				S0334 - Diócesis de los Teques.	8.148.898
				S0335 - Diócesis de Maracay.	8.148.898
				S0336 - Diócesis de Margarita.	8.148.898
				S0337 - Diócesis de Maturín.	8.148.898
				S0338 - Diócesis de San Carlos.	8.148.898
				S0339 - Diócesis de San Cristóbal.	8.148.898
				S0340 - Diócesis de San Felipe.	8.148.898
				S0341 - Diócesis de San Fernando de Apure.	8.148.898
				S0342 - Diócesis de Trujillo.	8.148.898
				S0343 - Diócesis de Valle la Pascua.	8.148.898
				S0871 - Otras ayudas para reparar edificaciones Eclesiásticas.	49.475.557
				S0952 - Sostenimiento de Misiones.	15.110.386
				S0953 - Sostenimiento de Seminarios.	11.910.430
				S1021 - Arquidiócesis de Cumaná.	17.461.925
				S1053 - Vicariato Apostólico de Tucupita.	7.275.802
				S1058 - Obispos Eméritos.	10.189.615
				S1059 - Vicariato Apostólico de Machiques.	7.275.802
				S1060 - Vicariato Apostólico de Caroní.	7.275.802
				S1061 - Vicariato Apostólico de Puerto Ayacucho.	7.275.802
				S1062 - Rectores de Seminario.	6.026.343
				S1147 - Diócesis de Puerto Cabello.	8.148.898
				S1148 - Diócesis de El Vigía	8.148.898
				S1269 - Convenio de Asistencia Religiosa en las Cárceles.	100.705.250
				S1288 - Diócesis de Punto Fijo.	8.148.898
				S1289 - Diócesis de Guarenas.	8.928.923

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1291 - Asociación Civil Salud y Familia	5.820.642
				S1292 - Pastoral Medios de Comunicación Arzobispado de Caracas.	5.820.642
				S1293 - Pastoral Social Arquidiócesis de Caracas.	5.820.642
				S1294 - Proyecto Misiones del Seminario San Pedro Apóstol - Diócesis de la Guaira.	2.328.326
				S1296 - Oficina de Postulación de la Causa de Beatificación Doctor José Gregorio Hernández.	2.328.257
				S1491 - Diócesis de Carúpano	8.148.898
				S1521 - Museo Diocesano Lucas Guillermo Castillo	2.910.321
				S1529 - Catedral Arquidiocesana de Calabozo	10.477.155
				S1530 - Casa Hogar Monseñor Álvarez	12.805.412
				S1544 - Archivo Histórico de la Arquidiócesis de Caracas	5.820.642
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	85.302.304
4.07	99	01	00	Transferencias Corrientes Diversas	85.302.304
				S0963 - Transferencias Diversas.	85.302.304
				TOTAL	**1.813.658.304**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	200.000.000
4.07	03	00	00	Transferencias al Exterior	200.000.000
407	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	200.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	200.000.000
				I0119 - Organización Internacional de Policía (INTERPOL).	200.000.000
				- Recursos Ordinarios	200.000.000
				TOTAL	**200.000.000**

PROGRAMA: 01 - Dirección Superior

UNIDAD EJECUTORA: Dirección del Despacho

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar los planes y programas del Organismo	Reunión	8.865	7.578.860.706
Asesoramiento jurídico	Dictamen	4.420	298.461.248
Evaluar el sistema de control interno, verificar el cumplimiento de la normativa vigente, abrir y sustanciar averiguaciones administrativas	Acto	380	380.072.362
Cubrir, promocionar y divulgar la información institucional	Reportaje	240	1.185.365.765
Desarrollar e implantar sistemas administrativos, de asistencia técnica, procesamiento de datos, conservación y mantenimiento de redes de comunicaciones	Proyecto	15.592	2.007.663.680
Coordinar las actividades vinculadas a procesos en las áreas de: planificación, organización, presupuesto y control de gestión	Documento	294	369.029.929
Centralizar los recursos de la contratación colectiva del personal y fortalecer los beneficios referidos a: capacitación, adiestramiento, atención médica	Documento	299.773	100.864.481.977
Coordinar y supervisar los servicios administrativos, así como el control de la disponibilidad presupuestaria	Orden de Servicio	48.095	51.515.141.323
Prestar servicio a las direcciones del Despacho	Servicio	47.995	1.650.975.185
Coordinar el Proyecto "Reforma del Sistema de Justicia Penal" del MIJ	Informe	450	3.624.573.040
TOTAL			**169.474.625.215**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**119.627.812.006**
	- Recursos Ordinarios	64.633.301.637
	- Gestión Fiscal	47.229.111.633
	- Programas y Proyectos	197.520.000
	- Apoyo a la Reforma del Sistema de Justicia Penal	197.520.000
	- Otras Fuentes de Financiamiento	7.567.878.736
4.02	Materiales y Suministros	**941.383.600**
	- Recursos Ordinarios	641.383.600
	- Gestión Fiscal	300.000.000
4.03	Servicios no Personales	**23.723.576.454**
	- Recursos Ordinarios	13.342.708.010
	- Gestión Fiscal	10.226.514.000
	- Programas y Proyectos	154.354.444
	- Apoyo a la Reforma del Sistema de Justicia Penal	154.354.444
4.04	Activos Reales	**2.161.384.266**
	- Recursos Ordinarios	1.114.258.710
	- Gestión Fiscal	399.000.000
	- Programas y Proyectos	648.125.556
	- Apoyo a la Reforma del Sistema de Justicia Penal	648.125.556
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	**1.000.000.000**
	- Recursos Ordinarios	1.000.000.000
4.07	Transferencias	**18.020.468.889**
	- Recursos Ordinarios	14.559.153.794
	- Gestión Fiscal	3.461.315.095

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.51	Gastos de Defensa y Seguridad del Estado	**4.000.000.000**
	- Recursos Ordinarios	3.880.423.336
	- Gestión Fiscal	119.576.664
	TOTAL	**169.474.625.215**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	2.381	10.629.099.801
- Directivo	69	583.314.960
- Profesional y Técnico	286	2.139.612.990
- Personal Administrativo	350	1.160.199.739
- Personal Médico	3	26.002.074
- Obrero	1.673	6.719.970.038
Personal Fijo a Tiempo Parcial	17	54.925.119
- Profesional y Técnico	6	18.293.156
- Personal Administrativo	3	3.054.024
- Personal Médico	8	33.577.939
Personal Contratado	441	1.939.437.720
- Empleados	254	1.598.102.880
- Obrero	187	341.334.840
TOTAL	**2.839**	**12.623.462.640**

PROGRAMA: 03 - Dirección Nacional de Protección Civil y Administración de Desastres

UNIDAD EJECUTORA: Dirección Nacional de Protección Civil y Administración de Desastres

La Dirección Nacional de Protección Civil y Administración de Desastres tiene como función principal la integración de los esfuerzos públicos y privados para prevenir y /o minimizar los efectos que pueda generar cualquier situación de emergencia que atente contra la vida y bienes de la población.

Debido a que la protección civil forma parte de la seguridad de Estado, el 13-11-2001 se publica en Gaceta Oficial el Decreto 1557 con la finalidad de darle la importancia que amerita la protección civil y la administración de desastres y, es por ello que se promueve la toma de conciencia de lo que es una verdadera cultura de la misma, así como sobre la participación efectiva de los sectores involucrados a nivel nacional, estadal y municipal para lograr la preparación, respuesta y rehabilitación ante desastres y la coordinación de la ayuda humanitaria requerida por las comunidades. También se crea un registro de personas con capacitación y conocimientos especializados en áreas de protección civil.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Capacitar el recurso humano en materia de emergencias o desastres naturales	Funcionario	747	1.581.752.104
TOTAL			**1.581.752.104**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**154.289.024**
	- Recursos Ordinarios	154.289.024
4.02	Materiales y Suministros	**530.243.080**
	- Recursos Ordinarios	265.121.540
	- Gestión Fiscal	265.121.540
4.03	Servicios no Personales	**647.220.000**
	- Recursos Ordinarios	323.610.000
	- Gestión Fiscal	323.610.000
4.07	Transferencias	**250.000.000**
	- Recursos Ordinarios	150.000.000
	- Otras Fuentes de Financiamiento	100.000.000
	TOTAL	**1.581.752.104**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	31	154.289.024
- Directivo	4	31.436.628
- Profesional y Técnico	5	41.906.293
- Personal Administrativo	22	80.946.103
TOTAL	**31**	**154.289.024**

PROGRAMA: 04 - Servicios de Inteligencia y Prevención

UNIDAD EJECUTORA: Dirección General de Servicios de Inteligencia y Prevención

Como encargado de garantizar el orden público y la seguridad del Estado, la Dirección de Servicios de Inteligencia y Prevención, ofrecerá a todos los sectores de la vida económica y público en general, el resguardo de la paz y sosiego necesario para el avance social del país, para lo cual se abocará a la intensificación y perfeccionamiento de las labores de inteligencia y prevención.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Generar inteligencia	Investigación	25.000	70.284.386.920
TOTAL			**70.284.386.920**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**45.203.808.479**
	- Recursos Ordinarios	31.758.290.914
	- Gestión Fiscal	12.091.641.171
	- Otras Fuentes de Financiamiento	1.353.876.394
4.02	Materiales y Suministros	**2.950.748.690**
	- Recursos Ordinarios	1.950.748.690
	- Gestión Fiscal	1.000.000.000
4.03	Servicios no Personales	**2.055.350.000**
	- Recursos Ordinarios	1.055.350.000
	- Gestión Fiscal	1.000.000.000
4.04	Activos Reales	**400.000.000**
	- Otras Fuentes de Financiamiento	400.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2004
4.07	Transferencias	**9.674.479.751**
	- Recursos Ordinarios	8.279.479.751
	- Gestión Fiscal	1.395.000.000
4.51	Gastos de Defensa y Seguridad del Estado	**10.000.000.000**
	- Recursos Ordinarios	3.400.000.000
	- Gestión Fiscal	3.100.000.000
	- Otras Fuentes de Financiamiento	3.500.000.000
	TOTAL	**70.284.386.920**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	3.100	18.569.296.944
- Directivo	12	143.395.296
- Profesional y Técnico	462	3.211.510.872
- Personal Administrativo	194	700.382.988
- Personal de Investigación	1.980	12.898.189.020
- Personal Médico	67	298.166.484
- Obrero	385	1.317.652.284
Personal Contratado	294	1.000.001.016
- Empleado	294	1.000.001.016
TOTAL	**3.394**	**19.569.297.960**

PROGRAMA: 05 - Relaciones Interiores

UNIDAD EJECUTORA: Despacho del Viceministro de Relaciones Interiores

La base fundamental de este programa, es planificar y ejecutar las actividades de política interna garantizando un óptimo nivel en las relaciones institucionales con los demás Órganos del Poder Público Nacional, órganos con autonomía funcional, Estados, Distrito Capital y Alcaldías, aplicando políticas orientadas en la misión de hecho de preservar la identidad nacional, construir una verdadera democracia bolivariana dándole continuidad al proceso de descentralización, concatenadamente con la idea de desarrollar la República tal y como se plantea en la Constitución de la República Bolivariana de Venezuela, consiguiendo la paz social e impulsando un nuevo orden jurídico y un control de gestión en forma participativa.

De la misma forma, concentra esfuerzos en la ejecución de actividades protocolares en estrecha colaboración con los Poderes Públicos Nacionales, Autoridades Eclesiásticas, Universidades Nacionales, Academias y la Fuerza Armada Nacional.

También vela por el mantenimiento y conservación de los diferentes museos, monumentos y joyas de la nación con el objeto de rescatar nuestro acervo histórico, permitiendo al soberano el fácil acceso a los mismos y contribuir a reafirmar nuestra identidad nacional.

De igual manera, asegura la custodia y mantenimiento de los documentos históricos del país, así como servir de órgano de consulta en todo lo referente a los archivos de la Nación.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar y supervisar las relaciones políticas del Ejecutivo Nacional con los demás Órganos del Poder Público	Coordinación	12	21.200.000
Efectuar relaciones políticas con todos los niveles del Poder Publico y órganos con Autonomía Funcional	Reunión	528	342.326.771
Coordinar y programar las transferencias del Situado Constitucional a los Estados y los recursos de las Asignaciones Económicas Especiales	Coordinación	767	7.195.181.306.837
Coordinar, dirigir y ejecutar el ceremonial presidencial, además del mantenimiento y conservación del Patrimonio Histórico de la Nación	Acto	1.720	654.189.926
Desarrollar el Sistema Nacional de Archivo	Documento	895.072	267.154.761
TOTAL			**7.196.466.178.295**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**725.607.324**
	- Recursos Ordinarios	725.607.324
4.02	Materiales y Suministros	**215.723.400**
	- Recursos Ordinarios	215.723.400
4.03	Servicios no Personales	**588.850.000**
	- Recursos Ordinarios	588.850.000
4.04	Activos Reales	**30.000.000**
	- Recursos Ordinarios	30.000.000
4.07	Transferencias	**7.194.905.997.571**
	- Recursos Ordinarios	7.182.538.990.263
	- Gestión Fiscal	5.756.962.438
	- Otras Fuentes de Financiamiento	6.610.044.870
	TOTAL	**7.196.466.178.295**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	145	725.607.324
- Directivo	22	190.445.976
- Profesional y Técnico	28	209.638.666
- Personal Administrativo	95	325.522.682
TOTAL	**145**	**725.607.324**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	7.194.873.997.571
4.07	01	00	00	Transferencias Corrientes Internas	21.500.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	21.500.000.000
4.07	01	02	04	Transferencias Corrientes a las Entidades Federales	19.000.000.000
				E7400 - Distrito Metropolitano de Caracas	19.000.000.000
				- Recursos Ordinarios	8.332.992.692
				- Gestión Fiscal	5.056.962.438
				- Otras Fuentes de Financiamiento	5.610.044.870
4.07	01	02	05	Transferencias Corrientes a los Municipios	2.500.000.000
				E6419 - Municipio Sucre (Estado Miranda)	2.500.000.000
				- Recursos Ordinarios	800.000.000
				- Gestión Fiscal	700.000.000
				- Otras Fuentes de Financiamiento	1.000.000.000
4.07	04	00	00	Situado	5.923.763.918.000
4.07	04	01	00	Situado Constitucional	5.923.763.918.000
4.07	04	01	01	Situado Constitucional Estadal	4.739.011.134.400
				- Recursos Ordinarios	4.739.011.134.400
				E5000 - Distrito Capital	333.670.259.713
				E5100 - Estado Amazonas	74.300.653.254
				E5200 - Estado Anzoátegui	238.044.772.886
				E5300 - Estado Apure	114.352.939.911
				E5400 - Estado Aragua	263.669.432.535
				E5500 - Estado Barinas	148.139.234.274
				E5600 - Estado Bolívar	239.534.310.834
				E5700 - Estado Carabobo	329.906.803.014
				E5800 - Estado Cojedes	94.785.894.360
				E5900 - Estado Delta Amacuro	76.580.430.560
				E6000 - Estado Falcón	166.440.032.764
				E6100 - Estado Guárico	147.644.985.158
				E6200 - Estado Lara	277.117.615.445
				E6300 - Estado Mérida	159.493.915.339
				E6400 - Estado Miranda	404.054.556.031
				E6500 - Estado Monagas	159.837.972.374
				E6600 - Estado Nueva Esparta	112.071.431.667

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				E6700 - Estado Portuguesa	162.749.408.574
				E6800 - Estado Sucre	171.170.683.853
				E6900 - Estado Táchira	198.796.972.532
				E7000 - Estado Trujillo	143.566.764.207
				E7100 - Estado Yaracuy	129.037.011.909
				E7200 - Estado Zulia	491.957.933.017
				E7300 - Estado Vargas	102.087.120.189
4.07	04	01	02	Situado Constitucional Municipal	1.184.752.783.600
				- Recursos Ordinarios	1.184.752.783.600
				Distrito Capital	**83.417.564.928**
				E5001 - Municipio Libertador	83.417.564.928
				Amazonas	**18.575.163.313**
				E5101 - Municipio Atures	7.733.996.443
				E5102 - Municipio Alto Orinoco	2.123.305.059
				E5103 - Municipio Atabapo	1.994.822.837
				E5104 - Municipio Autana	1.831.120.887
				E5105 - Municipio Guainia	1.462.586.258
				E5106 - Municipio Manapiare	1.918.308.184
				E5107 - Municipio Río Negro	1.511.023.645
				Anzoátegui	**59.511.193.222**
				E5201 - Municipio Anaco	3.871.480.182
				E5202 - Municipio Aragua	2.076.319.728
				E5203 - Municipio Bolívar	10.123.055.894
				E5204 - Municipio Bruzual	2.088.262.648
				E5205 - Municipio Carvajal	1.684.707.174
				E5206 - Municipio Cajigal	1.715.816.375
				E5207 - Municipio Diego Bautista Urbaneja	1.929.658.899
				E5208 - Municipio Freites	2.971.617.727
				E5209 - Municipio Guanipa	2.965.147.722
				E5210 - Municipio Guanta	2.073.439.246
				E5211 - Municipio Independencia	2.064.642.698
				E5212 - Municipio Libertad	1.729.044.433
				E5213 - Municipio Miranda	2.266.232.096
				E5214 - Municipio Monagas	1.794.165.475
				E5215 - Municipio Fernando de Peñalver	2.017.181.224
				E5216 - Municipio Píritu	1.873.157.144
				E5217 - Municipio Simón Rodríguez	4.991.433.590
				E5218 - Municipio Sotillo	6.422.124.491
				E5219 - Municipio San Juan de Capistrano	1.600.397.693
				E5220 - Municipio MacGregor	1.614.379.108
				E5221 - Municipio Santa Ana	1.638.929.675

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				Apure	**28.588.234.978**
				E5301 - Municipio Achaguas	3.994.151.422
				E5302 - Municipio Biruaca	3.641.164.207
				E5303 - Municipio Muñoz	2.964.127.683
				E5304 - Municipio Páez	5.330.302.305
				E5305 - Municipio Pedro Camejo	2.969.342.032
				E5306 - Municipio Rómulo Gallegos	2.753.827.141
				E5307 - Municipio San Fernando	6.935.320.188
				Aragua	**65.917.358.134**
				E5401 - Municipio Antonio José de Sucre	4.251.546.475
				E5403 - Municipio Camatagua	2.176.303.363
				E5402 Municipio Bolívar	2.696.412.859
				E5404 - Municipio Girardot	10.837.396.201
				E5405 - Municipio José Angel Lamas	2.454.636.754
				E5406 - Municipio José Felix Ribas	4.865.421.222
				E5407 - Municipio Libertador	3.559.813.082
				E5408 - Municipio Santiago Mariño	5.479.403.301
				E5409 - Municipio Mario Briceño Iragorry	4.006.249.880
				E5410 - Municipio San Casimiro	2.342.904.122
				E5411 - Municipio San Sebastián	2.273.803.769
				E5412 - Municipio Santos Michelena	2.681.321.977
				E5413 - Municipio Tovar	2.156.361.074
				E5414 - Municipio Rafael Guillermo Urdaneta	2.256.974.108
				E5415 - Municipio Zamora	4.641.633.964
				E5416 - Municipio José R. Revenga	2.789.512.652
				E5417 - Municipio Francisco Linares Alcántara	4.434.826.632
				E5418 - Municipio Ocumare de la Costa de Oro	2.012.836.699
				Barinas	**37.034.808.569**
				E5501 - Municipio Alberto Arvelo Torrealba	2.497.379.657
				E5502 - Municipio Antonio José de Sucre	3.381.559.122
				E5503 - Municipio Arismendi	2.086.864.792
				E5504 - Municipio Barinas	9.349.444.639
				E5505 - Municipio Bolívar	2.722.605.385
				E5506 - Municipio Cruz Paredes	2.153.148.438
				E5507 - Municipio Ezequiel Zamora	2.791.551.471
				E5508 - Municipio Obispos	2.307.348.049
				E5509 - Municipio Pedraza	3.048.421.400
				E5510 - Municipio Rojas	2.524.725.128
				E5511 - Municipio Sosa	2.173.227.668
				E5512 - Municipio Andrés Eloy Blanco	1.998.532.820
				Bolivar	**59.883.577.708**
				E5601 - Municipio Caroní	18.155.314.482
				E5602 - Municipio Cedeño	4.286.846.835
				E5603 - Municipio El Callao	3.142.971.117

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				E5604 - Municipio Gran Sabana	3.304.830.935
				E5605 - Municipio Heres	9.738.891.385
				E5606 - Municipio Piar	4.866.512.838
				E5607 - Municipio Raúl Leoni	3.545.033.559
				E5608 - Municipio Roscio	3.171.495.593
				E5609 - Municipio Sifontes	3.490.682.270
				E5610 - Municipio Sucre	3.167.935.561
				E5611 - Municipio Padre Pedro Chien	3.013.063.133
				Carabobo	**82.476.700.754**
				E5701 - Municipio Bejuma	3.781.975.683
				E5702 - Municipio Carlos Arvelo	5.599.476.085
				E5703 - Municipio Diego Ibarra	4.970.036.257
				E5704 - Municipio Guacara	5.981.160.704
				E5705 - Municipio Juan José Mora	4.150.575.711
				E5706 - Municipio Miranda	3.444.332.377
				E5707 - Municipio Montalbán	3.376.008.497
				E5708 - Municipio Puerto Cabello	6.638.656.329
				E5709 - Municipio San Joaquín	3.968.365.174
				E5710 - Municipio Valencia	18.785.193.707
				E5711 - Municipio Libertador	6.072.509.406
				E5712 - Municipio Los Guayos	5.727.563.073
				E5713 - Municipio Naguanagua	5.770.732.080
				E5714 - Municipio San Diego	4.210.115.671
				Cojedes	**23.696.473.590**
				E5801 - Municipio Anzoátegui	1.973.894.991
				E5802 - Municipio Falcón	4.761.047.124
				E5803 - Municipio Girardot	1.793.274.183
				E5804 - Municipio Pao de San Juan Bautista	1.949.930.559
				E5805 - Municipio Ricaurte	1.815.640.986
				E5806 - Municipio San Carlos	5.246.637.511
				E5807 - Municipio Tinaco	2.567.591.590
				E5808 - Municipio Lima Blanco	1.682.771.527
				E5809 - Municipio Rómulo Gallegos	1.905.685.119
				Delta Amacuro	**19.145.107.640**
				E5901 - Municipio Tucupita	8.432.142.531
				E5902 - Municipio Antonio Díaz	3.941.859.207
				E5903 - Municipio Casacoima	3.998.889.877
				E5904 - Municipio Pedernales	2.772.216.025
				Falcón	**41.610.008.191**
				E6001 - Municipio Acosta	1.297.768.821
				E6002 - Municipio Bolívar	1.058.201.356
				E6003 - Municipio Buchivacoa	1.384.748.013
				E6004 - Municipio Cacique Manaure	1.039.596.181

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				E6005 - Municipio Carirubana	6.381.968.748
				E6006 - Municipio Colina	1.719.408.594
				E6007 - Municipio Dabajuro	1.310.198.112
				E6008 - Municipio Democracia	1.080.450.044
				E6009 - Municipio Falcón	1.946.598.450
				E6010 - Municipio Federación	1.537.956.459
				E6011 - Municipio Jacura	1.145.697.358
				E6012 - Municipio La Unión	1.226.914.114
				E6013 - Municipio Los Taques	1.609.896.468
				E6014 - Municipio Mauroa	1.417.436.272
				E6015 - Municipio Miranda	5.571.713.387
				E6016 - Municipio Monseñor Iturriza	1.316.735.763
				E6017 - Municipio Palmasola	1.005.021.565
				E6018 - Municipio Petit	1.161.460.076
				E6019 - Municipio Píritu	1.102.879.616
				E6020 - Municipio San Francisco	1.104.817.655
				E6021 - Municipio Silva	1.617.855.349
				E6022 - Municipio Zamora	1.626.537.763
				E6023 - Municipio Sucre	972.720.914
				E6024 - Municipio Tocopero	954.193.261
				E6025 - Municipio Urumaco	1.019.233.852
				Guarico	**36.911.246.290**
				E6101 - Municipio Camaguán	1.761.329.167
				E6102 - Municipio Chaguaramas	1.540.019.458
				E6103 - Municipio El Socorro	1.643.836.560
				E6104 - Municipio Infante	4.230.897.583
				E6105 - Municipio Las Mercedes del Llano	1.928.881.908
				E6106 - Municipio Julián Mellado	1.926.380.292
				E6107 - Municipio Miranda	4.719.685.731
				E6108 - Municipio Monagas	3.164.819.640
				E6109 - Municipio Ortiz	1.771.224.452
				E6110 - Municipio Ribas	2.273.632.514
				E6111 - Municipio Roscio	4.282.542.074
				E6112 - Municipio Santa María de Ipire	1.565.952.887
				E6113 - Municipio San José de Guaribe	1.524.620.616
				E6114 - Municipio Pedro Zaraza	2.824.571.944
				E6115 - Municipio San Gerónimo de Guayabal	1.752.851.464
				Lara	**69.279.403.861**
				E6201 - Municipio Andrés Eloy Blanco	4.785.106.268
				E6202 - Municipio Crespo	4.793.235.059
				E6203 - Municipio Iribarren	23.790.030.312
				E6204 - Municipio Jiménez	5.662.380.690
				E6205 - Municipio Morán	6.352.311.869
				E6206 - Municipio Palavecino	6.840.124.035
				E6207 - Municipio Simón Planas	4.489.548.489
				E6208 - Municipio Torres	7.499.847.440
				E6209 - Municipio Urdaneta	5.066.819.699

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				Mérida	**39.873.478.835**
				E6301 - Municipio Alberto Adriani	3.823.713.535
				E6302 - Municipio Andrés Bello	1.191.590.405
				E6303 - Municipio Antonio Pinto Salinas	1.515.598.198
				E6304 - Municipio Aricagua	988.982.932
				E6305 - Municipio Arzobispo Chacón	1.257.731.736
				E6306 - Municipio Campo Elías	3.163.465.244
				E6307 - Municipio Caracciolo Parra y Olmedo	1.494.627.848
				E6308 - Municipio Cardenal Quintero	1.085.149.992
				E6309 - Municipio Guaraque	1.101.010.143
				E6310 - Municipio Julio César Salas	1.207.053.390
				E6311 - Municipio Justo Briceño	1.011.753.767
				E6312 - Municipio Libertador	6.577.448.809
				E6313 - Municipio Miranda	1.417.577.699
				E6314 - Municipio Obispo Ramos de Lora	1.448.609.580
				E6315 - Municipio Padre Noguera	936.318.758
				E6316 - Municipio Pueblo Llano	1.132.492.146
				E6317 - Municipio Rangel	1.290.643.535
				E6318 - Municipio Rivas Dávila	1.312.805.382
				E6319 - Municipio Santos Marquina	1.251.324.129
				E6320 - Municipio Sucre	2.104.886.214
				E6321 - Municipio Tovar	1.781.196.153
				E6322 - Municipio Tulio Febres Cordero	1.659.451.622
				E6323 - Municipio Zea	1.120.047.618
				Miranda	**101.013.639.008**
				E6401 - Municipio Acevedo	3.928.010.284
				E6402 - Municipio Andrés Bello	2.841.035.164
				E6403 - Municipio Baruta	8.057.419.679
				E6404 - Municipio Brión	3.387.682.195
				E6405 - Municipio Carrizal	3.295.725.980
				E6406 - Municipio Cristóbal Rojas	4.079.138.325
				E6407 - Municipio Eulalia Buroz	2.838.655.809
				E6408 - Municipio Chacao	3.805.512.514
				E6409 - Municipio Guaicaipuro	7.232.173.595
				E6410 - Municipio El Hatillo	3.580.058.888
				E6411 - Municipio Independencia	5.156.986.084
				E6412 - Municipio Tomás Lander	4.766.323.317
				E6413 - Municipio Los Salias	3.720.869.890
				E6414 - Municipio Páez	3.072.749.224
				E6415 - Municipio Paz Castillo	4.224.727.539
				E6416 - Municipio Pedro Gual	2.793.565.084
				E6417 - Municipio Plaza	6.481.721.166
				E6418 - Municipio Simón Bolívar	3.097.264.380
				E6419 - Municipio Sucre	14.252.733.199
				E6420 - Municipio Urdaneta	4.693.421.444
				E6421 - Municipio Zamora	5.707.865.248

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				Monagas	**39.959.493.094**
				E6501 - Municipio Acosta	2.006.418.250
				E6502 - Municipio Bolívar	2.520.120.980
				E6503 - Municipio Caripe	2.411.250.696
				E6504 - Municipio Cedeño	2.331.548.234
				E6505 - Municipio Ezequiel Zamora	2.990.455.416
				E6506 - Municipio Libertador	2.553.043.861
				E6507 - Municipio Maturín	12.845.662.203
				E6508 - Municipio Piar	2.622.671.128
				E6509 - Municipio Punceres	2.211.095.442
				E6510 - Municipio Sotillo	2.127.029.706
				E6511 - Municipio Aguasay	1.824.456.524
				E6512 - Municipio Santa Barbara	1.751.893.964
				E6513 - Municipio Uracoa	1.763.846.690
				Nueva Esparta	**28.017.857.917**
				E6601 - Municipio Antolín del Campo	2.035.164.755
				E6602 - Municipio Arismendi	2.139.030.837
				E6603 - Municipio Díaz	3.044.346.247
				E6604 - Municipio Almirante José María García	2.982.492.618
				E6605 - Municipio Gómez	2.406.568.963
				E6606 - Municipio Maneiro	2.600.038.076
				E6607 - Municipio Marcano	2.332.358.731
				E6608 - Municipio Mariño	4.441.207.359
				E6609 - Municipio Península de Macanao	2.058.006.820
				E6610 - Municipio Tubores	2.396.260.025
				E6611 - Municipio Villalba	1.582.383.486
				Portuguesa	**40.687.352.143**
				E6701 - Municipio Agua Blanca	1.932.237.467
				E6702 - Municipio Araure	4.590.086.187
				E6703 - Municipio Esteller	2.512.208.335
				E6704 - Municipio Guanare	5.867.236.313
				E6705 - Municipio Guanarito	2.336.120.983
				E6706 - Municipio Monseñor José Vicente de Unda	2.047.038.360
				E6707 - Municipio Ospino	2.552.376.872
				E6708 - Municipio Páez	5.798.387.179
				E6709 - Municipio Papelón	1.820.053.416
				E6710 - Municipio San Genaro de Boconoíto	1.980.727.564
				E6711 - Municipio San Rafael de Onoto	1.858.939.700
				E6712 - Municipio Santa Rosalía	1.877.519.284
				E6713 - Municipio Sucre	2.496.821.299
				E6714 - Municipio Turén	3.017.599.184
				Sucre	**42.792.670.963**
				E6801 - Municipio Andrés Eloy Blanco	2.039.556.952
				E6802 - Municipio Andrés Mata	1.959.841.820

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				E6803 - Municipio Arismendi	2.620.927.655
				E6804 - Municipio Benítez	2.220.468.561
				E6805 - Municipio Bermúdez	4.744.119.321
				E6806 - Municipio Bolívar	1.919.067.989
				E6807 - Municipio Cagigal	1.940.702.044
				E6808 - Municipio Cruz Salmerón Acosta	2.241.033.639
				E6809 - Municipio Libertador	1.673.254.214
				E6810 - Municipio Mariño	2.026.652.874
				E6811 - Municipio Mejía	1.751.925.820
				E6812 - Municipio Montes	2.740.678.516
				E6813 - Municipio Ribero	2.872.468.092
				E6814 - Municipio Sucre	9.702.721.214
				E6815 - Municipio Valdez	2.339.252.252
				Táchira	**49.699.243.133**
				E6901 - Municipio Andrés Bello	1.269.287.873
				E6902 - Municipio Ayacucho	2.083.024.880
				E6903 - Municipio Bolívar	2.062.754.358
				E6904 - Municipio Cárdenas	3.214.428.237
				E6905 - Municipio Córdoba	1.519.646.606
				E6906 - Municipio Fernández Feo	1.712.418.089
				E6907 - Municipio García de Hevia	1.904.857.657
				E6908 - Municipio Guasimos	1.671.592.546
				E6909 - Municipio Independencia	1.601.866.690
				E6910 - Municipio Jáuregui	1.774.604.733
				E6911 - Municipio Junín	2.580.897.360
				E6912 - Municipio Libertad	1.449.422.878
				E6913 - Municipio Libertador	1.301.080.587
				E6914 - Municipio Lobatera	1.117.910.931
				E6915 - Municipio Michelena	1.264.143.191
				E6916 - Municipio Panamericano	1.597.717.753
				E6917 - Municipio Pedro María Ureña	1.792.931.182
				E6918 - Municipio Samuel Darío Maldonado	1.203.521.290
				E6919 - Municipio San Cristóbal	7.122.822.040
				E6920 - Municipio Seboruco	1.083.794.812
				E6921 - Municipio Sucre	1.061.888.423
				E6922 - Municipio Uribante	1.403.097.030
				E6923 - Municipio Vargas	1.058.095.109
				E6924 - Municipio Antonio R. Costa	1.034.861.060
				E6925 - Municipio Francisco de Miranda	947.804.500
				E6926 - Municipio Rafael Urdaneta	1.013.073.212
				E6927 - Municipio Simón Rodríguez	911.483.518
				E6928 - Municipio Torbes	1.913.084.407
				E6929 - Municipio San Judas Tadeo	1.027.132.181
				Trujillo	**35.891.691.052**
				E7001 - Municipio Boconó	3.247.856.206
				E7002 - Municipio Candelaria	1.620.941.587
				E7003 - Municipio Carache	1.671.689.694

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				E7004 - Municipio Escuque	1.510.548.160
				E7005 - Municipio Miranda	1.464.758.690
				E7006 - Municipio Monte Carmelo	1.255.929.236
				E7007 - Municipio Motatán	1.317.898.031
				E7008 - Municipio Pampam	2.109.608.175
				E7009 - Municipio Rafael Rangel	1.428.518.138
				E7010 - Municipio San Rafael de Carvajal	2.201.158.781
				E7011 - Municipio Sucre	1.632.728.975
				E7012 - Municipio Trujillo	2.383.494.946
				E7013 - Municipio Urdaneta	1.801.775.993
				E7014 - Municipio Valera	4.677.473.744
				E7015 - Municipio Andrés Bello	1.284.632.661
				E7016 - Municipio Bolívar	1.263.239.684
				E7017 - Municipio Campo Elías	1.041.404.434
				E7018 - Municipio José F. Marquez	1.022.249.928
				E7019 - Municipio La Ceiba	1.405.056.701
				E7020 - Municipio Pampanito	1.550.727.288
				Yaracuy	**32.259.252.977**
				E7101 - Municipio Bolívar	1.990.073.997
				E7102 - Municipio Bruzual	3.060.951.720
				E7103 - Municipio José Antonio Páez	1.640.201.838
				E7104 - Municipio Nirgua	2.809.108.996
				E7105 - Municipio Peña	3.786.818.758
				E7106 - Municipio San Felipe	3.937.124.403
				E7107 - Municipio Sucre	1.668.416.839
				E7108 - Municipio Urachiche	1.740.662.009
				E7109 - Municipio Arístide Bastidas	1.696.354.920
				E7110 - Municipio Cocorote	2.304.931.247
				E7111 - Municipio Independencia	2.645.049.692
				E7112 - Municipio La Trinidad	1.580.633.419
				E7113 - Municipio Manuel Monge	1.494.726.896
				E7114 - Municipio Veroes	1.904.198.243
				Zulia	**122.989.483.253**
				E7201 - Municipio Almirante Padilla	3.122.669.614
				E7202 - Municipio Baralt	4.431.528.138
				E7203 - Municipio Cabimas	7.465.549.654
				E7204 - Municipio Catatumbo	3.573.525.783
				E7205 - Municipio Colón	5.117.320.731
				E7206 - Municipio Jesús Enrique Lossada	4.637.135.354
				E7207 - Municipio La Cañada de Urdaneta	4.177.423.656
				E7208 - Municipio Lagunillas	6.367.520.838
				E7209 - Municipio Mara	6.155.271.975
				E7210 - Municipio Maracaibo	27.695.551.288
				E7211 - Municipio Miranda	4.531.171.760
				E7212 - Municipio Páez	4.067.921.635
				E7213 - Municipio Machiques de Perijá	4.970.315.167
				E7214 - Municipio Rosario de Perijá	4.308.780.668

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				E7215 - Municipio Santa Rita	3.824.035.071
				E7216 - Municipio Sucre	3.957.814.108
				E7217 - Municipio Valmore Rodríguez	3.884.661.384
				E7218 - Municipio Francisco J. Pulgar	3.530.761.904
				E7219 - Municipio Jesús Semprum	3.432.915.878
				E7220 - Municipio San Francisco	10.073.843.512
				E7221 - Municipio Simón Bolívar	3.663.765.135
				Vargas	**25.521.780.047**
				E7301 - Municipio Vargas	25.521.780.047
4.07	06	00	00	Asignaciones Económicas Especiales	1.249.610.079.571
4.07	06	01	00	Asignaciones Económicas Especiales	1.249.610.079.571
				- Recursos Ordinarios	1.249.610.079.571
				E5100 - Estado Amazonas	8.298.615.769
				E5200 - Estado Anzoátegui	151.824.105.361
				E5300 - Estado Apure	24.861.571.288
				E5400 - Estado Aragua	30.897.308.042
				E5500 - Estado Barinas	21.974.127.493
				E5600 - Estado Bolívar	38.779.297.418
				E5700 - Estado Carabobo	51.922.801.258
				E5800 - Estado Cojedes	6.101.190.354
				E5900 - Estado Delta Amacuro	11.053.520.812
				E6000 - Estado Falcón	63.097.355.018
				E6100 - Estado Guárico	22.418.640.438
				E6200 - Estado Lara	33.297.415.410
				E6300 - Estado Mérida	15.712.471.167
				E6400 - Estado Miranda	54.953.070.737
				E6500 - Estado Monagas	217.129.811.388
				E6600 - Estado Nueva Esparta	7.999.283.967
				E6700 - Estado Portuguesa	18.146.196.169
				E6800 - Estado Sucre	17.000.259.569
				E6900 - Estado Táchira	21.515.422.986
				E7000 - Estado Trujillo	18.110.906.851
				E7100 - Estado Yaracuy	11.026.025.288
				E7200 - Estado Zulia	352.486.514.453
				E7300 - Estado Vargas	6.134.470.434
				E7400 - Distrito Metropolitano de Caracas	44.869.697.901
		TOTAL			**7.194.873.997.571**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	32.000.000
4.07	01	00	00	Transferencias corrientes internas	32.000.000
4.07	01	01	00	Transferencias corrientes al sector privado	32.000.000
4.07	01	01	12	Subsidios culturales al sector privado	32.000.000
				S0856 - Museo de Arte Colonial. Distrito Federal.	12.000.000
				- Recursos Ordinarios	12.000.000
				S0932 - Sociedad Bolivariana.	20.000.000
				- Recursos Ordinarios	20.000.000
		TOTAL			**32.000.000**

PROGRAMA: 06 - Seguridad Ciudadana

UNIDAD EJECUTORA: Despacho del Viceministro de Seguridad Ciudadana

El objetivo de este programa está orientado a garantizar la protección del orden social y patrimonial de los particulares optimizando los niveles de seguridad a través del fortalecimiento de las Leyes de Seguridad Pública.

Asimismo, ejecuta las políticas del Ejecutivo Nacional en cuanto a seguridad, educación y formación de agentes policiales, el control y supervisión de los servicios de vigilancia privada, custodia y traslado de valores para asegurar el pacífico disfrute de las garantías y derechos constitucionales en apoyo al desarrollo integral del país. Por otra parte, se implanta el Sistema Telemático Nacional mediante el cual se recopilará y suministrará información sobre las irregularidades que se produzcan en las comandancias de policía, empresas de vigilancia privada, custodia y transporte de valores, así como las escuelas regionales de policía.

Los programas que la Dirección de Prevención del Delito implementará tienen como norte contribuir a la disminución de los índices de violencia que sufre actualmente la sociedad venezolana, considerando que las acciones preventivas a ejecutar deben estar dirigidas a dos escenarios básicos como son la comunidad y la escuela.

La comunidad tendría especial relevancia, por ser el área donde los habitantes interactúan constantemente, compartiendo las condiciones básicas de una vida en común y, la escuela, por considerarse la institución, que después de la familia constituye una de las bases fundamentales del proceso de socialización del ser humano.

La violencia es una realidad que amerita nuestra atención como Institución, en tal sentido se coordinará con organismos gubernamentales y no gubernamentales, acciones preventivas dirigidas a disminuir conductas violentas o agresivas en la familia, la escuela y la comunidad que puedan conducir a hechos de criminalidad; por ello la intención es enfrentarla a través del fortalecimiento de un sistema de valores preventivos cónsonos con el bienestar de una sociedad responsable, consciente y capaz de asumir los retos y cambios que exige el país.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Implementar las políticas, lineamientos y estrategias para optimizar los niveles de seguridad pública, a través del fortalecimiento de las Leyes de Seguridad Ciudadana	Coordinación	1.478	90.500.000
Implantar el Sistema Telemático Nacional, formar y capacitar agentes, inspeccionar y controlar los cuerpos policiales	Capacitación	7.271	4.955.554.415
Incorporar planteles de educación básica, media y diversificada, comunidades y grupos comunitarios en actividades preventivas	Taller	7.180	2.059.176.093
TOTAL			**7.105.230.508**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**2.254.060.438**
	- Recursos Ordinarios	2.254.060.438
4.02	Materiales y Suministros	**2.745.805.070**
	- Recursos Ordinarios	2.745.805.070
4.03	Servicios no Personales	**1.105.365.000**
	- Recursos Ordinarios	1.035.365.000
	- Gestión Fiscal	70.000.000
4.07	Transferencias	**1.000.000.000**
	- Recursos Ordinarios	800.000.000
	- Gestión Fiscal	200.000.000
	TOTAL	**7.105.230.508**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	375	1.834.491.513
- Directivo	16	120.618.600
- Profesional y Técnico	132	961.389.581
- Personal Administrativo	226	747.276.424
- Personal Médico	1	5.206.908
Personal Fijo a Tiempo Parcial	21	64.981.873
- Profesional y Técnico	11	36.161.360
- Personal Administrativo	6	8.080.517
- Personal Médico	4	20.739.996
Personal Contratado	205	354.587.052
- Empleado	205	354.587.052
TOTAL	**601**	**2.254.060.438**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	1.000.000.000
4.07	01	00	00	Transferencias Corrientes Internas	1.000.000.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	1.000.000.000
4.07	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.000.000.000
				S0747 - Hogares Crea de Venezuela.	1.000.000.000
				- Recursos Ordinarios	800.000.000
				- Gestión Fiscal	200.000.000
				TOTAL	**1.000.000.000**

PROGRAMA: 07 - Custodia y Rehabilitación del Recluso

UNIDAD EJECUTORA: Dirección General de Custodia y Rehabilitación del Recluso

Le corresponde a la Dirección de Custodia y Rehabilitación del Recluso, la aplicación de políticas integrales en lo penitenciario, carcelario, criminalístico y de las leyes vigentes; brindar atención integral a la población reclusa en materia social, psicológica, médica, religiosa, educativa, laboral, deportiva y cultural; la evaluación de los individuos beneficiados con medidas de semi-libertad y libertad plena; seguimiento de los casos incorporados al régimen abierto, libertad condicional y las medidas de probación.

Se contemplan los recursos necesarios para mejorar la atención de los penados así como el equipamiento de otras áreas de servicios.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Visitar y supervisar los centros penitenciarios	Visita	145.871	1.097.525.966
Atención integral al interno	Interno	302.921	41.796.532.138
Atender a estudiantes de la carrera Técnico Superior Universitario	Alumno	807	68.781.020
Vigilar y custodiar los establecimientos penitenciarios	Vigilancia	84.204	955.200.000
TOTAL			**43.918.039.124**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**15.817.296.630**
	- Recursos Ordinarios	15.417.296.630
	- Gestión Fiscal	400.000.000
4.02	Materiales y Suministros	**19.889.827.820**
	- Recursos Ordinarios	19.799.827.820
	- Gestión Fiscal	90.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.03	Servicios no Personales	**3.121.007.325**
	- Recursos Ordinarios	3.121.007.325
4.04	Activos Reales	**214.000.000**
	- Recursos Ordinarios	134.000.000
	- Gestión Fiscal	80.000.000
4.07	Transferencias	**4.875.907.349**
	- Recursos Ordinarios	4.875.907.349
	TOTAL	**43.918.039.124**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	3.848	14.271.801.421
- Directivo	25	204.320.484
- Profesional y Técnico	627	4.219.750.736
- Personal Administrativo	3.183	9.748.675.106
- Personal Médico	13	99.055.095
Personal Fijo a Tiempo Parcial	174	590.295.209
- Profesional y Técnico	90	245.089.692
- Personal Administrativo	6	6.209.460
- Personal Médico	78	338.996.057
TOTAL	**4.022**	**14.862.096.630**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	4.790.605.045
4.07	01	00	00	Transferencias Corrientes Internas	3.290.605.045
4.07	01	02	00	Transferencias Corrientes al Sector Público	3.290.605.045
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	1.326.490.080
				A0003 - Instituto Autónomo Caja de Trabajo Penitenciario	**1.252.490.080**
				- Recursos Ordinarios	1.252.490.080
				A0046 - Instituto Nacional de Cooperación Educativa (INCE)	**60.000.000**
				- Recursos Ordinarios	60.000.000
				A0087 - Universidad Nacional Abierta (UNA)	**14.000.000**
				- Recursos Ordinarios	14.000.000
4.07	01	02	04	Transferencias Corrientes a las Entidades Federales	1.067.114.965
				E6300 - Estado Mérida	**1.067.114.965**
				- Recursos Ordinarios	1.067.114.965
4.07	01	02	99	Transferencias Corrientes a Otros Organismos del Sector Público	897.000.000
				A0118 - Fondo Nacional para Edificaciones Penitenciarias (FONEP).	**897.000.000**
				- Recursos Ordinarios	897.000.000
4.07	02	00	00	Transferencias de Capital Internas	1.500.000.000
4.07	02	02	00	Transferencias de Capital al Sector Público	1.500.000.000
4.07	02	02	99	Transferencias de Capital a Otros Organismos del Sector Público	1.500.000.000
				A0118 - Fondo Nacional para Edificaciones Penitenciarias (FONEP).	**1.500.000.000**
				- Recursos Ordinarios	1.500.000.000
				TOTAL	**4.790.605.045**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	85.302.304
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	85.302.304
4.07	99	01	00	Transferencias Corrientes Diversas	85.302.304
				S0963 - *Transferencias Diversas.*	85.302.304
				- Recursos Ordinarios	85.302.304
				TOTAL	**85.302.304**

PROGRAMA: 08 - Seguridad Jurídica

UNIDAD EJECUTORA: Despacho del Viceministro de Seguridad Jurídica

La seguridad jurídica es un valor esencial del estado de derecho y sobre todo un servicio público concreto, que se cristaliza en funcionamiento permanente, continuo, regular y eficaz de las dependencias estatales, encargadas de registrar y otorgar "fuerza de verdad jurídica" a los actos y derechos de los miembros del cuerpo social.

En toda sociedad, la seguridad jurídica entendida como la garantía para los ciudadanos de que sus derechos, expectativas e intereses serán respetados, siempre y cuando se conduzcan de conformidad con la ley, constituye un medio para la convivencia y el desarrollo del bienestar social e individual.

Además, mantiene una relación permanente y de gran significación con la iglesia católica y demás cultos legalmente establecidos en el país, igualmente dirige y supervisa las actividades necesarias para dar cumplimiento a las disposiciones que en materia de administración y justicia atribuye al Ministerio la Ley Orgánica del Poder Judicial.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Dirigir, coordinar y supervisar las actividades de las direcciones de registros y notarías, justicia y cultos, identificación y extranjería y división de antecedentes penales.	Supervisión	145	22.113.664
Garantizar una asistencia jurídica gratuita a ciudadanos de escasos recursos económicos	Documento	200.000	1.047.502.322
Automatizar y modernizar las oficinas de registros y notarías, supervisar y controlar las actividades de las mismas para una atención ciudadana eficaz.	Documento	900.300	387.774.446
TOTAL			**1.457.390.432**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**524.435.510**
	- Recursos Ordinarios	524.435.510
4.02	Materiales y Suministros	**165.057.922**
	- Recursos Ordinarios	155.057.922
	- Gestión Fiscal	10.000.000
4.03	Servicios no Personales	**67.541.000**
	- Recursos Ordinarios	67.541.000
4.07	Transferencias	**700.356.000**
	- Recursos Ordinarios	606.224.654
	- Gestión Fiscal	94.131.346
	TOTAL	**1.457.390.432**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	92	512.080.027
- Directivo	4	37.747.044
- Profesional y Técnico	46	338.002.497
- Personal Administrativo	42	136.330.486
Personal Fijo a Tiempo Parcial	9	12.355.483
- Personal Administrativo	9	12.355.483
TOTAL	**101**	**524.435.510**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	696.356.000
4.07	01	00	00	Transferencias Corrientes Internas	696.356.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	696.356.000
4.07	01	01	16	Subsidios a Entidades Religiosas	696.356.000
				S0025 - Arquidiócesis de Barquisimeto.	15.715.733
				- Recursos Ordinarios	15.715.733
				S0026 - Arquidiócesis de Caracas.	15.715.733
				- Recursos Ordinarios	15.715.733
				S0027 - Arquidiócesis de Ciudad Bolívar.	15.715.733
				- Recursos Ordinarios	15.715.733
				S0028 - Arquidiócesis de Maracaibo.	15.715.733
				- Recursos Ordinarios	15.715.733
				S0029 - Arquidiócesis de Mérida.	15.715.733
				- Recursos Ordinarios	15.715.733
				S0030 - Arquidiócesis de Valencia.	15.715.733
				- Recursos Ordinarios	15.715.733
				S0155 - Caritas Venezolanas.	1.164.128
				- Recursos Ordinarios	1.164.128
				S0244 - Charitas de Caracas.	1.164.128
				- Recursos Ordinarios	1.164.128
				S0295 - Conferencia Episcopal.	94.131.346
				- Gestión Fiscal	94.131.346
				S0324 - Diócesis de Barcelona.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0325 - Diócesis de Barinas.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0326 - Diócesis de Cabimas.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0327 - Arquidiócesis de Calabozo.	15.715.733
				- Recursos Ordinarios	15.715.733
				S0328 - Diócesis de Carora.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0329 - Arquidiócesis de Coro.	15.715.733
				- Recursos Ordinarios	15.715.733

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S0331 - Diócesis de Guanare.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0332 - Diócesis de Guayana.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0333 - Diócesis de la Guaira.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0334 - Diócesis de los Teques.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0335 - Diócesis de Maracay.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0336 - Diócesis de Margarita.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0337 - Diócesis de Maturín.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0338 - Diócesis de San Carlos.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0339 - Diócesis de San Cristóbal.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0340 - Diócesis de San Felipe.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0341 - Diócesis de San Fernando de Apure.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0342 - Diócesis de Trujillo.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0343 - Diócesis de Valle la Pascua.	8.148.898
				- Recursos Ordinarios	8.148.898
				S0871 - Otras ayudas para reparar edificaciones Eclesiásticas.	49.475.557
				- Recursos Ordinarios	49.475.557
				S0952 - Sostenimiento de Misiones.	15.110.386
				- Recursos Ordinarios	15.110.386
				S0953 - Sostenimiento de Seminarios.	11.910.430
				- Recursos Ordinarios	11.910.430
				S1021 - Arquidiócesis de Cumaná.	17.461.925
				- Recursos Ordinarios	17.461.925
				S1053 - Vicariato Apostólico de Tucupita.	7.275.802
				- Recursos Ordinarios	7.275.802

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1058 - Obispos Eméritos.	10.189.615
				- Recursos Ordinarios	10.189.615
				S1059 - Vicariato Apostólico de Machiques.	7.275.802
				- Recursos Ordinarios	7.275.802
				S1060 - Vicariato Apostólico de Caroní.	7.275.802
				- Recursos Ordinarios	7.275.802
				S1061 - Vicariato Apostólico de Puerto Ayacucho.	7.275.802
				- Recursos Ordinarios	7.275.802
				S1062 - Rectores de Seminario.	6.026.343
				- Recursos Ordinarios	6.026.343
				S1147 - Diócesis de Puerto Cabello.	8.148.898
				- Recursos Ordinarios	8.148.898
				S1148 - Diócesis de El Vigía	8.148.898
				- Recursos Ordinarios	8.148.898
				S1269 - Convenio de Asistencia Religiosa en las Cárceles.	100.705.250
				- Recursos Ordinarios	100.705.250
				S1288 - Diócesis de Punto Fijo.	8.148.898
				- Recursos Ordinarios	8.148.898
				S1289 - Diócesis de Guarenas.	8.928.923
				- Recursos Ordinarios	8.928.923
				S1291 - Asociación Civil Salud y Familia	5.820.642
				- Recursos Ordinarios	5.820.642
				S1292 - Pastoral Medios de Comunicación Arzobispado de Caracas.	5.820.642
				- Recursos Ordinarios	5.820.642
				S1293 - Pastoral Social Arquidiocesis de Caracas.	5.820.642
				- Recursos Ordinarios	5.820.642
				S1294 - Proyecto Misiones del Seminario San Pedro Apóstol - Diócesis de la Guaira.	2.328.326
				- Recursos Ordinarios	2.328.326
				S1296 - Oficina de Postulación de la Causa de Beatificación Doctor José Gregorio Hernández.	2.328.257
				- Recursos Ordinarios	2.328.257
				S1491 - Diócesis de Carúpano	8.148.898
				- Recursos Ordinarios	8.148.898
				S1521 - Museo Diocesano Lucas Guillermo Castillo	2.910.321
				- Recursos Ordinarios	2.910.321

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1529 - Catedral Arquidiocesana de Calabozo	10.477.155
				- Recursos Ordinarios	10.477.155
				S1530 - Casa Hogar Monseñor Alvarez	12.805.412
				- Recursos Ordinarios	12.805.412
				S1544 - Archivo Histórico de la Arquidiócesis de Caracas	5.820.642
				- Recursos Ordinarios	5.820.642
				TOTAL	**696.356.000**

PROGRAMA: 09 - Identificación y Extranjería

UNIDAD EJECUTORA: Dirección General de Identificación y Extranjería

Con la finalidad de mejorar los servicios que presta este programa y cumplir con la misión de dotar a los venezolanos y extranjeros, residenciados legalmente en el país de un Sistema de Identificación de alta calidad y confiabilidad para el desarrollo de controles de seguridad., se implementarán nuevas tecnologías y dotación de equipos.

De igual manera, está programada la optimización del servicio en cuanto a reducir el tiempo de entrega del documento, incrementar la calidad de la información y sus controles internos; así como, la que debe suministrar a los entes públicos, con la infraestructura y plataforma tecnológica desarrollada en forma coherente y que sea capaz de adecuarse a los cambios que pueda experimentar en los próximos años, brindando así un conjunto de servicios al ciudadano acorde con lo que un estado moderno debe proporcionar.

Se pretende modernizar las oficinas a nivel nacional, tanto en su estructura física como en los equipos de telecomunicaciones para poder implantar la tecnología de punta adecuada, capaz de controlar y canalizar el flujo de información de manera oportuna y confiable, brindando de esta manera los servicios en forma rápida con altos niveles de seguridad documental.

Así mismo el programa tiene previsto mediante la instalación de un sistema de información, ejercer un control eficaz de la entrada y salida de extranjeros, así como el movimiento migratorio.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Conceder a los ciudadanos un documento de identidad de alta calidad y seguridad y ejercer un control de extranjeros y un movimiento migratorio	Documento	6.404.604	13.484.287.406
TOTAL			**13.484.287.406**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**10.217.599.506**
	- Recursos Ordinarios	10.217.599.506
4.02	Materiales y Suministros	**2.164.921.900**
	- Recursos Ordinarios	1.738.921.900
	- Gestión Fiscal	426.000.000
4.03	Servicios no Personales	**1.101.766.000**
	- Recursos Ordinarios	1.077.766.000
	- Gestión Fiscal	24.000.000
	TOTAL	**13.484.287.406**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	2.386	10.217.599.506
- Directivo	30	239.167.980
- Profesional y Técnico	878	5.415.519.455
- Personal Administrativo	1.478	4.562.912.071
TOTAL	**2.386**	**10.217.599.506**

PROGRAMA: 10 - Cuerpo de Investigaciones Cientificas, Penales y Criminalisticas

UNIDAD EJECUTORA: Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

El Cuerpo de Investigaciones Científicas, Penales y Criminalística es una organización especializada, facultada para realizar los procedimientos técnicos y científicos en materia penal para la comprobación de los delitos a través del acopio de pruebas y la identificación de sus autores y partícipes, respetando los derechos humanos.

Esto obliga a realizar una eficiente y efectiva labor para proveer en un plazo muy breve, el resultado del análisis de las evidencias de cualquier tipo, dejadas o no en el sitio del delito, para ello realiza tres procesos medulares cuyos productos y resultados cumplen con las exigencias del Código Orgánico Procesal Penal.

El Instituto Universitario es una organización académica, donde se imparte la formación en el ámbito de la investigación criminal, a estudiantes de las carreras de Técnico Superior Universitario, Licenciado y Post-Grado con la finalidad ulterior de proveer al Cuerpo de Investigaciones Científicas, Penales y Criminalísticas del personal policial requerido, así como consolidar la formación de los funcionarios a nivel medio y gerencial de dicha organización.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Formar y capacitar profesionales universitarios en el campo de la investigación criminal	Capacitación	99.531	3.536.217.099
Investigaciones científicas	Investigación	1	143.230.860.897
TOTAL			**146.767.077.996**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	**127.875.415.741**
	- Recursos Ordinarios	101.038.399.628
	- Gestión Fiscal	26.837.016.113
4.02	Materiales y Suministros	**2.116.467.000**
	- Recursos Ordinarios	2.116.467.000
4.03	Servicios no Personales	**3.588.923.610**
	- Recursos Ordinarios	3.588.923.610
4.04	Activos Reales	**80.000.000**
	- Recursos Ordinarios	80.000.000
4.07	Transferencias	**12.906.271.645**
	- Recursos Ordinarios	9.306.271.645
	- Gestión Fiscal	3.600.000.000
4.51	Gastos de Defensa y Seguridad del Estado	**200.000.000**
	- Recursos Ordinarios	200.000.000
	TOTAL	**146.767.077.996**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	7.927	62.253.772.092
- Directivo	17	285.946.452
- Profesional y Técnico	34	276.950.659
- Personal Administrativo	1.630	7.236.073.223
- Personal de Investigación	6.213	54.307.450.248
- Personal Médico	3	24.015.533
- Obrero	30	123.335.977
Personal Fijo a Tiempo Parcial	9	52.336.606
- Profesional y Técnico	6	37.178.665
- Personal Administrativo	2	8.302.694
- Personal Médico	1	6.855.247
Personal Contratado	212	554.225.880
- Empleados	212	554.225.880
TOTAL	**8.148**	**62.860.334.578**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	12.641.249.584
4.07	01	00	00	Transferencias Corrientes Internas	12.641.249.584
4.07	01	02	00	Transferencias Corrientes al Sector Público	12.641.249.584
4.07	01	02	03	Transferencias Corrientes a las Instituciones de Seguridad Social	12.641.249.584
				A0054 - Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	**12.641.249.584**
				- Recursos Ordinarios	9.041.249.584
				- Gestión Fiscal	3.600.000.000
				TOTAL	**12.641.249.584**

RELACIÓN DE TRANSFERENCIAS A ORGANISMOS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	200.000.000
4.07	03	00	00	Transferencias al Exterior	200.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	200.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	200.000.000
				I0119 - Organización Internacional de Policía (INTERPOL).	**200.000.000**
				- Recursos Ordinarios	200.000.000
				TOTAL	**200.000.000**

Ministerio de la Producción y el Comercio

MINISTERIO DE LA PRODUCCIÓN Y EL COMERCIO

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

El Ministerio de la Producción y el Comercio conforma las actividades realizadas por los Viceministros de Industria, Comercio, Turismo y sus Entes Adscritos, promoviendo el desarrollo industrial, comercial y turístico del país, a través del diseño de políticas coherentes mediante la concertación del sector público y privado y la sociedad civil organizada, contribuyendo así a incrementar los niveles de productividad y competitividad en dichos sectores, incentivando el crecimiento económico y la transformación social.

Competencia del Ministerio de la Producción y el Comercio

Es competencia del Despacho ser la institución líder del desarrollo integral y sustentable de los sectores productivos de la economía real, a través de la formulación, regulación, seguimiento y control de políticas, estrategias, planes y acciones que conlleven al desarrollo de los sectores inherentes a su ámbito. Dentro de este contexto orienta sus acciones hacia el impulso de la base productiva del país, contribuyendo así al desarrollo sostenible y rentable de bienes y servicios, de manera de lograr un mejoramiento en la calidad de vida del venezolano, atendiendo a los sectores mas vulnerables de la población, promoviendo el incremento en los índices de productividad y la competitividad de la producción.

El Ejecutivo Nacional por intermedio del Ministerio de la Producción y el Comercio, con el fin de fortalecer el desarrollo económico del país formula el Plan Excepcional de Compras del Estado, para la reactivación de las pequeñas y medianas industrias, cooperativas y otras empresas asociativas o familiares, siendo su objetivo aprovechar el potencial de Compras del Estado, para identificar y desarrollar una capacidad de oferta sustentable, a través de la conformación de paquetes atractivos de contratación, modalidades de pago oportunas y de apoyo con programas mancomunados para mejorar su calidad y productividad. Para ello se crean las Ruedas de Negocios, que el gobierno asume con audacia dirigidas a la presentación de la demanda del Estado a través de los Ministerios con más capacidad de compras en bienes, obras y servicios, en los rubros considerados como estratégicos y susceptibles de ser abastecidos por las pequeñas y medianas industrias y cooperativas, como son: alimentos, textil, confección, calzados, fármacos, medicamentos, carpintería metálica y obras menores.

Debido a los cambios producidos, Venezuela requiere la instrumentación de un Plan de Desarrollo Endógeno basado en un modelo productivo intermedio, que articule la acción de emprendedores organizados en unidades productivas, con los agentes dinamizadores en núcleos endógenos ubicados adecuadamente en el territorio que consiste en:

- Regeneración y ampliación del tejido industrial.
- Colocar al turismo como actividad dinamizadora de la industria y del comercio y preservadora del patrimonio ambiental y cultural del país.
- Legitimar el comercio como actividad articuladora entre productores y consumidores.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Definición de Políticas, Control, Fiscalización y Ejecución de los Programas y Metas Planteadas para la Institución	Hora/Hombre	2.099	36.099.853.591
Reactivación, Reindustrialización y Reconversión	Política	1	19.994.312.090
Fomento, Promoción y Desarrollo del Comercio Exterior e Interior	Política	1	18.932.614.726
Desarrollo de Políticas para Fomentar el Turismo	Política	1	6.669.045.359
TOTAL			**81.695.825.766**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	36.099.853.591
03	Industria	19.994.312.090
04	Comercio	18.932.614.726
05	Turismo	6.669.045.359
	TOTAL	**81.695.825.766**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	28.459.696.008
	- Recursos Ordinarios	21.700.738.692
	- Gestión Fiscal	5.940.957.316
	- Otras Fuentes de Financiamiento	818.000.000
402	Materiales y Suministros	1.277.648.082
	- Recursos Ordinarios	877.961.828
	- Gestión Fiscal	399.686.254
403	Servicios No Personales	8.106.195.591
	- Recursos Ordinarios	4.082.848.436
	- Gestión Fiscal	4.023.347.155
404	Activos Reales	1.166.156.949
	- Recursos Ordinarios	598.371.519
	- Gestión Fiscal	567.785.430
405	Activos Financieros	2.500.000.000
	- Programas y Proyectos	2.500.000.000
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	900.000.000
	- Recursos Ordinarios	400.000.000
	- Gestión Fiscal	500.000.000
407	Transferencias	39.286.129.136
	- Recursos Ordinarios	11.901.779.525
	- Gestión Fiscal	9.540.309.611
	- Programas y Proyectos	16.376.540.000
	- Otras Fuentes de Financiamiento	1.467.500.000
	TOTAL	**81.695.825.766**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	907	10.709.236.433
- Directivo	62	1.186.575.736
- Profesional y Técnico	515	7.501.380.949
- Personal Administrativo	187	1.184.580.661
- Obreros	143	836.699.087
Personal Contratado	146	1.314.302.528
- Empleados	113	1.194.664.152
- Obreros	33	119.638.376
TOTAL	**1.053**	**12.023.538.961**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	9	15.664.112
II	247.105 - 297.105	3	10.353.008
III	297.106 - 347.106	41	168.967.555
IV	347.107 - 397.107	28	122.516.295
V	397.108 - 447.108	67	341.818.927
VI	447.109 - 497.109	62	352.256.208
VII	497.110 - 547.110	117	734.528.096
VIII	547.111 - 597.111	40	275.300.229
IX	597.112 - 647.112	14	104.782.639
X	647.113 - 697.113	62	494.942.749
XI	697.114 - 747.114	14	119.929.868
XII	747.115 - 797.115	17	158.373.176
XIII	797.116 - 847.116	53	515.645.935
XIV	847.117 - 897.117	4	42.360.624
XV	897.118 - 947.118	58	630.661.520
XVI	947.119 - 997.119	22	255.653.829
XVII	997.120 Y MÁS	442	7.679.784.191
	TOTAL	**1.053**	**12.023.538.961**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0142	Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	8.000.000.000
A0205	Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)	3.993.400.000
A0211	Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	4.725.926.400
A0828	Servicio Autónomo de la Propiedad Intelectual (SAPI)	943.935.065
A0841	Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Empresa (FONPYME, S.A.)	2.500.000.000
A0846	Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)	9.113.405.190
A0908	Servicio Nacional de Contrataciones (SENACON)	700.000.000
A0927	Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	1.084.960.000
	TOTAL	**31.061.626.655**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	680.000.000
407	01	00	00	Transferencias Corrientes Internas	680.000.000
407	01	01	00	Transferencias Corrientes al Sector Privado	680.000.000
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	380.000.000
				S0730 - Guardería Infantil Negra Hipólita	180.000.000
				S1500 - Comité de Damas del Ministerio de la Producción y el Comercio	200.000.000
407	01	01	98	Otros Subsidios Económicos Directos al Sector Privado	300.000.000
				S0300 - Consejo Nacional de Economía	100.000.000
				S0301 - Consejo Nacional de Promoción de Inversiones (CONAPRI)	100.000.000
				S0690 - Fundación Tecnológica de Seguridad Integral (FUNSEIN)	100.000.000
				TOTAL	**680.000.000**

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Definición de Políticas, Control, Fiscalización y Ejecución de los Programas y Metas Planteadas para la Institución	Hora/Hombre	2.099	36.099.853.591
TOTAL			**36.099.853.591**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de Personal	19.161.505.486
	- Recursos Ordinarios	13.412.505.486
	- Gestión Fiscal	4.931.000.000
	- Otras Fuentes de Financiamiento	818.000.000
402	Materiales y Suministros	591.375.200
	- Recursos Ordinarios	349.586.475
	- Gestión Fiscal	241.788.725
403	Servicios No Personales	4.416.548.924
	- Recursos Ordinarios	1.719.734.030
	- Gestión Fiscal	2.696.814.894
404	Activos Reales	610.921.500
	- Recursos Ordinarios	253.385.000
	- Gestión Fiscal	357.536.500
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	900.000.000
	- Recursos Ordinarios	400.000.000
	- Gestión Fiscal	500.000.000
407	Transferencias	10.419.502.481
	- Recursos Ordinarios	8.116.514.335
	- Gestión Fiscal	835.488.146
	- Otras Fuentes de Financiamiento	1.467.500.000
	TOTAL	**36.099.853.591**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	490	5.099.363.868
- Directivo	17	277.350.504
- Profesional y Técnico	234	3.411.873.230
- Personal Administrativo	105	626.106.437
- Obreros	134	784.033.697
Personal Contratado	80	931.438.400
- Empleados	55	828.000.000
- Obreros	25	103.438.400
TOTAL	**570**	**6.030.802.268**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	380.000.000
407	01	00	00	Transferencias Corrientes Internas	380.000.000
407	01	01	00	Transferencias Corrientes al Sector Privado	380.000.000
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	380.000.000
				S0730 - Guardería Infantil Negra Hipólita.	180.000.000
				- Recursos Ordinarios	100.000.000
				- Gestión Fiscal	80.000.000
				S1500 - Comité de Damas del Ministerio de la Producción y el Comercio	200.000.000
				- Recursos Ordinarios	200.000.000
				TOTAL	**380.000.000**

PROGRAMA: 03 Industria

UNIDAD EJECUTORA: Viceministro de Industria

Este programa tiene como finalidad formular las políticas, planes, programas y proyectos orientados a promover el desarrollo industrial, el fortalecimiento de las pequeñas y medianas empresas (PYME), pequeña y mediana industria (PYMI) y el desarrollo de las cadenas industriales, que permitirán reactivar y modernizar el parque industrial nacional. Asimismo, se busca promover el desarrollo del proyecto "Monta tu Negocio", el cual tiene por finalidad promover el desarrollo de las empresas manufactureras a pequeña escala, las cuales podrán funcionar desde los hogares dada la sencillez de la tecnología a utilizar generando bienes y servicios de calidad, a precios competitivos que satisfagan las necesidades de la población contribuyendo a mejorar la calidad de vida.

Las acciones más relevantes a desarrollar son:

- Políticas de Reactivación:
 - Compras gubernamentales (Decreto 1.892)
 - Reactivación sector muebles y línea blanca
 - Suministro de materia prima (PYMI)
 - Proyectos de reactivación de empresas
 - Reactivación Torrefactora de Café Latinoamericana
 - Recuperación y rehabilitación de parques industriales
 - Créditos para microempresas
- Políticas de Reconversión (Decreto 2.094):
 - Mejora de la eficiencia productiva
 - Reconversión Industrial
 - Sistema nacional de consultores
 - Créditos para tecnología alternativa
 - Arrendamiento Financiero PYME y Cooperativas
- Políticas de Reindustrialización:
 - Industrias del conocimiento
 - Promoción de inversiones
 - Fábrica de fábricas
 - Programa "Antonio José de Sucre"
 - Servicios financieros para reindustrialización

FONDO NACIONAL DE GARANTÍAS RECÍPROCAS PARA LA PEQUEÑA Y MEDIANA EMPRESA (FONPYME, S.A.)

Es una sociedad mercantil constituida con aportes de organismos públicos, para facilitar el acceso de las pequeñas y medianas empresas al crédito del sistema financiero. Tiene como finalidad respaldar las operaciones que realizan las Sociedades de Garantías Recíprocas, hasta por el 50% del monto de los avales otorgados para el reafianzamiento del Sistema Nacional de Garantías Recíprocas, incentivando el desarrollo de la pequeña y mediana industria.

El Ejecutivo Nacional le asigna recursos por el orden de Bs. 2.500,0 millones por la Ley de Endeudamiento, para la suscripción de acciones del Fondo Nacional de Garantías Recíprocas para la pequeña y mediana empresa, aporte del 25% restante del valor nominal de las acciones Tipo "A" suscritas.

Las actividades más relevantes a realizar son las siguientes:

- Respaldar las operaciones económicas que realicen las Sociedades de Garantías Recíprocas.
- Administrar los recursos económicos de una manera eficiente para un mayor rendimiento financiero y con un nivel mínimo de riesgo.

INSTITUTO NACIONAL PARA EL DESARROLLO DE LA PEQUEÑA Y MEDIANA INDUSTRIA (INAPYMI)

Es el organismo encargado de garantizar el apoyo, fomento, promoción, recuperación y desarrollo de la pequeña y mediana industria como factor fundamental de la dinámica productiva del país, sustentándola en la iniciativa popular y asegurándole la capacitación, asistencia técnica y el oportuno financiamiento convirtiéndola en fuente generadora de empleo e inversiones.

Se prevé una asignación por Bs. 9.113,4 millones, de los cuales Bs. 1.200,0 millones se aplicarán para cubrir gastos corrientes y Bs. 7.913,4 millones se ejecutarán por Ley de Endeudamiento, para la ejecución de los proyectos:

- Financiamiento Directo a la Pequeña y Mediana Industria Bs.5.500,0 millones
- Censo Económico (Registros de Unidades Económicas) Bs. 2.413,4 millones.

Dentro de las actividades más destacadas tenemos:

- Financiamiento directo de la Pequeña y Mediana Industria.
- Recuperación, Promoción y Desarrollo de la PYMI.
- Fomento del empleo y crecimiento económico productivo.
- Obtención de índices e indicadores económicos sectoriales.
- Consolidación de los parques industriales.
- Asistencia técnica de la pequeña y mediana industria.

SERVICIO NACIONAL DE CONTRATACIONES (SENACON)

Es el ente nacional responsable de apoyar y facilitar las contrataciones públicas, coadyuvando a la interrelación entre la oferta y la demanda gubernamental, contribuyendo con el desarrollo económico del país. Se le asigna un aporte por Bs. 700,0 millones, para gastos de funcionamiento.

Las acciones a efectuar son las siguientes:

- Facilitar y apoyar las contrataciones del sector público.
- Facilitar y apoyar las contrataciones del sector público a través de las Ruedas de Negocios, formuladas en el Plan Excepcional de Compras del Estado.
- Mantener información adecuada y oportuna de las demandas del Estado Venezolano, clasificadas por renglón, por entidad demandante geográficamente y monto de dichas demandas.
- Fortalecimiento de las operaciones mediante la automatización a los efectos de mantener la data actualizada y los registros disponibles.

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLÓGICA (FONDOIN)

Es el ente encargado de promover el manejo más eficiente, la sustitución gradual de las sustancias agotadoras de la capa de ozono (SAO), mediante el entrenamiento, buena práctica, transformación y adopción de nuevas tecnologías y equipos que no ocasionen daño ambiental. Se le asigna un aporte por parte del Ejecutivo Nacional de Bs. 1.084,9 millones, correspondiendo a la Ley de Endeudamiento Bs. 1.000,0 millones, para la ejecución del Proyecto "Fortalecimiento de las Capacidades Institucionales de FONDOIN" y Bs. 84,9 millones para gastos corrientes correspondiente al Convenio de Cooperación.

Dentro de las acciones a realizar se encuentran:

- Erradicar el consumo de las sustancias que agotan el ozono, a través del cumplimiento al Protocolo de Montreal
- Apoyar al sector empresarial para mejorar la competitividad, la productividad y calidad.
- Aplicar programas de desarrollos y transformación de tecnologías implementadas en los sectores industriales, así como también la actualización tecnológica, ambiental y laboral de las industrias en Venezuela.
- Asistencia técnica a través del Convenio de Cooperación para los centrales azucareros Motatán, Cumanacoa y Pío Tamayo (capacitación y adiestramiento en el área industrial).

SERVICIO AUTONÓMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (SENCAMER).

Este servicio es el ente rector y regulador del sistema de planificación, coordinación y control de las actividades de normalización, calidad y metrología a nivel nacional con apoyo internacional, aplicada al sector público y privado, teniendo como objetivo principal la verificación del cumplimiento de la normativa establecida en el área apoyando la industria de Venezuela, fomentando su reconocimiento en el ámbito internacional. El Ejecutivo Nacional ha previsto un monto por Bs. 3.993,4 millones, correspondiendo a la Ley de Endeudamiento Bs. 3.963,1 millones, para la ejecución de los siguientes proyectos:

- Acondicionamiento de la Planta Física de la Oficina Regional de Maracaibo Bs. 100,0 millones
- PYMES del Conocimiento Bs. 755,7 millones
- Implantación del Sistema de Calidad y Gestión Ambiental en las PYMES Bs. 707,4 millones
- Construcción y Equipamiento de los Laboratorios Nacionales de Metrología Bs. 2.000,0 millones

- Promoción y Difusión del Servicio de SENCAMER Bs. 400,0 millones

Las actividades a efectuar destacan las siguientes:

- Controlar la aplicación de los reglamentos técnicos o Normas Venezolanas COVENIN.
- Recabar, evaluar y coordinar los requerimientos del sector público y privado en materia de normalización, reglamentaciones técnicas, calidad y metrología y gestionar su introducción en los planes y programas de las organizaciones públicas y privadas que conforman dicho sistema.

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (SAPI)

Es el organismo que tiene la misión de promover el sistema de la Propiedad Intelectual como parte del desarrollo socio-económico integral y sostenible, con una nueva visión e insertado en los lineamientos del plan de desarrollo económico y social de la nación. El Ejecutivo Nacional le ha asignado un aporte de Bs. 943,9 millones, correspondiendo Bs. 560,4 millones a gastos corrientes y Bs. 383,5 millones a gastos de capital para la ejecución del Convenio de Cooperación para la "Consolidación del Sistema de Propiedad Intelectual del Sector Productivo".

La acciones a realizar son las siguientes:

- Con la puesta en marcha del Convenio de Cooperación, se persigue desarrollar acciones y servicios especializados, para insertar la propiedad intelectual como herramienta de inteligencia estratégica en el quehacer de las organizaciones que operan en los distintos sectores de la economía nacional.
- Garantizar y proteger la propiedad intelectual colectiva de los conocimientos, tecnologías e innovaciones de los pueblos indígenas y locales y la biodiversidad asociada a los mismos, así como los derechos de propiedad intelectual colectivos y libres.
- Proporcionar seguridad jurídica a través de la tutela de la propiedad intelectual sobre obras artísticas, científicas, tecnológicas, patentes, denominaciones de origen, marcas y otros signos distintos.
- Incentivar la creación intelectual protegiendo el derecho de autor sobre las obras.
- Cooperar y negociar en el ámbito local, regional y mundial entre los estados, las organizaciones y los pueblos, para la protección y desarrollo de la propiedad intelectual, de acuerdo con los principios fundamentales de la Constitución de la República Bolivariana de Venezuela.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Reactivación, Reindustrialización y Reconversión	Política	1	19.994.312.090
TOTAL			**19.994.312.090**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de Personal	870.711.722
	- Recursos Ordinarios	870.711.722
402	Materiales y Suministros	90.470.000
	- Recursos Ordinarios	66.695.000
	- Gestión Fiscal	23.775.000
403	Servicios No Personales	460.355.113
	- Recursos Ordinarios	343.042.557
	- Gestión Fiscal	117.312.556
404	Activos Reales	37.075.000
	- Recursos Ordinarios	29.075.000
	- Gestión Fiscal	8.000.000
405	Activos Financieros	2.500.000.000
	- Programas y Proyectos	2.500.000.000
407	Transferencias	16.035.700.255
	- Recursos Ordinarios	730.265.190
	- Gestión Fiscal	2.428.895.065
	- Programas y Proyectos	12.876.540.000
	TOTAL	**19.994.312.090**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	66	870.711.722
- Directivo	3	47.425.440
- Profesional y Técnico	49	727.808.717
- Personal Administrativo	14	95.477.565
TOTAL	**66**	**870.711.722**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
405	00	00	00	Activos Financieros	2.500.000.000
405	01	00	00	Aportes Directos para Participaciones de Capital	2.500.000.000
405	01	04	00	Aportes de Capital a Instituciones Públicas Financieras No Bancarias	2.500.000.000
				A0841 - Fondo Nacional de Garantías Recíprocas para la Pequeña y Mediana Empresa (FONPYME, S.A.)	2.500.000.000
				- Programas y Proyectos:	2.500.000.000
				• Suscripción de Acciones del Fondo Nacional de Garantías Reciprocas para la PYME	2.500.000.000
407	00	00	00	Transferencias	15.835.700.255
407	01	00	00	Transferencias Corrientes Internas	2.545.345.065
407	01	02	00	Transferencias Corrientes al Sector Público	2.545.345.065
407	01	02	02	Transferencias Corrientes a los Entes Descentralizados	84.960.000
				A0927 - Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	84.960.000
				- Gestión Fiscal (Convenio de Cooperación)	84.960.000
407	01	02	08	Transferencias Corrientes a las Instituciones Públicas Financieras No Bancarias	1.200.000.000
				A0846 - Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)	1.200.000.000
				- Recursos Ordinarios	300.000.000
				- Gestión Fiscal	900.000.000
407	01	02	12	Transferencias Corrientes a los Servicios Autónomos Sin Personalidad Jurídica	1.260.385.065
				A0828 - Servicio Autónomo de la Propiedad Intelectual (SAPI)	560.385.065
				- Gestión Fiscal (Convenio de Cooperación)	560.385.065
				A0908 - Servicio Nacional de Contrataciones (SENACON)	700.000.000
				- Recursos Ordinarios	700.000.000
407	02	00	00	Transferencias de Capital Internas	13.290.355.190
407	02	02	00	Transferencias de Capital al Sector Público	13.290.355.190
407	02	02	02	Transferencias de Capital a los Entes Descentralizados	1.000.000.000
				A0927 - Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	1.000.000.000
				- Programas y Proyectos	1.000.000.000
				• Fortalecimiento de las Capacidades Institucionales de FONDOIN	1.000.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	02	02	08	Transferencias de Capital a Instituciones Públicas Financieras No Bancarias	7.913.405.190
				A0846 - Instituto Nacional de Desarrollo de la Pequeña y Mediana Industria (INAPYMI)	7.913.405.190
				- Programas y Proyectos	7.913.405.190
				• Financiamiento Directo a la Pequeña y Mediana Industria	5.500.000.000
				• Censo Económico (Registro de Unidades Económicas)	2.413.405.190
407	02	02	10	Transferencias de Capital a Servicios Autónomos Sin Personalidad Jurídica	4.376.950.000
				A0205 - Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)	3.993.400.000
				- Recursos Ordinarios	30.265.190
				- Programas y Proyectos	3.963.134.810
				• Acondicionamiento de la Planta Física de la Oficina Regional de Maracaibo	100.000.000
				• PYMES del Conocimiento	755.734.810
				• Implantación del Sistema de Calidad y Gestión Ambiental en las PYMES	707.400.000
				• Construcción y Equipamiento de los Laboratorios Nacionales de Metrología	2.000.000.000
				• Promoción y Difusión del Servicio de SENCAMER	400.000.000
				A0828 - Servicio Autónomo de la Propiedad Intelectual (SAPI)	383.550.000
				- Gestión Fiscal (Convenio de Cooperación)	383.550.000
				TOTAL	**18.335.700.255**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	200.000.000
407	01	00	00	Transferencias Corrientes Internas	200.000.000
407	01	01	00	Transferencias Corrientes al Sector Privado	200.000.000
407	01	01	98	Otros Subsidios Económicos Directos al Sector Privado	200.000.000
				S0301 - Consejo Nacional de Promoción de Inversiones (CONAPRI)	100.000.000
				- Recursos Ordinarios	50.000.000
				- Gestión Fiscal	50.000.000
				S0690 - Fundación Tecnológica de Seguridad Integral (FUNSEIN)	100.000.000
				- Recursos Ordinarios	100.000.000
				TOTAL	**200.000.000**

PROGRAMA: 04 Comercio

UNIDAD EJECUTORA: Viceministro de Comercio

Tiene como objetivo diseñar la política comercial y promover el desarrollo del mercado nacional de bienes y servicios en condiciones de competencia leal, con el fin de incrementar y fortalecer la participación de la producción nacional en el comercio internacional dentro del marco de los compromisos internacionales, con criterios de políticas de equidad económica y social.

El programa se propone definir y coordinar la política de comercio interior en el país, a fin de procurar que los resultados de mercado sean semejantes a los previstos en condiciones de competencia, a través de la corrección de sus fallas, mediante la promoción de cadenas de comercialización eficientes, adecuación de las normas y *regulaciones a las condiciones que permitan mejorar los resultados, pautas para la educación, organización y* defensa del consumidor, fortalecimiento del comercio interno y promoción del establecimiento de condiciones de competitividad como directrices estratégicas, todo ello con la finalidad de impulsar un ambiente de mercado competitivo. Con el Plan de Desarrollo Endógeno se pretende garantizar el abastecimiento mediante la lucha contra las prácticas oligopólicas de la producción, distribución y comercialización de bienes y servicios.

En comercio exterior, el objetivo de la política consistirá en el fortalecimiento del sector exportador para incrementar su participación en los mercados internacionales, con especial énfasis en aquellas economías con las cuales la República Bolivariana de Venezuela ha suscrito acuerdos de integración de libre comercio o complementación económica. En el Plan de Desarrollo Endógeno se plantea la integración Latinoamericana y del Caribe (Mandato Constitucional) y exigencia de reconocimiento de asimetría en cualquier negociación.

Asimismo, orientará y suministrará información adecuada a las empresas exportadoras del país sobre oportunidades en los mercados mundiales, fomentará el crecimiento y diversificación de las exportaciones no tradicionales, fortalecerá la oferta exportable permitiendo el posicionamiento exitoso de Venezuela en la economía internacional de los sectores productivos nacionales, así como defender los intereses económicos del país en los casos de controversias internacionales.

COMISIÓN ANTIDUMPING Y SOBRE SUBSIDIOS (CASS)

Su objetivo principal es velar por el cumplimiento de la Ley Sobre Prácticas Desleales del Comercio Internacional y su Reglamento, así como el cumplimiento de todos aquellos acuerdos internacionales en la materia Antidumping y Sobre Subsidios, medidas Compensatorias y Salvaguardias de los cuales sea parte la República Bolivariana de Venezuela. La comisión se encarga de conducir los procedimientos e investigaciones destinados a determinar la existencia de dumping o subsidios y de daño a la producción nacional de bienes similares, con el objeto de compensar el efecto perjudicial que estas prácticas causarían sobre el producto nacional, así como velar para que la competencia entre los bienes nacionales e importados se de en igualdad de condiciones.

SUPERINTENDENCIA PARA LA PROMOCIÓN Y PROTECCION DE LA LIBRE COMPETENCIA (PROCOMPETENCIA)

Tiene como misión promover y proteger el ejercicio de la libre competencia y la eficiencia económica en beneficio de los productores y consumidores en el ámbito nacional, mediante dos vías fundamentales que son complementarias entre sí, a saber: la reingeniería institucional y la prevención de prácticas que restringen el comercio

En la actualidad, las primeras de estas tareas se llevan a cabo de diferentes maneras. En primer lugar, participa activamente en el diseño de anteproyectos de ley y en discusiones de orden político sobre aspectos relacionados con la desregulación, con el objeto de evitar la aprobación de normas que contengan disposiciones que afecten negativamente el comercio o la libertad económica.

La segunda gran área de acción contempla la ejecución de las disposiciones antimonopólicas venezolanas, esta función se lleva a cabo con el objeto de eliminar las restricciones que provienen de las conductas de los particulares, según este enfoque el objetivo final de la política de competencia no es garantizar un mayor número de firmas en el mercado, sino garantizar el desarrollo económico a lo largo del tiempo.

SUPERINTENDENCIA NACIONAL DE COOPERATIVAS (SUNACOOP)

Es la encargada del registro, inspección, vigilancia, supervisión del funcionamiento y desarrollo, fomento de las cooperativas y la coordinación de las actividades de promoción de cooperativas que realicen los organismos del estado.

Entre sus acciones importantes destacan:

- Promover y proteger la promoción, elaboración de planes de desarrollos para el fomento del cooperativismo del país.
- Incentivar la participación de los trabajadores y la comunidad, en la gestión de empresas cooperativas.
- Garantizar la igualdad de condiciones para participar en las compras y concesiones del estado.
- Promover y fortalecer los sistemas de financiamiento a las cooperativas.
- Llevar el registro y control de las cooperativas existente en el ámbito nacional.
- Conformación de empresas cooperativas en las áreas rurales y urbanas de las cadenas productivas.
- Dotar al movimiento cooperativo de un nuevo marco legal, acorde con la transformación que se produce en el país.
- Fomentar el movimiento cooperativo a nivel nacional.

SUPERINTENDENCIA DE INVERSIONES EXTRANJERAS (SIEX)

Tiene como objetivo la promoción, protección y registro de capitales extranjeros y contratos sobre marcas, patente, licencias y regalías que se realicen en el país, con excepción de las inversiones extranjeras a que se refiere el Artículo 150 de la Constitución de la República Bolivariana de Venezuela, así como aquellas destinadas a la defensa nacional y a los sectores de hidrocarburos, mineral de hierro, banca y seguro, igualmente registrará los contratos de transferencias de tecnología con excepción de aquellos suscritos de hidrocarburos, mineral de hierros, conforme al Decreto 2.095.

Para alcanzar los objetivos y metas propuestas, la Superintendencia dirigirá su plan de trabajo hacia los inversionistas extranjeros, sub-regionales y nacionales, orientando su gestión a la promoción, protección y registros de las inversiones y a la transferencia de tecnología mediante las siguientes acciones:

- Minimizar el tiempo de respuesta de las solicitudes de registro de inversión extranjera, calificación de empresa, credencial de inversionista nacional y contratos de transferencia de tecnología.

- Intensificar los contactos con los entes privados y públicos nacionales y regionales, a fin de conocer sus necesidades y proyectos de inversión y poder brindarles apoyo sirviéndoles de enlace con los potenciales inversionistas.

- Continuar con el programa de difusión de la normativa legal en materia de inversiones extranjeras y de transferencia de tecnología mediante el Decreto 2.095, así como de otras materias relacionadas tales como el Manual de Procedimiento para el Usuario, Régimen Tributario, Convenios Bilaterales entre otros.

- Propiciar la suscripción de acuerdos de doble tributación, los cuales vendrían a reforzar las garantías y los estímulos a la inversión extranjera en el país.

INSTITUTO PARA LA DEFENSA Y EDUCACION DEL CONSUMIDOR Y DEL USUARIO (INDECU)

El organismo tiene como objetivo primordial educar, orientar e informar a los consumidores de los derechos consagrados en la Ley de Protección al Consumidor y del Usuario y sus Reglamentos, así como dirimir controversias entre consumidores y proveedores de bienes y servicios y aplicar las sanciones a que hubiere lugar por transgresiones a la Ley. Se ha previsto una asignación de Bs. 8.000,0 millones, correspondiendo a gastos corrientes Bs. 6.000,0 millones y transferencias para gastos de capital Bs. 2.000,0 millones, por la Ley Especial de Endeudamiento, para ejecutar el proyecto Portal de Denuncias INDECU, que se realizará nivel nacional y estadal.

Con base a la filosofía de gestión definida en el Plan Estratégico 2001-2006 las acciones fundamentales del Instituto en el marco del plan operativo anual darán prioridad a los siguientes aspectos:

– Fortalecimiento del Sistema Nacional de Protección al Consumidor (SNPC), que tiene como fin:

 - Coordinar y convenir con Gobernaciones y Alcaldías la instalación y funcionamiento de las oficinas regionales y municipales para la atención, educación y defensa de consumidores y usuarios.

 - Creación de la primera Asociación Civil Pro-Defensa de los Consumidores y Usuarios, conformados por funcionarios de la Administración Pública.

 - Promover a nivel nacional la Organización de Consumidores y Usuarios

– Defensa a Consumidores y Usuarios, dentro de sus acciones:

 - Garantizar a consumidores y usuarios sus derechos e intereses establecidos en la Ley.

 - Asesorar la estructuración y funcionamiento de las Juntas de Sustanciación de los Municipios del país.

 - Monitorear en forma permanente el mercado de bienes y servicios del país.

- Promoción, educación e información, dentro de sus acciones tenemos:
 - La orientación, información y educación tienen como norte la participación y organización de los consumidores, bajo la convicción de que es la mejor vía para garantizar su protección y la salvaguarda de sus derechos e intereses.
 - La acción medular en los planes y proyectos del Instituto, es la educación e información al igual que la defensa a consumidores y usuarios.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Fomento, Promoción y Desarrollo del Comercio Exterior e Interior	Política	1	18.932.614.726
TOTAL			**18.932.614.726**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	7.566.988.228
	- Recursos Ordinarios	6.557.030.912
	- Gestión Fiscal	1.009.957.316
402	Materiales y Suministros	431.436.016
	- Recursos Ordinarios	375.119.715
	- Gestión Fiscal	56.316.301
403	Servicios No Personales	2.453.475.473
	- Recursos Ordinarios	1.458.165.645
	- Gestión Fiscal	995.309.828
404	Activos Reales	375.715.009
	- Recursos Ordinarios	213.933.546
	- Gestión Fiscal	161.781.463
407	Transferencias	8.105.000.000
	- Recursos Ordinarios	3.055.000.000
	- Gestión Fiscal	3.050.000.000
	- Programas y Proyectos	2.000.000.000
	TOTAL	**18.932.614.726**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	289	3.878.670.271
- Directivo	38	796.254.976
- Profesional y Técnico	181	2.617.558.843
- Personal Administrativo	61	412.191.062
- Obreros	9	52.665.390
Personal Contratado	66	382.864.128
- Empleados	58	366.664.152
- Obreros	8	16.199.976
TOTAL	**355**	**4.261.534.399**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	8.000.000.000
407	01	00	00	Transferencias Corrientes Internas	6.000.000.000
407	01	02	00	Transferencias Corrientes al Sector Público	6.000.000.000
407	01	02	02	Transferencias Corrientes a los Entes Descentralizados	6.000.000.000
				A0142 - Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	6.000.000.000
				- Recursos Ordinarios	3.000.000.000
				- Gestión Fiscal	3.000.000.000
407	02	00	00	Transferencias de Capital Internas	2.000.000.000
407	02	02	00	Transferencias de Capital al Sector Público	2.000.000.000
407	02	02	02	Transferencias de Capital a los Entes Descentralizados	2.000.000.000
				A0142 - Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	2.000.000.000
				- Programas y Proyectos	2.000.000.000
				• Portal de Denuncias INDECU	2.000.000.000
				TOTAL	**8.000.000.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	100.000.000
407	01	00	00	Transferencias Corrientes Internas	100.000.000
407	01	01	00	Transferencias Corrientes al Sector Privado	100.000.000
407	01	01	98	Otros Subsidios Económicos Directos al Sector Privado	100.000.000
				S0300 - Consejo Nacional de Economía	100.000.000
				- Recursos Ordinarios	50.000.000
				- Gestión Fiscal	50.000.000
				TOTAL	**100.000.000**

PROGRAMA: 05 Turismo

UNIDAD EJECUTORA: Viceministro de Turismo

Este programa tiene como objetivo el desarrollo y la promoción del turismo a nivel nacional, a través de la organización del sector a los efectos de facilitar, fomentar, coordinar y controlar la actividad turística, estableciendo mecanismos de participación y concertación entre los sectores públicos y privados.

Concientes de la importancia que tiene la actividad turística en los actuales momentos, se intenta fortalecerla y desarrollarla, con la formulación y ejecución del Plan de Desarrollo Endógeno. En tal sentido, los proyectos inmersos dentro de este plan viabilizan y adecuan los espacios turísticos para la recreación y disfrute del visitante y/o turista. Su objetivo es fomentar, orientar, fortalecer y promover con criterio de sostenibilidad, planes, programas y proyectos a fin de alcanzar el desarrollo de la actividad turística, propiciando la incorporación de las comunidades organizadas que afiancen la identidad nacional y generen empleo.

Sus acciones relevantes son las siguientes:

- Crear una empresa del estado venezolano para operaciones turísticas.
- Creación de una Aerolínea Bandera que permita impulsar la estrategia turística.

- Adecuar las condiciones ambientales para las playas ubicadas en los polos turísticos (Estados Falcón, Carabobo, Vargas, Sucre y Nueva Esparta).
- Plan de manejo integral de residuos sólidos en el Parque Nacional Morrocoy.
- Rescatar la identidad Nacional, Regional y Local, a través de la comercialización de productos de la gastronomía típica venezolana "Ruta de la Empanada", en los Estados Falcón, Nueva Esparta, Sucre y Vargas.
- Contribuir en la formación y capacitación del recurso humano dentro del sistema turístico nacional de acuerdo a las necesidades del sector.

INSTITUTO AUTÓNOMO FONDO NACIONAL DE PROMOCIÓN Y CAPACITACIÓN PARA LA PARTICIPACIÓN TURÍSTICA (INATUR).

Es el Instituto que se encarga de ejecutar la política de divulgación, publicidad y promoción nacional e internacional, tanto de sus actividades como de los atractivos y ofertas turísticas, así como desarrollar los planes en materia de capacitación, formación y desarrollo del recurso humano del sector turístico nacional. El ente recibirá un aporte de Bs. 4.725,9 millones financiados de la siguiente manera: Bs. 3.225,9 millones por Gestión Fiscal, correspondiendo Bs. 725,9 millones al Convenio de Cooperación y Bs. 2.500,0 millones para gastos de inversión y Bs. 1.500,0 millones por la Ley de Endeudamiento, que se aplicará en los siguientes proyectos:

- Campaña Promocional Bs. 1.000,0 millones
- Sensibilización y Capacitación para la Participación Turística Bs. 500,0 millones.

Sus actividades fundamentales son:

- Promoción de los sitios turísticos del país
- Estímulo sostenido del turismo en Venezuela
- Convertir al país en un destino turístico competitivo, como alternativa válida para el logro del desarrollo sustentable.
- Estímulo del turismo de manera sostenida en mercados internacionales
- Promoción del atractivo de los destinos turísticos que posee Venezuela, en cuanto a ecoturismo, gastronomía, cultura y tradiciones y turismo de aventura.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Desarrollo de Políticas para Fomentar el Turismo	Política	1	6.669.045.359
TOTAL			**6.669.045.359**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de Personal	860.490.572
	- Recursos Ordinarios	860.490.572
402	Materiales y Suministros	164.366.866
	- Recursos Ordinarios	86.560.638
	- Gestión Fiscal	77.806.228
403	Servicios No Personales	775.816.081
	- Recursos Ordinarios	561.906.204
	- Gestión Fiscal	213.909.877
404	Activos Reales	142.445.440
	- Recursos Ordinarios	101.977.973
	- Gestión Fiscal	40.467.467
407	Transferencias	4.725.926.400
	- Gestión Fiscal	3.225.926.400
	- Programas y Proyectos	1.500.000.000
	TOTAL	**6.669.045.359**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	62	860.490.572
- Directivo	4	65.544.816
- Profesional y Técnico	51	744.140.159
- Personal Administrativo	7	50.805.597
TOTAL	**62**	**860.490.572**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	4.725.926.400
407	01	00	00	Transferencias Corrientes Internas	725.926.400
407	01	02	00	Transferencias Corrientes al Sector Público	725.926.400
407	01	02	02	Transferencias Corrientes a los Entes Descentralizados	725.926.400
				A0211 - Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	725.926.400
				- Gestión Fiscal (Convenio de Cooperación)	725.926.400
407	02	00	00	Transferencias de Capital Internas	4.000.000.000
407	02	02	00	Transferencias de Capital al Sector Público	4.000.000.000
407	02	02	02	Transferencias de Capital a los Entes Descentralizados	4.000.000.000
				A0211 - Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	4.000.000.000
				- Gestión Fiscal	2.500.000.000
				- Programas y Proyectos	1.500.000.000
				• Campaña Promocional	1.000.000.000
				• Sensibilización y Capacitación para la Participación Turística	500.000.000
				TOTAL	**4.725.926.400**

Ministerio de Infraestructura

MINISTERIO DE INFRAESTRUCTURA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

El Ministerio de Infraestructura (MINFRA) para el Ejercicio Fiscal 2004, sustenta su política presupuestaria en la racionalización y discrecionalidad del gasto público, producto de la rigidez fiscal y el comportamiento de los ingresos financieros, que a través de las diferentes Fuentes de Financiamiento prevé el Ejecutivo Nacional. En tal sentido, el Despacho orientará su gestión hacia el desarrollo de los Equilibrios Social y Territorial contemplados en las Líneas del Plan Nacional de Desarrollo Económico y Social de la Nación 2001-2007, promulgado por el Poder Nacional y en las Políticas Institucionales.

En el contexto de los Equilibrios Social y Territorial, MINFRA dirige los recursos presupuestarios en materia de inversión, a atender las directrices estratégicas contempladas en el Plan Operativo Anual Nacional (POAN), con el propósito de responder a la consolidación y cumplimiento de la competencia en el área de la Política Habitacional y de financiamiento a la vivienda, a través de los Organismos Adscritos vinculados al desarrollo de soluciones habitacionales (CONAVI, INAVI, FONDUR, FUNDABARRIOS, SAFIV, FUNDACOMUN y SAVIR); promover el desarrollo de la infraestructura de servicio de transporte en lo relativo a los puertos, muelles y demás obras, instalaciones y servicios conexos; asimismo, lo inherente a los aeródromos, aeropuertos y terminales de pasajeros en general, con énfasis en el fortalecimiento de la estructura regional, brindando el apoyo necesario para la solidificación de las gestiones descentralizadas, con el consiguiente desarrollo hacia el interior del país e impulsar los sistemas de comunicación y la intermodalización del sistema de transporte nacional: Terrestre, Aéreo, Marítimo y Acuático, con la intervención de Institutos y Organismos impulsores (INC, INEA, SAVA, FONTUR, IAFE, INAC, CAMETRO, METROTEQUES, VALMETRO, METROMARA, INTTT, INFRAM y CONATEL), incluyendo éste último, la regulación y control de las telecomunicaciones en general y de los servicios telefónicos; estableciendo vinculación entre las políticas de cada una de las áreas estratégicas con los proyectos de acción a desarrollarse en forma prioritaria, durante el Ejercicio Fiscal 2004. Igualmente, se atienden las prioridades de vialidad en el sector agrícola en procura de ampliar el desarrollo económico - social de estas áreas.

Dentro de este orden de ideas, el Despacho establece como lineamientos prioritarios los siguientes: dirigir recursos hacia la satisfacción de las necesidades de la población, atendiendo a obras de carácter estratégico, reproductivas y generadoras de empleo, ubicadas en las Zonas Especiales de Desarrollo (ZEDES) y en los Núcleos Endógenos de Desarrollo Sustentables (NEDES); así como en la capacidad de respuesta institucional; en particular, en el área estratégica de Desarrollo Urbano y Vivienda que fomentan la construcción de viviendas productivas, que satisfagan la demanda habitacional de la población; impulsar la construcción de espacios para vivienda y hábitat, que contribuyan a desarrollar los programas de la economía social; promover la participación de la población en el fortalecimiento de las organizaciones comunales, que estimulen la construcción de viviendas y obras de infraestructura para la consolidación de las comunidades; fortalecer el desarrollo del programa nacional de vivienda y hábitat, con énfasis en los ejes de desarrollo territorial; promover la suscripción de convenios entre los organismos ejecutores de vivienda con Gobernaciones y Alcaldías para la construcción de desarrollos habitacionales; incentivar la construcción de viviendas destinadas a la reubicación de habitantes de zonas de altos riesgos geológicos, hidrológicos y geomorfológicos; promover el diseño y construcción de prototipos de viviendas indígenas adaptadas a sus condiciones socioculturales; incentivar la construcción de obras de equipamiento urbano de interés nacional; impulsar el proceso de formulación, seguimiento y control de las políticas, disposiciones legales y reglamentos en materia de desarrollo urbano y vivienda, mediante la coordinación del crédito suministrado por el Estado para el financiamiento de la vivienda.

En el área de Equipamiento Urbano, el Ministerio de Infraestructura, a través del Programa de Construcción de Edificaciones, concentrará la orientación y desarrollo de sus acciones en la culminación de aquellas obras de equipamiento urbano de interés nacional, estatal y municipal que se encuentren paralizados o en ejecución y la culminación de obras públicas en los sectores prioritarios como son: Salud, Educación Básica y Superior con estudios y proyectos aprobados, tras la búsqueda de calidad, eficiencia y eficacia gerencial del Despacho, a través de los servicios públicos complementarios, ampliaciones y mejoras, reparaciones, remodelaciones de instalaciones públicas que contribuyan a la consolidación de los equilibrios señalados en el Plan Nacional de Desarrollo Económico-Social en concordancia con los Sectores de Seguridad y Defensa y Apoyo a la Producción. Asimismo, en materia de Ordenamiento Urbano, los recursos se dirigen a impulsar la elaboración y actualización de Planes de Ordenación urbanística a escala nacional, así como a asesorar técnicamente a la Gobernaciones y Alcaldías, en materia de Planificación Urbanística. Por su parte, en materia inquilinaria, la acción se orienta a impulsar el

proceso de formulación, seguimiento y control de las disposiciones legales y reglamentarias relativas a los alquileres.

En cuanto al Servicio de Transporte y Vías de Comunicaciones, el Ministerio continúa con la consolidación de los programas de renovación y repotenciación de las unidades de transporte público urbano, interurbano, rural y rutas populares; el fortalecimiento de los programas de subsidio en materia de transporte urbano a nivel nacional; estimular el apoyo técnico, financiero y la capacitación del personal de las Gobernaciones y Alcaldías en materia de transporte urbano y vialidad; promover el establecimiento de tarifas de transporte público urbano, en coordinación con los organismos involucrados, impulsar las obras de infraestructura del sector transporte; impulsar el desarrollo de los servicios de transporte; fortalecer el programa de vigilancia de tránsito en todo el territorio nacional; promover la reactivación del programa de concesiones en materia de servicios de transporte; impulsar el proceso de formulación, seguimiento y control de las políticas, disposiciones legales y reglamentos en materia de transporte.

Del mismo modo, en lo que respecta a las diferentes modalidades del transporte, los recursos son destinados a: incentivar el desarrollo de los sistemas de metros como principales medios de transporte masivo del Distrito Metropolitano de Caracas, de las áreas circunvecinas y de las principales capitales de estado; impulsar el desarrollo del sistema ferroviario, integrándolo al sistema de transporte multimodal; impulsar el transporte de carga, rehabilitando la vía y optimizando el uso del material rodante; estimular la promoción de estudios y proyectos concretados en el Plan Ferroviario nacional; desarrollar la infraestructura aeroportuaria y portuaria con énfasis en el eje Orinoco - Apure; impulsar la construcción, rehabilitación y el mantenimiento de autopistas, carreteras, puentes y túneles; impulsar el desarrollo de la vialidad urbana, interurbana y rural a nivel nacional; fortalecer los acuerdos binacionales para la construcción de la infraestructura vial en las regiones fronterizas; asesorar técnicamente sobre calidad de los materiales utilizados para la construcción de la infraestructura vial; incentivar la construcción de la vialidad agrícola con énfasis en los ejes de desconcentración territorial y promover la rehabilitación y mantenimiento de la vialidad agrícola a nivel nacional.

Igualmente, en cuanto a los Servicios de Comunicaciones, los recursos presupuestarios se dirigen a Impulsar el desarrollo y el fortalecimiento del sector de las telecomunicaciones a nivel regional y de las zonas fronterizas; estimular la elaboración de estudios y proyectos de investigación en materia de comunicaciones; regular y controlar los servicios de divulgación sonora y audiovisual, acorde con el marco legal vigente; orientar el desarrollo de las comunicaciones para satisfacer las necesidades culturales, sociales, educativas e informativas de la población para resguardar la identidad nacional y estimular el desarrollo de la imagen que permita la excelencia en la prestación del servicio postal telegráfico.

En el Desarrollo institucional la acción se orienta a estimular tanto la producción de publicaciones oficiales sobre la gestión institucional, como la de los instrumentos relativos a los aspectos organizacionales y metodológicos de este Ministerio, cónsonos con los nuevos enfoques tecnológicos y la misión institucional; implementar programas de capacitación y mejoramiento del recurso humano; optimizar una estructura organizacional y funcional que garantice una eficiente gestión administrativa; incentivar el recurso humano del Ministerio en la atención eficiente a los usuarios, que permita efectividad de la gestión institucional.

Con miras a lograr una acertada disciplina fiscal, la Política Presupuestaria 2004, se orienta hacia la optimización de la distribución de los recursos, destinados a la inversión, para lo cual cuenta con aquellos provenientes de origen ordinario y extraordinario (Ley Especial de Endeudamiento), destinados a la ejecución de los programas y proyectos de inversión, permitiendo así, la ampliación y el fortalecimiento de la infraestructura nacional en las áreas prioritarias.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinación, Asesoramiento y Apoyo Técnico, Presupuestario, Administrativo y Legal al Ciudadano Ministro y a los Distintos Programas que Conforman el Ministerio de Infraestructura	Documento	10.000	185.945.491.052
Gastos de Funcionamiento	Bolívar	12	1.320.276.937
Planes Particulares	Plan	3	300.000.000
Elaboración de Planes de Ordenación Urbanística			

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
y Expropiaciones	Plan	4	700.000.000
Actividades Operativas de Apoyo	Unidad	243.000	13.423.403.925
Elaboración de Estudios y Proyectos	Estudio	42	3.780.000.000
Construcción de Autopistas	Km.	93	40.789.070.000
Construcción de Vías Urbanas	Km.	37	5.631.500.000
Carreteras	Km.	73	7.000.000.000
Conservación y Mantenimiento Red Vial del País	Km.	1.161	11.485.000.000
Edificaciones Médico-Asistenciales	M2	185.136	17.354.000.000
Edificaciones para Educación Básica y Diversificada	M2	98.173	6.587.480.000
Edificaciones para Educación Superior, Ciencia y Tecnología	M2	82.881	10.359.820.000
Edificaciones para la Cultura	M2	14.768	1.890.000.000
Edificaciones Deportivas	M2	13.221	1.359.720.000
Edificaciones para Seguridad y Defensa	M2	10.230	1.495.000.000
Edificaciones Varias	M2	36.839	14.046.800.000
Dirección, Proyectos e Inspección de Edificaciones	Proyecto	200	2.033.685.858
Estudios y Proyectos de Inspección de Obras	Proyecto	49	500.000.000
Infraestructura de Apoyo a la Producción	M2	2.368	300.000.000
Inspecciones, Dictámenes, Multas y Otros Trámites Inquilinarios	Procedimiento	6.070	669.647.213
Actividades Operativas de Apoyo	Trámite	683.157	539.531.042
Conservación y Rehabilitación en Vías Agrícolas Regionales	Km.	64	3.977.200.000
Beneficios Sociales	Bolívar	4.048.098	177.970.250.050
Administración de los Recursos Asignados para los Gastos de Funcionamiento de Cada Uno de los Centros Estadales de Coordinación.	Bolívar	3.905.687	73.904.775.259
Actividades Operativas de Apoyo	Documentos	1.000.000	13.440.838.664
Planes y Estudios Estratégicos	Plan	10	1.800.000.000
Transferencia de Recursos para Financiar la Construcción, Reconstrucción y Diseños de Políticas en Materia de Viviendas, Ambiental, Casco Histórico y Otras Edificaciones	Bolívar	30	1.329.490.298.000
TOTAL			**1.928.093.788.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	185.945.491.052
04	Planificación y Regulación de Obras Públicas y Desarrollo Urbano	2.320.276.937
05	Vialidad Terrestre	82.108.973.925
06	Construcción de Edificaciones	55.926.505.858
07	Inquilinato	669.647.213
08	Vialidad Agrícola	4.516.731.042
09	Previsión y Protección Social	177.970.250.050
10	Administración Regional	73.904.775.259
11	Planificación Estratégica de Transporte	15.240.838.664
98	Asignaciones a Organismos del Sector Público	1.329.490.298.000
		1.928.093.788.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	282.631.221.822
	- Recursos Ordinarios	282.631.221.822
402	Materiales y Suministros	9.470.785.492
	- Recursos Ordinarios	9.470.785.492
403	Servicios no Personales	31.611.515.664
	- Recursos Ordinarios	31.611.515.664
404	Activos Reales	139.026.452.019
	- Recursos Ordinarios	81.063.062.019
	- Programas y Proyectos	57.963.390.000
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.147.200.000
	- Recursos Ordinarios	4.147.200.000
407	Transferencias	1.461.206.613.003
	- Recursos Ordinarios	467.787.415.003
	- Gestión Fiscal	234.047.488.000
	- Programas y Proyectos	720.269.610.000
	- Otras Fuentes de Financiamiento	39.102.100.000
		1.928.093.788.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	12.590	89.815.231.921
- Directivo	906	24.967.939.673
- Profesional y Técnico	4.175	33.466.008.427
- Personal Administrativo	2.076	8.424.684.623
- Personal de Investigación	66	376.938.809
- Personal Médico	31	303.383.135
- Obreros	5.336	22.276.277.254
Personal Fijo a Tiempo Parcial	93	443.647.439
- Profesional y Técnico	2	7.294.438
- Personal Médico	91	436.353.001
Personal Contratado	577	2.603.079.756
- Empleados	212	1.495.212.396
- Obreros	365	1.107.867.360
TOTAL	**13.260**	**92.861.959.116**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	324	786.762.231
II	247.105 - 297.105	329	1.055.579.472
III	297.106 - 347.106	5.073	19.844.886.846
IV	347.107 - 397.107	2.369	10.458.329.775
V	397.108 - 447.108	680	3.404.944.746
VI	447.109 - 497.109	324	1.824.844.656
VII	497.110 - 547.110	452	2.816.419.948
VIII	547.111 - 597.111	422	2.881.277.059
IX	597.112 - 647.112	800	5.891.584.100
X	647.113 - 697.113	462	3.718.295.538
XI	697.114 - 747.114	365	3.159.815.903
XII	747.115 - 797.115	554	5.120.895.511
XIII	797.116 - 847.116	205	2.019.333.843
XIV	847.117 - 897.117	218	2.279.201.464
XV	897.118 - 947.118	124	1.375.237.759
XVI	947.119 - 997.119	100	1.169.153.936
XVII	997.120 Y MÁS	459	25.055.396.329
	TOTAL	**13.260**	**92.861.959.116**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
A0071	Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)	14.256.000.000
A0148	C.A. Metro de Maracaibo	8.333.570.000
A0212	Metro de los Teques	69.724.800.000
A0213	Fundación para el Desarrollo Académico Integral de la Universidad del Zulia (FUNDADESARROLLO)	3.268.350.000
A0326	Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)	34.481.100.000
A0330	Fundación Fondo Nacional de Transporte Urbano (FONTUR)	47.192.670.000
A0367	Fundación Laboratorio Nacional de Vialidad (LANAVIAL)	395.000.000
A0386	Fundación para el Equipamiento de Barrios (FUNDABARRIOS)	776.000.000
A0411	Fundación Pro - Patria 2000	672.800.000
A0601	Desarrollos Urbanos de la Costa Oriental del Lago de Maracaibo S.A. (DUCOLSA)	11.394.500.000
A0621	C.A. Metro de Caracas (CAMETRO).	234.038.130.000
A0637	Instituto de Infraestructura de Mérida (INFRAM) Sistema de Transporte Masivo	14.235.480.000
A0651	Metro de Valencia (VALMETRO)	27.889.920.000
A0658	Instituto Autónomo Aeropuerto Internacional de Maiquetía (I.A.A.I.M.)	3.631.500.000
A0659	Instituto Autónomo Ferrocarriles del Estado (IAFE)	304.297.098.000
A0660	Instituto Postal Telegráfico (IPOSTEL)	27.950.500.000
A0661	Instituto Nacional de Canalizaciones (I.N.C)	7.835.380.000
A0662	Instituto Nacional de la Vivienda (INAVI)	28.251.990.000
A0675	Promotora del Desarrollo Urbano de la Región Zuliana C.A. (PRODUZCA)	1.841.330.000
A0714	Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI)	1.836.500.000
A0805	Fondo Nacional de Desarrollo Urbano (FONDUR)	78.504.080.000
A0830	Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	1.189.700.000
A0905	Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV)	318.868.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0939	Instituto Nacional de Aviación Civil (I.N.A.C.)	20.917.440.000
A0940	Instituto Nacional de Tránsito y Transporte Terrestre (I.N.T.T.T)	57.050.000.000
E5709	Municipio San Joaquín	1.452.600.000
E6202	Municipio Crespo	363.150.000
E6806	Municipio Bolívar	817.090.000
E7213	Municipio Machiques de Perijá	472.100.000
E6800	Gobernación del Estado Sucre	7.553.520.000
	TOTAL	**1.329.490.298.000**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	1.326.272.858
407	01	00	00	Transferencias Corrientes Internas	1.301.734.744
407	01	01	00	Transferencias Corrientes al Sector Privado	1.301.734.744
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.278.200.000
				S0828 - Jardín de Infancia Raúl Vásquez Zamora.	858.600.000
				S1499 - Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	419.600.000
407	01	01	15	Subsidios a Organismos Laborales y Gremiales	23.534.744
				S0420 - Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	4.678.349
				S0425 - Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	5.580.000
				S0454 - Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	5.566.595
				S0465 - Federación Nacional de Obreros Dependientes del Estado (FENODE).	6.709.800
				S0917 - Sindicato Único Nacional de Empleados Públicos (S.U.N.E.P.).	1.000.000
407	99	00	00	Transferencias Corrientes y de Capital Diversas	24.538.114
407	99	01	00	Transferencias Corrientes Diversas	24.538.114
				S1496 - Unidad Educativa Preescolar y Taller de Creatividad FUDECO-MINDUR	24.538.114

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

Para el Ejercicio Fiscal 2004, este programa continuará ejecutando las actividades inherentes al cumplimiento de las tareas administrativas apropiadas al mejoramiento y desarrollo del funcionamiento interno del Ministerio de Infraestructura "MINFRA", que en su rol de Ente Coordinador de lineamientos de políticas en materia de infraestructura debe atender y actualizar infinidad de procesos, consultas, procedimientos y registros que coadyuven al crecimiento y desarrollo interno, en aras de fortalecer las bases que permitan el crecimiento y desarrollo de todo el sector de infraestructura, a través de la formación del personal idóneo y agilización de los procesos administrativos involucrados directa e indirectamente.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinación, Asesoramiento y Apoyo Técnico, Presupuestario, Administrativo y Legal al Ciudadano Ministro y a los Distintos Programas que Conforman el Ministerio de Infraestructura	Documento	10.000	185.945.491.052
TOTAL			**185.945.491.052**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de Personal	147.612.119.416
	- Recursos Ordinarios	147.612.119.416
402	Materiales y Suministros	3.349.292.639
	- Recursos Ordinarios	3.349.292.639
403	Servicios no Personales	26.515.531.103
	- Recursos Ordinarios	26.515.531.103
404	Activos Reales	4.248.606.969
	- Recursos Ordinarios	4.248.606.969
406	Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.147.200.000
	- Recursos Ordinarios	4.147.200.000
407	Transferencias	72.740.925
	- Recursos Ordinarios	72.740.925
		185.945.491.052

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	2.485	33.217.333.391
- Directivo	204	20.156.342.153
- Profesional y Técnico	622	5.763.239.795
- Personal Administrativo	426	1.789.282.492
- Personal Médico	12	110.458.221
- Obreros	1.221	5.398.010.730
Personal Fijo a Tiempo Parcial	8	31.817.186
- Profesional y Técnico	2	7.294.438
- Personal Médico	6	24.522.748
Personal Contratado	87	567.248.868
- Empleados	73	535.316.100
- Obreros	14	31.932.768
TOTAL	**2.580**	**33.816.399.445**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	61	166.579.594
II	247.105 - 297.105	14	43.102.583
III	297.106 - 347.106	775	3.057.481.275
IV	347.107 - 397.107	590	2.598.273.581
V	397.108 - 447.108	231	1.169.680.838
VI	447.109 - 497.109	117	648.977.550
VII	497.110 - 547.110	74	459.554.796
VIII	547.111 - 597.111	71	492.816.268
IX	597.112 - 647.112	143	1.060.099.438
X	647.113 - 697.113	47	381.684.105
XI	697.114 - 747.114	42	360.541.424
XII	747.115 - 797.115	151	1.400.266.152
XIII	797.116 - 847.116	32	314.232.567
XIV	847.117 - 897.117	60	624.716.477
XV	897.118 - 947.118	31	342.723.746
XVI	947.119 - 997.119	13	153.329.171
XVII	997.120 Y MÁS	128	20.542.339.880
	TOTAL	**2.580**	**33.816.399.445**

PROGRAMA: 04 Planificación y Regulación de Obras Públicas y Desarrollo Urbano

UNIDAD EJECUTORA: Dirección General de Planificación y Regulación de Obras Públicas y Desarrollo Urbano

La Dirección General de Planificación y Regulación de Obras Públicas y Desarrollo Urbano tiene como objetivo, fortalecer el sistema nacional de planificación, mediante la participación en la elaboración y formulación de los instrumentos que lo integran, con especial énfasis en Planes de Ordenación del Territorio, de Prevención y Mitigación de Riesgos y de Turismo.

Contribuir al desarrollo equilibrado del territorio, mediante la elaboración y formulación de los planes sectoriales (Plan Nacional de Infraestructura) de Ordenación Urbanística y Particulares que se requieren para garantizar un crecimiento ordenado del sistema urbanístico nacional y guiar la inversión en lo referente a la dotación de equipamientos, vialidad, trasporte, vivienda y servicios de infraestructura, que demanda la población y las actividades económicas.

Garantizar la adquisición de tierras e inmuebles para la ejecución de obras estructurantes de interés público mediante la ejecución de los procesos de expropiación que sean requeridos e identificados en los diferentes instrumentos de planificación.

Fortalecer el sistema de planificación municipal a nivel nacional mediante la formulación de directrices, normas, criterios, leyes que forman parte del apoyo y asesoría técnica directa a las alcaldías.

Optimizar la coordinación institucional y gubernamental y facilitar el intercambio de información tanto a nivel nacional como internacional, mediante el uso y adquisición de nuevas tecnologías y equipos que garanticen una gestión más eficiente del Gobierno Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Gastos de Funcionamiento	Bolívar	12	1.320.276.937
Planes Particulares	Plan	3	300.000.000
Elaboración de Planes de Ordenación Urbanística y Expropiaciones	Plan	4	700.000.000
TOTAL			**2.320.276.937**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	1.230.811.241
	- Recursos Ordinarios	1.230.811.241
402	Materiales y Suministros	33.117.002
	- Recursos Ordinarios	33.117.002
403	Servicios no Personales	44.007.694
	- Recursos Ordinarios	44.007.694
404	Activos Reales	1.012.341.000
	- Recursos Ordinarios	1.012.341.000
	TOTAL	**2.320.276.937**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	142	1.148.565.951
- Directivo	20	161.288.136
- Profesional y Técnico	68	737.192.830
- Personal Administrativo	26	122.655.082
- Obreros	28	127.429.903
Personal Contratado	5	33.000.000
- Empleados	5	33.000.000
TOTAL	**147**	**1.181.565.951**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	6	23.656.124
IV	347.107 - 397.107	38	169.980.192
V	397.108 - 447.108	6	30.271.515
VI	447.109 - 497.109	6	35.040.962
VII	497.110 - 547.110	6	38.407.709
VIII	547.111 - 597.111	11	75.475.567
IX	597.112 - 647.112	15	108.973.253
X	647.113 - 697.113	2	16.317.374
XI	697.114 - 747.114		
XII	747.115 - 797.115	13	119.456.301
XIII	797.116 - 847.116	1	10.061.539
XIV	847.117 - 897.117	9	94.869.113
XV	897.118 - 947.118	2	22.260.838
XVI	947.119 - 997.119	3	35.038.641
XVII	997.120 Y MÁS	29	401.756.823
	TOTAL	**147**	**1.181.565.951**

PROYECTO: 01 Gastos de Funcionamiento

UNIDAD EJECUTORA: Dirección de Planificación Urbanística
Despacho del Director

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	1.230.811.241
	- Recursos Ordinarios	1.230.811.241
402	Materiales y Suministros	33.117.002
	- Recursos Ordinarios	33.117.002
403	Servicios no Personales	44.007.694
	- Recursos Ordinarios	44.007.694
404	Activos Reales	12.341.000
	- Recursos Ordinarios	12.341.000
		1.320.276.937

PROYECTO: 02 Planes Especiales de Interés Nacional

UNIDAD EJECUTORA: Dirección de Planes Especiales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
404	Activos Reales	300.000.000
	- Recursos Ordinarios	300.000.000
		300.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 04 PLANIFICACION Y REGULACION DE OBRAS PUBLICAS Y DESARROLLO URBANO
Subprograma:
Proyecto: 02 PLANES ESPECIALES DE INTERES NACIONAL
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolivares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0002	PLANES PARTICULARES	2004	2004	1	3-Planes	300,00		300,00		300,00				300,00			300,00			0,0	100,0	0,0	0,0
	TOTALES					300,00		300,00		300,00				300,00			300,00						

PROYECTO: 03 Planes de Ordenación Urbanística y Levantamientos Aerofotogramétricos

UNIDAD EJECUTORA: Dirección de Planificación Urbanística

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
404	Activos Reales	700.000.000
	- Recursos Ordinarios	700.000.000
		700.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 04 PLANIFICACION Y REGULACION DE OBRAS PUBLICAS Y DESARROLLO URBANO
Subprograma:
Proyecto: 03 PLANES DE ORDENACION URBANISTICA Y LEVANTAMIENTOS AEROFOTOGRAMETRICOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0001	PLANES DE ORDENACION URBANISTICA	2004	2004	1	4-Planes	300,00		300,00		300,00				300,00			300,00			0,0	100,0	0,0	0,0
	TOTALES					300,00		300,00		300,00				300,00			300,00						

PROGRAMA: 05 Vialidad Terrestre

UNIDAD EJECUTORA: Dirección General Sectorial de Vialidad Terrestre

Para el ejercicio fiscal 2004, la Dirección General de Vialidad Terrestre dará continuidad a aquellas autopistas, carreteras o vías urbanas que se encuentran en ejecución y se realizarán estudios para los proyectos en obras que se encuentran en la rueda de negociaciones. De igual manera, serán creados algunos Centros Nodales con la finalidad de facilitar la atención inmediata en las emergencias que se presenten en todo el territorio nacional.

Los objetivos que se persiguen con los planes de inversión a desarrollar son:

Continuación de las obras de vialidad urbana e interurbanas que contribuyan al desarrollo integral del país; mantenimiento y reparación de la vialidad existente en las zonas fronterizas a fin de fomentar el desarrollo económico, social y poblacional sustentable, para el resguardo de la soberanía nacional; consolidación y conservación de la red vial existente que garantice y mantenga las condiciones de transitabilidad, así como el desarrollo de la red vial urbana básica.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Actividades Operativas de Apoyo	Unidad	243.000	13.423.403.925
Elaboración de Estudios y Proyectos	Km.	42	3.780.000.000
Construcción de Autopistas	Km.	93	40.789.070.000
Construcción de Vías Urbanas	Km.	37	5.631.500.000
Carreteras	Km.	73	7.000.000.000
Conservación y Mantenimiento Red Vial del País	Km.	1.161	11.485.000.000
TOTAL			**82.108.973.925**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	5.661.622.529
	- Recursos Ordinarios	5.661.622.529
402	Materiales y Suministros	1.849.916.838
	- Recursos Ordinarios	1.849.916.838
403	Servicios no Personales	1.432.738.074
	- Recursos Ordinarios	1.432.738.074
404	Activos Reales	73.164.696.484
	- Recursos Ordinarios	30.744.126.484
	- Programas y Proyectos	42.420.570.000
	• Autopista José Antonio Páez	14.816.520.000
	• Autopista Acarigua - Barquisimeto	7.263.000.000
	• Circunvalación Norte de Barquisimeto	3.631.500.000
	• Autopista Cantaura - El Tigre	5.815.050.000
	• Autopista San Cristóbal La Fría	10.894.500.000
		82.108.973.925

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	584	3.257.216.861
- Directivo	17	138.524.604
- Profesional y Técnico	136	1.299.632.431
- Personal Administrativo	119	518.239.682
- Personal de Investigación	3	21.509.621
- Obreros	309	1.279.310.523
Personal Fijo a Tiempo Parcial	2	10.175.359
- Personal Médico	2	10.175.359
Personal Contratado	221	1.003.657.788
- Empleados	88	612.236.892
- Obreros	133	391.420.896
TOTAL	**807**	**4.271.050.008**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	13	29.651.856
II	247.105 - 297.105	120	361.769.040
III	297.106 - 347.106	243	952.138.325
IV	347.107 - 397.107	144	630.395.906
V	397.108 - 447.108	48	239.088.767
VI	447.109 - 497.109	8	43.760.290
VII	497.110 - 547.110	19	118.747.593
VIII	547.111 - 597.111	28	186.800.482
IX	597.112 - 647.112	79	579.290.330
X	647.113 - 697.113	14	111.574.849
XI	697.114 - 747.114	28	241.891.545
XII	747.115 - 797.115	19	176.279.679
XIII	797.116 - 847.116	7	68.338.337
XIV	847.117 - 897.117	8	82.492.247
XV	897.118 - 947.118	3	32.506.651
XVI	947.119 - 997.119	2	23.672.365
XVII	997.120 Y MÁS	24	392.651.746
	TOTAL	**807**	**4.271.050.008**

PROYECTO: 99 Gastos de Funcionamiento

UNIDAD EJECUTORA: Dirección General Sectorial de Vialidad Terrestre

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	5.661.622.529
	- Recursos Ordinarios	5.661.622.529
402	Materiales y Suministros	1.849.916.838
	- Recursos Ordinarios	1.849.916.838
403	Servicios no Personales	1.432.738.074
	- Recursos Ordinarios	1.432.738.074
404	Activos Reales	4.479.126.484
	- Recursos Ordinarios	4.479.126.484
		13.423.403.925

PROYECTO: 01 Estudios y Proyectos

UNIDAD EJECUTORA: Dirección de Estudios y Proyectos

Para la Investigación, Estudios y/o Proyectos se presupuestan recursos ordinarios, lo cual permitirá dar inicio a futuros proyectos integrados de rehabilitación, reparación y de ingeniería básica, necesarias para el desarrollo de los tipos de infraestructura vial, involucrados en los planes de activación y fortalecimiento de la red nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
404	Activos Reales	3.780.000.000
	- Recursos Ordinarios	3.780.000.000
		3.780.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 01 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AP-0001	ESTUDIOS Y PROYECTOS DE LA CARRETERA ELORZA-CARARABO	2001	2004	E	1-Estudios	200,00	52,00	120,00		120,00	28,00	52,00		120,00			120,00		28,00	28,0	63,0	0,0	14,0
AP-0002	ESTUDIOS Y PROYECTOS DE LA CARRETERA EL CARIBE-PUERTO INFANTE II ETAPA	2003	2004	E	15-Kms.	420,00	200,00	220,00		220,00		200,00		220,00			220,00			47,6	52,4	0,0	0,0
AP-0003	ESTUDIO DE IMPACTO AMBIENTAL DEL PROYECTO INTEGRAL DE LA CARRETERA EL CARIBE -CARARABO	2004	2004	I	15-Kms.	90,00		90,00		90,00				90,00			90,00			0,0	100,0	0,0	0,0
AP-0004	ESTUDIO DE IMPACTO AMBIENTAL DEL PROYECTO INTEGRAL DE LA CARRETERA ELORZA-EL CARIBE	2004	2004	I	1-Estudios	30,00		30,00		30,00				30,00			30,00			0,0	100,0	0,0	0,0
AP-0005	ESTUDIO DE IMPACTO AMBIENTAL DEL PROYECTO DE LA CARRETERA EL CARIBE PUERTO INFANTE II ETAPA	2004	2004	I	1-Estudios	80,00		80,00		80,00				80,00			80,00			0,0	100,0	0,0	0,0
BO-0001	PROYECTO DE REHABILITACION DE LA CARRETERA TUMEREMO-BOCHINCHE, TRAMO: TUMEREMO-KM 83 (LA ALDEA)	2004	2004	I	20-Kms.	200,00		200,00		200,00				200,00			200,00			0,0	100,0	0,0	0,0
BO-0002	ESTUDIO Y PROYECTO DE LA CARRETERA TUMEREMO-BOCHINCHE.TRAMO: KM 83 (LA ALDEA)-KM 113 (LINEA FRONTERIZA)	2004	2004	I	10-Kms.	200,00		200,00		200,00				200,00			200,00			0,0	100,0	0,0	0,0
CO-0002	EJECUCION DE ESTUDIOS BASICOS Y PROYECTO ESTRUCTURAL PARA EL PUENTE SAN CARLOS VIA TIRADO. SUCRE, EDO. COJEDES	2001	2004	E	1-Estudios	55,00	35,00	20,00		20,00		35,00		20,00			20,00			63,6	36,4	0,0	0,0
DA-0004	ESTUDIO INTEGRAL VIA PIACOA-SANTA CATALINA-SACUPANA, PROGRESIVAS 37-500 A 67+500, INCLUYE LOS PUENTES ENTRE LAS PROGRESIVAS 7+600 A 37+500	2004	2004	I	12-Kms.	200,00		200,00		200,00				200,00			200,00			0,0	100,0	0,0	0,0
FA-0003	TOO3-FA PUENTE RIO CORO.PROG. 252+500.FALLA ESTRUCTURA HIDRAULICA MCPIO. MIRANDA	2004	2004	I	1-Estudios	25,00		25,00		25,00				25,00			25,00			0,0	100,0	0,0	0,0
FA-0004	LOO4-FA PUENTE EL HATO, PROG.26+500.FALLA HIDRAULICA. MCPIO. ZAMORA	2004	2004	I	1-Estudios	25,00		25,00		25,00				25,00			25,00			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 01 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores				
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/03	04	05	Años Post.
FA-0009	LOO4-FA PUENTE EL HATO.PROG.29+500 FALLA HIDRAULICAS.MCIPIO. FALCON	2004	2004	I	1-Estudios	25,00		25,00		25,00				25,00			25,00			0,0	100,0	0,0	0,0
GU-0001	ESTUDIO Y PROYECTO INTEGRAL DE LA VIA SAN FERNANDO-CABRUTA. TRAMO:CAZORLA-CABRUTA	2004	2004	I	20-Kms.	100,00		100,00		100,00				100,00			100,00			0,0	100,0	0,0	0,0
GU-0002	ESTUDIO Y PROYECTO DE LA VIA TOO12-LIM. MIRANDA-ALTAGRACIA-LEZAMA-LIBERTAD DE ORITUCO.PROG.0+000 A 68+000	2001	2004	E	15-Kms.	480,00	300,00	180,00		180,00		300,00		180,00			180,00			62,5	37,5	0,0	0,0
LA-0003	PROYECTO INTEGRAL CONEXION CON AVENIDA MARCIAL GARMENDIA (ALIMENTADOR CHIRGUA) CIRCUNVALACION NORTE DE BARQUISIMETO	2003	2004	E	1-Estudios	125,00	110,00	15,00		15,00		110,00		15,00			15,00			88,0	12,0	0,0	0,0
LA-0005	ESTUDIO Y PROYECTO INTEGRAL AUTOPISTA CENTRO OCCIDENTAL TRAMO CIRC. NORTE DE BARQUISIMETO TRAMO DISTRIBUIDOR SAN FRANCISCO-DISTRIBUIDOR EL HIPODROMO 2DA. ETAPA	2001	2004	E	20-Kms.	142,00	112,00	30,00		30,00		112,00		30,00			30,00			78,9	21,1	0,0	0,0
LA-0009	ESTUDIO Y PROYECTO INTEGRAL DEL DISTRIBUIDOR HILTON	2001	2004	E	1-Estudios	40,00	30,00	10,00		10,00		30,00		10,00			10,00			75,0	25,0	0,0	0,0
ME-0002	ESTUDIO Y PROYECTO INTEGRAL DE LA REHABILITACION DE LA TOO7 EN EL EDO MERIDA	2004	2004	I	1-Estudios	90,00		90,00		90,00				90,00			90,00			0,0	100,0	0,0	0,0
ME-0003	ESTUDIO Y PROYECTO INTEGRAL DE REHABILITACION DE PUENTES TOO1 TRAMO EL VIGIA-LIMITE TRUJILLO	2004	2004	I	3-Estudios	60,00		60,00		60,00				60,00			60,00			0,0	100,0	0,0	0,0
MI-0001	ESTUDIOS PARA PROYECTOS DE PUENTES MARBELLA Y CABO CODERA VIA TOO2, TRAMO CARENERO-HIGUEROTE	2004	2004	I	1-Estudios	15,00		15,00		15,00				15,00			15,00			0,0	100,0	0,0	0,0
MI-0002	PROYECTO DE EMBAULAMIENTO DE LA QDA. AGUA DE MAIZ,AUTOPISTA FRANCISCO FAJARDO	2004	2004	I	1-Kms.	10,00		10,00		10,00				10,00			10,00			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 01 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores				
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/03	04	05	Años Post.
MI-0003	PROYECTO DE REHABILITACION DE LA CARRETERA CURIEPE-BIRONGO-RO20	2004	2004	I	12-Kms.	85,00		85,00		85,00				85,00			85,00			0,0	100,0	0,0	0,0
MI-0009	ESTUDIO PROYECTO CONEXION ORIENTE-CENTRO	2004	2004	I	10-Kms.	120,00		120,00		120,00				120,00			120,00			0,0	100,0	0,0	0,0
NE-0001	CONTINUACION ESTUDIO Y PROYECTO INTEGRAL VIA PAMPATAR-LA ASUNCION-JUAN GRIEGO	2001	2004	E	1-Estudios	200,00	120,00	80,00		80,00		120,00		90,00			80,00			60,0	40,0	0,0	0,0
PO-0001	CONTINUACION DE ESTUDIO Y PROYECTO INTEGRAL CARRETERA LA CAPILLA-ARISMENDI, ESTADO PORTUGUESA-BARINAS	2004	2004	I	20-Kms.	180,00		180,00		180,00				180,00			180,00			0,0	100,0	0,0	0,0
PO-0002	EJECUCION DE LA REHABILITACION DE LA TO04 (ESTADO PORTUGUESA)	2004	2004	I	6-Kms.	25,00		25,00		25,00				25,00			25,00			0,0	100,0	0,0	0,0
SU-0001	ESTUDIO Y PROYECTO INTEGRAL DE REHABILITACION DE LA VIA CARUPANO-RIO CARIBE-BOHORDAL	2003	2004	E	5-Kms.	185,00	160,00	25,00		25,00		160,00		25,00			25,00			86,5	13,5	0,0	0,0
SU-0002	ESTUDIO Y PROYECTO INTEGRAL DE REHABILITACION DE LA VIA CARIACO-CHACOPATA-ARAYA	2004	2004	I	20-Kms.	90,00		90,00		90,00				90,00			90,00			0,0	100,0	0,0	0,0
TA-0002	ESTUDIO AMBIENTAL PROYECTO PUENTE ARTERIAL II, SECTOR TIENDITAS	2004	2004	I	1-Estudios	20,00		20,00		20,00				20,00			20,00			0,0	100,0	0,0	0,0
TA-0005	ESTUDIO GEOFISICO, GEOLOGICO, GEOTECNICO DE LA AUTOPISTA SAN CRISTOBAL-LA FRIA TRAMO LOBATERA-SAN PEDRO DEL RIO-COLON-SAN FELIX	2004	2004	I	1-Estudios	20,00		20,00		20,00				20,00			20,00			0,0	100,0	0,0	0,0
TA-0006	ESTUDIO GEOLOGICO Y GEOFISICO, TRAMO LAS DANTAS-PERACAL-VIA EXPRESA SAN CRISTOBAL-RUBIO-PERACAL-SAN ANTONIO-UREÑA	2004	2004	I	1-Estudios	80,00		80,00		80,00				80,00			80,00			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 01 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0302	ELABORAR LOS ESTUDIOS Y/O PROYECTOS DE REFORZAMIENTO,REPARACIONES Y REHABILITACION DE PUENTES	2004	2004	I	1-S/M	40,00		40,00		40,00				40,00			40,00			0,0	100,0	0,0	0,0
TN-0303	LEVANTAMIENTO TOPOGRAFICO EN SITIOS DE PUENTES Y VIAS	2004	2004	I	1-S/M	16,00		16,00		16,00				16,00			16,00			0,0	100,0	0,0	0,0
TN-0309	ESTUDIOS DE SUELO, EVALUACION Y CONTROL DE CALIDAD DE PAVIMENTO DE PISTAS EN AEROPUERTOS NACIONALES	2004	2004	I	1-Estudios	800,00		800,00		800,00				800,00			800,00			0,0	100,0	0,0	0,0
TR-0004	ESTUDIO Y PROYECTO INTEGRAL DE INTERSECCIONES A NIVEL DE LA AVENIDA LAUDELINO MEJIAS-LA PAZ Y LA RAYA (ESTADO TRUJILLO)	2001	2004	E	1-Estudios	50,00	30,00	20,00		20,00		30,00		20,00			20,00			60,0	40,0	0,0	0,0
TR-0005	PROYECTO INTEGRAL CARRETERA BOCONO-LA MARQUESEÑA.II ETAPA	2004	2004	I	10-Kms.	150,00		150,00		150,00				150,00			150,00			0,0	100,0	0,0	0,0
TR-0008	DISTRIBUIDOR SABANA DE MENDOZA Y DISTRIBUIDOR AGUA VIVA. CONSIDERACIONES AMBIENTALES O RECAUDOS ESPECIFICOS Y DOCUMENTO DE INTENCION	2004	2004	I	1-Estudios	20,00		20,00		20,00				20,00			20,00			0,0	100,0	0,0	0,0
VA-0301	PROYECTO INTEGRAL VIA ALTERNA CARACAS-LA GUAIRA	2004	2004	I	2-Kms.	200,00		200,00		200,00				200,00			200,00			0,0	100,0	0,0	0,0
ZU-0001	ESTUDIO Y PROYECTO INTEGRAL DE LOS PUENTES PAISHALU, CAÑO POSCHI Y PARASCHUO, ESTADO ZULIA	2004	2004	I	1-Estudios	12,00		12,00		12,00				12,00			12,00			0,0	100,0	0,0	0,0
ZU-0002	ESTUDIO Y PROYECTO INTEGRAL DE LOS PUENTES GUARAGUARAO, CAÑO KUNACA Y GUANACHAIRA, ESTADO ZULIA	2004	2004	I	1-Estudios	20,00		20,00		20,00				20,00			20,00			0,0	100,0	0,0	0,0
ZU-0003	ESTUDIO Y PROYECTO INTEGRAL DE LOS PUENTES CHOUSIMAURU Y GUINCA ESTADO ZULIA	2004	2004	I	1-Estudios	12,00		12,00		12,00				12,00			12,00			0,0	100,0	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 01 ESTUDIOS Y PROYECTOS
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
ZU-0004	ESTUDIO Y PROYECTO INTEGRAL JURURUCARU. JURUAISAMANA Y PATSULU ESTADO ZULIA	2004	2004	1	1- Estudios	20,00		20,00		20,00				20,00			20,00			0,0	103,0	0,0	0,0
	TOTALES					4.957,00	1.149,00	3.780,00		3.780,00	28,00	1.149,00		3.780,00			3.780,00		28,00				

PROYECTO: 02 Autopistas

UNIDAD EJECUTORA: Dirección de Construcción

Se presupuestan recursos financieros por el orden de Bs. 40.789.1 millones, que serán invertidos en la conclusión y fortalecimiento de autopistas, a fin de poner en servicio alternativas viales que garanticen la fluidez del tránsito automotor, permitiendo el descongestionamiento de los centros poblados y al mismo tiempo la integración de sus economías, logrando así fomentar, impulsar y reactivar el desarrollo de las actividades productivas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
404	Activos Reales	40.789.070.000
	- Recursos Ordinarios	2.000.000.000
	- Programas y Proyectos	38.789.070.000
	• Autopista José Antonio Páez	14.816.520.000
	• Autopista Acarigua - Barquisimeto	7.263.000.000
	• Autopista Cantaura - El Tigre	5.815.050.000
	• Autopista San Cristóbal La Fría	10.894.500.000
		40.789.070.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 02 AUTOPISTAS
Partida: 404160100 CONSTRUCCIÓN DE VIALIDAD

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AN-0001	AUTOPISTA CANTAURA EL TIGRE	2004	2004	I	35-Kms.	5.815,05			5.815,05	5.815,05						5.815,05	5.815,05			0,0	100,0	0,0	0,0
CO-0001	AUTOPISTA JOSE ANTONIO PAEZ	2004	2004	I	19-Kms.	14.816,52			14.816,52	14.816,52						14.816,52	14.816,52			0,0	100,0	0,0	0,0
LA-0001	AUTOPISTA ACARIGUA BARQUISIMETO	2004	2004	I	17-Kms.	7.263,00			7.263,00	7.263,00						7.263,00	7.263,00			0,0	100,0	0,0	0,0
TA-0001	AUTOPISTA SAN CRISTOBAL LA FRIA	2004	2004	I	10-Kms.	10.894,50			10.894,50	10.894,50						10.894,50	10.894,50			0,0	100,0	0,0	0,0
TN-0001	CONSTRUCCION Y PAVIMENTACION DE AUTOPISTAS A NIVEL NACIONAL	2004	2004	I	12-Kms.	2.000,00		2.000,00		2.000,00				2.000,00			2.000,00			0,0	100,0	0,0	0,0
	TOTALES					40.789,07		2.000,00	38.789,07	40.789,07				2.000,00		38.789,07	40.789,07						

PROYECTO: 03 Vías Urbanas

UNIDAD EJECUTORA: Dirección de Construcción

Se prevén recursos financieros ordinarios por la cantidad Bs. 5.631,5 millones de bolívares, que serán invertidos en la continuación y desarrollo de la red de vialidad urbana básica, del manera de responder con las soluciones viales que demanda el proceso de crecimiento urbano organizado en pro del cual se requiere impulsar o reactivar la ejecución de obras.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
404	Activos Reales	5.631.500.000
	- Recursos Ordinarios	2.000.000.000
	- Programas y Proyectos	3.631.500.000
	• Circunvalación Norte de Barquisimeto	3.631.500.000
		5.631.500.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 03 VIAS URBANAS
Partida: 404160100 CONSTRUCCIÓN DE VIALIDAD

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores				
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/03	04	05	Años Post.
LA-0001	CIRCUNVALACION NORTE DE BARQUISIMETO	2004	2004	I	27-Kms.	3.631,50			3.631,50	3.631,50						3.631,50	3.631,50			0,0	100,0	0,0	0,0
TN-0003	CONSTRUCCION, PAVIMENTACION Y CONSOLIDACION DE VIAS URBANAS A NIVEL NACIONAL	2004	2004	I	1-S/M	2.000,00		2.000,00		2.000,00				2.000,00			2.000,00			0,0	100,0	0,0	0,0
	TOTALES					5.631,50		2.000,00	3.631,50	5.631,50				2.000,00		3.631,50	5.631,50						

PROYECTO: 04 Carreteras

UNIDAD EJECUTORA: Dirección de Construcción

Se presupuestan recursos financieros ordinarios por la cantidad de Bs. 7.000,0 millones, que permitirán financiar la inversión que se estima ejecutar para atender la necesidad de ampliación, conclusión, construcción y rehabilitación de carreteras ubicadas en los ejes de concentración territorial, así como aquellas ubicadas en zonas fronterizas que permitan la interconexión con los pises vecinos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
404	Activos Reales	7.000.000.000
	- Recursos Ordinarios	7.000.000.000
		7.000.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 04 CARRETERAS
Partida: 404160100 CONSTRUCCIÓN DE VIALIDAD

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0001	CONSTRUCCION, PAVIMENTACION Y CONSOLIDACION DE CARRETERAS A NIVEL NACIONAL	2004	2004	I	73-Kms.	7.000,00		7.000,00		7.000,00				7.000,00			7.000,00			0,0	100,0	0,0	0,0
	TOTALES					7.000,00		7.000,00		7.000,00				7.000,00			7.000,00						

PROYECTO: 05 Conservación

UNIDAD EJECUTORA: Dirección de Conservación Vial

La Dirección General de Vialidad Terrestre prevé recursos ordinarios por Bs. 11.485,0 millones, que serán destinados al mantenimiento y rehabilitación de carreteras, puentes y túneles, mediante la ejecución de trabajos dirigidos a devolverle a la vialidad las condiciones normales de funcionamiento y evitar así su deterioro recurrente y posterior pérdida de la vía o estructura por falta de mantenimiento.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
404	Activos Reales	11.485.000.000
	- Recursos Ordinarios	11.485.000.000
		11.485.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 05 VIALIDAD TERRESTRE
Subprograma:
Proyecto: 05 CONSERVACION
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS						ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR				Asignado al 31/12/03	ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
TN-0069	CONSERVACION Y REHABILITACION DE CARRETERAS	2004	2004	I	1000-Kms.	3.000,00		3.000,00		3.000,00				3.000,00			3.000,00			0,0	100,0	0,0	0,0
TN-0070	CONSERVACION Y REHABILITACION DE PUENTES	2004	2004	I	73-Kms.	4.000,00		4.000,00		4.000,00				4.000,00			4.000,00			0,0	100,0	0,0	0,0
TN-0071	CONSERVACION Y REHABILITACION DE TUNELES	2004	2004	I	15-Kms.	1.485,00		1.485,00		1.485,00				1.485,00			1.485,00			0,0	100,0	0,0	0,0
TN-0074	CONSERVACION Y MANTENIMIENTO DE PISTAS EN AEROPUERTOS NACIONALES	2004	2004	I	73-Kms.	3.000,00		2.500,00		2.500,00	500,00			3.000,00			3.000,00			0,0	100,0	0,0	0,0
	TOTALES					11.485,00		10.985,00		10.885,00	500,00			11.485,00			11.485,00						

PROGRAMA: 06 - Construcción de Edificaciones

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

En este Programa, se contempla la formulación, evaluación y supervisión de las actividades inherentes a la contratación y ejecución de las edificaciones de infraestructura pública a nivel nacional, servicios públicos complementarios, ampliaciones y mejoras, reparaciones, remodelaciones y mantenimiento de las instalaciones públicas.

Para el Ejercicio Fiscal 2004, el Ministerio se abocará a satisfacer los requerimientos de los sectores prioritarios, como son: Salud, Educación Básica y Superior; así como a estimular la generación de fuentes de empleos, especialmente en aquellos centros poblados ubicados en los nuevos Ejes de Desarrollos: Oriental, Occidental y Orinoco - Apure; atendiendo de igual manera todas las demás regiones que conforman el Territorio Nacional, contribuyendo a la consolidación de los equilibrios señalados en el Plan Nacional de Desarrollo Económico - Social, apoyados en otros sectores como son Seguridad y Defensa y Apoyo a la Producción.

El Ministerio de Infraestructura, a través del Programa de Construcción de Edificaciones, concentrará la orientación y desarrollo de sus acciones en la culminación de aquellas obras de equipamiento urbano de interés nacional, estatal y municipal que se encuentren paralizadas, en ejecución, terminación de la construcción de las obras públicas de equipamiento urbano de interés nacional de los sectores prioritarios; con estudios y proyectos aprobados, tras la búsqueda de calidad, eficiencia y eficacia gerencial del Despacho.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Edificaciones Médico-Asistenciales	M2	185.136	17.354.000.000
Edificaciones para Educación Básica y Diversificada	M2	98.173	6.587.480.000
Edificaciones para Educación Superior, Ciencia y Tecnología	M2	82.881	10.359.820.000
Edificaciones para la Cultura	M2	14.768	1.890.000.000
Edificaciones Deportivas	M2	13.221	1.359.720.000
Edificaciones para Seguridad y Defensa	M2	10.230	1.495.000.000
Edificaciones Varias	M2	36.839	14.046.800.000
Dirección, Proyectos e Inspección de Edificaciones	Proyecto	200	2.033.685.858
Estudios Proyectos e Inspección de Obras	Proyecto	200	500.000.000
Infraestructura de Apoyo a la Producción	M2	2.368	300.000.000
TOTAL			**55.926.505.858**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	1.801.216.494
	- Recursos Ordinarios	1.801.216.494
402	Materiales y Suministros	42.703.672
	- Recursos Ordinarios	42.703.672
403	Servicios no Personales	105.865.692
	- Recursos Ordinarios	105.865.692
404	Activos Reales	53.976.720.000
	- Recursos Ordinarios	38.433.900.000
	- Programas y Proyectos	15.542.820.000
	• Universidad de Oriente	1.743.120.000
	• Universidad Nacional Experimental Politécnico Antonio José de Sucre	2.178.900.000
	• Universidad Simón Rodríguez	1.815.750.000
	• Universidad Central de Venezuela.	1.815.750.000
	• Universidad Simón Bolívar Núcleo Vargas.	726.300.000
	• Construcción y Dotación Nueva Sede Hospital Oncológico "Luis Razetti".	7.263.000.000
		55.926.505.858

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	215	1.677.153.189
- Directivo	8	74.041.416
- Profesional y Técnico	121	1.225.257.117
- Personal Administrativo	31	139.366.463
- Obreros	55	238.488.193
Personal Contratado	4	33.600.000
- Empleados	4	33.600.000
TOTAL	**219**	**1.710.753.189**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	2	7.063.333
III	297.106 - 347.106	33	133.641.196
IV	347.107 - 397.107	34	146.176.653
V	397.108 - 447.108	12	62.097.373
VI	447.109 - 497.109	9	51.912.403
VII	497.110 - 547.110	10	62.607.331
VIII	547.111 - 597.111	8	54.332.572
IX	597.112 - 647.112	2	14.952.513
X	647.113 - 697.113	8	64.700.772
XI	697.114 - 747.114	6	51.436.818
XII	747.115 - 797.115	46	427.312.469
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	7	73.738.629
XV	897.118 - 947.118		
XVI	947.119 - 997.119	6	70.318.891
XVII	997.120 Y MÁS	36	490.462.236
	TOTAL	**219**	**1.710.753.189**

PROYECTO: 99 Dirección, Proyectos e Inspección de Edificaciones

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	1.801.216.494
	- Recursos Ordinarios	1.801.216.494
402	Materiales y Suministros	42.703.672
	- Recursos Ordinarios	42.703.672
403	Servicios no Personales	105.865.692
	- Recursos Ordinarios	105.865.692
404	Activos Reales	83.900.000
	- Recursos Ordinarios	83.900.000
		2.033.685.858

PROYECTO: 01 Edificaciones Médico- Asistenciales

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

El objetivo fundamental de este Proyecto consiste en dar continuidad a la política sectorial orientada a incrementar la calidad de servicio y mejorar el diseño de la infraestructura médico asistencial en el territorio nacional, y específicamente, aquellas localidades que se encuentran ubicadas en los nuevos ejes de desarrollo Oriente, Occidente y Orinoco - Apure.

En virtud de la escasez de recursos fiscales se prevé la implantación de una política de racionalización del gasto público a nivel del Presupuesto Nacional, razón por la cual el Ministerio dirige sus acciones a la culminación, reactivación, ampliación y mejoramiento de obras de infraestructura médico asistenciales que se encuentran en estado de ejecución o paralización, con el objeto de fortalecer este sector, propiciando la reactivación del aparato productivo y la generación del empleo, brindando la mayor atención posible a un importante sector de la población.

La inversión en este proyecto asciende a la cantidad de 17.354,0 millones de bolívares, para la ejecución de 33 obras a nivel nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
404	Activos Reales	17.354.000.000
	- Recursos Ordinarios	10.091.000.000
	- Programas y Proyectos	7.263.000.000
	• Construcción y Dotación Nueva Sede Hospital Oncológico "Luis Razetti"	7.263.000.000
		17.354.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 01 EDIFICACIONES MEDICO- ASISTENCIALES
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AN-0024	Ampliacion Hospital Central de Barcelona, Hospital de Niños, Vialidad y Estacionamiento Mcpio Bolivar	1989	2008	E	11281-M2	12.340,98	1.975,68	200,00		200,00	10.165,28	1.975,68		200,00			200,00	2.300,00	7.665,28	16,0	1,6	18,6	63,8
DA-0005	Ampliacion y Mejoras Hospital Luis Razetti Mcpio Tucupita	1991	2006	E	2681-M2	3.616,96	1.576,96	250,00		250,00	1.790,00	1.576,96		250,00			250,00	850,00	940,00	43,6	6,9	23,5	26,0
DF-0027	Hospital Oncologico Padre Machado (Reparacion) Mcpio Libertador	1983	2005	E	4500-M2	2.428,79	1.528,79	300,00		300,00	600,00	1.528,79		300,00			300,00	600,00		62,9	12,4	24,7	0,0
LA-0076	Mejoras Morgue del Hospital Luis Gomez Lopez Barquisimeto Mcpio Iribarren	2001	2004	T	250-M2	150,00	50,00	100,00		100,00		50,00		100,00			100,00			33,3	63,7	0,0	0,0
NE-0015	Reparaciones Generales Hospital Tipo III Luis Ortega Mcpio Mariño	1997	2004	T	500-M2	1.158,27	908,27	250,00		250,00		908,27		250,00			250,00			78,3	21,7	0,0	0,0
PO-0028	Ampliacion Emergencias Hospital Doctor Miguel Oraa en Guanare Mcpio Guanare	1993	2006	E	9143-M2	2.983,44	733,30	230,00		230,00	2.020,14	733,30		230,00			230,00	1.600,14	420,00	24,6	7,7	53,6	14,1
SU-0033	Reparaciones y Mejoras en el Hospital Santos Anibal Dominicci Mcpio Bermudez	1993	2005	E	16000-M2	1.600,00	550,00	200,00		200,00	850,00	550,00		200,00			200,00	850,00		34,3	12,5	53,2	0,0
SU-0038	Reparacion del Hospital de Cumana Mcpio Sucre	1997	2005	E	400-M2	1.557,00	357,00	200,00		200,00	1.000,00	357,00		200,00			200,00	1.000,00		22,9	12,8	64,3	0,0
TA-0014	Centro de Salud en la Fria (Ampliacion) Mcpio Garcia Hevia	1988	2006	E	80000-M2	18.494,93	3.033,93	295,00		295,00	15.166,00	3.033,93		295,00			295,00	3.200,00	11.966,00	16,4	1,6	17,3	64,7
TR-0006	Reparacion Hospital Pedro Emilio Carrillo en Valera Mcpio Valera	1988	2005	E	171-M2	1.917,00	1.029,00	300,00		300,00	588,00	1.029,00		300,00			300,00	588,00		53,6	15,7	30,7	0,0
YA-0022	Mejoras Sede Cruz Roja en San Felipe	1997	2006	E	6612-M2	8.817,00	517,00	250,00		250,00	8.050,00	517,00		250,00			250,00	2.550,00	3.500,00	7,6	3,6	37,4	51,4
	TOTALES					53.062,35	12.257,93	2.575,00		2.575,00	38.229,42	12.257,93		2.575,00			2.575,00	13.538,14	24.691,28				

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 01 EDIFICACIONES MEDICO- ASISTENCIALES
Partida: 404150100 CONSTRUCCIONES MÉDICO-ASISTENCIALES

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AN-0028	Sala de Nefrologia Hospital Central de Barcelona Mcpio Bolivar	1995	2004	T	1500-M2	725,00	425,00	300,00		300,00		425,00		300,00			300,00			58,6	41,4	0,0	0,0
AP-0010	Hospital de Achaguas Mcpio Achaguas	1992	2005	E	6680-M2	3.087,21	1.587,21	200,00		200,00	1.300,00	1.587,21		200,00			200,00	1.300,00		51,4	9,5	42,1	0,0
BA-0039	Area de Anatomia Patologica Luis Razetti	2000	2004	T	400-M2	653,21	227,21	426,00		426,00		227,21		426,00			426,00			34,8	65,2	0,0	0,0
BO-0018	Ancianato de Upata (Terminacion de Obras Exteriores)	1987	2004	T	2000-M2	713,00	463,00	250,00		250,00		463,00		250,00			250,00			64,9	35,1	0,0	0,0
CA-0019	Construccion Hospital de Mariara Mcpio Mariara	1991	2008	E	10500-M2	17.123,63	9.523,63	300,00		300,00	7.300,00	9.523,63		300,00			300,00	3.300,00	4.000,00	55,6	1,7	19,3	23,4
DA-0022	Conclusion Centro Nefrologico del Hospital Luis Razetti (Edificio Administrativo). Mcpio Barinas	1992	2005	E	709-M2	1.279,03	579,03	200,00		200,00	500,00	579,03		200,00			200,00	500,00		45,2	15,7	39,1	0,0
DF-0044	Hospital Luis Razetti Caracas Dtto.Federal Mcpio Libertador	1992	2005	E	4500-M2	3.599,21	2.035,21	250,00		250,00	1.314,00	2.035,21		250,00			250,00	1.314,00		56,5	6,9	36,6	0,0
FA-0019	Construccion Hospital Tipo II Pueblo Nuevo Mcpio Pueblo Nuevo	1991	2006	E	7926-M2	7.030,00	1.764,89	230,00		230,00	5.035,11	1.764,89		230,00			230,00	2.600,00	2.435,11	25,1	3,3	37,0	34,6
FA-0021	Hospital de Dabajuro Mcpio Dabajuro	1996	2006	E	7926-M2	7.020,00	1.876,31	220,00		220,00	4.923,69	1.876,31		220,00			220,00	2.600,00	2.323,69	26,7	3,1	37,0	33,2
GU-0018	Construccion Gereatrico de Valle de la Pascua	1992	2005	E	3300-M2	2.468,69	1.868,69	340,00		340,00	260,00	1.868,69		340,00			340,00	260,00		75,7	13,8	10,5	0,0
GU-0021	Construccion del Centro de Salud 10 camas en Ortiz	1992	2006	E	2130-M2	3.230,43	2.030,43	200,00		200,00	1.000,00	2.030,43		200,00			200,00	700,00	300,00	62,9	6,2	21,7	9,2
LA-0043	Construccion Hospital Tipo I Sarare	1991	2006	E	6368-M2	4.384,00	2.384,00	300,00		300,00	1.700,00	2.384,00		300,00			300,00	1.000,00	700,00	54,3	6,9	22,8	16,0
MI-0001	Hospital en los Teques (Unidad Terapia Intensiva Pedriatica) Mcpio Guaicaipuro	1992	2004	T	690-M2	689,88	389,88	300,00		300,00		389,88		300,00			300,00			56,5	43,5	0,0	0,0
MI-0009	HOSPITAL ONCOLOGICO LUIS RAZETTI (CONSTRUCCION Y DOTACION NUEVA SEDE)	1986	2006	E	46600-M2	29.063,00	4.000,00	400,00	7.263,00	7.663,00	17.400,00	4.000,00		400,00		7.263,00	7.663,00	3.400,00	14.000,00	13,8	26,4	11,7	48,1

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 01 EDIFICACIONES MEDICO- ASISTENCIALES
Partida: 404150100 CONSTRUCCIONES MÉDICO-ASISTENCIALES

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
MO-0011	Terminacion Centro de Salud de Caicara Mcpio Cedeño	1991	2005	E	3000-M2	2.345,00	1.745,00	200,00		200,00	400,00	1.745,00		200,00			200,00	400,00		74,4	8,6	17,0	0,0
PO-0026	Hospital Tipo I 30 CAMAS Mcpio Agua Blanca	1993	2007	E	15183-M2	8.414,03	2.914,03	400,00		400,00	3.100,00	2.914,03		400,00			400,00	1.600,00	1.500,00	45,5	6,2	24,9	23,4
SU-0021	Hospital de Guiria	1991	2005	E	840-M2	967,87	317,87	200,00		200,00	450,00	317,87		200,00			200,00	450,00		32,8	20,7	46,5	0,0
TN-0004	Rehabilitacion y mantenimiento de la Infraestructura Medico Asistencial a nivel nacional	2004	2004	I	2000-M2	2.000,00		2.000,00		2.000,00				2.000,00			2.000,00			0,0	100,0	0,0	0,0
TR-0012	Construccion Hospital de Trujillo Mcpio Trujillo	1992	2006	E	426-M2	1.670,00	807,23	250,00		250,00	612,77	807,23		250,00			250,00	300,00	312,77	48,3	14,9	18,1	18,7
VA-0002	Hospital Psiquiatrico De Anare	2002	2006	E	3150-M2	2.076,57	776,67	300,00		300,00	999,90	776,67		300,00			300,00	499,90	500,00	37,4	14,4	24,1	24,1
ZU-0302	Hospital Universitario de Maracaibo Mcpio Maracaibo	1985	2005	E	14610-M2	2.958,72	2.158,72	250,00		250,00	550,00	2.158,72		250,00			250,00	550,00		73,0	8,5	18,5	0,0
	TOTALES					99.498,48	37.874,01	7.516,00	7.263,00	14.779,00	48.845,47	37.874,01		7.516,00		7.263,00	14.779,00	20.773,90	26.071,57				

PROYECTO: 02 Edificaciones para Educación Básica y Diversificada

UNIDAD EJECUTORA: Director General de Equipamiento Urbano

La Educación es por excelencia el eje fundamental sobre el cual se rige el proceso de transformación del país, por lo que, la culminación y ejecución de las obras de infraestructura en este sector es de vital importancia para el desarrollo de la nación.

En consecuencia, el Ministerio, ante la carencia de recursos económicos para continuar las edificaciones correspondientes a este Proyecto iniciadas en años anteriores, orientará los recursos en aquellas que sean prioritarias para cada una de las regiones contempladas en el Plan Anual del Gobierno Nacional.

En tal sentido, se invertirán recursos por el orden de 6.587,48 millones de bolívares, destinados a la conclusión, continuación y reparación de 26 instalaciones educativas, lo que permitirá atender la creciente matrícula estudiantil a nivel nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
404	Activos Reales	6.587.480.000
	- Recursos Ordinarios	6.587.480.000
		6.587.480.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 02 EDIFICACIONES PARA EDUCACION BASICA Y DIVERSIFICADA
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
MO-0038	REPARACION ESCUELA BASICA FRANCISCO DE MIRANDA EN PARARI, MUNICIPIO MATURIN	2001	2004	T	290-M2	134,28	11,80	122,48		122,48		11,80		122,48			122,48			8,8	91,2	0,0	0,0
NE-0031	MEJORAS ESCUELA TECNICA INDUSTRIAL ALEJANDRO HERNANDEZ JUAN GRIEGO, MUNICIPIO MARCANO	2001	2004	T	770-M2	250,00	50,00	200,00		200,00		50,00		200,00			200,00			20,0	80,0	0,0	0,0
TN-0002	Rehabilitacion y mantenimiento de las edificaciones educativas a nivel Nacional	2004	2004	I	2000-M2	2.000,00		2.000,00		2.000,00				2.000,00			2.000,00			0,0	100,0	0,0	0,0
	TOTALES					2.384,28	61,80	2.322,48		2.322,48		61,80		2.322,48			2.322,48						

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 02 EDIFICACIONES PARA EDUCACION BASICA Y DIVERSIFICADA
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AM-0018	PRE-ESCOLAR TIPO I CURUMI	2000	2004	T	380-M2	217,00	67,00	150,00		150,00		67,00		150,00			150,00			30,9	69,1	0,0	0,0
AN-0022	CICLO DIVERSIFICADO EN CANTAURA, MUNICIPIO FREITES	1998	2005	E	3780-M2	1.668,00	1.218,00	300,00		300,00	150,00	1.218,00		300,00			300,00		150,00	73,0	13,0	0,0	9,0
AP-0014	CICLO DIVERSIFICADO MANUEL ANTONIO NIEVES EN ELORZA	1995	2005	E	5400-M2	2.400,00	1.560,00	100,00		100,00	740,00	1.560,00		100,00			100,00	740,00		65,0	4,1	30,9	0,0
AR-0008	CONSTRUCCION LICEO EXPERIMENTAL NUESTRA SEÑORA DE LA CANDELA EN TURMERO	1991	2004	T	837-M2	744,38	694,38	50,00		50,00		694,38		50,00			50,00			93,3	6,7	0,0	0,0
AR-0036	ESCUELA BASICA REPUBLICA DE MEXICO, MCPIO GIRARDOT	2000	2004	T	6075-M2	349,00	169,00	180,00		180,00		169,00		180,00			180,00			48,4	51,6	0,0	0,0
BO-0024	UNIDAD EDUCATIVA ESTATAL JUANA DE CAMPOS	2000	2004	T	600-M2	300,00	100,00	200,00		200,00		100,00		200,00			200,00			33,3	66,7	0,0	0,0
CA-0030	ESCUELA BASICA NACIONAL EZEQUIEL ZAMORA MCPIO GUACARA	2001	2006	E	2500-M2	3.639,14	250,00	100,00		100,00	3.289,14	250,00		100,00			100,00	2.265,00	1.024,14	6,9	2,7	62,2	28,2
DA-0014	ESCUELA TECNICA AGROPECUARIA (E.T.A.) EN ISLA DE COCUINA	1992	2006	E	26000-M2	3.544,40	1.444,40	200,00		200,00	1.900,00	1.444,40		200,00			200,00	1.050,00	850,00	40,8	5,6	29,6	24,0
FA-0012	ESCUELA BASICA PLAYA BLANCA, PTO CUMAREBO, MCPIO ZAMORA	1991	2004	T	1600-M2	625,00	325,00	300,00		300,00		325,00		300,00			300,00			52,0	48,0	0,0	0,0
GU-3007	ESCUELA BASICA ALBERTO I PADRA	1991	2004	T	3100-M2	960,31	760,31	200,00		200,00		760,31		200,00			200,00			79,2	20,8	0,0	0,0
LA-0001	ESCUELA BASICA ROBERTO MONTESINOS EN EL TOCUYO	1990	2007	E	6080-M2	4.460,54	755,54	255,00		255,00	3.450,00	755,54		255,00			255,00	1.200,00	2.250,00	16,9	5,8	26,9	50,4
LA-0016	CONSTRUCCION DE UNIDAD EDUCATIVA PALAVECINO EN TARABANA	1992	2005	E	1580-M2	511,00	211,00	100,00		100,00	200,00	211,00		100,00			100,00	200,00		41,3	19,6	39,1	0,0
ME-0018	ESCUELA TECNICA AGROPECUARIA DE TIMOTES MERIDA	1991	2006	E	7500-M2	4.100,00	1.973,57	150,00		150,00	1.976,43	1.973,57		150,00			150,00	1.026,43	950,00	48,1	3,7	25,0	23,2
ME-0032	UNIDAD EDUCATIVA RAFAEL A. GODOY EN MERIDA	2000	2004	T	7486-M2	739,62	539,62	200,00		200,00		539,62		200,00			200,00			72,9	27,1	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 02 EDIFICACIONES PARA EDUCACION BASICA Y DIVERSIFICADA
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores				
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/03	04	05	Años Post.
MI-0019	CICLO DIVERSIFICADO ARAGUITA	1993	2005	E	2300-M2	934,44	534,44	150,00		150,00	300,00	534,44		150,00			150,00	300,00		54,3	15,2	30,5	0,0
MI-0024	ESCUELA BASICA BRISAS DEL CARTANAL MCPIO INDEPENDENCIA	1991	2005	E	3156-M2	1.500,00	579,19	150,00		150,00	770,81	579,19		150,00			150,00	770,81		38,6	10,0	51,4	0,0
NE-0023	CONSTRUCCION TALLER DE LABORES ESCUELA ESPECIAL	1992	2005	E	4378-M2	967,00	367,00	200,00		200,00	400,00	367,00		200,00			200,00	400,00		38,0	20,7	41,3	0,0
PO-0019	UNIDAD EDUCATIVA VILLA ARAURE	1991	2004	T	1500-M2	1.340,82	1.280,82	60,00		60,00		1.280,82		60,00			60,00			95,6	4,4	0,0	0,0
TA-0023	ESCUELA BASICA JUAN TOVAR GUEDEZ TARIBA	1991	2004	T	4838-M2	1.637,69	1.137,69	500,00		500,00		1.137,69		500,00			500,00			69,5	30,5	0,0	0,0
TR-0012	CONSTRUCCION JARDIN DE INFANCIA BARRIO NUEVO. VALERA	1992	2005	E	1973-M2	622,00	222,00	170,00		170,00	230,00	222,00		170,00			170,00	230,00		35,7	27,3	37,0	0,0
ZU-0326	CICLO DIVERSIFICADO LAS AMALIAS	1991	2004	T	3800-M2	412,87	312,87	100,00		100,00		312,87		100,00			100,00			75,8	24,2	0,0	0,0
ZU-0351	CONSTRUCCION DE ESCUELA RURAL EDICTA RINCON MCPIO CATATUMBO	2004	2004	T	900-M2	150,00		150,00		150,00				150,00			150,00			0,0	100,0	0,0	0,0
ZU-0352	CONSTRUCCION ESCUELA RURAL NEGRA MATEA MCPIO COLON	2004	2004	T	800-M2	150,00		150,00		150,00				150,00			150,00			0,0	100,0	0,0	0,0
ZU-0353	CONSTRUCCION LICEO NUESTRA SEÑORA DEL CARMEN, SECTOR PUERTO CONCHA, MCPIO COLON	2004	2004	T	150-M2	150,00		150,00		150,00				150,00			150,00			0,0	100,0	0,0	0,0
	TOTALES					32.173,21	14.501,83	4.265,00		4.265,00	13.406,38	14.501,83		4.265,00			4.265,00	8.182,24	5.224,14				

PROYECTO: 03 Edificaciones para Educación Superior, Ciencia y Tecnología

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Las edificaciones para Educación Superior, Ciencia y Tecnología se consideran obras físicas de equipamiento urbano de interés nacional, por lo tanto es competencia de este Ministerio proceder a la culminación de aquellas edificaciones que se encuentran paralizadas o en ejecución, a objeto de responder al desarrollo productivo que requiere el país y de esta manera satisfacer la demanda existente en este sector.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
404	Activos Reales	10.359.820.000
	- Recursos Ordinarios	2.080.000.000
	- Programas y Proyectos	8.279.820.000
	• Universidad de Oriente.	1.743.120.000
	• Universidad Nacional Experimental Politécnico Antonio José de Sucre.	2.178.900.000
	• Universidad Simón Rodríguez.	1.815.750.000
	• Universidad Central de Venezuela.	1.815.750.000
	• Universidad Simón Bolívar Núcleo Vargas.	726.300.000
		10.359.820.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 03 EDIFICACIONES PARA EDUCACION SUPERIOR, CIENCIA Y TECNOLOGIA
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
MO-0003	AMPLIACION TECNOLOGICO DE CARIPITO	1992	2005	E	1344-M2	1.550,00	525,30	180,00		180,00	844,70	525,30		180,00			180,00	844,70		33,9	11,6	54,5	0,0
	TOTALES					1.550,00	525,30	180,00		180,00	844,70	525,30		180,00			180,00	844,70					

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 03 EDIFICACIONES PARA EDUCACION SUPERIOR,CIENCIA Y TECNOLOGIA
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AM-0002	SEDE DE LA UNIVERSIDAD NACIONAL ABIERTA	1993	2004	T	2756-M2	940,00	690,00	250,00		250,00		690,00		250,00			250,00			73,4	26,6	0,0	0,0
AP-0001	UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS MUNICIPIO SAN FERNANDO	1978	2006	E	9180-M2	7.560,44	1.903,19	200,00		200,00	5.457,25	1.903,19		200,00			200,00	2.157,25	3.300,00	25,2	2,6	28,5	43,7
AR-0006	UNIVERSIDAD CENTRAL DE VENEZUELA NUCLEO MARACAY, MUNICIPIO GIRARDOT	1969	2005	E	3311-M2	2.163,00	1.483,00	350,00		350,00	330,00	1.483,00		350,00			350,00	330,00		68,6	16,2	15,2	0,0
BA-0001	UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS, BIBLIOTECA CENTRAL MUNICIPIO BARINAS	1986	2005	E	5000-M2	1.303,87	353,87	250,00		250,00	700,00	353,87		250,00			250,00	700,00		27,1	19,2	53,7	0,0
CO-0002	INSTITUTO UNIVERSITARIO DE TECNOLOGIA AGROPECUARIA MUNICIPIO SAN MARCOS	1981	2005	E	10000-M2	2.100,00	955,54	150,00		150,00	994,46	955,54		150,00			150,00	994,46		45,5	7,1	47,4	0,0
CO-0004	LABORATORIO DE COMPLEMENTACION UNELLEZ SAN CARLOS, SAN CARLOS	1993	2006	E	3000-M2	1.700,00	501,38	150,00		150,00	1.048,62	501,38		150,00			150,00	389,62	659,00	29,5	8,8	22,9	38,8
DA-0001	INSTITUTO UNIVERSITARIO TECNOLOGICO DR DELFIN MENDOZA, MPIO TUCUPITA	1990	2006	E	7350-M2	2.533,00	1.403,45	200,00		200,00	929,55	1.403,45		200,00			200,00	428,65	500,90	55,4	7,9	16,9	19,8
DM-0001	UNIVERSIDAD CENTRAL DE VENEZUELA	2004	2004	I	2000-Mts.	1.815,75			1.815,75	1.815,75						1.815,75	1.815,75			0,0	100,0	0,0	0,0
ME-0043	INSTITUTO UNIVERSITARIO TECNOLOGICO DE EJIDO BAILADORES	2001	2008	E	6900-M2	3.050,00	400,00	150,00		150,00	2.500,00	400,00		150,00			150,00	1.400,00	1.100,00	13,1	4,9	45,9	36,1
TN-0009	UNIVERSIDAD EXPERIMENTAL POLITECNICA, ANTONIO JOSE DE SUCRE	1997	2010	E	9740-M2	35.518,90	4.240,00		2.178,90	2.178,90	29.100,00	4.240,00				2.178,90	2.178,90	9.900,00	19.200,00	11,9	6,1	27,9	54,1
TN-0011	UNIVERSIDAD NACIONAL EXPERIMENTAL SIMON RODRIGUEZ	2003	2008	E	9000-M2	11.815,75	2.000,00		1.815,75	1.815,75	8.000,00	2.000,00				1.815,75	1.815,75	2.000,00	6.000,00	16,9	15,4	16,9	50,8
TN-0012	UNIVERSIDAD DE ORIENTE	2003	2008	E	9000-M2	11.343,12	2.000,00		1.743,12	1.743,12	7.600,00	2.000,00				1.743,12	1.743,12	2.000,00	5.600,00	17,6	15,4	17,6	49,4

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 03 EDIFICACIONES PARA EDUCACION SUPERIOR,CIENCIA Y TECNOLOGIA
Partida: 404150300 EDIFICACIONES EDUCATIVAS

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores				
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/03	04	05	Años Post.
VA-0001	UNIVERSIDAD SIMO BOLIVAR NUCLEO VARGAS, MCPIO VARGAS	2003	2006	E	1500-M2	8.726,30	1.000,00		726,30	726,30	7.000,00	1.000,00				726,30	726,30	2.000,00	5.000,00	11,4	8,3	22,9	57,4
ZU-0070	INSTITUTO UNIVERSITARIO DE TECNOLOGIA DE CABIMAS MODULO ADMINISTRATIVO (NUCLEO CIUDAD OJEDA), MUNICIPIO LAGUNILLAS	1997	2006	E	3100-M2	2.725,00	325,00	200,00		200,00	2.200,00	325,00		200,00			200,00	1.200,00	1.000,00	12,0	7,3	44,0	36,7
	TOTALES					93.295,13	17.255,43	1.900,00	8.279,82	10.179,82	65.859,88	17.255,43		1.900,00		8.279,82	10.179,82	23.499,98	42.359,00				

PROYECTO: 04 Edificaciones para la Cultura

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

El Ministerio tiene previsto en esta área la terminación y ejecución de las obras de infraestructura para la cultura, con el objeto de propiciar el desarrollo integral de recursos humanos y brindar de esta forma unas instalaciones adecuadas, que permitan satisfacer las necesidades prioritarias del sector.

En este sentido, realizará una inversión de Bs.1.890,0 millones que se destinarán a 05 obras, las cuales permitirán la ampliación del sector cultural del país.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
404	Activos Reales	1.890.000.000
	- Recursos Ordinarios	1.890.000.000
		1.890.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 04 EDIFICACIONES PARA LA CULTURA
Partida: 404150400 EDIFICACIONES CULTURALES

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
CO-0005	Complejo Cultural en Tinaco Mcpio. San Carlos	1997	2004	T	1168-M2	770,62	370,62	400,00		400,00		370,62		400,00			400,00			48,1	51,9	0,0	0,0
DM-0006	Estructura Espacial del Poliedro (space frame)	2004	2004	I	10000-M2	700,00		700,00		700,00				700,00			700,00			0,0	100,0	0,0	0,0
DM-0007	Mantenimiento del Teatro Teresa Carreño	2004	2005	I	2500-M2	700,00		500,00		500,00	200,00			500,00			500,00	200,00		0,0	71,4	28,6	0,0
SU-0019	Continuacion Museo Historico de Carupano	1996	2004	T	650-M2	210,50	120,50	90,00		90,00		120,50		90,00			90,00			57,3	42,7	0,0	0,0
YA-0006	Construccion Sede de Niños Cantores	1993	2004	T	450-M2	509,76	309,76	200,00		200,00		309,76		200,00			200,00			60,8	39,2	0,0	0,0
	TOTALES					2.890,88	800,88	1.890,00		1.890,00	200,00	800,88		1.890,00			1.890,00	200,00					

PROYECTO: 05 Edificaciones Deportivas

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

El Ministerio tiene previsto la ejecución y terminación de las obras de infraestructura deportivas, con el objeto de propiciar el desarrollo integral de recursos humanos y brindar de esta forma unas instalaciones adecuadas, que permitan satisfacer las necesidades prioritarias del sector.

En este sentido, la inversión de Bs. 1.359.7 millones, será destinada a 05 obras ubicadas a lo largo del Territorio Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2004
404	Activos Reales	1.359.720.000
	- Recursos Ordinarios	1.359.720.000
		1.359.720.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 05 EDIFICACIONES DEPORTIVAS
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
NE-0025	Reparaciones Generales Estadio de Beisbol Stalin Talito Larez, Las Hernandez. Mcplo. Tubores.	2001	2004	T	1100-M2	400,00	200,00	200,00		200,00		200,00		200,00			200,00			53,0	53,0	0,0	0,0
	TOTALES					400,00	200,00	200,00		200,00		200,00		200,00			200,00						

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 05 EDIFICACIONES DEPORTIVAS
Partida: 404159900 OTRAS CONSTRUCCIONES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						CONTRATOS							ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
NE-0020	Construcción Pista de Atletismo en Pedregales. Mcpio. Aut. Marcano.	1991	2004	T	8000-M2	1.080,00	480,00	600,00		600,00		480,00		600,00			600,00			44,4	55,6	0,0	0,0
NE-0027	Sede de la Liga Menor de Beisbol Criollitos de Venezuela. Juan Griego. Mcpio. Marcano.	2001	2004	T	250-M2	200,00	80,00	120,00		120,00		80,00		120,00			120,00			40,0	60,0	0,0	0,0
TA-0002	Escuela de Formación Deportiva. Mcpio. San Cristobal.	1980	2004	T	3471-M2	350,00	160,28	189,72		189,72		160,28		189,72			189,72			45,8	54,2	0,0	0,0
TR-0023	Campo Deportivo de Beisbol Menor San Luis. (Minfra). Mcpio. Valera.	2004	2004	I	1500-M2	250,00		250,00		250,00				250,00			250,00			0,0	100,0	0,0	0,0
	TOTALES					1.880,00	720,28	1.159,72		1.159,72		720,28		1.159,72			1.159,72						

PROYECTO: 06 Edificaciones para Seguridad y Defensa

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

El Ministerio, a través de este Proyecto, atenderá las necesidades de Infraestructura en materia de seguridad, defensa y vigilancia de los intereses generales de la República, la administración de justicia, preservación del orden, la paz pública y la soberanía nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
404	Activos Reales	1.495.000.000
	- Recursos Ordinarios	1.495.000.000
		1.495.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 06 EDIFICACIONES PARA SEGURIDAD Y DEFENSA
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
CA-0042	Reparación y Mejoras en 41 Brigada Blindada y Guarnicion De Valencia. Mcpio. Naguanagua.	2004	2005	I	200C-M2	300,00		100,00		100,00	200,00			100,00			100,00	200,00		0,0	33,3	66,7	0,0
	TOTALES					300,00		100,00		100,00	200,00			100,00			100,00	200,00					

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 06 EDIFICACIONES PARA SEGURIDAD Y DEFENSA
Partida: 404150200 EDIFICACIONES MILITARES Y DE SEGURIDAD

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final			Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AM-0031	Centro de Investigaciones Penales en el Comando Regional No 9 de la Guardia Nacional en Puerto Ayacucho. Mcpio Atures.	2001	2004	T	260-M2	202,00	82,00	120,00		120,00		82,00		120,00			120,00			40,6	59,4	0,0	0,0
DM-0162	Tribunal Supremo de Justicia (Estacionamiento). Mcpio. Libertador.	2002	2004	T	5322-M2	737,00	537,00	200,00		200,00		537,00		200,00			200,00			72,9	27,1	0,0	0,0
TN-0024	OBRAS DE EMERGENCIA EN EL SECTOR DE SEGURIDAD Y DEFENSA A NIVEL NACIONAL	2004	2004	T	2000-M2	1.000,00		1.000,00		1.000,00				1.000,00			1.000,00			0,0	100,0	0,0	0,0
	TOTALES					1.939,00	619,00	1.320,00		1.320,00		619,00		1.320,00			1.320,00						

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 06 EDIFICACIONES PARA SEGURIDAD Y DEFENSA
Partida: 404159900 OTRAS CONSTRUCCIONES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
SU-0021	Jardin de Infancia Rio Caribe. Mcpio Arismendi.	1991	2004	T	848-M2	249,15	174,15	75,00		75,00		174,15		75,00			75,00			69,9	33,1	0,0	0,0
	TOTALES					249,15	174,15	75,00		75,00		174,15		75,00			75,00						

PROYECTO: 07 Edificaciones Varias

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Por intermedio de este Proyecto, el Ministerio continuará la construcción de obras en ejecución o paralizadas, cuyas características específicas impiden su inclusión en otros proyectos del Programa 06, tales como: edificaciones sedes de organismos o instituciones públicas nacionales.

Para el cumplimiento de estos objetivos, se asignan Bs. 14.046,0 millones para la ejecución de 10 obras de interés nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
404	Activos Reales	14.046.800.000
	- Recursos Ordinarios	14.046.800.000
		14.046.800.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 07 EDIFICACIONES VARIAS
Partida: 404020200 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
CA-0024	Reparaciones de la Sede Minfra. Carabobo. Mcpio Valencia.	1996	2005	E	1292-M2	1.380,00	382,00	100,00		100,00	898,00	382,00		100,00			100,00	898,00		27,7	7,2	65,1	0,0
CA-0032	Restauración Campo de Carabobo. III Etapa. Mcpio. Libertador.	2000	2004	T	3000-M2	2.139,22	2.054,22	85,00		85,00		2.054,22		85,00			85,00			96,0	4,0	0,0	0,0
DM-0085	Restauración Panteón Nacional. Mcpio. Libertador.	1998	2008	E	4568-M2	5.400,00	1.800,00	300,00		300,00	3.300,00	1.800,00		300,00			300,00	1.200,00	2.100,00	33,3	5,6	22,2	38,9
TN-0019	CONSERVACION Y MANTENIMIENTO DE LA INFRAESTRUCTURA DE AEROPUERTOS NACIONALES	2004	2004	T	4000-M2	2.500,00		2.500,00		2.500,00				2.500,00			2.500,00			0,0	100,0	0,0	0,0
ZU-0044	Reparaciones Sede Minfra San Francisco. Mcpio San Francisco	2001	2005	E	4787-M2	600,00	100,00	100,00		100,00	400,00	100,00		100,00			100,00	400,00		16,7	16,7	66,6	0,0
	TOTALES					12.019,22	4.338,22	3.085,00		3.085,00	4.598,00	4.338,22		3.085,00			3.085,00	2.498,00	2.100,00				

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 07 EDIFICACIONES VARIAS
Partida: 404159900 OTRAS CONSTRUCCIONES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
AM-0019	Construcción Galpon Para Trabajos de Autogestión Indigena. Mcpio Atures.	1998	2004	T	480-M2	680,00	600,00	80,00		80,00		600,00		90,00			80,00			88,2	11,8	0,0	0,0
AR-0008	Instituto Artesanal de la Colonia Tovar. Mcpio. Tovar.	1980	2004	T	2209-M2	1.361,00	1.211,00	150,00		150,00		1.211,00		150,00			150,00			89,0	11,0	0,0	0,0
BO-0038	Construcción Sede Ministerio del Ambiente. Mcpio. Heres.	2001	2005	E	1858-M2	1.000,00	300,00	250,00		250,00	450,00	300,00		250,00			250,00	450,00		30,0	25,0	45,0	0,0
ME-0039	Casa Hogar San Rafael. Sector La Palmita. E. Vigia. Mcpio Alberto Adriani.	1996	2004	T	1845-M2	1.265,00	965,00	300,00		300,00		965,00		300,00			300,00			76,3	23,7	0,0	0,0
TN-0017	OBRAS DE EMERGENCIA EN EL TERRITORIO NACIONAL	2003	2004	T	13000-M2	12.281,80	2.100,00	10.181,80		10.181,80		2.100,00		10.191,80			10.181,80			17,1	82,9	0,0	0,0
	TOTALES					18.587,80	5.176,00	10.961,80		10.961,80	450,00	5.176,00		10.961,80			10.961,80	450,00					

PROYECTO: 10 Infraestructura de Apoyo a la Producción

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

A través de este Proyecto, el Ministerio contribuirá con el desarrollo y consolidación de la infraestructura de apoyo a la producción, bajo el criterio de darle continuidad y conclusión a las edificaciones que se encuentran en ejecución, así como el mejoramiento de la capacidad instalada

En este sentido, se asignará la cantidad de Bs. 300,0 millones, para la terminación de 2 obras importantes como son un mercado popular y un centro de acopio.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
404	Activos Reales	300.000.000
	- Recursos Ordinarios	300.000.000
		300.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 10 INFRAESTRUCTURA DE APOYO A LA PRODUCCION
Partida: 404159900 OTRAS CONSTRUCCIONES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
PO-0012	Mercado Popular de Agua Blanca. Mcpio Agua Blanca.	1992	2004	T	1274-M2	540,40	390,40	150,00		150,00		390,40		150,00			150,00			72,2	27,8	0,0	0,0
YA-0003	Centro de Acopio Marin. Mcpio San Felipe.	1992	2005	E	1094-M2	1.657,86	507,86	150,00		150,00	1.000,00	507,86		150,00			150,00	1.000,00		30,6	9,0	60,4	0,0
	TOTALES					2.198,26	898,26	300,00		300,00	1.000,00	898,26		300,00			300,00	1.000,00					

PROYECTO: 11 Estudios, Proyectos e Inspección de Obras

UNIDAD EJECUTORA: Dirección General de Equipamiento Urbano

Por intermedio de este Proyecto, el Ministerio continuará la contratación de elaboración de proyectos de obras que se requieren con carácter prioritario.

Para el cumplimiento de estos objetivos, se asigna la cantidad de Bs. 500,0 millones para la ejecución de los proyectos necesarios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
404	Activos Reales	500.000.000
	- Recursos Ordinarios	500.000.000
		500.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 06 CONSTRUCCION DE EDIFICACIONES
Subprograma:
Proyecto: 11 ESTUDIOS, PROYECTOS E INSPECCION DE OBRAS
Partida: 404130200 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PRIVADO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN		RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final		Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
TN-0001	Estudios y Proyectos Aplicables a Bienes del Dominio Privado.	2004	2004	T	230-Proyectos	500,00		500,00		500,00				500,00			500,00			3,0	100,0	0,0	0,0
	TOTALES					500,00		500,00		500,00				500,00			500,00						

PROGRAMA: 07 Inquilinato

UNIDAD EJECUTORA: Dirección General Sectorial de Inquilinato

Al Ministerio le corresponde aplicar, interpretar y vigilar el cumplimiento de las disposiciones legales en materia inquilinaria; así como establecer el precio para la venta de apartamentos distintos al arrendamiento y que se pondrán a la venta bajo el régimen de propiedad horizontal, en el Area Metropolitana de Caracas. De igual manera, atiende las solicitudes de expedientes emanados del tribunal superior en lo civil, contencioso y administrativo, contra las resoluciones efectuadas en esta dirección.

En consecuencia, la Dirección de Inquilinato proseguirá fijando los cánones de arrendamiento mensual de los inmuebles en alquiler, ubicados en el Area Metropolitana de Caracas, tomando en consideración las acciones relacionadas con el derecho inquilinario; los procedimientos de exenciones de regulación, los derechos de preferencia, solicitudes de reintegro de depósitos, denuncias de desalojos e imposiciones de multas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Inspecciones, Dictámenes, Multas y Otros Trámites Inquilinarios	Procedimiento	6.070	669.647.213
TOTAL			**669.647.213**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de Personal	564.721.797
	- Recursos Ordinarios	564.721.797
402	Materiales y Suministros	42.623.000
	- Recursos Ordinarios	42.623.000
403	Servicios no Personales	29.500.000
	- Recursos Ordinarios	29.500.000
404	Activos Reales	32.802.416
	- Recursos Ordinarios	32.802.416
		669.647.213

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	88	447.163.688
- Directivo	1	10.278.576
- Profesional y Técnico	17	165.792.781
- Personal Administrativo	59	228.855.074
- Obreros	11	42.237.257
Personal Contratado	8	57.600.000
- Empleados	8	57.600.000
TOTAL	96	504.763.688

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	61	230.358.844
IV	347.107 - 397.107	7	30.694.879
V	397.108 - 447.108	2	10.038.608
VI	447.109 - 497.109	4	21.600.000
VII	497.110 - 547.110	3	18.793.727
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114	1	8.387.745
XII	747.115 - 797.115	7	64.065.260
XIII	797.116 - 847.116	6	57.989.441
XIV	847.117 - 897.117	1	10.278.576
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	4	52.556.608
	TOTAL	96	504.763.688

PROGRAMA: 08 Vialidad Agrícola

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

Los recursos presupuestarios del programa ascienden a Bs. 4.516,7 millones, los cuales serán distribuidos en Bs. 539,5 millones para Gastos de Funcionamiento y Bs. 3.977,2 millones para cancelar obras contratadas en el ejercicio fiscal 2003 y dar continuidad a las obras iniciadas en el ejercicio fiscal 2002.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Actividades Operativas de Apoyo	Trámite	683.157	539.531.042
Conservación y Rehabilitación en Vías Agrícolas Regionales	Km.	64	3.977.200.000
TOTAL			**4.516.731.042**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de Personal	455.607.537
	- Recursos Ordinarios	455.607.537
402	Materiales y Suministros	50.212.305
	- Recursos Ordinarios	50.212.305
403	Servicios no Personales	28.711.200
	- Recursos Ordinarios	28.711.200
404	Activos Reales	3.982.200.000
	- Recursos Ordinarios	3.982.200.000
		4.516.731.042

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	66	426.599.176
- Directivo	12	100.978.836
- Profesional y Técnico	20	194.316.364
- Personal Administrativo	21	80.516.851
- Obreros	13	50.787.125
Personal Contratado	2	14.476.536
- Empleados	2	14.476.536
TOTAL	**68**	**441.075.712**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	2	4.023.648
II	247.105 - 297.105	3	8.933.431
III	297.106 - 347.106	24	91.740.090
IV	347.107 - 397.107	1	4.242.045
V	397.108 - 447.108	3	15.015.692
VI	447.109 - 497.109	1	5.416.172
VII	497.110 - 547.110	3	18.751.336
VIII	547.111 - 597.111	1	7.135.240
IX	597.112 - 647.112	8	58.099.896
X	647.113 - 697.113		
XI	697.114 - 747.114	5	43.104.970
XII	747.115 - 797.115	7	65.474.944
XIII	797.116 - 847.116	2	19.631.990
XIV	847.117 - 897.117	3	30.918.576
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	5	68.587.682
	TOTAL	**68**	**441.075.712**

PROYECTO: 99 Gastos de Funcionamiento

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	455.607.537
	- Recursos Ordinarios	455.607.537
402	Materiales y Suministros	50.212.305
	- Recursos Ordinarios	50.212.305
403	Servicios no Personales	28.711.200
	- Recursos Ordinarios	28.711.200
404	Activos Reales	5.000.000
	- Recursos Ordinarios	5.000.000
		539.531.042

PROYECTO: 02 Vialidad Agrícola Regional

UNIDAD EJECUTORA: Dirección General de Vialidad Agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
404	Activos Reales	3.977.200.000
	- Recursos Ordinarios	3.977.200.000
		3.977.200.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 08 VIALIDAD AGRICOLA
Subprograma:
Proyecto: 02 VIALIDAD AGRICOLA REGIONAL
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO				RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
							CONTRATOS						ASIGNACIONES ESTIMADAS										
								POR TRAMITAR					ESTIMADAS 2004										
								AÑO 2004					PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO								
Cód	DENOMINACIÓN	Inicio	Final	SITUACIÓN	Cantidad y Unidad de Medida	Costo Total	Tramitado al 31/12/03	Ordinario	Extraordinario	Total	Años Posteriores	Asignado al 31/12/03	Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos	Total Asignación 2004	Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
AN-0022	Continuacion Mejoras Via Agricola Karina de Tabaro Mcpio. Independencia	2003	2004	T	2-Kms.	65,00	65,00					32,50	32,50				32,50			50,0	50,0	0,0	0,0
CA-0002	Continuacion Mejoras Via Agricola El Piñal-Las Manzanas. Mcpio Carlos Arvelo	2003	2004	T	2-Kms.	65,00	65,00					32,50	32,50				32,50			50,0	50,0	0,0	0,0
FA-0002	Continuacion y Mejoras Via Agricola Maparari Mcpio Maparari	2003	2004	T	2-Kms.	65,00	65,00					32,50	32,50				32,50			50,0	50,0	0,0	0,0
GU-0003	Continuacion Consolidacion Via Agricola Asentamiento Campesino Las Barbas Mcpio Miranda	2002	2007	E	14-Kms.	1.260,00	400,00	200,00		200,00	660,00	400,00		200,00			200,00	300,00	360,00	31,7	15,9	23,8	28,6
GU-0006	Continuacion Mjoras Via Agricola La Cachicama-San Jose de Guaribe. Mcpio Guaribe	2003	2004	T	2-Kms.	100,00	100,00					50,00	50,00				50,00			50,0	50,0	0,0	0,0
ME-0017	Continuacion Mejoras Via Agricola La Azulita-La Osa Mcpio. Andres Bello	2003	2004	E	2-Kms.	65,00	65,00					32,50	32,50				32,50			50,0	50,0	0,0	0,0
ME-0018	Continuacion Mejoras Via Agricola Mesa de los Godos-Mesa de las Viejas Mcpio Antonio Pinto Salinas	2003	2004	T	2-Kms.	65,00	65,00					32,50	32,50				32,50			50,0	50,0	0,0	0,0
MI-0002	Continuacion Mejoras Via Agricola Sector Rio Negro y Ramales Mcpio Acevdo	2003	2004	T	2-Kms.	280,00	80,00	200,00		200,00		80,00		200,00			200,00			28,6	71,4	0,0	0,0
MI-0003	Continuacion Mejoras Via Agricola Las Maravillas-San Vicente Mcpio Eulalia Buroz	2003	2004	T	2-Kms.	265,00	65,00	200,00		200,00		32,50	32,50	200,00			232,50			12,3	87,7	0,0	0,0
MI-0004	Continuacion Mejoras Via Agricola Burgos -El Delirio Mcpio Andres Bello	2003	2004	T	2-Kms.	65,00	65,00					32,50	32,50				32,50			50,0	50,0	0,0	0,0
MI-0005	Continuacion Mejoras Vialidad Asentamiento Campesino Ambrosio Casa Blanca Mcpio Acevedo	2003	2004	T	2-Kms.	265,00	65,00	200,00		200,00		32,50	32,50	200,00			232,50			12,3	87,7	0,0	0,0
MO-0002	Continuacion Mejoras Via Agricola Los Mangos de Orocual-Los Manices Mcpios Piar y Cedeño	2003	2004	E	2-Kms.	281,00	81,00	200,00		200,00		81,00		200,00			200,00			28,8	71,2	0,0	0,0
MO-0003	Continuacion Mejoras Via Agricola T010-La Abundancia-Veladero La Culebra Mcpio Maturin	2003	2004	T	2-Kms.	265,00	65,00	200,00		200,00		32,50	32,50	200,00			232,50			12,3	87,7	0,0	0,0

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 08 VIALIDAD AGRICOLA
Subprograma:
Proyecto: 02 VIALIDAD AGRICOLA REGIONAL
Partida: 404020100 CONSERVACIONES, AMPLIACIONES Y MEJORAS DE OBRAS EN BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolívares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores				
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos				Al 31/12/03	04	05	Años Post.
SU-0026	Continuacion Consolidacion Via Agricola Sabana de Fio-Soro-La Canela-Las Piecras-Irapa y Ramales Mcpio Mariño	2002	2007	E	16-Kms.	1.440,00	400,00	300,00		300,00	740,00	400,00		300,00			300,00		740,00	27,8	20,8	0,0	51,4
SU-0028	Continuacion Consolidacion Via Agricola Soro-Juan Pedro Mcpio Mariño	2001	2004	T	3-Kms.	550,60	230,00	320,60		320,60		230,00		320,60			320,60			41,8	58,2	0,0	0,0
TA-0002	Continuacion Mejoras Via Agricola El Cobre Aldea Parnia Mcpio Jose Maria Vargas	2003	2004	T	2-Kms.	265,00	65,00	200,00		200,00		32,50	32,50	200,00			232,50			12,3	87,7	0,0	0,0
TN-0003	Emergencias en la vialidad Agricola de todo el pais en aopyo al sector productivo	2000	2005	E	1-Kms.	25.428,20	22.932,30	1.350,50		1.350,50	1.143,40	22.786,20	166,10	1.350,50			1.516,60	1.143,40		89,6	5,9	4,5	0,0
TR-0031	Continuacion Mejoras Via Agricola Altos de San Juan, Parte Alta-El Toldo Mcpio Valera	2003	2004	T	2-Kms.	65,00	65,00					32,50	32,50				32,50			50,0	50,0	0,0	0,0
VA-0002	Continuacion Mejoras Via Agricola Topo El Palmar Los Cedros -El Guire Tarma Abajo Mcpio Vargas	2003	2004	T	2-Kms.	65,00	65,00					32,50	32,50				32,50			50,0	50,0	0,0	0,0
	TOTALES					30.917,80	25.003,30	3.371,10		3.371,10	2.543,40	24.397,20	608,10	3.371,10			3.977,20	1.443,40	1.100,00				

PROGRAMA: 09 Previsión y Protección Social

UNIDAD EJECUTORA: Despacho del Ministro

Dentro de las Políticas de seguridad social, tanto como para los trabajadores activos como pasivos impulsadas por el Ejecutivo Nacional, se inscribe dentro de este Programa la cuantificación de los beneficios sociales y los aportes de Ley que resguardan dicha seguridad, tales como Caja de Ahorros, Política Habitacional, Seguro Social, Ley Programa de Alimentación, Ayudas, Subvenciones Directas y Otras Compensaciones, Guarderías, Becas, Aportes para los Organismos Laborales y Gremiales como Federaciones y Sindicatos, asimismo al Comité de Damas de MINFRA y al Preescolar Luis Raúl Vásquez Zamora el cual funciona para los hijos de los trabajadores de este Ministerio, así como los demás conceptos que resguardan la asistencia social, incluyendo la atención medica ambulatoria (HCM) del personal pensionado y jubilado.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Beneficios Sociales	Bolívar	4.048.098	177.970.250.050
TOTAL			**177.970.250.050**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	44.752.121.350
	- Recursos Ordinarios	44.752.121.350
403	Servicios no Personales	1.599.092.736
	- Recursos Ordinarios	1.599.092.736
407	Transferencias	131.619.035.964
	- Recursos Ordinarios	131.619.035.964
		177.970.250.050

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	1.301.734.744
407	01	00	00	Transferencias Corrientes Internas	1.301.734.744
407	01	01	00	Transferencias Corrientes al Sector Privado	1.301.734.744
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	1.278.200.000
				S0828 - Jardín de Infancia Raúl Vásquez Zamora.	858.600.000
				- Recursos Ordinarios	858.600.000
				S1499 - Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	419.600.000
				- Recursos Ordinarios	419.600.000
407	01	01	15	Subsidios a Organismos Laborales y Gremiales	23.534.744
				S0420 - Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	4.678.349
				- Recursos Ordinarios	4.678.349
				S0425 - Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	5.580.000
				- Recursos Ordinarios	5.580.000
				S0454 - Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	5.566.595
				- Recursos Ordinarios	5.566.595
				S0465 - Federación Nacional de Obreros Dependientes del Estado (FENODE).	6.709.800
				- Recursos Ordinarios	6.709.800
				S0917 - Sindicato Único Nacional de Empleados Públicos (SUNEP).	1.000.000
				- Recursos Ordinarios	1.000.000

PROGRAMA: 10 Administración Regional

UNIDAD EJECUTORA: Despacho del Ministro-Dirección General de Administración

El Ministerio de Infraestructura para el año 2004, a nivel regional continuará desarrollando las políticas enmarcadas dentro de los equilibrios social y territorial, dirigiendo sus recursos presupuestarios en materia de inversión que coordinadamente con las Alcaldías y Gobernaciones fortalezcan el desarrollo de cada región, en materia de vivienda, transporte e infraestructura, mejorando por esta vía la calidad de vida dentro del Territorio Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Administración de los Recursos Asignados para los Gastos de Funcionamiento de cada uno de los Centros Estadales de Coordinación.	Bolívar	3.905.687	73.904.775.259
TOTAL			**73.904.775.259**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	67.195.107.794
	- Recursos Ordinarios	67.195.107.794
402	Materiales y Suministros	4.078.320.036
	- Recursos Ordinarios	4.078.320.036
403	Servicios no Personales	1.825.019.165
	- Recursos Ordinarios	1.825.019.165
404	Activos Reales	781.790.150
	- Recursos Ordinarios	781.790.150
407	Transferencias	24.538.114
	- Recursos Ordinarios	24.538.114
		73.904.775.259

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	6.701	36.305.090.440
- Directivo	121	884.502.072
- Profesional y Técnico	1.764	15.650.569.832
- Personal Administrativo	1.165	4.674.201.337
- Personal de Investigación	63	355.429.188
- Personal Médico	12	118.477.675
- Obreros	3.576	14.621.910.336
Personal Fijo a Tiempo Parcial	83	401.654.894
- Personal Médico	83	401.654.894
Personal Contratado	248	883.296.564
- Empleados	30	198.782.868
- Obreros	218	684.513.696
TOTAL	**7.032**	**37.590.041.898**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	208	476.638.518
II	247.105 - 297.105	49	170.833.215
III	297.106 - 347.106	3.467	13.550.131.682
IV	347.107 - 397.107	1.094	4.794.656.843
V	397.108 - 447.108	305	1.514.967.188
VI	447.109 - 497.109	54	303.841.567
VII	497.110 - 547.110	124	786.284.202
VIII	547.111 - 597.111	163	1.123.735.043
IX	597.112 - 647.112	219	1.628.297.638
X	647.113 - 697.113	333	2.673.371.596
XI	697.114 - 747.114	236	2.045.472.321
XII	747.115 - 797.115	211	1.948.331.684
XIII	797.116 - 847.116	128	1.263.863.471
XIV	847.117 - 897.117	107	1.122.600.144
XV	897.118 - 947.118	72	799.115.471
XVI	947.119 - 997.119	68	794.191.667
XVII	997.120 Y MÁS	194	2.593.709.648
	TOTAL	**7.032**	**37.590.041.898**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	24.538.114
407	99	00	00	Transferencias Corrientes y de Capital Diversas	24.538.114
407	99	01	00	Transferencias Corrientes Diversas	24.538.114
				S1496 - Unidad Educativa Preescolar y Taller de Creatividad FUDECO-MINDUR	24.538.114

PROGRAMA: 11 Planificación Estratégica de Transporte

UNIDAD EJECUTORA: Dirección General de Planificación Estratégica de Transporte

Formular las políticas y estrategias para el desarrollo de un sistema integral de transporte, que coadyuve con el ordenamiento territorial del país de acuerdo a los lineamientos emanados del Ministerio de Infraestructura y el Ejecutivo Nacional.

Controlar y hacer seguimiento de los estudios y planes maestros de terminales multimodales, aeropuertos y puertos (marítimos, fluviales y lacustres) que permitan:

Evaluar la capacidad física y operacional de la infraestructura y servicios, con óptimas condiciones de operación y seguridad.

Definir ampliaciones y futuros requerimientos de la infraestructura y servicios, de acuerdo con la demanda actual y proyectada.

Generar la base legal para la zonificación de las áreas internas y adyacentes, como instrumento básico para la toma de decisiones y el futuro desarrollo del sector transporte.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Actividades Operativas de Apoyo	Documento	1.000.000	13.440.838.664
Planes y Estudios Estratégicos	Plan	10	1.800.000.000
TOTAL			**15.240.838.664**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	13.357.893.664
	- Recursos Ordinarios	13.357.893.664
402	Materiales y Suministros	24.600.000
	- Recursos Ordinarios	24.600.000
403	Servicios no Personales	31.050.000
	- Recursos Ordinarios	31.050.000
404	Activos Reales	1.827.295.000
	- Recursos Ordinarios	1.827.295.000
		15.240.838.664

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	2.309	13.336.109.225
- Directivo	523	3.441.983.880
- Profesional y Técnico	1.427	8.430.007.277
- Personal Administrativo	229	871.567.642
- Personal Médico	7	74.447.239
- Obreros	123	518.103.187
Personal Contratado	2	10.200.000
- Empleados	2	10.200.000
TOTAL	**2.311**	**13.346.309.225**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	40	109.868.615
II	247.105 - 297.105	141	463.877.870
III	297.106 - 347.106	464	1.805.739.310
IV	347.107 - 397.107	461	2.083.909.676
V	397.108 - 447.108	73	363.784.765
VI	447.109 - 497.109	125	714.295.712
VII	497.110 - 547.110	213	1.313.273.254
VIII	547.111 - 597.111	140	940.981.887
IX	597.112 - 647.112	334	2.441.871.032
X	647.113 - 697.113	58	470.646.842
XI	697.114 - 747.114	47	408.981.080
XII	747.115 - 797.115	100	919.709.022
XIII	797.116 - 847.116	29	285.216.498
XIV	847.117 - 897.117	23	239.587.702
XV	897.118 - 947.118	16	178.631.053
XVI	947.119 - 997.119	8	92.603.201
XVII	997.120 Y MÁS	39	513.331.706
	TOTAL	**2.311**	**13.346.309.225**

PROYECTO: 99 Gastos de Funcionamiento

UNIDAD EJECUTORA: Dirección General Planificación Estratégica de Transporte

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	13.357.893.664
	- Recursos Ordinarios	13.357.893.664
402	Materiales y Suministros	24.600.000
	- Recursos Ordinarios	24.600.000
403	Servicios no Personales	31.050.000
	- Recursos Ordinarios	31.050.000
404	Activos Reales	27.295.000
	- Recursos Ordinarios	27.295.000
		13.440.838.664

PROYECTO: 01 Estudios Estratégicos de Transporte

UNIDAD EJECUTORA: Estudios Estratégicos de Transporte

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
404	Activos Reales	1.800.000.000
	- Recursos Ordinarios	1.800.000.000
		1.800.000.000

Resumen de Obras (En millones de Bs.)

Organismo: 28 MINISTERIO DE INFRAESTRUCTURA
Programa: 11 PLANIFICACIÓN ESTRATEGICA DE TRANSPORTE
Subprograma:
Proyecto: 01 ESTUDIOS ESTRATEGICOS DE TRANSPORTE
Partida: 404130100 PROYECTOS Y ESTUDIOS APLICABLES A BIENES DEL DOMINIO PÚBLICO

Presupuesto: 2004

OBRAS		AÑO		SITUACIÓN	Cantidad y Unidad de Medida	RECURSOS FINANCIEROS (Millones de Bolivares)														Ejecución Física Proyectada (%)			
						Costo Total	CONTRATOS					Asignado al 31/12/03	ASIGNACIONES ESTIMADAS										
							Tramitado al 31/12/03	POR TRAMITAR					ESTIMADAS 2004					Año 2005	Años Posteriores	Al 31/12/03	04	05	Años Post.
								AÑO 2004			Años Posteriores		PRESUPUESTO ORDINARIO		PRESUPUESTO EXTRAORDINARIO		Total Asignación 2004						
Cód	DENOMINACIÓN	Inicio	Final					Ordinario	Extraordinario	Total			Contratos Vigentes	Nuevos Contratos	Contratos Vigentes	Nuevos Contratos							
TN-0001	Planificacion de Transporte Acuatico	2003	2007	E	1-Planes	5.000,00	1.000,00	450,00		450,00	3.550,00	1.000,00		450,00			450,00	1.500,00	2.050,00	20,0	9,0	30,0	41,0
TN-0002	Planificacion de Transporte Aereo	2003	2007	E	1-Planes	5.000,00	1.000,00	450,00		450,00	3.550,00	1.000,00		450,00			450,00	1.000,00	2.550,00	20,0	9,0	20,0	51,0
TN-0003	Planificacion de Transporte Terrestre	2003	2007	E	1-Planes	10.000,00	1.000,00	900,00		900,00	8.100,00	1.000,00		900,00			900,00	2.000,00	6.100,00	10,0	9,0	20,0	61,0
	TOTALES					20.000,00	3.000,00	1.800,00		1.800,00	15.200,00	3.000,00		1.800,00			1.800,00	4.500,00	10.700,00				

PROGRAMA: 98 Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Entes Descentralizados

SERVICIO COORDINADO DE TRANSPORTE AEREO DEL EJECUTIVO NACIONAL (SATA)

El servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (S.A.T.A.), tiene como objetivo fundamental, efectuar operaciones de apoyo aéreo de carácter administrativo, con la finalidad de cubrir necesidades de transporte de los diferentes organismos que conforman el Ejecutivo Nacional.

La política de cobertura de los servicios ofertados por el S.A.T.A, está orientada a coordinar la prestación del servicio de transporte aéreo a los funcionarios acreditados en los Ministerios, Procuraduría General de la República, los jefes o Directores de las Oficinas Nacionales y de las máximas autoridades de los órganos de la Administración Pública Descentralizada.

Asimismo, será el encargado de realizar el mantenimiento general de las aeronaves bajo su adscripción, del adiestramiento del personal de tripulaciones de pilotos, técnicos aeronáuticos y profesionales; operadores de los sistemas asignados y responsable de llevar el inventario del parque aéreo del Ejecutivo Nacional.

Con la finalidad de darle cumplimiento, tanto a su objetivo primordial como a la política de cobertura, el S.A.T.A. tiene programadas un total de 4.164 horas de vuelo, distribuidas entre horas de servicio, de entrenamiento y de soporte a otros organismos, así como realizar entrenamientos a pilotos y mecánicos aeronáuticos.

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN)

La Fundación para el Desarrollo de la Comunidad y Fomento Municipal FUNDACOMUN, avanzará en el año 2004 en la consolidación de su espacio institucional en el ámbito público en general y en particular con los socios estratégicos tradicionales como son las comunidades y los gobiernos municipales, en tal sentido, la estrategia institucional y sectorial con entes nacionales como el Ministerio de Infraestructura y el Despacho de Planificación y Desarrollo y de organismos multilaterales como el Banco Mundial, Unión Europea y el Programa de las Naciones Unidas para el Desarrollo, con la finalidad de ejecutar los planes y objetivos propuestos, necesarios para coadyuvar el cumplimiento de las metas de desarrollo del país.

Para este año, se proseguirá con el proceso de reorganización iniciado en el año 2001, con el fin de adecuar sistemáticamente la estructura organizativa y operacional de FUNDACOMUN, para dar cumplimiento a los objetivos contemplados en su misión y visión institucional.

FUNDACIÓN LABORATORIO NACIONAL DE VIALIDAD (FUNDALANAVIAL)

La Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL), tiene previsto para el año 2004 continuar con su política de autofinanciamiento, regulando las metodologías y productos empleados en las obras en el ámbito nacional, garantizando la correcta ejecución de los trabajos y por ende la inversión que se realiza definiendo prioridades en obras a ser ejecutadas cuyas especificaciones técnicas definidas a través de estudios que se realizarán con equipos técnicos de punta no destructivos.

INSTITUTO NACIONAL DE TRANSITO Y TRANSPORTE TERRESTRE (I.N.T.T.T.)

El Instituto Nacional de Tránsito y Transporte Terrestre (I.N.T.T.T.) tiene previsto para el año 2004, continuar con su propósito de orientar su política de gastos a fortalecer sus unidades operativas, dotándolas de la infraestructura tecnológica y de recursos humanos calificados con la finalidad de prestar una atención rápida y oportuna al usuario y garantizar el cumplimiento de la Ley de Transporte y Tránsito Terrestre mediante un excelente Servicio de Vigilancia.

FUNDACIÓN PARA EL EQUIPAMIENTO DE BARRIOS (FUNDABARRIOS)

La Fundación para el Equipamiento de Barrios (FUNDABARRIOS) tiene previsto para el año 2004, dar mejor uso de los recursos destinados tanto a la inversión como a los gastos de funcionamiento, a su vez, regidos según lo establecido en el Marco Plurianual de Presupuesto con miras a cubrir en forma prioritaria las áreas estratégicas, referidas a vivienda, urbanismo y fortalecimiento institucional.

FUNDACIÓN FONDO NACIONAL DE TRANSPORTE URBANO (FONTUR)

La Fundación Fondo Nacional de Transporte Urbano (FONTUR), tiene por objeto la promoción, financiamiento y ejecución de programas, proyectos y obras para el transporte urbano y suburbano, así como la rehabilitación y conservación mayor de la red vial principal del país, con el fin de contribuir a mejorar los niveles de vida de la población, en correspondencia con las estrategias de desarrollo y las políticas establecidas por el Ejecutivo Nacional.

Para lograr su objetivo, tiene a su cargo la realización de las siguientes actividades:

Promoción, fomento, apoyo y financiamiento de programas y proyectos orientados a mejorar la calidad y eficiencia del transporte urbano, a través del fortalecimiento institucional de los diferentes niveles del sector público.

Inversión física en obras, servicios y equipos dirigidos a establecer y fortalecer nexos con las Alcaldías.

Planificar, dirigir, coordinar y supervisar la implementación de los programas de Cooperación Técnica del Sector Transporte y Vialidad, de Compensación al Transporte, de Modernización del Transporte Terrestre y de Rehabilitación de Carreteras, Puentes y Túneles.

C.A. METRO DE CARACAS (CAMETRO)

La C.A. Metro de Caracas tiene como actividad principal el transporte público masivo de pasajeros, de naturaleza muy compleja con una evidente connotación social, que requiere la disponibilidad de mano de obra calificada, para atender la diversidad de equipos y estructuras que garanticen la ejecución normal de sus actividades medulares que son:

- Construcción y equipamiento de líneas.
- Transporte masivo de pasajeros a través de los sistemas Metro y Metrobús.
- Mantenimiento de equipos, instalaciones e infraestructura.

Para el año 2004 se intensificará la construcción de la infraestructura y fabricación de los equipos de la Línea IV Tramo Capuchinos-Plaza Venezuela; se realizará la reubicación de los Servicios Públicos y se iniciarán las Obras Civiles del Tramo El Valle-La Rinconada de la Línea III. En el Sistema de Transporte Subterráneo se realizará la recuperación y el mantenimiento mayor de las vías férreas; se repotenciará la Planta de Refrigeración N° 2 y se realizará la repotenciación del Sistema de Cobro de Pasaje de las Líneas I, II y III. En el Sistema de Transporte Superficial se recibirán e incorporarán a las diferentes rutas 70 nuevos Autobuses, se construirá y equipará la Operadora La Paz e igualmente se construirá y equipará la Operadora del Este.

INSTITUTO AUTÓNOMO FERROCARRILES DEL ESTADO (I.A.F.E.)

El Instituto tiene como objetivo el estudio, proyecto, construcción, desarrollo, ampliación, conservación, mantenimiento y explotación de los ferrocarriles de transporte público.

Como parte de una política integral a corto y mediano plazo para el año 2.004 realizará una serie de actividades dirigidas a cumplir con los siguientes objetivos:

Incentivar el proceso de apertura para la participación en la ejecución de los diferentes proyectos ferroviarios.

Obtener los recursos necesarios que aseguren cumplir los planes de trabajo para la ejecución de la rehabilitación del Sistema Centro Occidental, culminación del Sistema de Transporte Ferroviario de la Región Central en su Primera Etapa Caracas - Tuy Medio y la continuación de la obra Puerto Cabello - La Encrucijada.

Optimizar la explotación del sistema ferroviario mediante la modernización de la estructura organizacional, la potenciación de la acción comercial y la implantación integral de una oferta de servicio de alta competitividad.

DESARROLLOS URBANOS DE LA COSTA ORIENTAL DEL LAGO DE MARACAIBO S.A. (DUCOLSA)

La empresa Desarrollos Urbanos de la Costa Oriental del Lago de Maracaibo S.A. fue creada con el objetivo de planificar, administrar, regular, coordinar y ejecutar todas las actividades relacionadas con la reubicación de la población afectada por el fenómeno de subsidencia y que se encuentran bajo cota cero (hundimiento crítico) en los centros urbanos de Tía Juana, Lagunillas y Bachaquero. Esta reubicación debe llevarse a cabo enmarcada dentro de un programa social integral que contempla la dotación de tierras, servicios básicos, construcción de viviendas y urbanismos acompañados de programas sociales para el beneficio de los habitantes.

Las metas físicas programadas para el 2004 son las siguientes: construcción de 1.000 unidades habitacionales, construcción de 4 equipamientos urbanos, 90 obras de movimientos de tierras, 6 inspección de obras, 20 proyectos de estudios topográficos para equipamiento urbano, 7 construcción de obras para los servicios de macro-infraestructura, 6 programas sociales, 24 adquisiciones y protecciones de tierras con pago de expropiaciones.

PROMOTORA DEL DESARROLLO URBANO DE LA REGIÓN ZULIANA, C.A. (PRODUZCA).

La empresa Promotora del Desarrollo Urbano de la Región Zuliana, C.A, tiene por objeto la promoción y ejecución del desarrollo urbano en cualquier área que considere necesaria para el desarrollo físico y ambiental de la Región Zuliana, especialmente en las Residenciales, Educativas, Asistenciales, Comerciales, Industriales y Turísticas. Creada con una misión para promover y ejecutar proyectos que mejoren la calidad de vida urbana, mediante la ejecución de obras de infraestructura.

SERVICIO AUTÓNOMO DE FONDOS INTEGRADOS DE VIVIENDA (SAFIV)

Política de Financiamiento.

Para el cumplimiento de las actividades que por ley debe desarrollar el Servicio Autónomo de Fondos Integrados de Vivienda, los recursos provendrán del Aporte que para Gastos de Capital asigna el Ejecutivo Nacional para el Fondo de Aporte del Sector Público; los recursos provenientes del Fondo Mutual Habitacional correspondientes a los aportes de los trabajadores y empleadores; y los ingresos por actividades propias, derivados de colocaciones y los ingresos para gastos de funcionamiento aportados por BANAP en cumplimiento a lo dispuestos en el articulo 87 de la Ley del Subsistema de vivienda y Política habitacional.

Política de Gastos.

La política de gastos que ejecutará El Servicio Autónomo de Fondos Integrados de Vivienda en el año 2004 está orientada a financiar los proyectos previstos en el Plan Nacional de Vivienda elaborado por el Consejo Nacional de la Vivienda. Los recursos para su financiamiento provendrán de las fuentes antes citadas.

Política de Cobertura de los servicios a prestar por el organismo.

La política de cobertura de los servicios a prestar por el SAFIV es de carácter nacional, previendo el desarrollo de los siguientes programas:

Atención a pobladores de la calle , para financiar la construcción de residencias colectivas destinadas a niños, jóvenes, ancianos e indígenas.

Habilitación física de las zonas de barrios, a fin de ejecutar las obras de infraestructura necesarias para integrar adecuadamente grandes zonas de barrios con el resto de la ciudad.

Mejoramiento y ampliación de casas de barrios, mediante el cual se financiarán los proyectos de ampliación y mejoras de viviendas, utilizando la capacidad de gestión de los residentes de barrios.

Rehabilitación física de urbanizaciones populares, a través del cual se financiarán proyectos de rehabilitación urbana con adaptación, restauración o conservación de edificaciones y otras construcciones, basadas en los proyectos originales de las urbanizaciones populares deterioradas.

Nuevas urbanizaciones y viviendas de desarrollo progresivo, permitirá ir absorbiendo el déficit habitacional derivado del crecimiento de la población urbana de bajos ingresos, para evitar que surjan nuevos barrios.

Investigación y asistencia técnica, dirigido a financiar este componente como integrante de la asistencia habitacional.

Asistencia habitacional a los pueblos y comunidades indígenas, a fin de apoyar con recursos financieros el Proyecto Piloto de Vivienda y Ambiente, dirigido a comunidades indígenas en situación de pobreza. A través del programa se persigue impulsar un proceso que involucre a las comunidades indígenas en la implementación de un plan de construcción de viviendas desde la perspectiva del hábitat para contribuir al mejoramiento de su calidad de vida, y propiciar la protección ambiental y la producción de bienes y servicios que le permitan su autosustentabilidad.

INSTITUTO AUTÓNOMO CONSEJO NACIONAL DE LA VIVIENDA (CONAVI)

Este organismo, actúa como asesor para la definición de la Política Habitacional , para lo cual percibirá aportes en el ejercicio fiscal 2004, destinados a financiar sus gastos de funcionamiento. Asimismo, continuará desarrollando el programa de Asistencia Técnica dirigido a la promoción y creación de Organizaciones Intermedias de Vivienda (OIV) y Organizaciones Comunitarias de Vivienda (OCV), todo enmarcado dentro de la prioridad establecida por el Ejecutivo Nacional, para definir las directrices en materia de desarrollo habitacional, particularmente aquellas que beneficien a la población de menores recursos. Igualmente las asignaciones previstas permitirán cumplir su rol de supervisor y evaluador de la ejecución de los planes nacionales de vivienda y de los planes anuales habitacionales.

SERVICIO AUTÓNOMO PROGRAMA NACIONAL DE VIVIENDA RURAL (SAVIR)

Tiene como objetivo mejorar las condiciones sanitarias del medio rural, mediante la dotación de viviendas socialmente aceptables a la familias de bajos ingresos, con los servicios básicos indispensables para la formación de hábitos sanitarios que contribuyan a la disminución de las tasa de morbilidad y mortalidad de la población rural; promoviendo la integración de la comunidad, su reagrupamiento y el arraigo de las familias al medio rural. Para el ejercicio fiscal 2004 se han programado las siguientes acciones:

Con los recursos asignados el SAVIR espera continuar con los convenios que involucren a las diferentes gobernaciones y alcaldías, para ampliar la cobertura de los programas de vivienda, acueductos y cloacas rurales.

Proseguir con obras destinadas al desarrollo de redes de cloacas en zonas rurales y de redes para suministro de agua potable, las cuales se ejecutarán en coordinación con Gobernaciones, Alcaldías y el Ministerio del Ambiente y los Recursos Naturales.

INSTITUTO NACIONAL DE LA VIVIENDA (INAVI)

Durante el año 2004, la gestión del Instituto Nacional de la Vivienda (INAVI), se regirá por los lineamientos, directrices y estrategias de acción generadas por el Consejo Nacional de la Vivienda (CONAVI), y la distribución establecida dentro del Servicio Autónomo Fondos Integrados de Vivienda, para la coejecución de planes, programas y proyectos de desarrollo Habitacional.

En este sentido, INAVI ejecutará diversos programas habitacionales, entre los cuales se destacan: rehabilitación física de barrios, rehabilitación física de urbanizaciones populares, mejoramiento y ampliación de casas en barrios, nuevas urbanizaciones y vivienda de desarrollo progresivo, además de viviendas completas.

Para ello, se asignarán recursos para financiar gastos corrientes y de inversión a través de la ley de Endeudamiento Anual para el ejercicio fiscal 2004 como aporte de inversión para el Plan Nacional de Viviendas PROVIS I.

FONDO NACIONAL DE DESARROLLO URBANO (FONDUR)

El Fondo Nacional de Desarrollo Urbano, orientará su gestión a los objetivos para los cuales fue creado y dirigirá sus inversiones al desarrollo habitacional e inmobiliario, y contribuirá a la solución del problema habitacional y sus servicios conexos.

La asignación presupuestaria prevista para FONDUR en el 2004, está dirigida a satisfacer los requerimientos e incentivar el apoyo financiero a proyectos concretos que presenten las Organizaciones Intermediarias y Comunitarias de Viviendas y los promotores e inversionistas privados en la producción de nuevas soluciones habitacionales , lo que permitirá el acceso a los niveles más bajos de ingresos, según lo dispuesto en la Ley de Política Habitacional y de acuerdo a los lineamientos diseñados por el CONAVI.

INSTITUTO NACIONAL DE CANALIZACIONES (I.N.C.)

El Instituto Nacional de Canalizaciones tiene como objeto principal el estudio, financiamiento, construcción, conservación, inspección, mejora y administración de las vías de navegación, bien se trate de aquellas que permitan a buques de gran calado el acceso al Lago de Maracaibo o al Río Orinoco, o de las que se establezcan en nuestros ríos navegables así como de todas las obras accesorias necesarias o en alguna forma relacionadas con la construcción, utilización, servicio y mantenimiento de las vías expresadas.

INSTITUTO POSTAL TELEGRAFICO (IPOSTEL)

El Instituto Postal Telegráfico tiene como actividad principal contribuir al desarrollo socio-económico y cultural del país; así como la integración territorial a través de la promoción, instalación, conservación y explotación comercial de los servicios públicos de comunicación postal y telegráfica, tanto nacional como internacional.

Para el 2004 se han trazado las siguientes Metas y Objetivos:

Incremento de tarifas en los servicios prestados

Diseño de políticas para alcanzar en los próximos años un equilibrio del ingreso con los gastos de funcionamiento.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Transferencia De Recursos Para Financiar la Construcción, Reconstrucción y Diseños de Políticas en Materia de Viviendas, Ambiental, Casco Histórico y Otras Edificaciones	Bolívar	30	1.329.490.298.000
TOTAL			**1.329.490.298.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
407	Transferencias	1.329.490.298.000
	- Recursos Ordinarios	336.071.100.000
	- Gestión Fiscal	234.047.488.000
	- Programas y Proyectos	720.269.610.000
	• Cooperación Técnica del Sector Transporte y Vialidad	6.275.230.000
	• PROMUEBA CARACAS (CAMEBA) Aporte Local por Financiamiento Interno	20.935.600.000
	• Modernización Aeropuertos Control de Tráfico Aéreo	20.917.440.000
	• Eje Orinoco - Apure	5.856.880.000
	• Rehabilitación de Carreteras, Puentes y Túneles (Vial III)	20.917.440.000
	• Construcción Nacional de Viviendas	30.214.080.000
	• Metro de Maracaibo	8.333.570.000
	• Sistema de Transporte Masivo de Mérida (TROLEBUS)	14.235.480.000
	• Metro de Valencia	27.889.920.000
	• Conclusión de la Construcción de la Ampliación del Terminal del Aeropuerto	3.631.500.000
	• Programa de Ferrocarriles (Plan Ferroviario)	41.834.880.000
	• Extensión Línea III Metro de Caracas	13.944.960.000
	• Transporte Superficial Metro de Caracas	9.761.470.000
	• Inversiones Operativas Metro de Caracas	27.889.920.000
	• Línea III. Tramo El Valle - La Rinconada	55.779.840.000
	• Línea IV Tramo Capuchinos - Plaza Venezuela	55.779.840.000
	• Nuevo Programa para Finalizar Ferrocarril Caracas - Tuy Medio I y II Etapa	125.504.640.000
	• II Etapa del Sistema Ferroviario de la Región Central. Tramo Puerto Cabello la Encrucijada	130.295.990.000
	• Metro Los Teques	69.724.800.000
	• Costa Oriental del Lago de Maracaibo	10.894.500.000
	• Plan Nacional de Vivienda (PROVIS I)	4.183.490.000
	• Programa de Inversión PRODUZCA	1.541.330.000
	• Planta Física y Equipos FUNDADESARROLLO	1.452.600.000
	• Aula Magna Universidad del Zulia	1.815.750.000
	• Primera Etapa de la Via Alterna San Joaquín	1.452.600.000
	• Construcción de Red de Comedores Escolares en Distintas Unidades Educativas del Municipio Crespo del Estado Lara	363.150.000
	• Rehabilitación Vial, Pavimentación y Asfaltado de Carreteras Agrícolas: Caratal – Río Frío – Santa Cruz – La Vega – La Gloria – Caldo Cura – II Etapa	817.090.000
	• Rehabilitación y Ampliación de la Escuela Ismael Urdaneta. Parroquia Libertad del Municipio Machiques de Perijá	254.210.000
	• Acceso a Machiques Entrada por el Hospital, Parroquia Libertad de Perijá. Municipio Machiques, Estado Zulia	217.890.000
	• Autopista Mariscal Antonio José de Sucre. Gobernación del Estado Sucre	7.553.520.000
	- Otras Fuentes de Financiamiento	39.102.100.000
		1.329.490.298.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2004
4.07	Transferencias	1.329.490.298.000
	• **A0411 Fundación Pro-Patria 2000**	**672.800.000**
	Transferencias Corrientes	672.800.000
	- Recursos Ordinarios	672.800.000
	• **A0658 Instituto Autónomo Aeropuerto Internacional de Maiquetía (IAAIM)**	**3.631.500.000**
	Transferencias de Capital	3.631.500.000
	- Programas y Proyectos	
	• Conclusión de la Construcción de la Ampliación del Terminal del Aeropuerto	3.631.500.000
	• **A0940 Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)**	**57.050.000.000**
	Transferencias Corrientes	57.050.000.000
	- Recursos Ordinarios	57.050.000.000
	• **A0621 C.A. Metro de Caracas (CAMETRO)**	**234.038.130.000**
	Transferencias Corrientes	70.882.100.000
	- Recursos Ordinarios	53.000.000.000
	• Pliego Conciliatorio	29.000.000.000
	• Subsidio Estudiantil	15.000.000.000
	• Mantenimiento del Sistema Integral	9.000.000.000
	- Otras Fuentes de Financiamiento	17.882.100.000
	Subsidio Operacional	17.882.100.000
	Transferencias de Capital	163.156.030.000
	- Programas y Proyectos	
	• Línea IV Tramo Capuchinos Plaza - Venezuela	55.779.840.000
	• Extensión Línea III Metro de Caracas	13.944.960.000
	• Inversiones Operativas	27.889.920.000
	• Línea III Tramo El Valle - La Rinconada	55.779.840.000
	• Transporte Superficial Metro de Caracas	9.761.470.000
	• **A0659 Instituto Autónomo Ferrocarriles del Estado (IAFE)**	**304.297.098.000**
	Transferencias Corrientes	2.762.500.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2004
	- Recursos Ordinarios	2.762.500.000
	Transferencias de Capital	301.534.598.000
	- Gestión Fiscal	3.899.088.000
	• Convenio de Cooperación	
	- Programas y Proyectos	297.635.510.000
	• Programa de Ferrocarriles (Plan Ferroviario)	41.834.880.000
	• Nuevo Programa para Finalizar Ferrocarril Caracas Tuy Medio I y II Etapa	125.504.640.000
	• II Etapa del Sistema Ferroviario de la Región Central Tramo Puerto Cabello la Encrucijada	130.295.990.000
	• **A0662 Instituto Nacional de la Vivienda (INAVI)**	**28.251.990.000**
	Transferencias Corrientes	24.068.500.000
	- Recursos Ordinarios	24.068.500.000
	Transferencias de Capital	4.183.490.000
	- Programas y Proyectos	
	• Plan Nacional de Vivienda PROVIS I	4.183.490.000
	• **A0386-Fundación para el Equipamiento de Barrios (FUNDABARRIOS)**	**776.000.000**
	Transferencias Corrientes	776.000.000
	- Recursos Ordinarios	776.000.000
	• **A0714-Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI)**	**1.836.500.000**
	Transferencias Corrientes	1.836.500.000
	- Recursos Ordinarios	1.836.500.000
	• **A0326-Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN).**	**34.481.100.000**
	Transferencias Corrientes	13.545.500.000
	- Recursos Ordinarios	13.545.500.000
	Transferencias de Capital	20.935.600.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2004
	- Programas y Proyectos	
	• PROMUEBA CARACAS (CAMEBA) Aporte Local por Financiamiento Interno	20.935.600.000
	• **A0071-Servicio Autónomo Programa Nacional de Vivienda Rural. (SAVIR)**	**14.256.000.000**
	Transferencias Corrientes	14.256.000.000
	- Recursos Ordinarios	14.256.000.000
	• **A0661-Instituto Nacional de Canalizaciones (I.N.C.).**	**7.835.380.000**
	Transferencias Corrientes	1.978.500.000
	- Recursos Ordinarios	1.978.500.000
	Transferencias de Capital	5.856.880.000
	- Programas y Proyectos	
	• Eje Orinoco Apure	5.856.880.000
	• **A0660-Instituto Postal Telegráfico (IPOSTEL).**	**27.950.500.000**
	Transferencias Corrientes	27.950.500.000
	- Recursos Ordinarios	27.950.500.000
	• **A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)**	**47.192.670.000**
	Transferencias Corrientes	47.192.670.000
	- Recursos Ordinarios	20.000.000.000
	• Subsidio al Pasaje Estudiantil	20.000.000.000
	- Programas y Proyectos	27.192.670.000
	• Rehabilitación de Carreteras Puentes y Túneles (VIAL III)	20.917.440.000
	• Cooperación Técnica del Sector Transporte y Vialidad	6.275.230.000
	• **A0905 Servicio Autónomo Fondos Integrados de Vivienda (SAFIV)**	**318.868.000.000**
	Transferencias de Capital	318.868.000.000
	Ley de Política Habitacional	318.868.000.000
	- Recursos Ordinarios	115.499.600.000
	- Gestión Fiscal	182.148.400.000
	- Otras Fuentes de Financiamiento	21.220.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2004
	• **A0601 Desarrollos Urbanos de la Costa Oriental del Lago de Maracaibo S.A. (DUCOLSA)**	**11.394.500.000**
	Transferencias Corrientes	11.394.500.000
	- Recursos Ordinarios	500.000.000
	- Programas y Proyectos	
	• Costa Oriental del Lago de Maracaibo	10.894.500.000
	• **A0367 Fundación Laboratorio Nacional de Vialidad (LANAVIAL)**	**395.000.000**
	Transferencias Corrientes	
	- Recursos Ordinarios	395.000.000
	• **A0637 Instituto de Infraestructura de Mérida (Sistema de Transporte Masivo Estado Mérida)**	**14.235.480.000**
	Transferencias de Capital	14.235.480.000
	- Programas y Proyectos	
	• Sistema de Transporte Masivo Estado Mérida (TROLEBUS)	14.235.480.000
	• **A0805 Fondo Nacional de Desarrollo Urbano**	**78.504.080.000**
	Transferencias Corrientes	290.000.000
	- Recursos Ordinarios	290.000.000
	Transferencias de Capital	78.214.080.000
	- Gestión Fiscal	
	• Convenio de Cooperación	48.000.000.000
	- Programas y Proyectos	
	• Construcción Nacional de Viviendas	30.214.080.000
	• **A0213 Fundación para el Desarrollo Académico Integral de la Universidad del Zulia (FUNDADESARROLLO)**	**3.268.350.000**
	Transferencias de Capital	3.268.350.000
	- Programas y Proyectos	
	• Aula Magna – Universidad del Zulia.	1.815.750.000
	• Planta Física y Equipos	1.452.600.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2004
	• **A0212 C.A. Metro de Los Teques**	**69.724.800.000**
	Transferencias de Capital	69.724.800.000
	- Programas y Proyectos	
	• Metro de Los Teques	69.724.800.000
	• **A0651 C.A. Metro de Valencia**	**27.889.920.000**
	Transferencias de Capital	27.889.920.000
	- Programas y Proyectos	
	• Metro de Valencia	27.889.920.000
	• **A0148 C.A. Metro de Maracaibo**	**8.333.570.000**
	Transferencias de Capital	8.333.570.000
	- Programas y Proyectos	
	• Metro de Maracaibo	8.333.570.000
	• **A0939 Instituto Nacional de Aviación Civil (INAC)**	**20.917.440.000**
	Transferencias de Capital	20.917.440.000
	- Programas y Proyectos	
	• Modernización de Aeropuertos Control de Tráfico Aéreo	20.917.440.000
	• **A0675 Promotora del Desarrollo Urbano de la Región Zuliana C.A. (PRODUZCA)**	**1.841.330.000**
	Transferencias Corrientes	300.000.000
	- Recursos Ordinarios	300.000.000
	Transferencias de Capital	1.541.330.000
	- Programas y Proyectos	
	• Programa de Inversión PRODUZCA	1.541.330.000
	• **A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)**	**1.189.700.000**
	Transferencias Corrientes	1.189.700.000
	- Recursos Ordinarios	

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2004
	• **E5709 Municipio San Joaquín**	**1.452.600.000**
	Transferencias de Capital	1.452.600.000
	- Programas y Proyectos	
	• Primera Etapa de la Vía Alterna San Joaquín	1.452.600.000
	• **E5709 Municipio Crespo**	**363.150.000**
	Transferencias de Capital	363.150.000
	- Programas y Proyectos	
	• Construcción de Red de Comedores Escolares en Distintas Unidades Educativas del Municipio Crespo del Estado Lara	363.150.000
	• **E5709 Municipio Bolívar**	**817.090.000**
	Transferencias de Capital	817.090.000
	- Programas y Proyectos	
	• Rehabilitación Vial, Pavimentación y Asfaltado de Carreteras Agrícolas: Caratal – Río Frio – Santa Cruz – La Vega – La Gloria – Caldo Cura – II Etapa	817.090.000
	• **E5709 Municipio Machiques de Perijá**	**472.100.000**
	Transferencias de Capital	472.100.000
	- Programas y Proyectos	
	• Rehabilitación y Ampliación de la Escuela Ismael Urdaneta. Parroquia Libertad del Municipio Machiques de Perijá	254.210.000
	• Acceso a Machiques Entrada por el Hospital, Parroquia Libertad de Perijá. Municipio Machiques de Perijá, Estado Zulia	217.890.000
	• **E6800 Gobernación del Estado Sucre**	**7.553.520.000**
	Transferencias de Capital	7.553.520.000
	- Programas y Proyectos	
	• Autopista Mariscal Antonio José de Sucre	7.553.520.000
	TOTAL	**1.329.490.298.000**

Ministerio de Planificación y Desarrollo

MINISTERIO DE PLANIFICACIÓN Y DESARROLLO

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La formulación del Proyecto de Presupuesto 2004 del Ministerio de Planificación y Desarrollo, fue elaborado tomando en consideración las restricciones que confrontan las Finanzas Públicas y la rigidez que imponen los aportes legales, que obliga a establecer prioridades en la asignación de recursos disponibles.

En consecuencia, el Ministerio de Planificación y Desarrollo orientará su política presupuestaria al cumplimiento de las funciones establecidas en las diferentes leyes y reglamentos, así como también de aquellas de carácter interno, surgidas de una política de recursos humanos que estimule la capacitación de los funcionarios y el bienestar social, que incida en el desempeño eficiente de las funciones del personal activo, aunado a una política socioeconómica, que beneficie al personal jubilado y pensionado de la institución.

Entre las diferentes acciones a llevar a cabo por el Ministerio, se pueden citar las siguientes:

- Formular las políticas, estrategias y planes de desarrollo económico y social de la Nación.
- Efectuar el seguimiento y evaluar las políticas y planes de desarrollo económico y el Plan Operativo Anual.
- Analizar los efectos de la aplicación de las políticas y estrategias de desarrollo económico en los diferentes sectores de la vida nacional.
- Establecer los lineamientos y participar en la formulación de planes y políticas en sectores productivos, en el comercio, la tecnología y en los sectores sociales.
- Identificar las alternativas de recursos crediticios provenientes de los entes de financiamiento externo, aplicables al desarrollo económico y social del país.
- Coordinar las actividades de desarrollo regional y velar por su coherencia con las políticas, planes, programas y proyectos económicos, ambientales y sociales; así como la estrategia de descentralización y desconcentración, dentro del planteamiento del desarrollo sostenible.
- Establecer los lineamientos de la planificación regional en escala nacional.
- Compatibilizar los diversos programas sectoriales de desarrollo regional con los programas estadales y municipales.
- Participar en la formulación de políticas y lineamientos para la planificación del desarrollo regional, la ordenación del territorio y la protección del ambiente.
- Coordinar la formulación de la política nacional en materia de inversión pública, de acuerdo a las prioridades establecidas por el Ejecutivo Nacional y orientar las inversiones públicas de los estados y municipios.
- Ejercer el control de tutela sobre los organismos de desarrollo regional.
- Formular las políticas y lineamientos de modernización administrativa e institucional de la Administración Pública Nacional, en sus diferentes niveles y sectores, hacer su seguimiento y evaluar sus resultados.
- Aprobar las propuestas técnicas de modernización institucional de los organismos de la Administración Pública Nacional.
- Participar en la formulación de los lineamientos y mecanismos de descentralización de competencias y servicios de la Administración Pública Nacional, así como efectuar el seguimiento de tales procesos y evaluar sus resultados.
- Apoyar el fortalecimiento y modernización institucional de los diferentes niveles territoriales de gobierno, para facilitar los procesos de descentralización administrativa.
- Establecer las políticas, estrategias y directrices para la evaluación de los resultados de la gestión de los organismos de la Administración Pública Nacional y para su divulgación.
- Coordinar los diferentes regímenes de carrera administrativa en todos sus niveles.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo económico de la Nación.	Documento	6.111	22.709.209.666
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo institucional de la Nación.	Documento	10.115	5.348.775.001
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo regional de la Nación.	Documento	2.379	1.484.939.100.184
Dirigir, coordinar, ejecutar, controlar, supervisar y asesorar en las actividades administrativas, jurídicas, informativas, control interno, comunicacional y análisis estratégico del Ministerio	Informe	62.226	71.616.707.589
TOTAL			**1.584.613.792.440**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Planificación y desarrollo económico, regional e institucional	1.584.613.792.440
	TOTAL	**1.584.613.792.440**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de personal	22.443.888.532
	- Recursos Ordinarios	20.035.733.699
	- Gestión Fiscal	2.408.154.833
402	Materiales y suministros	2.530.101.203
	- Recursos Ordinarios	2.416.196.315
	- Gestión Fiscal	113.904.888
403	Servicios no personales	37.055.298.221
	- Recursos Ordinarios	9.160.920.175
	- Gestión Fiscal	21.289.806.170
	- Programas y Proyectos	4.183.491.475
	- Otras Fuentes de Financiamiento	2.421.080.401
404	Activos reales	1.493.146.362
	- Recursos Ordinarios	177.345.840
	- Gestión Fiscal	1.315.800.522
406	Servicio de la deuda pública y disminución de otros pasivos	581.754.997
	- Gestión Fiscal	581.754.997
407	Transferencias	1.520.509.603.125
	- Recursos Ordinarios	1.194.435.966.971
	- Gestión Fiscal	19.759.928.030
	- Programas y Proyectos	303.758.088.525
	- Otras Fuentes de Financiamiento	2.555.619.599
	TOTAL	**1.584.613.792.440**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	485	5.217.303.453
- Directivo	100	1.479.206.419
- Profesional y Técnico	228	2.646.420.371
- Administrativo	80	542.793.028
- Obrero	77	548.883.635
Personal Contratado	73	711.321.600
- Empleado	55	610.233.600
- Obrero	18	101.088.000
TOTAL	**558**	**5.928.625.053**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	2	7.800.000
IV	347.107 - 397.107	7	32.760.000
V	397.108 - 447.108	2	10.176.726
VI	447.109 - 497.109	39	219.973.666
VII	497.110 - 547.110	50	321.060.329
VIII	547.111 - 597.111	37	253.994.253
IX	597.112 - 647.112	26	196.920.788
X	647.113 - 697.113	25	201.321.784
XI	697.114 - 747.114	51	446.084.575
XII	747.115 - 797.115	37	343.981.953
XIII	797.116 - 847.116	17	167.363.511
XIV	847.117 - 897.117	27	282.283.032
XV	897.118 - 947.118	15	168.672.971
XVI	947.119 - 997.119	26	300.247.282
XVII	997.120 Y MÁS	197	2.975.984.183
	TOTAL	**558**	**5.928.625.053**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
A0015	Corporación de Desarrollo de la Región Central (CORPOCENTRO)	2.123.413.286
A0016	Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	1.280.954.693
A0018	Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	5.584.609.103
A0019	Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)	78.916.480
A0024	Corporación Venezolana de Guayana (C.V.G.).	274.960.656.675
A0198	Instituto Nacional de Estadística (INE)	20.154.691.011
A0210	Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	30.804.703.732
A0312	Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	2.262.605.339
A0325	Fundación Escuela de Gerencia Social (FEGS)	1.300.015.948
A0335	Instituto Venezolano de Planificación (IVEPLAN)	714.217.247
A0941	Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)	11.600.000.000
	TOTAL	**350.864.783.514**

PROGRAMA: 01 - Planificación y Desarrollo Económico, Regional e Institucional

UNIDAD EJECUTORA: Despacho del Ministro, Oficina y Unidades de Apoyo

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo económico de la Nación.	Documento	6.111	22.709.209.666
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo institucional de la Nación.	Documento	10.115	5.348.775.001
Elaboración, coordinación, seguimiento y evaluación de políticas de planificación y desarrollo regional de la Nación.	Documento	2.379	1.484.939.100.184
Dirigir, coordinar, ejecutar, controlar, supervisar y asesorar en las actividades administrativas, jurídicas, informativas, control interno, comunicacional y análisis estratégico del Ministerio	Informe	62.226	71.616.707.589
TOTAL			**1.584.613.792.440**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de personal	22.443.888.532
	- Recursos Ordinarios	20.035.733.699
	- Gestión Fiscal	2.408.154.833
402	Materiales y suministros	2.530.101.203
	- Recursos Ordinarios	2.416.196.315
	- Gestión Fiscal	113.904.888
403	Servicios no personales	37.055.298.221
	- Recursos Ordinarios	9.160.920.175
	- Gestión Fiscal	21.289.806.170
	- Programas y Proyectos	4.183.491.475
	• Programa de estudios complementarios para el desarrollo del eje de desconcentración occidental	4.183.491.475
	- Otras Fuentes de Financiamiento	2.421.080.401
404	Activos reales	1.493.146.362
	- Recursos Ordinarios	177.345.840
	- Gestión Fiscal	1.315.800.522
406	Servicio de la deuda pública y disminución de otros pasivos	581.754.997
	- Gestión Fiscal	581.754.997

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
407	Transferencias	1.520.509.603.125
	- Recursos Ordinarios	1.194.435.966.971
	- Gestión Fiscal	19.759.928.030
	- Programas y Proyectos	303.758.088.525
	• Proyecto de Transmisión EDELCA	34.862.400.000
	• Línea V Producción de Aluminio (CVG-ALCASA)	20.917.440.000
	• CVG BAUXILUM MINA - Convenio de Asociación Estratégica BAUXILUM/PECHINEY	23.951.376.675
	• Programa de Inversión (CVG-EDELCA)	41.834.880.000
	• Centrales Hidroeléctricas EDELCA	13.944.960.000
	• Puente sobre el Río Orinoco	139.449.600.000
	• Proyecto de Recuperación Social del Estado Vargas (CORPOVARGAS)	3.903.644.610
	• Proyecto de Prevención de Desastres en el Estado Vargas	8.159.835.240
	• Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (CORPOVARGAS) (Programa de Cooperación Financiera Hispano-Venezolano)	8.366.976.000
	• Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (CORPOVARGAS) (Obras no contempladas en el Programa de Cooperación Financiera Hispano-Venezolano)	8.366.976.000
	- Otras Fuentes de Financiamiento	2.555.619.599
	TOTAL	**1.584.613.792.440**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	485	5.217.303.453
- Directivo	100	1.479.206.419
- Profesional y Técnico	228	2.646.420.371
- Administrativo	80	542.793.028
- Obrero	77	548.883.635
Personal Contratado	73	711.321.600
- Empleado	55	610.233.600
- Obrero	18	101.088.000
TOTAL	**558**	**5.928.625.053**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	1.516.489.946.514
407	01	00	00	Transferencias corrientes internas	36.606.694.989
407	01	02	00	Transferencias corrientes al sector público	36.606.694.989
407	01	02	02	Transferencias corrientes a los entes descentralizados	36.606.694.989
				A0015 - Corporación de Desarrollo de la Región Central (CORPOCENTRO)	2.123.413.286
				- Recursos Ordinarios	1.393.606.713
				- Gestión Fiscal	586.143.872
				- Otras Fuentes de Financiamiento	143.662.701
				A0016 - Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	1.280.954.693
				- Recursos Ordinarios	873.147.395
				- Gestión Fiscal	317.797.174
				- Otras Fuentes de Financiamiento	90.010.124
				A0018 - Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	5.584.609.103
				- Recursos Ordinarios	3.752.889.308
				- Gestión Fiscal	1.444.849.364
				- Otras Fuentes de Financiamiento	386.870.431
				A0019 - Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)	78.916.480
				- Gestión Fiscal	78.916.480
				A0198 - Instituto Nacional de Estadística (INE)	20.154.691.011
				- Recursos Ordinarios	13.738.213.688
				- Gestión Fiscal	5.000.267.650
				- Otras Fuentes de Financiamiento	1.416.209.673
				A0210 - Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	2.007.271.882
				- Recursos Ordinarios	1.368.232.791
				- Gestión Fiscal	497.992.110
				- Otras Fuentes de Financiamiento	141.046.981
				A0312 - Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	2.262.605.339
				- Recursos Ordinarios	1.542.277.778
				- Gestión Fiscal	561.338.809
				- Otras Fuentes de Financiamiento	158.988.752
				A0325 - Fundación Escuela de Gerencia Social (FEGS)	1.300.015.948
				- Recursos Ordinarios	886.140.271
				- Gestión Fiscal	322.526.157
				- Otras Fuentes de Financiamiento	91.349.520
				A0335 - Instituto Venezolano de Planificación (IVEPLAN)	714.217.247
				- Recursos Ordinarios	486.837.616
				- Gestión Fiscal	177.193.014
				- Otras Fuentes de Financiamiento	50.186.617
				A0941 - Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)	1.100.000.000
				- Recursos Ordinarios	749.801.800
				- Gestión Fiscal	272.903.400
				- Otras Fuentes de Financiamiento	77.294.800
407	02	00	00	Transferencias de capital internas	314.258.088.525
407	02	02	00	Transferencias de capital al sector público	314.258.088.525
407	02	02	02	Transferencias de capital a los entes descentralizados	314.258.088.525
				A0024 - Corporación Venezolana de Guayana (C.V.G.).	274.960.656.675

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				- Programas y Proyectos:	274.960.656.675
				• Proyecto de Transmisión EDELCA	34.862.400.000
				• Línea V Producción de Aluminio (CVG-ALCASA)	20.917.440.000
				• CVG BAUXILUM MINA - Convenio de Asociación Estratégica BAUXILUM/PECHINEY	23.951.376.675
				• Programa de Inversión (CVG-EDELCA)	41.834.880.000
				• Centrales Hidroeléctricas EDELCA	13.944.960.000
				• Puente sobre el Río Orinoco	139.449.600.000
				A0210 - Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	28.797.431.850
				- Programas y Proyectos:	28.797.431.850
				• Proyecto de Recuperación Social del Estado Vargas (CORPOVARGAS)	3.903.644.610
				• Proyecto de Prevención de Desastres en el Estado Vargas	8.159.835.240
				• Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (CORPOVARGAS) (Programa de Cooperación Financiera Hispano-Venezolano)	8.366.976.000
				• Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (CORPOVARGAS) (Obras no contempladas en el Programa de Cooperación Financiera Hispano-Venezolano)	8.366.976.000
				A0941 - Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)	10.500.000.000
				- Gestión Fiscal	10.500.000.000
4.07	07	00	00	Fondo Intergubernamental para la Descentralización -FIDES	1.165.625.163.000
4.07	07	07	00	Fondo Intergubernamental para la Descentralización –FIDES	1.165.625.163.000
				- A0134 Fondo Intergubernamental para la Descentralización (FIDES)	1.165.625.163.000

Ministerio de Ciencia y Tecnología

MINISTERIO DE CIENCIA Y TECNOLOGÍA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

El Ministerio de Ciencia y Tecnología fue creado para cumplir el mandato de la Constitución de la República Bolivariana de Venezuela, que consagra el desarrollo científico y tecnológico como prioridad nacional. De allí que, como parte del Estado venezolano, tenga como misión conformar y mantener el Sistema Nacional de Ciencia, Tecnología e Innovación y como ente rector, coordinador y articulador del sistema, deba enfocar su esfuerzo en la vinculación de los diversos agentes e instituciones, a fin de crear y consolidar redes abiertas, flexibles y procesos de trabajo integrados y fluidos, donde el conocimiento satisfaga demandas, aporte soluciones y contribuya a dinamizar el aparato productivo venezolano, a satisfacer los requerimientos de la población y a mejorar su calidad de vida. Todo esto, con una visión compartida de hacer del Ministerio de Ciencia y Tecnología una institución al servicio del ser humano, integradora y de amplia participación, comprometida con la generación, uso, difusión y adaptación del conocimiento científico y tecnológico necesarios para el desarrollo del país y el bienestar de la sociedad venezolana.

En atención a lo antes expresado, el Ministerio ha definido su Política Presupuestaria para el Ejercicio Fiscal 2004, de conformidad con las Directrices Estratégicas establecidas por el Ejecutivo Nacional en el Plan de Desarrollo Económico Social de la Nación (PDSEN) 2001-2007 y los Lineamientos de Política definidos para la elaboración del Plan Operativo Anual Institucional 2004.

Una de la metas fundamentales planteadas por el Estado venezolano a través del MCT para darle sostenibilidad al Sistema Nacional de Ciencia, Tecnología e Innovación (SNCTI), consiste en articular e incrementar la capacidad científico-tecnológica nacional, para fortalecer la producción, generación, desarrollo tecnológico, transferencia, promoción y divulgación de conocimiento para el desarrollo sustentable, así como de la formación del talento humano necesario para estas actividades. Para ello, se debe garantizar la inversión y *captación de recursos en el sector, a través de la estructuración y la participación de los actores que conforman el* sistema: el conjunto de organismos, entidades, empresas e instituciones del sector público nacional, de las organizaciones de educación superior públicas y privadas, centros de investigación, organismos y empresas del sector privado que realicen actividades vinculadas a la investigación y desarrollo, innovación tecnológica y formación del capital humano.

Al respecto, el nivel estratégico del MCT ha identificado y seleccionado tres grandes lineamientos estratégicos, que le permiten organizar su gestión y avanzar paulatinamente en la rectoría y coordinación de las actividades de ciencia, tecnología e innovación en el ámbito nacional, a saber:

- Conocimiento para el Desarrollo Local Sustentable.
- Desarrollo de Conocimiento Universal para la Vida y la Paz.
- Fortalecimiento Institucional.

Como Directrices Estratégicas para cada Equilibrio se definieron:

- Equilibrio Económico: "Producción de conocimiento en áreas estratégicas de desarrollo" y "Desarrollo científico tecnológico en el campo de las nuevas tecnologías".
- Equilibrio Social: "Producción de soluciones científicas, tecnológicas e innovativas en las áreas de Salud Pública y Educación".
- Equilibrio Político: "Transformación y Modernización de la Administración Pública Nacional".
- Equilibrio Territorial: "Promoción del conocimiento para el desarrollo local sustentable a niveles individuales, *político, productivo, tecnológico y comunitario, en articulación con los niveles* nacionales, estadales y municipales".

- Equilibrio Internacional: "Alcanzar la visibilidad y el posicionamiento de la actividad científica y tecnológica a nivel internacional".

En tal sentido, se plantea como mecanismo dinamizador de esta compleja gestión institucional, la captación de recursos financieros sólidos y garantizados, previo establecimiento de criterios para priorizar y racionalizar el uso y distribución de los mismos, destinados al financiamiento de las modalidades que asume este ministerio para llevar adelante sus prioridades en el marco de la política institucional: Proyectos Estratégicos, Proyectos Reto y Proyectos asociados a programas ordinarios de financiamiento, los cuales requieren de niveles de inversión adecuados y de la participación de los distintos actores del SNCTI.

Por otra parte, cabe mencionar que la inversión del Ministerio se obtendrá de recursos ordinarios y extraordinarios dirigidos a financiar los programas de inversión establecidos en el POAI 2004, con énfasis en los nueve Programas del Ministerio: Seguridad Alimentaria; Petróleo, Gas y Energías Alternativas; Tecnologías de Información, Comunicación y de las Telecomunicaciones para el Desarrollo; Salud Pública, Calidad de la Educación; Calidad de la Gestión Pública, Ambiente y Desarrollo y Posicionamiento de la Ciencia y la Tecnología.

El aporte correspondiente al año 2004, acordado por el Ejecutivo Nacional para el Ministerio, es de Bs. 272.040,39 millones, distribuidos de la siguiente forma: Bs. 43.509,25 millones para gastos propios del MCT y Bs. 228.531,14 millones a fin de atender los aportes para gastos corrientes y de capital de los organismos descentralizados adscritos a este Despacho. Es de señalar que, de este monto Bs. 27.434.97 están destinados a cubrir el costo de los programas y proyectos financiados por organismos multilaterales, correspondiendo en forma global Bs. 8.497,71 millones al Aporte Local y Bs. 18.937,26 de Aporte Externo.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar las actividades del Ministro, servir de enlace entre este y las demás dependencias del Ministerio y sus organismos adscritos a fin de establecer la proyección y difusión de la imagen institucional.	Revista/ Folleto	6.798	214.101.313
Asesorar, verificar y evaluar, mediante examen posterior, las actividades administrativas y financieras del MCT, a fin de proponer las recomendaciones tendentes a optimizar el sistema de control interno e incrementar la eficiencia y la eficacia de los gastos administrativos.	Contratación / Curso	94	117.670.993
Conducir los procesos de planificación a corto plazo, presupuestario y de administración de los recursos humanos, materiales y financieros asignados al Ministerio para su funcionamiento.	Contratación/ Curso	1.622	33.308.895.690
Competencias de organización y funciones establecidas en el reglamento sobre consultoría jurídica de los ministerios, así como las demás atribuciones que le señalen las leyes y reglamentos.	Consultoría/ Asesoría	241	109.212.825
Fomentar la cooperación entre instituciones e integrantes del Sistema Nacional de Ciencia, Tecnología e Innovación.	Taller/ Reunión	167	137.571.223
Coordinación de la administración técnica y financiera de la ejecución de los programas y proyectos de investigación y desarrollo de las telecomunicaciones.	Sistema / Producto Certificado	642	594.509.987
Diseñar políticas, planes, estudios y programas de tecnología de información, en coordinación con el Despacho del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología, así como generar orientaciones para que las Tecnologías de Información, sean utilizadas como herramientas de desarrollo.	Taller / Programa	871	2.849.904.907
Acciones del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología.	Reunión	1	33.150.404
Diseñar las políticas, planes y lineamientos del Sistema Nacional de Ciencia, Tecnología e Innovación, a los fines de impulsar el desarrollo económico y social del país.	Contrato / Reunión	363	326.853.490
Apoyar las negociaciones y la coordinación científica y tecnológica, con los organismos nacionales y extranjeros, responsables o vinculados con las políticas y estrategias nacionales.	Reunión / Misión	298	1.195.375.341

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Procurar que la gestión del Ministerio y el Sistema Nacional de Ciencia y Tecnología e Innovación, produzcan los resultados previstos en los planes del sistema.	Jornada / Equipo	135	201.824.270
Planificar, diseñar, controlar e implantar un sistema, que permita prestar el apoyo requerido al proceso de financiamiento de las actividades de investigación, desarrollo e innovación en el Sistema Nacional de Ciencia, Tecnología e Innovación.	Consultoría / Equipo	75	858.886.983
Acciones del Viceministro de Investigación e Innovación	Reunión	1	33.538.820
Orientar la formación y desarrollo del talento humano requerido por el Sistema Nacional de Ciencia, Tecnología e Innovación.	Visita /Taller	133	259.915.078
Fortalecer y orientar la investigación científica y tecnológica, en alineación con el Plan Nacional de Ciencia, Tecnología e Innovación y en función del desarrollo económico, social y ambiental del país.	Centro / Equipo	696	1.896.619.791
Promover la vinculación entre los actores potenciales, involucrados en los procesos de transferencia tecnológica e innovación, en función de los requerimientos del desarrollo industrial, competitivo, equitativo y sustentable del país.	Convocatoria / Taller	1.254	949.428.959
Coordinar y controlar los programas de desarrollo científico y tecnológico en las áreas prioritarias establecidas en los planes nacionales de Ciencia, Tecnología e Innovación.	Asesoría / Estudio	1.466	421.794.842
Transferencias de recursos a los organismos adscritos al Ministerio.	Transferencia	1	228.531.135.884
TOTAL			**272.040.390.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	37.331.866.938
02	Planificación y Políticas en Ciencia y Tecnología	2.616.090.488
03	Investigación e Innovación	3.561.297.490
98	Asignaciones a Organismos del Sector Público	228.531.135.884
	TOTAL	**272.040.390.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	26.467.503.673
	- Recursos Ordinarios	26.467.503.673
4.02	Materiales y Suministros	1.012.093.641
	- Recursos Ordinarios	1.012.093.641
4.03	Servicios no Personales	11.696.357.063
	- Recursos Ordinarios	11.696.357.063
4.04	Activos Reales	1.653.329.889
	- Recursos Ordinarios	1.653.329.889
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	160.000.000
	- Recursos Ordinarios	160.000.000
4.07	Transferencias	231.051.106.534
	- Recursos Ordinarios	101.107.315.734
	- Gestión Fiscal	90.610.520.800
	- Programas y Proyectos	27.434.970.000
	- Otras Fuentes de Financiamiento	11.898.300.000
		272.040.390.800

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	399	2.753.942.046
- Directivo	24	396.029.256
- Profesional y Técnico	302	2.099.550.611
- Administrativo	43	153.452.527
- Obrero	30	104.909.652
Personal Contratado	21	299.791.488
- Empleado	15	282.000.000
- Obrero	6	17.791.488
TOTAL	**420**	**3.053.733.534**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	40	118.609.920
II	247.105 - 297.105	12	39.758.446
III	297.106 - 347.106	20	76.427.052
IV	347.107 - 397.107	31	139.000.581
V	447.109 - 497.109	62	349.494.924
VI	497.110 - 547.110	50	308.762.531
VII	547.111 - 597.111	31	210.451.164
VIII	597.112 - 647.112	41	305.359.368
IX	397.108 - 447.108	17	84.270.732
X	647.113 - 697.113	3	24.081.288
XI	697.114 - 747.114	2	17.301.444
XII	747.115 - 797.115	3	28.194.828
XIII	797.116 - 847.116	69	673.992.000
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	39	678.029.256
		420	**3.053.733.534**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0022	Instituto Nacional de Investigaciones Agrícolas (INIA)	71.240.962.800
A0063	Instituto Venezolano de Investigaciones Científicas (IVIC)	55.334.895.600
A0191	Fundación Venezolana de Promoción del Investigador (FVPI)	13.380.852.845
A0209	Centro Nacional de Tecnologías de Información (CNTI)	10.349.735.613
A0303	Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	1.760.851.618
A0313	Fundación Instituto Internacional de Estudios Avanzados (IDEA)	4.630.000.000
A0314	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui).	247.409.412
A0315	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	553.000.000
A0316	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	432.085.340
A0318	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	599.300.000
A0319	Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)	298.690.170
A0320	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	472.158.788
A0321	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	323.025.451
A0322	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	417.428.073
A0334	Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FII)	4.883.805.652
A0338	Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	486.377.539
A0355	Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (Fundacite-Zulia)	672.000.000
A0363	Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	2.635.602.040
A0382	Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	1.153.341.000
A0405	Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	441.430.773
A0677	QUIMBIOTEC, C.A.	5.828.355.040
A0929	Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	50.878.166.160
A0937	Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	1.511.661.970
	TOTAL	**228.531.135.884**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	1.653.651.150
4.07	99	00	00	Transferencias corrientes y de capital diversas	1.653.651.150
4.07	99	01	00	Transferencias corrientes diversas	1.653.651.150
				S0963 - Transferencias Diversas	1.603.651.150
				S1108 - Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB)	50.000.000

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	753.319.500
4.07	03	00	00	Transferencias al exterior	753.319.500
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	753.319.500
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	753.319.500
				I0082 -Organización de los Estados Americanos (O.E.A.).	64.950.000
				I0212 - Fundación Internacional para la Ciencia - IFS	566.000
				I0213 - Consejo Internacional de Uniones Científicas - ICSU	2.830.000
				I0214 - Unión Internacional de Ciencias Biológicas - IUBS	4.330.000
				I0215 - Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	53.770.000
				I0216 - Asociación Mundial de Organizaciones de Investigación Industrial y Tecnológica - WAITRO	1.273.500
				I0217 - Programa Internacional de la Geósfera - IGBP	2.165.000
				I0218 - Red Latinoamericana de Ciencias Biológicas - RELAB	6.495.000
				I0219 - Instituto Interamericano para el Cambio Global - IAI	35.375.000
				I0220 - Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	509.400.000
				I0221 - Consorcio Latinoamericano de la Yuca - CLAYUCA	14.150.000
				I0222 - Centro Latinoamericano de Física - CLAF	1.415.000
				I0224 - Red de Información Tecnológica Latinoamericana (RITLA)	56.600.000

PROGRAMA: 01 Actividades Centrales

UNIDADES EJECUTORAS: Oficina de Apoyo Administrativo
Dirección del Despacho
Oficina de Análisis Estratégico
Consultoría Jurídica, Oficina de Auditoria Interna,
Dirección General de Cooperación Interinstitucional,
Unidad Coordinadora del Fondo de Investigación y Desarrollo de las Telecomunicaciones
Oficina de Tecnologías de Información.

La gestión del Ministerio para el año 2004, en lo correspondiente a la Dirección Superior y Coordinación General, estará orientada hacia la formulación, coordinación, ejecución, seguimiento y evaluación de los planes de acción establecidos, en materia de planificación, presupuesto, administración y servicios, recursos humanos, informática y organización. Se instrumentarán mecanismos de coordinación, apoyo y logística comunes al resto de los programas sustantivos en materia de política informativa y publicitaria, asuntos protocolares, asistencia legal, auditoria interna, cooperación entre instituciones, investigación y desarrollo de telecomunicaciones, tecnologías de información, análisis estratégico y apoyo administrativo.

Se promoverá el desarrollo de la plataforma nacional de tecnologías de información, comunicación y de las telecomunicaciones, de las redes temáticas, de modelos replicables de aplicaciones y sistemas, de la conectividad y el acceso universal, del marco regulatorio de las TIC y alcaldía digital y el fortalecimiento de las industrias de este sector. Se garantizará la calidad y transparencia de la recaudación de las obligaciones impositivas de FIDETEL y se promoverá el financiamiento de proyectos de desarrollo en telecomunicaciones. Se apoyará la reconversión de la Unidad Coordinadora del Fondo de Investigación y Desarrollo de las Telecomunicaciones (UC-FIDETEL) a Superintendencia para el Desarrollo e Investigación de las Telecomunicaciones (SUDITEL). Se fomentará la participación coordinada de actores e instancias del SNCTI mediante la conformación y articulación de redes de cooperación interinstitucional de CTI y redes de innovación productiva en el Municipio Innovador. Se fortalecerán las acciones dirigidas a consolidar el ordenamiento jurídico vigente en materia de ciencia, tecnología e innovación y se prestará asistencia técnica al proceso de acondicionamiento y mantenimiento de la nueva Sede del Ministerio.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar las actividades del Ministro, servir de enlace entre éste y las demás dependencias del Ministerio y sus Organismos Adscritos, a fin de establecer la proyección y difusión de la imagen institucional y asuntos protocolares.	Revista/ Folleto	6.798	214.101.313
Asesorar, verificar y evaluar, mediante examen posterior, las actividades administrativas y financieras del MCT, a fin de proponer las recomendaciones tendentes a optimizar el sistema de control interno e incrementar la eficiencia y la eficacia de los gastos administrativos.	Informe/ Reporte	94	117.670.993
Competencias de organización y funciones establecidas en el reglamento sobre consultoría jurídica de los ministerios, así como las demás atribuciones que le señalen las leyes y reglamentos.	Consulta/ Asesoría	241	109.212.825

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Conducir los procesos de planificación a corto plazo, presupuestario y de administración de los recursos humanos, materiales y financieros asignados al Ministerio para su funcionamiento.	Contratación/ Curso	1.622	33.308.895.690
Fomentar la cooperación entre instituciones e integrantes del Sistema Nacional de Ciencia, Tecnología e Innovación.	Taller / Reunión	167	137.571.223
Coordinación de la administración técnica y financiera de la ejecución de los programas y proyectos de investigación y desarrollo de las telecomunicaciones.	Publicación/ Suscripción	642	594.509.987
Diseñar políticas, planes, estudios y programas de tecnología de información, en coordinación con el Despacho del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología, así como generar orientaciones para que las Tecnologías de Información, sean utilizadas como herramientas de desarrollo, económico, político y social.	Taller / Programa	871	2.849.904.907
TOTAL			**37.331.866.938**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	25.183.462.532
	- Recursos Ordinarios	25.183.462.532
4.02	Materiales y Suministros	1.012.093.641
	- Recursos Ordinarios	1.012.093.641
4.03	Servicios no Personales	9.322.980.876
	- Recursos Ordinarios	9.322.980.876
4.04	Activos Reales	1.653.329.889
	- Recursos Ordinarios	1.653.329.889
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	160.000.000
	- Recursos Ordinarios	160.000.000
	TOTAL	**37.331.866.938**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	240	1.594.575.736
- Directivo	14	228.717.720
- Profesional y Técnico	165	1.154.441.183
- Administrativo	31	106.507.181
- Obrero	30	104.909.652
Personal Contratado	21	299.791.488
- Empleado	15	282.000.000
- Obrero	6	17.791.488
TOTAL	**261**	**1.894.367.224**

PROGRAMA: 02 Planificación y Políticas en Ciencia y Tecnología

UNIDADES EJECUTORAS: Oficina de Apoyo Administrativo
Despacho del Viceministro de Planificación y Desarrollo en Ciencia y Tecnología,
Dirección General de Prospección y Planificación,
Dirección General de Financiamiento,
Dirección General de Relaciones Internacionales
Dirección General de Evaluación de Gestión.

En cuanto a Planificación y Desarrollo en Ciencia y Tecnología, el Ministerio centrará su acción en la consolidación de una cultura de mediano y largo plazo, mediante la promoción, difusión y transferencia de la metodología prospectiva, apoyo a estudios prospectivos en tecnología de información, biotecnología para la agroalimentación e insumos químicos para la producción petrolera, construyendo para ello un Sistema de Indicadores de Ciencia, Tecnología e Innovación coordinado por el Observatorio Nacional de CTI dentro del marco del Plan Nacional de Ciencia, Tecnología e Innovación (PNCTI) una vez puestos en marcha. Se diseñará e implementará un Sistema Integral de Evaluación para el control de la gestión programática del Ministerio y del logro de objetivos y metas de sus Organismos Adscritos. Se enfatizará en la focalización y orientación de los recursos obtenidos de organismos nacionales, internacionales, públicos y privados, hacia la identificación de nuevas fuentes de financiamiento para proyectos en apoyo a la investigación, transferencia e innovación de conocimientos y tecnologías, formación del capital humano y evaluación de la gestión, apoyo a los demandantes de recursos financieros para actividades de CTI y administración del Sistema de Información sobre Fuentes y Mecanismos de Financiamiento. Se apoyará la constitución de la Sociedad de Garantías Recíprocas para el sector de las tecnologías de información y comunicación de la electrónica y de las telecomunicaciones (SOGARTICET). Se fomentará la negociación y actualización de los convenios de cooperación internacional en CTI, mediante la orientación, ampliación y priorización de los espacios bilaterales y multilaterales. Se apoyará la sistematización de la gestión de la información en CTI para las comunidades virtuales nacionales e internacionales.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Acciones del Viceministro de Planificación y Desarrollo Tecnológico.	Reunión	1	33.150.404
Diseñar las políticas, planes y lineamientos del Sistema Nacional de Ciencia, Tecnología e Innovación, a los fines de impulsar el desarrollo económico y social del país.	Contrato / Reunión	363	326.853.490
Apoyar las negociaciones y la coordinación científica y tecnológica con los organismos nacionales y extranjeros, responsables o vinculados con las políticas y estrategias nacionales.	Reunión / Misión	298	1.195.375.341
Procurar que la gestión del Ministerio y el Sistema Nacional de Ciencia y Tecnología e Innovación, produzcan los resultados previstos en los planes del sistema.	Jornada / Equipo	135	201.824.270
Planificar, diseñar, controlar e implantar un sistema, que permita prestar el apoyo requerido al proceso de financiamiento de las actividades de investigación, desarrollo e innovación en el Sistema Nacional de Ciencia, Tecnología e Innovación.	Consultoría / Equipo	75	858.886.983
TOTAL			**2.616.090.488**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	561.196.648
	- Recursos Ordinarios	561.196.648
4.03	Servicios no Personales	638.844.190
	- Recursos Ordinarios	638.844.190
4.07	Transferencias	1.416.049.650
	- Recursos Ordinarios	1.416.049.650
	TOTAL	**2.616.090.488**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	71	505.766.222
- Directivo	5	83.655.768
- Profesional y Técnico	60	397.735.728
- Administrativo	6	24.374.726
TOTAL	**71**	**505.766.222**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	662.730.150
4.07	99	00	00	Transferencias corrientes y de capital diversas	662.730.150
4.07	99	01	00	Transferencias corrientes diversas	662.730.150
				S0963 - Transferencias Diversas	662.730.150

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	753.319.500
4.07	03	00	00	Transferencias al exterior	753.319.500
4.07	03	01	00	Transferencias al exterior para financiar gastos corrientes	753.319.500
4.07	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	753.319.500
				I0082 - Organización de los Estados Americanos (O.E.A.).	64.950.000
				- Recursos Ordinarios	64.950.000
				I0212 - Fundación Internacional para la Ciencia - IFS	566.000
				- Recursos Ordinarios	566.000
				I0213 - Consejo Internacional de Uniones Científicas - ICSU	2.830.000
				- Recursos Ordinarios	2.830.000
				I0214 - Unión Internacional de Ciencias Biológicas - IUBS	4.330.000
				- Recursos Ordinarios	4.330.000
				I0215 - Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	53.770.000
				- Recursos Ordinarios	53.770.000
				I0216 - Asociación Mundial de Organizaciones de Investigación Industrial y Tecnológica - WAITRO	1.273.500
				- Recursos Ordinarios	1.273.500
				I0217 - Programa Internacional de la Geósfera - IGBP	2.165.000
				- Recursos Ordinarios	2.165.000
				I0218 - Red Latinoamericana de Ciencias Biológicas - RELAB	6.495.000
				- Recursos Ordinarios	6.495.000
				I0219 - Instituto Interamericano para el Cambio Global - IAI	35.375.000
				- Recursos Ordinarios	35.375.000
				I0220 - Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	509.400.000
				- Recursos Ordinarios	509.400.000
				I0221 - Consorcio Latinoamericano de la Yuca - CLAYUCA	14.150.000
				- Recursos Ordinarios	14.150.000
				I0222 - Centro Latinoamericano de Física - CLAF	1.415.000
				- Recursos Ordinarios	1.415.000
				I0224 - Red de Información Tecnológica Latinoamericana (RITLA)	56.600.000
				- Recursos Ordinarios	56.600.000

PROGRAMA: 03 Investigación e Innovación

UNIDAD EJECUTORA: Oficina de Apoyo Administrativo
Despacho del Viceministro de Investigación e Innovación
Dirección General de Formación Científica y Tecnológica
Dirección General de Apoyo a la Investigación y Desarrollo
Dirección General de Transferencia e Innovación Tecnológica y Científica
Dirección General de Coordinación de Programas.

Con relación a la Investigación e Innovación, se orientarán los esfuerzos hacia la producción y generación de conocimiento, formación de talentos, desarrollo tecnológico, promoción y difusión de la investigación científica y tecnológica en las áreas consideradas de acción prioritaria, proporcionando espacios y procesos de sinergia entre distintos actores con fines de integración y articulación. En este sentido, se impulsará y coordinará la transferencia de conocimientos y apoyará la asociación y cooperación entre Redes de Innovación Productiva, el desarrollo de nuevas técnicas, productos y servicios; la creación de nuevos Centros Estratégicos de Innovación y la apropiación y valoración de la Ciencia y la Tecnología.

Por otra parte, se apoyará la transformación de la educación superior en función de reducir la exclusión y el analfabetismo, se avanzará en la capacitación para la participación en la Sociedad de Garantías Recíprocas, el afianzamiento y la certificación; se contribuirá con la formación de nuevos investigadores a través de la Agenda para la Innovación Juvenil, la formación de Líderes Comunitarios y la innovación para la Gerencia Pública y Social. Se propiciará y estimulará la investigación en Ciencias Básicas y Humanas como base para los nuevos desarrollos científicos, tecnológicos y sociales; se establecerá una Red Académica de Investigación y Desarrollo interinstitucional e interdisciplinaria que potencie la excelencia en la investigación de alto nivel científico y de elevada calidad y aplicación en el desarrollo tecnológico, social y económico. Se direccionará la I & D hacia la mejora de los índices de desarrollo humano de las comunidades locales dentro del Marco del Municipio Innovador y la constitución de un servicio de información científica y tecnológica latinoamericana como plataforma de intercambio cultural, científico, tecnológico y de gestión para el SNCTI. Se apoyará la conformación del Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT), responsable de la atención de las áreas de telemática, homologación y certificación, transferencia tecnológica y apoyo técnico. Se contribuirá con la implementación del componente agropecuario del Programa de Biotecnología, reactivación de la Red BIO-FAO, apoyo al Programa de Biocomercio, proyectos referidos al problema de la desnutrición en comunidades, fortalecimiento de la capacidad tecnológica regional y diseño de modelos de desarrollo local en el uso de energías renovables, petróleo, gas, petroquímica y química.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Acciones del Viceministro de Investigación e Innovación.	Reunión	1	33.538.820
Orientar la formación y desarrollo del talento humano requerido por el Sistema Nacional de Ciencia, Tecnología e Innovación.	Visita /Taller	133	259.915.078
Fortalecer y orientar la investigación científica y tecnológica, en alineación con el Plan Nacional de Ciencia, Tecnología e Innovación y en función del desarrollo económico, social y ambiental del país.	Centro / Equipo	696	1.896.619.791

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Promover la vinculación entre los actores potenciales, involucrados en los procesos de transferencia tecnológica e innovación, en función de los requerimientos del desarrollo industrial, competitivo, equitativo y sustentable del país.	Convocatoria / Taller	1.254	949.428.959
Coordinar y controlar los programas de desarrollo científico y tecnológico en las áreas prioritarias establecidas en los Planes Nacionales de Ciencia, Tecnología e Innovación.	Asesoría / Estudio	1.466	421.794.842
TOTAL			**3.561.297.490**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	722.844.493
	- Recursos Ordinarios	722.844.493
4.03	Servicios no Personales	1.734.531.997
	- Recursos Ordinarios	1.734.531.997
4.07	Transferencias	1.103.921.000
	- Recursos Ordinarios	1.103.921.000
	TOTAL	**3.561.297.490**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	88	653.600.088
- Directivo	5	83.655.768
- Profesional y Técnico	77	547.373.700
- Administrativo	6	22.570.620
TOTAL	**88**	**653.600.088**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	990.921.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	990.921.000
4.07	99	01	00	Transferencias corrientes diversas	990.921.000
				S0963 - Transferencias Diversas.	940.921.000
				S1108 - Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	50.000.000
				- Recursos Ordinarios	50.000.000

PROGRAMA: 98 Asignaciones a Organismos del Sector Público

UNIDAD EJECUTORA: Oficina de Apoyo Administrativo

FONDO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (FONACIT)

La gestión del Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT), para el Ejercicio Fiscal 2004, dentro de la redefinición de sus funciones como institución encargada de apoyar financieramente la ejecución de los programas y proyectos definidos por el ente rector del Sistema Nacional de Ciencia y Tecnología, así como administrar los recursos financieros destinados al funcionamiento integral de la ciencia, la tecnología y la innovación, estará orientada a la ejecución de proyectos de acción enmarcados dentro de las Directrices Estratégicas formuladas por el MCT para el Plan Operativo Anual Nacional (POAN), a fin de lograr, entre otros, los siguientes objetivos:

- Promover y fijar los procedimientos generales para la asignación de recursos a los programas y proyectos nacionales, regionales y locales, que se presentan de conformidad con los criterios y lineamientos de financiamiento a la Ciencia, la Tecnología y la Innovación fijados y por el órgano rector del Sistema Nacional de Ciencia, Tecnología e Innovación.

- Financiar los programas y proyectos contemplados dentro de las líneas de acción establecidas por el órgano rector.

- Evaluar y seleccionar los proyectos beneficiarios susceptibles de financiamiento, sobre la base de los criterios establecidos, de conformidad con los lineamientos fijados por el órgano rector del sistema.

- Diseñar las metodologías idóneas y los mecanismos de adjudicación de los recursos, garantizando la equidad y transparencia de los procesos, además de realizar el seguimiento y control de los proyectos financiados.

- Divulgar las oportunidades de financiamiento para programas y proyectos de Ciencia, Tecnología e Innovación, asegurando el acceso a la información para los potenciales interesados.

- Informar al Ministerio de Ciencia y Tecnología sobre oportunidades, necesidades, fuentes potenciales de financiamiento y otros aspectos identificados en su gestión financiera.

- Establecer y mantener un registro de los financiamientos otorgados, a fin de controlar la distribución de los recursos y generar la información estadística que permita orientar la toma de decisiones.

Este organismo contará con una asignación de recursos por el orden de Bs. 50.878,16 millones de los cuales, Bs. 35.870,48 millones corresponden a gastos propios y el resto se distribuye de la siguiente manera: para el Programa BID-FONACIT II se asignan Bs. 5.810,40 millones por aporte local y Bs. 4.183,49 millones por crédito externo; para el Proyecto Iniciativa Científica del Milenio, que recibe financiamiento del Banco Mundial, se asignan Bs. 1.234,71 millones por aporte local y Bs. 3.779,08 millones, por aporte externo.

INSTITUTO NACIONAL DE INVESTIGACIONES AGRICOLAS (INIA)

La gestión del Instituto Nacional de Investigaciones Agrícolas durante el año 2004, estará enmarcada dentro de las Directrices Estratégicas del MCT establecidas en el POAN, para cumplir con su misión de generar investigaciones y prestar servicios especializados en producción y validación de conocimientos y tecnologías demandados por las cadenas agroalimentarias prioritarias para el Estado Venezolano, direccionando sus esfuerzos principalmente hacia el logro de los siguientes objetivos:

- Captar y priorizar demandas de investigación para su consideración en la formulación y ejecución de proyectos de investigación e innovación tecnológica en rubros de importancia en materia agropecuaria, pesquera y del medio rural del país.
- Producir insumos estratégicos, tales como semillas, plantas, vacunas y otros inmuno-biológicos, pajuelas de semen, reproductores bovinos, ovinos y caprinos, ovas y alevines de peces.
- Prestar servicios tecnológicos especializados, tales como análisis de muestras de suelos y aguas, plantas, alimentos, peces, pesticidas, fertilizantes, además de prestar el servicio de certificación de semillas para la siembra.
- Suministrar servicios de información bibliográfica y documental, generar publicaciones científicas y divulgativas, brindar apoyo en postgrados nacionales e internacionales, impartir cursos cortos a pequeños productores agrícolas.
- Desarrollar actividades docentes de cuarto nivel, dirigidas a profesionalizar e incrementar las capacidades locales, a fin de contribuir a una mejor comprensión de la realidad del sector agrícola e incrementar la capacidad de respuesta ante las necesidades que presenta este sector.
- Transformar objetivos, políticas y estrategias de investigación, para la generación de conocimientos y tecnologías, coordinando su planificación, seguimiento y evaluación en las 18 Unidades Ejecutoras del INIA, a objeto de satisfacer la necesidades del sector agrícola nacional.
- Motorizar los procesos de difusión, uso y negociación de los conocimientos y tecnologías generados por la institución, así como potenciar la interacción con los diferentes actores del sistema nacional e internacional de ciencia y tecnología y de los circuitos agroalimentarios, con el fin de promocionar y valorar los resultados de las investigaciones.
- Desarrollar mecanismos de negociación tecnológica a través de los convenios y alianzas estratégicas, que promuevan la apertura y vinculación con el entorno agrícola.
- Valorar los conocimientos y tecnologías generados por la institución, a los fines de establecer los mecanismos para el resguardo de las patentes y derechos de autor, así como del inventario de tecnologías comercializables, producidas por la Institución.

Para el logro de estos objetivos, se le asignarán a la Institución recursos por un monto de Bs. 71.240,96 millones, distribuidos así: Bs. 63.792,03 millones para financiar gastos propios, de este monto Bs. 11,63 millones corresponden a Convenios de Cooperación, y para el Programa de Desarrollo Agropecuario, que recibe financiamiento del Banco Interamericano de Desarrollo, se asignan Bs. 1.452,60 millones por aporte local y Bs. 5.996,34 millones por aporte externo.

FUNDACIÓN INSTITUTO DE ESTUDIOS AVANZADOS (IDEA)

Esta Fundación, cuya misión apunta hacia la realización de actividades de investigación, docencia, información y servicios en los diversos campos del saber, con particular énfasis en sus nexos interdisciplinarios y la aplicación que puedan tener en la solución de problemas que confronta nuestro país, orientará sus acciones en función de las Directrices Estratégicas del MCT contempladas en el POAN 2004, para lograr los objetivos siguientes:

- Brindar a la población venezolana los beneficios de prevención, diagnóstico, investigación, docencia e información sobre enfermedades humanas, tales como el Hipotiroidismo Congénito y los Errores Innatos del Metabolismo, con el fin de contribuir a su mejor conocimiento y brindar la atención requerida por la población afectada.

- Implementar de forma masiva y obligatoria, como en la mayoría de los países del mundo, los programas de pesquisa neonatal, que permiten identificar de manera precoz, una o varias patologías que conllevan a un serio problema de salud como el retardo mental, si no son tratadas precozmente.

- Contribuir al mejoramiento de los niveles de productividad y calidad de los cultivos de raíces y tubérculos en el país, mediante la introducción de variedades mejoradas, producción de semilla, diagnóstico y control de plagas y enfermedades, que se obtienen como resultado de las líneas de investigación que se llevan a cabo y que apuntan a la solución de problemas claves que actúan limitando el desarrollo de estos cultivos.

- Fortalecer el diseño del proceso biotecnológico de conversión de crudos pesados, la identificación funcional de los genes involucrados en la degradación de gentisato y catabolismo en la cepa Ralstonia sp. U2, el aislamiento de cepas bacterianas capaces de crecer a expensas de DBT como única fuente de azufre, la caracterización de las rutas metabólicas involucradas en la desulfurización de DBT y la cristalización y modelaje molecular de proteínas con sus diferenciación estructural con herramientas computacionales.

- Establecer los protocolos para la multiplicación *in vitro* mediante embriogénesis somática de cultivos de importancia económica para Venezuela, para lograr el mejoramiento biotecnológico de los cultivos vegetales, mediante la producción de embriones somáticos a gran escala (biorreactores), la criopreservación, la transformación genética, los estudios bioquímicos y moleculares, la variación somaclonal y la producción de semillas artificiales.

- Emplear otras técnicas del cultivo *in vitro*, de gran utilidad en los programas de mejoramiento genético de cultivos tropicales con largo ciclo de vida y en algunos casos de sexualidad deficiente, pero de importancia comercial, como son: rescate de embriones, micro propagación, cultivo de anteras y fusión de protoplastos, lo que indudablemente permitirá la obtención de nuevos cultivares en un lapso de tiempo mucho más breve que el requerido por los sistemas de mejora y propagación genética con métodos convencionales.

- Sentar las bases en Venezuela de los estudios de tipificación humana basados en perfiles de ADN, en procura de mejorar el servicio de pruebas de paternidad y criminalística que le competan a la forénsica molecular e implementar metodologías necesarias para comenzar estudios sobre genómica que permitan evaluar, el uso de marcadores moleculares como herramientas de pronóstico clínico en las áreas de cáncer cervical, prostático, de seno, colon y leucemia, con especial énfasis en el diagnóstico temprano y la propensión a metástasis.

- Estandarizar las técnicas automatizadas para el análisis de Polimorfismo Genético, culminación de la estructuración y evaluación de una base de datos con los perfiles genéticos de la población venezolana, la incorporación de estudios de perfiles de trascripción de mensajeros mediante arreglos de genes humanos y la evaluación de casos clínicos asociados a distintos estadios de desarrollo de cáncer.

Para el ejercicio fiscal 2004, esta Institución tendrá una asignación de Bs. 4.630,00 millones, para cubrir gastos de funcionamiento.

FUNDACIÓN INSTITUTO DE INGENIERÍA PARA LA INVESTIGACIÓN Y DESARROLLO TECNOLÓGICO (FIIDT)

Este Fundación dedicada a la investigación y desarrollo tecnológico, cuyo objetivo es la generación y transferencia de tecnología con el fin de apoyar a productores de bienes y servicios nacionales y contribuir así a elevar su competitividad, canalizó su gestión con base en las Directrices Estratégicas del POAN, para la obtención de los objetivos siguientes:

- Ofrecer el diseño y ejecución de programas necesarios para aplicaciones muy particulares, desde soluciones computarizadas orientadas a automatizar los procesos propios de las empresas que lo requieran y a dar apoyo a su gestión, hasta el desarrollo de software específicos en las áreas de mecatrónica, telemática y telecomunicaciones, electrónica industrial y sistemas de computación.

- Brindar asesorías y servicios que van desde estudios dirigidos para la implantación de redes, experticias para diferentes organismos públicos, compañías de seguros, compañías de índole tecnológica, etc. y cursos especiales hechos a la medida del cliente para diferentes empresas y establecimiento de lazos estratégicos con proveedores de tecnologías, para que el Instituto sea un organismo asesor y difusor de ellas.

- Generar y transferir tecnologías al sector industrial, a través de los diferentes servicios que presta en materia de procesos metalúrgicos, química y ambiente, hidrometalurgia, cerámicas y refractarios, corrosión y análisis de fallas y de ensayos químicos o ensayos no destructivos, con la finalidad de mejorar los procesos productivos, así como la calidad de los productos, adecuándolos a las exigencias de los mercados internacionales.

- Fortalecer el procesamiento de imágenes de satélites; interpretación, medición, seguimiento y evaluación de procesos y eventos naturales o antrópicos; actualización de cartografía base, levantamiento de información temática, inventarios y diagnósticos de recursos; procesamiento, manejo, almacenamiento, actualización y presentación de datos geográficos; modelaje de procesos; soporte a la gestión, planificación, organización, administración, toma de decisiones y manejo de los recursos naturales.

- Apoyar técnica y de manera multidisciplinaria a la prospección minera, geología de superficie, geomorfología aplicada, caracterización de cuerpos de agua, localización de infraestructuras, detección y seguimiento de incendios forestales, catastro urbano y rural, diseño e implementación de sistemas de información geográfica, rastrerización y vectorización de mapas topográficos y temáticos.

- Promover el diseño y desarrollo de procesos y máquinas, incluyendo la fabricación de prototipos y pequeñas series, la repotenciación y optimización de equipos y maquinaria; el desarrollo de nuevos productos, desde su concepto hasta modelos acabados, desarrollados con visión creativa y competitiva.

- Consolidar el servicio de información, concebido para satisfacer los requerimientos de información del sector industrial y de los profesionales de investigación y desarrollo del Instituto y de otros centros análogos.

- Contribuir en la formación y desarrollo de recursos humanos especializados útiles a la Industria, como estrategia para transferir la experiencia acumulada por nuestros profesionales a través del contacto con los requerimientos de la industria y en su quehacer de proveer soluciones efectivas a las empresas

Para el año 2004, a esta Institución se le asignarán recursos por la cantidad de Bs. 4.883,80 millones, destinados a gastos de funcionamiento.

FUNDACIÓN CENTRO DE INVESTIGACIONES DEL ESTADO PARA LA PRODUCCIÓN EXPERIMENTAL AGROINDUSTRIAL (CIEPE)

El Centro de Investigación del Estado para la Producción Experimental Agroindustrial, es una Fundación que ejecuta diversas actividades, con énfasis en los procesos tecnológicos como el acondicionamiento y transformación de productos de origen agrícola a través de la investigación aplicada, capacitación y asistencia técnica especializada; en consecuencia, dirigirá sus esfuerzos, en consonancia con las Directrices Estratégicas, a la consecución de los objetivos siguientes:

- Fortalecer los aspectos técnicos y económicos de la formulación y evaluación de proyectos agroindustriales, así como el diseño de equipos tecnológicos en las áreas de ambiente, frutas y hortalizas, raíces y tubérculos, cereales y oleaginosas, leguminosas y productos de origen animal.

- Promover la realización de proyectos dirigidos al desarrollo de productos y procesos en las áreas de cereales, oleaginosas, fermentación, frutas y hortalizas.

- Realizar estudios de ingeniería, de factibilidad tecnoeconómica y de impacto ambiental.

- Fomentar la determinación de la vida útil de productos empacados y de la tecnología de manejo poscosecha de frutas y hortalizas, madurez de cosecha, almacenamiento y transporte, atmósferas modificadas e inducción de maduración.

- Fortalecer el desarrollo institucional y optimización de la pequeña y mediana industria y de las áreas relacionadas con su gestión.

- Brindar asistencia técnica en cuanto a optimización de proceso, ejecución de programas ínter laboratorios, identificación, evaluación y selección de tecnologías para su adaptación a condiciones específicas de la empresa, información técnica especializada en tecnología de alimentos, montaje de laboratorios de control de calidad, estandarización de técnicas analíticas, evaluación y gestión de riesgos laborales, realización de análisis: físico-químicos, funcionales en cereales, microbiológicos, sensoriales, residuos líquidos y sólidos.

- Propiciar el desarrollo de destrezas y habilidades del capital humano, mediante programas de adiestramiento, capacitación y formación.

Para el ejercicio fiscal 2004 este Organismo tendrá una asignación de recursos de Bs.1.760,85 millones, para atender sus gastos de funcionamiento.

INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTÍFICAS (IVIC)

Como centro fundamental de investigación científica del país y actuando como ente generador de conocimiento en importantes y vitales áreas para el desarrollo científico, social, económico, político y cultural de Venezuela, tiene previsto dirigir sus esfuerzos, dentro de las Directrices Estratégicas, a la obtención de diversos objetivos entre los que destacan los siguientes:

- Realizar actividades pertenecientes a las disciplinas científicas, tales como: docencia de pregrado y postgrado, prestación de servicios y asistencia técnica y asesorías en las ramas agroambientales, biológicas, médicas, físicas, químicas, matemáticas, socio antropológicas y tecnológicas, así como diversos proyectos interdisciplinarios.

- Formar recursos humanos de alto nivel, a través de los programas de maestría y doctorado en las especialidades de Antropología, Bioquímica, Ecología, Fisiología y Biofísica, Genética Humana, Inmunología y Microbiología, Biología de la Reproducción Humana, Estudios Sociales de la Ciencia, Física, Matemáticas, Química y Física Médica, a través del CEA.

- Conservar y resguardar importantes documentos científicos: 6500 títulos de revistas periódicas y textos nacionales e internacionales, a través de la biblioteca "Marcel Roche", reconocida por la UNESCO como centro de documentación y de servicios científico-tecnológicos para Venezuela y América Latina.

- Incrementar el número de investigadores y post-doctorantes y profundizar los vínculos entre el Instituto y diversas actividades públicas y privadas del país, así como, promover la ampliación del radio de acción de los proyectos de investigación y los servicios hacia el análisis y resolución de problemas de impacto nacional.

- Culminar exitosamente los 325 proyectos que ejecutan los 10 Centros y Departamentos que integran el IVIC, en los cuales laboran más de 300 profesionales de investigación.

- Continuar con las actividades de postgrado, pregrado y extensión, realizadas por el CEA, bajo la coordinación del Decanato y la Comisión de Estudios, matriculando a 43 nuevos estudiantes de postgrado: 25 en el programa de M.Sc. y 18 en el de Ph.Sc., en las especialidades de Antropología, Bioquímica, Ecología, Fisiología, Biofísica, Genética Humana, Inmunología y Microbiología, Biología de la Reproducción Humana, Estudios Sociales de la Ciencia, Física, Matemáticas, Química, Física Médica y Modelos Aleatorios.

- Culminar el proyecto "Laboratorio Nacional de Secuencia de Ácidos Nucleicos" (CESAAN), el Laboratorio Nacional de Resonancia Magnética Nuclear, la Unidad de Servicios Clínicos (UNISERCLI) y el servicio de Microscopía Electrónica.

- Dar continuidad al plan relativo a la modernización de la plataforma tecnológica y ampliación de sus servicios en el ámbito de centros de investigación y universidades nacionales e internacionales. Este plan de la biblioteca promueve un acceso verdaderamente democrático a la información y contribuye al abaratamiento de los costos que involucra un servicio de esta naturaleza.

- Mantener sólidos grupos de excelencia en investigación fundamental, mediante una evaluación cuidadosa de la marcha de los proyectos que se llevan a cabo en el Instituto, a fin de mantener y generar un creciente número de proyectos interdisciplinarios, que respondan a políticas y prioridades dirigidas a solventar problemas de impacto nacional.

En tal sentido, para el año 2004, se le asignará a este Instituto un aporte de Bs. 55.334,89 millones, destinados a gastos de funcionamiento.

CENTRO NACIONAL DE TECNOLOGÍAS DE INFORMACIÓN (CNTI)

Este organismo que tiene por objeto impulsar y respaldar las actividades de docencia, investigación y desarrollo científico y tecnológico en instituciones académicas y centros de investigación y desarrollo científico y tecnológico en Venezuela, así como diseñar estrategias en materia de tecnologías de información que permitan fomentar su implementación; proponer la formación de recursos humanos e impulsar las bases para la creación de leyes en el uso de estas tecnologías, se propone llevar adelante los proyectos relacionados con el desarrollo de la cultura del conocimiento y el uso de las tecnologías de información: Red "El Petróleo es una Escuela", Contenido Educación Básica RENA, Red de Infocentros, Servidor Temático de Ciencia y Tecnología, Servidor Temático en Salud, Programa Formación de Especialistas en Redes, Apoyo a la Ley de Comercio Electrónico y Factura Electrónica, Servidor Temático del Sector Producción y Comercio, Red Internacional Virtual de Educación (RIVED) – Venezuela, Alcaldías Digitales, Concientización Ciudadana y Portal Gobierno.

Es importante destacar la responsabilidad que tiene el Centro, en el cumplimiento de las expectativas de desarrollo en torno a las Tecnologías de Información, para lo cual es indispensable contar con un financiamiento importante (interno y/o externo), que conjuntamente con el apoyo gubernamental permita masificar el uso de Internet, focalizando su estrategia en un conjunto de objetivos, entre los que destacan:

- Proveer de un ambiente virtual en la Red que permita el intercambio y desarrollo del conocimiento petrolero aplicado por el profesorado en las currícula en la educación básica del país.

- Mejorar el rendimiento académico de los estudiantes y del personal docente, mediante la incorporación de nuevas experiencias con el uso de tecnologías de información en la educación, así como continuar con aquellas que se encuentren en desarrollo.

- Apoyar la trasformación del modelo educativo a cargo del Ministerio de Educación, Cultura y Deportes, mediante el desarrollo y evaluación de materiales o herramientas dirigidas a docentes y estudiantes.

- Establecer metodologías científicas de investigación para la medición del impacto generado por la incorporación de las tecnologías de información en la educación venezolana.

- Generar un sistema para la integración de contenidos, investigación, tesis, forum, chats, buscadores, capacitación a distancia, calendarios, directorio de investigadores, proyectos de todos los centros de investigación y universidades.

- Generar y mantener servicios de valor agregado en forma cooperativa y servir como elemento vinculante con todos los servidores temáticos.

- Desarrollar un sistema nacional de formación técnica en redes, a fin de capacitar y certificar estudiantes en el diseño y mantenimiento de redes de computación.

- Proveer un mecanismo de actualización de conocimiento al recurso humano ya existente.

- Apoyar el desarrollo de una propuesta de marco jurídico para la sustentación legal del comercio electrónico y la facturación por medios electrónicos.

- Proveer de un espacio donde se encuentre la información del Estado relativa a los trámites, procesos, gestión, estadísticas, planes, proyectos y cualquier información de interés del sector Producción y Comercio, donde se puedan solicitar trámites con el Estado en línea, los actores del sector puedan establecer intercambios comerciales, se encuentre información del sector y se realicen los procesos de procura en el Estado.

- Constituir una Red Internacional Virtual en Educación (RIVED) para el mejoramiento del aprendizaje de las ciencias y la matemática a nivel de educación diversificada, mediante el aprovechamiento del potencial de las tecnologías de información y comunicación. Para ello se establecerá un programa amplio que comprende: normas de aprendizaje y su traducción en actividades pedagógicas y de aprendizaje, la producción de materiales didácticos multimedios para la web, la capacitación de personal y una red de distribución de comunicaciones.

- Proveer a una selección de alcaldías del país de los recursos tecnológicos (tecnologías de información y telecomunicaciones) y las competencias humanas adecuadas según sean sus necesidades y características, tanto institucionales como del Municipio, con el fin de lograr aceleradamente un cambio cualitativo de la gestión municipal que se transforme en una mejor calidad de vida y un vínculo permanente para la participación de los ciudadanos en la toma de decisiones.

- Creación de una campaña virtual de concientización ciudadana, que abarque temas de interés social, (educativo, medio ambiente, salud, deportivo y conducta cívica), difundido a través del Portal Gobierno, utilizando herramientas digitales que faciliten la transmisión de mensajes animados.

En el año 2004 a este Organismo se le asignarán recursos por un monto de Bs. 10.349,73, de los cuales Bs. 9.535,54 millones están destinados a cubrir gastos de funcionamiento y Bs. 814,19 millones corresponden a Convenios de Cooperación.

FUNDACIÓN VENEZOLANA DE PROMOCIÓN AL INVESTIGADOR (FVPI)

Esta Fundación tiene dentro sus objetivos principales, contribuir con el desarrollo de los científicos y tecnólogos, pertenecientes a instituciones de educación superior y de investigación del sector público y privado, contribuyendo a estimular el aumento de la planta de científicos y tecnólogos existentes en la actualidad, facilitando

la información sobre el recurso humano disponible en el país en materia de investigación científica y tecnológica, para atender las áreas de trabajo y problemas donde se requiera la competencia de los investigadores. Para ello, se propone alcanzar los objetivos siguientes:

- Contribuir al fortalecimiento, desarrollo y apoyo de los científicos y tecnólogos, en todos los ámbitos de las instituciones de educación superior y de investigación del sector público y privado, de manera que la investigación científica y tecnológica sea atractiva a las nuevas generaciones, así como apreciada y estimada en el entorno social, económico, cultural y político de la sociedad venezolana.

- Estimular la productividad de la investigación de alta calidad y pertinencia social, científica y tecnológica en las instituciones de educación superior y del sector público y privado, preservando y contribuyendo a estimular el aumento de la planta de científicos y tecnólogos existentes en la actualidad.

- Colaborar con el Estado, y en general con la sociedad venezolana, facilitando la información sobre el recurso humano disponible en el país, en materia de investigación científica y tecnológica, para atender las áreas de trabajo y problemas donde se requiera la competencia de los investigadores.

- Proporcionar una base de datos que, a través de una página web, muestre los resultados y las capacidades de investigación y desarrollo acumuladas por investigadores adscritos (activos o no), al Programa de Promoción del Investigador.

- Culminar el Proyecto conjunto con la OPSI-MECD, para crear las bases fundamentales para la estructuración del Sistema Nacional de la Carrera Académica.

En el año 2004 la Fundación recibirá un aporte de Bs. 13.380,85 millones, que le permitirán cubrir sus gastos de funcionamiento y la subvención a los investigadores.

FUNDACIÓN VENEZOLANA DE INVESTIGACIONES SISMOLÓGICAS (FUNVISIS)

Como institución oficial encargada de realizar y promover, en forma permanente y de acuerdo con las necesidades del país, investigaciones y estudios especializados en sismología, ciencias geológicas y de ingeniería sísmica, con fines de reducción de la vulnerabilidad, así como también de divulgar los nuevos conocimientos de las ciencias respectivas, participar en la formación de personal especializado e instalar, operar y mantener las redes sismológica y acelerográfica nacionales, se plantea concretar los objetivos siguientes:

- Promover y realizar investigaciones y estudios en las áreas de Geología, Sismología e Ingeniería Sísmica con la finalidad de reducir la amenaza sísmica en nuestro país, mediante la valoración de la información generada a través de la operación y desarrollo de las redes sismológica y acelerográfica, información básica que nos permite la caracterización geológica de la corteza que subyace en nuestro territorio, así como la cuantificación de la amenaza sísmica asociada a éste.

- Fortalecer la instalación, operación y mantenimiento de la Red Sismológica Nacional, con el fin de determinar las características de los sismos que ocurren en el país.

- Consolidar la instalación, operación y mantenimiento de la Red Nacional de Acelerógrafos con el fin de evaluar el comportamiento dinámico de estructuras y suelos.

- Promover estudios e investigaciones orientadas al perfeccionamiento continúo de las normas para diseño, cálculo y construcción de edificaciones.

- Formular estudios de macro zonificación y micro zonificación sísmica, con el objeto de recomendar normas urbanísticas en función del peligro sísmico.

- Realizar actividades de inspección de deslizamientos, derrumbes, etc, de acuerdo con solicitudes de la comunidad, a fin de establecer el impacto que estos fenómenos ejercen sobre la infraestructura de viviendas.

- Fomentar estudios de riesgos geológicos para cartografiar, con fines preventivos, las zonas potencialmente peligrosas en caso de sismos.

- Realizar estudios de amenaza sísmica y de identificación y evaluación de fallas geológicas para grandes obras de ingeniería, con el objeto de determinar parámetros para el cálculo y diseño de estructuras de gran importancia.

Para el año 2004 se le asignará a esta Fundación un monto de Bs. 2.635,60 millones, para cubrir sus gastos de funcionamiento.

PLANTA DE DERIVADOS SANGUÍNEOS, QUIMBIOTEC, C.A.

Como empresa perteneciente al Estado Venezolano, cuya misión es la elaboración y comercialización de derivados sanguíneos y otros productos químicos y biológicos de alta tecnología para satisfacer las demandas del mercado venezolano y proyectarse hacia la Región Andina, se plantea el logro de los siguientes objetivos:

- Consolidar el diseño y puesta en marcha de los programas: Plan de Intercambio, Banco de Sangre de la Planta Productora de Derivados Sanguíneos (PPDS), Centros Regionales de Donantes Voluntarios de Sangre y Plasmaféresis Intrahospitalaria, a fin de contar con un suministro constante y seguro de plasma sanguíneo humano.

- Contribuir en la mejora sustancial de la salud de la población venezolana a través del Programa de Optimización del Uso del Plasma y Hemoderivados en el Sector Público, consistente en aplicar terapias idóneas y efectivas con el uso de hemoderivados y una mayor seguridad transfusional con el sometimiento a procesos de inactivación viral, durante el fraccionamiento industrial.

- Racionalizar el uso de la sangre a través de la sustitución del uso de la sangre total y del plasma por hemoderivados, a fin de mejorar los resultados terapéuticos y liberar mayor cantidad de materia prima para la Planta Productora de Derivados Sanguíneos.

- Apoyar la producción y registro de medicamentos por medio de técnicas de Ingeniería Genética y la creación del Centro de Bioingeniería de Medicamentos.

Durante el año 2004 contará con un aporte del Ejecutivo Nacional de Bs. 5.828,35 millones, que se discriminan así: Bs. 850,00 millones para cubrir insuficiencias de caja durante los primeros meses del año y Bs. 4.978,35 millones destinados al "Proyecto de Construcción y Puesta en Marcha de una Planta Productora de Fármacos elaborados por medio de Técnicas de Ingeniería Genética" por concepto de Aporte Externo, financiado a través de la Corporación Andina de Fomento (CAF).

INSTITUTO ZULIANO DE INVESTIGACIÓNES TECNOLOGICAS (INZIT - CICASI)

En su carácter de Fundación cuya orientación básica esta dirigida a la Generación de Conocimientos, Investigación Aplicada y prestación de Servicios Técnicos, Asesoría y Asistencia Tecnológica, principalmente en las áreas de Ambiente, Carbón, Metalurgia y Metalmecánica, Química y Petróleo, con la finalidad de atender a los diversos sectores productivos de la región zuliana y del país, sirviendo como laboratorio de referencia al Ejecutivo Regional y Nacional en todas las áreas de su acción, para producir y ofertar servicios tecnológicos de óptima calidad, mediante acreditaciones y certificaciones nacionales e internacionales; siendo además un Centro de Docencia para la formación de recursos humanos especializados, centrará sus esfuerzos en la consecución de los objetivos siguientes:

- Fomentar la realización de actividades de investigación en materia de servicios tecnológicos en las áreas de Ambiente, Carbón, Metalurgia y Metalmecánica, Petróleo y Química, para los sectores industrial y gubernamental del país.

- Apoyar la realización de actividades dirigidas a facilitar el desarrollo de convenios interinstitucionales con organizaciones de interés o actuaciones profesionales similares a las competencias del Instituto, a fin de realizar trabajos a sus clientes potenciales: PDVSA, CARBOZULIA, PEQUIVEN, Gobernación y Alcaldías, en materia de ambiente y recursos naturales.

- Fomentar el desarrollo y la ejecución de estudios y proyectos en metalmecánica y metalurgia, con el objeto de obtener síntesis y caracterizaciones de nuevos materiales.

- Promover la cooperación entre el Estado, las universidades, los centros de investigación científica y tecnológica y las empresas del sector privado, a fin de fomentar la ejecución de proyectos que garanticen las soluciones tecnológicas necesarias para satisfacer los requerimientos del sector petrolero, gasífero y de las energías alternativas, enmarcadas dentro del Plan de Desarrollo Económico y Social de la Nación 2001 - 2007, del Plan de Negocios de PDVSA y de las diferentes iniciativas nacionales (EPC, Prospectiva Tecnológica, Cadena de Hidrocarburos, PAIPYME - PARD), contribuyendo así con la consolidación de la plataforma de desarrollo de la economía nacional.

Para el año 2004 se le asignarán al Instituto, recursos por un monto de Bs. 486,37 millones, destinados a atender gastos de funcionamiento.

FUNDACIÓN CENTRO DE INVESTIGACIONES DE ASTRONOMÍA "FRANCISCO J. DUARTE" (CIDA)

El Centro de Investigaciones de Astronomía "Francisco J. Duarte" (CIDA), que tiene por objeto realizar, promover y difundir las actividades de observación y seguimiento espectroscópico, investigación en las áreas de astrometría, astrofísica extragaláctica y cosmología observacional, así como estudios teóricos y experimentales en el campo de la astronomía, estructura galáctica y detección de nuevas estrellas; estimular el intercambio técnico y científico con instituciones similares nacionales o extranjeras; contribuir al perfeccionamiento de su personal y al de los astrónomos del país; difundir los resultados de las investigaciones y estudios que realice y facilitar sus instalaciones a tales fines, se plantea para el año 2004 los siguientes objetivos:

- Fortalecer el estudio sistemático de enormes extensiones del cielo nocturno y de fenómenos relacionados con la variabilidad de objetos celestes, mediante la aplicación de nuevas tecnologías en detectores digitales panorámicos con que están dotados los telescopios de tamaño medio como el Schmidt del OAN.

- Fomentar el sondeo del cielo ecuatorial para detectar variaciones de brillo en toda una gama de objetos celestes y variedades de tipos de estrellas, claves para investigar problemas fundamentales como la estructura y origen de la Vía Láctea, la formación de estrellas, sistemas planetarios y el origen de nuestro Sistema Solar o formación de nuestra Galaxia.

- Consolidar el procesamiento de imágenes digitales del cielo con software especialmente desarrollado para la cámara digital CCD, cuyas observaciones colectadas en el sondeo de variabilidad representan un volumen de datos sin precedentes, un promedio de 24Gb por noche, dado que se tienen más de 2Tb en imágenes de millones de objetos: estrellas, galaxias, asteroides, etc.

- Generar, a partir de las imágenes digitales del cielo, catálogos con posiciones y medidas de brillo para cada uno de los millones de objetos observados a lo largo de toda una noche, los cuales ocupan mucho menos espacio, pero aún así representan cientos de Gb, a fin de archivar en formato electrónico toda esta información que representa un tesoro de información astronómica de incalculable valor.

- Conformar un equipo interdisciplinario e interinstitucional, para diseñar e implementar una base de datos en la cual almacenar todas las medidas contenidas en los catálogos, así como herramientas basadas en tecnologías de Internet para el acceso y minado de los datos.

- Fomentar la promoción y divulgación de la astronomía, mediante el ofrecimiento del servicio de la única biblioteca del país especializada en el área (5334 volúmenes, 106 títulos de publicaciones periódicas y 72 suscripciones), dirigida tanto al personal del CIDA, como a los astrónomos, astrofísicos y estudiantes de las universidades nacionales, astrónomos aficionados y público en general, además de la base de datos que contiene la información sobre las publicaciones existentes en la biblioteca, la cual podrá ser consultada desde cualquier lugar a través de Internet y de los Programas de "Astronomía para todos" adelantados conjuntamente por Fundacite Mérida y CIDA y " Divulgación de los Resultados y Docencia" a nivel de doctorado, maestría y licenciatura.

- Mantener la operación y administración del Centro de Visitantes del Observatorio Astronómico Nacional de Llano del Hato, ubicado cerca de Apartaderos en el Municipio Rangel del Estado Mérida, a fin de ofrecer al visitante toda la información referente al Observatorio y a la astronomía en general, mediante visitas guiadas a las cúpulas; charlas, videos, exhibiciones y cuando las condiciones atmosféricas lo permiten, la observación con los instrumentos menores.

- Consolidar el mantenimiento preventivo y correctivo de los equipos del Observatorio de Llano del Hato y el desarrollo de nuevas tecnologías, a través del Departamento Técnico del CIDA (Laboratorios de Electrónica y de Óptica, Talleres de Electrónica y de Micro mecánica), aplicando los conocimientos adquiridos en el desarrollo de instrumental astronómico a otras áreas como la medicina, la física de superconductores y las comunicaciones, realizando de esta manera un servicio a la colectividad.

- Promover la formación de personal especializado en astronomía, mediante la actualización de los convenios con las Facultades de Ciencias de la UCV, USB, LUZ, ULA y la Universidad de Zaragoza (España); por medio de los cuales los estudiantes de las especialidades de Física o Matemáticas, Ingeniería e Historia, pueden obtener la Licenciatura, Magister o el Doctorado en Astronomía y Astrofísica.

- Ofrecer la posibilidad, a estudiantes de las especialidades mencionadas, de realizar pasantías de investigación bajo el asesoramiento del personal del CIDA.

A esta Fundación se le asignaran en el año 2004 recursos por un monto de Bs. 1.153,34 millones, para cubrir sus gastos de operación.

SUPERINTENDENCIA DE SERVICIOS DE CERTIFICACION ELECTRONICA (SUSCERTE)

Este Servicio Autónomo dependiente del Ministerio de Ciencia y Tecnología, en concordancia con las atribuciones que le confiere el Decreto-Ley de creación y sus reglamentos, tiene previsto para el año 2004 un aporte presupuestario de Bs. 1.511,66 millones, que serán destinados a la ejecución de un conjunto de actividades encaminadas a la creación de una plataforma tecnológica y de automatización de procesos, así como a la promoción de la herramienta de desarrollo para los Mensajes de Datos y Firmas Electrónicas, que permitirá proporcionar eficiencia probatoria para otorgar seguridad jurídica para las firmas, mensajes de datos y certificados electrónicos, control y fiscalización de la prestación de servicios por parte de los proveedores, tanto públicos como privados, de Servicios de Certificación y realización de auditorías.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO ANZOATEGUI

Fundacite Anzoátegui, es una institución adscrita al Ministerio de Ciencia y Tecnología, que cuenta con el apoyo económico del Ejecutivo Regional en cumplimiento de la Ley de Ciencia y Tecnología del Estado Anzoátegui promulgada el mes de marzo de 1994, creada para generar el mayor rendimiento posible de las actividades tecnológicas y científicas desarrolladas en beneficio de la sociedad de dicho Estado. liderando así el progreso regional integral, a través de la generación, activación, dirección y modernización del escenario científico y

tecnológico, conducente a la solución de problemas de pertinencia social. Entre los objetivos que se propone alcanzar se cuentan los siguientes:

- Promover el desarrollo de la ciencia y la tecnología en el Estado Anzoátegui, mediante el fortalecimiento, activación y modernización del sector en esta entidad federal.

- Estimular las actividades realizadas por las instituciones del Estado destinadas a la investigación científica y tecnológica.

- Detectar y evaluar las necesidades del Estado en armonía con los organismos nacionales y locales de planificación y propiciar el establecimiento de vínculos entre las instituciones de Investigación y el sector productivo.

- Cooperar con los centros e institutos de investigación y propiciar el desarrollo de nuevas tecnologías que requiere el sector.

- Promover la formación de recursos humanos y su estímulo, mediante la creación de premios, becas y subvenciones a los efectos de estimular el desarrollo de actividades de Ciencia y Tecnología.

- Propiciar la divulgación de las actividades de Ciencia y Tecnología a los fines de concientizar e incrementar la cultura científica-tecnológica del Estado.

- Activar y coordinar una amplia red de iniciativas orientadas hacia la promoción y valorización social de la investigación y la innovación.

Para el año 2004 se asignarán recursos a esta Fundación, por la cantidad de Bs. 247,40 millones, para atender gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO ARAGUA

La Fundacite Aragua fue creada para promover el desarrollo y fortalecimiento del sector ciencia y tecnología y contribuir de manera significativa con aportes, orientaciones y asistencia técnica especializada, al desarrollo científico y tecnológico en el Estado Aragua, a través del apoyo a instituciones e individualidades, tanto estadales como nacionales, en procura de una sociedad regida por criterios de equidad, solidaridad y productividad, destacándose entre sus objetivos los siguientes:

- Fortalecer, activar y modernizar al sector científico y tecnológico localizado en el estado, con el fin de propiciar actividades de investigación en ciencia y tecnología de manera de convertirlas en instrumentos útiles a la comunidad.

- Propiciar el desarrollo de nuevas tecnologías e identificar, analizar y difundir las experiencias que se hayan obtenido en la generación, asimilación, transferencia, innovación, sustitución y negociación de tecnología.

- Colaborar con los centros e institutos de investigación y organismos regionales de desarrollo, para abordar los problemas inherentes al sector ciencia y tecnología, propiciando el establecimiento de vínculos entre ellos y con otros entes públicos y privados, tanto nacionales como internacionales.

- Promocionar la creación de premios, becas, subvenciones y similares, con el fin de estimular el desarrollo de las actividades de ciencia y tecnología en el estado.

- Favorecer la divulgación de actividades de ciencia y tecnología, a los fines de sensibilizar a la sociedad de dicho Estado respecto a la importancia del sector como factor de transformación.

- Facilitar el acceso y distribución de información pertinente al sector científico y tecnológico, y a la sociedad como un todo, a través de la incorporación del Estado Aragua a las redes internacionales de vinculación electrónica.

A esta Fundación se le asignarán recursos, para cubrir gastos de funcionamiento, por la cantidad de Bs.553,00 millones.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO CARABOBO:

La Fundacite Carabobo fue creada según decreto Nº 257 publicado en la Gaceta Oficial Nº 36.775 del 30 de agosto de 1999, para responder a las necesidades del sector científico y tecnológico a escala regional, con el ánimo de elevar a política de Estado la promoción y el fortalecimiento de la investigación científica y tecnológica. Al respecto se plantea cumplir los objetivos siguientes:

- Fortalecer, activar y modernizar el Sector Científico y Tecnológico del Estado, propiciando las actividades de investigación y tecnología para convertirlas en instrumento útiles a la comunidad.
- Propiciar el establecimiento de vínculos entre las instituciones de investigación del Estado con el sector productivo de bienes y servicios, favoreciendo la formación de conocimientos científicos y el dominio de las tecnologías que demanda ese sector.
- Propiciar el uso de las nuevas tecnologías que requiera el sector productivo, identificar, analizar y difundir las experiencias que se hayan obtenido en la negociación, asimilación, transferencia, innovación, sustitución y generación de tecnología.
- Promover el desarrollo de la capacidad gerencial en ciencia y tecnología y la formación especializada de recursos humanos en áreas prioritarias para el Estado.
- Estimular y gestionar el logro de la capacidad financiera autónoma para el desarrollo y la tecnología en su ámbito de acción.

Para el año 2004 se le asignarán recursos por un monto de Bs. 432,09 millones, para cubrir gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO FALCÓN:

Fundacite Falcón fue creada con el objeto de promover, apoyar, fortalecer y coordinar las actividades científicas y tecnológicas del estado Falcón y de colaborar con las demás instituciones similares del estado en la creación de institutos estatales de investigación que promuevan y colaboren con aquellas actividades aplicadas al desarrollo humano y social en los sectores de salud, ambiente, recursos naturales, agricultura, energía, industria y servicios públicos, liderizando e impulsando la generación, difusión, transferencia y utilización de conocimientos, mediante el diseño y ejecución de programas dirigidos a promover las actividades científicas y tecnológicas, así como la vinculación de los diversos actores sociales que contribuyen a construir una sociedad innovadora, en procura del progreso y bienestar colectivo. Entre los Objetivos que se propone alcanzar, se citan los siguientes:

- Detectar y evaluar las necesidades del estado, a los fines de formular planes e impulsar la incorporación de la variable científico-tecnológica en las políticas económicas de las instituciones de gobierno y de desarrollo regional.
- Propiciar el establecimiento de vínculos entre las instituciones de investigación, organismos de desarrollo y el sector productivo de bienes y servicios del estado, para favorecer la generación y dominio de conocimientos científicos y de nuevas tecnologías, así como para abordar los problemas inherentes al sector Ciencia y Tecnología.
- Fomentar el avance de la actividad científica y tecnológica del estado, a través de creación y mantenimiento de premios, becas, subvenciones y similares; y por medio de la constitución y fortalecimientos de centros o unidades de investigación y desarrollo.

- Promover la formación de las generaciones de relevo, la capacitación y la actualización especializada de recursos humanos, en áreas identificadas como prioritarias para el estado, y el desarrollo de la capacidad gerencial en CyT.

- Planificar, fomentar y promover una gestión de información científica y tecnológica acorde con las necesidades del estado y de la propia Fundación.

- Propiciar la divulgación de las actividades de Ciencia y Tecnología, así como los resultados obtenidos de éstas, a fin de incrementar la cultura científico-tecnológica en el estado.

Para el año 2004, se le han asignado recursos por Bs. 599,30 millones, para gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA PARA LA REGION DE GUAYANA

Fundacite Guayana fue creada fundamentalmente para desarrollar la capacidad de investigación científica y tecnológica de la Región Guayana (Estados Bolívar, Delta Amacuro y Amazonas), así como promocionar y fortalecer las potencialidades productivas, económicas sociales, de salud y ambientales de su área de acción. En este sentido centra su intervención en el fomento, promoción y desarrollo del manejo del conocimiento científico-tecnológico y la integración de capital humano hacia el desarrollo de proyectos y programas que procuren soluciones efectivas para necesidades sociales de la Región Guayana; así como, en el fomento, motivación, orientación y coordinación de la producción, divulgación y aplicación de conocimientos y tecnologías, producto de las actividades de investigación, involucrando y articulando de esta manera a los actores de la región Guayana, en contribución al desarrollo científico sustentable del sector y en mejora de la calidad de vida de la comunidad guayanesa. A tales efectos se plantea como objetivos:

- Fomentar la formación de recursos humanos para la investigación y la gerencia científico-tecnológica

- Promover el desarrollo de proyectos que garanticen la complementariedad de recursos y conocimientos.

- Consolidar una infraestructura de información que satisfaga la demanda regional de los distintos sectores comprometidos con el desarrollo económico y social.

- Promover la formación y capacitación de investigadores y gerentes en ciencia y tecnología.

- Despertar el interés por la Ciencia y la Tecnología desde los niveles básicos de la educación y la sociedad civil en general.

- Promover el desarrollo de una infraestructura de información científica y tecnológica acorde con la realidad económica, política, social y ambiental de la región.

- Orientar la capacidad científica y tecnológica en concordancia con la dinámica de desarrollo regional, a través de la formulación de programas de investigación multidisciplinarios, transdisciplinarios e interinstitucionales con visión de corto, mediano y largo plazo.

Para la gestión del año 2004, se le asignarán recursos por un monto de Bs. 298,69 millones, para atender sus gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO LARA

La Fundacite Lara en su calidad de organismo estadal rector, coordinador y ejecutor de las funciones, atribuciones y actividades del sector científico-tecnológico y responsable regional de la ejecución de la política científica-tecnológica nacional del MCT, es la institución responsable de la integración de necesidades y capacidades científicas, tecnológicas y de innovación; comprometida con el proceso de cambio que demanda la sociedad, mediante la concertación de programas plurales y pertinentes que contribuyan al desarrollo sostenible y sustentable del Estado Lara. En consecuencia se plantea cumplir con los siguientes objetivos:

- Contribuir con el desarrollo de los procesos de creación, difusión y uso del conocimiento racional y sistemático, enlazando a los que saben con los que quieren saber mediante el diseño, promoción y coordinación de redes cívicas que potencien la capacidad innovativa de la sociedad larense y mejore la calidad de vida de sus habitantes.

- Divulgar, popularizar y contribuir a la valoración de la Ciencia y la Tecnología.

- Promover la competitividad del sistema estatal de innovación.

- Propiciar soluciones a los problemas del estado.

A esta institución se le asignarán recursos por Bs. 441,43 millones, para gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO MERIDA

- Fundacite Mérida fue creada como un espacio de mediación entre los actores de la Ciencia y la Tecnología, tanto los que pueden ofrecer conocimiento, como aquellos que pudieran generar demandas para la solución de los problemas locales. Es responsable de promover y orientar el desarrollo del Sistema Científico y Tecnológico del Estado Mérida, así como, de coordinar y promover la actividad científica y tecnológica andina, en función de dar soporte al desarrollo social y económico de esta Región. Se ha planteado como objetivos los siguientes:

- Consolidar a Fundacite Mérida como el ente rector y coordinador del sector de Ciencia y Tecnología en el Estado Mérida.

- Fomentar y estimular una cultura de investigación que promueva el desarrollo y la aplicación de la Ciencia y la Tecnologia en la búsqueda de soluciones a las necesidades de la región, con miras a mejorar la calidad de vida de sus habitantes.

- Identificar las necesidades de los distintos sectores de la región en Ciencia y Tecnología y vincularlas o articularlas con las políticas establecidas en el Plan Regional de Ciencia y Tecnologia y con los demás entes del Estado.

- Propiciar el establecimiento de vínculos entre las instituciones de investigación del Estado Mérida y el sector productivo de bienes y servicios, favoreciendo la generación de conocimientos científicos y el dominio de las tecnologías que demanda el sector.

- Fomentar la vinculación entre aquellos entes comprometidos con la difusión científica y tecnológica, principalmente de los esfuerzos de creación y las posibilidades para la inversión, a los efectos de fortalecer, activar y modernizar el Sector Ciencia y Tecnología en el Estado Mérida.

Para el año 2004 a esta Institución se le asignarán recursos por Bs. 472,16 millones para gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO SUCRE

Fundacite Sucre es una institución dinámica al servicio de la formación del capital humano, comprometida con la producción de conocimiento y el desarrollo tecnológico, necesarios para el desarrollo de la región sucrense y del país, responsable de impulsar el desarrollo integral de los procesos de producción del conocimiento científico y del desarrollo tecnológico, su difusión y utilización en la sociedad, mediante la elaboración de políticas y diseños estratégicos en ciencia y tecnología, promoción, desarrollo y fomento de nuestro capital humano. Para ello se contará con la necesaria participación del sector científico, técnico, productivo, empresarial y gubernamental, para transformar el aparato productivo del Estado Sucre y mejorar la calidad de vida de su población, su productividad, competitividad y proyección nacional, planteándose los objetivos siguientes:

- Promover la investigación en ciencia y tecnología, y participar en la formulación de políticas y planes regionales, para mejorar el nivel de vida de los sucrenses.

- Propiciar la vinculación entre los centros de investigación, el sector productivo y los organismos públicos y privados tanto regionales como nacionales, incluyendo el acceso a la cooperación internacional.

- Apoyar la formación especializada de recursos humanos para desarrollar y gerenciar en el Estado Sucre la ciencia y la tecnología.

- Contribuir al incremento de la cultura científica y tecnológica en la región.

- Consolidar a la Fundación como el órgano asesor de los Poderes Legislativo y Ejecutivo del Estado Sucre en materia de ciencia y tecnología.

Para el año 2004, se le asignarán Bs. 417,42 millones, para gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN EL ESTADO TÁCHIRA

Es el organismo responsable de la promoción, apoyo, fortalecimiento, coordinación y gestión de las actividades científicas y tecnológicas del Estado Táchira, dirigidos a lograr alternativas viables que permitan el mejoramiento de la productividad y la eficiencia de los diferentes sectores de la vida regional. En tal sentido, se plantea como reto, dirigir sus esfuerzos para llevar a cabo sus propios programas, dentro del marco de las directrices del Ministerio de Ciencia y Tecnología (MCT). Para ello, se plantea, de conformidad con sus Estatutos, los objetivos siguientes:

- Apoyar la promoción, coordinación y fortalecimiento de la ciencia y la tecnología para contribuir a la generación de una sociedad tachirense innovadora, capaz de alcanzar un desarrollo equitativo y de calidad.

- Planificar, promover y consolidar el avance del sector científico-tecnológico del Estado Táchira, en el marco de las políticas nacionales y regionales.

- Fomentar actividades de investigación en ciencia y tecnología, para convertirlas en instrumentos útiles a la comunidad y coordinar actividades con instituciones dedicadas a la investigación en la región.

- Formular políticas y planes en ciencia y tecnología conjuntamente con los organismos de planificación regional.

- Fomentar vínculos con instituciones de investigación y el sector productivo, para favorecer la generación de los conocimientos que demande dicho sector.

- Estimular el desarrollo de nuevos medios y procedimientos requeridos por el sector productivo y difundir esta generación de tecnología.

- Integrar el sector ciencia y tecnología a las políticas económicas y de desarrollo de los organismos gubernamentales.

Para el año 2004 se asignarán a esta Fundación recursos por Bs. 323,02 millones para gastos de funcionamiento.

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA PARA LA REGION ZULIANA

Como ente rector de ciencia y tecnología en la Región Zuliana, Fundacite Zulia coordina, planifica, selecciona, evalúa, asesora, financia y ejecuta programas y proyectos de investigación para impulsar la innovación científica y tecnológica y promover el desarrollo regional, atendiendo e integrando oportunamente las necesidades y expectativas de sus usuarios y beneficiarios, fortaleciendo alianzas estratégicas entre el sector académico,

productivo y gubernamental y respaldando institucionalmente los programas de Ciencia y Tecnología Nacionales, en apoyo a la misión y objetivo de construir una plataforma científica y tecnológica que asegure el desarrollo del estado Zulia. En este sentido se plantea cumplir los objetivos siguientes:

- Promover, estimular y consolidar el desarrollo científico y tecnológico de la región zuliana, dentro de los lineamientos y políticas nacionales establecidas al respecto, en las áreas de la medicina, biología, ingeniería, física, matemática y las tecnologías relacionadas con ellas, la educación y las ciencias sociales, así como las actividades docentes de información y documentación en los campos de conocimiento directamente relacionados con sus áreas de investigación.

- *Vincular al sector científico-académico con las comunidades, institutos universitarios y tecnológicos,* pequeña y mediana empresa, alcaldías y Gobernación, apoyar y ejecutar políticas, planes y programas para el desarrollo de la ciencia y la tecnología en la Región Zuliana en el marco de los grandes lineamientos y políticas nacionales y regionales.

- Fomentar en la región una infraestructura científica y grupos de investigación que generen y desarrollen conocimientos e innovaciones que contribuyan a mejorar la calidad de vida del zuliano.

- Fomentar el intercambio de información entre oferentes y demandantes de ciencia, tecnología e innovación.

- Fomentar la enseñanza de la ciencia y la tecnología, a través del mejoramiento lingüístico, la informática educativa y la educación para la ciencia, en todos los niveles educativos.

- *Sensibilizar a la colectividad sobre el acontecer científico y tecnológico.*

Para esta Fundación, se asignarán recursos por un monto de Bs. 672,00 millones, para cubrir gastos de funcionamiento.

METAS Y VOLUMNES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Transferencias a Organismos	Transferencia	1	228.531.135.884
TOTAL			**228.531.135.884**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.07	Transferencias	228.531.135.884
	- Recursos Ordinarios	98.587.345.084
	- Gestión Fiscal	90.610.520.800
	- Programas y Proyectos	27.434.970.000
	• Proyecto de Iniciativa Científica del Milenio	5.013.794.160
	• Programa de Desarrollo Tecnológico Agropecuario PRODETEC III	7.448.932.800
	• Segundo Programa de Ciencia y Tecnología (BID-FONACIT)	9.993.888.000
	• Construcción y puesta en marcha de Planta Productora de Fármacos	4.978.355.040
	- Otras Fuentes de Financiamiento	11.898.300.000
	TOTAL	**228.531.135.884**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	228.531.135.884
4.07	01	00	00	Transferencias corrientes internas	202.259.258.684
4.07	01	02	00	Transferencias corrientes al sector público	202.259.258.684
4.07	01	02	02	Transferencias corrientes a los entes descentralizados	200.143.596.714
				A0022 - Instituto Nacional de Investigaciones Agrícolas (INIA)	65.244.622.800
				- Recursos Ordinarios	18.083.590.000
				- Gestión Fiscal	35.746.000.000
				- Programas y Proyectos	7.448.932.800
				• Programa de Desarrollo Tecnológico Agropecuario PRODETEC III	7.448.932.800
				- Otras Fuentes de Financiamiento	3.966.100.000
				A0063 - Instituto Venezolano de Investigaciones Científicas (IVIC)	55.334.895.600
				- Recursos Ordinarios	19.832.540.000
				- Gestión Fiscal	33.536.255.600
				- Otras Fuentes de Financiamiento	1.966.100.000
				A0191 - Fundación Venezolana de Promoción del Investigador (FVPI)	13.380.852.845
				- Recursos Ordinarios	13.380.852.845
				A0209 - Centro Nacional de Tecnologías de Información (CNTI)	10.349.735.613
				- Recursos Ordinarios	9.535.540.413
				- Gestión Fiscal	814.195.200
				A0303 - Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	1.760.851.618
				- Recursos Ordinarios	1.760.851.618
				A0313 - Fundación Instituto Internacional de Estudios Avanzados (IDEA)	4.630.000.000
				- Recursos Ordinarios	4.630.000.000
				A0314 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui).	247.409.412
				- Recursos Ordinarios	247.409.412
				A0315 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	553.000.000
				- Recursos Ordinarios	553.000.000
				A0316 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	432.085.340
				- Recursos Ordinarios	432.085.340
				A0318 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	555.800.000
				- Recursos Ordinarios	555.800.000
				A0319 - Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)	298.690.170
				- Recursos Ordinarios	298.690.170
				A0320 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	472.158.788
				- Recursos Ordinarios	472.158.788
				A0321 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)	323.025.451
				- Recursos Ordinarios	323.025.451

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
				A0322 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)	417.428.073
				- Recursos Ordinarios	417.428.073
				A0334 - Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FII)	4.883.805.652
				- Recursos Ordinarios	4.883.805.652
				A0338 - Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	486.377.539
				- Recursos Ordinarios	486.377.539
				A0355 - Fundación para el Desarrollo de la Ciencia y la Tecnología de la región Zuliana (Fundacite-Zulia)	672.000.000
				- Recursos Ordinarios	672.000.000
				A0363 - Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	2.635.602.040
				- Recursos Ordinarios	2.635.602.040
				A0382 - Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	1.153.341.000
				- Recursos Ordinarios	1.153.341.000
				A0405 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)	441.430.773
				- Recursos Ordinarios	441.430.773
				A0929 - Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	35.870.484.000
				- Recursos Ordinarios	9.390.314.000
				- Gestión Fiscal	20.514.070.000
				- Otras Fuentes de Financiamiento	5.966.100.000
4.07	01	02	06	Transferencias corrientes a las empresas públicas no financieras	850.000.000
				A0677 - QUIMBIOTEC, C.A.	850.000.000
				- Recursos Ordinarios	850.000.000
4.07	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	1.265.661.970
				A0937 - Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	1.265.661.970
				- Recursos Ordinarios	1.265.661.970
4.07	02	00	00	Transferencias de capital internas	26.271.877.200
4.07	02	02	00	Transferencias de capital al sector público	26.271.877.200
4.07	02	02	02	Transferencias de capital a los entes descentralizados	21.047.522.160
				A002 - Instituto Nacional de Investigaciones Agricolas (INIA)	5.996.340.000
				- Recursos Ordinarios	5.996.340.000
				A0318 - Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	43.500.000
				- Recursos Ordinarios	43.500.000
				A0929 - Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	15.007.682.160
				- Programas y Proyectos	15.007.682.160
				• Proyecto de Iniciativa Científica del Milenio	5.013.794.160
				• Segundo Programa de Ciencia y Tecnología (BID-CONICIT)	9.993.888.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa.	Ge.	Es.	Se.	Denominación	Presupuesto 2004
4.07	02	02	06	*Transferencias de capital a empresas públicas no financieras*	4.978.355.040
				A0677 - QUIMBIOTEC, C.A.	4.978.355.040
				- Programas y Proyectos	4.978.355.040
				• Construcción y puesta en marcha de Planta Productora de Fármacos por medio de Técnicas de Ingeniería Genética (QUIMBIOTEC)	4.978.355.040
4.07	02	02	10	Transferencias de capital a servicios autónomos sin personalidad jurídica	246.000.000
				A0937 - Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	246.000.000
				- Recursos Ordinarios	246.000.000

Ministerio de Salud y Desarrollo Social

MINISTERIO DE SALUD Y DESARROLLO SOCIAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La formulación de la política presupuestaria para el año 2004 está fundamentada en la definición de las directrices estratégicas, objetivos y productos contenidos en el Plan Operativo Anual del Ministerio de Salud y Desarrollo Social (MSDS), el cual se enmarca en los lineamientos de política formulados en el Equilibrio Social del Plan de Desarrollo Económico y Social de la Nación 2001-2007 y el Plan Estratégico Social del MSDS para el periodo 2002-2007.

Contempla la intervención sobre un conjunto de necesidades sociales priorizadas, las cuales son la expresión de los desafíos de la política de salud y desarrollo social, que a su vez constituyen puntos de agenda que permitan adoptar la estrategia promocional de calidad, vida y salud como eje común de las acciones, la asignación y la ejecución presupuestaria, en el marco de un esfuerzo transectorial y colectivo para dar respuesta a las necesidades sociales desde las instancias gubernamentales involucradas en todos los ámbitos territoriales, con una visión compartida y un compromiso ético para las transformaciones sociales que promuevan y desarrollen la corresponsabilidad social y la participación ciudadana.

Se definen las necesidades sociales como ámbitos esenciales a la vida y a la condición de ciudadanía, siendo obligación de las políticas públicas garantizar su atención a todos los habitantes del país haciendo prevalecer el criterio ético y la equidad.

Con el propósito de promover la calidad de vida, el acceso a la salud, la disminución de las brechas e inequidades de grupos poblacionales, como una necesidad de garantizar los derechos constitucionales de forma universal y equitativa se definieron necesidades priorizadas, las cuales a su vez fueron agrupadas en grandes directrices estratégicas, como se describen a continuación:

- La primera directriz estratégica contempla, garantizar la salud en forma universal y equitativa a toda la población. Bajo esta directriz estratégica, se identifican las acciones dirigidas a solventar los problemas de mortalidad de niños y niñas, mortalidad materna y desnutrición en niños, niñas, adolescentes, mujeres embarazadas y adultos mayores. Por otra parte, se enfoca la promoción de calidad de vida y salud privilegiando la educación, la prevención y el control de enfermedades, vinculando al individuo con la comunidad y con su hábitat para dar respuestas a los problemas vinculados con la prevalencia e incidencia de enfermedades prevenibles, emergentes y reemergentes, la morbilidad y mortalidad por enfermedades crónicas, de larga duración, alto costo y riesgo, la morbilidad y la mortalidad causada por accidentes y violencia.

 Se incluyen dentro de esta directriz estratégica, asignaciones presupuestarias dirigidas a la obtención de los siguientes productos: ampliación y mejora de la capacidad resolutiva de los servicios y programas de atención médica dirigidos a la población materno – infantil, atención oportuna, suficiente y de calidad a las embarazadas, promoción de la lactancia materna exclusiva , creación de Bancos de Leche para niños con dificultades de amamantamiento, mejora en la calidad y cobertura de los programas de protección nutricional y seguridad alimentaria dirigidos a niños, niñas, adolescentes, mujeres embarazadas y adultos mayores, acceso a información y capacitación a madres, padres, familias y comunidades, relacionada con la atención materno – infantil, suministro de sobres de sales de rehidratación oral, medicamentos a niños, niñas, madres y adolescentes, educación sexual y reproductiva en población adolescente.
 Educación para la prevención de enfermedades y de muertes, ampliación de la cobertura de inmunizaciones, vigilancia y control de condiciones sanitarias y ambientales, atención integral en enfermedades prevenibles, emergentes y reemergentes, suministro de medicamentos, vigilancia de programas alimentarios fortalecimiento del diagnóstico precoz de enfermedades, prevención y atención en salud oral, prevención, atención y suministro de medicamentos en SIDA y otras ITS y el fortalecimiento de las redes de atención primaria y hospitalaria.

- La siguiente directriz estratégica se relaciona con la garantía y protección de los derechos de la población en forma universal y equitativa. Contempla un conjunto de respuestas eficientes, integrales y equitativas dirigidas a la garantía de derechos a la población en general, y a determinados grupos de población en

particular, tales como niños, niñas y adolescentes, jóvenes, mujeres, adultos mayores, personas con discapacidad y necesidades especiales, y pueblos indígenas.

En este contexto, se incluyen asignaciones presupuestarias para la obtención de productos tales como: atención en salud, educación inicial y alimentación a niños y niñas a través de multihogares y hogares de cuidado diario, casa-cunas y jardines de infancia, promoción y capacitación para la protección de derechos de niños, niñas y adolescentes, incorporación de niños, niñas, adolescentes y jóvenes al sistema de educación formal e informal, acciones de defensa de derechos de la mujer, información y educación para la prevención del uso de drogas y el alcoholismo en la población infantil y adolescentes, acciones culturales y recreativas de prevención y protección dirigidas a los niños, niñas y adolescentes y jóvenes, atención y protección integral a niños, niñas y adolescentes que han sido objeto de maltrato, con derechos violados o vulnerados, atención integral al adulto mayor, normas y acciones para garantizar la inclusión de personas con discapacidad, suministro de medicamentos, ayudas económicas, y la atención integral a los pueblos indígenas

- La siguiente directriz guarda relación con acciones para promover y fortalecer la participación protagónica y corresponsabilidad social en la promoción de la calidad de vida y salud, a partir de la construcción de espacios para la participación, la organización y el fortalecimiento de las capacidades de gestión para la promoción de iniciativas comunitarias a través de la conformación de los Gabinetes Sociales, Consejos y Asambleas de Salud y Desarrollo Social, creación de redes sociales, apoyo a la economía social, la capacitación de jóvenes, mujeres y adultos para su inserción en el mercado laboral, la capacitación para la participación comunitaria; todo esto en el marco de un compromiso ético de lucha contra por la universalización de los derechos y la materialización de oportunidades equitativas tendentes a mejorar la calidad de vida.

- La última directriz expresa la necesidad de construir una nueva institucionalidad con capacidad de rectoría y orientada a responder a las necesidades sociales con universalidad y equidad, una institucionalidad pública de gestión social descentralizada, intergubernamental y transectorial, con capacidad de gobernabilidad y de direccionamiento de procesos de transformación de la realidad social venezolana, con objetivos que generen impacto en la reducción de las inequidades sociales.

 Se incluyen dentro de esta directriz estratégica, asignaciones presupuestarias dirigidas a la obtención de los siguientes productos:
 Fortalecimiento y modernización del sector salud para adecuar la estructura organizativa, racionalizar el recurso humano e implementar sistemas de control de gestión, la profesionalización de la gestión pública y el rescate del rol político y social de los trabajadores de Salud y Desarrollo Social, fortalecimiento de los sistemas de información y estadística y el desarrollo de estudios e investigaciones científicas para fortalecer la capacidad de respuesta en salud y calidad de vida.

En correspondencia con estos planteamientos, se reforzará la capacidad estratégica del Ministerio, en aquellos aspectos que permitan rescatar las funciones de rectoría y gobernabilidad sobre el sistema de salud y desarrollo social en el país, así como la consolidación de un modelo de gestión y de atención basado en el imperativo ético de responder a las necesidades sociales como expresión de los derechos, orientada por los principios de universalidad con equidad, en función de ayudar al logro de oportunidades equitativas de calidad de vida y salud.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Rectoría nacional de la salud y desarrollo social a través del diseño de políticas, planes programas y proyectos sociales a nivel nacional	Procesos	12	885.567.415.643
Garantizar el funcionamiento eficiente y la calidad del servicio en la red del sistema de salud pública y desarrollo social a nivel nacional	Procesos	475	215.064.436.038
Coordinar e implantar políticas, objetivos y metas en salud y desarrollo social a nivel regional	Entidad Fortalecida	24	1.181.149.100.580
Coordinar e implantar políticas, objetivos y metas en Salud y Desarrollo Social a nivel de organismos adscritos	Organismo Fortalecido	19	140.317.672.211
Disminuir las tasas de mortalidad en niños(as) por causas prevenibles	Niño(a) Atendido	6.000.000	5.013.033.738
Construir espacio para fomentar la participación y organización comunitaria en defensa de la calidad de vida y salud	Red social Creada	69	9.843.594.144
Garantizar la protección y atención a niños(as) y adolescentes el los Sistemas del Estado	Niño(a) y Adoles. Atendido	755.000	204.022.311.323
Disminuir las tasas de mortalidad maternas	Embarazada Atendida	350.000	5.267.680.910
Fortalecer la capacidad de gestión en la promoción de iniciativas comunitarias	Proyecto	9	8.383.395.856
Garantizar la atención y protección a niños(as) y adolescentes con derechos vulnerados y/o en situación de riesgo socio-familiar	Niño(a) atendidos	156.000	29.204.498.279
Garantizar la atención nutricional y protección en niños(as) y adolescentes, adultos(as) en situación de riesgo	Persona Atendida	684.500	102.922.887.174
Garantizar los derechos sociales y atención integral a la mujer	Mujer Atendida	215.000	4.570.676.969
Disminuir la tasa de mortalidad y morbilidad por enfermedades prevenibles, emergente y reemergentes	Persona Atendida	7.623.000	100.763.938.284
Garantizar la protección integral a adultos(as) mayores	Adulto (a) Atendido	350.000	113.439.043.169
Disminuir la mortalidad por enfermedades de larga duración, alto costo y riesgo	Paciente Atendido	6.900.000	142.245.381.520

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Garantizar la atención integral a personas con discapacidades	Persona Atendida	100.000	1.240.724.097
Garantizar la atención y promoción contra los accidentes y hechos violentos en todas sus formas	Persona Atendida	5.000.000	3.657.200.000
Garantizar la cobertura y calidad de protección integral a los pueblos indígenas	Persona Atendida	230.000	420.405.025
TOTAL			**3.153.093.394.960**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
05	Dirección y Coordinación Nivel Central	1.100.631.851.681
06	Dirección y Coordinación de Unidades Descentralizadas	1.321.466.772.791
07	Promoción de la Calidad de Vida y Salud	730.994.770.488
		3.153.093.394.960

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de personal	775.348.733.881
	- Recursos Ordinarios	546.321.019.369
	- Gestión Fiscal	200.818.999.006
	- Otras Fuentes de Financiamiento	28.208.715.506
402	Materiales y suministros	301.619.858.067
	- Recursos Ordinarios	165.490.713.297
	- Gestión Fiscal	123.141.233.455
	- Otras Fuentes de Financiamiento	12.987.911.315
403	Servicios no personales	73.172.966.553
	- Recursos Ordinarios	70.437.376.680
	- Gestión Fiscal	1.718.764.557
	- Otras Fuentes de Financiamiento	1.016.825.316
404	Activos reales	12.990.899.844
	- Recursos Ordinarios	11.056.301.061
	- Gestión Fiscal	1.665.269.235
	- Otras Fuentes de Financiamiento	269.329.548

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
406	Servicio de la deuda pública y disminución de otros pasivos	52.105.892.250
	- Recursos Ordinarios	25.000.000.000
	- Gestión Fiscal	13.552.946.125
	- Otras Fuentes de Financiamiento	13.552.946.125
407	Transferencias	1.937.855.044.365
	- Recursos Ordinarios	1.297.673.089.593
	- Gestión Fiscal	518.523.392.582
	- Programas y Proyectos	53.606.190.000
	- Otras Fuentes de Financiamiento	68.052.372.190
		3.153.093.394.960

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	20.384	88.052.904.910
- Directivo	161	2.276.156.172
- Profesional y Técnico	4.096	24.616.335.127
- Personal Administrativo	4.419	13.959.705.398
- Personal Médico	2.292	18.301.390.392
- Obreros	9.416	28.899.317.821
Personal Fijo a Tiempo Parcial	125	535.837.446
- Profesional y Técnico	40	128.820.274
- Personal Administrativo	6	10.860.572
- Personal Médico	79	396.156.600
Personal Contratado	548	2.892.375.576
- Empleados	368	2.349.722.016
- Obreros	180	542.653.560
TOTAL	**21.057**	**91.481.117.932**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	2.752	8.139.780.200
II	247.105 - 297.105	10.436	31.773.489.429
III	297.106 - 347.106	1.391	5.477.881.939
IV	347.107 - 397.107	725	3.200.776.696
V	397.108 - 447.108	238	1.201.607.345
VI	447.109 - 497.109	242	1.363.560.392
VII	497.110 - 547.110	414	2.618.618.665
VIII	547.111 - 597.111	2.840	19.297.742.674
IX	597.112 - 647.112	349	2.589.093.421
X	647.113 - 697.113	163	1.315.865.019
XI	697.114 - 747.114	1.042	9.168.142.364
XII	747.115 - 797.115	142	1.314.287.530
XIII	797.116 - 847.116	107	1.043.403.168
XIV	847.117 - 897.117	8	85.190.406
XV	897.118 - 947.118	3	32.400.000
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	205	2.859.278.684
	TOTAL	**21.057**	**91.481.117.932**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
	Organismos Adscritos	**815.236.681.354**
A0025	Instituto Autónomo Hospital Universitario de Caracas (HUC)	86.649.860.053
A0047	Instituto Nacional del Menor (INAM)	76.484.336.411
A0057	Instituto Nacional de Nutrición (INN)	131.617.571.835
A0059	Instituto Nacional de Geriatría y Gerontología (INAGER).	113.439.043.169
A0061	Instituto Nacional de Higiene Rafael Rangel (INHRR)	89.836.449.067
A0119	Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	19.654.500.000
A0124	Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	1.240.724.097
A0129	Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	156.398.349.119
A0153	Servicio Autónomo Hospital Universitario de Maracaibo (HUM)	51.262.175.124
A0181	Servicio Autónomo Instituto de Biomedicina	2.405.637.034

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0305	Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)	1.612.720.594
A0306	Fundación José Félix Ribas	1.953.857.566
A0331	Fondo de Inversión Social de Venezuela-FONVIS	29.345.329.538
A0369	Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	38.520.739.996
A0818	Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	420.405.025
A0907	Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	4.017.501.319
A0910	Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)	5.806.804.438
A0936	Instituto Nacional de la Mujer	4.570.676.969
	Estados Descentralizados	**977.324.181.634**
E5000	Distrito Capital	91.155.238.352
E5200	Estado Anzoátegui	68.441.862.307
E5300	Estado Apure	39.784.051.682
E5400	Estado Aragua	75.725.061.352
E5600	Estado Bolívar	64.137.956.480
E5700	Estado Carabobo	74.177.419.738
E6000	Estado Falcón	34.518.482.794
E6200	Estado Lara	71.841.206.987
E6300	Estado Mérida	45.937.662.789
E6400	Estado Miranda	61.751.551.498
E6500	Estado Monagas	37.341.607.033
E6600	Estado Nueva Esparta	29.323.101.612
E6800	Estado Sucre	53.450.528.500
E6900	Estado Táchira	51.833.866.356
E7000	Estado Trujillo	56.311.817.590

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
E7100	Estado Yaracuy	30.262.413.561
E7200	Estado Zulia	91.330.353.003
	Otros Aportes	**210.000.000**
A0083	Universidad de Los Andes (ULA)	90.000.000
A0093	Universidad Central de Venezuela (UCV)	90.000.000
A0945	Servicio Autónomo Municipal de Salud Ambiental y Social (SAMSAS) Estado Sucre	30.000.000
	TOTAL	**1.792.770.862.988**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	16.454.277.575
407	01	00	00	Transferencias corrientes internas	16.454.277.575
407	01	01	00	Transferencias corrientes al sector privado	16.454.277.575
407	01	01	10	Subsidios educacionales al sector privado	272.704.450
				S0374 - Escuela de Salud Pública.	97.704.450
				S1108 - Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	45.000.000
				S1451 - Instituto Venezolano de Capacitación Profesional de la Iglesia.	100.000.000
				S1528 - Asociación civil Eureka	30.000.000
407	01	01	13	Subsidios a instituciones benéficas privadas	15.171.392.630
				S0004 - Asociación Tachirense Amigos del Riñón.	1.226.000
				S0009 - Acción Voluntaria de Hospitales.	2.453.000
				S0039 - Asociación Amigos del Riñón, Zulia.	1.963.000
				S0041 - Asociación Benefactora de Ayuda al Niño sin Asistencia, Mi Refugio.	1.200.000
				S0059 - Asociación Civil Hermanitas de los Pobres, Hogar San José de la Montaña.	98.000.000
				S0066 - Asociación Civil Niña Madre.	2.980.000
				S0097 - Asociación Larense de Protección al Enfermo Renal.	392.000
				S0108 - Asociación para el Desarrollo de la Investigación en Endocrinología y Metabolismo.	981.000
				S0111 - Asociación para la Investigación Dermatológica.	948.000
				S0118 - Asociación Reumatológica Venezolana.	2.159.000
				S0123 - Asociación Tachirense de Lucha contra el Cáncer (ATACA).	1.381.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S0131 - Asociación Venezolana de Nefrología.	1.636.000
				S0137 - Asociación Venezolana del Riñón.	1.963.000
				S0138 - Asociación Venezolana para Educación Sexual Alternativa (A.V.E.S.A.).	51.786.000
				S0139 - Asociación Venezolana para Hemofilia.	1.177.000
				S0194 - Centros de Educación y Cultura (CEDEC).	14.850.000
				S0215 - Centro de Investigación Social, Formación y Estudios de la Mujer (C.I.S.F.E.M.).	5.400.000
				S0217 - Centro de Orientación Familiar (COSFAM). Maracaibo, Estado Zulia.	50.000.000
				S0272 - Asociación Civil Pequeño Cottolengo Don Orione.	3.000.000
				S0313 - Cruz Roja Venezolana, Seccional Barinas.	589.000
				S0485 - Federación Venezolana de Instituciones de Ciegos.	3.600.000
				S0506 - Fundación Alzheimer de Venezuela.	30.160.000
				S0525 - Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCAHEM). Hospital Central de Valencia Unidad de Transplante de Médula.	300.000.000
				S0561 - Fundación de Audiofonología Carabobo.	888.000
				S0564 - Fundación de Cardiología Infantil (FUNDACARDIN).	50.000.000
				S0580 - Fundación de Psicoanálisis, Investigación, Enseñanza a Investigadores y Estudiantes (FUNDANALITICA).	10.000.000
				S0584 - Fundación del Niño Grave Hospital Central de Valencia.	30.000.000
				S0585 - Fundación del Niño.	1.365.400.000
				S0629 - Fundación Maquiritare.	3.600.000
				S0666 - Fundación para la Orientación de la Familia (FUNDAFAMILIA).	2.520.000
				S0672 - Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ).	70.000.000
				S0674 - Fundación Presbítero José Manuel Alegría.	3.600.000
				S0704 - Fundación Venezolana de Hipertensión Arterial, Zulia.	100.000.000
				S0735 - Hogar Clínica San Rafael, Estado Zulia.	304.815.000
				S0740 - Asociación Civil Hermanitas de los Pobres.	3.600.000
				S0747 - Hogares Crea de Venezuela.	10.796.000
				S0753 - Hospital José María Vargas, Departamento de Hemodinamia. Caracas.	3.926.000
				S0756 - Hospital San Juan de Dios.	500.000.000
				S0788 - Instituto de Previsión del Niño, Distrito Federal.	33.750.000
				S0833 - Laboratorio Regional de Referencia Virológica.	1.275.000
				S0850 - Maternidad Concepción Palacios, Servicio de Cardiología Infantil.	628.000
				S0897 - Religiosas Adoratrices Esclavas del Santísimo Sacramento y de la Caridad.	6.000.000
				S0926 - Sociedad Anticancerosa de Venezuela.	2.076.122.630
				S0928 - Sociedad Anticancerosa del Estado Aragua.	300.000.000
				S0948 - Sociedad Venezolana de la Cruz Roja.	588.000
				S0966 - Unidad de Prevención en Nefrología del Hospital Vargas.	384.000
				S1075 - AMAMANTA Venezuela.	2.000.000
				S1097 - Centro de Atención al Trabajo del Trabajador Incapacitado Pedro José Ovalles.	15.000.000
				S1118 - Fundación Alfredo Borjas. Servicio de Urología. Hospital Universitario de Caracas, Distrito Federal.	4.294.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1143 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús.	2.500.000
				S1144 - Asilo de Ancianos de Biruaca, Estado Apure.	3.000.000
				S1146 - Banco de Sillas de Ruedas (BANDESIR), Estado Cojedes.	40.000.000
				S1161 - Hospital Central de Maracay, Unidad de Tomografía Axial Computarizada y Unidad de Ecosonografía Doppler (ASODIAM).	30.000.000
				S1410 - Hogar San Pablo, San Cristobal, Estado Táchira.	100.490.000
				S1413 - Hogar Santa Cruz, Maracaibo, Estado Zulia.	70.000.000
				S1415 - Residencia Geriátrica Padre Lizardo, San Cristobal, Estado Táchira.	736.000
				S1511 - Granja Nuestra Señora de Guadalupe	30.000.000
				S1527 - COINTEGRACIÓN ETNICA	10.822.000
				S1535 - Sociedad Anticancerosa del Estado Apure	40.000.000
				S1536 - Fundación para la Salud del estado Apure	40.000.000
				S1537 - Fundación Salud Educación Ambiental de Coro FUNDASEAC, Falcón	100.000.000
				S1538 - Fundación Corazón Feliz Nueva Esparta	50.000.000
				S1552 - Fundación Hospital de Especialidades Pediátricas	8.111.814.000
				S1553 - Banco de Sillas de Ruedas BANDESIR - Estado Zulia	60.000.000
				S1554 - Fundación Salud y Educación Ambiental del Estado Nueva Esparta	175.000.000
				S1555 - Fundación Gente de Monagas	50.000.000
				S1556 - Centro de Investigaciones Endocrinometabólicas Dr. Félix Gómez - Estado Zulia	50.000.000
				S1557 - Fundación Atención del Paciente Fisurado - Estado Falcón	20.000.000
				S1558 - Fundación Alí Primera - Estado Falcón	50.000.000
				S1559 - Fundación Alí Primera - Estado Delta Amacuro	20.000.000
				S1560 - Fundación Flora de Aular - Estado Apure	20.000.000
				S1561 - Fundación Hospital de Táriba "FUNDAHOSTA"	100.000.000
				S1562 - A.C. Hermanitas de los Pobres de Maiquetía "Hospital San Antonio de Táriba"	100.000.000
				S1563 - Banco de Sillas de Ruedas BANDESIR - Estado Barinas	50.000.000
				S1564 - Fundación Social Ramón Ojeda (Ambulatorio de Macapo) - Estado Cojedes	70.000.000
				S1569 - Fundación Centro de Atención Médico Integral CAMI	200.000.000
				S1765 - Fundación Brígida de Montoya. Estado Cojedes	50.000.000
				S1766 - Asociación Comité de Amigos del Niño Hospitalizado Seccional Falcón	20.000.000
				S1767 - Fundación Municipal de salud Integral (FUMSI). Estado Sucre.	30.000.000
407	01	01	15	Subsidios a organismos laborales y gremiales	48.671.300
				S0105 - Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ).	1.000.000
				S0917 - Sindicato Único Nacional de Empleados Públicos (S.U.N.E.P.).	46.671.300
				S1540 - Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela	1.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	01	01	17	Subsidios a entidades deportivas y recreativas de carácter privado	230.000.000
				S1423 - Instituto de Profesionalización Deportiva (INPRODE).	230.000.000
407	01	01	18	Subsidios científicos al sector privado	367.100.000
				S0653 - Fundación para el Estudio de la Corea de Huntinton en el Zulia.	40.000.000
				S1246 - Centro Nacional de Referencia en Inmunologla Clínica. Convenio UCV - SAS.	327.100.000
407	01	01	19	Otros subsidios sociales al sector privado	364.409.195
				S0959 - Subsidios Eventuales Diversos.	364.409.195

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	2.270.000
407	03	00	00	Transferencias al exterior	2.270.000
407	03	01	00	Transferencias al exterior para financiar gastos corrientes	2.270.000
407	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	2.270.000
				I0082 - Organización de los Estados Americanos (O.E.A.).	770.000
				I0130 - Organización Mundial de Identidad e Integración de los Pueblos	1.500.000

PROGRAMA: 05 Dirección y Coordinación Nivel Central

UNIDAD EJECUTORA: Despacho del Ministro

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Rectoría nacional de la salud y desarrollo social a través del diseño de políticas, planes programas y proyectos sociales a nivel nacional	Proceso	12	885.567.415.643
Garantizar el funcionamiento eficiente y la calidad del servicio en la red del sistema de salud pública y desarrollo social a nivel nacional	Proceso	475	215.064.436.038
TOTAL			**1.100.631.851.681**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de personal	613.510.392.894
	- Recursos Ordinarios	411.120.538.593
	- Gestión Fiscal	174.181.138.795
	- Otras Fuentes de Financiamiento	28.208.715.506
402	Materiales y suministros	64.682.842.432
	- Recursos Ordinarios	27.500.031.249
	- Gestión Fiscal	30.730.546.524
	- Otras Fuentes de Financiamiento	6.452.264.659
403	Servicios no personales	53.395.308.501
	- Recursos Ordinarios	53.395.308.501
404	Activos reales	1.628.724.099
	- Recursos Ordinarios	1.550.613.051
	- Gestión Fiscal	56.313.198
	- Otras Fuentes de Financiamiento	21.797.850
406	Servicio de la deuda pública y disminución de otros pasivos	52.105.892.250
	- Recursos Ordinarios	25.000.000.000
	- Gestión Fiscal	13.552.946.125
	- Otras Fuentes de Financiamiento	13.552.946.125
407	Transferencias	315.308.691.505
	- Recursos Ordinarios	187.102.227.591
	- Gestión Fiscal	106.086.691.842
	- Programas y Proyectos	17.519.200.000
	• Fortalecimiento de Red de Servicios de Salud Distrito Metropolitano	5.000.000.000
	• Fortalecimiento y Modernización del Sector Salud	9.614.000.000
	• Centro de Investigación y Desarrollo de Vacunas BCG o DPT (CONVAC)	2.905.200.000
	- Otras Fuentes de Financiamiento	4.600.572.072
	TOTAL	**1.100.631.851.681**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	2.686	14.484.572.839
- Directivo	127	1.811.926.032
- Profesional y Técnico	824	5.483.456.380
- Personal Administrativo	741	2.474.637.713
- Personal Médico	213	1.925.926.908
- Obreros	781	2.788.625.806
Personal Fijo a Tiempo Parcial	13	57.883.188
- Profesional y Técnico	3	10.789.560
- Personal Médico	10	47.093.628
Personal Contratado	192	1.301.694.096
- Empleados	170	1.235.369.772
- Obreros	22	66.324.324
TOTAL	**2.891**	**15.844.150.123**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	62	183.845.376
II	247.105 - 297.105	950	3.104.800.237
III	297.106 - 347.106	517	1.937.737.976
IV	347.107 - 397.107	87	384.096.726
V	397.108 - 447.108	74	377.935.870
VI	447.109 - 497.109	137	767.952.038
VII	497.110 - 547.110	225	1.408.530.042
VIII	547.111 - 597.111	167	1.150.663.429
IX	597.112 - 647.112	149	1.103.767.852
X	647.113 - 697.113	110	881.679.321
XI	697.114 - 747.114	120	1.052.661.677
XII	747.115 - 797.115	53	491.493.507
XIII	797.116 - 847.116	74	722.173.800
XIV	847.117 - 897.117		
XV	897.118 - 947.118	3	32.400.000
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	163	2.244.412.272
	TOTAL	**2.891**	**15.844.150.123**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	170.388.870.128
407	01	00	00	Transferencias corrientes internas	167.483.670.128
407	01	02	00	Transferencias corrientes al sector público	167.483.670.128
407	01	02	02	Transferencias corrientes a los entes descentralizados	163.256.168.809
				A0047 - Instituto Nacional del Menor (INAM)	56.289.331.220
				- Recursos Ordinarios	39.402.531.854
				- Gestión Fiscal	14.635.226.117
				- Otras Fuentes de Financiamiento	2.251.573.249
				A0057 - Instituto Nacional de Nutrición (INN)	28.752.189.381
				- Recursos Ordinarios	20.126.532.567
				- Gestión Fiscal	7.475.569.239
				- Otras Fuentes de Financiamiento	1.150.087.575
				A0061 - Instituto Nacional de Higiene Rafael Rangel (INHRR)	75.835.641.368
				- Recursos Ordinarios	9.406.835.486
				- Gestión Fiscal	3.493.967.466
				- Otras Fuentes de Financiamiento	537.533.456
				- Convenio de Cooperación	47.783.304.960
				- Gestión Fiscal	47.783.304.960
				- Programas y Proyectos:	14.614.000.000
				• *Fortalecimiento de Red de Servicios de Salud Distrito* Metropolitano	5.000.000.000
				• Fortalecimiento y Modernización del Sector Salud	9.614.000.000
				A0305 - Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)	1.612.720.594
				- Recursos Ordinarios	1.128.904.416
				- Gestión Fiscal	419.307.354
				- Otras Fuentes de Financiamiento	64.508.824
				A0331 - Fondo de Inversión Social de Venezuela-FONVIS	766.286.246
				- Recursos Ordinarios	536.400.372
				- Gestión Fiscal	199.234.424
				- Otras Fuentes de Financiamiento	30.651.450

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	4.017.501.319
				A0907 - Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldon"	4.017.501.319
				- Recursos Ordinarios	2.812.250.923
				- Gestión Fiscal	1.044.550.343
				- Otras Fuentes de Financiamiento	160.700.053
407	01	02	99	Transferencias corrientes a otros organismos del sector público	210.000.000
				A0083 - Universidad de Los Andes (ULA)	90.000.000
				- Recursos Ordinarios	90.000.000
				A0093 - Universidad Central de Venezuela (UCV)	90.000.000
				- Recursos Ordinarios	90.000.000
				A0945 - Servicio Autónomo Municipal de salud Ambiental y Social (SAMSAS) Estado Sucre	30.000.000
				- Recursos Ordinarios	30.000.000
407	02	00	00	Transferencias de capital internas	2.905.200.000
407	02	02	00	Transferencias de capital al sector público	2.905.200.000
407	02	02	02	Transferencias de capital a los entes descentralizados	2.905.200.000
				A0061 - Instituto Nacional de Higiene Rafael Rangel (INHRR)	2.905.200.000
				- Programas y Proyectos:	2.905.200.000
				• Centro de Investigación y Desarrollo de Vacunas BCG o DPT (CONVAC)	2.905.200.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	16.454.277.575
407	01	00	00	Transferencias corrientes internas	16.454.277.575
407	01	01	00	Transferencias corrientes al sector privado	16.454.277.575
407	01	01	10	Subsidios educacionales al sector privado	272.704.450
				S0374 - Escuela de Salud Pública.	97.704.450
				- Recursos Ordinarios	97.704.450
				S1108 - Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	45.000.000
				- Recursos Ordinarios	45.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1451 - Instituto Venezolano de Capacitación Profesional de la Iglesia.	100.000.000
				- Recursos Ordinarios	100.000.000
				S1528 - Asociación civil Eureka	30.000.000
				- Recursos Ordinarios	30.000.000
407	01	01	13	Subsidios a instituciones benéficas privadas	15.171.392.630
				S0004 - Asociación Tachirense Amigos del Riñón.	1.226.000
				- Recursos Ordinarios	1.226.000
				S0009 - Acción Voluntaria de Hospitales.	2.453.000
				- Recursos Ordinarios	2.453.000
				S0039 - Asociación Amigos del Riñón, Zulia.	1.963.000
				- Recursos Ordinarios	1.963.000
				S0041 - Asociación Benefactora de Ayuda al Niño sin Asistencia, Mi Refugio.	1.200.000
				- Recursos Ordinarios	1.200.000
				S0059 - Asociación Civil Hermanitas de los Pobres, Hogar San José de la Montaña.	98.000.000
				- Recursos Ordinarios	98.000.000
				S0066 - Asociación Civil Niña Madre.	2.980.000
				- Recursos Ordinarios	2.980.000
				S0097 - Asociación Larense de Protección al Enfermo Renal.	392.000
				- Recursos Ordinarios	392.000
				S0108 - Asociación para el Desarrollo de la Investigación en Endocrinología y Metabolismo.	981.000
				- Recursos Ordinarios	981.000
				S0111 - Asociación para la Investigación Dermatológica.	948.000
				- Recursos Ordinarios	948.000
				S0118 - Asociación Reumatológica Venezolana.	2.159.000
				- Recursos Ordinarios	2.159.000
				S0123 - Asociación Tachirense de Lucha contra el Cáncer (ATACA).	1.381.000
				- Recursos Ordinarios	1.381.000
				S0131 - Asociación Venezolana de Nefrología.	1.636.000
				- Recursos Ordinarios	1.636.000
				S0137 - Asociación Venezolana del Riñón.	1.963.000
				- Recursos Ordinarios	1.963.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S0138 - Asociación Venezolana para Educación Sexual Alternativa (A.V.E.S.A.).	51.786.000
				- Recursos Ordinarios	51.786.000
				S0139 - Asociación Venezolana para Hemofilia.	1.177.000
				- Recursos Ordinarios	1.177.000
				S0194 - Centros de Educación y Cultura (CEDEC).	14.850.000
				- Recursos Ordinarios	14.850.000
				S0215 - Centro de Investigación Social, Formación y Estudios de la Mujer (C.I.S.F.E.M.).	5.400.000
				- Recursos Ordinarios	5.400.000
				S0217 - Centro de Orientación Familiar (COSFAM). Maracaibo, Estado Zulia.	50.000.000
				- Recursos Ordinarios	50.000.000
				S0272 - Asociación Civil Pequeño Cottolengo Don Orione.	3.000.000
				- Recursos Ordinarios	3.000.000
				S0313 - Cruz Roja Venezolana, Seccional Barinas.	589.000
				- Recursos Ordinarios	589.000
				S0485 - Federación Venezolana de Instituciones de Ciegos.	3.600.000
				- Recursos Ordinarios	3.600.000
				S0506 - Fundación Alzheimer de Venezuela.	30.160.000
				- Recursos Ordinarios	30.160.000
				S0525 - Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCAHEM). Hospital Central de Valencia Unidad de Transplante de Médula.	300.000.000
				- Recursos Ordinarios	300.000.000
				S0561 - Fundación de Audiofonologla Carabobo.	888.000
				- Recursos Ordinarios	888.000
				S0564 - Fundación de Cardiología Infantil (FUNDACARDIN).	50.000.000
				- Recursos Ordinarios	50.000.000
				S0580 - Fundación de Psicoanálisis, Investigación, Enseñanza a Investigadores y Estudiantes (FUNDANALITICA).	10.000.000
				- Recursos Ordinarios	10.000.000
				S0584 - Fundación del Niño Grave Hospital Central de Valencia.	30.000.000
				- Recursos Ordinarios	30.000.000
				S0585 - Fundación del Niño.	1.365.400.000
				- Recursos Ordinarios	1.365.400.000
				S0629 - Fundación Maquiritare.	3.600.000
				- Recursos Ordinarios	3.600.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S0666 - Fundación para la Orientación de la Familia (FUNDAFAMILIA).	2.520.000
				- Recursos Ordinarios	2.520.000
				S0672 - Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ).	70.000.000
				- Recursos Ordinarios	70.000.000
				S0674 - Fundación Presbítero José Manuel Alegría.	3.600.000
				- Recursos Ordinarios	3.600.000
				S0704 - Fundación Venezolana de Hipertensión Arterial, Zulia.	100.000.000
				- Recursos Ordinarios	100.000.000
				S0735 - Hogar Clínica San Rafael, Estado Zulia.	304.815.000
				- Recursos Ordinarios	304.815.000
				S0740 - Asociación Civil Hermanitas de los Pobres.	3.600.000
				- Recursos Ordinarios	3.600.000
				S0747 - Hogares Crea de Venezuela.	10.796.000
				- Recursos Ordinarios	10.796.000
				S0753 - Hospital José María Vargas, Departamento de Hemodinamia. Caracas.	3.926.000
				- Recursos Ordinarios	3.926.000
				S0756 - Hospital San Juan de Dios.	500.000.000
				- Recursos Ordinarios	500.000.000
				S0788 - Instituto de Previsión del Niño, Distrito Federal.	33.750.000
				- Recursos Ordinarios	33.750.000
				S0833 - Laboratorio Regional de Referencia Virológica.	1.275.000
				- Recursos Ordinarios	1.275.000
				S0850 - Maternidad Concepción Palacios, Servicio de Cardiología Infantil.	628.000
				- Recursos Ordinarios	628.000
				S0897 - Religiosas Adoratrices Esclavas del Santísimo Sacramento y de la Caridad.	6.000.000
				- Recursos Ordinarios	6.000.000
				S0926 - Sociedad Anticancerosa de Venezuela.	2.076.122.630
				- Recursos Ordinarios	2.076.122.630
				S0928 - Sociedad Anticancerosa del Estado Aragua.	300.000.000
				- Recursos Ordinarios	300.000.000
				S0948 - Sociedad Venezolana de la Cruz Roja.	588.000
				- Recursos Ordinarios	588.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S0966 - Unidad de Prevención en Nefrología del Hospital Vargas.	384.000
				- Recursos Ordinarios	384.000
				S1075 - AMAMANTA Venezuela.	2.000.000
				- Recursos Ordinarios	2.000.000
				S1097 - Centro de Atención al Trabajo del Trabajador Incapacitado Pedro José Ovalles.	15.000.000
				- Recursos Ordinarios	15.000.000
				S1118 - Fundación Alfredo Borjas. Servicio de Urología. Hospital Universitario de Caracas, Distrito Federal.	4.294.000
				- Recursos Ordinarios	4.294.000
				S1143 - Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús.	2.500.000
				- Recursos Ordinarios	2.500.000
				S1144 - Asilo de Ancianos de Biruaca, Estado Apure.	3.000.000
				- Recursos Ordinarios	3.000.000
				S1146 - Banco de Sillas de Ruedas (BANDESIR), Estado Cojedes.	40.000.000
				- Recursos Ordinarios	40.000.000
				S1161 - Hospital Central de Maracay, Unidad de Tomografía Axial Computarizada y Unidad de Ecosonografía Doppler (ASODIAM).	30.000.000
				- Recursos Ordinarios	30.000.000
				S1410 - Hogar San Pablo, San Cristobal, Estado Táchira.	100.490.000
				- Recursos Ordinarios	100.490.000
				S1413 - Hogar Santa Cruz, Maracaibo, Estado Zulia.	70.000.000
				- Recursos Ordinarios	70.000.000
				S1415 - Residencia Geriátrica Padre Lizardo, San Cristobal, Estado Táchira.	736.000
				- Recursos Ordinarios	736.000
				S1511 - Granja Nuestra Señora de Guadalupe	30.000.000
				- Recursos Ordinarios	30.000.000
				S1527 - COINTEGRACIÓN ETNICA	10.822.000
				- Recursos Ordinarios	10.822.000
				S1535 - Sociedad Anticancerosa del Estado Apure	40.000.000
				- Recursos Ordinarios	40.000.000
				S1536 - Fundación para la Salud del estado Apure	40.000.000
				- Recursos Ordinarios	40.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1537 - Fundación Salud Educación Ambiental de Coro FUNDASEAC, Falcón	100.000.000
				- Recursos Ordinarios	100.000.000
				S1538 - Fundación Corazón Feliz Nueva Esparta	50.000.000
				- Recursos Ordinarios	50.000.000
				S1552 - Fundación Hospital de Especialidades Pediátricas	8.111.814.000
				- Recursos Ordinarios	5.678.269.800
				- Gestión Fiscal	2.109.071.640
				- Otras Fuentes de Financiamiento	324.472.560
				S1553 - Banco de Sillas de Ruedas BANDESIR - Estado Zulia	60.000.000
				- Recursos Ordinarios	60.000.000
				S1554 - Fundación Salud y Educación Ambiental del Estado Nueva Esparta	175.000.000
				- Recursos Ordinarios	175.000.000
				S1555 - Fundación Gente de Monagas	50.000.000
				- Recursos Ordinarios	50.000.000
				S1556 - Centro de Investigaciones Endocrinometabólicas Dr. Félix Gómez - Estado Zulia	50.000.000
				- Recursos Ordinarios	50.000.000
				S1557 - Fundación Atención del Paciente Fisurado - Estado Falcón	20.000.000
				- Recursos Ordinarios	20.000.000
				S1558 - Fundación Alí Primera - Estado Falcón	50.000.000
				- Recursos Ordinarios	50.000.000
				S1559 - Fundación Alí Primera - Estado Delta Amacuro	20.000.000
				- Recursos Ordinarios	20.000.000
				S1560 - Fundación Flora de Aular - Estado Apure	20.000.000
				- Recursos Ordinarios	20.000.000
				S1561 - Fundación Hospital de Táriba "FUNDAHOSTA"	100.000.000
				- Recursos Ordinarios	100.000.000
				S1562 - A.C. Hermanitas de los Pobres de Maiquetía "Hospital San Antonio de Táriba"	100.000.000
				- Recursos Ordinarios	100.000.000
				S1563 - Banco de Sillas de Ruedas BANDESIR - Estado Barinas	50.000.000
				- Recursos Ordinarios	50.000.000
				S1564 - Fundación Social Ramón Ojeda (Ambulatorio de Macapo) - Estado Cojedes	70.000.000
				- Recursos Ordinarios	70.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				S1569 - Fundación Centro de Atención Médico Integral CAMI	200.000.000
				- Recursos Ordinarios	200.000.000
				S1765 - Fundación Brígida de Montoya. Estado Cojedes	50.000.000
				- Recursos Ordinarios	50.000.000
				S1766 - Asociación Comité de Amigos del Niño Hospitalizado Seccional Falcón	20.000.000
				- Recursos Ordinarios	20.000.000
				S1767 - Fundación Municipal de salud Integral (FUMSI). Estado Sucre.	30.000.000
				- Recursos Ordinarios	30.000.000
407	01	01	15	Subsidios a organismos laborales y gremiales	48.671.300
				S0105 - Asociación Nacional de Sanitaristas Jubilados y Pensionados del Ministerio de Sanidad y Asistencia Social (ANSAJ).	1.000.000
				- Recursos Ordinarios	1.000.000
				S0917 - Sindicato Unico Nacional de Empleados Públicos (S.U.N.E.P.).	46.671.300
				- Recursos Ordinarios	46.671.300
				S1540 - Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela	1.000.000
				- Recursos Ordinarios	1.000.000
407	01	01	17	Subsidios a entidades deportivas y recreativas de carácter privado	230.000.000
				S1423 - Instituto de Profesionalización Deportiva (INPRODE).	230.000.000
				- Recursos Ordinarios	230.000.000
407	01	01	18	Subsidios científicos al sector privado	367.100.000
				S0653 - Fundación para el Estudio de la Corea de Huntinton en el Zulia.	40.000.000
				- Recursos Ordinarios	40.000.000
				S1246 - Centro Nacional de Referencia en Inmunología Clínica. Convenio UCV - SAS.	327.100.000
				- Recursos Ordinarios	327.100.000
407	01	01	19	Otros subsidios sociales al sector privado	364.409.195
				S0959 - Subsidios Eventuales Diversos.	364.409.195
				- Recursos Ordinarios	364.409.195

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	2.270.000
407	03	00	00	Transferencias al exterior	2.270.000
407	03	01	00	Transferencias al exterior para financiar gastos corrientes	2.270.000
407	03	01	03	Transferencias a organismos internacionales o instituciones en el exterior	2.270.000
				I0082 - Organización de los Estados Americanos (O.E.A.).	770.000
				- Recursos Ordinarios	770.000
				I0130 - Organización Mundial de Identidad e Integración de los Pueblos	1.500.000
				- Recursos Ordinarios	1.500.000

PROGRAMA: 06 Dirección y Coordinación de Unidades Descentralizadas

UNIDAD EJECUTORA: Entidades Federales y Organismos del Sector Público

Este programa incluye todas las actividades relacionadas con la gestión institucional y operativa de las entidades de salud descentralizadas del MSDS y las direcciones regionales de salud de los estados centralizados, incluye también a aquellos organismos adscritos con prestación de servicios en el área de la salud.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinar e implantar políticas, objetivos y metas en salud y desarrollo social a nivel regional	Entidad Fortalecida	24	1.181.149.100.580
Coordinar e implantar políticas, objetivos y metas en Salud y Desarrollo Social a nivel de organismos adscritos	Organismo Fortalecido	19	140.317.672.211
TOTAL			**1.321.466.772.791**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de personal	144.269.797.052
	- Recursos Ordinarios	120.074.078.926
	- Gestión Fiscal	24.195.718.126
402	Materiales y suministros	48.160.410.201
	- Recursos Ordinarios	38.382.393.150
	- Gestión Fiscal	8.464.812.599
	- Otras Fuentes de Financiamiento	1.313.204.452
403	Servicios no personales	8.514.795.418
	- Recursos Ordinarios	8.514.795.418
404	Activos reales	2.879.916.275
	- Recursos Ordinarios	2.879.916.275
407	Transferencias	1.117.641.853.845
	- Recursos Ordinarios	782.349.297.691
	- Gestión Fiscal	290.586.881.999
	- Otras Fuentes de Financiamiento	44.705.674.155
		1.321.466.772.791

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	15.836	66.061.062.146
- Directivo	4	58.176.000
- Profesional y Técnico	3.072	17.804.933.964
- Personal Administrativo	3.079	9.212.488.048
- Personal Médico	2.029	15.953.288.220
- Obreros	7.652	23.032.175.914
Personal Fijo a Tiempo Parcial	112	477.954.258
- Profesional y Técnico	37	118.030.714
- Personal Administrativo	6	10.860.572
- Personal Médico	69	349.062.972
Personal Contratado	304	1.415.944.380
- Empleados	196	1.090.352.244
- Obreros	108	325.592.136
TOTAL	**16.252**	**67.954.960.784**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	2.689	7.952.969.576
II	247.105 - 297.105	8.201	24.709.631.548
III	297.106 - 347.106	733	2.998.836.022
IV	347.107 - 397.107	444	1.946.125.519
V	397.108 - 447.108	125	626.171.226
VI	447.109 - 497.109	83	471.301.153
VII	497.110 - 547.110	145	932.612.100
VIII	547.111 - 597.111	2.633	17.874.406.032
IX	597.112 - 647.112	151	1.113.577.244
X	647.113 - 697.113	44	360.836.256
XI	697.114 - 747.114	902	7.943.550.036
XII	747.115 - 797.115	67	619.792.512
XIII	797.116 - 847.116	25	243.151.128
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	10	162.000.432
	TOTAL	**16.252**	**67.954.960.784**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	1.117.641.853.845
407	01	00	00	Transferencias corrientes internas	1.117.641.853.845
407	01	02	00	Transferencias corrientes al sector público	1.117.641.853.845
407	01	02	02	Transferencias corrientes a los entes descentralizados	86.649.860.053
				A0025 - Instituto Autónomo Hospital Universitario de Caracas (HUC)	86.649.860.053
				- Recursos Ordinarios	60.654.902.037
				- Gestión Fiscal	22.528.963.614
				- Otras Fuentes de Financiamiento	3.465.994.402
407	01	02	04	Transferencias corrientes a las entidades federales	977.324.181.634
				E5000 - Distrito Capital	91.155.238.352
				- Recursos Ordinarios	63.808.666.847
				- Gestión Fiscal	23.700.361.972
				- Otras Fuentes de Financiamiento	3.646.209.533

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				E5200 - Estado Anzoátegui	68.441.862.307
				- Recursos Ordinarios	47.909.303.615
				- Gestión Fiscal	17.794.884.200
				- Otras Fuentes de Financiamiento	2.737.674.492
				E5300 - Estado Apure	39.784.051.682
				- Recursos Ordinarios	27.848.836.177
				- Gestión Fiscal	10.343.853.437
				- Otras Fuentes de Financiamiento	1.591.362.068
				E5400 - Estado Aragua	75.725.061.352
				- Recursos Ordinarios	53.007.542.947
				- Gestión Fiscal	19.688.515.952
				- Otras Fuentes de Financiamiento	3.029.002.453
				E5600 - Estado Bolívar	64.137.956.480
				- Recursos Ordinarios	44.896.569.536
				- Gestión Fiscal	16.675.868.685
				- Otras Fuentes de Financiamiento	2.565.518.259
				E5700 - Estado Carabobo	74.177.419.738
				- Recursos Ordinarios	51.924.193.816
				- Gestión Fiscal	19.286.129.132
				- Otras Fuentes de Financiamiento	2.967.096.790
				E6000 - Estado Falcón	34.518.482.794
				- Recursos Ordinarios	24.162.937.956
				- Gestión Fiscal	8.974.805.526
				- Otras Fuentes de Financiamiento	1.380.739.312
				E6200 - Estado Lara	71.841.206.987
				- Recursos Ordinarios	50.288.844.891
				- Gestión Fiscal	18.678.713.817
				- Otras Fuentes de Financiamiento	2.873.648.279
				E6300 - Estado Mérida	45.937.662.789
				- Recursos Ordinarios	32.156.363.952
				- Gestión Fiscal	11.943.792.325
				- Otras Fuentes de Financiamiento	1.837.506.512
				E6400 - Estado Miranda	61.751.551.498
				- Recursos Ordinarios	43.226.086.048
				- Gestión Fiscal	16.055.403.389
				- Otras Fuentes de Financiamiento	2.470.062.061

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				E6500 - Estado Monagas	37.341.607.033
				- Recursos Ordinarios	26.139.124.923
				- Gestión Fiscal	9.708.817.828
				- Otras Fuentes de Financiamiento	1.493.664.282
				E6600 - Estado Nueva Esparta	29.323.101.612
				- Recursos Ordinarios	20.526.171.128
				- Gestión Fiscal	7.624.006.419
				- Otras Fuentes de Financiamiento	1.172.924.065
				E6800 - Estado Sucre	53.450.528.500
				- Recursos Ordinarios	37.415.369.950
				- Gestión Fiscal	13.897.137.410
				- Otras Fuentes de Financiamiento	2.138.021.140
				E6900 - Estado Táchira	51.833.866.356
				- Recursos Ordinarios	36.283.706.449
				- Gestión Fiscal	13.476.805.252
				- Otras Fuentes de Financiamiento	2.073.354.655
				E7000 - Estado Trujillo	56.311.817.590
				- Recursos Ordinarios	39.418.272.313
				- Gestión Fiscal	14.641.072.573
				- Otras Fuentes de Financiamiento	2.252.472.704
				E7100 - Estado Yaracuy	30.262.413.561
				- Recursos Ordinarios	21.183.689.493
				- Gestión Fiscal	7.868.227.526
				- Otras Fuentes de Financiamiento	1.210.496.542
				E7200 - Estado Zulia	91.330.353.003
				- Recursos Ordinarios	63.931.247.102
				- Gestión Fiscal	23.745.891.781
				- Otras Fuentes de Financiamiento	3.653.214.120
407	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	53.667.812.158
				A0153 - Servicio Autónomo Hospital Universitario de Maracaibo (HUM)	51.262.175.124
				- Recursos Ordinarios	35.883.522.587
				- Gestión Fiscal	13.328.165.532
				- Otras Fuentes de Financiamiento	2.050.487.005

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0181 - Servicio Autónomo Instituto de Biomedicina	2.405.637.034
				- Recursos Ordinarios	1.683.945.924
				- Gestión Fiscal	625.465.629
				- Otras Fuentes de Financiamiento	96.225.481

PROGRAMA: 07 Promoción de la Calidad de Vida y Salud

UNIDAD EJECUTORA: Dir. Gral. de Salud Poblacional, Investigación y Docencia, Salud Ambiental y Contraloría Sanitaria, Epidemiología y Análisis Estratégico, Desarrollo Social y Organismos del Sector Público

Se define como una acción estratégica para promover la calidad de vida y salud, desde la óptica de la garantía de los derechos consagrados constitucionalmente; todo ello en el marco del Plan Estratégico Social expresado en los lineamientos de política del Ministerio de Salud y Desarrollo Social. Para el logro de los objetivos contribuyen con el Ministerio de Salud y Desarrollo Social los siguientes entes descentralizados: Instituto Nacional del Menor (INAM), Instituto Nacional de Nutrición (INN), Instituto Nacional de Geriatría y Gerontología (INAGER), Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI), Fundación José Félix Ribas, Fondo de Inversión Social de Venezuela (FONVIS), Fundación del Estado para el Sistema Nacional de la Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV), Instituto Nacional de la Mujer (INAMUJER), Sociedad Civil para el Control de Enfermedades y Asistencia al Indígena (CENASAI), Consejo Nacional de los Derechos del Niño y del Adolescente, Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR) y el Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA).

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Disminuir las tasas de mortalidad en niños(as) por causas prevenibles	Niño(a) Atendido	6.000.000	5.013.033.738
Construir espacio para fomentar la participación y organización comunitaria en defensa de la calidad de vida y salud	Red social Creada	69	9.843.594.144
Garantizar la protección y atención a niños(as) y adolescentes el los Sistemas del Estado	Niño(a) y Adoles. Atendido	755.000	204.022.311.323
Disminuir las tasas de mortalidad maternas	Embarazada Atendida	350.000	5.267.680.910
Fortalecer la capacidad de gestión en la promoción de iniciativas comunitarias	Proyecto	9	8.383.395.856
Garantizar la atención y protección a niños(as) y adolescentes con derechos vulnerados y/o en situación de riesgo socio-familiar	Niño(a) atendidos	156.000	29.204.498.279

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Garantizar la atención nutricional y protección en niños(as) y adolescentes, adultos(as) en situación de riesgo	Persona Atendida	684.500	102.922.887.174
Garantizar los derechos sociales y atención integral a la mujer	Mujer Atendida	215.000	4.570.676.969
Disminuir la tasa de mortalidad y morbilidad por enfermedades prevenibles, emergente y reemergentes	Persona Atendida	7.623.000	100.763.938.284
Garantizar la protección integral a adultos(as) mayores	Adulto (a) Atendido	350.000	113.439.043.169
Disminuir la mortalidad por enfermedades de larga duración, alto costo y riesgo	Paciente Atendido	6.900.000	142.245.381.520
Garantizar la atención integral a personas con discapacidades	Persona Atendida	100.000	1.240.724.097
Garantizar la atención y promoción contra los accidentes y hechos violentos en todas sus formas	Persona Atendida	5.000.000	3.657.200.000
Garantizar la cobertura y calidad de protección integral a los pueblos indígenas	Persona Atendida	230.000	420.405.025
TOTAL			**730.994.770.488**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de personal	17.568.543.935
	- Recursos Ordinarios	15.126.401.850
	- Gestión Fiscal	2.442.142.085
402	Materiales y suministros	188.776.605.434
	- Recursos Ordinarios	99.608.288.898
	- Gestión Fiscal	83.945.874.332
	- Otras Fuentes de Financiamiento	5.222.442.204
403	Servicios no personales	11.262.862.634
	- Recursos Ordinarios	8.527.272.761
	- Gestión Fiscal	1.718.764.557
	- Otras Fuentes de Financiamiento	1.016.825.316
404	Activos reales	8.482.259.470
	- Recursos Ordinarios	6.625.771.735
	- Gestión Fiscal	1.608.956.037
	- Otras Fuentes de Financiamiento	247.531.698
407	Transferencias	504.904.499.015
	- Recursos Ordinarios	328.221.564.311
	- Gestión Fiscal	121.849.818.741
	- Programas y Proyectos	36.086.990.000
	• Apoyo a la Infancia y Adolescencia (PAIA)	10.000.000.000
	• Programa de Inversión y Desarrollo Social (PROINDES)	9.843.594.144
	• Programa de Apoyo a la Iniciativa de Gestión Social (PAIS)	8.383.395.856
	• Apoyo al Centro de Acción Social por la Música	7.860.000.000
	- Otras Fuentes de Financiamiento	18.746.125.963
		730.994.770.488

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.862	7.507.269.925
- Directivo	30	406.054.140
- Profesional y Técnico	200	1.327.944.783
- Personal Administrativo	599	2.272.579.637
- Personal Médico	50	422.175.264
- Obreros	983	3.078.516.101
Personal Contratado	52	174.737.100
- Empleados	2	24.000.000
- Obreros	50	150.737.100
TOTAL	**1.914**	**7.682.007.025**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1	2.965.248
II	247.105 - 297.105	1.285	3.959.057.644
III	297.106 - 347.106	141	541.307.941
IV	347.107 - 397.107	194	870.554.451
V	397.108 - 447.108	39	197.500.249
VI	447.109 - 497.109	22	124.611.507
VII	497.110 - 547.110	44	277.172.217
VIII	547.111 - 597.111	40	272.673.213
IX	597.112 - 647.112	49	371.748.325
X	647.113 - 697.113	9	73.349.442
XI	697.114 - 747.114	20	171.930.651
XII	747.115 - 797.115	22	203.001.511
XIII	797.116 - 847.116	8	78.078.240
XIV	847.117 - 897.117	8	85.190.406
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	32	452.865.980
	TOTAL	1.914	7.682.007.025

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	504.740.139.015
407	01	00	00	Transferencias corrientes internas	504.740.139.015
407	01	02	00	Transferencias corrientes al sector público	504.740.139.015
407	01	02	02	Transferencias corrientes a los entes descentralizados	328.687.289.896
				A0047 - Instituto Nacional del Menor (INAM)	20.195.005.191
				- Recursos Ordinarios	14.136.503.634
				- Gestión Fiscal	5.250.701.349
				- Otras Fuentes de Financiamiento	807.800.208
				A0057 - Instituto Nacional de Nutrición (INN)	102.865.382.454
				- Recursos Ordinarios	72.005.767.718
				- Gestión Fiscal	26.744.999.438
				- Otras Fuentes de Financiamiento	4.114.615.298

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0059 - Instituto Nacional de Geriatría y Gerontología (INAGER).	113.439.043.169
				- Recursos Ordinarios	79.407.330.218
				- Gestión Fiscal	29.494.151.224
				- Otras Fuentes de Financiamiento	4.537.561.727
				A0061 - Instituto Nacional de Higiene Rafael Rangel (INHRR)	11.095.607.699
				- Recursos Ordinarios	7.766.925.390
				- Gestión Fiscal	2.884.858.001
				- Otras Fuentes de Financiamiento	443.824.308
				A0124 - Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	1.240.724.097
				- Recursos Ordinarios	868.506.868
				- Gestión Fiscal	322.588.265
				- Otras Fuentes de Financiamiento	49.628.964
				A0306 - Fundación José Félix Ribas	1.953.857.566
				- Recursos Ordinarios	1.367.700.296
				- Gestión Fiscal	508.002.967
				- Otras Fuentes de Financiamiento	78.154.303
				A0331 - Fondo de Inversión Social de Venezuela-FONVIS	28.579.043.292
				- Recursos Ordinarios	246.437.304
				- Gestión Fiscal	91.533.856
				- Otras Fuentes de Financiamiento	14.082.132
				- Programas y Proyectos	28.226.990.000
				• Apoyo a la Infancia y Adolescencia (PAIA)	10.000.000.000
				• Programa de Inversión y Desarrollo Social (PROINDES)	9.843.594.144
				• Programa de Apoyo a la Iniciativa de Gestión Social (PAIS)	8.383.395.856
				A0369 - Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	38.520.739.996
				- Recursos Ordinarios	21.462.517.997
				- Gestión Fiscal	7.971.792.399
				- Otras Fuentes de Financiamiento	1.226.429.600
				- Programas y Proyectos	
				• Apoyo al Centro de Acción Social por la Música	7.860.000.000
				A0818 - Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	420.405.025
				- Recursos Ordinarios	294.283.518
				- Gestión Fiscal	109.305.306
				- Otras Fuentes de Financiamiento	16.816.201

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0910 - Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)	5.806.804.438
				- Recursos Ordinarios	4.064.763.107
				- Gestión Fiscal	1.509.769.153
				- Otras Fuentes de Financiamiento	232.272.178
				A0936 - Instituto Nacional de la Mujer	4.570.676.969
				- Recursos Ordinarios	3.199.473.878
				- Gestión Fiscal	1.188.376.012
				- Otras Fuentes de Financiamiento	182.827.079
407	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	176.052.849.119
				A0119 - Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	19.654.500.000
				- Recursos Ordinarios	13.758.150.000
				- Gestión Fiscal	5.110.170.000
				- Otras Fuentes de Financiamiento	786.180.000
				A0129 - Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	156.398.349.119
				- Recursos Ordinarios	109.478.844.383
				- Gestión Fiscal	40.663.570.771
				- Otras Fuentes de Financiamiento	6.255.933.965

SUBPROGRAMA: 01 Promoción de la Salud

UNIDAD EJECUTORA: Dir. Gral. De Salud Poblacional, Investigación y Docencia, Salud ambiental y Contraloría Sanitaria y Organismos Adscritos

Refiere aquellas acciones dirigidas a fortalecer la estrategia de promoción de la salud como paraguas articulador de todas las acciones relacionadas con la prestación de los servicios de salud, con un marco integral y de enfoque transectorial, determinando los énfasis de la política nacional en el área de la salud, incluyendo la protección y atención a la población infantil, la protección y atención a la madre, la atención nutricional a niños, niñas y adolescentes, protección y atención por enfermedades prevenibles, emergentes y reemergentes, protección y atención por enfermedades de larga duración, alto costo y riesgo, y la promoción contra la mortalidad y morbilidad por accidentes y violencia en todas sus formas.
Para el logro de los objetivos contribuyen con el Ministerio de Salud y Desarrollo Social los siguientes entes descentralizados: Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR) y el Instituto Nacional de Higiene "Rafael Rangel" (INHRR).

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Disminuir las tasas de mortalidad en niños(as) por causas prevenibles	Niño(a) Atendido	6.000.000	5.013.033.738
Disminuir las tasas de mortalidad maternas	Embarazada Atendida	350.000	5.267.680.910
Garantizar la atención nutricional y protección en niños(as) y adolescentes, adultos(as) en situación de riesgo	Persona Atendida	684.500	102.922.887.174
Disminuir la tasa de mortalidad y morbilidad por enfermedades prevenibles, emergente y reemergentes	Persona Atendida	7.623.000	100.763.938.284
Disminuir la mortalidad por enfermedades de larga duración, alto costo y riesgo	Paciente Atendido	6.900.000	142.245.381.520
Garantizar la atención y promoción contra los accidentes y hechos violentos en todas sus formas	Persona Atendida	5.000.000	3.657.200.000
TOTAL			**359.870.121.626**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Presupuesto 2004
401	Gastos de personal	17.568.543.935
	- Recursos Ordinarios	15.126.401.850
	- Gestión Fiscal	2.442.142.085
402	Materiales y suministros	188.776.605.434
	- Recursos Ordinarios	99.608.288.898
	- Gestión Fiscal	83.945.874.332
	- Otras Fuentes de Financiamiento	5.222.442.204
403	Servicios no personales	11.262.862.634
	- Recursos Ordinarios	8.527.272.761
	- Gestión Fiscal	1.718.764.557
	- Otras Fuentes de Financiamiento	1.016.825.316
404	Activos reales	8.482.259.470
	- Recursos Ordinarios	6.625.771.735
	- Gestión Fiscal	1.608.956.037
	- Otras Fuentes de Financiamiento	247.531.698
407	Transferencias	133.779.850.153
	- Recursos Ordinarios	93.695.203.108
	- Gestión Fiscal	34.740.027.439
	- Otras Fuentes de Financiamiento	5.344.619.606
		359.870.121.626

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.862	7.507.269.925
- Directivo	30	406.054.140
- Profesional y Técnico	200	1.327.944.783
- Personal Administrativo	599	2.272.579.637
- Personal Médico	50	422.175.264
- Obreros	983	3.078.516.101
Personal Contratado	52	174.737.100
- Empleados	2	24.000.000
- Obreros	50	150.737.100
TOTAL	**1.914**	**7.682.007.025**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1	2.965.248
II	247.105 - 297.105	1.285	3.959.057.644
III	297.106 - 347.106	141	541.307.941
IV	347.107 - 397.107	194	870.554.451
V	397.108 - 447.108	39	197.500.249
VI	447.109 - 497.109	22	124.611.507
VII	497.110 - 547.110	44	277.172.217
VIII	547.111 - 597.111	40	272.673.213
IX	597.112 - 647.112	49	371.748.325
X	647.113 - 697.113	9	73.349.442
XI	697.114 - 747.114	20	171.930.651
XII	747.115 - 797.115	22	203.001.511
XIII	797.116 - 847.116	8	78.078.240
XIV	847.117 - 897.117	8	85.190.406
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	32	452.865.980
		1.914	**7.682.007.025**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	133.615.490.153
407	01	00	00	Transferencias corrientes internas	133.615.490.153
407	01	02	00	Transferencias corrientes al sector público	133.615.490.153
407	01	02	02	Transferencias corrientes a los entes descentralizados	113.960.990.153
				A0057 - Instituto Nacional de Nutrición (INN)	102.865.382.454
				- Recursos Ordinarios	72.005.767.718
				- Gestión Fiscal	26.744.999.438
				- Otras Fuentes de Financiamiento	4.114.615.298
				A0061 - Instituto Nacional de Higiene Rafael Rangel (INHRR)	11.095.607.699
				- Recursos Ordinarios	7.766.925.390
				- Gestión Fiscal	2.884.858.001
				- Otras Fuentes de Financiamiento	443.824.308

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	19.654.500.000
				A0119 - Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	19.654.500.000
				- Recursos Ordinarios	13.758.150.000
				- Gestión Fiscal	5.110.170.000
				- Otras Fuentes de Financiamiento	786.180.000

SUBPROGRAMA: 02 Promoción de los Derechos Sociales

UNIDAD EJECUTORA: Dir. Gral. de Salud Poblacional y Organismos Adscritos

Se refiere a aquellas acciones dirigidas a la atención de grupos poblacionales específicos, normalmente no visibilizados en las políticas sociales, para prestarles la atención necesaria para disminuir las brechas por inequidad que actualmente existen en nuestra nación. Incluye la protección y atención a niños, niñas y adolescentes en los sistemas del Estado, la atención y protección a niños, niñas y adolescentes con derechos violados y en situación de riesgo sociofamiliar, la promoción de los derechos y la atención integral a la mujer, la protección al adulto mayor, la protección integral a las personas con discapacidades y, la protección y atención a los pueblos indígenas.
Para el logro de los objetivos contribuyen con el Ministerio de Salud y Desarrollo Social los siguientes entes descentralizados: Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA), Fundación del Estado para el Sistema Nacional de la Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV), Instituto Nacional del Menor (INAM), Fondo de Inversión Social de Venezuela (FONVIS), Consejo Nacional de los Derechos del Niño y del Adolescente, Fundación José Félix Ribas, Instituto Nacional de la Mujer (INAMUJER), Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI) y la Sociedad Civil para el Control de Enfermedades y Asistencia al Indígena (CENASAI).

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Garantizar la protección y atención a niños(as) y adolescentes el los Sistemas del Estado	Niño(a) y Adoles. Atendido	755.000	204.022.311.323
Garantizar la atención y protección a niños(as) y adolescentes con derechos vulnerados y/o en situación de riesgo socio-familiar	Niño(a) atendidos	156.000	29.204.498.279
Garantizar los derechos sociales y atención integral a la mujer	Mujer Atendida	215.000	4.570.676.969

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Garantizar la protección integral a adultos(as) mayores	Adulto (a) Atendido	350.000	113.439.043.169
Garantizar la atención integral a personas con discapacidades	Persona Atendida	100.000	1.240.724.097
Garantizar la cobertura y calidad de protección integral a los pueblos indígenas	Persona Atendida	230.000	420.405.025
TOTAL			**352.897.658.862**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2004
407	Transferencias	352.897.658.862
	- Recursos Ordinarios	234.526.361.203
	- Gestión Fiscal	87.109.791.302
	- Programas y Proyectos	17.860.000.000
	• Apoyo a la Infancia y Adolescencia (PAIA)	10.000.000.000
	• Apoyo al Centro de Acción Social por la Música	7.860.000.000
	- Otras Fuentes de Financiamiento	13.401.506.357
		352.897.658.862

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	352.897.658.862
407	01	00	00	Transferencias corrientes internas	352.897.658.862
407	01	02	00	Transferencias corrientes al sector público	352.897.658.862
407	01	02	02	Transferencias corrientes a los entes descentralizados	196.499.309.743
				A0047 - Instituto Nacional del Menor (INAM)	20.195.005.191
				- Recursos Ordinarios	14.136.503.634
				- Gestión Fiscal	5.250.701.349
				- Otras Fuentes de Financiamiento	807.800.208

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0059 - Instituto Nacional de Geriatría y Gerontología (INAGER).	113.439.043.169
				- Recursos Ordinarios	79.407.330.218
				- Gestión Fiscal	29.494.151.224
				- Otras Fuentes de Financiamiento	4.537.561.727
				A0124 - Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	1.240.724.097
				- Recursos Ordinarios	868.506.868
				- Gestión Fiscal	322.588.265
				- Otras Fuentes de Financiamiento	49.628.964
				A0306 - Fundación José Félix Ribas	1.953.857.566
				- Recursos Ordinarios	1.367.700.296
				- Gestión Fiscal	508.002.967
				- Otras Fuentes de Financiamiento	78.154.303
				A0331 - Fondo de Inversión Social de Venezuela-FONVIS	10.352.053.292
				- Recursos Ordinarios	246.437.304
				- Gestión Fiscal	91.533.856
				- Otras Fuentes de Financiamiento	14.082.132
				- Programas y Proyectos	10.000.000.000
				• Apoyo a la Infancia y Adolescencia (PAIA)	10.000.000.000
				A0369 - Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	38.520.739.996
				- Recursos Ordinarios	21.462.517.997
				- Gestión Fiscal	7.971.792.399
				- Otras Fuentes de Financiamiento	1.226.429.600
				- Programas y Proyectos	
				• Apoyo al Centro de Acción Social por la Música	7.860.000.000
				A0818 - Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	420.405.025
				- Recursos Ordinarios	294.283.518
				- Gestión Fiscal	109.305.306
				- Otras Fuentes de Financiamiento	16.816.201
				A0910 - Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)	5.806.804.438
				- Recursos Ordinarios	4.064.763.107
				- Gestión Fiscal	1.509.769.153
				- Otras Fuentes de Financiamiento	232.272.178

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0936 - Instituto Nacional de la Mujer	4.570.676.969
				- Recursos Ordinarios	3.199.473.878
				- Gestión Fiscal	1.188.376.012
				- Otras Fuentes de Financiamiento	182.827.079
407	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	156.398.349.119
				A0129 - Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	156.398.349.119
				- Recursos Ordinarios	109.478.844.383
				- Gestión Fiscal	40.663.570.771
				- Otras Fuentes de Financiamiento	6.255.933.965

SUBPROGRAMA: 03 Fortalecimiento de la Participación en Salud

UNIDAD EJECUTORA: Dir. Gral. de Desarrollo Social y Organismos Adscritos

Se refiere a aquellas acciones dirigidas a fortalecer la participación protagónica de la sociedad en todos los espacios de planificación y decisión del sistema de salud y desarrollo social de la nación, generando las capacidades necesarias en la población para que este derecho se cumpla. Incluye el fomento de espacios para la participación comunitaria y la promoción y desarrollo de iniciativas comunitarias
Para el logro de los objetivos el Fondo de Inversión Social de Venezuela (FONVIS), contribuye con el Ministerio de Salud y Desarrollo Social.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Construir espacio para fomentar la participación y organización comunitaria en defensa de la calidad de vida y salud	Red social Creada	69	9.843.594.144
Fortalecer la capacidad de gestión en la promoción de iniciativas comunitarias	Proyecto	9	8.383.395.856
TOTAL			**18.226.990.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

Código	Denominación	Presupuesto 2004
407	Transferencias	18.226.990.000
	- Programas y Proyectos	18.226.990.000
	• Programa de Inversión y Desarrollo Social (PROINDES)	9.843.594.144
	• Programa de Apoyo a la Iniciativa de Gestión Social (PAIS)	8.383.395.856
		18.226.990.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	18.226.990.000
407	01	00	00	Transferencias corrientes internas	18.226.990.000
407	01	02	00	Transferencias corrientes al sector público	18.226.990.000
407	01	02	02	Transferencias corrientes a los entes descentralizados	18.226.990.000
				A0331 - Fondo de Inversión Social de Venezuela-FONVIS	18.226.990.000
				- Programas y Proyectos:	18.226.990.000
				• Programa de Inversión y Desarrollo Social (PROINDES)	9.843.594.144
				• Programa de Apoyo a la Iniciativa de Gestión Social (PAIS)	8.383.395.856

Defensoría del Pueblo

DEFENSORIA DEL PUEBLO

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La Defensoría del Pueblo, para cumplir con la misión establecida en la Constitución Bolivariana de Venezuela, continuará desarrollando para el Ejercicio Fiscal 2004, la promoción y divulgación de los Derechos Humanos, igualmente la Institución , atenderá y orientará a los ciudadanos y ciudadanas a velar por el correcto funcionamiento de los servicios públicos, proteger los derechos e intereses legítimos, colectivos y difusos de las personas, con el fin de contribuir a mantener el equilibrio social y la defensa de sus derechos.

En cumplimiento de las atribuciones encomendadas y demás leyes, este órgano del Poder Ciudadano se propone cumplir con los siguientes objetivos:

- Garantizar a los ciudadanos la restitución de los derechos infringidos.
- Educar a la ciudadanía para el conocimiento de sus derechos y garantías institucionales y la forma de exigirlos.
- Promover la Institución como órgano del Poder Ciudadano, que tiene a su cargo la promoción, defensa y vigilancia del goce y ejercicio de los derechos y garantías establecidas en la Constitución.
- Velar por el correcto funcionamiento de los Organismos del Estado e Instituciones prestadoras de servicios públicos.
- Dar continuidad al proceso de modernización de la Institución con la automatización y actualización de la información a fin de facilitar la comunicación interna y externa y brindar información más confiable y exacta.
- Fortalecer la presencia de la institución a nivel nacional con la creación de Defensoría Municipales, desconcentración de atención al ciudadano a través de 5 unidades estratégicamente situadas en el Area Metropolitana de Caracas y la adquisición de sedes propias para las defensorías delegadas.
- Fortalecer las relaciones con organismos internacionales vinculados en materia de Derechos Humanos

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Promover, defender y vigilar los derechos y garantías constitucionales y los tratados internacionales de los ciudadanos en materia de Derechos Humano.	Población atendida	112.171	31.333.700.000
TOTAL			**31.333.700.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Defensoría del Pueblo	31.333.700.000
	TOTAL	**31.333.700.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	21.848.200.000
	- Recursos Ordinarios	19.208.100.000
	- Gestión Fiscal	1.905.600.000
	- Otras Fuentes de Financiamiento	734.500.000
4.02	Materiales y Suministros	560.750.000
	- Recursos Ordinarios	400.750.000
	- Gestión Fiscal	160.000.000
4.03	Servicios no Personales	3.827.750.000
	- Recursos Ordinarios	1.400.650.000
	- Gestión Fiscal	2.427.100.000
4.04	Activos Reales	4.000.000.000
	- Recursos Ordinarios	576.560.000
	- Gestión Fiscal	2.872.540.000
	- Otras Fuentes de Financiamiento	550.900.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
	- Recursos Ordinarios	20.000.000
	- Gestión Fiscal	30.000.000
4.07	Transferencias	1.047.000.000
	- Recursos Ordinarios	643.740.000
	- Gestión Fiscal	403.260.000
	TOTAL	**31.333.700.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	718	6.198.012.480
- Directivo	51	920.533.920
- Profesional y Técnico	399	4.181.045.760
- Personal Administrativo	219	943.972.800
- Obrero	49	152.460.000
Personal Contratado	20	186.000.000
- Empleado	10	150.000.000
- Obrero	10	36.000.000
TOTAL	**738**	**6.384.012.480**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	115	384.420.000
III	297.106 - 347.106	87	349.114.560
IV	347.107 - 397.107	37	170.160.000
V	397.108 - 447.108	22	109.560.000
VI	447.109 - 497.109	1	5.460.000
VII	497.110 - 547.110	14	87.326.400
VIII	547.111 - 597.111	8	53.955.840
IX	597.112 - 647.112	58	424.253.760
X	647.113 - 697.113	13	102.799.680
XI	697.114 - 747.114	60	514.915.200
XII	747.115 - 797.115	4	37.495.680
XIII	797.116 - 847.116	28	282.428.160
XIV	847.117 - 897.117		
XV	897.118 - 947.118	110	1.201.886.400
XVI	947.119 - 997.119	79	935.751.840
XVII	997.120 Y MÁS	102	1.724.484.960
	TOTAL	**738**	**6.384.012.480**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0408	Fundación Centro Luis María Olaso	200.000.000
A0412	Fundación Defensoría del Pueblo	600.000.000
	TOTAL	**800.000.000**

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	15.000.000
4.07	03	00	00	Transferencias al Exterior	15.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	15.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	15.000.000
				I0164 - Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	15.000.000
				TOTAL	**15.000.000**

PROGRAMA: 01 DEFENSORÍA DEL PUEBLO

UNIDAD EJECUTORA: Defensoría del Pueblo

Promover, defender y vigilar los derechos humanos y garantías establecidas en la Constitución de la República Bolivariana de Venezuela y en los tratados internacionales sobre Derechos Humanos además de los intereses colectivos o difusos de los ciudadanos y ciudadanas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Promover, defender y vigilar los derechos y garantías constitucionales y los tratados internacionales de los ciudadanos en materia de Derechos Humanos	Población atendida	112.171	31.333.700.000
TOTAL			**31.333.700.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	21.848.200.000
	- Recursos Ordinarios	19.208.100.000
	- Gestión Fiscal	1.905.600.000
	- Otras Fuentes de Financiamiento	734.500.000
4.02	Materiales y Suministros	560.750.000
	- Recursos Ordinarios	400.750.000
	- Gestión Fiscal	160.000.000
4.03	Servicios no Personales	3.827.750.000
	- Recursos Ordinarios	1.400.650.000
	- Gestión Fiscal	2.427.100.000
4.04	Activos Reales	4.000.000.000
	- Recursos Ordinarios	576.560.000
	- Gestión Fiscal	2.872.540.000
	- Otras Fuentes de Financiamiento	550.900.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
	- Recursos Ordinarios	20.000.000
	- Gestión Fiscal	30.000.000
4.07	Transferencias	1.047.000.000
	- Recursos Ordinarios	643.740.000
	- Gestión Fiscal	403.260.000
	TOTAL	**31.333.700.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	718	6.198.012.480
- Directivo	51	920.533.920
- Profesional y Técnico	399	4.181.045.760
- Personal Administrativo	219	943.972.800
- Obrero	49	152.460.000
Personal Contratado	20	186.000.000
- Empleado	10	150.000.000
- Obrero	10	36.000.000
TOTAL	**738**	**6.384.012.480**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	800.000.000
4.07	01	00	00	Transferencias Corrientes Internas	800.000.000
4.07	01	02	00	Transferencias Corrientes al Sector Público	800.000.000
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	800.000.000
				A0408 - Fundación Centro Luis María Olaso	200.000.000
				- Recursos Ordinarios	150.000.000
				- Gestión Fiscal	50.000.000
				A0412 - Fundación Defensoría del Pueblo	600.000.000
				- Recursos Ordinarios	600.000.000
				TOTAL	**800.000.000**

RELACIÓN DE TRANSFERENCIAS INTERNACIONALES
(En Bolívares)

Pa	Ge	Es	Se	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	15.000.000
4.07	03	00	00	Transferencias al Exterior	15.000.000
4.07	03	01	00	Transferencias al Exterior para Financiar Gastos Corrientes	15.000.000
4.07	03	01	03	Transferencias a Organismos Internacionales o Instituciones en el Exterior	15.000.000
				I0164 - Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral (FEMCIDI)	15.000.000
				- Gestión Fiscal	15.000.000
				TOTAL	**15.000.000**

Vicepresidencia de la República

VICEPRESIDENCIA DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La Vicepresidencia de la República, es un organismo cuya misión se concreta a partir de las atribuciones del Vicepresidente Ejecutivo, contenidas en los Artículos 238 y 239, numeral 1 de la Constitución de la República Bolivariana de Venezuela, de colaborar con el Presidente de la República en la dirección de la acción de gobierno, y en los Artículos 185, 251 y 252, que otorgan al Vicepresidente Ejecutivo, el carácter de Presidente del Consejo Federal de Gobierno y del Consejo de Estado.

En tal sentido, la Vicepresidencia de la República orientará su presupuesto de gastos, en función de los principios constitucionales, promoviendo una administración honesta, eficaz, eficiente y transparente, sujeta a la rendición de cuentas y a la responsabilidad en el ejercicio de la función pública, con sometimiento pleno a la ley y al derecho.

Las atribuciones que le han sido conferidas por la Constitución y las que le sean conferidas por la Ley, a la Vicepresidencia, en su carácter tanto de colaboradora inmediata del Presidente de la República, como en la presidencia de los Consejos Federales de Gobierno y de Estado, tal como se desprende de los Articulos 185, 238, 239 y 251 de la Constitución de la República Bolivariana de Venezuela, son los siguientes:

- Coordinar la Administración Pública Nacional, de conformidad con las instrucciones del Presidente de la República (Art. 239,2).

- Coordinar las relaciones del Ejecutivo Nacional con la Asamblea Nacional (Art. 239,5).

- Presidir el Consejo Federal de Gobierno (Arts. 185 y 239,6).

- Presidir el Consejo de Estado (Arts. 251 y 252).

- Ejercer las atribuciones que le delegue el Presidente de la República (Art. 239,9).

Los objetivos fundamentales de esta Institución, a propósito de construir la Democracia Bolivariana, se orientan a consolidar la estabilidad social, desarrollar el nuevo marco jurídico institucional y contribuir al establecimiento de la democracia participativa y protagónica, para lo cual es necesario desarrollar la capacidad estratégica de regulación y control del Estado, con miras a lograr una gestión pública, que actúe en base a resultados y no a procedimientos, con alta capacidad de negociación y concertación, fortaleciendo el estado de Derecho, una organización administrativa ágil y transparente, la participación ciudadana, la construcción y consolidación de un Estado Federal descentralizado y el establecimiento de un Sistema de Cuentas.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinación General de Políticas	Política	47	2.729.652.736
Coordinación de Análisis Estratégico	Reporte	52	696.677.784
Consultoría Jurídica	Reporte	52	648.188.838
Coordinación de Relaciones Institucionales	Reporte	52	671.176.345
Gestión Administrativa de Recursos	Reporte	51	13.727.395.262
Auditoria Interna	Reporte	52	761.600.043
Secretaría del Consejo de Ministro	Reporte	52	630.603.401
Coordinación de Relaciones con la Asamblea	Reporte	52	748.387.037
Coordinación de Políticas Sectoriales	Reporte	52	976.108.118
Coordinación de Políticas Territoriales	Reporte	52	936.485.348
Coordinación y Seguimiento de Delegaciones Presidenciales	Reporte	52	658.513.261
Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana	Reporte	52	2.736.011.827
TOTAL			**25.920.800.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Vicepresidencia de la República	19.865.294.409
02	Coordinación, Evaluación, Seguimiento y Relaciones con Organismos del Poder Público	3.319.493.764
03	Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana	2.736.011.827
		25.920.800.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	18.651.604.237
	- Recursos Ordinarios	10.068.147.035
	- Gestión Fiscal	8.003.357.202
	- Otras Fuentes de Financiamiento	580.100.000
4.02	Materiales y Suministros	1.462.317.296
	- Recursos Ordinarios	892.162.249
	- Gestión Fiscal	570.155.047
4.03	Servicios no Personales	3.990.135.647
	- Recursos Ordinarios	1.574.989.662
	- Gestión Fiscal	2.028.145.985
	- Otras Fuentes de Financiamiento	387.000.000
4.04	Activos Reales	1.366.742.820
	- Recursos Ordinarios	389.601.054
	- Gestión Fiscal	814.141.766
	- Otras Fuentes de Financiamiento	163.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	250.000.000
	- Recursos Ordinarios	250.000.000
4.07	Transferencias	200.000.000
	- Gestión Fiscal	200.000.000
		25.920.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	317	4.632.216.000
- Directivo	30	757.440.000
- Profesional y Técnico	117	2.497.200.000
- Administrativo	88	894.720.000
- Obrero	82	482.856.000
Personal Contratado	153	1.733.614.896
- Empleados	101	1.575.600.000
- Obrero	52	158.014.896
TOTAL	**470**	**6.365.830.896**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	52	158.014.896
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108	19	94.536.000
VI	447.109 - 497.109	32	179.460.000
VII	497.110 - 547.110	36	230.280.000
VIII	547.111 - 597.111	6	41.040.000
IX	597.112 - 647.112	5	38.160.000
X	647.113 - 697.113	19	150.540.000
XI	697.114 - 747.114	4	35.520.000
XII	747.115 - 797.115		
XIII	797.116 - 847.116	13	130.080.000
XIV	847.117 - 897.117		
XV	897.118 - 947.118	13	146.160.000
XVI	947.119 - 997.119	1	11.760.000
XVII	997.120 Y MÁS	270	5.150.280.000
	TOTAL	**470**	**6.365.830.896**

PROGRAMA: 01 Vicepresidencia de la República

UNIDAD EJECUTORA: Oficina de Gestión Administrativa

Esta dependencia es el apoyo inmediato y directo del Vicepresidente Ejecutivo, para garantizar, tanto el cumplimiento efectivo de sus instrucciones, como el trabajo armónico y eficiente de las distintas Coordinaciones de la Vicepresidencia de la República. Debe, en consecuencia, promover las funciones de la Vicepresidencia como órgano directo y colaborador inmediato del Presidente de la República y como responsable de la Coordinación de la Administración Pública Nacional, las relaciones con la Asamblea Nacional y la presidencia de los Consejos Federal de Gobiemo y de Estado, así como el seguimiento de las Delegaciones Presidenciales.

Entre otras funciones, deberá cumplir las siguientes:

- Supervisión y control en el cumplimiento de las instrucciones dadas por el Vicepresidente Ejecutivo.
- Preparar y dar cuentas al Vicepresidente Ejecutivo, tanto sobre las actividades de la Vicepresidencia, como las relativas al Consejo de Ministros y al Presidente de la República.
- Agrupar armónicamente las diferentes Coordinaciones de la Vicepresidencia y recibir cuentas de los responsables.
- Preparar y discutir los planes operativos de las Coordinaciones y de la Vicepresidencia, en general.
- Coordinar el apoyo logístico y de seguridad que requiera el Vicepresidente Ejecutivo, para el mejor cumplimiento de sus funciones y de su agenda.
- Llevar el control sobre el cumplimiento de la agenda del Vicepresidente Ejecutivo.
- Las demás que le asigne el Vicepresidente Ejecutivo o el Estatuto Orgánico de la Vicepresidencia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinación General de Políticas	Política	47	2.729.652.736
Coordinación de Análisis Estratégico	Reporte	52	696.677.784
Consultoría Jurídica	Reporte	52	648.188.838
Coordinación de Relaciones Institucionales	Reporte	52	671.176.345
Gestión Administrativa de Recursos	Reporte	51	13.727.395.262
Auditoria Interna	Reporte	52	761.600.043
Secretaria del Consejo de Ministros	Reporte	52	630.603.401
TOTAL			**19.865.294.409**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	13.538.833.913
	- Recursos Ordinarios	7.585.520.368
	- Gestión Fiscal	5.953.313.545
4.02	Materiales y Suministros	1.170.932.029
	- Recursos Ordinarios	760.776.982
	- Gestión Fiscal	410.155.047
4.03	Servicios no Personales	3.546.785.647
	- Recursos Ordinarios	1.530.639.662
	- Gestión Fiscal	2.016.145.985
4.04	Activos Reales	1.158.742.820
	- Recursos Ordinarios	344.601.054
	- Gestión Fiscal	814.141.766
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	250.000.000
	- Recursos Ordinarios	250.000.000
4.07	Transferencias	200.000.000
	- Gestión Fiscal	200.000.000
		19.865.294.409

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	255	3.343.296.000
- Directivo	22	560.160.000
- Profesional y Técnico	70	1.480.560.000
- Administrativo	81	819.720.000
- Obrero	82	482.856.000
- Empleado	18	280.800.000
- Obrero	52	158.014.896
TOTAL	**325**	**3.782.110.896**

PROGRAMA: 02 Coordinación, Evaluación, Seguimiento y Relaciones con Organismo del Poder Público

UNIDAD EJECUTORA: *Oficina de Gestión Administrativa*

A través de esta coordinación, se concreta todo el procedimiento que implica la iniciativa legislativa del Ejecutivo Nacional, así como todas aquellas actividades que requieran de la intervención de la Asamblea Nacional, tales como interpelaciones, mensajes presidenciales, autorizaciones, aprobaciones de créditos adicionales, entre otras.

Entre sus funciones están:

- Hacer seguimiento de las decisiones del Consejo de Ministros, relacionadas con la aprobación de proyectos de leyes, solicitudes de créditos adicionales y demás actos del Ejecutivo Nacional, que requieren de la autorización o aprobación de la Asamblea Nacional.
- Diseñar y desarrollar el "Lobby" indispensable, para garantizar la celeridad y eliminar el mayor número de inconvenientes, sobre las solicitudes del Ejecutivo Nacional o respecto de las leyes que requieren aprobación perentoria.
- Preparar y diseñar lineamientos para estrategias legislativas, en procura de mayor eficiencia tanto en la elaboración de leyes en el Ejecutivo Nacional, como para la aprobación de las leyes por parte de la Asamblea Nacional.
- Coordinar todo lo concerniente a la presentación de mensajes presidenciales, celebración de fechas patrias que requieren la presencia del Alto Gobierno, interpelaciones e investigaciones parlamentarias, prestando apoyo a los funcionarios del Ejecutivo Nacional.
- Las demás que le asignen a la Vicepresidencia Ejecutiva o al Estatuto Orgánico de la Vicepresidencia.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Coordinación de Relaciones con la Asamblea	Reporte	52	748.387.037
Coordinación de Políticas Sectoriales	Reporte	52	976.108.118
Coordinación de Políticas Territoriales	Reporte	52	936.485.348
Coordinación y Seguimiento de Delegaciones Presidenciales	Reporte	52	658.513.261
TOTAL			**3.319.493.764**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.209.570.324
	- Recursos Ordinarios	1.987.826.667
	- Gestión Fiscal	1.221.743.657
4.02	Materiales y Suministros	53.573.440
	- Recursos Ordinarios	47.573.440
	- Gestión Fiscal	6.000.000
4.03	Servicios no Personales	56.350.000
	- Recursos Ordinarios	44.350.000
	- Gestión Fiscal	12.000.000
		3.319.493.764

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	62	1.288.920.000
- Directivo	8	197.280.000
- Profesional y Técnico	47	1.016.640.000
- Administrativo	7	75.000.000
TOTAL	**62**	**1.288.920.000**

PROGRAMA: 03 Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana

UNIDAD EJECUTORA: Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana

A través de la Oficina Técnica Nacional para la Regularización de la Tenencia de Tierra Urbana, se procurará continuar el proceso de regularización de la tenencia de la tierra en los asentamientos urbanos populares, con la participación de las comunidades organizadas, a través de la coordinación interinstitucional. Con dicho proceso, se establecerán las bases, regímenes, procedimientos y modalidades de reconocimientos de derechos de adquisición de la propiedad y uso de las tierras públicas y privadas, ocupadas por barrios y urbanizaciones populares.

Con la finalidad de cumplir con lo anteriormente expuesto, se creó la Oficina Técnica Nacional para la Regularización de la Tenencia de Tierra Urbana, según Decreto número 1.666, publicado en Gaceta Oficial N° 37.378 del 04 de febrero del 2002, adscrita a la Vicepresidencia de la República y dirigida por un Jefe de Oficina designado por el Presidente de la República.

La Oficina Técnica Nacional, tendrá la organización que determine su Reglamento Orgánico, la cual le permitirá cumplir las siguientes atribuciones:

- Estimular la participación ciudadana, mediante la conformación de los Comités de Tierra Urbana, para iniciar el proceso de regularización de tenencia de la tierra.

- Realizar la inscripción y registros de información que fueren necesarios sobre los Comités de Tierra Urbana.

- Adelantar los procedimientos y mecanismos de organización y coordinación interinstitucional y social, necesarios para la regularización de la tenencia de la tierra en barrios y urbanizaciones populares, sin menoscabo de lo previsto en el ordenamiento legal vigente.

- Brindar asesoría y asistencia técnica a los gobiernos estadales y municipales en las materias de su competencia.

- Prestar asesoría técnica y jurídica a las comunidades organizadas, en la materia objeto del presente decreto.
- Presentar informes periódicos de la gestión realizada al Vicepresidente Ejecutivo de la República.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Oficina Técnica Nacional para la Regularización de la Tenencia de la Tierra Urbana	Reporte	52	2.736.011.827
TOTAL			**2.736.011.827**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.903.200.000
	- Recursos Ordinarios	494.800.000
	- Gestión Fiscal	828.300.000
	- Otras Fuentes de Financiamiento	580.100.000
4.02	Materiales y Suministros	237.811.827
	- Recursos Ordinarios	83.811.827
	- Gestión Fiscal	154.000.000
4.03	Servicios no Personales	387.000.000
	- Otras Fuentes de Financiamiento	387.000.000
4.04	Activos Reales	208.000.000
	- Recursos Ordinarios	45.000.000
	- Otras Fuentes de Financiamiento	163.000.000
		2.736.011.827

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Contratado	83	1.294.800.000
- Empleado	83	1.294.800.000
TOTAL	**83**	**1.294.800.000**

Ministerio de Agricultura y Tierras

MINISTERIO DE AGRICULTURA Y TIERRAS

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La política presupuestaria del Ministerio de Agricultura y Tierras, se orienta hacia la reactivación de la base productiva del país, mediante la coordinación, ejecución, seguimiento y evaluación de las políticas dirigidas a promover la seguridad alimentaria, impulsar el desarrollo de los circuitos agroproductivos y sistemas agroalimentarios, el desarrollo de las zonas rurales del país, así como procurar la distribución justa de la tierra y su uso adecuado, mediante la instrumentación de un marco institucional actualizado y coherente con las prioridades del Ejecutivo Nacional para el desarrollo del aparato productivo nacional, en el marco de un proceso participativo entre los diferentes actores públicos y privados, que permitan generar mayores y mejores oportunidades de desarrollo humano, socioeconómico y de utilización de los recursos existentes.

Dentro de sus objetivos más destacados se mencionan:

- Formular y coordinar la política agrícola, alimentaria y de desarrollo rural a objeto de contribuir a incrementar la productividad y la competitividad en el sector agropecuario, mediante la dinamización y fortalecimiento de los circuitos agroproductivos y sus componentes en los espacios rurales.

- Adecuación del sistema agroalimentario nacional, propiciando el desarrollo de capacidades de autogestión, principalmente de los pequeños y medianos productores agrícolas.

- Propiciar el desarrollo rural integral del país, mediante la organización, investigación, capacitación, asistencia técnica y el desarrollo del programa de extensión agrícola.

- Coordinar conjuntamente con los Entes Adscritos al sector, la direccionalidad del desarrollo de Infraestructura para el mejoramiento de la calidad de vida en las comunidades rurales.

Las principales competencias que llevará a cabo el Ministerio de Agricultura y Tierras, son las siguientes:

- La formulación, regularización y seguimiento de las políticas, planificación y realización de las actividades en materia de fomento, desarrollo y protección de la producción y comercio agrícola, vegetal, pecuario, acuícola, pesquero y forestal.

- Contribuir al desarrollo integral del país tomando en consideración los planes de inversión previstas por el Ejecutivo Nacional.

- Establecer políticas de administración y distribución de tierras, de acuerdo con la normativa legal establecida en la Ley de Tierras y Desarrollo Agrario.

- Garantizar la calidad de los productos agropecuarios, mediante el desarrollo integral del programas sanitarios para el control y erradicación de enfermedades.

- Contribuir al desarrollo agropecuario mediante el financiamiento crediticio en las áreas agrícola, pecuaria, forestal y pesquera del país.

- Estimular y apoyar el desarrollo sustentable de la pesca y la acuicultura nacional, que contribuirá a la seguridad alimentaria del país.

- Coordinar con el proceso de concertación referido a la comercialización y mercadeo de productos agrícolas frescos y procesados, así como de insumos agrícolas, con los organismos competentes.

- Propiciar las inversiones en el sector a través de los recursos provenientes de la Ley de Endeudamiento.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Definición de Políticas, Control, Fiscalización Y Ejecución de los Programas y Metas Planteados por la Institución	Hora/Hombre	3.132	149.402.226.035
Diseñar, Dirigir, Coordinar y Supervisar la Formulación y Evaluación de las Políticas Públicas en Materia de Desarrollo Rural Integral	Política	1	257.419.150.158
Diseñar, Dirigir, Coordinar y Supervisar la Formulación y Evaluación de las Políticas Públicas Definidas, Dinamizar y Transformar el Circuito Agroproductivo	Política	1	286.054.940.757
TOTAL			**692.876.316.950**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	149.402.226.035
02	Desarrollo Rural Integral	257.419.150.158
03	Desarrollo de Circuitos Agroproductivos y Agroalimentarios	286.054.940.757
	TOTAL	**692.876.316.950**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de Personal	79.400.756.772
	- Recursos Ordinarios	79.400.756.772
402	Materiales y Suministros	3.485.688.906
	- Recursos Ordinarios	3.485.688.906
403	Servicios No Personales	16.455.753.574
	- Recursos Ordinarios	16.455.753.574
404	Activos Reales	5.458.061.720
	- Recursos Ordinarios	5.458.061.720
405	Activos Financieros	40.000.000.000
	- Gestión Fiscal	40.000.000.000
407	Transferencias	548.076.055.978
	- Recursos Ordinarios	118.650.539.028
	- Gestión Fiscal	261.321.346.950
	- Programas y Proyectos	155.195.070.000
	- Otras Fuentes de Financiamiento	12.909.100.000
	TOTAL	**692.876.316.950**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	4.158	19.559.261.951
- Directivo	146	1.219.758.432
- Profesional y Técnico	742	5.654.609.760
- Personal Administrativo	1.263	5.045.754.432
- Obreros	2.007	7.639.139.327
Personal Contratado	294	2.688.201.600
- Empleados	294	2.688.201.600
TOTAL	**4.452**	**22.247.463.551**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	133	392.447.536
II	247.105 - 297.105	882	3.035.553.256
III	297.106 - 347.106	1.670	6.370.941.151
IV	347.107 - 397.107	346	1.488.992.462
V	397.108 - 447.108	90	451.089.508
VI	447.109 - 497.109	115	657.232.881
VII	497.110 - 547.110	184	1.141.000.392
VIII	547.111 - 597.111	306	2.161.170.012
IX	597.112 - 647.112	270	2.028.443.609
X	647.113 - 697.113	71	588.201.876
XI	697.114 - 747.114	7	60.581.268
XII	747.115 - 797.115	231	2.128.950.876
XIII	797.116 - 847.116	41	401.276.508
XIV	847.117 - 897.117	27	279.459.780
XV	897.118 - 947.118	23	254.638.992
XVI	947.119 - 997.119	2	23.622.540
XVII	997.120 Y MÁS	54	783.860.904
	TOTAL	**4.452**	**22.247.463.551**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
A0070	Procuraduría Agraria Nacional (PAN)	3.500.000.000
A0078	Servicio Autónomo de Sanidad Agropecuaria (SASA)	14.600.000.000
A0302	Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	46.292.725.654
A0641	Corporación de Abastecimiento y Servicios Agrícolas, S.A. (C.A.S.A.)	203.000.000.000
A0820	Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	2.802.557.000
A0840	Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	110.761.658.601
A0844	Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	11.676.646.642
A0845	Complejo Agroindustrial Azucarero Ezequiel Zamora (CAAEZ)	23.188.805.254
A0933	Instituto Nacional de Desarrollo Rural (INDER)	25.249.200.000
A0934	Corporación Venezolana Agraria (CVA)	15.950.000.000
A0935	Instituto Nacional de Tierras (INTI)	53.367.357.775
A1206	Mercados de Alimentos, S.A. (MERCAL, S.A.)	3.900.000.000
E1000	Gobernaciones	24.400.000.000
	TOTAL	**538.688.950.926**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	330.000.000
407	01	00	00	Transferencias Corrientes Internas	330.000.000
407	01	01	00	Transferencias Corrientes al Sector Privado	330.000.000
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	330.000.000
				S1542 - Comité de Damas del Ministerio de Agricultura y Tierras	330.000.000
				TOTAL	**330.000.000**

PROGRAMA: 01 Actividades Centrales

UNIDAD EJECUTORA: Despacho del Ministro

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Definición de Políticas, Control, Fiscalización y Ejecución de los Programas y Metas Planteados por la Institución	Hora/Hombre	3.132	149.402.226.035
TOTAL			**149.402.226.035**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de Personal	76.104.627.896
	- Recursos Ordinarios	76.104.627.896
402	Materiales y Suministros	3.086.407.262
	- Recursos Ordinarios	3.086.407.262
403	Servicios No Personales	15.366.024.105
	- Recursos Ordinarios	15.366.024.105
404	Activos Reales	5.458.061.720
	- Recursos Ordinarios	5.458.061.720
407	Transferencias	49.387.105.052
	- Recursos Ordinarios	49.387.105.052
	TOTAL	**149.402.226.035**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	4.028	18.696.901.043
- Directivo	113	938.936.124
- Profesional y Técnico	693	5.265.500.628
- Personal Administrativo	1.215	4.853.324.964
- Obreros	2.007	7.639.139.327
Personal Contratado	122	1.090.881.600
- Empleados	122	1.090.881.600
TOTAL	**4.150**	**19.787.782.643**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	330.000.000
407	01	00	00	Transferencias Corrientes Internas	330.000.000
407	01	01	00	Transferencias Corrientes al Sector Privado	330.000.000
407	01	01	13	Subsidios a Instituciones Benéficas Privadas	330.000.000
				S1542 - Comité de Damas del Ministerio de Agricultura y Tierras	330.000.000
				- Recursos Ordinarios	330.000.000
				TOTAL	**330.000.000**

PROGRAMA: 02 Desarrollo Rural Integral

UNIDAD EJECUTORA: Despacho del Viceministro de Desarrollo Rural

Tiene como objetivo formular y coordinar las políticas, planes, programas y proyectos orientados al desarrollo integral rural vinculado al Sector Agrícola.

Entre las acciones más relevantes destacan las siguientes:

- Diseñar, dirigir, coordinar y supervisar la formulación y ejecución de las políticas públicas en materia de desarrollo rural integral vinculado al sector agrícola, a los fines de propiciar el crecimiento socio económico sostenido del medio rural.
- Articular el proceso de planificación, seguimiento, evaluación y control de la ejecución de la política de desarrollo rural integral vinculado al sector agrícola, a los fines de lograr la dinamización del medio rural.
- Formular las políticas y estrategias de desarrollo rural integral en materia de capacitación, extensión e innovación, a objeto de promover el desarrollo tecnológico en el sector.
- Formular las políticas y estrategias de desarrollo rural integral en materia de infraestructura física y servicios de apoyo a la producción.
- Garantizar el cumplimiento de los programas de rehabilitación, mantenimiento y consolidación de la infraestructura y servicios agrícolas.

En este sentido, se han asignado recursos a los siguientes organismos descentralizados:

FONDO DEL DESARROLLO AGROPECUARIO, PESQUERO, FORESTAL Y AFINES (FONDAFA)

El Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA), es un instituto autónomo orientado a contribuir con el desarrollo agropecuario del país mediante el financiamiento de la actividad productiva, en el área agrícola, pecuaria, forestal y pesquera; así como el transporte, almacenamiento, comercialización y cualquier otro servicio conexo con dicha actividad.

Entre las actividades que tiene FONDAFA a cumplir durante el año 2004 son las siguientes:

- Ejecución de los programas de financiamiento de acuerdo con los ciclos productivos en los diferentes rubros y en cada una de las Entidades Federales.
- Modernización y adecuación de la Plataforma Tecnológica.

Para tal fin, se estiman recursos de capital por la cantidad de Bs. 110.761,6 millones, de los cuales Bs. 70.761,6 millones corresponden a la Ley de Endeudamiento 2004 y Bs. 40.000, 0 millones para otorgar créditos a los pequeños y medianos productores.

PROCURADURIA AGRARIA NACIONAL (PAN)

La Procuraduría Agraria Nacional (PAN), tiene como objetivo fundamental apoyar, orientar y defender en forma gratuita a través de la asistencia técnica y legal a los pequeños y medianos productores agrícolas e indígenas a escala nacional, en el proceso de regulación y tenencia de la tierra logrando y propiciando el derecho a la propiedad, la justicia y la paz social de la población. Se prevé una asignación para el año 2004 de Bs. 3.500,0 millones, para cubrir gastos de funcionamiento.

Estas políticas están orientadas al logro de los siguientes objetivos:

- Garantizar la defensa de la actividad agraria, la protección de la posesión y regularización de la tenencia de la tierra, dentro del marco legal vigente.
- Orientar su labor a favor de los campesinos, de los pescadores artesanales y de los indígenas y la armonización de la población con el ambiente.
- Inducir la organización y responsabilidad de los pobladores rurales en la solución de los conflictos por vía conciliatoria.

INSTITUTO NACIONAL DE TIERRAS (INTI)

El Instituto Nacional de Tierras tiene como política principal la distribución y control de la Ley de Tierras y Desarrollo Agrario, a través de la administración y redistribución de la tierras agrarias y la regularización de la posesión de las mismas, estimulando y fortaleciendo las condiciones socioeconómicas y calidad de vida del pequeño y mediano productor. Se estiman recursos para el año 2004 por Bs. 35.523,3 millones, destinados a gastos de funcionamiento y para gastos de capital Bs. 17.844,0 millones, de los cuales Bs. 15.244,0 millones corresponden a la Ley de Endeudamiento.

En este orden de ideas para concretar estas políticas se tiene estimado lograr los siguientes objetivos:

- Otorgar, renovar y revocar certificados de clasificación de fincas, en los cuales se determinará su condición de finca productiva, finca mejorable o finca ociosa.
- Identificar y determinar la existencia de las fincas con carácter de ociosas o incultas, que tengan la tierras ubicadas dentro de poligonales rurales e intervenir las tierras que tengan tal carácter, de conformidad con lo previsto en la Ley de Tierras y Desarrollo Agrario.

- Iniciar de oficio o por denuncia el procedimiento de rescate de la tierras de su prioridad, que se encuentren ocupadas irregularmente y proceder a ordenar la apertura del procedimiento de expropiación forzosa por ante el respectivo tribunal.

FUNDACION DE CAPACITACION E INNOVACION PARA EL DESARROLLO RURAL (CIARA)

La Fundación CIARA tiene como principal objetivo, contribuir en forma eficaz y productiva en el desarrollo rural sostenible del país, logrando una mayor y mejor calidad de vida de los productores, incentivando la creación y consolidación de organizaciones sociales, que conlleven a elevar el nivel de ingreso y las condiciones socioeconómicas de las zonas rurales.

Para tal fin, se estima recibir un aporte total de Bs. 46.292,7 millones, que serán financiados con recursos ordinarios Bs. 9.964,1 millones, gestión fiscal Bs. 23.329,2 millones y Ley de Endeudamiento Bs. 12.999,4 millones, para la ejecución de los siguientes programas:

- Programa de Extensión Agrícola Bs.7.701,6 millones
- Programa de Extensión en Desarrollo Rural (Preinversión) - Donación del Gobierno Japonés Bs. 672,0 millones
- Apoyo a los Pequeños Productores y Pescadores Artesanales de la Zona Semiárida Lara-Falcón (PROSALAFA) FASE I Bs.3.565,4 millones
- Apoyo a Pequeños Productores y Pescadores Artesanales de la Zona Semiárida Lara-Falcón (PROSALAFA) FASE II Bs.3.893,7 millones
- Desarrollo de Cadenas Agroproductivas en la Región de Barlovento - CIARA, Bs. 4.304,3 millones
- Programa de Desarrollo de Comunidades Rurales Pobres Bs.3.949,2 millones
- Programa de Multiplicación de Semilla para la Seguridad Alimentaria Bs. 3.840,0 millones
- Convenio de Cooperación Bs.15.298,3 millones

INSTITUTO NACIONAL DE DESARROLLO RURAL (INDER)

El Instituto Nacional de Desarrollo Rural (INDER), tiene por objetivo incentivar el desarrollo integral del sector agrícola en el ámbito de infraestructura, capacitación y extensión, a fin de lograr estas actividades se tiene previsto recibir un aporte de Bs. 8.330,0 millones para gastos de funcionamiento y Bs. 16.919,2 millones para gastos de capital, de los cuales Bs. 14.419,2 millones corresponden a Ley de Endeudamiento, destinados a financiar obras de infraestructura.

Las principales acciones a ejecutar son las siguientes:

- Coordinar y ejecutar las políticas y planes necesarios para el sistema de riego y saneamiento de tierras
- La construcción y mantenimiento de obras de infraestructura destinadas a cubrir las tierras bajo regadío
- Estimular programas de innovación tecnológicas para el desarrollo sustentable
- Desarrollar y consolidar las condiciones socioeconómicas de las comunidades rurales incentivando la creación de organizaciones para la autogestión de los sistemas de riego y el saneamiento de tierras

SERVICIO AUTONOMO DE SANIDAD AGROPECUARIA (SASA)

El Servicio Autónomo de Sanidad Agropecuaria (SASA) tiene como objetivo prevenir, combatir y erradicar todas las enfermedades, plagas y demás agentes morbosos perjudiciales para los animales y vegetales, así como garantizar la calidad de los productos, subproductos e insumos agropecuarios.

Para el año 2004 se prevé una asignación de Bs. 14.600,0 millones, de los cuales Bs. 13.059,2 millones se destinan a gastos de funcionamiento y Bs. 1.540,8 millones para la ejecución de los diversos programas fitosanitarios contemplados en la Ley de Endeudamiento.

EMPRESA REGIONAL SISTEMA HIDRAULICO PLANICIE DE MARACAIBO (PLANIMARA)

Tiene como objetivo primordial contribuir en el logro del mejor y mayor aprovechamiento sostenible de los recursos hídricos, a través de la ejecución del proyecto modelo de Sistema Integrado de Tratamiento y uso de Aguas Residuales, para el desarrollo integral de la Planicie de Maracaibo. Entre sus objetivos específicos se destacan:

- Definición de los beneficios económicos que genera el proyecto y establecimiento de su viabilidad económica y financiera.
- Definir el nivel y aceptabilidad del uso del agua tratada y la participación comunitaria, a través de la evaluación sociocultural de los actores.
- Identificación de los impactos significativos que genera el proyecto en la salud y el ambiente y definición de los criterios para su mitigación.

Se destinan recursos para gastos de funcionamiento por Bs. 2.540,6 millones y para gastos de capital Bs. 261,9 millones para ser ejecutados en el Proyecto Planta Sur.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Diseñar, Dirigir, Coordinar y Supervisar la Formulación y Evaluación de las Políticas Públicas en Materia de Desarrollo Rural Integral	Política	1	257.419.150.158
TOTAL			**257.419.150.158**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	440.171.208
	- Recursos Ordinarios	440.171.208
402	Materiales y Suministros	111.893.000
	- Recursos Ordinarios	111.893.000
403	Servicios No Personales	293.586.920
	- Recursos Ordinarios	293.586.920
405	Activos Financieros	40.000.000.000
	- Gestión Fiscal	40.000.000.000
407	Transferencias	216.573.499.030
	- Recursos Ordinarios	50.079.026.722
	- Gestión Fiscal	40.682.541.696
	- Programas y Proyectos	114.965.070.000
	- Otras Fuentes de Financiamiento	10.846.860.612
	TOTAL	**257.419.150.158**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	56	343.151.208
- Directivo	17	138.684.516
- Profesional y Técnico	16	114.061.764
- Personal Administrativo	23	90.404.928
Personal Contratado	11	83.160.000
- Empleados	11	83.160.000
TOTAL	**67**	**426.311.208**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
405	00	00	00	Activos Financieros	40.000.000.000
405	01	00	00	Aportes Directos para Participaciones de Capital	40.000.000.000
405	01	04	00	Aportes de Capital a Instituciones Públicas Financieras No Bancarias	40.000.000.000
				A0840 - Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	40.000.000.000
				- Gestión Fiscal	40.000.000.000
407	00	00	00	Transferencias	216.573.499.030
407	01	00	00	Transferencias Corrientes Internas	100.043.535.540
407	01	02	00	Transferencias Corrientes al Sector Público	100.043.535.540
407	01	02	02	Transferencias Corrientes a los Entes Descentralizados	82.902.946.540
				A0070 - Procuraduría Agraria Nacional (PAN)	3.500.000.000
				- Recursos Ordinarios	1.750.000.000
				- Gestión Fiscal	600.000.000
				- Otras Fuentes de Financiamiento	1.150.000.000
				A0302 - Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	35.549.588.765
				- Recursos Ordinarios	6.542.460.469
				- Gestión Fiscal	23.329.178.533
				• Programa de Extensión Agrícola	2.890.836.837
				• Programa para la Seguridad Alimentaria y Desarrollo Rural (PESA)	1.300.000.000
				• Programa de Multiplicación de Semilla para la Seguridad Alimentaria	3.840.000.000
				• Convenio de Cooperación Integral	15.298.341.696
				- Programas y Proyectos	5.677.949.763
				• Programa de Extensión Agrícola	1.810.909.091
				• Apoyo a Pequeños Productores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE I	983.952.000
				• Apoyo a Pequeños Productores y Pescadores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE II	1.116.180.000
				• Desarrollo de Cadenas Agroproductivas en la Región de Barlovento, CIARA	719.783.564
				• Programa de Desarrollo de Comunidades Rurales Pobres	375.125.108
				• Programa de Extensión en Desarrollo Rural (Preinversión) Donación Gobierno Japonés	672.000.000
				A0933 - Instituto Nacional de Desarrollo Rural (INDER)	8.330.000.000
				- Recursos Ordinarios	3.065.000.000
				- Gestión Fiscal	4.183.068.663
				- Otras Fuentes de Financiamiento	1.081.931.337

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0935 - Instituto Nacional de Tierras (INTI)	35.523.357.775
				- Recursos Ordinarios	20.000.000.000
				- Gestión Fiscal	10.000.000.000
				- Otras Fuentes de Financiamiento	5.523.357.775
407	01	02	06	Transferencias Corrientes a las Empresas Públicas No Financieras	2.540.589.000
				A0820 - Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA).	2.540.589.000
				- Recursos Ordinarios	1.270.294.500
				- Gestión Fiscal	1.270.294.500
407	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	14.600.000.000
				A0078 - Servicio Autónomo de Sanidad Agropecuaria (SASA)	14.600.000.000
				- Recursos Ordinarios	10.529.603.500
				- Gestión Fiscal	1.000.000.000
				- Programas y Proyectos	1.540.793.000
				• Programas Fitosanitarios: Prevención y Control de la Incidencia Negativa de Anastrepha, Ceratitis y Bactrocera. Parcelas Demostrativas	150.000.000
				• Programas Fitosanitarios: Sigatoka Negra y Moko en Musaceas. Prevención y Control de Incidencia en Areas Libres (Pequeños Productores y Población Indígena)	94.543.000
				• Programas Zoosanitarios: Fiebre Aftosa. Erradicación de la FA con la finalidad de Incrementar la Productividad de la Ganadería de doble Propósito	1.209.250.000
				• Programas Zoosanitarios: Encefalitis Equina	87.000.000
				- Otras Fuentes de Financiamiento	1.529.603.500
407	02	00	00	Transferencias de Capital Internas	116.529.963.490
407	02	02	00	Transferencias de Capital al Sector Público	116.529.963.490
407	02	02	02	Transferencias de Capital a los Entes Descentralizados	45.506.336.889
				A0302 - Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	10.743.136.889
				- Recursos Ordinarios	3.421.668.253
				- Programas y Proyectos	7.321.468.636
				• Programa de Extensión Agrícola	109.090.909
				• Apoyo a Pequeños Productores y Pescadores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE I	1.306.848.000
				• Apoyo a Pequeños Productores y Pescadores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE II	2.156.068.440
				• Desarrollo de Cadenas Agroproductivas en la Región de Barlovento, CIARA	2.440.843.636

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				• Programa de Desarrollo de Comunidades Rurales Pobres	1.308.617.651
				A0933 - Instituto Nacional de Desarrollo Rural (INDER)	16.919.200.000
				- Recursos Ordinarios	2.500.000.000
				- Programas y Proyectos	14.419.200.000
				• Programa de Apoyo a las Comunidades Rurales de Táchira, Mérida y Trujillo (INDER)	3.033.600.000
				• Sistema de Riego Río Tiznado, Edo. Guárico	3.385.600.000
				• Construcción de Sistemas de Riego en Fundos Zamoranos	8.000.000.000
				A0935 - Instituto Nacional de Tierras (INTI)	17.844.000.000
				- Recursos Ordinarios	1.000.000.000
				- Gestión Fiscal	300.000.000
				- Programas y Proyectos	15.244.000.000
				• Programa de Afectación de Tierras y Bienhechurías	3.744.000.000
				• Saneamiento Catastral y Jurídico de Tierras (IAN - INTI	8.000.000.000
				• Registro de Predios para Inventariar las Tierras Transferidas al IAN	3.500.000.000
				- Otras Fuentes de Financiamiento	1.300.000.000
407	02	02	06	Transferencias de Capital a Empresas Públicas No Financieras	261.968.000
				A0820 - Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	261.968.000
				- Otras Fuentes de Financiamiento	261.968.000
407	02	02	08	Transferencias de Capital a Instituciones Públicas Financieras No Bancarias	70.761.658.601
				A0840 - Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	70.761.658.601
				- Programas y Proyectos	70.761.658.601
				• Dotación de Maquinarias, Equipos de Riego e Implementos de Uso Agrícola II (Eximbank)	19.200.000.000
				• Programa de Modernización de la Producción de Maíz y Otros Rubros Prioritarios hechos en Brasil (Ambito Nacional)	32.016.658.601
				• Maquinaria Agrícola (Maquinaria China)	19.545.000.000
				TOTAL	**256.573.499.030**

PROGRAMA: 03 Desarrollo de Circuitos Agroproductivos y Agroalimentarios

UNIDAD EJECUTORA: Despacho del Viceministro de Circuitos Agroproductivos y Agroalimentarios

Tiene como objetivo formular y coordinar las políticas, planes, programas y proyectos orientados al desarrollo de los circuitos Agroproductivos y Agroalimentarios, de acuerdo con los lineamientos previstos por el Gabinete Ministerial.

Entre las acciones más relevantes tenemos:

- Establecimiento de prioridades en cada uno de los circuitos que integran el sector agroproductivo y agroalimentario.
- Participación en el diseño de estrategias para equilibrar la oferta y la demanda.
- Establecer mecanismos de regulación y control en la comercialización interna de los rubros.
- Racionalización de la cadena de comercialización, concertación de precios y disminución de costos.
- Organización, concertación y capacitación de los aspectos claves para el fortalecimiento de los circuitos agroproductivos
- Establecimientos de convenios para la cooperación técnica y financiera a nivel nacional de los programas sociales.
- Incentivar la creación de cooperativas de productores.

INSTITUTO NACIONAL DE LA PESCA Y ACUICULTURA (INAPESCA)

El Instituto Nacional de la Pesca y Acuicultura (INAPESCA), es el organismo ejecutor de las políticas pesqueras y acuicultura del país, formula y ejecuta los planes de desarrollo y fomento pesquero a fin de contribuir a la seguridad alimentaria de la población y elevar el nivel de vida del pescador artesanal.

En este sentido, el Ejecutivo Nacional asigna recursos a INAPESCA por la cantidad de Bs. 11.676,6 millones, de los cuales Bs. 796,6 millones se destinan a gastos de funcionamiento y Bs. 10.880,0 millones corresponden a la Ley de Endeudamiento 2004, para atender los siguientes programas:

- Unidades Integrales de Acopio Pesquero Bs. 6.400,0 millones
- Programa de Consolidación de la Pesca Artesanal y Acuicultura Rural – Seguridad Social Bs. 3.000,0 millones
- Programa de Consolidación de la Pesca Artesanal y Acuicultura Rural (Convenios de Cofinanciamiento para Insumos Pesqueros) Bs. 1.480,0 millones

COMPLEJO AGROINDUSTRIAL AZUCARERO EZEQUIEL ZAMORA (CAAEZ)

Para el ejercicio fiscal 2004 se prevé un aporte para gastos de funcionamiento de Bs. 485,0 millones y por la Ley de Endeudamiento Bs. 15.000,0 millones, destinados a la Rehabilitación del Complejo Agroindustrial Azucarero Ezequiel Zamora, el cual tiene como objetivo las actividades vinculadas con el cultivo, la producción, compra, venta, comercialización e industrialización de la caña de azúcar y sus derivados.

Asimismo, se estiman recursos para gastos corrientes por Bs. 7.703,8 millones, correspondientes al Convenio de Cooperación.

CORPORACION DE ABASTECIMIENTO Y SERVICIOS AGRÍCOLAS, S.A. (CASA)

La Corporación de Abastecimiento y Servicios Agrícolas, S.A. (CASA), tiene como objetivo principal participar activamente en las cadenas agroproductivas, mediante la prestación de servicios agrícolas y la comercialización de productos, a objeto de garantizar la seguridad alimentaria de la población.

Entre sus principales objetivos se encuentran :

- El mantenimiento y reparación de la infraestructura a fin de garantizar el almacenamiento de productos en las plantas de silos.
- Prestar servicio de apoyo mediante la recepción, almacenaje y despacho de los productos agrícolas.
- Afianzar la rentabilidad de las inversiones de la Corporación.

El Ejecutivo Nacional le asigna recursos para el año 2004 a la Corporación CASA por Bs. 203.000,0 millones, de los cuales Bs. 3.000,0 millones corresponden por Ley de Endeudamiento, para atender la recuperación de dos (2) Frigoríficos y Bs. 200.000,0 millones destinados al Programa para la Seguridad Alimentaria y el Desarrollo Rural (PESA).

MERCADOS DE ALIMENTOS, S.A. (MERCAL, S.A.)

A la empresa MERCAL se la asigna para gastos corrientes el monto de Bs. 3.900,0 millones, para atender las actividades de comercialización y mercadeo al mayor y al detal de productos alimenticios de calidad y alto contenido nutricional y su correspondiente distribución y colocación en puntos estratégicos de venta.

Entre sus principales acciones podrá comprar, vender, intermediar, cumplir los procesos de recepción, almacenamiento y transporte; instalar y administrar las unidades de mercados mayoristas y minoristas; participar en procesos de contingencia y en diferentes programas sociales.

CORPORACION VENEZOLANA AGRARIA (CVA)

La Corporación Venezolana Agraria tiene por objeto desarrollar, coordinar y supervisar las actividades empresariales del Estado para el desarrollo del sector agrario, previéndose para el ejercicio 2004, la cantidad de Bs. 2.600,0 millones para gastos de funcionamiento y Bs.13.350,0 millones para gastos de capital, de los cuales corresponden Bs. 11.350,0 millones por Ley de Endeudamiento, distribuidos de la forma siguiente:

- Instalación de 3 Plantas Procesadoras de Harina de Maíz Bs. 6.000,0 millones
- Instalación de Miniplantas Procesadoras de Productos Lácteos Bs. 3.000,0 millones
- Empresas Comercializadoras de Insumos y Suministros Agropecuarios Bs. 2.350,0 millones

GOBERNACIONES

Para el 2004 se destinan recursos por la cantidad de Bs. 24.400,0 millones para las Gobernaciones, para la ejecución del Programa de Alimentos Estratégicos (PROAL), a objeto de garantizar la operatividad de los convenios establecidos a nivel nacional, orientado a garantizar la distribución de alimentos de alto componente nutricional y precios accesibles a la población de menores recursos.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Diseñar, Dirigir, Coordinar y Supervisar la Formulación y Evaluación de las Políticas Públicas Definidas Dinamizar y Transformar el Circuito Agroproductivo	Política	1	286.054.940.757
TOTAL			**286.054.940.757**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de Personal	2.855.957.668
	- Recursos Ordinarios	2.855.957.668
402	Materiales y Suministros	287.388.644
	- Recursos Ordinarios	287.388.644
403	Servicios No Personales	796.142.549
	- Recursos Ordinarios	796.142.549
407	Transferencias	282.115.451.896
	- Recursos Ordinarios	19.184.407.254
	- Gestión Fiscal	220.638.805.254
	- Programas y Proyectos	40.230.000.000
	- Otras Fuentes de Financiamiento	2.062.239.388
	TOTAL	**286.054.940.757**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	74	519.209.700
- Directivo	16	142.137.792
- Profesional y Técnico	33	275.047.368
- Personal Administrativo	25	102.024.540
Personal Contratado	161	1.514.160.000
- Empleados	161	1.514.160.000
TOTAL	**235**	**2.033.369.700**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	282.115.451.896
407	01	00	00	Transferencias Corrientes Internas	42.885.451.896
407	01	02	00	Transferencias Corrientes al Sector Público	42.885.451.896
407	01	02	02	Transferencias Corrientes a los Entes Descentralizados	6.396.646.642
				A0844 - Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	3.796.646.642
				- Recursos Ordinarios	796.646.642
				- Programas y Proyectos	3.000.000.000
				• Programa de Consolidación de la Pesca Artesanal y Acuicultura Rural/Seguridad Social	3.000.000.000
				A0934 - Corporación Venezolana Agraria (CVA)	2.600.000.000
				- Recursos Ordinarios	1.200.000.000
				- Gestión Fiscal	800.000.000
				- Otras Fuentes de Financiamiento	600.000.000
407	01	02	04	Transferencias Corrientes a las Entidades Federales	24.400.000.000
				E1000 - Gobernaciones	24.400.000.000
				- Recursos Ordinarios	14.400.000.000
				- Gestión Fiscal	10.000.000.000
407	01	02	06	Transferencias Corrientes a las Empresas Públicas no Financieras	12.088.805.254
				A0845 - Complejo Agroindustrial Azucarero Ezequiel Zamora (CAAEZ)	8.188.805.254
				- Recursos Ordinarios	300.000.000
				- Gestión Fiscal	7.888.805.254
				• Convenio de Cooperación	7.703.805.254
				• Otros Gastos	185.000.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A1206 - Mercados de Alimentos, S.A. (MERCAL, S.A.)	3.900.000.000
				- Recursos Ordinarios	1.000.000.000
				- Gestión Fiscal	1.950.000.000
				- Otras Fuentes de Financiamiento	950.000.000
407	02	00	00	Transferencias de Capital Internas	239.230.000.000
407	02	02	00	Transferencias de Capital al Sector Público	239.230.000.000
407	02	02	02	Transferencias de Capital a los Entes Descentralizados	21.230.000.000
				A0844 - Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	7.880.000.000
				- Programas y Proyectos	7.880.000.000
				• Programa de Consolidación de la Pesca Artesanal y Acuicultura Rural/Convenios de Cofinanciamiento para Insumos Pesqueros	1.480.000.000
				• Unidades Integrales de Acopio Pesquero	6.400.000.000
				A0934 - Corporación Venezolana Agraria (CVA)	13.350.000.000
				- Recursos Ordinarios	1.487.760.612
				- Programas y Proyectos	11.350.000.000
				• Instalación de 3 Plantas Procesadoras de Harina de Maíz	6.000.000.000
				• Instalación de Miniplantas Procesadoras de Productos Lácteos	3.000.000.000
				• Empresas Comercializadoras de Insumos y Suministros Agropecuarios	2.350.000.000
				- Otras Fuentes de Financiamiento	512.239.388
407	02	02	06	Transferencias de Capital a Empresas Públicas No Financieras	218.000.000.000
				A0641 - Corporación de Abastecimiento y Servicios Agrícolas S.A. (C.A.S.A.).	203.000.000.000
				- Gestión Fiscal	200.000.000.000
				• Programa para la Seguridad Alimentaria y Desarrollo Rural (PESA)	200.000.000.000
				- Programas y Proyectos	3.000.000.000
				• Recuperación de 2 Frigoríficos	3.000.000.000
				A0845 - Complejo Agroindustrial Azucarero Ezequiel Zamora (CAAEZ)	15.000.000.000
				- Programas y Proyectos	15.000.000.000
				• Rehabilitación del Complejo Industrial Azucarero Ezequiel Zamora	15.000.000.000
				TOTAL	**282.115.451.896**

Ministerio de Educación Superior

MINISTERIO DE EDUCACIÓN SUPERIOR

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

Al Ministerio de Educación Superior (MES), le corresponde asesorar, formular y ejecutar políticas, planes y proyectos con el fin de lograr el mejoramiento de la calidad, equidad y pertinencia de la educación superior en la búsqueda permanente de la excelencia académica, a partir de la evaluación continua de sus componentes. La existencia de un personal altamente calificado y una estructura organizativa de alta eficiencia y eficacia, sustentada en un modelo participativo y democrático, permitirá asegurar que la formación del talento humano en educación superior, tanto formal como no formal, esté en función de los requerimientos del desarrollo del país.

El MES, ente rector del sistema de educación superior integrado, estará conformado por instituciones de calidad académica elevada, orientadas a la producción y transmisión del conocimiento para la solución de los problemas regionales y nacionales, involucrándose con las comunidades y su gente, en concordancia con los planes de desarrollo de Venezuela.

Este marco institucional nos conduce a precisar las competencias que normalizan las actividades del Ministerio de Educación Superior, de acuerdo al Decreto No. 1.634 de fecha 11-01-2002, publicado en Gaceta Oficial N° 37.362, tal como a continuación se destacan:

- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de educación superior, lo cual comprende la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sistema educacional en ese nivel.
- Realizar y mantener actualizados los estudios pertinentes para determinar las necesidades de formación profesional e intelectual permanente para el desarrollo del país.
- Definir y coordinar el proceso de formulación, ejecución, seguimiento, evaluación y redireccionamiento de las políticas dirigidas a la formación profesional e intelectual de jóvenes y adultos, con los diferentes actores sociales involucrados.
- Coordinar el proceso de organización del sistema de educación superior, como el conjunto de instituciones que con criterios de calidad y equidad, forman, actualizan y desarrollan el talento humano para la generación de conocimiento, la investigación, la innovación y el desarrollo tecnológico que el país requiere.
- Diseñar y mantener actualizado el Sistema Nacional de Información sobre la oferta y demanda en el sistema de educación superior.
- Coordinar con el Ministerio de Ciencia y Tecnología y con el sector privado, el diseño de programas de investigación sobre el proceso de transformación que requiere el país.
- Evaluar permanentemente la adecuación del sistema de educación superior a las necesidades de desarrollo del país.
- Coordinar con los sectores productores de bienes y servicios, la adecuación de la oferta de empleo a la cantidad y calificación de los egresados del sistema de educación superior.
- Determinar la creación de áreas prioritarias para la formación profesional.
- Establecer los criterios para la creación de nuevas universidades, institutos universitarios de tecnología, colegios universitarios, politécnicos y otros entes de educación superior.

- Coordinar con las instituciones de educación superior todo lo relacionado con las políticas, criterios y mecanismos para el ingreso a ese nivel.

- Refrendar los títulos expedidos por los institutos universitarios, institutos politécnicos, colegios universitarios y universidades privadas, y los otorgados por los países firmantes de los convenios de cooperación internacional.

- Las demás que le atribuyan las leyes y otros actos normativos.

La política presupuestaria del Ministerio de Educación Superior estará enmarcada dentro del Plan de Desarrollo Económico y Social de la Nación 2001-2007, por ello vinculan los lineamientos estratégicos establecidos por el Ejecutivo Nacional en el Plan Operativo Anual 2004, con una formulación presupuestaria acorde y dirigida a desarrollar el asesoramiento, formulación, ejecución, evaluación e impacto de políticas, planes y proyectos que permitan el mejoramiento de la calidad, equidad y la pertinencia social de la educación superior, en la búsqueda permanente de la excelencia académica mediante acciones destinadas al logro de:

- Planificación educativa y prospectiva.

- Carrera académica.

- Evaluación institucional.

- Programas de dotación.

- Programas de investigación y extensión.

- Programas de asistencia social al estudiante.

- Mejoramiento del desempeño estudiantil.

- Ingreso al Sistema de Educación Superior (admisión)

Cabe destacar, que las acciones desplegadas por este Despacho persiguen fortalecer el papel del Estado, mediante la consolidación del Ministerio de Educación Superior como ente rector del sector y coadyuvar en el mejoramiento de la capacidad supervisora y reguladora de las instituciones del Estado, mediante la implantación del sistema de evaluación y acreditación de las instituciones de educación superior y del establecimiento del proceso de evaluación de la gestión financiera, buscando ampliar la cobertura de las instituciones de educación superior a través de nuevas instituciones, apertura de extensiones y programas académicos, con el propósito de extender oportunidades de estudio a la población de menores recursos ubicados en distintas regiones del país y todo lo desplegado solo es parte de la decidida confluencia de esfuerzo técnico y de voluntad emprendido para alcanzar la directriz estratégica que orienta a nuestros planes y proyectos, garantizar la equidad en el acceso y mejorar el desempeño estudiantil para una educación superior de calidad con pertinencia social.

Los objetivos de dicha política se pueden resumir de la siguiente manera:

- Mejorar la calidad de la educación superior en el cumplimiento de sus funciones fundamentales: docencia, investigación y extensión.

- Lograr una mayor pertinencia social para que las funciones, actividades y programas de las instituciones de educación superior satisfagan las demandas de la sociedad.

- Mejorar la equidad en el acceso y el desempeño para que todos los aspirantes calificados tengan iguales condiciones en el ingreso y el desempeño de una educación superior de calidad.

- Optimizar la eficiencia en la gestión, a fin de asegurar un financiamiento apropiado y el uso racional de los recursos asignados.

- Reorganizar el sistema de educación superior para que se rescate el papel rector del MES, se corrijan situaciones irregulares y se asegure la articulación entre las diferentes instancias e instituciones del sector.

Un enfoque estratégico de los objetivos antes enunciados conduce al Estado venezolano a brindar cobertura a parte de la gran deuda social acumulada, específicamente en el sistema educativo y para tal fin, ha diseñado un proyecto táctico no permanente, que responde al mandato constitucional que garantice el ingreso y prosecución al subsistema de educación superior de los bachilleres sin cupo graduados a partir de 1990, denominado "MISIÓN SUCRE" para erradicar la exclusión educativa y social que está marcada, entre otras características, por el desigual acceso a los mecanismos de selección instrumentados por las diferentes instituciones de educación superior, tal como lo demostraron las investigaciones realizadas por Fuenmayor y Vidal años 2000 y 2001, de allí que el reto ya no sólo es permitir el acceso a los ciudadanos que se encuentran en desventaja socioeconómica, cultural y geográfica, sino además es aunar esfuerzos en lograr la colaboración y cooperación de todas nuestras instituciones de educación superior en materia de formación e intercambio para el desarrollo de metodologías y recursos tecnológicos.

La Misión Sucre pretende revolucionar el sistema de educación superior y sus instituciones, promoviendo una formación transformadora, crítica, analítica, creativa, en donde la equidad y la solidaridad orienten procesos novedosos y además la construcción de una nueva concepción del ejercicio de la ciudadanía, en donde el país y sus problemas sean prioridad y guía de la generación y transmisión de los conocimientos. Para lograr el resultado esperado de este proyecto hay que impulsar los objetivos específicos que se persiguen en la "MISIÓN SUCRE", a saber:

- Masificar el acceso a la educación superior de todos los bachilleres sin cupo.

- Expandir la matrícula en las instituciones de educación superior (IES) y generar nuevos espacios y modalidades de estudio no convencionales.

- Articular la Misión Sucre con las instituciones públicas y/o privadas que puedan cooperar de manera sustantiva en el desarrollo del programa con el voluntariado universitario, juventud productiva, todas las manos a la siembra y también vincular esta misión con otros programas sociales, como la Misión Robinsón, Barrio Adentro y Bolívar 2003.

- Propiciar la creación de una red institucional que brinde servicios de apoyo a los participantes.

- Desarrollar ejes académicos que contribuyan a la adquisición de competencias laborales asociadas al desarrollo endógeno y sostenible.

- Desarrollar e innovar los contenidos programáticos, estrategias metodológicas y recursos para el aprendizaje que brinden apoyo académico a la medida de las necesidades y características de los participantes, a través de acreditación de experiencias, educación a distancia y educación virtual, lo que implica combinar adecuadamente la modalidad presencial, semipresencial y a distancia, empleando diversas estrategias y recursos para el aprendizaje, tales como la lectura dirigida, proyectos investigativos y la solución de problemas apoyados en la didáctica investigativa que se basa en el trabajo productivo, la vinculación con el medio ambiente, el empleo de medios audiovisuales, teleconferencias, videos, programas radiofónicos, internet, etc.

- Desarrollar estrategias de transformación del sistema de educación superior que impacten en lo regional y lo local.

- Lograr desplegar el esfuerzo conjunto de ministerios, gobernaciones, alcaldías y organizaciones comunales en función de alcanzar la incorporación y permanencia en el sistema educativo de los bachilleres excluidos.

Entre los logros ya obtenidos tenemos:

- El desarrollo de una metodología cuantitativa que nos está permitiendo lograr el diagnóstico nacional de la situación de exclusión en educación superior.

- Realización del Programa de Iniciación Universitaria (PIU) en su modalidad videofónica, donde se incorporaron 100.000 bachilleres sin cupo.

- Continuar el proceso de incorporación de 3.300 facilitadores para apoyar el programa pedagógico del PIU, con la habilitación de 2.000 espacios (aulas) aptos para la actividad académica en todo el territorio nacional.

Metas a lograr durante el 2004:

- Habilitar 6.000 espacios (aulas) aptos para la actividad académica en todo el territorio nacional, para la incorporación de 300.000 nuevos bachilleres sin cupo al Programa de Iniciación Universitaria (PIU). Esta incorporación se hará en tres cohortes de 100.000 cada una, en los meses de marzo, junio y septiembre.

- La incorporación de la primera cohorte de 100.000 bachilleres que cursaron el PIU a los programas académicos de pregrado a partir de abril de 2004.

Bajo el contexto anterior y para atender con sentido de prioridad a los sectores excluidos del sistema educativo superior y de los sectores tradicionalmente marginados, nace la Universidad Bolivariana de Venezuela (UBV) como una necesidad sentida tanto por el Estado como por la familia y sociedad.

Probablemente esta será la primera universidad que nace bajo el signo de la experimentalidad real, en cuanto a una transformación radical del concepto de universalidad, por ello, el carácter de experimentalidad de los programas curriculares propiciará la vinculación entre los avances científicos, humanísticos y tecnológicos con la detección de la problemática social, de tal manera que se efectúen cambios o se creen programas sustentados en el diagnóstico de la realidad social, económica, política y cultural. Las carreras que impartirá la UBV encierran un solo objetivo, formar al hombre al servicio de su entorno, es decir, fueron diseñadas con un gran componente de pertinencia social.

Entre sus objetivos generales destacan:

- Lograr la participación amplia, democrática y responsable de la comunidad universitaria en las deliberaciones, decisiones y proyectos institucionales.

- Lograr la calidad y pertinencia de sus programas de formación y producción de conocimientos y de producción social.

- Crear condiciones institucionales de igualdad para el acceso y el desempeño estudiantil.

- Formar profesionales con pertinencia social, de pensamiento estratégico, capaces de entender las lógicas sociales y emprender procesos de transformaciones de su entorno.

- Formar profesionales con sentido indagativo, crítico, impulsores de valores ciudadanos para mantener sistemas relacionados con un modelo donde la cultura de la paz, de la negociación, del diálogo se impongan como fundamentos del desarrollo democrático.

Nuevas Creaciones

Para el año 2004, se prevé la puesta en marcha de los institutos universitarios de Nueva Esparta y La Fría, así como iniciar los estudios para desarrollar los proyectos de Amazonas y Santa Elena de Uairén y la habilitación del instituto universitario Hotel Escuela para la formación de profesionales en turismo.

Este escenario que se ha diseñado según los objetivos y acciones señaladas, contempla algunos programas y proyectos que serán financiados a través de la Ley de Endeudamiento 2004 por un monto de Bs. 24.169,3 millones, los cuales se describen a continuación:

Programas y Proyectos	En Millones de Bs.
Modernización de la Educación Técnica (Tecnología Superior)	13.945,0
Actualización Académica para la Pertinencia Social de las Universidades	6.972,4
Oficina de Atención al Estudiante y Defensoría Estudiantil	640,6
Todas las Manos a la Siembra	2.611,3
Total	**24.169,3**

A través de la Oficina de Planificación del Sector Universitario se viene desarrollando el proyecto Alma Mater. Este proyecto tiene como objetivo fundamental el Mejoramiento de la calidad y de la equidad de la Educación Universitaria en Venezuela. El proyecto cubre parte de las acciones que ha definido el Gobierno Nacional en el marco de la Política de Educación Superior.

El eje central de la política educativa y en particular de la educación superior es calidad y equidad con pertinencia social, en ese sentido, se han definido los siguientes subcomponentes que se describen a continuación:

Sistema de Evaluación y Acreditación de las Universidades

El sistema de evaluación tiene como objetivo el diagnóstico de las universidades y programas en sus instancias sistémicas, en su creación, durante su funcionamiento o desarrollo y en sus logros y resultados.

Sistema para la Asignación, Distribución, Seguimiento y Control Presupuestario

A través de este sistema se determinará técnicamente los recursos necesarios para un funcionamiento cabal de las universidades.

Postgrados y Unidades de Investigación

Consiste en fortalecer los postgrados nacionales, la flexibilidad de sus programas, su acreditación, la adecuación del tiempo de duración de los mismos, su obligatoria y necesaria vinculación con las unidades de investigación activas y productivas.

Dotación de Bibliotecas y Creación de Salas de Computación con Acceso a Internet

Automatizar y dotar las bibliotecas con la finalidad de asegurar una dotación básica de los recursos bibliográficos y asegurar las condiciones mínimas que garanticen la prestación de servicios de calidad, así como crear el medio propicio que permitan, en el ámbito académico, el manejo de las herramientas básicas de computación y el uso de internet principalmente por los estudiantes de bajos recursos para garantizar la equidad en la prosecución.

Modificación del Sistema Nacional de Admisión de Educación Superior

Tiene como finalidad elevar el número de estudiantes asignados a las universidades a través del Sistema Nacional de Admisión en la Educación Superior, mejorando la predictibilidad de las pruebas de admisión (nacional y especiales) en atención a criterios de equidad social.

Auxilio Financiero: Becas

Consiste en la implementación de Programas de Asesorías Académicas para los Becarios OPSU, de acuerdo a resultados de prueba piloto, en instituciones universitarias seleccionadas.

Comunicación y Divulgación

Diseñado para elevar la viabilidad del Proyecto a través de información y comunicación con actores claves del sector y la comunidad en general.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Ejecutar las políticas diseñadas por el Despacho del Ministro, a través de las actividades administrativas, presupuestarias, de recursos humanos, legales, así como también de recursos financieros	Trámites Administrativos	1	3.440.678.493.365
Diseño, formulación e instrumentación de políticas académicas para el sistema de educación superior, que contribuyan a mejorar los procesos de docencia, investigación y extensión del sector	Políticas y/o Proyectos	1	25.498.178.258
Diseño, formulación e instrumentación de políticas estudiantiles que fortalezcan la calidad, equidad y pertinencia de la educación superior	Políticas y/o Proyectos	1	1.413.977.417
TOTAL			**3.467.590.649.040**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	3.440.678.493.365
02	Políticas Académicas	25.498.178.258
03	Políticas Estudiantiles	1.413.977.417
	TOTAL	**3.467.590.649.040**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	9.644.813.475
	- Recursos Ordinarios	8.267.692.005
	- Gestión Fiscal	1.276.321.470
	- Programas y Proyectos	100.800.000
4.02	Materiales y suministros	3.657.745.400
	- Recursos Ordinarios	1.046.412.000
	- Programas y Proyectos	2.611.333.400
4.03	Servicios no personales	12.326.927.072
	- Recursos Ordinarios	2.762.704.958
	- Gestión Fiscal	1.381.250.000
	- Programas y Proyectos	7.371.680.000
	- Otras Fuentes de Financiamiento	811.292.114
4.04	Activos reales	18.052.496.600
	- Recursos Ordinarios	1.944.123.048
	- Gestión Fiscal	2.022.816.952
	- Programas y Proyectos	14.085.556.600
4.07	Transferencias	3.423.908.666.493
	- Recursos Ordinarios	2.427.662.567.989
	- Gestión Fiscal	855.997.290.618
	- Otras Fuentes de Financiamiento	140.248.807.886
	TOTAL	**3.467.590.649.040**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	232	1.826.155.399
- Directivo	15	232.041.667
- Profesional y Técnico	160	1.392.681.838
- Personal Administrativo	18	85.787.222
- Obreros	39	115.644.672
Personal Contratado	50	665.156.724
- Empleados	50	665.156.724
TOTAL	**282**	**2.491.312.123**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	39	115.644.672
II	247.105 - 297.105	1	3.012.960
III	297.106 - 347.106	5	19.253.655
IV	347.107 - 397.107	7	31.484.471
V	397.108 - 447.108	10	51.046.847
VI	447.109 - 497.109	3	17.001.519
VII	497.110 - 547.110	21	131.250.319
VIII	547.111 - 597.111	25	172.469.322
IX	597.112 - 647.112	25	188.252.640
X	647.113 - 697.113	8	63.878.455
XI	697.114 - 747.114	13	111.982.517
XII	747.115 - 797.115	19	175.738.304
XIII	797.116 - 847.116	24	237.385.091
XIV	847.117 - 897.117	18	185.319.836
XV	897.118 - 947.118	5	55.599.140
XVI	947.119 - 997.119	1	11.657.700
XVII	997.120 Y MÁS	58	920.334.675
	TOTAL	**282**	**2.491.312.123**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0006	Colegio Universitario Francisco de Miranda	13.088.211.792
A0007	Colegio Universitario de Caracas	21.881.222.585
A0008	Colegio Universitario Prof. José Lorenzo Pérez Rodríguez	6.770.984.110
A0009	Colegio Universitario Cecilio Acosta, de Los Teques	16.606.833.162
A0011	Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	135.409.969.044
A0026	Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	16.472.940.061
A0027	Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto	22.693.993.622
A0028	Instituto Universitario de Tecnología Dr. Federico Rivero Palacio, Región Capital	19.366.017.904
A0029	Instituto Universitario de Tecnología Alonso Gamero, Coro	22.359.878.681
A0030	Instituto Universitario de Tecnología Agroindustrial Región los Andes	21.525.662.111
A0032	Instituto Universitario de Tecnología de los Llanos	14.068.929.822

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0033	Instituto Universitario de Tecnología de Maracaibo	26.323.654.474
A0034	Instituto Universitario Tecnológico de Ejido	13.490.602.843
A0035	Instituto Universitario de Tecnología de Yaracuy	13.121.170.356
A0036	Instituto Universitario de Tecnología de Puerto Cabello	11.718.310.465
A0038	Instituto Universitario de Tecnología de Valencia	13.376.319.919
A0039	Instituto Universitario de Tecnología del Estado Trujillo	17.797.014.809
A0040	Instituto Universitario de Tecnología José Antonio Anzoátegui, El Tigre	19.045.714.553
A0041	Instituto Universitario Experimental de Tecnología de la Victoria	12.199.135.600
A0042	Instituto Universitario de Tecnología de Cabimas	23.127.808.930
A0043	Instituto Universitario de Tecnología del Estado Portuguesa	13.785.939.117
A0045	Instituto Universitario de Tecnología de Cumaná	15.554.011.805
A0048	Instituto Universitario de Tecnología del Oeste Mariscal Sucre	7.018.628.676
A0053	Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	9.935.749.039
A0058	Instituto Universitario de Barlovento	5.721.372.911
A0060	Instituto Universitario de Tecnología de Caripito	10.179.601.325
A0080	Universidad del Zulia (LUZ)	339.258.504.000
A0081	Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	86.463.602.429
A0082	Universidad de Oriente (UDO)	258.887.597.280
A0083	Universidad de Los Andes (ULA)	315.900.374.788
A0084	Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	33.630.097.886
A0085	Universidad Nacional Experimental Rafael María Baralt (UNERMB)	34.858.121.375
A0086	Universidad Nacional Experimental Simón Bolívar (USB)	151.574.527.192
A0087	Universidad Nacional Abierta (UNA)	63.762.187.561
A0088	Universidad Nacional Experimental de Guayana (UNEG)	33.345.975.672
A0089	Universidad Centroccidental Lisandro Alvarado (UCLA)	134.144.848.219
A0090	Universidad Pedagógica Experimental Libertador (UPEL)	261.574.350.064

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Presupuesto 2004
A0091	Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	69.497.116.399
A0092	Universidad Nacional Experimental del Táchira (UNET)	44.434.269.241
A0093	Universidad Central de Venezuela (UCV)	459.662.724.513
A0094	Universidad de Carabobo (UC)	308.992.352.900
A0095	Universidad Nacional Experimental Simón Rodríguez (UNESR)	85.408.162.250
A0096	Universidad Nacional Experimental Francisco de Miranda (UNEFM)	52.433.009.216
A0186	Universidad Nacional Experimental del Yaracuy (UNEY)	7.807.662.135
A0196	Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (UNEFA)	12.947.891.095
A0208	Universidad Nacional Experimental Sur del Lago Jesús María Semprún (UNESUR)	13.777.741.763
A0307	Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	2.202.100.000
A0333	Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	45.422.279.040
A0366	Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"	2.000.000.000
A0415	Fundación Misión Sucre	40.000.000.000
A0912	Universidad Nacional Experimental Marítima del Caribe (UNEMC)	9.426.507.038
A0923	Instituto Universitario de Tecnología del Estado Apure	1.691.861.143
A0924	Instituto Universitario de Tecnología del Estado Barinas	1.857.238.868
A0925	Instituto Universitario de Tecnología del Estado Bolívar	2.917.538.256
A0942	Universidad Bolivariana de Venezuela (UBV)	10.000.000.000
	TOTAL	**3.406.518.318.039**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	17.115.348.454
4.07	01	00	00	Transferencias Corrientes Internas	13.777.800.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	13.777.800.000
4.07	01	01	10	Subsidios Educacionales al Sector Privado	11.827.300.000
				S0397 - Fe y Alegría - Instituto Universitario Jesús Obrero	2.284.900.000
				S0622 - Fundación La Salle de Ciencias Naturales	9.506.400.000
				S0820 - Instituto Universitario Tecnológico de Seguridad Industrial (IUTSI)	26.000.000
				S1508 - Instituto Universitario de la Audición y el Lenguaje	10.000.000
4.07	01	01	11	Subsidios a universidades privadas	1.950.500.000
				S0818 - Instituto Universitario Eclesiástico Seminario Interdiocesano Santa Rosa de Lima	3.000.000
				S0978 - Universidad Andina Simón Bolívar	362.500.000
				S0979 - Universidad Católica Andrés Bello	610.000.000
				S0980 - Universidad Católica del Táchira	910.000.000
				S0981 - Universidad Cecilio Acosta	40.000.000
				S0990 - Universidad Rafael Urdaneta	25.000.000
4.07	99	00	00	Transferencias Corrientes y De Capital Diversas	3.337.548.454
4.07	99	01	00	Transferencias Corrientes Diversas	3.337.548.454
				S0109 - Asociación para el Progreso de la Investigación Universitaria (APIU)	2.000.000
				S1507 - Programa de Crédito Educativo a Estudiantes de Educación Superior	3.335.548.454

PROGRAMA: 01 - ACTIVIDADES CENTRALES

UNIDAD EJECUTORA: ADMINISTRACION Y SERVICIOS

Este programa tiene como objetivo brindar apoyo funcional y operativo a los programas sustantivos del Ministerio que son el Programa 02 "Políticas Académicas" y el Programa 03 "Políticas Estudiantiles".

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Ejecutar las políticas diseñadas por el Despacho del Ministro, a través de las actividades administrativas, presupuestarias, de recursos humanos, legales, así como también de recursos financieros	Trámites Administrativos	1	3.440.678.493.365
TOTAL			**3.440.678.493.365**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	7.280.227.800
	- Recursos Ordinarios	6.196.581.274
	- Gestión Fiscal	1.083.646.526
4.02	Materiales y suministros	1.018.812.000
	- Recursos Ordinarios	1.018.812.000
4.03	Servicios no personales	4.668.847.072
	- Recursos Ordinarios	2.574.304.958
	- Gestión Fiscal	1.283.250.000
	- Otras Fuentes de Financiamiento	811.292.114
4.04	Activos reales	3.966.940.000
	- Recursos Ordinarios	1.944.123.048
	- Gestión Fiscal	2.022.816.952
4.07	Transferencias	3.423.743.666.493
	- Recursos Ordinarios	2.427.497.567.989
	- Gestión Fiscal	855.997.290.618
	- Otras Fuentes de Financiamiento	140.248.807.886
	TOTAL	**3.440.678.493.365**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	153	1.130.468.857
- Directivo	9	134.533.558
- Profesional y Técnico	92	819.128.010
- Personal Administrativo	13	61.162.617
- Obreros	39	115.644.672
Personal Contratado	43	564.356.724
- Empleados	43	564.356.724
TOTAL	**196**	**1.694.825.581**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	39	115.644.672
II	247.105 - 297.105	1	3.012.960
III	297.106 - 347.106	4	15.229.128
IV	347.107 - 397.107	4	17.972.402
V	397.108 - 447.108	8	40.832.343
VI	447.109 - 497.109	1	5.579.616
VII	497.110 - 547.110	17	106.668.646
VIII	547.111 - 597.111	17	117.581.787
IX	597.112 - 647.112	13	97.952.328
X	647.113 - 697.113	2	16.161.296
XI	697.114 - 747.114	5	42.994.395
XII	747.115 - 797.115	11	101.610.620
XIII	797.116 - 847.116	13	129.308.894
XIV	847.117 - 897.117	14	144.260.720
XV	897.118 - 947.118	4	44.374.952
XVI	947.119 - 997.119	1	11.657.700
XVII	997.120 Y MÁS	42	683.983.122
	TOTAL	**196**	**1.694.825.581**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	3.406.518.318.039
4.07	01	00	00	Transferencias Corrientes Internas	3.398.518.318.039
4.07	01	02	00	Transferencias Corrientes al Sector Público	3.398.518.318.039
4.07	01	02	02	Transferencias Corrientes a los Entes Descentralizados	2.869.412.002.056
				A0080 - Universidad del Zulia (LUZ)	336.258.504.000
				- Recursos Ordinarios	238.743.537.840
				- Gestión Fiscal	83.728.367.496
				- Otras Fuentes de Financiamiento	13.786.598.664
				A0081 - Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	86.463.602.429
				- Recursos Ordinarios	61.389.157.724
				- Gestión Fiscal	21.529.437.005
				- Otras Fuentes de Financiamiento	3.545.007.700
				A0082 - Universidad de Oriente (UDO)	258.887.597.280
				- Recursos Ordinarios	183.810.194.069
				- Gestión Fiscal	64.463.011.723
				- Otras Fuentes de Financiamiento	10.614.391.488

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0083 - Universidad de Los Andes (ULA)	315.900.374.788
				- Recursos Ordinarios	224.289.266.100
				- Gestión Fiscal	78.659.193.322
				- Otras Fuentes de Financiamiento	12.951.915.366
				A0084 - Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	33.630.097.886
				- Recursos Ordinarios	23.877.369.499
				- Gestión Fiscal	8.373.894.374
				- Otras Fuentes de Financiamiento	1.378.834.013
				A0085 - Universidad Nacional Experimental Rafael María Baralt (UNERMB)	34.858.121.375
				- Recursos Ordinarios	24.749.266.176
				- Gestión Fiscal	8.679.672.223
				- Otras Fuentes de Financiamiento	1.429.182.976
				A0086 - Universidad Nacional Experimental Simón Bolívar (USB)	151.574.527.192
				- Recursos Ordinarios	107.617.914.306
				- Gestión Fiscal	37.742.057.271
				- Otras Fuentes de Financiamiento	6.214.555.615
				A0087 - Universidad Nacional Abierta (UNA)	63.762.187.561
				- Recursos Ordinarios	45.271.153.168
				- Gestión Fiscal	15.876.784.703
				- Otras Fuentes de Financiamiento	2.614.249.690
				A0088 - Universidad Nacional Experimental de Guayana (UNEG)	33.345.975.672
				- Recursos Ordinarios	23.675.642.727
				- Gestión Fiscal	8.303.147.942
				- Otras Fuentes de Financiamiento	1.367.185.003
				A0089 - Universidad Centroccidental Lisandro Alvarado (UCLA)	134.144.848.219
				- Recursos Ordinarios	95.242.842.235
				- Gestión Fiscal	33.402.067.207
				- Otras Fuentes de Financiamiento	5.499.938.777
				A0090 - Universidad Pedagógica Experimental Libertador (UPEL)	261.574.350.064
				- Recursos Ordinarios	185.717.788.545
				- Gestión Fiscal	65.132.013.166
				- Otras Fuentes de Financiamiento	10.724.548.353
				A0091 - Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	69.497.116.399
				- Recursos Ordinarios	49.342.952.643
				- Gestión Fiscal	17.304.781.983
				- Otras Fuentes de Financiamiento	2.849.381.773

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0092 - Universidad Nacional Experimental del Táchira (UNET)	44.434.269.241
				- Recursos Ordinarios	31.548.331.161
				- Gestión Fiscal	11.064.133.041
				- Otras Fuentes de Financiamiento	1.821.805.039
				A0093 - Universidad Central de Venezuela (UCV)	459.662.724.513
				- Recursos Ordinarios	321.668.498.304
				- Gestión Fiscal	114.456.018.404
				- Otras Fuentes de Financiamiento	23.538.207.805
				A0094 - Universidad de Carabobo (UC)	303.992.352.900
				- Recursos Ordinarios	215.834.570.559
				- Gestión Fiscal	75.694.095.872
				- Otras Fuentes de Financiamiento	12.463.686.469
				A0095 - Universidad Nacional Experimental Simón Rodríguez (UNESR)	85.408.162.250
				- Recursos Ordinarios	60.639.795.198
				- Gestión Fiscal	21.266.632.400
				- Otras Fuentes de Financiamiento	3.501.734.652
				A0096 - Universidad Nacional Experimental Francisco de Miranda (UNEFM)	52.433.009.216
				- Recursos Ordinarios	37.227.436.543
				- Gestión Fiscal	13.055.819.295
				- Otras Fuentes de Financiamiento	2.149.753.378
				A0186 - Universidad Nacional Experimental del Yaracuy (UNEY)	7.807.662.135
				- Recursos Ordinarios	5.543.440.116
				- Gestión Fiscal	1.944.107.871
				- Otras Fuentes de Financiamiento	320.114.148
				A0196 - Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (UNEFA)	12.947.891.095
				- Recursos Ordinarios	9.193.002.677
				- Gestión Fiscal	3.224.024.883
				- Otras Fuentes de Financiamiento	530.863.535
				A0208 - Universidad Nacional Experimental Sur del Lago Jesús María Semprún (UNESUR)	13.777.741.763
				- Recursos Ordinarios	9.782.196.652
				- Gestión Fiscal	3.430.657.699
				- Otras Fuentes de Financiamiento	564.887.412
				A0307 - Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	2.202.100.000
				- Recursos Ordinarios	1.376.800.000
				- Gestión Fiscal	347.500.000
				- Otras Fuentes de Financiamiento	477.800.000

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0333 - Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	45.422.279.040
				- Recursos Ordinarios	28.791.210.000
				- Gestión Fiscal	14.968.478.040
				– Convenio de Cooperación	4.871.279.040
				– Gastos Propios FUNDAYACUCHO	10.097.199.000
				- Otras Fuentes de Financiamiento	1.662.591.000
				A0366 - Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"	2.000.000.000
				- Recursos Ordinarios	1.420.000.000
				- Gestión Fiscal	498.000.000
				- Otras Fuentes de Financiamiento	82.000.000
				A0415 - Fundación Misión Sucre	40.000.000.000
				- Recursos Ordinarios	28.400.000.000
				- Gestión Fiscal	9.960.000.000
				- Otras Fuentes de Financiamiento	1.640.000.000
				A0912 - Universidad Nacional Experimental Marítima del Caribe (UNEMC)	9.426.507.038
				- Recursos Ordinarios	6.692.819.997
				- Gestión Fiscal	2.347.200.252
				- Otras Fuentes de Financiamiento	386.486.789
				A0942 - Universidad Bolivariana de Venezuela (UBV)	10.000.000.000
				- Recursos Ordinarios	7.100.000.000
				- Gestión Fiscal	2.490.000.000
				- Otras Fuentes de Financiamiento	410.000.000
4.07	01	02	12	Transferencias Corrientes a los Servicios Autónomos sin Personalidad Jurídica	135.409.969.044
				A0011 - Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	135.409.969.044
				– Recursos destinados al CNU	34.372.387.468
				- Recursos Ordinarios	25.673.592.182
				- Gestión Fiscal	8.558.724.480
				- Otras Fuentes de Financiamiento	140.070.806
				– Recursos destinados a las Partidas Centralizadas en el CNU	101.037.581.576
				- Recursos Ordinarios	75.467.485.839
				- Gestión Fiscal	25.158.357.812
				- Otras Fuentes de Financiamiento	411.737.925
4.07	01	02	99	Transferencias corrientes a Otros Organismos del Sector Público	393.696.346.939
				A0006 - Colegio Universitario Francisco de Miranda	13.088.211.792
				- Recursos Ordinarios	9.292.630.371
				- Gestión Fiscal	3.258.964.736
				- Otras Fuentes de Financiamiento	536.616.685

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0007 - Colegio Universitario de Caracas	21.881.222.585
				- Recursos Ordinarios	15.535.668.035
				- Gestión Fiscal	5.448.424.424
				- Otras Fuentes de Financiamiento	897.130.126
				A0008 - Colegio Universitario Prof. José Lorenzo Pérez Rodríguez	6.770.984.110
				- Recursos Ordinarios	4.807.398.718
				- Gestión Fiscal	1.685.975.043
				- Otras Fuentes de Financiamiento	277.610.349
				A0009 - Colegio Universitario Cecilio Acosta, de Los Teques	16.606.833.162
				- Recursos Ordinarios	11.790.851.545
				- Gestión Fiscal	4.135.101.457
				- Otras Fuentes de Financiamiento	680.880.160
				A0026 - Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	16.472.940.061
				- Recursos Ordinarios	11.695.787.443
				- Gestión Fiscal	4.101.762.075
				- Otras Fuentes de Financiamiento	675.390.543
				A0027 - Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto	22.693.993.622
				- Recursos Ordinarios	16.112.735.471
				- Gestión Fiscal	5.650.804.412
				- Otras Fuentes de Financiamiento	930.453.739
				A0028 - Instituto Universitario de Tecnología Dr. Federico Rivero Palacio, Región Capital	19.366.017.904
				- Recursos Ordinarios	13.749.872.712
				- Gestión Fiscal	4.822.138.458
				- Otras Fuentes de Financiamiento	794.006.734
				A0029 - Instituto Universitario de Tecnología Alonso Gamero, Coro	22.359.878.681
				- Recursos Ordinarios	15.875.513.864
				- Gestión Fiscal	5.567.609.792
				- Otras Fuentes de Financiamiento	916.755.025
				A0030 - Instituto Universitario de Tecnología Agroindustrial Región los Andes	21.525.662.111
				- Recursos Ordinarios	15.283.220.099
				- Gestión Fiscal	5.359.889.866
				- Otras Fuentes de Financiamiento	882.552.146
				A0032 - Instituto Universitario de Tecnología de los Llanos	14.068.929.822
				- Recursos Ordinarios	9.988.940.174
				- Gestión Fiscal	3.503.163.526
				- Otras Fuentes de Financiamiento	576.826.122

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0033 - Instituto Universitario de Tecnología de Maracaibo	26.323.654.474
				- Recursos Ordinarios	18.689.794.677
				- Gestión Fiscal	6.554.589.964
				- Otras Fuentes de Financiamiento	1.079.269.833
				A0034 - Instituto Universitario Tecnológico de Ejido	13.490.602.843
				- Recursos Ordinarios	9.578.328.019
				- Gestión Fiscal	3.359.160.108
				- Otras Fuentes de Financiamiento	553.114.716
				A0035 - Instituto Universitario de Tecnología de Yaracuy	13.121.170.356
				- Recursos Ordinarios	9.316.030.953
				- Gestión Fiscal	3.267.171.419
				- Otras Fuentes de Financiamiento	537.967.984
				A0036 - Instituto Universitario de Tecnología de Puerto Cabello	11.718.310.465
				- Recursos Ordinarios	8.320.000.430
				- Gestión Fiscal	2.917.859.306
				- Otras Fuentes de Financiamiento	480.450.729
				A0038 - Instituto Universitario de Tecnología de Valencia	13.376.319.919
				- Recursos Ordinarios	9.497.187.142
				- Gestión Fiscal	3.330.703.660
				- Otras Fuentes de Financiamiento	548.429.117
				A0039 - Instituto Universitario de Tecnología del Estado Trujillo	17.797.014.809
				- Recursos Ordinarios	12.635.880.514
				- Gestión Fiscal	4.431.456.687
				- Otras Fuentes de Financiamiento	729.677.608
				A0040 - Instituto Universitario de Tecnología José Antonio Anzoátegui, El Tigre	19.045.714.553
				- Recursos Ordinarios	13.522.457.333
				- Gestión Fiscal	4.742.382.924
				- Otras Fuentes de Financiamiento	780.874.296
				A0041 - Instituto Universitario Experimental de Tecnología de la Victoria	12.199.135.600
				- Recursos Ordinarios	8.661.386.276
				- Gestión Fiscal	3.037.584.764
				- Otras Fuentes de Financiamiento	500.164.560
				A0042 - Instituto Universitario de Tecnología de Cabimas	23.127.808.930
				- Recursos Ordinarios	16.420.744.340
				- Gestión Fiscal	5.758.824.424
				- Otras Fuentes de Financiamiento	948.240.166

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
				A0043 - Instituto Universitario de Tecnología del Estado Portuguesa	13.785.939.117
				- Recursos Ordinarios	9.788.016.773
				- Gestión Fiscal	3.432.698.840
				- Otras Fuentes de Financiamiento	565.223.504
				A0045 - Instituto Universitario de Tecnología de Cumaná	15.554.011.805
				- Recursos Ordinarios	11.043.348.382
				- Gestión Fiscal	3.872.948.939
				- Otras Fuentes de Financiamiento	637.714.484
				A0048 - Instituto Universitario de Tecnología del Oeste Mariscal Sucre	7.018.628.676
				- Recursos Ordinarios	4.983.226.360
				- Gestión Fiscal	1.747.638.540
				- Otras Fuentes de Financiamiento	287.763.776
				A0053 - Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	9.935.749.039
				- Recursos Ordinarios	7.054.381.818
				- Gestión Fiscal	2.474.001.511
				- Otras Fuentes de Financiamiento	407.365.710
				A0058 - Instituto Universitario de Barlovento	5.721.372.911
				- Recursos Ordinarios	4.062.174.767
				- Gestión Fiscal	1.424.621.855
				- Otras Fuentes de Financiamiento	234.576.289
				A0060 - Instituto Universitario de Tecnología de Caripito	10.179.601.325
				- Recursos Ordinarios	7.227.516.941
				- Gestión Fiscal	2.534.720.730
				- Otras Fuentes de Financiamiento	417.363.654
				A0923 - Instituto Universitario de Tecnología del Estado Apure	1.691.861.143
				- Recursos Ordinarios	1.201.221.412
				- Gestión Fiscal	421.273.425
				- Otras Fuentes de Financiamiento	69.366.306
				A0924 - Instituto Universitario de Tecnología del Estado Barinas	1.857.238.868
				- Recursos Ordinarios	1.318.639.596
				- Gestión Fiscal	462.452.478
				- Otras Fuentes de Financiamiento	76.146.794
				A0925 - Instituto Universitario de Tecnología del Estado Bolívar	2.917.538.256
				- Recursos Ordinarios	2.071.452.162
				- Gestión Fiscal	726.467.026
				- Otras Fuentes de Financiamiento	119.619.068

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	02	00	00	Transferencias de Capital Internas	8.000.000.000
4.07	02	02	00	Transferencias de Capital al Sector Público	8.000.000.000
4.07	02	02	02	Transferencias de Capital a los Entes Descentralizados	8.000.000.000
				A0080 - Universidad del Zulia (LUZ) – Planta Física	3.000.000.000
				- Recursos Ordinarios	2.130.000.000
				- Gestión Fiscal	747.000.000
				- Otras Fuentes de Financiamiento	123.000.000
				A0094 - Universidad de Carabobo (UC) – Planta Física	5.000.000.000
				- Recursos Ordinarios	3.550.000.000
				- Gestión Fiscal	1.245.000.000
				- Otras Fuentes de Financiamiento	205.000.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	17.115.348.454
4.07	01	00	00	Transferencias Corrientes Internas	13.777.800.000
4.07	01	01	00	Transferencias Corrientes al Sector Privado	13.777.800.000
4.07	01	01	10	Subsidios Educacionales al Sector Privado	11.827.300.000
				S0397 - Fe y Alegría - Instituto Universitario Jesús Obrero	2.284.900.000
				- Recursos Ordinarios	1.622.279.000
				- Gestión Fiscal	568.940.100
				- Otras Fuentes de Financiamiento	93.680.900
				S0622 - Fundación La Salle de Ciencias Naturales	9.506.400.000
				- Recursos Ordinarios	6.749.544.000
				- Gestión Fiscal	2.367.093.600
				- Otras Fuentes de Financiamiento	389.762.400
				S0820 - Instituto Universitario Tecnológico de Seguridad Industrial (IUTSI)	26.000.000
				- Recursos Ordinarios	18.460.000
				- Gestión Fiscal	6.474.000
				- Otras Fuentes de Financiamiento	1.066.000
				S1508 - Instituto Universitario de la Audición y el Lenguaje	10.000.000
				- Recursos Ordinarios	7.100.000
				- Gestión Fiscal	2.490.000
				- Otras Fuentes de Financiamiento	410.000

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	01	01	11	Subsidios a Universidades Privadas	1.950.500.000
				S0818 - Instituto Universitario Eclesiástico Seminario Interdiocesano Santa Rosa de Lima	3.000.000
				- Recursos Ordinarios	2.130.000
				- Gestión Fiscal	747.000
				- Otras Fuentes de Financiamiento	123.000
				S0978 - Universidad Andina Simón Bolívar	362.500.000
				- Recursos Ordinarios	257.375.000
				- Gestión Fiscal	90.262.500
				- Otras Fuentes de Financiamiento	14.862.500
				S0979 - Universidad Católica Andrés Bello	610.000.000
				- Recursos Ordinarios	433.100.000
				- Gestión Fiscal	151.890.000
				- Otras Fuentes de Financiamiento	25.010.000
				S0980 - Universidad Católica del Táchira	910.000.000
				- Recursos Ordinarios	646.100.000
				- Gestión Fiscal	226.590.000
				- Otras Fuentes de Financiamiento	37.310.000
				S0981 - Universidad Cecilio Acosta	40.000.000
				- Recursos Ordinarios	28.400.000
				- Gestión Fiscal	9.960.000
				- Otras Fuentes de Financiamiento	1.640.000
				S0990 - Universidad Rafael Urdaneta	25.000.000
				- Recursos Ordinarios	17.750.000
				- Gestión Fiscal	6.225.000
				- Otras Fuentes de Financiamiento	1.025.000
4.07	99	00	00	Transferencias Corrientes y de Capital Diversas	3.337.548.454
4.07	99	01	00	Transferencias Corrientes Diversas	3.337.548.454
				S0109 - Asociación para el Progreso de la Investigación Universitaria (APIU)	2.000.000
				- Recursos Ordinarios	1.420.000
				- Gestión Fiscal	498.000
				- Otras Fuentes de Financiamiento	82.000
				S1507 - Programa de Crédito Educativo a Estudiantes de Educación Superior	3.335.548.454
				- Recursos Ordinarios	2.368.239.402
				- Gestión Fiscal	830.551.565
				- Otras Fuentes de Financiamiento	136.757.487

PROGRAMA: 02 - POLÍTICAS ACADÉMICAS

UNIDAD EJECUTORA: ADMINISTRACION Y SERVICIOS

EL Viceministerio de Políticas Académicas tiene por objeto planificar, dirigir y coordinar las actividades orientadas a la asesoría, ejecución, seguimiento, evaluación, control y difusión de las políticas académicas formuladas por el Ministerio de Educación Superior, a fin de fortalecer la calidad, equidad y pertinencia de la Educación Superior en concordancia con las políticas del Estado venezolano, a través de la conformación de programas y proyectos que apoyen su gestión.

El hecho de repensar sobre las instituciones de educación superior para ir construyendo un verdadero sistema de educación superior, pensar en la transformación curricular en su conjunto, lo cual le da base al sistema, el significado de la carrera académica para el personal docente, la importancia de la evaluación y acreditación de las instituciones del sector, la evaluación y nuevos criterios para los postgrados, la evaluación para la creación de nuevas universidades, programas, bien sea de pregrado o postgrado, todo lo relacionado con docencia y extensión está vinculado a las políticas a desarrollar.

Estas políticas se pueden resumir como sigue:

- La estructuración del sistema de educación superior y sus instituciones, propósitos y niveles para la articulación y reciprocidad entre ellas y la transferencia de estudiantes y profesores entre instituciones y niveles.

- Elevar la calidad académica de las instituciones y mejorar su eficiencia institucional.

- Mejorar la equidad en el acceso y en el desempeño de los estudiantes.

- Lograr una mayor pertinencia social de la educación superior en los distintos ámbitos territoriales.

- Lograr una mayor interrelación de las instituciones con las comunidades de su entorno.

- Promover y fortalecer la cooperación nacional e internacional entre las instituciones de educación superior.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Diseño, formulación e instrumentación de políticas académicas para el sistema de educación superior, que contribuyan a mejorar los procesos de docencia, investigación y extensión del sector	Políticas y/o Proyectos	1	25.498.178.258
TOTAL			**25.498.178.258**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	1.190.108.258
	- Recursos Ordinarios	996.963.032
	- Gestión Fiscal	92.345.226
	- Programas y Proyectos	100.800.000
	Modernización de la Educación Técnica (Tecnología Superior)	100.800.000
4.02	Materiales y suministros	2.625.133.400
	- Recursos Ordinarios	13.800.000
	- Programas y Proyectos	2.611.333.400
	Todas las Manos a la Siembra	2.611.333.400
4.03	Servicios no personales	7.514.880.000
	- Recursos Ordinarios	115.200.000
	- Gestión Fiscal	28.000.000
	- Programas y Proyectos	7.371.680.000
	Modernización de la Educación Técnica (Tecnología Superior)	399.200.000
	Actualización Académica para la Pertinencia Social de las Universidades	6.972.480.000
4.04	Activos reales	14.085.556.600
	- Programas y Proyectos	14.085.556.600
	Modernización de la Educación Técnica (Tecnología Superior)	13.444.960.000
	Oficina de Atención al Estudiante y Defensoría Estudiantil	640.596.600
4.07	Transferencias	82.500.000
	- Recursos Ordinarios	82.500.000
	TOTAL	**25.498.178.258**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	38	336.394.867
- Directivo	3	49.967.913
- Profesional y Técnico	31	266.398.469
- Personal Administrativo	4	20.028.485
Personal Contratado	7	100.800.000
- Empleados	7	100.800.000
TOTAL	**45**	**437.194.867**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	1	4.024.527
IV	347.107 - 397.107	1	4.250.808
V	397.108 - 447.108	2	10.214.504
VI	447.109 - 497.109	2	11.421.903
VII	497.110 - 547.110	1	5.992.401
VIII	547.111 - 597.111	3	21.349.728
IX	597.112 - 647.112	4	30.233.328
X	647.113 - 697.113	4	31.552.188
XI	697.114 - 747.114	3	25.780.490
XII	747.115 - 797.115	1	9.318.684
XIII	797.116 - 847.116	11	108.076.197
XIV	847.117 - 897.117		
XV	897.118 - 947.118	1	11.224.188
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	11	163.755.921
	TOTAL	**45**	**437.194.867**

PROGRAMA: 03 - POLÍTICAS ESTUDIANTILES

UNIDAD EJECUTORA: ADMINISTRACION Y SERVICIOS

La creación del Viceministerio de Políticas Estudiantiles constituye una importante innovación en la estructura estatal que rescata la prioridad de estado que se le otorga, tanto al estudiante sujeto y objeto del proceso educativo, como a la función formadora de las Instituciones de Educación Superior. Su función es planificar, dirigir coordinar asesorar, ejecutar, evaluar, controlar y difundir las Políticas Estudiantiles formuladas por el Ministerio de Educación Superior, a fin de fortalecer la calidad equidad y pertinencia social de la educación superior, así como la integración y participación social del estudiante de acuerdo con las políticas del Estado Venezolano mediante la conformación de programas y proyectos.

La acciones de este Vice ministerio se concibe fundamentalmente articulada e integrada al Viceministerio de Políticas Académica, en tanto ambos atienden desde dos vertientes complementarias e inseparables al ámbito de la educación superior.

Las Políticas Estudiantiles abarcan tres grandes ámbitos:

Desempeño Estudiantil

Entendido como el conjunto de experiencias y logros educativos de los estudiantes, derivados de su relación con la educación superior y de los aportes que ésta hace a su iniciativa profesional y a su formación integral como sujeto capaz de pensar y de actuar críticamente. Desde un enfoque integral de desempeño estudiantil, el mejoramiento continuo de éste implica el desarrollo de políticas que considere entre otros aspectos:

- Las condiciones de ingreso a la educación superior.
- La formación previa de los aspirantes.

- El tránsito de la educación media a la educación superior.
- La revisión de los procesos de enseñanza, ambientes formativos más allá de las aulas de clase.
- La valoración social de las instituciones y carreras.
- Las vinculaciones de formación con los campos de desempeño profesional.
- Las competencias y cualidades que se desarrollan.

Las condiciones de ingreso a la actividad profesional, entendiendo que el conjunto de estos aspectos confluye en la calidad, la equidad y la pertinencia de la formación de los estudiantes en la educación superior y que estos temas tienen que ser puntos centrales en la agenda de transformación del sistema y de cada una de las instituciones que lo conforman

Atención Integral al Estudiante

Concebida desde una perspectiva teórico-pedagógica que promueve el desarrollo estudiantil como parte del proceso de formación integral y que comprende el conjunto de acciones planificadas dirigidas al mejoramiento del desempeño académico en condiciones de equidad, cuyo objetivo es elevar la calidad de vida estudiantil como soporte fundamental para el logro de la misión de las Instituciones de Educación Superior (IES). Contempla los servicios de prevención, asistencia y apoyo a los estudiantes como elementos claves para el desempeño estudiantil y que exige el desarrollo de esfuerzos bajo un enfoque preventivo e integral, de modo que estos servicios se constituyan en un sistema de atención efectivo, que responda a las necesidades de los estudiantes y que sea garante de condiciones que posibiliten el acceso y prosecución a la educación superior de sectores tradicionalmente excluidos.

Participación Estudiantil

Cuya promoción y fortalecimiento parte de la convicción de que el ejercicio de la democracia participativa tiene que ser concebido como uno de los ejes fundamentales de la experiencia estudiantil universitaria y que constituye una de las contribuciones principales de la educación superior a la formación de la ciudadanía. La consolidación de la participación estudiantil como rasgo inherente a la educación superior tendría que expresarse tanto en la actividad estrictamente académica (estimulando una pedagogía universitaria crítica, reflexiva y creativa, así como promoviendo la integración de los estudiantes a labores de investigación y extensión) como en la vida cultural, social y deportiva de las instituciones en la discusión política y en la gestión, en la existencia de múltiples organizaciones y en el desarrollo y sostenimiento de relaciones con estudiantes y comunidades académicas de otras instituciones nacionales e internacionales, con el entorno socio cultural y con los actores sociales vinculados a los campos de desempeño profesional.

Para el cumplimiento de sus funciones en estos ámbitos, el Viceministerio de Políticas Estudiantiles cuenta con dos direcciones, la Dirección General de Desempeño Estudiantil y la Dirección General de Atención Integral al Estudiante. Las competencias centrales de cada Dirección se especifican en el recuadro siguiente las áreas de acción están fuertemente interrelacionadas, lo cual impone una labor conjunta de ambas Direcciones articuladas en proyectos comunes.

Desempeño Estudiantil

- Política de selección, admisión y orientación profesional.
- Acciones orientadas a la igualdad de condiciones para el ingreso a la educación superior.
- Programas integrales de apoyo para el mejoramiento continuo del desempeño.
- Acciones hacia las IES para constituir el mejoramiento continuo del desempeño.

Atención Integral al Estudiante

- Sistema de Información, asesoría legal y defensoría
- Sistema de prevención y asistencia dirigido a los estudiantes de las instituciones de educación superior.
- Políticas de Integración y participación social del estudiante.

METAS (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Diseño, formulación e instrumentación de políticas estudiantiles que fortalezcan la calidad, equidad y pertinencia de la educación superior	Políticas y/o Proyectos	1	1.413.977.417
TOTAL			**1.413.977.417**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	1.174.477.417
	- Recursos Ordinarios	1.074.147.699
	- Gestión Fiscal	100.329.718
4.02	Materiales y suministros	13.800.000
	- Recursos Ordinarios	13.800.000
4.03	Servicios no personales	143.200.000
	- Recursos Ordinarios	73.200.000
	- Gestión Fiscal	70.000.000
4.07	Transferencias	82.500.000
	- Recursos Ordinarios	82.500.000
	TOTAL	**1.413.977.417**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	41	359.291.675
- Directivo	3	47.540.196
- Profesional y Técnico	37	307.155.359
- Personal Administrativo	1	4.596.120
TOTAL	**41**	**359.291.675**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	2	9.261.261
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110	3	18.589.272
VIII	547.111 - 597.111	5	33.537.807
IX	597.112 - 647.112	8	60.066.984
X	647.113 - 697.113	2	16.164.971
XI	697.114 - 747.114	5	43.207.632
XII	747.115 - 797.115	7	64.809.000
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	4	41.059.116
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	5	72.595.632
	TOTAL	**41**	**359.291.675**

Ministerio de Comunicación e Información

MINISTERIO DE COMUNICACIÓN E INFORMACIÓN

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

El Ministerio de Comunicación e Información, de reciente creación de conformidad con lo dispuesto en el Decreto No. 1.928, de fecha 19 de agosto de 2002, publicado en Gaceta Oficial de la República Bolivariana de Venezuela No. 37.509 de 20 de agosto de 2002, tiene entre sus principales competencias:

- Formular, dirigir, planificar, coordinar, supervisar y evaluar las políticas de información y publicidad del Estado y de la Administración Pública Nacional.

- Diseñar políticas y estrategias encaminadas a propiciar intercambios informativos y a fortalecer las relaciones del Poder Ejecutivo con los distintos niveles políticos territoriales, los ciudadanos y demás órganos del Poder Publico.

A fin de cumplir con las competencias asignadas, este Ministerio ha diseñado el Plan Operativo Anual y el Plan Operativo Institucional, enmarcados en el Área del Equilibrio Político y cuya directriz estratégica está enfocada al desarrollo de la nueva política comunicacional e informativa del Estado, estableciendo dos objetivos principales, a saber:

- Incrementar y mejorar la cobertura y divulgación de la gestión de Gobierno; esto a fin de divulgar la información concerniente a la gestión de gobierno, en los ámbitos nacional e internacional.

- Desarrollar el Sistema Integral de Comunicación e Información, fortaleciendo la infraestructura de soporte comunicacional del Estado y articulando la política comunicacional dentro de la Administración Pública Nacional.

Para la ejecución de estos objetivos estratégicos, el Ministerio prevé prestar apoyo administrativo y operativo a las unidades de diseño y desarrollo de la política comunicacional de la Administración Pública Nacional.

Asimismo, se propone diseñar y planificar el curso de acción de la política comunicacional e informativa de la Administración Pública Nacional y desarrollar actividades y/o campañas comunicacionales, informativas y publicitarias, formuladas por el MinCI, a fin de incrementar y mejorar la cobertura y divulgación de la gestión de gobierno.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Dirigir, coordinar y apoyar a las unidades de diseño y desarrollo de la política comunicacional de la Administración Pública Nacional	Informe	1	101.866.203.620
Diseñar y planificar el curso de acción de la política comunicacional e informativa de la Administración Pública Nacional, mediante el desarrollo del Sistema Integral de Comunicación e Información	Informe	1	18.634.074.060
Desarrollar actividades y campañas comunicacionales, informativas y publicitarias, a fin de incrementar y mejorar la cobertura y divulgación de la gestión de gobierno	Informe	1	14.994.122.320
TOTAL			**135.494.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Sistema Comunicacional e Información	135.494.400.000
	TOTAL	**135.494.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de personal	10.442.986.172
	- Recursos Ordinarios	10.442.986.172
402	Materiales y suministros	3.987.956.264
	- Recursos Ordinarios	1.655.409.543
	- Gestión Fiscal	933.385.660
	- Otras Fuentes de Financiamiento	1.399.161.061
403	Servicios no personales	51.760.103.573
	- Recursos Ordinarios	38.844.746.524
	- Gestión Fiscal	11.665.357.049
	- Otras Fuentes de Financiamiento	1.250.000.000
404	Activos reales	6.234.577.191
	- Recursos Ordinarios	4.837.074.061
	- Gestión Fiscal	1.346.664.191
	- Otras Fuentes de Financiamiento	50.838.939
407	Transferencias	63.068.776.800
	- Recursos Ordinarios	20.798.283.700
	- Gestión Fiscal	38.886.293.100
	- Otras Fuentes de Financiamiento	3.384.200.000
	TOTAL	**135.494.400.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	83	367.569.383
- Directivo	5	66.006.435
- Profesional y Técnico	11	66.751.592
- Administrativo	19	76.888.029
- Obrero	48	157.923.327
Personal Contratado	374	3.138.498.480
- Empleado	367	3.117.741.744
- Obrero	7	20.756.736
TOTAL	**457**	**3.506.067.863**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	13	38.548.224
II	247.105 - 297.105	70	232.358.392
III	297.106 - 347.106	4	14.586.840
IV	347.107 - 397.107	14	61.702.258
V	397.108 - 447.108	19	92.554.033
VI	447.109 - 497.109	18	98.785.096
VII	497.110 - 547.110	10	60.000.000
VIII	547.111 - 597.111	135	891.000.000
IX	597.112 - 647.112	33	237.842.564
X	647.113 - 697.113	1	7.800.000
XI	697.114 - 747.114	4	33.600.000
XII	747.115 - 797.115	20	180.942.437
XIII	797.116 - 847.116	36	345.996.000
XIV	847.117 - 897.117	3	31.290.528
XV	897.118 - 947.118	1	10.800.000
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	76	1.168.261.491
	TOTAL	**457**	**3.506.067.863**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO (En Bolívares)

Código	Denominación	Presupuesto 2004
A0076	Servicio Autónomo Radio Nacional de Venezuela	8.403.993.500
A0079	Servicio Autónomo Imprenta Nacional y Gaceta Oficial	6.515.374.000
A0097	Servicio Autónomo VENPRES	6.129.419.300
A0608	C.A. Venezolana de Televisión	30.388.940.000
A1207	Corporación Venezolana de Telecomunicaciones (COVETEL)	11.631.050.000
	TOTAL	**63.068.776.800**

PROGRAMA: 01 Sistema Comunicacional e Información

UNIDAD EJECUTORA: Dirección y Coordinación

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Dirigir, coordinar y apoyar a las unidades de diseño y desarrollo de la política comunicacional de la Administración Pública Nacional	Informe	1	101.866.203.620
Diseñar y planificar el curso de acción de la política comunicacional e informativa de la Administración Pública Nacional, mediante el desarrollo del Sistema Integral de Comunicación e Información	Informe	1	18.634.074.060
Desarrollar actividades y campañas comunicacionales, informativas y publicitarias, a fin de incrementar y mejorar la cobertura y divulgación de la gestión de gobierno	Informe	1	14.994.122.320
TOTAL			**135.494.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
401	Gastos de personal	10.442.986.172
	- Recursos Ordinarios	10.442.986.172
402	Materiales y suministros	3.987.956.264
	- Recursos Ordinarios	1.655.409.543
	- Gestión Fiscal	933.385.660
	- Otras Fuentes de Financiamiento	1.399.161.061
403	Servicios no personales	51.760.103.573
	- Recursos Ordinarios	38.844.746.524
	- Gestión Fiscal	11.665.357.049
	- Otras Fuentes de Financiamiento	1.250.000.000
404	Activos reales	6.234.577.191
	- Recursos Ordinarios	4.837.074.061
	- Gestión Fiscal	1.346.664.191
	- Otras Fuentes de Financiamiento	50.838.939
407	Transferencias	63.068.776.800
	- Recursos Ordinarios	20.798.283.700
	- Gestión Fiscal	38.886.293.100
	- Otras Fuentes de Financiamiento	3.384.200.000
	TOTAL	**135.494.400.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	83	367.569.383
- Directivo	5	66.006.435
- Profesional y Técnico	11	66.751.592
- Administrativo	19	76.888.029
- Obrero	48	157.923.327
Personal Contratado	374	3.138.498.480
- Empleado	367	3.117.741.744
- Obrero	7	20.756.736
TOTAL	**457**	**3.506.067.863**

ASIGNACIONES A ORGANISMOS DEL SECTOR PÚBLICO
(En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
407	00	00	00	Transferencias	63.068.776.800
407	01	00	00	Transferencias corrientes internas	63.068.776.800
407	01	02	00	Transferencias corrientes al sector público	63.068.776.800
407	01	02	06	Transferencias corrientes a las empresas públicas no financieras	42.019.990.000
				A0608 - C.A. Venezolana de Televisión	30.388.940.000
				- Recursos Ordinarios	8.813.100.000
				- Gestión Fiscal	20.599.000.000
				- Otras Fuentes de Financiamiento	976.840.000
				A1207 - Corporación Venezolana de Telecomunicaciones (COVETEL)	11.631.050.000
				- Recursos Ordinarios	2.004.210.000
				- Gestión Fiscal	8.950.000.000
				- Otras Fuentes de Financiamiento	676.840.000
407	01	02	12	Transferencias corrientes a los servicios autónomos sin personalidad jurídica	21.048.786.800
				A0076 - Servicio Autónomo Radio Nacional de Venezuela	8.403.993.500
				- Recursos Ordinarios	3.777.153.500
				- Gestión Fiscal	3.950.000.000
				- Otras Fuentes de Financiamiento	676.840.000
				A0079 - Servicio Autónomo Imprenta Nacional y Gaceta Oficial	6.515.374.000
				- Recursos Ordinarios	2.802.240.900
				- Gestión Fiscal	3.036.293.100
				- Otras Fuentes de Financiamiento	676.840.000
				A0097 - Servicio Autónomo VENPRES	6.129.419.300
				- Recursos Ordinarios	3.401.579.300
				- Gestión Fiscal	2.351.000.000
				- Otras Fuentes de Financiamiento	376.840.000

Presidencia de la República

PRESIDENCIA DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La Presidencia de la República, tiene como misión fundamental dirigir la acción de Gobierno y de la Administración Pública Nacional, a través de la concepción de políticas y estrategias que consoliden el desarrollo sustentable de la Nación.

El Despacho de la Presidencia de la República, como órgano promotor y rector de las políticas del Alto Gobierno y en el marco de las disposiciones vigentes, orientará sus recursos para gestionar los objetivos y metas, mediante una racional y austera disciplina fiscal, recurriéndose a la instrumentación de procesos administrativos – financieros óptimos, que apoyen una vez más los avances en la transformación institucional y contribuyan al desarrollo del Proyecto País.

En el ámbito del desarrollo y fortalecimiento de los roles participativos de los entes de la Administración Pública Nacional, la Presidencia de la República centrará sus esfuerzos para lograr una eficiente y eficaz acción administrativa, ejerciendo una estrecha coordinación con sus unidades, para alcanzar el máximo desempeño institucional.

En la ejecución de las decisiones del Presidente de la República para el Ejercicio Fiscal 2004, se ejecutarán las siguientes acciones, dándose cumplimento con lo establecido en el Artículo 17, de la reforma del Decreto sobre Organización y Funcionamiento de la Administración Pública Nacional:

- Apoyar a la Oficina de Gestión Interna en la elaboración y supervisión de la ejecución del Presupuesto de la Presidencia de la República, además de buscar los más altos niveles de productividad y manejo de los recursos de materiales financieros.
- En el ámbito del Plan Antidroga 2002 – 2007, se adelantarán acciones que tiendan al seguimiento y control de los proyectos contemplados en el referido Plan, destacándose:
 - Producción y difusión nacional de materiales educativos e informativos especializados en materia de drogas.
 - Generar los dispositivos institucionales para aumentar la coordinación entre los cuerpos policiales.
 - Instrumentar un programa que permita lograr la reducción en el desvío de químicos utilizados en la fabricación de drogas.
 - Implantación de un sistema Nacional en materia de droga.
- Prestar al ciudadano Presidente de la República y a sus familiares, los servicios generales de seguridad personal y a las instalaciones donde se desarrollen sus actividades, así como las atenciones protocolares.
- Atender, orientar y dar respuesta oportuna a los ciudadanos de escasos recursos, provenientes de las diferentes regiones del país, que acudan en buscas de ayuda y soliciten apoyo del Ciudadano Presidente de la República, como vía para solventar los problemas socioeconómicos que confrontan, a través de la aplicación de procesos internos que permitan la recepción, análisis, trámites y seguimiento de cada una de las solicitudes.
- Administrar, supervisar y garantizar el mantenimiento de todas las instalaciones de la Presidencia de la República.
- Cubrir todas las necesidades y requerimientos logísticos en las Instalaciones Presidenciales y en las actividades en las cuales se encuentre el Ciudadano Presidente de la República y el Director del Despacho.
- Garantizar la operatividad de la flota automotor, para satisfacer plenamente las necesidades del servicio de traslado del personal y bienes de la Presidencia de la República.

- Evaluar el grado de cumplimiento y eficacia de los sistemas de administración e información gerencial y de los instrumentos de control interno incorporados en ellos; el examen de los registros y estados financieros para determinar su pertinencia, eficiencia, eficacia y economía de las operaciones realizadas y recomendar los correctivos necesarios. Abrir y sustanciar investigaciones por la comisión de hechos irregulares, con el objeto de establecer las responsabilidades a que hubiera lugar.
- La Institución ejercerá un rol de ente encargado de la conducción de la política de seguridad y defensa, para fortalecer y consolidar la soberanía nacional y asesorar al Poder Público, en materia de su competencia.
- El Consejo de Defensa de la Nación, dentro del proceso de modernización que adelanta el Ejecutivo Nacional, ha adecuado su misión, bajo el esquema de organismo rector en materia, de seguridad y defensa integral de la Nación, actualizando los sistemas y procedimientos en esta materia, con la finalidad de satisfacer las necesidades de la misión asignada, lo que permite que la gestión del CODENA, esté fundamentada en los principios constitucionales.

Lo anteriormente expuesto permitirá dar continuidad y consolidar las políticas siguientes:

- Fortalecer el papel de la institución como máximo organismo de asesoramiento del Poder Público Nacional en materia de seguridad y defensa de la nación.
- Desarrollar y establecer los principios rectores en materia de seguridad y defensa integral de la nación.
- Coordinar el manejo de políticas públicas nacionales, en integración con agentes públicos y privados vinculados con la seguridad y defensa integral de la nación.
- Consolidar y ampliar los mecanismos de coordinación, cooperación e interrelación institucionales en el nivel interno y externo.
- Capacitar al personal para asesorar al más alto nivel estratégico del Poder Público Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Fortalecimiento del desempeño institucional de la Presidencia de la República, a través del desarrollo de políticas y estrategias que impulsen el accionar logístico y administrativo	Programa	1	88.110.617.752
Consolidación del Sistema Nacional de Prevención en materia de drogas	Programa	1	2.286.725.782
Garantizar y sostener el funcionamiento operativo de las Residencias Presidenciales	Programa	1	1.817.946.607
Garantizar el resguardo y protección integral a la Presidencia de la República en materia de seguridad	Programa	1	4.020.725.591
Ejecutar programas de pensiones por vía de gracia, becas escolares y universitarias y donaciones a personas de los sectores más necesitados del país	Programa	1	8.161.139.403
Garantizar y sostener el funcionamiento operativo de las edificaciones de la Presidencia de la República	Programa	1	3.293.392.124
Garantizar los insumos necesarios requeridos en los eventos y demás actos protocolares de la Presidencia de la República	Programa	1	1.541.712.107
Proveer los servicios de transporte y asegurar la operatividad del parque automotor	Programa	1	2.351.633.454
Controlar, vigilar y fiscalizar los ingresos, los gastos y bienes asignados a la Presidencia de la República	Programa	1	422.966.389
Conducir la política de seguridad y defensa, para fortalecer y consolidar la soberanía nacional y asesorar al Poder Público, en materia de su competencia	Programa	1	3.421.840.791
TOTAL			**115.428.700.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección del Despacho	112.006.859.209
02	Consejo de Defensa de la Nación	3.421.840.791
	Total	**115.428.700.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	36.313.405.706
	- Recursos Ordinarios	28.450.465.664
	- Gestión Fiscal	7.212.940.042
	- Otras Fuentes de Financiamiento	650.000.000
4.02	Materiales y suministros	7.067.769.722
	- Recursos Ordinarios	3.897.969.722
	- Gestión Fiscal	2.310.800.000
	- Otras Fuentes de Financiamiento	859.000.000
4.03	Servicios no personales	23.496.090.336
	- Recursos Ordinarios	8.918.261.911
	- Gestión Fiscal	14.094.629.025
	- Otras Fuentes de Financiamiento	483.199.400
4.04	Activos reales	3.370.430.740
	- Recursos Ordinarios	671.590.884
	- Gestión Fiscal	2.698.839.856
4.07	Transferencias	45.181.003.496
	- Recursos Ordinarios	20.971.611.819
	- Gestión Fiscal	20.722.591.077
	- Otras Fuentes de Financiamiento	3.486.800.600
	Total	**115.428.700.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	926	6.787.941.659
- Directivo	44	581.360.085
- Profesional y Técnico	240	2.896.028.943
- Administrativo	189	1.498.939.329
- Obrero	453	1.811.613.302
Personal Contratado	191	1.461.100.944
- Empleado	126	1.150.573.008
- Obrero	65	310.527.936
TOTAL	**1.117**	**8.249.042.603**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	216	736.875.926
III	297.106 - 347.106	237	936.017.247
IV	347.107 - 397.107	147	658.095.595
V	397.108 - 447.108	55	280.114.557
VI	447.109 - 497.109	62	357.433.171
VII	497.110 - 547.110	8	49.569.644
VIII	547.111 - 597.111	43	298.967.038
IX	597.112 - 647.112	23	171.986.096
X	647.113 - 697.113	49	392.753.956
XI	697.114 - 747.114	30	258.161.119
XII	747.115 - 797.115	33	300.650.214
XIII	797.116 - 847.116	17	167.719.908
XIV	847.117 - 897.117	20	206.105.364
XV	897.118 - 947.118	13	142.830.300
XVI	947.119 - 997.119	19	218.835.084
XVII	997.120 Y MÁS	145	3.072.927.384
	TOTAL	**1.117**	**8.249.042.603**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	20.450.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	20.450.000.000
4.07	99	01	00	Transferencias corrientes diversas	10.450.000.000
				S0887 - Pre-Escolar María Concepción Palacios	450.000.000
				S0963 - Transferencias Diversas	10.000.000.000
4.07	99	02	00	Transferencias de capital diversas	10.000.000.000
				S0963 - Transferencias Diversas	10.000.000.000

PROGRAMA: 01 Dirección del Despacho

UNIDAD EJECUTORA: Oficina de Gestión Interna

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Fortalecimiento del desempeño institucional de la Presidencia de la República, a través del desarrollo de políticas y estrategias que impulsen el accionar logístico y administrativo	Programa	1	88.110.617.752
Consolidación del Sistema Nacional de Prevención en materia de drogas	Programa	1	2.286.725.782
Garantizar y sostener el funcionamiento operativo de las Residencias Presidenciales	Programa	1	1.817.946.607
Garantizar el resguardo y protección integral a la Presidencia de la República en materia de seguridad	Programa	1	4.020.725.591
Ejecutar programas de pensiones por vía de gracia, becas escolares y universitarias y donaciones a personas de los sectores más necesitados del país	Programa	1	8.161.139.403
Garantizar y sostener el funcionamiento operativo de las edificaciones de la Presidencia de la República	Programa	1	3.293.392.124

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Garantizar los insumos necesarios requeridos en los eventos y demás actos protocolares de la Presidencia de la República	Programa	1	1.541.712.107
Proveer los servicios de transporte y asegurar la operatividad del parque automotor	Programa	1	2.351.633.454
Controlar, vigilar y fiscalizar los ingresos, los gastos y bienes asignados a la Presidencia de la República	Programa	1	422.966.389
TOTAL			**112.006.859.209**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	34.262.780.183
	- Recursos Ordinarios	26.762.438.428
	- Gestión Fiscal	6.850.341.755
	- Otras Fuentes de Financiamiento	650.000.000
4.02	Materiales y suministros	6.773.769.722
	- Recursos Ordinarios	3.618.269.722
	- Gestión Fiscal	2.306.500.000
	- Otras Fuentes de Financiamiento	849.000.000
4.03	Servicios no personales	22.726.590.336
	- Recursos Ordinarios	8.418.261.911
	- Gestión Fiscal	13.828.129.025
	- Otras Fuentes de Financiamiento	480.199.400
4.04	Activos reales	3.163.430.740
	- Recursos Ordinarios	671.590.884
	- Gestión Fiscal	2.491.839.856
4.07	Transferencias	45.080.288.228
	- Recursos Ordinarios	20.888.496.551
	- Gestión Fiscal	20.704.991.077
	- Otras Fuentes de Financiamiento	3.486.800.600
TOTAL		**112.006.859.209**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	838	6.251.476.857
- Directivo	44	581.360.085
- Profesional y Técnico	200	2.573.602.467
- Administrativo	162	1.374.567.193
- Obrero	432	1.721.947.112
Personal Contratado	179	1.316.790.864
- Empleado	114	1.006.262.928
- Obrero	65	310.527.936
TOTAL	**1.017**	**7.568.267.721**

RELACIÓN DE SUBSIDIOS (En Bolívares)

Pa	Ge	Es	SE	Denominación	Presupuesto 2004
4.07	00	00	00	Transferencias	20.450.000.000
4.07	99	00	00	Transferencias corrientes y de capital diversas	20.450.000.000
4.07	99	01	00	Transferencias corrientes diversas	10.450.000.000
				S0887 - Pre-Escolar María Concepción Palacios	450.000.000
				- Recursos Ordinarios	450.000.000
				S0963 - Transferencias Diversas.	10.000.000.000
				- Recursos Ordinarios	1.558.478.105
				- Gestión Fiscal	7.000.000.000
				- Otras Fuentes de Financiamiento	1.441.521.895
4.07	99	02	00	Transferencias de capital diversas	10.000.000.000
				S0963 - Transferencias Diversas	10.000.000.000
				- Recursos Ordinarios	2.500.000.000
				- Gestión Fiscal	5.454.721.295
				- Otras Fuentes de Financiamiento	2.045.278.705

PROGRAMA: 02 Consejo de Defensa de la Nación

UNIDAD EJECUTORA: Oficina de Gestión Interna

METAS Y VOLÚMENES DE TRABAJO (Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Conducir la política de seguridad y defensa, para fortalecer y consolidar la soberanía nacional y asesorar al Poder Público, en materia de su competencia	Programa	1	3.421.840.791
TOTAL			**3.421.840.791**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de personal	2.050.625.523
	- Recursos Ordinarios	1.688.027.236
	- Gestión Fiscal	362.598.287
4.02	Materiales y suministros	294.000.000
	- Recursos Ordinarios	279.700.000
	- Gestión Fiscal	4.300.000
	- Otras Fuentes de Financiamiento	10.000.000
4.03	Servicios no personales	769.500.000
	- Recursos Ordinarios	500.000.000
	- Gestión Fiscal	266.500.000
	- Otras Fuentes de Financiamiento	3.000.000
4.04	Activos reales	207.000.000
	- Gestión Fiscal	207.000.000
4.07	Transferencias	100.715.268
	- Recursos Ordinarios	83.115.268
	- Gestión Fiscal	17.600.000
TOTAL		**3.421.840.791**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	88	536.464.802
- Profesional y Técnico	40	322.426.476
- Administrativo	27	124.372.136
- Obrero	21	89.666.190
Personal Contratado	12	144.310.080
- Empleado	12	144.310.080
TOTAL	**100**	**680.774.882**

Consejo Moral Repúblicano

CONSEJO MORAL REPUBLICANO

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

El Consejo Moral Republicano como órgano de expresión del Poder Ciudadano, tiene a su cargo de conformidad con la Constitución de la República Bolivariana de Venezuela y la Ley Orgánica del Poder Ciudadano, prevenir, investigar y sancionar los hechos que atenten contra la ética pública y la moral administrativa; velar por la buena gestión y la legalidad en el uso del patrimonio público, el cumplimiento y la aplicación del principio de la legalidad en toda la actividad administrativa del estado; promover la educación como proceso creador de la ciudadanía, así como la solidaridad, la libertad, la democracia, la responsabilidad social y el trabajo.

En la formulación del Presupuesto de Gastos del Consejo Moral Republicano, para el Ejercicio Fiscal 2004, en consonancia con los planes operativos de los órganos que conforman el Poder Ciudadano (Contraloría General de la República, Ministerio Público y Defensoría del Pueblo), se consideran las siguientes políticas:

- Fortalecimiento Institucional del Consejo Moral Republicano y de su posicionamiento en el espectro de las instituciones públicas y en la sociedad en general, mediante la proyección de imagen en el ámbito nacional, estableciendo mecanismos para la atención de denuncias, garantizar su operatividad administrativa, implantar un sistema de información oportuno y confiable, establecer un sistema de recursos humanos adecuados a las necesidades y características del Consejo y desarrollar las normativas jurídicas que rige su actuación.

- Promover el conocimiento y estudio de la Constitución de la República Bolivariana de Venezuela, con el objetivo de coadyuvar a la gestión de una sociedad conciente del marco jurídico y político que la rige, para lo cual se pretende publicar y distribuir material impreso, relacionado con materias institucionales y dictar foros y talleres sobre temas constitucionales, en concordancia con el Ministerio de Educación, Cultura y Deporte y demás instituciones públicas cuyas actividades se encuentran vinculadas con la materia.

- Promover la formación cívica en la sociedad, a través de la difusión y el fortalecimiento de los principios y mecanismos de participación democrática y fomentar en conocimiento en las comunidades sobre la materia de derechos humanos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Consejo Moral Republicano	2.341.710.400
	TOTAL	**2.341.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	613.800.000
	- Recursos Ordinarios	613.800.000
4.02	Materiales y Suministros	179.680.000
	- Recursos Ordinarios	179.680.000
4.03	Servicios no Personales	934.752.000
	- Recursos Ordinarios	830.489.600
	- Gestión Fiscal	67.080.000
	- Otras Fuentes de Financiamiento	37.182.400
4.04	Activos Reales	613.668.000
	- Recursos Ordinarios	39.030.400
	- Gestión Fiscal	515.720.000
	- Otras Fuentes de Financiamiento	58.917.600
	TOTAL	**2.341.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	21	244.740.000
- Directivo	6	122.400.000
- Profesional y Técnico	8	88.800.000
- Personal Administrativo	7	33.540.000
Personal Contratado	1	4.800.000
- Empleado	1	4.800.000
TOTAL	**22**	**249.540.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	1	3.300.000
III	297.106 - 347.106	1	3.600.000
IV	347.107 - 397.107		
V	397.108 - 447.108	5	24.960.000
VI	447.109 - 497.109		
VII	497.110 - 547.110	1	6.480.000
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118	8	88.800.000
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	6	122.400.000
	TOTAL	**22**	**249.540.000**

PROGRAMA: 01 CONSEJO MORAL REPUBLICANO

UNIDAD EJECUTORA: Coordinación de los Servicios Financieros

Las actividades a realizar por el Consejo Moral Republicano son ejecutadas por este Programa, el cual tiene a su cargo, prevenir, investigar y sancionar los hechos que atenten contra la ética pública y la moral administrativa; velar por la buena gestión y la legalidad en el uso del patrimonio público, el cumplimiento y la aplicación del principio de la legalidad en toda la actividad administrativa del Estado; promover la educación como proceso creador de la ciudadanía, así como la solidaridad, la libertad, la democracia, la responsabilidad social y el trabajo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	613.800.000
	- Recursos Ordinarios	613.800.000
4.02	Materiales y Suministros	179.680.000
	- Recursos Ordinarios	179.680.000
4.03	Servicios no Personales	934.752.000
	- Recursos Ordinarios	830.489.600
	- Gestión Fiscal	67.080.000
	- Otras Fuentes de Financiamiento	37.182.400
4.04	Activos Reales	613.668.000
	- Recursos Ordinarios	39.030.400
	- Gestión Fiscal	515.720.000
	- Otras Fuentes de Financiamiento	58.917.600
	TOTAL	**2.341.900.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	21	244.740.000
- Directivo	6	122.400.000
- Profesional y Técnico	8	88.800.000
- Personal Administrativo	7	33.540.000
Personal Contratado	1	4.800.000
- Empleado	1	4.800.000
TOTAL	**22**	**249.540.000**

Superintendencia Nacional de Auditoría Interna

SUPERINTENDENCIA NACIONAL DE AUDITORIA INTERNA

POLITICA PRESUPUESTARIA PARA EL AÑO 2004

La Superintendencia Nacional de Auditoría Interna, en ejercicio de las atribuciones conferidas en los artículos 51 y 137 de la Ley Orgánica de la Administración Financiera del Sector Público, organismo ordenador de compromisos y pagos, con autonomía funcional y administrativa, orientará la ejecución de su presupuesto de gastos para el Ejercicio Fiscal 2004, al cumplimiento de sus objetivos como Ente Rector del Sistema de Control Interno y de la Auditoría, con el propósito de desarrollar e implementar las transformaciones en el Sector Público, en las materias de su competencia, a fin de posibilitar la transparencia, honestidad, eficacia, eficiencia y economía en el manejo tanto de los recursos asignados a los diferentes organismos públicos, como de los propios, sujetos a rendición de cuenta y responsabilidad en el ejercicio de la función pública, en el marco legal que la rige.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Realizar el análisis y la investigación necesaria para introducir mejoras y nuevos elementos en el diseño y conformación del Sistema de Control Interno y orientar su correcta ejecución.	Plan	1	5.112.300.000
TOTAL			**5.112.300.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación del Sistema Nacional de Control Interno y Auditoría	5.112.300.000
		5.112.300.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.652.344.960
	Recursos Ordinarios	789.800.000
	Gestión Fiscal	2.862.544.960
4.02	Materiales y Suministros	32.000.000
	Gestión Fiscal	32.000.000
4.03	Servicios no Personales	442.655.040
	Gestión Fiscal	442.655.040
4.04	Activos Reales	985.300.000
	Gestión Fiscal	939.600.000
	Otras Fuentes de Financiamiento	45.700.000
		5.112.300.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	75	1.479.912.000
- Directivo	21	768.000.000
- Profesional y Técnico	33	553.980.000
- Administrativo	21	157.932.000
Personal Contratado	2	60.000.000
- Empleado	2	60.000.000
TOTAL	**77**	**1.539.912.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS Y SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	2	9.240.000
V	397.108 - 447.108	1	5.280.000
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111	6	41.760.000
IX	597.112 - 647.112		
X	647.113 - 697.113	5	39.900.000
XI	697.114 - 747.114	2	16.800.000
XII	747.115 - 797.115	5	44.952.000
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118	3	32.400.000
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	53	1.349.580.000
	TOTAL	**77**	**1.539.912.000**

PROGRAMA: 01 Dirección y Coordinación del Sistema Nacional de Control Interno y Auditoría

UNIDAD EJECUTORA: Gerencia de Administración y Servicios

Corresponde a la Superintendencia Nacional de Auditoría Interna, ejercer la supervisión, orientación y coordinación del control interno y dirección de la auditoría interna en los organismos de la administración central y descentralizada, estados y municipios, con el propósito de promover y garantizar el cumplimiento de la normativa legal, la eficiencia en el empleo de los recursos públicos y la eficacia en el logro de los mismos, así como disponer de información veraz, útil y oportuna para la toma de decisiones de los organismos sujetos a su competencia y para facilitar el ejercicio del control externo.

A tal fin, la Superintendencia realizará las acciones siguientes:

- Revisar, evaluar y aprobar planes de auditorías.
- Realizar auditorías a entes de la Administración Pública Nacional y emitir informes técnicos.
- Emitir normas de auditoría, de conformidad con la Contraloría General de la República.
- Coordinar la designación de titulares de los órganos de Auditoría Interna.
- Realizar medición de Gestión Pública.
- Prestar asistencia técnica a los organismos sujetos a su competencia.
- Realizar talleres para la elaboración de indicadores de gestión.
- Elaborar informe de gestión financiera y operativa de la Superintendencia Nacional de Auditoría Interna.
- Elaborar informe de gestión financiera y operativa de los entes de la Administración Pública Nacional.

METAS Y VOLÚMENES DE TRABAJO (En Bolívares)

Denominación	Unidad de Medida	Cantidad 2004	Presupuesto 2004
Realizar el análisis y la investigación necesaria para introducir mejoras y nuevos elementos en el diseño y conformación del Sistema de Control Interno y orientar su correcta ejecución.	Plan	1	5.112.300.000
TOTAL			**5.112.300.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.652.344.960
	- Recursos Ordinarios	789.800.000
	- Gestión Fiscal	2.862.544.960
4.02	Materiales y Suministros	32.000.000
	- Gestión Fiscal	32.000.000
4.03	Servicios no Personales	442.655.040
	- Gestión Fiscal	442.655.040
4.04	Activos Reales	985.300.000
	- Gestión Fiscal	939.600.000
	- Otras Fuentes de Financiamiento	45.700.000
		5.112.300.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	75	1.479.912.000
- Directivo	21	768.000.000
- Profesional y Técnico	33	553.980.000
- Administrativo	21	157.932.000
Personal Contratado	2	60.000.000
- Empleado	2	60.000.000
TOTAL	**77**	**1.539.912.000**

Rectificaciones al Presupuesto

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta Partida conforme a lo dispuesto en el Artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público	*148.094.093.610*
TOTAL PRESUPUESTO DE GASTOS	*49.950.883.610.000*

CAPITULO III

CUENTA DE AHORRO- INVERSION - FINANCIAMIENTO DE LA REPUBLICA

Artículo 38: De conformidad con el artículo 12, en concordancia con el artículo 26 de la Ley Orgánica de Administración Financiera del Sector Público, y hasta tanto entre en vigencia la Ley del Marco Plurianual del Presupuesto, la cuenta de ahorro - inversión - financiamiento, para el Ejercicio Fiscal del año 2004, es la siguiente:

CUENTA AHORRO - INVERSION - FINANCIAMIENTO
(En bolívares)

	Conceptos		Monto
I	**Ingresos totales**		**31.394.357.230.000**
I.1	**Ingresos corrientes**		**31.394.357.230.000**
I.1.1	Petroleros		14.408.000.000.000
I.1.2	No petroleros		16.986.357.230.000
II	**Gastos totales**		**43.600.798.055.542**
II.1	**Gastos corrientes**		**34.474.466.225.030**
II.1.1	Intereses		7.311.217.875.148
II.1.2	Resto de los gastos corrientes		27.163.248.349.882
II.2	**Gastos de capital**		**9.126.331.830.512**
II.2.1	Gasto de capital destinado a las gobernaciones y alcaldías		5.379.174.820.400
II.2.2	Resto del gasto de capital		3.747.157.010.112
	Superávit / (déficit) en cuenta corriente	= I.1 - II.1	(3.080.108.995.030)
	Superávit / (déficit) no petrolero	= I.1.2 - II	(26.614.440.825.542)
	Superávit / (déficit) primario	= I - (II - II.1.1)	(4.895.222.950.394)
	Superávit / (déficit) financiero	**= I - II**	**(12.206.440.825.542)**
	Superávit / (déficit) ordinario	= I - (II - II.2.2)	(8.459.283.815.430)
III	**Fuentes de Financiamiento**		**18.556.526.380.000**
III.1	Disminución de activos financieros		150.160.360.000
III.2	Incremento de pasivos financieros		18.406.366.020.000
IV	**Aplicaciones financieras**		**18.556.526.380.000**
IV.1	**Disminución de pasivos financieros**		**6.350.085.554.458**
IV.1.1	Amortización		5.460.506.587.870
IV.1.2	Disminución de otros pasivos		889.578.966.588
IV.2	**Resultado financiero**		**12.206.440.825.542**

Presupuesto de Ingresos y Gastos y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente de la República, Sin Fines Empresariales

TITULO III

PRESUPUESTOS DE INGRESOS Y GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

Artículo 39.- Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados de la República, sin Fines Empresariales, que a continuación se señalan:

Ministerio de Relaciones Exteriores

A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

Ministerio de Finanzas

A0121 Superintendencia de Bancos y Otras Instituciones Financieras
A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central
A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)
A0131 Superintendencia de Seguros
A0185 Comisión Nacional de Valores (CNV)
A0197 Instituto Autónomo Fondo Unico Social (IAFUS)
A0216 Fundación "Pueblo Soberano"
A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)
A0808 Fondo de Crédito Industrial (FONCREI)
A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)
A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

Ministerio de la Defensa

A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFAC)
A0044 Instituto de Oficiales de las Fuerzas Armadas Nacionales en Situación de Retiro (IORFAN)
A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)
A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)
A0066 Servicio Autónomo de Salud de la Fuerza Armada Nacional
A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparación de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas (UCOCAR)
A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)
A0157 Servicio Autónomo de Bienes y Servicios del Ejército (SABSE)
A0192 Oficina Coordinadora de Hidrografía y Navegación (OCHINA)
A0193 Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

A0194 Servicio Autonómo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)
A0195 Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)
A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)
A0206 Asociación Civil Club de Sub Oficiales Profesionales de La Fuerza Armada (CLUSOFA)
A0404 Fundación Proyecto País

Ministerio de Educación, Cultura y Deportes
A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas
A0012 Consejo Nacional de la Cultura (CONAC)
A0046 Instituto Nacional de Cooperación Educativa (INCE)
A0049 Instituto Nacional de Deporte (IND)
A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)
A0062 Instituto Universitario de Estudios Musicales
A0135 Academia Nacional de Ciencias Económicas
A0136 Academia Nacional de Ciencias Física, Matemáticas y Naturales
A0137 Academia Nacional de Ciencias Políticas y Sociales
A0138 Academia Nacional de la Historia
A0139 Academia Venezolana de la Lengua
A0140 Academia Nacional de la Medicina
A0149 Instituto Universitario de Teatro
A0150 Instituto del Patrimonio Cultural
A0151 Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reveron.
A0158 Compañía Nacional de Teatro
A0161 Fundación Orquesta Filarmónica Nacional
A0187 Instituto Universitario de Danza
A0188 Fundación Museo Jacobo Borges
A0189 Fundación Museo de la Estampa y del Diseño "Carlos Cruz Diez"
A0301 Fundación Biblioteca Ayacucho
A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)
A0342 Fundación La Casa de Bello
A0350 Fundación Museo de Arte Contemporáneo de Caracas Sofía Imber
A0371 Fundación Vicente Emilio Sojo
A0372 Fundación Teresa Carreño
A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos
A0374 Fundación Kuai-Mare del Libro Venezolano
A0375 Fundación Casa del Artista
A0376 Fundación Museo de Bellas Artes
A0377 Fundación Museo Alejandro Otero
A0378 Fundación de Etnomusicología y Folklore
A0379 Fundación Museo de Ciencias
A0380 Fundación Museo Armando Reverón
A0381 Fundación Museo Arturo Michelena
A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

A0390 Fundación Cinemateca Nacional
A0392 Fundación Galería de Arte Nacional
A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)
A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)
A0413 Fundación Poliedro de Caracas
A0821 Centro Nacional Autónomo de Cinematografía (CNAC)
A0829 Centro Nacional del Libro (CNL)
A0911 Academia Nacional de la Ingeniería y el Hábitat
A0938 Instituto Nacional de la Juventud

Ministerio del Trabajo
A0051 Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)
A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

Ministerio de Energía y Minas
A0199 Instituto Nacional de Geología y Minería (INGEOMIN)
A0215 Comisión Nacional de Energía Eléctrica (CNEE)
A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"
A0361 Fundación Oro Negro
A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)
A0900 Ente Nacional del Gas (ENEGAS)

Ministerio del Ambiente y los Recursos Naturales
A0052 Instituto Nacional de Parques (INPARQUES)
A0064 Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)
A0069 Servicio Autónomo Servicios Ambientales del MARNR (SAMARN)
A0103 Instituto Forestal Latinoamericano
A0107 Autoridad Unica de Area Parque Nacional Archipiélago Los Roques
A0324 Fundación de Educación Ambiental
A0343 Fundación Laboratorio Nacional de Hidráulica
A0354 Fundación Nacional de Parques Zoológicos y Acuarios
A0406 Fundación Laboratorio Nacional de Productos Forestales
A0909 Instituto Geográfico de Venezuela "Simón Bolívar"

Procuraduría General de la República
A0403 Fundación Procuraduría

Ministerio del Interior y Justicia
A0003 Instituto Autónomo Caja de Trabajo Penitenciario
A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas
A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)

Ministerio de la Producción y el Comercio

- *A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)*
- *A0142 Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)*
- *A0211 Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)*
- *A0663 Instituto Nacional de Hipódromos (INH)*
- *A0828 Servicio Autónomo de la Propiedad Intelectual (SAPI)*
- *A0846 Instituto Nacional para el Desarrollo de la Pequeña y Mediana Industria (INAPYMI)*
- *A0908 Servicio Nacional de Contrataciones (SENACON)*
- *A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)*
- *A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)*

Ministerio de Infraestructura

- *A0071 Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)*
- *A0326 Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)*
- *A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)*
- *A0367 Fundación Laboratorio Nacional de Vialidad*
- *A0386 Fundación para el Equipamiento de Barrios (FUNDABARRIOS)*
- *A0411 Fundación Pro-Patria 2000*
- *A0658 Instituto Autónomo Aeropuerto Internacional de Maiquetía (I.A.A.I.M.)*
- *A0659 Instituto Autónomo Ferrocarriles del Estado (IAFE)*
- *A0660 Instituto Postal Telegráfico (IPOSTEL)*
- *A0661 Instituto Nacional de Canalizaciones*
- *A0662 Instituto Nacional de la Vivienda (INAVI)*
- *A0714 Instituto Autónomo Consejo Nacional de Vivienda (CONAVI)*
- *A0805 Fondo Nacional de Desarrollo Urbano (FONDUR)*
- *A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)*
- *A0905 Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV)*
- *A0932 Instituto Autónomo de Espacios Acuáticos (INEA)*
- *A0939 Instituto Nacional de Aviación Civil (I.N.A.C.)*
- *A0940 Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)*

Ministerio de Planificación y Desarrollo

- *A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)*
- *A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)*
- *A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)*
- *A0019 Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)*
- *A0024 Corporación Venezolana de Guayana (C.V.G.)*
- *A0134 Fondo Intergubernamental para la Descentralización (FIDES)*
- *A0183 Servicio Autónomo Sistema Nacional de Adiestramiento (SNA)*
- *A0198 Instituto Nacional de Estadística (INE)*
- *A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)*
- *A0312 Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)*

A0325 Fundación Escuela de Gerencia Social (FEGS)
A0335 Instituto Venezolano de Planificación (IVEPLAN)
A0941 Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)

Ministerio de Ciencia y Tecnología

A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)
A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)
A0191 Fundación Venezolana de Promoción al Investigador (FVPI)
A0209 Centro Nacional de Tecnologías de Información (CNTI)
A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)
A0313 Fundación Instituto Internacional de Estudios Avanzados (IDEA)
A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui)
A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)
A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)
A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)
A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)
A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)
A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)
A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)
A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FII)
A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)
A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (Fundacite-Zulia)
A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)
A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)
A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)
A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)
A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

Ministerio de Salud y Desarrollo Social

A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)
A0047 Instituto Nacional del Menor (INAM)
A0057 Instituto Nacional de Nutrición (INN)
A0059 Instituto Nacional de Geriatría y Gerontología (INAGER)
A0061 Instituto Nacional de Higiene Rafael Rangel (INHRR)
A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)
A0124 Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)
A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)
A0153 Servicio Autónomo Hospital Universitario de Maracaibo (HUM)
A0181 Servicio Autónomo Instituto de Biomedicina
A0305 Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)

A0306 Fundación José Félix Ribas
A0331 Fondo de Inversión Social de Venezuela-FONVIS
A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)
A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indigena, Bolívar (CENASAI BOLIVAR)
A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"
A0910 Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)
A0936 Instituto Nacional de la Mujer

Ministerio de Agricultura y Tierras

A0070 Procuraduría Agraria Nacional (PAN)
A0078 Servicio Autónomo de Sanidad Agropecuaria (SASA)
A0302 Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)
A0840 Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)
A0844 Instituto Nacional de la Pesca y Acuicultura (INAPESCA)
A0933 Instituto Nacional de Desarrollo Rural (INDER)
A0934 Corporación Venezolana Agraria (CVA)
A0935 Instituto Nacional de Tierras (INTI)

Ministerio de Educación Superior

A0006 Colegio Universitario Francisco de Miranda
A0007 Colegio Universitario de Caracas
A0008 Colegio Universitario Profesor José Lorenzo Pérez Rodríguez
A0009 Colegio Universitario Cecilio Acosta, de Los Teques
A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)
A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano
A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco- Barquisimeto
A0028 Instituto Universitario de Tecnología Dr. Federico Rivero Palacios, Región Capital
A0029 Instituto Universitario de Tecnología Alonso Gamero (IUTAG)
A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes
A0032 Instituto Universitario de Tecnología de los Llanos
A0033 Instituto Universitario de Tecnología de Maracaibo
A0034 Instituto Universitario de Tecnología de Ejido
A0035 Instituto Universitario de Tecnología de Yaracuy
A0036 Instituto Universitario de Tecnología de Puerto Cabello
A0038 Instituto Universitario de Tecnología de Valencia
A0039 Instituto Universitario de Tecnología del Estado Trujillo
A0040 Instituto Universitario de Tecnología José Antonio Anzoátegui, el tigre
A0041 Instituto Universitario Experimental de Tecnología de La Victoria
A0042 Instituto Universitario de Tecnología de Cabimas
A0043 Instituto Universitario de Tecnología del Estado Portuguesa
A0045 Instituto Universitario de Tecnología de Cumaná
A0048 Instituto Universitario de Tecnología del Oeste Mariscal Sucre

- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita
- A0058 Instituto Universitario de Barlovento
- A0060 Instituto Universitario de Tecnología de Caripito
- A0080 Universidad del Zulia (LUZ)
- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)
- A0082 Universidad de Oriente (UDO)
- A0083 Universidad de Los Andes (ULA)
- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)
- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)
- A0086 Universidad Nacional Experimental Simón Bolívar (USB)
- A0087 Universidad Nacional Abierta (UNA)
- A0088 Universidad Nacional Experimental de Guayana (UNEG)
- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)
- A0090 Universidad Pedagógica Experimental Libertador (UPEL)
- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)
- A0092 Universidad Nacional Experimental del Táchira (UNET)
- A0093 Universidad Central de Venezuela (UCV)
- A0094 Universidad de Carabobo (UC)
- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)
- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)
- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)
- A0196 Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales (UNEFA)
- A0200 Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (CIDIAT)
- A0208 Universidad Nacional Experimental Sur del Lago Jesús María Semprúm (UNESUR)
- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)
- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)
- A0366 Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"
- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)
- A0923 Instituto Universitario de Tecnología del Estado Apure
- A0924 Instituto Universitario de Tecnología del Estado Barinas
- A0925 Instituto Universitario de Tecnología del Estado Bolívar

Ministerio de Comunicación e Información

- A0076 Servicio Autónomo Radio Nacional de Venezuela
- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial
- A0097 Servicio Autónomo VENPRES

Ministerio de Relaciones Exteriores

A0170

Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS DIPLOMÁTICOS PEDRO GUAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual, tiene como objetivo fundamental, la formación académica del personal diplomático y consular venezolano, de acuerdo a lo establecido en el Decreto N° 1.484 de fecha 28 de febrero de 1991, objetivo que cumple a través de sus dos programas fundamentales: Formación e Investigación y Relaciones Interinstitucionales, por cuyo intermedio atenderá, para el próximo ejercicio fiscal los cursos y las labores de documentación e investigación, requeridas para cubrir las necesidades que tiene el país, de preparar funcionarios que participen en forma eficiente y eficaz en las relaciones diplomáticas.

Con la finalidad de apuntalar la gestión del Instituto, principalmente en lo que se refiere a intercambio interinstitucional, se ha programado para el año 2004, un número de convenios a suscribir e intercambios a desarrollar con diversas Academias Diplomáticas y Universidades, tanto del país como en el exterior, estimándose un total de 63 compromisos, de los cuales 60 son de intercambios con academias y 3 convenios. Igualmente, tiene previsto realizar 69 cursos con la participación de 552 personas, así como 2 proyectos de investigación y atender un total de 400 cursantes de postgrado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.505.143.493**
- Transferencias para Financiar Gastos Corrientes	1.200.000.000
- Recursos Ordinarios	800.000.000
- Gestión Fiscal	400.000.000
- Ingresos por Actividades Propias	205.779.500
- Venta de Servicios	205.779.500
- Otros Ingresos Corrientes	99.363.993
- Ingresos de la Propiedad	99.363.993
Recursos de Capital	**20.233.195**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.233.195
Recursos Financieros	**622.338.955**
- Activos Financieros	622.338.955
- Disminución de Caja y Bancos	622.338.955
TOTAL	**2.147.715.643**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.531.313.140**
- Gastos de Consumo	1.531.313.140
Gastos de Personal	1.249.895.393
Materiales y Suministros	95.529.100
Servicios No Personales	165.655.452
Otros Gastos de Instituciones Descentralizadas	20.233.195
Depreciación y Amortización	20.233.195
Gastos de Capital	**616.402.503**
- Activos Reales	616.402.503
Adquisición de Maquinarias y demás Equipos	462.402.503
Adquisición de Equipos de Transporte, Tracción y Elevación	154.000.000
TOTAL	**2.147.715.643**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Formación y Especialización (Personal Diplomático y Consular)	Curso Participante	69 552
Proyectos de Investigación	Proyecto	2
Postgrado (Política Internacional)	Cursante	400
Establecer y Desarrollar Intercambios con Academias Diplomáticas y Universidades	Evento	60
Suscripción de Convenios Nacionales e Internacionales	Convenio	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**44**	**387.602.942**
Directivo	6	122.048.380
Profesional y Técnico	28	220.949.906
Administrativo	10	44.604.656
Personal Fijo a Tiempo Parcial	**78**	**92.400.000**
Docente	78	92.400.000
Personal Contratado	**4**	**20.947.200**
Empleado	4	20.947.200
TOTAL	**126**	**500.950.142**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	84	111.552.956
II	247.105 __ 297.105		
III	297.106 __ 347.106	2	8.275.200
IV	347.107 __ 397.107		
V	397.108 __ 447.108	8	42.065.022
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	5	32.364.981
VIII	547.111 __ 597.111	7	46.528.703
IX	597.112 __ 647.112	1	7.643.024
X	647.113 __ 697.113	4	32.438.643
XI	697.114 __ 747.114	2	17.319.317
XII	747.115 __ 797.115	1	9.060.650
XIII	797.116 __ 847.116	2	19.146.761
XIV	847.117 __ 897.117	2	21.366.904
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119	1	11.419.640
XVII	997.120 Y MAS	7	141.768.341
	TOTAL	**126**	**500.950.142**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	1.374.978.570
02	Formación e Investigación	619.480.234
03	Relaciones Interinstitucionales	153.256.839
	TOTAL	**2.147.715.643**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.249.895.393
4.02	Materiales y Suministros	95.529.100
4.03	Servicios no Personales	165.655.452
4.04	Activos Reales	616.402.503
4.08	Otros Gastos de Instituciones Descentralizadas	20.233.195
	TOTAL	**2.147.715.643**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.505.143.493**
- Transferencias Para Financiar Gastos Corrientes	1.200.000.000
- Recursos Ordinarios	800.000.000
- Gestión Fiscal	400.000.000
- Ingresos por Actividades Propias	205.779.500
Venta de Servicios	205.779.500
- Matrícula de postgrado, cursos y talleres.	205.779.500
- Ingresos de la Propiedad	99.363.993
- Intereses por Títulos y Valores	99.363.993
B. Gastos Corrientes	**1.531.313.140**
- Gastos de Consumo	1.531.313.140
Gastos de Personal	1.249.895.393
Materiales y Suministros	95.529.100
Servicios No Personales	165.655.452
Otros Gastos de Instituciones Descentralizadas	20.233.195
Depreciación y Amortización	20.233.195
C. Resultado Económico: Desahorro	**(26.169.647)**
II. Cuenta de Capital	
A. Recursos de Capital	**(5.936.452)**
- Desahorro en la Cuenta Corriente	(26.169.647)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.233.195
B. Gastos de Capital	**616.402.503**
- Activos Reales	616.402.503
Adquisición de Maquinarias y demás Equipos	462.402.503
Adquisición de Equipos de Transporte, Tracción y Elevación	154.000.000
C. Resultado Financiero: Déficit	**(622.338.955)**
III. Cuenta Financiera	
A. Recursos Financieros	**622.338.955**
- Activos Financieros	622.338.955
Disminución de Caja y Bancos	622.338.955
B. Aplicaciones Financieras	**622.338.955**
- Déficit Financiero	622.338.955

Ministerio de Finanzas

A0121
Superintendencia de Bancos y Otras
Instituciones Financieras

SUPERINTENDENCIA DE BANCOS Y OTRAS INSTITUCIONES FINANCIERAS (SUDEBAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Superintendencia de Bancos y Otras Instituciones Financieras tendrá como objetivos fundamentales para el año 2004, los siguientes:

- Supervisión del Sistema Financiero basado en el riesgo, a través del proceso integral y la emisión de normas, que preserve los intereses de los depositantes y coadyuven a la estabilidad del Sistema Financiero.
- Difundir la información sobre el Sistema Financiero que genere el Organismo, en forma clara y transparente.
- Orientar a los bancos y otras instituciones financieras en materia bancaria y dictaminar sobre situaciones especiales, que puedan generarse por interpretaciones de las normas.
- Proporcionar al público en general, la atención integral oportuna y efectiva en materia de denuncias, reclamos y consultas relacionadas con las operaciones del sistema bancario.
- Recibir, analizar y procesar información financiera que requiera el Ministerio Público y demás órganos de investigación penal competentes, para prevenir la legitimación de capitales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**36.684.000.000**
- Transferencias para Financiar Gastos Corrientes	35.864.000.000
Del Sector Privado (Aporte Especial)	34.864.000.000
Del Sector Público (Otras Fuentes de Financiamiento)	1.000.000.000
- Ingresos por Actividades Propias	40.000.000
Venta de Bienes	40.000.000
- Ingresos de la Propiedad	780.000.000
Recursos de Capital	**766.349.208**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	766.349.208
TOTAL	**37.450.349.208**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**33.858.377.071**
- Gastos de Consumo	32.892.480.949
Gastos de Personal	26.255.817.220
Materiales y Suministros	836.567.321
Servicios No Personales	5.033.747.200
Otros Gastos de Instituciones Descentralizadas	766.349.208
Depreciación y Amortización	766.349.208
- Otros Gastos Corrientes	965.896.122
Transferencias	352.404.632
Transferencias Corrientes al Sector Privado	320.404.632
Otras Transferencias	32.000.000
Otros Gastos	613.491.490
Gastos de Capital	**2.936.972.137**
- Activos Reales	2.936.972.137
Adquisición de Maquinarias y demás Equipos	2.053.972.137
Otros Activos Reales	2.000.000
Activos Intangibles	881.000.000
Aplicaciones Financieras	**655.000.000**
- Pasivos Financieros	655.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	655.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	47.758.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	565.000.000
Disminución de Otras Cuentas y Efectos a Pagar	42.242.000
TOTAL	**37.450.349.208**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Visitas de inspección	Informe	181
Visitas de inspección legal	Informe	51
Desarrollo de herramientas y metodologías para la elaboración de informes, basados en riesgo de las instituciones financieras	Informe	364
Auditoria de sistema	Informe	45
Trámites y soluciones de denuncias y reclamos	Oficio	456

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**489**	**8.821.552.643**
Directivo	35	1.560.569.433
Profesional y Técnico	299	5.966.667.094
Administrativo	128	1.141.102.628
Obrero	27	153.213.488
Personal Contratado	**8**	**300.000.000**
Profesional y Técnico	8	300.000.000
TOTAL	**497**	**9.121.552.643**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	28	173.892.513
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	27	206.407.441
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	11	98.908.151
XIII	797.116 _ 847.116	41	409.016.297
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	10	117.404.380
XVII	997.120 Y MAS	353	7.962.710.373
	TOTAL	**470**	**8.968.339.155**

CLASIFICACION DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	27	153.213.488
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**27**	**153.213.488**

CLASIFICACION DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleado	**17**	**320.404.631**
Jubilado	14	251.128.299
Pensionado	3	69.276.332
TOTAL	**17**	**320.404.631**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Control Superior	7.912.484.438
02	Dirección Técnica	12.373.037.001
03	Dirección Operativa	16.509.827.769
99	Partidas no Asignables a Programas	655.000.000
	TOTAL	**37.450.349.208**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	26.255.817.220
4.02	Materiales y Suministros	836.567.321
4.03	Servicios no Personales	5.033.747.200
4.04	Activos Reales	2.936.972.137
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	655.000.000
4.07	Transferencias	352.404.632
4.08	Otros Gastos de Instituciones Descentralizadas	766.349.208
4.10	Gastos por Indemnizaciones y Sanciones Pecuniarias	613.491.490
	TOTAL	**37.450.349.208**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**36.684.000.000**
- Transferencias Para Financiar Gastos Corrientes	35.864.000.000
Del Sector Privado	34.864.000.000
Del Sector Privado (Aporte Especial)	32.598.000.000
De Instituciones Financieras Públicas (Aporte Especial)	2.266.000.000
Del Sector Público	1.000.000.000
De la Administración Central (Otras Fuentes de Financiamiento)	1.000.000.000
- Ingresos por Actividades Propias	40.000.000
Venta de Bienes (Publicaciones)	40.000.000
- Ingresos de la Propiedad	780.000.000
Intereses por Dinero en Depósito	780.000.000
B. Gastos Corrientes	**33.858.377.071**
- Gastos de Consumo	32.892.480.949
Gastos de Personal	26.255.817.220
Materiales y Suministros	836.567.321
Servicios No Personales	5.033.747.200
Otros Gastos de Instituciones Descentralizadas	766.349.208
Depreciación y Amortización	766.349.208
- Otros Gastos Corrientes	965.896.122
Transferencias	352.404.632
Transferencias Corrientes al Sector Privado	320.404.632
Pensiones y Jubilaciones	320.404.632
Otras Transferencias	32.000.000
Transferencias a Organismos Internacionales	32.000.000
Otros Gastos	613.491.490
Gastos por Indemnizaciones y Sanciones Pecuniarias	613.491.490
C. Resultado Económico: Ahorro	**2.825.622.929**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**3.591.972.137**
- Ahorro en la Cuenta Corriente	2.825.622.929
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	766.349.208
B. Gastos de Capital	**2.936.972.137**
- Activos Reales	2.936.972.137
Adquisición de Maquinarias y demás Equipos	2.053.972.137
Otros Activos Reales	2.000.000
Activos Intangibles	881.000.000
C. Resultado Financiero: Superávit	**655.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**655.000.000**
- Superávit Financiero	655.000.000
B. Aplicaciones Financieras	**655.000.000**
- Pasivos Financieros	655.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	655.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	47.758.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	565.000.000
Disminución de Otras Cuentas y Efectos a Pagar	42.242.000

A0122

Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

SERVICIO AUTÓNOMO DE PRESTACIONES SOCIALES DE LOS ORGANISMOS DE LA ADMINISTRACIÓN CENTRAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo Fondo de Prestaciones de los Organismos de la Administración Central, ente adscrito al Ministerio de Finanzas, tiene como misión atender el pago de las prestaciones sociales e intereses sobre las mismas (Fideicomiso) al personal empleado y obrero egresado de los diferentes Organismos que integran la Administración Central, conforme a las disposiciones contenidas en la Ley Orgánica del Trabajo, Ley de Carrera Administrativa, Leyes Especiales de igual naturaleza y Convención Colectiva.

El Organismo destinará los recursos que obtenga de sus fuentes de financiamiento, para atender los derechos exigibles por concepto de Prestaciones Sociales e Intereses sobre Prestaciones, liquidadas por los Organismos de la Administración Central, correspondientes al personal empleado y obrero egresado de los organismos de dicha Administración.

La gestión presupuestaria del Servicio Autónomo Fondo de Prestaciones de la Administración Central estará orientada para el Ejercicio Fiscal 2004, por los lineamientos contenidos en su Plan Operativo Anual Institucional, donde su objetivo será asegurar el pago de las prestaciones sociales e intereses al personal egresado de la Administración Central.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**163.500.000.000**
- Transferencias para Financiar Gastos Corrientes	163.500.000.000
Del Sector Público	163.500.000.000
TOTAL	**163.500.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**130.800.000.000**
- Gastos de Consumo	130.800.000.000
Gastos de Personal	130.800.000.000
Aplicaciones Financieras	**32.700.000.000**
- Activos Financieros	32.700.000.000
Incremento de Caja y Bancos	32.700.000.000
TOTAL	**163.500.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Cancelación de Prestaciones Sociales y Otras Indemnizaciones a Empleados y Obreros de la Administración Central	Bolívares	163.500.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración del Fondo de Prestaciones Sociales	163.500.000.000
	TOTAL	**163.500.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	130.800.000.000
4.05	Activos Financieros	32.700.000.000
	TOTAL	**163.500.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**163.500.000.000**
- Transferencias Para Financiar Gastos Corrientes	163.500.000.000
Del Sector Público	163.500.000.000
De la Administración Central	163.500.000.000
Recursos Ordinarios	163.500.000.000
B. Gastos Corrientes	**130.800.000.000**
- Gastos de Consumo	130.800.000.000
Gastos de Personal	130.800.000.000
C. Resultado Económico : Ahorro	**32.700.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**32.700.000.000**
- Ahorro en la Cuenta Corriente	32.700.000.000
C. Resultado Financiero: Superávit	**32.700.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**32.700.000.000**
- Superávit Financiero	32.700.000.000
B. Aplicaciones Financieras	**32.700.000.000**
- Activos Financieros	32.700.000.000
Incremento de Cajas y Bancos	32.700.000.000

A0123

Servicio Nacional Integrado de Administración
Aduanera y Tributaria (SENIAT)

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACIÓN ADUANERA Y TRIBUTARIA (SENIAT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El SENIAT para el año 2004, a través de un proceso lógico y coherente, contribuirá como institución en el logro de los objetivos de la Política de Largo Plazo del Estado Venezolano, en cuanto a promover la estabilidad económica de la Nación y alcanzar la sostenibilidad fiscal; en tal sentido, la acción de gobierno para la Administración Aduanera y Tributaria correspondiente al citado ejercicio fiscal 2004, se enfocará en incrementar los ingresos fiscales internos no petroleros, dar continuidad al plan de acción emprendido en el año 2003 denominado Evasión Cero y proseguir con la lucha contra el contrabando y fraude aduanero y la modernización del sistema aduanero venezolano.

En tal sentido, la elaboración del documento presupuestario se fundamentó en implementar un Sistema de Información Tributaria y fortalecimiento del SENIAT, para disminuir la evasión y la elusión fiscal. Por el lado del gasto, se prevé su racionalidad y calidad, con el propósito de aumentar su productividad. A la par de todo esto, se instrumentará el control y evaluación del desempeño de los funcionarios ejecutores de gasto. A tales fines, se destacan las siguientes acciones:

- Fortalecimiento de la gestión de cobranza a través de la aplicación de un subsistema de control articulado a los procesos de recaudación, fiscalización y sumario; asimismo, implantación de procedimientos unificados e inicio del redimensionamiento del proceso de atención personalizado a los morosos con la República.

- Implantar el régimen simplificado de tributación para pequeños contribuyentes, mediante el desarrollo de mecanismos para categorizar a los sujetos pasivos y la aprobación del Proyecto de Ley respectiva por parte de la Asamblea Nacional.

- Consolidar la modernización de las aduanas, con el fin de facilitar el proceso de tributación en la nacionalización de las mercancías y mejorar la recaudación por este concepto. Así mismo, se le dará continuidad a la política tendente a enfrentar el contrabando en todos sus niveles y modalidades.

- Actualizar, desarrollar y adquirir nuevos sistemas tecnológicos y de telecomunicaciones, para garantizar la continuidad de las operaciones y realizar mejoras para apoyar el desarrollo operativo y administrativo del Servicio.

- Desarrollar un sistema que integre en una sola base de datos, toda la información interna y externa (censos, impuestos municipales, etc.) de cada contribuyente y que realice todas las funciones necesarias de recaudación, cobranza, fiscalización y jurídica, al efecto de los impuestos administrados por el SENIAT. También, se incorporará a esta base de datos el SIDUNEA, para mostrar una visión total de los contribuyentes.

- Poner en marcha un sistema continuo de Evaluación del Desempeño, para tomar decisiones relativas a la capacitación y adiestramiento de los funcionarios y la formulación de planes de carrera.

- Dotar al Servicio de la infraestructura física requerida, así como del mobiliario y equipo, para ejecutar su importante misión; igualmente, mantener y optimizar las condiciones de funcionamiento de los activos nuevos y los ya existentes, a los fines de coadyuvar al eficiente desempeño de la Institución.

- Fomentar la cultura y la educación tributaria en los ciudadanos.

- Desplegar un intenso esfuerzo de concienciación en la población, y particularmente en los comerciantes, industriales y contribuyentes especiales, para que cumplan con sus deberes tributarios y de esta manera bajar la evasión fiscal.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**704.499.708.449**
- Transferencias para Financiar Gastos Corrientes	552.379.736.760
Del Sector Público	552.379.736.760
Recursos Ordinarios	512.379.736.760
Gestión Fiscal	40.000.000.000
- Ingresos por Actividades Propias	150.867.330.000
Ingresos no Tributarios (Tasa de Aduanas)	150.867.330.000
- Ingresos de la Propiedad	1.252.641.689
Recursos de Capital	**29.931.376.961**
- Transferencias para Financiar Gastos de Capital	26.931.376.961
Del Sector Público	25.000.000.000
Gestión Fiscal	25.000.000.000
Recursos Provenientes de la Ley de Endeudamiento	1.931.376.961
Modernización del SENIAT II	1.931.376.961
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.000.000.000
Recursos Financieros	**32.000.000.000**
- Activos Financieros	32.000.000.000
Disminución de Caja y Bancos	32.000.000.000
TOTAL	**766.431.085.410**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**689.674.059.754**
- Gastos de Consumo	677.592.212.278
Gastos de Personal	521.365.253.420
Materiales y Suministros	23.020.590.874
Servicios No Personales	130.206.367.984
Otros Gastos de Instituciones Descentralizadas	3.000.000.000
Depreciación y Amortización	3.000.000.000
- Otros Gastos Corrientes	12.081.847.476
Transferencias	12.081.847.476
Transferencias Corrientes al Sector Privado	12.006.847.476
Otras Transferencias	75.000.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos de Capital	**65.757.025.656**
- Activos Reales	61.186.484.861
Repuestos y Reparaciones Mayores	898.590.008
Adquisición de Maquinarias y demás Equipos	27.342.333.919
Adquisición de Equipos de Transporte, Tracción y Elevación	3.117.771.626
Obras de Infraestructura - Estudios y Proyectos	196.560.000
Estudios y Proyectos para Inversión en Activo Fijo	111.342.000
Conservaciones Ampliaciones y Mejoras	19.647.500.543
Otros Activos Reales	9.872.386.765
- Activos Intangibles	4.570.540.795
Aplicaciones Financieras	**11.000.000.000**
- Pasivos Financieros	11.000.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	11.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	6.707.776.794
Disminución de Otras Cuentas y Efectos a Pagar	4.292.223.206
TOTAL	**766.431.085.410**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Impuesto Sobre la Renta y Activos Empresariales	Millones de Bs.	4.001.850
- Otras Actividades	Millones de Bs.	3.561.647
- Impuesto a los Activos Empresariales	Millones de Bs.	440.203
Impuesto al Valor Agregado	Millones de Bs.	7.770.834
Otras Rentas Internas	Millones de Bs.	1.027.202
- Licores	Millones de Bs.	339.697
- Cigarrillos	Millones de Bs.	522.933
- Timbre Fiscal	Millones de Bs.	122.758
- Sucesiones y Donaciones	Millones de Bs.	30.432
- Fósforos	Millones de Bs.	1.383
- Apuestas Lícitas (Bingos y Casinos)	Millones de Bs.	9.999
Renta Aduanera	Millones de Bs.	1.742.009
- Impuesto de Importación	Millones de Bs.	1.594.465
- Tasa por Servicios de Aduanas	Millones de Bs.	147.544

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**8.011**	**147.184.044.676**
Directivo	286	13.075.769.629
Profesional y Técnico	6.311	123.345.587.928
Administrativo	1.414	10.762.687.119
Personal Contratado	**743**	**8.166.615.667**
Empleado	743	8.166.615.667
TOTAL	**8.754**	**155.350.660.343**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	5	21.295.950
V	397.108 _ 447.108	32	166.223.117
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	107	640.594.469
VIII	547.111 _ 597.111	328	2.243.711.309
IX	597.112 _ 647.112	44	328.010.100
X	647.113 _ 697.113	229	1.818.590.951
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	268	2.457.883.958
XIII	797.116 _ 847.116	106	1.072.672.500
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	7.635	146.601.677.989
	TOTAL	**8.754**	**155.350.660.343**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**626**	**11.574.147.476**
Jubilado	568	10.880.497.166
Pensionado	58	693.650.310
TOTAL	**626**	**11.574.147.476**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	118.875.204.945
02	Servicios Comunes	92.000.436.447
03	Servicios de Tributación Interna	227.616.091.614
04	Servicios de Aduana	126.567.531.606
05	Servicios de Bienestar Socio-económico	185.188.801.267
06	Servicios de Cultura Tributaria y Asistencia al Contribuyente	2.108.019.531
99	Partidas no Asignables a Programas	14.075.000.000
	TOTAL	**766.431.085.410**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	521.365.253.420
4.02	Materiales y Suministros	23.020.590.874
4.03	Servicios no Personales	130.206.367.984
4.04	Activos Reales	65.757.025.656
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	11.000.000.000
4.07	Transferencias	12.081.847.476
4.08	Otros Gastos de Instituciones Descentralizadas	3.000.000.000
	TOTAL	**766.431.085.410**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**704.499.708.449**
- Transferencias Para Financiar Gastos Corrientes	552.379.736.760
Del Sector Público	552.379.736.760
De la Administración Central	552.379.736.760
Recursos Ordinarios	512.379.736.760
Gestión Fiscal	40.000.000.000
- Ingresos por Actividades Propias	150.867.330.000
Ingresos no Tributarios	150.867.330.000
- Tasas de Aduana	150.867.330.000
- Otros Ingresos Corrientes	1.252.641.689
Ingresos de la Propiedad	1.252.641.689
Intereses por Dinero en Depósito	1.252.641.689
B. Gastos Corrientes	**689.674.059.754**
- Gastos de Consumo	677.592.212.278
Gastos de Personal	521.365.253.420
Materiales y Suministros	23.020.590.874
Servicios No Personales	130.206.367.984
Otros Gastos de Instituciones Descentralizadas	3.000.000.000
Depreciación y Amortización	3.000.000.000
- Otros Gastos Corrientes	12.081.847.476
Transferencias	12.081.847.476
Transferencias Corrientes al Sector Privado	12.006.847.476
Pensiones y Jubilaciones	11.574.147.476
Donaciones a Personas	121.400.000
Otras Transferencias Corrientes Internas al Sector Privado	311.300.000
Otras Transferencias	75.000.000
Transferencias a Organismos Internacionales o Instituciones en el Exterior	75.000.000
C. Resultado Económico: Ahorro	**14.825.648.695**
II. Cuenta de Capital	
A. Recursos de Capital	**44.757.025.656**
- Ahorro en la Cuenta Corriente	14.825.648.695
- Transferencias para Financiar Gastos de Capital	26.931.376.961
Del Sector Público	25.000.000.000
De la Administración Central	25.000.000.000
Gestión Fiscal	25.000.000.000
Recursos Provenientes de la Ley de Endeudamiento	1.931.376.961
Modernización del SENIAT II	1.931.376.961
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.000.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**65.757.025.656**
- Activos Reales	61.186.484.861
Repuestos y Reparaciones Mayores	898.590.008
Adquisición de Maquinarias y demás Equipos	27.342.333.919
Adquisición de Equipos de Transporte, Tracción y Elevación	3.117.771.626
Obras de Infraestructura	196.560.000
Estudios y Proyectos para Inversión en Activo Fijo	111.342.000
Conservaciones Ampliaciones y Mejoras	19.647.500.543
Otros Activos Reales	9.872.386.765
- Activos Intangibles	4.570.540.795
C. Resultado Financiero: Déficit	**(21.000.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**32.000.000.000**
- Activos Financieros	32.000.000.000
Disminución de Caja y Bancos	32.000.000.000
B. Aplicaciones Financieras	**32.000.000.000**
- Pasivos Financieros	11.000.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	11.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	6.707.776.794
Disminución de Otras Cuentas y Efectos a Pagar	4.292.223.206
- Déficit Financiero	21.000.000.000

A0131
Superintendencia de Seguros

SUPERINTENDENCIA DE SEGUROS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo fundamental de la Superintendencia de Seguros es la inspección, supervisión, vigilancia, fiscalización, regulación y control de la actividad aseguradora y en especial de las empresas de seguros y reaseguros constituidas en el país, de los productores de seguros, de los ajustadores de pérdidas, de los peritos avaluadores, de los inspectores de riesgos, de las sociedades de corretaje de reaseguros y de las representaciones de las empresas de reaseguros constituidas en el exterior.

El proyecto de presupuesto se elaboró considerando la aplicación de la tasa máxima del 0,30%, sobre las primas netas que estiman cobrar las Empresas de Seguros para el Ejercicio Fiscal 2004, de acuerdo a lo establecido en el Artículo 24 de la Ley de Empresas de Seguros y Reaseguros de 1994, publicada en la Gaceta Oficial de la República de Venezuela N° 4.822 Extraordinario del 23-12-1994.

De acuerdo a las proyecciones del Departamento de Estadísticas, las primas netas a cobrar por las Empresas de Seguros estarán en el orden de las 3,1 billones de bolívares, lo cual permitiría recaudar aproximadamente 9,3 millones de bolívares por conceptos de Aporte Especial.

Cabe destacar que, como consecuencia de la suspensión de los efectos del Decreto con Fuerza de Ley de Empresas de Seguros y Reaseguros del año 2001, por una medida cautelar dictada por el Tribunal Supremo de Justicia, en agosto del 2002, publicada el 7 de noviembre del mismo año, en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.565 y la restitución de la Ley de Empresas de Seguros y Reaseguros de 1994, esta Superintendencia desminuyó considerablemente la base de aplicación y tasa de recaudación del Aporte Especial a recibir para los años 2003 y 2004 respectivamente, que los limita solo a un 0,30% de las primas netas de las Empresas de Seguros.

La Superintendencia está a la expectativa de la aprobación de una nueva Ley de Seguros y Reaseguros que permita aplicar los porcentajes de cobro del Aporte Especial, de acuerdo a los parámetros establecidos en el suspendido Decreto con Fuerza de Ley del 2001, los cuales se fijan entre un mínimo del 0,20% y un máximo del 1,50%, aplicado sobre una base más amplia de aportantes (Compañías de Corretaje de Reaseguros y Financiadoras de Primas).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**10.203.665.000**
- Otros Ingresos Corrientes	10.203.665.000
Ingresos por Aportes y Contribuciones	9.303.665.000
Ingresos de la Propiedad	900.000.000
Recursos de Capital	**140.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	140.000.000
Recursos Financieros	**3.945.135.869**
- Activos Financieros	3.945.135.869
Disminución de Caja y Bancos	3.945.135.869
TOTAL	**14.288.800.869**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**13.613.493.199**
- Gastos de Consumo	13.613.493.199
Gastos de Personal	12.546.846.437
Materiales y Suministros	189.087.311
Servicios No Personales	737.559.451
Otros Gastos de Instituciones Descentralizadas	140.000.000
Depreciación y Amortización	140.000.000
Gastos de Capital	**675.307.670**
- Activos Reales	619.307.670
Repuestos y Reparaciones Mayores	47.922.670
Adquisición de Maquinarias y demás Equipos	293.680.000
Adquisición de Equipos de Transporte, Tracción y Elevación	60.000.000
Obras de Infraestructura - Estudios y Proyectos	125.000.000
Otros Activos Reales	92.705.000
- Activos Intangibles	56.000.000
TOTAL	**14.288.800.869**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Empresas de Seguros	Inspección	48
Empresas de Reaseguros	Inspección	4
Sociedad de Corretaje de Seguros	Inspección	100
Sociedad de Corretaje de Reaseguros	Inspección	25
Corredores de Seguros	Inspección	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**173**	**3.170.236.857**
Directivo	21	731.188.826
Profesional y Técnico	110	2.037.741.094
Administrativo	42	401.306.937
Personal Contratado	**46**	**234.000.000**
Empleado	19	144.000.000
Obrero	27	90.000.000
TOTAL	**219**	**3.404.236.857**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	21	164.216.602
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	21	202.052.750
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	27	291.292.951
XVI	947.119 _ 997.119	3	35.037.988
XVII	997.120 Y MAS	120	2.621.636.566
	TOTAL	**192**	**3.314.236.857**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	24	73.800.000
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	3	16.200.000
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**27**	**90.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Control y Fiscalización de Empresas de Seguros y Reaseguros	14.148.800.869
99	Partidas no Asignables a Programas	140.000.000
	TOTAL	**14.288.800.869**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	12.546.846.437
4.02	Materiales y Suministros	189.087.311
4.03	Servicios no Personales	737.559.451
4.04	Activos Reales	675.307.670
4.08	Otros Gastos de Instituciones Descentralizadas	140.000.000
	TOTAL	**14.288.800.869**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.203.665.000**
- Otros Ingresos Corrientes	10.203.665.000
Ingresos por Aportes y Contribuciones	9.303.665.000
Aporte del Sector Asegurador	9.303.665.000
Ingresos de la Propiedad	900.000.000
Intereses por Dinero en Depósito	900.000.000
B. Gastos Corrientes	**13.613.493.199**
- Gastos de Consumo	13.613.493.199
Gastos de Personal	12.546.846.437
Materiales y Suministros	189.087.311
Servicios No Personales	737.559.451
Otros Gastos de Instituciones Descentralizadas	140.000.000
Depreciación y Amortización	140.000.000
C. Resultado Económico: Desahorro	**(3.409.828.199)**
II. Cuenta de Capital	
A. Recursos de Capital	**(3.269.828.199)**
- Desahorro en la Cuenta Corriente	(3.409.828.199)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	140.000.000
B. Gastos de Capital	**675.307.670**
- Activos Reales	619.307.670
Repuestos y Reparaciones Mayores	47.922.670
Adquisición de Maquinarias y demás Equipos	293.680.000
Adquisición de Equipos de Transporte, Tracción y Elevación	60.000.000
Obras de Infraestructura	125.000.000
Otros Activos Reales	92.705.000
- Activos Intangibles	56.000.000
C. Resultado Financiero: Déficit	**(3.945.135.869)**
III. Cuenta Financiera	
A. Recursos Financieros	**3.945.135.869**
- Activos Financieros	3.945.135.869
Disminución de Caja y Bancos	3.945.135.869
B. Aplicaciones Financieras	**3.945.135.869**
- Déficit Financiero	3.945.135.869

A0185

Comisión Nacional de Valores (CNV)

COMISIÓN NACIONAL DE VALORES (CNV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Ley de Mercado de Capitales, publicada en Gaceta Oficial N° 36.565 de fecha 22 de octubre de 1998, señala los órganos de competencia de la Comisión Nacional de Valores, su régimen financiero, funciones y atribuciones. En cuanto a su aspecto presupuestario, el Artículo 16, Capítulo II, del Régimen Económico y Financiero de la Comisión Nacional de Valores, establece que para cubrir los gastos que demande su actividad, contará con los recursos provenientes de las asignaciones presupuestarias y lo recaudado por las tasas que cobre, conforme a lo especificado en el Artículo 17 de la referida Ley, tales como los ingresos provenientes de la Inscripción ante el Registro Nacional de Valores del monto equivalente en bolívares de las acciones o obligaciones sujetas a Oferta Pública; las contribuciones anuales de los entes regulados por la Ley e inscritos ante el Registro Nacional de Valores, por actuar conforme a la Ley, por las certificaciones y copias emitidas y por el producto de las ventas de las publicaciones emanadas del organismo.

La Comisión Nacional de Valores tiene como función principal, aprobar las autorizaciones de solicitudes de ofertas públicas de las empresas domiciliadas en el país; así como dictar normas necesarias para implementar la Ley de Mercado de Capitales; asimismo, autorizar la actuación y correspondiente inscripción por ante el Registro Nacional de Valores de los entes intermediarios, personas naturales y jurídicas, para que participen en el mercado en forma ordenada y transparente, como también asegurar la difusión de la mayor información posible de los entes emisores e intermediarios mediante estándares que brinden oportunidad, claridad y relevancia sobre la situación legal y financiera de los mismos. A tales, fines programa y ejecuta planes de supervisión y seguimiento in situ y a distancia de los entes intermediarios.

Igualmente, le corresponde a su máxima autoridad la promoción del mercado de capitales a través de eventos, detección de oportunidades de inversión en el mercado, conformando comités de trabajo multisectoriales e iniciativas de sustanciar los expedientes correspondientes en caso de violaciones a la Ley; lograr una excelente administración de recursos del Organismo; así como también la elaboración, ejecución y control del presupuesto.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.703.840.000**
- Transferencias para Financiar Gastos Corrientes	2.700.000.000
Del Sector Público	2.700.000.000
Recursos Ordinarios	2.700.000.000
- Ingresos por Actividades Propias	3.840.000
Venta de Bienes y Servicios	3.840.000
- Otros Ingresos Corrientes	1.000.000.000
Ingresos por Aportes y Contribuciones	1.000.000.000
Articulo 17 de la Ley de Mercado de Capitales	1.000.000.000
Recursos de Capital	**12.600.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	12.600.000
Recursos Financieros	**1.349.960.000**
- Activos Financieros	1.349.960.000
Disminución de Caja y Bancos	1.349.960.000
TOTAL	**5.066.400.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**4.946.400.000**
- Gastos de Consumo	4.933.800.000
Gastos de Personal	4.500.000.000
Materiales y Suministros	60.000.000
Servicios No Personales	350.000.000
Otros Gastos de Instituciones Descentralizadas	23.800.000
Depreciación y Amortización	23.800.000
- Otros Gastos Corrientes	12.600.000
Transferencias	12.600.000
Organización Internacional de Comisiones de Valores	12.600.000
Gastos de Capital	**120.000.000**
- Activos Reales	120.000.000
Repuestos y Reparaciones Mayores	50.000.000
Adquisición de Maquinarias y demás Equipos	70.000.000
TOTAL	**5.066.400.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Autorizar, inscribir, controlar, suspender o cancelar las Ofertas Públicas de Títulos Valores	Resolución	350
Promover el Mercado de Capitales	Informe	372

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**115**	**824.423.000**
Directivo	14	208.972.000
Profesional y Técnico	59	496.583.000
Administrativo	34	100.500.000
Obrero	8	18.368.000
Personal Contratado	**3**	**42.600.000**
Empleado	3	42.600.000
TOTAL	**118**	**867.023.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	17	45.848.000
II	247.105 - 297.105	15	47.093.000
III	297.106 - 347.106	2	7.559.000
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109	5	27.816.000
VII	497.110 - 547.110	10	59.943.000
VIII	547.111 - 597.111	11	76.565.000
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114	14	120.500.000
XII	747.115 - 797.115		
XIII	797.116 - 847.116	6	59.205.000
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119	13	152.554.000
XVII	997.120 Y MÁS	17	251.572.000
	TOTAL	**107**	**848.655.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	8	18.368.000
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**8**	**18.368.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación Superior	586.081.760
02	Coordinaciones Técnicas	4.480.318.240
	TOTAL	**5.066.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.500.000.000
4.02	Materiales y Suministros	60.000.000
4.03	Servicios no Personales	350.000.000
4.04	Activos Reales	120.000.000
4.07	Transferencias	12.600.000
4.08	Otros Gastos de Instituciones Descentralizadas	23.800.000
	TOTAL	**5.066.400.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.703.840.000**
- Transferencias Para Financiar Gastos Corrientes	2.700.000.000
Del Sector Público	2.700.000.000
Recursos Ordinarios	2.700.000.000
- Ingresos por Actividades Propias	3.840.000
Venta de Bienes y Servicios	3.840.000
- Otros Ingresos Corrientes	1.000.000.000
Ingresos por Aportes y Contribuciones	1.000.000.000
Articulo 17 de la ley de Mercado de Capitales	1.000.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**4.946.400.000**
- Gastos de Consumo	4.933.800.000
Gastos de Personal	4.500.000.000
Materiales y Suministros	60.000.000
Servicios no Personales	350.000.000
Otros Gastos de Instituciones Descentralizadas	23.800.000
Depreciación y Amortización	23.800.000
- Otros Gastos Corrientes	12.600.000
Transferencias	12.600.000
Organización Internacional de Comisiones de Valores	12.600.000
C. Resultado Económico : Desahorro	**(1.242.560.000)**
II. Cuenta de Capital	
A. Recursos de Capital	**(1.229.960.000)**
- Desahorro en la Cuenta Corriente	(1.242.560.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	12.600.000
B. Gastos de Capital	**120.000.000**
- Activos Reales	120.000.000
Repuestos y Reparaciones Mayores	50.000.000
Adquisición de Maquinarias y demás Equipos	70.000.000
C. Resultado Financiero: Déficit	**(1.349.960.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.349.960.000**
- Activos Financieros	1.349.960.000
Disminución de Caja y Bancos	1.349.960.000
B. Aplicaciones Financieras	**1.349.960.000**
- Déficit Financiero	1.349.960.000

A0197
Instituto Autónomo Fondo Unico Social
(IAFUS)

INSTITUTO AUTÓNOMO FONDO UNICO SOCIAL (IAFUS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Autónomo Fondo Único Social, nace como respuesta a la necesidad perentoria del Estado Venezolano, de disponer de recursos económicos para ser orientados a la satisfacción de los requerimientos sociales de la población.

En tal sentido, el Fondo Unico Social genera un modelo de intervención destinado a cumplir los objetivos siguientes:

- Apoyar programas y proyectos alejados de la concepción asistencialista en el campo social, donde el objetivo humano sean los sectores excluidos del la economía y la sociedad.
- Fortalecer los mecanismos operacionales de captación y movilización de recursos, a objeto de dinamizar el trabajo gubernamental y su relación con la Sociedad, activando políticas para la superación de la pobreza.
- Contribuir con la generación de canales de mayor participación de los diversos actores básicos (comunidades, organizaciones civiles, sector privado, iglesia, entre otros), con un papel sinergizante permanente a la hora de definir las acciones dirigidas a mejorar la calidad de vida de la población.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**151.781.176.347**
- Transferencias para Financiar Gastos Corrientes	151.781.176.347
Del Sector Público	151.781.176.347
- Recursos Ordinarios	52.000.000.00,
- Gestión Fiscal	45.238.374.346
- Otras Fuentes de Financiamiento	54.542.802.000
Recursos de Capital	**374.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	374.000.000
TOTAL	**152.155.176.347**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**148.255.176.347**
- Gastos de Consumo	18.259.000.000
Gastos de Personal	12.500.000.000
Materiales y Suministros	1.210.000.000
Servicios No Personales	4.175.000.000
Otros Gastos de Instituciones Descentralizadas	374.000.000
Depreciación y Amortización	374.000.000
- Otros Gastos Corrientes	129.996.176.347
Transferencias	129.996.176.347
Programas Sociales	111.782.435.186
Otros Programas	18.213.741.161
Gastos de Capital	**3.900.000.000**
- Activos Reales	3.900.000.000
Repuestos y Reparaciones Mayores	1.400.000.000
Adquisición de Maquinarias y demás Equipos	2.500.000.000
TOTAL	**152.155.176.347**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Programa Alimentario Escolar	Bolívares	68.301.529.356
Dotación de Uniformes Escolares	Bolívares	43.480.905.830
Capacitación Para la Participación Comunitaria	Bolívares	16.695.929.398
Agricultura Sustentable y Alimentación	Bolívares	1.517.811.763

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**308**	**4.361.690.000**
Directivo	12	417.257.000
Profesional y Técnico	201	3.227.237.000
Administrativo	38	335.983.000
Obrero	57	381.213.000
TOTAL	**308**	**4.361.690.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113	34	271.185.000
XI	697.114 - 747.114	82	720.493.000
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997. 120 Y MÁS	135	2.988.789.000
	TOTAL	**251**	**3.980.467.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111	57	381.213.000
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997. 120 Y MÁS		
	TOTAL	**57**	**381.213.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Coordinación Superior	22.159.000.000
02	Financiamiento Para la Inversión Social	129.996.176.347
	TOTAL	**152.155.176.347**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	12.500.000.000
4.02	Materiales y Suministros	1.210.000.000
4.03	Servicios no Personales	4.175.000.000
4.04	Activos Reales	3.900.000.000
4.07	Transferencias	129.996.176.347
4.08	Otros Gastos de Instituciones Descentralizadas	374.000.000
	TOTAL	**152.155.176.347**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**151.781.176.347**
- Transferencias Para Financiar Gastos Corrientes	151.781.176.347
Del Sector Público	151.781.176.347
De la Administración Central	151.781.176.347
- Recursos Ordinarios	52.000.000.00,
- Gestión Fiscal	45.238.374.346
- Otras Fuentes de Financiamiento	54.542.802.000
B. Gastos Corrientes	**148.255.176.347**
- Gastos de Consumo	18.259.000.000
Gastos de Personal	12.500.000.000
Materiales y Suministros	1.210.000.000
Servicios no Personales	4.175.000.000
Otros Gastos de Instituciones Descentralizadas	374.000.000
Depreciación y Amortización	374.000.000
- Otros Gastos Corrientes	129.996.176.347
Transferencias	129.996.176.347
Transferencias Corrientes al Sector Privado	129.996.176.347
Programas Sociales	111.782.435.186
Otros Programas	18.213.741.161
C. Resultado Económico : Ahorro	**3.526.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**3.900.000.000**
- Ahorro en la Cuenta Corriente	3.526.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	374.000.000
B. Gastos de Capital	**3.900.000.000**
- Activos Reales	3.900.000.000
Repuestos y Reparaciones Mayores	1.400.000.000
Adquisición de Maquinarias y demás Equipos	2.500.000.000
C. Resultado Financiero: Equilibrio	

A0216
Fundación "Pueblo Soberano"

FUNDACIÓN "PUEBLO SOBERANO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo del organismo es apoyar y prestar asistencia a los sectores más necesitados del país, para contribuir con el logro de mayores niveles de desarrollo y bienestar, y en consecuencia, elevar la calidad de vida de la población.

El financiamiento del Presupuesto de Gastos de la Fundación Pueblo Soberano para el año 2004, proviene primordialmente de la transferencia corriente de recursos que le asigna el Ejecutivo Nacional.

Los créditos asignados estarán orientados a cumplir con los siguientes objetivos:

- Lograr el recurso humano suficiente, necesario y capacitado, para atender los objetivos de la Fundación.
- Obtener los insumos necesarios para el funcionamiento de la Fundación y dotar las instalaciones con los equipos requeridos.
- Apoyar y prestar asistencia mediante donaciones, a los sectores sociales más necesitados del país, en las siguientes áreas:
 - Económico (ayudas de pasajes, ayudas para cancelación de deudas, apoyo para gastos funerarios).
 - Material de construcción.
 - Educativo (apoyo en pago de matrículas, apoyo de útiles escolares).
 - Médico (apoyo por casos de salud).
 - Medicinas (apoyo de medicinas por tratamiento médico).
 - Otros (sillas de ruedas, muletas, etc.)

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**9.500.000.000**
- Transferencias para Financiar Gastos Corrientes	9.500.000.000
Del Sector Público	9.500.000.000
- Recursos Ordinarios	4.000.000.000
- Gestión Fiscal	5.000.000.000
- Otras Fuentes de Financiamiento	500.000.000
Recursos de Capital	**38.616.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	38.616.000
TOTAL	**9.538.616.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**9.345.534.000**
- Gastos de Consumo	3.237.121.300
Gastos de Personal	2.284.065.300
Materiales y Suministros	540.540.000
Servicios No Personales	373.900.000
Otros Gastos de Instituciones Descentralizadas	38.616.000
Depreciación y Amortización	38.616.000
- Otros Gastos Corrientes	6.108.412.700
Transferencias	6.108.412.700
Donaciones	6.108.412.700
Gastos de Capital	**193.082.000**
- Activos Reales	193.082.000
Adquisición de Maquinarias y demás Equipos	193.082.000
TOTAL	**9.538.616.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Ayudas Sociales	Donación/ayuda	5.700

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**65**	**524.998.000**
Directivo	8	126.480.000
Profesional y Técnico	28	266.520.000
Administrativo	16	83.398.000
Obrero	13	48.600.000
Personal Contratado	**1**	**9.600.000**
Empleado	1	9.600.000
TOTAL	**66**	**534.598.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	1	4.557.997
V	397.108 - 447.108	14	72.960.000
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114	20	177.000.000
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	18	231.480.003
	TOTAL	**53**	**485.998.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	3	9.600.000
III	297.106 - 347.106	10	39.000.000
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**13**	**48.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	9.538.616.000
	TOTAL	**9.538.616.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.284.065.300
4.02	Materiales y Suministros	540.540.000
4.03	Servicios no Personales	373.900.000
4.04	Activos Reales	193.082.000
4.07	Transferencias	6.108.412.700
4.08	Otros Gastos de Instituciones Descentralizadas	38.616.000
	TOTAL	**9.538.616.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.500.000.000**
- Transferencias para Financiar Gastos Corrientes	9.500.000.000
Del Sector Público	9.500.000.000
De la Administración Central	9.500.000.000
- Recursos Ordinarios	4.000.000.000
- Gestión Fiscal	5.000.000.000
- Otras Fuentes de Financiamiento	500.000.000
B. Gastos Corrientes	**9.345.534.000**
- Gastos de Consumo	3.237.121.300
Gastos de Personal	2.284.065.300
Materiales y Suministros	540.540.000
Servicios no Personales	373.900.000
Otros Gastos de Instituciones Descentralizadas	38.616.000
Depreciación y Amortización	38.616.000
- Otros Gastos Corrientes	6.108.412.700
Transferencias	6.108.412.700
Transferencias Corrientes al Sector Privado	6.108.412.700
Donaciones	6.108.412.700
C. Resultado Económico : Ahorro	**154.466.000**
II. Cuenta de Capital	
A. Recursos de Capital	**193.082.000**
- Ahorro en la Cuenta Corriente	154.466.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	38.616.000
B. Gastos de Capital	**193.082.000**
- Activos Reales	193.082.000
Adquisición de Maquinarias y demás Equipos	193.082.000
C. Resultado Financiero: Equilibrio	

A0653
Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)

CORPORACIÓN PARA LA ZONA LIBRE PARA EL FOMENTO DE LA INVERSIÓN TURÍSTICA DE LA PENÍNSULA DE PARAGUANÁ (CORPOTULIPA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Corporación para la Zona Libre Para el Fomento de la Inversión Turística en la Península de Paraguaná goza, a partir de la promulgación de la Ley de Zona Libre, de un régimen especial territorial de carácter fiscal para el fomento de la prestación de servicios en la actividad turística y comercial conexa al turismo, con el objeto de encargarse de poner en funcionamiento los planes, programas y proyectos dirigidos a impulsar el desarrollo de la región y que de conformidad con la Ley están representados en el área geográfica de los municipios Carirubana, Falcón y los Taques del Estado Falcón, entendiéndose por actividad conexa al turismo y a su fomento, la que por su naturaleza produce atractivos para el flujo turístico hacia la Zona Libre, pudiendo ser autorizadas como prestatarias de los servicios y de las actividades comerciales vinculadas al turismo contemplados en el Artículo 2° de la Ley de las personas jurídicas nacionales o extranjeras establecidas en la zona libre que presenten la respectiva solicitud.

La zona libre se vió orientada al área comercial, con el objeto de ir incorporando paulatinamente el área turística, toda vez que la infraestructura de servicios deberá ser adaptada a las nuevas necesidades de la Península, a través de la implementación y desarrollo de planes estratégicos formulados para dichos fines.

El presupuesto de CORPOTULIPA asciende a Bs. 1.477,1 millones y será financiado con recursos provenientes del Ministerio de Finanzas por Bs. 580,0 millones, ingresos propios Bs. 693,3 millones, incremento de la depreciación y amortización acumulada por Bs. 15,4 millones y recursos de capital por Bs. 188,4 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.273.240.000**
- Transferencias para Financiar Gastos Corrientes	580.000.000
Del Sector Público	580.000.000
Ministerio de Finanzas	390.000.000
.Recursos Ordinarios	390.000.000
Gobiernos Estadales	130.000.000
Gobiernos Municipales	60.000.000
- Ingresos por Actividades Propias	693.240.000
Venta de Servicios	693.240.000
Recursos de Capital	**15.385.992**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.385.992
Recursos Financieros	**188.394.269**
- Pasivos Financieros	188.394.269
Incremento de Cuentas a Pagar	35.638.767
Incremento de Pasivos no Circulantes	152.755.502
TOTAL	**1.477.020.261**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.273.211.436**
- Gastos de Consumo	1.270.331.436
Gastos de Personal	689.405.046
Materiales y Suministros	74.797.680
Servicios No Personales	360.742.718
Otros Gastos de Instituciones Descentralizadas	145.385.992
Depreciación y Amortización	15.385.992
Otros	130.000.000
- Otros Gastos Corrientes	2.880.000
Transferencias	2.880.000
Otras Transferencias	2.880.000
Gastos de Capital	**186.665.781**
- Activos Reales	174.415.781
Adquisición de Maquinarias y demás Equipos	32.671.781
Adquisición de Equipos de Transporte, Tracción y Elevación	2.904.000
Otros Activos Reales	138.840.000
- Activos Intangibles	12.250.000
Aplicaciones Financieras	**17.143.044**
- Activos Financieros	17.143.044
Incremento de Caja y Bancos	17.143.044
TOTAL	**1.477.020.261**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Corporación Para la Zona Libre Para el Fomento de la Inversión	N° de Empresa	450

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Contratado	**33**	**285.005.825**
Directivo	7	106.206.400
Profesional y Técnico	18	137.895.249
Personal Administrativo	8	40.904.176
TOTAL	**33**	**285.005.825**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	2	7.252.064
IV	347.107 _ 397.107	1	4.080.000
V	397.108 _ 447.108	2	9.816.000
VI	447.109 _ 497.109	5	29.324.448
VII	497.110 _ 547.110	1	6.292.800
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	3	22.017.600
X	647.113 _ 697.113	1	8.028.288
XI	697.114 _ 747.114	7	46.319.745
XII	747.115 _ 797.115	1	9.339.840
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	4	40.429.440
XV	897.118 _ 947.118	1	10.800.000
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	5	91.305.600
	TOTAL	**33**	**285.005.825**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	1.331.634.269
99	Partidas No Asignables a Programas	145.385.992
	TOTAL	**1.477.020.261**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	689.405.046
4.02	Materiales y Suministros	74.797.680
4.03	Servicios no Personales	360.742.718
4.04	Activos Reales	186.665.781
4.05	Activos Financieros	17.143.044
4.07	Transferencias	2.880.000
4.08	Otros Gastos de Instituciones Descentralizadas	145.385.992
	TOTAL	**1.477.020.261**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.273.240.000**
- Transferencias Para Financiar Gastos Corrientes	580.000.000
Del Sector Público	580.000.000
Ministerio de Finanzas	390.000.000
.Recursos Ordinarios	390.000.000
De Gobiernos Estadales	130.000.000
De Gobiernos Municipales	60.000.000
- Ingresos por Actividades Propias	693.240.000
Venta de Servicios	693.240.000
Ingresos por Actividades Propias (autorizaciones Para Operar Bajo Régimen)	297.240.000
1% por ley de Zolippa (importaciones Realizadas Bajo Régimen de ZI)	396.000.000
B. Gastos Corrientes	**1.273.211.436**
- Gastos de Consumo	1.270.331.436
Gastos de Personal	689.405.046
Materiales y Suministros	74.797.680
Servicios No Personales	360.742.718
Otros Gastos de Instituciones Descentralizadas	145.385.992
Depreciación y Amortización	15.385.992
Otros	130.000.000
- Otros Gastos Corrientes	2.880.000
Transferencias	2.880.000
Otras Transferencias	2.880.000
Donaciones a Personas	1.440.000
Donaciones corrientes a organismos del sector público	1.440.000
C. Resultado Económico: Ahorro	**28.564**
II. Cuenta de Capital	
A. Recursos de Capital	**15.414.556**
- Ahorro en la Cuenta Corriente	28.564
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.385.992
B. Gastos de Capital	**186.665.781**
- Activos Reales	174.415.781
Adquisición de Maquinarias y demás Equipos	32.671.781
Adquisición de Equipos de Transporte, Tracción y Elevación	2.904.000
Otros Activos Reales	138.840.000
- Activos Intangibles	12.250.000
C. Resultado Financiero: Déficit	**(171.251.225)**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**188.394.269**
- Pasivos Financieros	188.394.269
Incremento de Cuentas a Pagar	35.638.767
Incremento de Pasivos No Circulantes	152.755.502
B. Aplicaciones Financieras	**188.394.269**
- Activos Financieros	17.143.044
Incremento de Caja y Bancos	17.143.044
- Déficit Financiero	171.251.225

A0808

Fondo de Crédito Industrial (FONCREI)

FONDO DE CRÉDITO INDUSTRIAL (FONCREI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Fondo de Crédito Industrial (FONCREI), tiene por objetivo principal la promoción de programas tendentes al desarrollo, diversificación e integración de la industria nacional, con especial énfasis en la pequeña y mediana industria (PyMI), y el financiamiento de capital de trabajo para la creación de microempresas.

La institución en su afán de seguir proporcionando recursos al sector industrial, desarrollará para el año 2004 tres programas crediticios que se orientan a:

- Promover la reindustrialización de la Pequeña y Mediana Industria (PyMI), este programa esta enfocado en el financiamiento de la instalación de nuevas empresas y ampliar su capacidad utilizada de la PyMI existentes.
- Reconversión y Modernización de las PyMI, comprende el financiamiento de inversiones en activos tangibles e intangibles que se oriente a la modernización del parque industrial.
- Reactivación, este programa se orienta a la recuperación y sostenimiento de aquellas empresas que enfrentan problemas críticos de falta de liquidez que limitan sus niveles de operación.

El Proyecto de Presupuesto asciende a Bs. 151.343,6 millones, y será financiado de la siguiente forma: Bs. 54.124,1 millones (35,8%) ingresos corrientes, Bs. 378,0 millones (0,3%) recursos de capital y Bs. 96.841,5 millones (63,9%) recursos financieros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**54.124.104.000**
- Ingresos de Operación	54.124.104.000
Ingresos Financieros	54.124.104.000
Recursos de Capital	**378.060.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	378.060.000
Recursos Financieros	**96.841.486.000**
- Activos Financieros	64.841.486.000
Disminución de Caja y Bancos	220.484.000
Recuperación de Préstamos	15.981.000.000
Venta de Títulos y Valores	48.640.002.000
- Pasivos Financieros	32.000.000.000
Incremento de Pasivos a Mediano y Largo Plazo	32.000.000.000
TOTAL	**151.343.650.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**17.276.410.000**
- Gastos de Operación	16.391.447.000
Gastos de Personal	13.384.877.000
Materiales y Suministros	224.469.000
Servicios No Personales	2.404.041.000
Otros Gastos de Instituciones Descentralizadas	378.060.000
Depreciación y Amortización	288.060.000
Pérdida por Cuentas Incobrables	90.000.000
- Gastos Ajenos a la Operación	884.963.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos (Intereses)	176.388.000
Transferencias	708.575.000
Transferencias Corrientes al Sector Privado	708.575.000
Gastos de Capital	**1.629.089.000**
- Activos Reales	1.629.089.000
Repuestos y Reparaciones Mayores	27.869.000
Adquisición de Maquinarias y demás Equipos	1.143.071.000
Adquisición de Equipos de Transporte, Tracción y Elevación	50.000.000
Conservaciones, Ampliaciones y Mejoras	307.692.000
Otros Activos Reales	100.457.000
Aplicaciones Financieras	**132.438.151.000**
- Activos Financieros	130.765.882.000
Concesión de Préstamos	109.566.100.000
Incremento de Otros Activos Circulantes	17.929.300.000
Incremento de Otros Activos No Circulantes	3.270.482.000
- Pasivos Financieros	1.672.269.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.672.269.000
TOTAL	**151.343.650.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Liquidación de Créditos	Millones de Bs.	109.566,1
Recuperaciones de Créditos	Millones de Bs.	15.981,0

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**194**	**3.481.581.522**
Directivo	27	999.888.000
Profesional y Técnico	90	1.878.008.736
Personal Administrativo	41	354.920.082
Obrero	36	248.764.704
TOTAL	**194**	**3.481.581.522**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	41	354.920.082
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	117	2.877.896.736
	TOTAL	**158**	**3.232.816.818**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	32	216.368.256
IX	597.112 __ 647.112		
X	647.113 __ 697.113	4	32.396.448
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**36**	**248.764.704**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**19**	**210.754.740**
Jubilado	14	159.229.344
Pensionado	5	51.525.396
TOTAL	**19**	**210.754.740**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Generales y de Apoyo	13.343.954.000
02	Operaciones Crediticias	2.653.017.000
03	Administración y Control de las Finanzas	114.859.880.000
99	Partidas No Asignables a Programas	20.486.799.000
	TOTAL	**151.343.650.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	13.384.877.000
4.02	Materiales y Suministros	224.469.000
4.03	Servicios No Personales	2.404.041.000
4.04	Activos Reales	1.629.089.000
4.05	Activos Financieros	130.765.882.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.848.657.000
4.07	Transferencias	708.575.000
4.08	Otros Gastos de Instituciones Descentralizadas	378.060.000
	TOTAL	**151.343.650.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**54.124.104.000**
- Ingresos de Operación	54.124.104.000
Ingresos Financieros	54.124.104.000
Intereses y Comisiones de Cartera	29.865.600.000
Intereses de Mora	147.662.000
Intereses sobre Colocaciones	9.389.735.000
Intereses sobre Prestamos de Vivienda	88.090.000
Otros Ingresos (Intereses sobre Fideicomisos y Cuentas Bancarias)	14.633.017.000
B. Gastos Corrientes	**17.276.410.000**
- Gastos de Operación	16.391.447.000
Gastos de Personal	13.384.877.000
Materiales y Suministros	224.469.000
Servicios No Personales	2.404.041.000
Otros Gastos de Instituciones Descentralizadas	378.060.000
Depreciación y Amortización	288.060.000
Pérdida por Cuentas Incobrables	90.000.000
- Gastos Ajenos a la Operación	884.963.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos (Intereses)	176.388.000
Transferencias	708.575.000
Transferencias Corrientes al Sector Privado	708.575.000
C. Resultado Económico: Ahorro	**36.847.694.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**37.225.754.000**
- Ahorro en la Cuenta Corriente	36.847.694.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	378.060.000
B. Gastos de Capital	**1.629.089.000**
- Activos Reales	1.629.089.000
Repuestos y Reparaciones Mayores	27.869.000
Adquisición de Maquinarias y demás Equipos	1.143.071.000
Adquisición de Equipos de Transporte, Tracción y Elevación	50.000.000
Conservaciones, Ampliaciones y Mejoras	307.692.000
Otros Activos Reales	100.457.000
C. Resultado Financiero: Superávit	**35.596.665.000**
III. Cuenta Financiera	
A. Recursos Financieros	**132.438.151.000**
- Activos Financieros	64.841.486.000
Disminución de Caja y Bancos	220.484.000
Recuperación de Préstamos	15.981.000.000
Venta de Títulos y Valores	48.640.002.000
- Pasivos Financieros	32.000.000.000
Incremento de Pasivos a Mediano y Largo Plazo	32.000.000.000
- Superávit Financiero	35.596.665.000
B. Aplicaciones Financieras	**132.438.151.000**
- Activos Financieros	130.765.882.000
Concesión de Préstamos	109.566.100.000
Incremento de Otros Activos Circulantes	17.929.300.000
Incremento de Otros Activos No Circulantes	3.270.482.000
- Pasivos Financieros	1.672.269.000
Disminución de Cuentas y Efectos a Pagar	1.672.269.000

A0842
Fondo de Desarrollo Microfinanciero
(FONDEMI)

FONDO DE DESARROLLO MICROFINANCIERO (FONDEMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

FONDEMI tiene como objetivo fundamental apoyar las políticas de fomento, desarrollo y fortalecimiento del sistema micro financiero, mediante el otorgamiento de créditos con y sin intereses a las comunidades populares y autogestionarias, las empresas familiares, las personas naturales auto empleadas o desempleadas y cualesquiera otras formas de asociación comunitaria para el trabajo, sirviendo de agente de financiamiento de los intereses no cobrados y de los costos de transacción de los créditos sin intereses. Asimismo, el fondo se propone capacitar a los entes ejecutores para que éstos a su vez presten asistencia técnica y apoyo psico-social y humano a los beneficiarios directos.

El Fondo, para el año 2004, espera liquidar préstamos por Bs. 10.470,0 millones, con una tasa de interés preferencial del 12%, y plazos que oscilan entre 12 y 36 meses, de los cuales tres meses es a plazo muerto y créditos sin intereses, a un plazo máximo de 12 meses. Así mismo, programa la recuperación de créditos por Bs. 4.521,0 millones (43,2%) del monto a liquidar.

El presupuesto de gastos asciende a Bs. 17.478,9 millones, que será financiado con aportes del Ministerio de Finanzas por Bs. 11.000,0 millones, ingresos propios Bs. 618,3 millones, recursos de capital Bs. 1.339,6 millones y recursos financieros Bs. 4.521,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**4.826.235.433**
- Transferencias para Financiar Gastos Corrientes	4.208.000.000
Del Sector Público	4.208.000.000
Ministerio de Finanzas	4.208.000.000
.Recursos Ordinarios	3.708.000.000
.Otras Fuentes de Financiamiento	500.000.000
- Ingresos de Operación	180.841.588
Ingresos Financieros	180.841.588
Intereses por cartera de Créditos	180.841.588
- Otros Ingresos Corrientes	437.393.845
Ingresos de la Propiedad	437.393.845
Ingresos por Inversiones Temporales	437.393.845
Recursos de Capital	**1.631.613.536**
- Transferencias para Financiar Gastos de Capital	292.000.000
Del Sector Público	292.000.000
Ministerio de Finanzas	292.000.000
-Recursos Ordinarios	292.000.000
- Incremento de la Depreciación Acumulada, Previsiones y Otras Reservas	27.432.000
- Provisión para Cartera de Créditos	1.312.181.536
Recursos Financieros	**11.021.039.688**
- Activos Financieros	4.521.039.688
Recuperación de Préstamos	4.521.039.688

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
- Incremento del Patrimonio	6.500.000.000
Ministerio de Finanzas	6.500.000.000
Recursos Ordinarios	3.000.000.000
Gestión Fiscal	3.000.000.000
Otras Fuentes de Financiamiento	500.000.000
TOTAL	**17.478.888.657**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**5.247.613.536**
- Gastos de Consumo	4.647.613.536
Gastos de Personal	1.852.600.000
Materiales y Suministros	470.968.000
Servicios No Personales	984.432.000
Otros Gastos de Instituciones Descentralizadas	1.339.613.536
Depreciación y Amortización	27.432.000
Otros	1.312.181.536
- Otros Gastos Corrientes	600.000.000
Transferencias	600.000.000
Transferencias Corrientes al Sector Privado	600.000.000
Gastos de Capital	**292.000.000**
- Activos Reales	247.000.000
Adquisición de Maquinarias y demás Equipos	247.000.000
- Activos Intangibles	45.000.000
Aplicaciones Financieras	**11.939.275.121**
- Activos Financieros	10.469.987.704
Concesión de Préstamos	1.469.287.417
Incremento de Caja y Banco	
TOTAL	**17.478.888.657**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Recuperación de Créditos	Millones de Bs.	4.521,0
Liquidación de Créditos	Millones de Bs.	10.440,9

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**60**	**821.809.000**
Directivo	11	383.859.000
Profesional y Técnico	30	320.483.000
Personal Administrativo	19	117.467.000
Personal Fijo a Tiempo Parcial	**8**	**65.778.000**
Empleado	3	47.298.000
Obrero	5	18.480.000
TOTAL	**68**	**887.587.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	2	9.647.000
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108	6	30.240.000
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112	1	7.482.000
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115	15	138.956.000
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	13	149.822.000
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	26	532.960.000
	TOTAL	**63**	**869.107.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	5	18.480.000
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**5**	**18.480.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación Microfinanciera	16.139.275.121
99	Partidas no Asignables a Programas	1.339.613.536
	TOTAL	**17.478.888.657**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.852.600.000
4.02	Materiales y Suministros	470.968.000
4.03	Servicios no Personales	984.432.000
4.04	Activos Reales	292.000.000
4.05	Activos Financieros	11.939.275.121
4.07	Transferencias	600.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.339.613.536
	TOTAL	**17.478.888.657**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.826.235.433**
- Transferencias Para Financiar Gastos Corrientes	4.208.000.000
Del Sector Público	4.208.000.000
Ministerio de Finanzas	4.208.000.000
.Recursos Ordinarios	3.708.000.000
.Otras Fuentes de Financiamiento	500.000.000
- Ingresos de Operación	180.841.588
Ingresos Financieros	180.841.588
Intereses por cartera de Créditos	180.841.588
- Otros Ingresos Corrientes	437.393.845
Ingresos de la Propiedad	437.393.845
Ingresos por Inversiones Temporales	437.393.845
B. Gastos Corrientes	**5.247.613.536**
- Gastos de Consumo	4.647.613.536
Gastos de Personal	1.852.600.000
Materiales y Suministros	470.968.000
Servicios no Personales	984.432.000
Otros Gastos de Instituciones Descentralizadas	1.339.613.536
Depreciación y Amortización	27.432.000
Provisión Para Cartera de Créditos	1.312.181.536
- Otros Gastos Corrientes	600.000.000
Transferencias	600.000.000
Transferencias Corrientes al Sector Privado	600.000.000
C. Resultado Económico : Desahorro	**(421.378.103)**
II. Cuenta de Capital	
A. Recursos de Capital	**1.210.235.433**
- Desahorro en la Cuenta Corriente	(421.378.103)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	27.432.000
- Provisión Cartera de Créditos	1.312.181.536
- Transferencias para Financiar Gastos de Capital	292.000.000
Del Sector Público	292.000.000
Ministerio de Finanzas	292.000.000
-Recursos Ordinarios	292.000.000
B. Gastos de Capital	**292.000.000**
- Activos Reales	247.000.000
Adquisición de Maquinarias y demás Equipos	247.000.000
- Activos Intangibles	45.000.000
C. Resultado Financiero: Superávit	**918.235.433**
III. Cuenta Financiera	
A. Recursos Financieros	**11.939.275.121**
- Activos Financieros	4.521.039.688
Recuperación de Préstamos	4.521.039.688
- Superávit Financiero	918.235.433
- Incremento del Patrimonio	6.500.000.000
Ministerio de Finanzas	6.500.000.000
Recursos Ordinarios	3.000.000.000
Gestión Fiscal	3.000.000.000
Otras Fuentes de Financiamiento	500.000.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Aplicaciones Financieras	**11.939.275.121**
- Activos Financieros	11.939.275.121
Incremento de Cajas y Bancos	1.469.287.417
Concesión de Prestamos	10.469.987.704

A0906

Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

SERVICIO AUTÓNOMO SUPERINTENDENCIA NACIONAL DE ACTIVIDADES HÍPICAS (SUNAHIP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP), tiene como objetivo fundamental la Inspección, supervisión, vigilancia, regulación y control de las licencias para la administración y operación de los Hipódromos y del Sistema Nacional Mutualista y Apuestas Hípicas.

El organismo ha programado ingresos corrientes por Bs. 950,2 millones, de los cuales Bs. 0,2 millones corresponden a ingresos por colocaciones financieras y Bs. 950,0 millones a transferencias del Ejecutivo Nacional.

Los gastos corrientes ascienden a Bs. 950,2 millones, constituidos por gastos de personal con el 23,0%, materiales y suministros el 7,3% y servicios no personales 69,7%.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**950.195.000**
- Transferencias para Financiar Gastos Corrientes	950.000.000
Del Sector Público	950.000.000
Ministerio de Finanzas	950.000.000
.Recursos Ordinarios	950.000.000
- Otros Ingresos Corrientes	195.000
Ingresos de la Propiedad	195.000
TOTAL	**950.195.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**950.195.000**
- Gastos de Consumo	950.195.000
Gastos de Personal	218.544.850
Materiales y Suministros	68.984.157
Servicios No Personales	662.665.993
TOTAL	**950.195.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Redacción y aprobación del reglamento SUNAHIP	Reglamento	1
Actualización reglamento de juego	Reglamento	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**7**	**108.000.000**
Directivo	1	21.600.000
Profesional y Técnico	6	86.400.000
Personal Contratado	**1**	**11.284.000**
Empleado	1	11.284.000
TOTAL	**8**	**119.284.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119	1	11.284.000
XVII	997.120 Y MÁS	7	108.000.000
	TOTAL	**8**	**119.284.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	950.195.000
	TOTAL	**950.195.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
401	Gastos de Personal	218.544.850
402	Materiales y Suministros	68.984.157
403	Servicios No Personales	662.665.993
	TOTAL	**950.195.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**950.195.000**
- Transferencias Para Financiar Gastos Corrientes	950.000.000
Del Sector Público	950.000.000
Ministerio de Finanzas	950.000.000
.Recursos Ordinarios	950.000.000
- Otros Ingresos Corrientes	195.000
Ingresos de la Propiedad	195.000
Intereses por Colocaciones	195.000
B. Gastos Corrientes	**950.195.000**
- Gastos de Consumo	950.195.000
Gastos de Personal	218.544.850
Materiales y Suministros	68.984.157
Servicios no Personales	662.665.993
C. Resultado Económico: Equilibrado	

Ministerio de la Defensa

A0005
Instituto Autónomo Círculo de las Fuerzas Armadas (IACFAC)

INSTITUTO AUTÓNOMO CÍRCULO DE LAS FUERZAS ARMADAS (IACFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

Este ente tiene como actividad principal brindar a sus socios militares y civiles un excelente servicio en materia de recreación, esparcimiento, alojamiento y bienestar, además de contribuir con una mayor identificación entre los profesionales de la Fuerza Armada Nacional, al concentrarse en instalaciones adecuadas para el intercambio y mejoramiento de su vida social. Además, persigue administrar los recursos asignados por el Ejecutivo Nacional, a través del Ministerio de la Defensa y el logro de la autogestión en el mediano plazo.

La gerencia del Instituto, para lograr el cumplimiento de su misión, continuará realizando su política de acción social participativa, tanto en la sede central como en las sucursales, en base a los siguientes objetivos:

- Proporcionar al socio una esmerada y óptima atención
- Brindar un área de esparcimiento de altura, a nivel de instalaciones y áreas verdes
- Ofrecer bienestar y seguridad al socio y sus familiares
- Establecer controles administrativos y financieros
- Generar los ingresos propios producto de la venta de bienes y servicios, diversos

El IACFA cuenta con 8 sedes, distribuidas en diferentes ciudades del territorio nacional, tales como Caracas, Barquisimeto, Carora, Maracaibo, Maracay, Margarita, Puerto Nuevo (Mamo) y San Cristóbal; estando la sede principal ubicada en la capital del país.

Para cumplir con su misión proyecta un presupuesto por Bs. 31.040,1 millones, con el cual ha programado ejecutar, entre otras, las siguientes metas: 920 contratos de alquiler de salones; realizar 152 eventos sociales; culturales y deportivos; alquilar 120 locales y 271 habitaciones diarias; vender 12.368 botellas de licor y suscribir 700 contratos para el alquiler de salones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**30.591.905.369**
- Transferencias para Financiar Gastos Corrientes	7.934.647.307
Del Sector Público	7.934.647.307
- Recursos Ordinarios	4.400.000.000
- Gestión Fiscal	2.534.647.307
- Otras Fuentes de Financiamiento	1.000.000.000
- Ingresos por Actividades Propias	18.153.915.023
Venta de Servicios	18.153.915.023
- Otros Ingresos Corrientes	4.503.343.039
Cotizaciones y Estaciones de Servicios	4.121.523.039
- Ingresos de la Propiedad	381.820.000
Intereses por Dinero en Depósito	381.820.000
Recursos de Capital	**36.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	18.000.000
- Disminución de Inventarios	18.000.000
Recursos Financieros	**412.200.000**
- Activos Financieros	412.200.000
Disminución de Cuentas a Cobrar	412.200.000
TOTAL	**31.040.105.369**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**14.019.949.907**
- Gastos de Consumo	13.377.741.907
Gastos de Personal	7.934.647.307
Materiales y Suministros	4.884.213.600
Servicios No Personales	522.881.000
Variación de Inventarios	18.000.000
Otros Gastos de Instituciones Descentralizadas	18.000.000
Depreciación y Amortización	18.000.000
- Otros Gastos Corrientes	642.208.000
Transferencias	642.208.000
Transferencias Corrientes al Sector Privado	642.208.000
Gastos de Capital	**6.920.926.532**
- Activos Reales	6.920.926.532
Repuestos y Reparaciones Mayores	1.680.449.472
Adquisición de Maquinarias y demás Equipos	1.766.203.280
Otros Activos Reales	3.474.273.780
Aplicaciones Financieras	**10.099.228.930**
- Activos Financieros	10.099.228.930
Incremento de Caja y Bancos	10.099.228.930
TOTAL	**31.040.105.369**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Contratación de Salones	Contrato	700
Venta de Licores	Botella	12.368
Alquiler de Locales Comerciales	Local	120
Alquiler de Habitaciones Hotel	Hab/dia	271
Realización de Eventos Deportivos	Evento	152
Sociales	Evento	110
Culturales	Evento	12
Deportivos	Evento	30

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**918**	**3.020.427.840**
Profesional y Técnico	55	55.086.290
Personal Administrativo	98	612.624.922
Obrero	765	2.352.716.628
Personal Contratado	**40**	**132.852.000**
Profesional y Técnico	40	132.852.000
TOTAL	**958**	**3.153.279.840**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	98	290.594.304
II	247.105 - 297.105	9	29.387.340
III	297.106 - 347.106	19	73.440.168
IV	347.107 - 397.107	18	80.375.112
V	397.108 - 447.108	19	96.240.624
VI	447.109 - 497.109	9	50.987.772
VII	497.110 - 547.110	7	43.857.240
VIII	547.111 - 597.111	2	13.730.664
IX	597.112 - 647.112	2	14.930.688
X	647.113 - 697.113	3	24.196.068
XI	697.114 - 747.114	3	25.996.104
XII	747.115 - 797.115	1	9.265.380
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119	1	11.665.428
XVII	997.120 Y MÁS	2	35.896.320
	TOTAL	**193**	**800.563.212**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	728	2.158.700.544
II	247.105 - 297.105	11	35.917.860
III	297.106 - 347.106	3	11.595.816
IV	347.107 - 397.107	5	22.326.420
V	397.108 - 447.108	1	5.065.296
VI	447.109 - 497.109	6	33.991.848
VII	497.110 - 547.110	4	25.061.280
VIII	547.111 - 597.111	1	6.865.332
IX	597.112 - 647.112	2	14.930.688
X	647.113 - 697.113		
XI	697.114 - 747.114	2	17.330.736
XII	747.115 - 797.115	1	9.265.380
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119	1	11.665.428
XVII	997.120 Y MÁS		
	TOTAL	**765**	**2.352.716.628**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**3**	**12.195.828**
Jubilados	3	12.195.828
Obreros	**77**	**228.324.096**
Pensionados	77	228.324.096
TOTAL	**80**	**240.519.924**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Circulo Militar de Caracas	19.147.245.013
02	Circulo Militar de Barquisimeto	2.758.069.378
03	Circulo Militar de Carora	274.860.948
04	Circulo Militar de Maracaibo	1.640.625.585
05	Circulo Militar de Maracay	2.478.708.430
06	Circulo Militar de Margarita	1.392.304.742
07	Circulo Militar de Puerto Nuevo	1.392.304.742
08	Circulo Militar de san Cristobal	1.919.986.531
99	Partidas no Asignables a Programas	36.000.000
	TOTAL	**31.040.105.369**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	7.934.647.307
4.02	Materiales y Suministros	4.884.213.600
4.03	Servicios no Personales	522.881.000
4.04	Activos Reales	6.920.926.532
4.05	Activos Financieros	10.099.228.930
4.07	Transferencias	642.208.000
4.08	Otros Gastos de Instituciones Descentralizadas	36.000.000
	TOTAL	**31.040.105.369**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**30.591.905.369**
- Transferencias Para Financiar Gastos Corrientes	7.934.647.307
Del Sector Público	7.934.647.307
De la Administración Central	7.934.647.307
- Recursos Ordinarios	4.400.000.000
- Gestión Fiscal	2.534.647.307
- Otras Fuentes de Financiamiento	1.000.000.000
- Ingresos por Actividades Propias	18.153.915.023
Venta de Servicios	18.153.915.023
- Otros Ingresos Corrientes	4.503.343.039
Cotizaciones y Estaciones de Servicios	4.121.523.039
- Ingresos de la Propiedad	381.820.000
Intereses por Dinero en Depósito	381.820.000
B. Gastos Corrientes	**14.019.949.907**
- Gastos de Consumo	13.377.741.907
Gastos de Personal	7.934.647.307
Materiales y Suministros	4.884.213.600
Servicios no Personales	522.881.000
Variación de Inventarios	18.000.000
Otros Gastos de Instituciones Descentralizadas	18.000.000
Depreciación y Amortización	18.000.000
- Otros Gastos Corrientes	642.208.000
Transferencias	642.208.000
Transferencias Corrientes al Sector Privado	642.208.000
C. Resultado Económico : Ahorro	**16.571.955.462**
II. Cuenta de Capital	
A. Recursos de Capital	**16.607.955.462**
- Ahorro en la Cuenta Corriente	16.571.955.462
- Disminución de Inventarios	18.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	18.000.000
B. Gastos de Capital	**6.920.926.532**
- Activos Reales	6.920.926.532
Repuestos y Reparaciones Mayores	1.680.449.472
Adquisición de Maquinarias y demás Equipos	1.766.203.280
Otros Activos Reales	3.474.273.780
C. Resultado Financiero: Superávit	**9.687.028.930**
III. Cuenta Financiera	
A. Recursos Financieros	**10.099.228.930**
- Activos Financieros	412.200.000
Disminución de Cuentas a Cobrar	412.200.000
- Superávit Financiero	9.687.028.930
B. Aplicaciones Financieras	**10.099.228.930**
- Activos Financieros	10.099.228.930
Incremento de Caja y Bancos	10.099.228.930

A0044

Instituto de Oficiales de las Fuerzas Armadas Nacionales en Situación de Retiro (IORFAN)

INSTITUTO DE OFICIALES DE LAS FUERZAS ARMADAS NACIONALES EN SITUACIÓN DE RETIRO (IORFAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto de Oficiales de las Fuerzas Armadas Nacionales en Situación de Retiro, continuará ejerciendo su actividad principal de agrupar a todos los oficiales que se encuentren o pasen a dicha situación, con la finalidad de estimular su mutuo acercamiento y fortalecer los vínculos de fraternidad que deben existir entre los miembros de la Institución Armada, a través de la promoción de actividades socio culturales, ayudas socio-económicas y demás atenciones en el área social.

Para el logro de su misión el Instituto se ha fijado como políticas:

- Estimular y mantener en los oficiales retirados y los familiares sobrevivientes el apego a la Institución Militar
- Hacer del Oficial Retirado el objeto principal de sus acciones para brindarle las atenciones debidas
- Brindar a los familiares sobrevivientes del oficial causante la debida asistencia de todos los organismos que participan en el bienestar de los miembros de la Fuerza Armada

Los objetivos que persigue la Institución para el ejercicio fiscal 2004, requieren de un presupuesto de Bs. 1.599,8 millones, que se traducen en la consecución de las siguientes metas: atención de 1.320 casos en el área social, publicar 26.000 boletines, dictar 4 conferencias, realizar 67 eventos de tipo recreacional, 16 ayudas por fallecimiento del afiliado; prestar 12 equipos ortopédicos, brindar asistencia a 211 afiliados y actualizar documentos a través de 2 operativos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.502.638.446**
- Transferencias para Financiar Gastos Corrientes	942.612.690
Del Sector Público	942.612.690
- Recursos Ordinarios	942.612.690
- Otros Ingresos Corrientes	560.025.756
Ingresos por Aportes y Contribuciones	392.625.756
Ingresos de la Propiedad	167.400.000
Recursos de Capital	**25.200.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.200.000
Recursos Financieros	**72.000.000**
- Activos Financieros	72.000.000
Disminución de Otros Activos Circulantes	72.000.000
TOTAL	**1.599.838.446**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.500.046.446**
- Gastos de Consumo	1.244.696.394
Gastos de Personal	892.447.766
Materiales y Suministros	144.872.492
Servicios No Personales	182.176.136
Otros Gastos de Instituciones Descentralizadas	25.200.000
Depreciación y Amortización	25.200.000
- Otros Gastos Corrientes	255.350.052
Transferencias	255.350.052
Transferencias Corrientes al Sector Privado	255.350.052
Gastos de Capital	**15.792.000**
- Activos Reales	13.842.000
Adquisición de Maquinarias y demás Equipos	13.842.000
- Activos Intangibles	1.950.000
Aplicaciones Financieras	**84.000.000**
- Activos Financieros	84.000.000
Incremento de Caja y Bancos	84.000.000
TOTAL	**1.599.838.446**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Atención Social	Caso Atendido	1.320
Publicación de Boletines	Boletín	26.000
Dictar Conferencias	Conferencia	4
Actividades Recreacionales	Evento	67
Asistencia a Familiares en Caso de Fallecimiento del Afiliado	Asistencia	16
Préstamo de Equipos Ortopédicos	Equipo Prestado	12
Programa de Atención de Bienestar Social	Asistencia	211
Operativos de Actualización de Documentos	Operativo	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**54**	**291.547.571**
Directivo	7	65.645.344
Profesional y Técnico	16	110.910.054
Personal Administrativo	15	54.848.662
Obrero	16	60.143.511
TOTAL	**54**	**291.547.571**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.965.248
II	247.105 _ 297.105	9	30.459.550
III	297.106 _ 347.106	2	7.402.944
IV	347.107 _ 397.107	4	18.493.224
V	397.108 _ 447.108	1	5.234.124
VI	447.109 _ 497.109	4	22.193.518
VII	497.110 _ 547.110	2	12.523.666
VIII	547.111 _ 597.111	2	13.960.092
IX	597.112 _ 647.112		
X	647.113 _ 697.113	4	31.984.582
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	7	64.804.312
XIII	797.116 _ 847.116	1	9.694.356
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	1	11.688.444
XVII	997.120 Y MAS		
	TOTAL	**38**	**231.404.060**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	5	17.338.072
III	297.106 _ 347.106	9	34.107.858
IV	347.107 _ 397.107	2	8.697.581
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**16**	**60.143.511**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleado	**5**	**47.382.888**
Jubilado	3	28.366.735
Pensionado	2	19.016.153
Obrero	**2**	**16.363.260**
Jubilado	2	16.363.260
TOTAL	**7**	**63.746.148**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Bienestar Social	911.047.442
02	Servicio de Apoyo	579.591.004
99	Partidas no Asignables a Programas	109.200.000
	TOTAL	**1.599.838.446**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	892.447.766
4.02	Materiales y Suministros	144.872.492
4.03	Servicios no Personales	182.176.136
4.04	Activos Reales	15.792.000
4.05	Activos Financieros	84.000.000
4.07	Transferencias	255.350.052
4.08	Otros Gastos de Instituciones Descentralizadas	25.200.000
	TOTAL	**1.599.838.446**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.502.638.446**
- Transferencias Para Financiar Gastos Corrientes	942.612.690
Del Sector Público	942.612.690
De la Administración Central	942.612.690
- Recursos Ordinarios	942.612.690
- Otros Ingresos Corrientes	560.025.756
Ingresos por Aportes y Contribuciones	392.625.756
Cuotas de afiliación IPSFA	392.625.756
Ingresos de la Propiedad	167.400.000
Intereses por Dinero en Depósito	66.000.000
Otros Ingresos de la Propiedad	101.400.000
- Arrendamientos	41.400.000
- Otros	60.000.000
B. Gastos Corrientes	**1.500.046.446**
- Gastos de Consumo	1.244.696.394
Gastos de Personal	892.447.766
Materiales y Suministros	144.872.492
Servicios No Personales	182.176.136
Otros Gastos de Instituciones Descentralizadas	25.200.000
Depreciación y Amortización	25.200.000
- Otros Gastos Corrientes	255.350.052
Transferencias	255.350.052
Transferencias Corrientes al Sector Privado	255.350.052
Transferencias Corrientes al Sector Privado	116.246.148
Transferencias Corrientes Diversas	139.103.904
C. Resultado Económico: Ahorro	**2.592.000**
II. Cuenta de Capital	
A. Recursos de Capital	**27.792.000**
- Ahorro en la Cuenta Corriente	2.592.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.200.000
B. Gastos de Capital	**15.792.000**
- Activos Reales	13.842.000
Adquisición de Maquinarias y demás Equipos	13.842.000
- Activos Intangibles	1.950.000
C. Resultado Financiero: Superávit	**12.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**84.000.000**
- Activos Financieros	72.000.000
Disminución de Otros Activos Circulantes	72.000.000
- Superávit Financiero	12.000.000
B. Aplicaciones Financieras	**84.000.000**
- Activos Financieros	84.000.000
Incremento de Caja y Bancos	84.000.000

A0050
Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS (I.P.S.F.A)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto de Previsión Social de las Fuerzas Armadas, como Organismo encargado de prestar y garantizar el bienestar y seguridad social a los afiliados y familiares inmediatos en los términos establecidos en la Ley Orgánica de Seguridad Social de la Fuerza Armada Nacional, estima para el Ejercicio Fiscal 2004 dar continuidad al logro de una justa y eficaz protección socio-económica, a través del pago de pensiones y prestaciones sociales, ventas de productos y otorgamiento de créditos.

POLÍTICA DE FINANCIAMIENTO:

- El aporte del Estado representa el 68% del presupuesto total del Instituto, el cual se dirige fundamentalmente al programa de seguridad social, de acuerdo a lo establecido en la Ley de Seguridad Social de las Fuerzas Armadas y al Estatuto Orgánico de creación del Instituto, mientras que un 5% cubrirá parte de los gastos propios del Instituto.
- El Aporte por cotizaciones de afiliados, el cual representa el 9,2% del presupuesto, se destina totalmente al Programa de Seguridad Social.
- Los ingresos por actividades propias y los ingresos de la propiedad representan un 13% del presupuesto total y se deben a la venta de Bienes y Servicios, al aprovechamiento de su patrimonio y a los proyectos de inversión, los cuales se destinarán a cubrir parte de los gastos corrientes, de funcionamiento y de inversión del Instituto.

POLÍTICA DE GASTO:

- Mantener la cobertura de los servicios de bienestar social que debe atender, según lo establecido en la Ley Orgánica de Seguridad Social de la Fuerza Armada.
- Racionalizar las erogaciones para la operatividad sin sacrificar los niveles de eficiencia en la atención de los afiliados.

POLÍTICA DE COBERTURA:

- El Instituto se propone cubrir con los Aportes del Estado la demanda efectiva total para el Programa de Seguridad Social, en lo concerniente a Pensiones y demás prestaciones en dinero y otras asignaciones así como lo que respecta al Cuidado Integral de la Salud de los Familiares Inmediatos de los Afiliados.
- La cobertura del Programa de Protección Socio-Económica, abarca para el rubro de Almacenes a los Afiliados y sus Familiares Inmediatos y al Personal Civil del Instituto; e igualmente se aplica a lo concerniente a las concesiones de préstamos para el Personal Militar Profesional, solamente de acuerdo a la proporción señalada en las metas fijadas por cada tipo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**475.847.023.413**
- Transferencias para Financiar Gastos Corrientes	359.389.778.413
Del Sector Público	359.389.778.413
- Recursos Ordinarios	254.507.095.133
- Gestión Fiscal	91.514.775.613
- Otras Fuentes de Financiamiento	13.367.907.667
- Ingresos por Actividades Propias	39.157.319.000
Venta de Bienes y Servicios	39.157.319.000
- Otros Ingresos Corrientes	77.299.926.000
Ingresos por Aportes y Contribuciones (Cotización Personal Militar C.I.S.)	48.601.382.000
Ingresos de la Propiedad	24.052.071.000
Otros Ingresos	4.646.473.000
Recursos de Capital	**819.791.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.118.000
- Disminución de Inventarios	669.673.000
Recursos Financieros	**52.994.248.473**
- Activos Financieros	32.546.712.473
Recuperación de Préstamos	19.790.424.000
Disminución de Caja y Bancos	5.437.331.473
Disminución de Otras Cuentas a Cobrar	7.318.957.000
- Pasivos Financieros	20.447.536.000
Incrementos de Cuentas a Pagar	16.051.536.000
Incremento de Otros Pasivos No Circulantes	4.396.000.000
TOTAL	**529.661.062.886**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**473.149.568.314**
- Gastos de Consumo	197.542.013.987
Gastos de Personal	16.968.994.203
Materiales y Suministros	80.706.286.562
Servicios No Personales	95.548.115.222
Otros Gastos de Instituciones Descentralizadas	4.318.618.000
Depreciación y Amortización	150.118.000
Otros Gastos	3.498.827.000
Ajuste por Variación de Inventario	669.673.000
- Otros Gastos Corrientes	275.607.554.327
Transferencias	275.607.554.327
Transferencias Corrientes al Sector Privado	275.607.554.327
Gastos de Capital	**15.801.011.572**
- Activos Reales	15.572.981.572
Adquisición de Maquinarias y demás Equipos	8.934.681.572
Obras de Infraestructura	6.450.960.000
Otros Activos Reales	187.340.000
- Activos Intangibles	228.030.000
Aplicaciones Financieras	**40.710.483.000**
- Activos Financieros	39.335.835.000
Concesión de Préstamos	29.563.775.000
Incremento de Cuentas a Cobrar a Corto Plazo	9.772.060.000
- Pasivos Financieros	1.374.648.000
Disminución de Otros Pasivos Circulantes	1.374.648.000
TOTAL	**529.661.062.886**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Seguridad Social		
Pensiones Personal Militar	Pensión	31.846
Asignación causa muerte	Causante	379
Asignación por muerte en actos de servicio	Causante	29
Asignación de antigüedad	Causante	60
Suministro de medicinas y productos farmacéuticos a familiares inmediatos de afiliados	Beneficiario	56.000
Atención médico ambulatoria y hospitalización	Beneficiario	146.845
Programa de Protección Socio-Económica		
Créditos Hipotecarios	Crédito	280
Préstamos Personales	Préstamo	4.520
Préstamos Inmediatos (Sistema de ahorro SISA)	Préstamo	3.583
Crédito Compras en Almacenes Militares (Sistema de ahorro SISA)	Crédito	64.104
Préstamos Vacacionales	Préstamo	1.427
Préstamos Educativos	Préstamo	2.394
Préstamos Secovimil	Préstamo	844

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1.190**	**4.484.088.000**
Profesional y Técnico	277	1.346.919.000
Personal Administrativo	573	2.173.348.000
Obrero	340	963.821.000
Personal Contratado	21	97.938.000
Profesional y Técnico	21	97.938.000
TOTAL	**1.211**	**4.582.026.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	519	1.622.199.000
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	106	513.127.000
VI	447.109 _ 497.109	141	774.445.000
VII	497.110 _ 547.110	50	304.576.000
VIII	547.111 _ 597.111	39	260.944.000
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	13	110.268.000
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	3	32.646.000
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**871**	**3.618.205.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	340	963.821.000
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**340**	**963.821.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleado	**192**	**704.769.015**
Jubilado	192	704.769.015
Obrero	**88**	**323.017.728**
Jubilado	88	323.017.728
TOTAL	**280**	**1.027.786.743**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Seguridad Social	392.168.130.169
02	Protección Socio-Económica	52.667.149.686
03	Apoyo Técnico, Legal y Administrativo	30.711.847.826
04	Planta Física y Equipamiento	16.107.747.914
05	Dirección, Control y Desarrollo Institucional	33.687.569.291
99	Partidas no Asignables a Programas	4.318.618.000
	TOTAL	**529.661.062.886**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	16.968.994.203
4.02	Materiales y Suministros	80.706.286.562
4.03	Servicios no Personales	95.548.115.222
4.04	Activos Reales	15.801.011.572
4.05	Activos Financieros	39.335.835.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.374.648.000
4.07	Transferencias	275.607.554.327
4.08	Otros Gastos de Instituciones Descentralizadas	4.318.618.000
	TOTAL	**529.661.062.886**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**475.847.023.413**
- Transferencias Para Financiar Gastos Corrientes	359.389.778.413
Del Sector Público	359.389.778.413
De la Administración Central	359.389.778.413
- Recursos Ordinarios	254.507.095.133
- Gestión Fiscal	91.514.775.613
- Otras Fuentes de Financiamiento	13.367.907.667
- Ingresos por Actividades Propias	39.157.319.000
Venta de Bienes	38.830.464.000
Venta de Servicios	326.855.000
- Otros Ingresos Corrientes	77.299.926.000
Ingresos por Aporte y Contribuciones (Cotización Personal Militar C.I.S.)	48.601.382.000
Ingresos de la Propiedad	24.052.071.000
Intereses por Dinero en Depósitos	9.308.318.000
Otros Ingresos de la Propiedad	14.743.753.000
Arrendamiento Tierras y Terrenos	4.895.913.000
Otros	9.847.840.000
Otros Ingresos	4.646.473.000
B. Gastos Corrientes	**473.149.568.314**
- Gastos de Consumo	197.542.013.987
Gastos de Personal	16.968.994.203
Materiales y Suministros	80.706.286.562
Servicios No Personales	95.548.115.222
Otros Gastos de Instituciones Descentralizadas	4.318.618.000
Depreciación y Amortización	150.118.000
Otros Gastos	3.498.827.000
Ajuste por Variación de Inventarios	669.673.000
- Otros Gastos Corrientes	275.607.554.327
Transferencias	275.607.554.327
Transferencias Corrientes al Sector Privado	275.607.554.327
C. Resultado Económico: Ahorro	**2.697.455.099**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**3.517.246.099**
- Ahorro en la Cuenta Corriente	2.697.455.099
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.118.000
- Disminución de Inventarios	669.673.000
B. Gastos de Capital	**15.801.011.572**
- Activos Reales	15.572.981.572
Adquisición de Maquinarias y demás Equipos	8.934.681.572
Obras de Infraestructura	6.450.960.000
Otros Activos Reales	187.340.000
- Activos Intangibles	228.030.000
C. Resultado Financiero: Déficit	**(12.283.765.473)**
III. Cuenta Financiera	
A. Recursos Financieros	**52.994.248.473**
- Activos Financieros	32.546.712.473
Recuperación de Préstamos	19.790.424.000
Disminución de Caja y Bancos	5.437.331.473
Disminución de Otras Cuentas a Cobrar	7.318.957.000
- Pasivos Financieros	20.447.536.000
Incrementos de Cuentas a Pagar	16.051.536.000
Incremento de Otros Pasivos No Circulantes	4.396.000.000
B. Aplicaciones Financieras	**52.994.248.473**
- Activos Financieros	39.335.835.000
Concesión de Préstamos	29.563.775.000
Incremento de Cuentas a Cobrar a Corto Plazo	9.772.060.000
- Pasivos Financieros	1.374.648.000
Disminución de Otros Pasivos Circulantes	1.374.648.000
- Déficit Financiero	(12.283.765.473)

A0065

Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)

OFICINA COORDINADORA DE LA PRESTACIÓN DE LOS SERVICIOS EDUCATIVOS DEL MINISTERIO DE LA DEFENSA (OCPSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La OCPSE, como responsable de la ejecución del programa de otorgamiento de becas para el personal de reservistas recién licenciados de la Fuerza Armada Nacional y de atender adecuadamente los requerimientos logísticos de la Dirección del Pre-escolar del Ministerio de la Defensa, ha previsto alcanzar, con los recursos provenientes del CIED-PDVSA y del pago de matrícula por mensualidad del pre-escolar, las siguientes metas: apoyo y atención de 120 niños en edad lactante; 580 niños en edad pre-escolar y 50 niños de educación especial; así como atender a través del Plan de becas General José Antonio Anzoátegui a 45 reservistas y 300 alumnos del Centro de Formación Industrial del Ejército. Para ello se requiere de un presupuesto que asciende a Bs. 499,9 millones, donde el aporte del Ejecutivo Nacional se destinará a financiar los gastos administrativos del Servicio, dado que el personal que aquí labora esta adscrito al Despacho de la Defensa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**487.992.000**
- Transferencias para Financiar Gastos Corrientes	278.400.000
Del Sector Público	278.400.000
De la Administración Central	12.000.000
- Recursos Ordinarios	12.000.000
De la Administración Descentralizada	266.400.000
- Ingresos por Actividades Propias	200.000.000
Venta de Servicios	200.000.000
- Otros Ingresos Corrientes	9.592.000
Ingresos de la Propiedad	9.592.000
Recursos Financieros	**12.007.994**
- Activos Financieros	12.007.994
Disminución de Caja y Bancos	12.007.994
TOTAL	**499.999.994**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**499.999.994**
- Gastos de Consumo	11.999.994
Materiales y Suministros	5.317.034
Servicios No Personales	6.682.960
- Otros Gastos Corrientes	488.000.000
Transferencias	488.000.000
Transferencias Corrientes al Sector Privado	488.000.000
TOTAL	**499.999.994**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Apoyo alimenticio y materno infantil a los hijos del personal del Ministerio de la Defensa	Lactante Atendido	120
Apoyar al estudiante Pre-escolar del Ministerio de la Defensa	Niño Atendido	580
Apoyar por educación especial a los hijos del Personal del Ministerio de la Defensa	Niño Especial Atendido	50
Apoyo al Plan de Capacitación al Personal de Reservista de la FAN	Reservista Atendido	45
Apoyo a los Alumnos del Centro de Formación Industrial del Ejército	Alumno	300

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Oficina Central	499.999.994
	TOTAL	**499.999.994**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.02	Materiales y Suministros	5.317.034
4.03	Servicios no Personales	6.682.960
4.07	Transferencias	488.000.000
	TOTAL	**499.999.994**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**487.992.000**
- Transferencias Para Financiar Gastos Corrientes	278.400.000
Del Sector Público	278.400.000
De la Administración Central	12.000.000
- Recursos Ordinarios	12.000.000
De los Entes Descentralizados (CIED-PDVSA)	266.400.000
- Ingresos por Actividades Propias	200.000.000
Venta de Servicios	200.000.000
Mensualidad del Preescolar	200.000.000
- Otros Ingresos Corrientes	9.592.000
Ingresos de la Propiedad	9.592.000
Intereses por Dinero en Depósito	592.000
Otros Ingresos de la Propiedad	9.000.000
Intereses por Fideicomiso	9.000.000
B. Gastos Corrientes	**499.999.994**
- Gastos de Consumo	11.999.994
Materiales y Suministros	5.317.034
Servicios no Personales	6.682.960
- Otros Gastos Corrientes	488.000.000
Transferencias	488.000.000
Transferencias Corrientes al Sector Privado	488.000.000
Alimentación Pre-escolar del Ministerio de la Defensa	200.000.000
Centro de Formación Industrial del Ejército	266.400.000
Plan de Becas Anzoátegui	21.600.000
C. Resultado Económico : Desahorro	**12.007.994**
II. Cuenta de Capital	
A. Recursos de Capital	**(12.007.994)**
- Desahorro en la Cuenta Corriente	12.007.994
C. Resultado Financiero: Déficit	**12.007.994**
III. Cuenta Financiera	
A. Recursos Financieros	**12.007.994**
- Activos Financieros	12.007.994
Disminución de Caja y Bancos	12.007.994
B. Aplicaciones Financieras	**12.007.994**
- Déficit Financiero	12.007.994

A0066

Servicio Autónomo de Salud de la Fuerza Armada Nacional

SERVICIO AUTÓNOMO DE SALUD DE LA FUERZA ARMADA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo, se propone como objetivo fundamental para este año, brindar atención directa, a través de las dependencias de salud militares a los pacientes que así lo requieran y facilitar de manera indirecta, la atención a través del pago de los exámenes, para los cuales no poseen los equipos para realizarlos; además de transferir a las dependencias médico asistenciales del Ministerio de la Defensa diferentes activos que mejorarán la prestación del servicio.

En tal sentido, llevará adelante la realización de 77.964 consultas por emergencia; 162.360 consultas médicas; 16.814 egresos, entre otros.

De igual forma, tiene previsto equipar a las dependencias médico asistenciales militares con 12 equipos para radiografías, 15 para el servicio de odontología y 4 ambulancias.

Como el SASFAN tiene la responsabilidad de administrar todos los hospitales militares, núcleos médicos y ambulatorios de la FAN, recaudará Bs. 12.610,8 millones para cumplir sus objetivos.

El proyecto de presupuesto asciende a Bs. 12.610,8 millones, financiado con ingresos corrientes.

Los ingresos corrientes están conformados por los ingresos no tributarios producto de la recaudación establecida en el Decreto de creación, además de los intereses estimados para el año y de otros ingresos conformados por aportes que se prevé realicen algunas dependencias de Sanidad de la FAN con la finalidad de adquirir medicinas y transferirlas al ambulatorio correspondiente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**12.610.794.000**
- Ingresos por Actividades Propias	12.610.794.000
Venta de Servicios	12.610.794.000
TOTAL	**12.610.794.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**12.241.798.000**
- Gastos de Consumo	11.747.798.000
Gastos de Personal	982.168.000
Materiales y Suministros	7.421.632.000
Servicios No Personales	3.249.668.000
Otros Gastos de Instituciones Descentralizadas	94.330.000
Depreciación y Amortización	89.830.000
Pérdida por Cuentas Incobrables	4.500.000
- Otros Gastos Corrientes	494.000.000
Transferencias	494.000.000
Otras Transferencias	494.000.000
Gastos de Capital	**218.345.000**
- Activos Reales	218.345.000
Adquisición de Maquinarias y demás Equipos	218.345.000
Aplicaciones Financieras	**150.651.000**
- Activos Financieros	150.651.000
Incremento de Cuentas a Cobrar	150.651.000
TOTAL	**12.610.794.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Recaudación	Bolívares	12.610.794
Emergencia	Consulta	77.964
Atención médica	Consulta	162.360
Egreso	Paciente	16.814
Intervenciones quirúrgicas	Número	4.043
Examen para diagnóstico	Número	4.600
Radiografía	Equipo	12
Odontología	Equipo	15
Transporte	Ambulancia	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	**64**	**373.132.000**
Profesional y Técnico	10	61.817.000
Personal Administrativo	41	204.453.000
Personal Médico	10	95.243.000
Obreros	3	11.619.000
TOTAL	**64**	**373.132.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	36	165.858.000
V	397.108 - 447.108		
VI	447.109 - 497.109	3	17.129.000
VII	497.110 - 547.110	10	62.225.000
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114	5	44.741.000
XII	747.115 - 797.115		
XIII	797.116 - 847.116	5	50.503.000
XIV	847.117 - 897.117	2	21.057.000
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**61**	**361.513.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	3	11.619.000
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**3**	**11.619.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección de Coordinación Superior (SASFAN)	1.497.296.000
02	Apoyo Hospitalario	10.650.172.000
99	Partidas no Asignables a Programas	463.326.000
	TOTAL	**12.610.794.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	982.168.000
4.02	Materiales y Suministros	7.421.632.000
4.03	Servicios no Personales	3.249.668.000
4.04	Activos Reales	218.345.000
4.05	Activos Financieros	150.651.000
4.07	Transferencias	494.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	94.330.000
	TOTAL	**12.610.794.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.610.794.000**
- Ingresos por Actividades Propias	12.610.794.000
Venta de Servicios	12.610.794.000
Ingresos por Servicios Médicos Hospitalarios	12.610.794.000
B. Gastos Corrientes	**12.241.798.000**
- Gastos de Consumo	11.747.798.000
Gastos de Personal	982.168.000
Materiales y Suministros	7.421.632.000
Servicios no Personales	3.249.668.000
Otros Gastos de Instituciones Descentralizadas	94.330.000
Depreciación y Amortización	89.830.000
Pérdida por Cuentas Incobrables	4.500.000
- Otros Gastos Corrientes	494.000.000
Transferencias	494.000.000
Otras Transferencias	494.000.000
Donaciones de Equipos. Médicos	494.000.000
C. Resultado Económico : Ahorro	**368.996.000**
II. Cuenta de Capital	
A. Recursos de Capital	**368.996.000**
- Ahorro en la Cuenta Corriente	368.996.000
B. Gastos de Capital	**218.345.000**
- Activos Reales	218.345.000
Adquisición de Maquinarias y demás Equipos	218.345.000
C. Resultado Financiero: Superávit	**150.651.000**
III. Cuenta Financiera	
A. Recursos Financieros	**150.651.000**
- Superávit Financiero	150.651.000
B. Aplicaciones Financieras	**150.651.000**
- Activos Financieros	150.651.000
Incremento de Cuentas a Cobrar - Comerciales	150.651.000

A0100

Unidad Naval Coordinadora de los Servicios de Carenado, Reparación de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas (UCOCAR)

UNIDAD NAVAL COORDINADORA DE LOS SERVICIOS DE CARENADO, REPARACIÓN DE CASCO, REPARACIONES Y MANTENIMIENTO DE EQUIPOS Y SISTEMAS (UCOCAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Organismo continuará con su misión de desarrollar integralmente el negocio de reparaciones y construcciones navales, con trabajos de mantenimiento de carenado y reparaciones de casco en cualquiera de las modalidades (varaderos, dique y/o a flote), y en cada una de las actividades de la industria naval que le competan, dentro de las condiciones que fije el Ministerio de la Defensa.

Para el ejercicio fiscal 2004, tiene previsto el logro de las siguientes metas: mantenimiento y/o reparación a 20 buques de la Armada y a 22 buques públicos y privados; dar mantenimiento a 8 embarcaciones menores; realizar trabajos para construir un mástil; entre otras.

Además, este Servicio Autónomo tiene la responsabilidad de ejecutar los diferentes trabajos solicitados por la Oficina Coordinadora de Hidrografía y Navegación de la Armada (OCHINA) y de la Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR). En el primer caso, dará mantenimiento mayor a 2 lanchas de señalización marítima, 4 trabajos de reparaciones a boyas y la construcción de 6 unidades de pequeño porte. En el segundo caso, realizará trabajos de metalmecánica para el Sistema Eléctrico en la agencia de Puerto Cabello.

UCOCAR para este año, presenta un incremento significativo en la plantilla de personal (315%) al pasar de 97 trabajadores a 403. Motiva esta variación la alianza estratégica con un astillero holandés para fabricación de buques (gabarras) y el incremento previsto en las reparaciones de embarcaciones beneficiadas con el programa de varada tanto para unidades de la Armada, como públicas y privadas.

Dentro de la política de financiamiento, UCOCAR se autofinancia a través de los precios y tarifas, los cuales se aplican con descuento especial sobre las tarifas oficiales para la Armada. La revisión de los mismos se hará mensual y sus ajustes estarán basados en los costos de los materiales y mano de obra utilizados durante la presentación del servicio de mantenimiento de carenas.

El proceso de autogestión se utilizará para financiar los programas de inversión relacionados con la compra de máquinas y/o equipos, y los relacionados con la recuperación, construcción y aplicación de obras, mantenimiento de plataforma de 1.500 toneladas métricas para su reactivación, los cuales permitirán incrementar la capacidad productiva de la Unidad y una mayor seguridad física a las personas e instalaciones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**8.115.682.977**
- Ingresos por Actividades Propias	8.058.970.585
Venta de Servicios	8.058.970.585
- Otros Ingresos Corrientes	56.712.392
Ingresos de la Propiedad	56.712.392
Recursos de Capital	**125.807.800**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	125.807.800
Recursos Financieros	**261.500.000**
- Pasivos Financieros	261.500.000
Incremento de Cuentas a Pagar	234.800.000
Incremento de Otros Pasivos Circulantes	26.700.000
TOTAL	**8.502.990.777**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**6.935.208.834**
- Gastos de Consumo	6.935.208.834
Gastos de Personal	1.650.228.150
Materiales y Suministros	2.019.589.012
Servicios No Personales	3.139.583.872
Otros Gastos de Instituciones Descentralizadas	125.807.800
Depreciación y Amortización	125.807.800
Gastos de Capital	**442.684.000**
- Activos Reales	428.268.000
Adquisición de Maquinarias y demás Equipos	353.833.000
Adquisición de Equipos de Transporte, Tracción y Elevación	16.590.000
Otros Activos Reales	57.845.000
- Activos Intangibles	14.416.000
Aplicaciones Financieras	**1.125.097.943**
- Activos Financieros	1.125.097.943
Incremento de Caja y Bancos	863.597.943
Incremento de Cuentas a Cobrar	195.726.000
Incremento de Otras Cuentas y Efectos a Cobrar	65.774.000
TOTAL	**8.502.990.777**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Proporcionar mantenimiento y/o reparación en seco a buques de la Armada con desplazamiento no mayor a 500 toneladas	Buque	20
Proporcionar mantenimiento y/o reparación en seco a buques públicos y privados	Buque	22
Reparar y/o mantener embarcaciones menores en fibra de vidrio	Buque	6
Prestar mantenimiento mayor a lanchas de señalización marítima	Buque	2
Reparar boyas	Boya	4
Construcción de mástil	Mástil	1
Traslado de Radar 3D a Fragatas Misilísticas de la Armada	Radar	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**140**	**874.000.000**
Profesional y Técnico	20	295.000.000
Personal Administrativo	30	199.000.000
Obrero	90	380.000.000
Personal Contratado	**263**	**776.228.000**
Profesional y Técnico	34	93.000.000
Personal Administrativo	59	145.000.000
Obrero	170	538.228.000
TOTAL	**403**	**1.650.228.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	25	74.131.200
II	247.105 _ 297.105	18	53.374.680
III	297.106 _ 347.106	19	67.740.168
IV	347.107 _ 397.107	12	52.054.456
V	397.108 _ 447.108	9	47.000.000
VI	447.109 _ 497.109	6	33.000.000
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	15	102.400.000
IX	597.112 _ 647.112	16	114.645.696
X	647.113 _ 697.113	13	104.000.000
XI	697.114 _ 747.114	10	83.653.800
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**143**	**732.000.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	75	222.393.600
II	247.105 _ 297.105	80	267.203.200
III	297.106 _ 347.106	55	202.603.200
IV	347.107 _ 397.107	50	226.028.000
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**260**	**918.228.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección de Coordinación Superior	1.601.191.522
02	Operativos Militares	4.144.161.428
03	Operativos Civiles	1.632.539.884
99	Partidas no Asignables a Programas	1.125.097.943
	TOTAL	**8.502.990.777**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.650.228.150
4.02	Materiales y Suministros	2.019.589.012
4.03	Servicios no Personales	3.139.583.872
4.04	Activos Reales	442.684.000
4.05	Activos Financieros	1.125.097.943
4.08	Otros Gastos de Instituciones Descentralizadas	125.807.800
	TOTAL	**8.502.990.777**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.115.682.977**
- Ingresos por Actividades Propias	8.058.970.585
Venta de Servicios	8.058.970.585
Ingresos por Servicios	8.058.970.585
- Otros Ingresos Corrientes	56.712.392
Ingresos de la Propiedad	56.712.392
Intereses por Dinero en Depósito	24.249.661
Ingresos por Alquileres	32.462.731
B. Gastos Corrientes	**6.935.208.834**
- Gastos de Consumo	6.935.208.834
Gastos de Personal	1.650.228.150
Materiales y Suministros	2.019.589.012
Servicios No Personales	3.139.583.872
Otros Gastos de Instituciones Descentralizadas	125.807.800
Depreciación y Amortización	125.807.800
C. Resultado Economico: Ahorro	**1.180.474.143**
II. Cuenta de Capital	
A. Recursos de Capital	**1.306.281.943**
- Ahorro en la Cuenta Corriente	1.180.474.143
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	125.807.800
B. Gastos de Capital	**442.684.000**
- Activos Reales	428.268.000
Adquisición de Maquinarias y demás Equipos	353.833.000
Adquisición de Equipos de Transporte, Tracción y Elevación	16.590.000
Otros Activos Reales	57.845.000
- Activos Intangibles	14.416.000
C. Resultado Financiero: Superavit	**863.597.943**
III. Cuenta Financiera	
A. Recursos Financieros	**1.125.097.943**
- Pasivos Financieros	261.500.000
Incremento de Cuentas a Pagar	234.800.000
Incremento de Otros Pasivos Circulantes	26.700.000
- Superávit Financiero	863.597.943
B. Aplicaciones Financieras	**1.125.097.943**
- Activos Financieros	1.125.097.943
Incremento de Caja y Bancos	863.597.943
Incremento de Cuentas a Cobrar - Comerciales	195.726.000
Incremento de Otras Cuentas y Efectos a Cobrar	65.774.000

A0126
Fondo Autónomo de Inversiones y Previsión
Socio-económica para Empleados y Obreros
de las Fuerzas Armadas Nacionales
(FONDOEFA)

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO-ECONÓMICA PARA EMPLEADOS Y OBREROS DE LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Fondo Autónomo de Inversiones y Previsión Socio – Económica para Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA), es una institución cuya misión consiste en proporcionar bienestar social al personal de empleados y obreros que laboran para la FAN y sus familiares inmediatos; así como también administrar las inversiones y colocaciones a fin de producir recursos que coadyuven al cumplimiento de los objetivos de la Asociación. La principales áreas atendidas son la de la salud física y mental, vivienda, cultura, educación, recreación, ahorro, créditos y otros aspectos que contribuyan al mejoramiento del nivel de vida.

El proyecto de presupuesto para el año 2004, asciende a Bs. 3.078,3 millones, que será financiado con recursos provenientes del Ministerio de la Defensa Bs. 967, 5 millones y sus recursos propios discriminados de la siguiente manera: ingresos de la propiedad por Bs. 754,6 millones; ingresos por actividades propias por Bs. 307,0 millones; ingresos por recursos de capital Bs. 13,7 millones; recuperación de préstamos Bs. 321,5 millones; Bs. 443,1 millones por disminución de otros activos circulantes y movimientos financieros por incremento de pasivos Bs. 270,9 millones.

Los gastos de FONDOEFA se destinarán fundamentalmente a ampliar la cobertura de los servicios de bienestar social y a racionalizar las erogaciones para la operatividad, sin sacrificar los niveles de eficiencia en la atención a sus afiliados.

El Organismo estima realizar las siguientes actividades:

- Cubrir los aspectos de Bienestar Social, en beneficio del personal civil que trabaja para la Fuerza Armada Nacional y sus familiares inmediatos.
- Atender a los hijos de empleados y obreros en la edad pre-escolar (de 2 a 6 años), los cuales recibirán atención pedagógica, pediátrica, odontológica, psicológica, servicio de comedor y recreación dirigida.
- Prestar asesoramiento jurídico gratuito al personal civil que así lo requiera.
- Otorgar soluciones habitacionales al personal de empleados y obreros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.029.111.400**
- Transferencias para Financiar Gastos Corrientes	967.501.414
Del Sector Público	967.501.414
- Ingresos por Actividades Propias	307.040.000
Venta de Servicios	307.040.000
- Otros Ingresos Corrientes	754.569.986
Ingresos de la Propiedad	754.569.986
Recursos de Capital	**13.703.120**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	13.703.120
Recursos Financieros	**1.035.505.783**
- Activos Financieros	764.649.913
Recuperación de Préstamos	321.527.084
Disminución de Otros Activos Circulantes	443.122.829
- Pasivos Financieros	270.855.870
Incremento de Cuentas a Pagar	4.095.870
Incremento de Otros Pasivos Circulantes	266.760.000
TOTAL	**3.078.320.303**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.937.215.541**
- Gastos de Consumo	1.460.215.541
Gastos de Personal	944.139.959
Materiales y Suministros	97.740.651
Servicios No Personales	244.791.811
Otros Gastos de Instituciones Descentralizadas	173.543.120
Depreciación y Amortización	13.703.120
Otros	159.840.000
- Otros Gastos Corrientes	477.000.000
Transferencias	477.000.000
Transferencias Corrientes al Sector Privado	477.000.000
Gastos de Capital	**25.944.000**
- Activos Reales	16.944.000
Adquisición de Maquinarias y demás Equipos	16.944.000
- Activos Intangibles	9.000.000
Aplicaciones Financieras	**1.115.160.762**
- Activos Financieros	1.115.160.762
Incremento de Caja y Bancos	231.160.762
Incremento de Inversiones Temporales	404.000.000
Concesión de Préstamos	480.000.000
TOTAL	**3.078.320.303**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Consultas médicas	Consulta	17.500
Otorgar ayuda asistencia para solventar gastos urgentes de atención social	Ayuda	630
Conceder préstamos personales al personal de empleados y obreros de la FAN	Préstamo Personal.	1.500
Educación pre-escolar y jardín de infancia	Niño	80
Atender a Ahorristas	Ahorrista	11.920
Realizar Consultas en el Centro Odontológico de Fondoefa	Paciente	1.800
Prestar asistencia médica en el servicio de pediatría a los niños del personal civil y alumnos	Niño Atendido	300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**86**	**378.487.971**
Directivo	4	44.120.909
Profesional y Técnico	29	169.925.913
Personal Administrativo	30	91.704.445
Obrero	23	72.736.704
Personal Contratado	**5**	**15.500.000**
Profesional y Técnico	5	15.500.000
TOTAL	**91**	**393.987.971**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	31	96.813.131
III	297.106 _ 347.106		
IV	347.107 _ 397.107	16	70.131.911
V	397.108 _ 447.108		
VI	447.109 _ 497.109	7	39.218.756
VII	497.110 _ 547.110	6	37.035.929
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	3	21.976.202
X	647.113 _ 697.113		
XI	697.114 _ 747.114	1	8.545.073
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	4	47.530.265
XVII	997.120 Y MAS		
	TOTAL	**68**	**321.251.267**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	22	68.200.704
III	297.106 _ 347.106		
IV	347.107 _ 397.107	1	4.536.000
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**23**	**72.736.704**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	1.141.440.448
02	Bienestar Social	996.554.904
03	Vivienda	336.607349
04	Partidas no Asignadas a Programas	603.717.602
	TOTAL	**3.078.320.303**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	944.139.959
4.02	Materiales y Suministros	97.740.651
4.03	Servicios no Personales	244.791.811
4.04	Activos Reales	25.944.000
4.05	Activos Financieros	1.115.160.762
4.07	Transferencias	477.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	173.543.120
	TOTAL	**3.078.320.303**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.029.111.400**
- Transferencias Para Financiar Gastos Corrientes	967.501.414
Del Sector Público	967.501.414
De la Administración Central	967.501.414
Recursos Ordinarios	967.501.414
- Ingresos por Actividades Propias	307.040.000
Venta de Servicios	307.040.000
Jardín de infancia	127.200.000
Centro Odontológico	30.000.000
Comedor	48.000.000
Alquileres Locales	80.400.000
Otros	21.440.000
- Otros Ingresos Corrientes	754.569.986
Ingresos de la Propiedad	754.569.986
Intereses por Dinero en Depósito	139.200.000
Intereses por Títulos y Valores	120.000.000
Otros Ingresos de la Propiedad	495.369.986
Intereses por préstamos concedidos	495.369.986
B. Gastos Corrientes	**1.937.215.541**
- Gastos de Consumo	1.460.215.541
Gastos de Personal	944.139.959
Materiales y Suministros	97.740.651
Servicios No Personales	244.791.811
Otros Gastos de Instituciones Descentralizadas	173.543.120
Depreciación y Amortización	13.703.120
Otros	159.840.000
- Otros Gastos Corrientes	477.000.000
Transferencias	477.000.000
Transferencias Corrientes al Sector Privado	477.000.000
Consultas médicas y ayudas para asistencias sociales	477.000.000
C. Resultado Económico: Ahorro	**91.895.859**
II. Cuenta de Capital	
A. Recursos de Capital	**105.598.979**
- Ahorro en la Cuenta Corriente	91.895.859
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	13.703.120

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**25.944.000**
- Activos Reales	16.944.000
Adquisición de Maquinarias y demás Equipos	16.944.000
- Activos Intangibles	9.000.000
C. Resultado Financiero: Superávit	**79.654.979**
III. Cuenta Financiera	
A. Recursos Financieros	**1.115.160.762**
- Activos Financieros	764.649.913
Recuperación de Préstamos	321.527.084
Disminución de Otros Activos Circulantes	443.122.829
- Pasivos Financieros	270.855.870
Incremento de Cuentas a Pagar	4.095.870
Incremento de Otros Pasivos Circulantes	266.760.000
- Superávit Financiero	79.654.979
B. Aplicaciones Financieras	**1.115.160.762**
- Activos Financieros	1.115.160.762
Incremento de Caja y Bancos	231.160.762
Incremento de Inversiones Temporales	404.000.000
Concesión de Préstamos	480.000.000

A0157

Servicio Autónomo de Bienes y Servicios del Ejército (SABSE)

SERVICIO AUTÓNOMO DE BIENES Y SERVICIOS DEL EJÉRCITO (SABSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo de Bienes y Servicios del Ejército tiene a su cargo la producción, distribución y venta de bienes, tales como víveres, vestimenta y calzados; así como la prestación de servicios de farmacia, panadería, lavandería, tintorería, arrendamientos de infraestructuras, entre otros.

Para el año 2004 prevé efectuar entre sus metas, la fabricación y venta de 88.353 pares de botas de campaña y de 4.533 colchones, el arrendamiento de 19 locales comerciales a empresas privadas y la participación en las ventas brutas de 3 fábricas.

Con la finalidad de llevar a cabo la realización de sus actividades, formula un proyecto de presupuesto que asciende a Bs. 2.986,7 millones, financiado por ingresos corrientes y recursos de capital, equivalentes al 99,8% y 0,2% del total, respectivamente.

La inversión que se estima realizar, prevé la adquisición de los activos fijos que van a ser utilizados por el Servicio Autónomo en cuanto a repuestos, maquinarias, equipos de transporte, tracción, elevación, etc.

Los recursos humanos están conformados por un número de seis (06) funcionarios contratados. No obstante, un elevado porcentaje de personal que participa en el proceso productivo pertenece a la nómina del Ministerio de la Defensa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.980.819.996**
- Ingresos por Actividades Propias	2.904.622.584
Venta de Bienes y Servicios	2.904.622.584
- Otros Ingresos Corrientes	76.197.412
Ingresos de la Propiedad	76.197.412
Recursos de Capital	**5.875.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	5.875.000
TOTAL	**2.986.694.996**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.694.725.528**
- Gastos de Consumo	2.694.725.528
Gastos de Personal	41.703.396
Materiales y Suministros	2.611.651.132
Servicios No Personales	35.496.000
Otros Gastos de Instituciones Descentralizadas	5.875.000
Depreciación y Amortización	5.875.000
Gastos de Capital	**268.596.785**
- Activos Reales	268.596.785
Adquisición de Maquinarias y demás Equipos	268.596.785
Aplicaciones Financieras	**23.372.683**
- Activos Financieros	23.372.683
Incremento de Caja y Bancos	23.372.683
TOTAL	**2.986.694.996**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Fabricación y Venta de Botas de Campaña	Par de Botas	88.353
Fabricación y Venta de Colchones	Colchón	4.533
Arrendamiento de Locales Comerciales	Local	19

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	**6**	**22.774.397**
Personal Administrativo	4	16.843.901
Obrero	2	5.930.496
TOTAL	6	22.774.397

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	2	5.930.496
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108	1	5.241.100
VI	447.109 - 497.109	1	5.672.305
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	4	16.843.901

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	2	5.930.496
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	2	5.930.496

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios de Apoyo y Producción	2.963.322.313
99	Partidas no Asignables a Programas	23.372.683
	TOTAL	**2.986.694.996**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	41.703.396
4.02	Materiales y Suministros	2.611.651.132
4.03	Servicios no Personales	35.496.000
4.04	Activos Reales	268.596.785
4.05	Activos Financieros	23.372.683
4.08	Otros Gastos de Instituciones Descentralizadas	5.875.000
	TOTAL	**2.986.694.996**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.980.819.996**
- Ingresos por Actividades Propias	2.904.622.584
Venta de Bienes y Servicios	2.904.622.584
Venta de Botas de Campaña	2.444.285.745
Venta de Colchones	145.450.371
Alquileres	314.886.468
- Otros Ingresos Corrientes	76.197.412
Ingresos de la Propiedad	76.197.412
Intereses por Dinero en Depósito	45.833.328
Utilidades por Inversiones en Empresas	30.364.084
B. Gastos Corrientes	**2.694.725.528**
- Gastos de Consumo	2.694.725.528
Gastos de Personal	41.703.396
Materiales y Suministros	2.611.651.132
Servicios no Personales	35.496.000
Otros Gastos de Instituciones Descentralizadas	5.875.000
Depreciación y Amortización	5.875.000
C. Resultado Económico : Ahorro	**286.094.468**
II. Cuenta de Capital	
A. Recursos de Capital	**291.969.468**
- Ahorro en la Cuenta Corriente	286.094.468
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	5.875.000
B. Gastos de Capital	**268.596.785**
- Activos Reales	268.596.785
Adquisición de Maquinarias y demás Equipos	268.596.785
C. Resultado Financiero: Superávit	**23.372.683**
III. Cuenta Financiera	
A. Recursos Financieros	**23.372.683**
- Superávit Financiero	23.372.683
B. Aplicaciones Financieras	**23.372.683**
- Activos Financieros	23.372.683
Incremento de Caja y Bancos	23.372.683

A0192

Oficina Coordinadora de Hidrografía y Navegación (OCHINA)

OFICINA COORDINADORA DE HIDROGRAFÍA Y NAVEGACIÓN (OCHINA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Oficina Coordinadora de Hidrografía y Navegación (OCHINA) continuará con la misión de recaudar, administrar e invertir los recursos financieros provenientes de la aplicación de la Ley de Faros y Boyas; planificar y controlar conjuntamente con la Dirección de Hidrografía y Navegación las acciones que garanticen la disponibilidad operacional, confiabilidad y actualización del Sistema Nacional de Señalización Marítima y Otras Ayudas a la Navegación, empleando preferentemente medios de la Armada, con el propósito de proporcionar seguridad a la navegación en los espacios acuáticos sujetos a la soberanía y jurisdicción de la república.

De las líneas estratégicas de acción de la Armada, se derivan cuatro tareas fundamentales inherentes a la misión y funcionamiento del Servicio Autónomo de la Oficina Coordinadora de Hidrografía y Navegación (OCHINA), las cuales se detallan a continuación:

- Diseñar los mecanismos de control y fortalecer las capacidades para garantizar la seguridad de la vida humana en los espacios acuáticos.
- Acentuar la vigilancia y control del mar territorial, zonas contiguas y económica exclusiva para impedir la explotación de los recursos vivos y la explotación no autorizada de recursos no renovables.
- Estimular las actividades de investigación científica en espacios marítimos, orientados a conocer el potencial e inventario de los recursos vivos y no vivos.
- Fortalecer la capacidad de permanencia en la mar como elemento de disuasión en apoyo a la política exterior del Estado.

De acuerdo a las líneas de acción enfocadas para el año 2004, OCHINA estima llevar adelante entre otras, las siguientes metas: recaudar por la aplicación de Ley de Faros y Boyas (Bs. 19.719,0 millones); la comercialización de cartas náuticas y otros servicios (Bs. 231,4 millones); instalar 12 sistemas lumínicos; realizar 16 inspecciones a faros y boyas y llevar a cabo 12 mantenimientos preventivos y 5 correctivos a los citados faros y boyas.

Para el logro de estas actividades, proyecta un presupuesto de Bs. 21.886,3 millones, el cual se financiará con ingresos corrientes por Bs. 19.950,4 millones; recursos propios de capital por Bs. 1.360,9 millones y financieros por Bs. 525,0 millones.

La inversión en activos reales se prevé en Bs. 6.750,7 millones, la cual se orientará hacia la adquisición de maquinarias, repuestos y equipos, así como a la adquisición de paquetes y programas de computación para la Dirección de Hidrografía y Navegación (Centro de Datos) .

Como resultado de sus actividades económicas, estima obtener en cuenta corriente un ahorro de Bs. 4.987,2 millones, y en la cuenta capital un déficit financiero por Bs. 575,0 millones, el cual se cubrirá con la disminución de caja y bancos y el incremento de las cuentas por pagar.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**19.950.408.000**
- Ingresos por Actividades Propias	19.950.408.000
Venta de Servicios	231.408.000
Ingresos no Tributarios	19.719.000.000
Recursos de Capital	**1.360.853.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.360.853.000
Recursos Financieros	**575.033.000**
- Activos Financieros	525.033.000
Disminución de Caja y Bancos	525.033.000
- Pasivos Financieros	50.000.000
Incremento de Cuentas a Pagar	50.000.000
TOTAL	**21.886.294.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**14.963.185.000**
- Gastos de Consumo	14.568.802.000
Gastos de Personal	2.748.331.000
Materiales y Suministros	3.666.082.000
Servicios No Personales	6.793.536.000
Otros Gastos de Instituciones Descentralizadas	1.360.853.000
Depreciación y Amortización	1.360.853.000
- Otros Gastos Corrientes	394.383.000
Transferencias	394.383.000
Transferencias Corrientes al Sector Público	394.383.000
Gastos de Capital	**6.923.109.000**
- Activos Reales	6.750.689.000
Adquisición de Maquinarias y demás Equipos	4.371.791.000
Adquisición de Equipos de Transporte, Tracción y Elevación	565.000.000
Otros Activos Reales	1.813.898.000
- Activos Intangibles	172.420.000
TOTAL	**21.886.294.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Instalar Sistemas de Ayudas Visuales a la Navegación	Sistema Lumínico	12
Actualizar Cartas Náuticas	Carta Náutica	15
Desarrollar el Proyecto de Instalación de Racones en Puntos Estratégicos de las Costas e Islas Venezolanas.	Proyecto	4
Ejecutar el Plan de Inspecciones y Recorridas de los Faros, Boyas, Racones y Demás Medios de Señalización Marítima	Inspección	16
Realizar el Mantenimiento Preventivo de los Faros, Boyas, Racones y Demás Medios del Sistema de Señalización Marítima (sinsema).	Mantenimiento	12
Realizar el Mantenimiento Correctivo de los Faros, Boyas, Racones y Demás Medios del Sistema de Señalización Marítima (sinsema).	Mantenimiento	5
Realizar el Mantenimiento de Emergencia de los Faros, Boyas, Racones y Demás Medios del Sistema de Señalización Marítima (sinsema).	Mantenimiento	12
Comercializar Cartas Náuticas y otros servicios.	Miles de Bs.	231.408
Recaudar los Recursos Provenientes de la Aplicación de la Tasa de Faros y Boyas en las Delegaciones Regionales.	Millones de Bs.	19.719

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**126**	**799.047.146**
Profesional y Técnico	97	691.293.676
Obrero	29	107.753.470
Personal Contratado	**13**	**64.224.000**
Profesional y Técnico	8	46.368.000
Personal Administrativo	2	7.142.400
Obrero	3	10.713.600
TOTAL	**139**	**863.271.146**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	16	47.444.160
III	297.106 _ 347.106	5	18.725.632
IV	347.107 _ 397.107	17	71.439.499
V	397.108 _ 447.108	11	52.418.256
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	1	6.262.292
VIII	547.111 _ 597.111	17	111.610.644
IX	597.112 _ 647.112		
X	647.113 _ 697.113	7	54.357.492
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	13	124.350.096
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	20	258.196.005
	TOTAL	**107**	**744.804.076**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	29	104.494.024
IV	347.107 _ 397.107	3	13.973.046
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**32**	**118.467.070**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Sistema Nacional de Señalización y Ayudas a la Navegación	20.131.058.000
99	Partidas no Asignables a Programas	1.755.236.000
	TOTAL	**21.886.294.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.748.331.000
4.02	Materiales y Suministros	3.666.082.000
4.03	Servicios no Personales	6.793.536.000
4.04	Activos Reales	6.923.109.000
4.07	Transferencias	394.383.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.360.853.000
	TOTAL	**21.886.294.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. *Cuenta Corriente*	
A. Ingresos Corrientes	**19.950.408.000**
- Ingresos por Actividades Propias	231.408.000
Venta de Servicios	231.408.000
- Otros Ingresos Corrientes	19.719.000.000
Ingresos por Tasas	19.719.000.000
B. Gastos Corrientes	**14.963.185.000**
- Gastos de Consumo	14.568.802.000
Gastos de Personal	2.748.331.000
Materiales y Suministros	3.666.082.000
Servicios No Personales	6.793.536.000
Otros Gastos de Instituciones Descentralizadas	1.360.853.000
Depreciación y Amortización	1.360.853.000
- Otros Gastos Corrientes	394.383.000
Transferencias	394.383.000
Transferencias Corrientes al Sector Público	394.383.000
Transferencias corrientes a los entes descentralizados (INEA)	394.383.000
C. Resultado Económico: Ahorro	**4.987.223.000**
II. Cuenta de Capital	
A. Recursos de Capital	**6.348.076.000**
- Ahorro en la Cuenta Corriente	4.987.223.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.360.853.000
B. Gastos de Capital	**6.923.109.000**
- Activos Reales	6.750.689.000
Adquisición de Maquinarias y demás Equipos	4.371.791.000
Adquisición de Equipos de Transporte, Tracción y Elevación	565.000.000
Otros Activos Reales	1.813.898.000
- Activos Intangibles	172.420.000
C. Resultado Financiero: Deficit	**575.033.000**
III. Cuenta Financiera	
A. Recursos Financieros	**575.033.000**
- Activos Financieros	525.033.000
Disminución de Caja y Bancos	525.033.000
- Pasivos Financieros	50.000.000
Incremento de Cuentas a Pagar	50.000.000
B. Aplicaciones Financieras	**575.033.000**
- Déficit Financiero	575.033.000

A0193

Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

OFICINA COORDINADORA DE APOYO MARÍTIMO DE LA ARMADA (OCAMAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR) tiene como objetivo fundamental efectuar operaciones de transporte marítimo y servicios portuarios, en apoyo a la Fuerza Armada Nacional, con la finalidad de promover el desarrollo integral del negocio naviero, actividad que se facilita gracias a la ventaja comparativa que representa para Venezuela, desde el inicio de su historia, la ubicación geográfica y las extensas costas.

En este sentido, la Institución tiene previsto en el área de transporte, desarrollar y fortalecer las rutas de cabotaje y de ultramar, haciendo énfasis en está última en el Caribe Oriental, así como la consolidación de los siguientes aspectos:

- Fomentar la ruta hacia el Caribe Occidental
- Fomentar la ruta del Caribe Norte
- Realizar estudios para el fletamento de unidades
- Realizar estudios de adquisición de flota propia
- Estudio para el desarrollo del transporte en el Eje Apure-Orinoco
- Fortalecer el transporte y suministro de combustible en alta mar

Así mismo, como actividades complementarias del negocio naviero se plantea la necesidad de desarrollar las áreas de agente naviero y aduanal, aperturando para ello oficinas comerciales en Puerto Cabello, Maracaibo, Punto Fjo, Puerto la Cruz y la Guaira, mientras que en el área de servicios portuarios y de almacén, busca fortalecer el desarrollo de estas actividades a través de la consolidación de los siguientes aspectos:

- Establecimiento de asociaciones estratégicas con empresas públicas y privadas
- Captación de clientes que garanticen la explotación a plena capacidad
- Mantenimiento de un régimen tarifario adecuado al mercado
- Mantenimiento a las instalaciones y acondicionamiento de almacenes y patios
- Ejecutar convenios que conduzcan a la modernización del puerto de Puerto Cabello
- Estudio para el desarrollo de puertos en el Eje Apure-Orinoco

Por otra parte, en el proceso de dar apoyo a la operación de los terminales petroleros de Carenero y Catia la Mar, se ha convenido con PDV Marina en asistir a la operación mediante el apoyo logístico portuario con el aporte de lanchas, equipos y herramientas.

Para el logro y consolidación de los objetivos plasmados en el Plan Operativo Anual, el Organismo estima para el ejercicio fiscal 2004 un presupuesto por Bs. 17.420,1 millones, que se traducen en la consecución de las siguientes metas: efectuar la movilización de 360 entregas de combustible través de transporte marítimo; realizar operaciones de transporte marítimo entre puertos nacionales y extranjeros, con la movilización de 9.127 toneladas métricas; prestar servicios relativos al muellaje, con la atención de 180 buques; prestar servicios portuarios relativos al uso de superficie de muelle, con la atención de 756.000 toneladas métricas de carga suelta y 6.000 contenedores; realizar actividades de acarreo y almacenaje de 36.000 toneladas métricas de carga suelta y 6.000 contenedores; efectuar operaciones de agenciamiento, con la atención de 288 buques. Para el logro de estas metas en el área operativa se requerirá de 83.200 horas/hombre en las actividades administrativas y de logística.

Los ingresos estimados por el Servicio son producto de la política de precios, la cual es adecuada al mercado de fletes y pasajes, manteniendo las tarifas existentes para el mercado del Caribe, mientras que para los servicios extraordinarios se establecen convenios adecuados a la estructura de costos para cada caso.

La política de gastos, será orientada a fortalecer las áreas operativas especialmente el mantenimiento de las unidades de producción y en la adquisición de activos, con la finalidad de alcanzar las metas previstas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**14.761.910.120**
- Ingresos por Actividades Propias	14.761.910.120
Venta de Servicios	14.581.910.120
- Otros Ingresos Corrientes	180.000.000
Ingresos de la Propiedad	180.000.000
Recursos de Capital	**80.649.767**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	80.649.767
Recursos Financieros	**2.577.545.762**
- Activos Financieros	2.327.915.279
Disminución de Cuentas a Cobrar	622.915.279
Disminución de Otras Cuentas y Efectos a Cobrar	500.000.000
Disminución de Otros Activos Circulantes	1.205.000.000
- Pasivos Financieros	249.630.483
Incremento de Cuentas a Pagar	246.215.812
Incremento de Pasivos no Circulantes	3.414.671
TOTAL	**17.420.105.649**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**12.174.714.090**
- Gastos de Consumo	12.174.714.090
Gastos de Personal	1.654.118.262
Materiales y Suministros	2.892.163.933
Servicios No Personales	7.126.324.489
Otros Gastos de Instituciones Descentralizadas	502.107.406
Depreciación y Amortización	80.649.767
Pérdida por Cuentas Incobrables	421.457.639
Gastos de Capital	**1.672.196.030**
- Activos Reales	1.642.196.030
Adquisición de Maquinarias y demás Equipos	1.081.946.420
Adquisición de Equipos de Transporte, Tracción y Elevación	560.249.610
- Activos Intangibles	30.000.000
Aplicaciones Financieras	**3.573.195.529**
- Activos Financieros	3.517.722.408
Incremento de Caja y Bancos	3.517.722.408
- Pasivos Financieros	55.473.121
Servicio de la Deuda Pública y Disminución de otros Pasivos	55.473.121
Disminución de Otros Pasivos Circulantes	55.473.121
TOTAL	**17.420.105.649**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Dirección y Coordinación	Horas/Hombre	83.200
Convenios de Apoyo Especializado	Entrega	360
Servicio de Transporte Marítimo	Tonelada Métrica	9.127
Servicio de Muellaje	Buque	180
Servicio de Uso de Superficie	Tonelada Métrica Contenedor	756.000 6.000
Servicio de Almacén	Tonelada Métrica Contenedor	36.000 6.000
Servicio de Agenciamiento	Buque	288

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**62**	**453.545.000**
Profesional y Técnico	30	301.808.000
Personal Administrativo	20	106.224.000
Obrero	12	45.513.000
Personal Contratado	**12**	**104.688.000**
Profesional y Técnico	8	88.320.000
Obrero	4	16.368.000
TOTAL	**74**	**558.233.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	1	4.092.000
IV	347.107 _ 397.107		
V	397.108 _ 447.108	14	68.218.000
VI	447.109 _ 497.109	2	11.644.000
VII	497.110 _ 547.110	3	18.738.000
VIII	547.111 _ 597.111	2	13.843.000
IX	597.112 _ 647.112		
X	647.113 _ 697.113	7	55.693.000
XI	697.114 _ 747.114	3	26.296.000
XII	747.115 _ 797.115	7	65.094.000
XIII	797.116 _ 847.116	1	10.160.000
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	10	109.864.000
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	8	112.710.000
	TOTAL	**58**	**496.352.000**

CLASIFICACION DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	3	8.958.744
III	297.106 _ 347.106	10	39.243.256
IV	347.107 _ 397.107	3	13.679.000
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**16**	**61.881.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración y Coordinación	6.283.290.943
02	Transporte Marítimo y Convenios	3.900.848.079
03	Agenciamiento	6.678.386.100
99	Partidas no Asignables a Programas	557.580.527
	TOTAL	**17.420.105.649**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.654.118.262
4.02	Materiales y Suministros	2.892.163.933
4.03	Servicios no Personales	7.126.324.489
4.04	Activos Reales	1.672.196.030
4.05	Activos Financieros	3.517.722.408
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	55.473.121
4.08	Otros Gastos de Instituciones Descentralizadas	502.107.406
	TOTAL	**17.420.105.649**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.761.910.120**
- Ingresos por Actividades Propias	14.761.910.120
Venta de Servicios	14.581.910.120
Transporte Marítimo	4.966.092.000
Servicios Portuarios	9.615.818.120
- Otros Ingresos Corrientes	180.000.000
Ingresos de la Propiedad	180.000.000
Intereses por Dinero en Depósitos	180.000.000
B. Gastos Corrientes	**12.174.714.090**
- Gastos de Consumo	12.174.714.090
Gastos de Personal	1.654.118.262
Materiales y Suministros	2.892.163.933
Servicios No Personales	7.126.324.489
Otros Gastos de Instituciones Descentralizadas	502.107.406
Depreciación y Amortización	80.649.767
Pérdida por Cuentas Incobrables	421.457.639
C. Resultado Económico: Ahorro	**2.587.196.030**
II. Cuenta de Capital	
A. Recursos de Capital	**2.667.845.797**
- Ahorro en la Cuenta Corriente	2.587.196.030
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	80.649.767
B. Gastos de Capital	**1.672.196.030**
- Activos Reales	1.642.196.030
Adquisición de Maquinarias y demás Equipos	1.081.946.420
Adquisición de Equipos de Transporte, Tracción y Elevación	560.249.610
- Activos Intangibles	30.000.000
C. Resultado Financiero: Superávit	**995.649.767**
III. Cuenta Financiera	
A. Recursos Financieros	**3.573.195.529**
- Activos Financieros	2.327.915.279
Disminución de Cuentas a Cobrar	622.915.279
Disminución de Otras Cuentas y Efectos a Cobrar	500.000.000
Disminución de Otros Activos Circulantes	1.205.000.000
- Pasivos Financieros	249.630.483
Incremento de Cuentas a Pagar	246.215.812
Incremento de Pasivos no Circulantes	3.414.671
- Superávit Financiero	995.649.767
B. Aplicaciones Financieras	**3.573.195.529**
- Activos Financieros	3.517.722.408
Incremento de Caja y Bancos	3.517.722.408
- Pasivos Financieros	55.473.121
Servicio de la Deuda Pública y Disminución de otros Pasivos	55.473.121
Disminución de Otros Pasivos Circulantes	55.473.121

A0194

Servicio Autónomo sin Personalidad Jurídica
de la Fuerza Aérea Venezolana (SAFAV)

SERVICIO AUTONÓMO SIN PERSONALIDAD JURÍDICA DE LA FUERZA AÉREA VENEZOLANA (SAFAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Organismo continuará con el cumplimiento de los objetivos fundamentales previstos en su Decreto de creación, tales como: el entrenamiento fisiológico para las tripulaciones aéreas; la prestación de servicios médicos especializados; la realización de cursos de idiomas, el transporte de carga y pasajeros, cuando existan condiciones especiales o de excedencia; el entrenamiento de vuelo instrumental y aeronáutico, la reparación y calibración de equipos electrónicos, de medición y aeronáutico y la elaboración de estudios meteorológicos.

Para el presente ejercicio fiscal proyecta como metas: dictar 1.728 horas en cursos de inglés, a fin de proporcionar los conocimientos y habilidades en el manejo de este idioma a la comunidad en general; efectuar la reparación y calibración de 480 equipos electrónicos; realizar 5 vuelos para transportar carga comercial; transportar 7.000 pasajeros en las rutas sociales; dictar 4 cursos de vuelo instrumental; dedicar 120 horas de mantenimiento mecánico a equipos electrónicos; extender 4.500 órdenes para consultas médicas, y odontológicas, comercializar 115.000 kilogramos de productos del ramo panadero.

Con la finalidad de llevar a cabo los objetivos y metas programadas, el Proyecto de Presupuesto se conforma de las siguientes fuentes de financiamiento: ingresos corrientes por Bs. 1.690,7 millones que se originan de la venta de bienes y servicios descritos en su objeto por Bs. 1.197,2 millones e ingresos diversos por Bs. 493,6 millones y Bs. 60,0 millones por recursos de depreciación.

Producto de sus operaciones, en la Cuenta Corriente se prevé un ahorro de Bs. 135,7 millones, y en la Cuenta Capital un superávit financiero de Bs. 75,4 millones que se orientará a incrementar la disponibilidad de Caja y Bancos y a la disminución de pasivos.

La inversión esperada es de Bs. 97,6 millones, los cuales se destinarán básicamente a la adquisición de repuestos y reparaciones mayores, y de maquinarias y equipos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.690.744.000**
- Ingresos por Actividades Propias	1.197.168.000
Venta de Bienes	207.000.000
Venta de Servicios	990.168.000
- Otros Ingresos Corrientes	493.576.000
Ingresos de la Propiedad	324.000.000
Otros	169.576.000
Recursos de Capital	**60.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.000.000
TOTAL	**1.750.744.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.555.005.800**
- Gastos de Consumo	1.418.925.800
Gastos de Personal	355.433.200
Materiales y Suministros	382.674.600
Servicios No Personales	629.190.000
Variación de Inventarios	(8.372.000)
Otros Gastos de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
- Otros Gastos Corrientes	136.080.000
Transferencias	136.080.000
Transferencias Corrientes al Sector Público	136.080.000
Gastos de Capital	**120.370.200**
- Activos Reales	97.598.200
Repuestos y Reparaciones Mayores	53.800.000
Adquisición de Maquinarias y demás Equipos	43.798.200
- Activos Intangibles	14.400.000
- Incremento de Inventarios	8.372.000
Aplicaciones Financieras	**75.368.000**
- Activos Financieros	48.292.000
Incremento de Caja y Bancos	41.872.001
Incremento de Cuentas a Cobrar	6.419.999
- Pasivos Financieros	27.076.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	27.076.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	27.076.000
TOTAL	**1.750.744.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Dictar Cursos de Ingles a la Comunidad	Hora/Curso	1.728
Mantenimiento Mecánico	Hora/Mantenimiento	120
Reparación y Calibración de Equipos Electrónicos	Equipo	480
Servicio de Carga Aérea	Vuelo	5
Rutas Sociales	Pasajero	7.000
Cursos de Vuelo Instrumental	Curso	4
Comercialización de Reportes Meteorológicos	Reporte	75
Servicios Médicos Especializados	Consulta	4.500
Comercializar Productos del Ramo Panadero	Kilogramo	115.000
Arrendamiento de Áreas	Mts2	43.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**34**	**144.913.200**
Directivo	10	81.313.600
Profesional y Técnico	15	37.999.600
Personal Administrativo	9	25.600.000
Personal Contratado	**14**	**112.520.000**
Profesional y Técnico	5	55.520.000
Personal Administrativo	9	57.000.000
TOTAL	**48**	**257.433.200**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	24	63.599.600
II	247.105 __ 297.105	9	27.000.000
III	297.106 __ 347.106		63.600.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108	10	47.713.600
VI	447.109 __ 497.109	5	28.800.000
VII	497.110 __ 547.110		26.720.000
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**48**	**257.433.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicio Autónomo de la Fuerza Aérea Venezolana	1.615.376.000
99	Partidas no Asignables a Programas	135.368.000
	TOTAL	**1.750.744.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	355.433.200
4.02	Materiales y Suministros	382.674.600
4.03	Servicios no Personales	629.190.000
4.04	Activos Reales	111.998.200
4.05	Activos Financieros	48.292.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	27.076.000
4.07	Transferencias	136.080.000
4.08	Otros Gastos de Instituciones Descentralizadas	60.000.000
	TOTAL	**1.750.744.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.690.744.000**
- Ingresos por Actividades Propias	1.197.168.000
Venta de Bienes	207.000.000
Venta de Servicios	990.168.000
- Otros Ingresos Corrientes	493.576.000
Ingresos de la Propiedad	493.576.000
Arrendamientos	324.000.000
Otros	169.576.000
B. Gastos Corrientes	**1.555.005.800**
- Gastos de Consumo	1.418.925.800
Gastos de Personal	355.433.200
Materiales y Suministros	382.674.600
Servicios No Personales	629.190.000
Variación de Inventarios	(8.372.000)
Otros Gastos de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
- Otros Gastos Corrientes	136.080.000
Transferencias	136.080.000
Transferencias Corrientes al Sector Público	136.080.000
C. Resultado Económico: Ahorro	**135.738.200**
II. Cuenta de Capital	
A. Recursos de Capital	**195.738.200**
- Ahorro en la Cuenta Corriente	135.738.200
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.000.000
B. Gastos de Capital	**120.370.200**
- Activos Reales	97.598.200
Repuestos y Reparaciones Mayores	53.800.000
Adquisición de Maquinarias y demás Equipos	43.798.200
- Activos Intangibles	14.400.000
- Incremento de Inventarios	8.372.000
C. Resultado Financiero: Superávit	**75.368.000**
III. Cuenta Financiera	
A. Recursos Financieros	**75.368.000**
- Superávit Financiero	75.368.000
B. Aplicaciones Financieras	**75.368.000**
- Activos Financieros	48.292.000
Incremento de Caja y Bancos	41.872.001
Incremento de Cuentas a Cobrar - Comerciales	6.419.999
- Pasivos Financieros	27.076.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	27.076.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	27.076.000

A0195

Servicio Autónomo de Mantenimiento de
Lanchas de la Guardia Nacional
(SAMALGUARN)

SERVICIO AUTÓNOMO DE MANTENIMIENTO DE LANCHAS DE LA GUARDIA NACIONAL (SAMALGUARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

SAMALGUAR fue creado con la finalidad de efectuar el mantenimiento preventivo y correctivo a las embarcaciones de la Guardia Nacional y de otros organismos públicos, así como de embarcaciones del sector privado, con la finalidad de disminuir los costos que ello representa para las embarcaciones del Sector Público y generar los recursos necesarios para lograr el autofinanciamiento a través de la atención prestada al Sector Privado.

Los servicios prestados en el área de mantenimiento preventivo y correctivo de las embarcaciones, se efectúan en los sistemas de casco y cubierta, soldadura, tornería, propulsión y gobierno, electrógenos, equipos auxiliares y de generación, previéndose atender 140 embarcaciones para el ejercicio fiscal 2004.

Para la atención de las embarcaciones, será necesario un presupuesto de Bs. 105,0 millones dirigido fundamentalmente a la adquisición de repuestos y mano de obra, recursos reales necesarios para suministrar una óptima atención al usuario, logrando con ello hacer de esta una organización ejemplar.

Dentro de la política de financiamiento, SAMALGUAR se autofinanciará, a través de sus precios y tarifas, los cuales se aplicarán con descuento especial sobre las tarifas oficiales para la Guardia. La revisión de las mismas se hará periódicamente y sus ajustes estarán basados en los costos de los materiales y mano de obra utilizados durante la presentación del servicio de mantenimiento.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**105.000.000**
- Ingresos por Actividades Propias	105.000.000
Venta de Servicios	105.000.000
TOTAL	**105.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**83.950.000**
- Gastos de Consumo	83.950.000
Gastos de Personal	7.200.000
Materiales y Suministros	64.500.000
Servicios No Personales	12.250.000
Gastos de Capital	**4.850.000**
- Activos Reales	4.850.000
Adquisición de Maquinarias y demás Equipos	4.850.000
Aplicaciones Financieras	**16.200.000**
- Activos Financieros	16.200.000
Incremento de Caja y Bancos	16.200.000
TOTAL	**105.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Mantenimiento Preventivo y Correctivo de Embarcaciones	Embarcación	140

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación Superior	19.450.000
02	Mantenimiento Preventivo y Correctivo de Embarcaciones	69.350.000
99	Partidas no Asignables a Programas	16.200.000
	TOTAL	**105.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	7.200.000
4.02	Materiales y Suministros	64.500.000
4.03	Servicios no Personales	12.250.000
4.04	Activos Reales	4.850.000
4.05	Activos Financieros	16.200.000
	TOTAL	**105.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**105.000.000**
- Ingresos por Actividades Propias	105.000.000
Venta de Servicios	105.000.000
B. Gastos Corrientes	**83.950.000**
- Gastos de Consumo	83.950.000
Gastos de Personal	7.200.000
Materiales y Suministros	64.500.000
Servicios no Personales	12.250.000
C. Resultado Económico : Ahorro	**21.050.000**
II. Cuenta de Capital	
A. Recursos de Capital	**21.050.000**
- Ahorro en la Cuenta Corriente	21.050.000
B. Gastos de Capital	**4.850.000**
- Activos Reales	4.850.000
Adquisición de Maquinarias y demás Equipos	4.850.000
C. Resultado Financiero: Superávit	**16.200.000**
III. Cuenta Financiera	
A. Recursos Financieros	**16.200.000**
- Superávit Financiero	16.200.000
B. Aplicaciones Financieras	**16.200.000**
- Activos Financieros	16.200.000
Incremento de Caja y Bancos	16.200.000

A0204

Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)

OFICINA COORDINADORA DE LOS SERVICIOS AGROPECUARIOS DEL MINISTERIO DE LA DEFENSA (O.C.S.A.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo fundamental de la institución es coordinar, planificar, fomentar y ejecutar los servicios de producción y comercialización de productos agropecuarios y forestales e incrementar el desarrollo económico, social, cultural y demográfico, en concordancia con los planes de desarrollo agropecuario de la Fuerza Armada Nacional.

Para el presente ejercicio fiscal, se espera continuar dinamizando la agricultura y la ganadería, mediante el impulso a los centros de producción.

En tal sentido para el año 2004, tiene previsto entre sus metas la producción y venta de los siguientes rubros: caña de azúcar 4.200 toneladas; pasto bermuda 60.000 pacas; pimentón 120.000 kilos; leche 81.000 litros; derivados lácteos 7.277 kilogramos y pollos beneficiados 1.216.000.

Las transferencias del Ejecutivo Nacional representan el 54,3% del presupuesto, y se destinan a proyectos agrícolas y pecuarios, con el propósito de cumplir los objetivos económicos contemplados en la directriz estratégica del Plan Operativo Anual Nacional (POAN), como es el rescate, transformación y dinamización de las cadenas agropecuarias; recursos sin los cuales no se podría lograr el nivel de metas previstas.

Entre la inversión a realizar se tiene previsto dar continuidad a la instalación de maquinaria especializada en invernaderos, restauración de módulos de producción avícola y reactivación de la planta beneficiadora de aves, lo cual permitirá generar un alto número de empleos directos e indirectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.296.705.368**
- Transferencias para Financiar Gastos Corrientes	1.083.920.103
Del Sector Público	1.083.920.103
- Recursos Ordinarios	1.083.920.103
- Ingresos por Actividades Propias	985.785.265
Venta de Bienes	985.785.265
- Otros Ingresos Corrientes	227.000.000
Otros	227.000.000
Recursos de Capital	**838.437.182**
- Transferencias para Financiar Gastos de Capital	634.733.167
Del Sector Público	634.733.167
- Recursos Ordinarios	634.733.167
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	110.829.015
- Disminución de Inventarios	92.875.000
Recursos Financieros	**32.188.800**
- Activos Financieros	32.188.800
Disminución de Caja y Bancos	32.188.800
TOTAL	**3.167.331.350**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.225.164.144**
- Gastos de Consumo	2.225.164.144
Gastos de Personal	722.394.445
Materiales y Suministros	828.760.881
Servicios No Personales	468.304.803
Variación de Inventarios	92.875.000
Otros Gastos de Instituciones Descentralizadas	112.829.015
Depreciación y Amortización	110.829.015
Otros	2.000.000
Gastos de Capital	**648.233.167**
- Activos Reales	648.233.167
Adquisición de Maquinarias y demás Equipos	463.663.547
Adquisición de Equipos de Transporte, Tracción y Elevación	29.970.000
Otros Activos Reales	154.599.620
Aplicaciones Financieras	**293.934.039**
- Activos Financieros	222.750.000
Incremento de Otras Cuentas y Efectos a Cobrar	222.750.000
- Pasivos Financieros	71.184.039
Servicio de la Deuda Pública y Disminución de otros Pasivos	71.184.039
Disminución de Cuentas y Efectos a Pagar a Proveedores	70.000.000
Disminución de Otras Cuentas y Efectos a Pagar	1.184.039
TOTAL	**3.167.331.350**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Producción y Venta de Caña de Azúcar	Tonelada	4.200
Producción y Venta de Pasto Bermuda	Paca	60.000
Explotación y Venta de Pollos de Engorde	Ave	1.216.000
Cría y Levante de Venta de Bovinos	Animal	915
Ceba de Bovinos	Animal	400
Ceba de Cerdos	Cerdo	1.380
Producción y Venta de Leche	Litro	81.000
Producción y Venta de Pimentón	Kilo	120.000
Producción y Venta de Maíz	Kilo	1.800
Derivados Lácteos	Kilo	7.277

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**35**	**147.922.239**
Profesional y Técnico	12	67.911.820
Personal Administrativo	12	45.732.152
Obrero	11	34.278.267
Personal Contratado	**19**	**75.667.741**
Profesional y Técnico	8	46.311.786
Obrero	11	29.355.955
TOTAL	**54**	**223.589.980**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.965.242
II	247.105 _ 297.105		
III	297.106 _ 347.106	13	48.730.068
IV	347.107 _ 397.107		
V	397.108 _ 447.108	7	34.487.900
VI	447.109 _ 497.109	4	23.332.824
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	5	34.444.332
IX	597.112 _ 647.112	1	7.355.392
X	647.113 _ 697.113		
XI	697.114 _ 747.114	1	8.640.000
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**32**	**159.955.758**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	11	29.355.955
II	247.105 _ 297.105	11	34.278.267
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**22**	**63.634.222**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Agropecuarios	2.961.627.335
99	Partidas no Asignables a Programas	205.704.015
	TOTAL	**3.167.331.350**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	722.394.445
4.02	Materiales y Suministros	828.760.881
4.03	Servicios no Personales	468.304.803
4.04	Activos Reales	648.233.167
4.05	Activos Financieros	222.750.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	71.184.039
4.08	Otros Gastos de Instituciones Descentralizadas	205.704.015
	TOTAL	**3.167.331.350**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.296.705.368**
- Transferencias Para Financiar Gastos Corrientes	1.083.920.103
Del Sector Público	1.083.920.103
De la Administración Central	1.083.920.103
- Recursos Ordinarios	1.083.920.103
- Ingresos por Actividades Propias	985.785.265
Venta de Bienes	985.785.265
- Otros Ingresos Corrientes	227.000.000
Otros	227.000.000
B. Gastos Corrientes	**2.225.164.144**
- Gastos de Consumo	2.225.164.144
Gastos de Personal	722.394.445
Materiales y Suministros	828.760.881
Servicios No Personales	468.304.803
Variación de Inventarios	92.875.000
Otros Gastos de Instituciones Descentralizadas	112.829.015
Depreciación y Amortización	110.829.015
Otros	2.000.000
Intereses	2.000.000
C. Resultado Economico: Ahorro	**71.541.224**
II. Cuenta de Capital	
A. Recursos de Capital	**909.978.406**
- Ahorro en la Cuenta Corriente	71.541.224
- Transferencias para Financiar Gastos de Capital	634.733.167
Del Sector Público	634.733.167
- Recursos Ordinarios	634.733.167
- Disminución de Inventarios	92.875.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	110.829.015
B. Gastos de Capital	**648.233.167**
- Activos Reales	648.233.167
Adquisición de Maquinarias y demás Equipos	463.663.547
Adquisición de Equipos de Transporte, Tracción y Elevación	29.970.000
Otros Activos Reales	154.599.620
C. Resultado Financiero: Superávit	**261.745.239**
III. Cuenta Financiera	
A. Recursos Financieros	**293.934.039**
- Activos Financieros	32.188.800
Disminución de Caja y Bancos	32.188.800
- Superávit Financiero	261.745.239
B. Aplicaciones Financieras	**293.934.039**
- Activos Financieros	222.750.000
Incremento de Otras Cuentas y Efectos a Cobrar	222.750.000
- Pasivos Financieros	71.184.039
Servicio de la Deuda Pública y Disminución de otros Pasivos	71.184.039
Disminución de Cuentas y Efectos a Pagar a Proveedores	70.000.000
Disminución de Otras Cuentas y Efectos a Pagar	1.184.039

A0206

Asociación Civil Club de Sub Oficiales Profesionales de La Fuerza Armada (CLUSOFA)

ASOCIACIÓN CIVIL CLUB DE SUB OFICIALES PROFESIONALES DE LA FUERZA ARMADA (CLUSOFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Organismo estima ejecutar las siguientes metas: promover la realización de 560 actividades sociales y culturales, 1.510 eventos deportivos y la implementación de 3 planes vacacionales. Igualmente se prevé dar continuidad al mejoramiento y mantenimiento mayor de las instalaciones de sus dos (2) sedes, ubicadas en Caracas y Maracay, optimizando la prestación de los servicios sociales que se brindan a los socios militares y a sus familiares directos y especiales.

El financiamiento del Presupuesto proviene principalmente de la venta de servicios por Bs. 1.355,0 millones, ingresos de la propiedad Bs. 1,7 millones, e ingresos por contribuciones y aportes Bs. 1.350,0 millones, representados por las cuotas de afiliación de los socios. Asimismo, esta asociación civil prevé transferencias del Ejecutivo Nacional por Bs. 782,4 millones, orientadas a financiar el 20,5% de su Presupuesto.

El resto del financiamiento está representado por la depreciación Bs. 153,5 millones e incremento de pasivos por Bs. 157,8 millones.

Del resultado de sus operaciones estima obtener un ahorro de Bs. 111,1 millones.

En cuanto al nivel de gastos, los corrientes ascienden a Bs. 3.378,0 millones, donde resalta lo destinado a la partida 4.01 Gastos de Personal, la cual representa el 50,6% del total de dichos gastos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.489.073.808**
- Transferencias para Financiar Gastos Corrientes	782.405.808
Del Sector Público	782.405.808
- Recursos Ordinarios	782.405.808
- Ingresos por Actividades Propias	1.355.000.000
Venta de Servicios	1.355.000.000
- Otros Ingresos Corrientes	1.351.668.000
Ingresos por Aportes y Contribuciones	1.350.000.000
Ingresos de la Propiedad	1.668.000
Recursos de Capital	**163.330.475**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	153.480.475
- Disminución de Inventarios	9.850.000
Recursos Financieros	**157.488.000**
- Pasivos Financieros	157.488.000
Incrementos de Cuentas a Pagar	36.901.000
Incrementos de Otros Pasivos Circulantes	4.146.000
Incremento de Pasivos no Circulantes	116.441.000
TOTAL	**3.809.892.283**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.377.953.889**
- Gastos de Consumo	3.377.953.889
Gastos de Personal	1.708.409.276
Materiales y Suministros	791.474.000
Servicios No Personales	712.731.138
Variación de Inventarios	9.850.000
Otros Gastos de Instituciones Descentralizadas	155.489.475
Depreciación y Amortización	153.480.475
Perdida por Cuentas Incobrables	120.000
Otros	1.889.000
Aplicaciones Financieras	**431.938.394**
- Activos Financieros	276.284.394
Incremento de Caja y Bancos	235.843.394
Incremento de Cuentas a Cobrar	40.441.000
- Pasivos Financieros	155.654.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	155.654.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	155.654.000
TOTAL	**3.809.892.283**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Actividades Sociales y Culturales	Evento	560
Actividades Deportivas	Evento	1.510
Planes Vacacionales	Plan	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**180**	**598.728.000**
Profesional y Técnico	13	70.430.000
Personal Administrativo	44	149.310.000
Obrero	123	378.988.000
TOTAL	**180**	**598.728.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	40	131.283.000
III	297.106 - 347.106	1	3.838.000
IV	347.107 - 397.107	11	49.078.000
V	397.108 - 447.108		
VI	447.109 - 497.109	1	5.530.000
VII	497.110 - 547.110	1	6.007.000
VIII	547.111 - 597.111	1	7.096.000
IX	597.112 - 647.112	1	7.681.000
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115	1	9.174.000
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**57**	**219.687.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	122	374.827.000
III	297.106 - 347.106		
IV	347.107 - 397.107	1	4.214.000
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**123**	**379.041.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección General	3.222.464.414
99	Partidas no Asignables a Programas	587.427.869
	TOTAL	**3.809.892.283**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.708.409.276
4.02	Materiales y Suministros	791.474.000
4.03	Servicios no Personales	712.731.138
4.05	Activos Financieros	276.284.394
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	155.654.000
4.08	Otros Gastos de Instituciones Descentralizadas	165.339.475
	TOTAL	**3.809.892.283**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.489.073.808**
- Transferencias Para Financiar Gastos Corrientes	782.405.808
Del Sector Público	782.405.808
De la Administración Central	782.405.808
- Recursos Ordinarios	782.405.808
- Ingresos por Actividades Propias	1.355.000.000
Venta de Servicios	1.355.000.000
Alquiler de las Instalaciones de Clusofa	1.355.000.000
- Otros Ingresos Corrientes	1.351.668.000
Ingresos por Aportes y Contribuciones	1.350.000.000
Cuotas de Afiliación	1.350.000.000
Ingresos de la Propiedad	1.668.000
Intereses por Dinero en Depósito	1.668.000
B. Gastos Corrientes	**3.377.953.889**
- Gastos de Consumo	3.377.953.889
Gastos de Personal	1.708.409.276
Materiales y Suministros	791.474.000
Servicios no Personales	712.731.138
Variación de Inventarios	9.850.000
Otros Gastos de Instituciones Descentralizadas	155.489.475
Depreciación y Amortización	153.480.475
Pérdida por Cuentas Incobrables	120.000
Otros	1.889.000
Pérdidas por Inventarios	1.889.000
C. Resultado Económico : Ahorro	**111.119.919**
II. Cuenta de Capital	
A. Recursos de Capital	**274.450.394**
- Ahorro en la Cuenta Corriente	111.119.919
- Disminución de Inventarios	9.850.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	153.480.475
C. Resultado Financiero: Superávit	**274.450.394**
III. Cuenta Financiera	
A. Recursos Financieros	**431.938.394**
- Pasivos Financieros	157.488.000
Incremento de Cuentas a Pagar	36.901.000
Incremento de Otros Pasivos Circulantes	4.146.000
Incremento de Pasivos no Circulantes	116.441.000
- Superávit Financiero	274.450.394
B. Aplicaciones Financieras	**431.938.394**
- Activos Financieros	276.284.394
Incremento de Cajas y Bancos	235.843.394
Incremento de Cuentas a Cobrar - Comerciales	40.441.000
- Pasivos Financieros	155.654.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	155.654.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	155.654.000

A0404
Fundación Proyecto País

FUNDACIÓN PROYECTO PAÍS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Proyecto País, como Organismo adscrito al Ministerio de la Defensa, cuya esencia está enmarcada dentro de la misión constitucional encomendada a la Fuerza Armada Nacional, que establece su participación en el desarrollo nacional, ha asumido la responsabilidad institucional de gerenciar la acción social a ser ejecutada por el Sector Militar. En tal sentido ha establecido una serie de principios y lineamientos que caracterizan su accionar y condicionan los requerimientos de recursos materiales, humanos y financieros.

El Gobierno Nacional, apremiado por iniciar de manera inmediata el proceso de cambios y de reformas exigido por la crisis coyuntural y estructural existente en el país, instrumentó un conjunto de políticas, acciones y estrategias simultáneas para responder de inmediato al proceso de cambio y de reformas, requerido para la racionalización y modernización de la estructura y funcionamiento del Estado, a las cuales denominó **Plan Bolívar 2000**, el cual fue concebido para ser ejecutado mediante cuatro niveles de actuación, siendo la Fundación Proyecto País la encargada de atender los problemas prioritarios en el corto y mediano plazo (proyecto de acción inmediata sustentable).

En atención a lo antes señalado, la Fundación desde sus inicios en el año 1999 ha venido avanzando progresivamente en la atención de los diversos requerimientos de la colectividad, a través de los Comandos de Guarnición (Teatros de Operación Social), dinámica que ha permitido proporcionar asistencia inmediata y puntual a la población más necesitada y en máxima exclusión social, mediante la cogestión y la acción conjunta de los diferentes organismos responsables del diseño y ejecución de actividades (Sociedad Civil-Fuerza Armada-Entes públicos y privados).

Bajo los postulados institucionales básicos, **Cooperación Ciudadana** y **Solidaridad Humanitaria,** la Fundación ha establecido una serie de políticas destinadas a satisfacer el propósito para el cual fue creada, abarcando diversas áreas de acción, a este respecto sus directrices básicas se orientan a:

- Contribuir a elevar la calidad de vida, el bienestar social y el desarrollo integral de la población excluida y de menores recursos.
- Propiciar una nueva cultura social, basada en la cooperación ciudadana y la solidaridad humanitaria, que promueva la participación, eleve la autoestima y contribuya a reducir significativamente la deuda social acumulada
- Cooperar, conjuntamente con otros entes, en la disminución de los principales indicadores sociales que caracterizan la pobreza y la marginalidad
- Desarrollar programas y convenios con instituciones, con la finalidad de promocionar y contribuir, de manera conjunta al logro de los objetivos
- Coordinar esfuerzos de diversos sectores, propiciando la unificación de criterios y la maximización de la participación de la comunidad en el planteamiento y solución de sus problemas

Para dar continuidad a los objetivos planteados por la Fundación se prevé para el ejercicio fiscal 2004 un presupuesto de Bs. 7.695,3 millones, financiado en un 65% con el aporte del Ejecutivo Nacional, recursos que se dirigirán al cumplimiento de las siguientes metas: realizar 42 jornadas de asistencia humanitaria para brindar atención integral a la población de menores recursos; planificar y ejecutar el mantenimiento preventivo y correctivo de 78 instalaciones; generar 319 puestos de trabajo temporal a la población de menores recursos; brindar apoyo médico asistencial a 160 personas; apoyar el tratamiento médico y rehabilitación de 105 personas y capacitar a 21.922 familias en el aprendizaje y cultivo de alimentos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**7.689.062.224**
- Transferencias para Financiar Gastos Corrientes	5.000.000.000
Del Sector Público	5.000.000.000
- Recursos Ordinarios	3.000.000.000
- Gestión Fiscal	1.000.000.000
- Otras Fuentes de Financiamiento	1.000.000.000
- Otros Ingresos Corrientes	2.689.062.224
Ingresos de la Propiedad	2.689.062.224
Recursos de Capital	**6.221.557**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.221.557
TOTAL	**7.695.283.781**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**7.576.690.330**
- Gastos de Consumo	7.488.584.469
Gastos de Personal	3.451.194.145
Materiales y Suministros	3.349.035.720
Servicios No Personales	682.133.047
Otros Gastos de Instituciones Descentralizadas	6.221.557
Depreciación y Amortización	6.221.557
- Otros Gastos Corrientes	88.105.861
Transferencias	38.105.861
Transferencias Corrientes al Sector Privado	38.105.861
Otros Gastos	50.000.000
Gastos de Capital	**112.371.889**
- Activos Reales	90.254.917
Repuestos y Reparaciones Mayores	887.833
Adquisición de Maquinarias y demás Equipos	49.768.067
Obras de Infraestructura - Estudios y Proyectos	38.105.854
Otros Activos Reales	1.493.163
- Activos Intangibles	22.116.972
Aplicaciones Financieras	**6.221.562**
- Activos Financieros	6.221.562
Incremento de Caja y Bancos	6.221.562
TOTAL	**7.695.283.781**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Mantenimiento Preventivo y Correctivo de Infraestructura de Interés Social	Obra	78
Apoyo de Asistencia Medica	Persona	160
Apoyo Tratamiento Médico y Rehabilitación de la Población (kit - Quirúrgico)	Persona	105
Realizar Jornadas de Asistencia Social Humanitaria, para Brindar Atención a la Población	Jornada	42
General Empleo Rápido y Temporal	Empleo	319
Capacitación e Incorporación a las Familias al Aprendizaje y Cultivo de Alimentos	Familia Capacitada	21.922

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	**229**	**1.244.957.184**
Directivo	5	72.000.000
Profesional y Técnico	209	1.134.691.392
Personal Administrativo	10	26.404.800
Obrero	5	11.860.992
TOTAL	**229**	**1.244.957.184**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	219	1.161.096.192
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	5	72.000.000
	TOTAL	**224**	**1.233.096.192**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	5	11.860.992
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**5**	**11.860.992**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Programa de Const. y Mant. de Instalaciones	716.108.465
02	Programa de Asistencia Médico -quirúrgica	998.347.869
03	Programa de Asistencia Social Humanitaria	1.243.929.379
04	Programa de Generación de Empleo Rápido	1.000.000.000
06	Teatros de Operación Social	277.441.418
07	Oficina Central	2.843.235.090
09	Microhuertos Familiares y Cultivos Organopónicos	609.999.998
99	Partidas no Asignables a Programas	6.221.562
	TOTAL	**7.695.283.781**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.451.194.145
4.02	Materiales y Suministros	3.349.035.720
4.03	Servicios no Personales	682.133.047
4.04	Activos Reales	112.371.889
4.05	Activos Financieros	6.221.562
4.07	Transferencias	38.105.861
4.08	Otros Gastos de Instituciones Descentralizadas	6.221.557
4.98	Rectificaciones al Presupuesto	50.000.000
	TOTAL	**7.695.283.781**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.689.062.224**
- Transferencias Para Financiar Gastos Corrientes	5.000.000.000
Del Sector Público	5.000.000.000
De la Administración Central	5.000.000.000
- Recursos Ordinarios	3.000.000.000
- Gestión Fiscal	1.000.000.000
- Otras Fuentes de Financiamiento	1.000.000.000
- Otros Ingresos Corrientes	2.689.062.224
Ingresos de la Propiedad	2.689.062.224
Intereses por Dinero en Depósito	200.000.000
Otros Ingresos de la Propiedad	2.489.062.224
Intereses por Fidecomiso	2.489.062.224
B. Gastos Corrientes	**7.576.690.330**
- Gastos de Consumo	7.488.584.469
Gastos de Personal	3.451.194.145
Materiales y Suministros	3.349.035.720
Servicios No Personales	682.133.047
Otros Gastos de Instituciones Descentralizadas	6.221.557
Depreciación y Amortización	6.221.557
- Otros Gastos Corrientes	88.105.861
Transferencias	38.105.861
Transferencias Corrientes al Sector Privado	38.105.861
Donaciones a Personas	38.105.861
Otros Gastos	50.000.000
Rectificaciones al Presupuesto	50.000.000
C. Resultado Económico: Ahorro	**112.371.894**
II. Cuenta de Capital	
A. Recursos de Capital	**118.593.451**
- Ahorro en la Cuenta Corriente	112.371.894
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.221.557
B. Gastos de Capital	**112.371.889**
- Activos Reales	90.254.917
Repuestos y Reparaciones Mayores	887.833
Adquisición de Maquinarias y demás Equipos	49.768.067
Obras de Infraestructura	38.105.854
Otros Activos Reales	1.493.163
- Activos Intangibles	22.116.972
C. Resultado Financiero: Superávit	**6.221.562**
III. Cuenta Financiera	
A. Recursos Financieros	**6.221.562**
- Superávit Financiero	6.221.562
B. Aplicaciones Financieras	**6.221.562**
- Activos Financieros	6.221.562
Incremento de Caja y Bancos	6.221.562

Ministerio de Educación
Cultura y Deportes

A0002
Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas

INSTITUTO AUTÓNOMO BIBLIOTECA NACIONAL Y DE SERVICIOS DE BIBLIOTECAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Biblioteca, inicia sus funciones en el año 1977, siendo su función principal el ser depositario del acervo documental y como tal es responsable del rescate, organización, preservación y difusión de los materiales bibliográficos y audiovisuales venezolanos y venezolanistas, presentes y restropectivos.

Entre las metas más relevantes del Instituto, destacan las siguientes: Atención de 17.447.770 usuarios en la sala, 34.534.658 consultas de obras; préstamos especiales e interinstitucionales 192.000; enriquecimiento de colecciones por compras, 30.434 de preservación y conservación de obra impresa y 21.300 catalogación de libros; publicaciones seriadas y material audovisual.

El presupuesto de ingresos de la Biblioteca Nacional se sitúa en Bs. 23.163,3 millones, discriminados en Bs. 21.500,0 millones (92,8%) provenientes de transferencias corrientes del ejecutivo nacional y Bs. 123,7 millones (0,6%) por venta de servicios (alquiler de sala, reproducción, catálogo, venta de diskette, entre otros) Bs. 25,3 millones (0,1) de depreciación y Bs. 1.514,4 millones (6,5%).de disminución de caja y bancos

El presupuesto de gastos para el año 2004 asciende a Bs. 23.163,3 millones, distribuidos en: gastos corrientes Bs. 21.420,8 millones; gastos de capital Bs. 228,1 millones y aplicaciones financieras por Bs. 1.514,4 millones.

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 202,9 millones en la cuenta corriente y un equilibrio en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**21.623.670.261**
- Transferencias para Financiar Gastos Corrientes	21.500.000.000
Del Sector Público	21.500.000.000
Recursos Ordinarios	15.050.000.000
Gestión Fiscal	5.353.500.000
Otras Fuentes	1.096.500.000
- Ingresos por Actividades Propias	123.670.261
Venta de Servicios	123.670.261
Recursos de Capital	**25.270.902**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.270.902
Recursos Financieros	**1.514.360.296**
- Activos Financieros	1.514.360.296
Disminución de Caja y Bancos	1.514.360.296
TOTAL	**23.163.301.459**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**21.420.787.333**
- Gastos de Consumo	19.799.660.660
Gastos de Personal	17.917.336.978
Materiales y Suministros	228.985.048
Servicios No Personales	1.628.067.732
Otros Gastos de Instituciones Descentralizadas	25.270.902
Depreciación y Amortización	25.270.902
- Otros Gastos Corrientes	1.621.126.673
Transferencias	1.621.126.673
Transferencias Corrientes al Sector Privado	1.563.109.812
Transferencias Corrientes al Sector Público	58.016.861
Gastos de Capital	**228.153.830**
- Activos Reales	203.598.630
Repuestos y Reparaciones Mayores	31.715.419
Adquisición de Maquinarias y Demás Equipos	171.883.211
- Activos Intangibles	24.555.200
Aplicaciones Financieras	**1.514.360.296**
- Pasivos Financieros	1.514.360.296
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.514.360.296
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.514.360.296
TOTAL	**23.163.301.459**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Atención de Usuarios en Sala	Usuario Atendido	17.447.770
Consulta de Obras, Prestamos Especial e Institucional	Obra Consultada	37.496.277
Enriquecimiento de Colecciones por Compras, Canje, Donaciones	Volumen	192.000
Elaboración de Normas	Documento	4
Preservación y Conservación de Obra Impresa	Documento	30.434
Catalogación de Libros, Publicaciones Seriadas, Material Audiovisual	Título	21.300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1.168**	**6.009.289.000**
Directivo	86	949.981.000
Profesional y Técnico	517	3.250.972.000
Personal Administrativo	328	1.039.775.000
Obrero	237	768.561.000
Personal Contratado	**5**	**25.000.000**
Profesional y Técnico	5	25.000.000
TOTAL	**1.173**	**6.034.289.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	133	387.657.000
II	247.105 _ 297.105	175	557.686.000
III	297.106 _ 347.106	13	49.232.000
IV	347.107 _ 397.107	16	72.275.000
V	397.108 _ 447.108	92	459.603.000
VI	447.109 _ 497.109	147	823.336.000
VII	497.110 _ 547.110	77	481.404.000
VIII	547.111 _ 597.111	57	391.136.000
IX	597.112 _ 647.112	87	646.155.000
X	647.113 _ 697.113	23	184.803.000
XI	697.114 _ 747.114	20	177.744.000
XII	747.115 _ 797.115	10	93.664.000
XIII	797.116 _ 847.116	13	129.126.000
XIV	847.117 _ 897.117	43	447.097.000
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	24	284.903.000
XVII	997.120 Y MAS	6	79.907.000
	TOTAL	**936**	**5.265.728.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	237	768.561.000
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**237**	**768.561.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**145**	**1.017.415.487**
Jubilado	91	520.932.307
Pensionado	54	496.483.180
Obreros	**29**	**100.351.659**
Jubilado	29	100.351.659
TOTAL	**174**	**1.117.767.146**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	12.935.133.184
02	Servicios Bibliohemerográficos	2.292.719.486
03	Bibliotecas Públicas Metropolitana	4.352.125.901
04	Procesos Técnicos	2.043.691.690
99	Partidas no Asignables a Programas	1.539.631.198
	TOTAL	**23.163.301.459**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	17.917.336.978
4.02	Materiales y Suministros	228.985.048
4.03	Servicios no Personales	1.628.067.732
4.04	Activos Reales	228.153.830
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	1.514.360.296
4.07	Transferencias	1.621.126.673
4.08	Otros Gastos de Instituciones Descentralizadas	25.270.902
	TOTAL	**23.163.301.459**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**21.623.670.261**
- Transferencias Para Financiar Gastos Corrientes	21.500.000.000
Del Sector Público	21.500.000.000
De la Administración Central	21.500.000.000
- Ingresos por Actividades Propias	123.670.261
Venta de Servicios	123.670.261
Alquiler de Sala, reproducción, catálogo, venta de diskette	36.834.413
Otros Ingresos	86.835.848
B. Gastos Corrientes	**21.420.787.333**
- Gastos de Consumo	19.799.660.660
Gastos de Personal	17.917.336.978
Materiales y Suministros	228.985.048
Servicios No Personales	1.628.067.732
Otros Gastos de Instituciones Descentralizadas	25.270.902
Depreciación y Amortización	25.270.902
- Otros Gastos Corrientes	1.621.126.673
Transferencias	1.621.126.673
Transferencias Corrientes al Sector Privado	1.563.109.812
Pensiones	496.483.180
Jubilaciones	1.066.626.632
Transferencias Corrientes al Sector Público	58.016.861
Entes Descentralizados	58.016.861
C. Resultado Económico: Ahorro	**202.882.928**
II. Cuenta de Capital	
A. Recursos de Capital	**228.153.830**
- Ahorro en la Cuenta Corriente	202.882.928
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.270.902
B. Gastos de Capital	**228.153.830**
- Activos Reales	203.598.630
Repuestos y Reparaciones Mayores	31.715.419
Adquisición de Maquinarias y Demás Equipos	171.883.211
- Activos Intangibles	24.555.200
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**1.514.360.296**
- Activos Financieros	1.514.360.296
Disminución de Caja y Bancos	1.514.360.296
B. Aplicaciones Financieras	**1.514.360.296**
- Pasivos Financieros	1.514.360.296
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.514.360.296
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.514.360.296

A0012
Consejo Nacional de la Cultura (CONAC)

CONSEJO NACIONAL DE LA CULTURA (CONAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Consejo Nacional de la Cultura (CONAC), tiene como objetivo principal establecer los principios rectores de la política cultural del Estado, política dirigida fundamentalmente al estudio, planificación, coordinación y ejecución en el campo de las humanidades, artes y las ciencias sociales, principalmente en sus manifestaciones no escolarizadas, para velar por la existencia y eficacia de todos los servicios culturales públicos que el Estado ofrece a los ciudadanos.

Para el ejercicio fiscal 2004, el Consejo Nacional de la Cultura estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 231.215,4 millones, los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 172.787,4 millones (74,7%), Recursos Financieros Bs. 57.913,4 millones (25,1%) y los Recursos de Capital Bs. 514,6 millones (0,2%).

El presupuesto de gastos se estima en Bs. 231.215,4 millones, distribuidos en gastos corrientes por Bs. 150.716,4 millones (65,2%), inversión en activos fijos Bs. 9.610,5 millones (4,2%) y aplicaciones financieras Bs.70.888,5 millones (30,6%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un ahorro de Bs. 22.071,0 millones y un superávit financiero en la cuenta capital de Bs. 12.975,1 millones, luego de considerar una inversión real de Bs. 9.610,5 millones que permitirá la compra de maquinarias y equipos diversos. El superávit financiará la disminución de pasivos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**172.787.371.980**
- Transferencias para Financiar Gastos Corrientes	172.177.371.980
Del Sector Público	172.177.371.980
Recursos Ordinarios	104.350.868.482
Gestión Fiscal	38.223.797.366
Otras Fuentes	29.602.706.132
- Ingresos por Actividades Propias	10.000.000
Venta de Bienes	10.000.000
- Otros Ingresos Corrientes	600.000.000
Ingresos de la Propiedad	600.000.000
Recursos de Capital	**514.668.750**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	514.668.750
Recursos Financieros	**57.913.385.457**
- Activos Financieros	57.913.385.457
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	57.913.385.457
TOTAL	**231.215.426.187**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**150.716.381.179**
- Gastos de Consumo	84.833.616.069
Gastos de Personal	39.414.399.499
Materiales y Suministros	3.021.621.693
Servicios No Personales	41.882.926.127
Otros Gastos de Instituciones Descentralizadas	514.668.750
Depreciación y Amortización	514.668.750
- Otros Gastos Corrientes	65.882.765.110
Transferencias	65.882.765.110
Transferencias Corrientes al Sector Privado	54.814.610.859
Transferencias Corrientes al Sector Público	11.044.154.251
Otras Transferencias	24.000.000
Gastos de Capital	**9.610.553.762**
- Activos Reales	9.610.553.762
Adquisición de Maquinarias y demás Equipos	9.610.553.762
Aplicaciones Financieras	**70.888.491.246**
- Activos Financieros	10.479.328.779
Incremento de Caja y Bancos	10.479.328.779
- Pasivos Financieros	60.409.162.467
Servicio de la Deuda Pública y Disminución de otros Pasivos	60.409.162.467
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.500.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	1.000.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	110.000.000
Disminución de Otras Cuentas y Efectos a Pagar	2.393.000.000
Disminución de Otros Pasivos Circulantes	30.431.056.678
Disminución de Otros Pasivos no Circulantes	12.975.105.789
TOTAL	**231.215.426.187**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Realizar Eventos	Evento	71
Establecer Convenios con Instituciones y Grupos Culturales	Convenio	5.572
Realizar Talleres de Formación	Taller	260
Realizar Asesorías de Inducción y Formación en las Distintas Áreas Artísticas	Asesoría	655
Encuentros Regionales Sobre la Metodología y Funcionamiento de Escuelas-artes	Encuentro	11
Publicaciones Libros, Directorios, Textos, Revistas, Manuales, Folletos, Boletín, etc.	Publicación	110
Realizar Curso de Formación Musical	Curso	43
Realizar Conciertos Para la Difusión de Música Académica	Concierto	69
Dotación a los Centros de Documentación e Investigación Musical	Dotación	46
Realizar Programas de Enseñanza Integral de la Danza, Música	Programa	20
Realizar Cátedras Internacionales en España - Salamanca, Colombia, Bogota y México	Cátedra	5
Participación en Eventos Especiales(Foros, Coloquios, homenajes, etc.)	Participación	7.236
Infraestructura Cultural en Planteles Educativos	Manual	1
Realizar Diagnóstico de Formación de Gestión	Diagnóstico	24
Realizar Ferias Nacionales e Internacional de Artesanía	Feria	10
Incrementar Colección Artesanal	Pieza Artesanal	200
Desarrollar Módulos de la Maestría en Museografía	Módulo	6
Coordinación y Producción de un Espacio Radial en Emisoras Nacionales	Espacio Radial	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**660**	**5.263.474.119**
Directivo	74	1.190.934.977
Profesional y Técnico	225	2.052.626.851
Personal Administrativo	208	1.301.765.880
Obrero	153	718.146.411
Personal Fijo a Tiempo Parcial	**411**	**1.819.267.598**
Personal Docente	411	1.819.267.598
Personal Contratado	**2**	**6.473.004**
Profesional y Técnico	2	6.473.004
TOTAL	**1.073**	**7.089.214.721**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	201	358.590.834
II	247.105 __ 297.105	34	112.012.551
III	297.106 __ 347.106	93	363.365.842
IV	347.107 __ 397.107	73	321.483.839
V	397.108 __ 447.108	42	210.923.974
VI	447.109 __ 497.109	44	248.115.939
VII	497.110 __ 547.110	36	224.939.353
VIII	547.111 __ 597.111	35	240.398.116
IX	597.112 __ 647.112	50	374.430.553
X	647.113 __ 697.113	37	297.491.830
XI	697.114 __ 747.114	43	371.478.517
XII	747.115 __ 797.115	28	259.074.034
XIII	797.116 __ 847.116	28	276.329.929
XIV	847.117 __ 897.117	12	125.980.629
XV	897.118 __ 947.118	10	110.793.737
XVI	947.119 __ 997.119	14	163.471.875
XVII	997.120 Y MAS	140	2.312.186.758
	TOTAL	**920**	**6.371.068.310**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	8	23.721.984
II	247.105 __ 297.105	9	32.086.388
III	297.106 __ 347.106	44	183.241.699
IV	347.107 __ 397.107	38	181.080.157
V	397.108 __ 447.108	41	219.955.636
VI	447.109 __ 497.109	12	71.504.225
VII	497.110 __ 547.110	1	6.556.322
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**153**	**718.146.411**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**319**	**2.166.529.605**
Jubilado	230	1.637.815.906
Pensionado	89	528.713.699
Obreros	**91**	**415.396.156**
Jubilado	91	415.396.156
TOTAL	**410**	**2.581.925.761**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Proceso Directivo	121.604.570.735
02	Proceso de Apoyo	28.983.379.032
03	Proceso Sustantivo	9.224.316.424
99	Partidas no Asignables a Programas	71.403.159.996
	TOTAL	**231.215.426.187**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	39.414.399.499
4.02	Materiales y Suministros	3.021.621.693
4.03	Servicios no Personales	41.882.926.127
4.04	Activos Reales	9.610.553.762
4.05	Activos Financieros	10.479.328.779
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	60.409.162.467
4.07	Transferencias	65.882.765.110
4.08	Otros Gastos de Instituciones Descentralizadas	514.668.750
	TOTAL	**231.215.426.187**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**172.787.371.980**
- Transferencias Para Financiar Gastos Corrientes	172.177.371.980
Del Sector Público	172.177.371.980
De la Administración Central	172.177.371.980
- Ingresos por Actividades Propias	10.000.000
Venta de Bienes	10.000.000
Ventas de revistas	10.000.000
- Otros Ingresos Corrientes	600.000.000
Ingresos de la Propiedad	600.000.000
Intereses por Dinero en Depósito	600.000.000
B. Gastos Corrientes	**150.716.381.179**
- Gastos de Consumo	84.833.616.069
Gastos de Personal	39.414.399.499
Materiales y Suministros	3.021.621.693
Servicios No Personales	41.882.926.127
Otros Gastos de Instituciones Descentralizadas	514.668.750
Depreciación y Amortización	514.668.750
- Otros Gastos Corrientes	65.882.765.110
Transferencias	65.882.765.110
Transferencias Corrientes al Sector Privado	54.814.610.859
Pensionados y jubilados	1.536.217.825
Subsidios culturales sector privado	46.702.470.282
Otras	6.575.922.752
Transferencias Corrientes al Sector Público	11.044.154.251
Transferencias entes descentralizados	369.010.000
Otras	10.675.144.251
Otras Transferencias	24.000.000
Transferencias al exterior	24.000.000
C. Resultado Económico: Ahorro	**22.070.990.801**
II. Cuenta de Capital	
A. Recursos de Capital	**22.585.659.551**
- Ahorro en la Cuenta Corriente	22.070.990.801
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	514.668.750
B. Gastos de Capital	**9.610.553.762**
- Activos Reales	9.610.553.762
Adquisición de Maquinarias y demás Equipos	9.610.553.762
C. Resultado Financiero: Superávit	**12.975.105.789**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

III. Cuenta Financiera	
A. Recursos Financieros	**70.888.491.246**
- Activos Financieros	57.913.385.457
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	57.913.385.457
- Superávit Financiero	12.975.105.789
B. Aplicaciones Financieras	**70.888.491.246**
- Activos Financieros	10.479.328.779
Incremento de Caja y Bancos	10.479.328.779
- Pasivos Financieros	60.409.162.467
Servicio de la Deuda Pública y Disminución de otros Pasivos	60.409.162.467
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.500.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	1.000.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	110.000.000
Disminución de Otras Cuentas y Efectos a Pagar	2.393.000.000
Disminución de Otros Pasivos Circulantes	30.431.056.678
Disminución de Otros Pasivos no Circulantes	12.975.105.789

A0046
Instituto Nacional de Cooperación Educativa
(INCE)

INSTITUTO NACIONAL DE COOPERACIÓN EDUCATIVA (INCE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Cooperación Educativa (INCE) tiene como objetivo principal la formación y capacitación de los trabajadores, por medio de la habilidad ocupacional complementaria, perfeccionamiento y especialización en diversas ocupaciones tales como: alfabetización, aprendizaje y mejoramiento a la capacitación agraria de la población rural.

Para el ejercicio fiscal 2004, el INCE proyecta realizar las siguientes metas: 21.288 cursos de formación en centros de unidades móviles para 396.822 participantes; 437 cursos de formación industrial INCE-CEMA para 21.622 personas; 4.193 cursos de formación en empresa para 69.387 personas y 196 cursos formación de micros pequeños y medianos empresarios para 3.403 personas.

El Instituto Nacional de Cooperación Educativa (INCE) para alcanzar las metas dispone de un financiamiento de Bs. 263.712,9 millones, conformados por: Bs. 50.949,3 millones de Aporte del Ejecutivo Nacional; Bs. 181.331,9 millones de ingresos por aporte y contribuciones; Bs. 28.412,0 millones de intereses sobre colocaciones bancarias y Bs. 3.019,7 de fondo de depreciación.

La totalidad de los recursos antes señalados financiarán una estructura presupuestaria constituidas por: Bs. 233.130,4 millones de gastos corrientes y Bs. 30.582,4 millones de gastos de capital.

El resultado económico y financiero proyectado indica un ahorro de Bs. 27.562,7 millones y un equilibrio en cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**260.693.151.000**
- Transferencias para Financiar Gastos Corrientes	50.949.300.000
Del Sector Público	50.949.300.000
Recursos Ordinarios	41.664.510.000
Gestión Fiscal	7.706.375.700
Otras Fuentes de Financiamiento	1.578.414.300
- Otros Ingresos Corrientes	209.743.851.000
Ingresos por Aportes y Contribuciones	181.331.851.000
Ingresos de la Propiedad	28.412.000.000
Recursos de Capital	**3.019.727.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.019.727.000
TOTAL	**263.712.878.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**233.130.440.726**
- Gastos de Consumo	68.046.934.117
Gastos de Personal	34.133.413.117
Materiales y Suministros	12.238.654.000
Servicios No Personales	18.655.140.000
Otros Gastos de Instituciones Descentralizadas	3.019.727.000
Depreciación y Amortización	3.019.727.000
- Otros Gastos Corrientes	165.083.506.609
Transferencias	165.083.506.609
Transferencias Corrientes al Sector Privado	165.083.506.609
Gastos de Capital	**30.582.437.274**
Otros Activos Reales	30.582.437.274
TOTAL	**263.712.878.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Formación Profesional en Centro de Unidades Móviles	Curso	21.288
Formación Profesional en Centro y Unidades Móviles	Participante	396.822
Formación en Empresas	Curso	4.193
Formación en Empresas	Participante	69.387
Formación INCE CEMA	Curso	437
Formación INCE CEMA	Participante	21.622
Formación Profesional Convenios Regionales	Curso	703
Formación Profesional Convenio Regionales	Participante	11.685
Formación de Micros Pequeños y Medianos Empresarios	Curso	196
Formación de Micros Pequeños y Medianos Empresarios	Participante	3.403

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1019**	**7.149.487.781**
Directivo	82	853.182.616
Profesional y Técnico	500	3.871.695.940
Personal Administrativo	212	981.469.888
Personal Docente	17	207.739.937
Obreros	208	1.235.399.400
Personal Fijo a Tiempo Parcial	**19**	**72.304.399**
Profesional y Técnico	1	4.549.706
Personal Administrativo	6	13.408.789
Obrero	12	54.345.904
Personal Contratado	**307**	**3.364.953**
Profesional y Técnico	306	2364.953
Obreros	1	1.000.000
TOTAL	**1.345**	**7.225.157.133**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	312	15.773.742
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	213	986.019.594
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112	500	3.871.695.940
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	82	853.182.616
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	17	207.739.937
	TOTAL	**1124**	**5.934.411.829**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1	1.000.000
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	12	54.345.904
V	397.108 - 447.108		
VI	447.109 - 497.109	208	1.235.399.400
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**221**	**1.290.745.304**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**2.455**	**12.089.911.200**
Jubilados	2.172	11.165.911.200
Pensionados	283	924.000.000
TOTAL	**2.455**	**12.089.911.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	109.382.290.351
02	Apoyo Técnico Docente	27.567.844.921
03	Regionalización de la Formación Profesional	123.743.015.728
99	Partidas no Asignables a Programas	3.019.727.000
	TOTAL	**263.712.878.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	34.133.413.117
4.02	Materiales y Suministros	12.238.654.000
4.03	Servicios no Personales	18.655.140.000
4.04	Activos Reales	30.582.437.274
4.07	Transferencias	165.083.506.609
4.08	Otros Gastos de Instituciones Descentralizadas	3.019.727.000
	TOTAL	**263.712.878.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**260.693.151.000**
- Transferencias Para Financiar Gastos Corrientes	50.949.300.000
Del Sector Público	50.949.300.000
De la Administración Central	50.949.300.000
- Otros Ingresos Corrientes	209.743.851.000
Ingresos por Aportes y Contribuciones	181.331.851.000
de las Empresas	181.331.851.000
Ingresos de la Propiedad	28.412.000.000
Intereses por Dinero en Depósito	28.412.000.000
B. Gastos Corrientes	**233.130.440.726**
- Gastos de Consumo	68.046.934.117
Gastos de Personal	34.133.413.117
Materiales y Suministros	12.238.654.000
Servicios no Personales	18.655.140.000
Otros Gastos de Instituciones Descentralizadas	3.019.727.000
Depreciación y Amortización	3.019.727.000
- Otros Gastos Corrientes	165.083.506.609
Transferencias	165.083.506.609
Transferencias Corrientes al Sector Privado	165.083.506.609
Transferencias Corrientes Interna	165.083.506.609
C. Resultado Económico : Ahorro	**27.562.710.274**
II. Cuenta de Capital	
A. Recursos de Capital	**30.582.437.274**
- Ahorro en la Cuenta Corriente	27.562.710.274
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.019.727.000
B. Gastos de Capital	30.582.437.274
-Otros Activos Reales	**30.582.437.274**
C. Resultado Financiero: Equilibrio	

A0049
Instituto Nacional de Deporte (IND)

INSTITUTO NACIONAL DE DEPORTE (IND)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Deportes es un organismo social autónomo creado por Decreto Ley Nº 164 de fecha 22 de junio de 1949, adscrito actualmente al Ministerio de Educación Cultura y Deportes, según lo prevé el Decreto con Rango y Fuerza de Ley Nº 370 publicado en la Gaceta Oficial Nº 5395 Extraordinario de fecha 25 de noviembre de 1999.

Tiene como misión ofrecer alternativas de acción que contribuyan a estimular, fomentar y dirigir el deporte venezolano. Planificar, formular, proteger, supervisar y evaluar la gestión deportiva en todo el entorno geopolítico; masificar la actividad física para la salud en pro de una mejor calidad de vida; detectar talentos deportivos a través del fortalecimiento del Deporte Escolar; planificar adecuadamente el entrenamiento deportivo y usar racionalmente los recursos para optimizar el deporte de alta competencia en función de dar respuestas adecuadas a la relación de inversión y resultados deportivos.

El presupuesto de ingresos del I.N.D para el año 2004, se sitúa en Bs. 219.124,8 millones, discriminados en Bs. 180.598,4 millones (82,4%) provenientes de transferencias corrientes, Bs. 15.158,7 millones (7,0%) de transferencia para financiar gastos de capital conformados por: transferencias para financiar gastos de capital del sector público de la administración central por Bs. 11.527,2 millones y Bs. 3.631,5 millones provenientes de la Ley de Endeudamiento para el Estadium Nacional "Brigido Iriarte, el Centro Nacional la Rinconada y Centro de Alto Rendimiento Velódromo "Teo Capriles"; Bs. 520,0 millones (0,3%) de intereses por colocaciones bancarias; Bs. 1.035,7 millones (0,4%) de depreciación y Bs. 21.812,0 millones (9,9%) de recursos financieros.

El presupuesto de gastos asciende a Bs. 219.124,8 millones, distribuidos en gastos corrientes por Bs. 181.634,1 millones, gastos de capital Bs. 15.158,7 millones y aplicaciones financieras por Bs. 22.332,0 millones.

Los resultados económicos y financieros proyectados indican un desahorro por Bs. 515,7 millones y un superávit por Bs. 520,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**181.118.423.956**
- Transferencias para Financiar Gastos Corrientes	180.598.423.956
Del Sector Público	180.598.423.956
Recursos Ordinarios	102.004.560.000
Gestión Fiscal	71.162.103.156
Gastos de funcionamiento	24.757.264.577
Financiamiento del Convenio Cooperativo	46.404.838.579
Otras Fuentes	7.431.760.800
- Otros Ingresos Corrientes	520.000.000
Ingresos de la Propiedad	520.000.000
Recursos de Capital	**16.194.389.263**
- Transferencias para Financiar Gastos de Capital	15.158.714.623
Del Sector Público (Gestión Fiscal)	11.527.214.623
Recursos Provenientes de la Ley de Endeudamiento	3.631.500.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.035.674.640
Recursos Financieros	**21.811.951.800**
- Activos Financieros	21.811.951.800
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	21.811.951.800
TOTAL	**219.124.765.019**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**181.634.098.596**
- Gastos de Consumo	98.530.474.194
Gastos de Personal	27.127.135.491
Materiales y Suministros	18.442.965.200
Servicios No Personales	51.924.698.863
Otros Gastos de Instituciones Descentralizadas	1.035.674.640
Depreciación y Amortización	1.035.674.640
- Otros Gastos Corrientes	83.103.624.402
Transferencias	83.103.624.402
Transferencias Corrientes al Sector Privado	75.725.124.501
Transferencias Corrientes al Sector Público	5.645.700.001
Otras Transferencias	1.732.799.900
Gastos de Capital	**15.158.714.623**
- Activos Reales	15.123.214.623
Repuestos y Reparaciones Mayores	190.500.000
Adquisición de Maquinarias y demás Equipos	4.091.180.000
Adquisición de Equipos de Transporte, Tracción y Elevación	1.314.592.000
Estudios y Proyectos Para Inversión en Activo Fijo	140.000.000
Conservaciones Ampliaciones y Mejoras	9.386.942.623
- Activos Intangibles	35.500.000
Aplicaciones Financieras	**22.331.951.800**
- Activos Financieros	520.000.000
Incremento de Caja y Bancos	520.000.000
- Pasivos Financieros	21.811.951.800
Servicio de la Deuda Pública y Disminución de otros Pasivos	21.811.951.800
Disminución de Cuentas y Efectos a Pagar a Proveedores	9.933.230.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	5.238.351.489
Disminución de Otras Cuentas y Efectos a Pagar	6.640.370.311
TOTAL	**219.124.765.019**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Realizar Curso de Capacitación a Empleados	Curso	80
Elaborar Contratos de Personal	Contrato	136
Presentar Informes de Estados Financieros	Informe	12
Realizar Auditorias y Supervisiones	Supervisión	12
Organizar Eventos Relacionados a la difusión de la Gestión Deportiva	Evento	24
Asegurar la Atención Integral a los Atletas de Organizaciones Federadas no Olímpicas	Atleta Atendido	212
Apoyar Logística y Financieramente a Escuelas de Atención Deportiva Comunitaria	Escuela	250
Apoyar y Financieramente Organizaciones Federadas no Olímpicas y no Federadas	Organización	34
Apoyar Financieramente a Entes Deportivos Municipales Pilotos	Ente Apoyado	24
Ejecutar los Segundos Juegos Deportivos Nacionales Municipales	Juego	1
Apoyar y Financieramente Entes Deportivos Municipales	Ente Apoyado	200
Apoyar la Creación de Ligas Deportivas Nacionales	Liga Apoyada	11
Brindar Asistencia Socio-integral a Atletas de Alta Competencia	Atleta Atendido	1.250
Participación de la Delegación Venezolana a los Juegos Olímpicos Atenas 2004	Delegación	1
Apoyar el Funcionamiento de Centros de Ciencias Médicas Aplicadas al Deporte	Centro	4
Apoyar el Funcionamiento y la Creación de Unidades Educativas de Talentos	Unidad	12
Apoyar Financieramente a Federaciones Deportivas Olímpicas	Apoyo Financiero	38
Apoyar Logística y Financieramente Atletas Esperanzas Olímpicas y Paralímpicas	Atleta Atendido	57
Dotar de Material a Unidades Educativas Nacionales y Preescolares	Dotación	800
Apoyar las Unidades Educativas Nacionales Para Desarrollar Actividades Deportivas	Apoyo	38
Apoyar la Creación y el Funcionamiento de Ligas Nacionales y Escolares	Apoyo	7
Implementar a Nivel Nacional Programas de Ajedrez y Natación Escolar	Programa	2
Construir Obras de Infraestructura Para Centros de Alto Rendimiento	Obra	10
Reparar y Mantener Canchas Deportivas Escolares	Instalación	223

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**579**	**6.105.288.409**
Directivo	73	1.954.296.866
Profesional y Técnico	229	2.606.343.412
Personal Administrativo	142	972.117.577
Obrero	135	572.530.554
Personal Contratado	**136**	**1.129.515.824**
Profesional y Técnico	86	766.536.667
Obrero	50	362.979.157
TOTAL	**715**	**7.234.804.233**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	3	13.777.616
V	397.108 _ 447.108	26	129.749.400
VI	447.109 _ 497.109	18	103.873.869
VII	497.110 _ 547.110	23	145.354.756
VIII	547.111 _ 597.111	39	268.078.455
IX	597.112 _ 647.112	32	237.754.480
X	647.113 _ 697.113	33	263.241.593
XI	697.114 _ 747.114	30	260.540.631
XII	747.115 _ 797.115	136	1.249.227.167
XIII	797.116 _ 847.116	19	187.084.256
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	12	132.254.333
XVI	947.119 _ 997.119	8	93.028.109
XVII	997.120 Y MAS	151	3.215.329.857
	TOTAL	**530**	**6.299.294.522**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	37	135.377.150
IV	347.107 _ 397.107	95	421.859.726
V	397.108 _ 447.108	3	15.293.668
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	50	362.979.167
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**185**	**935.509.711**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**310**	**3.069.747.441**
Jubilado	222	2.357.739.898
Pensionado	88	712.007.543
Obreros	**30**	**113.896.800**
Jubilado	16	59.304.963
Pensionado	14	54.591.837
TOTAL	**340**	**3.183.644.241**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Comunes Para la Administración del I.N.D.	93.967.287.731
02	Deporte Para Todos	14.300.000.000
03	Deporte de Rendimiento	60.937.550.848
04	Instalaciones Deportivas	18.352.300.000
05	Educación Física y Deporte Escolar	8.200.000.000
99	Partidas no Asignables a Programas	23.367.626.440
	TOTAL	**219.124.765.019**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	27.127.135.491
4.02	Materiales y Suministros	18.442.965.200
4.03	Servicios no Personales	51.924.698.863
4.04	Activos Reales	15.158.714.623
4.05	Activos Financieros	520.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	21.811.951.800
4.07	Transferencias	83.103.624.402
4.08	Otros Gastos de Instituciones Descentralizadas	1.035.674.640
	TOTAL	**219.124.765.019**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**181.118.423.956**
- Transferencias Para Financiar Gastos Corrientes	180.598.423.956
Del Sector Público	180.598.423.956
De la Administración Central	180.598.423.956
- Otros Ingresos Corrientes	520.000.000
Ingresos de la Propiedad	520.000.000
Intereses por Dinero en Depósito	520.000.000
B. Gastos Corrientes	**181.634.098.596**
- Gastos de Consumo	98.530.474.194
Gastos de Personal	27.127.135.491
Materiales y Suministros	18.442.965.200
Servicios No Personales	51.924.698.863
Otros Gastos de Instituciones Descentralizadas	1.035.674.640
Depreciación y Amortización	1.035.674.640
- Otros Gastos Corrientes	83.103.624.402
Transferencias	83.103.624.402
Transferencias Corrientes al Sector Privado	75.725.124.501
Pensiones y jubilaciones	2.034.813.600
Becas	3.276.000.000
Otras transferencias	37.738.910.901
Subsidios a Entidades Deportivas y Recreativas de Carácter Privado	32.675.400.000
Transferencias Corrientes al Sector Público	5.645.700.001
Transferencias corrientes a los entes descentralizados	5.645.700.001
Otras Transferencias	1.732.799.900
C. Resultado Económico: Desahorro	**(515.674.640)**
II. Cuenta de Capital	
A. Recursos de Capital	**15.678.714.623**
- Desahorro en la Cuenta Corriente	(515.674.640)
- Transferencias para Financiar Gastos de Capital	15.158.714.623
Del Sector Público	11.527.214.623
De la Administración Central	11.527.214.623
Recursos Provenientes de la Ley de Endeudamiento	3.631.500.000
Estadium Nacional "Brigido Iriarte"	726.300.000
Centro Nacional la Rinconada	726.300.000
Centro de Alto Rendimiento Velódromo "Teo Capriles"	2.178.900.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.035.674.640
B. Gastos de Capital	**15.158.714.623**
- Activos Reales	15.123.214.623
Repuestos y Reparaciones Mayores	190.500.000
Adquisición de Maquinarias y demás Equipos	4.091.180.000
Adquisición de Equipos de Transporte, Tracción y Elevación	1.314.592.000
Estudios y Proyectos para Inversión en Activo Fijo	140.000.000
Conservaciones Ampliaciones y Mejoras	9.386.942.623
- Activos Intangibles	35.500.000
C. Resultado Financiero: Superávit	**520.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**22.331.951.800**
- Activos Financieros	21.811.951.800
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	21.811.951.800
- Superávit Financiero	520.000.000
B. Aplicaciones Financieras	**22.331.951.800**
- Activos Financieros	520.000.000
Incremento de Caja y Bancos	520.000.000
- Pasivos Financieros	21.811.951.800
Servicio de la Deuda Pública y Disminución de otros Pasivos	21.811.951.800
Disminución de Cuentas y Efectos a Pagar a Proveedores	9.933.230.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	5.238.351.489
Disminución de Otras Cuentas y Efectos a Pagar	6.640.370.311

A0056
Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

INSTITUTO DE PREVISIÓN Y ASISTENCIA SOCIAL PARA EL PERSONAL DEL MINISTERIO DE EDUCACIÓN (IPASME)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto de Previsión y Asistencia Social para le Personal del Ministerio de Educación (IPASME), tiene por objetivos brindar atención médica-odontológica, otorgar préstamos para viviendas, coordinar la actividad cultural y recreacional que contribuyen al bienestar social, mental y físico de los afiliados.

Para el ejercicio fiscal 2004, el IPASME estima lograr las siguientes metas: prestar atención médica directa a 3.961.019 pacientes, e indirecta a 11.066 pacientes; otorgar 25.500 créditos personales; 2.000 créditos automovilísticos; 2.000 créditos turísticos; 5.000 créditos hipotecarios; alojar 92.000 personas en el Centro Turístico Ipasmar y 40.000 en el Hotel Valle Grande.

Para el logro de sus metas dispone de un financiamiento de Bs. 511.619,2 millones, de los cuales Bs. 60.309,0 millones (11,8%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 1.838,7 millones (0,4%), otros ingresos Bs. 213.278,9 millones (41,7%), recursos de capital Bs. 672,2 millones (0,1%) provenientes de la reserva de depreciación y Bs. 235.520,4 millones (46,0%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 207.962,1 millones (40,6%), inversión en activos fijos por Bs. 33.020,8 millones (6,5%) y aplicaciones financieras de Bs. 270.636,4 millones (52,9%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**275.426.643.289**
- Transferencias para Financiar Gastos Corrientes	60.309.000.000
Del Sector Público	60.309.000.000
Recursos Ordinarios	42.216.300.000
Gestión Fiscal	15.016.941.000
Otras Fuentes	3.075.759.000
- Ingresos por Actividades Propias	1.838.708.663
Venta de Servicios	1.838.708.663
- Otros Ingresos Corrientes	213.278.934.626
Ingresos por Aportes y Contribuciones	190.315.816.342
Ingresos de la Propiedad	22.963.118.284
Recursos de Capital	**672.157.957**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	672.157.957
Recursos Financieros	**235.520.368.322**
- Activos Financieros	40.675.402.507
Disminución de Otros Activos Circulantes	40.675.402.507
- Pasivos Financieros	194.844.965.815
Incremento de Pasivos no Circulantes	194.844.965.815
TOTAL	**511.619.169.568**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**207.962.052.020**
- Gastos de Consumo	189.128.437.068
Gastos de Personal	137.202.712.952
Materiales y Suministros	14.125.135.548
Servicios No Personales	34.265.034.162
Otros Gastos de Instituciones Descentralizadas	3.535.554.406
Depreciación y Amortización	672.157.957
Otros	2.863.396.449
- Otros Gastos Corrientes	18.833.614.952
Transferencias	18.833.614.952
Transferencias Corrientes al Sector Privado	18.604.886.059
Transferencias Corrientes al Sector Público	228.728.893
Gastos de Capital	**33.020.752.532**
- Activos Reales	33.020.752.532
Adquisición de Maquinarias y demás Equipos	15.137.812.066
Adquisición de Equipos de Transporte, Tracción y Elevación	285.000.000
Obras de Infraestructura - Estudios y Proyectos	8.744.000.000
Estudios y Proyectos Para Inversión en Activo Fijo	250.000.000
Otros Activos Reales	8.603.940.466
Aplicaciones Financieras	**270.636.365.016**
- Activos Financieros	238.887.508.191
Incremento de Caja y Bancos	137.508.191
Concesión de Préstamos	238.750.000.000
- Pasivos Financieros	31.748.856.825
Servicio de la Deuda Pública y Disminución de otros Pasivos	31.748.856.825
Disminución de Cuentas y Efectos a Pagar a Proveedores	786.142.524
Disminución de Cuentas y Efectos a Pagar a Contratistas	3.195.701
Disminución de Cuentas a Pagar por Retenciones Laborales	115.674.216
Disminución de Otras Cuentas y Efectos a Pagar	17.511.892.354
Disminución de Otros Pasivos no Circulantes	13.331.952.030
TOTAL	**511.619.169.568**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Servicio Médico Directo	Pacientes Atendido	3.961.019
Servicio Médico Indirecto	Pacientes Atendido	11.066
Servicio Cirugía Ambulatoria	Pacientes Atendido	8.458
Créditos Personales (Corto Plazo)	Crédito	25.500
Créditos Automovilísticos (Corto Plazo)	Crédito	2.000
Créditos Turísticos (Corto Plazo)	Crédito	2.000
Créditos Hipotecarios (Largo Plazo)	Crédito	5.000
Alojamiento Ipasmar	Persona	92.000
Alojamiento Valle Grande	Persona	40.000
Alojamiento en Otros Hoteles y Posadas a través de Convenios	Persona	1.000
Planes Vacacionales	Persona	1.563
Iniciar Construcción Ipasme Regional Mérida	Porcentaje	100
Iniciar Construcción Ipasme Regional Valera	Porcentaje	100
Iniciar Construcción Ipasme Regional Tinaquillo	Porcentaje	100
Iniciar Construcción Ipasme Regional San Carlos del Zulia	Porcentaje	100
Iniciar Construcción Ipasme Regional Turén	Porcentaje	100
Iniciar Construcción Ipasme Regional Villa de Cura	Porcentaje	100
Adquirir Terrenos para Ipasme Regionales	Terreno Adquirido	2
Contratar Inspecciones para Inicio de Obras	Inspección	7
Conservación, Ampliación y Mejoras de Obras	Inmueble	67
Mantenimiento Menor de Maquinarias, Equipos y Planta Física	Mantenimiento	804

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**7.326**	**40.661.972.499**
Directivo	207	2.552.354.176
Profesional y Técnico	1.670	15.272.469.922
Personal Administrativo	2.554	10.755.473.878
Personal Médico	422	4.128.763.319
Obrero	2.473	7.952.911.204
Personal Fijo a Tiempo Parcial	**1.098**	**5.400.555.315**
Profesional y Técnico	1.098	5.400.555.315
Personal Contratado	**1.030**	**3.501.452.451**
Profesional y Técnico	398	1.610.855.259
Obrero	632	1.890.597.192
TOTAL	**9.454**	**49.563.980.265**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	24	71.165.952
II	247.105 _ 297.105	202	601.596.600
III	297.106 _ 347.106	1.810	7.213.646.473
IV	347.107 _ 397.107	1.019	4.499.216.083
V	397.108 _ 447.108	749	3.787.590.456
VI	447.109 _ 497.109	119	664.095.581
VII	497.110 _ 547.110	72	449.034.639
VIII	547.111 _ 597.111	48	325.927.938
IX	597.112 _ 647.112	248	1.834.325.385
X	647.113 _ 697.113	308	2.495.167.558
XI	697.114 _ 747.114	342	2.981.904.871
XII	747.115 _ 797.115	517	4.781.659.444
XIII	797.116 _ 847.116	248	2.446.247.412
XIV	847.117 _ 897.117	226	2.337.447.672
XV	897.118 _ 947.118	61	677.367.669
XVI	947.119 _ 997.119	83	963.873.433
XVII	997.120 Y MAS	273	3.590.204.703
	TOTAL	**6.349**	**39.720.471.869**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	58	171.984.384
II	247.105 _ 297.105	3.044	9.660.346.732
III	297.106 _ 347.106	3	11.177.280
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**3.105**	**9.843.508.396**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**2050**	**10.294.907.285**
Jubilado	1611	8.476.290.734
Pensionado	439	1.818.616.551
Obreros	**1632**	**5.252.924.225**
Jubilado	1490	4.726.425.206
Pensionado	142	526.499.019
TOTAL	**3682**	**15.547.831.510**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	127.254.540.915
02	Servicios Auxiliares	16.105.011.969
03	Asistencial	81.567.570.016
04	Atención Integral al Afiliado	10.190.804.393
05	Crediticio	240.003.423.791
06	Obras y Servicios	32.605.458.029
07	Cultura y Recreación	3.892.360.455
	TOTAL	**511.619.169.568**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	137.202.712.952
4.02	Materiales y Suministros	14.125.135.548
4.03	Servicios no Personales	34.265.034.162
4.04	Activos Reales	33.020.752.532
4.05	Activos Financieros	238.887.508.191
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	31.748.856.825
4.07	Transferencias	18.833.614.952
4.08	Otros Gastos de Instituciones Descentralizadas	3.535.554.406
	TOTAL	**511.619.169.568**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**275.426.643.289**
- Transferencias Para Financiar Gastos Corrientes	60.309.000.000
Del Sector Público	60.309.000.000
De la Administración Central	60.309.000.000
- Ingresos por Actividades Propias	1.838.708.663
Venta de Servicios	1.838.708.663
-Ventas Planes Vacacionales	1.547.075.109
-Ventas de Servicios Crediticio	291.633.554
- Otros Ingresos Corrientes	213.278.934.626
Ingresos por Aportes y Contribuciones	190.315.816.342
-Aporte Patronal del Sector Publico	117.513.320.681
-Contribuciones Seguridad Social Cotización 3% Educación Superior	2.910.846.798
-Contribuciones Seguridad Social Ministerio de Educación y Gobernaciones	67.827.226.812
-Ingresos Varios	2.064.422.051
Ingresos de la Propiedad	22.963.118.284
Intereses por Títulos y Valores	4.025.526.000
Otros Ingresos de la Propiedad	18.937.592.284
Intereses por Préstamos Concedidos	18.805.592.284
Utilidades por Rentas Inmobiliarias	132.000.000
B. Gastos Corrientes	**207.962.052.020**
- Gastos de Consumo	189.128.437.068
Gastos de Personal	137.202.712.952
Materiales y Suministros	14.125.135.548
Servicios No Personales	34.265.034.162
Otros Gastos de Instituciones Descentralizadas	3.535.554.406
Depreciación y Amortización	672.157.957
Otros	2.863.396.449
- Otros Gastos Corrientes	18.833.614.952
Transferencias	18.833.614.952
Transferencias Corrientes al Sector Privado	18.604.886.059
-Transferencias Corrientes Otorgadas al Sector Privado	15.495.319.757
-Asistencia Social al Personal Pensionado	469.023.114
-Asistencia Social al Personal Jubilado	2.640.543.188
Transferencias Corrientes al Sector Público	228.728.893
-Transferencias Corrientes Otorgadas al Sector Público	228.728.893
C. Resultado Económico: Ahorro	**67.464.591.269**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**68.136.749.226**
- Ahorro en la Cuenta Corriente	67.464.591.269
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	672.157.957
B. Gastos de Capital	**33.020.752.532**
- Activos Reales	33.020.752.532
Adquisición de Maquinarias y demás Equipos	15.137.812.066
Adquisición de Equipos de Transporte, Tracción y Elevación	285.000.000
Obras de Infraestructura	8.744.000.000
Estudios y Proyectos para Inversión en Activo Fijo	250.000.000
Otros Activos Reales	8.603.940.466
C. Resultado Financiero: Superávit	**35.115.996.694**
III. Cuenta Financiera	
A. Recursos Financieros	**257.304.412.986**
- Activos Financieros	40.675.402.507
Disminución de Otros Activos Circulantes	40.675.402.507
- Pasivos Financieros	181.513.013.785
Incremento de Pasivos no Circulantes	181.513.013.785
- Superávit Financiero	35.115.996.694
B. Aplicaciones Financieras	**257.304.412.986**
- Activos Financieros	238.887.508.191
Incremento de Caja y Bancos	137.508.191
Concesión de Préstamos	238.750.000.000
- Pasivos Financieros	18.416.904.795
Servicio de la Deuda Pública y Disminución de otros Pasivos	18.416.904.795
Disminución de Cuentas y Efectos a Pagar a Proveedores	786.142.524
Disminución de Cuentas y Efectos a Pagar a Contratistas	3.195.701
Disminución de Cuentas a Pagar por Retenciones Laborales	115.674.216
Disminución de Otras Cuentas y Efectos a Pagar	17.511.892.354

A0062
Instituto Universitario de Estudios Musicales

INSTITUTO UNIVERSITARIO DE ESTUDIOS MUSICALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Estudios Musicales (IUDEM), tiene como misión formar profesionales de la música que contribuyan con el desarrollo de la cultura musical del país, con la transformación de la sociedad venezolana y la motivación dentro de un modelo académico de creación de bienes culturales musicales. El Instituto prevé atender una matricula de 200 bachilleres y graduar a 10 licenciados de las diferentes menciones. Igualmente, a través del Programa Pro-música y Educación continua el Instituto estima atender 60 estudiantes.

Para cumplir con sus actividades el Instituto contempla recursos por un monto de Bs. 2.432,4 millones, discriminados en: Bs. 2.071,2 millones de transferencias corrientes del Sector Público; Bs. 137,0 millones por Ingresos Propios (Matricula); Bs. 13,0 millones de intereses por colocaciones bancarias; Bs. 2,0 millones de depreciación y Bs. 209,2 millones por disminución de cuentas y efectos a pagar.

El presupuesto de gastos alcanza un monto de Bs. 2.432,4 millones, distribuidos en: gastos corrientes Bs. 2.211,4 millones; gastos de capital por Bs. 10,0 millones y aplicaciones financieras por Bs. 211,0 millones.

El resultado económico y financiero del Instituto presenta un ahorro de Bs. 9,8 millones y un superávit de Bs. 1,8 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.221.221.758**
- Transferencias para Financiar Gastos Corrientes	2.071.221.758
Del Sector Público	2.071.221.758
Recursos Ordinarios	1.470.567.448
Gestión Fiscal	515.734.218
Otras Fuentes	84.920.092
- Ingresos por Actividades Propias	137.000.000
Venta de Servicios	137.000.000
- Otros Ingresos Corrientes	13.000.000
Ingresos de la Propiedad	13.000.000
Recursos de Capital	**2.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.000.000
Recursos Financieros	**209.174.838**
- Activos Financieros	209.174.838
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	209.174.838
TOTAL	**2.432.396.596**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.211.383.111**
- Gastos de Consumo	2.207.706.692
Gastos de Personal	1.929.246.892
Materiales y Suministros	61.815.800
Servicios No Personales	214.644.000
Otros Gastos de Instituciones Descentralizadas	2.000.000
Depreciación y Amortización	2.000.000
- Otros Gastos Corrientes	3.676.419
Transferencias	3.676.419
Transferencias Corrientes al Sector Público	3.676.419
Gastos de Capital	**10.000.000**
- Activos Reales	10.000.000
Otros Activos Reales	10.000.000
Aplicaciones Financieras	**211.013.485**
- Activos Financieros	1.838.647
Incremento de Caja y Bancos	1.838.647
- Pasivos Financieros	209.174.838
Servicio de la Deuda Pública y Disminución de otros Pasivos	209.174.838
Disminución de Cuentas y Efectos a Pagar a Proveedores	125.542.176
Disminución de Otros Pasivos no Circulantes	83.632.662
TOTAL	**2.432.396.596**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Curso de Nivelación	Estudiante	180
Ciclo Regular	Estudiante	200
Ciclo Profesional Pro-Música y Educación Continua	Estudiante	60
Alumnos Graduados	Licenciado	10

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**43**	**428.080.222**
Directivo	3	67.266.000
Profesional y Técnico	10	97.182.672
Personal Administrativo	4	22.805.544
Personal Docente	16	177.811.176
Personal de Investigación	2	20.071.464
Obrero	8	42.943.366
Personal Fijo a Tiempo Parcial	**46**	**202.307.124**
Personal Docente	46	202.307.124
Personal Contratado	**41**	**144.865.432**
Personal Administrativo	3	12.100.000
Personal Docente	36	126.105.264
Obrero	2	6.660.168
TOTAL	**130**	**775.252.778**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	36	126.105.264
III	297.106 __ 347.106	3	12.100.000
IV	347.107 __ 397.107	46	202.307.124
V	397.108 __ 447.108		
VI	447.109 __ 497.109	4	22.805.544
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	12	117.254.136
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118	16	177.811.176
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	3	67.266.000
	TOTAL	**120**	**725.649.244**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	2	6.660.168
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	8	42.943.366
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**10**	**49.603.534**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Administrativos	613.258.250
02	Formación y Apoyo Docente	1.606.124.861
99	Partidas no Asignables a Programas	213.013.485
	TOTAL	**2.432.396.596**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.929.246.892
4.02	Materiales y Suministros	61.815.800
4.03	Servicios no Personales	214.644.000
4.04	Activos Reales	10.000.000
4.05	Activos Financieros	1.838.647
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	209.174.838
4.07	Transferencias	3.676.419
4.08	Otros Gastos de Instituciones Descentralizadas	2.000.000
	TOTAL	**2.432.396.596**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.221.221.758**
- Transferencias Para Financiar Gastos Corrientes	2.071.221.758
Del Sector Público	2.071.221.758
De Entes Descentralizados	2.071.221.758
- Ingresos por Actividades Propias	137.000.000
Venta de Servicios	137.000.000
Ingresos por Aporte Estudiantil	137.000.000
- Otros Ingresos Corrientes	13.000.000
Ingresos de la Propiedad	13.000.000
Intereses por Dinero en Depósito	13.000.000
B. Gastos Corrientes	**2.211.383.111**
- Gastos de Consumo	2.207.706.692
Gastos de Personal	1.929.246.892
Materiales y Suministros	61.815.800
Servicios No Personales	214.644.000
Otros Gastos de Instituciones Descentralizadas	2.000.000
Depreciación y Amortización	2.000.000
- Otros Gastos Corrientes	3.676.419
Transferencias	3.676.419
Transferencias Corrientes al Sector Público	3.676.419
Donaciones a Personas	3.676.419
C. Resultado Económico: Ahorro	**9.838.647**
II. Cuenta de Capital	
A. Recursos de Capital	**11.838.647**
- Ahorro en la Cuenta Corriente	9.838.647
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.000.000
B. Gastos de Capital	**10.000.000**
- Activos Reales	10.000.000
Otros Activos Reales	10.000.000
C. Resultado Financiero: Superávit	**1.838.647**
III. Cuenta Financiera	
A. Recursos Financieros	**211.013.485**
- Activos Financieros	209.174.838
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	209.174.838
- Superávit Financiero	1.838.647
B. Aplicaciones Financieras	**211.013.485**
- Activos Financieros	1.838.647
Incremento de Caja y Bancos	1.838.647
- Pasivos Financieros	209.174.838
Servicio de la Deuda Pública y Disminución de otros Pasivos	209.174.838
Disminución de Cuentas y Efectos a Pagar a Proveedores	125.542.176
Disminución de Otros Pasivos no Circulantes	83.632.662

A0135
Academia Nacional de Ciencias Económicas

ACADEMIA NACIONAL DE CIENCIAS ECONÓMICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Academia Nacional de Ciencias Económicas tiene como misión el desarrollo de las ciencias económicas y el estudio de la economía venezolana, promover, estimular y difundir trabajos de investigación de las ciencias económicas.

Entre las actividades principales de la Academia se destacan:

- Cooperación de la elaboración de lineamientos de la estrategia de desarrollo económico y social y del plan de la nación

- Opinar en la elaboración de proyectos de leyes en materia económica y formar una biblioteca de obras de Ciencias Económicas.

Entre las metas proyectadas más relevantes de la academia, destacan las siguientes: Publicación de 2000 libros y la publicación de 2000 ejemplares de la revista Nueva Economía.

El presupuesto de ingreso de la Academia se sitúa en Bs. 135,6 millones , discriminados en Bs. 120,9 millones del aporte del Ejecutivo Nacional (71% de recursos ordinarios, 24,9% de gestión fiscal y 4,1% de otras fuentes); Bs. 2,0 millones de ventas de bienes y servicios; Bs. 3,0 por ingresos de la propiedad; Bs. 9,0 millones por cuentas a cobrar al Ejecutivo Nacional y Bs. 0,7 millones de Recursos de Capital (depreciación).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 121,4 millones, Bs. 5,2 millones a la adquisición de activos y Bs. 9,0 millones a Disminución de Cuentas y Efectos por Pagar.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 4,5 millones en la cuenta corriente y resultado equilibrado en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**125.900.544**
- Transferencias para Financiar Gastos Corrientes	120.900.544
Del Sector Público	120.900.544
Recursos Ordinarios	84.630.381
Gestión Fiscal	30.104.235
Otras Fuentes	6.165.928
- Ingresos por Actividades Propias	2.000.000
Venta de Bienes	2.000.000
- Otros Ingresos Corrientes	3.000.000
Ingresos de la Propiedad	3.000.000
Recursos de Capital	**700.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	700.000
Recursos Financieros	**8.985.348**
- Activos Financieros	8.985.348
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	8.985.348
TOTAL	**135.585.892**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**121.399.400**
- Gastos de Consumo	120.649.400
Gastos de Personal	79.096.400
Materiales y Suministros	5.290.400
Servicios No Personales	35.562.600
Otros Gastos de Instituciones Descentralizadas	700.000
Depreciación y Amortización	700.000
- Otros Gastos Corrientes	750.000
Otros Gastos	750.000
Gastos de Capital	**5.201.144**
- Activos Reales	5.201.144
Adquisición de Maquinarias y demás Equipos	5.201.144
Aplicaciones Financieras	**8.985.348**
- Pasivos Financieros	8.985.348
Servicio de la Deuda Pública y Disminución de otros Pasivos	8.985.348
Disminución de Cuentas y Efectos a Pagar a Proveedores	8.985.348
TOTAL	**135.585.892**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Publicación de Libros	Ejemplar	2.000
Venta de Libros	Ejemplar	750
Revista Nueva Economía	Ejemplar	2.000
Eventos de Carácter Científico	Evento	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**6**	**45.899.300**
Personal Administrativo	5	39.931.700
Obrero	1	5.967.600
Personal Contratado	**3**	**3.696.000**
Personal Administrativo	1	2.016.000
Obrero	2	1.680.000
TOTAL	**9**	**49.595.300**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	1	2.016.000
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	5	39.931.700
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**6**	**41.947.700**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2	1.680.000
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	1	5.967.600
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**3**	**7.647.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección, Administración e Investigación Científica Literaria	125.150.544
99	Partidas no Asignables a Programas	1.450.000
	TOTAL	**135.585.892**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	79.096.400
4.02	Materiales y Suministros	5.290.400
4.03	Servicios no Personales	35.562.600
4.04	Activos Reales	5.201.144
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	8.985.348
4.08	Otros Gastos de Instituciones Descentralizadas	1.450.000
	TOTAL	**135.585.892**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**125.900.544**
- Transferencias Para Financiar Gastos Corrientes	120.900.544
Del Sector Público	120.900.544
De la Administración Central	120.900.544
- Ingresos por Actividades Propias	2.000.000
Venta de Bienes	2.000.000
Publicaciones	2.000.000
- Otros Ingresos Corrientes	3.000.000
Ingresos de la Propiedad	3.000.000
Intereses por Dinero en Depósito	3.000.000
B. Gastos Corrientes	**121.399.400**
- Gastos de Consumo	120.649.400
Gastos de Personal	79.096.400
Materiales y Suministros	5.290.400
Servicios No Personales	35.562.600
Otros Gastos de Instituciones Descentralizadas	1.450.000
Depreciación y Amortización	700.000
Otros Gastos	750.000
C. Resultado Económico: Ahorro	**4.501.144**
II. Cuenta de Capital	
A. Recursos de Capital	**5.201.144**
- Ahorro en la Cuenta Corriente	4.501.144
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	700.000
B. Gastos de Capital	**5.201.144**
- Activos Reales	5.201.144
Adquisición de Maquinarias y demás Equipos	5.201.144
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**8.985.348**
- Activos Financieros	8.985.348
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	8.985.348
B. Aplicaciones Financieras	**8.985.348**
- Pasivos Financieros	8.985.348
Servicio de la Deuda Pública y Disminución de otros Pasivos	8.985.348
Disminución de Cuentas y Efectos a Pagar a Proveedores	8.985.348

A0136
Academia Nacional de Ciencias Física,
Matemáticas y Naturales

ACADEMIA NACIONAL DE CIENCIAS FÍSICA, MATEMÁTICAS Y NATURALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Academia Nacional de Ciencias Físicas, Matemáticas y Naturales tiene como misión promover acciones en el ámbito nacional e internacional para el logro de una difusión y fortalecimiento de estas ciencias y sus aplicaciones.

Entre las actividades principales de la Academia se destacan:

- Establecer relaciones de intercambio con otras instituciones de carácter científico e institucionales, a través del intercambio de conocimientos, experiencias y resultados en las investigaciones realizadas.

- Estudiar los métodos para la enseñanza de las Ciencias Físicas, Matemáticas y Naturales y sus aplicaciones.

De las metas más relevantes de la academia, destacan las siguientes: Publicación y distribución de 2000 ejemplares de la Academia y realizar 42 sesiones de Asamblea.

El presupuesto de ingreso de la Academia se sitúa en Bs. 172,0 millones , discriminados en Bs. 153,4 millones del aporte del Ejecutivo Nacional (70% de recursos ordinarios, 24,9% de gestión fiscal y 5,1% de otras fuentes); Bs. 10,5 millones de aportes del sector privado; Bs. 5,7millones Recursos Financieros y Bs. 2,4 millones Recursos de Capital (depreciación).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 161,0 millones; Bs. 5,0 millones a la adquisición de activos; Bs. 6,0 millones a Disminución de Otros Pasivos Circulante.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 2,9 millones en la cuenta corriente y superávit de Bs. 0,3 millones en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**163.890.550**
- Transferencias para Financiar Gastos Corrientes	163.890.550
Del Sector Privado	10.500.000
Del Sector Público	153.390.550
Recursos Ordinarios	107.373.385
Gestión Fiscal	38.194.247
Otras Fuentes	7.822.918
Recursos de Capital	**2.400.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.400.000
Recursos Financieros	**5.709.450**
- Activos Financieros	5.709.450
Disminución de Caja y Bancos	5.709.450
TOTAL	**172.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**161.000.000**
- Gastos de Consumo	161.000.000
Gastos de Personal	67.800.000
Materiales y Suministros	20.500.000
Servicios No Personales	70.300.000
Otros Gastos de Instituciones Descentralizadas	2.400.000
Depreciación y Amortización	2.400.000
Gastos de Capital	**5.000.000**
- Activos Reales	5.000.000
Adquisición de Maquinarias y demás Equipos	5.000.000
Aplicaciones Financieras	**6.000.000**
- Pasivos Financieros	6.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	6.000.000
Disminución de Otros Pasivos no Circulantes	6.000.000
TOTAL	**172.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Realizar Sesiones de Asamblea	Sesión	42
Convocar a Reuniones de Junta Directiva	Reunión	42
Convocar a Reuniones Técnicas	Reunión	6
Incorporar de Miembros de la Academia	Sesión	6
Organizar Congreso Internacional	Evento	1
Preparar Conferimiento de Premios	Premio	1
Realizar Manejo Sustentable del Bosque tropical	Foro	1
Realizar Foro Sobre Clonación	Foro	1
Realizar Foro Sobre Agroforestería	Foro	2
Realizar Foro Sobre Taxonomía Integral	Foro	1
Crear el Centro de Etnobiología	Trabajo	1
Crear Jardines Botánicos Ecológicos	Investigación.	1
Publicar y Distribuir los Boletines	Ejemplares	2.000
Asistir a Eventos Científicos Nacionales e Internacionales	Evento	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**4**	**19.159.600**
Profesional y Técnico	1	7.120.000
Obrero	3	12.039.600
Personal Contratado	**1**	**2.059.200**
Profesional y Técnico	1	2.059.200
TOTAL	**5**	**21.218.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	1	2.059.200
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	1	7.120.000
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**2**	**9.179.200**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	3	12.039.600
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**3**	**12.039.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	163.600.000
99	Partidas no Asignables a Programas	8.400.000
	TOTAL	**172.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	67.800.000
4.02	Materiales y Suministros	20.500.000
4.03	Servicios no Personales	70.300.000
4.04	Activos Reales	5.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	6.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	2.400.000
	TOTAL	**172.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**163.890.550**
- Transferencias Para Financiar Gastos Corrientes	163.890.550
Del Sector Privado	10.500.000
- Fundación	10.500.000
Del Sector Público	153.390.550
De la Administración Central	153.390.550
B. Gastos Corrientes	**161.000.000**
- Gastos de Consumo	161.000.000
Gastos de Personal	67.800.000
Materiales y Suministros	20.500.000
Servicios No Personales	70.300.000
Otros Gastos de Instituciones Descentralizadas	2.400.000
Depreciación y Amortización	2.400.000
C. Resultado Económico: Ahorro	**2.890.550**
II. Cuenta de Capital	
A. Recursos de Capital	**5.290.550**
- Ahorro en la Cuenta Corriente	2.890.550
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.400.000
B. Gastos de Capital	**5.000.000**
- Activos Reales	5.000.000
Adquisición de Maquinarias y demás Equipos	5.000.000
C. Resultado Financiero: Superávit	**290.550**
III. Cuenta Financiera	
A. Recursos Financieros	**6.000.000**
- Activos Financieros	5.709.450
Disminución de Caja y Bancos	5.709.450
- Superávit Financiero	290.550
B. Aplicaciones Financieras	**6.000.000**
- Pasivos Financieros	6.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	6.000.000
Disminución de Otros Pasivos no Circulantes	6.000.000

A0137
Academia Nacional de Ciencias Políticas y Sociales

ACADEMIA NACIONAL DE CIENCIAS POLÍTICAS Y SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Academia Nacional de Ciencias Políticas y Sociales tiene como misión propender al desarrollo y progreso de las ciencias políticas y sociales.

Entre las actividades principales de la Academia se destacan:

- Cooperar con el progreso y mejora de la legislación venezolana promoviendo certámenes de acuerdo con los estatutos.

- Redactar y revisar los proyectos de códigos y demás leyes de carácter general que el Ejecutivo crea conveniente someter a estudio.

De las metas más relevantes de la academia, destacan las siguientes: Publicación de 1.000 ejemplares del Boletín de la Academia, publicación de 4.000 ejemplares de la Serie de estudios y la publicación de 2.000 ejemplares de la Ponencia del Congreso.

El presupuesto de ingreso de la Academia se sitúa en Bs. 181,4 millones , discriminados en Bs. 166,4 millones del aporte del Ejecutivo Nacional (71% de recursos ordinarios, 24,9% de gestión fiscal y 4,1% de otras fuentes) y Bs. 5,0 millones de ventas de bienes y servicios y Recursos Financieros de Bs. 10,0 millones.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 171,0 millones, Bs. 10,4 millones a Aplicaciones Financieras (Incremento de Caja y Bancos).

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 0,6 millones en la cuenta corriente y resultado superávit de Bs. 0,6 millones en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**171.440.464**
- Transferencias para Financiar Gastos Corrientes	166.440.464
Del Sector Público	166.440.464
Recursos Ordinarios	116.508.325
Gestión Fiscal	41.443.676
Otras Fuentes	8.488.464
- Ingresos por Actividades Propias	5.000.000
Venta de Servicios	5.000.000
Recursos Financieros	**9.714.085**
- Activos Financieros	9.714.085
Disminución de Activos no Circulantes	9.714.085
Otros	9.714.085
TOTAL	**181.154.549**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**170.796.646**
- Gastos de Consumo	170.796.646
Gastos de Personal	113.776.646
Materiales y Suministros	8.400.000
Servicios No Personales	48.620.000
Aplicaciones Financieras	**10.357.903**
- Activos Financieros	10.357.903
Incremento de Caja y Bancos	10.357.903
TOTAL	**181.154.549**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Realizar Sesiones Ordinarias y Solemnes	Asamblea	24
Realizar Reuniones de Junta	Reunión	24
Organizar Seminarios	Evento	1
Realizar Foros	Evento	3
Organizar Congreso Conmemorativo Centenario del Código de Comercio	Evento	1
Publicar Ponencias del Congreso	Ejemplar	2.000
Publicar Boletín Académico	Ejemplar	1.000
Publicar Serie Estudios	Ejemplar	4.000
Publicar Serie Compendios	Ejemplar	1.000
Distribuir Obras Publicadas	Ejemplar	900

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**8**	**55.572.000**
Directivo	1	12.000.000
Profesional y Técnico	2	19.737.600
Personal Administrativo	2	14.774.400
Obrero	3	9.060.000
Personal Contratado	**1**	**4.320.000**
Profesional y Técnico	1	4.320.000
TOTAL	**9**	**59.892.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	1	4.320.000
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	2	14.774.400
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	2	19.737.600
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	1	12.000.000
	TOTAL	**6**	**50.832.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	3	9.060.000
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**3**	**9.060.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	181.154.549
	TOTAL	**181.154.549**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	113.776.646
4.02	Materiales y Suministros	8.400.000
4.03	Servicios no Personales	48.620.000
4.05	Activos Financieros	10.357.903
	TOTAL	**181.154.549**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**171.440.464**
- Transferencias Para Financiar Gastos Corrientes	166.440.464
Del Sector Público	166.440.464
De la Administración Central	166.440.464
- Ingresos por Actividades Propias	5.000.000
Venta de Servicios	5.000.000
Otros	5.000.000
B. Gastos Corrientes	**170.796.646**
- Gastos de Consumo	170.796.646
Gastos de Personal	113.776.646
Materiales y Suministros	8.400.000
Servicios No Personales	48.620.000
C. Resultado Económico: Ahorro	**643.818**
II. Cuenta de Capital	
A. Recursos de Capital	**643.818**
- Ahorro en la Cuenta Corriente	643.818
B. Gasto de Capital	
C. Resultado Financiero: Superávit	**643.818**
III. Cuenta Financiera	
A. Recursos Financieros	**10.357.903**
- Activos Financieros	9.714.085
Disminución de Otros Activos no Circulantes	9.714.085
Otros	9.714.085
- Superávit Financiero	643.818
B. Aplicaciones Financieras	**10.357.903**
- Activos Financieros	10.357.903
Incremento de Caja y Bancos	10.357.903

A0138
Academia Nacional de la Historia

ACADEMIA NACIONAL DE LA HISTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Academia Nacional de la Historia tiene como misión preservar, enriquecer y divulgar el acervo histórico del país, mediante estudios bibliográficos y críticos de los escritos históricos sobre el desarrollo colectivo, sucesos, hechos y manifestaciones.

Entre las actividades principales de la Academia se destacan:

- Desarrollar proyectos de investigación histórico y humanístico.

- Custodiar legados de documentación histórica del país .

De las metas más relevantes para la academia, destacan las siguientes: Automatización de 69.000 registros, Atender a 4.400 usuarios en biblioteca, archivo y hemeroteca y Catalogar 2000 documentos relacionadas con el archivo del Libertador.

El presupuesto de ingreso de la Academia se sitúa en Bs. 494,0 millones , discriminados en Bs. 469,1 millones del aporte del Ejecutivo Nacional (71% de recursos ordinarios, 24,9% de gestión fiscal y 4,1% de otras fuentes); Bs. 3,0 millones de ventas de bienes y servicios; Bs. 16,0 por recursos financieros y Bs. 6,0 millones de Recursos de Capital (depreciación).

La totalidad de los recursos antes indicados financiaran una estructura presupuestaria constituida por gastos corrientes de Bs. 415,7 millones, adquisición de activos Bs. 63,3 millones, Disminución de Cuentas y Efectos por Pagar Bs. 15,0 millones.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 56,5 millones en la cuenta corriente y un déficit de Bs. 0,9 millones en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**472.111.621**
- Transferencias para Financiar Gastos Corrientes	469.111.621
Del Sector Público	469.111.621
Recursos Ordinarios	328.378.135
Gestión Fiscal	116.808.794
Otras Fuentes	23.924.692
- Ingresos por Actividades Propias	3.000.000
Venta de Bienes	3.000.000
Recursos de Capital	**6.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.000.000
Recursos Financieros	**15.845.780**
- Activos Financieros	15.845.780
Disminución de Caja y Bancos	15.845.780
TOTAL	**493.957.401**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**415.657.401**
- Gastos de Consumo	415.657.401
Gastos de Personal	171.677.401
Materiales y Suministros	44.280.000
Servicios No Personales	193.700.000
Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000
Gastos de Capital	**63.300.000**
- Activos Reales	61.000.000
Adquisición de Maquinarias y demás Equipos	53.000.000
Otros Activos Reales	8.000.000
- Activos Intangibles	2.300.000
Aplicaciones Financieras	**15.000.000**
- Pasivos Financieros	15.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	15.000.000
Disminución de Otros Pasivos no Circulantes	15.000.000
TOTAL	**493.957.401**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Realizar Sesiones Junta General	Sesión	42
Realizar Reuniones de Junta Directiva	Reunión	42
Realizar Reuniones Técnicas de Estudio de Historia de Venezuela	Reunión	12
Realizar Sesiones Solemnes y Especiales Para Conmemorar Efemérides	Sesión	12
Planificar, Coordinar y Controlar los Recursos Humanos, Físicos y Financieros	Reunión	38
Coordinar, Elaborar y Presentar Informes Requeridos por el Ministerio de Educación, Cultura y Deportes	Informe	32
Gestionar Pagos Mantenimiento y Mejoras de las Instalaciones	Orden Pago	24
Atender Usuarios en Biblioteca, Archivo y Hemeroteca	Atención	4.400
Catalogar, Acopiar y Conservar Información Histórica	Documento	11.300
Automatizar Información Documental y Registro a Usuarios	Registro	69.000
Publicar Obras de las Diferentes Colecciones de la Academia	Obra	21
Distribuir Publicaciones de la Academia	Obra	5.000
Catalogar, Redactar y Automatizar Información Histórica	Ficha	53.400
Atender a Investigadores Nacionales y Extranjeros	Atención.	39
Catalogar Documentos Relacionados con el Archivo Libertador	Documento	2.000
Organizar, Conservar y Desarrollo de las Colecciones	Colección	282
Difundir del Pensamiento del Libertador	Charla	60
Brindar Apoyo a Investigadores Nacionales y Extranjeros	Atención	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**9**	**45.829.800**
Profesional y Técnico	2	12.000.000
Personal Administrativo	2	12.480.000
Obrero	5	21.349.800
TOTAL	**9**	**45.829.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	1	4.560.000
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	2	12.000.000
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	1	7.920.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**4**	**24.480.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	5	21.349.800
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**5**	**21.349.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	6.000.000
02	Servicios Centrales	419.290.840
03	Información Documental	31.070.123
04	Programa Editorial	22.584.100
05	Investigaciones Histórica	15.012.338
	TOTAL	**493.957.401**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	171.677.401
4.02	Materiales y Suministros	44.280.000
4.03	Servicios no Personales	193.700.000
4.04	Activos Reales	63.300.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	15.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	6.000.000
	TOTAL	**493.957.401**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**472.111.621**
- Transferencias Para Financiar Gastos Corrientes	469.111.621
Del Sector Público	469.111.621
De la Administración Central	469.111.621
- Ingresos por Actividades Propias	3.000.000
Venta de Bienes	3.000.000
- Venta Publicaciones en los Puntos de Venta	3.000.000
B. Gastos Corrientes	**415.657.401**
- Gastos de Consumo	415.657.401
Gastos de Personal	171.677.401
Materiales y Suministros	44.280.000
Servicios No Personales	193.700.000
Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000
C. Resultado Económico: Ahorro	**56.454.220**
II. Cuenta de Capital	
A. Recursos de Capital	**62.454.220**
- Ahorro en la Cuenta Corriente	56.454.220
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.000.000
B. Gastos de Capital	**63.300.000**
- Activos Reales	61.000.000
Adquisición de Maquinarias y demás Equipos	53.000.000
Otros Activos Reales	8.000.000
- Activos Intangibles	2.300.000
C. Resultado Financiero: Déficit	**(845.780)**
III. Cuenta Financiera	
A. Recursos Financieros	**15.845.780**
- Activos Financieros	15.845.780
Disminución de Caja y Bancos	15.845.780
B. Aplicaciones Financieras	**15.845.780**
- Pasivos Financieros	15.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	15.000.000
Disminución de Otros Pasivos no Circulantes	15.000.000
- Déficit Financiero	845.780

A0139
Academia Venezolana de la Lengua

ACADEMIA VENEZOLANA DE LA LENGUA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Academia Nacional de la Lengua tiene como misión el mejoramiento del idioma y la difusión de bibliografía de autores venezolanos.

Entre las actividades principales de la Academia se destacan:

- Velar por la integridad, pureza y elegancia de la lengua castellana.
- Trabajar por la defensa y cultivo del idioma.
- Prestar colaboración a la Real Academia Española

De las metas más relevantes para la academia, destacan las siguientes: Publicación de 1000 libros y la publicación de 3000 ejemplares del boletín de la academia.

El presupuesto de ingreso de la Academia se sitúa en Bs. 82,4 millones , discriminados en Bs. 81,9 millones del aporte del Ejecutivo Nacional (71% de recursos ordinarios, 24,9% de gestión fiscal y 4,1% de otras fuentes) y Bs. 0,5 millones Recursos de Capital (depreciación).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 82,4 millones.

El ejercicio económico y financiero proyectado indica un equilibrio en la cuenta corriente y un superávit de Bs. 0,5 millones en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**81.856.174**
- Transferencias para Financiar Gastos Corrientes	81.856.174
Del Sector Público	81.856.174
Recursos Ordinarios	57.299.322
Gestión Fiscal	20.382.187
Otras Fuentes	4.174.665
Recursos de Capital	**520.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	520.000
TOTAL	**82.376.174**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**81.856.174**
- Gastos de Consumo	81.856.174
Gastos de Personal	29.024.080
Materiales y Suministros	8.600.000
Servicios No Personales	43.712.094
Otros Gastos de Instituciones Descentralizadas	520.000
Depreciación y Amortización	520.000
Aplicaciones Financieras	**520.000**
- Activos Financieros	520.000
Incremento de Caja y Bancos	520.000
TOTAL	**82.376.174**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Publicación de Libros	Ejemplar	1.000
Editar Boletines de la Academia	Ejemplar	3.000
Realizar Discursos de Incorporación	Ejemplar	500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	4	**12.321.600**
Personal Administrativo	3	11.481.600
Obrero	1	840.000
TOTAL	**4**	**12.321.600**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	1	1.920.000
II	247.105 __ 297.105		
III	297.106 __ 347.106	1	3.600.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	1	5.961.600
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**3**	**11.481.600**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	1	840.000
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**1**	**840.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	81.336.174
99	Partidas no Asignables a Programas	1.040.000
	TOTAL	**82.376.174**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	29.024.080
4.02	Materiales y Suministros	8.600.000
4.03	Servicios no Personales	43.712.094
4.05	Activos Financieros	520.000
4.08	Otros Gastos de Instituciones Descentralizadas	520.000
	TOTAL	**82.376.174**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**81.856.174**
- Transferencias Para Financiar Gastos Corrientes	81.856.174
Del Sector Público	81.856.174
De la Administración Central	81.856.174
B. Gastos Corrientes	**81.856.174**
- Gastos de Consumo	81.856.174
Gastos de Personal	29.024.080
Materiales y Suministros	8.600.000
Servicios No Personales	43.712.094
Otros Gastos de Instituciones Descentralizadas	520.000
Depreciación y Amortización	520.000
C. Resultado Económico: Equilibrado	
II. Cuenta de Capital	
A. Recursos de Capital	**520.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	520.000
C. Resultado Financiero: Superávit	**520.000**
III. Cuenta Financiera	
A. Recursos Financieros	**520.000**
- Superávit Financiero	520.000
B. Aplicaciones Financieras	**520.000**
- Activos Financieros	520.000
Incremento de Caja y Bancos	520.000

A0140
Academia Nacional de la Medicina

ACADEMIA NACIONAL DE LA MEDICINA

La Academia Nacional de La Medicina tiene como misión representar a las ciencias médica nacional y ocuparse de todo lo relativo al estudio de las ciencias biológicas y en especial de la patología e higiene nacional.

Entre las actividades principales de la Academia se destacan:

- Establecer relaciones de intercambio con otras instituciones de carácter científico del país y del exterior.
- Sugerir al Ejecutivo Nacional las medidas necesarias para el desarrollo de las ciencias médicas en Venezuela y las relaciones de la salud en general.
- Resolver, en su carácter de cuerpo consultor, las consultas que le sean sometidos a su consideración por el Ejecutivo Nacional, los órganos del Poder Público Nacional y otras instituciones que así lo requieran.

De las metas más relevantes de la academia, destacan las siguientes: Publicación de 4000 Gacetas médica de Caracas, Distribución de 3000 ejemplares de la Gaceta Médica de Caracas libros y la publicación de 1000 ejemplares del Libro Centenario.

El presupuesto de ingreso de la Academia se sitúa en Bs. 200,4 millones , discriminados en Bs. 180,9 millones del aporte del Ejecutivo Nacional (70% de recursos ordinarios, 24,9% de gestión fiscal y 5,1% de otras fuentes); Bs. 16,5 millones Aportes de Entes Descentralizados y Bs. 3,0 millones Recursos de Capital (depreciación).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 194,8 millones, Gastos de Capital Bs. 4,7 millones y Aplicaciones Financieras Bs. 0,9 millones.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 2,6 millones en la cuenta corriente y un superávit de Bs. 0,9 millones en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**197.354.549**
- Transferencias para Financiar Gastos Corrientes	197.354.549
Del Sector Público	197.354.549
De la Administración Central	**180.854.549**
Recursos Ordinarios	126.598.185
Gestión Fiscal	45.032.782
Otras Fuentes	9.223.582
De Entes Descentralizados	**16.500.000**
Recursos de Capital	**3.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.000.000
TOTAL	**200.354.549**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**194.800.000**
- Gastos de Consumo	194.800.000
Gastos de Personal	74.600.000
Materiales y Suministros	13.200.000
Servicios No Personales	104.000.000
Otros Gastos de Instituciones Descentralizadas	3.000.000
Depreciación y Amortización	3.000.000
Gastos de Capital	**4.700.000**
- Activos Reales	4.700.000
Adquisición de Maquinarias y demás Equipos	4.700.000
Aplicaciones Financieras	**854.549**
- Activos Financieros	854.549
Incremento de Caja y Bancos	854.549
TOTAL	**200.354.549**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Realizar Sesiones Ordinarias y Solemnes	Asamblea	45
Realizar Reuniones de Junta	Reunión	45
Realizar Reuniones Técnicas	Reunión	12
Realizar Foro día de Razetti	Foro	1
Realizar Presentación .trabajos Incorporación Académicos	Trabajo	3
Aspectos de Interés Nacional en Salud	Foro	4
Realizar Congreso Internacional Centenario Creación de la Academia	Congreso	1
Divulgar Avances e Investigaciones en el Campo de la Salud	Programa	49
Publicar Gaceta Médica de Caracas	Ejemplar	4.000
Publicar Libro Centenario - Edición Especial	Ejemplar	1.000
Distribuir Obras Publicadas en el País	Ejemplar	3.000
Distribuir Obras Publicadas en el Extranjero	Ejemplar	900

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**5**	**25.470.250**
Personal Administrativo	4	21.596.770
Obrero	1	3.873.480
Personal Contratado	**2**	**12.000.000**
Personal Administrativo	2	12.000.000
TOTAL	**7**	**37.470.250**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	3	14.246.170
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	2	12.000.000
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	1	7.350.600
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**6**	**33.596.770**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	1	3.873.480
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**1**	**3.873.480**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	136.500.000
02	Publicaciones	60.000.000
99	Partidas No Asignables a Programas	3.854.549
	TOTAL	**200.354.549**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	74.600.000
4.02	Materiales y Suministros	13.200.000
4.03	Servicios no Personales	104.000.000
4.04	Activos Reales	4.700.000
4.05	Activos Financieros	854.549
4.08	Otros Gastos de Instituciones Descentralizadas	3.000.000
	TOTAL	**200.354.549**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**197.354.549**
- Transferencias Para Financiar Gastos Corrientes	197.354.549
Del Sector Público	197.354.549
De la Administración Central	180.854.549
De Entes Descentralizados	16.500.000
B. Gastos Corrientes	**194.800.000**
- Gastos de Consumo	194.800.000
Gastos de Personal	74.600.000
Materiales y Suministros	13.200.000
Servicios No Personales	104.000.000
Otros Gastos de Instituciones Descentralizadas	3.000.000
Depreciación y Amortización	3.000.000
C. Resultado Económico: Ahorro	**2.554.549**
II. Cuenta de Capital	
A. Recursos de Capital	**5.554.549**
- Ahorro en la Cuenta Corriente	2.554.549
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.000.000
B. Gastos de Capital	**4.700.000**
- Activos Reales	4.700.000
Adquisición de Maquinarias y demás Equipos	4.700.000
C. Resultado Financiero: Superávit	**854.549**
III. Cuenta Financiera	
A. Recursos Financieros	**854.549**
- Superávit Financiero	854.549
B. Aplicaciones Financieras	**854.549**
- Activos Financieros	854.549
Incremento de Caja y Bancos	854.549

A0149
Instituto Universitario de Teatro

INSTITUTO UNIVERSITARIO DE TEATRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La principal actividad del Instituto Universitario de Teatro es la formación de recursos humanos en el área de teatro, a nivel de Educación Superior.

El Instituto en el año 2004, estima atender una matricula de 224 alumnos en el área del teatro, 100 alumnos par el propedéutico y 25 alumnos egresados con el titulo de Licenciado en Teatro.

Para cumplir con sus actividades el Instituto, contempla recursos por Bs. 2.087,0 millones provenientes de transferencias corrientes del Sector Público, Bs. 31,8 millones por Ingresos Propios (Matricula, Preinscripción y otros Aranceles); Bs. 12,0 millones de intereses por colocaciones bancarias y Bs. 6,0 millones de depreciación.

El presupuesto de gastos alcanza un monto de Bs. 2.136,8 millones, distribuidos en: gastos corrientes Bs. 2.118,7 millones; gastos de capital por Bs. 6,3 millones y aplicaciones financieras por Bs. 11,8 millones.

El resultado económico y financiero del Instituto presenta un ahorro de Bs. 12,1 millones y un superávit de Bs. 11,8 millones, el cual financiará una disminución de caja y bancos y disminución de cuentas y efectos a pagar.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.130.826.496**
- Transferencias para Financiar Gastos Corrientes	2.087.061.496
Del Sector Público	2.087.061.496
Recursos Ordinarios	1.481.813.662
Gestión Fiscal	519.678.313
Otras Fuentes	85.569.521
- Otros Ingresos Corrientes	43.765.000
Ingresos de la Propiedad	43.765.000
Recursos de Capital	**6.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.000.000
TOTAL	**2.136.826.496**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.118.744.000**
- Gastos de Consumo	2.051.913.000
Gastos de Personal	1.725.783.000
Materiales y Suministros	44.920.000
Servicios No Personales	275.210.000
Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000
- Otros Gastos Corrientes	66.831.000
Transferencias	66.831.000
Transferencias Corrientes al Sector Público	10.800.000
Otras Transferencias	56.031.000
Gastos de Capital	**6.300.000**
- Activos Reales	5.500.000
Adquisición de Maquinarias y demás Equipos	4.500.000
Otros Activos Reales	1.000.000
- Activos Intangibles	800.000
Aplicaciones Financieras	**11.782.496**
- Activos Financieros	5.782.496
Incremento de Caja y Bancos	5.782.496
- Pasivos Financieros	6.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	6.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	2.000.000
Disminución de Otras Cuentas y Efectos a Pagar	4.000.000
TOTAL	**2.136.826.496**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula	Alumno/atendido	224
Propedéutico	Alumno/atendido	100
Montaje Profesional	Hora/producción	880
Pasantitas	Hora/pasante	380
Licenciados en Teatro	Egresado	25
Proyecto de Grado Alumnos	Proyecto	20
Proyectos de Investigación Docente	Proyecto	3
Publicaciones de Investigación Docente	Publicación	3
Asistencia a Eventos Internacionales	Evento	2
Asistencia a Eventos Nacionales	Evento	2
Publicación de Revista "theatron"	Ejemplar	2
Proyección de Videos	Video	20
Eventos Especiales	Evento	14
Conciertos Musicales	Concierto	4
Obras de Teatro	Obra de Teatro	16

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**49**	**483.822.000**
Directivo	6	129.781.000
Profesional y Técnico	17	166.057.000
Personal Administrativo	10	68.375.000
Personal Docente	6	62.721.000
Obrero	10	56.888.000
Personal Fijo a Tiempo Parcial	**51**	**244.710.000**
Personal Docente	51	244.710.000
TOTAL	**100**	**728.532.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	9	16.626.000
II	247.105 __ 297.105	11	35.688.000
III	297.106 __ 347.106	3	11.928.000
IV	347.107 __ 397.107	7	29.484.000
V	397.108 __ 447.108	16	81.456.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	12	73.920.000
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	10	75.012.000
X	647.113 __ 697.113	2	15.840.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	3	27.852.000
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	17	303.838.000
	TOTAL	**90**	**671.644.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	7	37.380.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	3	19.508.000
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**10**	**56.888.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**2**	**34.431.000**
Jubilado	2	34.431.000
TOTAL	**2**	**34.431.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Administrativos	991.862.000
02	Docencia	876.501.000
03	Investigación	99.146.000
04	Extensión Universitaria	151.535.000
99	Partidas no Asignables a Programas	17.782.496
	TOTAL	**2.136.826.496**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.725.783.000
4.02	Materiales y Suministros	44.920.000
4.03	Servicios no Personales	275.210.000
4.04	Activos Reales	6.300.000
4.05	Activos Financieros	5.782.496
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	6.000.000
4.07	Transferencias	66.831.000
4.08	Otros Gastos de Instituciones Descentralizadas	6.000.000
	TOTAL	**2.136.826.496**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.130.826.496**
- Transferencias Para Financiar Gastos Corrientes	2.087.061.496
Del Sector Público	2.087.061.496
De Entes Descentralizados	2.087.061.496
- Otros Ingresos Corrientes	43.765.000
Ingresos de la Propiedad	43.765.000
Intereses por Dinero en Depósito	12.000.000
Otros Ingresos de la Propiedad	31.765.000
Arancel por Matricula	25.140.000
Preinscripción	5.000.000
Otros Aranceles	1.625.000
B. Gastos Corrientes	**2.118.744.000**
- Gastos de Consumo	2.051.913.000
Gastos de Personal	1.725.783.000
Materiales y Suministros	44.920.000
Servicios No Personales	275.210.000
Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000
- Otros Gastos Corrientes	66.831.000
Transferencias	66.831.000
Transferencias Corrientes al Sector Público	10.800.000
Entes Descentralizados sin Fines Empresariales	10.800.000
Otras Transferencias	56.031.000
Transferencias Corrientes Internas	56.031.000
C. Resultado Económico: Ahorro	**12.082.496**
II. Cuenta de Capital	
A. Recursos de Capital	**18.082.496**
- Ahorro en la Cuenta Corriente	12.082.496
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.000.000
B. Gastos de Capital	**6.300.000**
- Activos Reales	5.500.000
Adquisición de Maquinarias y demás Equipos	4.500.000
Otros Activos Reales	1.000.000
- Activos Intangibles	800.000
C. Resultado Financiero: Superávit	**11.782.496**
III. Cuenta Financiera	
A. Recursos Financieros	**11.782.496**
- Superávit Financiero	11.782.496
B. Aplicaciones Financieras	**11.782.496**
- Activos Financieros	5.782.496
Incremento de Caja y Bancos	5.782.496
- Pasivos Financieros	6.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	6.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	2.000.000
Disminución de Otras Cuentas y Efectos a Pagar	4.000.000

A0150
Instituto del Patrimonio Cultural

INSTITUTO DEL PATRIMONIO CULTURAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto de Patrimonio Cultural tiene como objetivo, identificar, preservar, rehabilitar, defender y consolidar las obras, conjunto y lugares creados por las costumbres o de origen natural, que se encuentren en el territorio de la República y que por su contenido natural constituyen elementos fundamentales de nuestra identidad nacional.

La Institución para alcanzar las metas dispone de un financiamiento para el ejercicio fiscal 2004 de Bs. 2.874,2 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 2.838,2 millones (98,7%) y Recursos de Capital integrados por la depreciación anual Bs. 36,0 millones (1,3%).

El presupuesto de gastos se estima en Bs. 2.874,2 millones, distribuidos en gastos corrientes por Bs. 2.874,2 millones (100,0%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs.36,0 millones y un equilibrio financiero.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.838.223.437**
- Transferencias para Financiar Gastos Corrientes	2.568.223.437
Del Sector Público	2.568.223.437
Recursos Ordinarios	1.823.438.640
Gestión Fiscal	639.487.636
Otras Fuentes	105.297.161
- Ingresos por Actividades Propias	30.000.000
Venta de Bienes	30.000.000
- Otros Ingresos Corrientes	240.000.000
Ingresos de la Propiedad	240.000.000
Recursos de Capital	**36.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	36.000.000
TOTAL	**2.874.223.437**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.874.223.437**
- Gastos de Consumo	2.874.223.437
Gastos de Personal	1.654.663.766
Materiales y Suministros	133.027.420
Servicios No Personales	1.050.532.251
Otros Gastos de Instituciones Descentralizadas	36.000.000
Depreciación y Amortización	36.000.000
TOTAL	**2.874.223.437**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Censo Patrimonial	Censo	1
Soporte Científico Técnico de la Conservación del Patrimonio Cultural	Laboratorio	1
Fortalecimiento de Guías Turísticos Respecto a Temas Referidos al Patrimonio Cultural	Taller	2
Desarrollo de Tecnología de Información	Proyecto	1
Fortalecimiento de la Identidad Nacional	Video	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**95**	**705.459.450**
Directivo	24	282.258.300
Profesional y Técnico	42	304.924.800
Personal Administrativo	29	118.276.350
Personal Contratado	**11**	**67.816.650**
Profesional y Técnico	11	67.816.650
TOTAL	**106**	**773.276.100**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	29	118.276.350
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110	11	67.816.650
VIII	547.111 - 597.111		
IX	597.112 - 647.112	42	304.924.800
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119	24	282.258.300
XVII	997.120 Y MÁS		
	TOTAL	**106**	**773.276.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	1.248.777.876
02	Dirección Técnica	1.589.445.561
99	Partidas no Asignables a Programas	36.000.000
	TOTAL	**2.874.223.437**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.654.663.766
4.02	Materiales y Suministros	133.027.420
4.03	Servicios no Personales	1.050.532.251
4.08	Otros Gastos de Instituciones Descentralizadas	36.000.000
	TOTAL	**2.874.223.437**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.838.223.437**
- Transferencias Para Financiar Gastos Corrientes	2.568.223.437
Del Sector Público	2.568.223.437
De la Administración Central	2.568.223.437
- Ingresos por Actividades Propias	30.000.000
Venta de Bienes	30.000.000
- Otros Ingresos Corrientes	240.000.000
Ingresos de la Propiedad	240.000.000
Intereses por Dinero en Depósito	240.000.000
B. Gastos Corrientes	**2.874.223.437**
- Gastos de Consumo	2.874.223.437
Gastos de Personal	1.654.663.766
Materiales y Suministros	133.027.420
Servicios no Personales	1.050.532.251
Otros Gastos de Instituciones Descentralizadas	36.000.000
Depreciación y Amortización	36.000.000
C. Resultado Económico : Desahorro	**(36.000.000)**
II. Cuenta de Capital	
A. Recursos de Capital	
- Desahorro en la Cuenta Corriente	(36.000.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	36.000.000
B. Gastos de Capital	
C. Resultado Financiero: Equilibrado	

A0151

Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón.

INSTITUTO UNIVERSITARIO DE ESTUDIOS SUPERIORES DE ARTES PLÁSTICAS ARMANDO REVERON

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón fue creado mediante Decreto Presidencial N° 1.569 de fecha 26 de abril de 1991 y publicado en Gaceta Oficial N° 34.702 de la misma fecha, con el objetivo fundamental de ofrecer el ciclo básico, superior y la carrera de artes plásticas, con las siguientes menciones: Pintura; Escultura; Cerámica y Gráfica.

La gestión del Instituto permitirá atender 12.000 consultas por servicio de biblioteca, egresar 40 estudiantes a nivel de licenciatura, realizar 40 seminarios, 23 exposiciones, 20 talleres y 12 convenios de intercambio.

Para el ejercicio fiscal 2004, el Instituto estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 3.594,9 millones, los cuales se derivan de la siguientes fuentes: ingresos corrientes Bs. 2.374,3 millones (66,1%); recursos financieros 1.205,7 millones (33,5%) y recursos de capital Bs. 14,9 millones (0,4%).

En relación al presupuesto de gastos se estima en Bs. 3.594,9 millones, distribuidos en gastos corrientes por Bs. 2.364,8 millones (65,7%), Activos Reales Bs. 9,5 millones (0,3%) y aplicaciones financieras Bs. 1.220,6 millones (34,0%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un ahorro de Bs. 9,5 millones y un Superávit financiero en la cuenta capital de Bs. 14,9 millones, luego de considerar una inversión real de Bs. 9,5 millones que permitirá realizar compras maquinarias y demás equipos. El superávit financiará la disminución de pasivos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.374.268.603**
- Transferencias para Financiar Gastos Corrientes	2.299.554.775
Del Sector Público	2.299.554.775
Recursos Ordinarios	1.632.683.890
Gestión Fiscal	572.589.139
Otras Fuentes	94.281.746
- Ingresos por Actividades Propias	54.713.828
Venta de Servicios	54.713.828
- Otros Ingresos Corrientes	20.000.000
Ingresos de la Propiedad	20.000.000
Recursos de Capital	**14.914.740**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	14.914.740
Recursos Financieros	**1.205.698.302**
- Activos Financieros	1.205.698.302
Disminución de Caja y Bancos	433.698.302
Disminución de Inversiones Temporales	220.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	552.000.000
TOTAL	**3.594.881.645**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.364.781.069**
- Gastos de Consumo	2.288.638.279
Gastos de Personal	2.178.664.541
Materiales y Suministros	28.229.035
Servicios No Personales	66.829.963
Otros Gastos de Instituciones Descentralizadas	14.914.740
Depreciación y Amortización	14.914.740
- Otros Gastos Corrientes	76.142.790
Transferencias	76.142.790
Transferencias Corrientes al Sector Privado	76.142.790
Gastos de Capital	**9.486.759**
- Activos Reales	9.486.759
Adquisición de Maquinarias y demás Equipos	9.486.759
Aplicaciones Financieras	**1.220.613.817**
- Pasivos Financieros	1.220.613.817
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.220.613.817
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.865.234
Disminución de Cuentas y Efectos a Pagar a Contratistas	120.386.457
Disminución de Cuentas a Pagar por Retenciones Laborales	108.771.394
Disminución de Otros Pasivos no Circulantes	989.590.732
TOTAL	**3.594.881.645**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Servicio de Biblioteca	Consulta	12.000
Promoción de Licenciados	Egresado	40
Seminarios	Seminario	40
Pasantía	Pasante	35
Matricula Licenciatura	Alumno Inscrito	355
Trabajos de Ascensos	Participante	6
Matricula de Maestría	Alumno Inscrito	20
Programa Expositivo	Exposición	23
Talleres Libres de Arte	Taller	20
Convenios de Intercambio	Convenio	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**57**	**576.422.536**
Directivo	3	74.597.713
Profesional y Técnico	10	120.472.211
Personal Administrativo	11	72.191.306
Personal Docente	13	188.261.593
Personal de Investigación	1	23.199.229
Obrero	19	97.700.484
Personal Fijo a Tiempo Parcial	**37**	**308.906.384**
Profesional y Técnico	1	6.231.728
Personal Docente	35	291.222.048
Personal de Investigación	1	11.452.608
Personal Contratado	**1**	**4.760.016**
Personal Administrativo	1	4.760.016
TOTAL	**95**	**890.088.936**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.406.096
II	247.105 _ 297.105	3	10.387.200
III	297.106 _ 347.106	2	8.156.160
IV	347.107 _ 397.107	1	4.760.016
V	397.108 _ 447.108	5	25.107.840
VI	447.109 _ 497.109	5	28.334.267
VII	497.110 _ 547.110	5	31.001.844
VIII	547.111 _ 597.111	3	20.399.353
IX	597.112 _ 647.112	2	14.741.833
X	647.113 _ 697.113	5	39.725.461
XI	697.114 _ 747.114	5	43.103.872
XII	747.115 _ 797.115	2	18.423.253
XIII	797.116 _ 847.116	1	9.624.284
XIV	847.117 _ 897.117	3	30.729.276
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	6	69.385.788
XVII	997.120 Y MAS	27	436.101.909
	TOTAL	**76**	**792.388.452**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	6	27.770.908
V	397.108 __ 447.108	8	40.081.034
VI	447.109 __ 497.109	1	5.441.728
VII	497.110 __ 547.110	4	24.406.814
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**19**	**97.700.484**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**4**	**70.384.904**
Jubilado	3	68.014.200
Pensionado	1	2.370.704
TOTAL	**4**	**70.384.904**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	161.149.106
02	Servicios Académicos	1.365.487.199
03	Administración y Servicios	627.478.506
04	Investigación y Postgrado	110.098.712
05	Extensión y Relaciones Interinstitucionales	95.139.565
99	Partidas no Asignables a Programas	1.235.528.557
	TOTAL	**3.594.881.645**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.178.664.541
4.02	Materiales y Suministros	28.229.035
4.03	Servicios no Personales	66.829.963
4.04	Activos Reales	9.486.759
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	1.220.613.817
4.07	Transferencias	76.142.790
4.08	Otros Gastos de Instituciones Descentralizadas	14.914.740
	TOTAL	**3.594.881.645**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.374.268.603**
- Transferencias Para Financiar Gastos Corrientes	2.299.554.775
Del Sector Público	2.299.554.775
De Entes Descentralizados	2.299.554.775
- Ingresos por Actividades Propias	54.713.828
Venta de Servicios	54.713.828
- Otros Ingresos Corrientes	20.000.000
Ingresos de la Propiedad	20.000.000
Intereses por Dinero en Depósito	20.000.000
B. Gastos Corrientes	**2.364.781.069**
- Gastos de Consumo	2.288.638.279
Gastos de Personal	2.178.664.541
Materiales y Suministros	28.229.035
Servicios No Personales	66.829.963
Otros Gastos de Instituciones Descentralizadas	14.914.740
Depreciación y Amortización	14.914.740
- Otros Gastos Corrientes	76.142.790
Transferencias	76.142.790
Transferencias Corrientes al Sector Privado	76.142.790
Pensiones	1.881.684
Jubilaciones	39.367.440
Otras Transferencias Directas	5.748.887
Asistencia Social al Personal Pensionado	498.019
Asistencia Social al Personal Jubilado	28.646.760
C. Resultado Económico: Ahorro	**9.487.534**
II. Cuenta de Capital	
A. Recursos de Capital	**24.402.274**
- Ahorro en la Cuenta Corriente	9.487.534
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	14.914.740
B. Gastos de Capital	**9.486.759**
- Activos Reales	9.486.759
Adquisición de Maquinarias y demás Equipos	9.486.759
C. Resultado Financiero: Superávit	**14.915.515**
III. Cuenta Financiera	
A. Recursos Financieros	**1.220.613.817**
- Activos Financieros	1.205.698.302
Disminución de Caja y Bancos	433.698.302
Disminución de Inversiones Temporales	220.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	552.000.000
- Superávit Financiero	14.915.515
B. Aplicaciones Financieras	**1.220.613.817**
- Pasivos Financieros	1.220.613.817
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.220.613.817
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.865.234
Disminución de Cuentas y Efectos a Pagar a Contratistas	120.386.457
Disminución de Cuentas a Pagar por Retenciones Laborales	108.771.394
Disminución de Otros Pasivos no Circulantes	989.590.732

A0158
Compañía Nacional de Teatro

COMPAÑÍA NACIONAL DE TEATRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La actividad principal de la Compañía Nacional de Teatro es la de apoyar la labor de los profesionales que han contribuido al desarrollo del teatro venezolano, la promoción y capacitación de nuevos valores.

Entre las metas mas relevantes de la Compañía, destacan las siguientes obras teatrales: Angel Perdido en la Ciudad Hostil, Los Angeles Terribles; Geranio y Sueño de Verano. Asimismo, contempla la creación de un Programa de Formación Teatral.

El Presupuesto de ingresos se sitúa en Bs. 614,6 millones, distribuidos en Bs. 491,5 millones, (80%) provenientes de transferencias para financiar gastos corrientes, Bs. 110,0 millones (17,9%) de ventas de servicios (taquilla); Bs. 10,0 millones (1,7%) de intereses de fideicomiso proveniente de la Fundación Gran Mariscal de Ayacucho y Bs. 3,1 millones (0,5%) del fondo de depreciación.

El presupuesto de gastos proyectado para el año 2004 de la Compañía Nacional de Teatro, asciende a Bs. 614,5 millones, distribuidos en gastos corrientes Bs. 582,5 millones y aplicaciones financieras por Bs. 32,1 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**611.496.330**
- Transferencias para Financiar Gastos Corrientes	491.496.330
Del Sector Público	491.496.330
Recursos Ordinarios	348.962.394
Gestión Fiscal	122.382.586
Otras Fuentes	20.151.350
- Ingresos por Actividades Propias	110.000.000
Venta de Servicios	110.000.000
- Otros Ingresos Corrientes	10.000.000
Ingresos por Fideicomiso	10.000.000
Recursos de Capital	**3.096.825**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.096.825
TOTAL	**614.593.155**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**582.496.330**
- Gastos de Consumo	582.496.330
Gastos de Personal	316.946.206
Materiales y Suministros	115.400.970
Servicios No Personales	132.052.329
Otros Gastos de Instituciones Descentralizadas	18.096.825
Depreciación y Amortización	3.096.825
Otros	15.000.000
Aplicaciones Financieras	**32.096.825**
- Activos Financieros	22.096.825
Incremento de Caja y Bancos	22.096.825
- Pasivos Financieros	10.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	10.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.100.000
Disminución de Cuentas a Pagar por Retenciones Laborales	367.132
Disminución de Otras Cuentas y Efectos a Pagar	8.532.868
TOTAL	**614.593.155**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Angel Perdido en la Ciudad Hostil	Función	55
Los Angeles Terribles	Función	60
Geranio	Función	60
Sueño de una Noche de Verano	Función	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**10**	**70.354.310**
Directivo	3	38.400.000
Profesional y Técnico	1	5.580.000
Personal Administrativo	6	26.374.310
Personal Contratado	**5**	**14.280.000**
Personal Administrativo	1	3.000.000
Personal Docente	3	9.600.000
Obrero	1	1.680.000
TOTAL	**15**	**84.634.310**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	4	12.600.000
III	297.106 __ 347.106	3	11.767.140
IV	347.107 __ 397.107	2	9.447.169
V	397.108 __ 447.108	1	5.160.000
VI	447.109 __ 497.109	1	5.580.000
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	3	38.400.001
	TOTAL	**14**	**82.954.310**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	1	1.680.000
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**1**	**1.680.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	564.399.505
99	Partidas no Asignables a Programas	50.193.650
	TOTAL	**614.593.155**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	316.946.206
4.02	Materiales y Suministros	115.400.970
4.03	Servicios no Personales	132.052.329
4.05	Activos Financieros	22.096.825
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	10.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	18.096.825
	TOTAL	**614.593.155**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**611.496.330**
- Transferencias Para Financiar Gastos Corrientes	491.496.330
Del Sector Público	491.496.330
De la Administración Central	491.496.330
- Ingresos por Actividades Propias	110.000.000
Venta de Servicios	110.000.000
Taquilla	110.000.000
- Otros Ingresos Corrientes	10.000.000
Intereses de Fideicomiso de Fundayacucho	10.000.000
B. Gastos Corrientes	**582.496.330**
- Gastos de Consumo	582.496.330
Gastos de Personal	316.946.206
Materiales y Suministros	115.400.970
Servicios No Personales	132.052.329
Otros Gastos de Instituciones Descentralizadas	18.096.825
Depreciación y Amortización	3.096.825
Impuestos por Pago Directo	15.000.000
C. Resultado Económico: Ahorro	**29.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**32.096.825**
- Ahorro en la Cuenta Corriente	29.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.096.825
B. Gastos de Capital	
C. Resultado Financiero: Superávit	**32.096.825**
III. Cuenta Financiera	
A. Recursos Financieros	**32.096.825**
- Superávit Financiero	32.096.825
B. Aplicaciones Financieras	**32.096.825**
- Activos Financieros	22.096.825
Incremento de Caja y Bancos	22.096.825
- Pasivos Financieros	10.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	10.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.100.000
Disminución de Cuentas a Pagar por Retenciones Laborales	367.132
Disminución de Otras Cuentas y Efectos a Pagar	8.532.868

A0161

Fundación Orquesta Filarmónica Nacional

FUNDACIÓN ORQUESTA FILARMÓNICA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Orquesta Filarmónica Nacional tiene como misión ejercer un papel líder en el fortalecimiento de la identidad nacional y del desarrollo artístico musical del país, mediante la ejecución y difusión en audiencias diversas de la producción musical artística establecida y emergente en el espacio nacional e internacional.

Entre las actividades principales de la Fundación Orquesta Filarmónica Nacional se destacan:

- Difundir y perpetuar la obra orquestal sinfónica del maestro Vicente Emilio Sojo.

- Fomentar los valores nacionales en el campo de la composición, dirección y ejecución orquestal sinfónica.

De las metas más relevantes para la fundación, destacan las siguientes: 38 conciertos, 72 pasantías profesionales en el área musical orquestal y 20 conciertos didácticos a escolares de escuelas bolivarianas.

El Presupuesto de Ingresos de la Fundación Orquesta Filarmónica Nacional se sitúa en Bs. 2.751,0 millones, discriminados en : Bs. 2.284,7 millones del aporte del Ejecutivo Nacional (71% de recursos ordinarios, 24,9% de gestión fiscal y 4,1% de otras fuentes); Bs. 16.200,0 millones por ingresos por actividades propias; Bs. 0,5 millones por recursos de capital provenientes de la depreciación acumulada y Bs. 449,5 millones de la disminución de cuentas por cobrar.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 2.300,7 millones y aplicaciones financieras por Bs. 450,3 millones.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 0,2 millones en cuenta corriente y un superávit de Bs. 0,8 millones en cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.300.889.378**
- Transferencias para Financiar Gastos Corrientes	2.284.689.378
Del Sector Público	2.284.689.378
Ingresos Ordinarios	1.622.129.458
Gestión Fiscal	568.887.655
Otras Fuentes	93.672.265
- Ingresos por Actividades Propias	16.200.000
Venta de Servicios	16.200.000
Recursos de Capital	**540.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	540.000
Recursos Financieros	***449.517.491***
- Activos Financieros	449.517.491
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	449.517.491
TOTAL	**2.750.946.869**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.300.673.000**
- Gastos de Consumo	2.023.293.000
Gastos de Personal	1.958.545.000
Materiales y Suministros	5.748.000
Servicios No Personales	58.460.000
Otros Gastos de Instituciones Descentralizadas	540.000
Depreciación y Amortización	540.000
- Otros Gastos Corrientes	277.380.000
Transferencias	277.380.000
Transferencias Corrientes al Sector Público	277.380.000
Aplicaciones Financieras	**450.273.869**
- Activos Financieros	1.923.735
Incremento de Caja y Bancos	1.923.735
- Pasivos Financieros	448.350.134
Servicio de la Deuda Pública y Disminución de otros Pasivos	448.350.134
Disminución de Cuentas a Pagar por Retenciones Laborales	148.350.134
Disminución de Otros Pasivos no Circulantes	300.000.000
TOTAL	**2.750.946.869**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Difundir el patrimonio cultural internacional sinfónico.	Concierto	38
Realizar Programas de Radio	Programa	4
Fomentar, incentivar y difundir el talento creativo, artístico Musical Venezolano	Taller	3
Realizar conciertos didácticos dirigidos a escolares	Didáctico	20
Ofrecer la oportunidad a jóvenes de realizar pasantías profesionales en el área musical Orquestal	Pasante	72
Incentivar Homenaje al Premio Nacional de Música	Concierto	2
Realizar giras nacionales para dar acceso a bienes culturales a nuevas audiencias	Gira	2
Realizar audiciones Para nuevos compositores y directores de orquesta	Participante	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**102**	**813.739.400**
Directivo	3	47.834.840
Profesional y Técnico	88	699.793.635
Personal Administrativo	6	47.119.925
Obrero	5	18.991.000
Personal Contratado	**15**	**11.600.000**
Profesional y Técnico	15	11.600.000
TOTAL	**117**	**825.339.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	15	11.600.000
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	94	746.913.560
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	3	47.834.840
	TOTAL	**112**	**806.348.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	5	18.991.000
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**5**	**18.991.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**35**	**186.324.000**
Jubilado	35	186.324.000
TOTAL	**35**	**186.324.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Orquesta	2.300.133.000
99	Partidas No Asignables a Programas	450.813.869
	TOTAL	**2.750.946.869**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.958.545.000
4.02	Materiales y Suministros	5.748.000
4.03	Servicios no Personales	58.460.000
4.05	Activos Financieros	1.923.735
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	448.350.134
4.07	Transferencias	277.380.000
4.08	Otros Gastos de Instituciones Descentralizadas	540.000
	TOTAL	**2.750.946.869**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.300.889.378**
- Transferencias Para Financiar Gastos Corrientes	2.284.689.378
Del Sector Público	2.284.689.378
De la Administración Central	2.284.689.378
- Ingresos por Actividades Propias	16.200.000
Venta de Servicios	16.200.000
- Venta de Taquilla	16.200.000
B. Gastos Corrientes	**2.300.673.000**
- Gastos de Consumo	2.023.293.000
Gastos de Personal	1.958.545.000
Materiales y Suministros	5.748.000
Servicios No Personales	58.460.000
Otros Gastos de Instituciones Descentralizadas	540.000
Depreciación y Amortización	540.000
- Otros Gastos Corrientes	277.380.000
Transferencias	277.380.000
Transferencias Corrientes al Sector Público	277.380.000
Jubilaciones de Empleados	277.380.000
C. Resultado Económico: Ahorro	**216.378**
II. Cuenta de Capital	
A. Recursos de Capital	**756.378**
- Ahorro en la Cuenta Corriente	216.378
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	540.000
B. Gastos de Capital	
C. Resultado Financiero: Superávit	**756.378**
III. Cuenta Financiera	
A. Recursos Financieros	**450.273.869**
- Activos Financieros	449.517.491
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	449.517.491
- Superávit Financiero	756.378
B. Aplicaciones Financieras	**450.273.869**
- Activos Financieros	1.923.735
Incremento de Caja y Bancos	1.923.735
- Pasivos Financieros	448.350.134
Servicio de la Deuda Pública y Disminución de otros Pasivos	448.350.134
Disminución de Cuentas a Pagar por Retenciones Laborales	148.350.134
Disminución de Otros Pasivos no Circulantes	300.000.000

A0187
Instituto Universitario de Danza

INSTITUTO UNIVERSITARIO DE DANZA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Instituto Universitario de Danza tiene como objetivo principal formar recursos humanos para la danza, crear y mantener una planta de producción y difusión de la danza.

Para el ejercicio fiscal 2004, la Fundación estima alcanzar las siguientes metas: matricular 200 alumnos en las menciones de docente de danza clásica e interprete de danza contemporánea; matricular 68 alumnos en el programa de profesionalización para docentes en danza; atender 100 participantes en los cursos de inducción y nivelación; dictar 8 talleres con maestros nacionales e internacionales; egresar 49 licenciados en danza; editar 11 publicaciones sobre especialización en el área de danza y programar 1 encuentro internacional de danza.

El Instituto para el logro de sus metas dispone de un financiamiento de Bs. 1.464,9 millones, de los cuales Bs. 1.064,7 millones (72,7%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 59,2 millones (4,0%), ingresos de la propiedad Bs. 35,0 millones (2,4%), recursos de capital Bs. 7,9 millones (0,5%) provenientes de la reserva de depreciación y Bs. 298,1 millones (20,4%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 1.254,9 millones (85,6%), inversión en activos fijos por Bs. 15,0 millones (1,1%) y cancelación de pasivo a mediano y largo plazo de Bs. 194,5 millones (13,3%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.158.876.457**
- Transferencias para Financiar Gastos Corrientes Del Sector Público	1.064.652.916
Recursos Ordinarios	755.903.570
Gestión Fiscal	265.098.576
Otras Fuentes	43.650.770
- Ingresos por Actividades Propias	59.223.541
Venta de Bienes	59.223.541
- Otros Ingresos Corrientes	35.000.000
Ingresos de la Propiedad	35.000.000
Recursos de Capital	**7.873.017**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.873.017
Recursos Financieros	**298.103.864**
- Activos Financieros	298.103.864
Disminución de Caja y Bancos	80.000.000
Disminución de Otras Cuentas y Efectos a Cobrar	108.114.253
Disminución de Otros Activos Circulantes	109.989.611
TOTAL	**1.464.853.338**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.254.864.888**
- Gastos de Consumo	1.252.864.888
Gastos de Personal	1.079.200.990
Materiales y Suministros	59.335.881
Servicios No Personales	106.455.000
Otros Gastos de Instituciones Descentralizadas	7.873.017
Depreciación y Amortización	7.873.017
- Otros Gastos Corrientes	2.000.000
Transferencias	2.000.000
Transferencias Corrientes al Sector Privado	2.000.000
Gastos de Capital	**15.500.000**
- Activos Reales	15.500.000
Adquisición de Maquinarias y demás Equipos	15.500.000
Aplicaciones Financieras	**194.488.450**
- Pasivos Financieros	194.488.450
Servicio de la Deuda Pública y Disminución de otros Pasivos	194.488.450
Disminución de Otros Pasivos no Circulantes	194.488.450
TOTAL	**1.464.853.338**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Matrícula de las menciones docente de danza clásica e Intérprete de danza contemporánea	Matrícula	200
Programa de profesionalización para los docentes de danza	Matrícula	68
Participantes curso de inducción y nivelación	Participante	100
Producción, coproducción y desarrollo de montajes coreográficos	Muestra	1
Talleres con maestros internacionales	Taller	3
Talleres con maestros nacionales	Taller	5
Egresar licenciados en danza	Licenciado	49
Publicaciones especializadas en el área de danza	Publicación	11
Elaborar informes de líneas de investigación de la danza	Informe	3
Encuentro de internacional de la danza	Encuentro	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**40**	**358.720.219**
Directivo	3	61.059.324
Profesional y Técnico	5	43.221.120
Personal Administrativo	3	20.536.680
Personal Docente	24	214.453.104
Obrero	5	19.449.991
Personal Fijo a Tiempo Parcial	**23**	**87.564.672**
Profesional y Técnico	2	15.794.232
Personal Administrativo	7	22.632.504
Personal Docente	14	49.137.936
TOTAL	**63**	**446.284.891**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	10	17.117.400
II	247.105 __ 297.105	3	10.570.752
III	297.106 __ 347.106	4	15.623.616
IV	347.107 __ 397.107	3	13.090.680
V	397.108 __ 447.108	6	30.587.016
VI	447.109 __ 497.109	6	34.520.520
VII	497.110 __ 547.110	3	18.789.564
VIII	547.111 __ 597.111	2	13.648.008
IX	597.112 __ 647.112	2	14.692.344
X	647.113 __ 697.113	3	23.691.348
XI	697.114 __ 747.114	1	8.489.400
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	2	22.549.524
XV	897.118 __ 947.118	1	11.812.392
XVI	947.119 __ 997.119	3	36.077.040
XVII	997.120 Y MAS	9	155.575.296
	TOTAL	**58**	**426.834.900**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	5	19.449.991
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**5**	**19.449.991**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración y Funcionamiento Ordinario	551.956.183
02	Docencia	615.094.138
03	Investigación, Información y Publicaciones	54.961.550
04	Extensión	40.480.000
99	Partidas No Asignables a Programas	202.361.467
	TOTAL	**1.464.853.338**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.079.200.990
4.02	Materiales y Suministros	59.335.881
4.03	Servicios no Personales	106.455.000
4.04	Activos Reales	15.500.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	194.488.450
4.07	Transferencias	2.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	7.873.017
	TOTAL	**1.464.853.338**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.158.876.457**
- Transferencias Para Financiar Gastos Corrientes	1.064.652.916
Del Sector Público	1.064.652.916
De la Administración Central	1.064.652.916
- Ingresos por Actividades Propias	59.223.541
Venta de Bienes	59.223.541
Matrícula	39.223.541
Fotocopias y Materiales	20.000.000
- Otros Ingresos Corrientes	35.000.000
Ingresos de la Propiedad	35.000.000
Intereses por Dinero en Depósito	35.000.000
B. Gastos Corrientes	**1.254.864.888**
- Gastos de Consumo	1.252.864.888
Gastos de Personal	1.079.200.990
Materiales y Suministros	59.335.881
Servicios No Personales	106.455.000
Otros Gastos de Instituciones Descentralizadas	7.873.017
Depreciación y Amortización	7.873.017
- Otros Gastos Corrientes	2.000.000
Transferencias	2.000.000
Transferencias Corrientes al Sector Privado	2.000.000
C. Resultado Económico: Desahorro	**(95.988.431)**
II. Cuenta de Capital	
A. Recursos de Capital	**(88.115.414)**
- Desahorro en la Cuenta Corriente	(95.988.431)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.873.017
B. Gastos de Capital	**15.500.000**
- Activos Reales	15.500.000
Adquisición de Maquinarias y demás Equipos	15.500.000
C. Resultado Financiero: Déficit	**(103.615.414)**
III. Cuenta Financiera	
A. Recursos Financieros	**298.103.864**
- Activos Financieros	298.103.864
Disminución de Caja y Bancos	80.000.000
Disminución de Otras Cuentas y Efectos a Cobrar	108.114.253
Disminución de Otros Activos Circulantes	109.989.611
B. Aplicaciones Financieras	**298.103.864**
- Pasivos Financieros	194.488.450
Servicio de la Deuda Pública y Disminución de otros Pasivos	194.488.450
Disminución de Otros Pasivos no Circulantes	194.488.450
- Déficit Financiero	103.615.414

A0188
Fundación Museo Jacobo Borges

FUNDACION MUSEO JACOBO BORGES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Museo Jacobo Borges tiene como misión potenciar una relación entre lo museístico y lo social, generando espacios para la creación.

Entre las actividades principales de la Fundación Museo Jacobo Borges destaca:

-El desarrollo de las actividades museísticas y de promoción cultural dirigida a toda la comunidad

- Servir como centro de atención, transformación cultural y mejoramiento de la calidad de vida de los habitantes del área metropolitana en cuanto a la cultura se refiere, en especial a la Parroquia Sucre, la cual representa su principal zona de influencia, mediante la creatividad y la participación activa.

Entre las metas más relevantes de la Fundación, destacan las siguientes: 5 exposiciones nacionales, 1 exposición internacional; 16 talleres educativos permanentes; 11 talleres educativos vacacionales; 20 eventos culturales comunitarios; 405 visitas guiadas; entre otras.

El presupuesto de ingresos de la Fundación Museo Jacobo Borges asciende a Bs. 1.589,1 millones, discriminados en: Bs. 1.560,1 millones del aporte del Ejecutivo Nacional (71% de recursos ordinarios, 24,9% de gestión fiscal y el 4,1% de otras fuentes), Bs. 1,0 millón por ventas de publicaciones, Bs. 8,0 millones de ventas de servicios (cursos y talleres); Bs. 16,1 millones por recursos de capital provenientes de la depreciación acumulada y Bs. 3,9 millones de la disminución de caja y bancos.

La totalidad de los recursos antes indicados financiaran una estructura presupuestaria constituida por gastos corrientes de Bs. 1.538,0 millones y aplicaciones financieras por Bs. 51,1 millones.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 31,1 millones en cuenta corriente y un superávit de Bs. 47,2 millones en cuenta de capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.569.115.698**
- Transferencias para Financiar Gastos Corrientes	1.560.115.698
Del Sector Público	1.560.115.698
Recursos Ordinarios	1.107.682.145
Gestión Fiscal	388.468.808
Otras Fuentes	63.964.745
- Ingresos por Actividades Propias	9.000.000
Venta de Bienes (publicaciones)	1.000.000
Venta de Servicios (cursos y talleres)	8.000.000
Recursos de Capital	**16.124.742**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	16.124.742
Recursos Financieros	**3.875.932**
- Activos Financieros	3.875.932
Disminución de Caja y Bancos	3.875.932
TOTAL	**1.589.116.372**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.538.022.089**
- Gastos de Consumo	1.538.022.089
Gastos de Personal	1.102.057.379
Materiales y Suministros	95.074.800
Servicios No Personales	324.765.168
Otros Gastos de Instituciones Descentralizadas	16.124.742
Depreciación y Amortización	16.124.742
Aplicaciones Financieras	**51.094.283**
- Pasivos Financieros	51.094.283
Servicio de la Deuda Pública y Disminución de otros Pasivos	51.094.283
Disminución de Cuentas y Efectos a Pagar a Proveedores	51.094.283
TOTAL	**1.589.116.372**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Exposiciones Nacionales	Exposición	5
Exposiciones Internacionales	Exposición	1
Talleres Educativos Permanentes	Taller	16
Talleres Educativos Vacacionales	Taller	11
Talleres Educativos Especiales	Taller	4
Publicaciones Especiales	Publicación	7
Eventos Comunitarios de Creatividad Infantil	Evento	24
Convenios Interinstitucionales	Convenio	6
Eventos Culturales Comunitarios	Evento	20
Visitas Guiadas	Visitante	405
Proyectos Especiales	Proyecto	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**50**	**311.044.514**
Directivo	10	143.112.562
Profesional y Técnico	12	75.880.383
Personal Administrativo	21	70.464.564
Obrero	7	21.587.005
TOTAL	50	311.044.514

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	20	66.303.804
III	297.106 _ 347.106	1	4.160.760
IV	347.107 _ 397.107	2	9.036.160
V	397.108 _ 447.108	4	20.768.100
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	2	13.285.897
IX	597.112 _ 647.112		
X	647.113 _ 697.113	4	32.790.226
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	10	143.112.562
	TOTAL	**43**	**289.457.509**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	7	21.587.005
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**7**	**21.587.005**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	305.225.434
02	Servicios	214.003.195
03	Administración	189.397.261
04	Producción Cultural	544.777.141
05	Conservación y Mantenimiento	268.494.316
99	Partidas no Asignables a Programas	67.219.025
	TOTAL	**1.589.116.372**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.102.057.379
4.02	Materiales y Suministros	95.074.800
4.03	Servicios no Personales	324.765.168
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	51.094.283
4.08	Otros Gastos de Instituciones Descentralizadas	16.124.742
	TOTAL	**1.589.116.372**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.569.115.698**
- Transferencias Para Financiar Gastos Corrientes	1.560.115.698
Del Sector Público	1.560.115.698
De Entes Descentralizados	1.560.115.698
- Ingresos por Actividades Propias	9.000.000
Venta de Bienes	1.000.000
- Venta de Publicaciones	1.000.000
Venta de Servicios	8.000.000
- Cursos y Talleres	8.000.000
B. Gastos Corrientes	**1.538.022.089**
- Gastos de Consumo	1.538.022.089
Gastos de Personal	1.102.057.379
Materiales y Suministros	95.074.800
Servicios No Personales	324.765.168
Otros Gastos de Instituciones Descentralizadas	16.124.742
Depreciación y Amortización	16.124.742
C. Resultado Económico: Ahorro	**31.093.609**
II. Cuenta de Capital	
A. Recursos de Capital	**47.218.351**
- Ahorro en la Cuenta Corriente	31.093.609
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	16.124.742
B. Gastos de Capital	
-	
C. Resultado Financiero: Superávit	**47.218.351**
III. Cuenta Financiera	
A. Recursos Financieros	**51.094.283**
- Activos Financieros	3.875.932
Disminución de Caja y Bancos	3.875.932
- Superávit Financiero	47.218.351
B. Aplicaciones Financieras	**51.094.283**
- Pasivos Financieros	51.094.283
Servicio de la Deuda Pública y Disminución de otros Pasivos	51.094.283
Disminución de Cuentas y Efectos a Pagar a Proveedores	51.094.283

A0189

Fundación Museo de la Estampa y del Diseño
"Carlos Cruz Diez"

FUNDACIÓN MUSEO DE LA ESTAMPA Y DEL DISEÑO "CARLOS CRUZ DIEZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Museo de la Estampa y del Diseño "Carlos Cruz Diez "; tiene como objetivo principal promover la cultura universal mediante la exhibición permanente de obras de arte; diseñar programas de intercambios culturales entre comunidades; estimular y difundir el arte de la estampa y del diseño tanto de carácter nacional e internacional y realizar cualquier otra actividad que signifiquen un aporte al acervo cultural del país.

Para el ejercicio fiscal 2004, la Fundación estima alcanzar las siguientes metas: realizar 20 talleres educativos; redactar 12 catálogos para exposiciones; atender 50 visitas guiadas y 30 visitas taller; programar 10 eventos culturales; preparar 12 museografías para exposiciones y realizar 12 investigaciones para exposiciones.

Para el logro de estas metas dispone de un financiamiento de Bs. 1.338,5 millones, de los cuales Bs. 1.017,3 millones (76,0%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 3,0 millones (0,2%), ingresos de la propiedad Bs. 22,7 millones (1,7%), recursos de capital Bs. 15,0 millones (1,1%) provenientes de la reserva de depreciación y Bs. 280,5 millones (21,0%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 1.041,9 millones (77,8%), inversión en activos fijos por Bs. 100,0 millones (7,5%) y cancelación de pasivo a mediano y largo plazo de Bs. 196,6 millones (14,7%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.042.974.315**
- Transferencias para Financiar Gastos Corrientes	1.017.264.315
Del Sector Público	1.017.264.315
Recursos Ordinarios	722.256.664
Gestión Fiscal	253.298.814
Otras Fuentes	41.708.837
- Ingresos por Actividades Propias	3.000.000
Venta de Bienes	3.000.000
- Otros Ingresos Corrientes	22.710.000
Ingresos de la Propiedad	22.710.000
Recursos de Capital	**15.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.000.000
Recursos Financieros	**280.518.310**
- Activos Financieros	280.518.310
Disminución de Caja y Bancos	50.518.310
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	230.000.000
TOTAL	**1.338.492.625**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.041.906.685**
- Gastos de Consumo	1.041.906.685
Gastos de Personal	603.393.685
Materiales y Suministros	196.945.000
Servicios No Personales	226.568.000
Otros Gastos de Instituciones Descentralizadas	15.000.000
Depreciación y Amortización	15.000.000
Gastos de Capital	**100.000.000**
- Activos Reales	95.500.000
Adquisición de Maquinarias y demás Equipos	95.500.000
- Activos Intangibles	4.500.000
Aplicaciones Financieras	**196.585.940**
- Pasivos Financieros	196.585.940
Servicio de la Deuda Pública y Disminución de otros Pasivos	196.585.940
Disminución de Cuentas y Efectos a Pagar a Proveedores	26.585.940
Disminución de Cuentas a Pagar por Retenciones Laborales	51.254.088
Disminución de Otras Cuentas y Efectos a Pagar	106.200.000
Disminución de Otros Pasivos no Circulantes	12.545.912
TOTAL	**1.338.492.625**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Trabajos de conservación para exposiciones	Embalaje	600
Trabajos de registro para exposiciones	Ficha	600
Trabajos de preservación de la colección permanente	Conservación	300
Registro y catalogación de la colección permanente	Registro	1.000
Talleres educativos en sede	Taller	10
Talleres educativos fuera de sede	Taller	10
Visitas guiadas	Visita	50
Visitas-taller	Visitas-taller	30
Eventos culturales	Evento	10
Investigación para exposiciones	Investigación	12
Museografía para exposiciones	Museografía	12
Redacción textos curatoriales para exposiciones	Catálogo	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**29**	**210.102.756**
Directivo	5	88.772.836
Profesional y Técnico	7	56.474.668
Personal Administrativo	17	64.855.252
Personal Contratado	**2**	**10.807.008**
Personal Administrativo	2	10.807.008
TOTAL	**31**	**220.909.764**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	11	32.617.727
II	247.105 _ 297.105		
III	297.106 _ 347.106	1	3.960.000
IV	347.107 _ 397.107	3	12.684.166
V	397.108 _ 447.108		
VI	447.109 _ 497.109	1	5.902.944
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	5	34.158.098
IX	597.112 _ 647.112		
X	647.113 _ 697.113	2	16.232.244
XI	697.114 _ 747.114	1	8.365.748
XII	747.115 _ 797.115	2	18.216.000
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	5	88.772.837
	TOTAL	**31**	**220.909.764**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Administración	658.632.037
02	Gerencia de Museología e Investigación	152.226.174
03	Gerencia de Conservación y Registro	205.371.346
04	Gerencia de Educación y Extensión	110.677.128
99	Partidas no Asignables a Programas	211.585.940
	TOTAL	**1.338.492.625**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	603.393.685
4.02	Materiales y Suministros	196.945.000
4.03	Servicios no Personales	226.568.000
4.04	Activos Reales	100.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	196.585.940
4.08	Otros Gastos de Instituciones Descentralizadas	15.000.000
	TOTAL	**1.338.492.625**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.042.974.315**
- Transferencias Para Financiar Gastos Corrientes	1.017.264.315
Del Sector Público	1.017.264.315
De la Administración Central	1.017.264.315
- Ingresos por Actividades Propias	3.000.000
Venta de Bienes	3.000.000
Material de Difusión	3.000.000
- Otros Ingresos Corrientes	22.710.000
Ingresos de la Propiedad	22.710.000
Intereses por Dinero en Depósito	150.000
Otros Ingresos de la Propiedad	22.560.000
Alquileres	22.560.000
B. Gastos Corrientes	**1.041.906.685**
- Gastos de Consumo	1.041.906.685
Gastos de Personal	603.393.685
Materiales y Suministros	196.945.000
Servicios No Personales	226.568.000
Otros Gastos de Instituciones Descentralizadas	15.000.000
Depreciación y Amortización	15.000.000
C. Resultado Económico: Ahorro	**1.067.630**
II. Cuenta de Capital	
A. Recursos de Capital	**16.067.630**
- Ahorro en la Cuenta Corriente	1.067.630
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.000.000
B. Gastos de Capital	**100.000.000**
- Activos Reales	95.500.000
Adquisición de Maquinarias y demás Equipos	95.500.000
- Activos Intangibles	4.500.000
C. Resultado Financiero: Déficit	**(83.932.370)**
III. Cuenta Financiera	
A. Recursos Financieros	**280.518.310**
- Activos Financieros	280.518.310
Disminución de Caja y Bancos	50.518.310
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	230.000.000
B. Aplicaciones Financieras	**280.518.310**
- Pasivos Financieros	196.585.940
Servicio de la Deuda Pública y Disminución de otros Pasivos	196.585.940
Disminución de Cuentas y Efectos a Pagar a Proveedores	26.585.940
Disminución de Cuentas a Pagar por Retenciones Laborales	51.254.088
Disminución de Otras Cuentas y Efectos a Pagar	106.200.000
Disminución de Otros Pasivos no Circulantes	12.545.912
- Déficit Financiero	83.932.370

A0301
Fundación Biblioteca Ayacucho

FUNDACIÓN BIBLIOTECA AYACUCHO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Biblioteca Ayacucho tiene dentro de sus objetivos, la realización de actividades eminentemente culturales, rescatar para su publicación las más importantes obras de la cultura y el pensamiento latinoamericano desde sus orígenes hasta el presente. Además de editar y difundir obras de modo que sirva al propósito de estimular y reafirmar la integración, desarrollo, independencia y proceso de los pueblos del continente y las demás actividades que sean compatibles con la naturaleza de la fundación.

Para el ejercicio fiscal 2004, la Fundación prevé alcanzar las siguientes metas: publicar 16.000 ejemplares de la Colección Clásica; 2.000 ejemplares de la Colección Expresión Americana; 3.000 ejemplares de la Colección Claves de América y 1.500 ejemplares de Historia y Crítica.

Para el logro de sus metas dispone de un financiamiento de Bs. 2.499,7 millones, de los cuales Bs. 1.257,0 millones (50,3%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 360,0 millones (14,4%), ingresos de la propiedad Bs. 136,0 millones (5,4%), recursos de capital Bs. 2,5 millones (0,1%) provenientes de la reserva de depreciación y Bs. 744,2 millones (29,8%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 1.695,9 millones (67,8%), inversión en activos fijos por Bs. 188,0 millones (7,6%) y aplicaciones financieras de Bs. 615,8 millones (24,6%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.753.000.000**
- Transferencias para Financiar Gastos Corrientes	1.257.000.000
Del Sector Público	1.257.000.000
Recursos Ordinarios	879.900.000
Gestión Fiscal	312.993.000
Otras Fuentes	64.107.000
- Ingresos por Actividades Propias	360.000.000
Venta de Bienes	360.000.000
- Otros Ingresos Corrientes	136.000.000
Ingresos de la Propiedad	136.000.000
Recursos de Capital	**2.544.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.544.000
Recursos Financieros	**744.112.223**
- Activos Financieros	744.112.223
Disminución de Cuentas a Cobrar	209.300.840
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	534.811.383
TOTAL	**2.499.656.223**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.695.876.185**
- Gastos de Consumo	1.693.876.185
Gastos de Personal	763.176.185
Materiales y Suministros	21.324.000
Servicios No Personales	897.232.000
Otros Gastos de Instituciones Descentralizadas	12.144.000
Depreciación y Amortización	2.544.000
Otros	9.600.000
- Otros Gastos Corrientes	2.000.000
Transferencias	2.000.000
Transferencias Corrientes al Sector Privado	2.000.000
Gastos de Capital	**188.012.000**
- Activos Reales	148.016.000
Adquisición de Maquinarias y demás Equipos	50.016.000
Adquisición de Equipos de Transporte, Tracción y Elevación	58.004.000
Otros Activos Reales	39.996.000
- Activos Intangibles	39.996.000
Aplicaciones Financieras	**615.768.038**
- Activos Financieros	545.768.038
Incremento de Caja y Bancos	545.768.038
- Pasivos Financieros	70.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	70.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	30.365.561
Disminución de Cuentas y Efectos a Pagar a Contratistas	2.815.330
Disminución de Cuentas a Pagar por Retenciones Laborales	2.823.773
Disminución de Otras Cuentas y Efectos a Pagar	33.995.336
TOTAL	**2.499.656.223**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Jaques Roumain (Gobernadores del Rocío)	Ejemplar	2.000
García Mongue (Obra Selecta)	Ejemplar	2.000
Coronel Urtecho (Obra Poética)	Ejemplar	2.000
N. Aguirre (Juan de la Rosa)	Ejemplar	2.000
Ernesto Sábato (Sobre Héroes y Tumbas)	Ejemplar	2.000
César Vallejo (Poesía)	Ejemplar	2.000
Lezama Lima (Reino de la Imagen)	Ejemplar	2.000
Horacio Quiroga (Cuentos)	Ejemplar	2.000
Expresión Americana-Miguel Canané	Ejemplar	2.000
Alejandro Humboldt (Cuba)	Ejemplar	1.500
Sor Juana Inés (Prosas)	Ejemplar	1.500
J.M. Gutiérrez (Historia y Crítica)	Ejemplar	1.500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**26**	**324.336.612**
Directivo	4	75.069.271
Profesional y Técnico	12	177.791.925
Personal Administrativo	5	36.588.056
Obrero	5	34.887.360
TOTAL	**26**	**324.336.612**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	1	3.774.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	1	6.600.000
IX	597.112 __ 647.112		
X	647.113 __ 697.113	4	32.807.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	3	31.049.252
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	12	215.219.000
	TOTAL	**21**	**289.449.252**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	1	5.745.000
VII	497.110 __ 547.110	3	19.173.000
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	1	9.969.360
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**5**	**34.887.360**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Ejecución General	869.787.145
02	Dirección Editorial	529.464.045
03	Dirección de Promociones y Relaciones	554.636.995
99	Partidas no Asignables a Programas	545.768.038
	TOTAL	**2.499.656.223**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	763.176.185
4.02	Materiales y Suministros	21.324.000
4.03	Servicios no Personales	897.232.000
4.04	Activos Reales	188.012.000
4.05	Activos Financieros	545.768.038
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	70.000.000
4.07	Transferencias	2.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	12.144.000
	TOTAL	**2.499.656.223**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.753.000.000**
- Transferencias Para Financiar Gastos Corrientes	1.257.000.000
Del Sector Público	1.257.000.000
De la Administración Central	1.257.000.000
- Ingresos por Actividades Propias	360.000.000
Venta de Bienes	360.000.000
Ventas de libros	360.000.000
- Otros Ingresos Corrientes	136.000.000
Ingresos de la Propiedad	136.000.000
Otros Ingresos de la Propiedad	136.000.000
Ingresos por colocaciones	136.000.000
B. Gastos Corrientes	**1.695.876.185**
- Gastos de Consumo	1.693.876.185
Gastos de Personal	763.176.185
Materiales y Suministros	21.324.000
Servicios No Personales	897.232.000
Otros Gastos de Instituciones Descentralizadas	12.144.000
Depreciación y Amortización	2.544.000
Descuento Bonificación y Devolución en Ventas	9.600.000
- Otros Gastos Corrientes	2.000.000
Transferencias	2.000.000
Transferencias Corrientes al Sector Privado	2.000.000
Donaciones	2.000.000
C. Resultado Económico: Ahorro	**57.123.815**
II. Cuenta de Capital	
A. Recursos de Capital	**59.667.815**
- Ahorro en la Cuenta Corriente	57.123.815
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.544.000
B. Gastos de Capital	**188.012.000**
- Activos Reales	148.016.000
Adquisición de Maquinarias y demás Equipos	50.016.000
Adquisición de Equipos de Transporte, Tracción y Elevación	58.004.000
Otros Activos Reales	39.996.000
- Activos Intangibles	39.996.000
C. Resultado Financiero: Déficit	**(128.344.185)**
III. Cuenta Financiera	
A. Recursos Financieros	**744.112.223**
- Activos Financieros	744.112.223
Disminución de Cuentas a Cobrar	209.300.840
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	534.811.383
B. Aplicaciones Financieras	**744.112.223**
- Activos Financieros	545.768.038
Incremento de Caja y Bancos	545.768.038
- Pasivos Financieros	70.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	70.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	30.365.561
Disminución de Cuentas y Efectos a Pagar a Contratistas	2.815.330
Disminución de Cuentas a Pagar por Retenciones Laborales	2.823.773
Disminución de Otras Cuentas y Efectos a Pagar	33.995.336
- Déficit Financiero	128.344.185

A0323

Fundación de Edificaciones y Dotaciones Educativas (FEDE)

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS (FEDE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación de Edificaciones y Dotaciones Educativas (FEDE), tiene como objetivo brindar el mantenimiento integral de la planta fisica educativa en los niveles de preescolar, básica, media diversificada y profesional y la modalidad de la educación especial y el respectivo equipamiento, así como la responsabilidad de la administración de los recursos destinados al pago de los servicios básicos del sistema educativo y arrendamiento de planteles.

Para el ejercicio fiscal 2004, la Fundación estima realizar las siguientes metas: reparar 19 escuelas técnicas; rehabilitación de 87 escuelas bolivarianas; construcción de 8 escuelas bolivarianas; construcción de 42 preescolares; reparación y ampliación de 159 planteles de preescolar, básica, media diversificada y educación especial; dotar 564 planteles de mobiliario escolar y brindar mantenimiento preventivo a 856 planteles.

Para el logro de sus metas dispone de un financiamiento de Bs. 330.892,4 millones, de los cuales Bs. 210.080,3 millones (63,5%) corresponden al Ejecutivo Nacional; recursos de capital Bs. 1.062,2 millones (0,3%) provenientes de la reserva de depreciación y Bs. 119.749,9 millones (36,2%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 62.301,4 millones (18,8%), inversión en activos fijos por Bs. 202.036,3 millones (61,1%) y aplicaciones financieras de Bs. 66.554,7 millones (20,1%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**62.461.952.640**
- Transferencias para Financiar Gastos Corrientes del Sector Público	62.461.952.640
Recursos Ordinarios	38.121.900.000
Gestión Fiscal	4.613.744.640
Programas y Proyectos	19.726.308.000
Recursos de Capital	**148.680.542.000**
- Transferencias para Financiar Gastos de Capital del Sector Público	147.618.302.000
Recursos Ordinarios	51.425.180.000
Gestión Fiscal	31.853.175.600
Otras Fuentes	6.524.144.400
Programas y Proyectos	57.815.802.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.062.240.000
Recursos Financieros	**119.749.995.352**
- Activos Financieros	119.749.995.352
Disminución de Caja y Bancos	11.044.231.606
Disminución de Otros Activos Circulantes	108.705.763.746
TOTAL	**330.892.489.992**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**62.301.468.601**
- Gastos de Consumo	37.717.160.249
Gastos de Personal	12.291.373.307
Materiales y Suministros	598.340.370
Servicios No Personales	23.765.206.572
Otros Gastos de Instituciones Descentralizadas	1.062.240.000
Depreciación y Amortización	1.062.240.000
- Otros Gastos Corrientes	24.584.308.352
Transferencias	24.584.308.352
Transferencias Corrientes al Sector Privado	24.584.308.352
Gastos de Capital	**202.036.256.753**
- Activos Reales	201.816.256.753
Repuestos y Reparaciones Mayores	8.400.000
Adquisición de Maquinarias y demás Equipos	1.656.020.000
Adquisición de Equipos de Transporte, Tracción y Elevación	270.000.000
Obras de Infraestructura - Estudios y Proyectos	180.848.343.089
Estudios y Proyectos Para Inversión en Activo Fijo	3.324.460.832
Otros Activos Reales	15.709.032.832
- Activos Intangibles	220.000.000
Aplicaciones Financieras	**66.554.764.638**
- Pasivos Financieros	66.554.764.638
Servicio de la Deuda Pública y Disminución de otros Pasivos	66.554.764.638
Disminución de Cuentas y Efectos a Pagar a Proveedores	15.003.037.792
Disminución de Cuentas y Efectos a Pagar a Contratistas	50.398.455.350
Disminución de Cuentas a Pagar por Retenciones Laborales	143.323.663
Disminución de Otras Cuentas y Efectos a Pagar	1.009.947.833
TOTAL	**330.892.489.992**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Reparación de Escuelas Técnicas	Plantel	19
Rehabilitación de Escuelas Bolivarianas	Plantel	87
Construcción de Escuelas Bolivarianas	Plantel	8
Construcción de Preescolares	Plantel	37
Reparación y Ampliación de Planteles de los Niveles de Preescolar, Básica, Media Diversificada y Educación Especial	Plantel	159
Dotación de Mobiliario Escolar	Plantel	564
Mantenimiento Preventivo en Edificios Escolares	Plantel	856
Reparación de Edificios Escolares	Plantel	293
Construcción de Preescolares (Simoncito)	Plantel	5
Dotación de Unidad Móvil de Mantenimiento y Seguridad	Plantel	625
Adquisición	Local	4
Pago de Alquiler de Inmuebles Arrendados	Local	290
Indemnización	Local	15
Servicios Básicos	Local	31.000
Condominios	Local	244
Tarifas y Eléctricas	Proyecto	252
Rehabilitación de 750 Nuevas Escuelas Bolivarianas - I Etapa	Plantel	88
Rehabilitación de Escuelas Bolivarianas	Plantel	160
Construcción de Aulas de Preescolar (427 Aulas)	Plantel	195

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**387**	**4.099.406.388**
Directivo	57	1.260.849.936
Profesional y Técnico	233	2.339.553.504
Personal Administrativo	97	499.002.948
Personal Contratado	**44**	**193.200.000**
Profesional y Técnico	44	193.200.000
TOTAL	**431**	**4.292.606.388**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	28	107.460.684
IV	347.107 _ 397.107	14	61.849.248
V	397.108 _ 447.108	34	164.794.548
VI	447.109 _ 497.109	16	89.104.392
VII	497.110 _ 547.110	9	57.588.900
VIII	547.111 _ 597.111	9	62.204.196
IX	597.112 _ 647.112	10	73.757.580
X	647.113 _ 697.113	7	56.626.896
XI	697.114 _ 747.114	90	766.716.276
XII	747.115 _ 797.115	57	530.882.604
XIII	797.116 _ 847.116	2	19.638.972
XIV	847.117 _ 897.117	25	258.660.204
XV	897.118 _ 947.118	21	235.095.324
XVI	947.119 _ 997.119	5	58.692.312
XVII	997.120 Y MAS	104	1.749.534.252
	TOTAL	**431**	**4.292.606.388**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**21**	**244.253.712**
Jubilado	12	148.917.065
Pensionado	9	95.336.647
TOTAL	**21**	**244.253.712**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	231.631.180.066
02	Proyectos	34.137.687.495
03	Conservación	18.919.647.844
04	Coordinación Administrativa	46.203.974.587
	TOTAL	**330.892.489.992**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	12.291.373.307
4.02	Materiales y Suministros	598.340.370
4.03	Servicios no Personales	23.765.206.572
4.04	Activos Reales	202.036.256.753
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	66.554.764.638
4.07	Transferencias	24.584.308.352
4.08	Otros Gastos de Instituciones Descentralizadas	1.062.240.000
	TOTAL	**330.892.489.992**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**62.461.952.640**
- Transferencias Para Financiar Gastos Corrientes Del Sector Público	62.461.952.640
De la Administración Central	62.461.952.640
B. Gastos Corrientes	**62.301.468.601**
- Gastos de Consumo	37.717.160.249
Gastos de Personal	12.291.373.307
Materiales y Suministros	598.340.370
Servicios No Personales	23.765.206.572
Otros Gastos de Instituciones Descentralizadas	1.062.240.000
Depreciación y Amortización	1.062.240.000
- Otros Gastos Corrientes	24.584.308.352
Transferencias	24.584.308.352
Transferencias Corrientes al Sector Privado	24.584.308.352
Jubilados	148.917.065
Pensionados	95.336.647
Otras transferencias corrientes al sector privado	24.340.054.640
C. Resultado Económico: Ahorro	**160.484.039**
II. Cuenta de Capital	
A. Recursos de Capital	**148.841.026.039**
- Ahorro en la Cuenta Corriente	160.484.039
- Transferencias para Financiar Gastos de Capital Del Sector Público	147.618.302.000
De la Administración central	147.618.302.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.062.240.000
B. Gastos de Capital	**202.036.256.753**
- Activos Reales	201.816.256.753
Repuestos y Reparaciones Mayores	8.400.000
Adquisición de Maquinarias y demás Equipos	1.656.020.000
Adquisición de Equipos de Transporte, Tracción y Elevación	270.000.000
Obras de Infraestructura	180.848.343.089
Estudios y Proyectos para Inversión en Activo Fijo	3.324.460.832
Otros Activos Reales	15.709.032.832
- Activos Intangibles	220.000.000
C. Resultado Financiero: Déficit	**(53.195.230.714)**
III. Cuenta Financiera	
A. Recursos Financieros	**119.749.995.352**
- Activos Financieros	119.749.995.352
Disminución de Caja y Bancos	11.044.231.606
Disminución de Otros Activos Circulantes	108.705.763.746
B. Aplicaciones Financieras	**119.749.995.352**
- Pasivos Financieros	66.554.764.638
Servicio de la Deuda Pública y Disminución de otros Pasivos	66.554.764.638
Disminución de Cuentas y Efectos a Pagar a Proveedores	15.003.037.792
Disminución de Cuentas y Efectos a Pagar a Contratistas	50.398.455.350
Disminución de Cuentas a Pagar por Retenciones Laborales	143.323.663
Disminución de Otras Cuentas y Efectos a Pagar	1.009.947.833
- Déficit Financiero	53.195.230.714

A0342
Fundación La Casa de Bello

FUNDACIÓN LA CASA DE BELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación La Casa de Bello tiene como misión promover actividades de investigación científica en el campo de las humanidades, especialmente en relación al marco histórico dentro del cual se desarrolló la vida de Andrés Bello.

Entre las actividades principales de la Fundación La Casa de Bello se destacan:

Coleccionar y exhibir obras pertenecientes al ilustre sabio Andrés Bello, o a los venezolanos distinguidos de su generación.

Contribuir a la conservación del Patrimonio Artístico y Literario del País.

Entre la metas proyectadas mas relevantes de la fundación, destacan las siguiente: Editar 1500 ejemplares sobre la vida de Salvador Garmendia, publicar 1000 ejemplares de la historia una Galería para Miraflores y Editar 500 ejemplares de Literatura Infantil en Venezuela.

El Presupuesto de Ingresos de la Fundación La Casa de Bello se sitúa en Bs. 508,0 millones, discriminados en: Bs. 472,3 millones del aporte del Ejecutivo Nacional, el cual está compuesto por (70% de recursos ordinarios, 24,9% de gestión fiscal y 5,1% de otras fuentes) ingresos por actividades propias Bs. 12,4, millones, recursos de capital provenientes de la depreciación acumulada, Bs. 3,5 millones y recursos financiero Bs. 19,8 millones.

La totalidad de los recursos antes indicados financiaran una estructura presupuestaria constituida por gastos corrientes de Bs. 477,4 millones, Gastos de Capital 3,0 millones y Disminución de Cuentas por Pagar por Bs. 27,6 millones.

El ejercicio económico y financiero proyectado indica un ahorro por Bs. 7,4 millones en cuenta corriente y un superávit de Bs. 7,9 millones en cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**484.650.000**
- Transferencias para Financiar Gastos Corrientes	472.300.000
Del Sector Público	472.300.000
Recursos Ordinarios	330.610.000
Gestión Fiscal	117.602.700
Otras Fuentes	24.087.300
- Ingresos por Actividades Propias	12.350.000
Venta de Bienes	12.350.000
Recursos de Capital	**3.500.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.500.000
Recursos Financieros	**19.665.536**
- Activos Financieros	19.665.536
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.665.536
TOTAL	**507.815.536**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**477.265.536**
- Gastos de Consumo	458.058.197
Gastos de Personal	326.951.623
Materiales y Suministros	56.950.408
Servicios No Personales	70.656.166
Otros Gastos de Instituciones Descentralizadas	3.500.000
Depreciación y Amortización	3.500.000
- Otros Gastos Corrientes	19.207.339
Transferencias	19.207.339
Transferencias Corrientes al Sector Privado	19.207.339
Gastos de Capital	**3.000.000**
- Activos Reales	3.000.000
Otros Activos Reales	3.000.000
Aplicaciones Financieras	**27.550.000**
- Pasivos Financieros	27.550.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	27.550.000
Disminución de Cuentas a Pagar por Retenciones Laborales	27.550.000
TOTAL	**507.815.536**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Editar libro de la vida de Salvador Garmendia	Ejemplar	1500
Publicar la Historia Una Galería para Miraflores	Ejemplar	1.000
Editar Narrativa: Cuadrillo Casa Nacional de las Letras (Stefania Mosca)	Ejemplar	500
Publicar Lingüística: Libro de Tesis Joropo Venezolano (Cristóbal Jiménez)	Ejemplar	500
Publicar el Ensayo: Sobre la Obra José León Tapia	Ejemplar	500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**15**	**106.831.000**
Directivo	1	19.707.000
Profesional y Técnico	4	35.845.000
Personal Administrativo	5	34.672.000
Obrero	5	16.607.000
TOTAL	**15**	**106.831.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	5	34.672.000
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	4	35.845.000
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	1	19.707.000
	TOTAL	**10**	**90.224.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	2	5.018.000
II	247.105 _ 297.105	2	6.602.000
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	1	4.987.000
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**5**	**16.607.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**1**	**5.360.184**
Jubilado	1	5.360.184
TOTAL	**1**	**5.360.184**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección, Administración e Investigación Científica Literaria	476.765.536
99	Partidas no Asignables a Programas	31.050.000
	TOTAL	**507.815.536**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	326.951.623
4.02	Materiales y Suministros	56.950.408
4.03	Servicios no Personales	70.656.166
4.04	Activos Reales	3.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	27.550.000
4.07	Transferencias	19.207.339
4.08	Otros Gastos de Instituciones Descentralizadas	3.500.000
	TOTAL	**507.815.536**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**484.650.000**
- Transferencias Para Financiar Gastos Corrientes	472.300.000
Del Sector Público	472.300.000
De Entes Descentralizados	472.300.000
- Ingresos por Actividades Propias	12.350.000
Venta de Bienes	12.350.000
Ventas de Bienes o Servicios	12.350.000
B. Gastos Corrientes	**477.265.536**
- Gastos de Consumo	458.058.197
Gastos de Personal	326.951.623
Materiales y Suministros	56.950.408
Servicios No Personales	70.656.166
Otros Gastos de Instituciones Descentralizadas	3.500.000
Depreciación y Amortización	3.500.000
- Otros Gastos Corrientes	19.207.339
Transferencias	19.207.339
Transferencias Corrientes al Sector Privado	19.207.339
-Jubilación	19.207.339
C. Resultado Económico: Ahorro	**7.384.464**
II. Cuenta de Capital	
A. Recursos de Capital	**10.884.464**
- Ahorro en la Cuenta Corriente	7.384.464
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.500.000
B. Gastos de Capital	**3.000.000**
- Activos Reales	3.000.000
Otros Activos Reales	3.000.000
C. Resultado Financiero: Superávit	**7.884.464**
III. Cuenta Financiera	
A. Recursos Financieros	**27.550.000**
- Activos Financieros	19.665.536
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.665.536
- Superávit Financiero	7.884.464
B. Aplicaciones Financieras	**27.550.000**
- Pasivos Financieros	27.550.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	27.550.000
Disminución de Cuentas a Pagar por Retenciones Laborales	27.550.000

A0350

Fundación Museo de Arte Contemporáneo de Caracas Sofia Imber

FUNDACIÓN MUSEO DE ARTE CONTEMPORÁNEO DE CARACAS SOFIA IMBER

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo del Museo de Arte Contemporáneo de Caracas Sofía Imber, es la promoción artística mediante la exhibición permanente de obras de arte, así como la organización, programación y promoción de exposiciones artísticas temporales en su sede principal o en cualquier otro local dentro o fuera del territorio de la República.

El financiamiento de esta Fundación está conformada de la siguiente manera: Bs. 3.635,4 millones por transferencias corrientes del Sector Público; Bs. 225,0 millones por ventas de servicios (Las Tiendas MACCSI y talleres); Bs. 51,0 millones por concepto de ingresos de la propiedad (alquileres y otros); Bs. 160,7 millones de disminución de cuentas y efectos a cobrar al Ejecutivo Nacional.

Estos recursos permitirán financiar gastos corrientes por Bs. 3.875,4 millones y aplicaciones financieras por Bs. 196,7 millones .

Los resultados económicos y financieros esperados reflejarán en cuenta corriente un ahorro de Bs. 36,0 millones y un superávit financiero por Bs. 36 millones en cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.911.438.562**
- Transferencias para Financiar Gastos Corrientes	3.635.430.074
Del Sector Público	3.635.430.074
Recursos Ordinarios	2.581.155.353
Gestión Fiscal	905.222.088
Otras Fuentes	149.052.633
- Ingresos por Actividades Propias	225.008.488
Venta de Servicios	225.008.488
- Otros Ingresos Corrientes	51.000.000
Ingresos de la Propiedad	15.000.000
Otros	36.000.000
Recursos Financieros	**160.702.752**
- Activos Financieros	160.702.752
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	160.702.752
TOTAL	**4.072.141.314**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.875.438.562**
- Gastos de Consumo	3.624.250.562
Gastos de Personal	2.571.848.520
Materiales y Suministros	496.694.002
Servicios No Personales	555.708.040
- Otros Gastos Corrientes	251.188.000
Transferencias	251.188.000
Transferencias Corrientes al Sector Privado	251.188.000
Aplicaciones Financieras	**196.702.752**
- Activos Financieros	36.000.000
Incremento de Caja y Bancos	36.000.000
- Pasivos Financieros	160.702.752
Servicio de la Deuda Pública y Disminución de otros Pasivos	160.702.752
Disminución de Cuentas y Efectos a Pagar a Proveedores	57.527.600
Disminución de Cuentas y Efectos a Pagar a Contratistas	12.279.701
Disminución de Cuentas a Pagar por Retenciones Laborales	29.934.222
Disminución de Otras Cuentas y Efectos a Pagar	60.961.229
TOTAL	**4.072.141.314**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Exposición de Obras	Obra	60
Exposiciones de Tipo "A"	Exposición	8
Exposiciones de Tipo "B"	Exposición	11
Exposiciones de Tipo "C"	Exposición	18
Talleres	Taller	29
Visitas Guiadas	Visita	254
Conferencias, Clases Magistrales, Seminarios, Conciertos y Espectáculos	Evento	42
Servicio a Usuarios	Usuario	36.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**183**	**1.206.390.140**
Directivo	8	180.638.204
Profesional y Técnico	54	331.692.086
Personal Administrativo	121	694.059.850
TOTAL	**183**	**1.206.390.140**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	86	49.022.039
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	35	331.692.086
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119	54	645.037.811
XVII	997.120 Y MAS	8	180.638.204
	TOTAL	**183**	**1.206.390.140**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**20**	**126.100.000**
Jubilado	20	126.100.000
TOTAL	**20**	**126.100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración General	3.875.438.562
99	Partidas no Asignables a Programas	196.702.752
	TOTAL	**4.072.141.314**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.571.848.520
4.02	Materiales y Suministros	496.694.002
4.03	Servicios no Personales	555.708.040
4.05	Activos Financieros	36.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	160.702.752
4.07	Transferencias	251.188.000
	TOTAL	**4.072.141.314**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.911.438.562**
- Transferencias Para Financiar Gastos Corrientes	3.635.430.074
Del Sector Público	3.635.430.074
De Entes Descentralizados	3.635.430.074
- Ingresos por Actividades Propias	225.008.488
Venta de Servicios	225.008.488
Las Tiendas MACCSI	144.923.248
Talleres	80.085.240
- Otros Ingresos Corrientes	51.000.000
Ingresos de la Propiedad	15.000.000
Otros Ingresos de la Propiedad (Alquileres)	15.000.000
Otros Ingresos Ajenos a la Operación	36.000.000
B. Gastos Corrientes	**3.875.438.562**
- Gastos de Consumo	3.624.250.562
Gastos de Personal	2.571.848.520
Materiales y Suministros	496.694.002
Servicios No Personales	555.708.040
- Otros Gastos Corrientes	251.188.000
Transferencias	251.188.000
Transferencias Corrientes al Sector Privado	251.188.000
Jubilaciones	101.000.000
Otros Subsidios Sociales al Sector Privado	125.088.000
Aguinaldo a Personal Jubilado	25.100.000
C. Resultado Económico: Ahorro	**36.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**36.000.000**
- Ahorro en la Cuenta Corriente	36.000.000
B. Gastos de Capital	
C. Resultado Financiero: Superávit	**36.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**196.702.752**
- Activos Financieros	160.702.752
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	160.702.752
- Superávit Financiero	36.000.000
B. Aplicaciones Financieras	**196.702.752**
- Activos Financieros	36.000.000
Incremento de Caja y Bancos	36.000.000
- Pasivos Financieros	160.702.752
Servicio de la Deuda Pública y Disminución de otros Pasivos	160.702.752
Disminución de Cuentas y Efectos a Pagar a Proveedores	57.527.600
Disminución de Cuentas y Efectos a Pagar a Contratistas	12.279.701
Disminución de Cuentas a Pagar por Retenciones Laborales	29.934.222
Disminución de Otras Cuentas y Efectos a Pagar	60.961.229

A0371
Fundación Vicente Emilio Sojo

FUNDACIÓN VICENTE EMILIO SOJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Vicente Emilio Sojo (FUNVES) fue creada mediante Decreto Ley N° 1.339 de fecha 05 de noviembre de 1986, publicada en Gaceta Oficial N° 33.592, del 06/11/86 y su actividad principal es la búsqueda de la integración latinoamericana a través de la música, así como el estudio y la difusión de la música venezolana y latinoamericana, con especial énfasis en la vida y obra del maestro Vicente Emilio.

Entre las metas más importantes planteadas para el año 2004, la Fundación tiene estimado realizar 12 programaciones especiales de radios sobre la música venezolana, latinoamericana y del caribe, 4 publicaciones, 2 publicaciones de extensión, 12 proyectos de investigación, 1 seminario de catalogación y metodología y la visita de 7.200 usuarios al centro de documentación y biblioteca de la Fundación.

Para el ejercicio fiscal 2004 la Fundación Vicente Emilio Sojo estima financiar sus gastos con un total de recursos que ascienden a la cantidad de Bs. 542,3 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 529,4 millones (97,6%) y los Recursos de Capital integrados por la depreciación anual Bs. 12,9 millones (2,4%).

En relación al presupuesto de gastos se estima en Bs. 542,3 millones, distribuidos en gastos corrientes por Bs. 495,7 millones (91,4%), inversión en activos fijos Bs. 21,1 millones (3,9%) y aplicaciones financieras Bs. 25,6 millones (4,7%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un ahorro de Bs. 33,7 millones y superávit financiero en la cuenta capital de Bs. 25,6 millones, luego de considerar una inversión real de Bs. 21,1 millones que permitirá realizar compras de maquinarias y equipos diversos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**529.403.666**
- Transferencias para Financiar Gastos Corrientes	517.403.666
Del Sector Público	517.403.666
Recursos Ordinarios	367.356.603
Gestión Fiscal	128.833.513
Otras Fuentes	21.213.550
- Ingresos por Actividades Propias	12.000.000
Venta de Bienes	12.000.000
Recursos de Capital	**12.936.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	12.936.000
TOTAL	**542.339.666**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**495.679.641**
- Gastos de Consumo	477.450.864
Gastos de Personal	225.082.057
Materiales y Suministros	19.277.660
Servicios No Personales	220.155.147
Otros Gastos de Instituciones Descentralizadas	12.936.000
Depreciación y Amortización	12.936.000
- Otros Gastos Corrientes	18.228.777
Transferencias	18.228.777
Transferencias Corrientes al Sector Público	18.228.777
Gastos de Capital	**21.060.000**
- Activos Reales	21.060.000
Adquisición de Maquinarias y demás Equipos	21.060.000
Aplicaciones Financieras	**25.600.025**
- Activos Financieros	1.600.003
Incremento de Otros Activos no Circulantes	1.600.003
Otros	1.600.003
- Pasivos Financieros	24.000.022
Servicio de la Deuda Pública y Disminución de otros Pasivos	24.000.022
Disminución de Otras Cuentas y Efectos a Pagar	24.000.022
TOTAL	**542.339.666**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Programa Especial de Radio	Programa	12
Publicaciones	Publicación	4
Extensión Proyecto Publicación	Publicación	2
Investigaciones	Proyecto	12
Seminario de Catalogación y Metodología	Evento	1
Centro de Documentación y Biblioteca	Usuario	7.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**10**	**72.667.284**
Directivo	1	13.820.244
Profesional y Técnico	3	30.964.032
Personal Administrativo	2	16.022.016
Obrero	4	11.860.992
Personal Contratado	**11**	**42.500.000**
Profesional y Técnico	11	42.500.000
TOTAL	**21**	**115.167.284**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	11	42.500.000
IV	347.107 _ 397.107		
V	397.108 _ 447.108	1	5.160.000
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	1	9.240.000
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	3	32.586.048
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	1	13.820.244
	TOTAL	**17**	**103.306.292**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	4	11.860.992
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**4**	**11.860.992**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**1**	**13.495.112**
Jubilado	1	13.495.112
Obreros	**1**	**3.953.664**
Pensionado	1	3.953.664
TOTAL	**2**	**17.448.776**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	503.803.644
99	Partidas No Asignables a Programas	38.536.022
	TOTAL	**542.339.666**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	225.082.057
4.02	Materiales y Suministros	19.277.660
4.03	Servicios no Personales	220.155.147
4.04	Activos Reales	21.060.000
4.05	Activos Financieros	1.600.003
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	24.000.022
4.07	Transferencias	18.228.777
4.08	Otros Gastos de Instituciones Descentralizadas	12.936.000
	TOTAL	**542.339.666**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**529.403.666**
- Transferencias Para Financiar Gastos Corrientes	517.403.666
Del Sector Público	517.403.666
De la Administración Central	517.403.666
- Ingresos por Actividades Propias	12.000.000
Venta de Bienes	12.000.000
Material Musical, Compacto, Libros , Revistas, etc.	12.000.000
B. Gastos Corrientes	**495.679.641**
- Gastos de Consumo	477.450.864
Gastos de Personal	225.082.057
Materiales y Suministros	19.277.660
Servicios No Personales	220.155.147
Otros Gastos de Instituciones Descentralizadas	12.936.000
Depreciación y Amortización	12.936.000
- Otros Gastos Corrientes	18.228.777
Transferencias	18.228.777
Transferencias Corrientes al Sector Público	18.228.777
C. Resultado Económico: Ahorro	**33.724.025**
II. Cuenta de Capital	
A. Recursos de Capital	**46.660.025**
- Ahorro en la Cuenta Corriente	33.724.025
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	12.936.000
B. Gastos de Capital	**21.060.000**
- Activos Reales	21.060.000
Adquisición de Maquinarias y demás Equipos	21.060.000
C. Resultado Financiero: Superávit	**25.600.025**
III. Cuenta Financiera	
A. Recursos Financieros	**25.600.025**
- Superávit Financiero	25.600.025
B. Aplicaciones Financieras	**25.600.025**
- Activos Financieros	1.600.003
Incremento de Otros Activos no Circulantes	1.600.003
Otros	1.600.003
- Pasivos Financieros	24.000.022
Servicio de la Deuda Pública y Disminución de otros Pasivos	24.000.022
Disminución de Otras Cuentas y Efectos a Pagar	24.000.022

A0372
Fundación Teresa Carreño

FUNDACIÓN TERESA CARREÑO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Teresa Carreño fue creada mediante Decreto Ley N° 677 de fecha 21 de junio de 1985, publicada en la Gaceta Oficial N° 35.574, que consta en resolución N° 136 de fecha 17 de mayo de 1995 emanada del CONAC; su actividad principal es promover y difundir los valores de las artes escénicas mediante la programación y realización de espectáculos de alta calidad, dirigidos a públicos diversos.

Entre las metas mas importantes planteadas para el año 2004, la Fundación tiene programado la realización de 440 visitas guiadas, ejecutar 53 actividades sobre la educación y extensión cultural a través de cursos, charlas, talleres, conferencias, foros, cuenta cuentos, actividades infantiles, didácticas y recreativas, atender 13.019 espectadores del programa de educación y extensión cultural, desarrollar 28 funciones de ballet y danza, 20 funciones de espectáculos sinfónico-corales y 82 espectáculos musicales.

Para el ejercicio fiscal 2004, la Fundación Teresa Carreño estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 12.168,9 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 8.789,6 millones (72,2%), Recursos Financieros Bs. 2.887,9 millones (23,8%) y los Recursos de Capital Bs. 491,4 millones (4,0%).

El presupuesto de gasto se estima en Bs. 12.168,9 millones, distribuidos en gastos corrientes por Bs. 10.509,5 millones (86,4%) y aplicaciones financieras Bs. 1.659,3 millones (13,6%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 1.720,0 millones y un déficit financiero en la cuenta capital de Bs. 1.228,6 millones. El déficit será atendido con disponibilidad de caja y bancos y disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**8.789.583.303**
- Transferencias para Financiar Gastos Corrientes	7.829.881.448
Del Sector Público	7.829.881.448
Recursos Ordinarios	5.559.215.828
Gestión Fiscal	1.949.640.481
Otras Fuentes	321.025.139
- Ingresos por Actividades Propias	959.701.855
Venta de Servicios	959.701.855
Recursos de Capital	**491.400.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	491.400.000
Recursos Financieros	**2.887.868.856**
- Activos Financieros	2.887.868.856
Disminución de Caja y Bancos	587.868.856
Disminución de Cuentas a Cobrar	2.300.000.000
TOTAL	**12.168.852.159**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**10.509.545.927**
- Gastos de Consumo	10.259.281.183
Gastos de Personal	7.681.492.327
Materiales y Suministros	504.282.056
Servicios No Personales	1.572.106.800
Otros Gastos de Instituciones Descentralizadas	501.400.000
Depreciación y Amortización	491.400.000
Pérdida por Cuentas Incobrables	10.000.000
- Otros Gastos Corrientes	250.264.744
Transferencias	250.264.744
Transferencias Corrientes al Sector Privado	250.264.744
Aplicaciones Financieras	**1.659.306.232**
- Pasivos Financieros	1.659.306.232
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.659.306.232
Disminución de Cuentas y Efectos a Pagar a Proveedores	419.380.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	66.960.000
Disminución de Cuentas a Pagar por Retenciones Laborales	17.620.000
Disminución de Otras Cuentas y Efectos a Pagar	281.380.000
Disminución de Otros Pasivos Circulantes	50.660.000
Disminución de Otros Pasivos no Circulantes	823.306.232
TOTAL	**12.168.852.159**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
- Desarrollar el Programa de Visitas Guiadas	Visita	440
- Número de Asistentes a las Visitas Guiadas	Persona	2.400
- Ejecutar el Programa de Educación y Extensión Cultural:	Programa	53
Actividades Didácticas (Cursos - Talleres)	Actividad	21
Actividades Informativas (Conferencias - Foros - Charlas)	Actividad	21
Actividades Infantiles (Didácticas - Cuenta Cuentos - Recreativas)	Actividad	11
- Publico Asistente al Programa de Educación y Extensión Cultural	Persona	13.019
- Ejecutar el Programa de Espectáculos y Eventos Realizados en los Espacios Alternos	Programa	12
- Número Espectáculos y Eventos Realizados en los Espacios Alternos	Espectáculo /evento	67
- Número de Asistentes a Espectáculos y Eventos Realizados en los Espacios Alternos	Espectador	13.270
- Espectáculos de Ballet y Danza	Función	28
- Espectáculos Sinfónico-Corales	Función	20
- Espectáculos Musicales	Función	82
- Conciertos de Orquestas	Función	172
- Otros Eventos y Espectáculos	Función	48
- Número de Asistentes a la Programación Artística Independiente	Espectador	295.750

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**308**	**1.954.766.016**
Directivo	44	534.730.452
Profesional y Técnico	125	835.176.036
Personal Administrativo	79	348.865.668
Obrero	60	235.993.860
Personal Fijo a Tiempo Parcial	**60**	**190.398.492**
Profesional y Técnico	59	186.204.144
Personal Administrativo	1	4.194.348
Personal Contratado	**16**	**90.240.000**
Personal Administrativo	16	90.240.000
TOTAL	**384**	**2.235.404.508**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	79	247.843.008
III	297.106 _ 347.106	27	104.862.504
IV	347.107 _ 397.107	26	118.604.568
V	397.108 _ 447.108	38	196.229.640
VI	447.109 _ 497.109	43	243.984.264
VII	497.110 _ 547.110	4	25.321.764
VIII	547.111 _ 597.111	4	26.854.128
IX	597.112 _ 647.112	3	22.251.168
X	647.113 _ 697.113	37	304.790.520
XI	697.114 _ 747.114	12	105.640.692
XII	747.115 _ 797.115	2	19.113.960
XIII	797.116 _ 847.116	5	49.183.980
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	27	302.855.508
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	17	231.874.944
	TOTAL	**324**	**1.999.410.648**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	28	89.223.840
III	297.106 _ 347.106	11	42.002.076
IV	347.107 _ 397.107		
V	397.108 _ 447.108	21	104.767.944
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**60**	**235.993.860**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**44**	**192.406.441**
Jubilado	44	192.406.441
Obreros	**10**	**38.565.600**
Jubilado	10	38.565.600
TOTAL	**54**	**230.972.041**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Ejecutiva	7.784.337.707
02	Programación y Producción Artística	2.223.808.220
99	Partidas no Asignables a Programas	2.160.706.232
	TOTAL	**12.168.852.159**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	7.681.492.327
4.02	Materiales y Suministros	504.282.056
4.03	Servicios no Personales	1.572.106.800
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	1.659.306.232
4.07	Transferencias	250.264.744
4.08	Otros Gastos de Instituciones Descentralizadas	501.400.000
	TOTAL	**12.168.852.159**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.789.583.303**
- Transferencias Para Financiar Gastos Corrientes	7.829.881.448
Del Sector Público	7.829.881.448
De Entes Descentralizados	7.829.881.448
- Ingresos por Actividades Propias	959.701.855
Venta de Servicios	959.701.855
Espectáculos Presentados en las salas Ríos Reyna y José Félix Ribas	776.798.855
Alquiler sala de ensayos, Locales Comerciales y Espacios Alternos	144.252.000
Extensión Cultural y Otros Servicios	37.851.000
Aportes de Entes Privados	800.000
B. Gastos Corrientes	**10.509.545.927**
- Gastos de Consumo	10.259.281.183
Gastos de Personal	7.681.492.327
Materiales y Suministros	504.282.056
Servicios No Personales	1.572.106.800
Otros Gastos de Instituciones Descentralizadas	501.400.000
Depreciación y Amortización	491.400.000
Pérdida por Cuentas Incobrables	10.000.000
- Otros Gastos Corrientes	250.264.744
Transferencias	250.264.744
Transferencias Corrientes al Sector Privado	250.264.744
Jubilados e Incidencias	239.310.744
Otras Transferencias a personas e instituciones	10.954.000
C. Resultado Económico: Desahorro	**(1.719.962.624)**
II. Cuenta de Capital	
A. Recursos de Capital	**(1.228.562.624)**
- Desahorro en la Cuenta Corriente	(1.719.962.624)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	491.400.000
C. Resultado Financiero: Déficit	**(1.228.562.624)**
III. Cuenta Financiera	
A. Recursos Financieros	**2.887.868.856**
- Activos Financieros	2.887.868.856
Disminución de Caja y Bancos	587.868.856
Disminución de Cuentas a Cobrar	2.300.000.000
B. Aplicaciones Financieras	**2.887.868.856**
- Pasivos Financieros	1.659.306.232
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.659.306.232
Disminución de Cuentas y Efectos a Pagar a Proveedores	419.380.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	66.960.000
Disminución de Cuentas a Pagar por Retenciones Laborales	17.620.000
Disminución de Otras Cuentas y Efectos a Pagar	281.380.000
Disminución de Otros Pasivos Circulantes	50.660.000
Disminución de Otros Pasivos no Circulantes	823.306.232
- Déficit Financiero	1.228.562.624

A0373
Fundación Centro de Estudios
Latinoamericanos Rómulo Gallegos

FUNDACIÓN CENTRO DE ESTUDIOS LATINOAMERICANOS RÓMULO GALLEGOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Centro de Estudios Latinoamericanos "Rómulo Gallegos" (CELARG) tiene como objetivo principal el estudio, investigación e integración latinoamericana a través de la cultura; así como la difusión del pensamiento latinoamericano, con énfasis en la vida y obra de Rómulo Gallegos.

Para el ejercicio fiscal 2004, la Fundación estima realizar las siguientes metas: realizar 45 Programas radiales " Todo es América"; dictar 6 talleres de expresión literaria y actualidad cultural; presentar 30 conciertos de música y 20 funciones de teatro y danza; asistir 5 escuelas bolivarianas en artes visuales; organizar 5 exposiciones; 10 ciclos de conferencias; registrar 4.000 libros y revistas y atender 18000 usuarios a través de la institución e infocentro.

El CELARG, para alcanzar sus metas dispone de un financiamiento de Bs. 2.457,9 millones, de los cuales Bs. 1.881,4 millones (76,6%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 359,8 millones (14,6), recursos de capital Bs. 3,0 millones (0,1%), provenientes de la reserva de depreciación y Bs. 213,7 millones (8,7%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 2.289,9 millones (93,2%), inversión en activos por Bs. 30,0 millones (1,2%) y cancelación de pasivo a mediano y largo plazo de Bs. 138,0 millones (5,6%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.241.272.405**
- Transferencias para Financiar Gastos Corrientes	1.881.442.861
Del Sector Público	1.881.442.861
Recursos Ordinarios	1.335.824.431
Gestión Fiscal	468.479.273
Otras Fuentes	77.139.157
- Ingresos por Actividades Propias	359.829.544
Venta de Bienes	359.829.544
Recursos de Capital	**3.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.000.000
Recursos Financieros	**213.703.470**
- Activos Financieros	213.703.470
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	138.000.000
Disminución de Otras Cuentas y Efectos a Cobrar	75.703.470
TOTAL	**2.457.975.875**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.289.975.875**
- Gastos de Consumo	2.247.108.851
Gastos de Personal	1.768.760.400
Materiales y Suministros	60.425.600
Servicios No Personales	414.922.851
Otros Gastos de Instituciones Descentralizadas	3.000.000
Depreciación y Amortización	3.000.000
- Otros Gastos Corrientes	42.867.024
Transferencias	42.867.024
Transferencias Corrientes al Sector Privado	29.593.458
Otras Transferencias	13.273.566
Gastos de Capital	**30.000.000**
- Activos Intangibles	30.000.000
Aplicaciones Financieras	**138.000.000**
- Pasivos Financieros	138.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	138.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	10.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	108.000.000
TOTAL	**2.457.975.875**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Programa Radial "Todo es América"	Programa	45
Construcción de la Ciudadanía en la Historia de la Modernidad Latinoamericana	Informe	15
Talleres de Expresión Literaria y Actualidad Cultural	Taller	6
Conciertos de Música	Concierto	30
Teatro y Danza	Función	20
Exposiciones	Exposición	5
Conferencia Sobre Actualidad Cultural	Ciclo	10
El Celarg Recibe a	Evento	6
Presentación en Espacios Abiertos	Presentación	40
Procesos Técnicos	Registro	4.000
Atención al Usuario	Usuario	5.000
Infocentro	Usuario	13.000
Ciclo de Cine a Cargo de la Fundación y el Circuito de Gran Cine de Caracas	Ciclo	12
Asistencia a las Escuelas Bolivarianas en Artes Visuales	Escuela	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**79**	**447.986.791**
Directivo	8	98.365.705
Profesional y Técnico	21	158.503.972
Personal Administrativo	33	139.519.922
Obrero	17	51.597.192
Personal Fijo a Tiempo Parcial	**8**	**12.000.000**
Personal Administrativo	8	12.000.000
Personal Contratado	**15**	**78.000.000**
Profesional y Técnico	14	73.380.000
Personal Administrativo	1	4.620.000
TOTAL	**102**	**537.986.791**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	8	12.000.000
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	33	139.519.922
V	397.108 _ 447.108	15	78.000.000
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	23	187.316.783
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	5	54.584.094
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	1	14.968.800
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**85**	**486.389.599**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	16	48.163.968
II	247.105 _ 297.105	1	3.433.224
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**17**	**51.597.192**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**3**	**33.694.512**
Jubilado	3	33.694.512
Obreros	**2**	**9.172.512**
Jubilado	2	9.172.512
TOTAL	**5**	**42.867.024**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración	1.523.113.927
02	Investigación	153.775.717
03	Cursos Libres	382.240.247
04	Biblioteca	257.845.984
99	Partidas no Asignables a Programas	141.000.000
	TOTAL	**2.457.975.875**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.768.760.400
4.02	Materiales y Suministros	60.425.600
4.03	Servicios no Personales	414.922.851
4.04	Activos Reales	30.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	138.000.000
4.07	Transferencias	42.867.024
4.08	Otros Gastos de Instituciones Descentralizadas	3.000.000
	TOTAL	**2.457.975.875**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.241.272.405**
- Transferencias Para Financiar Gastos Corrientes	1.881.442.861
Del Sector Público	1.881.442.861
De Entes Descentralizados	1.881.442.861
- Ingresos por Actividades Propias	359.829.544
Alquiler de Salas de Teatro	187.670.944
Convenio Cinemateca	35.193.600
Coproducción,Cursos,Talleres y Seminarios	122.550.000
Servicios de Biblioteca, Venta de Libros, Exposiciones y Otros	14.415.000
B. Gastos Corrientes	**2.289.975.875**
- Gastos de Consumo	2.247.108.851
Gastos de Personal	1.768.760.400
Materiales y Suministros	60.425.600
Servicios No Personales	414.922.851
Otros Gastos de Instituciones Descentralizadas	3.000.000
Depreciación y Amortización	3.000.000
- Otros Gastos Corrientes	42.867.024
Transferencias	42.867.024
Transferencias Corrientes al Sector Privado	29.593.458
Jubilaciones	29.593.458
Otras Transferencias	13.273.566
Asignaciones a personal jubilado	7.398.365
Aportes caja de ahorro personal jubilado	2.959.345
Aportes patronal HCM del personal jubilado	2.915.856
C. Resultado Económico: Desahorro	**(48.703.470)**
II. Cuenta de Capital	
A. Recursos de Capital	**(45.703.470)**
- Desahorro en la Cuenta Corriente	(48.703.470)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.000.000
B. Gastos de Capital	**30.000.000**
- Activos Intangibles	30.000.000
C. Resultado Financiero: Déficit	**(75.703.470)**
III. Cuenta Financiera	
A. Recursos Financieros	**213.703.470**
- Activos Financieros	213.703.470
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	138.000.000
Disminución de Otras Cuentas y Efectos a Cobrar	75.703.470
B. Aplicaciones Financieras	**213.703.470**
- Pasivos Financieros	138.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	138.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	10.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	108.000.000
- Déficit Financiero	75.703.470

A0374

Fundación Kuai-Mare del Libro Venezolano

FUNDACIÓN KUAI-MARE DEL LIBRO VENEZOLANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Kuai-Mare del Libro Venezolano, tiene como misión la distribución y ventas de libros venezolanos y de organizaciones internacionales, así como, de bienes y libros culturales de América Latina y el Caribe.

La actividad principal de la Fundación de comercializar, distribuir, vender y promocionar los libros venezolanos, latinoamericanos y del caribe.

De las metas más relevantes para la fundación, destacan las siguientes: 6 ferias nacionales; 40.788 libros vendidos; creación de 4 librerías; 4 talleres de capacitación de libreros.

El Presupuesto de Ingresos de esta Fundación asciende a la cantidad de Bs. 1.244,3 millones, discriminados en: Bs. 933,5 millones del aporte del Ejecutivo; Bs. 300 millones por ventas de libros y Bs. 10,8 millones de recursos de capital provenientes de la depreciación acumulada.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 1.046,7 millones; gastos de capital Bs. 16,0 millones y disminución de cuentas y efectos a pagar a proveedores Bs. 181,6 millones.

El ejercicio económico y financiero proyectado indica un ahorro por Bs. 186,8 millones en cuenta corriente y un superávit de Bs. 181,6 millones en cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.233.463.196**
- Transferencias para Financiar Gastos Corrientes	933.463.196
Del Sector Público	933.463.196
Recursos Ordinarios	662.758.869
Gestión Fiscal	232.432.336
Otras Fuentes de Financiamiento	38.271.991
- Ingresos por Actividades Propias	300.000.000
Venta de Bienes	300.000.000
Recursos de Capital	**10.800.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.800.000
TOTAL	**1.244.263.196**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.046.663.196**
- Gastos de Consumo	1.046.663.196
Gastos de Personal	827.062.579
Materiales y Suministros	92.376.580
Servicios No Personales	116.424.037
Otros Gastos de Instituciones Descentralizadas	10.800.000
Depreciación y Amortización	10.800.000
Gastos de Capital	**16.000.000**
- Activos Reales	16.000.000
Otros Activos Reales	16.000.000
Aplicaciones Financieras	**181.600.000**
- Pasivos Financieros	181.600.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	181.600.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	181.600.000
TOTAL	**1.244.263.196**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Ferias Nacionales	Feria	6
Publicaciones	Folleto	4.000
Conferencias	Conferencia	7
Foros	Foro	3
Venta de Libros	Ejemplar	40.788
Creación de Librerías	Librería	4
Exposiciones	Exposición	4
Talleres de Capacitación de Libreros	Taller	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**49**	**239.201.500**
Directivo	9	93.047.650
Profesional y Técnico	3	20.468.850
Personal Administrativo	37	125.685.000
Personal Contratado	**6**	**6.900.000**
Obreros	6	6.900.000
TOTAL	**55**	**246.101.500**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	37	125.685.000
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111	3	20.468.850
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	9	93.047.650
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**49**	**239.201.500**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	6	6.900.000
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**6**	**6.900.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Comercialización de Libro	352.517.814
02	Estrategias Comunicacionales	125.740.604
03	Red de Librerías	573.604.778
99	Partidas no Asignables a Programas	192.400.000
	TOTAL	**1.244.263.196**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	827.062.579
4.02	Materiales y Suministros	92.376.580
4.03	Servicios no Personales	116.424.037
4.04	Activos Reales	16.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	181.600.000
4.08	Otros Gastos de Instituciones Descentralizadas	10.800.000
	TOTAL	**1.244.263.196**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.233.463.196**
- Transferencias Para Financiar Gastos Corrientes	933.463.196
Del Sector Público	933.463.196
De la Administración Central	933.463.196
- Ingresos por Actividades Propias	300.000.000
Venta de Bienes	300.000.000
Libros	300.000.000
B. Gastos Corrientes	**1.046.663.196**
- Gastos de Consumo	1.046.663.196
Gastos de Personal	827.062.579
Materiales y Suministros	92.376.580
Servicios no Personales	116.424.037
Otros Gastos de Instituciones Descentralizadas	10.800.000
Depreciación y Amortización	10.800.000
C. Resultado Económico : Ahorro	**186.800.000**
II. Cuenta de Capital	
A. Recursos de Capital	**197.600.000**
- Ahorro en la Cuenta Corriente	186.800.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.800.000
B. Gastos de Capital	**16.000.000**
- Activos Reales	16.000.000
Otros Activos Reales	16.000.000
C. Resultado Financiero: Superávit	**181.600.000**
III. Cuenta Financiera	
A. Recursos Financieros	**181.600.000**
- Superávit Financiero	181.600.000
B. Aplicaciones Financieras	**181.600.000**
- Pasivos Financieros	181.600.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	181.600.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	181.600.000

A0375
Fundación Casa del Artista

FUNDACIÓN CASA DEL ARTISTA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Casa del Artista tiene como objetivos fomentar el desarrollo del artista del espectáculo a todos los niveles artísticos, radio, cine, teatro y televisión; así como cooperar con otras instituciones del país en la promoción de los espectáculos, y participar en acciones a escala internacional que tiendan a la divulgación del artista nacional, entre otras.

La Fundación Casa del Artista para alcanzar las metas dispone de un financiamiento de Bs. 1.201,6 millones, los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 998,9 millones (83,1%); Recursos Financieros Bs. 186,9 millones (15,6) y los Recursos de Capital Bs. 15,8 millones (1,3%).

El presupuesto de gastos se estima en Bs. 1.201,6 millones, distribuidos en gastos corrientes por Bs. 1.103,6 millones (91,8%), inversión en activos fijos Bs. 48,0 millones (4,0%) y aplicaciones financieras Bs. 50,0 millones (4,2%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 104,7 millones y un déficit financiero en la cuenta capital de Bs. 136,9 millones, luego de considerar una inversión real de Bs. 48,0 millones que permitirá la compra de repuestos y reparaciones mayores, adquisición de maquinarias y equipos diversos y activos intangibles. El déficit será atendido con disponibilidad de caja y bancos y disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**998.890.400**
- Transferencias para Financiar Gastos Corrientes	396.100.000
Del Sector Público	396.100.000
Recursos Ordinarios	277.270.000
Gestión Fiscal	98.628.900
Otras Fuentes	20.201.100
- Ingresos por Actividades Propias	336.340.000
Venta de Servicios	336.340.000
- Otros Ingresos Corrientes	266.450.400
Ingresos de la Propiedad	266.450.400
Recursos de Capital	**15.800.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.800.000
Recursos Financieros	**186.933.760**
- Activos Financieros	186.933.760
Disminución de Caja y Bancos	45.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	23.209.458
Disminución de Otras Cuentas y Efectos a Cobrar	118.724.302
TOTAL	**1.201.624.160**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.103.624.160**
- Gastos de Consumo	1.093.624.160
Gastos de Personal	791.234.160
Materiales y Suministros	78.190.000
Servicios No Personales	208.400.000
Otros Gastos de Instituciones Descentralizadas	15.800.000
Depreciación y Amortización	15.800.000
- Otros Gastos Corrientes	10.000.000
Transferencias	10.000.000
Transferencias Corrientes al Sector Privado	10.000.000
Gastos de Capital	**48.000.000**
- Activos Reales	43.000.000
Repuestos y Reparaciones Mayores	22.500.000
Adquisición de Maquinarias y demás Equipos	15.500.000
Otros Activos Reales	5.000.000
- Activos Intangibles	5.000.000
Aplicaciones Financieras	**50.000.000**
- Pasivos Financieros	50.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	50.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	30.000.000
TOTAL	**1.201.624.160**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Ejecución Programa Apoyo a los Procesos de Gestión	Programa	74
Ejecución Programa Asistencia Integral al Artista (asistencia Socio-económica)	Artista Atendido.	25
Ejecución Programa Permanente de Formación y Extensión Profesional (terceros)	Taller	32
Charlas	Charla	14
Shows Musicales	Evento/ Espectáculo	37
Espectáculos Teatrales	Evento/ Espectáculo	47
Ballet y Danza	Evento/ Espectáculo	37
Otros Eventos y Espectáculos	Evento/ Espectáculo	50

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**42**	**181.251.636**
Directivo	2	24.280.704
Profesional y Técnico	19	93.313.140
Personal Administrativo	13	39.935.808
Obrero	8	23.721.984
Personal Contratado	**3**	**20.700.000**
Profesional y Técnico	3	20.700.000
TOTAL	**45**	**201.951.636**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	16	47.443.968
II	247.105 _ 297.105	3	10.156.464
III	297.106 _ 347.106	3	11.093.280
IV	347.107 _ 397.107	2	9.240.000
V	397.108 _ 447.108		
VI	447.109 _ 497.109	3	17.424.000
VII	497.110 _ 547.110	4	26.136.000
VIII	547.111 _ 597.111	3	20.700.000
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	1	11.755.236
XVII	997.120 Y MAS	2	24.280.704
	TOTAL	**37**	**178.229.652**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	8	23.721.984
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**8**	**23.721.984**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	80.758.077
02	Servicios Centrales	708.235.367
03	Producción Mantenimiento	346.830.716
99	Partidas no Asignables a Programas	65.800.000
	TOTAL	**1.201.624.160**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	791.234.160
4.02	Materiales y Suministros	78.190.000
4.03	Servicios no Personales	208.400.000
4.04	Activos Reales	48.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	50.000.000
4.07	Transferencias	10.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	15.800.000
	TOTAL	**1.201.624.160**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**998.890.400**
- Transferencias Para Financiar Gastos Corrientes	396.100.000
Del Sector Público	396.100.000
- Ingresos por Actividades Propias	336.340.000
Venta de Servicios	336.340.000
Ingresos por Cursos, Shows Musicales , Espectáculos Teatrales Ballet y Danza y Otros Eventos y Espectáculos	336.340.000
- Otros Ingresos Corrientes	266.450.400
Ingresos de la Propiedad	266.450.400
Intereses por Dinero en Depósito	6.000.000
Otros Ingresos de la Propiedad Otros	260.450.400
B. Gastos Corrientes	**1.103.624.160**
- Gastos de Consumo	1.093.624.160
Gastos de Personal	791.234.160
Materiales y Suministros	78.190.000
Servicios No Personales	208.400.000
Otros Gastos de Instituciones Descentralizadas	15.800.000
Depreciación y Amortización	15.800.000
- Otros Gastos Corrientes	10.000.000
Transferencias	10.000.000
Transferencias Corrientes al Sector Privado	10.000.000
Transferencias Corrientes Otorgados al Sector Privado	10.000.000
C. Resultado Económico: Desahorro	**(104.733.760)**
II. Cuenta de Capital	
A. Recursos de Capital	**(88.933.760)**
- Desahorro en la Cuenta Corriente	(104.733.760)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.800.000
B. Gastos de Capital	**48.000.000**
- Activos Reales	43.000.000
Repuestos y Reparaciones Mayores	22.500.000
Adquisición de Maquinarias y Demás Equipos	15.500.000
Otros Activos Reales	5.000.000
- Activos Intangibles	5.000.000
C. Resultado Financiero: Déficit	**(136.933.760)**
III. Cuenta Financiera	
A. Recursos Financieros	**186.933.760**
- Activos Financieros	186.933.760
Disminución de Caja y Bancos	45.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	23.209.458
Disminución de Otras Cuentas y Efectos a Cobrar	118.724.302
B. Aplicaciones Financieras	**186.933.760**
- Pasivos Financieros	50.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	50.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	30.000.000
- Déficit Financiero	136.933.760

A0376
Fundación Museo de Bellas Artes

FUNDACIÓN MUSEO DE BELLAS ARTES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La actividad fundamental de la Fundación es la de administrar y dirigir el funcionamiento del Museo de Bellas Artes, lo cual implica preservar, investigar, difundir y fomentar las artes plásticas internacionales de todos los tiempos, incluyendo el arte latinoamericano.

Para el ejercicio económico 2004, la Fundación contempla recursos por Bs. 3.499,2 millones (92,3%) proveniente de transferencias corrientes del Sector Público, Bs. 13,3 millones (0,4%) correspondientes ventas de bienes en la tienda del Museo, Bs.74,1 (2,0%) del fondo de depreciación y Bs. 205,0 millones (5,3%) de recursos financieros (disminución de caja y bancos y disminución de otras cuentas a cobrar).

El presupuesto de gastos de la Fundación, asciende a Bs. 3.791,6 millones, distribuidos en gastos corrientes Bs. 3.586,6 millones y aplicaciones financieras por Bs. 205,0 millones.

La gestión económica y financiera de la Fundación Museo de Bellas Artes, derivará en un desahorro en cuenta corriente por Bs. 74,1 millones y un equilibrio en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.512.472.532**
- Transferencias para Financiar Gastos Corrientes	3.499.232.182
Del Sector Público	3.499.232.182
Recursos Ordinarios	2.484.454.849
Gestión Fiscal	871.308.814
Otras Fuentes	143.468.519
- Ingresos por Actividades Propias	13.240.350
Venta de Bienes	13.240.350
Recursos de Capital	**74.086.364**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	74.086.364
Recursos Financieros	**205.000.000**
- Activos Financieros	205.000.000
Disminución de Caja y Bancos	200.219.799
Disminución de Otras Cuentas y Efectos a Cobrar	4.780.201
TOTAL	**3.791.558.896**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.586.558.896**
- Gastos de Consumo	3.472.456.996
Gastos de Personal	2.857.403.276
Materiales y Suministros	90.077.864
Servicios No Personales	450.889.492
Otros Gastos de Instituciones Descentralizadas	74.086.364
Depreciación y Amortización	74.086.364
- Otros Gastos Corrientes	114.101.900
Transferencias	114.101.900
Transferencias Corrientes al Sector Privado	66.376.966
Transferencias Corrientes al Sector Público	600.000
Otras Transferencias	47.124.934
Aplicaciones Financieras	**205.000.000**
- Pasivos Financieros	205.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	205.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	100.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	13.000.000
Disminución de Otras Cuentas y Efectos a Pagar	92.000.000
TOTAL	**3.791.558.896**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Proyecto de Conservación, Preservación y Restauración de Obras	Obra	1
Catálogo, Libro, Maqueta, Guía, Hojas de Sala, Invitaciones y Otros	Catálogo, Libro	15
Medieval Contemporáneo, Artes Populares, Tradicionales, Disciplinas Clásicas	Exposición	12
Cuñas, Micro, Documentales y Ciclos de Cine y Foros	Proyecto	1
Conferencias, Seminarios, Conciertos	Evento	35
Talleres Permanentes, Puntuales, Vacacionales y Temporales	Taller	6
Dotación de Materiales y Equipos. de Fotografía, la Cultura en el Metro	Proyecto	4
Proyecto de Sistema de Control Interno y Externo del Patrimonio	Sistema	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**141**	**949.263.060**
Directivo	12	161.490.324
Profesional y Técnico	35	327.176.424
Personal Administrativo	67	367.031.016
Obrero	27	93.565.296
Personal Fijo a Tiempo Parcial	**3**	**7.831.668**
Profesional y Técnico	1	3.600.000
Personal Administrativo	2	4.231.668
Personal Contratado	**4**	**20.000.000**
Profesional y Técnico	2	12.524.864
Personal Administrativo	2	7.475.136
TOTAL	**148**	**977.094.728**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	19	53.868.224
II	247.105 _ 297.105		
III	297.106 _ 347.106	3	11.628.756
IV	347.107 _ 397.107	3	12.984.240
V	397.108 _ 447.108	15	74.934.060
VI	447.109 _ 497.109	10	57.032.460
VII	497.110 _ 547.110	12	74.416.980
VIII	547.111 _ 597.111	5	34.414.332
IX	597.112 _ 647.112	5	37.727.580
X	647.113 _ 697.113	2	15.783.360
XI	697.114 _ 747.114	5	42.292.800
XII	747.115 _ 797.115	1	9.135.240
XIII	797.116 _ 847.116	1	9.767.028
XIV	847.117 _ 897.117	27	276.596.448
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	1	11.457.600
XVII	997.120 Y MAS	12	161.490.324
	TOTAL	**121**	**883.529.432**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	23	75.350.244
III	297.106 _ 347.106	1	3.975.540
IV	347.107 _ 397.107	2	9.240.000
V	397.108 _ 447.108	1	4.999.512
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**27**	**93.565.296**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**12**	**113.321.899**
Jubilado	10	65.528.190
Pensionado	2	47.793.709
TOTAL	**12**	**113.321.899**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior y de Apoyo Administrativo	2.084.059.814
02	Museografía y Museología	620.047.975
03	Promoción, Difusión y Educación	808.364.743
99	Partidas no Asignables a Programas	279.086.364
	TOTAL	**3.791.558.896**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.857.403.276
4.02	Materiales y Suministros	90.077.864
4.03	Servicios no Personales	450.889.492
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	205.000.000
4.07	Transferencias	114.101.900
4.08	Otros Gastos de Instituciones Descentralizadas	74.086.364
	TOTAL	**3.791.558.896**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.512.472.532**
- Transferencias Para Financiar Gastos Corrientes	3.499.232.182
Del Sector Público	3.499.232.182
De la Administración Central	3.499.232.182
- Ingresos por Actividades Propias	13.240.350
Venta de Bienes	13.240.350
Tienda, Venta Catálogos, Otros	13.240.350
B. Gastos Corrientes	**3.586.558.896**
- Gastos de Consumo	3.472.456.996
Gastos de Personal	2.857.403.276
Materiales y Suministros	90.077.864
Servicios No Personales	450.889.492
Otros Gastos de Instituciones Descentralizadas	74.086.364
Depreciación y Amortización	74.086.364
- Otros Gastos Corrientes	114.101.900
Transferencias	114.101.900
Transferencias Corrientes al Sector Privado	66.376.966
Pensiones	7.532.868
Jubilaciones	58.664.098
Becas Escolares	180.000
Transferencias Corrientes al Sector Público	600.000
Transferencias Corrientes a Otros Organismos del Sector Público	600.000
Otras Transferencias	47.124.934
Asistencia Social Personal Pensionado	6,864.092
Asistencia social personal Jubilado	40.260.842
C. Resultado Económico: Desahorro	**(74.086.364)**
II. Cuenta de Capital	
A. Recursos de Capital	
- Desahorro en la Cuenta Corriente	(74.086.364)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	74.086.364
B. Gastos de Capital	
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**205.000.000**
- Activos Financieros	205.000.000
Disminución de Caja y Bancos	200.219.799
Disminución de Otras Cuentas y Efectos a Cobrar	4.780.201
B. Aplicaciones Financieras	**205.000.000**
- Pasivos Financieros	205.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	205.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	100.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	13.000.000
Disminución de Otras Cuentas y Efectos a Pagar	92.000.000

A0377
Fundación Museo Alejandro Otero

FUNDACIÓN MUSEO ALEJANDRO OTERO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Museo Alejandro Otero fue creada mediante Decreto Ley Número 1.077, publicada en Gaceta Oficial Número 34.530 de fecha 14 de agosto de 1990, con el objetivo principal de exhibir, investigar, preservar, adquirir, difundir y fomentar el arte moderno y contemporáneo, nacional e internacional; con especial énfasis en la obra de Alejandro Otero; además de contribuir con el desarrollo integral de la comunidad a través de un acercamiento sistemático de la experiencia estética.

La Institución estima realizar las siguientes metas: 28 proyectos expositivos sobre el arte venezolano y la obra de Alejandro Otero; 18 seminarios sobre la sensibilización de grupos; 9 conferencias; 1.498 visitas guiadas; 10 publicaciones; 15 notas de prensas y por último 51 talleres y 13 charlas sobre capacitación museística y sensibilización de los vecinos.

Para el ejercicio fiscal 2004, la Fundación estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 1.940,7 millones, los cuales se derivan de las siguientes fuentes: Ingresos Corrientes Bs. 1.651,4 millones (85,1%); Recursos Financieros Bs. 272,2 millones (14,0%) y los Recursos de Capital Bs. 17,1 millones (0,9%).

En relación al presupuesto de gastos se estima en Bs. 1.940,7 millones, distribuidos en Gastos Corrientes por Bs. 1.897,0 millones (97,8%) y Aplicaciones Financieras Bs. 43,0 millones (2,2%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 246,3 millones y un Déficit financiero en la cuenta capital de Bs. 229,2 millones. El déficit será atendido con disponibilidad de caja y bancos y disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.651.446.689**
- Transferencias para Financiar Gastos Corrientes	1.593.398.198
Del Sector Público	1.593.398.198
Recursos Ordinarios	1.131.312.721
Gestión Fiscal	396.756.151
Otras Fuentes	65.329.326
- Ingresos por Actividades Propias	3.000.000
Venta de Servicios	3.000.000
- Otros Ingresos Corrientes	55.048.491
Ingresos de la Propiedad	2.400.000
Otros	52.648.491
Recursos de Capital	**17.060.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	17.060.000
Recursos Financieros	**272.218.398**
- Activos Financieros	272.218.398
Disminución de Caja y Bancos	26.885.065
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	245.333.333
TOTAL	**1.940.725.087**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.897.725.087**
- Gastos de Consumo	1.895.725.087
Gastos de Personal	1.542.608.808
Materiales y Suministros	114.976.279
Servicios No Personales	221.080.000
Otros Gastos de Instituciones Descentralizadas	17.060.000
Depreciación y Amortización	17.060.000
- Otros Gastos Corrientes	2.000.000
Transferencias	2.000.000
Transferencias Corrientes al Sector Privado	2.000.000
Aplicaciones Financieras	**43.000.000**
- Pasivos Financieros	43.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	43.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	18.000.000
Disminución de Otros Pasivos no Circulantes	25.000.000
TOTAL	**1.940.725.087**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Proyectos Expositivos	Exposición	28
Proyección Nacional e Internacional	Dossier	200
	Seminario	18
	Evento	17
	Conferencia	9
Sensibilización de Grupos Visitantes	Visita Guiada	1.493
	Publicación	10
	Nota de Prensa	15
	Evento Musical	24
	Catálogo	1
Sentido de Pertenencia	Anuncio de Prensa	3
	Ejemplares	12.000
	Reunión	24
Acercamiento de Niños al Museo	Página Web	12
	Cine	24
Capacitación Museística y Sensibilización de los Vecinos	Taller	51
	Charla	13

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**72**	**454.872.444**
Directivo	19	174.577.884
Profesional y Técnico	20	131.556.384
Personal Administrativo	22	112.399.668
Obrero	11	36.338.508
Personal Fijo a Tiempo Parcial	**1**	**5.107.284**
Directivo	1	5.107.284
Personal Contratado	**50**	**76.000.000**
Profesional y Técnico	50	76.000.000
TOTAL	**123**	**535.979.728**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	49	67.600.000
II	247.105 _ 297.105		
III	297.106 _ 347.106	2	7.629.360
IV	347.107 _ 397.107		
V	397.108 _ 447.108	14	70.932.564
VI	447.109 _ 497.109	10	57.117.888
VII	497.110 _ 547.110	11	65.990.244
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	1	7.666.560
X	647.113 _ 697.113	5	39.726.720
XI	697.114 _ 747.114	13	109.807.680
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	5	49.508.820
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	1	11.022.540
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	1	12.638.844
	TOTAL	**112**	**499.641.220**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	11	36.338.508
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**11**	**36.338.508**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	666.957.279
02	Museología	1.213.707.808
99	Partidas no Asignables a Programas	60.060.000
	TOTAL	**1.940.725.087**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.542.608.808
4.02	Materiales y Suministros	114.976.279
4.03	Servicios no Personales	221.080.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	43.000.000
4.07	Transferencias	2.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	17.060.000
	TOTAL	**1.940.725.087**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.651.446.689**
- Transferencias Para Financiar Gastos Corrientes	1.593.398.198
Del Sector Público	1.593.398.198
De Entes Descentralizados	1.593.398.198
- Ingresos por Actividades Propias	3.000.000
Venta de Servicios	3.000.000
Tienda, Catálogo, Taller	3.000.000
- Otros Ingresos Corrientes	55.048.491
Ingresos de la Propiedad	2.400.000
Intereses por Dinero en Depósito	2.400.000
Otros	52.648.491
Donaciones y Patrocinio, Alquiler de Espacio, Infocentro y Buzón de Donación	52.648.491
B. Gastos Corrientes	**1.897.725.087**
- Gastos de Consumo	1.895.725.087
Gastos de Personal	1.542.608.808
Materiales y Suministros	114.976.279
Servicios No Personales	221.080.000
Otros Gastos de Instituciones Descentralizadas	17.060.000
Depreciación y Amortización	17.060.000
- Otros Gastos Corrientes	2.000.000
Transferencias	2.000.000
Transferencias Corrientes al Sector Privado	2.000.000
Organización Mundial de Museos	2.000.000
C. Resultado Económico: Desahorro	**(246.278.398)**
II. Cuenta de Capital	
A. Recursos de Capital	**(229.218.398)**
- Desahorro en la Cuenta Corriente	(246.278.398)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	17.060.000
C. Resultado Financiero: Déficit	**(229.218.398)**
III. Cuenta Financiera	
A. Recursos Financieros	**272.218.398**
- Activos Financieros	272.218.398
Disminución de Caja y Bancos	26.885.065
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	245.333.333
B. Aplicaciones Financieras	**272.218.398**
- Pasivos Financieros	43.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	43.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	18.000.000
Disminución de Otros Pasivos no Circulantes	25.000.000
- Déficit Financiero	229.218.398

A0378
Fundación de Etnomusicologia y Folklore

FUNDACIÓN DE ETNOMUSICOLOGIA Y FOLKLORE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación de Etnomusicología y Folklore fue creada mediante la Gaceta Oficial Número 34.558 del 21/09/90 y su actividad principal es la investigación, preservación y difusión de la cultura tradicional y popular de Venezuela, Latinoamericana y el Caribe.

Para el Ejercicio Fiscal 2004, la Fundación estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 1.482,9 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 1.266,1 millones (85,4%), Recursos Financieros 174,9 millones (11,8%) y Recursos de Capital Bs. 41,9 millones (2,8%).

En relación al presupuesto de gastos se estima en Bs. 1.482,9 millones, distribuidos en gastos corrientes por Bs. 1.247,0 millones (84,1%), inversión en activos fijos Bs. 73,5 millones (4,9%) y aplicaciones financieras Bs. 162,4 millones (11,0%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un ahorro de Bs. 19,1 millones y un déficit financiero en la cuenta capital de Bs. 12,5 millones, luego de considerar una inversión real de Bs. 73,5 millones que permitirá realizar compras de maquinarias y equipos. El déficit será atendido con la disponibilidad de caja y banco y la disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.266.126.441**
- Transferencias para Financiar Gastos Corrientes	1.236.108.237
Del Sector Público	1.236.108.237
De la Administración Central	1.228.108.237
Recursos Ordinarios	871.956.848
Gestión Fiscal	305.798.951
Otras Fuentes	50.352.438
De Entes Descentralizados	8.000.000
- Ingresos por Actividades Propias	12.400.000
Venta de Bienes	9.000.000
Venta de Servicios	3.400.000
- Otros Ingresos Corrientes	17.618.204
Ingresos de la Propiedad	17.600.000
Otros	18.204
Recursos de Capital	**41.869.083**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	41.869.083
Recursos Financieros	**174.859.478**
- Activos Financieros	174.859.478
Disminución de Caja y Bancos	161.597.422
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	13.262.056
TOTAL	**1.482.855.002**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.246.977.806**
- Gastos de Consumo	1.241.615.067
Gastos de Personal	729.899.738
Materiales y Suministros	46.249.487
Servicios No Personales	412.996.369
Otros Gastos de Instituciones Descentralizadas	52.469.473
Depreciación y Amortización	41.869.083
Otros	10.600.390
- Otros Gastos Corrientes	5.362.739
Transferencias	5.362.739
Transferencias Corrientes al Sector Público	5.362.739
Gastos de Capital	**73.500.000**
- Activos Reales	73.500.000
Adquisición de Maquinarias y demás Equipos	46.500.000
Otros Activos Reales	27.000.000
Aplicaciones Financieras	**162.377.196**
- Activos Financieros	17.000.000
Incremento de Inversiones Temporales	17.000.000
- Pasivos Financieros	145.377.196
Servicio de la Deuda Pública y Disminución de otros Pasivos	145.377.196
Disminución de Cuentas a Pagar por Retenciones Laborales	33.168.287
Disminución de Otras Cuentas y Efectos a Pagar	112.208.909
TOTAL	**1.482.855.002**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Investigaciones	Investigación	2
Publicaciones	Publicación	8
Visitas Guiadas	Visita	14
Capacitación Público General en Cultura Popular e Identidad	Taller	10
Capacitación Público General en Cultura Popular e Identidad	Persona	300
Integración Cultural de la Ciudad / Eventos	Concierto	4
Difusión de las Colecciones Serie Discográfica	Pieza	2
Difusión de las Colecciones Programas Radiales	Micro	48
Atención Usuario	Usuario	2.500
Automatización y Digitalización Colecciones	Pieza	13.340
Conservación y Restauración de Colecciones	Pieza	688
Adquisición de Colecciones y Publicaciones	Pieza	210
Proyecto red de Información	Proyecto	1
Proyecto de Adecuación de Espacios	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**15**	**102.095.000**
Directivo	1	12.000.000
Profesional y Técnico	7	48.695.000
Personal Administrativo	7	41.400.000
Personal Fijo a Tiempo Parcial	**1**	**8.400.000**
Directivo	1	8.400.000
Personal Contratado	**28**	**166.112.000**
Personal de Investigación	28	166.112.000
TOTAL	**44**	**276.607.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	480.000
II	247.105 _ 297.105	1	3.000.000
III	297.106 _ 347.106	11	42.720.000
IV	347.107 _ 397.107	4	17.971.000
V	397.108 _ 447.108	4	19.320.000
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	4	24.360.000
VIII	547.111 _ 597.111	2	
IX	597.112 _ 647.112	2	15.420.000
X	647.113 _ 697.113	1	8.280.000
XI	697.114 _ 747.114	5	42.208.000
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	1	10.296.000
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	7	80.552.000
XVII	997.120 Y MAS	1	12.000.000
	TOTAL	**44**	**276.607.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**1**	**5.363.000**
Jubilado	1	5.363.000
TOTAL	**1**	**5.363.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración	1.268.008.333
99	Partidas no Asignables a Programas	214.846.669
	TOTAL	**1.482.855.002**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	729.899.738
4.02	Materiales y Suministros	46.249.487
4.03	Servicios no Personales	412.996.369
4.04	Activos Reales	73.500.000
4.05	Activos Financieros	17.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	145.377.196
4.07	Transferencias	5.362.739
4.08	Otros Gastos de Instituciones Descentralizadas	52.469.473
	TOTAL	**1.482.855.002**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.266.126.441**
- Transferencias Para Financiar Gastos Corrientes	1.236.108.237
Del Sector Público	1.236.108.237
De la Administración Central	1.228.108.237
De Entes Descentralizados	8.000.000
- Ingresos por Actividades Propias	12.400.000
Venta de Bienes	9.000.000
Venta de Servicios	3.400.000
- Otros Ingresos Corrientes	17.618.204
Ingresos de la Propiedad	17.600.000
Intereses por Dinero en Depósito	17.600.000
Otros	18.204
B. Gastos Corrientes	**1.246.977.806**
- Gastos de Consumo	1.241.615.067
Gastos de Personal	729.899.738
Materiales y Suministros	46.249.487
Servicios No Personales	412.996.369
Otros Gastos de Instituciones Descentralizadas	52.469.473
Depreciación y Amortización	41.869.083
Otros - Perdidas Ajenas a Operación	10.600.390
- Otros Gastos Corrientes	5.362.739
Transferencias	5.362.739
Transferencias Corrientes al Sector Público	5.362.739
C. Resultado Económico: Ahorro	**19.148.635**
II. Cuenta de Capital	
A. Recursos de Capital	**61.017.718**
- Ahorro en la Cuenta Corriente	19.148.635
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	41.869.083
B. Gastos de Capital	**73.500.000**
- Activos Reales	73.500.000
Adquisición de Maquinarias y demás Equipos	46.500.000
Otros Activos Reales	27.000.000
C. Resultado Financiero: Déficit	**(12.482.282)**
III. Cuenta Financiera	
A. Recursos Financieros	**174.859.478**
- Activos Financieros	174.859.478
Disminución de Caja y Bancos	161.597.422
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	13.262.056
B. Aplicaciones Financieras	**174.859.478**
- Activos Financieros	17.000.000
Incremento de Inversiones Temporales	17.000.000
- Pasivos Financieros	145.377.196
Servicio de la Deuda Pública y Disminución de otros Pasivos	145.377.196
Disminución de Cuentas a Pagar por Retenciones Laborales	33.168.287
Disminución de Otras Cuentas y Efectos a Pagar	112.208.909
- Déficit Financiero	12.482.282

A0379
Fundación Museo de Ciencias

FUNDACIÓN MUSEO DE CIENCIAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Museo de Ciencias fue creada mediante la Gaceta Oficial N° 34.620 del 20/12/90 y su actividad principal es la investigación, educación, promoción y divulgación de las ciencias, así como la preservación y conservación del patrimonio científico cultural, constituido por sus colecciones.

Entre las metas más importantes planteadas para el año 2004, la Fundación Museo de Ciencias tiene estimado realizar 2 exposiciones en sede, 5 exposiciones en otras sedes de Caracas, 3 exposiciones en otras ciudades del país, 2 exposición en el exterior, atender a 1.137.000 visitantes, inaugurar 5 eventos sobre ciencia, llevar a cabo 687 programas de divulgación relativo a la ciencia, guiar a 989 visitas a exposiciones y hacer el inventario y registro de 85 colecciones.

Para el ejercicio fiscal 2004 la Fundación Museo de Ciencias estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 3.314,4 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 3.036,0 millones (91,6%), Recursos Financieros 128,1 millones (3,9%) y Recursos de Capital Bs. 150,3 millones (4,5%).

En relación al presupuesto de gastos se estima en Bs. 3.314,4 millones, distribuidos en gastos corrientes por Bs. 3.035,9 millones (91,6%), inversión en activos fijos Bs. 228,5 millones (6,9%) y aplicaciones financieras Bs. 50,0 millones (1,5%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un ahorro de Bs. 0,1 millón y un déficit financiero en la cuenta capital de Bs. 78,1 millones luego de considerar una inversión real de Bs. 228,5 millones que permitirá realizar compras de maquinarias y equipos diversos y activos intangibles. El déficit será atendido con la disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.036.022.706**
- Transferencias para Financiar Gastos Corrientes	2.667.606.145
Del Sector Público	2.667.606.145
Recursos Ordinarios	1.894.000.363
Gestión Fiscal	664.233.930
Otras Fuentes	109.371.852
- Ingresos por Actividades Propias	56.645.637
Venta de Servicios	56.645.637
- Otros Ingresos Corrientes	311.770.924
Ingresos por Aportes y Contribuciones	306.770.924
Ingresos de la Propiedad	5.000.000
Recursos de Capital	**150.297.355**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.297.355
Recursos Financieros	**128.115.085**
- Activos Financieros	128.115.085
Disminución de Otras Cuentas y Efectos a Cobrar	128.115.085
TOTAL	**3.314.435.146**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.035.935.146**
- Gastos de Consumo	3.035.935.146
Gastos de Personal	2.072.956.863
Materiales y Suministros	154.640.000
Servicios No Personales	658.040.928
Otros Gastos de Instituciones Descentralizadas	150.297.355
Depreciación y Amortización	150.297.355
Gastos de Capital	**228.500.000**
- Activos Reales	188.500.000
Adquisición de Maquinarias y Demás Equipos	128.500.000
Obras de Infraestructura - Estudios y Proyectos	60.000.000
- Activos Intangibles	40.000.000
Aplicaciones Financieras	**50.000.000**
- Pasivos Financieros	50.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	50.000.000
Disminución de Otras Cuentas y Efectos a Pagar	50.000.000
TOTAL	**3.314.435.146**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Exposiciones en Sede	Exposición	2
Exposiciones Caracas y Otras Sedes	Exposición	5
Exposiciones en Otras Ciudades del País	Exposición	3
Exposición Exterior	Exposición	2
Atención Visitantes	Visitante	1.137.000
Publicaciones	Publicación	4
Tertulias en Internet	Evento	3
Inauguración de Eventos	Evento	5
Programa de Divulgación Relativo a la Ciencia	Programa	687
Visita Guiada a Exposiciones	Visita	989
Conservación de Piezas y Ejemplares	Ejemplar	458
Taxidermia de Nuevos Ejemplares	Ejemplar	50
Inventario de Registro de Colecciones	Inventario	85
Conservación y Restauración del Patrimonio Nacional	Proyecto	1
Proyecto Paisajismo del Jardín	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**97**	**617.058.444**
Directivo	10	123.600.000
Profesional y Técnico	58	365.665.596
Personal Administrativo	29	127.792.848
Personal Contratado	**27**	**85.051.968**
Obrero	27	85.051.968
TOTAL	**124**	**702.110.412**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.509.056
II	247.105 _ 297.105	1	3.360.000
III	297.106 _ 347.106	9	34.680.000
IV	347.107 _ 397.107	11	49.714.740
V	397.108 _ 447.108	33	165.882.216
VI	447.109 _ 497.109	4	21.931.356
VII	497.110 _ 547.110	7	44.381.076
VIII	547.111 _ 597.111	2	13.200.000
IX	597.112 _ 647.112	2	14.760.000
X	647.113 _ 697.113	7	54.840.000
XI	697.114 _ 747.114	9	77.400.000
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	2	21.600.000
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	9	112.800.000
	TOTAL	**97**	**617.058.444**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	16	47.443.968
II	247.105 __ 297.105	9	30.228.000
III	297.106 __ 347.106	2	7.380.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**27**	**85.051.968**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección de Coordinación Superior	1.245.655.117
02	Divulgación de la Ciencia	1.401.362.006
03	Preservación de Colecciones	467.120.668
99	Partidas No Asignables a Programas	200.297.355
	TOTAL	**3.314.435.146**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.072.956.863
4.02	Materiales y Suministros	154.640.000
4.03	Servicios no Personales	658.040.928
4.04	Activos Reales	228.500.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	50.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	150.297.355
	TOTAL	**3.314.435.146**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.036.022.706**
- Transferencias Para Financiar Gastos Corrientes	2.667.606.145
Del Sector Público	2.667.606.145
De la Administración Central	2.667.606.145
- Ingresos por Actividades Propias	56.645.637
Venta de Servicios	56.645.637
Venta Mercancía Tienda la Ventana	56.645.637
- Otros Ingresos Corrientes	311.770.924
Ingresos por Aportes y Contribuciones	306.770.924
Donaciones	306.770.924
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósito	5.000.000
B. Gastos Corrientes	**3.035.935.146**
- Gastos de Consumo	3.035.935.146
Gastos de Personal	2.072.956.863
Materiales y Suministros	154.640.000
Servicios No Personales	658.040.928
Otros Gastos de Instituciones Descentralizadas	150.297.355
Depreciación y Amortización	150.297.355
C. Resultado Económico: Ahorro	**87.560**
II. Cuenta de Capital	
A. Recursos de Capital	**150.384.915**
- Ahorro en la Cuenta Corriente	87.560
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.297.355
B. Gastos de Capital	**228.500.000**
- Activos Reales	188.500.000
Adquisición de Maquinarias y demás Equipos	128.500.000
Obras de Infraestructura	60.000.000
- Activos Intangibles	40.000.000
C. Resultado Financiero: Déficit	**(78.115.085)**
III. Cuenta Financiera	
A. Recursos Financieros	**128.115.085**
- Activos Financieros	128.115.085
Disminución de Otras Cuentas y Efectos a Cobrar	128.115.085
B. Aplicaciones Financieras	**128.115.085**
- Pasivos Financieros	50.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	50.000.000
Disminución de Otras Cuentas y Efectos a Pagar	50.000.000
- Déficit Financiero	78.115.085

A0380
Fundación Museo Armando Reverón

FUNDACIÓN MUSEO ARMANDO REVERÓN

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Museo Armando Reverón tiene como misión difundir, adquirir, preservar, investigar y fomentar las artes plásticas nacionales de todos los tiempos, cooperar estrechamente con otras instituciones del país en la promoción del arte venezolano y de la obra de Armando Reverón en el exterior.

La actividad principal de la Fundación Museo Armando Reverón es la difusión de la vida y obra de Armando Reverón como valor de nuestra identidad cultural.

Entre la metas más relevantes de la fundación, destacan las siguientes: 90 guías didácticas, 36 conferencias y 26 talleres de técnicas.

El Presupuesto de Ingresos de la Fundación Museo Armando Reverón se sitúa en Bs. 402,9 millones, discriminados en : Bs. 396,1 millones del aporte del Ejecutivo Nacional (71% de recursos ordinarios, 24,9% de gestión fiscal y 4,1% de otras fuentes) y Bs. 6,8 millones por recursos de capital provenientes de la depreciación acumulada.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 402,9 millones.

El ejercicio económico y financiero proyectado indica un desahorro de Bs. 6,8 millones en cuenta corriente y un incremento en la depreciación acumulada de Bs. 6,8 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**396.129.311**
- Transferencias para Financiar Gastos Corrientes	396.129.311
Del Sector Público	396.129.311
Recursos Ordinarios	281.251.811
Gestión Fiscal	98.636.198
Otras Fuentes	16.241.302
Recursos de Capital	**6.800.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.800.000
TOTAL	**402.929.311**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**402.929.311**
- Gastos de Consumo	387.855.561
Gastos de Personal	95.520.000
Materiales y Suministros	96.535.561
Servicios No Personales	189.000.000
Otros Gastos de Instituciones Descentralizadas	6.800.000
Depreciación y Amortización	6.800.000
- Otros Gastos Corrientes	15.073.750
Transferencias	15.073.750
Transferencias Corrientes al Sector Público	15.073.750
TOTAL	**402.929.311**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Visitas Guiadas	Visita	960
Taller de creatividad Infantil	Taller	3
Taller Múltiple Familiar Taller de l Tercera Edad "Espacio sin Edad"	Taller	11
Talleres Experimentales	Taller	3
Talleres de Técnicas	Taller	26
Apoyo al Desarrollo Cultural en los Roques	Taller	6
Talleres Vacacionales	Taller	15
Museo Didáctico un Programa Para Educadores	Taller	18
Publicaciones Educativas	Guía Didáctica.	90
Programa de Pensamiento Visual	Visita.	10
Programa. Equilibrio Territorial de las Artes Visuales	Curso	4
Programa de Extensión Comunitaria	Taller	24
Conferencias y Conversaciones	Conferencia	36

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	1	**15.073.750**
Pensionado	1	15.073.750
TOTAL	**1**	**15.073.750**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Administración	240.741.750
02	Educación y Proyección Museística	155.387.561
99	Partidas no Asignables a Programas	6.800.000
	TOTAL	**402.929.311**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	95.520.000
4.02	Materiales y Suministros	96.535.561
4.03	Servicios no Personales	189.000.000
4.07	Transferencias	15.073.750
4.08	Otros Gastos de Instituciones Descentralizadas	6.800.000
	TOTAL	**402.929.311**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**396.129.311**
- Transferencias Para Financiar Gastos Corrientes	396.129.311
Del Sector Público	396.129.311
De la Administración Central	396.129.311
B. Gastos Corrientes	**402.929.311**
- Gastos de Consumo	387.855.561
Gastos de Personal	95.520.000
Materiales y Suministros	96.535.561
Servicios No Personales	189.000.000
Otros Gastos de Instituciones Descentralizadas	6.800.000
Depreciación y Amortización	6.800.000
- Otros Gastos Corrientes	15.073.750
Transferencias	15.073.750
Transferencias Corrientes al Sector Público	15.073.750
-Jubilaciones	15.073.750
C. Resultado Económico: Desahorro	**(6.800.000)**
II. Cuenta de Capital	
- Desahorro en la Cuenta Corriente	(6.800.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.800.000
C. Resultado Financiero: Equilibrado	

A0381
Fundación Museo Arturo Michelena

FUNDACIÓN MUSEO ARTURO MICHELENA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Arturo Michelena tiene como objetivo principal preservar, fomentar, adquirir y defender la obra del pintor Arturo Michelena y de sus más relevantes predecesores y contemporáneos, así como las de aquellas personalidades, movimientos y tendencias fundamentales del arte venezolano de todos los tiempos y dar cumplimiento a las demás disposiciones contenidas en sus estatutos.

Para el ejercicio fiscal 2004, la Fundación estima alcanzar las siguientes metas: presentar 7 exposiciones locales e itinerantes; editar 9 publicaciones sobre arte, tarjetas y catálogos; programar 80 visitas guiadas; dictar 30 talleres para niños y adultos; atender 10.200 visitantes; realizar 12 eventos musicales; restaurar 7 obras; adquirir 10 obras y restaurar 5 muebles antiguos.

La Fundación, para el logro de sus metas dispone de un financiamiento de Bs. 1.376,4 millones, de los cuales Bs. 977,0 millones (71,0%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 41,0 millones (3,0%), recursos de capital Bs. 4,1 millones (0,3%) provenientes de la reserva de depreciación y Bs. 354,3 millones (25,7%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 1.017,4 millones (73,9%), inversión en activos fijos por Bs. 117,5 millones (8,5%) y cancelación de pasivo a mediano y largo plazo de Bs. 241,5 millones (17,6%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.018.021.572**
- Transferencias para Financiar Gastos Corrientes	977.021.572
Del Sector Público	977.021.572
Recursos Ordinarios	673.947.316
Gestión Fiscal	236.356.172
Otras Fuentes	66.718.084
- Ingresos por Actividades Propias	41.000.000
Venta de Bienes	41.000.000
Recursos de Capital	**4.059.852**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.059.852
Recursos Financieros	**354.303.267**
- Activos Financieros	354.303.267
Disminución de Caja y Bancos	24.879.495
Disminución de Cuentas a Cobrar	5.435.362
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	323.988.410
TOTAL	**1.376.384.691**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.017.368.992**
- Gastos de Consumo	1.009.300.431
Gastos de Personal	788.196.552
Materiales y Suministros	54.362.455
Servicios No Personales	162.681.572
Otros Gastos de Instituciones Descentralizadas	4.059.852
Depreciación y Amortización	4.059.852
- Otros Gastos Corrientes	8.068.561
Transferencias	8.068.561
Transferencias Corrientes al Sector Privado	8.068.561
Gastos de Capital	**117.500.000**
- Activos Reales	114.500.000
Adquisición de Maquinarias y demás Equipos	92.500.000
Obras de Infraestructura - Estudios y Proyectos	22.000.000
- Activos Intangibles	3.000.000
Aplicaciones Financieras	**241.515.699**
- Pasivos Financieros	241.515.699
Servicio de la Deuda Pública y Disminución de otros Pasivos	241.515.699
Disminución de Cuentas y Efectos a Pagar a Contratistas	34.587.557
Disminución de Otros Pasivos no Circulantes	206.928.142
TOTAL	**1.376.384.691**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Exposiciones en sede y local	Exposición	4
Exposiciones Itinerantes	Exposición	3
Publicaciones sobre arte, tarjetas, catálogos y afiches	Publicación	6
Publicaciones sobre guías didácticas	Publicación	3
Visitas guiadas	Visita	80
Talleres (niños y adultos)	Taller	30
Eventos, seminarios, charlas, eventos infantiles	Evento	15
Ciclo de videos	Vídeo	10
Visitantes	Publico	10.200
Programas musicales	Evento	12
Restauración y Conservación Obras	Obra	7
Adquisición de Obras	Obra	10
Restauración de muebles Antiguos	Mueble	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**29**	**154.939.608**
Directivo	3	43.703.280
Profesional y Técnico	4	32.403.928
Personal Administrativo	20	72.304.400
Obrero	2	6.528.000
TOTAL	**29**	**154.939.608**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	20	81.676.400
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	4	23.031.928
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	3	43.703.280
	TOTAL	**27**	**148.411.608**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	2	6.528.000
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**2**	**6.528.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**1**	**8.068.561**
Jubilado	1	8.068.561
TOTAL	**1**	**8.068.561**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección de Administración y Servicios	663.835.092
02	Dirección de Producción de Exposiciones	258.154.771
03	Enriquecimiento del Patrimonio Artístico	208.819.277
99	Partidas no Asignables a Programas	245.575.551
	TOTAL	**1.376.384.691**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	788.196.552
4.02	Materiales y Suministros	54.362.455
4.03	Servicios no Personales	162.681.572
4.04	Activos Reales	117.500.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	241.515.699
4.07	Transferencias	8.068.561
4.08	Otros Gastos de Instituciones Descentralizadas	4.059.852
	TOTAL	**1.376.384.691**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.018.021.572**
- Transferencias Para Financiar Gastos Corrientes	977.021.572
Del Sector Público	977.021.572
De la Administración Central	977.021.572
- Ingresos por Actividades Propias	41.000.000
Venta de Bienes	41.000.000
Catálogos, afiches, guías, reproducciones, tazas, llaveros, etc	41.000.000
B. Gastos Corrientes	**1.017.368.992**
- Gastos de Consumo	1.009.300.431
Gastos de Personal	788.196.552
Materiales y Suministros	54.362.455
Servicios No Personales	162.681.572
Otros Gastos de Instituciones Descentralizadas	4.059.852
Depreciación y Amortización	4.059.852
- Otros Gastos Corrientes	8.068.561
Transferencias	8.068.561
Transferencias Corrientes al Sector Privado	8.068.561
Personal Jubilado	8.068.561
C. Resultado Económico: Ahorro	**652.580**
II. Cuenta de Capital	
A. Recursos de Capital	**4.712.432**
- Ahorro en la Cuenta Corriente	652.580
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.059.852
B. Gastos de Capital	**117.500.000**
- Activos Reales	114.500.000
Adquisición de Maquinarias y demás Equipos	92.500.000
Obras de Infraestructura	22.000.000
- Activos Intangibles	3.000.000
C. Resultado Financiero: Déficit	**(112.787.568)**
III. Cuenta Financiera	
A. Recursos Financieros	**354.303.267**
- Activos Financieros	354.303.267
Disminución de Caja y Bancos	24.879.495
Disminución de Cuentas a Cobrar	5.435.362
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	323.988.410
B. Aplicaciones Financieras	**354.303.267**
- Pasivos Financieros	241.515.699
Servicio de la Deuda Pública y Disminución de otros Pasivos	241.515.699
Disminución de Cuentas y Efectos a Pagar a Contratistas	34.587.557
Disminución de Otros Pasivos no Circulantes	206.928.142
- Déficit Financiero	112.787.568

A0387
Fundación Centro Nacional para el
Mejoramiento de la Enseñanza de la Ciencia
(CENAMEC)

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA ENSEÑANZA DE LA CIENCIA (CENAMEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Centro Nacional para el Mejoramiento de la Ciencia (CENAMEC), tiene como objetivo principal introducir innovaciones en los medios y métodos de enseñanza, diseñar y elaborar recursos para el aprendizaje, realizar actividades extracurriculares y actualizar a quienes tienen la responsabilidad de educar a los niños y jóvenes del país, para facilitar una labor orientada hacia el logro de resultados educativos y de los valores éticos hacia la sociedad, el trabajo y el respeto a la naturaleza, así mismo busca despertar vocaciones en ciencia y tecnología, y contribuir al desarrollo cultural de la población venezolana.

Para el ejercicio fiscal 2004, CENAMEC estima financiar sus gastos con un total de recursos que asciende a la cantidad de Bs. 3.142,3 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 2.427,5 millones (77,3%), Recursos Financieros Bs. 707,8 millones (22,5%) y los Recursos de Capital Bs. 7,0 millones (0,2%).

El presupuesto de gasto se estima en Bs. 3.142,3 millones, distribuidos en gastos corrientes por Bs. 2.553,3 millones (81,2%); Inversión en Activo Fijo Bs. 92,1 millones (3,0%) y aplicaciones financieras Bs. 497,0 millones (15,8%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 125,8 millones y un déficit financiero en la cuenta capital de Bs. 210,9 millones. El déficit será atendido con disponibilidad de caja y bancos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.427.500.000**
- Transferencias para Financiar Gastos Corrientes	2.420.500.000
Del Sector Público	2.420.500.000
Recursos Ordinarios	1.694.350.000
Gestión Fiscal	602.704.500
Otras Fuentes	123.445.500
- Ingresos por Actividades Propias	7.000.000
Venta de Servicios	7.000.000
Recursos de Capital	**7.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.000.000
Recursos Financieros	**707.844.445**
- Activos Financieros	707.844.445
Disminución de Caja y Bancos	707.844.445
TOTAL	**3.142.344.445**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.553.322.811**
- Gastos de Consumo	2.553.322.811
Gastos de Personal	1.964.407.535
Materiales y Suministros	200.928.628
Servicios No Personales	380.986.648
Otros Gastos de Instituciones Descentralizadas	7.000.000
Depreciación y Amortización	7.000.000
Gastos de Capital	**92.055.689**
- Activos Reales	78.769.301
Adquisición de Maquinarias y Demás Equipos	23.289.393
Otros Activos Reales	55.479.908
- Activos Intangibles	13.286.388
Aplicaciones Financieras	**496.965.945**
- Pasivos Financieros	496.965.945
Servicio de la Deuda Pública y Disminución de otros Pasivos	496.965.945
Disminución de Cuentas y Efectos a Pagar a Proveedores	297.953.814
Disminución de Cuentas a Pagar por Retenciones Laborales	37.698.988
Disminución de Otras Cuentas y Efectos a Pagar	155.072.179
Disminución de Otros Pasivos no Circulantes	6.240.964
TOTAL	**3.142.344.445**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Evaluación de Efectividad del uso de la Ingeniería Didáctica de la Matemática de séptimo grado	Publicación	1
Creaciones y Actualizaciones de Paginas web del Portal CENAMEC	Pagina Web	600
Atención y Asesoría a Usuarios del Centro de Documentación	Usuario	10.500
Fortalecimiento de la Imagen Institucional	Publicación, Acuerdo y Convenio	9
Fortalecimiento de la Productividad y Eficacia del Personal	Curso, Taller, Recurso	6
Desarrollo de Contenidos Etnográficos Para E.B.	Contenido Didáctico	1
Propuesta Curricular de Enseñanza de la Matemática de Octavo Grado	Propuesta Curricular	1
Evaluación de la Efectividad en el Aula de Propuesta Educación Informática	Propuesta	1
Desarrollo de Contenidos Para la Educación Intercultural Para la Salud	Contenido Didáctico	1
Diseño de Aulas Virtuales CENAMEC	Aula Virtual	1
Difusión, Información y Popularización de las Ciencias y las Tecnologías	Exposición, Encuentro, Trasmisión Radiofónica, Charla y Foro, Taller, Jornada, Asesoría	409
Desarrollo de la red de Docentes Nacionales en Aula Virtual CENAMEC	Red Nacional Capacitación	1
Programa Actualización Docente en Nuevas Tendencias de la Educación en Caracas y Tecnologías	Curso Educativo Especializado	1
Jornada Nacional de Educación en Ciencias y Tecnologías	Jornada	1
Diseño de Red de Centros de Ciencias y Tecnologías CENAMEC	Diseño Unidad Operativa Nacional	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**77**	**536.853.048**
Directivo	10	144.596.338
Profesional y Técnico	25	176.096.584
Personal Administrativo	23	97.690.093
Personal Docente	11	90.726.374
Obrero	8	27.743.659
Personal Contratado	**44**	**259.081.075**
Profesional y Técnico	3	24.352.920
Personal Administrativo	7	25.507.751
Personal Docente	17	95.739.597
Personal de Investigación	17	113.480.807
TOTAL	**121**	**795.934.123**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.585.648
II	247.105 _ 297.105	13	43.510.241
III	297.106 _ 347.106	8	31.139.062
IV	347.107 _ 397.107	8	35.050.444
V	397.108 _ 447.108	10	49.921.092
VI	447.109 _ 497.109	13	72.301.457
VII	497.110 _ 547.110	11	68.080.567
VIII	547.111 _ 597.111	9	60.899.385
IX	597.112 _ 647.112	7	51.477.962
X	647.113 _ 697.113	9	72.813.108
XI	697.114 _ 747.114	2	17.078.456
XII	747.115 _ 797.115	4	36.102.786
XIII	797.116 _ 847.116	6	58.778.499
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	2	23.855.419
XVII	997.120 Y MAS	10	144.596.338
	TOTAL	**113**	**768.190.464**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	7	23.638.461
III	297.106 __ 347.106	1	4.105.198
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**8**	**27.743.659**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Mejoramiento de la Enseñanza de la Ciencia	2.638.378.500
99	Partidas no Asignables a Programas	503.965.945
	TOTAL	**3.142.344.445**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.964.407.535
4.02	Materiales y Suministros	200.928.628
4.03	Servicios no Personales	380.986.648
4.04	Activos Reales	92.055.689
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	496.965.945
4.08	Otros Gastos de Instituciones Descentralizadas	7.000.000
	TOTAL	**3.142.344.445**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.427.500.000**
- Transferencias Para Financiar Gastos Corrientes	2.420.500.000
Del Sector Público	2.420.500.000
De la Administración Central	2.420.500.000
- Ingresos por Actividades Propias	7.000.000
Venta de Servicios	7.000.000
- Servicios de Fotocopias	7.000.000
B. Gastos Corrientes	**2.553.322.811**
- Gastos de Consumo	2.553.322.811
Gastos de Personal	1.964.407.535
Materiales y Suministros	200.928.628
Servicios No Personales	380.986.648
Otros Gastos de Instituciones Descentralizadas	7.000.000
Depreciación y Amortización	7.000.000
C. Resultado Económico: Desahorro	**(125.822.811)**
II. Cuenta de Capital	
A. Recursos de Capital	**(118.822.811)**
- Desahorro en la Cuenta Corriente	(125.822.811)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.000.000
B. Gastos de Capital	**92.055.689**
- Activos Reales	78.769.301
Adquisición de Maquinarias y demás Equipos	23.289.393
Otros Activos Reales	55.479.908
- Activos Intangibles	13.286.388
C. Resultado Financiero: Déficit	**(210.878.500)**
III. Cuenta Financiera	
A. Recursos Financieros	**707.844.445**
- Activos Financieros	707.844.445
Disminución de Caja y Bancos	707.844.445
B. Aplicaciones Financieras	**707.844.445**
- Pasivos Financieros	496.965.945
Servicio de la Deuda Pública y Disminución de otros Pasivos	496.965.945
Disminución de Cuentas y Efectos a Pagar a Proveedores	297.953.814
Disminución de Cuentas a Pagar por Retenciones Laborales	37.698.988
Disminución de Otras Cuentas y Efectos a Pagar	155.072.179
Disminución de Otros Pasivos no Circulantes	6.240.964
- Déficit Financiero	210.878.500

A0390
Fundación Cinemateca Nacional

FUNDACIÓN CINEMATECA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Cinemateca Nacional fue creada mediante Decreto Presidencial Número 1.355 y publicado en la Gaceta Oficial Número 34.620 del 20/12/90 y su actividad principal es la difusión, preservación, investigación y fomento de las artes cinematográficas nacional e internacional de todos los tiempos, con énfasis en el arte latinoamericano y en especial el venezolano.

Entre las metas más importantes planteadas para el año 2004, la Fundación Cinemateca Nacional tiene estimado realizar 11 ampliaciones de la colección fílmica, revisión, mantenimiento y conservación del patrimonio fílmico a través del rescate de 1.000 títulos, 50 fotografías y afiches, 50 videos y la participación en la FIAF, 17 talleres, 52 funciones y 1 festival sobre programas infantiles y 2.665 funciones de exhibición filmográfica.

Para el ejercicio fiscal 2004 la Fundación Cinemateca Nacional estima financiar sus gastos con un total de recursos que ascienden a la cantidad de Bs. 2.471,8 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 1.837,5 millones (74,3%); Recursos Financieros Bs. 457,7 millones (18,5%) y los Recursos de Capital integrados por la depreciación anual Bs. 176,7 millones (7,2%).

El presupuesto de gastos se estima en Bs. 2.471,8 millones, distribuidos en gastos corrientes por Bs. 2.132,0 millones (86,3%), inversión en activos fijos Bs. 130,5 millones (5,3%) y aplicaciones financieras Bs. 209,3 millones (8,5%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 294,5 millones y un déficit financiero en la cuenta capital de Bs. 248,4 millones, luego de considerar una inversión real de Bs. 130,5 millones que permitirá realizar compras de maquinarias y equipos diversos y activos intangibles. El déficit será atendido con la disminución de deudores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.837.480.001**
- Transferencias para Financiar Gastos Corrientes	1.637.480.001
Del Sector Público	1.637.480.001
Recursos Ordinarios	1.162.610.801
Gestión Fiscal	407.732.520
Otras Fuentes	67.136.680
- Ingresos por Actividades Propias	191.000.000
Venta de Bienes	77.000.000
Venta de Servicios	114.000.000
- Otros Ingresos Corrientes	9.000.000
Ingresos de la Propiedad	9.000.000
Recursos de Capital	**176.668.728**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	176.668.728
Recursos Financieros	**457.675.874**
- Activos Financieros	457.675.874
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	457.675.874
TOTAL	**2.471.824.603**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.132.017.747**
- Gastos de Consumo	2.126.517.747
Gastos de Personal	1.329.364.130
Materiales y Suministros	133.158.000
Servicios No Personales	487.326.889
Otros Gastos de Instituciones Descentralizadas	176.668.728
Depreciación y Amortización	176.668.728
- Otros Gastos Corrientes	5.500.000
Transferencias	5.500.000
Transferencias Corrientes al Sector Privado	5.500.000
Gastos de Capital	**130.500.000**
- Activos Reales	107.500.000
Repuestos y Reparaciones Mayores	7.000.000
Adquisición de Maquinarias y demás Equipos	98.500.000
Otros Activos Reales	2.000.000
- Activos Intangibles	23.000.000
Aplicaciones Financieras	**209.306.856**
- Pasivos Financieros	209.306.856
Servicio de la Deuda Pública y Disminución de otros Pasivos	209.306.856
Disminución de Cuentas y Efectos a Pagar a Proveedores	155.306.856
Disminución de Otras Cuentas y Efectos a Pagar	54.000.000
TOTAL	**2.471.824.603**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Ampliación de la Colección Fílmica	Película Adquirida.	59
Revisión, Mantenimiento y Conservación del Patrimonio Fílmico	Título Rescatado	1.000
	Fotografía y Afiche	50
	Video Incorporado	50
	Participación en la FIAF	1
Promoción, Publicidad y Comunicación	Película Promocionada	540
	Premio Otorgado	2
Programa de Investigación Sobre el Universo Audiovisual y sus Publicaciones	Publicación Editada	2
	Usuario Atendido	1.000
Ampliación de la Colección de Libros, Revistas y Fondos Documentales	Revista Adquirida	13
Programa Infantil	Taller Realizado	17
	Función Presentada	52
	Festival Realizado	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**65**	**453.599.422**
Directivo	10	147.637.400
Profesional y Técnico	20	152.698.648
Personal Administrativo	35	153.263.374
Personal Contratado	**20**	**63.875.196**
Personal Administrativo	20	63.875.196
TOTAL	**85**	**517.474.618**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	22	58.160.180
II	247.105 _ 297.105	4	12.563.996
III	297.106 _ 347.106	10	40.127.451
IV	347.107 _ 397.107	3	13.810.962
V	397.108 _ 447.108	4	20.575.420
VI	447.109 _ 497.109	12	70.180.809
VII	497.110 _ 547.110	3	19.436.007
VIII	547.111 _ 597.111	8	55.917.959
IX	597.112 _ 647.112	1	7.762.384
X	647.113 _ 697.113	1	8.302.694
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	7	62.999.356
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	10	147.637.400
	TOTAL	**85**	**517.474.618**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior y Apoyo Administrativo	891.504.805
02	Archivo y Difusión	1.188.844.214
99	Partidas no Asignables a Programas	391.475.584
	TOTAL	**2.471.824.603**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.329.364.130
4.02	Materiales y Suministros	133.158.000
4.03	Servicios no Personales	487.326.889
4.04	Activos Reales	130.500.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	209.306.856
4.07	Transferencias	5.500.000
4.08	Otros Gastos de Instituciones Descentralizadas	176.668.728
	TOTAL	**2.471.824.603**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.837.480.001**
- Transferencias Para Financiar Gastos Corrientes	1.637.480.001
Del Sector Público	1.637.480.001
De Entes Descentralizados	1.637.480.001
- Ingresos por Actividades Propias	191.000.000
Venta de Bienes	77.000.000
Artículos, Videos, Revistas, Libros, etc.	77.000.000
Venta de Servicios	114.000.000
Exhibiciones de Películas, Copiado, etc.	114.000.000
- Otros Ingresos Corrientes	9.000.000
Ingresos de la Propiedad	9.000.000
Intereses por Dinero en Depósito	9.000.000
B. Gastos Corrientes	**2.132.017.747**
- Gastos de Consumo	2.126.517.747
Gastos de Personal	1.329.364.130
Materiales y Suministros	133.158.000
Servicios No Personales	487.326.889
Otros Gastos de Instituciones Descentralizadas	176.668.728
Depreciación y Amortización	176.668.728
- Otros Gastos Corrientes	5.500.000
Transferencias	5.500.000
Transferencias Corrientes al Sector Privado	5.500.000
Donaciones a Personas	3.000.000
Transferencias al Exterior a Organismos o Institutos	2.500.000
C. Resultado Económico: Desahorro	**(294.537.746)**
II. Cuenta de Capital	
A. Recursos de Capital	**(117.869.018)**
- Desahorro en la Cuenta Corriente	(294.537.746)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	176.668.728
B. Gastos de Capital	**130.500.000**
- Activos Reales	107.500.000
Repuestos y Reparaciones Mayores	7.000.000
Adquisición de Maquinarias y Demás Equipos	98.500.000
Otros Activos Reales	2.000.000
- Activos Intangibles	23.000.000
C. Resultado Financiero: Déficit	**(248.369.018)**
III. Cuenta Financiera	
A. Recursos Financieros	**457.675.874**
- Activos Financieros	457.675.874
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	457.675.874
B. Aplicaciones Financieras	**457.675.874**
- Pasivos Financieros	209.306.856
Servicio de la Deuda Pública y Disminución de otros Pasivos	209.306.856
Disminución de Cuentas y Efectos a Pagar a Proveedores	155.306.856
Disminución de Otras Cuentas y Efectos a Pagar	54.000.000
- Déficit Financiero	248.369.018

A0392
Fundación Galería de Arte Nacional

FUNDACIÓN GALERÍA DE ARTE NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Galería de Arte Nacional, tiene como objetivo principal difundir, adquirir, preservar, investigar y fomentar las artes plásticas venezolanas de todos los tiempos, asimismo aquellas efectuadas por artistas extranjeros vinculados con la realidad nacional, cooperar con otras instituciones del país, en la promoción del arte venezolano en el exterior, así como su participación en las actividades artísticas internacionales tendientes a divulgar el trabajo de nuestros artistas. Difundir a nivel nacional, todo el proceso evolutivo en las artes plásticas en nuestro país; elaborar proyectos y desarrollar programas de adquisición y conservación del patrimonio artístico y otras actividades vinculadas con la difusión de las artes plásticas.

Para el ejercicio fiscal 2004, la Fundación estima alcanzar las siguientes metas: realizar 17 exposiciones en sede e itinerantes, editar 1 obra, dictar 8 conferencias y 3 foros de apoyo a las exposiciones, preparar 6 talleres del programa pensamiento visual y elaborar 1 encarte de publicidad para la Galería.

La Fundación para el logro de sus metas dispone de un financiamiento de Bs. 3.422,1 millones, de los cuales Bs. 3.297,1 millones (96,3%) corresponden al Ejecutivo Nacional, ingresos propios Bs. 100,0 millones (2,9%) y recursos de capital Bs. 25,0 millones (0,8%) provenientes de la reserva de depreciación.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 3.422,1 millones (100,0%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.397.079.145**
- Transferencias para Financiar Gastos Corrientes	3.297.079.145
Del Sector Público	3.297.079.145
Recursos Ordinarios	2.340.926.193
Gestión Fiscal	820.972.707
Otras Fuentes	135.180.245
- Ingresos por Actividades Propias	100.000.000
Venta de Bienes	100.000.000
Recursos de Capital	**25.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.000.000
TOTAL	**3.422.079.145**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.422.079.145**
- Gastos de Consumo	3.397.077.807
Gastos de Personal	3.256.695.019
Materiales y Suministros	1.080.000
Servicios No Personales	114.302.788
Otros Gastos de Instituciones Descentralizadas	25.000.000
Depreciación y Amortización	25.000.000
- Otros Gastos Corrientes	25.001.338
Transferencias	25.001.338
Otras Transferencias	25.001.338
TOTAL	**3.422.079.145**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Exposiciones en sede	Exposición	6
Exposiciones itinerantes nacionales	Exposición	11
Catálogos	Catalogo	1
Edición de libros	Titulo	1
Eventos de apoyo a las exposiciones	Conferencia	8
Eventos de apoyo a las exposiciones	Foros	3
Talleres programa de pensamiento visual	Taller	6
Encarte para dar publicidad a la G.A.N.	Publicación	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**134**	**783.102.768**
Directivo	8	70.352.000
Profesional y Técnico	68	503.817.000
Personal Administrativo	47	176.302.240
Obrero	11	32.631.528
TOTAL	**134**	**783.102.768**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	28	93.372.696
III	297.106 __ 347.106	4	16.338.552
IV	347.107 __ 397.107	15	66.591.372
V	397.108 __ 447.108	9	45.203.292
VI	447.109 __ 497.109	10	57.069.432
VII	497.110 __ 547.110	4	25.409.904
VIII	547.111 __ 597.111	6	42.162.180
IX	597.112 __ 647.112	14	105.699.060
X	647.113 __ 697.113	11	89.763.060
XI	697.114 __ 747.114	3	26.007.012
XII	747.115 __ 797.115	3	27.158.904
XIII	797.116 __ 847.116	15	145.069.920
XIV	847.117 __ 897.117	1	10.625.856
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**123**	**750.471.240**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	10	29.652.480
II	247.105 __ 297.105	1	2.979.048
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**11**	**32.631.528**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**4**	**12.637.380**
Jubilado	2	6.140.610
Pensionado	2	6.496.770
TOTAL	**4**	**12.637.380**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Servicios Administrativos	1.819.070.279
02	Producción de Exposiciones	1.032.475.496
03	Conservación y Enriquecimiento del Patrimonio Artístico	545.533.370
99	Partidas No Asignables a Programas	25.000.000
	TOTAL	**3.422.079.145**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.256.695.019
4.02	Materiales y Suministros	1.080.000
4.03	Servicios no Personales	114.302.788
4.07	Transferencias	25.001.338
4.08	Otros Gastos de Instituciones Descentralizadas	25.000.000
	TOTAL	**3.422.079.145**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.397.079.145**
- Transferencias Para Financiar Gastos Corrientes	3.297.079.145
Del Sector Público	3.297.079.145
De la Administración Central	3.297.079.145
- Ingresos por Actividades Propias	100.000.000
Venta de bienes	50.000.000
Venta de servicios	50.000.000
B. Gastos Corrientes	**3.422.079.145**
- Gastos de Consumo	3.397.077.807
Gastos de Personal	3.256.695.019
Materiales y Suministros	1.080.000
Servicios No Personales	114.302.788
Otros Gastos de Instituciones Descentralizadas	25.000.000
Depreciación y Amortización	25.000.000
- Otros Gastos Corrientes	25.001.338
Transferencias	25.001.338
Otras Transferencias	25.001.338
Pensionados y jubilados	25.001.338
C. Resultado Económico: Desahorro	**(25.000.000)**
II. Cuenta de Capital	
A. Recursos de Capital	
- Desahorro en la Cuenta Corriente	(25.000.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.000.000
B. Gastos de Capital	
C. Resultado Financiero: Equilibrado	

A0409

Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

FUNDACIÓN MEDIOS AUDIOVISUALES AL SERVICIO DE LA EDUCACIÓN (EDUMEDIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA), tiene como objetivo principal la contribución al proceso de transformación de la sociedad a través de la producción y difusión de la televisión educativa a gran escala, con la producción de contenidos curriculares en forma audiovisual, impresos y multimedia para servir de apoyo a la educación media y básica.

EDUMEDIA para alcanzar las metas dispone de un financiamiento para el ejercicio fiscal 2004 de Bs. 445,6 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 442,1 millones (99,2%) y Recursos de Capital integrados por la depreciación anual Bs. 3,5 millones (0,8%).

El presupuesto de gastos se estima en Bs. 445,6 millones, distribuidos en gastos corrientes por Bs. 441,3 millones (99,0%) e inversión en activos fijos Bs. 4,3 millones (1,0%).

La relación entre ingresos y gastos corrientes arroja como resultado económico; un ahorro de Bs. 0,8 millones y un equilibrio financiero en la cuenta capital, luego de considerar una inversión real de Bs. 4,3 millones que permitirá realizar compras de maquinarias y equipos diversos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**442.100.000**
- Transferencias para Financiar Gastos Corrientes	442.100.000
Del Sector Público	442.100.000
Recursos Ordinarios	309.470.000
Gestión Fiscal	110.082.900
Otras Fuentes	22.547.100
Recursos de Capital	**3.500.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.500.000
TOTAL	**445.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**441.310.000**
- Gastos de Consumo	441.310.000
Gastos de Personal	245.059.428
Materiales y Suministros	35.488.908
Servicios No Personales	157.261.664
Otros Gastos de Instituciones Descentralizadas	3.500.000
Depreciación y Amortización	3.500.000
Gastos de Capital	**4.290.000**
- Activos Reales	4.290.000
Adquisición de Maquinarias y demás Equipos	4.290.000
TOTAL	**445.600.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Producir Mensajes Institucionales "Junto a ti Venezuela"	Mensaje	6
Instaurar Canal de Televisión Educativa Llamada EDUMEDIA T.V	Canal Televisivo	1
Producir Micros Televisivo Para Informar Sobre la Ciencia, Tecnología, Deporte.	Micro	20
Producir Documental Orientado a la Promoción de las Especialidades Estadales	Taller	9
Producir Micro Televisivo Dirigido a Estimular la Labor del Docente	Micro	20
Micro Radiales "Producir Programas Para Radio que Permita Complementar Educación Formar	Micro	70
Edición de Ejemplares de Publicaciones Bibliograficas	Ejemplar	1.000
Publicaciones Hemerografica	Ejemplar	4.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**10**	**90.054.584**
Directivo	5	75.196.184
Profesional y Técnico	1	2.964.000
Personal Administrativo	3	8.899.200
Obrero	1	2.995.200
Personal Fijo a Tiempo Parcial	**3**	**10.695.816**
Profesional y Técnico	3	10.695.816
TOTAL	**13**	**100.750.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	1	2.964.000
II	247.105 __ 297.105	3	8.899.200
III	297.106 __ 347.106	3	10.695.816
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	5	75.196.184
	TOTAL	**12**	**97.755.200**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	1	2.995.200
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**1**	**2.995.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Medios Audiovisuales, Impresos y Multimedia para la Educación	442.100.000
99	Partidas no Asignables a Programas	3.500.000
	TOTAL	**445.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	245.059.428
4.02	Materiales y Suministros	35.488.908
4.03	Servicios no Personales	157.261.664
4.04	Activos Reales	4.290.000
4.08	Otros Gastos de Instituciones Descentralizadas	3.500.000
	TOTAL	**445.600.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**442.100.000**
- Transferencias Para Financiar Gastos Corrientes	442.100.000
Del Sector Público	442.100.000
De la Administración Central	442.100.000
B. Gastos Corrientes	**441.310.000**
- Gastos de Consumo	441.310.000
Gastos de Personal	245.059.428
Materiales y Suministros	35.488.908
Servicios No Personales	157.261.664
Otros Gastos de Instituciones Descentralizadas	3.500.000
Depreciación y Amortización	3.500.000
C. Resultado Económico: Ahorro	**790.000**
II. Cuenta de Capital	
A. Recursos de Capital	**4.290.000**
- Ahorro en la Cuenta Corriente	790.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.500.000
B. Gastos de Capital	**4.290.000**
- Activos Reales	4.290.000
Adquisición de Maquinarias y demás Equipos	4.290.000
C. Resultado Financiero: Equilibrado	

A0410
Fundación Bolivariana de Informática y
Telemática (FUNDABIT)

FUNDACIÓN BOLIVARIANA DE INFORMÁTICA Y TELEMÁTICA (FUNDABIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Bolivariana de Informática y Telemática (FUNDABIT), tiene como misión promover la educación integral del individuo a través de la incorporación de las tecnologías de la información y la comunicación.

La actividad principal de la Fundación Bolivariana de Informática y Telemática es contribuir en la formación integral del individuo a través del desarrollo de actividades productivas, científicas y humanística.

De las metas más relevantes para la fundación, destacan las siguientes: Emitir 1080 noticieros, Producir 480 Micros Informativos y Crear y poner en marcha 40 CBIT a nivel nacional.

El Presupuesto de Ingresos de la Fundación Bolivariana de Informática y Telemática es de Bs. 2.789,0 millones, discriminados en: Bs. 2.596,0 millones del aporte del Ejecutivo Nacional (70% de recursos ordinarios, 24,9% de gestión fiscal y 5,1% de otras fuentes) ingresos de la propiedad Bs. 18,0, millones, recursos de capital provenientes de la depreciación acumulada, Bs. 95,0 millones y recursos financiero Bs. 80,0 millones.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 1.159,0 millones, Gastos de Capital Bs. 1.616,0 millones y Disminución de Cuentas por Pagar por Bs. 14,0 millones.

El ejercicio económico y financiero proyectado indica un ahorro por Bs. 1.454,9 millones en cuenta corriente y un Déficit de Bs. 66,4 millones en cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.613.800.000**
- Transferencias para Financiar Gastos Corrientes	2.595.800.000
Del Sector Público	2.595.800.000
Recursos Ordinarios	1.817.060.000
Gestión Fiscal	646.354.200
Otras Fuentes	132.385.800
- Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Recursos de Capital	**95.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	95.000.000
Recursos Financieros	**79.904.037**
- Activos Financieros	79.904.037
Disminución de Caja y Bancos	79.904.037
TOTAL	**2.788.704.037**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.158.949.200**
- Gastos de Consumo	1.158.949.200
Gastos de Personal	652.648.440
Materiales y Suministros	308.820.760
Servicios No Personales	102.480.000
Otros Gastos de Instituciones Descentralizadas	95.000.000
Depreciación y Amortización	95.000.000
Gastos de Capital	**1.616.200.000**
- Activos Reales	1.425.000.000
Repuestos y Reparaciones Mayores	6.000.000
Adquisición de Maquinarias y demás Equipos	1.419.000.000
- Activos Intangibles	96.200.000
- Gastos Capitalizables	95.000.000
Otros Gastos de Instituciones Descentralizadas	95.000.000
Aplicaciones Financieras	**13.554.837**
- Pasivos Financieros	13.554.837
Servicio de la Deuda Pública y Disminución de otros Pasivos	13.554.837
Disminución de Cuentas a Pagar por Retenciones Laborales	2.331.102
Disminución de Otras Cuentas y Efectos a Pagar	11.223.735
TOTAL	**2.788.704.037**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Crear y Poner en Funcionamiento Cbit a Nivel Nacional	Instalación	40
Difundir Programas Radial de Geografía Semanal	Programa	48
Emitir Noticieros	Noticiero	1.080
Producir Micros Informativos	Micro	480
Transmitir Programas Especiales	Programa	24
Transmitir programas especiales en Vivo	Transmisión	52

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	**30**	**374.400.000**
Directivo	4	81.824.000
Profesional y Técnico	26	292.576.000
TOTAL	**30**	**374.400.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	1	6.565.320
VIII	547.111 _ 597.111	1	7.165.332
IX	597.112 _ 647.112	1	7.765.344
X	647.113 _ 697.113	1	8.365.356
XI	697.114 _ 747.114	2	17.930.736
XII	747.115 _ 797.115	3	28.696.140
XIII	797.116 _ 847.116	1	10.165.392
XIV	847.117 _ 897.117	1	10.765.404
XV	897.118 _ 947.118	10	113.654.160
XVI	947.119 _ 997.119	7	83.757.996
XVII	997.120 Y MAS	2	79.568.820
	TOTAL	**30**	**374.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	933.555.000
02	Instalación de Cbit	1.450.000.000
03	Difusión Radial	201.594.200
99	Partidas no Asignables a Programas	203.554.837
	TOTAL	**2.788.704.037**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	652.648.440
4.02	Materiales y Suministros	308.820.760
4.03	Servicios no Personales	102.480.000
4.04	Activos Reales	1.521.200.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	13.554.837
4.08	Otros Gastos de Instituciones Descentralizadas	190.000.000
	TOTAL	**2.788.704.037**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.613.800.000**
- Transferencias Para Financiar Gastos Corrientes	2.595.800.000
Del Sector Público	2.595.800.000
De la Administración Central	2.595.800.000
- Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Intereses por Dinero en Depósito	18.000.000
B. Gastos Corrientes	**1.158.949.200**
- Gastos de Consumo	1.158.949.200
Gastos de Personal	652.648.440
Materiales y Suministros	308.820.760
Servicios No Personales	102.480.000
Otros Gastos de Instituciones Descentralizadas	95.000.000
Depreciación y Amortización	95.000.000
C. Resultado Económico: Ahorro	**1.454.850.800**
II. Cuenta de Capital	
A. Recursos de Capital	**1.549.850.800**
- Ahorro en la Cuenta Corriente	1.454.850.800
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	95.000.000
B. Gastos de Capital	**1.616.200.000**
- Activos Reales	1.425.000.000
Repuestos y Reparaciones Mayores	6.000.000
Adquisición de Maquinarias y demás Equipos	1.419.000.000
- Activos Intangibles	96.200.000
- Gastos Capitalizables	95.000.000
Otros Gastos de Instituciones Descentralizadas	95.000.000
C. Resultado Financiero: Déficit	**(66.349.200)**
III. Cuenta Financiera	
A. Recursos Financieros	**79.904.037**
- Activos Financieros	79.904.037
Disminución de Caja y Bancos	79.904.037
B. Aplicaciones Financieras	**79.904.037**
- Pasivos Financieros	13.554.837
Servicio de la Deuda Pública y Disminución de otros Pasivos	13.554.837
Disminución de Cuentas a Pagar por Retenciones Laborales	2.331.102
Disminución de Otras Cuentas y Efectos a Pagar	11.223.735
- Déficit Financiero	66.349.200

A0413
Fundación Poliedro de Caracas

FUNDACIÓN POLIEDRO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Poliedro de Caracas tiene como misión organizar, presentar y producir actividades que promuevan e impulsen la cultura en todas sus expresiones propiciando la creatividad y la democratización de los bienes y servicios culturales, avalando la realización de espectáculos y otros eventos gratuitos o a precios populares, garantizando la participación de la comunidad e instituciones públicas y privadas mediante una labor altamente comprometida con la gestión estratégica efectiva.

El Poliedro tiene previsto continuar en el año 2004 con su línea de trabajo, orientada a llevar adelante la política social, cuyo enfoque apuntala principalmente a la promoción y del fortalecimiento de las organizaciones socioculturales de corte comunitario para lo cual prevé realizar 6 eventos de instituciones privadas; 18 espectáculos y 8 exposiciones.

La Fundación estima recursos por Bs. 5.147,5 millones, de los cuales Bs. 1.085,6 millones corresponden al aporte del Ejecutivo Nacional; Bs. 3.914,4 millones de ingresos por actividades propias (taquilla y arrendamiento) y Bs. 147,5 millones de depreciación.

Estos ingresos permitirán atender una estructura de gastos conformados por : Bs. 3.666,5 millones de gastos corrientes; Bs. 725,0 millones de gastos de capital y aplicaciones financiera por Bs. 756, o millones.

La gestión económica y financiera de la Fundación Poliedro de Caracas, derivará en un ahorro en Bs. 1.333,5 millones y un superávit en cuenta capital de Bs. 756,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**5.000.000.000**
- Transferencias para Financiar Gastos Corrientes	1.085.575.712
Del Sector Público	1.085.575.712
Recursos Ordinarios	486.758.756
Gestión Fiscal	170.708.352
Otras Fuentes	428.108.604
- Ingresos por Actividades Propias	3.914.424.288
Venta de Servicios	3.914.424.288
Recursos de Capital	**147.478.346**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	147.478.346
TOTAL	**5.147.478.346**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.666.478.346**
- Gastos de Consumo	3.536.478.346
Gastos de Personal	2.006.000.000
Materiales y Suministros	164.000.000
Servicios No Personales	1.219.000.000
Otros Gastos de Instituciones Descentralizadas	147.478.346
Depreciación y Amortización	147.478.346
- Otros Gastos Corrientes	130.000.000
Transferencias	130.000.000
Transferencias Corrientes al Sector Privado	80.000.000
Transferencias Corrientes al Sector Público	50.000.000
Gastos de Capital	**725.000.000**
- Activos Reales	675.000.000
Repuestos y Reparaciones Mayores	55.000.000
Adquisición de Maquinarias y demás Equipos	170.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	50.000.000
Obras de Infraestructura - Estudios y Proyectos	100.000.000
Conservaciones Ampliaciones y Mejoras	300.000.000
- Activos Intangibles	50.000.000
Aplicaciones Financieras	**756.000.000**
- Pasivos Financieros	756.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	756.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	447.182.145
Disminución de Cuentas y Efectos a Pagar a Contratistas	31.982.577
Disminución de Cuentas a Pagar por Retenciones Laborales	55.818.102
Disminución de Otras Cuentas y Efectos a Pagar	221.017.176
TOTAL	**5.147.478.346**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Eventos de Instituciones Privadas	Evento	6
Espectáculos	Espectáculo	18
Exposiciones	Exposición	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**70**	**659.709.833**
Directivo	17	319.200.000
Profesional y Técnico	15	128.520.000
Personal Administrativo	23	130.680.000
Obrero	15	81.309.833
Personal Contratado	**15**	**160.000.000**
Profesional y Técnico	5	50.000.000
Personal de Investigación	5	100.000.000
Obrero	5	10.000.000
TOTAL	**85**	**819.709.833**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	11	56.400.000
VI	447.109 __ 497.109	2	11.400.000
VII	497.110 __ 547.110	10	62.880.000
VIII	547.111 __ 597.111	1	6.720.000
IX	597.112 __ 647.112	7	53.160.000
X	647.113 __ 697.113	2	16.080.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	4	41.760.000
XV	897.118 __ 947.118	1	10.800.000
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	27	469.200.000
	TOTAL	**65**	**728.400.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	5	10.000.000
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	3	12.629.000
V	397.108 __ 447.108	7	36.621.667
VI	447.109 __ 497.109	1	5.779.166
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	4	26.280.000
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**20**	**91.309.833**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Programación Cultural	4.244.000.000
99	Partidas no Asignables a Programas	903.478.346
	TOTAL	**5.147.478.346**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.006.000.000
4.02	Materiales y Suministros	164.000.000
4.03	Servicios no Personales	1.219.000.000
4.04	Activos Reales	725.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	756.000.000
4.07	Transferencias	130.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	147.478.346
	TOTAL	**5.147.478.346**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.000.000.000**
- Transferencias Para Financiar Gastos Corrientes	1.085.575.712
Del Sector Público	1.085.575.712
De Entes Descentralizados	1.085.575.712
Venta de Servicios	3.914.424.288
Ingresos por Eventos	2.697.000.000
Taquillas	1.164.000.000
Arrendamientos	53.424.288
B. Gastos Corrientes	**3.666.478.346**
- Gastos de Consumo	3.536.478.346
Gastos de Personal	2.006.000.000
Materiales y Suministros	164.000.000
Servicios No Personales	1.219.000.000
Otros Gastos de Instituciones Descentralizadas	147.478.346
Depreciación y Amortización	147.478.346
- Otros Gastos Corrientes	130.000.000
Transferencias	130.000.000
Transferencias Corrientes al Sector Privado	80.000.000
Donaciones A Personas	20.000.000
Subsidios Educacionales al Sector Privado	10.000.000
Subsidios Culturales al Sector Privado	30.000.000
Subsidios Instituciones Benéficas Privada	20.000.000
Transferencias Corrientes al Sector Público	50.000.000
Donaciones Corrientes a Organismo Del Sector Publico	50.000.000
C. Resultado Económico: Ahorro	**1.333.521.654**
II. Cuenta de Capital	
A. Recursos de Capital	**1.481.000.000**
- Ahorro en la Cuenta Corriente	1.333.521.654
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	147.478.346
B. Gastos de Capital	**725.000.000**
- Activos Reales	675.000.000
Repuestos y Reparaciones Mayores	55.000.000
Adquisición de Maquinarias y Demás Equipos	170.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	50.000.000
Obras de Infraestructura	100.000.000
Conservaciones Ampliaciones y Mejoras	300.000.000
- Activos Intangibles	50.000.000
C. Resultado Financiero: Superávit	**756.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**756.000.000**
- Superávit Financiero	756.000.000
B. Aplicaciones Financieras	**756.000.000**
- Pasivos Financieros	756.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	756.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	447.182.145
Disminución de Cuentas y Efectos a Pagar a Contratistas	31.982.577
Disminución de Cuentas a Pagar por Retenciones Laborales	55.818.102
Disminución de Otras Cuentas y Efectos a Pagar	221.017.176

A0821
Centro Nacional Autónomo de Cinematografía
(CNAC)

CENTRO NACIONAL AUTÓNOMO DE CINEMATOGRAFÍA (CNAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Centro Nacional Autónomo de Cinematografía (CNAC), a través de la Ley de Cinematografía Nacional es el órgano rector de la actividad de la cinematografía del país. Su misión es estimular, proteger y promover la producción, distribución, exhibición y difusión dentro y fuera del país, de las obras cinematográficas nacionales.

Para el ejercicio económico 2004, el presupuesto de ingresos se sitúa en Bs. 3.480,0 millones, discriminados en: Bs. 3.251,7 millones (93,5%) provenientes de transferencias corrientes para financiar gastos corrientes; Bs. 90,0 millones (2,6%) de intereses provenientes de títulos y valores: Bs. 24,0 millones (0,7%) de depreciación y recursos financieros de Bs. 114,3 millones (3,2%).

El presupuesto de gastos para del año 2004 asciende a Bs. 3.480,0 millones, distribuidos en: gastos corrientes Bs. 1.725,7 millones; gastos de capital Bs. 100,0 millones y Bs. 1.654,3 millones de aplicaciones financieras (inversión financiera).

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 1.616,0 millones en la cuenta corriente y un superávit en la cuenta capital de Bs. 1.540,0 millones.

Entre las metas más relevantes, destacan las siguientes: producción y terminación de largometrajes; producción de telefilm; coproducciones (IBERMEDIA); Film Comisión; comercialización nacional e internacional; entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.341.700.000**
- Transferencias para Financiar Gastos Corrientes	3.251.700.000
Del Sector Público	3.251.700.000
Ingresos Ordinarios	2.276.190.000
Gestión Fiscal	809.673.300
Otras Fuentes	165.836.700
- Otros Ingresos Corrientes	90.000.000
Ingresos de la Propiedad	90.000.000
Recursos de Capital	**24.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	24.000.000
Recursos Financieros	**114.300.000**
- Activos Financieros	114.300.000
Disminución de Caja y Bancos	30.000.000
Disminución de Activos no Circulantes	84.300.000
Otros	84.300.000
TOTAL	**3.480.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.725.700.000**
- Gastos de Consumo	1.043.700.000
Gastos de Personal	764.700.000
Materiales y Suministros	35.000.000
Servicios No Personales	220.000.000
Otros Gastos de Instituciones Descentralizadas	24.000.000
Depreciación y Amortización	24.000.000
- Otros Gastos Corrientes	682.000.000
Transferencias	682.000.000
Transferencias Corrientes al Sector Privado	522.000.000
Otras Transferencias	160.000.000
Gastos de Capital	**100.000.000**
- Activos Reales	100.000.000
Adquisición de Maquinarias y Demás Equipos	100.000.000
Aplicaciones Financieras	**1.654.300.000**
- Activos Financieros	1.654.300.000
Adquisición de Otras Inversiones Financieras	1.654.300.000
TOTAL	**3.480.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Producción y Terminación de Largometrajes	Proyecto	6
Montaje de Proyectos	Proyecto	6
Terminación de Proyectos (Largometrajes - Cortometrajes)	Proyecto	6
Coproducciones Minoritarias	Proyecto	2
Producción de Telefilm	Proyecto	2
Producción y Terminación Cortometrajes	Proyecto	10
Desarrollo de Guiones	Proyecto	10
Film Commission	Proyecto	3
Coproducciones (IBERMEDIA)	Coproducción	1
Apoyo Eventos Realizados en Venezuela	Evento	4
Presencia del Cine en Encuentros Internacionales	Asistencia	150
Campañas Promocionales de Cine	Promoción	4
Comercialización Nacional	Film	10
Comercialización Internacional	Film	2
Apoyo a la Exhibición	Proyecto	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**41**	**311.361.220**
Directivo	9	89.498.504
Profesional y Técnico	21	152.807.116
Personal Administrativo	7	55.367.970
Obrero	4	13.687.630
TOTAL	41	311.361.220

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA ___ 247.104		
II	247.105 ___ 297.105		
III	297.106 ___ 347.106	1	4.002.046
IV	347.107 ___ 397.107	1	4.199.540
V	397.108 ___ 447.108	3	14.758.604
VI	447.109 ___ 497.109		
VII	497.110 ___ 547.110	9	57.726.372
VIII	547.111 ___ 597.111		
IX	597.112 ___ 647.112		
X	647.113 ___ 697.113	5	39.023.802
XI	697.114 ___ 747.114	8	68.779.356
XII	747.115 ___ 797.115		
XIII	797.116 ___ 847.116	6	60.670.617
XIV	847.117 ___ 897.117		
XV	897.118 ___ 947.118	2	21.653.892
XVI	947.119 ___ 997.119		
XVII	997.120 Y MAS	2	26.859.361
	TOTAL	**37**	**297.673.590**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	4	13.687.630
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**4**	**13.687.630**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	1.119.700.000
02	Fomento a la Actividad Cinematográfica	322.000.000
03	Promoción y Comercialización Internacional	360.000.000
99	Partidas no Asignables a Programas	1.678.300.000
	TOTAL	**3.480.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	764.700.000
4.02	Materiales y Suministros	35.000.000
4.03	Servicios no Personales	220.000.000
4.04	Activos Reales	100.000.000
4.05	Activos Financieros	1.654.300.000
4.07	Transferencias	682.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	24.000.000
	TOTAL	**3.480.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.341.700.000**
- Transferencias Para Financiar Gastos Corrientes	3.251.700.000
Del Sector Público	3.251.700.000
De la Administración Central	3.251.700.000
- Otros Ingresos Corrientes	90.000.000
Ingresos de la Propiedad	90.000.000
Intereses por Títulos y Valores	90.000.000
B. Gastos Corrientes	**1.725.700.000**
- Gastos de Consumo	1.043.700.000
Gastos de Personal	764.700.000
Materiales y Suministros	35.000.000
Servicios No Personales	220.000.000
Otros Gastos de Instituciones Descentralizadas	24.000.000
Depreciación y Amortización	24.000.000
- Otros Gastos Corrientes	682.000.000
Transferencias	682.000.000
Transferencias Corrientes al Sector Privado	522.000.000
- Subsidios Culturales al Sector Privado	522.000.000
Otras Transferencias	160.000.000
Transferencias al Exterior para financiar Gastos de Capital	160.000.000
C. Resultado Económico: Ahorro	**1.616.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**1.640.000.000**
- Ahorro en la Cuenta Corriente	1.616.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	24.000.000
B. Gastos de Capital	**100.000.000**
- Activos Reales	100.000.000
Adquisición de Maquinarias y Demás Equipos	100.000.000
C. Resultado Financiero: Superávit	**1.540.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**1.654.300.000**
- Activos Financieros	114.300.000
Disminución de Caja y Bancos	30.000.000
Disminución de Otros Activos no Circulantes	84.300.000
Otros	84.300.000
- Superávit Financiero	1.540.000.000
B. Aplicaciones Financieras	**1.654.300.000**
- Activos Financieros	1.654.300.000
Adquisición de Otras Inversiones Financieras	1.654.300.000

A0829
Centro Nacional del Libro (CNL)

CENTRO NACIONAL DEL LIBRO (CNL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Centro Nacional del Libro tiene como objetivo propiciar el fomento de la industria editorial y gráfica nacional y la promoción del libro y la lectura, generando condiciones óptimas para el mejoramiento cualitativo y cuantitativo de la producción y comercialización, que impulsen el desarrollo cultural, social y económico del país.

Su actividad principal es fomentar la lectura, el libro y la industria editorial y gráfica, como factores estratégicos del desarrollo cultural y económico de Venezuela.

Para el ejercicio fiscal 2004 el Centro Nacional del Libro estima financiar sus gastos con un total de recursos que ascienden a la cantidad de Bs. 1.866,9 millones los cuales se derivan de la siguientes fuentes: Ingresos Corrientes Bs. 1.523,9 millones (81,6%), Recursos Financieros Bs. 199,8 millones (10,7%) y los Recursos de Capital integrados por la depreciación anual Bs. 143,2 millones (7,7%).

El presupuesto de gastos se estima en Bs. 1.866,9 millones, distribuidos en gastos corrientes por Bs. 1.653,7 millones (88,6%), inversión en activos fijos Bs. 13,4 millones (0,7%) y aplicaciones financieras Bs. 199,8 millones (10,7%).

La relación entre ingresos y gastos corrientes arroja como resultado económico un desahorro de Bs. 129,8 millones y un equilibrio financiero en la cuenta capital, luego de considerar una inversión real de Bs. 13,4 millones que permitirá realizar compras de maquinarias y equipos diversos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.523.900.000**
- Transferencias para Financiar Gastos Corrientes	1.523.900.000
Del Sector Público	1.523.900.000
Recursos Ordinarios	1.066.730.000
Gestión Fiscal	379.451.100
Otras Fuentes	77.718.900
Recursos de Capital	**143.216.170**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	143.216.170
Recursos Financieros	**199.788.745**
- Activos Financieros	199.788.745
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	199.788.745
TOTAL	**1.866.904.915**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.653.691.170**
- Gastos de Consumo	1.652.991.170
Gastos de Personal	982.178.475
Materiales y Suministros	45.155.000
Servicios No Personales	482.441.525
Otros Gastos de Instituciones Descentralizadas	143.216.170
Depreciación y Amortización	143.216.170
- Otros Gastos Corrientes	700.000
Transferencias	700.000
Transferencias Corrientes al Sector Privado	700.000
Gastos de Capital	**13.425.000**
- Activos Reales	13.425.000
Adquisición de Maquinarias y demás Equipos	13.140.000
Adquisición de Equipos de Transporte, Tracción y Elevación	285.000
Aplicaciones Financieras	**199.788.745**
- Pasivos Financieros	199.788.745
Servicio de la Deuda Pública y Disminución de otros Pasivos	199.788.745
Disminución de Cuentas y Efectos a Pagar a Proveedores	35.734.980
Disminución de Otras Cuentas y Efectos a Pagar	164.053.765
TOTAL	**1.866.904.915**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Realizar Reuniones Interinstitucionales de Divulgación y Coordinación de Proyectos	Reunión	24
Contribuir a Promoción de las Publicaciones de Obras de Autores Venezolanos Contemporáneos en el Exterior	Agente Literario	1
Contribuir con el Parlatino en la Organización del 1° Encuentro de Países del Mercolíber	Conv. Intern.	10
Ejecutar Programa de Adq., Mant. y Cont. Para Gastos Funcionamiento Cenal	Programa	1
Gerencial el Sistema de Recursos Humanos del CENAL	Sistema	1
Producir Eventos y Sop. Informativos en Apoyo a Nec. Comunicacionales del CENAL	Programa	1
Realizar Fiestas del Libro en Lara, Apure, Cojedes y Portuguesa	Evento	4
Asesorar Entes Reg.p/f de Libro en Trujillo, Táchira, Mérida, Carabobo y Zulia y 1 Art. en Caracas	Asesoría	6
Realizar la xi Feria Internacional del Libro de Caracas 2004	Evento	1
Realizar la Premiación al "mejor Libro del año 2003"	Evento	1
Realizar Cursos de Introd. de Asist. Edit. en Portuguesa, Lara, Apure y Cojedes	Curso	4
Realizar Curso Anual de Asistentes Editoriales en Caracas	Curso	1
Realizar Talleres de Edición en Ferias de Mérida, Valencia, Trujillo, San Cristóbal y Maracaibo	Taller	5
Realizar Talleres con Esp. Ext. Para la Escuela del Libro	Taller	3
Registrar 3000 Títulos en el Sistema Isbn	Título	3.000
Migrar 68000 Títulos Históricos del Isbn del Sistema Notis a Microsoft Access	Título	68.000
Optimizar la Atención y Asesoría a los Usuarios del Isbn	Curso	1
Elevar a 360 los Sujetos Inscritos en el Registro Nacional del Sector Libro	Expediente	360
Efectuar 16 Reuniones de Int. y Prom. del Sector Para Promover la Inv. Pvda. Nac. e Int.	Reunión	16
Efectuar Seguimiento a la Entrega de 100.000 Libros a la red de Bib. Públicas	Informe	6
Gestionar Créditos a la Pyme Para Incrementar Prod. de Libros Art. 32 ley Libro	Gestión	4
Otorgar 1 Beca Escolar a Ganadora Taller Infantil Lapso Acad. 2003-04	Beca	1
Dictar 4 Talleres Sobre Piratería y Reprografía Ilegal	Taller	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**29**	**270.019.792**
Directivo	4	87.668.191
Profesional y Técnico	16	145.335.149
Personal Administrativo	6	25.212.906
Obrero	3	11.803.546
Personal Contratado	**29**	**90.961.000**
Profesional y Técnico	5	45.361.000
Personal Administrativo	23	41.400.000
Obrero	1	4.200.000
TOTAL	**58**	**360.980.792**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	23	42.361.000
II	247.105 __ 297.105	2	6.819.264
III	297.106 __ 347.106	1	4.162.356
IV	347.107 __ 397.107	2	9.373.716
V	397.108 __ 447.108	1	4.857.576
VI	447.109 __ 497.109	3	16.750.488
VII	497.110 __ 547.110	2	13.058.376
VIII	547.111 __ 597.111	2	13.862.676
IX	597.112 __ 647.112		
X	647.113 __ 697.113	1	7.834.836
XI	697.114 __ 747.114	6	53.280.312
XII	747.115 __ 797.115	2	18.433.728
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119	1	11.529.624
XVII	997.120 Y MAS	8	142.653.294
	TOTAL	**54**	**344.977.246**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	2	6.523.546
III	297.106 __ 347.106		
IV	347.107 __ 397.107	1	4.200.000
V	397.108 __ 447.108	1	5.280.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**4**	**16.003.546**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección de Apoyo Técnico y Administrativo	1.403.485.475
02	Promoción del Libro y la Lectura	268.113.270
03	Formación Editorial y Gráfica	29.740.000
04	Fomento de la Industria Editorial y Gráfica	22.350.000
99	Partidas no Asignables a Programas	143.216.170
	TOTAL	**1.866.904.915**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	982.178.475
4.02	Materiales y Suministros	45.155.000
4.03	Servicios no Personales	482.441.525
4.04	Activos Reales	13.425.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	199.788.745
4.07	Transferencias	700.000
4.08	Otros Gastos de Instituciones Descentralizadas	143.216.170
	TOTAL	**1.866.904.915**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.523.900.000**
- Transferencias Para Financiar Gastos Corrientes	1.523.900.000
Del Sector Público	1.523.900.000
De la Administración Central	1.523.900.000
B. Gastos Corrientes	**1.653.691.170**
- Gastos de Consumo	1.652.991.170
Gastos de Personal	982.178.475
Materiales y Suministros	45.155.000
Servicios No Personales	482.441.525
Otros Gastos de Instituciones Descentralizadas	143.216.170
Depreciación y Amortización	143.216.170
- Otros Gastos Corrientes	700.000
Transferencias	700.000
Transferencias Corrientes al Sector Privado	700.000
- Transferencias	700.000
C. Resultado Económico: Desahorro	**(129.791.170)**
II. Cuenta de Capital	
A. Recursos de Capital	**13.425.000**
- Desahorro en la Cuenta Corriente	(129.791.170)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	143.216.170
B. Gastos de Capital	**13.425.000**
- Activos Reales	13.425.000
Adquisición de Maquinarias y demás Equipos	13.140.000
Adquisición de Equipos de Transporte, Tracción y Elevación	285.000
C. Resultado Financiero: Equilibrio	
III. Cuenta Financiera	
A. Recursos Financieros	**199.788.745**
- Activos Financieros	199.788.745
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	199.788.745
B. Aplicaciones Financieras	**199.788.745**
- Pasivos Financieros	199.788.745
Servicio de la Deuda Pública y Disminución de otros Pasivos	199.788.745
Disminución de Cuentas y Efectos a Pagar a Proveedores	35.734.980
Disminución de Otras Cuentas y Efectos a Pagar	164.053.765

A0911
Academia Nacional de la Ingeniería y el Hábitat

ACADEMIA NACIONAL DE LA INGENIERÍA Y EL HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Academia Nacional de la Ingeniería y el Hábitat, tiene como misión cooperar con el desarrollo nacional y con la definición y elaboración de directrices relacionadas con el desarrollo de la infraestructura.

Entre las actividades principales de la Academia se destacan:

- Asesorar al Poder Legislativo, Ejecutivo y Universidades en asunto de interés nacional ligados al que hacer de la ingeniería, arquitectura y urbanismo.

- Estudiar la normativa legal y técnica de ingeniería y arquitectura.

- Publicar y difundir el conocimiento tecnológico.

De las metas más relevantes de la academia, destacan las siguientes: Publicación de 2000 ejemplares del boletín de la academia, distribuir 1.050 ejemplares del boletín de la academia y la publicación de 2000 ejemplares de los foros realizados.

El presupuesto de ingresos de la Academia se sitúa en Bs. 106,0 millones, discriminados Bs. 103,0 millones del aporte del Ejecutivo Nacional (71% de recursos ordinarios, 24,9% de gestión fiscal y 4,1% de otras fuentes) y Bs. 3,0 millones de recursos de capital (depreciación).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 96,0 millones y Bs. 10,0 millones a la adquisición de activos.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 7,2 millones en la cuenta corriente y resultado equilibrado en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**102.968.320**
- Transferencias para Financiar Gastos Corrientes	102.968.320
Del Sector Público	102.968.320
Recursos Ordinarios	72.077.821
Gestión Fiscal	25.639.112
Otras Fuentes	5.251.384
Recursos de Capital	**2.850.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.850.000
TOTAL	**105.818.320**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**95.795.410**
- Gastos de Consumo	95.795.410
Gastos de Personal	29.100.410
Materiales y Suministros	10.775.000
Servicios No Personales	53.070.000
Otros Gastos de Instituciones Descentralizadas	2.850.000
Depreciación y Amortización	2.850.000
Gastos de Capital	**10.022.910**
- Activos Reales	10.022.910
Adquisición de Maquinarias y demás Equipos	10.022.910
TOTAL	**105.818.320**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Publicar los foros realizados	Ejemplar	2.000
Publicar el Boletín de la Academia	Ejemplar	2.000
Distribuir el Boletín de la Academia	Ejemplar	1.050

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1**	**5.400.000**
Personal Administrativo	1	5.400.000
Personal Fijo a Tiempo Parcial	**1**	**9.120.000**
Profesional y Técnico	1	9.120.000
Personal Contratado	**2**	**2.964.000**
Obrero	2	2.964.000
TOTAL	**4**	**17.484.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	1	5.400.000
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	1	9.120.000
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**2**	**14.520.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2	2.964.000
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**2**	**2.964.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración	29.100.410
02	Asesoría y Producción	73.867.910
99	Partidas no Asignables a Programas	2.850.000
	TOTAL	**105.818.320**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	29.100.410
4.02	Materiales y Suministros	10.775.000
4.03	Servicios no Personales	53.070.000
4.04	Activos Reales	10.022.910
4.08	Otros Gastos de Instituciones Descentralizadas	2.850.000
	TOTAL	**105.818.320**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**102.968.320**
- Transferencias Para Financiar Gastos Corrientes	102.968.320
Del Sector Público	102.968.320
De la Administración Central	102.968.320
B. Gastos Corrientes	**95.795.410**
- Gastos de Consumo	95.795.410
Gastos de Personal	29.100.410
Materiales y Suministros	10.775.000
Servicios No Personales	53.070.000
Otros Gastos de Instituciones Descentralizadas	2.850.000
Depreciación y Amortización	2.850.000
C. Resultado Económico: Ahorro	**7.172.910**
II. Cuenta de Capital	
A. Recursos de Capital	**10.022.910**
- Ahorro en la Cuenta Corriente	7.172.910
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.850.000
B. Gastos de Capital	**10.022.910**
- Activos Reales	10.022.910
Adquisición de Maquinarias y demás Equipos	10.022.910
C. Resultado Financiero: Equilibrio	

A0938
Instituto Nacional de la Juventud

INSTITUTO NACIONAL DE LA JUVENTUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de la Juventud tiene como objetivo la rectoría, coordinación, formulación, programación, compatibilización y evaluación de las políticas para la juventud, así como realizar todos los actos administrativos necesarios para la instrumentación de esta política nacional.

Para el ejercicio fiscal 2004, la Institución estima alcanzar las siguientes metas: realizar 3 estudios dirigidos a la juventud; 16 campañas comunicacionales; suscribir 5 convenios con organismos públicos y privados; capacitar 30.000 jóvenes a nivel nacional; reinsertar 30.000 jóvenes al sistema socioeducativo; formar 200.000 voluntarios juveniles y 724 coordinadores a nivel estadal; programar 5 jornadas motivacionales dirigidas a la juventud; fomentar 24 cooperativas juveniles y otorgar 30 becas-subsidios a jóvenes emprendedores.

Para el logro de sus metas dispone de un financiamiento de Bs. 6.028,1,0 millones, de los cuales Bs. 5.867,0 millones (97,2%) corresponden al Ejecutivo Nacional; recursos de capital Bs. 21,0 millones (0,4%) provenientes de la reserva de depreciación y Bs. 140,1 millones (2,4%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 4.854,2 millones (80,0%), inversión en activos fijos por Bs. 1.034,7 millones (17,6%) y cancelación de pasivo a mediano y largo plazo de Bs. 139,2 millones (2,4%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**5.867.000.000**
- Transferencias para Financiar Gastos Corrientes	5.867.000.000
Del Sector Público	5.867.000.000
Recursos Ordinarios	4.106.900.000
Gestión Fiscal	1.460.883.000
Otras Fuentes	299.217.000
Recursos de Capital	**21.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	21.000.000
Recursos Financieros	**140.136.846**
- Activos Financieros	140.136.846
Disminución de Caja y Bancos	15.136.846
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	125.000.000
TOTAL	**6.028.136.846**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**4.854.213.988**
- Gastos de Consumo	3.953.513.988
Gastos de Personal	2.612.273.820
Materiales y Suministros	745.889.069
Servicios No Personales	574.351.099
Otros Gastos de Instituciones Descentralizadas	21.000.000
Depreciación y Amortización	21.000.000
- Otros Gastos Corrientes	900.700.000
Transferencias	900.700.000
Transferencias Corrientes al Sector Privado	900.000.000
Transferencias Corrientes al Sector Público	700.000
Gastos de Capital	**1.034.687.716**
- Activos Reales	1.014.687.716
Adquisición de Maquinarias y demás Equipos	566.587.716
Adquisición de Equipos de Transporte, Tracción y Elevación	120.000.000
Otros Activos Reales	328.100.000
- Activos Intangibles	20.000.000
Aplicaciones Financieras	**139.235.142**
- Pasivos Financieros	139.235.142
Servicio de la Deuda Pública y Disminución de otros Pasivos	139.235.142
Disminución de Cuentas y Efectos a Pagar a Proveedores	29.774.596
Disminución de Otras Cuentas y Efectos a Pagar	24.636.846
Disminución de Otros Pasivos no Circulantes	84.823.700
TOTAL	**6.028.136.846**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Estudio para el diseño del plan nacional de reeducación de Jóvenes	Estudio	1
Estudio del proceso de creación de las direcciones nacionales de la juventud	Estudio	1
Estudio del plan de contingencia de las y los jóvenes Involucrados en el uso Indebido de las drogas, alcoholismo, tabaquismo, prostitución y delincuencia	Estudio	1
Campaña comunicacional dirigida a la juventud	Campaña	16
Suscripción de convenios con organismos públicos y privados para elevar la calidad de vida de las y los jóvenes	Convenio	5
Difusión del nuevo proyecto de la juventud.	Jornada	1
Análisis sobre la situación de la juventud venezolana	Especial	2
Apoyar la creación de las direcciones regionales	Dirección	16
Formular e implantar el plan de desarrollo organizacional	Plan	1
Involucradas en el uso Indebido de las drogas	Plan	1
Capacitar a jóvenes a nivel nacional	Joven Capacitado	30.000
Apoyar la creación de brigadas juveniles	Brigada Juvenil	16
Formar facilitadores de manera integral a nivel nacional	Facilitador	100
Financiar organizaciones comunitarias	Organización Comunitaria	100
Reinsertar a las y los jóvenes en el sistema socio educativo y/o socio productivo a nivel nacional	Joven Reinsertado	30.000
Formar voluntariado juvenil a nivel nacional	Joven Voluntario	200.000
Realizar eventos recreativos y culturales en el marco del programa "una sonrisa popular" en coordinación con las brigadas juveniles y la comunidad	Evento	32
Fomentar el turismo juvenil y estudiantil a través de campañas a nivel nacional, regional y local	Campaña	1
Realizar jornadas de prevención a nivel nacional, regional y local enmarcadas en las áreas de educación sexual, salud reproductiva, control de maternidad y paternidad precoz, sida, tabaquismo, droga y alcoholismo	Jornada	32
Fomentar cooperativas juveniles a nivel nacional	Cooperativa	24
Otorgar becas y subsidios estudiantiles a las y los jóvenes emprendedores	Beca- Subsidio	30
Realizar taller de formación para coordinadores regionales y promotores estadales	Coordinador Promotor	724
Realizar jornadas motivacionales a nivel nacional a las y los jóvenes	Jornada	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1**	**28.740.000**
Directivo	1	28.740.000
Personal Contratado	**59**	**620.945.628**
Directivo	34	436.671.148
Profesional y Técnico	16	153.799.544
Personal Administrativo	5	18.613.944
Obrero	4	11.860.992
TOTAL	**60**	**649.685.628**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	3	10.121.256
III	297.106 _ 347.106		
IV	347.107 _ 397.107	2	8.492.688
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	16	153.799.544
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	35	465.411.148
	TOTAL	**56**	**637.824.636**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	4	11.860.992
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**4**	**11.860.992**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	4.225.838.954
02	Servicios Operativos	1.642.062.750
99	Partidas no Asignables a Programas	160.235.142
	TOTAL	**6.028.136.846**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.612.273.820
4.02	Materiales y Suministros	745.889.069
4.03	Servicios no Personales	574.351.099
4.04	Activos Reales	1.034.687.716
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	139.235.142
4.07	Transferencias	900.700.000
4.08	Otros Gastos de Instituciones Descentralizadas	21.000.000
	TOTAL	**6.028.136.846**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.867.000.000**
- Transferencias Para Financiar Gastos Corrientes	5.867.000.000
Del Sector Público	5.867.000.000
De la Administración Central	5.867.000.000
B. Gastos Corrientes	**4.854.213.988**
- Gastos de Consumo	3.953.513.988
Gastos de Personal	2.612.273.820
Materiales y Suministros	745.889.069
Servicios No Personales	574.351.099
Otros Gastos de Instituciones Descentralizadas	21.000.000
Depreciación y Amortización	21.000.000
- Otros Gastos Corrientes	900.700.000
Transferencias	900.700.000
Transferencias Corrientes al Sector Privado	900.000.000
Becas universitarias en el país	500.000.000
Donaciones a personas	100.000.000
Subsidios a entidades deportivas y recreativas de carácter privado	200.000.000
Otras transferencias corrientes internas al sector privado	100.000.000
Transferencias Corrientes al Sector Público	700.000
Transferencias corrientes a los municipios	700.000
C. Resultado Económico: Ahorro	**1.012.786.012**
II. Cuenta de Capital	
A. Recursos de Capital	**1.033.786.012**
- Ahorro en la Cuenta Corriente	1.012.786.012
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	21.000.000
B. Gastos de Capital	**1.034.687.716**
- Activos Reales	1.014.687.716
Adquisición de Maquinarias y demás Equipos	566.587.716
Adquisición de Equipos de Transporte, Tracción y Elevación	120.000.000
Otros Activos Reales	328.100.000
- Activos Intangibles	20.000.000
C. Resultado Financiero: Déficit	**(901.704)**
III. Cuenta Financiera	
A. Recursos Financieros	**140.136.846**
- Activos Financieros	140.136.846
Disminución de Caja y Bancos	15.136.846
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	125.000.000
B. Aplicaciones Financieras	**140.136.846**
- Pasivos Financieros	139.235.142
Servicio de la Deuda Pública y Disminución de otros Pasivos	139.235.142
Disminución de Cuentas y Efectos a Pagar a Proveedores	29.774.596
Disminución de Otras Cuentas y Efectos a Pagar	24.636.846
Disminución de Otros Pasivos no Circulantes	84.823.700
- Déficit Financiero	901.704

Ministerio del Trabajo

A0051

Instituto *p*ara *l*a Capacitación *y* Recreación
*d*e *l*os Trabajadores
(INCRET)

INSTITUTO PARA LA CAPACITACIÓN Y RECREACIÓN DE LOS TRABAJADORES (INCRET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La política de financiamiento para la ejecución del Presupuesto del 2004, contempla la obtención de los recursos corrientes provenientes del Sector Público por Bs. 7.755,1 millones; la captación de los ingresos propios por concepto de Ventas de Bienes y Servicios a través del alquiler de las instalaciones Turísticas de la Institución ubicada en diferentes Zonas del País por Bs. 232,5 millones; además de los recursos de capital otorgados para la Recuperación de las Instalaciones del INCRET por Bs. 944,1 millones. Todo ello, bajo la consideración de las limitaciones que pueda generar la actual situación económica, que afecta a todos los sectores productivos del país.

El Instituto para la Capacitación y Recreación de los Trabajadores (INCRET), encamina sus esfuerzos a reactivar el mercado del Turismo Social, que mejoren el nivel de vida de los venezolanos mediante el desarrollo de actividades culturales y turísticas. Asimismo, se proyectará a ejecutar los planes de transformación Institucional para la recuperación, reacondicionamiento, dotación y fortalecimiento de las Instalaciones Turísticas en: El Centro Vacacional de Higüerote, Ciudad Vacacional Los Caracas, Hotel INCRET San Cristóbal, Bahía de Patanemo - Puerto Cabello, Palma Sola - Morón, Sede Principal y Teatro (Edificio INCRET), en el Paraíso.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**7.998.685.000**
- Transferencias para Financiar Gastos Corrientes	7.755.100.000
Del Sector Público	7.755.100.000
- Ingresos por Actividades Propias	232.585.000
Venta de Servicios	232.585.000
- Otros Ingresos Corrientes	11.000.000
Otros	11.000.000
Recursos de Capital	**1.011.190.000**
- Transferencias para Financiar Gastos de Capital	944.190.000
Del Sector Público	944.190.000
• Recuperación del Patrimonio del Incret	944.190.000
Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	67.000.000
TOTAL	**9.009.875.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**6.854.501.962**
- Gastos de Consumo	6.700.806.662
Gastos de Personal	3.476.849.222
Materiales y Suministros	1.017.060.352
Servicios no Personales	2.139.897.088
Otros Gastos de Instituciones Descentralizadas	67.000.000
Depreciación y Amortización	67.000.000
- Otros Gastos Corrientes	153.695.300
Transferencias	153.695.300
Transferencias Corrientes al Sector Privado	111.276.000
Otras Transferencias	42.419.300
Gastos de Capital	**1.643.193.760**
- Activos Reales	1.617.193.760
Repuestos y Reparaciones Mayores	170.948.249
Adquisición de Maquinarias y demás Equipos	291.902.751
Adquisición de Equipos de Transporte, Tracción y Elevación	50.435.000
Otros Activos Reales	1.103.907.760
- Activos Intangibles	26.000.000
Aplicaciones Financieras	**512.179.278**
- Activos Financieros	308.745.878
Incremento de Caja y Bancos	308.745.878
- Pasivos Financieros	203.433.400
Servicio de la Deuda Pública y Disminución de otros Pasivos	203.433.400
Disminución de Cuentas y Efectos a Pagar a Proveedores	63.930.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	19.846.005
Disminución de Otros Pasivos no Circulantes	119.657.395
TOTAL	**9.009.875.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Ciudad Vacacional los Caracas	Persona Atendida	27.442
Colonia Vacacional Antonio Bertorelli (Higüerote)	Persona Atendida	5.850
Hotel Incret San Cristobal	Persona Atendida	5.478
Área Turística (Bahía de Patanemo - Puerto Cabello, Palma Sola - Morón)	Persona Atendida	1.962
Área Recreativa (Bahía de Patanemo - Puerto Cabello, Palma Sola - Morón)	Persona Atendida	22.541
Área Cultural (Teatro INCRET)	Persona Atendida	88.730

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**196**	**817.744.470**
- Directivo	11	137.187.066
- Profesional y Técnico	13	120.522.408
- Personal Administrativo	33	124.228.328
- Obrero	139	435.806.668
Personal Contratado	**71**	**351.625.092**
- Profesional y Técnico	35	216.645.360
- Obrero	36	134.979.732
TOTAL	**267**	**1.169.369.562**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	10	32.617.680
III	297.106 _ 347.106	26	97.784.064
IV	347.107 _ 397.107	12	53.425.584
V	397.108 _ 447.108	3	15.750.000
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	3	18.000.000
VIII	547.111 _ 597.111	1	6.750.000
IX	597.112 _ 647.112	4	29.700.000
X	647.113 _ 697.113	5	40.641.048
XI	697.114 _ 747.114	3	26.100.840
XII	747.115 _ 797.115	7	64.745.952
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	4	41.903.964
XV	897.118 _ 947.118	7	78.163.716
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	7	93.000.314
	TOTAL	**92**	**598.583.162**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	139	435.806.680
III	297.106 _ 347.106	34	126.023.160
IV	347.107 _ 397.107	2	8.956.560
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**175**	**570.786.400**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**24**	**152.095.300**
Jubilado	15	98.160.358
Pensionado	9	53.934.942
TOTAL	24	152.095.300

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	4.289.636.949
02	Instalaciones Incret	2.511.229.506
03	Turismo, Recreación y Cultura	1.629.829.267
99	Partidas no Asignables a Programas	579.179.278
	TOTAL	9.009.875.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.476.849.222
4.02	Materiales y Suministros	1.017.060.352
4.03	Servicios no Personales	2.139.897.088
4.04	Activos Reales	1.643.193.760
4.05	Activos Financieros	308.745.878
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	203.433.400
4.07	Transferencias	153.695.300
4.08	Otros Gastos de Instituciones Descentralizadas	67.000.000
	TOTAL	9.009.875.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.998.685.000**
- Transferencias Para Financiar Gastos Corrientes	7.755.100.000
Del Sector Público	7.755.100.000
Transferencias Recibidas del Ministerio del Trabajo	7.755.100.000
Recursos Ordinarios	7.755.100.000
- Ingresos por Actividades Propias	232.585.000
Venta de Servicios	232.585.000
Venta de Servicios Principales	232.585.000
- Otros Ingresos Corrientes	11.000.000
Otros Ingresos	11.000.000
Ingresos por Rendimiento de Depósitos	11.000.000
B. Gastos Corrientes	**6.854.501.962**
- Gastos de Consumo	6.700.806.662
Gastos de Personal	3.476.849.222
Materiales y Suministros	1.017.060.352
Servicios No Personales	2.139.897.088
Otros Gastos de Instituciones Descentralizadas	67.000.000
Depreciación y Amortización	67.000.000
- Otros Gastos Corrientes	153.695.300
Transferencias	153.695.300
Transferencias Corrientes al Sector Privado	111.276.000
Pensiones	35.948.000
Jubilaciones	73.728.000
Subsidios a Organismos Laborales y Gremiales	800.000
Subsidios Económicos Directos a Cooperativas	800.000
Otras Transferencias	42.419.300
Aguinaldos Personal Pensionado	18.432.000
Otras Subvenciones Socio Económicas a Personal Pensionado	9.000.000
Aguinaldos Personal Jubilado	8.987.000
Otras Subvenciones Socio Económicas a Personal Jubilado	6.000.300
C. Resultado Económico: Ahorro	**1.144.183.038**
II. Cuenta de Capital	
A. Recursos de Capital	**2.155.373.038**
- Ahorro en la Cuenta Corriente	1.144.183.038
- Transferencias para Financiar Gastos de Capital	944.190.000
Transferencias Recibidas del Ministerio del Trabajo	944.190.000
Transferencias para Financiar Gastos de Capital	944.190.000
• Recuperación del Patrimonio del Incret	944.190.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	67.000.000
B. Gastos de Capital	**1.643.193.760**
- Activos Reales	1.617.193.760
Repuestos y Reparaciones Mayores	170.948.249
Adquisición de Maquinarias y demás Equipos	291.902.751
Adquisición de Equipos de Transporte, Tracción y Elevación	50.435.000
Otros Activos Reales	1.103.907.760
- Activos Intangibles	26.000.000
C. Resultado Financiero: Superávit	**512.179.278**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**512.179.278**
- Superávit Financiero	512.179.278
B. Aplicaciones Financieras	**512.179.278**
- Activos Financieros	308.745.878
Incremento de Caja y Bancos	308.745.878
- Pasivos Financieros	203.433.400
Servicio de la Deuda Pública y Disminución de Otros Pasivos	203.433.400
Disminución de Cuentas y Efectos a Pagar a Proveedores	63.930.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	19.846.005
Disminución de Otros Pasivos no Circulantes	119.657.395

A0176

Instituto Nacional de Prevención, Salud y
Seguridad Laborales
(INPSASEL)

INSTITUTO NACIONAL DE PREVENCIÓN, SALUD Y SEGURIDAD LABORALES (INPSASEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL), tiene como objetivo ejecutar la Política Nacional de Condiciones y Medio Ambiente de Trabajo, en materia de prevención, salud, seguridad y bienestar, así como realizar todos los actos administrativos para la instrumentación de esta política.

El presupuesto para el Ejercicio Fiscal 2004, se orientará al cumplimiento de la Directriz Estratégica del Ministerio del Trabajo contenido en el Plan Operativo Anual, el cual expresa en sus líneas estratégicas "Disminuir los índices de accidentalidad en el trabajo y de enfermedades ocupacionales".

Con el fortalecimiento del Instituto Nacional de Prevención, Salud y Seguridad Laborales, se contempla un conjunto de metas que conlleva al crecimiento del Instituto, en particular en aquellas regiones de mayor concentración industrial. El presupuesto presentado para tal fin, se estima en UN MIL SETECIENTOS SESENTA MILLONES OCHOCIENTOS CINCUENTA MIL BOLIVARES (Bs. 1.760.850.000.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.759.200.000**
- Transferencias para Financiar Gastos Corrientes	1.759.200.000
Ministerio del Trabajo	1.759.200.000
.Recursos Ordinarios	1.759.200.000
Recursos de Capital	**1.650.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.650.000
TOTAL	**1.760.850.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.720.029.488**
- Gastos de Consumo	1.720.029.488
Gastos de Personal	1.595.994.463
Materiales y Suministros	40.885.025
Servicios No Personales	81.500.000
Otros Gastos de Instituciones Descentralizadas	1.650.000
.Depreciación y Amortización	1.650.000
Gastos de Capital	**39.170.512**
- Activos Reales	39.170.512
Adquisición de Maquinarias y demás Equipos	39.170.512
Aplicaciones Financieras	**1.650.000**
- Activos Financieros	1.650.000
.Incremento de Caja y Bancos	1.650.000
TOTAL	**1.760.850.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Conformar 1.500 comité de higiene y seguridad laboral a nivel nacional.	Comité de higiene y seguridad laboral	1.500
Desarrollar mediante las URSAT 400 certificaciones de servicios médico de empresa.	Certificación	400
Fomentar la creación de 3 redes de entidades regionales de atención de niños, niñas y adolescentes trabajadores	Red de Atención	3
Realizar 828 evaluaciones a partir del establecimiento del sistema de evaluación y riesgo ocupacional en el medio ambiente de trabajo.	Evaluación	828
Realizar 420 estudios especiales, a partir del establecimiento del Sistema de evaluación y riesgo Ocupacional en el medio ambiente de trabajo.	Estudio especial	420
Efectuar 3.933 investigaciones, a partir del establecimiento del sistema de investigación de accidentes de trabajo en el territorio nacional.	Investigación	3.933
Desarrollar a través de las URSAT 8 programas de prevención, promoción de la salud de los trabajadores en el territorio nacional.	Programa	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1**	**18.000.000**
Directivo	1	18.000.000
Personal Contratado	**116**	**832.293.160**
Directivo	9	94.400.000
Profesional y Técnico	86	673.199.592
Personal Administrativo	11	38.960.000
Obrero	10	25.733.568
TOTAL	**117**	**850.293.160**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2	5.600.000
II	247.105 __ 297.105	11	38.960.000
III	297.106 __ 347.106		
IV	347.107 __ 397.107	5	22.400.000
V	397.108 __ 447.108		
VI	447.109 __ 497.109	1	5.400.000
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	32	223.200.000
IX	597.112 __ 647.112		
X	647.113 __ 697.113	1	8.100.000
XI	697.114 __ 747.114	28	237.200.000
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	27	283.699.592
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**107**	**824.559.592**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	10	25.733.568
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**10**	**25.733.568**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	471.115.350
02	Servicios de Atención, Evaluación e Investigación en Riesgos Ocupacionales	1.289.734.650
	TOTAL	**1.760.850.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.595.994.463
4.02	Materiales y Suministros	40.885.025
4.03	Servicios no Personales	81.500.000
4.04	Activos Reales	39.170.512
4.05	Activos Financieros	1.650.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.650.000
	TOTAL	**1.760.850.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.759.200.000**
- Transferencias Para Financiar Gastos Corrientes	1.759.200.000
Ministerio del Trabajo (Recursos Ordinarios)	1.759.200.000
B. Gastos Corrientes	**1.720.029.488**
- Gastos de Consumo	1.720.029.488
Gastos de Personal	1.595.994.463
Materiales y Suministros	40.885.025
Servicios No Personales	81.500.000
Otros Gastos de Instituciones Descentralizadas	1.650.000
Depreciación y Amortización	1.650.000
C. Resultado Económico: Ahorro	**39.170.512**
II. Cuenta de Capital	
A. Recursos de Capital	**40.820.512**
- Ahorro en la Cuenta Corriente	39.170.512
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.650.000
B. Gastos de Capital	**39.170.512**
- Activos Reales	39.170.512
Adquisición de Maquinarias y demás Equipos	39.170.512
C. Resultado Financiero: Superávit	**1.650.000**
III. Cuenta Financiera	
A. Recursos Financieros	**1.650.000**
- Superávit Financiero	1.650.000
B. Aplicaciones Financieras	**1.650.000**
- Activos Financieros	1.650.000
Incremento de Caja y Bancos	1.650.000

Ministerio de Energía y Minas

A0199
Instituto Nacional de Geología y Minería
(INGEOMIN)

INSTITUTO NACIONAL DE GEOLOGÍA Y MINERÍA (INGEOMIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

Para el año 2004, el Instituto Nacional de Geología y Minería (INGEOMIN) contará con recursos por el orden de Bs. 9.723,9 millones, su objetivo consiste en la realización de investigaciones en las áreas geológicas, recursos minerales, geofísicos, geoquímica, geotécnica y demás áreas afines, así como la prestación de asesorías tanto al sector público como privado en todo lo relacionado con el sector.

POLÍTICA DE FINANCIAMIENTO:

El Instituto tiene previsto para el ejercicio fiscal 2004, financiar el desarrollo de investigaciones geológicas y de recursos minerales a través de dos vías:

- Ingresos provenientes de los aportes que le asigne el Ejecutivo Nacional, a través del Ministerio de Energía y Minas, distribuidos en: financiamiento ordinario Bs. 4.676,0 millones y gestión fiscal Bs. 2.324,0 millones.
- Ingresos provenientes de la prestación de servicios especializados a las entidades públicas y privadas para contribuir con el crecimiento y desarrollo del sector, de los estudios y análisis geofísicos, geológicos, geoquímicas, ambientales, prospecciones mineras, perforaciones, análisis de laboratorio, venta de mapas e informes técnicos y cualquier otra actividad que se derive de las actividades principales. Los precios de estos productos son calculados en base a las condiciones del mercado, así como de los costos de producción. En el caso de los servicios prestados al sector público se aplica un descuento del 20 % del precio de venta.

POLÍTICA DE GASTOS:

INGEOMIN procederá a orientar sus gastos al financiamiento del desarrollo de investigaciones geológicas y de recursos minerales de la siguiente forma:

- Los gastos de personal para el año 2004 estarán aproximadamente por el orden del 62 % del total del presupuesto y se estima un incremento del 40 % con respecto al año anterior.
- Los gastos de funcionamiento representan el 19 % del total y se presenta un aumento del 96 %.
- Los gastos de Activos Reales representan el 15 % del total y se estima un incremento del 31 %.
- Las pensiones y jubilaciones representa un 2 % del presupuesto y se incrementó en 34%.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO:

De acuerdo a los recursos disponibles, INGEOMIN para el año 2004 estima obtener los siguientes productos:

- Elaboración e integración de 20 hojas geológicas.
- Realizar análisis de Laboratorio (11.307) en el área de las geociencias.
- Elaboración y divulgación de Dos (2) publicaciones técnicas geológicas.
- Inventario de cuatro (4) recursos Mineros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**7.911.000.000**
- Transferencias para Financiar Gastos Corrientes	7.000.000.000
Del Sector Público	7.000.000.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	4.676.000.000
Gestión Fiscal	2.324.000.000
- Ingresos por Actividades Propias	911.000.000
Venta de Servicios	911.000.000
Recursos de Capital	**135.400.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	135.400.000
Recursos Financieros	**1.677.485.568**
- Pasivos Financieros	617.675.447
Incremento de Cuentas a Pagar	431.149.889
Incremento de Otros Pasivos Circulantes	63.339.876
Incremento de Pasivos no Circulantes	123.185.682
- Incremento de Patrimonio	1.059.810.121
TOTAL	**9.723.885.568**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**6.709.201.962**
- Gastos de Consumo	6.535.901.962
Gastos de Personal	4.868.429.227
Materiales y Suministros	397.527.057
Servicios No Personales	1.130.793.688
Otros Gastos de Instituciones Descentralizadas	139.151.990
Depreciación y Amortización	135.400.000
Otros	3.751.990
- Otros Gastos Corrientes	173.300.000
Transferencias	173.300.000
Transferencias Corrientes al Sector Privado	173.300.000
Gastos de Capital	**1.201.798.038**
- Activos Reales	1.090.550.028
Repuestos y Reparaciones Mayores	44.000.000
Adquisición de Maquinarias y demás Equipos	675.050.028
Adquisición de Equipos de Transporte, Tracción y Elevación	150.500.000
Obras de Infraestructura - Estudios y Proyectos	80.000.000
Otros Activos Reales	141.000.000
- Activos Intangibles	111.248.010
Aplicaciones Financieras	**1.812.885.568**
- Activos Financieros	1.812.885.568
Incremento de Caja y Bancos	135.400.000
Incremento de Cuentas a Cobrar	159.363.901
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	1.518.121.667
TOTAL	**9.723.885.568**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Hojas Geológicas (estudios Geológicos-geotécnicos)	Hoja	20
Análisis de Laboratorio	Muestra	11.307
Publicaciones Técnicas	Publicación	2
Inventario de Recursos Mineros	Inventario	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**250**	**1.583.403.691**
Directivo	8	123.753.824
Profesional y Técnico	145	1.004.565.563
Personal Administrativo	38	223.910.304
Obrero	59	231.174.000
Personal Contratado	**60**	**320.039.190**
Profesional y Técnico	20	160.000.000
Personal Administrativo	10	80.000.000
Obrero	30	80.039.190
TOTAL	**310**	**1.903.442.881**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	19	56.339.616
II	247.105 __ 297.105	10	34.440.000
III	297.106 __ 347.106	7	26.599.376
IV	347.107 __ 397.107	9	38.446.333
V	397.108 __ 447.108	6	29.880.000
VI	447.109 __ 497.109	12	71.280.000
VII	497.110 __ 547.110	6	36.720.000
VIII	547.111 __ 597.111	55	392.700.000
IX	597.112 __ 647.112	20	153.600.000
X	647.113 __ 697.113	20	166.800.000
XI	697.114 __ 747.114	15	127.800.000
XII	747.115 __ 797.115	9	82.080.000
XIII	797.116 __ 847.116	15	149.400.000
XIV	847.117 __ 897.117	10	105.600.000
XV	897.118 __ 947.118	7	78.120.000
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	1	42.424.366
	TOTAL	**221**	**1.592.229.691**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	30	80.039.190
II	247.105 _ 297.105		
III	297.106 _ 347.106	59	231.174.000
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**89**	**311.213.190**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**25**	**165.000.000**
Jubilado	23	152.000.000
Pensionado	2	13.000.000
Obreros	**2**	**8.300.000**
Jubilado	2	8.300.000
TOTAL	**27**	**173.300.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Investigaciones Geológicas y Mineras	7.771.848.010
99	Partidas no Asignables a Programas	1.952.037.558
	TOTAL	**9.723.885.568**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.868.429.227
4.02	Materiales y Suministros	397.527.057
4.03	Servicios no Personales	1.130.793.688
4.04	Activos Reales	1.201.798.038
4.05	Activos Financieros	1.812.885.568
4.07	Transferencias	173.300.000
4.08	Otros Gastos de Instituciones Descentralizadas	139.151.990
	TOTAL	**9.723.885.568**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.911.000.000**
- Transferencias Para Financiar Gastos Corrientes	7.000.000.000
Del Sector Público	7.000.000.000
De la Administración Central	7.000.000.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	4.676.000.000
Gestión Fiscal	2.324.000.000
- Ingresos por Actividades Propias	911.000.000
Venta de Servicios	911.000.000
-Estudios Geológicos Mineros	600.000.000
-Servicios de Laboratorio	300.000.000
-Mapas de Publicación	11.000.000
B. Gastos Corrientes	**6.709.201.962**
- Gastos de Consumo	6.535.901.962
Gastos de Personal	4.868.429.227
Materiales y Suministros	397.527.057
Servicios No Personales	1.130.793.688
Otros Gastos de Instituciones Descentralizadas	139.151.990
Depreciación y Amortización	135.400.000
Otros	3.751.990
Pérdidas Operaciones Cambiarias	3.751.990
- Otros Gastos Corrientes	173.300.000
Transferencias	173.300.000
Transferencias Corrientes al Sector Privado	173.300.000
Pensiones	13.000.000
Jubilaciones	160.300.000
C. Resultado Económico: Ahorro	**1.201.798.038**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**1.337.198.038**
- Ahorro en la Cuenta Corriente	1.201.798.038
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	135.400.000
B. Gastos de Capital	**1.201.798.038**
- Activos Reales	1.090.550.028
Repuestos y Reparaciones Mayores	44.000.000
Adquisición de Maquinarias y Demás Equipos	675.050.028
Adquisición de Equipos de Transporte, Tracción y Elevación	150.500.000
Obras de Infraestructura	80.000.000
Otros Activos Reales	141.000.000
- Activos Intangibles	111.248.010
C. Resultado Financiero: Superávit	**135.400.000**
III. Cuenta Financiera	
A. Recursos Financieros	**1.812.885.568**
- Pasivos Financieros	617.675.447
Incremento de Cuentas a Pagar	431.149.889
Incremento de Otros Pasivos Circulantes	63.339.876
Incremento de Pasivos no Circulantes	123.185.682
- Incremento de Patrimonio	1.059.810.121
- Superávit Financiero	135.400.000
B. Aplicaciones Financieras	**1.812.885.568**
- Activos Financieros	1.812.885.568
Incremento de Caja y Bancos	135.400.000
Incremento de Cuentas a Cobrar Comerciales	159.363.901
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	1.518.121.667

A0215
Comisión Nacional de Energía Eléctrica
(CNEE)

COMISIÓN NACIONAL DE ENERGÍA ELÉCTRICA (CNEE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Comisión Nacional de Energía Eléctrica (CNEE), se crea de acuerdo al Artículo 15 de la Ley Orgánica del Servicio Eléctrico, y tendrá a su cargo la regulación, supervisión, fiscalización y control de las actividades que constituyen el Servicio Eléctrico, cuya sede será la ciudad de Caracas, pudiendo establecer dependencias en otras ciudades del país en coordinación con los Consejos Municipales para el caso de la actividad de distribución.

En este sentido, la Comisión deberá según lo estipula el Artículo 16 de esta misma Ley, actuar bajo los siguientes principios:

- Proteger los derechos e intereses de los usuarios del servicio eléctrico.
- Promover la eficiencia, confiabilidad y seguridad en la prestación del servicio, así como el uso eficiente y seguro de la electricidad.
- Velar porque toda la demanda de electricidad sea atendida.
- Garantizar el cumplimiento de los derechos y obligaciones de los agentes del servicio eléctrico, estipulados en la Ley.
- Promover la competencia en la generación y la comercialización de electricidad.
- Garantizar el libre acceso de terceros a los sistemas de transmisión y distribución.
- Coordinar sus actuaciones con las autoridades municipales de conformidad con la Ley.

Para el Ejercicio Fiscal correspondiente al año 2004, la Comisión presenta un Presupuesto por Bs. 4.861,8 millones, lo que le permitirá desarrollar sus actividades con recursos aportados por el Ministerio de Energía y Minas (MEM) por un monto de Bs. 365,0 millones, que provienen de la fuente de financiamiento gestión fiscal. También se prevé la cantidad de Bs. 4.310,8 millones, provenientes de la contribución especial de los usuarios del Servicio Eléctrico, de acuerdo con lo establecido en el Artículo 22, Numeral 2 del Decreto de la Ley Orgánica del Servicio Eléctrico; Bs. 60,2 millones por recursos de capital y Bs. 125,8 millones por recursos financieros.

Los gastos se orientarán hacia su desarrollo y consolidación como Institución de acuerdo a los procedimientos y normas contenidas en la Ley Orgánica de la Administración Financiera del Sector Público (LOAFSP), en la Ley Orgánica del Servicio Eléctrico, su Reglamento y en su Manual de Organización.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**4.675.833.992**
- Transferencias para Financiar Gastos Corrientes	365.000.000
Del Sector Público	365.000.000
Ministerio de Energía y Minas	
Gestión Fiscal	365.000.000
- Otros Ingresos Corrientes	4.310.833.992
Otros	4.310.833.992
Recursos de Capital	**60.236.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.236.000
Recursos Financieros	**125.754.162**
- Pasivos Financieros	125.754.162
Incremento de Cuentas a Pagar	125.754.162
TOTAL	**4.861.824.154**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**4.384.676.984**
- Gastos de Consumo	4.384.676.984
Gastos de Personal	2.660.660.992
Materiales y Suministros	100.770.000
Servicios No Personales	1.563.009.992
Otros Gastos de Instituciones Descentralizadas	60.236.000
Depreciación y Amortización	60.236.000
Gastos de Capital	**351.393.008**
- Activos Reales	317.399.997
Adquisición de Maquinarias y demás Equipos	317.399.997
- Activos Intangibles	33.993.011
Aplicaciones Financieras	**125.754.162**
- Activos Financieros	125.754.162
Incremento de Caja y Bancos	125.754.162
TOTAL	**4.861.824.154**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
1. Establecer y Consolidar la Organización	Institución	1
1.a. Definición de la Organización, Normas y Procedimientos	Estudio	2
2.b Concurso Para la Selección de Personal de la CNEE	Estudio	1
3. Realizar Auditorias Operacionales y Financieras a las Empresas Eléctricas	Informe	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**58**	**1.182.806.388**
Directivo	5	202.330.800
Profesional y Técnico	43	891.807.600
Personal Administrativo	10	88.667.988
TOTAL	**58**	**1.182.806.388**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	1	5.148.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114	7	60.900.000
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118	2	22.619.988
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	48	1.094.138.400
	TOTAL	**58**	**1.182.806.388**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	4.861.824.154
	TOTAL	**4.861.824.154**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.660.660.992
4.02	Materiales y Suministros	100.770.000
4.03	Servicios no Personales	1.563.009.992
4.04	Activos Reales	351.393.008
4.05	Activos Financieros	125.754.162
4.08	Otros Gastos de Instituciones Descentralizadas	60.236.000
	TOTAL	**4.861.824.154**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.675.833.992**
- Transferencias Para Financiar Gastos Corrientes	365.000.000
Del Sector Público	365.000.000
De la Administración Central	365.000.000
Ministerio de Energía y Minas	
Gestión Fiscal	365.000.000
- Otros Ingresos Corrientes	4.310.833.992
Otros	4.310.833.992
Aportes de las empresas eléctricas	4.310.833.992
B. Gastos Corrientes	**4.384.676.984**
- Gastos de Consumo	4.384.676.984
Gastos de Personal	2.660.660.992
Materiales y Suministros	100.770.000
Servicios No Personales	1.563.009.992
Otros Gastos de Instituciones Descentralizadas	60.236.000
Depreciación y Amortización	60.236.000
C. Resultado Económico: Ahorro	**291.157.008**
II. Cuenta de Capital	
A. Recursos de Capital	**351.393.008**
- Ahorro en la Cuenta Corriente	291.157.008
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.236.000
B. Gastos de Capital	**351.393.008**
- Activos Reales	317.399.997
Adquisición de Maquinarias y demás Equipos	317.399.997
- Activos Intangibles	33.993.011
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**125.754.162**
- Pasivos Financieros	125.754.162
Incremento de Cuentas a Pagar	125.754.162
B. Aplicaciones Financieras	**125.754.162**
- Activos Financieros	125.754.162
Incremento de Caja y Bancos	125.754.162

A0356

Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGÍA Y MINAS "LA ALQUITRANA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

POLÍTICA DE FINANCIAMIENTO:

La Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana" presenta un presupuesto para el año 2004 de Bs. 1.850,0 millones, distribuidos según fuentes de financiamiento en: recursos percibidos a través del Ministerio de Energía y Minas por Bs. 1.800,0 millones, de los cuales Bs. 1.202,4 millones tendrán financiamiento ordinario y Bs. 597,6 millones por gestión fiscal; venta de servicios Bs. 30,0 millones y Bs. 20,0 millones por recursos de capital.

Esta Institución tiene por objetivo principal prestar servicios de guarda, custodia y educación inicial a los hijos, nietos y sobrinos de los funcionarios del Ministerio de Energía y Minas, a los hijos de funcionarios de Petróleos de Venezuela, S.A. y a niños de la Comunidad Adyacente.

La Guardería Infantil "La Alquitrana", al brindar este servicio da facilidades a los funcionarios para el cuidado de los niños y niñas durante las horas laborales, propiciando en el alumnado estímulos para el desarrollo de las actividades intelectuales, afectivas y creativas de los mismos durante sus actividades escolares y extracurriculares, permitiéndoles así el ingreso natural a la educación básica.

Por ser una Institución de carácter asistencial, proporciona a los alumnos alimentación balanceada y jornadas de salud.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR LA INSTITUCION:

De acuerdo a los recursos disponibles, la Institución para el año 2004 estima dar atención a 160 alumnos, además iniciar el proyecto para dar servicio de Educación Básica.

POLÍTICA DE GASTOS:

La Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana" procederá a orientar sus gastos dirigidos al servicio que brinda, para lo cual contará con:

- Gastos de Personal
- Materiales y Suministros
- Servicios No Personales
- Activos Reales

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.830.000.000**
- Transferencias para Financiar Gastos Corrientes	1.800.000.000
Del Sector Público	1.800.000.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	1.202.400.000
Gestión Fiscal	597.600.000
- Ingresos por Actividades Propias	30.000.000
Venta de Servicios	30.000.000
Recursos de Capital	**20.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.000.000
TOTAL	**1.850.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.227.566.775**
- Gastos de Consumo	527.566.775
Gastos de Personal	382.707.375
Materiales y Suministros	90.000.000
Servicios No Personales	34.859.400
Otros Gastos de Instituciones Descentralizadas	20.000.000
Depreciación y Amortización	20.000.000
- Otros Gastos Corrientes	700.000.000
Transferencias	700.000.000
Transferencias Corrientes al Sector Público	700.000.000
A0361 Fundación Oro Negro	700.000.000
Gastos de Capital	**504.800.000**
- Activos Reales	504.800.000
Adquisición de Maquinarias y Demás Equipos	154.800.000
Conservaciones Ampliaciones y Mejoras	100.000.000
Otros Activos Reales	250.000.000
Aplicaciones Financieras	**117.633.225**
- Activos Financieros	6.633.225
Incremento de Caja y Bancos	6.633.225
- Pasivos Financieros	111.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	111.000.000
Disminución de Otros Pasivos no Circulantes	111.000.000
TOTAL	**1.850.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Servicio de Alimentación Para los Alumnos de la Guardería	Alumno	160
Servicio de Orientación Sicopedagógica	Alumno	160
Educación Preescolar	Alumno	160
Actividades Complementarias	Alumno	160
Servicios de Transporte	Alumno	160

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**30**	**141.449.856**
Personal Administrativo	18	102.436.800
Obrero	12	39.013.056
Personal Contratado	**3**	**20.900.000**
Profesional y Técnico	3	20.900.000
TOTAL	**33**	**162.349.856**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	16	79.176.800
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	1	7.934.400
XI	697.114 __ 747.114	1	8.395.200
XII	747.115 __ 797.115	2	18.230.400
XIII	797.116 __ 847.116	1	9.600.000
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**21**	**123.336.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	12	39.013.056
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**12**	**39.013.056**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Guarda Custodia y Educación Pre-escolar	1.850.000.000
	TOTAL	**1.850.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	382.707.375
4.02	Materiales y Suministros	90.000.000
4.03	Servicios no Personales	34.859.400
4.04	Activos Reales	504.800.000
4.05	Activos Financieros	6.633.225
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	111.000.000
4.07	Transferencias	700.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	20.000.000
	TOTAL	**1.850.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.830.000.000**
- Transferencias Para Financiar Gastos Corrientes	1.800.000.000
Del Sector Público	1.800.000.000
De la Administración Central	1.800.000.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	1.202.400.000
Gestión Fiscal	597.600.000
- Ingresos por Actividades Propias	30.000.000
Venta de Servicios	30.000.000
Aportes de los representantes	30.000.000
B. Gastos Corrientes	**1.227.566.775**
- Gastos de Consumo	527.566.775
Gastos de Personal	382.707.375
Materiales y Suministros	90.000.000
Servicios No Personales	34.859.400
Otros Gastos de Instituciones Descentralizadas	20.000.000
Depreciación y Amortización	20.000.000
- Otros Gastos Corrientes	700.000.000
Transferencias	700.000.000
Transferencias Corrientes al Sector Público	700.000.000
A0361 Fundación Oro Negro	700.000.000
C. Resultado Económico: Ahorro	**602.433.225**
II. Cuenta de Capital	
A. Recursos de Capital	**622.433.225**
- Ahorro en la Cuenta Corriente	602.433.225
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.000.000
B. Gastos de Capital	**504.800.000**
- Activos Reales	504.800.000
Adquisición de Maquinarias y Demás Equipos	154.800.000
Conservaciones Ampliaciones y Mejoras	100.000.000
Otros Activos Reales	250.000.000
C. Resultado Financiero: Superávit	**117.633.225**
III. Cuenta Financiera	
A. Recursos Financieros	**117.633.225**
- Superávit Financiero	117.633.225
B. Aplicaciones Financieras	**117.633.225**
- Activos Financieros	6.633.225
Incremento de Caja y Bancos	6.633.225
- Pasivos Financieros	111.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	111.000.000
Disminución de Otros Pasivos no Circulantes	111.000.000

A0361
Fundación Oro Negro

FUNDACIÓN ORO NEGRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Oro Negro es un ente sin fines de lucro, dotada de personalidad jurídica, patrimonio y autonomía funcional; creada mediante acta constitutiva de fecha 18 de septiembre de 1979.

Esta institución tiene como objetivo organizar y realizar programas sociales, científicos, culturales, educativos y recreativos, que beneficien a los empleados y obreros del Ministerio de Energía y Minas y sus familiares; en consecuencia dentro de sus responsabilidades se encuentra otorgar ayudas a instituciones benéficas, promovidas por organizaciones públicas y/o privadas, para ello contará con un presupuesto de Bs. 720,3 millones.

Políticas Sociales:

- Coordinar y desarrollar las actividades de la fundación conjuntamente con el Ministerio de Energía y Minas.
- Aplicar programas de desarrollo con la intención de humanizar las relaciones entre los empleados y la Organización.
- Ayudar alcanzar el bienestar social de los miembros del Despacho de Energía y Minas.
- Planificar y ejecutar programas de ayudas económicas a los empleados y obreros, extendiendolos a sus familiares.
- Mantener y coordinar las relaciones con Petróleos de Venezuela, S.A. (PDVSA) y sus empresas filiales.
- Diseñar y organizar eventos, sociales, científicos, culturales, educativos y recreativos.
- Planificar y coordinar la realización de conferencias, charlas, cursos de capacitación, mejoramiento profesional de promoción cultural y deportiva.
- Planificar y desarrollar la celebración de eventos conmemorativos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	720.000.000
- Transferencias para Financiar Gastos Corrientes	700.000.000
Del Sector Publico	700.000.000
Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	700.000.000
Recursos Ordinarios	467.600.000
Gestión Fiscal	232.400.000
- Otros Ingresos Corrientes	20.000.000
Ingresos por Aportes y Contribuciones	20.000.000
Recursos de Capital	300.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	300.000
TOTAL	720.300.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	700.000.000
- Gastos de Consumo	580.000.000
Gastos de Personal	97.800.000
Materiales y Suministros	6.000.000
Servicios No Personales	475.900.000
Otros Gastos de Instituciones Descentralizadas	300.000
Depreciación y Amortización	300.000
- Otros Gastos Corrientes	120.000.000
Transferencias	120.000.000
Transferencias Corrientes al Sector Privado	120.000.000
Aplicaciones Financieras	20.300.000
- Activos Financieros	20.300.000
Incremento de Caja y Bancos	20.300.000
TOTAL	720.300.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de medida	Cantidad 2004
Realización de Eventos Deportivos, Recreativos y Culturales para Niños, Jóvenes y Empleados del Ministerio de Energía y Minas	Eventos	6
Ayudas y Donaciones	Eventos	100

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	7	97.800.000
Profesional y Técnico	4	76.800.000
Personal Administrativo	3	21.000.000
TOTAL	7	97.800.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	1	5.400.000
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	1	7.200.000
X	647.113 __ 697.113		
XI	697.114 __ 747.114	1	8.400.000
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	4	76.800.000
	TOTAL	7	97.800.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Programas Sociales, Culturales, Educativos y Recreativos	720.300.000
	TOTAL	720.300.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	97.800.000
4.02	Materiales y Suministros	6.000.000
4.03	Servicios no Personales	475.900.000
4.05	Activos Financieros	20.300.000
4.07	Transferencias	120.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	300.000
	TOTAL	720.300.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	720.000.000
- Transferencias Para Financiar Gastos Corrientes	700.000.000
Del Sector Público	700.000.000
De Entes Descentralizados	700.000.000
Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	700.000.000
Recursos Ordinarios	467.600.000
Gestión Fiscal	232.400.000
- Otros Ingresos Corrientes	20.000.000
Ingresos por Aportes y Contribuciones	20.000.000
Plan Vacacional Aporte Participantes	20.000.000
B. Gastos Corrientes	700.000.000
- Gastos de Consumo	580.000.000
Gastos de Personal	97.800.000
Materiales y Suministros	6.000.000
Servicios No Personales	475.900.000
Otros Gastos de Instituciones Descentralizadas	300.000
Depreciación y Amortización	300.000
- Otros Gastos Corrientes	120.000.000
Transferencias	120.000.000
Transferencias Corrientes al Sector Privado	120.000.000
Donaciones	120.000.000
C. Resultado Económico: Ahorro	20.000.000
II. Cuenta de Capital	
A. Recursos de Capital	20.300.000
- Ahorro en la Cuenta Corriente	20.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	300.000
C. Resultado Financiero: Superávit	20.300.000
III. Cuenta Financiera	
A. Recursos Financieros	20.300.000
- Superávit Financiero	20.300.000
B. Aplicaciones Financieras	20.300.000
- Activos Financieros	20.300.000
Incremento de Caja y Bancos	20.300.000

A0364

Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

FUNDACIÓN PARA EL DESARROLLO DEL SERVICIO ELÉCTRICO (FUNDELEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC), fue creada según Decreto N° 2.384 de fecha 18/06/1992, publicado en la Gaceta Oficial N° 35.010 de fecha 21/07/1992. El objeto de la Fundación consiste en garantizar al Estado Venezolano el soporte técnico profesional que permita el ordenamiento y desarrollo armónico del sector eléctrico, así como la consolidación de su función reguladora en materia de prestación y uso del servicio eléctrico.

Para el año 2004, la Fundación tiene como metas destinar 1.375 H/h a la elaboración de pliegos tarifarios para el servicio eléctrico (período 2004-2007), 3.000 H/h al fortalecimiento institucional de la fundación, 2.500 H/h a la adecuación e implementación del sistema de información del sector eléctrico, 2.500 H/h al desarrollo del programa GGROM Fundelec-Multilaterales, 2.300 H/h al control de gestión de las empresas eléctricas y 3.840 H/h a realizar estudios sobre la concientización del uso racional de la energía eléctrica.

El presupuesto de gastos se ubica en Bs. 8.214,9 millones, teniendo como fuentes de financiamiento los siguientes conceptos: ingresos corrientes por Bs. 3.745,6 millones, de los cuales Bs. 2.622,8 millones provienen de las transferencias otorgadas por las empresas eléctricas del sector público, Bs. 633,3 millones de empresas privadas y Bs. 489,6 millones por colocaciones bancarias; recursos de capital Bs. 4.055,3 millones, dentro de los cuales Bs. 2.979,6 millones provienen de la Ley Especial de Endeudamiento para el año 2004; Bs. 1.075,7 millones del fondo de depreciación y recursos financieros por Bs. 413,9 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.745.628.869**
- Transferencias para Financiar Gastos Corrientes	3.256.055.821
Del Sector Privado	633.302.857
Del Sector Público	2.622.752.964
- Otros Ingresos Corrientes	489.573.048
Ingresos de la Propiedad	489.573.048
Recursos de Capital	**4.055.306.408**
- Transferencias para Financiar Gastos de Capital	2.979.570.000
Recursos Provenientes de la Ley Especial de Endeudamiento año 2004	2.979.570.000
Programas y Proyectos	
– FUNDELEC	2.979.569.500
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.075.736.908
Recursos Financieros	**413.922.965**
- Activos Financieros	12.356.835
Disminución de Otros Activos Circulantes	12.356.835
- Pasivos Financieros	401.566.130
Incremento de Cuentas a Pagar	401.566.130
TOTAL	**8.214.858.242**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**4.587.923.782**
- Gastos de Consumo	4.464.741.151
Gastos de Personal	2.410.683.463
Materiales y Suministros	40.179.520
Servicios No Personales	938.141.260
Otros Gastos de Instituciones Descentralizadas	1.075.736.908
Depreciación y Amortización	1.075.736.908
- Otros Gastos Corrientes	123.182.631
Transferencias	123.182.631
Transferencias Corrientes al Sector Privado	123.182.631
Gastos de Capital	**3.180.869.500**
- Activos Reales	174.300.000
Adquisición de Maquinarias y Demás Equipos	54.300.000
Adquisición de Equipos de Transporte, Tracción y Elevación	120.000.000
- Activos Intangibles	3.006.569.500
Aplicaciones Financieras	**446.064.960**
- Activos Financieros	430.673.159
Incremento de Caja y Bancos	13.638.121
Incremento de Otras Cuentas y Efectos a Cobrar	417.035.038
- Pasivos Financieros	15.391.801
Servicio de la Deuda Pública y Disminución de Otros Pasivos	15.391.801
Disminución de Otros Pasivos no Circulantes	15.391.801
TOTAL	**8.214.858.242**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Pliegos Tarifarios del Servicio Eléctrico Para el Período 2004-2007	H/h	1.375
Refortalecimiento Institucional de FUNDELEC	H/h	3.000
Adecuación e Implementación del Sistema de Información del Sector Eléctrico	H/h	2.500
GGROM Fundelec - Multilaterales	H/h	2.700
Control de Gestión de las Empresas Eléctricas	H/h	2.300
Estudio Sobre la Concientización del Uso de Energía Eléctrica	H/h	3.840

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**37**	**989.500.422**
Directivo	1	51.534.132
Profesional y Técnico	27	822.208.690
Personal Administrativo	9	115.757.600
Personal Contratado	**15**	**300.000.000**
Profesional y Técnico	15	300.000.000
TOTAL	**52**	**1.289.500.422**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	5	23.928.000
VI	447.109 _ 497.109	2	11.928.000
VII	497.110 _ 547.110	2	13.130.640
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	2	22.728.000
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	41	1.217.785.782
	TOTAL	**52**	**1.289.500.422**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**5**	**121.982.631**
Jubilado	5	121.982.631
TOTAL	**5**	**121.982.631**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Fundelec	8.214.858.242
	TOTAL	**8.214.858.242**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.410.683.463
4.02	Materiales y Suministros	40.179.520
4.03	Servicios no Personales	938.141.260
4.04	Activos Reales	3.180.869.500
4.05	Activos Financieros	430.673.159
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	15.391.801
4.07	Transferencias	123.182.631
4.08	Otros Gastos de Instituciones Descentralizadas	1.075.736.908
	TOTAL	**8.214.858.242**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.745.628.869**
- Transferencias Para Financiar Gastos Corrientes	3.256.055.821
Del Sector Privado	633.302.857
De Empresas Privadas	633.302.857
Del Sector Público	2.622.752.964
De las Empresas Públicas no Financieras	2.622.752.964
- Otros Ingresos Corrientes	489.573.048
Ingresos de la Propiedad	489.573.048
Intereses por Dinero en Depósito	489.573.048
B. Gastos Corrientes	**4.587.923.782**
- Gastos de Consumo	4.464.741.151
Gastos de Personal	2.410.683.463
Materiales y Suministros	40.179.520
Servicios No Personales	938.141.260
Otros Gastos de Instituciones Descentralizadas	1.075.736.908
Depreciación y Amortización	1.075.736.908
- Otros Gastos Corrientes	123.182.631
Transferencias	123.182.631
Transferencias Corrientes al Sector Privado	123.182.631
Jubilaciones	95.666.105
Aguinaldo al Personal Jubilado	23.916.526
Aportes HCM Personal Jubilado	2.400.000
Otras Subvenciones Socio-económicas del Personal Jubilado	1.200.000
C. Resultado Económico: Desahorro	**842.294.913**
II. Cuenta de Capital	
A. Recursos de Capital	**3.213.011.495**
- Desahorro en la Cuenta Corriente	(842.294.913)
- Transferencias para Financiar Gastos de Capital	2.979.569.500
Recursos Provenientes de la Ley Especial de Endeudamiento año 2004	2.979.569.500
Programas y Proyectos	2.979.569.500
– FUNDELEC	2.979.569.500
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.075.736.908
B. Gastos de Capital	**3.180.869.500**
- Activos Reales	174.300.000
Adquisición de Maquinarias y Demás Equipos	54.300.000
Adquisición de Equipos de Transporte, Tracción y Elevación	120.000.000
- Activos Intangibles	3.006.569.500
C. Resultado Financiero: Superávit	**32.141.995**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**446.064.960**
- Activos Financieros	12.356.835
Disminución de Otros Activos Circulantes	12.356.835
- Pasivos Financieros	401.566.130
Incremento de Cuentas a Pagar	401.566.130
- Superávit Financiero	32.141.995
B. Aplicaciones Financieras	**446.064.960**
- Activos Financieros	430.673.159
Incremento de Caja y Bancos	13.638.121
Incremento de Otras Cuentas y Efectos a Cobrar	417.035.038
- Pasivos Financieros	15.391.801
Servicio de la Deuda Pública y Disminución de Otros Pasivos	15.391.801
Disminución de Otros Pasivos no Circulantes	15.391.801

A0900
Ente Nacional del Gas (ENEGAS)

ENTE NACIONAL DEL GAS (ENAGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

POLITICA DE FINANCIAMIENTO

El Ente Nacional del Gas (ENAGAS) tiene previsto para el Ejercicio Fiscal 2004 un presupuesto de Bs. 4.944,8 millones, lo que le permitirá desarrollar las actividades relacionadas con el sector hidrocarburos gaseosos.

Las fuentes de financiamiento con las cuales contará el organismo están conformadas por: transferencia otorgada por el Ministerio de Energía y Minas por Bs. 4.773,8 millones, de los cuales Bs. 3.188,9 millones provienen de financiamiento ordinario, Bs. 1.584,9 millones corresponden a gestión fiscal y por concepto de recursos de capital Bs. 171,0 millones.

POLITICA DE GASTOS

ENAGAS procederá a orientar sus gastos acorde con lo previsto para el desarrollo de la industria del gas en nuestro país. Esta política contempla cubrir los programas para la fijación de precios y tarifas del gas, calificación de empresas, regulación, control y permisos.

POLITICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

El objetivo fundamental del Ente Nacional del Gas, será incentivar el crecimiento del sector gasífero e impulsar nuevos desarrollos, la atracción de capital nacional y extranjero, así como la formación de capital nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	4.773.849.000
- Transferencias para Financiar Gastos Corrientes	4.773.849.000
Del Sector Público	4.773.849.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	3.188.931.132
Gestión Fiscal	1.584.917.868
Recursos de Capital	171.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	171.000.000
TOTAL	4.944.849.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	4.620.249.000
- Gastos de Consumo	4.620.249.000
Gastos de Personal	3.545.169.000
Materiales y Suministros	98.280.000
Servicios No Personales	805.800.000
Otros Gastos de Instituciones Descentralizadas	171.000.000
Depreciación y Amortización	171.000.000
Gastos de Capital	324.600.000
- Activos Reales	203.400.000
Repuestos y Reparaciones Mayores	66.000.000
Adquisición de Maquinarias y Demás Equipos	99.600.000
Adquisición de Equipos de Transporte, Tracción y Elevación	36.000.000
Otros Activos Reales	1.800.000
- Activos Intangibles	121.200.000
TOTAL	4.944.849.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
1. Del Directorio		
Aprobar el Plan Operativo y el Presupuesto del Ente para el año 2004.	Informe	1
Promocionar el Desarrollo del Sector Gasífero.	Programa	4
Proponer para su aprobación el establecimiento y modificación, alcance o limite de las regiones de distribución del Gas.	Estudio	1
Preparar Informe Sobre Análisis y Perspectivas del Sector Gasífero.	Informe	1
2. De la gerencia de Economía		
Participar en el diseño de esquemas que maximicen la cobertura de los sistemas de transporte y distribución.	Informe	1
Elaboración de los términos para la calificación de las empresas productoras y operadoras de gas metano.	Estudio	1
Evaluar Propuestas, Modificaciones y Revisiones de Precios y Tarifas.	Estudio	1
Desarrollo del esquema de otorgamiento de licencias y permisos para las empresas productoras y Operadoras de los Sistemas de Gas.	Informe	6
Asesorar a los diferentes sujetos de la industria del gas en la correcta aplicación de las bases y formulas para el cálculo de precios, tarifas del gas y atención de reclamos de usuarios.	Solicitud	18
Elaboración de estudios comparativos de costos de producción de gas, operación de los sistemas de transporte y distribución en tierra firme y costa afuera.	Informe	1
Establecer la metodología tarifaria para los nuevos sistemas de gas.	Informe	1
3. De la Gerencia de Operaciones.		
Diseño de procedimiento de auditorias energéticas y un programa de estímulo a la eficiencia.	Informe	1
Elaborar la normativa técnica para el diseño y construcción de los sistemas de transporte y distribución.	Informe	1
Diseño del esquema de funcionamiento de los sistemas de transporte y distribución atendiendo a las políticas públicas y desarrollo nacional.	Informe	1
4. De la Gerencia de Atención a Usuarios		
Promover el proyecto de distribución de gas a todos los gobiernos locales, mancomunidades y empresarios.	Exposición	66
Atender reclamos con respecto a precios de gas e informar a todos los actores del sector las Resoluciones de Precios y Tarifas.	Solicitud	36

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	46	990.556.800
Directivo	10	516.499.200
Profesional y Técnico	22	392.985.600
Personal Administrativo	8	56.832.000
Obrero	6	24.240.000
TOTAL	46	990.556.800

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	3	19.440.000
VIII	547.111 __ 597.111	2	13.200.000
IX	597.112 __ 647.112		
X	647.113 __ 697.113	3	24.192.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	1	9.408.000
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	31	900.076.800
	TOTAL	40	966.316.800

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	4	15.840.000
IV	347.107 __ 397.107	2	8.400.000
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	6	24.240.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Planificación, Supervisión y Control Técnico Fiscal de las Industrias Petrolera y Petroquímica	4.944.849.000
	TOTAL	4.944.849.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.545.169.000
4.02	Materiales y Suministros	98.280.000
4.03	Servicios no Personales	805.800.000
4.04	Activos Reales	324.600.000
4.08	Otros Gastos de Instituciones Descentralizadas	171.000.000
	TOTAL	4.944.849.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	4.773.849.000
- Transferencias Para Financiar Gastos Corrientes	4.773.849.000
Del Sector Público	4.773.849.000
De la Administración Central	4.773.849.000
Ministerio de Energía y Minas	
Financiamiento Ordinario	3.188.931.132
Gestión Fiscal	1.584.917.868
B. Gastos Corrientes	4.620.249.000
- Gastos de Consumo	4.620.249.000
Gastos de Personal	3.545.169.000
Materiales y Suministros	98.280.000
Servicios No Personales	805.800.000
Otros Gastos de Instituciones Descentralizadas	171.000.000
Depreciación y Amortización	171.000.000
C. Resultado Económico: Ahorro	153.600.000
II. Cuenta de Capital	
A. Recursos de Capital	324.600.000
- Ahorro en la Cuenta Corriente	153.600.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	171.000.000
B. Gastos de Capital	324.600.000
- Activos Reales	203.400.000
Repuestos y Reparaciones Mayores	66.000.000
Adquisición de Maquinarias y Demás Equipos	99.600.000
Adquisición de Equipos de Transporte, Tracción y Elevación	36.000.000
Otros Activos Reales	1.800.000
- Activos Intangibles	121.200.000
C. Resultado Financiero: Equilibrado	

Ministerio del Ambiente y los Recursos Naturales

A0052

Instituto Nacional de Parques (INPARQUES)

INSTITUTO NACIONAL DE PARQUES (INPARQUES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Parques tiene por objetivos la planificación, construcción, ampliación, organización, conservación, preservación y manejo de los parques de recreación, parques nacionales y monumentos naturales.

Para el año 2004, estima alcanzar las siguientes metas:

- Mantenimiento de 101 hectáreas, en los parques de recreación Rómulo Betancourt, Jóvito Villaba y Zoológico de Caricuao.
- Proteger 14.104.392 hectáreas, en 42 parques nacionales y 22 monumentos naturales.
- Garantizar la protección y manejo en 19.854 hectáreas de parques destinados a recreación.
- Realizar el mantenimiento de 14 obras de infraestructura, correspondientes al Proyecto Manejo de Parques Nacionales.

El Instituto Nacional de Parques continuará realizando las acciones básicas de vigilancia, control, mantenimiento de los parques nacionales, parques de recreación y monumentos naturales. En este sentido, se ha sugerido que el Instituto racionalice el gasto operativo mediante una reestructuración administrativa, que le permita cumplir con su objetivo de creación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	17.560.887.000
- Transferencias para Financiar Gastos Corrientes	12.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	2.000.000.000
Gestión Fiscal	8.000.000.000
Otras Fuentes de Financiamiento	2.000.000.000
- Ingresos por Actividades Propias	5.550.000.000
Venta de Bienes y Servicios	5.550.000.000
- Otros Ingresos Corrientes	10.887.000
Ingresos de la Propiedad	10.887.000
Recursos de Capital	1.087.572.667
- Transferencias para Financiar Gastos de Capital	900.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Manejo del Sistema Nacional de Parques	900.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	187.572.667
Recursos Financieros	7.699.073.755
- Activos Financieros	7.699.073.755
Disminución de Cuentas a Cobrar	7.699.073.755
TOTAL	26.347.533.422

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	20.748.459.667
- Gastos de Consumo	20.407.822.057
Gastos de Personal	17.747.206.112
Materiales y Suministros	376.462.049
Servicios No Personales	2.096.581.229
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	187.572.667
- Otros Gastos Corrientes	340.637.610
Transferencias	
Sector Privado (Pensionados y Jubilados)	340.637.610
Gastos de Capital	5.599.073.755
- Activos Reales	900.000.000
Adquisición de Maquinarias y demás Equipos	249.800.000
Obras de Infraestructura	338.310.000
Estudios y Proyectos	311.890.000
- Gastos Capitalizables	4.699.073.755
Gastos de Personal	1.855.148.584
Materiales y Suministros	28.720.000
Servicios no Personales	2.815.205.171
TOTAL	26.347.533.422

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Mantenimiento de Parques de Recreación: Rómulo Betancourt, Jóvito Villalba y Zoológico de Caricuao	Hectárea	101
Protección y Manejo de Parques de Recreación	Hectárea	19.854
Protección de Parques Nacionales y Monumentos Naturales	Hectárea	14.104.392
Mantenimiento de Obras de Infraestructura	Obra	14

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.045	3.985.105.607
- Directivo	95	1.263.748.094
- Profesional y Técnico	157	843.518.487
- Personal Administrativo	158	425.821.998
- Obrero	635	1.452.017.028
Personal Contratado	629	1.692.226.041
- Empleado	400	1.173.951.993
- Obrero	229	518.274.048
TOTAL	1.674	5.677.331.648

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	361	808.766.005
II	247.105 - 297.105		
III	297.106 - 347.106	196	795.883.946
IV	347.107 - 397.107		
V	397.108 - 447.108	95	453.060.534
VI	447.109 - 497.109	37	209.737.396
VII	497.110 - 547.110	4	24.849.390
VIII	547.111 - 597.111	18	122.393.683
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114	47	410.709.958
XII	747.115 - 797.115		
XIII	797.116 - 847.116	8	79.027.764
XIV	847.117 - 897.117	7	75.314.850
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	37	727.297.046
	TOTAL	810	3.707.040.572

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	864	1.970.291.076
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	864	1.970.291.076

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleado	83	340.637.610
Jubilado	65	222.529.045
Pensionado	18	118.108.565
TOTAL	83	340.637.610

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	8.332.415.855
02	Coordinación y Administración de Areas de Recreación	3.797.274.797
03	Conservación y Preservación de Parques Nacionales y Monumentos Naturales	10.734.378.839
04	Desarrollo de Infraestructura en Parques de Recreación, Parques Nacionales y Monumentos Naturales	3.295.891.264
99	Partidas no Asignables a Programas	187.572.667
	TOTAL	26.347.533.422

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	19.602.354.696
4.02	Materiales y Suministros	405.182.049
4.03	Servicios no Personales	4.911.786.400
4.04	Activos Reales	900.000.000
4.07	Transferencias	340.637.610
4.08	Otros Gastos de Instituciones Descentralizadas	187.572.667
	TOTAL	26.347.533.422

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	17.560.887.000
- Transferencias para Financiar Gastos Corrientes	12.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	2.000.000.000
Gestión Fiscal	8.000.000.000
Otras Fuentes de Financiamiento	2.000.000.000
- Ingresos por Actividades Propias	5.550.000.000
Ingresos por Venta de Bienes y Servicios	5.550.000.000
- Otros Ingresos Corrientes	10.887.000
Ingresos de la Propiedad (Intereses)	10.887.000
B. Gastos Corrientes	20.748.459.667
- Gastos de Consumo	20.407.822.057
Gastos de Personal	17.747.206.112
Materiales y Suministros	376.462.049
Servicios no Personales	2.096.581.229
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	187.572.667
- Otros Gastos Corrientes	340.637.610
Transferencias	
Sector Privado (Pensiones y Jubilaciones)	340.637.610
C. Resultado Económico : Desahorro	(3.187.572.667)
II. Cuenta de Capital	
A. Recursos de Capital	(2.100.000.000)
- Desahorro en la Cuenta Corriente	(3.187.572.667)
- Transferencias para Financiar Gastos de Capital	900.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Manejo del Sistema Nacional de Parques (Programas y Proyectos)	900.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	187.572.667

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	5.599.073.755
- Activos Reales	900.000.000
Adquisición de Maquinarias y demás Equipos	249.800.000
Obras de Infraestructura	338.310.000
Estudios y Proyectos	311.890.000
- Gastos Capitalizables	4.699.073.755
Gastos de Personal	1.855.148.584
Materiales y Suministros	28.720.000
Servicios no Personales	2.815.205.171
C. Resultado Financiero: Déficit	(7.699.073.755)
III. Cuenta Financiera	
A. Recursos Financieros	7.699.073.755
- Activos Financieros	7.699.073.755
Disminución de Cuentas a Cobrar	7.699.073.755
B. Aplicaciones Financieras	7.699.073.755
- Déficit Financiero	7.699.073.755

A0064
Instituto para el Control y la Conservación de
la Cuenca del Lago de Maracaibo (ICLAM)

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DE LA CUENCA DEL LAGO DE MARACAIBO (ICLAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La misión del Instituto consiste en promover, planificar, programar, coordinar, ejecutar y evaluar actividades, destinadas a la conservación de la cuenca del Lago de Maracaibo.

En consecuencia, la inversión para el presente ejercicio fiscal permitirá continuar con la ejecución del Sistema Norte y el proyecto de Reutilización de Aguas Servidas del Lago de Maracaibo (RAS) para así cumplir con el objetivo principal que tiene el Programa de Saneamiento Integral de la Cuenca del Lago de Maracaibo, como es mejorar la calidad ambiental, aprovechar las aguas residuales tratadas para el riego de las zonas agrícolas y la disminución de las enfermedades endémicas de la zona.

En este sentido, el proyecto de presupuesto para el ejercicio fiscal 2004 se estima en Bs. 15.098,9 millones, de los cuales Bs. 4.312,2 millones (28,5%) estarán destinados a gastos de funcionamiento, Bs. 10.038,5 millones (66,5%) para gastos de capital a distribuirse de la siguiente manera: Bs. 4.038,6 millones para el proyecto de Reutilización de Aguas Servidas del Lago de Maracaibo (R.A.S.), el cual se encuentra en un 98,5% de avance físico y Bs. 6,0 millones al sistema de tratamiento de aguas servidas Maracaibo Norte y para aplicaciones financieras Bs. 748,2 millones.

La culminación de los proyectos representa para el Estado Zulia, y en particular para los Municipios Miranda y Maracaibo, una contribución importante en pro de la recuperación del Lago de Maracaibo, cuyo propósito fundamental es solucionar la problemática para la recolección y disposición de las aguas servidas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	2.500.000.000
· Transferencias para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	1.000.000.000
Gestión Fiscal	1.000.000.000
· Ingresos por Actividades Propias	500.000.000
Venta de Servicios	500.000.000
Recursos de Capital	6.070.041.000
· Transferencias para Financiar Gastos de Capital	6.000.000.000
Del Sector Público	6.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Sistema de Tratamiento de Aguas Servidas Maracaibo Norte (Programas y Proyectos)	6.000.000.000
· Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	70.041.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Recursos Financieros	6.528.849.250
Activos Financieros	6.255.547.250
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	6.255.547.250
Pasivos Financieros	273.302.000
Incremento de Cuentas a Pagar	273.302.000
TOTAL	15.098.890.250

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	4.312.169.069
Gastos de Consumo	4.218.133.069
Gastos de Personal	3.867.504.069
Materiales y Suministros	40.000.000
Servicios No Personales	240.588.000
Otros Gastos de Instituciones Descentralizadas	70.041.000
Depreciación y Amortización	70.041.000
Otros Gastos Corrientes	94.036.000
Transferencias	94.036.000
Transferencias Corrientes al Sector Privado	94.036.000
Gastos de Capital	10.038.547.250
Activos Reales	10.038.547.250
Obras de Infraestructura - Estudios y Proyectos	9.750.547.250
Estudios y Proyectos para Inversión en Activo Fijo	288.000.000
Aplicaciones Financieras	748.173.931
Activos Financieros	748.173.931
Incremento de Caja y Bancos	748.173.931
TOTAL	15.098.890.250

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Construcción del Sistema de Tratamiento Norte de Maracaibo	Hectárea	110
Evaluar el Comportamiento de Calidad en las Aguas del Lago de Maracaibo	Análisis	30.298
Asistencia en Materia Ambiental a las Industrias de la Cuenca del Lago de Maracaibo	Numero	55

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	253	1.647.810.199
Directivo	31	396.496.780
Profesional y Técnico	123	937.174.410
Personal Administrativo	60	197.074.875
Obreros	39	117.064.134
TOTAL	253	1.647.810.199

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	32	94.887.936
II	247.105 - 297.105	15	48.280.218
III	297.106 - 347.106	8	31.160.910
IV	347.107 - 397.107	4	17.896.480
V	397.108 - 447.108	10	51.234.003
VI	447.109 - 497.109	35	195.950.935
VII	497.110 - 547.110	14	87.680.746
VIII	547.111 - 597.111	15	103.020.584
IX	597.112 - 647.112	10	75.101.628
X	647.113 - 697.113	10	80.017.369
XI	697.114 - 747.114	6	52.588.340
XII	747.115 - 797.115	2	18.393.141
XIII	797.116 - 847.116	5	49.431.099
XIV	847.117 - 897.117	1	10.488.004
XV	897.118 - 947.118	1	10.933.407
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	46	603.681.265
	TOTAL	214	1.530.746.065

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	36	106.748.928
II	247.105 - 297.105	1	3.080.154
III	297.106 - 347.106	2	7.235.052
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	39	117.064.134

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	5	30.489.410
Jubilados	5	30.489.410
TOTAL	5	30.489.410

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior y Administración	4.990.302.000
02	Descontaminación y Conservación de la Cuenca del Lago de Maracaibo	10.038.547.250
99	Partidas no Asignables a Programas	70.041.000
	TOTAL	15.098.890.250

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.867.504.069
4.02	Materiales y Suministros	40.000.000
4.03	Servicios no Personales	240.588.000
4.04	Activos Reales	10.038.547.250
4.05	Activos Financieros	748.173.931
4.07	Transferencias	94.036.000
4.08	Otros Gastos de Instituciones Descentralizadas	70.041.000
	TOTAL	15.098.890.250

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	2.500.000.000
· Transferencias Para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	2.000.000.000
· Recursos Ordinarios	1.000.000.0000
· Gestión Fiscal	1.000.000.0000
· Ingresos por Actividades Propias	500.000.000
Venta de Servicios	500.000.000
Asesoramientos	500.000.000
B. Gastos Corrientes	4.312.169.069
· Gastos de Consumo	4.218.133.069
Gastos de Personal	3.867.504.069
Materiales y Suministros	40.000.000
Servicios no Personales	240.588.000
Otros Gastos de Instituciones Descentralizadas	70.041.000
Depreciación y Amortización	70.041.000
· Otros Gastos Corrientes	94.036.000
Transferencias	94.036.000
Transferencias Corrientes al Sector Privado	94.036.000
Personal Jubilado	94.036.000
C. Resultado Económico : Desahorro	(1.812.169.069)

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	4.257.871.931
. Desahorro en la Cuenta Corriente	(1.812.169.069)
. Transferencias para Financiar Gastos de Capital	6.000.000.000
Del Sector Público	6.000.000.000
Ministerio del Ambiente y de los Recursos Naturales	6.000.000.000
. Sistema de Tratamiento de Aguas Servidas Maracaibo Norte (Programas y Proyectos)	
. Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	70.041.000
B. Gastos de Capital	10.038.547.250
. Activos Reales	10.038.547.250
Obras de Infraestructura	9.750.547.250
Estudios y Proyectos para Inversión en Activo Fijo	288.000.000
C. Resultado Financiero: Déficit	(5.780.675.319)
III. Cuenta Financiera	
A. Recursos Financieros	6.528.849.250
. Activos Financieros	6.255.547.250
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	6.255.547.250
. Pasivos Financieros	273.302.000
Incremento de Cuentas a Pagar	273.302.000
B. Aplicaciones Financieras	6.528.849.250
. Activos Financieros	748.173.931
Incremento de Cajas y Bancos	748.173.931
. Déficit Financiero	5.780.675.319

A0069

Servicio Autónomo Servicios Ambientales del MARNR (SAMARN)

SERVICIO AUTÓNOMO SERVICIOS AMBIENTALES DEL MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES (SAMARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo principal del Organismo está basado en la elaboración y comercialización de estudios y proyectos en materia de perforación de pozos, administración de viveros, participación en el diseño y construcción de rellenos sanitarios a nivel nacional, realización y comercialización de exámenes de laboratorio de suelos, agua y calidad del aire, promoción y comercialización de los programas de investigación hidrológica.

El Presupuesto de Gastos 2004, del Servicio Autónomo Servicios Ambientales del MARN (SAMARN) es de Bs. 87.568,8 millones, dentro de las principales metas programadas para el 2004, se encuentran: la celebración de 4 convenios con institutos, gobernaciones y empresas públicas y privadas, que realizan conjuntamente con el MARN estudios en materia ambiental; así como la administración y asistencia social de 7.481 jubilados y pensionados del INOS, por un monto de Bs. 35.947,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	46.554.905.405
- Transferencias para Financiar Gastos Corrientes	37.493.200.000
Ministerio del Ambiente y de los Recursos Naturales Pensionados y Jubilados del INOS Recursos Ordinarios	37.493.200.000
- Ingresos no Tributarios	3.524.775.087
Ley de Timbre Fiscal	3.524.775.087
- Otros Ingresos	5.536.930.318
Recursos Financieros	41.013.849.494
- Activos Financieros	41.013.849.494
Disminución de Caja y Bancos	41.013.849.494
TOTAL	87.568.754.899

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	45.421.819.441
- Gastos de Consumo	7.110.347.487
Gastos de Personal	3.096.670.235
Materiales y Suministros	658.603.464
Servicios No Personales	3.355.073.788
- Otros Gastos Corrientes	38.311.471.954
Transferencias	
Sector Privado	
Pensionados y Jubilados del INOS	35.947.046.851
Otras Transferencias	2.364.425.103
Gastos de Capital	39.982.923.773
- Activos Reales	39.239.107.229
Adquisición de Maquinarias, Equipos e Inmuebles	593.009.716
Obras de Infraestructura – Estudios y Proyectos	38.646.097.513
- Activos Intangibles	743.816.544
Aplicaciones Financieras	2.164.011.685
- Pasivos Financieros	2.164.011.685
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.164.011.685
Disminución de Cuentas a Pagar por Retenciones Laborales	57.986.551
Disminución de Otras Cuentas y Efectos a Pagar	1.500.000.000
Disminución de Otros Pasivos no Circulantes	606.025.134
TOTAL	87.568.754.899

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Convenios con Institutos, Empresas y Gobernaciones	Convenio	4
Administración y Asistencia a los Jubilados y Pensionados del INOS	Persona	7.481

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	149	1.084.417.275
Directivo	2	43.008.000
Profesional y Técnico	12	228.007.100
Personal Administrativo	32	154.360.900
Personal Médico	97	638.515.107
Obrero	6	20.526.168
Personal Contratado	19	125.562.654
Empleado	19	125.562.654
TOTAL	168	1.209.979.929

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	10	34.171.913
III	297.106 _ 347.106		
IV	347.107 _ 397.107	22	94.012.699
V	397.108 _ 447.108	14	69.142.071
VI	447.109 _ 497.109	7	37.946.181
VII	497.110 _ 547.110	8	51.971.252
VIII	547.111 _ 597.111	17	117.252.807
IX	597.112 _ 647.112	9	67.648.027
X	647.113 _ 697.113	6	48.893.023
XI	697.114 _ 747.114	40	353.541.014
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	5	51.775.543
XV	897.118 _ 947.118	21	226.778.046
XVI	947.119 _ 997.119	1	11.510.287
XVII	997.120 Y MAS	2	24.810.898
	TOTAL	162	1.189.453.761

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	4	12.642.168
III	297.106 _ 347.106	1	3.600.000
IV	347.107 _ 397.107	1	4.284.000
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	6	20.526.168

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleado	1.969	14.340.439.514
Jubilado	1.485	10.587.804.711
Pensionado	484	3.752.634.803
Obrero	5.512	21.606.607.337
Jubilado	3.843	14.316.491.944
Pensionado	1.669	7.290.115.393
TOTAL	7.481	35.947.046.851

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Administrativos y Financieros	2.262.688.806
02	Administración Financiera de Estudios y Proyectos	4.704.237.403
03	Jubilados y Pensionados INOS	37.493.200.000
04	Plan Contra Incendios Forestales	2.346.425.103
05	Programa Especiales	38.598.191.902
99	Partidas no Asignables a Programas	2.164.011.685
	TOTAL	87.568.754.899

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.096.670.235
4.02	Materiales y Suministros	658.603.464
4.03	Servicios no Personales	3.355.073.788
4.04	Activos Reales	39.982.923.773
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	2.164.011.685
4.07	Transferencias	38.311.471.954
	TOTAL	87.568.754.899

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	46.554.905.405
- Transferencias Para Financiar Gastos Corrientes	37.493.200.000
Ministerio del Ambiente y de los Recursos Naturales	
Pensionados y Jubilados del INOS	
Recursos Ordinarios	37.493.200.000
- Ingresos no Tributarios	3.524.775.087
Ley de Timbre Fiscal	3.524.775.087
- Otros Ingresos	5.536.930.318
B. Gastos Corrientes	45.421.819.441
- Gastos de Consumo	7.110.347.487
Gastos de Personal	3.096.670.235
Materiales y Suministros	658.603.464
Servicios No Personales	3.355.073.788
- Otros Gastos Corrientes	38.311.471.954
Transferencias	
Sector Privado	
Pensionados y Jubilados del INOS	35.947.046.851
Otras Transferencias	2.364.425.103
C. Resultado Económico: Ahorro	1.133.085.964
II. Cuenta de Capital	
A. Recursos de Capital	1.133.085.964
- Ahorro en la Cuenta Corriente	1.133.085.964
B. Gastos de Capital	39.982.923.773
- Activos Reales	39.239.107.229
Adquisición de Maquinarias, Equipos e Inmuebles	593.009.716
Obras de Infraestructura – Estudios y Proyectos	38.646.097.513
- Activos Intangibles	743.816.544
C. Resultado Financiero: Déficit	(38.849.837.809)

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	41.013.849.494
- Activos Financieros	41.013.849.494
Disminución de Caja y Bancos	41.013.849.494
B. Aplicaciones Financieras	41.013.849.494
- Pasivos Financieros	2.164.011.685
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.164.011.685
Disminución de Cuentas a Pagar por Retenciones Laborales	57.986.551
Disminución de Otras Cuentas y Efectos a Pagar	1.500.000.000
Disminución de Otros Pasivos no Circulantes	606.025.134
- Déficit Financiero	38.849.837.809

A0103
Instituto Forestal Latinoamericano

INSTITUTO FORESTAL LATINOAMERICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo principal de la Institución es proporcionar un basamento técnico, que contribuya eficazmente a la conservación, desarrollo, aprovechamiento y comercialización de los recursos forestales de la América Latina. Desarrollar actividades de investigación, documentación, extensión y capacitación, en el campo del manejo integral de los recursos forestales, que tiendan a fortalecer la política pública del Ministerio del Ambiente y de los Recursos Naturales, y la disponibilidad de respuestas técnicas apropiadas y socialmente pertinentes, para la incorporación del sector forestal como un elemento dinámico de las economías rurales, bajo diferentes modalidades de explotación, tanto de los recursos forestales naturales, como la implantación de sistemas agroforestales y agrosilvopastoriles, de uso múltiple de la tierra y formas organizativas, empresariales y comunitarias.

Para ello, el IFLA desarrolla por iniciativa propia o suscripción de convenios y contratos con organismos e instituciones públicas y privadas, estudios e investigaciones científicas, básicas y aplicadas; promueve y divulga el conocimiento forestal, a través de publicaciones periódicas y de la participación en eventos científicos y técnicos, foros, seminarios y talleres. Igualmente, contribuye a la formación y capacitación de los recursos humanos en el campo de la actividad forestal, mediante la organización de cursos, talleres y charlas en su propia sede.

En este sentido, para el ejercicio fiscal 2004, el IFLA contará con un proyecto de presupuesto de Bs. 200,6 millones con el cual estima alcanzar las siguientes metas: Realizar 152 publicaciones, entre las que destacan: artículos divulgativos en diarios, revistas y publicaciones especiales; atender 10 consultas en materia forestal, realizar 6 eventos, entre conferencias y cursos, y formular 2 proyectos de investigación forestal

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	199.443.494
- Transferencias para Financiar Gastos Corrientes	95.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	90.000.000
Universidad de los Andes	5.000.000
- Ingresos por Actividades Propias	100.149.026
Venta de Bienes y Servicios	100.149.026
- Otros Ingresos Corrientes	4.294.468
Ingresos de la Propiedad (Intereses Bancarios)	2.094.468
Otros	2.200.000
Recursos de Capital	1.149.026
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.149.026
TOTAL	200.592.520

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	146.863.494
- Gastos de Consumo	144.752.124
Gastos de Personal	125.666.278
Materiales y Suministros	9.086.820
Servicios No Personales	8.850.000
Otros Gastos de Instituciones Descentralizadas	1.149.026
Depreciación y Amortización	1.149.026
- Otros Gastos Corrientes	2.111.370
Transferencias	2.111.370
Gastos de Capital	52.580.000
- Activos Reales	52.580.000
Adquisición de Maquinarias, Equipos e Inmuebles	52.580.000
Aplicaciones Financieras	1.149.026
- Activos Financieros	1.149.026
Incremento de Caja y Bancos	1.149.026
TOTAL	200.592.520

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Publicaciones en Diarios y Revistas	Publicación	152
Asesoramiento	Consulta	10
Conferencias y Cursos	Evento	6
Investigaciones Forestales	Proyecto	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	14	88.736.862
Directivo	1	12.684.750
Profesional y Técnico	4	30.963.024
Personal Administrativo	7	39.158.592
Obrero	2	5.930.496
TOTAL	14	88.736.862

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	1	3.083.856
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	1	4.982.976
VI	447.109 __ 497.109	1	5.577.180
VII	497.110 __ 547.110	3	18.684.240
VIII	547.111 __ 597.111	2	13.491.888
IX	597.112 __ 647.112	1	7.559.184
X	647.113 __ 697.113	1	8.159.004
XI	697.114 __ 747.114	1	8.583.288
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	1	12.684.750
	TOTAL	12	82.806.366

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2	5.930.496
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	2	5.930.496

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleado	1	2.111.370
Pensionado	1	2.111.370
TOTAL	1	2.111.370

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Generales	200.592.520
	TOTAL	200.592.520

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	125.666.278
4.02	Materiales y Suministros	9.086.820
4.03	Servicios no Personales	8.850.000
4.04	Activos Reales	52.580.000
4.05	Activos Financieros	1.149.026
4.07	Transferencias	2.111.370
4.08	Otros Gastos de Instituciones Descentralizadas	1.149.026
	TOTAL	200.592.520

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	199.443.494
- Transferencias Para Financiar Gastos Corrientes	95.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	90.000.000
Universidad de los Andes	5.000.000
- Ingresos por Actividades Propias	100.149.026
Venta de Bienes y Servicios	100.149.026
- Otros Ingresos Corrientes	4.294.468
Ingresos de la Propiedad (Intereses Bancarios)	2.094.468
Otros	2.200.000
B. Gastos Corrientes	146.863.494
- Gastos de Consumo	144.752.124
Gastos de Personal	125.666.278
Materiales y Suministros	9.086.820
Servicios No Personales	8.850.000
Otros Gastos de Instituciones Descentralizadas	1.149.026
Depreciación y Amortización	1.149.026
- Otros Gastos Corrientes	2.111.370
Transferencias	
Sector Privado	2.111.370
C. Resultado Económico: Ahorro	52.580.000
II. Cuenta de Capital	
A. Recursos de Capital	53.729.026
- Ahorro en la Cuenta Corriente	52.580.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.149.026
B. Gastos de Capital	52.580.000
- Activos Reales	52.580.000
Adquisición de Maquinarias, Equipos e Inmuebles	52.580.000
C. Resultado Financiero: Superávit	1.149.026

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	1.149.026
- Superávit Financiero	1.149.026
B. Aplicaciones Financieras	1.149.026
- Activos Financieros	1.149.026
Incremento de Caja y Bancos	1.149.026

A0107
Autoridad Única de Área Parque Nacional
Archipiélago Los Roques

AUTORIDAD UNICA DE AREA PARQUE NACIONAL ARCHIPIÉLAGO LOS ROQUES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Organismo tiene como objetivos la dirección, coordinación, ejecución y control del plan de ordenamiento del área del Archipiélago de los Roques y su reglamento de uso; así como formular y ejecutar el plan de reforma y remodelación del Poblado Gran Roque, y asegurar la participación de las organizaciones comunales en la conservación y defensa de los recursos naturales de la zona.

El presupuesto de gastos para el Ejercicio Fiscal 2004 asciende a Bs. 1.997,5 millones, de los cuales Bs. 1.728,6 millones (86,5%) estará orientado a los gastos de funcionamiento, Bs. 226, 1 millones (11,3%) a gastos de capital y Bs. 42,7 (2,2%) millones a cumplir con los compromisos ya adquiridos.

Los servicios que presta esta organización, están dirigidos fundamentalmente a satisfacer las necesidades de la población residente, estimada en 1.450 habitantes y la población flotante anual de 62.400 turistas que acuden a la isla, con fines recreativos y culturales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.997.541.730**
- Transferencias para Financiar Gastos Corrientes	200.000.000
Del Sector Público	200.000.000
Ministerio del Ambiente y de los Recursos Naturales	
- Ingresos por Actividades Propias	1.522.389.260
Venta de Servicios	1.522.389.260
- Otros Ingresos Corrientes	275.152.470
Ingresos de la Propiedad	275.152.470
TOTAL	**1.997.541.730**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.728.643.730**
- Gastos de Consumo	1.728.643.730
Gastos de Personal	1.082.366.350
Materiales y Suministros	207.663.300
Servicios No Personales	438.614.080
Gastos de Capital	**226.148.000**
- Activos Reales	226.148.000
Adquisición de Maquinarias y demás Equipos	75.148.000
Obras de Infraestructura - Estudios y Proyectos	130.000.000
Estudios y Proyectos para Inversión en Activo Fijo	21.000.000
Aplicaciones Financieras	**42.750.000**
- Pasivos Financieros	42.750.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	42.750.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	42.750.000
TOTAL	**1.997.541.730**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Plan Urbano Ambiental	Plan	1
Campañas Conservacionistas	Campaña	4
Supervisión, Vigilancia y Control del Area del Parque	Plan	1
Programa de Recolección y Disposición Final de Desechos Sólidos	Programa	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**77**	**433.023.900**
Directivo	3	35.578.600
Profesional y Técnico	28	199.555.100
Personal Administrativo	2	8.070.700
Obreros	44	189.819.500
TOTAL	**77**	**433.023.900**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	7	10.991.000
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114	23	196.640.328
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119	3	35.573.072
XVII	997.120 Y MÁS		
	TOTAL	**33**	**243.204.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	44	189.819.500
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**44**	**189.819.500**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	1.997.541.730
	TOTAL	**1.997.541.730**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.082.366.350
4.02	Materiales y Suministros	207.663.300
4.03	Servicios no Personales	438.614.080
4.04	Activos Reales	226.148.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	42.750.000
	TOTAL	**1.997.541.730**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.997.541.730**
- Transferencias Para Financiar Gastos Corrientes	200.000.000
Del Sector Público	200.000.000
Ministerio del Ambiente y de los Recursos Naturales	200.000.000
- Ingresos por Actividades Propias	1.522.389.260
Venta de Servicios	1.522.389.260
• Concesión Para Operaciones Turísticas	365.741.937
• Acceso de Embarcaciones	98.154.435
• Acceso al Parque	696.259.000
• Servicios Básicos	312.335.056
• Transporte Aéreo	49.898.832
- Otros Ingresos Corrientes	275.152.470
Ingresos de la Propiedad	275.152.470
Intereses por Dinero en Depósito	275.152.470

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**1.728.643.730**
- Gastos de Consumo	1.728.643.730
Gastos de Personal	1.082.366.350
Materiales y Suministros	207.663.300
Servicios no Personales	438.614.080
C. Resultado Económico : Ahorro	**268.898.000**
II. Cuenta de Capital	
A. Recursos de Capital	**268.898.000**
- Ahorro en la Cuenta Corriente	268.898.000
B. Gastos de Capital	**226.148.000**
- Activos Reales	226.148.000
Adquisición de Maquinarias y demás Equipos	75.148.000
Obras de Infraestructura	130.000.000
Estudios y Proyectos para Inversión en Activo Fijo	21.000.000
C. Resultado Financiero: Superávit	**42.750.000**
III. Cuenta Financiera	
A. Recursos Financieros	**42.750.000**
- Superávit Financiero	42.750.000
B. Aplicaciones Financieras	**42.750.000**
- Pasivos Financieros	42.750.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	42.750.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	42.750.000

A0324
Fundación de Educación Ambiental

FUNDACIÓN EDUCACIÓN AMBIENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo principal de la Fundación consiste en prestar servicios ambientales a instituciones del Sector Público y Privado, así como desarrollar y coordinar programas de educación y divulgación ambiental.

En tal sentido, se continuará fortaleciendo la gestión gerencial con un enfoque de concertación, alianzas estratégicas y de acciones compartidas, y específicamente todo lo que implique apoyo técnico a las distintas estructuras organizativas del Ministerio del Ambiente y de los Recursos Naturales; así como también al Ministerio de Educación, Cultura y Deportes, Gobernaciones, Alcaldías y comunidades escolares y vecinales, empresas privadas y públicas, en materia de conservación y protección del ambiente.

El monto del proyecto de presupuesto, para el ejercicio fiscal 2004, se estima en Bs. 392,3 millones, programado en función de alcanzar las siguientes metas: Publicar 69.000 ejemplares de libros y revistas ambientales y coordinar con el Ministerio del Ambiente la realización de 20 cursos en materia ambiental.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	325.600.000
- Transferencias para Financiar Gastos Corrientes	100.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	100.000.000
- Ingresos por Actividades Propias	150.000.000
Venta de Bienes y Servicios	150.000.000
- Otros Ingresos Corrientes	75.600.000
Ingresos por Aportes y Contribuciones	42.000.000
Ingresos de la Propiedad (Intereses)	24.000.000
Otros	9.600.000
Recursos de Capital	4.478.750
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.478.750
Recursos Financieros	62.178.250
- Activos Financieros	53.060.844
Disminución de Inversiones Temporales	25.064.394
Disminución de Activos no Circulantes	27.996.450
- Pasivos Financieros	9.117.406
Incremento de Cuentas a Pagar	999.318
Incremento de Otros Pasivos Circulantes	8.118.088
TOTAL	392.257.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	311.228.750
- Gastos de Consumo	311.228.750
Gastos de Personal	228.000.000
Materiales y Suministros	18.000.000
Servicios No Personales	60.000.000
Otros Gastos de Instituciones Descentralizadas	5.228.750
Depreciación y Amortización	4.478.750
Otros	750.000
Gastos de Capital	13.500.000
- Activos Reales	13.500.000
Adquisición de Maquinarias, Equipos e Inmuebles	12.000.000
Activos Intangibles	1.500.000
Aplicaciones Financieras	67.528.250
- Activos Financieros	52.669.834
Incremento de Caja y Bancos	168.386
Incremento de Cuentas a Cobrar - Comerciales	10.669.782
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	10.000.000
Incremento de Otros Activos Circulantes	31.831.666
- Pasivos Financieros	14.858.416
Servicio de la Deuda Pública y Disminución de otros Pasivos	14.858.416
Disminución de Otros Pasivos no Circulantes	14.858.416
TOTAL	392.257.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Capacitación y Adiestramiento	Curso	20
Divulgación Ambiental	Publicación	69.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	12	78.339.937
Directivo	2	31.484.098
Profesional y Técnico	3	19.509.516
Personal Administrativo	7	27.346.323
Personal Contratado	6	45.362.443
Empleado	6	45.362.443
TOTAL	18	123.702.380

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	1.573.862
II	247.105 _ 297.105	4	14.036.223
III	297.106 _ 347.106	2	7.480.980
IV	347.107 _ 397.107		
V	397.108 _ 447.108	1	5.009.400
VI	447.109 _ 497.109	1	5.829.120
VII	497.110 _ 547.110	1	6.557.760
VIII	547.111 _ 597.111	2	13.903.776
IX	597.112 _ 647.112		
X	647.113 _ 697.113	2	16.394.580
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	1	9.936.000
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	1	11.496.581
XVII	997.120 Y MAS	2	31.484.098
	TOTAL	18	123.702.380

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
03	Educación Ambiental	372.169.834
99	Partidas no Asignables a Programas	20.087.166
	TOTAL	392.257.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	228.000.000
4.02	Materiales y Suministros	18.000.000
4.03	Servicios no Personales	60.000.000
4.04	Activos Reales	13.500.000
4.05	Activos Financieros	52.669.834
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	14.858.416
4.08	Otros Gastos de Instituciones Descentralizadas	5.228.750
	TOTAL	392.257.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	325.600.000
- Transferencias Para Financiar Gastos Corrientes	100.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	100.000.000
- Ingresos por Actividades Propias	150.000.000
Venta de Bienes y Servicios	150.000.000
- Otros Ingresos Corrientes	75.600.000
Ingresos por Aportes y Contribuciones	42.000.000
Ingresos de la Propiedad (Intereses)	24.000.000
Otros	9.600.000
B. Gastos Corrientes	311.228.750
- Gastos de Consumo	311.228.750
Gastos de Personal	228.000.000
Materiales y Suministros	18.000.000
Servicios No Personales	60.000.000
Otros Gastos de Instituciones Descentralizadas	5.228.750
Depreciación y Amortización	4.478.750
Otros	750.000
C. Resultado Económico: Ahorro	14.371.250
II. Cuenta de Capital	
A. Recursos de Capital	18.850.000
- Ahorro en la Cuenta Corriente	14.371.250
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.478.750
B. Gastos de Capital	13.500.000
- Activos Reales	13.500.000
Adquisición de Maquinarias, Equipos e Inmuebles	12.000.000
Activos Intangibles	1.500.000
C. Resultado Financiero: Superávit	5.350.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	67.528.250
- Activos Financieros	53.060.844
Disminución de Inversiones Temporales	25.064.394
Disminución de Otros Activos no Circulantes	27.996.450
- Pasivos Financieros	9.117.406
Incremento de Cuentas a Pagar	999.318
Incremento de Otros Pasivos Circulantes	8.118.088
- Superávit Financiero	5.350.000
B. Aplicaciones Financieras	67.528.250
- Activos Financieros	52.669.834
Incremento de Caja y Bancos	168.386
Incremento de Cuentas a Cobrar - Comerciales	10.669.782
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	10.000.000
Incremento de Otros Activos Circulantes	31.831.666
- Pasivos Financieros	14.858.416
Servicio de la Deuda Pública y Disminución de otros Pasivos	14.858.416
Disminución de Otros Pasivos no Circulantes	14.858.416

A0343
Fundación Laboratorio Nacional de Hidráulica

FUNDACIÓN LABORATORIO NACIONAL DE HIDRÁULICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación tiene por objetivo la investigación y el desarrollo en el campo de la ingeniería hidráulica y mecánica de fluidos, la divulgación de nuevos conocimientos en esas materias y la formación de personal especializado.

Para el año 2004, se ha programado un Presupuesto que asciende a Bs. 1.293,3 millones, con el propósito de alcanzar las siguientes metas: realizar 4 estudios relacionados con las mediciones hidráulicas de la Bahía de Pozuelos; Laguna de Unare y Píritu; Caño Madre Casanas; Laguna de Tacarigua; así como en la Costa Este del Estado Nueva Esparta.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	1.290.000.000
- Transferencias para Financiar Gastos Corrientes	224.400.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	112.200.000
Gestión Fiscal	112.200.000
- Ingresos por Actividades Propias	1.065.600.000
Venta de Bienes y Servicios	1.065.600.000
Recursos de Capital	2.300.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.300.000
Recursos Financieros	1.039.000
- Activos Financieros	1.039.000
Disminución de Caja y Bancos	1.039.000
TOTAL	1.293.339.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	790.499.000
- Gastos de Consumo	790.499.000
Gastos de Personal	622.041.000
Materiales y Suministros	47.500.000
Servicios No Personales	118.658.000
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	2.300.000
Gastos de Capital	116.095.000
- Activos Reales	116.095.000
Adquisición de Maquinarias y demás Equipos	116.095.000
Aplicaciones Financieras	386.745.000
- Activos Financieros	12.724.000
Incremento de Cuentas a Cobrar - Comerciales	12.724.000
- Pasivos Financieros	374.021.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	374.021.000
TOTAL	1.293.339.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Estudio Hidráulico Ambiental de la Bahía de Pozuelos	Estudio	1
Estudio Costa Este Estado Nueva Esparta Fase I	Estudio	1
Modelo Hidráulico Caño Madre Casanas y Laguna de Tacarigua	Estudio	1
Estudios de las Lagunas de Unare y Piritu	Estudio	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	33	234.325.000
- Directivo	1	16.770.336
- Profesional y Técnico	13	143.385.420
- Personal Administrativo	7	35.444.244
- Obrero	12	38.725.000
Personal Fijo a Tiempo Parcial	1	6.000.000
- Profesional y Técnico	1	6.000.000
Personal Contratado	21	69.100.000
- Empleado	10	43.718.988
- Obrero	11	25.381.012
TOTAL	55	309.425.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	10	43.718.988
V	397.108 __ 447.108	7	35.444.244
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	1	6.000.000
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118	13	143.385.420
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	1	16.770.336
	TOTAL	32	245.318.988

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	11	25.381.012
II	247.105 __ 297.105	12	38.725.000
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	23	64.106.012

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Estudios Hidráulicos	904.294.000
99	Partidas no Asignables a Programas	389.045.000
	TOTAL	1.293.339.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	622.041.000
4.02	Materiales y Suministros	47.500.000
4.03	Servicios no Personales	118.658.000
4.04	Activos Reales	116.095.000
4.05	Activos Financieros	12.724.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	374.021.000
4.08	Otros Gastos de Instituciones Descentralizadas	2.300.000
	TOTAL	1.293.339.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	1.290.000.000
- Transferencias para Financiar Gastos Corrientes	224.400.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	112.200.000
Gestión Fiscal	112.200.000
- Ingresos por Actividades Propias	1.065.600.000
Ingresos por Venta de Bienes y Servicios	1.065.600.000
B. Gastos Corrientes	790.499.000
- Gastos de Consumo	790.499.000
Gastos de Personal	622.041.000
Materiales y Suministros	47.500.000
Servicios No Personales	118.658.000
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	2.300.000
C. Resultado Económico: Ahorro	499.501.000
II. Cuenta de Capital	
A. Recursos de Capital	501.801.000
- Ahorro en la Cuenta Corriente	499.501.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.300.000
B. Gastos de Capital	116.095.000
- Activos Reales	116.095.000
Adquisición de Maquinarias y demás Equipos	116.095.000
C. Resultado Financiero: Superávit	385.706.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	386.745.000
- Activos Financieros	1.039.000
Disminución de Caja y Bancos	1.039.000
- Superávit Financiero	385.706.000
B. Aplicaciones Financieras	386.745.000
- Activos Financieros	12.724.000
Incremento de Cuentas a Cobrar - Comerciales	12.724.000
- Pasivos Financieros	374.021.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	374.021.000

A0354

Fundación Nacional de Parques Zoológicos y Acuarios

FUNDACIÓN NACIONAL DE PARQUES ZOOLÓGICOS Y ACUARIOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

Los objetivos de la Fundación consisten en prestar asesoría técnica para el manejo de los parques zoológicos y acuarios, existentes o por crearse, realizar estudios sobre los distintos parques zoológicos, establecer los procedimientos de naturaleza técnica que se requieran para la creación, manejo y cualquier otro aspecto, relacionado con la administración de los parques, con finalidad de garantizar el cumplimiento de los patrones adoptados mundialmente, por instituciones con fines similares.

El monto del Proyecto de Presupuesto, para el ejercicio fiscal 2004, se estima en Bs. 107,7 millones, programado en función de alcanzar las siguientes metas:

- Dictar un taller sobre capacitación y entrenamiento, relacionado con la administración y manejo de parques zoológicos.
- Realizar 17 asesorías técnicas en la materia de su competencia.
- Editar 2 boletines de educación, información y divulgación del manejo adecuado y conservación del medio ambiente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**107.420.000**
- Transferencias para Financiar Gastos Corrientes	50.000.000
Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	50.000.000
- Ingresos por Actividades Propias	57.420.000
Venta de Servicios	57.420.000
Recursos de Capital	**353.200**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	353.200
TOTAL	**107.773.200**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**105.905.156**
- Gastos de Consumo	105.905.156
Gastos de Personal	54.704.056
Materiales y Suministros	11.276.600
Servicios No Personales	39.571.300
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	353.200
Aplicaciones Financieras	**1.868.044**
- Activos Financieros	1.868.044
Incremento de Caja y Bancos	1.868.044
TOTAL	**107.773.200**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Asesoría Técnica	Asesoría	17
Capacitación y Entrenamiento	Taller	1
Divulgación e Información	Boletín	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**2**	**19.200.000**
- Directivo	1	13.200.000
- Personal Administrativo	1	6.000.000
Personal Fijo a Tiempo Parcial	**3**	**10.200.000**
- Profesional y Técnico	2	8.400.000
- Personal Administrativo	1	1.800.000
TOTAL	**5**	**29.400.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	1.800.000
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	2	8.400.000
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	1	6.000.000
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	1	13.200.000
	TOTAL	**5**	**29.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Manejo de Parques Zoológicos y Acuarios	105.551.956
99	Partidas no Asignables a Programas	2.221.244
	TOTAL	**107.773.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	54.704.056
4.02	Materiales y Suministros	11.276.600
4.03	Servicios no Personales	39.571.300
4.05	Activos Financieros	1.868.044
4.08	Otros Gastos de Instituciones Descentralizadas	353.200
	TOTAL	**107.773.200**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**107.420.000**
- Transferencias para Financiar Gastos Corrientes	50.000.000
Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	50.000.000
- Ingresos por Actividades Propias	57.420.000
Ingresos por Venta de Bienes y Servicios	57.420.000
B. Gastos Corrientes	**105.905.156**
- Gastos de Consumo	105.905.156
Gastos de Personal	54.704.056
Materiales y Suministros	11.276.600
Servicios No Personales	39.571.300
Otros Gastos de Instituciones Descentralizadas Depreciación y Amortización	353.200
C. Resultado Económico: Ahorro	**1.514.844**
II. Cuenta de Capital	
A. Recursos de Capital	**1.868.044**
- Ahorro en la Cuenta Corriente	1.514.844
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	353.200
C. Resultado Financiero: Superávit	**1.868.044**
III. Cuenta Financiera	
A. Recursos Financieros	**1.868.044**
- Superávit Financiero	1.868.044
B. Aplicaciones Financieras	**1.868.044**
- Activos Financieros	1.868.044
Incremento de Caja y Bancos	1.868.044

A0406
Fundación Laboratorio Nacional de Productos Forestales

FUNDACIÓN LABORATORIO NACIONAL DE PRODUCTOS FORESTALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Organismo tiene como misión contribuir al desarrollo y diversificación de las industrias y empresas forestales nacionales, contribuyendo de esta manera con: los sectores industrial y forestal venezolano; Centro Académico de la Facultad de Ciencias Forestales y Ambientales; Universidad de los Andes en su respectivo pre y postgrado y al área de Ciencia y Tecnología de la madera.

El presupuesto para el Ejercicio Fiscal 2004, se ubica en Bs. 60,4 millones, que se destinarán a la ejecución de las metas propuestas para cumplir con su misión.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	53.000.000
- Transferencias para Financiar Gastos Corrientes	30.000.000
Del Sector Público	30.000.000
Ministerio del Ambiente y de los Recursos Naturales	
- Ingresos por Actividades Propias	23.000.000
Venta de Servicios	23.000.000
Recursos de Capital	7.541.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.541.000
TOTAL	60.541.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	52.119.300
- Gastos de Consumo	52.119.300
Gastos de Personal	10.678.500
Materiales y Suministros	21.063.900
Servicios No Personales	12.835.900
Otros Gastos de Instituciones Descentralizadas	7.541.000
Depreciación y Amortización	7.541.000
Gastos de Capital	7.500.000
- Activos Reales	7.500.000
Adquisición de Maquinarias y demás Equipos	7.500.000
Aplicaciones Financieras	921.700
- Activos Financieros	921.700
Incremento de Caja y Bancos	921.700
TOTAL	60.541.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Servicios de Secado	M3	70
Comercialización de Productos	M	36
Asesorías a Empresas Públicas y Privadas	Asesoría	14
Proyectos de Investigación Forestal	Proyecto	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	2	7.346.300
Personal Administrativo	1	2.622.100
Obreros	1	4.724.200
TOTAL	2	7.346.300

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1	2.622.100
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	1	2.622.100

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	1	4.724.200
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	1	4.724.200

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Investigación Forestal	52.078.300
99	Partidas no Asignables a Programas	8.462.700
	TOTAL	60.541.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	10.678.500
4.02	Materiales y Suministros	21.063.900
4.03	Servicios no Personales	12.835.900
4.04	Activos Reales	7.500.000
4.05	Activos Financieros	921.700
4.08	Otros Gastos de Instituciones Descentralizadas	7.541.000
	TOTAL	60.541.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	53.000.000
- Transferencias Para Financiar Gastos Corrientes	30.000.000
Del Sector Público	30.000.000
Ministerio del Ambiente y de los Recursos Naturales	30.000.000
- Ingresos por Actividades Propias	23.000.000
Venta de Servicios	23.000.000
Asesorías	23.000.000
B. Gastos Corrientes	52.119.300
- Gastos de Consumo	52.119.300
Gastos de Personal	10.678.500
Materiales y Suministros	21.063.900
Servicios no Personales	12.835.900
Otros Gastos de Instituciones Descentralizadas	7.541.000
Depreciación y Amortización	7.541.000
C. Resultado Económico : Ahorro	880.700

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	8.421.700
- Ahorro en la Cuenta Corriente	880.700
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	7.541.000
B. Gastos de Capital	7.500.000
- Activos Reales	7.500.000
Adquisición de Maquinarias y demás Equipos	7.500.000
C. Resultado Financiero: Superávit	921.700
III. Cuenta Financiera	
A. Recursos Financieros	921.700
- Superávit Financiero	921.700
B. Aplicaciones Financieras	921.700
- Activos Financieros	921.700
Incremento de Cajas y Bancos	921.700

A0909
Instituto Geográfico de Venezuela “Simón Bolívar”

INSTITUTO GEOGRÁFICO DE VENEZUELA "SIMÓN BOLÍVAR"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo principal del Instituto es dirigir, coordinar y ejecutar las políticas y los planes nacionales en materia de geografía, geodesia, geofísica, cartografía, percepción remota, catastro y suelos, por medio de la generación de información oficial, con el propósito de apoyar el desarrollo integral del país.

Para el Ejercicio Fiscal 2004, se tiene programado un Presupuesto por Bs. 9.366,0 millones, con el fin de alcanzar las siguientes metas: establecer, densificar y mantener la Red Geodésica Nacional en una extensión de 5.000 Kms.; elaboración y actualización de 307 mapas a nivel Nacional y de 40 Ortofotomapas de Venezuela; levantamiento aerofotográfico con la realización de 2.500 fotos; generación y reforzamiento de la información Geoespacial y la Gestión Territorial a diferentes escalas con la realización de 573 mapas; así como la generación de 138 CD-Rooms con información de importancia Nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	4.951.900.000
- Transferencias para Financiar Gastos Corrientes	2.451.900.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	612.975.000
Gestión Fiscal	1.838.925.000
- Ingresos por Actividades Propias	2.000.000.000
Venta de Bienes y Servicios	2.000.000.000
- Otros Ingresos Corrientes	500.000.000
Ingresos de la Propiedad (Intereses)	500.000.000
Recursos de Capital	410.650.000
- Transferencias para Financiar Gastos de Capital	400.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Plan Nacional de Demarcación de Hábitat y Tierras de los Pueblos Indígenas (Programas y Proyectos)	400.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.650.000
Recursos Financieros	4.003.419.006
- Activos Financieros	4.003.419.006
Disminución de Caja y Bancos	889.211.506
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	3.114.207.500
TOTAL	9.365.969.006

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	7.247.153.813
- Gastos de Consumo	7.247.153.813
Gastos de Personal	6.156.503.813
Materiales y Suministros	180.000.000
Servicios No Personales	900.000.000
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	10.650.000
Gastos de Capital	999.861.506
- Activos Reales	999.861.506
Estudios y Proyectos para Inversión en Activo Fijo	999.861.506
Aplicaciones Financieras	1.118.953.687
- Pasivos Financieros	1.118.953.687
Disminución de Cuentas y Efectos a Pagar a Proveedores	553.916.267
Disminución de Cuentas y Efectos a Pagar a Contratistas	300.737.420
Disminución de Otros Pasivos No Circulantes	264.300.000
TOTAL	9.365.969.006

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Establecer, Densificar y Mantener la Red Geodésica Nacional	Km.	5.000
Elaborar y Actualizar la Cartografía Básica a Nivel Nacional, Regional, Estadal y Municipal	Mapa	307
Elaborar y Actualizar la Serie de Ortofotomapas de Venezuela	Ortofotomapa	40
Levantamiento Aerofotográfico	Foto	2.500
Generar Información Geoespacial a Diferentes Escalas	Mapa	58
Reforzar la Gestión Territorial a Diferentes Escalas	Mapa	515
Generación de CD-Rooms	CD	138

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	244	2.863.288.508
- Directivo	24	552.618.918
- Profesional y Técnico	129	1.841.294.959
- Personal Administrativo	47	211.256.339
- Obrero	44	258.118.292
Personal Contratado	1	8.621.420
- Obrero	1	8.621.420
TOTAL	245	2.871.909.928

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	4	10.032.000
II	247.105 - 297.105	6	19.180.072
III	297.106 - 347.106		
IV	347.107 - 397.107	26	116.894.652
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110	10	61.436.332
VIII	547.111 - 597.111		
IX	597.112 - 647.112	55	416.442.866
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115	38	350.114.478
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	20	206.890.794
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	41	1.424.179.022
	TOTAL	200	2.605.170.216

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109	45	266.739.712
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	45	266.739.712

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Generación de Información Cartográfica	1.286.370.224
02	Desarrollo del Sistema de Información Geográfica	1.458.359.862
03	Formación y Conservación del Catastro Nacional	1.110.685.265
04	Funciones de Apoyo	4.380.949.968
99	Partidas no Asignables a Programas	1.129.603.687
	TOTAL	9.365.969.006

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	6.156.503.813
4.02	Materiales y Suministros	180.000.000
4.03	Servicios no Personales	900.000.000
4.04	Activos Reales	999.861.506
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.118.953.687
4.08	Otros Gastos de Instiuciones Descentralizadas	10.650.000
	TOTAL	9.365.969.006

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	4.951.900.000
- Transferencias para Financiar Gastos Corrientes	2.451.900.000
Ministerio del Ambiente y de los Recursos Naturales	
Recursos Ordinarios	612.975.000
Gestión Fiscal	1.838.925.000
- Ingresos por Actividades Propias	2.000.000.000
Ingresos por Venta de Bienes y Servicios	2.000.000.000
- Otros Ingresos Corrientes	500.000.000
Ingresos de la Propiedad (Intereses)	500.000.000
B. Gastos Corrientes	7.247.153.813
- Gastos de Consumo	7.247.153.813
Gastos de Personal	6.156.503.813
Materiales y Suministros	180.000.000
Servicios no Personales	900.000.000
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	10.650.000
C. Resultado Económico : Desahorro	(2.295.253.813)
II. Cuenta de Capital	
A. Recursos de Capital	(1.884.603.813)
- Desahorro en la Cuenta Corriente	(2.295.253.813)
- Transferencias para Financiar Gastos de Capital	400.000.000
Ministerio del Ambiente y de los Recursos Naturales	
Plan Nacional de Demarcación de Hábitat y Tierras de los Pueblos Indígenas (Programas y Proyectos)	400.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	10.650.000
B. Gastos de Capital	999.861.506
- Activos Reales	999.861.506
Estudios y Proyectos para Inversión en Activo Fijo	999.861.506
C. Resultado Financiero: Déficit	(2.884.465.319)

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	4.003.419.006
- Activos Financieros	4.003.419.006
Disminución de Caja y Bancos	889.211.506
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	3.114.207.500
B. Aplicaciones Financieras	4.003.419.006
- Pasivos Financieros	1.118.953.687
Disminución de Cuentas y Efectos a Pagar a Proveedores	553.916.267
Disminución de Cuentas y Efectos a Pagar a Contratistas	300.737.420
Disminución de Otros Pasivos no Circulantes	264.300.000
- Déficit Financiero	2.884.465.319

Procuraduría General de la República

A0403
Fundación Procuraduría

FUNDACIÓN PROCURADURÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

FUNDA-PROCURADURÍA es una Fundación adscrita a la Procuraduría General de la República, cuyo objetivo consiste en la realización de estudios jurídicos especiales que le sean encomendados por entes públicos o privados, efectuar trabajos de investigación en el área jurídica de modo coordinado con otros entes públicos y privados; capacitar y desarrollar, en el área de la Ciencia Jurídica, a los abogados que presten servicio en la Administración Pública Nacional y a aquellos que deseen ampliar su formación mediante la organización de cursos, talleres, foros, seminarios, simposios y congresos que contribuyan a su perfil integral y cualquier otra actividad relacionada con el desarrollo de las ciencias jurídicas.

Uno de los aspectos fundamentales de la Política Presupuestaria de FUNDA-PROCURADURÍA, está orientado a cubrir las remuneraciones y las incidencias presupuestarias generadas por el personal que labora en la Fundación, las cuales son canceladas con recursos de la Procuraduría General de la República, ya que desde el año 1997 dicho personal se encuentra en comisión de servicios y pertenece a la nómina de la Procuraduría General de la República.

POLÍTICA DE FINANCIAMIENTO

La autonomía de gestión financiera y presupuestaria de la Fundación, estará bajo el control jerárquico de la Procuraduría General de la República, la cual comprende la realización de eventos docentes y la venta de publicaciones propias y su presupuesto de ingresos estará constituido por un aporte de trescientos millones de bolívares (Bs. 300,0 millones), más cien millones (Bs. 100,0 millones) de ingresos por actividades propias, para un total de cuatrocientos millones (Bs. 400,0 millones).

POLÍTICA DE GASTOS

Para el logro de los objetivos propuestos se ha determinado un gasto de Bs. 403,1 millones, donde los corrientes alcanzan Bs. 253,1 millones, siendo los principales conceptos materiales y suministros Bs. 125,0 millones y servicios no personales Bs. 125,0 millones, debido a que por estas partidas se imputan los servicios de imprenta y reproducción, mediante los cuales se obtienen las publicaciones y el material didáctico que se reproduce para las jornadas de actualización jurídica.

POLÍTICA DE COBERTURA DE LOS SERVICIOS

Los objetivos que persigue la Fundación para este Ejercicio Presupuestario, se plasman en el logro de las siguientes metas: realizar 15 jornadas de actualización jurídica; dictar 8 conferencias en materia legal; realizar 2 simposios jurídicos; vender 250 publicaciones y editar 2 revistas de la Fundación; entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	400.000.000
- Transferencias para Financiar Gastos Corrientes	300.000.000
Del Sector Público	300.000.000
De la Administración Central	300.000.000
Recursos Ordinarios	100.000.000
Gestión Fiscal	100.000.000
Otras Fuentes de Financiamiento	100.000.000
- Ingresos por Actividades Propias	100.000.000
Venta de Bienes	100.000.000
Recursos de Capital	3.080.881
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.080.881
TOTAL	403.080.881

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	253.080.881
- Gastos de Consumo	253.080.881
Materiales y Suministros	125.000.000
Servicios No Personales	125.000.000
Otros Gastos de Instituciones Descentralizadas	3.080.881
Depreciación y Amortización	3.080.881
Gastos de Capital	50.000.000
- Activos Reales	50.000.000
Adquisición de Maquinarias y demás Equipos	35.000.000
Otros Activos Reales	15.000.000
Aplicaciones Financieras	100.000.000
- Activos Financieros	100.000.000
Incremento de Caja y Bancos	100.000.000
TOTAL	403.080.881

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Jornadas de Actualización Jurídica	Jornada	15
Conferencia en Materia Legal	Conferencia	8
Simposio Jurídico	Simposio	2
Venta de Publicaciones	Libro	250
Edición de la Revista Procuraduría General de la República	Publicación	2
Instauración de Post-grado en el Area Jurídica	Post-grado	2

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Funda Procuraduría	400.000.000
99	Partidas no Asignables a Programas	3.080.881
	TOTAL	403.080.881

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.02	Materiales y Suministros	125.000.000
4.03	Servicios no Personales	125.000.000
4.04	Activos Reales	50.000.000
4.05	Activos Financieros	100.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	3.080.881
	TOTAL	403.080.881

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	400.000.000
- Transferencias Para Financiar Gastos Corrientes	300.000.000
Del Sector Público	300.000.000
De la Administración Central	300.000.000
- Ingresos por Actividades Propias	100.000.000
Venta de Bienes	100.000.000
Ventas de Publicaciones	100.000.000
B. Gastos Corrientes	253.080.881
- Gastos de Consumo	253.080.881
Materiales y Suministros	125.000.000
Servicios No Personales	125.000.000
Otros Gastos de Instituciones Descentralizadas	3.080.881
Depreciación y Amortización	3.080.881
C. Resultado Económico: Ahorro	146.919.119
II. Cuenta de Capital	
A. Recursos de Capital	150.000.000
- Ahorro en la Cuenta Corriente	146.919.119
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.080.881
B. Gastos de Capital	50.000.000
- Activos Reales	50.000.000
Adquisición de Maquinarias y demás Equipos	35.000.000
Otros Activos Reales	15.000.000
C. Resultado Financiero: Superavit	100.000.000
III. Cuenta Financiera	
A. Recursos Financieros	100.000.000
- Superávit Financiero	100.000.000
B. Aplicaciones Financieras	100.000.000
- Activos Financieros	100.000.000
Incremento de Caja y Bancos	100.000.000

Ministerio del Interior y Justicia

A0003
Instituto Autónomo Caja de Trabajo Penitenciario

INSTITUTO AUTÓNOMO CAJA DE TRABAJO PENITENCIARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Caja de Trabajo Penitenciario tiene como objetivo fundamental la rehabilitación del recluso mediante el programa de labor-terapia, ejecutado en la mayoría de los establecimientos penitenciarios del país. Este objetivo se lleva a cabo mediante la ocupación laboral de los reclusos en los diversos programas, como organización y proyectos del trabajo agropecuario, industrial, artesanal y comercial.

La Institución proyecta recursos del Ejecutivo Nacional por Bs. 1.252,5 millones, representando el 41,6% del total del Presupuesto; Ingresos por Actividades Propias Bs. 1.449,0 millones (48,1%); Otros Ingresos (arrendamientos) Bs. 48,2 millones (1,6%), Recursos de Depreciación Bs. 17,0 millones (0,6%) y Bs. 243,4 millones (8,1%) de Activos Financieros.

El Gasto presupuestado se compone en Corrientes Bs. 2.784,6 millones, de Capital Bs. 180,6 millones y Aplicaciones Financieras por Bs. 44,9 millones.

El Organismo orientado a cumplir con su objetivo principal, dirigirá su esfuerzo a la rehabilitación integral del recluso, para ello estima llevar a cabo las siguientes actividades: integrar a 1.000 reclusos en puestos de trabajos a través de proyectos de autogestión y convenios en las áreas agropecuaria, industrial y de expendedurías, producir 68.884 kilogramos de pan, confeccionar 38.464 uniformes, obtener 17.400 kilogramos de ganado porcino, 300 kilogramos de ganado cunícula y sembrar 232 hectáreas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	2.749.691.200
- Transferencias para Financiar Gastos Corrientes	1.252.490.080
Del Sector Público	1.252.490.080
- Recursos Ordinarios	1.252.490.080
- Ingresos por Actividades Propias	1.448.961.120
Venta de Bienes	1.448.961.120
- Otros Ingresos Corrientes	48.240.000
Ingresos de la Propiedad	48.240.000
Recursos de Capital	17.002.417
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	17.002.417
Recursos Financieros	243.412.472
- Activos Financieros	243.412.472
Disminución de Caja y Bancos	243.412.472
TOTAL	3.010.106.089

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	2.784.579.161
- Gastos de Consumo	2.552.418.077
Gastos de Personal	1.434.636.396
Materiales y Suministros	863.270.592
Servicios No Personales	243.733.600
Variación de Inventarios	(6.224.928)
Otros Gastos de Instituciones Descentralizadas	17.002.417
Depreciación y Amortización	17.002.417
- Otros Gastos Corrientes	232.161.084
Transferencias	232.161.084
Transferencias Corrientes al Sector Privado	232.161.084
Gastos de Capital	180.614.928
- Activos Reales	169.390.000
Repuestos y Reparaciones Mayores	12.000.000
Adquisición de Maquinarias y demás Equipos	126.690.000
Adquisición de Equipos de Transporte, Tracción y Elevación	25.000.000
Otros Activos Reales	5.700.000
- Activos Intangibles	5.000.000
- Incremento de Inventarios	6.224.928
Aplicaciones Financieras	44.912.000
- Pasivos Financieros	44.912.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	44.912.000
Disminución de Cuentas a Pagar por Retenciones Laborales	16.250.000
Disminución de Otras Cuentas y Efectos a Pagar	28.662.000
TOTAL	3.010.106.089

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Integrar al recluso en puestos de trabajo en áreas agropecuaria, industrial y artesanal	Recluso Rehabilitado	1.000
Producir pan	Kg.	68.884
Fabricar prendas textiles	Uniforme	38.464
Cría y venta de ganado porcino	Kg.	17.400
Cría y venta de ganado cunicula	Kg.	300
Área sembrada	Ha.	232

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	96	479.987.638
Directivo	12	171.979.745
Profesional y Técnico	39	157.710.499
Personal Administrativo	25	92.499.131
Obrero	20	57.798.263
TOTAL	96	479.987.638

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	19	52.267.708
II	247.105 _ 297.105	29	100.347.328
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	6	33.300.133
VII	497.110 _ 547.110	6	36.367.302
VIII	547.111 _ 597.111	3	20.417.641
IX	597.112 _ 647.112	1	7.509.518
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	12	171.979.745
	TOTAL	76	422.189.375

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	18	50.031.138
II	247.105 _ 297.105		
III	297.106 _ 347.106	2	7.767.125
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	20	57.798.263

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleado	24	104.088.582
Jubilado	19	83.628.402
Pensionado	5	20.460.180
Obrero	7	28.644.295
Jubilado	7	28.644.295
TOTAL	31	132.732.877

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación Superior	1.214.345.266
02	Producción y Ventas	1.501.685.322
99	Partidas no Asignables a Programas	294.075.501
	TOTAL	3.010.106.089

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.434.636.396
4.02	Materiales y Suministros	863.270.592
4.03	Servicios no Personales	243.733.600
4.04	Activos Reales	174.390.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	44.912.000
4.07	Transferencias	232.161.084
4.08	Otros Gastos de Instituciones Descentralizadas	17.002.417
	TOTAL	3.010.106.089

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	2.749.691.200
- Transferencias Para Financiar Gastos Corrientes	1.252.490.080
Del Sector Público	1.252.490.080
- Recursos Ordinarios	1.252.490.080
- Ingresos por Actividades Propias	1.448.961.120
Venta de Bienes	1.448.961.120
- Agrícola y Pecuaria	687.420.000
- Industrial y Artesanal	761.541.120
- Otros Ingresos Corrientes	48.240.000
Ingresos de la Propiedad (Arrendamiento)	48.240.000
B. Gastos Corrientes	2.784.579.161
- Gastos de Consumo	2.552.418.077
Gastos de Personal	1.434.636.396
Materiales y Suministros	863.270.592
Servicios No Personales	243.733.600
Variación de Inventarios	(6.224.928)
Otros Gastos de Instituciones Descentralizadas	17.002.417
Depreciación y Amortización	17.002.417
- Otros Gastos Corrientes	232.161.084
Transferencias	232.161.084
Transferencias Corrientes al Sector Privado	232.161.084
C. Resultado Económico: Desahorro	(34.887.961)
II. Cuenta de Capital	
A. Recursos de Capital	(17.885.544)
- Desahorro en la Cuenta Corriente	(34.887.961)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	17.002.417
B. Gastos de Capital	180.614.928
- Activos Reales	169.390.000
Repuestos y Reparaciones Mayores	12.000.000
Adquisición de Maquinarias y demás Equipos	126.690.000
Adquisición de Equipos de Transporte, Tracción y Elevación	25.000.000
Otros Activos Reales	5.700.000
- Activos Intangibles	5.000.000
- Incremento de Inventarios	6.224.928
C. Resultado Financiero: Déficit	(198.500.472)
III. Cuenta Financiera	
A. Recursos Financieros	243.412.472
- Activos Financieros	243.412.472
Disminución de Caja y Bancos	243.412.472
B. Aplicaciones Financieras	243.412.472
- Pasivos Financieros	44.912.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	44.912.000
Disminución de Cuentas a Pagar por Retenciones Laborales	16.250.000
Disminución de Otras Cuentas y Efectos a Pagar	28.662.000
- Déficit Financiero	(198.500.472)

A0054

Instituto Autónomo de Previsión Social del
Cuerpo de Investigaciones Científicas,
Penales y Criminalísticas

INSTITUTO AUTÓNOMO DE PREVISIÓN SOCIAL DEL CUERPO DE INVESTIGACIONES CIENTÍFICAS, PENALES Y CRIMINALÍSTICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas siguiendo su objetivo de creación, dará continuidad a la administración del Fondo de Pensiones y Jubilaciones; además de promover todos los servicios y sistemas que permitan el beneficio económico y social de sus afiliados y de los familiares inmediatos.

Para cumplir con las metas programadas; la Institución proyecta un presupuesto de ingresos por Bs. 27.148,0 millones, el cual incluye Bs. 12.641.2 millones de aporte del Ejecutivo Nacional a través del Ministerio del Interior y Justicia; asimismo, se estiman Bs. 5.427,2 millones de ingresos por cotizaciones, Bs. 1.827,0 millones provenientes de ingresos de la propiedad y otros ingresos por Bs. 26,5 millones. Adicionalmente, prevén recursos propios de capital por Bs. 121,7 millones y financieros por Bs. 7.104,4 millones.

Los gastos proyectados se componen en corrientes por Bs. 14.080,0 millones, de capital por Bs. 101,6 millones y aplicaciones financieras por Bs. 12.966,4 millones.

Prevé cancelar pensiones a un total de 2.168 jubilados y pensionados, además de prestar servicios médicos y odontológicos al personal activo del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas, jubilados, pensionados y familiares inmediatos.

Asimismo, el Instituto otorgará bonificaciones por lentes y botas ortopédicas a los afiliados que lo necesiten, gestionará todo lo relacionado con la contratación del seguro de hospitalización, cirugía y maternidad, expedición de carta aval, presupuesto para intervenciones quirúrgicas, reclamaciones al seguro y pago de las indemnizaciones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	19.921.884.285
- Transferencias para Financiar Gastos Corrientes	12.641.249.584
Del Sector Público	12.641.249.584
- Recursos Ordinarios	9.041.249.584
- Gestión Fiscal	3.600.000.000
- Otros Ingresos Corrientes	7.280.634.701
Ingresos por Aportes y Contribuciones	5.427.161.077
Ingresos de la Propiedad	1.826.993.142
Otros	26.480.482
Recursos de Capital	121.689.698
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	121.689.698
Recursos Financieros	7.104.448.114
- Activos Financieros	7.104.448.114
Disminución de Caja y Bancos	174.226.893
Disminución de Otras Cuentas y Efectos a Cobrar	6.907.554.488
Disminución de Activos no Circulantes	22.666.733
TOTAL	27.148.022.097

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	14.080.036.206
- Gastos de Consumo	1.438.786.622
Gastos de Personal	385.090.529
Materiales y Suministros	385.452.464
Servicios No Personales	507.655.244
Otros Gastos de Instituciones Descentralizadas	160.588.385
Depreciación y Amortización	121.689.698
Otros	38.898.687
- Otros Gastos Corrientes	12.641.249.584
Transferencias	12.641.249.584
Transferencias Corrientes al Sector Privado	12.641.249.584
Gastos de Capital	101.547.295
- Activos Reales	101.547.295
Adquisición de Maquinarias y demás Equipos	81.547.295
Otros Activos Reales	20.000.000
Aplicaciones Financieras	12.966.438.596
- Activos Financieros	12.802.659.771
Incremento de Otros Activos Circulantes	12.802.659.771
- Pasivos Financieros	163.778.825
Servicio de la Deuda Pública y Disminución de otros Pasivos	163.778.825
Disminución de Otras Cuentas y Efectos a Pagar	163.778.825
TOTAL	27.148.022.097

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Pago de Jubilaciones	Jubilación	1.588
Pago de Pensiones	Pensión	580
Consulta de Medicina General	Consulta	12.500
Consulta de Pediatría	Consulta	5.400
Consulta de Odontología	Consulta	9.400
Exámenes de Laboratorio	Examen	130.800
Exámenes Radiológicos	Examen	15.600
Especialidades	Consulta	25.300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	40	284.290.529
Directivo	5	72.000.000
Profesional y Técnico	25	188.290.529
Personal Administrativo	10	24.000.000
Personal Contratado	14	100.800.000
Profesional y Técnico	8	72.000.000
Personal Administrativo	6	28.800.000
TOTAL	54	385.090.529

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	10	38.400.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108	6	28.800.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	33	245.890.529
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	5	72.000.000
	TOTAL	54	385.090.529

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	2168	12.634.491.000
Jubilado	1588	10.579.364.000
Pensionado	580	2.055.127.000
TOTAL	2168	12.634.491.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Atenc. func. activos y jubilados del C.I.C.P.C.	12.641.249.584
99	Partidas no Asignables a Programas	14.506.772.513
	TOTAL	27.148.022.097

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	385.090.529
4.02	Materiales y Suministros	385.452.464
4.03	Servicios no Personales	507.655.244
4.04	Activos Reales	101.547.295
4.05	Activos Financieros	12.802.659.771
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	163.778.825
4.07	Transferencias	12.641.249.584
4.08	Otros Gastos de Instituciones Descentralizadas	160.588.385
	TOTAL	27.148.022.097

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	19.921.884.285
- Transferencias Para Financiar Gastos Corrientes	12.641.249.584
Del Sector Público	12.641.249.584
De la Administración Central	12.641.249.584
- Recursos Ordinarios	9.041.249.584
- Gestión Fiscal	3.600.000.000
- Otros Ingresos Corrientes	7.280.634.701
- Ingresos por Aportes y Contribuciones	5.427.161.077
- Ingresos de la Propiedad	1.826.993.142
- Intereses	1.826.993.142
- Otros (Ingresos varios)	26.480.482
B. Gastos Corrientes	14.080.036.206
- Gastos de Consumo	1.438.786.622
Gastos de Personal	385.090.529
Materiales y Suministros	385.452.464
Servicios No Personales	507.655.244
Otros Gastos de Instituciones Descentralizadas	160.588.385
Depreciación y Amortización	121.689.698
Otros Gastos	38.898.687
- Otros Gastos Corrientes	12.641.249.584
- Transferencias	12.641.249.584
Transferencias Corrientes al Sector Privado	12.641.249.584
Fondo de Pensiones y Jubilaciones	12.641.249.584
C. Resultado Económico: Ahorro	5.841.848.079

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	5.963.537.777
- Desahorro en la Cuenta Corriente	5.841.848.079
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	121.689.698
B. Gastos de Capital	101.547.295
- Activos Reales	101.547.295
Adquisición de Maquinarias y demás Equipos	81.547.295
Otros Activos Reales	20.000.000
C. Resultado Financiero: Superávit	5.861.990.482
III. Cuenta Financiera	
A. Recursos Financieros	12.966.438.596
- Activos Financieros	7.104.448.114
Disminución de Caja y Bancos	174.226.893
Disminución de Otras Cuentas y Efectos a Cobrar	6.907.554.488
Disminución de Otros Activos no Circulantes	22.666.733
- Superávit Financiero	5.861.990.482
B. Aplicaciones Financieras	12.966.438.596
- Activos Financieros	12.802.659.771
Incremento de Otros Activos Circulantes	12.802.659.771
- Pasivos Financieros	163.778.825
Servicio de la Deuda Pública y Disminución de otros Pasivos	163.778.825
Disminución de Otras Cuentas y Efectos a Pagar	163.778.825

A0118

Fondo Nacional para Edificaciones Penitenciarias (FONEP)

FONDO NACIONAL PARA EDIFICACIONES PENITENCIARIAS (FONEP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Fondo Nacional para Edificaciones Penitenciarias dará continuidad al objetivo para el cual fue creado, el cual es promover a través de los recursos financieros el desarrollo de la infraestructura física penitenciaria del país; así como la dotación y mantenimiento de los servicios asistenciales, educacionales y otros de carácter formativo que operen en los centros penitenciarios del país.

La Institución presenta un presupuesto de ingresos por Bs. 8.175,8 millones, el cual será financiado con ingresos corrientes por Bs. 1.860,0 millones, incluidos Bs. 897,0 millones correspondientes al aporte del Ejecutivo Nacional a través del Ministerio del Interior y Justicia, y Bs. 963,0 millones de intereses por colocaciones bancarias.

Adicionalmente, se prevén recursos de capital por Bs. 1.504,7 millones, los cuales contienen Bs. 1.500,0 millones de aporte del Ejecutivo Nacional y Bs. 4,7 millones de ingresos propios, asimismo, se proyectan recursos financieros por Bs. 4.811,1 millones.

Los Gastos proyectados se componen en corrientes por Bs. 4.121,0 millones, dentro de los mismos se destacan los gastos de personal con Bs. 3.680,6 millones. De igual manera, se estiman Gastos de Capital por Bs. 1.300,0 millones y Aplicaciones Financieras por Bs. 2.754,8 millones.

El Fondo prevé la construcción de 1.191 metros cuadrados en la Penitenciaría General de Venezuela, ubicada en San Juan de los Morros Estado Guárico.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	1.860.025.000
- Transferencias para Financiar Gastos Corrientes	897.000.000
Del Sector Público	897.000.000
- Recursos Ordinarios	897.000.000
- Otros Ingresos Corrientes	963.025.000
Ingresos de la Propiedad	963.025.000
Recursos de Capital	1.504.690.000
- Transferencias para Financiar Gastos de Capital	1.500.000.000
Del Sector Público	1.500.000.000
- Recursos Ordinarios	1.500.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones Otras Reservas	4.690.000
Recursos Financieros	4.811.081.773
- Activos Financieros	4.811.081.773
Disminución de Caja y Bancos	4.811.081.773
TOTAL	8.175.796.773

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	4.121.045.893
- Gastos de Consumo	4.009.887.730
Gastos de Personal	3.680.562.730
Materiales y Suministros	44.320.000
Servicios No Personales	280.315.000
Otros Gastos de Instituciones Descentralizadas	4.690.000
Depreciación y Amortización	4.690.000
- Otros Gastos Corrientes	111.158.163
Transferencias	111.158.163
Transferencias Corrientes al Sector Privado	111.158.163
Gastos de Capital	1.300.000.000
- Activos Reales	1.295.000.000
Repuestos y Reparaciones Mayores	2.900.000
Adquisición de Maquinarias y demás Equipos	22.300.000
Obras de Infraestructura - Estudios y Proyectos	794.800.000
Otros Activos Reales	475.000.000
- Activos Intangibles	5.000.000
Aplicaciones Financieras	2.754.750.880
- Activos Financieros	204.690.000
Incremento de Otros Activos no Circulantes	204.690.000
- Pasivos Financieros	2.550.060.880
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.550.060.880
TOTAL	8.175.796.773

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Construcciones en la Penitenciaria General de Venezuela. San Juan de los Morros. Edo Guárico	M2	1.191

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	67	1.166.265.353
Directivo	6	190.324.770
Profesional y Técnico	23	533.689.335
Personal Administrativo	31	386.978.457
Obrero	7	55.272.791
Personal Contratado	3	57.600.000
Profesional y Técnico	3	57.600.000
TOTAL	70	1.223.865.353

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	2	8.002.578
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	1	7.094.304
IX	597.112 _ 647.112	5	37.285.176
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	3	27.659.892
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	9	93.958.334
XV	897.118 _ 947.118	17	187.095.651
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	26	807.496.627
	TOTAL	63	1.168.592.562

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	7	55.272.791
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	7	55.272.791

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	4	89.578.368
Jubilado	3	60.290.252
Pensionado	1	29.288.116
Obrero	2	21.579.795
Pensionado	2	21.579.795
TOTAL	6	111.158.163

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Promoción y Desarrollo de Nuevas Edificaciones Penitenciarias	8.175.796.773
	TOTAL	8.175.796.773

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.680.562.730
4.02	Materiales y Suministros	44.320.000
4.03	Servicios no Personales	280.315.000
4.04	Activos Reales	1.300.000.000
4.05	Activos Financieros	204.690.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	2.550.060.880
4.07	Transferencias	111.158.163
4.08	Otros Gastos de Instituciones Descentralizadas	4.690.000
	TOTAL	8.175.796.773

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	1.860.025.000
- Transferencias Para Financiar Gastos Corrientes	897.000.000
- Del Sector Público	897.000.000
De la Administración Central	897.000.000
- Recursos Ordinarios	897.000.000
- Otros Ingresos Corrientes	963.025.000
Ingresos de la Propiedad	963.025.000
Intereses por Dinero en Depósito	963.025.000
B. Gastos Corrientes	4.121.045.893
- Gastos de Consumo	4.009.887.730
Gastos de Personal	3.680.562.730
Materiales y Suministros	44.320.000
Servicios No Personales	280.315.000
Otros Gastos de Instituciones Descentralizadas	4.690.000
Depreciación y Amortización	4.690.000
- Otros Gastos Corrientes	111.158.163
Transferencias	111.158.163
Transferencias Corrientes al Sector Privado	111.158.163
C. Resultado Económico: Desahorro	(2.261.020.893)
II. Cuenta de Capital	
A. Recursos de Capital	(756.330.893)
- Desahorro en la Cuenta Corriente	(2.261.020.893)
- Transferencias para Financiar Gastos de Capital	1.500.000.000
Del Sector Público	1.500.000.000
- Recursos Ordinarios	1.500.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.690.000
B. Gastos de Capital	1.300.000.000
- Activos Reales	1.295.000.000
Repuestos y Reparaciones Mayores	2.900.000
Adquisición de Maquinarias y demás Equipos	22.300.000
Obras de Infraestructura	794.800.000
Otros Activos Reales	475.000.000
- Activos Intangibles	5.000.000
C. Resultado Financiero: Déficit	(2.056.330.893)
III. Cuenta Financiera	
A. Recursos Financieros	4.811.081.773
- Activos Financieros	4.811.081.773
Disminución de Caja y Bancos	4.811.081.773
B. Aplicaciones Financieras	4.811.081.773
- Activos Financieros	204.690.000
Incremento de Otros Activos no Circulantes	204.690.000
- Pasivos Financieros	2.550.060.880
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.550.060.880
- Déficit Financiero	(2.056.330.893)

Ministerio de la Producción y el Comercio

A0142

Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)

INSTITUTO PARA LA DEFENSA Y EDUCACIÓN DEL CONSUMIDOR Y DEL USUARIO (INDECU)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU), tiene como objetivo fundamental orientar, informar y educar a los consumidores sobre los derechos consagrados en la Ley de Protección al Consumidor y del Usuario y sus Reglamentos, así como dirimir controversias entre consumidores y proveedores y aplicar las sanciones a que hubiere lugar.

Con base a la filosofía de gestión definida en el plan estratégico 2001 – 2006, las acciones fundamentales del ente estarán dirigidas a:

- Fortalecimiento del Sistema Nacional de Protección al Consumidor (SNPC)

El Sistema Nacional de Protección al Consumidor es un mecanismo de consulta y elaboración de propuestas, conformado y organizado por las instancias que toman decisiones en materia de consumo. Su objetivo fundamental es el conformar una red nacional interinstitucional con participación de organismos gubernamentales y organizaciones no gubernamentales, principalmente las organizaciones de consumidores y usuarios en sus diferentes ámbitos y áreas funcionales de actuación (local, municipal, estadal, nacional), defender, informar y educar a los consumidores y usuarios del país, a través de acciones coordinadas previstas en la Ley de Protección al Consumidor y al Usuario (LPCU) y de acciones propuestas que puedan legitimarse.

- Defensa a Consumidores y Usuarios

La defensa a consumidores y usuarios constituye la esencia y propósito fundamental del Instituto. La Ley de Protección al Consumidor y al Usuario en el Capítulo I, Artículo 1, objeto y definiciones, establece: "Esta ley tiene por objeto la defensa, protección y salvaguarda de los derechos e intereses de los consumidores y usuarios. Su organización, educación, información y orientación; así como establecer los ilícitos y los procedimientos para la aplicación de las sanciones".

La acción de protección y defensa a consumidores y usuarios la ejerce el Instituto a nivel central a través de la Dirección de Inspección y Fiscalización, Sala de Conciliación y Arbitraje, Sala de Sustanciación. En el resto del país se ejerce en coordinación con las Oficinas Regionales y Municipales para la Atención, Defensa y Educación del Consumidor y del Usuario (OMDECU) y Juntas de Sustanciación Municipales.

- Promoción, Educación e Información

La educación e información al igual que la defensa a consumidores y usuarios, constituyen las acciones medulares en los planes y proyectos del Instituto. La orientación, información y educación tienen como norte la participación y organización de los consumidores, bajo la convicción de que es la mejor vía para garantizar su protección y la salvaguarda de sus derechos e intereses.

La participación y organización de la base no se declara, nace a partir de una conciencia colectiva de que las necesidades y dificultades sólo se pueden enfrentar organizadamente.

Para el ejercicio fiscal 2004, el presupuesto de gastos asciende a Bs. 8.318,0 millones, el cual será financiado con ingresos corrientes por la cantidad de Bs. 6.000,0 millones, que corresponden a recursos ordinarios y gestión fiscal; recursos de capital por Bs. 2.000,0 millones, provenientes de la Ley de Endeudamiento, destinados a ejecutar la ampliación del proyecto "Portal de Denuncias INDECU"; y disminución de caja y bancos por Bs. 318,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**6.000.000.000**
- Transferencias para Financiar Gastos Corrientes	6.000.000.000
Del Sector Público	6.000.000.000
Ministerio de la Producción y el Comercio	
.Recursos Ordinarios	3.000.000.000
.Gestión Fiscal	3.000.000.000
Recursos de Capital	**2.042.000.000**
- Transferencias para Financiar Gastos de Capital	2.000.000.000
Del Sector Público	2.000.000.000
Ministerio de la Producción y el Comercio	
.Programas y Proyectos	2.000.000.000
Portal de Denuncias INDECU	2.000.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	42.000.000
Recursos Financieros	**276.000.000**
- Activos Financieros	276.000.000
Disminución de Caja y Bancos	276.000.000
TOTAL	**8.318.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**5.785.257.414**
- Gastos de Consumo	5.556.873.027
Gastos de Personal	4.552.720.677
Materiales y Suministros	312.010.321
Servicios No Personales	650.142.029
Otros Gastos de Instituciones Descentralizadas	42.000.000
Depreciación y Amortización	42.000.000
- Otros Gastos Corrientes	228.384.387
Transferencias	228.384.387
Transferencias Corrientes al Sector Privado	228.384.387
Gastos de Capital	**2.214.742.586**
- Activos Reales	2.214.742.586
Adquisición de Maquinarias y Equipos	2.214.742.586
Aplicaciones Financieras	**318.000.000**
- Pasivos Financieros	318.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	80.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	15.000.000
Disminución de Otras Cuentas y Efectos a Pagar	223.000.000
TOTAL	**8.318.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Atender, procesar y resolver denuncias y reclamos de consumidores y usuarios a nivel nacional.	Usuario Atendido	20.000
Solucionar controversias a nivel nacional entre consumidores y proveedores, tanto en el sitio como en la sala.	Conciliación en Sitio	3.300
Realizar actividades educativas dirigidas a consumidores, usuarios, proveedores, funcionarios, docentes, estudiantes y organizaciones de la sociedad civil a nivel nacional.	Taller	80
Firmar convenios de apoyo técnico con las alcaldías.	Convenio	100
Propiciar y fortalecer la conformación de agrupaciones de consumidores a nivel nacional.	Asociación de Consumidores	200
Realizar jornadas de inspección rutinarias a nivel nacional.	Operativo	5.160
Monitorear el comportamiento de los precios de productos regulados por el Ejecutivo Nacional.	Estudio	52
Realizar Encuentros de Coordinadores Regionales, Congreso Nacional de Consumo y día Mundial del Consumidor.	Evento	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**210**	**1.338.974.786**
Directivo	11	168.696.099
Profesional y Técnico	68	578.666.558
Personal Administrativo	106	497.137.089
Obrero	25	94.475.040
TOTAL	**210**	**1.338.974.786**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	106	497.137.089
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114	68	578.666.558
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	11	168.696.099
	TOTAL	**185**	**1.244.499.746**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	25	94.475.040
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**25**	**94.475.040**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**21**	**108.467.590**
Jubilado	13	71.078.137
Pensionado	8	37.389.453
TOTAL	**21**	**108.467.590**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Coordinación Superior	4.763.416.950
02	Asesoría y Apoyo Legal al Consumidor	641.177.011
03	Promoción y Educación	2.913.406.039
	TOTAL	**8.318.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.552.720.677
4.02	Materiales y Suministros	312.010.321
4.03	Servicios No Personales	650.142.029
4.04	Activos Reales	2.214.742.586
4.06	Servicio de la Deuda Publica y Disminución de Otros Pasivos	318.000.000
4.07	Transferencias	228.384.387
4.08	Otros Gastos de Instituciones Descentralizadas	42.000.000
	TOTAL	**8.318.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.000.000.000**
- Transferencias Para Financiar Gastos Corrientes	6.000.000.000
Del Sector Público	6.000.000.000
Ministerio de la Producción y el Comercio	6.000.000.000
.Recursos Ordinarios	3.000.000.000
.Gestión Fiscal	3.000.000.000
B. Gastos Corrientes	**5.785.257.414**
- Gastos de Consumo	5.556.873.027
Gastos de Personal	4.552.720.677
Materiales y Suministros	312.010.321
Servicios No Personales	650.142.029
Otros Gastos de Instituciones Descentralizadas	42.000.000
Depreciación y Amortización	42.000.000
- Otros Gastos Corrientes	228.384.387
Transferencias Corrientes al Sector Privado	228.384.387
Jubilados y Pensionados	228.384.387
C. Resultado Económico: Ahorro	**214.742.586**
II. Cuenta de Capital	
A. Recursos de Capital	**2.256.742.586**
- Ahorro en la Cuenta Corriente	214.742.586
- Transferencias Para Financiar Gastos de Capital	2.000.000.000
Del Sector Público	2.000.000.000
Ministerio de la Producción y el Comercio	
.Programas y Proyectos	2.000.000.000
Portal de Denuncias INDECU	2.000.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	42.000.000
B. Gastos de Capital	**2.214.742.586**
- Activos Reales	2.214.742.586
Adquisición de Maquinarias y demás Equipos	2.214.742.586
C. Resultado Financiero: Superávit	**42.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**318.000.000**
- Activos Financieros	276.000.000
Disminución de Caja y Bancos	276.000.000
- Superávit Financiero	42.000.000
B. Aplicaciones Financieras	**318.000.000**
- Pasivos Financieros	318.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	80.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	15.000.000
Disminución de Otras Cuentas y Efectos a Pagar	223.000.000

A0205

Servicio Autónomo Nacional de Normalización,
Calidad, Metrología y Reglamentos Técnicos
(SENCAMER)

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (SENCAMER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La operación del Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER), será financiada por las tasas, precios y tarifas que serán cobradas por la prestación de los servicios de metrología, reglamentos técnicos y conformidad con normas; sin embargo, los proyectos especiales de actualización de tecnologías y de inversión en infraestructura y equipos pasa los laboratorios nacionales de metrología, serán financiados con recursos provenientes del Ministerio de la Producción y el Comercio vía transferencias de capital y corrientes.

Atendiendo a la política de nacionalización y reducción del gasto que lleva a cabo el Ejecutivo Nacional, no se contemplaron incrementos de recursos para los servicios que auxilian o apoyan a la producción básica e institucional. Sin embargo, dentro de las actividades de apoyo se encuentran asignados recursos para la ejecución del proyecto de SENCAMER virtual y para el proyecto de implantación den Sistema de Calidad en los Laboratorios Nacionales de Metrologla y de SENCAMER, en general.

Para el año 2004, dentro de la política de cobertura de los servicios a prestar por SENCAMR, se contempla una desconcentración de las actividades a nivel nacional, a través de la ejecución del Programa de Servicios de Reglamentaciones Técnicas, Metrología y conformidad con normas en regiones. Igualmente, se contempla la implementación de un sistema de inscripción vía electrónica que permitirá un mayor acercamiento de los usuarios con el servicio. También se contempla para el año 2004, una ampliación de los servicios implementando la implementación de cursos en el área de reglamentaciones técnicas y conformidad con normas tanto a nivel central como en el interior del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**11.772.934.810**
- Ingresos por Actividades Propias	9.025.225.410
Venta de Servicios	2.357.599.000
Ingresos no Tributarios	6.667.626.410
- Otros Ingresos Corrientes	2.747.709.400
Ingresos de la Propiedad	45.600.000
Otros	2.702.109.400
Recursos de Capital	**3.994.480.000**
- Transferencias para Financiar Gastos de Capital	3.993.400.000
Sector Público	3.993.400.000
Ministerio de la Producción y el Comercio	3.993.400.000
-Recursos Ordinarios	30.265.190
-Programas y Proyectos	3.963.134.810
Acondicionamiento de la Planta Física de la Oficina Regional de Maracaibo	100.000.000
PYMES del Conocimiento	755.734.810
Implantación del Sistema de Calidad y Gestión Ambiental en las PYMES	707.400.000
Construcción y Equipamiento de los Laboratorios Nacionales de Metrología	2.000.000.000
Promoción y Difusión del Servicio de SENCAMER	400.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

- Incremento de la Depreciación Acumulada, Previsiones y Otras Reservas	1.080.000
Recursos Financieros	**56.443.670**
- Activos Financieros	
Disminución de Caja y Bancos	56.443.670
TOTAL	**15.823.858.480**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**10.429.693.880**
- Gastos de Consumo	10.423.693.880
Gastos de Personal	6.400.204.680
Materiales y Suministros	609.686.000
Servicios No Personales	3.407.923.200
Otros Gastos de Instituciones Descentralizadas	5.880.000
Depreciación y Amortización	1.080.000
Otros	4.800.000
- Otros Gastos Corrientes	6.000.000
Transferencias	6.000.000
Transferencias Corrientes al Sector Privado	6.000.000
Gastos de Capital	**5.366.564.600**
- Activos Reales	5.144.564.600
Repuestos y Reparaciones Mayores	30.000.000
Adquisición de Maquinarias y demás Equipos	905.601.600
Adquisición de Equipos de Transporte, Tracción y Elevación	111.600.000
Obras de Infraestructura - Estudios y Proyectos	2.696.203.000
Otros Activos Reales	1.401.160.000
- Activos Intangibles	222.000.000
Aplicaciones Financieras	**27.600.000**
- Pasivos Financieros	27.600.000
Disminución de Otras Cuentas y Efectos a Pagar	27.600.000
TOTAL	**15.823.858.480**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Verificaciones	Verificación	3.134.021
Aprobaciones de Modelo	Aprobación	154
Calibraciones	Calibración	13.262
Fiscalizaciones	Fiscalización	84.450
Inspecciones a Reglamentos Técnicos y Normas Covenin	Inspección	4.735
Consultas Técnicas	Informe	2.040
Productos Sometidos a Reglamentos Técnicos	Constancia	6.478

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**367**	**3.150.100.000**
Directivo	18	404.572.000
Profesional y Técnico	245	2.086.429.000
Personal Administrativo	75	525.959.000
Obrero	29	133.140.000
Personal Contratado	**15**	**72.900.000**
Profesional y Técnico	15	72.900.000
TOTAL	**382**	**3.223.000.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	15	72.900.000
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	75	525.959.000
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	245	2.086.429.000
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	18	404.572.000
	TOTAL	**353**	**3.089.860.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	29	133.140.000
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**29**	**133.140.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	6.495.781.600
02	Servicios de Metrologia Legal e Industrial	4.144.391.000
03	Servicios de Acreditación	159.203.880
04	Servicios de Normas y Reglamentos Técnicos	879.367.000
05	Servicios de Reglamentos Técnicos, Metrología y Conformidad con Normas en Regiones	2.663.675.000
06	Servicios de Asistencia Técnica a las Pymes	1.480.360.000
99	Partidas No Asignables a Programas	1.080.000
	TOTAL	**15.823.858.480**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	6.400.204.680
4.02	Materiales y Suministros	609.686.000
4.03	Servicios No Personales	3.407.923.200
4.04	Activos Reales	5.366.564.600
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	27.600.000
4.07	Transferencias	6.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	5.880.000
	TOTAL	**15.823.858.480**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.772.934.810**
- Ingresos por Actividades Propias	9.025.225.410
Venta de Servicios	2.357.599.000
Venta de Servicios Principales	2.357.599.000
Ingresos no Tributarios	6.667.626.410
Derechos de Contraste, Verificación y Estudio	6.667.626.410
- Otros Ingresos Corrientes	2.747.709.400
Ingresos de la Propiedad	45.600.000
Intereses por Dinero en Depósito	21.600.000
Otros Ingresos de la Propiedad	24.000.000
Rentas Inmobiliarias	24.000.000
Otros	2.702.109.400
Venta de Bienes y Servicios	272.123.800
Otros Ingresos de Operación	2.429.985.600
B. Gastos Corrientes	**10.429.693.880**
- Gastos de Consumo	10.423.693.880
Gastos de Personal	6.400.204.680
Materiales y Suministros	609.686.000
Servicios No Personales	3.407.923.200
Otros Gastos de Instituciones Descentralizadas	5.880.000
Depreciación y Amortización	1.080.000
Otros	4.800.000
Intereses	4.800.000
- Otros Gastos Corrientes	6.000.000
Transferencias	6.000.000
Transferencias Corrientes al Sector Privado	6.000.000
Jubilados	6.000.000
C. Resultado Económico: Ahorro	**1.343.240.930**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**5.337.720.930**
- Ahorro en la Cuenta Corriente	1.343.240.930
Incremento de la Depreciación Acumulada, Previsiones y Otras Reservas	1.080.000
- Transferencias para Financiar Gastos de Capital	3.993.400.000
Ministerio de la Producción y el Comercio	
.Recursos Ordinarios	30.265.190
.Programas y Proyectos	3.963.134.810
Acondicionamiento de la Planta Física de la Oficina Regional de Maracaibo	100.000.000
PYMES del Conocimiento	755.734.810
Implantación del Sistema de Calidad y Gestión Ambiental en las PYMES	707.400.000
Construcción y Equipamiento de los Laboratorios Nacionales de Metrología	2.000.000.000
Promoción y Difusión del Servicio de SENCAMER	400.000.000
A. Gastos de Capital	**5.366.564.600**
- Activos Reales	5.144.564.600
Repuestos y Reparaciones Mayores	30.000.000
Adquisición de Maquinarias y demás Equipos	905.601.600
Adquisición de Equipos de Transporte, Tracción y Elevación	111.600.000
Obras de Infraestructura	2.696.203.000
Otros Activos Reales	1.401.160.000
- Activos Intangibles	222.000.000
C. Resultado Financiero: Déficit	**(28.843.670)**
III. Cuenta Financiera	
A. Recursos Financieros	**56.443.670**
- Activos Financieros	56.443.670
Disminución de Caja y Bancos	56.443.670
B. Aplicaciones Financieras	**56.443.670**
- Pasivos Financieros	27.600.000
Disminución de Otras Cuentas y Efectos a Pagar	27.600.000
- Déficit Financiero	28.843.670

A0211

Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)

INSTITUTO AUTÓNOMO FONDO NACIONAL DE PROMOCIÓN Y CAPACITACIÓN PARA LA PARTICIPACIÓN TURÍSTICA (INATUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR), tiene como objetivo principal ejecutar la política de divulgación, publicidad y promoción nacional e internacional, tanto de sus actividades como de los atractivos y ofertas turísticas, desarrollar los planes en materia de capacitación, formación y desarrollo de los recursos humanos del sector turístico nacional, mantener actualizado el registro turístico nacional en el cual deben inscribirse las personas naturales o jurídicas dedicadas a la prestación de este servicio.

Para el Ejercicio fiscal 2004, el Instituto tiene un presupuesto de gastos que asciende a Bs. 29.097,8 millones, y será financiado con transferencias del Ministerio de la Producción y el Comercio por Bs. 4.725,9 millones, ingresos propios por Bs. 16.635,8 millones; recursos de capital (incremento de la depreciación y amortización acumulada) por Bs. 715,4 y recursos financieros por Bs. 7.020,7 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**17.361.769.800**
- Transferencias para Financiar Gastos Corrientes	725.926.400
Del Sector Público	725.926.400
Ministerio de la Producción y el Comercio	725.926.400
.Gestión Fiscal (Convenio de Cooperación)	725.926.400
- Otros Ingresos Corrientes	16.635.843.400
Ingresos de la Propiedad	15.635.843.400
Otros	1.000.000.000
Recursos de Capital	**4.715.423.071**
- Transferencias para Financiar Gastos de Capital	4.000.000.000
Del Sector Público	4.000.000.000
Ministerio de la Producción y el Comercio	4.000.000.000
.Gestión Fiscal	2.500.000.000
.Programas y Proyectos	1.500.000.000
Campaña Promocional	1.000.000.000
Sensibilización y Capacitación para la Participación Turística	500.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	715.423.071
Recursos Financieros	**7.020.676.013**
- Activos Financieros	7.020.676.013
Disminución de Caja y Bancos	4.320.676.013
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.700.000.000
TOTAL	**29.097.868.884**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**24.491.768.884**
- Gastos de Consumo	16.119.164.884
Gastos de Personal	2.942.824.916
Materiales y Suministros	339.847.680
Servicios No Personales	12.121.069.217
Otros Gastos de Instituciones Descentralizadas	715.423.071
Depreciación y Amortización	715.423.071
- Otros Gastos Corrientes	8.372.604.000
Transferencias	8.372.604.000
Transferencias Corrientes al Sector Privado	21.500.000
Transferencias Corrientes al Sector Público	413.000.000
Otras Transferencias	7.938.104.000
Gastos de Capital	**3.706.100.000**
- Activos Reales	3.485.250.000
Repuestos y Reparaciones Mayores	18.500.000
Adquisición de Maquinarias y demás Equipos	1.109.600.000
Adquisición de Equipos de Transporte, Tracción y Elevación	150.000.000
Otros Activos Reales	2.207.150.000
- Activos Intangibles	220.850.000
Aplicaciones Financieras	**900.000.000**
- Pasivos Financieros	900.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	17.000.000
Disminución de Otras Cuentas y Efectos a Pagar	883.000.000
TOTAL	**29.097.868.884**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Aplicar a nivel nacional los instrumentos para la detección nacional de necesidades de formación, capacitación y sensibilización turística	Centro Poblado	24
Taller de capacitación para el fortalecimiento de la superestructura turística de las semillas representativas de los polos de desarrollo del plan estratégico nacional de sensibilización turística	Taller	18
Planificar y desarrollar el congreso nacional de turismo	Congreso Nacional	1
Elaborar y crear banco de imágenes fotográfico	Unidad	100
Campaña promocional nacional e internacional	Campaña	4
Campaña de publicidad en cooperación	Campaña	4
Participar en eventos y ferias nacionales e internacionales	Evento	20
Participación en proyectos nacionales e internacionales de promoción	Proyecto	130
Convenio de cooperación sobre formación turística	Convenio	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**98**	**962.837.729**
Directivo	10	211.525.248
Profesional y Técnico	65	642.189.087
Personal Administrativo	11	66.423.823
Obrero	12	42.699.571
Personal Contratado	**67**	**140.280.000**
Empleado	67	140.280.000
TOTAL	**165**	**1.103.117.729**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	60	111.930.000
II	247.105 _ 297.105		
III	297.106 _ 347.106	7	28.350.000
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	11	66.423.823
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	65	642.189.087
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	10	211.525.248
	TOTAL	**153**	**1.060.418.158**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	12	42.699.571
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**12**	**42.699.571**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Programa Central de Apoyo	14.859.806.297
02	Capacitación y Formación	4.042.987.840
03	Promoción y Mercadeo	9.469.148.347
04	Convenio de Cooperación	725.926.400
	TOTAL	**29.097.868.884**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.942.824.916
4.02	Materiales y Suministros	339.847.680
4.03	Servicio No Personales	12.121.069.217
4.04	Activos Reales	3.706.100.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	900.000.000
4.07	Transferencias	8.372.604.000
4.08	Otros Gastos de Instituciones Descentralizadas	715.423.071
	TOTAL	**29.097.868.884**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.361.769.800**
- Transferencias para Financiar Gastos Corrientes	725.926.400
Del Sector Público	725.926.400
Ministerio de la Producción y el Comercio	725.926.400
.Gestión Fiscal (Convenio de Cooperación)	725.926.400
- Otros Ingresos Corrientes	16.635.843.400
Ingresos de la Propiedad	15.635.843.400
Intereses por Dinero en Depósito	4.639.643.400
Otros Ingresos de la Propiedad	10.996.200.000
Otras Contribuciones Especiales	10.996.200.000
Otros	1.000.000.000
Otros Ingresos por Operaciones	1.000.000.000
B. Gastos Corrientes	**24.491.768.884**
- Gastos de Consumo	16.119.164.884
Gastos de Personal	2.942.824.916
Materiales y Suministros	339.847.680
Servicios No Personales	12.121.069.217
Otros Gastos de Instituciones Descentralizadas	715.423.071
Depreciación y Amortización	715.423.071
- Otros Gastos Corrientes	8.372.604.000
Transferencias	8.372.604.000
Transferencias Corrientes al Sector Privado	21.500.000
Otros Subsidios Sociales al Sector Privado	5.000.000
Donaciones a Personas	5.000.000
Transferencias Corrientes al Sector Privado (Universidades)	5.000.000
Otros Subsidios Económicos al Sector Privado	6.500.000
Transferencias Corrientes al Sector Público	413.000.000
Transferencias Cttes. Otros Org.del Sector Público	400.000.000
Transferencias Corrientes a Entes Descentralizados	13.000.000
Otras Transferencias	7.938.104.000
Transferencias Corrientes Diversas	7.938.104.000
C. Resultado Económico: Desahorro	**(7.129.999.084)**
II. Cuenta de Capital	
A. Recursos de Capital	**(2.414.576.013)**
- Desahorro en la Cuenta Corriente	(7.129.999.084)
- Transferencias para Financiar Gastos de Capital	4.000.000.000
Del Sector Público	4.000.000.000
Ministerio de la Producción y el Comercio	4.000.000.000
.Gestión Fiscal	2.500.000.000
.Programas y Proyectos	1.500.000.000
Campaña Promocional	1.000.000.000
Sensibilización y Capacitación para la Participación Turística	500.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	715.423.071

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**3.706.100.000**
- Activos Reales	3.485.250.000
Repuestos y Reparaciones Mayores	18.500.000
Adquisición de Maquinarias y demás Equipos	1.109.600.000
Adquisición de Equipos de Transporte, Tracción y Elevación	150.000.000
Otros Activos Reales	2.207.150.000
- Activos Intangibles	220.850.000
C. Resultado Financiero: Déficit	**(6.120.676.013)**
III. Cuenta Financiera	
A. Recursos Financieros	**7.020.676.013**
- Activos Financieros	7.020.676.013
Disminución de Caja y Bancos	4.320.676.013
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.700.000.000
B. Aplicaciones Financieras	**7.020.676.013**
- Pasivos Financieros	900.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	17.000.000
Disminución de Otras Cuentas y Efectos a Pagar	883.000.000
- Déficit Financiero	6.120.676.013

A0663
Instituto Nacional de Hipódromos
(INH)

INSTITUTO NACIONAL DE HIPÓDROMOS (INH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Hipódromos es el organismo encargado del fomento y mejora de las razas equinas, en este sentido planificará y organizará todas las actividades relacionadas con el espectáculo hípico, así como hacer cumplir el reglamento de carreras, mantener el control de salubridad e inspección veterinaria de los ejemplares que participan en las pruebas públicas.

El ente para el año 2004 tiene un presupuesto de gastos que asciende a Bs. 231.175,9 millones y será financiado con ingresos propios Bs. 230.493,7 millones y recursos financieros por Bs. 682,2 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**230.493.702.879**
- Ingresos por Actividades Propias	230.493.702.879
Venta de Servicios	230.493.702.879
Recursos Financieros	**682.176.478**
- Activos Financieros	28.622.525
Disminución de Caja y Bancos	28.622.525
- Pasivos Financieros	653.553.953
Incremento de Cuentas a Pagar	653.553.953
TOTAL	**231.175.879.357**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**222.649.406.370**
- Gastos de Consumo	216.623.006.555
Gastos de Personal	49.459.204.787
Materiales y Suministros	4.769.399.645
Servicios No Personales	13.699.662.975
Otros Gastos de Instituciones Descentralizadas	148.694.739.148
Otros	148.694.739.148
- Otros Gastos Corrientes	6.026.399.815
Transferencias	6.026.399.815
Transferencias Corrientes al Sector Privado	6.026.399.815
Gastos de Capital	**5.219.657.463**
- Activos Reales	4.253.357.463
Repuestos y Reparaciones Mayores	956.296.600
Adquisición de Maquinarias y demás Equipos	1.313.254.263
Adquisición de Equipos de Transporte, Tracción y Elevación	1.060.600.000
Obras de Infraestructura - Estudios y Proyectos	20.000.000
Conservaciones Ampliaciones y Mejoras	50.000.000
Otros Activos Reales	853.206.600
- Activos Intangibles	966.300.000
Aplicaciones Financieras	**3.306.815.524**
- Activos Financieros	28.622.524
Adquisición de Otras Inversiones Financieras	28.622.524
- Pasivos Financieros	3.278.193.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.639.553.953
Disminución de Cuentas y Efectos a Pagar a Contratistas	126.677.987
Disminución de Cuentas a Pagar por Retenciones Laborales	1.511.961.060
TOTAL	**231.175.879.357**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Ingresos por Administración	Bolívares	54.213.702.879
Contratos de Servicios	Contrato	7
Reparación de Pista	Bolívares	700.790.000
Ingresos por Juegos	Bolívares	176.280.000.000
Ingresos por Actividad Hípica	Bolívares	809.658.000
Programación de Carreras	Carrera	3.830
Dividendos	Bolívares	91.205.299.356
Impuestos	Bolívares	14.592.847.897
Premios	Bolívares	32.061.806.400
Comisiones	Bolívares	8.569.969.946
Comisión a Empresa	Bolívares	2.264.815.549
Ayudas a Personas	Bolívares	140.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1.602**	**11.132.913.455**
Directivo	85	1.377.177.628
Profesional y Técnico	543	5.522.859.598
Personal Administrativo	226	1.782.322.833
Personal Médico	9	123.940.420
Obrero	739	2.326.612.976
TOTAL	**1.602**	**11.132.913.455**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	226	1.782.322.833
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	543	5.522.859.598
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	94	1.501.118.048
	TOTAL	**863**	**8.806.300.479**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	660	1.957.063.680
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	72	322.236.032
V	397.108 _ 447.108	2	9.982.548
VI	447.109 _ 497.109	2	11.221.560
VII	497.110 _ 547.110	1	6.164.418
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	1	8.423.154
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	1	11.521.584
XVII	997.120 Y MAS		
	TOTAL	**739**	**2.326.612.976**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**421**	**1.243.728.192**
Jubilado	313	896.978.022
Pensionado	108	346.750.170
Obreros	**808**	**2.520.794.002**
Jubilado	510	1.503.485.842
Pensionado	298	1.017.308.160
TOTAL	**1.229**	**3.764.522.194**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	53.729.264.873
02	Actividades Hípicas	82.341.504.647
03	Hipódromo de Valencia	57.131.527.731
04	Hipódromo de Santa Rita	36.020.959.582
05	Espectáculos, Cultura, Deporte y Bienestar Social	224.000.000
99	Partidas no Asignables a Programas	1.728.622.524
	TOTAL	**231.175.879.357**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	49.459.204.787
4.02	Materiales y Suministros	4.769.399.645
4.03	Servicios no Personales	13.699.662.975
4.04	Activos Reales	5.219.657.463
4.05	Activos Financieros	28.622.524
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.278.193.000
4.07	Transferencias	6.026.399.815
4.08	Otros Gastos de Instituciones Descentralizadas	148.694.739.148
	TOTAL	**231.175.879.357**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**230.493.702.879**
- Ingresos por Actividades Propias	230.493.702.879
Venta de Servicios	230.493.702.879
Ingresos por Juegos	176.280.000.000
Ingresos por Administración	54.213.702.879
B. Gastos Corrientes	**222.649.406.370**
- Gastos de Consumo	216.623.006.555
Gastos de Personal	49.459.204.787
Materiales y Suministros	4.769.399.645
Servicios No Personales	13.699.662.975
Otros Gastos de Instituciones Descentralizadas	148.694.739.148
Descuentos, bonificaciones y devoluciones	134.101.891.251
Impuestos pagos directos	14.592.847.897
- Otros Gastos Corrientes	6.026.399.815
Transferencias	6.026.399.815
Transferencias Corrientes al Sector Privado	6.026.399.815
Transferencias corrientes internas	6.026.399.815
C. Resultado Económico: Ahorro	**7.844.296.509**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**7.844.296.509**
- Ahorro en la Cuenta Corriente	7.844.296.509
B. Gastos de Capital	**5.219.657.463**
- Activos Reales	4.253.357.463
Repuestos y Reparaciones Mayores	956.296.600
Adquisición de Maquinarias y demás Equipos	1.313.254.263
Adquisición de Equipos de Transporte, Tracción y Elevación	1.060.600.000
Obras de Infraestructura	20.000.000
Conservaciones Ampliaciones y Mejoras	50.000.000
Otros Activos Reales	853.206.600
- Activos Intangibles	966.300.000
C. Resultado Financiero: Superávit	**2.624.639.046**
III. Cuenta Financiera	
A. Recursos Financieros	**3.306.815.524**
- Activos Financieros	28.622.525
Disminución de Caja y Bancos	28.622.525
- Pasivos Financieros	653.553.953
Incremento de Cuentas a Pagar	653.553.953
- Superávit Financiero	2.624.639.046
B. Aplicaciones Financieras	**3.306.815.524**
- Activos Financieros	28.622.524
Adquisición de Otras Inversiones Financieras	28.622.524
- Pasivos Financieros	3.278.193.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.639.553.953
Disminución de Cuentas y Efectos a Pagar a Contratistas	126.677.987
Disminución de Cuentas a Pagar por Retenciones Laborales	1.511.961.060

A0828

Servicio Autónomo de la Propiedad Intelectual (SAPI)

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (SAPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo de la Propiedad Intelectual (SAPI), tiene por objeto el diseño, planificación, coordinación y ejecución de las actividades relacionadas con la propiedad intelectual.

Para el ejercicio fiscal 2004 el ente realizará esfuerzos para la obtención de los ingresos propios a través de la venta de sus servicios a personas naturales y jurídicas, estimados sobre la base de las tarifas vigentes.

El presupuesto de gastos para el año 2004 asciende a Bs. 8.235,2 millones, y será financiado con ingresos propios Bs. 7.194,9 millones, transferencias del Ministerio de la Producción y el Comercio por Bs. 943,9 millones, que corresponden al Convenio de Cooperación, e incrementos de pasivos por Bs. 44,4 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**7.755.253.065**
- Transferencias para Financiar Gastos Corrientes	560.385.065
Del Sector Público	560.385.065
Ministerio de la Producción y el Comercio	
.Gestión Fiscal (Convenio de Cooperación)	560.385.065
- Ingresos por Actividades Propias	4.118.097.400
Venta de Servicios	1.143.349.400
Ingresos no Tributarios	2.974.748.000
- Otros Ingresos Corrientes	3.076.770.600
Ingresos de la Propiedad	576.770.600
Otros	2.500.000.000
Recursos de Capital	**435.550.000**
- Transferencias para Financiar Gastos de Capital	383.550.000
Del Sector Público	383.550.000
Ministerio de la Producción y el Comercio	
.Gestión Fiscal (Convenio de Cooperación)	383.550.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.000.000
Recursos Financieros	**44.422.000**
- Pasivos Financieros	44.422.000
Incremento de Pasivos no Circulantes	44.422.000
TOTAL	**8.235.225.065**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**7.206.253.065**
- Gastos de Consumo	7.161.831.065
Gastos de Personal	4.678.737.000
Materiales y Suministros	227.797.177
Servicios No Personales	2.198.296.888
Otros Gastos de Instituciones Descentralizadas	57.000.000
Depreciación y Amortización	52.000.000
Otros	5.000.000
- Otros Gastos Corrientes	44.422.000
Transferencias	44.422.000
Transferencias Corrientes al Sector Privado	44.422.000
Gastos de Capital	**882.550.000**
- Activos Reales	681.293.647
Adquisición de Maquinarias y demás Equipos	651.293.647
Conservaciones, Ampliaciones y Mejoras	10.000.000
Otros Activos Reales	20.000.000
- Activos Intangibles	201.256.353
Aplicaciones Financieras	**146.422.000**
- Activos Financieros	96.422.000
Incremento de Caja y Bancos	96.422.000
- Pasivos Financieros	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	30.000.000
TOTAL	**8.235.225.065**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Solicitudes de marcas	Solicitud	18.500
Certificados de marcas	Certificado	12.580
Otras tasas de marcas	Tasa	16.483
Patentes	Patente	1.500
Certificados de patentes	Certificado	1.050
Otras tasas de patentes	Tasa	11.202
Otros derechos de firmas	Derecho	4.166
Certificados de derechos de autor	Certificado	337
Otras tasas de derechos de autor	Tasa	46

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**153**	**1.557.639.235**
Directivo	15	274.048.791
Profesional y Técnico	87	1.019.363.626
Personal Administrativo	51	264.226.818
Personal Contratado	**25**	**150.000.000**
Obrero	25	150.000.000
TOTAL	**178**	**1.707.639.235**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.810.844
II	247.105 _ 297.105	5	16.130.100
III	297.106 _ 347.106	3	11.652.672
IV	347.107 _ 397.107	13	57.983.498
V	397.108 _ 447.108	8	41.328.073
VI	447.109 _ 497.109	17	98.915.209
VII	497.110 _ 547.110	7	43.021.982
VIII	547.111 _ 597.111	2	14.101.884
IX	597.112 _ 647.112	5	36.783.368
X	647.113 _ 697.113	6	48.329.837
XI	697.114 _ 747.114	2	17.027.495
XII	747.115 _ 797.115	14	128.441.896
XIII	797.116 _ 847.116	5	49.935.676
XIV	847.117 _ 897.117	1	10.467.114
XV	897.118 _ 947.118	14	155.887.283
XVI	947.119 _ 997.119	3	35.659.215
XVII	997.120 Y MAS	47	789.163.089
	TOTAL	**153**	**1.557.639.235**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	25	150.000.000
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**25**	**150.000.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2004	Presupuesto 2004
Empleados	3	**40.421.584**
Jubilado	1	14.508.393
Pensionado	2	25.913.191
TOTAL	3	**40.421.584**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Sistema de Propiedad Intelectual	7.239.290.000
02	Convenio Integral de Cooperación	943.935.065
99	Partidas No Asignables a Programas	52.000.000
	TOTAL	**8.235.225.065**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.678.737.000
4.02	Materiales y Suministros	227.797.177
4.03	Servicios no Personales	2.198.296.888
4.04	Activos Reales	882.550.000
4.05	Activos Financieros	96.422.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
4.07	Transferencias	44.422.000
4.08	Otros Gastos de Instituciones Descentralizadas	57.000.000
	TOTAL	**8.235.225.065**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.755.253.065**
- Transferencias Para Financiar Gastos Corrientes	560.385.065
Del Sector Público	560.385.065
Ministerio de la Producción y el Comercio	
.Gestión Fiscal (Convenio de Cooperación)	560.385.065
- Ingresos por Actividades Propias	4.118.097.400
Venta de Servicios	1.143.349.400
Ingresos No Tributarios	2.974.748.000
Tasas Ley Timbre Fiscal 75%	2.974.748.000
- Otros Ingresos Corrientes	3.076.770.600
Ingresos de la Propiedad	576.770.600
Intereses por Dinero en Depósito	450.000.000
Otros Ingresos de la Propiedad	126.770.600
Diversos	45.000.000
Derecho de Autor	81.770.600
Otros	2.500.000.000
B. Gastos Corrientes	**7.206.253.065**
- Gastos de Consumo	7.161.831.065
Gastos de Personal	4.678.737.000
Materiales y Suministros	227.797.177
Servicios No Personales	2.198.296.888
Otros Gastos de Instituciones Descentralizadas	57.000.000
Depreciación y Amortización	52.000.000
Otros	5.000.000
- Otros Gastos Corrientes	44.422.000
Transferencias	44.422.000
Transferencias Corrientes al Sector Privado	44.422.000
Organización Mundial de Propiedad Intelectual (OMPI)	44.422.000
C. Resultado Económico: Ahorro	**549.000.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**984.550.000**
- Ahorro en la Cuenta Corriente	549.000.000
- Transferencias para Financiar Gastos de Capital	383.550.000
Del Sector Público	383.550.000
Ministerio de la Producción y el Comercio	
.Gestión Fiscal (Convenio de Cooperación)	383.550.000
Convenio Integral de Cooperación	383.550.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.000.000
B. Gastos de Capital	**882.550.000**
- Activos Reales	681.293.647
Adquisición de Maquinarias y demás Equipos	651.293.647
Conservaciones, Ampliaciones y Mejoras	10.000.000
Otros Activos Reales	20.000.000
- Activos Intangibles	201.256.353
C. Resultado Financiero: Superávit	**102.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**146.422.000**
- Pasivos Financieros	44.422.000
Incremento de Pasivos no Circulantes	44.422.000
- Superávit Financiero	102.000.000
B. Aplicaciones Financieras	**146.422.000**
-.Activos Financieros	96.422.000
Incremento de Caja y Bancos	96.422.000
- Pasivos Financieros	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	30.000.000

A0846
Instituto Nacional para el Desarrollo de la Pequeña y Mediana Industria (INAPYMI)

INSTITUTO NACIONAL PARA EL DESARROLLO DE LA PEQUEÑA Y MEDIANA INDUSTRIA (INAPYMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El instituto Nacional para el Desarrollo de la Pequeña y Mediana Industria (INAPYMI), de acuerdo con las atribuciones y competencias que le son propias, contempladas en la Ley para la Promoción y Desarrollo de la Pequeña y Mediana Industria, publicada en la Gaceta Oficial N° 5.552 Extraordinaria, de fecha 12.11.2001, tiene previsto para el ejercicio fiscal 2004 la ejecución de actividades que permitan garantizar el apoyo, fomento, promoción, recuperación y desarrollo de las PYMI's como factor fundamental de la dinámica productiva del país.

Dentro de estas actividades se encuentra el financiamiento directo a las pequeñas industrias en áreas como: capital de trabajo, activo fijos, reestructuración de deudas y nuevos proyectos. Como mecanismo para lograr el mejoramiento de los niveles de calidad, productividad y competitividad de estas industrias, asimismo se dará asistencia técnica integral no financiera directamente a través de empresas consultoras inscritas en el Registro Nacional de Consultores, en aspectos tales como elaboración de proyectos, planes de negocios, estudios de mercado y de oportunidades de inversión, mejoramiento competitivo y programas de calidad, entre otros.

También se activarán importante esfuerzos a nivel nacional para coordinar el acondicionamiento y reactivación de los parques industriales existentes, así como el diseño, construcción y puesta a punto de nuevos establecimientos de este tipo. Igualmente, se tiene previsto el desarrollo y ejecución de programas especiales de capacitación y adiestramiento, dirigidos al personal de las pequeñas y medianas industrias en el área de gestión empresarial, finanzas, producción, mercadeo y ventas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**7.316.627.933**
- Transferencias para Financiar Gastos Corrientes	1.200.000.000
Del Sector Público	1.200.000.000
Ministerio de la Producción y el Comercio	1.200.000.000
Recursos Ordinarios	300.000.000
Gestión Fiscal	900.000.000
- Otros Ingresos Corrientes	6.116.627.933
Ingresos de la Propiedad	2.141.627.933
Otros	3.975.000.000
Recursos de Capital	**8.013.405.190**
- Venta de Activos Fijos	100.000.000
- Transferencias para Financiar Gastos de Capital	7.913.405.190
Del Sector Público	7.913.405.190
Ministerio de la Producción y el Comercio	7.913.405.190
Programas y Proyectos	7.913.405.190
Financiamiento Directo a la Pequeña y Mediana Industria	5.500.000.000
Censo Económico (Registro de Unidades Económicas)	2.413.405.190
Recursos Financieros	**58.226.298.279**
- Activos Financieros	58.226.298.279
Disminución de Caja y Bancos	23.530.082.277
Recuperación de Préstamos	4.696.216.002
Cuentas por Cobrar al Ejecutivo Nacional	30.000.000.000
TOTAL	**73.556.331.402**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**11.725.744.490**
- Gastos de Consumo	11.317.338.205
Gastos de Personal	6.264.279.206
Materiales y Suministros	282.819.999
Servicios No Personales	4.425.988.000
Otros Gastos de Instituciones Descentralizadas	344.251.000
Depreciación y Amortización	344.251.000
- Otros Gastos Corrientes	408.406.285
Transferencias	408.406.285
Transferencias Corrientes al Sector Privado	408.406.285
Gastos de Capital	**3.117.181.722**
- Activos Reales	3.117.181.722
Adquisición de Maquinarias y demás Equipos	1.600.000.000
Obras de Infraestructura - Estudios y Proyectos	1.492.181.722
Otros Activos Reales	25.000.000
Aplicaciones Financieras	**58.713.405.190**
- Activos Financieros	57.913.405.190
Concesión de Préstamos	57.913.405.190
- Pasivos Financieros	800.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	800.000.000
TOTAL	**73.556.331.402**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Financiar a las Industrias	Crédito Otorgado	570

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**82**	**1.589.305.550**
Directivo	12	505.020.964
Profesional y Técnico	44	913.143.732
Personal Administrativo	9	85.450.619
Obrero	17	85.690.235
Personal Fijo a Tiempo Parcial	**2**	**12.000.000**
Obrero	2	12.000.000
Personal Contratado	**46**	**548.057.616**
Empleado	46	548.057.616
TOTAL	**130**	**2.149.363.166**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	2	7.200.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108	1	5.285.796
VI	447.109 __ 497.109	2	11.382.528
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	1	7.493.208
X	647.113 __ 697.113		
XI	697.114 __ 747.114	3	25.393.728
XII	747.115 __ 797.115	5	47.215.968
XIII	797.116 __ 847.116	2	19.323.168
XIV	847.117 __ 897.117	1	10.200.000
XV	897.118 __ 947.118	1	11.098.812
XVI	947.119 __ 997.119	2	23.120.256
XVII	997.120 Y MAS	91	1.883.959.467
	TOTAL	**111**	**2.051.672.931**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	17	85.690.235
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	2	12.000.000
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**19**	**97.690.235**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**10**	**408.406.285**
Jubilado	10	408.406.285
TOTAL	**10**	**408.406.285**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	6.257.513.001
02	Promoción y Desarrollo Industrial	8.248.382.345
03	Financiamiento	59.050.436.056
	TOTAL	**73.556.331.402**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	6.264.279.206
4.02	Materiales y Suministros	282.819.999
4.03	Servicios no Personales	4.425.988.000
4.04	Activos Reales	3.117.181.722
4.05	Activos Financieros	57.913.405.190
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	800.000.000
4.07	Transferencias	408.406.285
4.08	Otros Gastos de Instituciones Descentralizadas	344.251.000
	TOTAL	**73.556.331.402**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.316.627.933**
- Transferencias Para Financiar Gastos Corrientes	1.200.000.000
Del Sector Público	1.200.000.000
Ministerio de la Producción y el Comercio	1.200.000.000
Recursos Ordinarios	300.000.000
Gestión Fiscal	900.000.000
- Otros Ingresos Corrientes	6.116.627.933
Ingresos de la Propiedad	2.141.627.933
Intereses por Dinero en Depósito	467.500.005
Otros Ingresos de la Propiedad	1.674.127.928
Intereses por Préstamos Concedidos	782.003.928
Utilidad en Venta de Activo Fijo	892.124.000
Otros	3.975.000.000
Convenio INAPYMI - BANDES	3.600.000.000
Fideicomiso Inapymi - Bandes (Fábrica de Fábrica)	375.000.000
B. Gastos Corrientes	**11.725.744.490**
- Gastos de Operación	11.317.338.205
Gastos de Personal	6.264.279.206
Materiales y Suministros	282.819.999
Servicios No Personales	4.425.988.000
Otros Gastos de Instituciones Descentralizadas	344.251.000
Depreciación y Amortización	344.251.000
- Otros Gastos Corrientes	408.406.285
Transferencias	408.406.285
Transferencias Corrientes al Sector Privado	408.406.285
Transferencias corrientes al sector privado	408.406.285
C. Resultado Económico: Desahorro	**(4.409.116.557)**
II. Cuenta de Capital	
A. Recursos de Capital	**3.604.288.633**
- Desahorro en la Cuenta Corriente	(4.409.116.557)
- Venta de Activos Fijos	100.000.000
- Transferencias para Financiar Gastos de Capital	7.913.405.190
Del Sector Público	7.913.405.190
Ministerio de Producción y el Comercio	7.913.405.190
Financiamiento Directo a la Pequeña y Mediana Industria	5.500.000.000
Censo Económico (Registro de Unidades Económicas)	2.413.405.190
B. Gastos de Capital	**3.117.181.722**
- Activos Reales	3.117.181.722
Adquisición de Maquinarias y demás Equipos	1.600.000.000
Obras de Infraestructura	1.492.181.722
Otros Activos Reales	25.000.000
C. Resultado Financiero: Superávit	**487.106.911**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**58.713.405.190**
- Activos Financieros	58.226.298.279
Disminución de Caja y Bancos	23.530.082.277
Recuperación de Préstamos	4.696.216.002
Cuentas por Cobrar al Ejecutivo Nacional	30.000.000.000
- Superávit Financiero	487.106.911
B. Aplicaciones Financieras	**58.713.405.190**
- Activos Financieros	57.913.405.190
Concesión de Préstamos	57.913.405.190
- Pasivos Financieros	800.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	800.000.000

A0908
Servicio Nacional de Contrataciones
(SENACON)

SERVICIO NACIONAL DE CONTRATACIONES (SENACON)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Nacional de Contrataciones (SENACON), fue creado con el objetivo de mantener el registro nacional de contratistas, registrar y organizar las programaciones de compras del Estado, y de este modo poder proveer información adecuada a los entes públicos y privados.

Los servicios a prestar por SENACON, corresponden a la necesidad que tienen los contratistas del Estado de tener un registro eficiente, lógico y oportuno que avale su solvencia legal; financiera y técnica, que agilicen los procesos de adjudicación, mantenga una información adecuada y oportuna de las demandas del estado venezolano, clasificada por renglón, por entidad demandante, geográficamente y monto de dichas demandas, y fundamentalmente apoyar la ruedas de negociación productos del Plan Excepcional, para favorecer a la pequeña industrias y cooperativas, y por ende al desarrollo armónico de la oferta que atenderá los requerimientos de la demanda de bienes, obras y servicios del estado venezolano.

El presupuesto para el año 2004 asciende a Bs. 4.103,9 millones, el cual será financiado con recursos propios Bs. 3.340,4 millones, que permitirá atender el 82,68% de los requerimientos presupuestarios; transferencias del Ministerio de la Producción y el Comercio Bs. 700,0 millones; recursos de capital Bs. 3,5 millones y recursos financieros Bs. 60,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**4.040.382.400**
- Transferencias para Financiar Gastos Corrientes	700.000.000
Del Sector Público	700.000.000
Ministerio de la Producción y el Comercio	
.Recursos Ordinarios	700.000.000
- Ingresos por Actividades Propias	3.340.382.400
Venta de Servicios	3.340.382.400
Recursos de Capital	**3.482.400**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.482.400
Recursos Financieros	**60.048.718**
- Activos Financieros	107.385
Disminución de Otras Cuentas y Efectos a Cobrar	107.385
- Pasivos Financieros	59.941.333
Incremento de Cuentas a Pagar	59.941.333
TOTAL	**4.103.913.518**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.770.474.642**
- Gastos de Consumo	3.770.474.642
Gastos de Personal	2.655.885.367
Materiales y Suministros	183.324.000
Servicios No Personales	867.734.157
Otros Gastos de Instituciones Descentralizadas	63.531.118
Depreciación y Amortización	3.482.400
Descuento sobre Ventas	60.048.718
Gastos de Capital	**269.907.758**
- Activos Reales	169.907.758
Adquisición de Maquinarias y demás Equipos	145.907.758
Otros Activos Reales	24.000.000
- Activos Intangibles	100.000.000
Aplicaciones Financieras	**63.531.118**
- Activos Financieros	63.531.118
Incremento de Caja y Bancos	63.531.118
TOTAL	**4.103.913.518**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Registro de empresas	Certificado	19.800
Actualizaciones de registro de contratista	Certificado	1.980
Programas de compras de entes públicos sujetos a la Ley de Licitaciones	Programa	140
Sumario de entes públicos sujetos a la Ley de Licitaciones	Sumario	560
Copias certificadas	Copia	11.150
Servicios de inducción al sistema	Servicio	772
Ventas de manuales	Manual	220
Cursos de licitación	Participante	100
Cursos de registro nacional de contratista	Participante	110

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**72**	**924.070.967**
Directivo	6	135.480.812
Profesional y Técnico	46	679.585.667
Personal Administrativo	10	57.835.413
Obrero	10	51.169.075
Personal Contratado	**10**	**120.000.000**
Empleado	10	120.000.000
TOTAL	**82**	**1.044.070.967**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	4	12.000.000
III	297.106 _ 347.106		
IV	347.107 _ 397.107	3	13.673.443
V	397.108 _ 447.108	1	5.024.974
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	6	39.136.996
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	2	15.903.613
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	2	19.634.085
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	14	152.709.702
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	40	734.819.079
	TOTAL	**72**	**992.901.892**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	10	51.169.075
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**10**	**51.169.075**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Nacional de Contrataciones	4.040.382.400
99	Partidas No Asignables a Programas	63.531.118
	TOTAL	**4.103.913.518**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.655.885.367
4.02	Materiales y Suministros	183.324.000
4.03	Servicios no Personales	867.734.157
4.04	Activos Reales	269.907.758
4.05	Activos Financieros	63.531.118
4.08	Otros Gastos de Instituciones Descentralizadas	63.531.118
	TOTAL	**4.103.913.518**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.040.382.400**
- Transferencias Para Financiar Gastos Corrientes	700.000.000
Del Sector Público	700.000.000
Ministerio de la Producción y el Comercio	
.Recursos Ordinarios	700.000.000
- Ingresos por Actividades Propias	3.340.382.400
Venta de Servicios	3.340.382.400
Servicio del Registro de Contratista	3.134.017.200
Servicio del Registro de las Compras del Estado	165.993.000
Cursos y Talleres	40.372.200
B. Gastos Corrientes	**3.770.474.642**
- Gastos de Consumo	3.770.474.642
Gastos de Personal	2.655.885.367
Materiales y Suministros	183.324.000
Servicios No Personales	867.734.157
Otros Gastos de Instituciones Descentralizadas	63.531.118
Depreciación y Amortización	3.482.400
Descuento sobre Ventas	60.048.718
C. Resultado Económico: Ahorro	**269.907.758**
II. Cuenta de Capital	
A. Recursos de Capital	**273.390.158**
- Ahorro en la Cuenta Corriente	269.907.758
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.482.400
B. Gastos de Capital	**269.907.758**
- Activos Reales	169.907.758
Adquisición de Maquinarias y demás Equipos	145.907.758
Otros Activos Reales	24.000.000
- Activos Intangibles	100.000.000
C. Resultado Financiero: Superávit	**3.482.400**
III. Cuenta Financiera	
A. Recursos Financieros	**63.531.118**
- Activos Financieros	107.385
Disminución de Otras Cuentas y Efectos a Cobrar	107.385
- Pasivos Financieros	59.941.333
Incremento de Cuentas a Pagar	59.941.333
- Superávit Financiero	3.482.400
B. Aplicaciones Financieras	**63.531.118**
- Activos Financieros	63.531.118
Incremento de Caja y Bancos	63.531.118

A0927

Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLÓGICA (FONDOIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN) tiene por objetivo, promover a nivel nacional el manejo más eficiente, la sustitución y erradicación del consumo de las sustancias agotadoras de la capa de ozono a escala industrial, comercial y doméstica.

La fuente de financiamiento para el funcionamiento del Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN) en el año 2004, proviene como en otros años del Fondo Multilateral para la aplicación del Protocolo de Montreal, asistencia que es canalizada a través de las agencias ejecutoras del Fondo Multilateral: el Programa de las Naciones Unidas para el Desarrollo (PNUD), la Organización de las Naciones Unidas para el Desarrollo Industrial (ONUDI) y el Banco Mundial. Los recursos son aprobados por el Comité Ejecutivo del Fondo Multilateral, con base a los proyectos presentados por FONDOIN en nombre de la República Bolivariana de Venezuela. Adicionalmente para este año existe una nueva fuente de ingresos proveniente del Ministerio de la Producción y el Comercio por Bs. 1.085,0 millones.

El presupuesto de gastos del ente asciende a Bs. 1.525,3 millones orientados al logro de los objetivos del programa de reconversión industrial, tecnológico y comercial, para la sustitución gradual del consumo de las sustancias agotadoras de la capa de ozono y la recuperación y regeneración de SAO.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**455.392.000**
- Transferencias para Financiar Gastos Corrientes	455.392.000
Del Sector Privado	23.500.000
Del Sector Público	84.960.000
Ministerio de la Producción y el Comercio	
.Gestión Fiscal (Convenio de Cooperación)	84.960.000
Del Sector Externo	346.932.000
Recursos de Capital	**1.000.100.000**
- Transferencias para Financiar Gastos de Capital	1.000.000.000
Del Sector Público	1.000.000.000
Ministerio de la Producción y el Comercio	1.000.000.000
.Programas y Proyectos	
Fortalecimiento de las Capacidades Institucionales de FONDOIN	1.000.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	100.000
Recursos Financieros	**69.832.864**
- Activos Financieros	867.100
Disminución de Caja y Bancos	342.100
Disminución de Cuentas a Cobrar	525.000
- Pasivos Financieros	68.965.764
Incremento de Cuentas a Pagar	68.965.764
TOTAL	**1.525.324.864**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**455.834.100**
- Gastos de Consumo	455.834.100
Gastos de Personal	309.369.100
Materiales y Suministros	11.105.000
Servicios No Personales	135.260.000
Otros Gastos de Instituciones Descentralizadas	100.000
Depreciación y Amortización	100.000
Gastos de Capital	**1.000.000.000**
- Activos Reales	1.000.000.000
Estudios y Proyectos Para Inversión en Activo Fijo	1.000.000.000
Aplicaciones Financieras	**69.490.764**
- Pasivos Financieros	69.490.764
Disminución de Otros Pasivos Circulantes	69.490.764
TOTAL	**1.525.324.864**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Reconversión industrial para eliminar el consumo de SAO, en sectores de espuma y refrigeración.	Empresa Reconvertida	23
Gestión de apoyo para complementar la eliminación del consumo de SAO.	Recuperación de SAO en Tn.	1
Programa de desarrollo y de transformación de tecnologías incrementadas en los sectores industriales, así como la actualización tecnológica y ambiental.	Nuevos Recuperadores de SAO	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**9**	**155.193.063**
Directivo	1	41.289.012
Profesional y Técnico	5	66.091.104
Personal Administrativo	3	47.812.947
TOTAL	**9**	**155.193.063**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	1	3.801.336
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	1	5.430.480
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	1	7.180.691
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	6	138.780.556
	TOTAL	**9**	**155.193.063**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Reconversión Industrial, Tecnológica y Comercial para la Eliminación del Consumo de las Sustancias Agotadoras de la Capa de Ozono	1.455.834.100
99	Partidas No Asignables a Programas	69.490.764
	TOTAL	**1.525.324.864**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	309.369.100
4.02	Materiales y Suministros	11.105.000
4.03	Servicios No Personales	135.260.000
4.04	Activos Reales	1.000.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	69.490.764
4.08	Otros Gastos de Instituciones Descentralizadas	100.000
	TOTAL	**1.525.324.864**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**455.392.000**
- Transferencias Para Financiar Gastos Corrientes	455.392.000
Del Sector Privado	23.500.000
Del Sector Público	84.960.000
Ministerio de la Producción y el Comercio	
.Gestión Fiscal (Convenio de Cooperación)	84.960.000
Del Sector Externo	346.932.000
De Organismos Internacionales	346.932.000
B. Gastos Corrientes	**455.834.100**
- Gastos de Consumo	455.834.100
Gastos de Personal	309.369.100
Materiales y Suministros	11.105.000
Servicios No Personales	135.260.000
Otros Gastos de Instituciones Descentralizadas	100.000
Depreciación y Amortización	100.000
C. Resultado Económico: Desahorro	**(442.100)**
II. Cuenta de Capital	
A. Recursos de Capital	**999.657.900**
- Desahorro en la Cuenta Corriente	(442.100)
- Transferencias para Financiar Gastos de Capital	1.000.000.000
Del Sector Publico	1.000.000.000
Ministerio de la Producción y el Comercio	
.Programas y Proyectos	1.000.000.000
Fortalecimiento de las Capacidades Institucionales de FONDOIN	1.000.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	100.000
B. Gastos de Capital	**1.000.000.000**
- Activos Reales	1.000.000.000
Estudios y Proyectos para Inversión en Activo Fijo	1.000.000.000
C. Resultado Financiero: Déficit	**(342.100)**
III. Cuenta Financiera	
A. Recursos Financieros	**69.832.864**
- Activos Financieros	867.100
Disminución de Caja y Bancos	342.100
Disminución de Cuentas a Cobrar	525.000
- Pasivos Financieros	68.965.764
Incremento de Cuentas a Pagar	68.965.764
B. Aplicaciones Financieras	**69.832.864**
- Pasivos Financieros	69.490.764
Disminución de Otros Pasivos Circulantes	69.490.764
- Déficit Financiero	342.100

A0943
Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

COLEGIO UNIVERSITARIO HOTEL ESCUELA DE LOS ANDES VENEZOLANOS (CUHELAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV), tiene como objetivo la formación de técnicos superiores en las áreas de Hotelería y Servicios de la Hospitalidad en Venezuela, quienes van a desempeñarse activamente en el sector turístico y hotelero nacional e internacional.

El presupuesto de gastos del CUHELAV para el año 2004, alcanza la cantidad de Bs. 1.899,5 millones y será financiado con transferencias del Sector Público por Bs. 1.500,0 millones, proveniente del Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR), Bs. 349,5 millones de ingresos propios y Bs. 50,0 millones de recursos de capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.849.540.000**
- Transferencias para Financiar Gastos Corrientes	1.500.000.000
Del Sector Público	1.500.000.000
Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	1.500.000.000
- Ingresos por Actividades Propias	349.540.000
Venta de Servicios	349.540.000
Recursos de Capital	**50.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	50.000.000
TOTAL	**1.899.540.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.431.652.000**
- Gastos de Consumo	1.431.652.000
Gastos de Personal	975.452.000
Materiales y Suministros	153.550.000
Servicios No Personales	252.650.000
Otros Gastos de Instituciones Descentralizadas	50.000.000
Depreciación y Amortización	50.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos de Capital	**406.000.000**
- Activos Reales	389.000.000
Repuestos y Reparaciones Mayores	17.000.000
Adquisición de Maquinarias y demás Equipos	252.000.000
Conservaciones, Ampliaciones y Mejoras	120.000.000
- Activos Intangibles	17.000.000
Aplicaciones Financieras	**61.888.000**
- Activos Financieros	16.652.910
Incremento de Caja y Bancos	16.652.910
- Pasivos Financieros	45.235.090
Disminución de Cuentas y Efectos a Pagar a Proveedores	33.717.137
Disminución de Cuentas a Pagar por Retenciones Laborales	3.839.318
Disminución de Otras Cuentas y Efectos a Pagar	7.678.635
TOTAL	**1.899.540.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula atendida	Alumno	180
Promoción nuevos estudiantes	Alumno	64
Evaluar el personal docente	Concurso	47
Capacitar al personal con curso de mejoramiento y actualización	Curso	20
Desarrollar la plataforma tecnológica de la institución	Red	1
Publicar trabajos de investigación	Publicación	12
Adiestrar a estudiantes y a la comunidad	Curso	12
Realizar programas de turismo educativo estudiantil	Paquete	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**10**	**181.298.753**
Directivo	2	56.437.708
Profesional y Técnico	4	47.157.911
Personal Docente	4	77.703.134
Personal Contratado	**62**	**251.558.346**
Empleado	52	216.870.125
Obrero	10	34.688.221
TOTAL	**72**	**432.857.099**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	19	34.722.323
II	247.105 _ 297.105	6	19.730.471
III	297.106 _ 347.106	2	7.583.388
IV	347.107 _ 397.107	7	30.864.288
V	397.108 _ 447.108	2	10.011.816
VI	447.109 _ 497.109	1	5.511.480
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	11	74.385.096
IX	597.112 _ 647.112	2	15.106.728
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	2	18.948.216
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	1	11.080.476
XVI	947.119 _ 997.119	2	23.586.084
XVII	997.120 Y MAS	7	146.638.512
	TOTAL	**62**	**398.168.878**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	9	29.952.373
III	297.106 _ 347.106		
IV	347.107 _ 397.107	1	4.735.848
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**10**	**34.688.221**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales y de Apoyo	647.020.000
02	Apoyo a los Programas de Administración Hotelera	1.123.020.000
03	Investigación y Extensión	79.500.000
99	Partidas No Asignables a Programas	50.000.000
	TOTAL	**1.899.540.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	975.452.000
4.02	Materiales y Suministros	153.550.000
4.03	Servicios No Personales	252.650.000
4.04	Activos Reales	406.000.000
4.05	Activos Financieros	16.652.910
4.06	Servicio de la Deuda Publica y Disminución de Otros Pasivos	45.235.090
4.08	Otros Gastos de Instituciones Descentralizadas	50.000.000
	TOTAL	**1.899.540.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.849.540.000**
- Transferencias para Financiar Gastos Corrientes	1.500.000.000
Del Sector Público	1.500.000.000
Instituto Autónomo Fondo Nacional de Promoción y Capacitación para la Participación Turística (INATUR)	1.500.000.000
- Ingresos por Actividades Propias	349.540.000
Venta de Servicios	349.540.000
Venta de Servicios Principales	349.540.000
B. Gastos Corrientes	**1.431.652.000**
- Gastos de Consumo	1.431.652.000
Gastos de Personal	975.452.000
Materiales y Suministros	153.550.000
Servicios No Personales	252.650.000
Otros Gastos de Instituciones Descentralizadas	50.000.000
Depreciación y Amortización	50.000.000
C. Resultado Económico: Ahorro	**417.888.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**467.888.000**
- Ahorro en la Cuenta Corriente	417.888.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	50.000.000
B. Gastos de Capital	**406.000.000**
- Activos Reales	389.000.000
Repuestos y Reparaciones Mayores	17.000.000
Adquisición de Maquinarias y demás Equipos	252.000.000
Conservaciones, Ampliaciones y Mejoras	120.000.000
- Activos Intangibles	17.000.000
C. Resultado Financiero: Superávit	**61.888.000**
III. Cuenta Financiera	
A. Recursos Financieros	**61.888.000**
- Superávit Financiero	61.888.000
B. Aplicaciones Financieras	**61.888.000**
- Activos Financieros	16.652.910
Incremento de Caja y Bancos	16.652.910
- Pasivos Financieros	45.235.090
Disminución de Cuentas y Efectos a Pagar a Proveedores	33.717.137
Disminución de Cuentas a Pagar por Retenciones Laborales	3.839.318
Disminución de Otras Cuentas y Efectos a Pagar	7.678.635

Ministerio de Infraestructura

A0071

Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)

SERVICIO AUTÓNOMO PROGRAMA NACIONAL DE VIVIENDA RURAL (SAVIR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR), tiene como objetivo fundamental, dirigir, administrar, ejecutar y coordinar la promoción y desarrollo del programa de vivienda rural, acueductos y cloacas en áreas rurales y otras zonas que ameriten la implementación de planes especiales de desarrollo urbano, todo ello en concordancia con la política habitacional impartida por el Ejecutivo Nacional.

El Servicio Autónomo Programa Nacional de Vivienda Rural, para el presente ejercicio fiscal ha estimado un proyecto de presupuesto por la cantidad de Bs.118.736,6 millones para atender el costo de operación necesario para la ejecución de las obras de infraestructura rural, el cual incluye el aporte del Consejo Nacional de la Vivienda (CONAVI), por concepto de manejo de la Ley de Política Habitacional, la cual asciende a Bs. 10.150,0 millones, que le permitirá concretar la construcción de obras de infraestructura.

El Servicio Autónomo de Vivienda Rural tiene previsto la construcción de 8.000 viviendas rurales, para atender a igual número de familias y una población de 48.000 habitantes. Igualmente se ha programado la construcción y el reacondicionamiento de obras de Acueductos y Cloacas Rurales requeridas para dotar a las viviendas de los servicios básicos de agua y disposición de excretas, a fin de disminuir los índices de morbilidad y mortalidad del sector rural del país. Estas obras serán ejecutadas con los recursos asignados por el Consejo Nacional de la Vivienda, a través de la Ley de Política Habitacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	24.406.000.000
- Transferencias para Financiar Gastos Corrientes	24.406.000.000
Ministerio de Infraestructura	14.256.000.000
- Recursos Ordinarios	14.256.000.000
Consejo Nacional de la Vivienda (CONAVI)	10.150.000.000
Recursos de Capital	82.442.400
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	82.442.400
Recursos Financieros	94.248.119.962
- Activos Financieros	94.248.119.962
Disminución de Caja y Bancos	15.868.892.766
Disminución de Cuentas a Cobrar	74.379.227.196
Disminución de Activos no Circulantes	4.000.000.000
Otros	4.000.000.000
TOTAL	118.736.562.362

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	29.916.617.330
- Gastos de Consumo	29.876.617.330
Gastos de Personal	27.775.138.089
Materiales y Suministros	760.930.480
Servicios No Personales	1.258.106.361
Otros Gastos de Instituciones Descentralizadas	82.442.400
Depreciación y Amortización	82.442.400
- Otros Gastos Corrientes	40.000.000
Transferencias	40.000.000
Transferencias Asociación Mundial de la Vivienda	40.000.000
Gastos de Capital	1.050.000.000
- Activos Reales	1.050.000.000
Repuestos y Reparaciones Mayores	88.296.000
Adquisición de Maquinarias y demás Equipos	37.440.000
Adquisición de Equipos de Transporte, Tracción y Elevación	392.304.000
Conservaciones Ampliaciones y Mejoras	109.200.000
Otros Activos Reales	422.760.000
Aplicaciones Financieras	87.769.945.032
- Pasivos Financieros	87.769.945.032
Servicio de la Deuda Pública y Disminución de otros Pasivos	87.769.945.032
Disminución de Otras Cuentas y Efectos a Pagar	87.769.945.032
TOTAL	118.736.562.362

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Construcción de Viviendas	Vivienda	8.000
Pozos a Perforar	Pozo	35
Construcción y Ampliación de Acueductos Rurales	Obra	30
Reacondicionamiento de Acueductos Rurales	Reacondicionar	32
Construcción Sistema de Tratamiento	Obra	15
Construcción de Estanques	Obra	10
Construcción Sistema de Captación	Obra	3
Construcción de Redes Cloacales	Obra	27
Construcción Sistemas de Tratamiento	Obra	9
Empotramientos Básicos	Localidad	8
Reacondicionamiento Redes y Sistemas	Reacondicionar	34

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	2.265	9.014.155.140
Directivo	3	27.725.803
Profesional y Técnico	390	1.752.482.531
Personal Administrativo	964	4.332.547.886
Obrero	908	2.901.398.920
TOTAL	2.265	9.014.155.140

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	962	3.529.291.914
IV	347.107 __ 397.107	80	334.130.797
V	397.108 __ 447.108	34	162.398.600
VI	447.109 __ 497.109	54	294.188.400
VII	497.110 __ 547.110	57	340.691.100
VIII	547.111 __ 597.111	27	178.460.947
IX	597.112 __ 647.112	29	209.032.890
X	647.113 __ 697.113	30	248.814.362
XI	697.114 __ 747.114	23	198.830.858
XII	747.115 __ 797.115	18	168.789.897
XIII	797.116 __ 847.116	13	124.984.537
XIV	847.117 __ 897.117	14	142.697.009
XV	897.118 __ 947.118	10	108.653.388
XVI	947.119 __ 997.119	6	71.791.521
XVII	997.120 Y MAS		
	TOTAL	1.357	6.112.756.220

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	908	2.901.398.920
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	908	2.901.398.920

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección, Apoyo y Asesoría del Servicio Autónomo	35.706.678.390.
02	Vivienda Rural	41.514.941.986
03	Acueductos Rurales	23.722.823.992
04	Cloacas Rurales	17.792.117.994
	TOTAL	118.736.562.362

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	27.775.138.089
4.02	Materiales y Suministros	760.930.480
4.03	Servicios no Personales	1.258.106.361
4.04	Activos Reales	1.050.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	87.769.945.032
4.07	Transferencias	40.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	82.442.400
	TOTAL	118.736.562.362

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	24.406.000.000
- Transferencias Para Financiar Gastos Corrientes	24.406.000.000
Ministerio de Infraestructura	14.256.000.000
- Recursos Ordinarios	14.256.000.000
Consejo Nacional de la Vivienda (CONAVI)	10.150.000.000
B. Gastos Corrientes	29.916.617.330
- Gastos de Consumo	29.876.617.330
Gastos de Personal	27.775.138.089
Materiales y Suministros	760.930.480
Servicios No Personales	1.258.106.361
Otros Gastos de Instituciones Descentralizadas	82.442.400
Depreciación y Amortización	82.442.400
- Otros Gastos Corrientes	40.000.000
Transferencias	40.000.000
Transferencias Corrientes al Sector Público	40.000.000
Asociación Mundial de la Vivienda	40.000.000
C. Resultado Económico: Desahorro	(5.510.617.330)

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

II. Cuenta de Capital	
A. Recursos de Capital	(5.428.174.930)
- Desahorro en la Cuenta Corriente	(5.510.617.330)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	82.442.400
B. Gastos de Capital	1.050.000.000
- Activos Reales	1.050.000.000
Repuestos y Reparaciones Mayores	88.296.000
Adquisición de Maquinarias y demás Equipos	37.440.000
Adquisición de Equipos de Transporte, Tracción y Elevación	392.304.000
Conservaciones Ampliaciones y Mejoras	109.200.000
Otros Activos Reales	422.760.000
C. Resultado Financiero: Déficit	(6.478.174.930)
III. Cuenta Financiera	
A. Recursos Financieros	94.248.119.962
- Activos Financieros	94.248.119.962
Disminución de Caja y Bancos	15.868.892.766
Disminución de Cuentas a Cobrar	74.379.227.196
Disminución de Otros Activos no Circulantes	4.000.000.000
Otros	4.000.000.000
B. Aplicaciones Financieras	94.248.119.962
- Pasivos Financieros	87.769.945.032
Servicio de la Deuda Pública y Disminución de otros Pasivos	87.769.945.032
Disminución de Otras Cuentas y Efectos a Pagar	87.769.945.032
- Déficit Financiero	6.478.174.930

A0326
Fundación para el Desarrollo de la Comunidad
y Fomento Municipal (FUNDACOMUN)

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN), avanzará en el año 2004, en su misión de contribución al desarrollo institucional y elevar la organización y capacidad de gestión de los Gobiernos Municipales, estimular la consolidación de las organizaciones de la comunidad para la participación como agentes dinamizadores del desarrollo local, impulsando la acción coordinada entre el Gobierno Nacional, Regional y Local, con el propósito de mejorar la calidad de vida de la población.

En este sentido, la acción de FUNDACOMUN, se concreta en la consecución de proyectos de gran impacto económico y social, orientado hacia un nuevo modelo de gestión municipal; así como la formulación de propuestas dirigidas a la atención y solución de problemas que afectan a la comunidad, impulsando la participación de éstas en el diseño, ejecución y evaluación de las políticas e inversión pública para el logro del desarrollo local sustentable.

Es por ello, que la programación de la Institución para el año 2004 contempla proyectos de acción para la Asistencia Técnica Municipal y la ejecución de obras de mejoramiento urbano, a ser desarrollados por los programas de la Dirección Superior, Dirección de Desarrollo Municipal y la Dirección de Desarrollo Comunal.

De igual forma, es importante señalar que el Proyecto de Presupuesto de la Institución para el año 2004, está ajustado a los recursos asignados por el Ejecutivo Nacional, el cual asciende a la cantidad de Bs. 105.291,0 millones, que permitirán la ejecución de metas programas en materia de Mejoramiento Urbano de Barrios de Caracas y del Interior del país, así como la Asistencia Técnica a los Municipios y Desarrollo de las Comunidades.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	43.359.788.333
- Transferencias para Financiar Gastos Corrientes	41.812.340.565
Ministerio de Infraestructura	13.545.500.000
- Recursos Ordinarios	13.545.500.000
Aporte del Consejo Nacional de la Vivienda (CONAVI)	28.266.840.565
- Ingresos por Actividades Propias	846.447.768
Venta de Servicios	846.447.768
- Otros Ingresos Corrientes	701.000.000
Ingresos de la Propiedad	701.000.000
Recursos de Capital	21.109.600.000
- Transferencias para Financiar Gastos de Capital	20.935.600.000
Ministerio de Infraestructura	20.935.600.000
Recursos Provenientes de la Ley de Endeudamiento	20.935.600.000
Programas y Proyectos	20.935.600.000
Promueba Caracas (CAMEBA)	20.935.600.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	174.000.000
Recursos Financieros	40.821.618.325
- Activos Financieros	40.821.618.325
Disminución de Caja y Bancos	3.237.000.521
Disminución de Cuentas a Cobrar	1.200.000.000
Disminución de Efectos a Cobrar a Corto Plazo	1.988.964.384
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	34.395.653.420
TOTAL	105.291.006.658

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	48.043.063.238
- Gastos de Consumo	45.203.733.238
Gastos de Personal	17.449.432.429
Materiales y Suministros	12.065.922.838
Servicios No Personales	15.514.377.971
Otros Gastos de Instituciones Descentralizadas	174.000.000
Depreciación y Amortización	174.000.000
- Otros Gastos Corrientes	2.839.330.000
Transferencias	2.839.330.000
Transferencias Corrientes al Sector Privado	2.277.330.000
Transferencias Corrientes al Sector Público	562.000.000
Gastos de Capital	56.062.443.420
- Activos Reales	47.228.308.360
Repuestos y Reparaciones Mayores	60.700.000
Adquisición de Maquinarias y demás Equipos	366.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	210.000.000
Obras de Infraestructura - Estudios y Proyectos	44.604.634.940
Estudios y Proyectos Para Inversión en Activo Fijo	1.657.653.420
Conservaciones Ampliaciones y Mejoras	142.000.000
Otros Activos Reales	187.320.000
- Activos Intangibles	79.750.000
- Gastos Capitalizables	8.754.385.060
Gastos de Personal	1.899.601.120
Materiales y Suministros	302.221.000
Servicios no Personales	6.552.562.940
Aplicaciones Financieras	1.185.500.000
- Pasivos Financieros	1.185.500.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.185.500.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	85.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	1.100.500.000
TOTAL	105.291.006.658

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Obras de Mejoramiento Urbano en la Vega, Petare Norte y Estado Vargas	Obra	38
Construcción de Viviendas por Sustitución y Reasentamiento	Vivienda	250
Inspección de Obras	Inspección	45
Proyectos de Obras Civiles	Proyecto	18
Construcción de Casas Comunales	Casa	4
Acompañamiento Social	Programa	3
Regularización de Tenencia de la Tierra	Título	4.000
Realización de Estudios y Proyectos de Factibilidad	Proyecto	12
Construcción de Obras de Urbanismo	Obra	12
Creación de Unidad de Manejo de Proyectos	Proyecto	1
Realización de Diagnósticos y Anteproyectos en Servicios de Residuos Sólidos	Ordenanza	10
Apoyo Técnico a Instituciones Públicas en Prestación de Servicios de Residuos Sólidos	Taller	19
Realización de Diagnósticos y Anteproyectos en Servicios de Residuos Sólidos	Proyecto	25
Capacitación en Catastro Integral	Taller	24
Preparación de Agendas Estratégicas de Desarrollo Local	Agenda	7
Realización de Talleres Sobre los Consejos Locales de Planificación Pública	Taller	35
Formación de Ordenanzas Sobre los Consejos Locales de Planificación Pública	Ordenanza	35
Creación de Circuitos de Cogestión Habitacional	Circuito	5.782
Capacitación a Comunidades en Plan de Vivienda y Hábitat	Taller	3.165
Recuperación de Infraestructura Física de los Módulos de Servicios	Taller	4.200
Capacitación a Comités de Módulos y Comunidades	Módulo	20
Jornadas de Apoyo a las Comunidades	Taller	300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	447	4.530.931.000
Directivo	35	524.851.000
Profesional y Técnico	252	3.138.062.000
Personal Administrativo	160	868.018.000
Personal Contratado	420	6.806.550.000
Profesional y Técnico	420	6.806.550.000
TOTAL	867	11.337.481.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	30	96.000.000
III	297.106 _ 347.106	37	145.680.000
IV	347.107 _ 397.107	15	64.800.000
V	397.108 _ 447.108	8	42.240.000
VI	447.109 _ 497.109	23	131.160.000
VII	497.110 _ 547.110	15	97.200.000
VIII	547.111 _ 597.111	20	141.600.000
IX	597.112 _ 647.112	26	199.680.000
X	647.113 _ 697.113	35	289.800.000
XI	697.114 _ 747.114	43	381.840.000
XII	747.115 _ 797.115	65	583.800.000
XIII	797.116 _ 847.116	49	496.320.000
XIV	847.117 _ 897.117	97	1.028.760.000
XV	897.118 _ 947.118	52	576.970.000
XVI	947.119 _ 997.119	118	1.369.430.000
XVII	997.120 Y MAS	234	5.692.201.000
	TOTAL	867	11.337.481.000

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	335	2.800.000.000
Jubilado	316	2.645.000.000
Pensionado	19	155.000.000
TOTAL	335	2.800.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Central	96.960.921.872
02	Desarrollo Municipal	3.656.067.382
03	Desarrollo Comunal	3.314.517.404
99	Partidas no Asignables a Programas	1.359.500.000
	TOTAL	105.291.006.658

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	19.349.033.549
4.02	Materiales y Suministros	12.368.143.838
4.03	Servicios no Personales	22.066.940.911
4.04	Activos Reales	47.308.058.360
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	1.185.500.000
4.07	Transferencias	2.839.330.000
4.08	Otros Gastos de Instiuciones Descentralizadas	174.000.000
	TOTAL	105.291.006.658

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	43.359.788.333
- Transferencias Para Financiar Gastos Corrientes	41.812.340.565
Ministerio de Infraestructura	13.545.500.000
- Recursos Ordinarios	13.545.500.000
Aporte del Consejo Nacional de la Vivienda (CONAVI)	28.266.840.565
- Ingresos por Actividades Propias	846.447.768
Venta de Servicios	846.447.768
Arrendamientos	86.247.768
Convenios	760.200.000
- Otros Ingresos Corrientes	701.000.000
Ingresos de la Propiedad	701.000.000
Intereses por Dinero en Depósito	701.000.000
B. Gastos Corrientes	48.043.063.238
- Gastos de Consumo	45.203.733.238
Gastos de Personal	17.449.432.429
Materiales y Suministros	12.065.922.838
Servicios No Personales	15.514.377.971
Otros Gastos de Instituciones Descentralizadas	174.000.000
Depreciación y Amortización	174.000.000
- Otros Gastos Corrientes	2.839.330.000
Transferencias	2.839.330.000
Transferencias Corrientes al Sector Privado	2.837.330.000
Pensiones y Jubilaciones	2.800.000.000
Donaciones a Personas	28.000.000
Otras transferencias Corrientes	9.330.000
Otras transferencias Corrientes	2.000.000
C. Resultado Económico: Desahorro	(4.683.274.905)

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

II. Cuenta de Capital	
A. Recursos de Capital	16.426.325.095
- Desahorro en la Cuenta Corriente	(4.683.274.905)
- Transferencias para Financiar Gastos de Capital	20.935.600.000
Recursos Provenientes de la Ley de Endeudamiento	20.935.600.000
Programas y Proyectos	20.935.600.000
Promueba Caracas (CAMEBA)	20.935.600.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	174.000.000
B. Gastos de Capital	56.062.443.420
- Activos Reales	47.228.308.360
Repuestos y Reparaciones Mayores	60.700.000
Adquisición de Maquinarias y demás Equipos	366.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	210.000.000
Obras de Infraestructura	44.604.634.940
Estudios y Proyectos para Inversión en Activo Fijo	1.657.653.420
Conservaciones Ampliaciones y Mejoras	142.000.000
Otros Activos Reales	187.320.000
- Activos Intangibles	79.750.000
- Gastos Capitalizables	8.754.385.060
Gastos de Personal	1.899.601.120
Materiales y Suministros	302.221.000
Servicios no Personales	6.552.562.940
C. Resultado Financiero: Déficit	(39.636.118.325)
III. Cuenta Financiera	
A. Recursos Financieros	40.821.618.325
- Activos Financieros	40.821.618.325
Disminución de Caja y Bancos	3.237.000.521
Disminución de Cuentas a Cobrar	1.200.000.000
Disminución de Efectos a Cobrar a Corto Plazo	1.988.964.384
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	34.395.653.420
B. Aplicaciones Financieras	40.821.618.325
- Pasivos Financieros	1.185.500.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.185.500.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	85.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	1.100.500.000
- Déficit Financiero	39.636.118.325

A0330

Fundación Fondo Nacional de Transporte Urbano (FONTUR)

FUNDACIÓN FONDO NACIONAL DE TRANSPORTE URBANO (FONTUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Fondo Nacional de Transporte Urbano (FONTUR), tiene como objetivo principal la planificación, coordinación, promoción, fomento, apoyo y financiamiento de actividades relacionadas con el desarrollo de transporte urbano, a fin de garantizar un servicio de transporte que contribuya a mejorar la calidad de vida de los ciudadanos; actividades realizadas a través del Programa Nacional de Transporte Urbano y el Plan Nacional de Modernización del Transporte Terrestre (financiamiento de unidades).

Para llevar a cabo las directrices antes planteadas, la Institución debe cumplir con las políticas y normas requeridas por los organismos financieros multilaterales y bilaterales, así como las requeridas por las instituciones nacionales (Ministerio de Planificación y Desarrollo, Ministerio de Finanzas, Oficina Nacional de Presupuesto, Ministerio de Infraestructura, Ministerio de Energía y Minas entre otros).

En este sentido, su política de gastos estará orientada a:

- Atender las necesidades tanto de personal como de los equipos requeridos, a fin de perfeccionar el control y ejecución de los recursos asignados a este Organismo.

- Cubrir totalmente los requerimientos del personal de la Fundación, con el propósito de adaptarlos a la estructura organizativa y a las actividades previstas.

- Alcanzar la eficiencia en el cumplimiento de las actividades propuestas y transferir los recursos a los Municipios, garantizando así el fortalecimiento institucional, lo cual se estaría logrando a través del financiamiento de unidades de transporte (flota).

- Planificar, dirigir, coordinar y supervisar la implementación del subsidio al pasaje estudiantil.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	307.319.350.363
- Transferencias para Financiar Gastos Corrientes	97.192.670.000
Ministerio de Infraestructura	47.192.670.000
- Recursos Ordinarios	20.000.000.000
Subsidio de Pasaje Estudiantil	20.000.000.000
- Programas y Proyectos	27.192.670.000
Rehabilitación de Carreteras, Puentes y Túneles (Vial III)	20.917.440.000
Cooperación Técnica del Sector Transporte y Vialidad (PNTU II)	6.275.230.000
Ministerio de Energía y Minas	50.000.000.000
Subsidio al Pasaje Estudiantil	50.000.000.000
- Otros Ingresos Corrientes	210.126.680.363
Otros	210.126.680.363
- Ingresos por Colocaciones de Fontur	20.098.400.363
- Ingresos por Financiamiento de Unidades	9.280.270.000
- Ingresos por Ventas de Boletos	34.771.000.000
- Aporte PDVSA para P.N.T.U	17.472.490.000
- Aporte PDVSA para Inversiones Transporte Masivo	4.240.900.000
- Aporte PDVSA para Inversiones Ministerio de Infraestructura	3.223.080.000
- Aporte PDVSA para Proyectos VIVEX/VAO	678.540.000
- Aporte PDVSA para Subsidio al Pasaje Estudiantil	77.444.140.000
- Aporte PDVSA Flota	42.917.860.000
Recursos de Capital	154.413.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	154.413.000
Recursos Financieros	194.595.869.637
- Activos Financieros	194.595.869.637
Disminución de Caja y Bancos	2.806.100.617
Recuperación de Préstamos	26.018.050.000
Disminución de Otros Activos Circulantes	165.771.719.019
Disminución de Fideicomisos	165.771.719.019
TOTAL	502.069.633.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	402.146.703.000
- Gastos de Consumo	36.304.713.000
Gastos de Personal	18.725.600.000
Materiales y Suministros	846.247.000
Servicios No Personales	16.578.453.000
Otros Gastos de Instituciones Descentralizadas	154.413.000
Depreciación y Amortización	154.413.000
- Otros Gastos Corrientes	365.841.990.000
Transferencias	365.841.990.000
Transferencias Corrientes al Sector Privado	249.296.410.000
Transferencias Corrientes al Sector Público	116.545.580.000
Gastos de Capital	1.253.360.000
- Activos Reales	1.253.360.000
Otros Activos Reales	1.253.360.000
Aplicaciones Financieras	98.669.570.000
- Activos Financieros	82.110.950.000
Incremento de Efectos a Cobrar a Corto Plazo	82.110.950.000
- Pasivos Financieros	16.558.620.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	16.558.620.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	16.558.620.000
TOTAL	502.069.633.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Supervisión e Inspección de Obras Ejecutadas por Alcaldías y Cofinanciadas por Fontur	Inspección	76
Obras Cofinanciadas por Fontur a las Alcaldías	Obra	76
Obras Cofinanciadas por Fontur y Minfra	Obra	10
Infraestructura Vial	Curso	24
Implementación del Proyecto de Vigilancia de Tránsito, a través de la Asistencia Técnica a los Municipios y Cursos de Capacitación	Proyecto/Curso Curso	 51
Coordinar Estudios Sobre el Sistema de Transporte Urbano	Mes/hombre	3.010
Dotación de Equipos a las Alcaldías Participantes	Dotación	22
Cursos de Capacitación Intensivos	Curso	2
Cursos de Capacitación Regulares	Curso	640
- Directo	Estudiante	2.748.919
- Indirecto	Unid. de Transporte	28.421
Venta de Boletos	Boleto	424.209.407
Coordinar a través de los Bancos el Financiamiento de Unidades de Flota	Vehículo	1.224
Financiamiento para Repotenciación de Vehículos	Vehículo	120
Programa "Sustitución de Taxis"	Beneficiario	1.000
Financiamiento para Lanchas	Lancha	20
Obras Cofinanciadas por Fontur a las Entidades Federales (Vial III)	Obra	20
Nivel Central y Cofinanciadas por Fontur (Vial III)	Inspección	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	604	5.664.847.770
Profesional y Técnico	16	419.895.090
Personal Administrativo	309	3.576.806.800
Personal Docente	279	1.668.145.880
TOTAL	604	5.664.847.770

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	19	63.879.000
III	297.106 _ 347.106	29	119.426.850
IV	347.107 _ 397.107	9	41.992.780
V	397.108 _ 447.108	12	60.941.600
VI	447.109 _ 497.109	182	1.012.169.770
VII	497.110 _ 547.110	30	194.137.180
VIII	547.111 _ 597.111	19	132.516.280
IX	597.112 _ 647.112	36	265.523.200
X	647.113 _ 697.113	5	41.207.270
XI	697.114 _ 747.114	63	557.424.880
XII	747.115 _ 797.115	15	143.035.360
XIII	797.116 _ 847.116	16	154.059.430
XIV	847.117 _ 897.117	31	330.780.470
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	138	2.547.753.700
	TOTAL	604	5.664.847.770

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	2	42.000.000
Pensionado	2	42.000.000
TOTAL	2	42.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Apoyo	23.553.850.756
02	Programa Nacional de Transporte Urbano	100.127.841.454
03	Subsidio al Pasaje Estudiantil	220.509.981.969
04	Plan Nacional de Modernización del Transporte Terrestre	126.836.758.822
05	Rehabilitación de Carreteras, Puentes, Túneles (Vial III)	31.041.199.999
	TOTAL	502.069.633.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	18.725.600.000
4.02	Materiales y Suministros	846.247.000
4.03	Servicios no Personales	16.578.453.000
4.04	Activos Reales	1.253.360.000
4.05	Activos Financieros	82.110.950.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	16.558.620.000
4.07	Transferencias	365.841.990.000
4.08	Otros Gastos de Instituciones Descentralizadas	154.413.000
	TOTAL	502.069.633.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	307.319.350.363
- Transferencias Para Financiar Gastos Corrientes	97.192.670.000
Del Sector Público	
Ministerio de Infraestructura	47.192.670.000
- Recursos Ordinarios	20.000.000.000
Subsidio Pasaje Estudiantil	20.000.000.000
- Programas y Proyectos	27.192.670.000
Rehabilitación de Carreteras, Puentes y Túneles (Vial III)	20.917.440.000
Cooperación Técnica del Sector Transporte y Vialidad (PNTU II)	6.275.230.000
Ministerio de Energía y Minas	50.000.000.000
Subsidio al Pasaje Estudiantil	50.000.000.000
- Otros Ingresos Corrientes	210.126.680.363
Otros	210.126.680.363
- Ingresos por Colocaciones de Fontur	20.098.400.363
- Ingresos por Financiamiento de Unidades	9.280.270.000
- Ingresos por Ventas de Boletos	34.771.000.000
- Aporte PDVSA para P.N.T.U	17.472.490.000
- Aporte PDVSA para Inversiones Transporte Masivo	4.240.900.000
- Aporte PDVSA para Inversiones Ministerio de Infraestrucutura	3.223.080.000
- Aporte PDVSA para Proyectos VIVEX/VAO	678.540.000
- Aporte PDVSA para Subsidio al Pasaje Estudiantil	77.444.140.000
- Aporte PDVSA Flota	42.917.860.000
B. Gastos Corrientes	402.146.703.000
- Gastos de Consumo	36.304.713.000
Gastos de Personal	18.725.600.000
Materiales y Suministros	846.247.000
Servicios No Personales	16.578.453.000
Otros Gastos de Instituciones Descentralizadas	154.413.000
Depreciación y Amortización	154.413.000
- Otros Gastos Corrientes	365.841.990.000
Transferencias	365.841.990.000
Transferencias Corrientes al Sector Privado	249.296.410.000
Jubilaciones	42.000.000
Transferencia Directas a Personas	142.000.000
Económicos Directos al Sector Privado	42.087.270.000
Programa Nacional de Modernización de transporte Terrestre	42.087.270.000
Subsidios Sociales al Sector Privado	207.025.140.000
Subsidio al Pasaje Estudiantil	207.025.140.000
Transferencias Corrientes al Sector Público	116.545.580.000
Entidades Federales	29.193.230.000
Municipios	81.627.680.000
Empresas Públicas no Financieras	5.724.670.000
C. Resultado Económico: Desahorro	(94.827.352.637)

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

II. Cuenta de Capital	
A. Recursos de Capital	(94.672.939.637)
- Desahorro en la Cuenta Corriente	(94.827.352.637)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	154.413.000
B. Gastos de Capital	1.253.360.000
- Activos Reales	1.253.360.000
Otros Activos Reales	1.253.360.000
C. Resultado Financiero: Déficit	(95.926.299.637)
III. Cuenta Financiera	
A. Recursos Financieros	194.595.869.637
- Activos Financieros	194.595.869.637
Disminución de Caja y Bancos	2.806.100.617
Recuperación de Préstamos	26.018.050.000
Disminución de Otros Activos Circulantes	165.771.719.019
B. Aplicaciones Financieras	194.595.869.637
- Activos Financieros	82.110.950.000
Incremento de Efectos a Cobrar a Corto Plazo	82.110.950.000
- Pasivos Financieros	16.558.620.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	16.558.620.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	16.558.620.000
- Déficit Financiero	95.926.299.637

A0367

Fundación Laboratorio Nacional de Vialidad

FUNDACIÓN LABORATORIO NACIONAL DE VIALIDAD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Laboratorio Nacional de Vialidad (LANAVIAL), es el organismo rector del control de calidad de la vialidad del país, es una organización que presta servicios, adscrita al Ministerio de Infraestructura que tiene como visión o meta principal consolidarse como un organismo líder en el control de calidad de orden nacional, que le permita al país optimizar los recursos económicos invertidos en los procesos relacionados con la construcción, rehabilitación y mantenimiento de la red vial nacional, así como de otras relevantes obras de infraestructura que requieran de los conocimientos técnicos manejados por esta Institución.

Su misión está orientada a proporcionar apoyo directo al Ministerio de Infraestructura en las áreas de vialidad y materia aeroportuaria, en su funciones de orientador, director, coordinador, supervisor y controlador de los proyectos y obras de infraestructura acometidos por los organismos responsables de estas obras.

Entre los principales objetivos que debe cumplir Lanavial, podemos mencionar los siguientes:

- Mayor control de calidad en la construcción vial.
- Protección de la infraestructura vial.
- Disminución en el número de accidentes viales.
- Reducción de costos de mantenimiento.
- Control de la rata de deterioro de los pavimentos.
- Optimización de las inversiones en vialidad.
- Mejoramiento de la confiabilidad de la red.

Para el Ejercicio Fiscal 2004, el presupuesto del organismo alcanza un monto de Bs. 3.944,2 millones, orientados al alcance de las siguientes metas: realizar controles de calidad en los productos agregados; mezclas asfálticas y mezclas de concreto; elaboración de 62 estudios de especificaciones técnicas y proyectos de rehabilitación de pavimentos; 51 estudios y diseños de mezclas asfálticas en frío y en caliente; 54 estudios y diseños de mezclas de concreto Pórtland; 228 asesorías al Ministerio de Infraestructura, organismos públicos y empresas privadas relacionadas con el área de vialidad, estudios para instrumentar en 5.715 Km; el Sistema de Gerencia de Inversión de Pavimentos en el País por medio de Evaluaciones y Auscultaciones de Vías y Aeropuertos con equipos no destructivos; 23 inspecciones de obras de vialidad de los aeropuertos; 22 estudios de suelos y fundaciones para edificaciones y obras de retención; 10 estudios para la investigación y análisis de especificaciones de las normas Covenin 2000-87 para carreteras y 23 cursos de adiestramiento del personal público y privado de laboratorios viales y otros organismos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.522.400.000**
- Transferencias para Financiar Gastos Corrientes	395.000.000
Ministerio de Infraestructura	395.000.000
- Recursos Ordinarios	395.000.000
- Ingresos por Actividades Propias	3.125.000.000
Venta de Servicios	3.125.000.000
- Otros Ingresos Corrientes	2.400.000
Ingresos de la Propiedad	
Intereses por Dinero en Depósito	2.400.000
Recursos de Capital	**171.426.042**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	171.426.042
Recursos Financieros	**250.350.248**
- Activos Financieros	161.454.319
Disminución de Cuentas a Cobrar	98.930.444
Disminución de Activos no Circulantes	62.523.875
- Pasivos Financieros	88.895.929
Incremento de Otros Pasivos Circulantes	88.895.929
TOTAL	**3.944.176.290**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.917.700.462**
- Gastos de Consumo	2.746.274.420
Gastos de Personal	1.792.355.534
Materiales y Suministros	165.437.348
Servicios No Personales	788.481.538
Otros Gastos de Instituciones Descentralizadas	171.426.042
Depreciación y Amortización	171.426.042
Gastos de Capital	**521.005.000**
- Activos Reales	502.625.000
Repuestos y Reparaciones Mayores	143.300.000
Adquisición de Maquinarias y demás Equipos	234.325.000
Adquisición de Equipos de Transporte, Tracción y Elevación	80.000.000
Otros Activos Reales	45.000.000
- Activos Intangibles	18.380.000
Aplicaciones Financieras	**505.470.828**
- Activos Financieros	279.991.803
Incremento de Caja y Bancos	279.991.803
- Pasivos Financieros	225.479.025
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Otras Cuentas y Efectos a Pagar	225.479.025
TOTAL	**3.944.176.290**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Control y Aseguramiento de Calidad en los Agregados	Control	215
Control y Aseguramiento de Calidad en las Mezclas Asfálticas	Control	205
Control y Aseguramiento de Calidad en las Mezclas de Concreto	Control	205
Estudios y Elaboración de Especificaciones Técnicas y Proyectos de Rehabilitación de Pavimentos	Estudio	62
Estudios y Diseños de Mezclas Asfálticas en Frío y en Caliente	Estudio	51
Estudios y Diseños de Mezclas de Concreto Portland	Estudio	54
Asesorías al Minfra, Organismos Públicos y Empresas Privadas	Asesoría	228
Estudios para Instrumentar el Sistema de Gerencia de Inversión de Pavimentos en el País por Medio de Evaluaciones y Auscultaciones de Vías y Aeropuertos con Equipos no Destructivos (Heavy Weight, de Flectómetro - Analizador de Asfalto, Compactador Vibrator)	Km	5.715
Inspecciones de Obras y Controles de Calidad Vialidad – Aeropuertos y Edificaciones	Inspección	23
Estudios de Suelos y Fundaciones Para Edificaciones - Obras de Retención	Estudio	22
Publicaciones Especiales	Publicación	17
Estudios para la Investigación y Análisis de Especificaciones, Normas Covenín 2000-87, para Carreteras.	Estudio	10
Investigaciones Especiales	Investigación	17
Adiestramiento del Personal Publico y Privado de Laboratorios Viales y Otros Organismos	Curso	23

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**104**	**705.276.888**
Directivo	19	297.786.384
Profesional y Técnico	57	293.345.784
Personal Administrativo	28	114.144.720
Personal Contratado	**16**	**43.389.000**
Profesional y Técnico	13	29.565.000
Personal Administrativo	3	13.824.000
TOTAL	**120**	**748.665.888**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	13	29.565.000
II	247.105 __ 297.105	16	52.591.956
III	297.106 __ 347.106	17	63.602.484
IV	347.107 __ 397.107	18	80.184.420
V	397.108 __ 447.108	10	51.305.760
VI	447.109 __ 497.109	12	65.650.548
VII	497.110 __ 547.110	2	12.364.116
VIII	547.111 __ 597.111	7	47.718.384
IX	597.112 __ 647.112	3	22.523.316
X	647.113 __ 697.113	2	16.334.688
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	1	9.038.832
XIII	797.116 __ 847.116	1	9.600.432
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	18	288.185.952
	TOTAL	**120**	**748.665.888**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Gerencia General de Lanavial	3.944.176.290
	TOTAL	**3.944.176.290**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.792.355.534
4.02	Materiales y Suministros	165.437.348
4.03	Servicios no Personales	788.481.538
4.04	Activos Reales	521.005.000
4.05	Activos Financieros	279.991.803
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	225.479.025
4.08	Otros Gastos de Instituciones Descentralizadas	171.426.042
	TOTAL	**3.944.176.290**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.522.400.000**
- Transferencias Para Financiar Gastos Corrientes	395.000.000
Ministerio de Infraestructura	395.000.000
Recursos Ordinarios	395.000.000
- Ingresos por Actividades Propias	3.125.000.000
Venta de Servicios	3.125.000.000
- Otros Ingresos Corrientes	2.400.000
Ingresos de la Propiedad	
Intereses por Dinero en Depósito	2.400.000
B. Gastos Corrientes	**2.917.700.462**
- Gastos de Consumo	2.746.274.420
Gastos de Personal	1.792.355.534
Materiales y Suministros	165.437.348
Servicios No Personales	788.481.538
Otros Gastos de Instituciones Descentralizadas	171.426.042
Depreciación y Amortización	171.426.042
C. Resultado Economico: Ahorro	**604.699.538**
II. Cuenta de Capital	
A. Recursos de Capital	**776.125.580**
- Ahorro en la Cuenta Corriente	604.699.538
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	171.426.042
B. Gastos de Capital	**521.005.000**
- Activos Reales	502.625.000
Repuestos y Reparaciones Mayores	143.300.000
Adquisición de Maquinarias y demás Equipos	234.325.000
Adquisición de Equipos de Transporte, Tracción y Elevación	80.000.000
Otros Activos Reales	45.000.000
- Activos Intangibles	18.380.000
C. Resultado Financiero: Superavit	**255.120.580**
III. Cuenta Financiera	
A. Recursos Financieros	**505.470.828**
- Activos Financieros	161.454.319
Disminución de Cuentas a Cobrar	98.930.444
Disminución de Otros Activos no Circulantes	62.523.875
- Pasivos Financieros	88.895.929
Incremento de Otros Pasivos Circulantes	88.895.929
- Superávit Financiero	255.120.580
B. Aplicaciones Financieras	**505.470.828**
- Activos Financieros	279.991.803
Incremento de Caja y Bancos	279.991.803
- Pasivos Financieros	225.479.025
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Otras Cuentas y Efectos a Pagar	225.479.025

A0386
Fundación para el Equipamiento de Barrios
(FUNDABARRIOS)

FUNDACIÓN PARA EL EQUIPAMIENTO DE BARRIOS (FUNDABARRIOS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Equipamiento de Barrios (FUNDABARRIOS) tiene como objetivos: satisfacer las necesidades de viviendas de los estratos sociales de limitados recursos económicos y el equipamiento de las barriadas del país.

Para el presente año FUNDABARRIOS precisa su visión de origen y redefine su misión para centrar sus acciones en la consolidación, mejora y equipamiento de barrios, tomando como norte la política de vivienda implementada por el Estado, con miras a disminuir el déficit que en esta materia presenta el país.

En este sentido, la Institución presenta para el Ejercicio Fiscal 2004, un Presupuesto por Bs. 14.604,5 millones, con el cual estima ejecutar las siguientes metas: edificación de 25 viviendas, rehabilitación de 26 viviendas en estado de deterioro, realización de 10 estudios y proyectos relacionados con el área urbanística, 13 contratos de inspección de obras, construcción de 2.720 M3 de drenaje.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	5.530.988.000
- Transferencias para Financiar Gastos Corrientes	776.000.000
Ministerio de Infraestructura	776.000.000
- Recursos Ordinarios	776.000.000
- Otros Ingresos Corrientes	4.754.988.000
Ingresos de la Propiedad (Intereses por Dinero en Depósito)	1.254.996.000
Otros (Costos Operativos por Manejo de la Ley de Política Habitacional)	3.499.992.000
Recursos de Capital	162.312.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	162.312.000
Recursos Financieros	8.911.153.000
- Activos Financieros	8.911.153.000
Disminución de Caja y Bancos	407.620.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (Aportes pendientes por recibir por el Manejo de la Ley de Política Habitacional)	6.970.544.000
Disminución de Otros Activos Circulantes (Títulos y Valores)	1.532.989.000
TOTAL	14.604.453.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	5.847.204.000
- Gastos de Consumo	5.665.715.000
Gastos de Personal	4.038.940.000
Materiales y Suministros	184.358.000
Servicios No Personales	1.442.417.000
Otros Gastos de Instituciones Descentralizadas	162.312.000
Depreciación y Amortización	162.312.000
- Otros Gastos Corrientes	19.177.000
Transferencias	
Transferencias Corrientes al Sector Privado (Personal Jubilado y Donaciones a Personas)	19.177.000
Gastos de Capital	7.779.213.000
- Activos Reales	7.606.796.000
Adquisición de Maquinarias y demás Equipos	293.892.000
Adquisición de Equipos de Transporte, Tracción y Elevación	187.002.000
Obras de Infraestructura	5.720.024.000
Estudios y Proyectos para Inversión en Activo Fijo	1.185.198.000
Otros Activos Reales (Construcción y Remodelación a Edificio Sede)	220.680.000
- Activos Intangibles (Paquetes y Programas de Computación)	172.417.000
Aplicaciones Financieras	978.036.000
- Pasivos Financieros	978.036.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	978.036.000
TOTAL	14.604.453.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Edificación de Viviendas	Vivienda	25
Rehabilitacion de Viviendas	Vivienda	26
Estudios y Proyectos	Proyecto	10
Inspecciones	Contrato	13
Construccion de Drenaje (Calle La Florida)	M3	820
Construccion de Drenaje (Barrio Union)	M3	1.900

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	154	1.300.878.000
Directivo	13	258.204.000
Profesional y Técnico	107	845.690.000
Personal Administrativo	34	196.984.000
Personal Contratado	6	23.579.000
Profesional y Técnico	6	23.579.000
TOTAL	160	1.324.457.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	10	36.600.000
IV	347.107 __ 397.107	10	42.000.000
V	397.108 __ 447.108	9	46.379.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	10	60.000.000
VIII	547.111 __ 597.111	25	165.000.000
IX	597.112 __ 647.112	30	216.000.000
X	647.113 __ 697.113	20	156.000.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	15	135.900.000
XIII	797.116 __ 847.116	6	57.600.000
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118	7	75.600.000
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	18	333.378.000
	TOTAL	160	1.324.457.000

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	1	12.277.000
Jubilado	1	12.277.000
TOTAL	1	12.277.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	5.665.715.000
02	Construcción de Soluciones Habitacionales	7.798.390.000
03	Partidas No Asignables a Programas	1.140.348.000
	TOTAL	14.604.453.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.038.940.000
4.02	Materiales y Suministros	184.358.000
4.03	Servicios no Personales	1.442.417.000
4.04	Activos Reales	7.779.213.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	978.036.000
4.07	Transferencias	19.177.000
4.08	Otros Gastos de Instituciones Descentralizadas	162.312.000
	TOTAL	14.604.453.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	5.530.988.000
- Transferencias Para Financiar Gastos Corrientes	776.000.000
Ministerio de Infraestructura	776.000.000
- Recursos Ordinarios	776.000.000
- Otros Ingresos Corrientes	4.754.988.000
Ingresos de la Propiedad	1.254.996.000
Intereses por Dinero en Depósito	1.254.996.000
Otros (Costos Operativos por Manejo de la Ley de Política Habitacional)	3.499.992.000
B. Gastos Corrientes	5.847.204.000
- Gastos de Consumo	5.665.715.000
Gastos de Personal	4.038.940.000
Materiales y Suministros	184.358.000
Servicios No Personales	1.442.417.000
Otros Gastos de Instituciones Descentralizadas	162.312.000
Depreciación y Amortización	162.312.000
- Otros Gastos Corrientes	19.177.000
Transferencias	
Transferencias Corrientes al Sector Privado	
Personal Jubilado y Donaciones a Personas	19.177.000
C. Resultado Economico: Desahorro	(316.216.000)
II. Cuenta de Capital	
A. Recursos de Capital	(153.904.000)
- Desahorro en la Cuenta Corriente	(316.216.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	162.312.000
B. Gastos de Capital	7.779.213.000
- Activos Reales	7.606.796.000
Adquisición de Maquinarias y demás Equipos	293.892.000
Adquisición de Equipos de Transporte, Tracción y Elevación	187.002.000
Obras de Infraestructura	5.720.024.000
Estudios y Proyectos para Inversión en Activo Fijo	1.185.198.000
Otros Activos Reales (Construcción y Remodelación a Edificio Sede)	220.680.000
- Activos Intangibles (Paquetes y Programas de Computación)	172.417.000
C. Resultado Financiero: Deficit	(7.933.117.000)
III. Cuenta Financiera	
A. Recursos Financieros	8.911.153.000
- Activos Financieros	8.911.153.000
Disminución de Caja y Bancos	407.620.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (Aportes pendientes por recibir por el Manejo de la Ley de Política Habitacional)	6.970.544.000
Disminución de Otros Activos Circulantes (Títulos y Valores)	1.532.989.000
B. Aplicaciones Financieras	8.911.153.000
- Pasivos Financieros	978.036.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	978.036.000
- Déficit Financiero	7.933.117.000

A0411
Fundación Pro-Patria 2000

FUNDACIÓN PRO-PATRIA 2000

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La fundación dará continuidad a los objetivos fundamentales previstos en su decreto de creación, el cual está dirigido a organizar, planificar, promover, administrar, financiar y ejecutar proyectos especiales de carácter social, asistencial, habitacional, vial, alimenticios y agroindustrial, con la finalidad de incentivar e impulsar a todos los sectores de la vida nacional, para alcanzar mayores niveles de desarrollo, calidad de vida y bienestar en los sectores más necesitados del país, con la participación de la Fuerza Armada Nacional y la Sociedad Civil.

Para el presente año 2004, la institución continuará con su política de fortalecimiento de áreas de infraestructura tendentes a mejorar la vialidad, en aquellos sectores del país que presentan mayor relevancia, para lo cual se afianzará en los lineamientos emitidos por el Gobierno Central.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	780.300.000
- Transferencias para Financiar Gastos Corrientes	672.800.000
Ministerio de Infraestructura	672.800.000
- Recursos Ordinarios	672.800.000
- Otros Ingresos Corrientes	107.500.000
Ingresos de la Propiedad	107.500.000
Recursos Financieros	49.480.525.243
- Activos Financieros	49.480.525.243
Disminución de Caja y Bancos	28.770.939.303
Disminución de Inversiones Temporales	13.609.585.940
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	7.100.000.000
TOTAL	50.260.825.243

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	49.876.825.243
- Gastos de Consumo	863.022.989
Gastos de Personal	461.022.945
Materiales y Suministros	136.000.000
Servicios No Personales	266.000.044
- Otros Gastos Corrientes	49.013.802.254
Transferencias	49.013.802.254
Transferencias Corrientes al Sector Público	49.013.802.254
Gastos de Capital	84.000.000
- Activos Reales	84.000.000
Adquisición de Maquinarias, Equipos e Inmuebles	84.000.000
Aplicaciones Financieras	300.000.000
- Pasivos Financieros	300.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	300.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	300.000.000
TOTAL	50.260.825.243

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
-Vía Upata Guasipati	Km.	165
-Autopista José Antonio Páez	Km.	95
-Autopista Tramo Barbacoa Bella Vista	Km.	120
-Dique Represa Guárico	M2	250

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	38	288.416.256
Profesional y Técnico	27	253.800.000
Personal Administrativo	4	15.000.000
Obreros	7	19.616.256
Personal Contratado	2	14.400.000
Empleados	2	14.400.000
TOTAL	40	302.816.256

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1	2.400.000
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	3	12.600.000
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111	10	66.000.000
IX	597.112 - 647.112	2	14.400.000
X	647.113 - 697.113		
XI	697.114 - 747.114	3	25.200.000
XII	747.115 - 797.115		
XIII	797.116 - 847.116	2	19.200.000
XIV	847.117 - 897.117	1	10.200.000
XV	897.118 - 947.118	8	86.400.000
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	3	46.800.000
	TOTAL	33	283.200.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	7	19.616.256
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	7	19.616.256

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	602.800.000
02	Proyectos Especiales	49.358.025.243
99	Partidas no Asignables a Programas	300.000.000
	TOTAL	50.260.825.243

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	461.022.945
4.02	Materiales y Suministros	136.000.000
4.03	Servicios no Personales	266.000.044
4.04	Activos Reales	84.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	300.000.000
4.07	Transferencias	49.013.802.254
	TOTAL	50.260.825.243

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	780.300.000
- Transferencias Para Financiar Gastos Corrientes	672.800.000
Ministerio de Infraestructura	672.800.000
Recursos Ordinarios	672.800.000
- Otros Ingresos Corrientes	107.500.000
Ingresos de la Propiedad	107.500.000
Intereses por Dinero en Depósito	107.500.000
B. Gastos Corrientes	49.876.825.243
- Gastos de Consumo	863.022.989
Gastos de Personal	461.022.945
Materiales y Suministros	136.000.000
Servicios no Personales	266.000.044
- Otros Gastos Corrientes	49.013.802.254
Transferencias	49.013.802.254
Transferencias Corrientes al Sector Público	49.013.802.254
C. Resultado Económico : Desahorro	49.096.525.243
II. Cuenta de Capital	
A. Recursos de Capital	(49.096.525.243)
- Desahorro en la Cuenta Corriente	(49.096.525.243)
B. Gastos de Capital	84.000.000
- Activos Reales	84.000.000
Adquisición de Maquinarias y demás Equipos	84.000.000
C. Resultado Financiero: Déficit	49.180.525.243

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

III. Cuenta Financiera	
A. Recursos Financieros	49.480.525.243
- Activos Financieros	49.480.525.243
Disminución de Caja y Bancos	28.770.939.303
Disminución de Inversiones Temporales	13.609.585.940
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	7.100.000.000
B. Aplicaciones Financieras	49.480.525.243
- Pasivos Financieros	300.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	300.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	300.000.000
- Déficit Financiero	49.180.525.243

A0658
Instituto Autónomo Aeropuerto Internacional
de Maiquetía (I.A.A.I.M.)

INSTITUTO AUTÓNOMO AEROPUERTO INTERNACIONAL DE MAIQUETÍA (I.A.A.I.M.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Aeropuerto Internacional de Maiquetía, como principal terminal aéreo del país, tiene como norma regular, operar, controlar los vuelos tanto nacionales como internacionales que tienen como vía de entrada y salida la Gran Caracas, logrando con ello una gestión segura, eficiente y rentable del manejo de pasajeros y carga a través de un proceso constante de supervisión, revisión y mejoramiento, contribuyendo al crecimiento social y económico del país.

Constituyendo de esta forma el portal de las Américas, a través del traslado de pasajeros, carga y movimiento de aeronaves de Latinoamérica líder en atención al usuario y modelo de seguridad aeroportuaria, eficiencia y rentabilidad, mediante la gestión de los recursos humanos, materiales y tecnológicos orientados a la excelencia de los resultados.

En este sentido, la Institución tiene previsto para el ejercicio fiscal 2004 culminar el proceso de actualización del sistema de tarifas aplicadas a los pasajeros y actualizar el sistema de tarifas por servicios a las aeronaves, Atendiendo de esta manera a todos los servicios inherentes al movimiento de aeronaves, pasajeros y carga en el aeropuerto.

Diseñar e implementar programas de mantenimiento preventivo y correctivo de las instalaciones, equipos, áreas de pistas y zonas verdes.

Adquirir equipos y sistemas destinados a lograr la necesaria plataforma tecnológica y ejecutar e inspeccionar la construcción de obras orientadas en su conjunto a elevar la categoría del aeropuerto, logrando Incrementar la participación de los ingresos generados por las concesiones comerciales en la estructura de ingresos del organismo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	132.227.371.335
- Ingresos por Actividades Propias	132.227.371.335
Venta de Servicios	132.227.371.335
Recursos de Capital	6.646.083.722
- Transferencias para Financiar Gastos de Capital	
Ministerio de Infraestructura	3.631.500.000
Recursos Provenientes de la Ley de Endeudamiento 2004	3.631.500.000
- Programas y Proyectos	3.631.500.000
Conclusión de la Construcción de la Ampliación del terminal del Aeropuerto	3.631.500.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.014.583.722
Recursos Financieros	4.609.101.000
- Activos Financieros	4.609.101.000
Disminución de Caja y Bancos	3.001.000.254
Disminución de Cuentas a Cobrar	1.608.100.746
TOTAL	143.482.556.057

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	115.381.097.448
- Gastos de Consumo	102.877.701.164
Gastos de Personal	66.059.205.370
Materiales y Suministros	7.690.728.602
Servicios No Personales	26.113.183.470
Otros Gastos de Instituciones Descentralizadas	3.014.583.722
Depreciación y Amortización	3.014.583.722
- Otros Gastos Corrientes	12.503.396.284
Transferencias	12.503.396.284
Transferencias Corrientes al Sector Privado	8.117.240.024
Otras Transferencias	4.386.156.260
Gastos de Capital	28.101.458.609
- Activos Reales	27.801.458.609
Repuestos y Reparaciones Mayores	1.192.000.000
Adquisición de Maquinarias y demás Equipos	4.540.418.609
Adquisición de Equipos de Transporte, Tracción y Elevación	2.174.000.000
Obras de Infraestructura - Estudios y Proyectos	10.156.500.000
Estudios y Proyectos Para Inversión en Activo Fijo	100.000.000
Conservaciones Ampliaciones y Mejoras	9.428.000.000
Otros Activos Reales	210.540.000
- Activos Intangibles	300.000.000
TOTAL	143.482.556.057

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad 2004
Aeronaves Atendidas	Aeronave	53.759
Vuelos Nacionales	Aeronave	39.327
Vuelos Internacionales	Aeronave	14.432
Pasajeros Atendidos	Pasajero	6.016.453
Vuelos Nacionales	Pasajero	3.456.523
Vuelos Internacionales	Pasajero	2.559.930

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.550	14.150.064.713
Directivo	12	105.408.233
Profesional y Técnico	307	2.798.109.481
Personal Administrativo	734	6.679.048.999
Obrero	497	4.567.498.000
Personal Contratado	164	1.495.545.093
Directivo	37	343.975.371
Profesional y Técnico	40	358.930.823
Personal Administrativo	87	792.638.899
TOTAL	1.714	15.645.609.806

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	405	1.848.774.917
V	397.108 _ 447.108		
VI	447.109 _ 497.109	77	426.630.144
VII	497.110 _ 547.110	68	427.922.080
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	94	739.443.248
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	69	629.780.115
XIII	797.116 _ 847.116	98	967.632.856
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	59	660.496.636
XVI	947.119 _ 997.119	54	623.282.686
XVII	997.120 Y MAS	293	4.754.149.124
	TOTAL	1.217	11.078.111.806

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	80	501.027.593
VIII	547.111 _ 597.111	20	140.506.034
IX	597.112 _ 647.112	71	523.935.949
X	647.113 _ 697.113	51	397.721.317
XI	697.114 _ 747.114	80	687.239.462
XII	747.115 _ 797.115	53	489.651.357
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	37	409.631.073
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	105	1.417.785.215
	TOTAL	497	4.567.498.000

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	265	4.419.919.284
Jubilado	175	2.776.646.036
Pensionado	90	1.643.273.248
Obreros	423	7.382.098.000
Jubilado	373	7.079.456.000
Pensionado	50	302.642.000
TOTAL	688	11.802.017.284

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Aeropuerto de Maiquetía	143.482.556.057
	TOTAL	143.482.556.057

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	66.059.205.370
4.02	Materiales y Suministros	7.690.728.602
4.03	Servicios no Personales	26.113.183.470
4.04	Activos Reales	28.101.458.609
4.07	Transferencias	12.503.396.284
4.08	Otros Gastos de Instituciones Descentralizadas	3.014.583.722
	TOTAL	143.482.556.057

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	132.227.371.335
- Ingresos por Actividades Propias	132.227.371.335
Venta de Servicios	132.227.371.335
Tasas Aéreas	39.847.066.999
Concesiones Comerciales	14.765.749.505
Uso de Terminales	70.199.548.071
Otros Ingresos	7.415.006.760
B. Gastos Corrientes	115.381.097.448
- Gastos de Consumo	102.877.701.164
Gastos de Personal	66.059.205.370
Materiales y Suministros	7.690.728.602
Servicios No Personales	26.113.183.470
Otros Gastos de Instituciones Descentralizadas	3.014.583.722
Depreciación y Amortización	3.014.583.722
- Otros Gastos Corrientes	12.503.396.284
Transferencias	12.503.396.284
Transferencias Corrientes al Sector Privado	12.423.396.284
Pensiones y Jubilaciones	11.802.017.284
Donaciones y otras Transferencias a Personas	350.000.000
Subsidios	271.379.000
Otras Transferencias	80.000.000
Transferencias a Organismos Internacionales	30.000.000
Transferencias Corrientes Diversas	50.000.000
C. Resultado Económico: Ahorro	16.846.273.887
II. Cuenta de Capital	
A. Recursos de Capital	23.492.357.609
- Ahorro en la Cuenta Corriente	16.846.273.887
- Transferencias para Financiar Gastos de Capital	3.631.500.000
Ministerio de Infraestructura	3.631.500.000
Recursos Provenientes de la Ley de Endeudamiento 2004	
- Programas y Proyectos	3.631.500.000
Conclusión de la Construcción de la Ampliación del Terminal del Aeropuerto	3.631.500.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.014.583.722
B. Gastos de Capital	28.101.458.609
- Activos Reales	27.801.458.609
Repuestos y Reparaciones Mayores	1.192.000.000
Adquisición de Maquinarias y demás Equipos	4.540.418.609
Adquisición de Equipos de Transporte, Tracción y Elevación	2.174.000.000
Obras de Infraestructura	10.156.500.000
Estudios y Proyectos para Inversión en Activo Fijo	100.000.000
Conservaciones Ampliaciones y Mejoras	9.428.000.000
Otros Activos Reales	210.540.000
- Activos Intangibles	300.000.000
C. Resultado Financiero: Déficit	(4.609.101.000)

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

III. Cuenta Financiera	
A. Recursos Financieros	4.609.101.000
- Activos Financieros	4.609.101.000
Disminución de Caja y Bancos	3.001.000.254
Disminución de Cuentas a Cobrar	1.608.100.746
B. Aplicaciones Financieras	4.609.101.000
- Déficit Financiero	4.609.101.000

A0659
Instituto Autónomo Ferrocarriles del Estado
(IAFE)

INSTITUTO AUTÓNOMO FERROCARRILES DEL ESTADO (IAFE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Autónomo Ferrocarriles del Estado (IAFE), es el organismo encargado de realizar los estudios, proyectos, construcción, operación, desarrollo, ampliación, conservación y mantenimiento de los sistemas de transporte ferroviario nacional. Para ello, estima necesario la vinculación con corporaciones y entes regionales, a fin de hacer realidad la concreción del Sistema de Transporte Ferroviario a nivel nacional, para lo cual se hace necesario que la Institución logre entre otros los siguientes objetivos:

- Incentivar el proceso de apertura para la participación del sector privado en la ejecución de los diferentes proyectos del Plan Ferroviario Nacional.

- Optimizar la explotación del sistema ferroviario mediante la modernización de la estructura organizacional del Instituto, la potenciación de la acción comercial y la implantación integral de una oferta de servicio de alta competitividad.

Para el Ejercicio Fiscal 2004, la Institución presenta un Presupuesto que asciende a Bs. 418.976,4 millones, con lo cual estima hacer efectiva la consecución de las siguientes metas:

- Continuar con la construcción y el equipamiento del Proyecto Ferroviario de la Región Central Tramo Caracas – Tuy Medio.

- Rehabilitar la red que conforma el Sistema Centro – Occidental, tramo Barquisimeto – Puerto Cabello y Yaritagua – Acarigua.

- Continuar la construcción del Tramo Puerto Cabello – La Encrucijada.

- Desarrollar la política y el plan de comercialización de los servicios ofrecidos por la Institución.

- Aplicar la política tarifaria elaborada para el transporte de ferrocarril.

- Continuar la construcción del Sistema de Transporte Centro Occidental, Tramo Puerto Cabello Barquisimeto – Yaritagua – Acarigua.

- Continuar la construcción del Sistema de Transporte Ferroviario Central: Tramos Caracas – Tuy Medio y Puerto Cabello – La Encrucijada.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	7.251.947.800
- Transferencias para Financiar Gastos Corrientes	2.762.500.000
Ministerio de Infraestructura	
- Recursos Ordinarios	2.762.500.000
- Ingresos por Actividades Propias	718.947.800
Venta de Servicios	718.947.800
- Otros Ingresos Corrientes	3.770.500.000
Ingresos de la Propiedad	
Intereses por Dinero en Depósito	800.000.000
Utilidad por Inversiones en Empresas	70.500.000
Rentas Inmobiliarias (Arrendamiento)	190.000.000
Desincorporación de Activos	2.710.000.000
Recursos de Capital	301.584.598.000
- Transferencias para Financiar Gastos de Capital	301.534.598.000
Ministerio de Infraestructura	
- Gestión Fiscal	
Convenio Integral de Cooperación	3.899.088.000
Programas y Proyectos	297.635.510.000
- Programa de Ferrocarriles (Plan Ferroviario)	41.834.880.000
- Nuevo Programa para Finalizar Ferrocarril Caracas – Tuy Medio I y II Etapa	125.504.640.000
- II Etapa del Sistema Ferroviario de la Región Central Tramo Puerto Cabello – La Encrucijada	130.295.990.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	50.000.000
Recursos Financieros	110.139.824.428
- Activos Financieros	110.139.824.428
Disminución de Caja y Bancos	1.022.621.428
Disminución de Cuentas a Cobrar (Comerciales)	648.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	108.469.203.000
TOTAL	418.976.370.228

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	7.251.947.800
- Gastos de Consumo	5.006.447.800
Gastos de Personal	4.936.191.240
Materiales y Suministros	50.500.000
Servicios No Personales	19.756.560
Otros Gastos de Instituciones Descentralizadas	53.500.000
Depreciación y Amortización	53.500.000
- Otros Gastos Corrientes	2.192.000.000
Transferencias	
Transferencias Corrientes al Sector Privado (Pensionados, Jubilados, Subsidios Educacionales, Subsidios a Instituciones Benéficas)	2.183.500.000
Otras Transferencias (Transferencias al Exterior a la ALAF)	8.500.000
Gastos de Capital	344.853.801.000
- Activos Reales	321.864.180.000
Repuestos y Reparaciones Mayores	15.700.000
Adquisición de Maquinarias y demás Equipos	20.200.000
Obras de Infraestructura - Estudios y Proyectos	236.218.939.000
Estudios y Proyectos para Inversión en Activo Fijo	12.131.203.000
Conservaciones, Ampliaciones y Mejoras	56.243.138.000
Otros Activos Reales	17.235.000.000
- Gastos Capitalizables	22.989.621.000
Gastos de Personal	5.869.551.000
Materiales y Suministros	225.000.000
Servicios no Personales	15.895.070.000
Otros Gastos de Instituciones Descentralizadas Depreciación y Amortización	1.000.000.000
Aplicaciones Financieras	66.870.621.428
- Activos Financieros	2.400.000.000
Incremento de Inversiones Temporales	2.400.000.000
- Pasivos Financieros	64.470.621.428
Servicio de la Deuda Pública y Disminución de Otros Pasivos	
Disminución de Cuentas y Efectos a Pagar a Proveedores	132.621.428
Disminución de Cuentas y Efectos a Pagar a Contratistas	64.200.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar (Aportes Patronales e Impuestos Directos)	118.000.000
TOTAL	418.976.370.228

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Sistema Centro Occidental	Estudio	1
Trabajos de Rehabilitación de la Superestructura del Tramo Yaritagua - Acarigua	Km	50
Construcción de Durmientes de Concreto	Durmiente	30
Inspección de Obras	Inspección	12
Trabajos de Rehabilitación de la Infraestructura del Tramo Puerto Cabello - Barquisimeto	Km	40
Trabajos de Rehabilitación de la Estación Barquisimeto	Km	50
Estudio de Ruta Tramo Yaracal – Coro – Punto Fijo	Estudio	40
Estudio de Impacto Ambiental del Sistema Oriental	Estudio	40
Avance en la Construcción de Obras Civiles del Tramo Caracas – Tuy Medio	%	90
Avance en la Construcción del Sistema Integral del Tramo Caracas – Tuy Medio	%	81
Avance en la Construcción de la Vía Férrea del Tramo Caracas – Tuy Medio	%	50
Adquisición del Material Rodante del Tramo Caracas – Tuy Medio	%	96
Avance en la Electrificación del Tramo Caracas – Tuy Medio	%	55
Estudios de Impacto Urbano por Efecto de la Construcción de Estaciones de Pasajeros e Interpuertos en el Tramo Puerto Cabello – La Encrucijada	Estudio	10
Estudios de Catastro y Avalúo en el Tramo Puerto Cabello – La Encrucijada	Estudio	15

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	547	2.697.233.249
Directivo	33	521.850.432
Profesional y Técnico	103	681.376.644
Personal Administrativo	122	492.899.868
Obrero	289	1.001.106.305
Personal Contratado	13	144.273.196
Directivo	9	114.239.668
Profesional y Técnico	2	26.037.720
Personal Administrativo	2	3.995.808
TOTAL	560	2.841.506.445

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	5	12.304.104
II	247.105 _ 297.105	43	143.550.396
III	297.106 _ 347.106	28	110.481.180
IV	347.107 _ 397.107	37	165.990.288
V	397.108 _ 447.108	25	125.620.044
VI	447.109 _ 497.109	21	118.213.848
VII	497.110 _ 547.110	14	87.342.768
VIII	547.111 _ 597.111	24	166.134.804
IX	597.112 _ 647.112	16	119.838.852
X	647.113 _ 697.113	6	47.779.560
XI	697.114 _ 747.114	4	34.271.040
XII	747.115 _ 797.115	5	46.285.728
XIII	797.116 _ 847.116	1	9.642.672
XIV	847.117 _ 897.117	1	10.369.728
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	4	47.672.720
XVII	997.120 Y MAS	37	594.902.408
	TOTAL	271	1.840.400.140

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	257	884.311.050
III	297.106 __ 347.106	31	112.546.655
IV	347.107 __ 397.107	1	4.248.600
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	289	1.001.106.305

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	172	869.260.586
Jubilado	151	790.126.649
Pensionado	21	79.133.937
Obreros	255	857.174.958
Jubilado	207	692.928.299
Pensionado	48	164.246.659
TOTAL	427	1.726.435.544

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración y Desarrollo	347.716.990.121
02	Administración y Operación Ferroviaria	4.388.758.679
99	Partidas no Asignables a Programas	66.870.621.428
	TOTAL	418.976.370.228

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	10.805.742.240
4.02	Materiales y Suministros	275.500.000
4.03	Servicios no Personales	15.914.826.560
4.04	Activos Reales	321.864.180.000
4.05	Activos Financieros	2.400.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	64.470.621.428
4.07	Transferencias	2.192.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.053.500.000
	TOTAL	418.976.370.228

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	7.251.947.800
- Transferencias Para Financiar Gastos Corrientes	2.762.500.000
Ministerio de Infraestructura	
- Recursos Ordinarios	2.762.500.000
- Ingresos por Actividades Propias	718.947.800
Venta de Servicios	718.947.800
- Otros Ingresos Corrientes	3.770.500.000
Ingresos de la Propiedad	
Intereses por Dinero en Depósito	800.000.000
Utilidad por Inversiones en Empresas	70.500.000
Rentas Inmobiliarias (Arrendamiento)	190.000.000
Desincorporación de Activos	2.710.000.000
B. Gastos Corrientes	7.251.947.800
- Gastos de Consumo	5.006.447.800
Gastos de Personal	4.936.191.240
Materiales y Suministros	50.500.000
Servicios No Personales	19.756.560
Otros Gastos de Instituciones Descentralizadas	53.500.000
Depreciación y Amortización	53.500.000
- Otros Gastos Corrientes	2.192.000.000
Transferencias	
Transferencias Corrientes al Sector Privado (Pensionados, Jubilados, Subsidios Educacionales, Subsidios a Instituciones Benéficas)	2.183.500.000
Otras Transferencias Corrientes	
Otras Transferencias (Transferencias al Exterior a la ALAF)	8.500.000
C. Resultado Económico: Equilibrado	

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	301.584.598.000
- Transferencias para Financiar Gastos de Capital	301.534.598.000
Ministerio de Infraestructura	
- Gestión Fiscal	
Convenio Integral de Cooperación	3.899.088.000
Programas y Proyectos	297.635.510.000
Programa de Ferrocarriles (Plan Ferroviario)	41.834.880.000
Nuevo Programa para Finalizar Ferrocarril Caracas – Tuy Medio I y II Etapa	125.504.640.000
II Etapa del Sistema Ferroviario de la Región Central. Tramo Puerto Cabello – La Encrucijada	130.295.990.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	50.000.000
B. Gastos de Capital	344.853.801.000
- Activos Reales	321.864.180.000
Repuestos y Reparaciones Mayores	15.700.000
Adquisición de Maquinarias y demás Equipos	20.200.000
Obras de Infraestructura	236.218.939.000
Estudios y Proyectos para Inversión en Activo Fijo	12.131.203.000
Conservaciones, Ampliaciones y Mejoras	56.243.138.000
Otros Activos Reales	17.235.000.000
- Gastos Capitalizables	22.989.621.000
Gastos de Personal	5.869.551.000
Materiales y Suministros	225.000.000
Servicios no Personales	15.895.070.000
Otros Gastos de Instituciones Descentralizadas	1.000.000.000
C. Resultado Financiero: Déficit	(43.269.203.000)

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	110.139.824.428
- Activos Financieros	110.139.824.428
Disminución de Caja y Bancos	1.022.621.428
Disminución de Cuentas a Cobrar (Comerciales)	648.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	108.469.203.000
B. Aplicaciones Financieras	110.139.824.428
- Activos Financieros	2.400.000.000
Incremento de Inversiones Temporales	2.400.000.000
- Pasivos Financieros	64.470.621.428
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Cuentas y Efectos a Pagar a Proveedores	132.621.428
Disminución de Cuentas y Efectos a Pagar a Contratistas	64.200.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar (Aportes Patronales e Impuestos Directos)	118.000.000
- Déficit Financiero	43.269.203.000

A0660
Instituto Postal Telegráfico (IPOSTEL)

INSTITUTO POSTAL TELEGRÁFICO (IPOSTEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Postal Telegráfico de Venezuela (IPOSTEL), tiene como finalidad posicionarse como una de las empresas prestadoras del servicio postal y telegráfica de mayor credibilidad, tanto a nivel nacional como internacional, para lo cual tiene como norte la busqueda de la excelencia en los servicios comunicacionales prestados, apoyándose para ello en alianzas estratégicas con diferentes Organismos Públicos (FONTUR, B.I.V., CANTV, entre otros). Igualmente la incursión de otros servicios del mismo ramo que satisfagan las necesidades de los clientes reales y potenciales a fin de expandir el mercado postal.

En este sentido, presenta un proyecto de presupuesto que asciende a la cantidad de Bs. 78.531,9 millones para el año del 2004.

La Institución no prevé incremento del endeudamiento, durante el año 2.004, dado la actual coyuntura crítica en materia presupuestaria por la cual viene atravesando que no le permite realizar mayores inversiones en plataforma y tecnológica

Sin embargo, a pesar de las limitaciones presupuestarias previstas para el para el año 2004, el Organismo cuenta entre sus premisas los siguientes aspectos:

* Diligenciar la reforma legal para una mayor autonomía funcional.

* Garantizar el acceso universal a los servicios Postales Telegráficos a toda la comunidad, permitiendo comunicación básica a precios razonables.

* Lograr prestar un servicio eficiente, para así afianzar la cartera de clientes que la empresa maneja.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	70.308.297.777
- Transferencias para Financiar Gastos Corrientes	27.950.000.000
Del Sector Público	27.950.000.000
Ministerio de Infraestructura	27.950.000.000
- Ingresos Ordinarios	27.950.000.000
- Ingresos por Actividades Propias	42.358.297.777
Venta de Servicios	42.358.297.777
Recursos de Capital	380.668.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	380.668.000
Recursos Financieros	7.843.015.223
- Activos Financieros	6.343.015.223
Disminución de Caja y Bancos	843.015.227
Disminución de Cuentas a Cobrar	2.500.000.000
Disminución de Activos no Circulantes	2.999.999.996
Otros	2.999.999.996
- Pasivos Financieros	1.500.000.000
Incremento de Cuentas a Pagar	1.500.000.000
TOTAL	78.531.981.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	76.427.004.000
- Gastos de Consumo	67.244.740.000
Gastos de Personal	52.237.895.000
Materiales y Suministros	4.993.158.000
Servicios No Personales	9.633.019.000
Otros Gastos de Instituciones Descentralizadas	380.668.000
Depreciación y Amortización	380.668.000
- Otros Gastos Corrientes	9.182.264.000
Transferencias	9.182.264.000
Transferencias Corrientes al Sector Privado	8.897.264.000
Otras Transferencias	285.000.000
Gastos de Capital	2.104.977.000
- Activos Reales	2.098.377.000
Repuestos y Reparaciones Mayores	58.500.000
Adquisición de Maquinarias y demás Equipos	1.954.907.000
Conservaciones Ampliaciones y Mejoras	64.970.000
Otros Activos Reales	20.000.000
- Activos Intangibles	6.600.000
TOTAL	78.531.981.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
- Servicio Postal	Pieza	54.029.570
- Apartados	Apartado	40.000
- Valores Fiscales	Pieza	19.034
- Papel Sellado	Hoja	26.411
- Formas Seniat	Planilla	8.602.016
- Servicio Telegráfico	Mensaje	464.287
- Servicio EMS /EEE	Pieza	302.023

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	5.018	19.656.248.000
Directivo	72	1.342.889.972
Profesional y Técnico	119	965.215.297
Personal Administrativo	2.139	7.811.017.731
Obrero	2.688	9.537.125.000
Personal Contratado	44	300.000.000
Personal Administrativo	41	290.661.264
Obrero	3	9.338.736
TOTAL	5.062	19.956.248.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	1.283	4.008.521.210
III	297.106 __ 347.106	341	1.315.143.081
IV	347.107 __ 397.107	196	822.003.164
V	397.108 __ 447.108	90	434.743.519
VI	447.109 __ 497.109	93	504.589.150
VII	497.110 __ 547.110	58	370.556.269
VIII	547.111 __ 597.111	68	458.476.920
IX	597.112 __ 647.112	52	376.130.163
X	647.113 __ 697.113	31	249.963.464
XI	697.114 __ 747.114	23	199.856.450
XII	747.115 __ 797.115	15	141.853.409
XIII	797.116 __ 847.116	13	127.410.691
XIV	847.117 __ 897.117	10	103.513.883
XV	897.118 __ 947.118	35	386.651.314
XVI	947.119 __ 997.119	18	205.697.414
XVII	997.120 Y MAS	45	704.674.163
	TOTAL	2.371	10.409.784.264

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	38	110.867.328
II	247.105 __ 297.105	2.403	8.508.097.981
III	297.106 __ 347.106	250	927.498.427
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	2.691	9.546.463.736

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	1.037	5.578.499.292
Jubilado	1.016	5.497.078.380
Pensionado	21	81.420.912
Obreros	701	3.318.764.708
Jubilado	689	3.267.952.759
Pensionado	12	50.811.949
TOTAL	1.738	8.897.264.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Programa Central	47.166.582.000
02	Programa Operativo	30.984.731.000
99	Partidas no Asignables a Programas	380.668.000
	TOTAL	78.531.981.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	52.237.895.000
4.02	Materiales y Suministros	4.993.158.000
4.03	Servicios no Personales	9.633.019.000
4.04	Activos Reales	2.104.977.000
4.07	Transferencias	9.182.264.000
4.08	Otros Gastos de Instituciones Descentralizadas	380.668.000
	TOTAL	78.531.981.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	70.308.297.777
- Transferencias Para Financiar Gastos Corrientes	27.950.000.000
Del Sector Público	27.950.000.000
Ministerio de Infraestructura	27.950.000.000
- Ingresos Ordinarios	27.950.000.000
- Ingresos por Actividades Propias	42.358.297.777
Venta de Servicios	42.358.297.777
Piezas Postales	37.073.169.367
Mensajes Telegráficos	768.395.056
Mensajes Telegráficos	1.284.514.710
Otros Servicios	3.232.218.644
B. Gastos Corrientes	76.427.004.000
- Gastos de Consumo	67.244.740.000
Gastos de Personal	52.237.895.000
Materiales y Suministros	4.993.158.000
Servicios No Personales	9.633.019.000
Otros Gastos de Instituciones Descentralizadas	380.668.000
Depreciación y Amortización	380.668.000
- Otros Gastos Corrientes	9.182.264.000
Transferencias	9.182.264.000
Transferencias Corrientes al Sector Privado	8.897.264.000
Pensionados y Jubilados	8.897.264.000
Otras Transferencias	285.000.000
Organismos Internacionales	285.000.000
C. Resultado Económico: Desahorro	(6.118.706.223)
II. Cuenta de Capital	
A. Recursos de Capital	(5.738.038.223)
- Desahorro en la Cuenta Corriente	(6.118.706.223)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	380.668.000
B. Gastos de Capital	2.104.977.000
- Activos Reales	2.098.377.000
Repuestos y Reparaciones Mayores	58.500.000
Adquisición de Maquinarias y demás Equipos	1.954.907.000
Conservaciones Ampliaciones y Mejoras	64.970.000
Otros Activos Reales	20.000.000
- Activos Intangibles	6.600.000
C. Resultado Financiero: Déficit	(7.843.015.223)

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

III. Cuenta Financiera	
A. Recursos Financieros	7.843.015.223
- Activos Financieros	6.343.015.223
Disminución de Caja y Bancos	843.015.227
Disminución de Cuentas a Cobrar	2.500.000.000
Disminución de Otros Activos no Circulantes	2.999.999.996
Otros	2.999.999.996
- Pasivos Financieros	1.500.000.000
Incremento de Cuentas a Pagar	1.500.000.000
B. Aplicaciones Financieras	7.843.015.223
- Déficit Financiero	7.843.015.223

A0661
Instituto Nacional de Canalizaciones

INSTITUTO NACIONAL DE CANALIZACIONES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Canalizaciones tiene como misión administrar, mantener, mejorar, desarrollar y asegurar los canales marítimos, fluviales y lacustres; a través del estudio, financiamiento, construcción, conservación e inspección de las vías de navegación, para garantizar conjuntamente con otros entes su integridad y seguridad, a fin de contribuir al desarrollo del país, para que Venezuela pueda competir en el ámbito de la economía globalizada, promoviendo a nivel nacional e internacional sus servicios integrales, capacidad técnica y profesional a través de una administración eficiente y procurando la preservación del ambiente.

Su visión está orientada a la creación de una Institución moderna, dinámica, tecnológicamente avanzada, autónoma operacionalmente, altamente competitiva, líder en la planificación, con un enfoque global de los niveles de productividad, centrada en la filosofía de la excelencia y servicio al cliente; conformada por un equipo humano identificado y comprometido con la organización, bien capacitado y actualizado, interesada en la protección del ambiente y de los recursos naturales, orientada hacia la investigación, el desarrollo del país, la promoción, conservación y seguridad de las vías navegables y con proyección internacional.

Sus principales objetivos son: la consolidación, mantenimiento y administración de manera eficiente de los Canales de Navegación del Lago de Maracaibo y Río Orinoco, el desarrollo de nuevas vías de navegación, como contribución al desarrollo socioeconómico regional y al ordenamiento del territorio y la optimización de los niveles de eficacia y eficiencia en las áreas de apoyo administrativo, operacional, logístico y de control que posibiliten el fortalecimiento institucional.

Para el Ejercicio Fiscal 2004, la Institución presenta un presupuesto por Bs. 144.468,6 millones, para llevar a cabo las siguientes metas: prestar el servicio comercial de dragado en un área de 1.100 M3 en diferentes áreas del país, 10.900 M3 en el Canal del Lago de Maracaibo y 29.480 M3 en el canal del Río Orinoco, así como ofrecer el mantenimiento al Sistema de Balizamiento de ambos canales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	131.000.904.000
- Transferencias para Financiar Gastos Corrientes	1.978.500.000
Ministerio de Infraestructura	1.978.500.000
- Recursos Ordinarios	1.978.500.000
- Ingresos por Actividades Propias	127.084.404.000
Venta de Servicios (Ingresos por Tasas y Actividad Comercial)	127.084.404.000
- Otros Ingresos Corrientes	1.938.000.000
Ingresos de la Propiedad	
(Intereses Generados por Colocaciones Financieras)	1.938.000.000
Recursos de Capital	9.649.308.000
- Transferencias para Financiar Gastos de Capital	5.856.880.000
Programas y Proyectos	
Eje Orinoco-Apure. Financiamiento Extraordinario.	
Ley de Endeudamiento 2004	5.856.880.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.792.428.000
Recursos Financieros	3.818.420.000
- Activos Financieros	3.818.420.000
Disminución de Inversiones Temporales (Colocaciones Financieras)	216.866.000
Disminución de Activos No Circulantes	
(Cuentas por Cobrar a Ferrominera de Tasas no Canceladas por la Utilización del Canal del Río Orinoco y otras Actividades Comerciales)	3.601.554.000
TOTAL	144.468.632.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	109.810.174.000
- Gastos de Consumo	100.886.547.000
Gastos de Personal	68.045.235.000
Materiales y Suministros	7.516.414.000
Servicios No Personales	25.324.898.000
Otros Gastos de Instituciones Descentralizadas	4.230.203.000
Depreciación y Amortización	3.792.428.000
Intereses de la Deuda	437.775.000
- Otros Gastos Corrientes	4.693.424.000
Transferencias	
Transferencias Corrientes al Sector Privado	
(Pensionados, Jubilados y Donaciones a Terceros)	4.693.424.000
Gastos de Capital	19.521.880.000
- Activos Reales	15.681.880.000
Repuestos y Reparaciones Mayores	7.680.000.000
Adquisición de Maquinarias y demás Equipos	1.745.000.000
Estudios y Proyectos para Inversión en Activo Fijo	6.256.880.000
- Activos Intangibles (Mantenimiento a los Canales de Navegación)	3.840.000.000
Aplicaciones Financieras	15.136.578.000
- Activos Financieros	4.476.095.000
Incremento de Caja y Bancos	1.167.894.000
Incremento de Cuentas a Cobrar (Cuentas por Cobrar a Pdvsa)	3.279.577.000
Incremento de Otros Activos Circulantes	
(Anticipos a Proveedores y Contratistas)	28.624.000
- Pasivos Financieros	10.660.483.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Otros Pasivos No Circulantes	
(Amortización de la Deuda de la Draga Guayana)	10.660.483.000
TOTAL	144.468.632.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Prestar Servicio de Dragado Comercial	M3	1.100
Dragar el Canal del Lago de Maracaibo	M3	10.900
Mantener el Sistema de Balizamiento del Canal de Maracaibo	Señal	180
Dragar el Canal del Río Orinoco	M3	29.480
Mantener el Sistema de Balizamiento del Canal del Río Orinoco	Señal	227

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	1.365	13.288.681.000
Directivo	17	249.575.000
Profesional y Técnico	426	6.397.364.000
Personal Administrativo	300	2.648.775.000
Obrero	622	3.992.967.000
Personal Contratado	136	760.994.000
Profesional y Técnico	136	760.994.000
TOTAL	1.501	14.049.675.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	436	3.409.769.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	443	6.646.939.000
	TOTAL	879	10.056.708.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	622	3.992.967.000
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	622	3.992.967.000

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	189	2.715.298.911
Jubilado	126	1.949.357.309
Pensionado	63	765.941.602
Obreros	132	1.968.625.070
Jubilado	128	1.929.692.215
Pensionado	4	38.932.855
TOTAL	321	4.683.923.981

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación Central	25.854.346.000
02	Gerencia del Canal del Lago de Maracaibo	41.930.987.000
03	Gerencia de Trabajos Comerciales	11.434.770.000
04	Gerencia del Canal del Río Orinoco	49.674.176.000
99	Partidas no Asignables a Programas	15.574.353.000
	TOTAL	144.468.632.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	68.045.235.000
4.02	Materiales y Suministros	7.516.414.000
4.03	Servicios no Personales	25.324.898.000
4.04	Activos Reales	19.521.880.000
4.05	Activos Financieros	4.476.095.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	10.660.483.000
4.07	Transferencias	4.693.424.000
4.08	Otros Gastos de Instituciones Descentralizadas	4.230.203.000
	TOTAL	144.468.632.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	131.000.904.000
- Transferencias Para Financiar Gastos Corrientes	1.978.500.000
Ministerio de Infraestructura	1.978.500.000
Recursos Ordinarios	1.978.500.000
- Ingresos por Actividades Propias	127.084.404.000
Venta de Servicios (Ingresos por Tasas y Actividad Comercial)	127.084.404.000
- Otros Ingresos Corrientes	1.938.000.000
Ingresos de la Propiedad	
(Intereses Generados por Colocaciones Financieras)	1.938.000.000
B. Gastos Corrientes	109.810.174.000
- Gastos de Consumo	100.886.547.000
Gastos de Personal	68.045.235.000
Materiales y Suministros	7.516.414.000
Servicios No Personales	25.324.898.000
Otros Gastos de Instituciones Descentralizadas	4.230.203.000
Depreciación y Amortización	3.792.428.000
Intereses de la Deuda	437.775.000
- Otros Gastos Corrientes	4.693.424.000
Transferencias	
Transferencias Corrientes al Sector Privado	
(Pensionados, Jubilados y Donaciones a Terceros)	4.693.424.000
C. Resultado Economico: Ahorro	21.190.730.000
II. Cuenta de Capital	
A. Recursos de Capital	30.840.038.000
- Ahorro en la Cuenta Corriente	21.190.730.000
- Transferencias para Financiar Gastos de Capital	5.856.880.000
Programas y Proyectos	
Eje Orinoco-Apure. Financiamiento Extraordinario.	
Ley de Endeudamiento 2004	5.856.880.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	3.792.428.000
B. Gastos de Capital	19.521.880.000
- Activos Reales	15.681.880.000
Repuestos y Reparaciones Mayores	7.680.000.000
Adquisición de Maquinarias y demás Equipos	1.745.000.000
Estudios y Proyectos para Inversión en Activo Fijo	6.256.880.000
- Activos Intangibles (Paquetes y Programas de Computación)	3.840.000.000
C. Resultado Financiero: Superávit	11.318.158.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	15.136.578.000
- Activos Financieros	3.818.420.000
Disminución de Inversiones Temporales (Colocaciones Financieras)	216.866.000
Disminución de Otros Activos no Circulantes	
(Cuentas por Cobrar a Ferrominera de Tasas no Canceladas por la	
Utilización del Canal del Río Orinoco y otras Actividades Comerciales)	3.601.554.000
- Superávit Financiero	11.318.158.000
B. Aplicaciones Financieras	15.136.578.000
- Activos Financieros	4.476.095.000
Incremento de Caja y Bancos	1.167.894.000
Incremento de Cuentas a Cobrar (Cuentas por Cobrar a PDVSA)	3.279.577.000
Incremento de Otros Activos Circulantes	
(Anticipos a Proveedores y Contratistas)	28.624.000
- Pasivos Financieros	10.660.483.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	
Disminución de Otros Pasivos Circulantes	
(Amortización de la Deuda de la Draga Guayana)	10.660.483.000

A0662
Instituto Nacional de la Vivienda (INAVI)

INSTITUTO NACIONAL DE LA VIVIENDA (INAVI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de la Vivienda (INAVI), fue creado con el único propósito de dar cumplimiento al precepto constitucional que garantiza a las familias venezolanas el derecho a la vivienda y como uno de los organismos responsables de desarrollar la Política Habitacional que el Ejecutivo Nacional dirige principalmente a las familias de bajos recursos.

Su misión es la de promover la construcción de viviendas, culminación de desarrollos habitacionales, incrementar la recaudación para satisfacer parte de la demanda natural de solicitudes de vivienda de interés social, desarrollando proyectos organizados y brindando apoyo a las comunidades organizadas en el marco de la Ley que regula el Subsistema de Viviendas y Política Habitacional.

Como órgano ejecutor de la Ley de Política Habitacional del Estado, este Instituto recibe lineamientos, directrices y estrategias de acción del Consejo Nacional de la Vivienda (CONAVI), que es el organismo encargado de elaborar el Plan Nacional Anual de Vivienda y en especial, de la distribución de los recursos que se destinan a la ejecución de los programas definidos en la Ley que regula el sector de la vivienda.

Entre sus principales objetivos se pueden observar los siguientes:

- Atender parte del déficit habitacional de la población que califique como sujeto de protección especial.
- Construcción de viviendas unifamiliares y multifamiliares.
- Administración de los recursos provenientes de la recuperación de créditos.

El Instituto contará para este Ejercicio Fiscal con un Presupuesto de Bs. 169.859,4 millones, con los que estima lograr las siguientes metas: urbanizar 8.115 parcelas y construir 10.869 viviendas a través del Programa de Construcción de Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo. De igual manera, dará continuidad al Programa de Viviendas de Interés Social (PROVIS), el cual se ejecuta a través de un convenio con el Banco Interamericano de Desarrollo (BID), construyendo 884 viviendas con el propósito de atender la problemática habitacional de familias venezolanas carentes de techo propio.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**82.261.686.502**
- Transferencias para Financiar Gastos Corrientes	24.068.500.000
Ministerio de Infraestructura	
- Recursos Ordinarios	24.068.500.000
- Ingresos por Actividades Propias	6.431.505.269
Venta de Bienes y Servicios	6.431.505.269
- Otros Ingresos Corrientes	51.761.681.233
Ingresos de la Propiedad	
(Intereses Generados de Colocaciones Financieras)	2.734.406.427
Otros (Costo Operativos por el Manejo de la Ley de Política Habitacional)	49.027.274.806
Recursos de Capital	**4.711.764.239**
- Transferencias para Financiar Gastos de Capital	4.183.490.000
Programas y Proyectos	
Plan Nacional de Viviendas Provis I	4.183.490.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	528.274.239
Recursos Financieros	**82.885.914.853**
- Activos Financieros	82.885.914.853
Disminución de Caja y Bancos	46.650.234.926
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (Aporte Pendiente por Recibir por el Manejo de la Ley de Política Habitacional)	36.235.679.927
TOTAL	**169.859.365.594**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**102.442.132.007**
- Gastos de Consumo	76.736.323.122
Gastos de Personal	58.055.617.365
Materiales y Suministros	1.654.110.249
Servicios No Personales	17.026.595.508
Otros Gastos de Instituciones Descentralizadas	528.274.239
Depreciación y Amortización	528.274.239
- Otros Gastos Corrientes	25.177.534.646
Transferencias	
Otras Transferencias (Jubilados y Pensionados)	24.957.534.646
Rectificaciones al presupuesto	220.000.000
Gastos de Capital	**8.295.868.893**
- Activos Reales	7.899.868.893
Repuestos y Reparaciones Mayores	448.728.138
Adquisición de Maquinarias y demás Equipos	441.237.582
Adquisición de Equipos de Transporte, Tracción y Elevación	292.350.000
Obras de Infraestructura – Programas y Proyectos	807.603.131
- Plan Nacional de Viviendas Provis I	4.183.490.000
Estudios y Proyectos para Inversión en Activo Fijo	533.000.000
Conservaciones Ampliaciones y Mejoras	693.460.042
Otros Activos Reales (Adquisición y Expropiación de Tierras y Terrenos)	500.000.000
- Activos Intangibles (Paquetes y Programas de Computación)	396.000.000
Aplicaciones Financieras	**59.121.364.694**
- Activos Financieros	500.000.000
Concesión de Préstamos	
(Préstamos para Adquisición y Mejoras de Viviendas para Empleados)	500.000.000
- Pasivos Financieros	58.621.364.694
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Otras Cuentas y Efectos a Pagar	
(Cancelación de Deudas a Contratistas y Proveedores)	58.621.364.694
TOTAL	**169.859.365.594**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Urbanizar Parcelas para la Construcción de Viviendas	Parcela	8.115
Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo	Vivienda	10.869
Programa de Vivienda de Interés Social (PROVIS)	Vivienda	884

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**2.439**	**14.980.103.977**
Directivo	165	2.345.495.060
Profesional y Técnico	842	5.602.009.350
Personal Administrativo	1.002	3.565.352.310
Obrero	430	3.467.247.257
Personal Fijo a Tiempo Parcial	**46**	**261.785.570**
Personal Médico	46	261.785.570
Personal Contratado	**21**	**175.108.020**
Personal Administrativo	21	175.108.020
TOTAL	**2.506**	**15.416.997.567**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	852	2.989.835.510
III	297.106 _ 347.106	19	72.425.584
IV	347.107 _ 397.107	1	4.731.494
V	397.108 _ 447.108	111	585.215.382
VI	447.109 _ 497.109	203	1.098.170.112
VII	497.110 _ 547.110	236	1.408.262.162
VIII	547.111 _ 597.111	179	1.178.347.198
IX	597.112 _ 647.112	95	733.994.936
X	647.113 _ 697.113	50	417105.038
XI	697.114 _ 747.114	48	429.082.984
XII	747.115 _ 797.115	32	304.577.956
XIII	797.116 _ 847.116	10	101.073.380
XIV	847.117 _ 897.117	135	1.383.369.324
XV	897.118 _ 947.118	20	220.005.564
XVI	947.119 _ 997.119	46	529.375.986
XVII	997.120 Y MAS	39	494.177.700
	TOTAL	**2.076**	**11.949.750.310**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	7	24.950.370
III	297.106 _ 347.106	7	29.102.624
IV	347.107 _ 397.107		
V	397.108 _ 447.108	22	117.893.540
VI	447.109 _ 497.109	77	459.155.920
VII	497.110 _ 547.110	50	328.017.256
VIII	547.111 _ 597.111	47	336.591.992
IX	597.112 _ 647.112	62	480.528.488
X	647.113 _ 697.113	52	434.071.044
XI	697.114 _ 747.114	19	170.151.000
XII	747.115 _ 797.115	10	95.490.160
XIII	797.116 _ 847.116	27	274.385.320
XIV	847.117 _ 897.117	11	118.098.360
XV	897.118 _ 947.118	8	90.888.360
XVI	947.119 _ 997.119	21	251.002.150
XVII	997.120 Y MAS	10	256.920.673
	TOTAL	**430**	**3.467.247.257**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**2.646**	**10.255.229.670**
Jubilado	2.217	8.841.193.550
Pensionado	429	1.414.036.120
Obreros	**3.580**	**14.014.532.220**
Jubilado	2.942	13.334.258.390
Pensionado	638	680.273.830
TOTAL	**6.226**	**24.269.761.890**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración Central	163.330.085.208
02	Gerencias Estatales	6.529.280.386
	TOTAL	**169.859.365.594**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	58.055.617.365
4.02	Materiales y Suministros	1.654.110.249
4.03	Servicios no Personales	17.026.595.508
4.04	Activos Reales	8.295.868.893
4.05	Activos Financieros	500.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	58.621.364.694
4.07	Transferencias	24.957.534.646
4.08	Otros Gastos de Instituciones Descentralizadas	528.274.239
4.98	Rectificaciones al Presupuesto	220.000.000
	TOTAL	**169.859.365.594**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**82.261.686.502**
- Transferencias Para Financiar Gastos Corrientes	24.068.500.000
Ministerio de Infraestructura	
- Recursos Ordinarios	24.068.500.000
- Ingresos por Actividades Propias	6.431.505.269
Venta de Bienes y Servicios	6.431.505.269
- Otros Ingresos Corrientes	51.761.681.233
Ingresos de la Propiedad	
(Intereses Generados de Colocaciones Financieras)	2.734.406.427
Otros (Costos Operativos por el Manejo de la Ley de Política Habitacional)	49.027.274.806
B. Gastos Corrientes	**102.442.132.007**
- Gastos de Consumo	76.736.323.122
Gastos de Personal	58.055.617.365
Materiales y Suministros	1.654.110.249
Servicios No Personales	17.026.595.508
Otros Gastos de Instituciones Descentralizadas	528.274.239
Depreciación y Amortización	528.274.239
- Otros Gastos Corrientes	25.177.534.646
Transferencias	
Otras Transferencias (Jubilados y Pensionados)	24.957.534.646
Rectificaciones al presupuesto	220.000.000
C. Resultado Economico: Desahorro	**20.180.445.505**
II. Cuenta de Capital	
A. Recursos de Capital	**(15.468.681.266)**
- Desahorro en la Cuenta Corriente	(20.180.445.505)
- Transferencias para Financiar Gastos de Capital	4.183.490.000
Programas y Proyectos	
Plan Nacional de Viviendas (PROVIS I)	4.183.490.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	528.274.239
B. Gastos de Capital	**8.295.868.893**
- Activos Reales	7.899.868.893
Repuestos y Reparaciones Mayores	448.728.138
Adquisición de Maquinarias y demás Equipos	441.237.582
Adquisición de Equipos de Transporte, Tracción y Elevación	292.350.000
Obras de Infraestructura – Programas y Proyectos	807.603.131
- Plan Nacional de Viviendas Provis I	4.183.490.000
Estudios y Proyectos para Inversión en Activo Fijo	533.000.000
Conservaciones Ampliaciones y Mejoras	693.460.042
Otros Activos Reales (Adquisición y Expropiación de Tierras y Terrenos)	500.000.000
- Activos Intangibles (Paquetes y Programas de Computación)	396.000.000
C. Resultado Financiero: Déficit	**23.764.550.159**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**82.885.914.853**
- Activos Financieros	82.885.914.853
Disminución de Caja y Bancos	46.650.234.926
Disminución de Cuentas a Cobrar al Ejecutivo Nacional (Aporte Pendiente por Recibir por el Manejo de la Ley de Política Habitacional)	36.235.679.927
B. Aplicaciones Financieras	**82.885.914.853**
- Activos Financieros	500.000.000
Concesión de Préstamos (Préstamos para Adquisición y Mejoras de Viviendas para Empleados)	500.000.000
- Pasivos Financieros	58.621.364.694
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Otras Cuentas y Efectos a Pagar (Cancelación de Deudas a Contratistas y Proveedores)	58.621.364.694
- Déficit Financiero	23.764.550.159

A0714

Instituto Autónomo Consejo Nacional de Vivienda (CONAVI)

INSTITUTO AUTÓNOMO CONSEJO NACIONAL DE LA VIVIENDA (CONAVI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI) es el organismo que tiene la finalidad de asesorar técnicamente al Ejecutivo Nacional en la definición de la Política Habitacional del Estado y elaborar el Plan Nacional de Vivienda y los Planes Anuales Habitacionales que se llevarán a cabo a través de los entes ejecutores públicos y privados en función de las asignaciones presupuestarias del Servicio Autónomo Fondos Integrados de Vivienda (SAFIV) y de otras fuentes disponibles.

El Conavi tiene a su cargo organizar y prestar asistencia técnica habitacional a los diferentes actores que participan en los programas previstos en la Ley, en los aspectos legales, técnico-constructivos, organizativos, administrativos, financieros, urbanísticos, entre otros, relacionados con los procesos de construcción, mejoramiento y ampliación de las viviendas y la ejecución y mantenimiento de obras de infraestructura y servicios.

Le corresponde asimismo, la supervisión de los entes involucrados en la administración de los recursos financieros de los distintos Fondos que integran el Subsistema, así como solicitar y proponer el otorgamiento de incentivos para el desarrollo de los Programas Habitacionales; definir y ejecutar la Política Nacional de Investigación en Vivienda y Hábitat, promover y apoyar la investigación e información sobre vivienda a través de los organismos públicos y privados competentes y establecer mecanismos de información masiva sobre la asistencia habitacional.

Para el ejercicio fiscal 2004, las metas más importantes que el Conavi estima llevar a cabo son las siguientes: realizar 4 informes de evaluación de la ejecución del Plan Nacional de Viviendas, coordinar y ejecutar 359 talleres formativos y asistencia técnica a Alcaldías y Gobernaciones, realizar 8 experticias a Instituciones Financieras y Organismos Públicos Ejecutores y evaluar 359 proyectos para construcciones, remodelaciones, mejoramiento, ampliaciones o adquisiciones de viviendas destinadas a atender los requerimientos de la población.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	7.606.077.593
- Transferencias para Financiar Gastos Corrientes	1.836.500.000
Ministerio de Infraestructura	
- Recursos Ordinarios	1.836.500.000
- Otros Ingresos Corrientes	5.769.577.593
Ingresos por Aportes y Contribuciones (Comisión por Costos Operativos)	5.766.077.593
Ingresos de la Propiedad (Intereses por Dinero en Depósito)	3.500.000
Recursos Financieros	436.000.000
- Activos Financieros	436.000.000
Disminución de Otros Activos Circulantes	436.000.000
TOTAL	8.042.077.593

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	6.747.882.638
- Gastos de Consumo	6.616.461.757
Gastos de Personal	5.482.147.304
Materiales y Suministros	669.885.115
Servicios No Personales	464.429.338
- Otros Gastos Corrientes	131.420.881
Transferencias	
Transferencias Corrientes al Sector Privado	131.420.881
Gastos de Capital	682.373.098
- Activos Reales	682.373.098
Repuestos y Reparaciones Mayores	30.373.098
Adquisición de Maquinarias y demás Equipos	372.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	10.000.000
- Activos Intangibles (Paquetes y Programas de Computación)	270.000.000
Aplicaciones Financieras	611.821.857
- Pasivos Financieros	611.821.857
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Cuentas y Efectos a Pagar a Proveedores	80.000.000
Disminución de Otros Pasivos Circulantes	531.821.857
TOTAL	8.042.077.593

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Coordinar, Supervisar y Evaluar la Ejecución del Plan Nacional de Vivienda	Informe	4
Coordinar y Ejecutar Talleres Formativos y de Asistencia Técnica a Alcaldías y Gobernaciones	Taller	359
Procesar y Hacer Seguimiento de Denuncias y Hechos	Denuncia	3.000
Fiscalizar a Organismos Públicos y a Instituciones Financieras Ejecutores de Programas con Recursos de la Ley y Patronos	Fiscalización	2.307
Emitir Solvencias del Fondo Mutual Habitacional.	Solvencia	5.600
Realizar Experticias a Instituciones Financieras y al Administrador de los Fondos.	Experticia	8
Estudiar los Costos Operativos de las Instituciones Financieras y Administradores de Fondos.	Estudio	2
Instruir, Sustanciar y Preparar Decisiones Sobre Procedimientos Administrativos.	Procedimiento	14
Efectuar Auditorias a los Entes Financieros que Administran Fondos de LPH	Auditoria	5
Realizar Jornadas de Asistencia Técnica a Entidades Federales.	Jornada	23
Evaluar Proyectos para Construcciones, Remodelaciones, Mejoramiento, Ampliaciones o Adquisiciones de Viviendas destinadas a Atender los Requerimientos de la Población	Proyecto	359
Desarrollar la red Cooperativa de Información en Vivienda y Hábitat.	Servicio	1
Coordinar Concursos de Ideas Arquitectónicas en Vivienda.	Concurso	2
Coordinar y Gestionar los Proyectos y Estudios de Investigación.	Proyectos	18

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	223	3.226.728.082
Directivo	38	1.207.984.816
Profesional y Técnico	110	1.485.562.315
Personal Administrativo	57	367.676.043
Obrero	18	165.504.908
Personal Contratado	5	122.320.392
Profesional y Técnico	5	122.320.392
TOTAL	228	3.349.048.474

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	22	134.666.364
VIII	547.111 _ 597.111	8	53.049.072
IX	597.112 _ 647.112	2	15.243.824
X	647.113 _ 697.113	10	82.463.160
XI	697.114 _ 747.114	3	26.818.650
XII	747.115 _ 797.115	2	18.507.168
XIII	797.116 _ 847.116	1	9.827.251
XIV	847.117 _ 897.117	3	32.274.048
XV	897.118 _ 947.118	1	11.362.680
XVI	947.119 _ 997.119	2	23.929.200
XVII	997.120 Y MAS	156	2.775.402.149
	TOTAL	210	3.183.543.566

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	18	165.504.908
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	18	165.504.908

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	6	77.272.481
Jubilado	6	77.272.481
Obreros	2	10.528.400
Jubilado	2	10.528.400
TOTAL	8	87.800.881

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Consejo Nacional de la Vivienda	7.430.255.736
99	Partidas No Asignables a Programas	611.821.857
	TOTAL	8.042.077.593

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	5.482.147.304
4.02	Materiales y Suministros	669.885.115
4.03	Servicios no Personales	464.429.338
4.04	Activos Reales	682.373.098
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	611.821.857
4.07	Transferencias	131.420.881
	TOTAL	8.042.077.593

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
Ingresos Corrientes	7.606.077.593
- Transferencias para Financiar Gastos Corrientes	1.836.500.000
Ministerio de Infraestructura	
- Recursos Ordinarios	1.836.500.000
- Otros Ingresos Corrientes	5.769.577.593
Ingresos por Aportes y Contribuciones (Comisión por Costos Operativos)	5.766.077.593
Ingresos de la Propiedad (Intereses por Dinero en Depósito)	3.500.000
Gastos Corrientes	6.747.882.638
- Gastos de Consumo	6.616.461.757
Gastos de Personal	5.482.147.304
Materiales y Suministros	669.885.115
Servicios No Personales	464.429.338
- Otros Gastos Corrientes	131.420.881
C. Resultado Económico: Ahorro	858.194.955
II. Cuenta de Capital	
A. Recursos de Capital	858.194.955
- Ahorro en la Cuenta Corriente	858.194.955
B. Gastos de Capital	682.373.098
- Activos Reales	412.373.098
Repuestos y Reparaciones Mayores	30.373.098
Adquisición de Maquinarias y demás Equipos	372.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	10.000.000
- Activos Intangibles	270.000.000
C. Resultado Financiero: Superávit	175.821.857
III. Cuenta Financiera	
A. Recursos Financieros	611.821.857
- Activos Financieros	436.000.000
Disminución de Otros Activos Circulantes	436.000.000
- Superávit Financiero	175.821.857
B. Aplicaciones Financieras	611.821.857
- Pasivos Financieros	611.821.857
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Cuentas y Efectos a Pagar a Proveedores	80.000.000
Disminución de Otros Pasivos Circulantes	531.821.857

A0805
Fondo Nacional de Desarrollo Urbano
(FONDUR)

FONDO NACIONAL DE DESARROLLO URBANO (FONDUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

Para el ejercicio fiscal 2004, el Fondo Nacional de Desarrollo Urbano (FONDUR) formula el Presupuesto de Ingresos y Gastos tomando como referencia el Plan de Consolidación de la Construcción y el Programa Nacional de Viviendas, por un monto de Bs. 909.591,6 millones.

El proyecto de Presupuesto está vinculado con los objetivos y los lineamientos generales del Plan de Desarrollo Económico y Social de la Nación 2004-2007 y con los programas y proyectos de inversión planteados por el Ejecutivo Nacional conjuntamente con el Ministerio de Infraestructura.

En este sentido, le corresponde a Fondur, por ser una Organización Pública, del Sector Vivienda, ser el intermediario entre el Estado y la población para llevar a cabo políticas enmarcadas dentro de desarrollo de soluciones habitacionales. Para lo cual tiene responsabilidad en la ejecución del Programa Nacional de Viviendas que contempla los planes siguientes: Plan de Emergencia Nacional de Viviendas, Programa Especial de Viviendas y Programa Nuevas Urbanizaciones de Viviendas de Desarrollo Progresivo; los cuales fueron reprogramados para ejecutar El Plan de Consolidación de la Construcción, así como también el Programa Construcción Nacional de Viviendas; descrito en el Plan Operativo Anual previsto para el ejercicio fiscal 2004.

En efecto, se considera que el objetivo general para el Sector Infraestructura está definido en el Programa Económico del Ejecutivo Nacional y que existe una decidida disposición, en el mencionado plan, a recuperar el papel del Estado en la creación de infraestructuras fundamentales y cubrir necesidades públicas gravemente desatendidas, originando de ese modo, un profundo deterioro en la calidad de vida de la población venezolana.

En tal sentido, el plan de desarrollo económico y social mencionado plantea la recuperación progresiva en la mejora y expansión de los servicios básicos al pueblo venezolano en diversas áreas y le corresponde a FONDUR el desarrollo de programas de viviendas y equipamiento urbano.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	27.193.282.287
- Transferencias para Financiar Gastos Corrientes	290.000.000
Ministerio de Infraestructura	290.000.000
Recursos Ordinarios	290.000.000
- Ingresos por Actividades Propias	15.025.700.000
Ingresos no Tributarios	15.025.700.000
- Otros Ingresos Corrientes	11.877.582.287
Ingresos de la Propiedad	11.877.582.287
(Intereses por Colocaciones y Recuperaciones)	11.877.582.287
Recursos de Capital	78.296.580.000
- Transferencias para Financiar Gastos de Capital	78.214.080.000
Ministerio de Infraestructura	48.000.000.000
- Gestión Fiscal	48.000.000.000
Convenio Integral de Cooperación	48.000.000.000
- Programas y Proyectos	30.214.080.000
Construcción Nacional de Viviendas	30.214.080.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	82.500.000
Recursos Financieros	804.101.790.108
- Activos Financieros	804.101.790.108
Disminución de Caja y Bancos	60.519.185.084
Disminución de Efectos a Cobrar a Corto Plazo	3.403.304.366
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	730.380.000.000
Venta de Títulos y Valores	59.513.566
Disminución de Activos no Circulantes	9.739.787.092
Fondo de Aportes del Sector Público	9.739.787.092
(Rendimiento de los Recursos por L.P.H – Fideicomisos)	9.737.787.092
TOTAL	909.591.652.395

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	27.042.042.282
- Gastos de Consumo	24.237.759.094
Gastos de Personal	19.227.966.043
Materiales y Suministros	932.308.209
Servicios No Personales	3.994.984.842
Otros Gastos de Instituciones Descentralizadas	82.500.000
Depreciación y Amortización	82.500.000
- Otros Gastos Corrientes	2.804.283.188
Transferencias	
Transferencias Corrientes al Sector Privado	1.954.283.188
Pensiones y Jubilaciones	1.954.283.188
Rectificaciones al presupuesto	850.000.000
Gastos de Capital	811.835.823.021
- Activos Reales	811.835.823.021
Repuestos y Reparaciones Mayores	94.900.000
Adquisición de Maquinarias y demás Equipos	655.307.311
Adquisición de Equipos de Transporte, Tracción y Elevación	90.000.000
Obras de Infraestructura - Estudios y Proyectos	810.722.833.868
Otros Activos Reales	272.781.842
Aplicaciones Financieras	70.713.787.092
- Activos Financieros	12.713.787.092
Concesión de Préstamos	12.709.787.092
Adquisición de Acciones y Participaciones de Capital	4.000.000
- Pasivos Financieros	58.000.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	58.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	3.000.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	55.000.000.000
TOTAL	909.591.652.395

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Desarrollo Base Libertador I	Vivienda	657
Desarrollo Base Sucre	Vivienda	778
Colinas del Llano	Vivienda	1.500
Desarrollo Villas del Pilar	Vivienda	150
Altos del sol Amado	Vivienda	595
Desarrollo Terrazas de Santo Domingo	Vivienda	1.050
Desarrollo Ciudad Miranda Etapas I y II	Vivienda	1.557
Plan Nacional de Viviendas	Vivienda	755
Fondo de los Aportes del Sector Público Fondur 1c	Vivienda	10.020
Rendimientos L.P.H. Fideicomisos	Vivienda	487
Convenio Integral de Cooperación	Vivienda	1.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	340	3.554.598.000
Directivo	29	708.412.000
Profesional y Técnico	160	1.928.929.000
Personal Administrativo	89	493.915.000
Obrero	62	423.342.000
Personal Contratado	162	1.375.424.000
Profesional y Técnico	162	1.375.424.000
TOTAL	502	4.930.022.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	28	88.821.000
III	297.106 _ 347.106	2	7.413.000
IV	347.107 _ 397.107	28	124.190.000
V	397.108 _ 447.108	45	228.898.000
VI	447.109 _ 497.109	21	120.088.000
VII	497.110 _ 547.110	36	230.948.000
VIII	547.111 _ 597.111	18	124.711.000
IX	597.112 _ 647.112	42	324.788.000
X	647.113 _ 697.113	34	271.484.000
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	16	150.645.000
XIII	797.116 _ 847.116	23	229.317.000
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	147	2.605.377.000
	TOTAL	440	4.506.680.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	12	73.482.000
VIII	547.111 _ 597.111	44	303.621.000
IX	597.112 _ 647.112	4	29.370.000
X	647.113 _ 697.113	1	8.104.000
XI	697.114 _ 747.114	1	8.765.000
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	62	423.342.000

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	78	1.673.836.790
Jubilado	42	1.033.919.939
Pensionado	36	639.916.851
Obreros	3	74.997.027
Jubilado	2	49.382.871
Pensionado	1	25.614.156
TOTAL	81	1.748.833.817

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	27.643.242.641
02	Adquisición, Habilitación de Tierras y Fomento del Desarrollo Urbano	812.068.276.320
03	Captación y Colocación de Recursos Financieros Promoción y Ventas	11.797.633.434
99	Partidas no Asignables a Programas	58.082.500.000
	TOTAL	909.591.652.395

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	19.227.966.043
4.02	Materiales y Suministros	932.308.209
4.03	Servicios no Personales	3.994.984.842
4.04	Activos Reales	811.835.823.021
4.05	Activos Financieros	12.713.787.092
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	58.000.000.000
4.07	Transferencias	1.954.283.188
4.08	Otros Gastos de Instituciones Descentralizadas	82.500.000
4.98	Rectificaciones al Presupuesto	850.000.000
	TOTAL	909.591.652.395

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	27.193.282.287
- Transferencias Para Financiar Gastos Corrientes Del Sector Público	290.000.000
Ministerio de Infraestructura	290.000.000
- Recursos Ordinarios	290.000.000
- Ingresos por Actividades Propias	15.025.700.000
Ingresos no Tributarios	15.025.700.000
Costos Operativos por Manejo de L.P.H.	15.025.700.000
- Otros Ingresos Corrientes	11.877.582.287
Ingresos de la Propiedad	11.877.582.287
Intereses por Dinero en Depósito	1.243.573.432
Intereses por Títulos y Valores	1.815.748.108
Otros Ingresos de la Propiedad	8.818.260.747
Ingresos Financieros	8.818.260.747
B. Gastos Corrientes	27.042.042.282
- Gastos de Consumo	24.237.759.094
Gastos de Personal	19.227.966.043
Materiales y Suministros	932.308.209
Servicios No Personales	3.994.984.842
Otros Gastos de Instituciones Descentralizadas	82.500.000
Depreciación y Amortización	82.500.000
- Otros Gastos Corrientes	2.804.283.188
Transferencias	1.954.283.188
Transferencias Corrientes al Sector Privado	1.954.283.188
Pensiones y Jubilaciones	1.954.283.188
Rectificaciones al presupuesto	850.000.000
C. Resultado Económico: Ahorro	151.240.005
II. Cuenta de Capital	
A. Recursos de Capital	78.447.820.005
- Ahorro en la Cuenta Corriente	151.240.005
- Transferencias para Financiar Gastos de Capital	78.214.080.000
Ministerio de Infraestructura	48.000.000.000
- Gestión Fiscal	48.000.000.000
Convenio Integral de Cooperación	48.000.000.000
- Ley de Endeudamiento para el Año 2004	30.214.080.000
Programas y Proyectos	30.214.080.000
Construcción Nacional de Viviendas	30.214.080.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	82.500.000
B. Gastos de Capital	811.835.823.021
- Activos Reales	811.835.823.021
Repuestos y Reparaciones Mayores	94.900.000
Adquisición de Maquinarias y demás Equipos	655.307.311
Adquisición de Equipos de Transporte, Tracción y Elevación	90.000.000
Obras de Infraestructura	810.722.833.868
Otros Activos Reales	272.781.842
C. Resultado Financiero: Déficit	(733.388.003.016)

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

III. Cuenta Financiera	
A. Recursos Financieros	804.101.790.108
- Activos Financieros	804.101.790.108
Disminución de Caja y Bancos	60.519.185.084
Disminución de Efectos a Cobrar a Corto Plazo	3.403.304.366
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	730.380.000.000
Venta de Títulos y Valores	59.513.566
Disminución de Otros Activos no Circulantes	9.739.787.092
Fondo de Aportes del Sector Público	9.739.787.092
B. Aplicaciones Financieras	804.101.790.108
- Activos Financieros	12.713.787.092
Concesión de Préstamos	12.709.787.092
Adquisición de Acciones y Participaciones de Capital	4.000.000
- Pasivos Financieros	58.000.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	58.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	3.000.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	55.000.000.000
- Déficit Financiero	733.388.003.016

A0830

Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)

SERVICIO COORDINADO DE TRANSPORTE AÉREO DEL EJECUTIVO NACIONAL (SATA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), tiene como misión fundamental, efectuar operaciones de apoyo aéreo de carácter administrativo, con la finalidad de cubrir las necesidades de transporte que tienen los diferentes organismos que conforman el Ejecutivo Nacional.

En este sentido, la política de cobertura de los servicios prestados por el SATA, está orientada a coordinar la prestación del servicio de transporte aéreo a los funcionarios acreditados en los distintos Ministerios, Procuraduría General de la República, los jefes o Directores de las Oficinas Nacionales y de las máximas autoridades de los órganos de la Administración Pública Descentralizada.

Así mismo, el SATA es el encargado de realizar el mantenimiento general de las aeronaves bajo su adscripción; del adiestramiento del personal de tripulantes de las aeronaves, técnicos aeronáuticos y profesionales operadores de los sistemas asignados y responsables de llevar el inventario del parque aéreo del Ejecutivo Nacional.

Con la finalidad de darle cumplimiento, tanto a su objetivo principal como a la política de cobertura, el SATA tiene programadas para el presente año un total de 4.164 horas de vuelo, distribuidas entre horas de servicio, de entrenamiento y de soporte a otros organismos, así como realizar entrenamiento a 10 pilotos y mecánicos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	4.656.965.000
- Transferencias para Financiar Gastos Corrientes	1.189.700.000
Ministerio de Infraestructura	1.189.700.000
- Recursos Ordinarios	1.189.700.000
- Ingresos por Actividades Propias	3.467.265.000
Venta de Servicios	3.467.265.000
TOTAL	4.656.965.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	3.467.265.000
- Gastos de Consumo	3.467.265.000
Gastos de Personal	477.265.000
Materiales y Suministros	880.000.000
Servicios No Personales	2.110.000.000
Gastos de Capital	1.100.000.000
- Activos Reales	1.065.000.000
Repuestos y Reparaciones Mayores	910.000.000
Adquisición de Maquinarias y demás Equipos	145.000.000
Otros Activos Reales	10.000.000
- Activos Intangibles	35.000.000
Aplicaciones Financieras	89.700.000
- Activos Financieros	89.700.000
Incremento de Caja y Bancos	89.700.000
TOTAL	4.656.965.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Entrenamiento de Pilotos	Cursante	17
Entrenamiento de Aerotécnico	Cursante	10
Mantenimiento de Aeronave	Aeronave	9
Puesta en Marcha del Centro de Instrucción Aeronáutica	Curso	36
Horas de Vuelo de Servicio	Hora	3.664
Horas de Vuelo de Entrenamiento	Hora	250
Horas de Vuelo de Soporte a otros Organismos	Hora	250

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	26	150.696.000
Profesional y Técnico	11	77.940.000
Personal Administrativo	7	45.396.000
Obrero	8	27.360.000
TOTAL	26	150.696.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	8	40.800.000
II	247.105 __ 297.105		
III	297.106 __ 347.106	3	18.900.000
IV	347.107 __ 397.107	4	26.496.000
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	2	20.760.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	1	16.380.000
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	18	123.336.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	8	27.360.000
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	8	27.360.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicio de Transporte Aéreo	4.656.965.000
	TOTAL	4.656.965.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	477.265.000
4.02	Materiales y Suministros	880.000.000
4.03	Servicios no Personales	2.110.000.000
4.04	Activos Reales	1.100.000.000
4.05	Activos Financieros	89.700.000
	TOTAL	4.656.965.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	4.656.965.000
- Transferencias Para Financiar Gastos Corrientes	1.189.700.000
Ministerio de Infraestructura	1.189.700.000
- Recursos Ordinarios	1.189.700.000
- Ingresos por Actividades Propias	3.467.265.000
Venta de Servicios	3.467.265.000
Transporte Aéreo	3.297.265.000
Mantenimiento Aéreo	170.000.000
B. Gastos Corrientes	3.467.265.000
- Gastos de Consumo	3.467.265.000
Gastos de Personal	477.265.000
Materiales y Suministros	880.000.000
Servicios No Personales	2.110.000.000
C. Resultado Económico: Ahorro	1.189.700.000
II. Cuenta de Capital	
A. Recursos de Capital	1.189.700.000
- Ahorro en la Cuenta Corriente	1.189.700.000
B. Gastos de Capital	1.100.000.000
- Activos Reales	1.065.000.000
Repuestos y Reparaciones Mayores	910.000.000
Adquisición de Maquinarias y demás Equipos	145.000.000
Otros Activos Reales	10.000.000
- Activos Intangibles	35.000.000
C. Resultado Financiero: Superávit	89.700.000
III. Cuenta Financiera	
A. Recursos Financieros	89.700.000
- Superávit Financiero	89.700.000
B. Aplicaciones Financieras	89.700.000
- Activos Financieros	89.700.000
Incremento de Caja y Bancos	89.700.000

A0905

Servicio Autónomo de Fondos Integrados de Vivienda (SAFIV)

SERVICIO AUTÓNOMO DE FONDOS INTEGRADOS DE VIVIENDA (SAFIV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Safiv tiene a su cargo la administración y supervisión de los Fondos que conforman el Subsistema de Vivienda y Política Habitacional, los cuales se constituyen en dos regímenes: el Régimen de Capitalización Individual representado por el Fondo Mutual Habitacional y el Régimen de Solidaridad representado por el Fondo de Aportes del Sector Público, asimismo, con los recursos de los beneficiarios de los programas reproductivos del Subsistema de Vivienda y Política Habitacional, se constituyen además el Fondo de Garantía y el Fondo de Rescate. Depende jerárquicamente del Ministerio de Infraestructura y está bajo la responsabilidad de un Consejo de Administración dirigido por el Presidente del Consejo Nacional de la Vivienda, quien ejerce su representación legal en calidad de Director General.

Entre las principales atribuciones del Safiv, destacan las siguientes:

- Ordenar y aprobar los estudios técnicos que garanticen el equilibrio financiero y actuarial del subsistema de Vivienda y Política Habitacional.

- Preparar su Presupuesto de Ingresos y Gastos y autorizar su ejecución una vez aprobado por las instancias competentes.

- Fijar los lineamientos de inversión de los Fondos que administra.

- Elaborar los proyectos de convenios para los fideicomisos de inversión que celebre el Ministerio de Infraestructura.

- Cumplir y hacer cumplir todo lo relacionado con la Certificación de los Estados Financieros de los Fondos que están bajo su responsabilidad.

- Preparar los convenios para constituir los Fideicomisos de Administración previa aprobación del Consejo Nacional de la Vivienda.

Para el ejercicio fiscal 2004, el Safiv estima llevar a cabo las siguientes metas: financiar 84 proyectos del Programa I, atención a los pobladores de las calles (albergues para niños en situación de abandono, hombres, mujeres y ancianos indigentes, cuyo habitat son las calles), 240 proyectos de habilitación física de zonas de barrios y urbanizaciones populares, mejoramiento y ampliación de 216 casas en barrios y urbanizaciones populares, rehabilitación de 216 viviendas populares, construcción de 1.440 viviendas de nuevas urbanizaciones y viviendas de desarrollo progresivo y 48 proyectos de asistencia habitacional a los pueblos y comunidades indígenas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	102.420.452.205
- Transferencias para Financiar Gastos Corrientes	9.375.590.834
Sector Privado	9.375.590.834
- Otros Ingresos Corrientes	93.044.861.371
Ingresos de la Propiedad	
Intereses por Dinero en Depósito	92.724.861.371
Intereses por Colocaciones Financieras	320.000.000
Recursos de Capital	66.335.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	66.335.000
Recursos Financieros	2.248.045.813.412
- Activos Financieros	1.012.700.023.525
Disminución de Cuentas por Cobrar al Ejecutivo Nacional	1.012.700.023.525
- Transferencias	1.235.345.789.887
Aporte del Fondo Mutual Habitacional, de Garantía y Rescate	916.477.789.887
Ministerio de Infraestructura	
Fondo de Aportes del Sector Público	
Ley de Política Habitacional	318.868.000.000
- Recursos Ordinarios	115.499.600.000
- Gestión Fiscal	182.148.400.000
- Otras Fuentes	21.220.000.000
TOTAL	2.350.532.600.617

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	101.562.638.039
- Gastos de Consumo	101.496.303.039
Gastos de Personal	4.043.549.044
Materiales y Suministros	295.937.090
Servicios No Personales	97.156.816.905
Otros Gastos de Instituciones Descentralizadas	66.335.000
Depreciación y Amortización	66.335.000
Gastos de Capital	529.750.000
- Activos Reales	529.750.000
Repuestos y Reparaciones Mayores	63.500.000
Adquisición de Maquinarias y demás Equipos	466.250.000
Aplicaciones Financieras	2.248.440.212.578
- Activos Financieros	2.248.245.612.578
Incremento de Caja y Bancos	199.799.166
Incremento de Otros Activos No Circulantes	2.248.045.813.412
Inversión Financiera	2.248.045.813.412
Fondo Mutual Habitacional, de Garantía y Rescate	916.477.789.887
Fondo de Aportes del Sector Público	1.331.568.023.525
- Pasivos Financieros	194.600.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Cuentas y Efectos a Pagar	194.600.000
TOTAL	2.350.532.600.617

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos del Programa I: Atención a los Pobladores de las Calles.	Fideicomiso	84
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Habilitación Física de Zonas de Barrios.	Fideicomiso	240
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Mejoramiento y Ampliación de Casas en Barrios y Urbanizaciones Populares.	Fideicomiso	216
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Rehabilitación y Viviendas Populares.	Fideicomiso	216
Autorización de la Apertura de Fideicomisos de Administración para el Financiamiento de Proyectos de Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo.	Fideicomiso	1.440
Asistencia Habitacional a los Pueblos y Comunidades Indígenas.	Fideicomiso	48
Asistencia Técnica.	Fideicomiso	96
Fondo de Contingencia.	Fideicomiso	60

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	90	1.707.944.961
Directivo	22	660.831.478
Profesional y Técnico	54	938.541.918
Personal Administrativo	7	58.970.056
Obrero	7	49.601.509
TOTAL	90	1.707.944.961

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	7	55.590.436
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	7	64.165.160
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	69	1.538.587.856
	TOTAL	83	1.658.343.452

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	1	4.830.000
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	6	44.771.509
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	7	49.601.509

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	2.585.585.861
02	Coordinación y Asistencia Técnica	1.880.426.080
03	Servicios de Administración Interna	2.656.101.839
04	Servicios de Administración de Fondos	2.341.130.470.215
05	Servicios de Estudios Técnicos. y Auditoría Financiera	2.280.016.622
	TOTAL	2.350.532.600.617

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.043.549.044
4.02	Materiales y Suministros	295.937.090
4.03	Servicios No Personales	97.156.816.905
4.04	Activos Reales	529.750.000
4.05	Activos Financieros	2.248.245.612.578
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	194.600.000
4.08	Otros Gastos de Instituciones Descentralizadas	66.335.000
	TOTAL	2.350.532.600.617

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	102.420.452.205
- Transferencias para Financiar Gastos Corrientes	9.375.590.834
Sector Privado	9.375.590.834
- Otros Ingresos Corrientes	93.044.861.371
Ingresos de la Propiedad	
Intereses por Dinero en Depósito	92.724.861.371
Intereses por Colocaciones Financieras	320.000.000
Gastos Corrientes	101.562.638.039
- Gastos de Consumo	101.496.303.039
Gastos de Personal	4.043.549.044
Materiales y Suministros	295.937.090
Servicios No Personales	97.156.816.905
Otros Gastos de Instituciones Descentralizadas	66.335.000
Depreciación y Amortización	66.335.000
C. Resultado Económico: Ahorro	857.814.166
II. Cuenta de Capital	
A. Recursos de Capital	924.149.166
- Ahorro en la Cuenta Corriente	857.814.166
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	66.335.000
Gastos de Capital	529.750.000
- Activos Reales	529.750.000
Repuestos y Reparaciones Mayores	63.500.000
Adquisición de Maquinarias y demás Equipos	466.250.000
C. Resultado Financiero: Superávit	394.399.166
III. Cuenta Financiera	
A. Recursos Financieros	2.248.440.212.578
- Activos Financieros	1.012.700.023.525
Disminución de Cuentas por Cobrar al Ejecutivo Nacional	1.012.700.023.525
- Transferencias	1.235.345.789.887
Aporte del Fondo Mutual Habitacional, de Garantía y Rescate	916.477.789.887
Ministerio de Infraestructura	
Fondo de Aportes del Sector Público	
Ley de Política Habitacional	318.868.000.000
- Recursos Ordinarios	115.499.600.000
- Gestión Fiscal	182.148.400.000
- Otras Fuentes	21.220.000.000
- Superávit Financiero	394.399.166
B. Aplicaciones Financieras	2.248.440.212.578
- Activos Financieros	2.248.245.612.578
Incremento de Caja y Bancos	199.799.166
Incremento de Otros Activos No Circulantes	
Inversión Financiera	2.248.045.813.412
Fondo Mutual Habitacional, de Garantía y Rescate	916.477.789.887
Fondo de Aportes del Sector Público	1.331.568.023.525
- Pasivos Financieros	194.600.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Cuentas y Efectos a Pagar	194.600.000

A0932
Instituto Autónomo de Espacios Acuáticos
(INEA)

INSTITUTO AUTÓNOMO DE LOS ESPACIOS ACUÁTICOS (INEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La formulación del Proyecto de Presupuesto para el año 2004, se fundamentó básicamente en los lineamientos emitidos por las máximas autoridades de la Institución, en función de continuar las operaciones con destacada eficiencia en la prestación de los servicios públicos, que lo convierta en el ente dinamizador del espacio acuático del país, todo ello en concordancia con las políticas del Ejecutivo Nacional, para lo cual se ha presentado un presupuesto que asciende a la cantidad de Bs. 41.226,3 millones.

En este sentido, la Institución se ha planteado las siguientes premisas.

- Consolidación de la plataforma tecnológica.

- Fomento de los planes de desarrollo para el sector, propiciando en particular los proyectos de modernización de la infraestructura acuática del país.

- Aplicación de la política naviera y portuaria del Estado, a fin de adaptarlo a las nuevas exigencias del país.

- Regulación y actualización de las tarifas aplicadas a los servicios conexos al sector acuático.

- Continuar con la implementación de normas y procedimientos del registro Naval Venezolano, de acuerdo a lo contemplado en la Ley General de Marina y Actividades conexas.

Promoción de las actividades de investigación científicas y tecnológicas del sector, a los efectos de optimizar la función en los espacios acuáticos y fortalecer la modernización tecnológica en la Institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	41.030.334.000
- Ingresos por Actividades Propias	38.930.334.000
Ingresos no Tributarios	38.930.334.000
- Otros Ingresos Corrientes	2.100.000.000
Ingresos de la Propiedad	2.100.000.000
Recursos de Capital	196.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	196.000.000
TOTAL	41.226.334.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	26.618.382.607
- Gastos de Consumo	26.549.982.607
Gastos de Personal	20.210.487.999
Materiales y Suministros	1.865.117.856
Servicios No Personales	4.278.376.752
Otros Gastos de Instituciones Descentralizadas	196.000.000
Depreciación y Amortización	196.000.000
- Otros Gastos Corrientes	68.400.000
Transferencias	68.400.000
Transferencias Corrientes al Sector Privado	68.400.000
Gastos de Capital	2.845.617.000
- Activos Reales	2.830.617.000
Repuestos y Reparaciones Mayores	560.616.960
Adquisición de Maquinarias y demás Equipos	60.000.040
Adquisición de Equipos de Transporte, Tracción y Elevación	920.000.000
Obras de Infraestructura - Estudios y Proyectos	1.290.000.000
- Activos Intangibles	15.000.000
Aplicaciones Financieras	11.762.334.393
- Activos Financieros	11.013.655.504
Incremento de Caja y Bancos	11.013.655.504
- Pasivos Financieros	748.678.889
Servicio de la Deuda Pública y Disminución de otros Pasivos	748.678.889
Disminución de Cuentas y Efectos a Pagar a Proveedores	538.678.889
Disminución de Otros Pasivos no Circulantes	210.000.000
TOTAL	41.226.334.000

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Inscripción de Registro Naval de Buques	Buque	990
Optimizar la Operatividad de la Infraestructura Acuática en el Ejercicio de la Actividad	H/h	138.000
Control de Gestión de la Actividad Portuaria	Inspección	390
Minimizar el Derrame de Sustancias que Contaminen el Medio Ambiente Acuático	Derrame	10
Actualizar el Archivo de la Gente de Mar	Expediente	2.880
Control de la Gestión de los Centros e Institutos de Educación Náutica	Inspección	72
Inspección y Certificaciones de Buques de Bandera Nacional	Inspección	2.790
Control de Asistencia de la Navegación Acuática: Pilotaje, Remolcadores y Lanchaje	Factura	48.000
Vigilancia, Prevención y Administración de Emergencia	Inspección	36.000
Evaluación de la Vialidad de los Proyectos	Proyectos	60
Realizar Promoción del Fondo Acuático	Informes	14
Suscripción de Contratos	Contratos	50

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	300	3.597.999.175
Directivo	137	2.628.841.100
Profesional y Técnico	81	660.013.050
Personal Administrativo	82	309.145.025
TOTAL	300	3.597.999.175

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	12	35.582.826
II	247.105 __ 297.105	5	15.240.387
III	297.106 __ 347.106	39	145.253.373
IV	347.107 __ 397.107	26	113.069.250
V	397.108 __ 447.108	1	5.040.104
VI	447.109 __ 497.109	5	28.107.423
VII	497.110 __ 547.110	2	12.401.258
VIII	547.111 __ 597.111	33	221.881.895
IX	597.112 __ 647.112	1	7.320.456
X	647.113 __ 697.113	1	7.920.350
XI	697.114 __ 747.114	6	51.369.395
XII	747.115 __ 797.115	3	27.315.450
XIII	797.116 __ 847.116	1	9.700.210
XIV	847.117 __ 897.117	28	288.960.420
XV	897.118 __ 947.118	27	301.320.150
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	110	2.327.516.228
	TOTAL	300	3.597.999.175

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales de Apoyo	36.691.424.212
02	Ingeniería y Seguridad Integral	2.268.881.788
03	Operaciones	754.498.000
04	Capitanías de Puerto	1.462.630.000
05	Fondo Acuático	48.900.000
	TOTAL	41.226.334.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	20.210.487.999
4.02	Materiales y Suministros	1.865.117.856
4.03	Servicios no Personales	4.278.376.752
4.04	Activos Reales	2.845.617.000
4.05	Activos Financieros	11.013.655.504
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	748.678.889
4.07	Transferencias	68.400.000
4.08	Otros Gastos de Instituciones Descentralizadas	196.000.000
	TOTAL	41.226.334.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	41.030.334.000
- Ingresos por Actividades Propias	38.930.334.000
Ingresos no Tributarios	38.930.334.000
Ingresos por tasas	38.930.334.000
- Otros Ingresos Corrientes	2.100.000.000
Ingresos de la Propiedad	2.100.000.000
Intereses por Dinero en Depósito	2.100.000.000
B. Gastos Corrientes	26.618.382.607
- Gastos de Consumo	26.549.982.607
Gastos de Personal	20.210.487.999
Materiales y Suministros	1.865.117.856
Servicios No Personales	4.278.376.752
Otros Gastos de Instituciones Descentralizadas	196.000.000
Depreciación y Amortización	196.000.000
- Otros Gastos Corrientes	68.400.000
Transferencias	68.400.000
Transferencias Corrientes al Sector Privado	68.400.000
(Convenios Internacionales con la Organización Marítima Internacional y la Organización de Estados Americanos)	68.400.000
C. Resultado Económico: Ahorro	14.411.951.393

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

II. Cuenta de Capital	
A. Recursos de Capital	14.607.951.393
- Ahorro en la Cuenta Corriente	14.411.951.393
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	196.000.000
B. Gastos de Capital	2.845.617.000
- Activos Reales	2.830.617.000
Repuestos y Reparaciones Mayores	560.616.960
Adquisición de Maquinarias y demás Equipos	60.000.040
Adquisición de Equipos de Transporte, Tracción y Elevación	920.000.000
Obras de Infraestructura	1.290.000.000
- Activos Intangibles	15.000.000
C. Resultado Financiero: Superávit	11.762.334.393
III. Cuenta Financiera	
A. Recursos Financieros	11.762.334.393
- Superávit Financiero	11.762.334.393
B. Aplicaciones Financieras	11.762.334.393
- Activos Financieros	11.013.655.504
Incremento de Caja y Bancos	11.013.655.504
- Pasivos Financieros	748.678.889
Servicio de la Deuda Pública y Disminución de otros Pasivos	748.678.889
Disminución de Cuentas y Efectos a Pagar a Proveedores	538.678.889
Disminución de Otros Pasivos no Circulantes	210.000.000

A0939
Instituto Nacional de Aviación Civil (I.N.A.C.)

INSTITUTO NACIONAL DE AVIACIÓN CIVIL (I.N.A.C.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Aviación Civil fue creado mediante Decreto N° 1.446 de fecha 18 de septiembre del 2001, publicado en Gaceta Oficial N° 37.293 de fecha 28 de septiembre del 2001 y es en el Ejercicio Fiscal 2003 que se dá el inicio de sus operaciones administrativas, económicas y financieras, las cuales servirán para consolidar su objetivo de aplicar y garantizar el adecuado funcionamiento de los procesos de apoyo a las actividades que permitan la seguridad, control y supervisión de las operaciones aéreas que se realicen en el país, preservando las inversiones realizadas en la infraestructura aeroportuaria y de navegación aérea.

Entre los principales objetivos programados del organismo, se mencionan los siguientes:

- Consolidación de la plataforma tecnológica del INAC, a fin de responder a las exigencias operativas y administrativas del Instituto permitiendo el manejo seguro y oportuno de la información.

- Fomento de los planes de desarrollo para el sector aeronáutico; propiciando los proyectos de construcción de torres de control, cuarteles de bomberos y demarcación de pistas de los aeropuertos.

- Análisis y publicación de las estadísticas del sector aéreo, a fin de mantener una información veraz y oportuna para la toma de decisiones y consulta de terceros.

- Capacitación y desarrollo del capital humano en áreas técnicas y profesionales.

- Participación en eventos internacionales relacionados con la materia aeronáutica, por intermedio de la representación oficializada para tal fin, permitiendo dar apoyo a los procesos de integración y a las fórmulas comunitarias para la solución de problemas en el sector.

El Presupuesto para el ejercicio Fiscal 2004, se estimó en Bs. 57.524,9 millones, formulándose en función de los lineamientos de los entes rectores en la materia. De la misma forma se tomó en cuenta la estrategia planteada por la alta gerencia del INAC, de lograr el fortalecimiento en las operaciones del Instituto, con la premisa de eficiencia en la prestación de los servicios públicos, que lo convierta en el dinamizador del sector aeronáutico del país.

En este sentido, ha programado realizar 100 cursos de capacitación y adiestramiento al personal aeronáutico, 20 reuniones con las organizaciones rectoras de la aeronáutica civil internacional, 95.180 rutinas de mantenimiento preventivo de equipos existentes y 27.600 rutinas de mantenimiento correctivo de los mismos, reparación de 8.600 M2 en aeropuertos nacionales, certificación de líneas aéreas, entrega de licencias aeronáuticas, 105 inspecciones a centros de instrucción, aeródromos y operadores aéreos, elaboración de normas técnicas, entrega de certificación de aeropuertos en materia de seguridad aeronáutica, dotación de 102 equipos de búsqueda y salvamento a los centros SAR de incendios y adquisición de 18 equipos contra incendios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	32.059.832.386
- Ingresos por Actividades Propias	32.059.832.386
Venta de Servicios (Ingresos por Tasas Aeroportuarias)	32.059.832.386
Recursos de Capital	21.525.038.566
- Transferencias para Financiar Gastos de Capital	20.917.440.000
Programas y Proyectos	
Modernización de Aeropuertos Control de Tráfico Aéreo	20.917.440.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	607.598.566
Recursos Financieros	3.940.070.294
- Activos Financieros	3.940.070.294
Disminución de Caja y Bancos	3.940.070.294
TOTAL	57.524.941.246

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	28.461.779.905
- Gastos de Consumo	26.418.020.039
Gastos de Personal	13.001.532.000
Materiales y Suministros	2.775.218.719
Servicios No Personales	10.641.269.320
Otros Gastos de Instituciones Descentralizadas	607.598.566
Depreciación y Amortización	607.598.566
- Otros Gastos Corrientes	1.436.161.300
Transferencias	
Transferencias Corrientes al Sector Privado	
Donaciones a Personas	12.000.000
Otras Transferencias	
(Aporte a la Organización de Aviación Civil Internacional)	1.424.161.300
Gastos de Capital	28.556.774.141
- Activos Reales	21.618.834.141
Repuestos y Reparaciones Mayores	2.005.672.081
Adquisición de Maquinarias y demás Equipos	5.404.523.100
Adquisición de Equipos de Transporte, Tracción y Elevación	596.400.000
Obras de Infraestructura	85.600.000
Estudios y Proyectos Para Inversión en Activo Fijo	50.000.000
Conservaciones Ampliaciones y Mejoras	398.354.660
Otros Activos Reales (Adquisición del Equipo Bery Omnidireccional Rang (BOR), para la Emisión de Señales de Ruta a las Aeronaves)	13.078.284.300
- Activos Intangibles (Sistemas de Computación para el Control del Tráfico Aéreo)	6.937.940.000
Aplicaciones Financieras	506.387.200
- Pasivos Financieros	506.387.200
Servicio de la Deuda Pública y Disminución de otros Pasivos	
Disminución de Otras Cuentas y Efectos a Pagar	
(Cancelación de Aporte pendiente a la Organización de Aviación Civil Internacional)	506.387.200
TOTAL	57.524.941.246

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Capacitar y Adiestrar al Personal Aeronáutico en los Avances Tecnológicos de la Aviación Civil	Curso	100
Reuniones con las Organizaciones Rectoras de la Aeronáutica Civil en el Exterior	Reunión	20
Mantenimiento Preventivo de los Equipos Existentes	Rutina	95.180
Mantenimiento Correctivo de los Equipos Existentes	Rutina	27.600
Reparaciones Aeropuertos Nacionales	M2	8.600
Otorgamiento de Certificación de Líneas Aéreas	Certificado	5
Otorgamiento de Licencias Aeronáuticas	Licencia	1.072
Inspección a Centros de Instrucción, Aeródromos, Operadores Aéreos	Inspección	105
Elaboración de Normas Técnicas	Publicación	25
Otorgamiento de Certificación de Aeropuertos en Materia de Seguridad Aeronáutica	Certificado	72
Dotación de Equipos de Búsqueda y Salvamento a los Centros SAR	Equipo	102
Dotación de Equipos contra Incendios	Equipo	18

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	317	3.356.000.000
Directivo	25	1.276.000.000
Profesional y Técnico	152	1.346.000.000
Personal Administrativo	40	240.000.000
Obrero	100	494.000.000
TOTAL	317	3.356.000.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	40	240.000.000
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	152	1.346.000.000
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	25	1.276.000.000
	TOTAL	217	2.862.000.000

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	100	494.000.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	100	494.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios de Dirección, Supervisión y Apoyo	25.355.719.680
02	Seguridad y Servicios Aeronáuticos	29.581.295.000
03	Servicios de Salvamento	1.473.940.800
99	Partidas No Asignables a Programas	1.113.985.766
	TOTAL	57.524.941.246

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	13.001.532.000
4.02	Materiales y Suministros	2.775.218.719
4.03	Servicios no Personales	10.641.269.320
4.04	Activos Reales	28.556.774.141
4.06	Servicio de la Deuda Publica y Disminución de Otros Pasivos	506.387.200
4.07	Transferencias	1.436.161.300
4.08	Otros Gastos de Instituciones Descentralizadas	607.598.566
	TOTAL	57.524.941.246

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	32.059.832.386
- Ingresos por Actividades Propias	32.059.832.386
Venta de Servicios (Ingresos por Tasas Aeroportuarias)	32.059.832.386
B. Gastos Corrientes	28.461.779.905
- Gastos de Consumo	26.418.020.039
Gastos de Personal	13.001.532.000
Materiales y Suministros	2.775.218.719
Servicios No Personales	10.641.269.320
Otros Gastos de Instituciones Descentralizadas	607.598.566
Depreciación y Amortización	607.598.566
- Otros Gastos Corrientes	1.436.161.300
Transferencias	
Transferencias Corrientes al Sector Privado	
Donaciones a Personas	12.000.000
Otras Transferencias	
(Aporte a la Organización de Aviación Civil Internacional)	1.424.161.300
C. Resultado Económico: Ahorro	3.598.052.481
II. Cuenta de Capital	
A. Recursos de Capital	25.123.091.047
- Ahorro en la Cuenta Corriente	3.598.052.481
- Transferencias para Financiar Gastos de Capital	20.917.440.000
Programas y Proyectos	
Modernización de Aeropuertos Control de Tráfico Aéreo	20.917.440.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	607.598.566
B. Gastos de Capital	28.556.774.141
- Activos Reales	21.618.834.141
Repuestos y Reparaciones Mayores	2.005.672.081
Adquisición de Maquinarias y demás Equipos	5.404.523.100
Adquisición de Equipos de Transporte, Tracción y Elevación	596.400.000
Obras de Infraestructura	85.600.000
Estudios y Proyectos para Inversión en Activo Fijo	50.000.000
Conservaciones Ampliaciones y Mejoras	398.354.660
Otros Activos Reales (Adquisición del Equipo Bery Omnidireccional Rang (BOR), para la Emisión de Señales de Ruta a las Aeronaves)	13.078.284.300
- Activos Intangibles (Sistemas de Computación para el Control del Tráfico Aéreo)	6.937.940.000
C. Resultado Financiero: Déficit	(3.433.683.094)
III. Cuenta Financiera	
A. Recursos Financieros	3.940.070.294
- Activos Financieros	3.940.070.294
Disminución de Caja y Bancos	3.940.070.294
B. Aplicaciones Financieras	3.940.070.294
- Pasivos Financieros	506.387.200
Servicio de la Deuda Pública y Disminución de otros Pasivos	506.387.200
Disminución de Otras Cuentas y Efectos a Pagar	
(Cancelación de Aporte pendiente a la Organización de Aviación Civil Internacional)	506.387.200
- Déficit Financiero	3.433.683.094

A0940
Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)

INSTITUTO NACIONAL DE TRÁNSITO Y TRANSPORTE TERRESTRE (INTTT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Tránsito y Transporte Terrestre (INTTT), tiene como función principal velar por el establecimiento de normas que regulen el fortalecimiento del sector transporte y comunicación dentro del Estado, para ello busca los mecanismos de coordinación y homologación de las policías con competencia para el control y vigilancia del tránsito y transporte terrestre.

En este sentido, tiene bajo su responsabilidad absoluta, expedir y regular el otorgamiento de licencias para conducir, así como las placas identificatorias de vehículos destinados al uso público y privado.

Para el presente año la Institución tiene previsto un proyecto de presupuesto que asciende a la cantidad de Bs. 120.237,6 millones.

Es importante señalar que el INTTT, tiene previsto la realización de inversiones destinadas a continuar con la modernización y automatización de los sistemas informáticos, con miras a reducir el tiempo de respuesta a los usuarios, logrando el equipamiento idóneo para el funcionamiento eficaz, que se requiere.

Para lograr un óptimo desempeño de las funciones se establecerá como canales de comercialización del Instituto Nacional de Transporte y Tránsito Terrestre, las inspectorías y centros integrales existentes para la atención al público.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	118.638.386.917
- Transferencias para Financiar Gastos Corrientes	57.050.000.000
Ministerio de Infraestructura	57.050.000.000
- Recursos ordinarios	57.050.000.000
- Ingresos por Actividades Propias	54.593.967.078
Venta de Servicios	6.326.940.320
Ingresos no Tributarios	48.267.026.758
- Otros Ingresos Corrientes	6.994.419.839
Otros	6.994.419.839
Recursos de Capital	1.599.224.344
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.599.224.344
TOTAL	120.237.611.261

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	104.091.307.830
- Gastos de Consumo	103.978.015.830
Gastos de Personal	80.532.314.554
Materiales y Suministros	8.377.490.403
Servicios No Personales	13.468.986.529
Otros Gastos de Instituciones Descentralizadas	1.599.224.344
Depreciación y Amortización	1.599.224.344
- Otros Gastos Corrientes	113.292.000
Transferencias	113.292.000
Transferencias Corrientes al Sector Privado	101.292.000
Otras Transferencias	12.000.000
Gastos de Capital	15.884.712.550
- Activos Reales	12.258.712.550
Adquisición de Maquinarias y demás Equipos	3.791.950.750
Adquisición de Equipos de Transporte, Tracción y Elevación	239.960.000
Obras de Infraestructura - Estudios y Proyectos	8.000.000.000
Otros Activos Reales	226.801.800
- Activos Intangibles	3.626.000.000
Aplicaciones Financieras	261.590.881
- Activos Financieros	61.590.881
Incremento de Caja y Bancos	61.590.881
- Pasivos Financieros	200.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	200.000.000
Disminución de Otros Pasivos no Circulantes	200.000.000
TOTAL	120.237.611.261

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Derecho a Examen	Examen	278.457
Expedición, Renovación y Revalida de Licencias	Licencia	618.681
Derecho de Registro y Traspaso	Registro	401.365
Derecho de Placas Identificatoria	Placa	542.879
Derecho de Revisión Anual de Vehículos	Revisión	42.000
Derecho de Remoción o Arrastre de Vehículos	Autorización	4.786
Derecho por Estacionamiento de Vehículos	Autorización	1
Copia de Documentos	Copia	26
Otros Tipos de Tasas	Autorización	12.519
Ingeniería ventas de Bienes y Servicios de Administración Pública	Servicio	1.489.890

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	5.970	29.776.607.000
Directivo	32	846.297.000
Profesional y Técnico	118	1.167.703.000
Personal Administrativo	718	4.170.562.000
Personal Militar	5.067	23.443.338.000
. Personal de Carrera	5.067	23.443.338.000
Obrero	35	148.707.000
Personal Contratado	155	782.124
Profesional y Técnico	155	782.124
TOTAL	6.125	29.777.389.124

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.481.000
II	247.105 _ 297.105	23	69.159.000
III	297.106 _ 347.106	1.793	6.765.841.881
IV	347.107 _ 397.107	2.261	9.994.868.019
V	397.108 _ 447.108	445	2.211.469.000
VI	447.109 _ 497.109	1.108	6.519.412.926
VII	497.110 _ 547.110	10	62.679.000
VIII	547.111 _ 597.111	145	964.067.000
IX	597.112 _ 647.112	26	195.833.000
X	647.113 _ 697.113	29	238.798.000
XI	697.114 _ 747.114	43	364.476.000
XII	747.115 _ 797.115	54	511.091.000
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	35	361.623.000
XV	897.118 _ 947.118	39	434.040.000
XVI	947.119 _ 997.119	3	35.374.000
XVII	997.120 Y MAS	75	897.469.298
	TOTAL	6.090	29.628.682.124

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	1	2.429.000
II	247.105 __ 297.105	6	19.447.000
III	297.106 __ 347.106	25	101.494.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114	3	25.337.000
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	35	148.707.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios de Apoyo	1.151.637.336
02	Investigación y Tecnología	42.382.700.055
03	Registro y Regulación de Tránsito y Transporte	17.992.458.645
04	Servicios de Vigilancia	57.050.000.000
99	Partidas no Asignables a Programas	1.660.815.225
	TOTAL	120.237.611.261

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	80.532.314.554
4.02	Materiales y Suministros	8.377.490.403
4.03	Servicios no Personales	13.468.986.529
4.04	Activos Reales	15.884.712.550
4.05	Activos Financieros	61.590.881
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	200.000.000
4.07	Transferencias	113.292.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.599.224.344
	TOTAL	120.237.611.261

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	118.638.386.917
- Transferencias Para Financiar Gastos Corrientes	57.050.000.000
Ministerio de Infraestructura	57.050.000.000
- Ingresos por Actividades Propias	54.593.967.078
Venta de Servicios	6.326.940.320
Ingresos no Tributarios	48.267.026.758
Ingresos no tributarios	48.267.026.758
- Otros Ingresos Corrientes	6.994.419.839
Ingresos por Colocaciones Financieras	6.994.419.839
B. Gastos Corrientes	104.091.307.830
- Gastos de Consumo	103.978.015.830
Gastos de Personal	80.532.314.554
Materiales y Suministros	8.377.490.403
Servicios No Personales	13.468.986.529
Otros Gastos de Instituciones Descentralizadas	1.599.224.344
Depreciación y Amortización	1.599.224.344
- Otros Gastos Corrientes	113.292.000
Transferencias	113.292.000
Transferencias Corrientes al Sector Privado	101.292.000
Transferencias corrientes al sector privado	101.292.000
Otras Transferencias	12.000.000
C. Resultado Económico: Ahorro	14.547.079.087

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

II. Cuenta de Capital	
A. Recursos de Capital	16.146.303.431
- Ahorro en la Cuenta Corriente	14.547.079.087
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.599.224.344
B. Gastos de Capital	15.884.712.550
- Activos Reales	12.258.712.550
Adquisición de Maquinarias y demás Equipos	3.791.950.750
Adquisición de Equipos de Transporte, Tracción y Elevación	239.960.000
Obras de Infraestructura	8.000.000.000
Otros Activos Reales	226.801.800
- Activos Intangibles	3.626.000.000
C. Resultado Financiero: Superávit	261.590.881
III. Cuenta Financiera	
A. Recursos Financieros	261.590.881
- Superávit Financiero	261.590.881
B. Aplicaciones Financieras	261.590.881
- Activos Financieros	61.590.881
Incremento de Caja y Bancos	61.590.881
- Pasivos Financieros	200.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	200.000.000
Disminución de Otros Pasivos no Circulantes	200.000.000

Ministerio de Planificación y Desarrollo

A0015
Corporación de Desarrollo de la Región Central (CORPOCENTRO)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN CENTRAL (CORPOCENTRO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Corporación de Desarrollo de la Región Central (CORPOCENTRO), fue creada por Decreto publicado en Gaceta Oficial número 2.895, de fecha 28-12-81, donde se establece que el objetivo principal es promover el desarrollo integral de la Región Central, mediante la promoción del desarrollo estratégico e integral de los Estados Aragua, Carabobo y Cojedes. Es importante señalar que en el año 2000, siguiendo directrices del Ministerio de Adscripción, se amplió el ámbito funcional de la Corporación incluyéndose el Distrito Capital y los Estados Miranda y Vargas.

Para el año 2004, CORPOCENTRO estima ingresos totales por Bs. 2.241,0 millones, los cuales se destinarán a promover mejoras en la calidad de vida y bienestar de los habitantes de la Región Central, mediante la planificación y coordinación de un desarrollo armónico y sustentable.

Los ingresos de la Corporación estarán constituidos: por un Aporte del Ejecutivo Nacional a través del Ministerio de Planificación y Desarrollo por Bs. 2.123,4 millones (94,8%); Ingresos por Venta de Bienes y Servicios por Bs. 49,0 millones (2,2%); recursos por transacciones financieras por Bs. 47,6 millones (2,1%); del fondo de depreciación Bs. 20,0 millones (0,9%) y por otros ingresos corrientes Bs. 1,0 millones.

Para el logro de sus objetivos la Corporación destinará Bs. 2.124,0 millones, (94,8%) para el gasto corriente, Bs. 65,4 millones (2,9%) para erogaciones de capital, para disminución de pasivos Bs. 47,6 millones (2,1%) y para la adquisición de otras inversiones financieras Bs. 4,0 millones.

En concordancia con los criterios de austeridad y racionalidad del gasto, la Corporación orientará recursos hacia aquellos programas prioritarios que ayuden a impulsar el desarrollo de la Región Central en consonancia con el Plan de Desarrollo Regional, el Plan Nacional de Desarrollo Económico y Social 2001-2007 y los lineamientos del Ministerio de Planificación y Desarrollo.

Dentro de las principales metas de CORPOCENTRO, se encuentran: Apoyo a los Consejos Locales de Planificación Pública y a los Consejos Estadales de Coordinación de Políticas Públicas, a fin de lograr su fortalecimiento en la Región Central; creación de oficinas únicas de coordinación de las Zonas Económicas de Desarrollo Sustentable (ZEDES); asistencia técnica a las empresas relacionadas con la economía social; capacitación al sector productivo de la región central; desarrollo del programa de información industrial para la inteligencia global competitiva (SIIGC); explotación de las concesiones mineras Carbocentro I y Grafito I; plan de desarrollo regional; comercialización de alevines; entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.173.413.286**
- Transferencias para Financiar Gastos Corrientes	2.123.413.286
Del Sector Público	2.123.413.286
Ministerio de Planificación y Desarrollo	2.123.413.286
Recursos Ordinarios	1.393.606.713
Gestión Fiscal	586.143.872
Otras Fuentes de Financiamiento	143.662.701
- Ingresos por Actividades Propias	49.000.000
Venta de Bienes	49.000.000
- Otros Ingresos Corrientes	1.000.000
Otros	1.000.000
Recursos de Capital	**20.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.000.000
Recursos Financieros	**47.628.010**
- Activos Financieros	47.628.010
Disminución de Caja y Bancos	47.628.010
TOTAL	**2.241.041.296**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.124.027.846**
- Gastos de Consumo	2.043.712.846
Gastos de Personal	1.615.566.616
Materiales y Suministros	95.985.190
Servicios No Personales	312.161.040
Otros Gastos de Instituciones Descentralizadas	20.000.000
Depreciación y Amortización	20.000.000
- Otros Gastos Corrientes	80.315.000
Transferencias	80.315.000
Transferencias Corrientes al Sector Privado	80.315.000
Gastos de Capital	**65.385.440**
- Activos Reales	57.680.000
Adquisición de Maquinarias y demás Equipos	37.260.000
Adquisición de Equipos de Transporte, Tracción y Elevación	20.000.000
Otros Activos Reales	420.000
- Activos Intangibles	7.705.440
Aplicaciones Financieras	**51.628.010**
- Activos Financieros	4.000.000
Adquisición de Otras Inversiones Financieras	4.000.000
- Pasivos Financieros	47.628.010
Servicio de la Deuda Pública y Disminución de otros Pasivos	47.628.010
Disminución de Cuentas y Efectos a Pagar a Proveedores	11.314.642
Disminución de Cuentas a Pagar por Retenciones Laborales	10.000.000
Disminución de Otras Cuentas y Efectos a Pagar	10.000.000
Disminución de Otros Pasivos no Circulantes	16.313.368
TOTAL	**2.241.041.296**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Capacitación en servicios de gobierno en línea trámites electrónicos	Taller	12
Servicios de información para la comunidad	Informe	12
Programas y proyectos productivos ejecutados en la Región Central	Informe	12
Oficinas únicas de coordinación de las ZEDES	Oficina	2
Asistencia técnica a las empresas de la economía social	Informe	2
Capacitación al sector productivo de la Región Central	Evento	20
Programa de información industrial para la inteligencia global competitiva (SIIGC)	Informe	12
Red turística del Estado Aragua	Asesoría.	12
Explotación de las concesiones Carbocentro I y Grafito I	Permiso	4
Plan de desarrollo minero regional	Plan	2
Plan de extensión acuícola de la Región Central	Informe	12
Plan de desarrollo regional	Informe	4
Apoyo a los CLPP y a los CEPCPP para su fortalecimiento en la Región Central	Taller	8
Anuarios Estadísticos Imagen y Cifras, año 2002-2003	Documento	3
Sistema para el cálculo de los indicadores sectoriales para la planificación	Sistema	1
Directorio de establecimientos industriales, comerciales y de servicios registrados	Documento	3
Seguimiento de los planes operativos y planes de inversión de los organismos públicos de la Región Central	Evento	18
Sistema de coordinación, evaluación, seguimiento y control de gestión de CORPOCENTRO	Informe	4
Campaña comunicacional integral	Evento	3
Producción de semillas (alevines) de especies piscícolas en el Centro Acuícola El Pao	Alevin	150.000
Comercialización de alevines	Alevin	50.000
Asistencia Técnica a empresas	Asesoría	50

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**102**	**546.245.500**
Directivo	7	74.828.300
Profesional y Técnico	50	317.487.500
Personal Administrativo	21	74.858.900
Obrero	24	79.070.800
Personal Contratado	**18**	**74.691.064**
Profesional y Técnico	14	70.691.064
Obrero	4	4.000.000
TOTAL	**120**	**620.936.564**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	23	74.514.500
III	297.106 __ 347.106		
IV	347.107 __ 397.107	11	49.853.964
V	397.108 __ 447.108		
VI	447.109 __ 497.109	18	101.242.500
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	15	99.690.100
IX	597.112 __ 647.112	14	103.803.100
X	647.113 __ 697.113		
XI	697.114 __ 747.114	4	33.933.500
XII	747.115 __ 797.115	1	9.388.300
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	4	40.778.400
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119	1	11.698.000
XVII	997.120 Y MAS	1	12.963.400
	TOTAL	**92**	**537.865.764**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	27	78.051.200
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	1	5.019.600
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**28**	**83.070.800**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**13**	**80.315.000**
Jubilado	11	66.200.000
Pensionado	2	14.115.000
TOTAL	**13**	**80.315.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación Superior de Apoyo	709.371.672
02	Promoción y Coordinación de Desarrollo Regional	331.815.524
03	Sector Agrícola	69.121.090
14	Seguridad Social	1.063.105.000
15	Gastos no Clasificados Sectorialmente	67.628.010
	TOTAL	**2.241.041.296**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.615.566.616
4.02	Materiales y Suministros	95.985.190
4.03	Servicios no Personales	312.161.040
4.04	Activos Reales	65.385.440
4.05	Activos Financieros	4.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	47.628.010
4.07	Transferencias	80.315.000
4.08	Otros Gastos de Instituciones Descentralizadas	20.000.000
	TOTAL	**2.241.041.296**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.173.413.286**
- Transferencias Para Financiar Gastos Corrientes	2.123.413.286
Del Sector Público	2.123.413.286
De la Administración Central	2.123.413.286
Ministerio de Planificación y Desarrollo	2.123.413.286
Recursos Ordinarios	1.393.606.713
Gestión Fiscal	586.143.872
Otras Fuentes de Financiamiento	143.662.701
- Ingresos por Actividades Propias	49.000.000
Venta de Bienes	49.000.000
Venta de Bienes y Servicios	49.000.000
- Otros Ingresos Corrientes	1.000.000
Otros	1.000.000
Ingresos Varios	1.000.000
B. Gastos Corrientes	**2.124.027.846**
- Gastos de Consumo	2.043.712.846
Gastos de Personal	1.615.566.616
Materiales y Suministros	95.985.190
Servicios No Personales	312.161.040
Otros Gastos de Instituciones Descentralizadas	20.000.000
Depreciación y Amortización	20.000.000
- Otros Gastos Corrientes	80.315.000
Transferencias	80.315.000
Transferencias Corrientes al Sector Privado	80.315.000
Jubilaciones y Pensiones	80.315.000
C. Resultado Económico: Ahorro	**49.385.440**
II. Cuenta de Capital	
A. Recursos de Capital	**69.385.440**
- Ahorro en la Cuenta Corriente	49.385.440
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.000.000
B. Gastos de Capital	**65.385.440**
- Activos Reales	57.680.000
Adquisición de Maquinarias y demás Equipos	37.260.000
Adquisición de Equipos de Transporte, Tracción y Elevación	20.000.000
Otros Activos Reales	420.000
- Activos Intangibles	7.705.440
C. Resultado Financiero: Superávit	**4.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**51.628.010**
- Activos Financieros	47.628.010
Disminución de Caja y Bancos	47.628.010
- Superávit Financiero	4.000.000

B. Aplicaciones Financieras	**51.628.010**
- Activos Financieros	4.000.000
Adquisición de Otras Inversiones Financieras	4.000.000
- Pasivos Financieros	47.628.010
Servicio de la Deuda Pública y Disminución de otros Pasivos	47.628.010
Disminución de Cuentas y Efectos a Pagar a Proveedores	11.314.642
Disminución de Cuentas a Pagar por Retenciones Laborales	10.000.000
Disminución de Otras Cuentas y Efectos a Pagar	10.000.000
Disminución de Otros Pasivos no Circulantes	16.313.368

A0016

Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS LLANOS (CORPOLLANOS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS), creada en fecha 15-07-1981 y publicada en Gaceta Extraordinaria número 2.832 de fecha 30-07-81, tiene por objeto promover el desarrollo integral en la región de los llanos a través de la investigación y asesoría técnica en proyectos de investigación, capacitación, suministros de información y la realización de estudios para elevar la capacidad de gestión de las organizaciones públicas y de la sociedad civil.

Los recursos presupuestarios de la Corporación, para el ejercicio fiscal 2004, ascienden a la cantidad de Bs. 2.062,4 millones, de los cuales Bs. 291,3 millones corresponden a ingresos propios, Bs. 16,9 millones incremento de depreciación acumulada, Bs. 265,9 millones de recursos financieros, Bs. 207,2 millones por renta de derecho de usufructo de bienes del estado y Bs. 1.281,0 millones de aporte del Ejecutivo Nacional .

El presupuesto de gastos por un monto de Bs. 2.062,4 millones incluye los recursos necesarios para financiar las actividades propias del Organismo: cubrir los gastos de personal y garantizar el mantenimiento adecuado y oportuno de las instalaciones y equipos de la institución; desagregándose en gastos corrientes con un monto de Bs. 1.972,5 millones, Bs. 65,0 millones en gastos de capital y Bs. 24,8 millones en aplicaciones financieras.

En materia de inversión se estiman recursos para llevar a cabo la elaboración y ejecución de estudios y proyectos para el desarrollo armónico de la región.

Dentro de los objetivos a cumplir se contemplan los siguientes: Apoyo y fomento de organizaciones y asociaciones para la participación comunitaria; formulación de proyectos dirigidos a la producción; transformación y comercialización de los productos regionales; fomento y apoyo a la pequeña y mediana industria; así como a la agroindustria regional; etc.

Entre las principales metas que el Organismo estima ejecutar para el ejercicio fiscal 2004 se encuentran: Asistencia al sector público y privado; programas y proyectos de desarrollo; plan de desarrollo del estado Apure; adecuación de la estructura interna de la Corporación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.779.564.103**
- Transferencias para Financiar Gastos Corrientes	1.280.954.693
Del Sector Público	1.280.954.693
Ministerio de Planificación y Desarrollo	1.280.954.693
Recursos Ordinarios	873.147.395
Gestión Fiscal	317.797.174
Otras Fuentes de Financiamiento	90.010.124
- Ingresos por Actividades Propias	291.400.000
Venta de Bienes	1.400.000
Venta de Servicios	290.000.000
- Otros Ingresos Corrientes	207.209.410
Ingresos de la Propiedad	207.209.410
Recursos de Capital	**16.949.884**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y	
- Otras Reservas	16.949.884
Recursos Financieros	**265.875.195**
- Activos Financieros	200.714.643
Disminución de Caja y Bancos	175.875.195
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	24.839.448
- Incremento de Patrimonio	65.160.552
TOTAL	**2.062.389.182**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.972.549.733**
- Gastos de Consumo	1.899.680.110
Gastos de Personal	1.398.516.481
Materiales y Suministros	125.552.000
Servicios No Personales	358.661.745
Otros Gastos de Instituciones Descentralizadas	16.949.884
Depreciación y Amortización	16.949.884
- Otros Gastos Corrientes	72.869.623
Transferencias	72.869.623
Transferencias Corrientes al Sector Privado	72.869.623
Gastos de Capital	**65.000.000**
- Activos Reales	65.000.000
Adquisición de Maquinarias y demás Equipos	5.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	60.000.000
Aplicaciones Financieras	**24.839.449**
- Pasivos Financieros	24.839.449
Servicio de la Deuda Pública y Disminución de otros Pasivos	24.839.449
Disminución de Cuentas y Efectos a Pagar a Proveedores	4.967.890
Disminución de Cuentas y Efectos a Pagar a Contratistas	2.483.944
Disminución de Cuentas a Pagar por Retenciones Laborales	9.836.352
Disminución de Otras Cuentas y Efectos a Pagar	7.551.263
TOTAL	**2.062.389.182**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Asistencia al Sector Público y Privado	Actas	5
Sistema de Información Geográfica de la Región de los Llanos	Sistema	1
Formulación de Proyectos Para la Promoción del Desarrollo Agropecuario	Taller	2
Transporte Multimodal	Documento	1
Plan de Desarrollo del Estado Apure	Plan	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**35**	**234.141.470**
Directivo	8	100.976.430
Profesional y Técnico	16	98.360.443
Personal Administrativo	5	15.433.417
Obrero	6	19.371.180
Personal Contratado	**45**	**240.282.746**
Directivo	5	45.738.851
Profesional y Técnico	18	113.242.585
Personal Administrativo	3	10.862.411
Obrero	19	70.438.899
TOTAL	**80**	**474.424.216**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	5	14.826.240
II	247.105 _ 297.105	4	13.459.801
III	297.106 _ 347.106	1	3.960.000
IV	347.107 _ 397.107	1	4.620.000
V	397.108 _ 447.108	3	14.436.000
VI	447.109 _ 497.109	8	45.260.448
VII	497.110 _ 547.110	3	18.261.252
VIII	547.111 _ 597.111	7	47.500.632
IX	597.112 _ 647.112	6	45.164.652
X	647.113 _ 697.113	4	32.608.044
XI	697.114 _ 747.114	2	16.772.160
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	2	20.292.264
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	6	67.152.528
XVII	997.120 Y MAS	3	40.300.116
	TOTAL	**55**	**384.614.137**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	15	44.478.720
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	10	45.331.359
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**25**	**89.810.079**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**12**	**49.823.460**
Jubilado	4	19.815.876
Pensionado	8	30.007.584
TOTAL	**12**	**49.823.460**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	283.575.095
02	Asesoría y Apoyo	841.085.650
03	Administración y Servicios	523.924.411
04	Investigación y Desarrollo	372.014.693
05	Gastos no Clasificados	41.789.333
	TOTAL	**2.062.389.182**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.398.516.481
4.02	Materiales y Suministros	125.552.000
4.03	Servicios no Personales	358.661.745
4.04	Activos Reales	65.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	24.839.449
4.07	Transferencias	72.869.623
4.08	Otros Gastos de Instituciones Descentralizadas	16.949.884
	TOTAL	**2.062.389.182**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.779.564.103**
- Transferencias Para Financiar Gastos Corrientes	1.280.954.693
Del Sector Público	1.280.954.693
De la Administración Central	1.280.954.693
Ministerio de Planificación y Desarrollo	1.280.954.693
Recursos Ordinarios	873.147.395
Gestión Fiscal	317.797.174
Otras Fuentes de Financiamiento	90.010.124
- Ingresos por Actividades Propias	291.400.000
Venta de Bienes	1.400.000
	1.400.000
Venta de Servicios	290.000.000
Venta Bruta de Servicios	290.000.000
- Otros Ingresos Corrientes	207.209.410
Ingresos de la Propiedad	207.209.410
Intereses por Dinero en Depósito	864.676
Otros Ingresos de la Propiedad	206.344.734
Renta de Derecho a Explotación de Bienes del Estado para Concesiones	100.000.000
Renta por Derecho de Usufructo de Bienes del Estado	106.344.734
B. Gastos Corrientes	**1.972.549.733**
- Gastos de Consumo	1.899.680.110
Gastos de Personal	1.398.516.481
Materiales y Suministros	125.552.000
Servicios No Personales	358.661.745
Otros Gastos de Instituciones Descentralizadas	16.949.884
Depreciación y Amortización	16.949.884
- Otros Gastos Corrientes	72.869.623
Transferencias	72.869.623
Transferencias Corrientes al Sector Privado	72.869.623
Transferencia	72.869.623
C. Resultado Económico: Desahorro	**(192.985.630)**
II. Cuenta de Capital	
A. Recursos de Capital	**(176.035.746)**
- Desahorro en la Cuenta Corriente	(192.985.630)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	16.949.884
B. Gastos de Capital	**65.000.000**
- Activos Reales	65.000.000
Adquisición de Maquinarias y demás Equipos	5.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	60.000.000
C. Resultado Financiero: Déficit	**241.035.746**

III. Cuenta Financiera	
A. Recursos Financieros	**265.875.195**
- Activos Financieros	200.714.643
Disminución de Caja y Bancos	175.875.195
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	24.839.448
- Incremento de Patrimonio	65.160.552
B. Aplicaciones Financieras	**265.875.195**
- Pasivos Financieros	24.839.449
Servicio de la Deuda Pública y Disminución de otros Pasivos	24.839.449
Disminución de Cuentas y Efectos a Pagar a Proveedores	4.967.890
Disminución de Cuentas y Efectos a Pagar a Contratistas	2.483.944
Disminución de Cuentas a Pagar por Retenciones Laborales	9.836.352
Disminución de Otras Cuentas y Efectos a Pagar	7.551.263
- Déficit Financiero	241.035.746

A0018

Corporación de Desarrollo de la Región de los Andes (CORPOANDES)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS ANDES (CORPOANDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Corporación de Desarrollo de la Región de los Andes (CORPOANDES), fue creada mediante Ley el 08 de Diciembre de 1964, y publicada en Gaceta Oficial número 27.619 del 05 de Diciembre de 1964 y establece dentro de sus objetivos principales fomentar, impulsar, propiciar y estimular el desarrollo de la Región de los Andes, con base a sus ventajas comparativas y competitivas.

Dentro de las principales metas de la Corporación se encuentran: El Desarrollo Integral de las Comunidades Rurales; la Formulación de Proyectos Socioproductivos para Zedes en el Sur del Lago; Promoción de Proyectos de Inversiones Asociativas; Consolidación del Sistema de Información Regional Georeferenciada; Construcción de los Indices de Desarrollo Humano.

La fuente de Financiamiento de la Corporación esta conformada por: los recursos provenientes del aporte del Ejecutivo Nacional Bs. 5.584,6 millones; venta de Bienes y Servicios Bs. 23,3 millones; ingresos de la Propiedad Bs. 191,7 millones; otros por Bs. 15,0 millones; depreciación Bs. 4,5 millones y Disminución de Caja y Bancos Bs. 68,8 millones.

El presupuesto de gasto, en función de los objetivos a alcanzar se estiman en Bs. 5.887,9 millones, de estos recursos se destinarán a cubrir Gastos Corriente Bs. 5.576,0 millones (94,7%); Gastos de Capital Bs. 85,0 millones (1,4%) y a Aplicaciones Financieras Bs. 226,9 millones (3,9%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**5.814.569.487**
- Transferencias para Financiar Gastos Corrientes	5.584.609.103
Del Sector Público	5.584.609.103
Ministerio de Planificación y Desarrollo	5.584.609.103
Recursos Ordinarios	3.752.889.308
Gestión Fiscal	1.444.849.364
Otras Fuentes de Financiamiento	386.870.431
- Ingresos por Actividades Propias	23.290.384
Venta de Bienes	23.290.384
- Otros Ingresos Corrientes	206.670.000
Ingresos de la Propiedad	191.670.000
Otros	15.000.000
Recursos de Capital	**4.500.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.500.000
Recursos Financieros	**68.800.000**
- Activos Financieros	68.800.000
Disminución de Caja y Bancos	68.800.000
TOTAL	**5.887.869.487**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**5.575.991.103**
- Gastos de Consumo	4.559.612.975
Gastos de Personal	4.168.230.975
Materiales y Suministros	89.676.514
Servicios No Personales	297.205.486
Otros Gastos de Instituciones Descentralizadas	4.500.000
Depreciación y Amortización	4.500.000
- Otros Gastos Corrientes	1.016.378.128
Transferencias	1.016.378.128
Transferencias Corrientes al Sector Privado	1.016.378.128
Gastos de Capital	**85.000.000**
- Activos Reales	85.000.000
Adquisición de Maquinarias y demás Equipos	24.500.000
Adquisición de Equipos de Transporte, Tracción y Elevación	52.000.000
Conservaciones Ampliaciones y Mejoras	8.500.000
Aplicaciones Financieras	**226.878.384**
- Pasivos Financieros	226.878.384
Servicio de la Deuda Pública y Disminución de Otros Pasivos	226.878.384
Disminución de Cuentas y Efectos a Pagar a Proveedores	73.078.384
Disminución de Cuentas a Pagar por Retenciones Laborales	53.800.000
Disminución de Otras Cuentas y Efectos a Pagar	100.000.000
TOTAL	**5.887.869.487**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Plan Para Superar la Pobreza en la Región de los Andes.	Documento	1
Plan de Desarrollo de la Región de los Andes	Documento	1
Formulación de Proyectos de Desarrollo Integral Para las Comunidades Rurales de la Región de los Andes.	Proyecto	6
Formulación de Proyectos Socioproductivo Para Zedes sur del Lago.	Proyecto	6
Promoción de Proyecto de Inversión Asociativas.	Proyectos	6
Segunda Fase de la Ruta de la Campaña Admirable.	Evento	4
Escuela Latinoamericana de Gobierno (Escolag)	Proyecto	1
Comité Especial de Turismo Sustentable de la Asociación de Estados del Caribe.	Evento	4
Consolidación del Sistema de Información Regional Georeferenciada	Documentos, Mapas y Planos	122
Construcción de los Índices de Desarrollo Humano	Documento	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**268**	**1.739.368.950**
Directivo	16	229.180.435
Profesional y Técnico	111	992.587.003
Personal Administrativo	61	278.669.872
Obreros	80	238.931.640
Personal Fijo a Tiempo Parcial	**1**	**3.152.064**
Profesional y Técnico	1	3.152.064
Personal Contratado	**14**	**179.983.822**
Profesional y Técnico	8	148.916.480
Obreros	6	31.067.342
TOTAL	**283**	**1.922.504.836**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	12	35.582.976
II	247.105 - 297.105	2	6.433.716
III	297.106 - 347.106	2	8.143.248
IV	347.107 - 397.107	19	84.565.284
V	397.108 - 447.108	18	91.918.516
VI	447.109 - 497.109	5	27.542.760
VII	497.110 - 547.110	10	63.063.000
VIII	547.111 - 597.111	10	70.008.039
IX	597.112 - 647.112	6	46.172.957
X	647.113 - 697.113	13	103.680.468
XI	697.114 - 747.114	16	136.849.632
XII	747.115 - 797.115	24	221.219.335
XIII	797.116 - 847.116	10	98.171.760
XIV	847.117 - 897.117	18	186.188.696
XV	897.118 - 947.118	5	54.874.200
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	27	418.091.267
	TOTAL	**197**	**1.652.505.854**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	80	238.931.640
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108	6	31.067.342
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**86**	**269.998.982**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	N° de Cargos 2004	Presupuesto 2004
Empleados	**94**	**538.808.800**
Jubilados	87	410.060.000
Pensionados	7	128.748.800
Obreros	**71**	**237.761.400**
Jubilados	64	202.726.900
Pensionados	7	35.034.500
TOTAL	**165**	**776.570.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección, Coordinación Superior y Servicios de Apoyo.	401.239.492
02	Gerencia General	3.980.377.402
03	Planificación del Desarrollo	223.749.822
04	Sistema de Información Regional.	590.146.251
05	Promoción del Desarrollo.	460.978.136
99	Partidas no Asignables a Programas	231.378.384
	TOTAL	**5.887.869.487**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.168.230.975
4.02	Materiales y Suministros	89.676.514
4.03	Servicios no Personales	297.205.486
4.04	Activos Reales	85.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	226.878.384
4.07	Transferencias	1.016.378.128
4.08	Otros Gastos de Instituciones Descentralizadas	4.500.000
	TOTAL	**5.887.869.487**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.814.569.487**
- Transferencias Para Financiar Gastos Corrientes	5.584.609.103
Del Sector Público	5.584.609.103
De la Administración Central	5.584.609.103
Ministerio de Planificación y Desarrollo	5.584.609.103
Recursos Ordinarios	3.752.889.308
Gestión Fiscal	1.444.849.364
Otras Fuentes de Financiamiento	386.870.431
- Ingresos por Actividades Propias	23.290.384
Venta de Bienes	23.290.384
Lote de Vehículos	23.290.384
- Otros Ingresos Corrientes	206.670.000
Ingresos de la Propiedad	191.670.000
Intereses por Dinero en Depósito	22.900.000
Otros Ingresos de la Propiedad	168.770.000
Otras Rentas de Bienes del Estado	23.770.000
Otras Rentas u Utilidades (Dividendo)	145.000.000
Otros	15.000.000
Liquidación Empresa Comdisan	15.000.000
B. Gastos Corrientes	**5.575.991.103**
- Gastos de Consumo	4.559.612.975
Gastos de Personal	4.168.230.975
Materiales y Suministros	89.676.514
Servicios no Personales	297.205.486
Otros Gastos de Instituciones Descentralizadas	4.500.000
Depreciación y Amortización	4.500.000
- Otros Gastos Corrientes	1.016.378.128
Transferencias	1.016.378.128
Transferencias Corrientes al Sector Privado	1.016.378.128
Pensiones y Jubilaciones	1.016.378.128
C. Resultado Económico : Ahorro	**238.578.384**
II. Cuenta de Capital	
A. Recursos de Capital	**243.078.384**
- Ahorro en la Cuenta Corriente	238.578.384
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.500.000
B. Gastos de Capital	**85.000.000**
- Activos Reales	85.000.000
Adquisición de Maquinarias y demás Equipos	24.500.000
Adquisición de Equipos de Transporte, Tracción y Elevación	52.000.000
Conservaciones Ampliaciones y Mejoras	8.500.000
C. Resultado Financiero: Superávit	**158.078.384**

III. Cuenta Financiera	
A. Recursos Financieros	**226.878.384**
- Activos Financieros	68.800.000
Disminución de Caja y Bancos	68.800.000
- *Superávit Financiero*	158.078.384
B. Aplicaciones Financieras	**226.878.384**
- Pasivos Financieros	226.878.384
Servicio de la Deuda Pública y Disminución de otros Pasivos	226.878.384
Disminución de Cuentas y Efectos a Pagar a Proveedores	73.078.384
Disminución de Cuentas a Pagar por Retenciones Laborales	53.800.000
Disminución de Otras Cuentas y Efectos a Pagar	100.000.000

A0019

Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN ZULIANA (CORPOZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Corporación de Desarrollo de la Región Zuliana (CORPOZULIA) fue creada según decreto publicado en la Gaceta Oficial N° 28.979 de fecha 26-7-1.969 donde se establece que el objetivo principal de esta corporación esta orientado a la promoción del desarrollo estratégico, orgánico e integral del Estado Zulia, mediante la detección, identificación y aprovechamiento de las ventajas comparativas territoriales existentes, especialmente en aquellos sectores de la economía regional que contribuyen significativamente al mejoramiento del proceso productivo, regional y nacional.

Para el año 2004, el presupuesto de CORPOZULIA asciende a la cantidad de Bs. 50.719,3 millones y su financiamiento estará constituido por las siguientes fuentes: Transferencias del Ejecutivo Nacional a través del Ministerio de Planificación y Desarrollo por Bs. 78,9 millones (0,2%); por ingresos de la propiedad Bs. 31.591,8 millones (62,2%); Bs. 600,0 millones (1,2%); provenientes del fondo de la depreciación y amortización y Bs. 18.448,6 millones (36,4%) por la disminución de caja y disminución de otras cuentas y efectos a cobrar.

Los desembolsos corrientes se estiman en Bs. 21.865.5 millones representando el 43,1% del gasto total. Las erogaciones más significativas corresponden a los gastos de personal por Bs. 14.912,4 millones, materiales y suministros Bs. 836,3 millones, servicios no personales Bs. 3.663,5 millones, transferencias por Bs. 1.853,3 millones y depreciación y amortización Bs. 600,0 millones. Los gastos de inversión se estiman en Bs. 14.768,9 millones y serán destinados a la adquisición de otras maquinarias, muebles y demás equipos de oficina, en tanto que Bs. 4.838,7 millones se utilizarán en el pago de personal, materiales y suministros y Bs. 1.853.3 millones a transferencias corrientes del sector privado.

En la gestión económica de la Corporación se proyecta un ahorro en la cuenta corriente por Bs. 9.805,2 millones, luego de estimar gastos por Bs 21.865,5 millones, mientras que la cuenta capital se producirá un déficit de Bs. 4.363,7 millones producto del aumento en los gastos de capital.

En cuanto, a la cuenta financiera los recursos liberados por la disminución de caja y bancos y disminución de deudores por Bs. 18.448,6 millones permitirán atender los pasivos laborales y deudas con proveedores y contratistas.

Dentro de los objetivos a cumplir por Corpozulia se consideran: el financiamiento de programas y proyectos de inversión, enmarcados dentro del programa de gobierno en el área social; económica; territorial político institucional e internacional; considerando la participación de la Gobernación del Estado Zulia así como Alcaldías y demás instituciones Nacionales del Sector Público y Privado.

En cuanto a la política de inversión se contemplan lineamientos del Plan Operativo 2004 (POAN) planes regionales, y los planes de las zonas especiales formulados conjuntamente con otras instituciones, con la participación de las comunidades considerando promover actividades que conlleven al desarrollo de proyectos generadores de valor agregado y empleo.

En el sector agrícola se continuará con el apoyo a los proyectos de investigación y desarrollo hortícola, avícola, vitícola, cacao, centro internacional del plátano, ganadería menor ovinos y caprinos, ganadería de doble propósito, con el fin de prestar asistencia técnica a los productores por otra parte, en el Sector Minero se continuará con el programa de desarrollo carbonero, igualmente se adelantarán los estudios y exploraciones geológicas de diferentes minerales metálicos y no metálicos con el fin de proporcionar la producción y transformación comercial de dichos minerales, finalmente dentro del sector social y en conjunto con el sector empresarial se dará continuidad a los proyectos de organización y participación comunitaria, también se considerará el financiamiento a la producción artesanal y su capacitación ofreciendo la posibilidad de desarrollar su actividad económica y productiva, especialmente en la zonas fronterizas del Estado.

Se realizarán proyectos de desarrollo agroindustrial como política descentralizadora, considerando dentro de estos rubros el procesamiento de uva, cacao; Igualmente en la pequeña y mediana empresa a través de programas de capacitación, promoción y de apoyo financiero.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**31.670.707.423**
- Transferencias para Financiar Gastos Corrientes	78.916.480
Del Sector Público	78.916.480
Ministerio de Planificación	
Recursos Ordinarios	78.916.480
Gestión Fiscal	78.916.480
- Otros Ingresos Corrientes	31.591.790.943
Ingresos de la Propiedad	31.591.790.943
Recursos de Capital	**600.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	600.000.000
Recursos Financieros	**18.448.607.068**
- Activos Financieros	18.448.607.068
Disminución de Caja y Bancos	9.547.831.842
Disminución de Otras Cuentas y Efectos a Cobrar	8.900.775.226
TOTAL	**50.719.314.491**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**21.865.488.212**
- Gastos de Consumo	20.012.189.826
Gastos de Personal	14.912.363.922
Materiales y Suministros	836.333.166
Servicios No Personales	3.663.492.738
Otros Gastos de Instituciones Descentralizadas	600.000.000
Depreciación y Amortización	600.000.000
- Otros Gastos Corrientes	1.853.298.386
Transferencias	1.853.298.386
Transferencias Corrientes al Sector Privado	1.853.298.386
Gastos de Capital	**14.768.875.307**
- Activos Reales	8.323.457.950
Repuestos y Reparaciones Mayores	274.118.740
Adquisición de Maquinarias y demás Equipos	2.349.515.157
Adquisición de Equipos de Transporte, Tracción y Elevación	334.103.447
Obras de Infraestructura - Estudios y Proyectos	1.464.959.747
Estudios y Proyectos para Inversión en Activo Fijo	716.790.167
Conservaciones Ampliaciones y Mejoras	613.013.395
Otros Activos Reales	2.570.957.297
- Gastos Capitalizables	6.445.417.357
Gastos de Personal	849.834.350
Materiales y Suministros	1.047.865.937
Servicios no Personales	2.941.037.070
Transferencias	1.606.680.000
Aplicaciones Financieras	**14.084.950.972**
- Activos Financieros	12.377.552.072
Incremento de Otras Cuentas y Efectos a Cobrar	139.145.922
Concesión de Prestamos	10.773.406.150
Adquisición de Títulos Valores	1.465.000.000
- Pasivos Financieros	1.707.398.900
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.707.398.900
Disminución de Cuentas y Efectos a Pagar a Proveedores	188.065.863
Disminución de Cuentas y Efectos a Pagar a Contratistas	267.588.575
Disminución de Cuentas a Pagar por Retenciones Laborales	782.290.000
Disminución de Otras Cuentas y Efectos a Pagar	469.454.462
TOTAL	**50.719.314.491**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Realizar la zonificación de rubros agrícolas y pecuarios	Número	2.540
Incrementar la producción de leche	Litros	248.000
Incrementar la producción de carne	Kilogramo	160.000
Ejecución del estudio de suelos	Metro	100
Análisis químicos	Análisis	100
Producir plantas de cacao para la venta	Planta	50.000
Venta de cacao	Kilogramo	1.800
Producción de plantas de uva injertada	Planta	6.000
Producción de uvas de mesa	Kilogramo	250.000
Producción de mostos para la agroindustria	Litro	250.000
Promocionar y difundir la producción de vientres	Animal	220

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**526**	**2.941.298.290**
Directivo	47	582.848.960
Profesional y Técnico	148	1.108.540.350
Personal Administrativo	119	560.821.590
Obreros	212	689.087.390
Personal Contratado	**135**	**838.753.600**
Personal Administrativo	135	838.753.600
TOTAL	**661**	**3.780.051.890**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	23.035.202.412
02	Agrícola	7.332.858.296
04	Energía y Minas	1.117.974.627
05	Desarrollo Empresarial	6.903.267.472
06	Turismo y Recreación	886.721.862
13	Desarrollo Social y de Fronteras	9.134.955.900
99	Partidas no Asignables a Programas	2.308.333.922
	TOTAL	**50.719.314.491**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	15.762.198.272
4.02	Materiales y Suministros	1.884.199.103
4.03	Servicios no Personales	6.604.529.808
4.04	Activos Reales	8.323.457.950
4.05	Activos Financieros	12.377.552.072
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.707.398.900
4.07	Transferencias	3.459.978.386
4.08	Otros Gastos de Instituciones Descentralizadas	600.000.000
	TOTAL	**50.719.314.491**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**31.670.707.423**
- Transferencias Para Financiar Gastos Corrientes	78.916.480
Del Sector Público	78.916.480
De la Administración Central	78.916.480
Ministerio de Planificación y Desarrollo	
Recursos Ordinarios	78.916.480
Gestión Fiscal	78.916.480
- Otros Ingresos Corrientes	31.591.790.943
Ingresos de la Propiedad	31.591.790.943
Intereses por Dinero en Depósito	128.000.000
Intereses por Títulos y Valores	339.126.300
Otros Ingresos de la Propiedad	31.124.664.643
B. Gastos Corrientes	**21.865.488.212**
- Gastos de Consumo	20.012.189.826
Gastos de Personal	14.912.363.922
Materiales y Suministros	836.333.166
Servicios no Personales	3.663.492.738
Otros Gastos de Instituciones Descentralizadas	600.000.000
Depreciación y Amortización	600.000.000
- Otros Gastos Corrientes	1.853.298.386
Transferencias	1.853.298.386
Transferencias Corrientes al Sector Privado	1.853.298.386
C. Resultado Económico: Ahorro	**9.805.219.211**
II. Cuenta de Capital	
A. Recursos de Capital	**10.405.219.211**
- Ahorro en la Cuenta Corriente	9.805.219.211
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	600.000.000
B. Gastos de Capital	**14.768.875.307**
- Activos Reales	8.323.457.950
Repuestos y Reparaciones Mayores	274.118.740
Adquisición de Maquinarias y demás Equipos	2.349.515.157
Adquisición de Equipos de Transporte, Tracción y Elevación	334.103.447
Obras de Infraestructura	1.464.959.747
Estudios y Proyectos para Inversión en Activo Fijo	716.790.167
Conservaciones Ampliaciones y Mejoras	613.013.395
Otros Activos Reales	2.570.957.297
- Gastos Capitalizables	6.445.417.357
Gastos de Personal	849.834.350
Materiales y Suministros	1.047.865.937
Servicios no Personales	2.941.037.070
Transferencias	1.606.680.000
C. Resultado Financiero: Déficit	**(4.363.656.096)**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**18.448.607.068**
- Activos Financieros	18.448.607.068
Disminución de Caja y Bancos	9.547.831.842
Disminución de Otras Cuentas y Efectos a Cobrar	8.900.775.226
B. Aplicaciones Financieras	**18.448.607.068**
- Activos Financieros	12.377.552.072
Incremento de Otras Cuentas y Efectos a Cobrar	139.145.922
Concesión de Prestamos	10.773.406.150
Adquisición de Títulos Valores	1.465.000.000
- Pasivos Financieros	1.707.398.900
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.707.398.900
Disminución de Cuentas y Efectos a Pagar a Proveedores	188.065.863
Disminución de Cuentas y Efectos a Pagar a Contratistas	267.588.575
Disminución de Cuentas a Pagar por Retenciones Laborales	782.290.000
Disminución de Otras Cuentas y Efectos a Pagar	469.454.462
- Déficit Financiero	4.363.656.096

A0024
Corporación Venezolana de Guayana (C.V.G.)

CORPORACIÓN VENEZOLANA DE GUAYANA (C.V.G.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

Las políticas de ingresos y gastos de la CVG para el período fiscal del año 2004, estarán orientadas a cumplir con su rol planificador y promotor de un modelo de desarrollo integral, humanista y sostenible para la Región en coordinación con otras Instituciones.

POLÍTICA DE INGRESOS:

La Corporación Venezolana de Guayana (CVG), estima un presupuesto de ingresos para el ejercicio fiscal 2004, por el orden de Bs. 272.211,26 millones, con los cuales prevé financiar sus programas de planificación, promoción y coordinación interinstitucional, a través de:

Recursos Propios:
- Venta de parcelas y arrendamientos.
- Ingresos por concepto de regalías, arrendamientos de parcelas mineras y minerales no metálicos.
- Venta de productos agropecuarios, búfalos, productos forestales, pesqueros y servicios de silos y almacenaje.
- Prestación de servicios públicos tales como: el programa de obras sanitarias e hidráulicas y el servicio de los muelles de San Félix y Palúa.

Recursos provenientes de las empresas tuteladas:
- Por concepto de los servicios corporativos el 1,5% de las ventas brutas de las empresas tuteladas.
- Recursos provenientes de las empresas donde la CVG tiene participación mayoritaria y minoritaria (Dividendos).
- El aporte corporativo de las empresas para la operación y mantenimiento de la red de monitoreo de calidad de agua y aire para Ciudad Guayana.

POLÍTICA DE EGRESOS:

El presupuesto de gastos para el 2004, asciende a Bs. 272.211,26 millones, dentro de su política la CVG establece como prioridad una política de austeridad del gasto, caracterizada por el control de su gestión administrativa y la revisión y adecuación de sus procesos con el objetivo de hacerlos más eficientes y expeditos para que sirvan de apoyo a los programas de la CVG y del Ejecutivo:

- Culminación de las obras iniciadas.
- Continuar con el programa de rehabilitación de acueductos en la Región Guayana.
- Fortalecimiento de las actividades de promoción, coordinación y asistencia técnica.
- Mantenimiento y operación de los servicios de acueductos.
- Desarrollo de las zonas económicas especiales.
- Continuar con la ejecución de los proyectos endógenos.

Dentro de la política del gasto por programas a ejecutar, es importante resaltar que se van a reflejar en forma global dentro de los distintos sectores que forman el parte del presente presupuesto:

- **Dirección Superior:** la CVG hará énfasis en la ejecución de los programas de planificación, promoción y coordinación del desarrollo integral y ambientalmente sostenible de la Región Guayana y sus áreas de influencia, la coordinación, tutela y mejora en la gestión de sus empresas tuteladas, así como la eficiente administración de su patrimonio.
- **Agrícola:** promover y prestar la asistencia técnica necesaria para la creación y fortalecimiento de los proyectos y empresas agroforestales, el manejo de bosques y plantaciones, la investigación aplicada para el desarrollo del sector y continuar con la ejecución de los proyectos endógenos.

Dentro de las metas más prioritarias la CVG estima llevar a cabo las siguientes: desarrollar un proyecto para implantar una data del repositorio de los datos corporativos; formulación del plan de desarrollo regional 2005-2020; otorgar créditos a la pequeña y mediana empresa; formular el plan estratégico 2005-2009 de la CVG y sus empresas tuteladas; elaborar planes urbanos y sectoriales de los diferentes centros urbanos y sectoriales; obtener recursos financieros para la operatividad de la Corporación; regularización de la tenencia de la tierra de 35.000 parcelas en la Región.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**140.442.869.503**
- Ingresos por Actividades Propias	66.073.915.054
Venta de Bienes	56.752.326.525
Venta de Servicios	9.321.588.529
- Otros Ingresos Corrientes	74.368.954.449
Ingresos por Aportes y Contribuciones	65.968.954.449
Ingresos de la Propiedad	8.400.000.000
Recursos de Capital	**4.342.027.466**
- Venta de Activos Fijos	3.466.200.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	875.827.466
Recursos Financieros	**127.426.372.429**
- Activos Financieros	117.426.372.429
Disminución de Caja y Bancos	500.000.000
Disminución de Inversiones Temporales	56.383.492.000
Disminución de Cuentas a Cobrar	60.542.880.429
- Pasivos Financieros	10.000.000.000
Incrementos de Otros Pasivos Circulantes	10.000.000.000
TOTAL	**272.211.269.398**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**175.775.907.053**
- Gastos de Consumo	166.768.527.914
Gastos de Personal	112.444.508.044
Materiales y Suministros	15.547.050.195
Servicios No Personales	37.901.142.209
Otros Gastos de Instituciones Descentralizadas	875.827.466
Depreciación y Amortización	875.827.466
- Otros Gastos Corrientes	9.007.379.139
Transferencias	9.007.379.139
Transferencias Corrientes al Sector Privado	7.898.379.139
Transferencias Corrientes al Sector Público	809.250.000
Otras Transferencias	299.750.000
Gastos de Capital	**61.115.327.016**
- Activos Reales	56.595.723.101
Adquisición de Maquinarias y demás Equipos	10.986.752.387
Adquisición de Equipos de Transporte, Tracción y Elevación	4.000.000.000
Obras de Infraestructura - Estudios y Proyectos	41.608.970.714
- Activos Intangibles	3.342.798.603
- Gastos Capitalizables	1.176.805.312
Materiales y Suministros	633.692.730
Transferencias	543.112.582
Aplicaciones Financieras	**35.320.035.329**
- Pasivos Financieros	35.320.035.329
Servicio de la Deuda Pública y Disminución de Otros Pasivos	35.320.035.329
Disminución de Cuentas y Efectos a Pagar a Proveedores	35.320.035.329
TOTAL	**272.211.269.398**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Desarrollar un proyecto de implantación de una Data del repositorio de los Datos Corporativos (warehouse)	Proyecto	1
Formulación del Plan de Desarrollo Regional 2005-2020	Documento	1
Otorgar créditos a la pequeña y mediana empresa	Crédito	180
Formular el plan estratégico 2005-2009 de la CVG y sus empresas tuteladas	Plan	1
Elaborar planes urbanos y sectoriales de los diferentes centros poblados de la Región	Plan	6
Obtener los recursos financieros para la operatividad de la Corporación Venezolana de Guayana	Informe	12
Regularización de la tenencia de la tierra de 35.000 parcelas en la Región Guayana	Documento Protocolizado	35.000
Capacitar en oficios competitivos a 200 personas cesantes de la comunidad en el Estado Bolívar	Persona Capacitada	180
Reincertar a las personas capacitadas en el mercado laboral de la Región Guayana	Persona Colocada	84
Impulsar el desarrollo de 11 proyectos endógenos agrícolas, pecuarios y forestal de la Región	Proyecto	11
Asistir técnicamente a 110 productores agricolas y pecuarios de la Región	Productor	110

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**2.267**	**33.122.751.533**
Directivo	115	2.582.714.199
Profesional y Técnico	903	20.279.921.062
Personal Administrativo	188	4.222.176.257
Personal Docente	29	651.293.146
Personal Médico	32	718.668.299
Obreros	1.000	4.667.978.570
Personal Fijo a Tiempo Parcial	**70**	**950.000.000**
Profesional y Técnico	70	950.000.000
TOTAL	**2.337**	**34.072.751.533**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113	24	194.869.037
XI	697.114 - 747.114	10	87.482.472
XII	747.115 - 797.115		
XIII	797.116 - 847.116	56	549.081.523
XIV	847.117 - 897.117	64	684.041.932
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	1.183	27.889.297.999
	TOTAL	**1.337**	**29.404.772.963**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	1.000	4.667.978.570
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**1.000**	**4.667.978.570**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**490**	**5.773.161.760**
Jubilados	352	4.578.161.760
Pensionados	138	1.195.000.000
Obreros	**70**	**364.838.240**
Pensionados	70	364.838.240
TOTAL	**560**	**6.138.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	62.572.810.465
03	Agrícola	9.343.870.732
04	Energía y Minas	2.298.753.378
05	Industria y Comercio	3.471.467.185
11	Vivienda, Desarrollo Urbano y Servicios Conexos	82.620.278.370
13	Desarrollo Social y Participación	2.736.026.038
15	Gastos no Clasificados Sectorialmente	109.168.063.230
	TOTAL	**272.211.269.398**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	112.444.508.044
4.02	Materiales y Suministros	15.547.050.195
4.03	Servicios no Personales	38.534.834.939
4.04	Activos Reales	59.938.521.704
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	35.320.035.329
4.07	Transferencias	9.550.491.721
4.08	Otros Gastos de Instituciones Descentralizadas	875.827.466
	TOTAL	**272.211.269.398**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**140.442.869.503**
- Ingresos por Actividades Propias	66.073.915.054
Venta de Bienes	56.752.326.525
Venta de Productos Agropecuarios	204.450.000
Desarrollo Pesquero	6.100.000
Venta de Productos Forestales	877.372.964
Regalías, Minas, Canteras y Minerales no Metálicos	309.712.300
Venta de Viviendas, Parcelas, Dividendos e Ingresos Varios	55.354.691.261
Venta de Servicios	9.321.588.529
Servicios de Silos y Almacenajes	1.337.271.800
Servicios de Acueductos	6.703.387.365
Muelle de san Félix	986.496.000
Arrendamientos de Parcelas Mineras	294.433.364
- Otros Ingresos Corrientes	74.368.954.449
Ingresos por Aportes y Contribuciones	65.968.954.449
Servicios Corporativos, Proyectos Corporativos	64.968.954.449
Diferencias de Cambios	1.000.000.000
Ingresos de la Propiedad	8.400.000.000
Intereses por Dinero en Depósito	8.400.000.000
B. Gastos Corrientes	**175.775.907.053**
- Gastos de Consumo	166.768.527.914
Gastos de Personal	112.444.508.044
Materiales y Suministros	15.547.050.195
Servicios no Personales	37.901.142.209
Otros Gastos de Instituciones Descentralizadas	875.827.466
Depreciación y Amortización	875.827.466
- Otros Gastos Corrientes	9.007.379.139
Transferencias	9.007.379.139
Transferencias Corrientes al Sector Privado	7.898.379.139
Pensiones, Jubilaciones, Aguinaldos y HCM	7.088.000.000
Becas Universitarias en el País y Becas Escolares	16.000.000
Donaciones a Personas	200.000.000
Subsidios Educacionales e Instituciones Benéficas	18.000.000
Subsidios a Entidades Religiosas, Científicas y Otras	576.379.139
Transferencias Corrientes al Sector Público	809.250.000
Transferencias Corrientes a Otros Organismos del Sector Publico	809.250.000
Otras Transferencias	299.750.000
Transferencias Diversas	299.750.000
C. Resultado Económico : Desahorro	**(35.333.037.550)**
II. Cuenta de Capital	
A. Recursos de Capital	**(30.991.010.084)**
- Desahorro en la Cuenta Corriente	(35.333.037.550)
- Venta de Activos Fijos	3.466.200.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	875.827.466
B. Gastos de Capital	**61.115.327.016**
- Activos Reales	56.595.723.101
Adquisición de Maquinarias y demás Equipos	10.986.752.387
Adquisición de Equipos de Transporte, Tracción y Elevación	4.000.000.000

Obras de Infraestructura	41.608.970.714
- Activos Intangibles	3.342.798.603
- Gastos Capitalizables	1.176.805.312
Materiales y Suministros	633.692.730
Transferencias	543.112.582
C. Resultado Financiero: Déficit	**(92.106.337.100)**
III. Cuenta Financiera	
A. Recursos Financieros	**127.426.372.429**
- Activos Financieros	117.426.372.429
Disminución de Caja y Bancos	500.000.000
Disminución de Inversiones Temporales	56.383.492.000
Disminución de Cuentas a Cobrar	60.542.880.429
- Pasivos Financieros	10.000.000.000
Incremento de Otros Pasivos Circulantes	10.000.000.000
B. Aplicaciones Financieras	**127.426.372.429**
- Pasivos Financieros	35.320.035.329
Servicio de la Deuda Pública y Disminución de otros Pasivos	35.320.035.329
Disminución de Cuentas y Efectos a Pagar a Proveedores	35.320.035.329
- Déficit Financiero	92.106.337.100

A0134
Fondo Intergubernamental para la
Descentralización (FIDES)

FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN (FIDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Fondo Intergubernamental para la Descentralización (FIDES), es un Servicio Autónomo sin personalidad jurídica, con autonomía administrativa, financiera y de gestión de recursos, el cual tiene como actividad principal apoyar administrativa y financieramente el proceso de Descentralización de la Administración Central hacia los Estados y Municipios, atendiendo a criterios de eficiencia, de compensación Interterritorial y desarrollo regional, dentro de las estrategias del Plan Económico y Social de la Nación 2001-2007, los lineamientos de política establecidos por el Ministerio de Planificación y Desarrollo y el Plan Operativo Anual Institucional 2004.

METAS

Para alcanzar los objetivos previstos, la institución estima llevar a cabo las siguientes metas: recepción de 4.500 proyectos para su evaluación, análisis y aprobación; 300 contratos de supervisión de proyectos; 4.700 contratos de apertura de Fideicomisos; 60 contratos de supervisión financiera de proyectos; asi como 3 informes de revisión de políticas de estructuras organizativas y de personal.

POLÍTICA DE COBERTURA DE LOS SERVICIOS

La demanda potencial de los servicios prestados por el FIDES, a nivel nacional para el ejercicio fiscal 2004, es de 4.500 programas y proyectos que beneficiarán a los estados y municipios. Igualmente, orientará su acción a reforzar el proceso de Descentralización Desconcentrada del Estado, a través de la generación y difusión de conocimientos, la optimización de la capacidad institucional y de la aplicación de mecanismos de orientación e integración que aseguren la adecuada alineación de los niveles territoriales de gobierno y las comunidades organizadas dentro del proceso, dirigido al cumplimiento de los principios de participación protagónica de los ciudadanos, previstos en la Constitución de la República Bolivariana de Venezuela.

POLÍTICA DE FINANCIAMIENTO

La estructura del presupuesto de ingresos para el ejercicio fiscal 2004, alcanzará a Bs. 2.708.387,5 millones derivados de las fuentes siguientes: Bs. 1.165.625,2 millones que de acuerdo a la Ley, serán transferidas por el Ejecutivo Nacional, considerando la proporción del quince por ciento (15%) del total del ingreso real por recaudación del Impuesto al Valor Agregado (IVA); Bs. 163.300,0 millones por actividades propias; Bs. 538,6 millones por incremento de la depreciación y amortización acumulada y Bs. 1.378.923,7 millones por concepto de recursos financieros.

POLÍTICA DE GASTOS

Para el logro de las metas, este organismo ejecutará el presupuesto de gastos orientándolo al desarrollo de proyectos que garanticen el cumplimiento de las directrices a nivel nacional, regional y municipal, con el fin de racionalizar y elevar la calidad del gasto, establecer mecanismos y procedimientos normativos que permitan la ejecución, seguimiento, control y evaluación de los programas, planes y proyectos, fortalecer las unidades funcionales del FIDES en la cultura de planificación como instrumento de gestión, de compromisos y de resultados. Así mismo, desarrollar actividades de apoyo y asistencia técnica a los usuarios (Gobernaciones, Alcaldías y comunidades organizadas) y generar conciencia respecto del proceso de descentralización del Estado, como medio para lograr una efectiva participación de las instituciones en la orientación del desarrollo de su territorio.

Para ello, contará con un presupuesto de gastos por la cantidad de Bs. 2.708.387,5 millones, conformado de la forma siguiente: Gastos Corrientes Bs. 1.163.925,2 millones, de los cuales Bs. 21.333,0 millones son para gastos de consumo (gastos de personal, materiales y suministros, servicios no personales y depreciación y amortización), y Bs. 1.142.592,2 millones para transferencias corrientes. Por otra parte, los gastos de capital ascienden a 2.238,6 millones y aplicaciones financieras por Bs. 1.542.223,7 millones.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.328.925.163.005**
- Transferencias para Financiar Gastos Corrientes	1.165.625.163.000
Del Sector Público	1.165.625.163.000
- Otros Ingresos Corrientes	163.300.000.005
Ingresos de la Propiedad	163.300.000.005
Recursos de Capital	**538.592.550**
- Incremento de la Depreciación y Amortización Acumulada	538.592.550
Recursos Financieros	**1.378.923.689.715**
- Activos Financieros	305.791.775.871
Disminución de Otros Activos Circulantes	305.791.775.871
- Pasivos Financieros	1.073.131.913.844
Incrementos de Cuentas a Pagar	1.073.131.913.844
TOTAL	**2.708.387.445.270**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.163.925.227.102**
- Gastos de Consumo	21.333.067.362
Gastos de Personal	14.889.246.108
Materiales y Suministros	405.083.261
Servicios No Personales	5.500.145.443
Otros Gastos de Instituciones Descentralizadas	538.592.550
Depreciación y Amortización	538.592.550
- Otros Gastos Corrientes	1.142.592.159.740
Transferencias	1.142.592.159.740
Transferencias Corrientes al Sector Privado	279.500.000
Otras Transferencias	1.142.312.659.740
Gastos de Capital	**2.238.528.448**
- Activos Reales	2.195.528.448
Repuestos y Reparaciones Mayores	18.000.000
Adquisición de Maquinarias y demás Equipos	2.026.003.448
Adquisición de Equipos de Transporte, Tracción y Elevación	150.000.000
Otros Activos Reales	1.525.000
- Activos Intangibles	43.000.000
Aplicaciones Financieras	**1.542.223.689.720**
- Activos Financieros	1.542.223.689.720
Incremento de Caja y Bancos	163.300.000.005
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	1.378.923.689.715
TOTAL	**2.708.387.445.270**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Recepción de Proyectos por parte de las Gobernaciones y Alcaldías	Solicitud	4.500
Evaluación de Programas y Proyectos	Evaluación	4.500
Programas y Proyectos Aprobado	Proyecto Aprobado	5.000
Contratos de Supervisión de Proyectos	Contrato	300
Contratos de Apertura de Fideicomisos	Contrato	4.700
Contrato de Supervisión Financiera de Proyectos	Contrato	60
Automatización de Actividades	Sistema	4
Revisión Política de Personal	Informe	1
Revisión Estructura de la Organización	Informe	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**238**	**4.925.978.397**
Directivo	31	1.226.976.400
Profesional y Técnico	139	2.975.572.359
Personal Administrativo	49	597.396.927
Obreros	19	126.032.711
Personal Contratado	**44**	**602.000.000**
Personal Administrativo	40	600.000.000
Obreros	4	2.000.000
TOTAL	**282**	**5.527.978.397**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111	5	33.410.294
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114	15	125.981.897
XII	747.115 - 797.115	8	74.000.000
XIII	797.116 - 847.116	9	86.787.530
XIV	847.117 - 897.117		
XV	897.118 - 947.118	4	44.000.000
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	224	5.137.765.965
	TOTAL	**265**	**5.501.945.686**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	4	2.000.000
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109	4	21.484.229
VII	497.110 - 547.110		
VIII	547.111 - 597.111	12	80.493.088
IX	597.112 - 647.112		
X	647.113 - 697.113	3	24.055.394
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**23**	**128.032.711**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**6**	**102.000.000**
Pensionados	6	102.000.000
TOTAL	**6**	**102.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación de Operaciones Fides	12.974.876.471
02	Evaluación, Seguimiento y Control de Programas y Proyectos	3.120.806.412
03	Finanzas y Gestión Interna	2.691.737.257.910
04	Control Interno de las Actividades del Fides	554.504.477
	TOTAL	**2.708.387.445.270**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	14.889.246.108
4.02	Materiales y Suministros	405.083.261
4.03	Servicios no Personales	5.500.145.443
4.04	Activos Reales	2.238.528.448
4.05	Activos Financieros	1.542.223.689.720
4.07	Transferencias	1.142.592.159.740
4.98	Rectificaciones al Presupuesto	538.592.550
	TOTAL	**2.708.387.445.270**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.328.925.163.005**
- Transferencias Para Financiar Gastos Corrientes	1.165.625.163.000
Del Sector Público	1.165.625.163.000
De la Administración Central	1.165.625.163.000
- Otros Ingresos Corrientes	163.300.000.005
Ingresos de la Propiedad	163.300.000.005
Intereses por Títulos y Valores	163.300.000.005
B. Gastos Corrientes	**1.163.925.227.102**
- Gastos de Consumo	21.333.067.362
Gastos de Personal	14.889.246.108
Materiales y Suministros	405.083.261
Servicios no Personales	5.500.145.443
Otros Gastos de Instituciones Descentralizadas	538.592.550
Depreciación y Amortización	538.592.550
- Otros Gastos Corrientes	1.142.592.159.740
Transferencias	1.142.592.159.740
Transferencias Corrientes al Sector Privado	279.500.000
Donaciones y Jubilaciones	279.500.000
Otras Transferencias	1.142.312.659.740
Transferencias Corrientes a Entidades Federales y Municipales	1.142.312.659.740
C. Resultado Económico : Ahorro	**164.999.935.903**
II. Cuenta de Capital	
A. Recursos de Capital	**165.538.528.453**
- Ahorro en la Cuenta Corriente	164.999.935.903
- Incremento de la Depreciación y Amortización Acumulada	538.592.550
B. Gastos de Capital	**2.238.528.448**
- Activos Reales	2.195.528.448
Repuestos y Reparaciones Mayores	18.000.000
Adquisición de Maquinarias y demás Equipos	2.026.003.448
Adquisición de Equipos de Transporte, Tracción y Elevación	150.000.000
Otros Activos Reales	1.525.000
- Activos Intangibles	43.000.000
C. Resultado Financiero: Superávit	**163.300.000.005**
III. Cuenta Financiera	
A. Recursos Financieros	**1.542.223.689.720**
- Activos Financieros	305.791.775.871
Disminución de Otros Activos Circulantes	305.791.775.871
- Pasivos Financieros	1.073.131.913.844
Incremento de Cuentas a Pagar	1.073.131.913.844
- Superávit Financiero	163.300.000.005
B. Aplicaciones Financieras	**1.542.223.689.720**
- Activos Financieros	1.542.223.689.720
Incremento de Cajas y Bancos	163.300.000.005
Incremento de Cuentas a Cobrar al Ejecutivo Nacional	1.378.923.689.715

A0183

Servicio Autónomo Sistema Nacional de Adiestramiento (SNA)

SERVICIO AUTÓNOMO SISTEMA NACIONAL DE ADIESTRAMIENTO (SNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo fundamental del servicio, es coordinar el desarrollo y seguimiento de las políticas de capacitación, para lo cual propicia el empleo de la tecnología educativa y de la comunicación, a fin de prestar asistencia técnica y proveer programas de alta calidad, para el desarrollo de los recursos humanos al servicio del Estado.

En este sentido, coordina la ejecución de programas de adiestramiento de alta calidad, destinados a calificar y desarrollar al funcionario con el máximo de eficacia, capacitándolo para nuevas funciones derivadas de cambios organizacionales y del ordenamiento jurídico, así como, para el desarrollo de actitudes y valores asociados a la nueva cultura organizacional.

Para el año 2004, el Sistema Nacional de Adiestramiento estima dictar 170 cursos y otras actividades pedagógicas, que generarán los recursos financieros necesarios, que permitirán al Servicio realizar una cobertura total de sus servicios, por lo que no requerirá aportes del ente de adscripción.

Dichos cursos y actividades didácticas, formarán a 2.115 funcionarios en las áreas requeridas para la actualización de la Ley del Estatuto de la Función Pública, optimización de la gestión pública, programa de capacitación a distancia de los funcionarios públicos y la ampliación de la cobertura de los servicios de adiestramiento a la Administración Pública Descentralizada.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**324.000.000**
- Ingresos por Actividades Propias	306.000.000
Venta de Servicios	306.000.000
- Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Recursos de Capital	**1.689.120**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.689.120
Recursos Financieros	**57.845**
- Pasivos Financieros	57.845
Incremento de Cuentas a Pagar	57.845
TOTAL	**325.746.965**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**220.689.120**
- Gastos de Consumo	220.689.120
Gastos de Personal	92.000.000
Materiales y Suministros	91.000.000
Servicios No Personales	36.000.000
Otros Gastos de Instituciones Descentralizadas	1.689.120
Depreciación y Amortización	1.689.120
Gastos de Capital	**27.600.000**
- Activos Reales	27.600.000
Adquisición de Maquinarias y demás Equipos	27.600.000
Aplicaciones Financieras	**77.457.845**
- Activos Financieros	77.457.845
Incremento de Caja y Bancos	75.710.880
Incremento de Otras Cuentas y Efectos a Cobrar	1.746.965
TOTAL	**325.746.965**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Innovaciones Educativas Aplicadas al Adiestramiento	Curso	10
Taller de Adiestramiento Tecnológico	Curso	20
Taller de Subsistemas de Recursos Humanos	Curso	60
Área de Apoyo y Servicio	Curso	30
Taller de Procesos Administrativos y Fiscales	Curso	25
Área Jurídica	Curso	10
Desarrollo Supervisorio y Gerencial	Curso	15

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	**40**	**92.000.000**
Empleado (Docente)	40	92.000.000
TOTAL	**40**	**92.000.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	40	92.000.000
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**40**	**92.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Adiestramiento de Personal	246.600.000
99	Partidas no Asignables a Programas	79.146.965
	TOTAL	**325.746.965**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	92.000.000
4.02	Materiales y Suministros	91.000.000
4.03	Servicios no Personales	36.000.000
4.04	Activos Reales	27.600.000
4.05	Activos Financieros	77.457.845
4.08	Otros Gastos de Instituciones Descentralizadas	1.689.120
	TOTAL	**325.746.965**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**324.000.000**
- Ingresos por Actividades Propias	306.000.000
Venta de Servicios	306.000.000
Cursos de adiestramiento de personal	306.000.000
- Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Intereses por Dinero en Depósito	18.000.000
B. Gastos Corrientes	**220.689.120**
- Gastos de Consumo	220.689.120
Gastos de Personal	92.000.000
Materiales y Suministros	91.000.000
Servicios No Personales	36.000.000
Otros Gastos de Instituciones Descentralizadas	1.689.120
Depreciación y Amortización	1.689.120
C. Resultado Económico: Ahorro	**103.310.880**
II. Cuenta de Capital	
A. Recursos de Capital	**105.000.000**
- Ahorro en la Cuenta Corriente	103.310.880
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.689.120
B. Gastos de Capital	**27.600.000**
- Activos Reales	27.600.000
Adquisición de Maquinarias y demás Equipos	27.600.000
C. Resultado Financiero: Superávit	**77.400.000**
III. Cuenta Financiera	
A. Recursos Financieros	**77.457.845**
- Pasivos Financieros	57.845
Incremento de Cuentas a Pagar	57.845
- Superávit Financiero	77.400.000
B. Aplicaciones Financieras	**77.457.845**
- Activos Financieros	77.457.845
Incremento de Caja y Bancos	75.710.880
Incremento de Otras Cuentas y Efectos a Cobrar	1.746.965

A0198
Instituto Nacional de Estadística (INE)

INSTITUTO NACIONAL DE ESTADÍSTICA (INE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La aplicación de la Ley de la Función Pública de Estadística, la cual define y regula la función estadística en general y las relaciones del Estado con el sector privado en el desempeño de esa función, tomando en cuenta los grandes cambios experimentados en el mundo del procesamiento y la difusión de la información estadística, ha conllevado a la transformación de la Oficina Central de Estadística e Informática (OCEI) en el Instituto Nacional de Estadística (INE), lo que lleva implícito la adaptación de la organización a las nuevas funciones que le han sido asignadas.

Dentro del proceso de transformación y modernización que se está llevando a cabo en el INE, además del cambio de la estructura organizativa, para el año 2004 se ha reorientado la distribución de los créditos presupuestarios de acuerdo a la nueva estructura programática, aprobada por la Oficina Nacional de Presupuesto, la cual permitirá tener un mayor control; tanto en la asignación de los recursos financieros, como en su ejecución.

La política y los servicios a prestar por el Instituto, se orientarán a dar cumplimiento a las atribuciones establecidas en el Titulo V de la Ley de la Función Pública de Estadística, tales como:

- Ejercer la rectoría técnica y la coordinación del Sistema Estadístico Nacional

- Formular el Plan Estadístico Nacional y Estadístico Anual

- Apoyar y asistir técnicamente a los órganos estadísticos

En este sentido, la política del Instituto estará dirigida al ámbito del usuario, tanto público como privado, así como del usuario nacional e internacional, a través de diferentes medios como el impreso, el digital, correo electrónico, fax, consultas a través de nuestro centro de documentación, página WEB e Internet.

Asimismo, se prevé prestar asesorías a los organismos públicos (gobernaciones, alcaldías y demás entes públicos), a nivel metodológico y dar apoyo logístico en el ámbito del desarrollo de actividades estadísticas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**20.373.091.011**
- *Transferencias para Financiar Gastos Corrientes*	20.154.691.011
Del Sector Público	20.154.691.011
- Recursos Ordinarios	13.738.213.688
- Gestión Fiscal	5.000.267.650
- Otras Fuentes de Financiamiento	1.416.209.673
- Ingresos por Actividades Propias	86.400.000
Venta de Bienes	42.000.000
Venta de Servicios	44.400.000
- Ingresos de la Propiedad	132.000.000
Recursos de Capital	**1.560.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.560.000.000
Recursos Financieros	**2.827.966.230**
- Activos Financieros	2.827.966.230
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.827.966.230
TOTAL	**24.761.057.241**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**24.167.490.451**
- Gastos de Consumo	23.343.740.451
Gastos de Personal	17.212.595.431
Materiales y Suministros	433.116.169
Servicios No Personales	4.138.028.851
Otros Gastos de Instituciones Descentralizadas	1.560.000.000
Depreciación y Amortización	1.560.000.000
- Otros Gastos Corrientes	823.750.000
Transferencias	823.750.000
Transferencias Corrientes al Sector Privado	823.750.000
Gastos de Capital	**85.974.420**
- Activos Reales	68.868.308
Repuestos y Reparaciones Mayores	19.000.000
Adquisición de Maquinarias y demás Equipos	49.868.308
- Activos Intangibles	17.106.112
Aplicaciones Financieras	**507.592.370**
- Pasivos Financieros	507.592.370
Servicio de la Deuda Pública y Disminución de otros Pasivos	507.592.370
Disminución de Otras Cuentas y Efectos a Pagar	507.592.370
TOTAL	**24.761.057.241**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Interconexión de Instituciones Públicas a través de Platino	Interconexión de Usuario	3.000
Diseño, recolección y procesamiento del XIII Censo de Población y Vivienda. (Etapa Post-Censal).	Publicación/informe	25
Encuesta Industrial Anual	Cuestionario	7.000
Encuesta Industrial Cuantitativa Trimestral	Cuantitativa	2.416
Encuesta Industrial Cualitativa Trimestral	Cuestionario	2.416
Actualización de Directorios	Planilla	25.000
Encuesta de Comercio Cuantitativa Trimestral al Mayor y al Detal	Cuestionario	6.956
Encuesta de Comercio Cualitativa Trimestral al Mayor y al Detal	Cuestionario	6.956
Encuesta de Comercio Anual al Mayor y al Detal	Cuestionario	5.000
Encuesta de Precio Base 90	Planilla	782.304
Programa de Comercio Exterior	Boletín	4
Encuesta de Consumo	Cuestionario	8.200
Estadísticas de Importaciones	Manifiesto	80.000
Estadísticas de Exportaciones	Manifiesto	70.000
Encuesta de Informalidad Fase II a Escala Nacional	Encuesta a Hogares	52.500
Encuesta de Hogares por Muestreo	Encuesta a Hogares	91.100
Sistema de Encuesta a Hogares (MECOVI)	Informe	28
Programa de Población y Análisis Demográfico	Informe	8
Estadísticas Vitales	Boleta	875.000
Programa de Estadísticas Laborales	Informe	41
Programa de Estadísticas Ambientales	Informe	19
Programa de Estadísticas de Salud	Informe	4
Programa de Condiciones de Vida	Informe	75
Programa Niños, Niñas y Adolescentes	Informe	4
Evaluación y Síntesis Estadístico	Informe	4
Turismo Interno Nacional	Cuestionario	10.000
Encuesta de Turismo Receptivo	Cuestionario	3.240
Encuesta de Turismo Emisivo	Cuestionario	8.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**786**	**3.593.037.633**
Directivo	66	735.432.890
Profesional y Técnico	199	1.366.241.379
Administrativo	402	1.074.055.186
Obrero	119	417.308.178
Personal Contratado	**519**	**2.964.733.042**
Empleado	519	2.964.733.042
TOTAL	**1.305**	**6.557.770.675**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	423	1.249.194.511
II	247.105 __ 297.105	100	324.978.903
III	297.106 __ 347.106	72	274.022.038
IV	347.107 __ 397.107	75	342.863.921
V	397.108 __ 447.108	49	247.916.545
VI	447.109 __ 497.109	82	466.621.646
VII	497.110 __ 547.110	44	274.975.049
VIII	547.111 __ 597.111	120	829.219.851
IX	597.112 __ 647.112	17	125.632.433
X	647.113 __ 697.113	70	568.716.095
XI	697.114 __ 747.114	44	382.328.487
XII	747.115 __ 797.115	33	310.618.272
XIII	797.116 __ 847.116	10	97.616.072
XIV	847.117 __ 897.117	6	62.357.997
XV	897.118 __ 947.118	2	22.020.000
XVI	947.119 __ 997.119	10	115.846.161
XVII	997.120 Y MAS	29	445.534.516
	TOTAL	**1.186**	**6.140.462.497**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	34	100.818.432
II	247.105 _ 297.105	44	151.210.348
III	297.106 _ 347.106	32	126.708.686
IV	347.107 _ 397.107	9	38.570.712
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**119**	**417.308.178**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleado	**162**	**738.567.228**
Jubilado	143	649.886.232
Pensionado	19	88.680.996
Obrero	**19**	**85.182.772**
Jubilado	9	41.663.581
Pensionado	10	43.519.191
TOTAL	**181**	**823.750.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	6.097.622.711
02	Apoyo Técnico	14.079.444.854
03	Recolección, Procesamiento y Análisis de las Estadísticas Sociales y Ambientales	785.302.219
04	Recolección, Procesamiento y Análisis de las Estadísticas Económicas	1.426.418.436
05	Recolección, Procesamiento y Análisis de las Estadísticas Demográficas	560.125.337
06	Platino	252.143.684
99	Partidas no Asignables a Programas	1.560.000.000
	TOTAL	**24.761.057.241**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	17.212.595.431
4.02	Materiales y Suministros	433.116.169
4.03	Servicios no Personales	4.138.028.851
4.04	Activos Reales	85.974.420
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	507.592.370
4.07	Transferencias	823.750.000
4.08	Otros Gastos de Instituciones Descentralizadas	1.560.000.000
	TOTAL	**24.761.057.241**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**20.373.091.011**
- Transferencias Para Financiar Gastos Corrientes	20.154.691.011
Del Sector Público	20.154.691.011
De la Administración Central	20.154.691.011
- Ingresos por Actividades Propias	86.400.000
Venta de Bienes	42.000.000
Venta de Servicios	44.400.000
- Ingresos de la Propiedad	132.000.000
Intereses por Dinero en Depósito	132.000.000
B. Gastos Corrientes	**24.167.490.451**
- Gastos de Consumo	23.343.740.451
Gastos de Personal	17.212.595.431
Materiales y Suministros	433.116.169
Servicios No Personales	4.138.028.851
Otros Gastos de Instituciones Descentralizadas	1.560.000.000
Depreciación y Amortización	1.560.000.000
- Otros Gastos Corrientes	823.750.000
Transferencias	823.750.000
Transferencias Corrientes al Sector Privado	823.750.000
Transferencias (Pensiones y Jubilaciones)	823.750.000
C. Resultado Económico: Desahorro	**(3.794.399.440)**
II. Cuenta de Capital	
A. Recursos de Capital	**(2.234.399.440)**
- Desahorro en la Cuenta Corriente	(3.794.399.440)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.560.000.000
B. Gastos de Capital	**85.974.420**
- Activos Reales	68.868.308
Repuestos y Reparaciones Mayores	19.000.000
Adquisición de Maquinarias y demás Equipos	49.868.308
- Activos Intangibles	17.106.112
C. Resultado Financiero: Déficit	**(2.320.373.860)**
III. Cuenta Financiera	
A. Recursos Financieros	**2.827.966.230**
- Activos Financieros	2.827.966.230
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.827.966.230
B. Aplicaciones Financieras	**2.827.966.230**
- Pasivos Financieros	507.592.370
Servicio de la Deuda Pública y Disminución de otros Pasivos	507.592.370
Disminución de Otras Cuentas y Efectos a Pagar	507.592.370
- Déficit Financiero	2.320.373.860

A0210

Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)

CORPORACIÓN PARA LA RECUPERACIÓN Y DESARROLLO DEL ESTADO VARGAS (CORPOVARGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS), fue creada mediante Ley promulgada por la Comisión Legislativa Nacional Publicada en Gaceta Oficial número 36.968 de fecha 08/06/2000 donde se establece como objetivo principal de esta Corporación la de promover, ejecutar, financiar y coordinar proyectos y programas de naturaleza físico ambiental, económica y social, para lograr la recuperación del Estado Vargas, cuyo territorio fue afectado por la catástrofe natural ocurrida en diciembre de 1999.

La Corporación para la Recuperación y Desarrollo del Estado Vargas contará para el año 2004 con ingresos por la cantidad de Bs. 71.172,8 millones, provenientes de las siguientes fuentes de financiamiento: ingresos de la propiedad (intereses por depósito bancarios) Bs. 500,0 millones representando el 0,7% del presupuesto: Aportes del Ejecutivo Nacional para gastos de funcionamiento Bs. 2.007,3 millones significando un 2,8%; transferencias para financiar gastos de capital Bs. 5.000,0 millones significando 7%; recursos por transacciones financieras Bs. 63.521,3 millones representando el 89,3% y el incremento del fondo de depreciación por Bs. 144,2 millones significando el 0,2%.

El presupuesto de gastos acordado para el presente ejercicio fiscal asciende a la cantidad de Bs, 71.172,8 millones de los cuales Bs. 3.201,7 millones corresponden a gastos corrientes y Bs. 67.971,1 millones a gastos de capital.

La relación de ingresos y gastos corrientes derivará en un desahorro de Bs. 694,4 millones. De igual modo, las transacciones de capital ocasionarán un déficit financiero de Bs. 63.521,3 millones, el cual será financiado con la disminución de activos financiero por el mismo monto.

Dentro de las principales metas de la Corporación se encuentran: la construcción y reparación de puentes en sectores específicos del Estado Vargas; construcción y reparación de vías; así como construir y reparar la canalización de ríos y quebradas; construir colectores marginales y sus obras asociadas y construir lechos de secados; etc.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.507.271.882**
- Transferencias para Financiar Gastos Corrientes	2.007.271.882
Del Sector Público	2.007.271.882
Ministerio de Planificación y Desarrollo	2.007.271.882
Recursos Ordinarios	1.368.232.791
Gestión Fiscal	497.992.110
Otras Fuentes de Financiamiento	141.046.981
- Otros Ingresos Corrientes	500.000.000
Ingresos de la Propiedad	500.000.000
Recursos de Capital	**5.144.200.000**
- Transferencias para Financiar Gastos de Capital	5.000.000.000
Del Sector Público	5.000.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	144.200.000
Recursos Financieros	**63.521.318.588**
- Activos Financieros	63.521.318.588
Disminución de Caja y Bancos	719.318.588
Disminución de Cuentas a Cobrar	49.247.000.000
Disminución de Otros Activos Circulantes	13.555.000.000
TOTAL	**71.172.790.470**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.201.690.470**
- Gastos de Consumo	3.201.690.470
Gastos de Personal	2.582.710.470
Materiales y Suministros	179.500.000
Servicios No Personales	295.280.000
Otros Gastos de Instituciones Descentralizadas	144.200.000
Depreciación y Amortización	144.200.000
Gastos de Capital	**67.971.100.000**
- Activos Reales	65.922.100.000
Estudios y Proyectos para Inversión en Activo Fijo	161.000.000
Conservaciones Ampliaciones y Mejoras	446.000.000
Otros Activos Reales	65.315.100.000
- Activos Intangibles	90.000.000
- Gastos Capitalizables	1.959.000.000
Servicios no Personales	1.959.000.000
TOTAL	**71.172.790.470**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Construir y Reparar Puentes en Sectores Especiales del Estado Vargas.	Puente	9
Construir y Reparar Vías.	Kilómetro	13
Construir Obras de Protección Costera.	Obras	4
Construir Obras de Control de Torrentes.	Presa	8
Construir y Reparar la Canalización de Ríos y Quebradas.	Mtr. Lineal	1.660
Construir Colectores Marginales y sus Obras Asociadas.	Mtr. Lineal	1.600
Construir Dique Marginal.	Mtr. Lineal	500
Construir Lechos de Secado	Mtr2	28.000
Construir Sistema de Fuentes del Este.	Obras	4
Construir Soluciones Habitacionales.	Viviendas	380
Ejecutar Expropiaciones.	Inmuebles	620

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**66**	**1.071.968.886**
Directivo	20	538.152.582
Profesional y Técnico	28	442.406.169
Personal Administrativo	8	60.529.616
Obreros	10	30.880.519
Personal Contratado	**6**	**50.000.000**
Profesional y Técnico	6	50.000.000
TOTAL	**72**	**1.121.968.886**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	5	22.098.286
V	397.108 - 447.108		
VI	447.109 - 497.109	5	28.800.000
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112	1	7.185.520
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115	1	9.165.364
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	2	21.200.000
XV	897.118 - 947.118	3	33.388.098
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	45	969.251.098
	TOTAL	**62**	**1.091.088.367**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	8	22.680.019
II	247.105 - 297.105	1	3.514.500
III	297.106 - 347.106		
IV	347.107 - 397.107	1	4.686.000
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**10**	**30.880.519**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección. Superior	2.226.891.452
02	Gerencia de Desarrollo Socioeconómico.	390.590.543
03	Gerencia de Recuperación y Desarrollo de Infraestructura.	68.411.108.475
99	Partidas no Asignables a Programas	144.200.000
	TOTAL	**71.172.790.470**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.582.710.470
4.02	Materiales y Suministros	179.500.000
4.03	Servicios no Personales	2.254.280.000
4.04	Activos Reales	66.012.100.000
4.08	Otros Gastos de Instituciones Descentralizadas	144.200.000
	TOTAL	**71.172.790.470**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.507.271.882**
- Transferencias Para Financiar Gastos Corrientes	2.007.271.882
Del Sector Público	2.007.271.882
De la Administración Central	2.007.271.882
Ministerio de Planificación	2.007.271.882
Recursos Ordinarios	1.368.232.791
Gestión Fiscal	497.992.110
Otras Fuentes de Financiamiento	141.046.981
- Otros Ingresos Corrientes	500.000.000
Ingresos de la Propiedad	500.000.000
Intereses por Dinero en Depósito	500.000.000
B. Gastos Corrientes	**3.201.690.470**
- Gastos de Consumo	3.201.690.470
Gastos de Personal	2.582.710.470
Materiales y Suministros	179.500.000
Servicios no Personales	295.280.000
Otros Gastos de Instituciones Descentralizadas	144.200.000
Depreciación y Amortización	144.200.000
C. Resultado Económico : Desahorro	**(694.418.588)**
II. Cuenta de Capital	
A. Recursos de Capital	**4.449.781.412**
- Desahorro en la Cuenta Corriente	(694.418.588)
- Transferencias para Financiar Gastos de Capital	5.000.000.000
Del Sector Público	5.000.000.000
Ministerio de Planificación.	5.000.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	144.200.000
B. Gastos de Capital	**67.971.100.000**
- Activos Reales	65.922.100.000
Estudios y Proyectos para Inversión en Activo Fijo	161.000.000
Conservaciones Ampliaciones y Mejoras	446.000.000
Otros Activos Reales	65.315.100.000
- Activos Intangibles	90.000.000
- Gastos Capitalizables	1.959.000.000
Servicios no Personales	1.959.000.000
C. Resultado Financiero: Déficit	**(63.521.318.588)**
III. Cuenta Financiera	
A. Recursos Financieros	**63.521.318.588**
- Activos Financieros	63.521.318.588
Disminución de Caja y Bancos	719.318.588
Disminución de Cuentas a Cobrar	49.247.000.000
Disminución de Otros Activos Circulantes	13.555.000.000
B. Aplicaciones Financieras	**63.521.318.588**
- Déficit Financiero	63.521.318.588

A0312
Fundación para el Desarrollo de la Región
Centro Occidental de Venezuela (FUDECO)

FUNDACIÓN PARA EL DESARROLLO DE LA REGIÓN CENTRO OCCIDENTAL DE VENEZUELA (FUDECO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO), creada según acta constitutiva de fecha 20/10/64, con personalidad jurídica y patrimonio propio, funciona bajo la tutela del Ministerio de Planificación y Desarrollo. Su ámbito prioritario de actuación son los Estados Falcón, Lara, Portuguesa, Yaracuy y Cojedes.

Dentro de este contexto, la Fundación tiene como misión promover el desarrollo sustentable, en la región Centro Occidental de Venezuela, a través de la investigación, asesoría, capacitación, suministro de información y la realización de estudios y proyectos para elevar la capacidad de gestión de las organizaciones públicas y de la sociedad civil, dar respuestas oportunas a problemas relevantes y apoyar los procesos que garanticen el bienestar social y la calidad de vida del colectivo.

El presupuesto de ingresos de la Fundación para el ejercicio fiscal 2004, asciende a Bs. 2.596,4 millones constituido por un aporte del Ejecutivo Nacional, a través del Ministerio de Planificación, de Bs. 2.262,6 millones (87,2%); Bs. 305,0 millones (11,8%) de ingresos por actividades propias, provenientes de la venta de publicaciones, servicios de impresión y productos de la granja experimental, entre otros; y Bs. 28,8 millones (1,0%) de incremento de la depreciación acumulada.

El aporte del Ejecutivo Nacional se orientará a las líneas de trabajo permanentes y continuas que son inherentes a sus roles como Organismo de Desarrollo Regional: planificación, promoción, investigación, difusión de información, asistencia técnica y coordinación entre los distintos niveles de gobierno, los cuales por ser actividades que nutren la orientación de su actuación no cuentan con fuentes alternas de financiamiento.

Se ha considerado un presupuesto de gastos de Bs. 2.596,4 millones, donde los corrientes totalizan Bs. 2.558,3 millones (98,5%), los de inversión Bs. 18,0 millones (0,7%) y las aplicaciones financieras Bs. 20,1 millones (0,8%), por concepto de disminución de cuentas y efectos a pagar a proveedores e incremento de caja y bancos.

Los objetivos que persigue la institución, se plasman en la consecución de estudios, proyectos, programas de capacitación y adiestramiento orientados a instituciones públicas nacionales, estadales o municipales, entes centralizados y descentralizados y organizaciones de la sociedad civil, entre los cuales podemos destacar: estudios de competitividad en el área de turismo; apoyo técnico para el inicio y consolidación de los proyectos Sisal, Zedes y Prosalafa II; al igual que la asistencia técnica para el fortalecimiento de grupos organizados; entre otros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.567.605.339**
- Transferencias para Financiar Gastos Corrientes	2.262.605.339
Del Sector Público	2.262.605.339
Ministerio de Planificación y Desarrollo	
Recursos Ordinarios	1.542.277.778
Gestión Fiscal	561.338.809
Otras Fuentes de Financiamiento	158.988.752
- Ingresos por Actividades Propias	305.000.000
Venta de Servicios	305.000.000
Recursos de Capital	**28.763.600**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	28.763.600
TOTAL	**2.596.368.939**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.558.321.044**
- Gastos de Consumo	2.178.820.796
Gastos de Personal	1.865.220.292
Materiales y Suministros	47.000.000
Servicios No Personales	237.836.904
Otros Gastos de Instituciones Descentralizadas	28.763.600
Depreciación y Amortización	28.763.600
- Otros Gastos Corrientes	379.500.248
Transferencias	379.500.248
Transferencias Corrientes al Sector Privado	241.844.316
Otras Transferencias	137.655.932
Gastos de Capital	**18.000.000**
- Activos Reales	18.000.000
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y demás Equipos	13.000.000
Aplicaciones Financieras	**20.047.895**
- Activos Financieros	6.449.915
Incremento de Caja y Bancos	6.449.915
- Pasivos Financieros	13.597.980
Servicio de la Deuda Pública y Disminución de otros Pasivos	13.597.980
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.597.980
TOTAL	**2.596.368.939**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Sistema de Información Geográfica Actualizada y en Servicio	Copias	40.000
Programas de capacitación y/o asistencia técnica al Sector Público	Curso	12
Apoyo técnico institucional al Proyecto Sisal	Informe	4
Apoyo técnico institucional para el inicio y consolidación del Proyecto Prosalafa II	Informe	12
Apoyo técnico Institucional para el inicio y consolidación de Zedes	Informe	7
Estudio de línea base de competitividad del turismo	Informe	3
Acceso a la Información y Comunicación por Internet	Informe	12
Identificación y localización de abastecimientos de alimentos en Acarigua-Araure (Portuguesa)	Informe	5
Convenio Franco-Venezolano de capacitación para el ordenamiento del territorio	Informe	3
Asistencia técnica para el fortalecimiento de grupos organizados	Informe	15
Siembra de Nuez de Macadamia	Plantas	1.600
Producción de Plantas de Café	Plantas	150.000
Participar en los directorios de los Entes de Desarrollo Regional y Estadal	Reuniones	12
Servicios de Internet (infocentro)	Usuario	23.500
Diseño, ejecución y evaluación de las políticas de bienestar social al personal	Informe	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**96**	**675.566.678**
Directivo	9	129.512.291
Profesional y Técnico	28	281.229.417
Personal Administrativo	36	184.911.206
Obrero	23	79.913.764
Personal Contratado	**21**	**40.000.000**
Obrero	21	40.000.000
TOTAL	**117**	**715.566.678**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	4	14.233.200
III	297.106 _ 347.106	11	43.421.200
IV	347.107 _ 397.107	5	21.581.100
V	397.108 _ 447.108	2	10.399.100
VI	447.109 _ 497.109	1	5.821.600
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	12	81.259.859
IX	597.112 _ 647.112	3	22.703.120
X	647.113 _ 697.113	8	64.727.740
XI	697.114 _ 747.114	2	17.276.380
XII	747.115 _ 797.115	3	27.880.930
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	7	74.410.600
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MÁS	15	211.938.085
	TOTAL	**73**	**595.652.914**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	22	42.135.000
II	247.105 _ 297.105	16	55.071.400
III	297.106 _ 347.106	5	18.479.264
IV	347.107 _ 397.107	1	4.228.100
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**44**	**119.913.764**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**43**	**379.500.248**
Jubilado	35	350.519.496
Pensionado	8	28.980.752
TOTAL	**43**	**379.500.248**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Central General	283.412.740
02	Servicios de Apoyo	1.365.564.984
03	Promover el Desarrollo Económico y Social de la Región Centro Occidental	678.950.984
04	Producción Agrícola	184.474.248
99	Partidas no Asignables a Programas	83.965.983
	TOTAL	**2.596.368.939**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.865.220.292
4.02	Materiales y Suministros	47.000.000
4.03	Servicios no Personales	237.836.904
4.04	Activos Reales	18.000.000
4.05	Activos Financieros	6.449.915
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	13.597.980
4.07	Transferencias	379.500.248
4.08	Otros Gastos de Instituciones Descentralizadas	28.763.600
	TOTAL	**2.596.368.939**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.567.605.339**
- Transferencias Para Financiar Gastos Corrientes	2.262.605.339
Del Sector Público	2.262.605.339
De la Administración Central	2.262.605.339
Ministerio de Planificación y Desarrollo	
Recursos Ordinarios	1.542.277.778
Gestión Fiscal	561.338.809
Otras Fuentes de Financiamiento	158.988.752
- Ingresos por Actividades Propias	305.000.000
Venta de Servicios	305.000.000
Producto granja experimental	100.000.000
Servicio de impresión y reproducción	5.000.000
Estudios y convenios	200.000.000
B. Gastos Corrientes	**2.558.321.044**
- Gastos de Consumo	2.178.820.796
Gastos de Personal	1.865.220.292
Materiales y Suministros	47.000.000
Servicios No Personales	237.836.904
Otros Gastos de Instituciones Descentralizadas	28.763.600
Depreciación y Amortización	28.763.600
- Otros Gastos Corrientes	379.500.248
Transferencias	379.500.248
Transferencias Corrientes al Sector Privado	241.844.316
Pensiones	23.184.600
Jubilaciones	218.659.716
Otras Transferencias	137.655.932
C. Resultado Económico: Ahorro	**9.284.295**
II. Cuenta de Capital	
A. Recursos de Capital	**38.047.895**
- Ahorro en la Cuenta Corriente	9.284.295
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	28.763.600
B. Gastos de Capital	**18.000.000**
- Activos Reales	18.000.000
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y demás Equipos	13.000.000
C. Resultado Financiero: Superávit	**20.047.895**
III. Cuenta Financiera	
A. Recursos Financieros	**20.047.895**
- Superávit Financiero	20.047.895
B. Aplicaciones Financieras	**20.047.895**
- Activos Financieros	6.449.915
Incremento de Caja y Bancos	6.449.915
- Pasivos Financieros	13.597.980
Servicio de la Deuda Pública y Disminución de otros Pasivos	13.597.980
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.597.980

A0325
Fundación Escuela de Gerencia Social (FEGS)

FUNDACIÓN ESCUELA DE GERENCIA SOCIAL (FEGS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Escuela de Gerencia Social seguirá contribuyendo con la formación de gerentes de los organismos del sector público, nacional, estatal y municipal; en el uso de la información, capacitación y metodologias aplicadas a la gestión social, a través de actividades de docencia, asistencia técnica, investigación e información.

El marco de acción de la Fundación durante el año 2004, enfatizará el apoyo a los procesos de planificación, formulación, evaluación y seguimiento de políticas y programas sociales del Estado en sus niveles centralizados y descentralizados; a través de la capacitación, asesoría técnica, investigación e información y el desarrollo de nuevas estrategias metodológicas, orientadas a la producción de una investigación íntimamente conectada con instrumentos útiles para la toma de decisiones.

Apoyará decididamente el proceso de descentralización de los programas sociales a nivel estadal y municipal, dotando de instrumentos eficientes a la gerencia de dichos programas.

En el marco de estos lineamientos, la Fundación diseñará, ejecutará y coordinará programas docentes de capacitación, formación y especialización, destinados a fortalecer la gestión de los gerentes del sector en áreas prioritarias, tales como: información social; formulación y evaluación de programas sociales; planificación estratégica; diagnóstico social; gerencia de programas sociales; diseño y seguimiento de programas sociales; desarrollo gerencial; cambio organizacional y técnicas de negociación.

Un eje fundamental de su acción lo constituirá el apoyo dirigido a afianzar los procesos de modernización del Estado y de transferencia de competencias iniciado por el Gobierno Central, fortaleciendo capacidades de gestión de programas sociales en los niveles Estatal y Municipal de Gobierno.

Asimismo, intensificará el establecimiento de convenios y relaciones de cooperación con universidades, organismos e instancias, tanto nacionales como internacionales; así como de organizaciones no gubernamentales en áreas prioritarias de acción de la FEGS.

Continuará con el desarrollo del Servicio de Información especializado en políticas, planes y gerencia social y mantendrá como línea de trabajo permanente el desarrollo y creación de sistemas de información especializados y disponibles por vía telemática, con la finalidad de consolidar la oferta de información en el área.

Igualmente, mantendrá el desarrollo de la línea editorial de la FEGS, mediante la edición de publicaciones especializadas en las temáticas antes señaladas, con el objetivo de promover la difusión del conocimiento en el área social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.935.314.911**
- Transferencias para Financiar Gastos Corrientes	1.300.015.948
Del Sector Público	1.300.015.948
- Recursos Ordinarios	886.140.271
- Gestión Fiscal	322.526.157
- Otras Fuentes	91.349.520
- Ingresos por Actividades Propias	531.350.000
Venta de Bienes	15.000.000
Venta de Servicios	516.350.000
- Otros Ingresos Corrientes	103.948.963
Ingresos de la Propiedad	103.948.963
Recursos de Capital	**66.400.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	66.400.000
Recursos Financieros	**366.500.000**
- Activos Financieros	315.000.000
Disminución de Caja y Bancos	315.000.000
- Pasivos Financieros	51.500.000
Incremento de Cuentas a Pagar	51.500.000
TOTAL	**2.368.214.911**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.262.714.911**
- Gastos de Consumo	2.252.964.911
Gastos de Personal	1.656.407.730
Materiales y Suministros	149.211.031
Servicios No Personales	380.946.150
Otros Gastos de Instituciones Descentralizadas	66.400.000
Depreciación y Amortización	66.400.000
- Otros Gastos Corrientes	9.750.000
Transferencias	9.750.000
Transferencias Corrientes al Sector Privado	9.750.000
Gastos de Capital	**105.500.000**
- Activos Reales	80.500.000
Adquisición de Maquinarias y demás Equipos	80.500.000
- Activos Intangibles	25.000.000
TOTAL	**2.368.214.911**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Capacitación de gerentes de programas sociales nacionales	Gerente capacitado	360
Formación de gerentes sociales en las distintas instancias gubernamentales	Gerente capacitado	320
Formación de gerentes sociales comunitarios	Gerente capacitado	830
Capacitación en Gerencia Social Aplicada a los C.I.P.P.	Gerente capacitado	50
Talleres de formación y acompañamiento técnico	Organismo atendido	8
Emisión de Boletín Social en forma electrónica	Boletín enviado	6.000
Publicaciones de libros con información social	Ejemplar	3.000
Investigación Social Aplicada	Investigación	8
Asistencia técnica a instituciones gubernamentales en gerencia social	Organismo atendido	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**36**	**463.700.239**
Directivo	7	166.014.046
Profesional y Técnico	18	216.896.574
Administrativo	11	80.789.619
Personal Fijo a Tiempo Parcial	**159**	**525.109.500**
Docente	159	525.109.500
TOTAL	**195**	**988.809.739**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	112	271.855.500
II	247.105 _ 297.105	7	23.431.340
III	297.106 _ 347.106	9	37.138.036
IV	347.107 _ 397.107		
V	397.108 _ 447.108	6	31.344.660
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	33	200.130.000
VIII	547.111 _ 597.111	2	14.330.664
IX	597.112 _ 647.112	2	15.180.756
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	2	18.437.544
XIII	797.116 _ 847.116	1	10.149.276
XIV	847.117 _ 897.117	2	20.897.088
XV	897.118 _ 947.118	1	11.179.968
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	18	334.734.907
	TOTAL	**195**	**988.809.739**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**1**	**9.750.000**
Jubilado	1	9.750.000
TOTAL	**1**	**9.750.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Capacitación y formación	737.758.224
02	Información y documentación	264.247.837
03	Asistencia técnica e investigación aplicada	1.299.808.850
99	Partidas no asignables a programas	66.400.000
	TOTAL	**2.368.214.911**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.656.407.730
4.02	Materiales y Suministros	149.211.031
4.03	Servicios no Personales	380.946.150
4.04	Activos Reales	105.500.000
4.07	Transferencias	9.750.000
4.08	Otros Gastos de Instituciones Descentralizadas	66.400.000
	TOTAL	**2.368.214.911**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.935.314.911**
- Transferencias Para Financiar Gastos Corrientes	1.300.015.948
Del Sector Público	1.300.015.948
De la Administración Central	1.300.015.948
- Ingresos por Actividades Propias	531.350.000
Venta de Bienes	15.000.000
Ventas de Libros y Fotocopias	15.000.000
Venta de Servicios	516.350.000
Convenios	358.350.000
Ingresos por Cursos	158.000.000
- Otros Ingresos Corrientes	103.948.963
Ingresos de la Propiedad	103.948.963
Intereses por Dinero en Depósito	91.948.963
Otros Ingresos de la Propiedad	12.000.000
Alquiler de la Sala	12.000.000
B. Gastos Corrientes	**2.262.714.911**
- Gastos de Consumo	2.252.964.911
Gastos de Personal	1.656.407.730
Materiales y Suministros	149.211.031
Servicios No Personales	380.946.150
Otros Gastos de Instituciones Descentralizadas	66.400.000
Depreciación y Amortización	66.400.000
- Otros Gastos Corrientes	9.750.000
Transferencias	9.750.000
Transferencias Corrientes al Sector Privado	9.750.000
Jubilaciones	9.750.000
C. Resultado Económico: Desahorro	**(327.400.000)**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**(261.000.000)**
- Desahorro en la Cuenta Corriente	(327.400.000)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	66.400.000
B. Gastos de Capital	**105.500.000**
- Activos Reales	105.500.000
Adquisición de Maquinarias y demás Equipos	80.500.000
Activos Intangibles	25.000.000
C. Resultado Financiero: Déficit	**(366.500.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**366.500.000**
- Activos Financieros	315.000.000
Disminución de Caja y Bancos	315.000.000
- Pasivos Financieros	51.500.000
Incremento de Cuentas a Pagar	51.500.000
B. Aplicaciones Financieras	**366.500.000**
- Déficit Financiero	366.500.000

A0335
Instituto Venezolano de Planificación
(IVEPLAN)

INSTITUTO VENEZOLANO DE PLANIFICACIÓN (IVEPLAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Venezolano de Planificación (IVEPLAN), tiene como objetivo principal contribuir al desarrollo del Sistema Nacional de Planificación, según los lineamientos del Plan de la Nación y las exigencias del desarrollo nacional. Entre sus principales funciones, se pueden destacar las siguientes:

- Diseñar y dictar cursos de postgrado en las áreas de su competencia.
- Capacitar al personal de los organismos del Sistema Nacional de Planificación.
- Realizar y promover investigaciones que estimulen la producción o aplicación de innovaciones, necesarias para la solución de los problemas económicos, políticos y socioeconómicos.
- Propiciar la utilización y difusión de metodologías de planificación y gestión, acordes con los requerimientos del país.
- Formular y evaluar proyectos, siempre que sea requerido.

De acuerdo a las funciones específicas enunciadas anteriormente, IVEPLAN tiene previsto para el año 2004 realizar un conjunto de actividades asociadas a diferentes proyectos u operaciones que van a ser desarrolladas por cada una de las instancias organizativas, a saber:

- Dictar 4 cursos de postgrado.
- Preparación de 40 cursos de educación continua.
- Dictar 6 cursos superiores.
- Presentación de 4 proyectos de investigación.
- Realizar 3 asesorías para la Administración Pública.
- Coordinar el proyecto de publicaciones mediante la elaboración de 4 publicaciones.
- Realizar 3 seminarios sobre la Planificación en Venezuela.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**979.819.547**
- Transferencias para Financiar Gastos Corrientes	714.217.247
- Recursos Ordinarios	486.837.616
- Gestión Fiscal	177.193.014
- Otras Fuentes de Financiamiento	50.186.617
- Ingresos por Actividades Propias	262.180.000
Venta de Bienes	262.180.000
- Otros Ingresos Corrientes	3.422.300
Ingresos por Aportes y Contribuciones	3.422.300
Recursos de Capital	**1.304.400**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.304.400
Recursos Financieros	**5.640.200**
- Pasivos Financieros	5.640.200
Incremento de Cuentas a Pagar	3.140.200
Incremento de Pasivos no Circulantes	2.500.000
TOTAL	**986.764.147**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**881.123.947**
- Gastos de Consumo	828.068.847
Gastos de Personal	667.715.173
Materiales y Suministros	118.644.000
Servicios No Personales	40.200.000
Otros Gastos de Instituciones Descentralizadas	1.509.674
Depreciación y Amortización	1.304.400
Otros	205.274
- Otros Gastos Corrientes	53.055.100
Transferencias	53.055.100
Transferencias Corrientes al Sector Público	53.055.100
Gastos de Capital	**100.000.000**
- Activos Reales	91.500.000
Adquisición de Maquinarias y demás Equipos	91.500.000
- Activos Intangibles	8.500.000
Aplicaciones Financieras	**5.640.200**
- Activos Financieros	5.640.200
Incremento de Cuentas a Cobrar	5.640.200
TOTAL	**986.764.147**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Cursos Postgrados	Curso	4
Cursos de Educación Continua	Curso	40
Curso Superior	Curso	6
- Postgrado	Especialista	12
- Educación Continua	Especialista	450
Proyecto de Investigación	Proyecto	4
Asesorías a Organismos	Asesoría	3
Publicaciones de Documentos	Documento	4
Seminarios	Seminario	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**35**	**212.134.908**
Directivo	2	36.931.608
Profesional y Técnico	13	85.679.004
Administrativo	20	89.524.296
Personal Contratado	**48**	**89.000.000**
Empleado	48	89.000.000
TOTAL	**83**	**301.134.908**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	53	90.494.216
II	247.105 _ 297.105		
III	297.106 _ 347.106	5	17.838.780
IV	347.107 _ 397.107	2	9.028.320
V	397.108 _ 447.108		
VI	447.109 _ 497.109	13	74.955.024
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	1	7.019.040
IX	597.112 _ 647.112		
X	647.113 _ 697.113	1	8.065.212
XI	697.114 _ 747.114	5	43.578.036
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	3	50.156.280
	TOTAL	**83**	**301.134.908**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	140.015.000
02	Dirección de Asesoría y Estudios de Post-grados	103.763.500
03	Dirección de Investigación y Redes Institucionales	167.781.000
04	Dirección de Docencia	222.198.600
05	Centro de Información y Documentación	62.381.500
06	Servicios Administrativos Apoyo Logística	289.114.873
99	Partidas no Asignables a Programas	1.509.674
	TOTAL	**986.764.147**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	667.715.173
4.02	Materiales y Suministros	118.644.000
4.03	Servicios no Personales	40.200.000
4.04	Activos Reales	100.000.000
4.05	Activos Financieros	5.640.200
4.07	Transferencias	53.055.100
4.08	Otros Gastos de Instituciones Descentralizadas	1.509.674
	TOTAL	**986.764.147**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**979.819.547**
- Transferencias Para Financiar Gastos Corrientes	714.217.247
- Recursos Ordinarios	486.837.616
- Gestión Fiscal	177.193.014
- Otras Fuentes de Financiamiento	50.186.617
- Ingresos por Actividades Propias	262.180.000
Venta de Bienes	262.180.000
Convenios Institucionales	10.000.000
Cursos	252.180.000
- Otros Ingresos Corrientes	3.422.300
Ingresos por Aportes y Contribuciones	3.422.300
Publicaciones	2.120.000
Administración Convenios Multilaterales	1.000.000
Ingresos Varios	302.300
B. Gastos Corrientes	**881.123.947**
- Gastos de Consumo	828.068.847
Gastos de Personal	667.715.173
Materiales y Suministros	118.644.000
Servicios No Personales	40.200.000
Otros Gastos de Instituciones Descentralizadas	1.509.674
Depreciación y Amortización	1.304.400
Otros	205.274
- Otros Gastos Corrientes	53.055.100
Transferencias	53.055.100
Transferencias Corrientes al Sector Público	53.055.100
Jubilaciones	36.011.200
Asistencia Social al Personal Jubilado	17.043.900
C. Resultado Económico: Ahorro	**98.695.600**
II. Cuenta de Capital	
A. Recursos de Capital	**100.000.000**
- Ahorro en la Cuenta Corriente	98.695.600
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.304.400
B. Gastos de Capital	**100.000.000**
- Activos Reales	91.500.000
Adquisición de Maquinarias y demás Equipos	91.500.000
- Activos Intangibles	8.500.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**5.640.200**
- Pasivos Financieros	5.640.200
Incremento de Cuentas a Pagar	3.140.200
Incremento de Pasivos no Circulantes	2.500.000
B. Aplicaciones Financieras	**5.640.200**
- Activos Financieros	5.640.200
Incremento de Cuentas a Cobrar - Comerciales	5.640.200

A0941

Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)

FONDO NACIONAL PARA EL FINANCIAMIENTO DE LAS ZONAS ESPECIALES DE DESARROLLO SUSTENTABLE (FONZEDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES), tiene como objetivo fundamental otorgar financiamiento para la ejecución de los planes diseñados para las zonas especiales de desarrollo sustentable, de acuerdo a lo establecido en el Decreto N° 2.022 de fecha 28 de octubre de 2.002, objetivo que se cumple a través del Programa 02 "Financiamiento a Zonas Especiales", el cual atenderá para el próximo ejercicio fiscal el financiamiento requerido a través de la concesión de préstamos.

Con la finalidad de dinamizar el desarrollo sostenible regional, orientando sus esfuerzos a las zonas especiales de desarrollo sustentable previamente creadas por el Ejecutivo Nacional, bajo la estrategia de descentralización y desconcentración del equilibrio territorial, económico, social, ambiental y así lograr la autogestión social desde el ámbito local, mejorando la calidad de vida y la preservación del medio ambiente; el Fondo ha programado para el año 2004 el financiamiento, evaluación, seguimiento y control de programas y proyectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**6.834.850.769**
- Transferencias para Financiar Gastos Corrientes	1.100.000.000
Del Sector Público	1.100.000.000
- Recursos Ordinarios	749.801.800
- Gestión Fiscal	272.903.400
- Otras Fuentes de Financiamiento	77.294.800
Ingresos de la Propiedad (Intereses)	5.734.850.769
Recursos de Capital	**10.519.654.900**
- Transferencias para Financiar Gastos de Capital	10.500.000.000
Del Sector Público	10.500.000.000
- Gestión Fiscal	10.500.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.654.900
Recursos Financieros	**21.278.471.205**
- Activos Financieros	21.278.471.205
Disminución de Caja y Bancos	1.283.071.205
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.995.400.000
TOTAL	**38.632.976.874**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.919.540.209**
- Gastos de Consumo	2.840.040.207
Gastos de Personal	1.834.908.560
Materiales y Suministros	68.183.939
Servicios No Personales	917.292.808
Otros Gastos de Instituciones Descentralizadas	19.654.900
Depreciación y Amortización	19.654.900
- Otros Gastos Corrientes	79.500.002
Transferencias	79.500.002
Transferencias Corrientes al Sector Público	79.500.002
Gastos de Capital	**534.086.665**
- Activos Reales	534.086.665
Repuestos y Reparaciones Mayores	3.900.000
Adquisición de Maquinarias y demás Equipos	146.270.000
Adquisición de Equipos de Transporte, Tracción y Elevación	45.000.000
Estudios y Proyectos para Inversión en Activo Fijo	307.416.665
Conservaciones, ampliaciones y Mejoras	31.500.000
Aplicaciones Financieras	**35.179.350.000**
- Activos Financieros	35.179.350.000
Concesión de Préstamos	35.179.350.000
TOTAL	**38.632.976.874**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Financiamiento a Siembras de Ciclo Corto	Hectárea	14.124
Financiamiento para la Siembra de Raíces y Tubérculos	Hectárea	3.500
Financiamiento para la Siembra de Frutales	Hectárea	1.154
Financiamiento para la Recuperaciones de Plantaciones de Varios	Bolívar	500.000.000
Financiamiento Construcción de un Parque Industrial Alfarero	Bolívar	600.000.000
Financiamiento para el Programa Cacaotero	Bolívar	2.995.000.000
Financiamiento para el Plan de Dotación de Maquinarias y Equipos Agrícolas	Bolívar Hectárea	1.500.000.000 13.000
Financiamiento al Programa de Soya	Bolívar	11.700.000.000
Financiamiento al Programa de Ganadería Doble Propósito	Bolívar	16.820.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**47**	**467.837.820**
Directivo	7	115.500.000
Profesional y Técnico	31	314.340.000
Administrativo	4	21.600.000
Obrero	5	16.397.820
Personal Contratado	**9**	**98.670.000**
Empleado	9	98.670.000
TOTAL	**56**	**566.507.820**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	4	21.600.000
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118	31	314.340.000
XVI	947.119 __ 997.119	9	98.670.000
XVII	997.120 Y MAS	7	115.500.000
	TOTAL	**51**	**550.110.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	5	16.397.820
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**5**	**16.397.820**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	1.680.070.748
02	Financiamiento a Zonas Especiales	36.933.251.226
99	Partidas no Asignables a Programas	19.654.900
	TOTAL	**38.632.976.874**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.834.908.560
4.02	Materiales y Suministros	68.183.939
4.03	Servicios no Personales	917.292.808
4.04	Activos Reales	534.086.665
4.05	Activos Financieros	35.179.350.000
4.07	Transferencias	79.500.002
4.08	Otros Gastos de Instituciones Descentralizadas	19.654.900
	TOTAL	**38.632.976.874**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.834.850.769**
- Transferencias Para Financiar Gastos Corrientes	1.100.000.000
Del Sector Público	1.100.000.000
- Recursos Ordinarios	749.801.800
- Gestión Fiscal	272.903.400
- Otras Fuentes de Financiamiento	77.294.800
- Ingresos de la Propiedad	5.734.850.769
Intereses por Dinero en Depósito	743.120.769
Otros Ingresos de la Propiedad	4.991.730.000
Intereses sobre préstamos	316.980.000
Recuperaciones de préstamos	4.674.750.000
B. Gastos Corrientes	**2.919.540.209**
- Gastos de Consumo	2.840.040.207
Gastos de Personal	1.834.908.560
Materiales y Suministros	68.183.939
Servicios No Personales	917.292.808
Otros Gastos de Instituciones Descentralizadas	19.654.900
Depreciación y Amortización	19.654.900
- Otros Gastos Corrientes	79.500.002
Transferencias	79.500.002
Transferencias Corrientes al Sector Público	79.500.002
Corporaciones Regionales (Entes Ejecutores)	79.500.002
C. Resultado Económico: Ahorro	**3.915.310.560**
II. Cuenta de Capital	
A. Recursos de Capital	**14.434.965.460**
- Ahorro en la Cuenta Corriente	3.915.310.560
- Transferencias para Financiar Gastos de Capital	10.500.000.000
Del Sector Público	10.500.000.000
- Gestión Fiscal	10.500.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	19.654.900
B. Gastos de Capital	**534.086.665**
- Activos Reales	534.086.665
Repuestos y Reparaciones Mayores	3.900.000
Adquisición de Maquinarias y demás Equipos	146.270.000
Adquisición de Equipos de Transporte, Tracción y Elevación	45.000.000
Estudios y Proyectos para Inversión en Activo Fijo	307.416.665
Conservaciones Ampliaciones y Mejoras	31.500.000
C. Resultado Financiero: Superávit	**13.900.878.795**

III. Cuenta Financiera	
A. Recursos Financieros	**35.179.350.000**
- Activos Financieros	21.278.471.205
Disminución de Caja y Bancos	1.283.071.205
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.995.400.000
- Superávit Financiero	13.900.878.795
B. Aplicaciones Financieras	**35.179.350.000**
- Activos Financieros	35.179.350.000
Concesión de Préstamos	35.179.350.000

Ministerio de Ciencia y Tecnología

A0022
Instituto Nacional de Investigaciones Agrícolas
(INIA)

INSTITUTO NACIONAL DE INVESTIGACIONES AGRÍCOLAS (INIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Investigaciones Agrícolas tiene como objetivo la investigación científica, el desarrollo tecnológico, el asesoramiento y la prestación de servicios especializados en el área agropecuaria, con miras a contribuir al desarrollo sostenible y competitivo del sector agrícola, pecuario, forestal, pesquero y del medio rural.

Las políticas del ente están orientadas a dar respuesta a las necesidades del entorno, en aquellas áreas de investigación que sean de competencia para el INIA y prioritarias para el Estado Venezolano, y al fortalecimiento institucional con la adquisición de tecnologías de punta que permitan mejorar los procesos administrativos, de tal manera que pueda prestar servicios especializados para generar y validar los conocimientos y tecnologías requeridos por las cadenas agroalimentarias.

El presupuesto de gastos para el año 2004 asciende a Bs. 72.171,0 millones, que será financiado con recursos provenientes del Ministerio de Ciencia y Tecnología por Bs. 71.241,0 millones, de los cuales corresponden Bs. 7.448,9 millones a la Ley de Endeudamiento; recursos propios por Bs. 810,0 millones e incremento de la depreciación y amortización acumulada por Bs. 120,0 millones.

Los precios de los bienes y servicios comercializados por el Instituto, son fijados y regulados anualmente por la Junta Directiva y publicados en el boletín especial INIA, mientras que las tarifas de los servicios prestados al sector productivo y los precios de los insumos agrícolas producidos, responden principalmente a los indicadores promedio de inflación y al Indice al consumidor.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**66.054.622.800**
- Transferencias para Financiar Gastos Corrientes	65.244.622.800
Del Sector Público	65.244.622.800
Ministerio de Ciencia y Tecnología	65.244.622.800
.Recursos Ordinarios	18.083.590.000
.Gestión Fiscal	35.746.000.000
.Programas y Proyectos	7.448.932.800
Programa de Desarrollo Tecnológico Agropecuario PRODETEC III	7.448.932.800
.Otras Fuentes de Financiamiento	3.966.100.000
- Ingresos por Actividades Propias	810.000.000
Venta de Bienes	480.000.000
Venta de Servicios	330.000.000
Recursos de Capital	**6.116.340.000**
- Transferencias para Financiar Gastos de Capital	5.996.340.000
Del Sector Público	5.996.340.000
Ministerio de Ciencia y Tecnología	5.996.340.000
.Recursos Ordinarios	5.996.340.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	120.000.000
TOTAL	**72.170.962.800**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**54.545.834.911**
- Gastos de Consumo	46.475.092.993
Gastos de Personal	40.092.089.455
Materiales y Suministros	818.603.538
Servicios No Personales	5.444.400.000
Otros Gastos de Instituciones Descentralizadas	120.000.000
Depreciación y Amortización	120.000.000
- Otros Gastos Corrientes	8.070.741.918
Transferencias	8.070.741.918
Transferencias Corrientes al Sector Público	8.070.741.918
Gastos de Capital	**9.249.340.000**
- Activos Reales	6.823.340.000
Adquisición de Maquinarias y demás Equipos	833.340.000
Estudios y Proyectos Para Inversión en Activo Fijo	5.990.000.000
- Gastos Capitalizables	2.426.000.000
Servicios no Personales	2.426.000.000
Aplicaciones Financieras	**8.375.787.889**
- Pasivos Financieros	8.375.787.889
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.117.000.000
Disminución de Otros Pasivos no Circulantes	7.258.787.889
TOTAL	**72.170.962.800**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Producción de semillas básicas	Kilogramo	18.000
Vacunas	Dosis	920.000
Reproductores	Animal	215
Diagnóstico fitosanitarios	Muestra	2.100
Análisis de suelo	Muestra	12.000
Certificación de semillas	TM.	40.000
Investigación y transferencias	Estudio	573

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1.686**	**15.492.226.760**
Directivo	43	286.404.647
Profesional y Técnico	141	1.463.004.297
Personal Administrativo	257	1.344.237.641
Personal de Investigación	711	9.627.618.481
Obrero	534	2.770.961.694
Personal Contratado	**113**	**697.352.552**
Empleado	95	643.978.088
Obrero	18	53.374.464
TOTAL	**1.799**	**16.189.579.312**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	140	798.331.356
VII	497.110 _ 547.110	102	646.771.119
VIII	547.111 _ 597.111	46	320.185.000
IX	597.112 _ 647.112	23	174.874.832
X	647.113 _ 697.113	17	139.903.218
XI	697.114 _ 747.114	12	104.010.233
XII	747.115 _ 797.115	73	685.708.147
XIII	797.116 _ 847.116	45	456.829.401
XIV	847.117 _ 897.117	118	1.252.704.110
XV	897.118 _ 947.118	63	704.302.811
XVI	947.119 _ 997.119	247	2.908.719.101
XVII	997.120 Y MAS	361	5.172.903.826
	TOTAL	**1.247**	**13.365.243.154**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	552	2.824.336.158
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**552**	**2.824.336.158**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**466**	**5.946.560.718**
Jubilado	365	5.378.133.213
Pensionado	101	568.427.505
Obreros	**114**	**1.001.581.200**
Jubilado	114	1.001.581.200
TOTAL	**580**	**6.948.141.918**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	32.848.689.240
02	Investigación	19.615.550.574
03	Negociación Tecnológica	3.761.995.097
04	Programa de Tecnología Agropecuaria	7.448.940.000
99	Partidas No Asignables a Programas	8.495.787.889
	TOTAL	**72.170.962.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	40.092.089.455
4.02	Materiales y Suministros	818.603.538
4.03	Servicios No Personales	7.870.400.000
4.04	Activos Reales	6.823.340.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	8.375.787.889
4.07	Transferencias	8.070.741.918
4.08	Otros Gastos de Instituciones Descentralizadas	120.000.000
	TOTAL	**72.170.962.800**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**66.054.622.800**
- Transferencias Para Financiar Gastos Corrientes	65.244.622.800
Del Sector Público	65.244.622.800
De la Administración Central	65.244.622.800
Ministerio de Ciencia y Tecnología	65.244.622.800
.Recursos Ordinarios	18.083.590.000
.Gestión Fiscal	35.746.000.000
.Programas y Proyectos	7.448.932.800
Programa de Desarrollo Tecnológico Agropecuario PRODETEC III	7.448.932.800
.Otras Fuentes de Financiamiento	3.966.100.000
- Ingresos por Actividades Propias	810.000.000
Venta de Bienes	480.000.000
Semillas, Vacunas y Reproductores	480.000.000
Venta de Servicios	330.000.000
Diagnóstico fitosanitarios y certificación de semillas	308.000.000
Análisis de suelo	12.000.000
Publicaciones	10.000.000
B. Gastos Corrientes	**54.545.834.911**
- Gastos de Consumo	46.475.092.993
Gastos de Personal	40.092.089.455
Materiales y Suministros	818.603.538
Servicios No Personales	5.444.400.000
Otros Gastos de Instituciones Descentralizadas	120.000.000
Depreciación y Amortización	120.000.000
- Otros Gastos Corrientes	8.070.741.918
Transferencias	8.070.741.918
Transferencias Corrientes al Sector Público	8.070.741.918
Pensionados, Jubilados, Becas y Subsidios	5.261.242.909
Asistencia Social Personal Pensionado	560.162.621
Asistencia Social Personal Jubilados	2.249.336.388
C. Resultado Económico: Ahorro	**11.508.787.889**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**17.625.127.889**
- Ahorro en la Cuenta Corriente	11.508.787.889
- Transferencias para Financiar Gastos de Capital	5.996.340.000
Del Sector Público	5.996.340.000
Ministerio de Ciencia y Tecnología	5.996.340.000
.Recursos Ordinarios	5.996.340.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	120.000.000
B. Gastos de Capital	**9.249.340.000**
- Activos Reales	6.823.340.000
Adquisición de Maquinarias y demás Equipos	833.340.000
Estudios y Proyectos para Inversión en Activo Fijo	5.990.000.000
- Gastos Capitalizables	2.426.000.000
Servicios No Personales	2.426.000.000
C. Resultado Financiero: Superávit	**8.375.787.889**
III. Cuenta Financiera	
A. Recursos Financieros	**8.375.787.889**
- Superávit Financiero	8.375.787.889
B. Aplicaciones Financieras	**8.375.787.889**
- Pasivos Financieros	8.375.795.089
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.117.000.000
Disminución de Otros Pasivos No Circulantes	7.258.787.889

A0063
Instituto Venezolano de Investigaciones
Científicas (IVIC)

INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTÍFICAS (IVIC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Venezolano de Investigaciones Científicas (IVIC) se dedica a la investigación fundamental aplicada en las diversas ramas de las ciencias, con énfasis en el desarrollo de proyectos en petróleo, materiales, física, astrofísica, etc; trabajos de investigación y estudios en las áreas de salud, sociales, políticas y otras. Así como, la formación de recursos humanos en ciencia y tecnología a través de programas de postgrado y extensión.

En términos generales los recursos cubren los gastos mínimos requeridos de funcionamiento, ya que los niveles de desahorro y déficit que presenta el Instituto mejorarán, en la medida en que se defina el financiamiento relativo a las incidencias derivadas de la contratación colectiva y a las prestaciones sociales, compromiso asumido por el Ejecutivo Nacional.

Entre las metas más importantes a desarrollar en 2004 se destacan: 328 proyectos de investigación, 845 trabajos científicos con participación en congresos nacionales e internacionales, 403 publicaciones, 180 becas, 17 proyectos y servicios tecnológicos, entre otros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**57.425.514.793**
- Transferencias para Financiar Gastos Corrientes	55.334.895.600
Del Sector Público	55.334.895.600
Recursos Ordinarios	19.832.540.000
Gestión Fiscal	33.536.255.600
Otras Fuentes de Financiamiento	1.966.100.000
- Ingresos por Actividades Propias	1.300.000.000
Venta de Bienes	1.300.000.000
- Otros Ingresos Corrientes	640.619.193
- Ingresos de la Propiedad (Intereses)	150.000.000
Recursos de Capital	**1.100.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.100.000.000
Recursos Financieros	**19.336.812.495**
- Activos Financieros	934.061.645
Disminución de Caja y Bancos	934.061.645
- Pasivos Financieros	18.402.750.850
Incremento de Pasivos no Circulantes	18.402.750.850
TOTAL	**77.862.327.288**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**63.753.851.188**
- Gastos de Consumo	56.662.876.027
Gastos de Personal	47.211.816.573
Materiales y Suministros	2.632.808.117
Servicios No Personales	5.733.251.337
Variación de Inventarios	(15.000.000)
Otros Gastos de Instituciones Descentralizadas	1.100.000.000
Depreciación y Amortización	1.100.000.000
- Otros Gastos Corrientes	7.090.975.161
Transferencias	7.090.975.161
Transferencias Corrientes al Sector Privado	7.090.975.161
Gastos de Capital	**13.174.414.458**
- Activos Reales	13.159.414.458
Adquisición de Maquinarias y demás Equipos	10.085.741.144
Obras de Infraestructura - Estudios y Proyectos	3.073.673.314
- Incremento de Inventarios	15.000.000
Aplicaciones Financieras	**934.061.642**
- Pasivos Financieros	934.061.642
Servicio de la Deuda Pública y Disminución de otros Pasivos	934.061.642
Disminución de Cuentas y Efectos a Pagar a Proveedores	471.061.642
Disminución de Cuentas y Efectos a Pagar a Contratistas	300.000.000
Disminución de Otras Cuentas y Efectos a Pagar	163.000.000
TOTAL	**77.862.327.288**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Proyectos de Investigación (en Proceso)	Cantidad	328
Participación en Congresos Nacionales e Internacionales	Trabajo	845
Publicaciones	Trabajo	403
- Capitulos en Libros	Trabajo	27
- Artículos en Revistas Científicas	Cantidad	364
- Libros	Cantidad	12
Becas (IVIC - Contingencias - Temporales)	Cantidad	180
Proyectos	Cantidad	17
Adiestramiento al Personal	Persona	470

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**866**	**8.480.056.137**
Directivo	28	399.332.672
Profesional y Técnico	449	6.283.407.634
Administrativo	140	626.753.230
Obrero	249	1.170.562.601
Personal Fijo a Tiempo Parcial	**5**	**31.516.669**
Personal Médico	5	31.516.669
Personal Contratado	**79**	**956.164.198**
Empleado	79	956.164.198
TOTAL	**950**	**9.467.737.004**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	2	6.974.496
III	297.106 __ 347.106	50	198.971.138
IV	347.107 __ 397.107	35	162.531.734
V	397.108 __ 447.108	52	270.988.801
VI	447.109 __ 497.109	58	338.297.560
VII	497.110 __ 547.110	46	298.474.801
VIII	547.111 __ 597.111	33	226.949.159
IX	597.112 __ 647.112	25	193.257.873
X	647.113 __ 697.113	23	188.871.201
XI	697.114 __ 747.114	13	116.449.054
XII	747.115 __ 797.115	14	132.790.090
XIII	797.116 __ 847.116	9	91.209.989
XIV	847.117 __ 897.117	18	192.454.882
XV	897.118 __ 947.118	8	90.824.350
XVI	947.119 __ 997.119	9	107.602.197
XVII	997.120 Y MAS	306	5.680.527.078
	TOTAL	**701**	**8.297.174.403**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	33	117.543.022
III	297.106 __ 347.106	5	20.776.188
IV	347.107 __ 397.107	171	814.617.373
V	397.108 __ 447.108	32	169.927.792
VI	447.109 __ 497.109	8	47.698.226
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**249**	**1.170.562.601**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**230**	**5.662.064.492**
Jubilado	185	5.169.773.725
Pensionado	45	492.290.767
Obreros	**118**	**556.552.740**
Pensionado	118	556.552.740
TOTAL	**348**	**6.218.617.232**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación General	30.582.400.952
02	Investigaciones Científicas y Tecnológicas	32.499.855.008
03	Información y Documentación Científica y Tecnológica	8.401.992.556
04	Formación Avanzada de Recursos Humanos en Ciencia y Tecnología	1.882.545.761
05	Asesorías, Proyectos y Servicios Tecnológicos	2.461.471.369
99	Partidas no Asignables a Programas	2.034.061.642
	TOTAL	**77.862.327.288**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	47.211.816.573
4.02	Materiales y Suministros	2.632.808.117
4.03	Servicios no Personales	5.733.251.337
4.04	Activos Reales	13.159.414.458
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	934.061.642
4.07	Transferencias	7.090.975.161
4.08	Otros Gastos de Instituciones Descentralizadas	1.100.000.000
	TOTAL	**77.862.327.288**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**57.425.514.793**
- Transferencias Para Financiar Gastos Corrientes Del Sector Público	55.334.895.600
- Recursos Ordinarios	19.832.540.000
- Gestión Fiscal	33.536.255.600
- Otras Fuentes de Financiamiento	1.966.100.000
- Ingresos por Actividades Propias	**1.300.000.000**
Venta de Bienes	1.300.000.000
- Otros Ingresos Corrientes	**150.000.000**
Ingresos de la Propiedad (Intereses)	150.000.000
B. Gastos Corrientes	**63.753.851.188**
- Gastos de Consumo	56.662.876.027
Gastos de Personal	47.211.816.573
Materiales y Suministros	2.632.808.117
Servicios No Personales	5.733.251.337
Variación de Inventario	(15.000.000)
Otros Gastos de Instituciones Descentralizadas	
Depreciación y Amortización	1.100.000.000
- Otros Gastos Corrientes	**7.090.975.161**
Transferencias	
Transferencias Corrientes al Sector Privado	7.090.975.161
Jubilaciones	7.090.975.161
C. Resultado Económico: Desahorro	**(6.328.336.395)**
II. Cuenta de Capital	
A. Recursos de Capital	**(5.228.336.395)**
- Desahorro en la Cuenta Corriente	(6.328.336.395)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.100.000.000
B. Gastos de Capital	**13.174.414.458**
- Activos Reales	13.159.414.458
Adquisición de Maquinarias y demás Equipos	10.085.741.144
Obras de Infraestructura	3.073.673.314
- Incremento de Inventarios	15.000.000
C. Resultado Financiero: Déficit	**(18.402.750.853)**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**19.336.812.495**
- Activos Financieros	934.061.645
Disminución de Caja y Bancos	934.061.645
- Pasivos Financieros	18.402.750.850
Incremento de Cuentas a Pagar	18.402.750.850
B. Aplicaciones Financieras	**19.336.812.495**
- Pasivos Financieros	**934.061.642**
Disminución de Cuentas y Efectos a Pagar a Proveedores	471.061.642
Disminución de Cuentas y Efectos a Pagar a Contratistas	300.000.000
Disminución de Otras Cuentas y Efectos a Pagar	163.000.000
- Déficit Financiero	**18.402.750.853**

A0191
Fundación Venezolana de Promoción al Investigador (FVPI)

FUNDACIÓN VENEZOLANA DE PROMOCIÓN AL INVESTIGADOR (FVPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El presupuesto de gasto del ejercicio 2004 se formuló en atención a las Líneas Generales del Plan Nacional de Desarrollo Económico y Social de la Nación 2001-2007, a los programas definidos en las líneas estrategias y proyectos de acción del Ministerio de Ciencia y Tecnología y a los objetivos definidos en los estatutos de esta Fundación.

Igualmente en la formulación del presupuesto de gasto se consideran las políticas establecidas en el Plan Nacional de Ciencia, Tecnología e Innovación, el cual plantea el financiamiento que el Estado Venezolano a través del Ministerio de Ciencia y Tecnología, otorga para dinamizar el Sistema de Ciencia, Tecnología e Innovación concretándose, entre otras, en Subvenciones para Proyectos de Investigación Científica y Desarrollo, cuyo objetivo es promocionar la actividad científica creadora y la generación de nuevos conocimientos en las áreas establecidas en cada programa.

Todas estas políticas, son cónsonas con los objetivos de esta Institución, la cual tiene por finalidad contribuir al fortalecimiento y desarrollo de la carrera de Investigador Científico y Tecnológico, en todos los ámbitos de las instituciones de Educación Superior y Centros de Investigación; estimular la productividad de la investigación y colaborar con el Estado, y en general con la Sociedad Venezolana, facilitando la información científica y tecnológica, para atender las áreas de trabajo y problemas donde se requiera la competencia de los investigadores.

En este sentido, en el Presupuesto de Gasto para el ejercicio fiscal 2004, la partida más significativa es la de Transferencias (pago a los Investigadores), la cual representa un 93,96% del presupuesto total y en términos absolutos significa la cantidad de Bs. 12.723.319.845. Esta partida se incrementa en un 294% con respecto al año 2003, correspondiendo el 6,04% restante del presupuesto a gastos de funcionamiento de la Institución y a financiar el Proyecto Base de Datos.

En función de sus objetivos tiene previsto continuar con las metas de aumentar el número de investigadores acreditados al Programa, de 2.831 a 3.400, a fin de estimular paulatinamente la productividad de la investigación de alta calidad y pertinencia social, científica y tecnológica a nivel nacional, bajo la convicción de que la investigación es un insumo estratégico fundamental para la innovación en el área productiva y lograr la formación de una masa crítica de investigadores, que permita alcanzar las cifras propuestas por la UNESCO (al menos uno por cada 1.000 habitantes).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**13.512.456.845**
- Transferencias para Financiar Gastos Corrientes	13.380.852.845
Del Sector Público (Recursos Ordinarios)	13.380.852.845
- Ingresos de la Propiedad (Intereses)	131.604.000
Recursos de Capital	**28.991.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	28.991.000
TOTAL	**13.541.447.845**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**13.451.082.845**
- Gastos de Consumo	727.763.000
Gastos de Personal	310.844.000
Materiales y Suministros	33.070.000
Servicios No Personales	354.858.000
Otros Gastos de Instituciones Descentralizadas	28.991.000
Depreciación y Amortización	28.991.000
Transferencias	12.723.319.845
Subvención a los Investigadores	12.723.319.845
Gastos de Capital	**85.816.000**
- Activos Reales	85.816.000
Adquisición de Maquinarias y demás Equipos	38.816.000
Adquisición de Equipos de Transporte, Tracción y Elevación	47.000.000
Aplicaciones Financieras	**4.549.000**
- Activos Financieros	4.549.000
Incremento de Caja y Bancos	4.549.000
TOTAL	**13.541.447.845**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Programa de Promoción del Investigador	Investigador	3.400
Capacitación, Adiestramiento y Formación del Capital Humano	Programa	3

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**10**	**77.616.000**
- Directivo	2	35.100.000
- Profesional y Técnico	2	21.857.000
- Administrativo	6	20.659.000
Personal Contratado	**2**	**29.520.000**
- Empleado	2	29.520.000
TOTAL	**12**	**107.136.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.760.000
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	2	10.080.000
VI	447.109 _ 497.109	1	5.400.000
VII	497.110 _ 547.110	2	12.192.000
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	1	8.796.000
XII	747.115 _ 797.115	1	9.348.000
XIII	797.116 _ 847.116	1	9.960.000
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	3	48.600.000
	TOTAL	**12**	**107.136.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Promoción del Investigador	13.507.907.845
99	Partidas no Asignables a Programas	33.540.000
	TOTAL	**13.541.447.845**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	310.844.000
4.02	Materiales y Suministros	33.070.000
4.03	Servicios no Personales	354.858.000
4.04	Activos Reales	85.816.000
4.05	Activos Financieros	4.549.000
4.07	Transferencias	12.723.319.845
4.08	Otros Gastos de Instituciones Descentralizadas	28.991.000
	TOTAL	**13.541.447.845**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.512.456.845**
- Transferencias Para Financiar Gastos Corrientes	13.380.852.845
Del Sector Público	13.380.852.845
De la Administración Central (Recursos Ordinarios)	13.380.852.845
- Ingresos de la Propiedad	131.604.000
Intereses por Dinero en Depósito y otros Ingresos	131.604.000
B. Gastos Corrientes	**13.451.082.845**
- Gastos de Consumo	727.763.000
Gastos de Personal	310.844.000
Materiales y Suministros	33.070.000
Servicios No Personales	354.858.000
Otros Gastos de Instituciones Descentralizadas	28.991.000
Depreciación y Amortización	28.991.000
Transferencias	12.723.319.845
Subvención a los Investigadores	12.723.319.845
Transferencias a los Investigadores	12.723.319.845
C. Resultado Económico: Ahorro	**61.374.000**
II. Cuenta de Capital	
A. Recursos de Capital	**90.365.000**
- Ahorro en la Cuenta Corriente	61.374.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	28.991.000
B. Gastos de Capital	**85.816.000**
- Activos Reales	85.816.000
Adquisición de Maquinarias y demás Equipos	38.816.000
Adquisición de Equipos de Transporte, Tracción y Elevación	47.000.000
C. Resultado Financiero: Superávit	**4.549.000**
III. Cuenta Financiera	
A. Recursos Financieros	**4.549.000**
- Superávit Financiero	4.549.000
B. Aplicaciones Financieras	**4.549.000**
- Activos Financieros	4.549.000
Incremento de Caja y Bancos	4.549.000

A0209
Centro Nacional de Tecnologías de Información (CNTI)

CENTRO NACIONAL DE TECNOLOGÍAS DE INFORMACIÓN (CNTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Centro Nacional de Tecnologías de Información (CNTI) tiene como objetivo primordial, respaldar las actividades de docencia, investigación y desarrollo científico y tecnológico entre instituciones, academias y centros de investigación y desarrollo tecnológico, así como diseñar estrategias en materia de tecnologías de información, que contribuyan a fomentar su implementación y la formación de recursos humanos, a los fines de facilitar la interconexión que permita el intercambio de información a nivel nacional e internacional, mediante la utilización de los servicios de información y la infraestructura del Ministerio de Ciencia y Tecnología.

El CNTI orientará el logro de sus metas más importantes, hacia el mantenimiento de los 105 Infocentros instalados en el país, así como la capacitación de personal para la operatividad de los mismos; formación de expertos en redes; mantenimiento e incorporación de enlaces de telecomunicaciones; producción y hospedaje de Páginas WEB y prestación de servicio de conectividad y de registro de dominio (.Net.ve - .Com y otros).

Entre los objetivos más importantes a alcanzar durante el año 2004, se tienen los siguientes:

- Recuperar de cada una de las instituciones a las cuales el CNTI beneficia, el costo directamente relacionado al servicio de acceso y conexión dedicada.

- En lo referente al proyecto de descentralización de los Nodos Regionales conectados a la Red, específicamente la conexión discada de acceso a la misma, cada uno de estos Nodos deberá comprometerse a promover y difundir el uso intensivo de las Tecnologías de Información y Telecomunicaciones en sus respectivas regiones, a fin de hacer uso efectivo del costo/beneficio de dicha conectividad, generando ingresos y potenciando a su vez los sectores de Educación, Ciencia y Tecnología.

- Aumentar la base de usuarios a través de un esfuerzo de difusión de los servicios y productos, utilizar la experiencia acumulada por el recurso humano existente y recuperar las inversiones realizadas a la fecha, en proyectos de Tecnología y Telecomunicaciones y de valor agregado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**16.404.318.426**
- Transferencias para Financiar Gastos Corrientes	10.349.735.613
Recursos Ordinarios	9.535.540.413
Gestión Fiscal	814.195.200
- Ingresos por Actividades Propias	5.066.103.888
Venta de Servicios	5.066.103.888
- Otros Ingresos Corrientes	988.478.925
Ingresos de la Propiedad (Intereses)	277.820.820
Otros	710.658.105
Recursos de Capital	**210.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	210.000.000
Recursos Financieros	**14.855.262.433**
- Activos Financieros	14.855.262.433
Disminución de Caja y Bancos	12.695.262.433
Disminución de Cuentas a Cobrar	60.000.000
Disminución de Otros Activos Circulantes	2.100.000.000
TOTAL	**31.469.580.859**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**23.058.014.036**
- Gastos de Consumo	23.058.014.036
Gastos de Personal	6.148.753.178
Materiales y Suministros	196.050.505
Servicios No Personales	16.377.210.353
Otros Gastos de Instituciones Descentralizadas	336.000.000
Depreciación y Amortización	210.000.000
Pérdida por Cuentas Incobrables	60.000.000
Otros	66.000.000
Gastos de Capital	**8.351.566.823**
- Activos Reales	8.351.566.823
Adquisición de Maquinarias y demás Equipos	244.000.000
Otros Activos Reales	8.107.566.823
Aplicaciones Financieras	**60.000.000**
- Activos Financieros	60.000.000
Incremento de Cuentas a Cobrar	60.000.000
TOTAL	**31.469.580.859**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Enlaces de la Red	Enlace	363
Servicio de Conectividad Discado	Usuarios	2.248
Registro de Dominio	Registros	21.276
Producción Páginas Web	Páginas	2.695
Administración de Servicios Internet	Sistemas	9
Desarrollo de Aplicaciones	Sistemas	18
Evaluación de Tecnologías	Sistemas	12
Atención Usuarios	Usuarios	2.800
Infocentros, Megainfocentro y Radiocentros	Unidad	105
Fortalecimiento red Alcaldía Digital	Alcaldías	10
Desarrollo de Contenido para Gobierno Electrónico	Aplicaciones	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**113**	**1.653.087.400**
Directivo	9	276.175.200
Profesional y Técnico	89	1.251.740.400
Personal Administrativo	11	105.268.800
Obrero	4	19.903.000
Personal Contratado	**18**	**146.280.000**
Empleado	18	146.280.000
TOTAL	**131**	**1.799.367.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	4	29.760.000
X	647.113 __ 697.113	18	146.280.000
XI	697.114 __ 747.114	5	42.720.000
XII	747.115 __ 797.115	17	158.572.800
XIII	797.116 __ 847.116	1	9.600.000
XIV	847.117 __ 897.117	7	74.550.000
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119	15	178.920.000
XVII	997.120 Y MAS	60	1.139.061.600
	TOTAL	**127**	**1.779.464.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	4	19.903.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**4**	**19.903.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	3.297.184.823
02	Servicios Internet	10.535.536.575
03	Servicios de Adecuación, Dotación y Transferencia de Conocimientos en el uso y Aplicaciones de las Tic's	17.240.859.461
99	Partidas no Asignables a Programas	396.000.000
	TOTAL	**31.469.580.859**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	6.148.753.178
4.02	Materiales y Suministros	196.050.505
4.03	Servicios no Personales	16.377.210.353
4.04	Activos Reales	8.351.566.823
4.05	Activos Financieros	60.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	336.000.000
	TOTAL	**31.469.580.859**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**16.404.318.426**
- Transferencias Para Financiar Gastos Corrientes	10.349.735.613
Recursos Ordinarios	9.535.540.413
Gestión Fiscal	814.195.200
- Ingresos por Actividades Propias	5.066.103.888
Venta de Servicios	5.066.103.888
Servicios de telecomunicaciones	3.602.048.250
Registro de dominios	458.534.482
Páginas WEB	52.711.850
Capacitación y adiestramiento	320.463.360
Servicios por ejecución de Proyectos	632.345.946
- Otros Ingresos Corrientes	710.658.105
- Ingresos de la Propiedad	277.820.820
Intereses por Dinero en Depósito	245.906.580
Otros Ingresos de la Propiedad	31.914.240

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**23.058.014.036**
- Gastos de Consumo	23.058.014.036
Gastos de Personal	6.148.753.178
Materiales y Suministros	196.050.505
Servicios No Personales	16.377.210.353
Otros Gastos de Instituciones Descentralizadas	336.000.000
Depreciación y Amortización	210.000.000
Pérdida por Cuentas Incobrables	60.000.000
Otros	66.000.000
Descuentos, Bonificaciones y devoluciones en ventas	66.000.000
C. Resultado Económico: Desahorro	**(6.653.695.610)**
II. Cuenta de Capital	
A. Recursos de Capital	**(6.443.695.610)**
- Desahorro en la Cuenta Corriente	(6.653.695.610)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	210.000.000
B. Gastos de Capital	**8.351.566.823**
- Activos Reales	8.351.566.823
Adquisición de Maquinarias y demás Equipos	244.000.000
Otros Activos Reales	8.107.566.823
C. Resultado Financiero: Déficit	**(14.795.262.433)**
III. Cuenta Financiera	
A. Recursos Financieros	**14.855.262.433**
- Activos Financieros	14.855.262.433
Disminución de Caja y Bancos	12.695.262.433
Disminución de Cuentas a Cobrar	60.000.000
Disminución de Otros Activos Circulantes	2.100.000.000
B. Aplicaciones Financieras	**14.855.262.433**
- Activos Financieros	60.000.000
Incremento de Cuentas a Cobrar	60.000.000
- Déficit Financiero	14.795.262.433

A0303

Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

FUNDACIÓN CENTRO DE INVESTIGACIONES DEL ESTADO PARA LA PRODUCCIÓN EXPERIMENTAL AGROINDUSTRIAL (CIEPE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación tiene como objetivo principal, servir de apoyo a la industria nacional, particularmente en los procesos de innovación tecnológica y de los productos, normalización y control de calidad, tratamiento y control de efluentes líquidos y desechos sólidos, acondicionamiento de frutas, hortalizas y productos para la exportación, disponibilidad y suministro de información técnica y capacitación de recursos a los distintos niveles.

La misión y visión de la Fundación CIEPE, está referida a enfatizar en el conocimiento científico-tecnológico aplicado a la industria, operando con agilidad, flexibilidad y eficiencia, garantizando la necesaria reserva y discrecionalidad en el manejo de la información, trabajando con un mínimo de burocracia y personal de alta calificación y con clara vocación de servicio, íntimamente relacionado con los centros de investigación, enseñanza y firmas consultoras, nacionales e internacionales y estrechamente vinculado con su universo de clientes.

La política de cobertura, estará dirigida a las necesidades de la industria nacional en el área agroindustrial, para satisfacer la demanda potencial de las empresas alimenticias, así como también cooperativas, asociaciones civiles, personas u otras instituciones públicas y privadas, que lo requieran y de acuerdo a esto, mantener los precios y tarifas ajustados de acuerdo a la evolución del mercado, a fin de lograr la competitividad, a través de los servicios que presta, tales como formulación y/o evaluación de proyectos, asesoría integral agroindustrial, análisis de laboratorio, capacitación y adiestramiento, entre otros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.116.537.618**
- Transferencias para Financiar Gastos Corrientes	1.760.851.618
Del Sector Público (Recursos Ordinarios)	1.760.851.618
- Ingresos por Actividades Propias	329.506.000
Venta de Servicios	329.506.000
- Ingresos de la Propiedad (Intereses)	26.180.000
Recursos de Capital	**27.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	27.000.000
Recursos Financieros	**74.530.000**
- Activos Financieros	74.530.000
Disminución de Cuentas a Cobrar Comerciales	74.530.000
TOTAL	**2.218.067.618**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.703.263.618**
- Gastos de Consumo	1.632.663.618
Gastos de Personal	1.049.000.000
Materiales y Suministros	158.000.000
Servicios No Personales	398.663.618
Otros Gastos de Instituciones Descentralizadas	27.000.000
Depreciación y Amortización	27.000.000
- Otros Gastos Corrientes	70.600.000
Transferencias	70.600.000
Transferencias Corrientes al Sector Privado	10.600.000
Otras Transferencias	60.000.000
Gastos de Capital	**287.000.000**
- Activos Reales	247.000.000
Adquisición de Maquinarias y demás Equipos	152.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	25.000.000
Obras de Infraestructura - Estudios y Proyectos	70.000.000
- Activos Intangibles	40.000.000
Aplicaciones Financieras	**227.804.000**
- Activos Financieros	23.530.000
Incremento de Caja y Bancos	23.530.000
- Pasivos Financieros	204.274.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	204.274.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	184.274.000
TOTAL	**2.218.067.618**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Proyecto Salud/ Municipio Innovador	Proyecto	1
Proyecto Agroproducción	Proyecto	13
Apoyo a la Formación Técnica y Empresarial	Entrenamiento	5
Programa de Asistencia Técnica	Proyecto	6
Producción Documental	Manual	4
Registros Institucionales	Proyecto	2
Agenda Ambiente	Proyecto	6
Coordinación, Asesoramiento, Consulta y Atención al Público	Actividad	3
Promoción y Venta	Actividad	120

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**75**	**417.808.000**
Directivo	1	16.200.000
Profesional y Técnico	45	295.929.000
Administrativo	16	60.708.000
Obrero	13	44.971.000
Personal Fijo a Tiempo Parcial	**8**	**70.000.000**
Empleado	7	67.000.000
Obrero	1	3.000.000
TOTAL	**83**	**487.808.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	4	13.000.000
III	297.106 __ 347.106	12	47.708.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108	12	61.675.000
VI	447.109 __ 497.109	26	149.894.000
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	7	67.000.000
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	8	100.560.000
TOTAL		**69**	**439.837.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	10	33.346.000
III	297.106 __ 347.106	4	14.625.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
TOTAL		**14**	**47.971.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**2**	**6.000.000**
Jubilado	2	6.000.000
TOTAL	**2**	**6.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Servicios de Apoyo	972.163.618
02	Proyectos	333.431.000
03	Comercialización	179.753.000
04	Mantenimiento	422.145.000
05	Información Técnica Especializada	55.771.000
99	Partidas no Asignables a Programas	254.804.000
TOTAL		**2.218.067.618**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.049.000.000
4.02	Materiales y Suministros	158.000.000
4.03	Servicios no Personales	398.663.618
4.04	Activos Reales	287.000.000
4.05	Activos Financieros	23.530.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	204.274.000
4.07	Transferencias	70.600.000
4.08	Otros Gastos de Instituciones Descentralizadas	27.000.000
TOTAL		**2.218.067.618**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.116.537.618**
- Transferencias Para Financiar Gastos Corrientes	1.760.851.618
Del Sector Público (Recursos Ordinarios)	1.760.851.618
- Ingresos por Actividades Propias	329.506.000
Venta de Servicios	329.506.000
Servicios analíticos, asistencia técnica y proyectos	329.506.000
- Ingresos de la Propiedad	26.180.000
Intereses por Dinero en Depósito	60.000
Otros Ingresos de la Propiedad	26.120.000
B. Gastos Corrientes	**1.703.263.618**
- Gastos de Consumo	1.632.663.618
Gastos de Personal	1.049.000.000
Materiales y Suministros	158.000.000
Servicios No Personales	398.663.618
Otros Gastos de Instituciones Descentralizadas	27.000.000
Depreciación y Amortización	27.000.000
- Otros Gastos Corrientes	70.600.000
Transferencias Corrientes al Sector Privado	70.600.000
Jubilaciones	7.600.000
Otras transferencias directas a personas	63.000.000
C. Resultado Económico: Ahorro	**413.274.000**
II. Cuenta de Capital	
A. Recursos de Capital	**440.274.000**
- Ahorro en la Cuenta Corriente	413.274.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	27.000.000
B. Gastos de Capital	**287.000.000**
- Activos Reales	247.000.000
Adquisición de Maquinarias y demás Equipos	152.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	25.000.000
Obras de Infraestructura	70.000.000
- Activos Intangibles	40.000.000
C. Resultado Financiero: Superávit	**153.274.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**227.804.000**
- Activos Financieros	74.530.000
Disminución de Cuentas a Cobrar	74.530.000
- Superávit Financiero	153.274.000
B. Aplicaciones Financieras	**227.804.000**
- Activos Financieros	23.530.000
Incremento de Caja y Bancos	23.530.000
- Pasivos Financieros	204.274.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	204.274.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	184.274.000

A0313
Fundación Instituto Internacional de Estudios Avanzados (IDEA)

FUNDACIÓN INSTITUTO INTERNACIONAL DE ESTUDIOS AVANZADOS (IDEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Instituto Internacional de Estudios Avanzados - IDEA, ha formulado su presupuesto para el Ejercicio Fiscal 2004, a fin de cumplir los programas de investigación, docencia, administración y servicios, con los cuales corresponden con sus objetivos básicos, teniendo en cuenta algunas modificaciones, con el objeto de mejorar algunas de las partidas en lo referente al área de Investigación.

El presupuesto en referencia, prevé ingresos por Bs. 4.630,0 millones provenientes del Ejecutivo Nacional, Bs. 3,0 millones de recursos por colocaciones, Bs. 409,1 millones derivados de la disminución de activos financieros, Bs. 42,0 millones generados por depreciación y Bs. 264,5 millones por la venta de bienes y servicios.

En cuanto a su estructura de gastos, se orientarán para erogaciones corrientes Bs. 4.550,4 millones; activos reales Bs. 688,0 millones y Bs. 102,2 millones a la disminución de pasivos con proveedores, contratistas y retenciones laborales.

Con la ejecución del presupuesto se estima un ahorro en cuenta corriente de Bs. 347,1 millones y un déficit financiero en la cuenta capital de Bs. 298,9 millones, el cual será cubierto disminución de activos financieros.

Debido a la naturaleza de la labor del organismo, se dificulta precisar la cobertura que tendrá la investigación científica y teórica, ya que sus objetivos son en su mayoría a mediano y largo plazo. Sin embargo, para el año 2004, las metas se han plasmado en la continuación del Plan Operativo Anual Institucional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**4.897.521.326**
- Transferencias para Financiar Gastos Corrientes	4.630.000.000
Del Sector Público (Recursos Ordinarios)	4.630.000.000
- Ingresos por Actividades Propias	264.460.860
Venta de Servicios	264.460.860
- Otros Ingresos Corrientes	3.060.466
Ingresos de la Propiedad	3.060.466
Recursos de Capital	**42.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	42.000.000
Recursos Financieros	**409.112.307**
- Activos Financieros	409.112.307
Disminución de Caja y Bancos	150.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	209.112.307
Disminución de Otras Cuentas y Efectos a Cobrar	50.000.000
TOTAL	**5.348.633.633**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**4.550.418.543**
- Gastos de Consumo	4.240.137.993
Gastos de Personal	2.949.409.163
Materiales y Suministros	501.938.760
Servicios No Personales	746.790.070
Otros Gastos de Instituciones Descentralizadas	42.000.000
Depreciación y Amortización	42.000.000
- Otros Gastos Corrientes	310.280.550
Transferencias	310.280.550
Otras Transferencias	310.280.550
Gastos de Capital	**688.000.000**
- Activos Reales	663.000.000
Repuestos y Reparaciones Mayores	38.000.000
Adquisición de Maquinarias y demás Equipos	370.000.000
Estudios y Proyectos pra Inversión en Activo Fijo	5.000.000
Conservaciones Ampliaciones y Mejoras	250.000.000
- Activos Intangibles	25.000.000
Aplicaciones Financieras	**110.215.090**
- Pasivos Financieros	110.215.090
Servicio de la Deuda Pública y Disminución de otros Pasivos	110.215.090
Disminución de Cuentas y Efectos a Pagar a Proveedores	60.215.090
Disminución de Otras Cuentas y Efectos a Pagar	30.000.000
Disminución de Otros Pasivos no Circulantes	20.000.000
TOTAL	**5.348.633.633**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Actividades de Presidencia	Actividad	48
Consolidación de Proceso Contable y Financiero	Estado Financiero	36
Conciliaciones Bancarias	Informe	24
Auditorías	Informe	1
Informe Presupuestarios	Informe	5
Mantenimiento de Equipos	Mantenimiento	24
Infraestructura Física	Mantenimiento	4
Evaluación de Personal	Evaluación	2
Investigaciones Científicas	Proyecto	51
Agroalimentación	Prueba	26
Salud	Ensayo	6
Energía (petróleo)	Ensayo	19
Investigaciones Humanísticas (político)	Ensayo	4
Programa Médico Asistencial (de Servicio)	Análisis Laboratorio.	41.258
Docencia	Curso	3
Conferencias	Conferencia	10
Informes	Informe	4
Seminarios	Seminario	10
Publicaciones	Publicación	1
Encuestas (área de Biotecnología, Agroalimentación)	Encuesta	1.200
Asesoría (pesquisa Neonatal)	Adiestramiento.	15
Generación Ingresos Propios	Miles Bs.	264.461
Apoyo Logísticos Actividades de la Fundación	Miles Bs.	128.142

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**133**	**1.281.865.224**
- Directivo	8	262.871.136
- Profesional y Técnico	56	492.474.975
- Administrativo	34	179.402.844
- De Investigación	17	275.993.109
- Obrero	18	71.123.160
Personal Contratado	**1**	**8.274.432**
- Profesional y Técnico	1	8.274.432
TOTAL	**134**	**1.290.139.656**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	17	69.028.564
IV	347.107 _ 397.107		
V	397.108 _ 447.108	5	26.535.590
VI	447.109 _ 497.109	21	123.803.000
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	23	163.567.458
IX	597.112 _ 647.112	4	31.049.205
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	3	28.538.738
XIII	797.116 _ 847.116	3	29.941.438
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	2	22.629.784
XVI	947.119 _ 997.119	3	34.509.802
XVII	997.120 Y MAS	35	689.412.917
	TOTAL	**116**	**1.219.016.496**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	17	66.588.834
IV	347.107 _ 397.107	1	4.534.326
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**18**	**71.123.160**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**15**	**182.224.440**
- Jubilado	15	182.224.440
TOTAL	**15**	**182.224.440**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	2.450.650.153
02	Investigación Académica	2.617.626.028
03	Formación de Recursos	128.142.362
99	Partidas no Asignables a Programas	152.215.090
	TOTAL	**5.348.633.633**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.949.409.163
4.02	Materiales y Suministros	501.938.760
4.03	Servicios no Personales	746.790.070
4.04	Activos Reales	688.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	110.215.090
4.07	Transferencias	310.280.550
4.08	Otros Gastos de Instituciones Descentralizadas	42.000.000
	TOTAL	**5.348.633.633**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.897.521.326**
- Transferencias para Financiar Gastos Corrientes	4.630.000.000
Del Sector Público	4.630.000.000
De la Administración Central (Recursos Ordinarios)	4.630.000.000
- Ingresos por Actividades Propias	264.460.860
Venta de Servicios	264.460.860
- Ventas de Otros Servicios (alquileres)	264.460.860
- Otros Ingresos Corrientes	3.060.466
Ingresos de la Propiedad	3.060.466
Intereses por Dinero en Depósito	3.060.466
B. Gastos Corrientes	**4.550.418.543**
- Gastos de Consumo	4.240.137.993
Gastos de Personal	2.949.409.163
Materiales y Suministros	501.938.760
Servicios No Personales	746.790.070
Otros Gastos de Instituciones Descentralizadas	42.000.000
Depreciación y Amortización	42.000.000
- Otros Gastos Corrientes	310.280.550
Transferencias	310.280.550
Otras Transferencias	310.280.550
Transferencias	310.280.550
C. Resultado Económico: Ahorro	**347.102.783**
II. Cuenta de Capital	
A. Recursos de Capital	**389.102.783**
- Desahorro en la Cuenta Corriente	347.102.783
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	42.000.000
B. Gastos de Capital	**688.000.000**
- Activos Reales	663.000.000
Repuestos y Reparaciones Mayores	38.000.000
Adquisición de Maquinarias y demás Equipos	370.000.000
Estudios y Proyectos para Inversión en Activo Fijo	5.000.000
Conservaciones Ampliaciones y Mejoras	250.000.000
- Activos Intangibles	25.000.000
C. Resultado Financiero: Déficit	**(298.897.217)**
III. Cuenta Financiera	
A. Recursos Financieros	**409.112.307**
- Activos Financieros	409.112.307
Disminución de Caja y Bancos	150.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	209.112.307
Disminución de Otras Cuentas y Efectos a Cobrar	50.000.000
B. Aplicaciones Financieras	**409.112.307**
- Pasivos Financieros	110.215.090
Servicio de la Deuda Pública y Disminución de otros Pasivos	110.215.090
Disminución de Cuentas y Efectos a Pagar a Proveedores	60.215.090
Disminución de Otras Cuentas y Efectos a Pagar	30.000.000
Disminución de Otros Pasivos no Circulantes	20.000.000
- Déficit Financiero	298.897.217

A0314

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ANZOÁTEGUI (FUNDACITE-ANZOÁTEGUI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui, creada mediante Decreto Presidencial N° 1763 de fecha 05-08-1991, la cual tiene como objetivo principal propiciar, impulsar, fomentar, activar y fomentar la investigación y desarrollo de las actividades científicas y tecnológicas en el Estado Anzoátegui.

El presupuesto de ingresos de la fundación para el ejercicio fiscal 2004 se estima por un monto de Bs. 1.568,0 millones, de los cuales Bs. 247,4 millones (15,8%) provendrán del aporte del Ejecutivo Nacional, Bs. 1.018,8 millones (64,9%) que aportará la Gobernación del Estado Anzoátegui, Bs. 25,0 millones (1,6%) de ingresos propios, Bs. 200,0 millones (12,8%) por disminución de las disponibilidades en caja y bancos y Bs. 76,8 millones (4,9%) de incremento de la depreciación acumulada.

La estructura del gasto presenta la siguiente distribución: Gastos Corrientes Bs. 1.123,8 millones (71,7%) conformados por Gastos de Personal Bs. 304,3 millones, Materiales y Suministros, Bs. 36,5 millones, Servicios No Personales Bs. 265,7 millones, gastos por depreciación y amortización Bs. 76,8 millones y Bs. 440,5 millones por transferencias, las cuales se orientaran a fomenta las actividades del sector científico y tecnológico de la región. Para Gastos de Capital Bs. 444,1 millones (28,3%) que serán destinados a la adquisición de maquinarias, muebles y demás equipos de oficina, así como la construcción de la primera etapa del edificio sede de la fundación.

Para el ejercicio fiscal 2004, la fundación estima continuar ejerciendo su rol fundamental en fomentar las actividades en el sector científico y tecnológico en el Estado Anzoátegui, tales como promover la investigación científica y tecnológica dirigidas a solucionar los problemas en áreas prioritarias y estratégicas para el desarrollo productivo, y divulgar el quehacer científico, tecnológico e innovador del Estado, así como coadyuvar a la capacitación y formación del capital humano, y realizar actividades educativas orientadas a estimular las vocaciones científicas a temprana edad.

Entre las principales metas que la fundación estima alcanzar durante el ejercicio fiscal 2004, se encuentran las siguientes: el cofinaciamiento de proyectos de investigación científica y tecnológica y tesis de grado, cofinanciamientos a investigadores para la asistencia a cursos y eventos científicos nacionales e internacionales, cofinanciamientos para la organización de eventos científicos en el Estado Anzoátegui, subvencionar becas de post grado de cuarto y quinto nivel en el país, premiación de jóvenes investigadores de los centros de ciencia de la región y la construcción de la primera etapa del edificio sede de la fundación.

CAPITULO I
PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.291.177.141**
- Transferencias para Financiar Gastos Corrientes	1.266.177.141
Del Sector Público	1.266.177.141
De la Administración Central	247.409.412
Ministerio de Planificación y Desarrollo (Recursos Ordinarios)	247.409.412
De Gobiernos Estadales	1.018.767.729
- Ingresos por Actividades Propias	25.000.000
Venta de Bienes	15.000.000
Intereses	10.000.000
Recursos de Capital	**76.784.743**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	76.784.743
Recursos Financieros	**200.000.000**
- Activos Financieros	200.000.000
Disminución de Caja y Bancos	200.000.000
TOTAL	**1.567.961.884**

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.123.821.884**
- Gastos de Consumo	683.321.884
Gastos de Personal	304.283.193
Materiales y Suministros	36.526.352
Servicios No Personales	265.727.596
Otros Gastos de Instituciones Descentralizadas	76.784.743
Depreciación y Amortización	76.784.743
- Otros Gastos Corrientes	440.500.000
Transferencias	440.500.000
Transferencias Corrientes al Sector Privado	345.500.000
Transferencias Corrientes al Sector Público	54.000.000
Otras Transferencias	41.000.000
Gastos de Capital	**444.140.000**
- Activos Reales	420.440.000
Repuestos y Reparaciones Mayores	7.200.000
Adquisición de Maquinarias y demás Equipos	13.240.000
Otros Activos Reales	400.000.000
- Activos Intangibles	23.700.000
TOTAL	**1.567.961.884**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Cofinanciamiento de proyectos de investigación y tesis de grado	Proyecto	12
Cofinanciamiento a proyectos de investigación en agroproducción.	Proyecto	10
Cofinanciamiento a proyectos de investigación en Leishmaniasis.	Proyecto	3
Contribuir a la dotación y funcionamiento de grupos, laboratorios y centros de investigación.	Aporte	6
Cofinanciamiento para asistencia a eventos científicos nacionales e internacionales.	Curso/evento	28
Cofinanciarar la organización de eventos científicos, tecnológicos y de innovación en el estado.	Evento	13
Cofinanciamiento de becas de postgrado a investigadores del estado y personal de la institución.	Beca a Investigador Beca Personal	4 2
Complemento de dotación y equipamiento de la unidad móvil con la infraestructura apropiada para el laboratorio itinerante.	Dotación	1
Cofinanciamiento a la edición y publicación de material educativo y de divulgación científica y tecnológica.	Publicación	2
Ubicación, caracterización científica y colocación de información en monumentos y recursos naturales de relevancia en el estado.	Caracterización	6
Implementación y desarrollo de cursos y talleres para la capacitación en la formulación y gestión de Proyectos Comunitarios.	Taller	6
Construcción de la primera etapa del edificio sede de la fundación	Edificio	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**15**	**88.871.473**
Profesional y Técnico	10	70.999.373
Personal Administrativo	2	8.671.416
Obrero	3	9.200.684
Personal Contratado	**8**	**32.362.500**
Profesional y Técnico	7	32.282.500
Obrero	1	80.000
TOTAL	**23**	**121.233.973**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	4	13.392.469
III	297.106 _ 347.106		
IV	347.107 _ 397.107	2	8.671.416
V	397.108 _ 447.108	1	5.277.744
VI	447.109 _ 497.109	4	22.404.400
VII	497.110 _ 547.110	2	12.928.390
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	3	22.252.270
X	647.113 _ 697.113		
XI	697.114 _ 747.114	2	17.594.700
XII	747.115 _ 797.115	1	9.431.900
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**19**	**111.953.289**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2	3.045.532
II	247.105 __ 297.105	2	6.235.152
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**4**	**9.280.684**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior y Administración	355.162.830
02	Desarrollo Científico y Tecnológico	600.002.311
03	Actividades Especiales	536.012.000
99	Partidas no Asignables a Programas	76.784.743
	TOTAL	**1.567.961.884**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	304.283.193
4.02	Materiales y Suministros	36.526.352
4.03	Servicios no Personales	265.727.596
4.04	Activos Reales	444.140.000
4.07	Transferencias	440.500.000
4.08	Otros Gastos de Instituciones Descentralizadas	76.784.743
	TOTAL	**1.567.961.884**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.291.177.141**
- Transferencias Para Financiar Gastos Corrientes	1.266.177.141
Del Sector Público	1.266.177.141
De la Administración Central	247.409.412
Ministerio de Planificación y Desarrollo	247.409.412
Recursos ordinarios	247.409.412
De Gobiemos Estadales	1.018.767.729
- Ingresos por Actividades Propias	25.000.000
Venta de Bienes	15.000.000
Intereses por Dinero en Depósito	10.000.000
B. Gastos Corrientes	**1.123.821.884**
- Gastos de Consumo	683.321.884
Gastos de Personal	304.283.193
Materiales y Suministros	36.526.352
Servicios No Personales	265.727.596
Otros Gastos de Instituciones Descentralizadas	76.784.743
Depreciación y Amortización	76.784.743
- Otros Gastos Corrientes	440.500.000
Transferencias	440.500.000
Transferencias Corrientes al Sector Privado	345.500.000
Otras Transferencias Directas a Personas	338.500.000
Subsidios Educacionales al Sector Educativo	7.000.000
Transferencias Corrientes al Sector Público	54.000.000
Otras Transferencias Corrientes al Sector Público	54.000.000
Otras Transferencias	41.000.000
Transferencias Corrientes Diversas	41.000.000
C. Resultado Económico: Ahorro	**167.355.257**
II. Cuenta de Capital	
A. Recursos de Capital	**244.140.000**
- Ahorro en la Cuenta Corriente	167.355.257
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	76.784.743
B. Gastos de Capital	**444.140.000**
- Activos Reales	420.440.000
Repuestos y Reparaciones Mayores	7.200.000
Adquisición de Maquinarias y demás Equipos	13.240.000
Otros Activos Reales	400.000.000
- Activos Intangibles	23.700.000
C. Resultado Financiero: Déficit	**(200.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**200.000.000**
- Activos Financieros	200.000.000
Disminución de Caja y Bancos	200.000.000
B. Aplicaciones Financieras	**200.000.000**
- Déficit Financiero	200.000.000

A0315

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ARAGUA (FUNDACITE-ARAGUA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

POLÍTICA DE FINANCIAMIENTO:

El monto total del presupuesto para la Fundacite-Aragua para el ejercicio fiscal 2004, asciende a la cantidad de Bs. 764,5 millones, de los cuales el Ejecutivo Nacional le aporta una cuota presupuestaria de Bs. 553,0 millones y la Gobernación del Estado Aragua, en el cumplimiento de Ley de Ciencia y Tecnología del Estado, destina una asignación de Bs. 149,9 millones. En el renglón de los Recursos Propios, se estiman ingresos por el orden de Bs. 27,0 millones, de estos Bs. 12,0 millones corresponde a intereses por colocaciones a plazo fijo y depósitos a la vista; Bs. 12,0 millones a ingresos por recuperación de costos (Vivero de Plantas y Semillas de Cacao de la Parcela Experimental de Ocumare de la Costa) y por reintegros de proyectos de años anteriores Bs. 3,0 millones. El resto del financiamiento, alcanza a Bs. 28,1 millones por concepto de Disminución de Inversiones Temporales y Bs. 6,5 millones por concepto de Incremento de la Depreciación y Amortización Acumulada.

POLÍTICA DE GASTOS:

En cuanto al Presupuesto de Gastos para el 2004, la partida 4.01 "Gastos de Personal" alcanza a Bs. 471,6 millones, el incremento de esta partida con respecto al 2003, obedece a tres aspectos: en primer lugar al ajuste de la escala de sueldos y salarios para el 2004 la cual data del año 2001; la inclusión del cargo del Presidente, el cual ha sido omitido los últimos años ya que la asignación del nivel central no cubría este cargo y por último la inclusión en esta partida del pago de cesta ticket y la recurrencia de los créditos adicionales de los últimos años. En la partida 4.02 "Materiales y Suministros", hay un incremento basado en la inflación acumulada y se sitúa en Bs. 20,4 millones; en la partida 4.03 "Servicios no Personales" se mantiene igual al 2003, en Bs. 49,2 millones, ya que se cubrirá el resto con las aportaciones que se ejecutan directamente por la Secretaría de Ciencia de la Gobernación del Estado. En la partida 4.04 "Activos Reales", se estiman Bs. 6,0 millones para efectos de sustitución de algunos equipos y en la partida 4.06 "Servicio de la Deuda Pública y Disminución de Otros Pasivos" se estiman Bs. 18,0 millones. La inversión en los programas y proyectos, a ser ejecutados y financiados por Fundacite-Aragua, se efectuarán a través de la partida 4.07 "Transferencias" por Bs. 192,8 millones. En Otros Gastos de Instituciones Descentralizadas (Depreciación y Amortización), no hay ninguna variación con respecto a lo estimado en el 2003 y la misma alcanza a Bs. 6,5 millones.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO:

Basados en el Plan Operativo Anual del Ministerio de Ciencia y Tecnología, Fundacite-Aragua orientará sus esfuerzos a atacar los problemas identificados en los distintos equilibrios y Líneas estratégicas de relevancia en el Estado Aragua, por lo cual insertó dentro del Proyecto de acción Municipio Innovador el apoyo a los gobiernos locales, en cuanto a la capacitación y formación no solo de funcionarios sino también de los pequeños productores y comunidades organizadas, a fin de facilitar la consolidación de redes de Producción y mejorar la calidad gerencial de los municipios en que se actúe. Asimismo se financiarán proyectos de generación de conocimiento que contribuyan a la solución de problemas de índole local y regional. En lo referente a la calidad de Gestión se dará continuidad a los sistemas de información, divulgación, fortalecimiento de redes de información y apoyo a fuentes de información científica y tecnológica. Dentro de estas líneas de acción se contempla la ampliación de la cobertura que se da al alojamiento de Páginas Web para aquellos organismos del sector de ciencia y tecnología (alrededor de 8 instituciones), asimismo se continuará con la creación y actualización de bases de datos que sirvan se soporte a los sistemas de información en áreas tales como información geográfica, salud, ambiente, educación, catastro municipal, etc. Asimismo, se tiene previsto fortalecer la capacidad instalada del Nodo Reacciun y aumentar el valor agregado de la red interna de Fundacite desarrollando nuevos sistemas de información, incrementando las bases de datos hospedadas en el servidor, así como también la compra de equipos de procesamiento local. Por otra parte, se dará cobertura para la organización y asistencia a eventos Científicos y Tecnológicos como otra vía para favorecer el desarrollo del recurso humano del sector.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**729.889.090**
- Transferencias para Financiar Gastos Corrientes	702.889.090
Del Sector Público	702.889.090
Ministerio de Ciencia y Tecnología (Financiamiento Ordinario)	553.000.000
Gobernación del Estado Aragua	149.000.000
- Ingresos por Actividades Propias	12.000.000
Venta de Servicios	12.000.000
- Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	12.000.000
Otros	3.000.000
Recursos de Capital	**6.500.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.500.000
Recursos Financieros	**28.100.000**
- Activos Financieros	28.100.000
Disminución de Inversiones Temporales	28.100.000
TOTAL	**764.489.090**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**740.465.920**
- Gastos de Consumo	547.625.752
Gastos de Personal	471.560.869
Materiales y Suministros	20.412.000
Servicios No Personales	49.152.883
Otros Gastos de Instituciones Descentralizadas	6.500.000
Depreciación y Amortización	6.500.000
- Otros Gastos Corrientes	192.840.168
Transferencias	192.840.168
Transferencias Corrientes al Sector Público	192.840.168
Gastos de Capital	**6.000.000**
- Activos Reales	6.000.000
Adquisición de Maquinarias y demás Equipos	6.000.000
Aplicaciones Financieras	**18.023.170**
- Pasivos Financieros	18.023.170
Servicio de la Deuda Pública y Disminución de otros Pasivos	18.023.170
Disminución de Otros Pasivos Circulantes	18.023.170
TOTAL	**764.489.090**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Financiamiento de Tesis de Pre y Post Grado a los Profesionales que serán la Generación de Relevo en el Sector Ciencia y Tecnología de la Región.	Proyecto	100
Financiamiento de Proyectos de Investigación Científica y Tecnológica en las áreas de: Agro, Salud, Educación, Ambiente y Sociales Enmarcadas Dentro de los Lineamientos del Plan Nacional y Regional de Ciencia y Tecnología.	Proyecto	6
Proporcionar una Fuente Confiable de Germoplasma y Plantas de Cacao de Alta Calidad y Garantizar su Preservación.	Parcela	1
Financiamiento Para la Asistencia y Organización de Eventos de Ciencia y Tecnología.	Subvención	80
Estimular la Actividad Científica Regional.	Premio Honor al Mérito	3
Promover y Fortalecer el Nodo de la red Académica Cooperativa de Centros de Investigación y Universidades (Reacciun).	Instituciones Incorporadas	3
Seguimiento y Control de los Financiamientos Otorgados.	Informe	150

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**21**	**140.072.328**
Directivo	2	28.800.000
Profesional y Técnico	8	74.472.876
Personal Administrativo	5	19.951.380
Obrero	6	16.848.072
Personal Fijo a Tiempo Parcial	**4**	**20.160.000**
Profesional y Técnico	4	20.160.000
TOTAL	25	160.232.328

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.965.248
II	247.105 _ 297.105		
III	297.106 _ 347.106	3	12.063.240
IV	347.107 _ 397.107	3	12.960.000
V	397.108 _ 447.108	1	4.922.892
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	2	12.608.232
VIII	547.111 _ 597.111	1	6.804.360
IX	597.112 _ 647.112	1	7.200.000
X	647.113 _ 697.113	1	8.122.764
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	1	10.207.368
XV	897.118 _ 947.118	1	11.010.276
XVI	947.119 _ 997.119	1	11.883.948
XVII	997.120 Y MAS	3	42.635.928
	TOTAL	**19**	**143.384.256**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	5	11.860.992
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	1	4.987.080
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**6**	**16.848.072**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Políticas Planificación y Administración	359.039.117
02	Fomento Científico y Tecnológico	110.261.146
03	Información Científica y Tecnológica	189.665.657
04	Formación de Recursos Humanos	81.000.000
99	Partidas no Asignables a Programas	24.523.170
	TOTAL	**764.489.090**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	471.560.869
4.02	Materiales y Suministros	20.412.000
4.03	Servicios no Personales	49.152.883
4.04	Activos Reales	6.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	18.023.170
4.07	Transferencias	192.840.168
4.08	Otros Gastos de Instituciones Descentralizadas	6.500.000
	TOTAL	**764.489.090**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**729.889.090**
- Transferencias Para Financiar Gastos Corrientes	702.889.090
Del Sector Público	702.889.090
De la Administración Central	553.000.000
De Gobiernos Estadales	149.889.090
- Ingresos por Actividades Propias	12.000.000
Venta de Servicios	12.000.000
- Venta de Servicios (semillas y Plantas Colecciones 45 y 95)	12.000.000
- Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	12.000.000
Intereses por Dinero en Depósito	600.000
Intereses por Títulos y Valores	11.400.000
Otros	3.000.000
Reintegros provenientes de Fondos Girados en Avance	3.000.000
B. Gastos Corrientes	**740.465.920**
- Gastos de Consumo	547.625.752
Gastos de Personal	471.560.869
Materiales y Suministros	20.412.000
Servicios No Personales	49.152.883
Otros Gastos de Instituciones Descentralizadas	6.500.000
Depreciación y Amortización	6.500.000
- Otros Gastos Corrientes	192.840.168
Transferencias	192.840.168
Transferencias Corrientes al Sector Público	192.840.168
Trans. Corrientes a Otros Organismos del Sector Público	192.840.168
C. Resultado Economico: Desahorro	**(10.576.830)**
II. Cuenta de Capital	
A. Recursos de Capital	**(4.076.830)**
- Desahorro en la Cuenta Corriente	(10.576.830)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	6.500.000
B. Gastos de Capital	**6.000.000**
- Activos Reales	6.000.000
Adquisición de Maquinarias y demás Equipos	6.000.000
C. Resultado Financiero: Déficit	**(10.076.830)**
III. Cuenta Financiera	
A. Recursos Financieros	**28.100.000**
- Activos Financieros	28.100.000
Disminución de Inversiones Temporales	28.100.000
B. Aplicaciones Financieras	**28.100.000**
- Pasivos Financieros	18.023.170
Servicio de la Deuda Pública y Disminución de otros Pasivos	18.023.170
Disminución de Otros Pasivos Circulantes	18.023.170
- Déficit Financiero	10.076.830

A0316

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO CARABOBO (FUNDACITE-CARABOBO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (FUNDACITE-CARABOBO), fue creada por Decreto N° 1.760 de fecha 01-08-1991, publicado en Gaceta Oficial N° 34.769 de fecha 05-08-91, donde se establece que el objetivo principal es impulsar el desarrollo de la ciencia y la tecnología en el Estado Carabobo, generando la promoción y utilización del saber científico y sus aplicaciones en situaciones que repercutan en el desarrollo y mejoramiento de la calidad de vida de los habitantes, estimulando la participación de organismos públicos y privados, implementando políticas de desarrollo de ciencia, tecnología e innovación provenientes del Ministerio de Ciencia y Tecnología en el Estado Carabobo y servir de enlace con instancias pertinentes del gobierno regional y local y el sector privado.

Para el año 2004, FUNDACITE-CARABOBO contará con un presupuesto por Bs. 457,1 millones, provenientes de un Aporte del Ejecutivo Nacional a través del Ministerio de Ciencia y Tecnología por Bs. 432,1 millones (94,5%); ingresos por venta de servicios de telemática y computación por Bs. 20,0 millones (4,4%); ingresos de la propiedad por Bs. 1,0 millones (0,2%) y del fondo de depreciación Bs. 4,0 millones (0,9%).

Para el logro de sus objetivos la Fundación destinará Bs. 407,3 millones, (89,1%) para el gasto corriente, Bs. 40,0 millones (8,8%) para erogaciones de capital y para el incremento de activos financieros Bs. 9,8 millones (2,1%).

La Fundación orientará sus recursos a la generación de programas y proyectos de acción para el desarrollo de la Investigación Científica y Tecnológica en el marco de los programas nacionales promovidos a través del Ministerio de Ciencia y Tecnología, en los cuales se producen alianzas estratégicas entre los centros de investigación y los sectores sociales y productivos para elaborar la visión compartida de los problemas, articular acciones para el desarrollo sustentable, con corresponsabilidad financiera y diseños de programas de investigación en base a prioridades.

Se estima ejecutar trabajos de investigación asociados a los proyectos acción en las áreas de seguridad alimentaria; petróleo, gas y energías alternativas; salud pública; calidad de la educación; calidad de la gestión pública; tecnología para la seguridad y defensa; ambiente, biodiversidad y hábitat; posicionamiento de la ciencia y la tecnología, fortalecimiento institucional.

Dentro de las principales metas de FUNDACITE-CARABOBO, se encuentran: proyectos sobre nuevas técnicas, productos y servicios en agroproducción; proyectos sobre sustancias químicas, bioactivas y sintéticas; proyectos de desarrollo tecnológico y formación de talento sobre biotecnología y bioingeniería en salud pública, petroquímica y química; proyectos sobre el manejo de residuos, conservación, recuperación prevención y calidad de aguas y cuencas hidrográficas; ambiente y desarrollo del municipio innovador, entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**453.085.340**
- Transferencias para Financiar Gastos Corrientes	432.085.340
Del Sector Público	432.085.340
Ministerio de Ciencia y Tecnología (Recursos Ordinarios)	432.085.340
- Ingresos por Actividades Propias	20.000.000
Venta de Servicios	20.000.000
- Otros Ingresos Corrientes	1.000.000
Ingresos de la Propiedad	1.000.000
Recursos de Capital	**4.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.000.000
TOTAL	**457.085.340**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**407.280.680**
- Gastos de Consumo	337.280.680
Gastos de Personal	213.275.340
Materiales y Suministros	16.180.000
Servicios No Personales	103.825.340
Otros Gastos de Instituciones Descentralizadas	4.000.000
Depreciación y Amortización	4.000.000
- Otros Gastos Corrientes	70.000.000
Transferencias	70.000.000
Transferencias Corrientes al Sector Público	70.000.000
Gastos de Capital	**40.000.000**
- Activos Reales	40.000.000
Adquisición de Maquinarias y demás Equipos	10.000.000
Estudios y Proyectos Para Inversión en Activo Fijo	30.000.000
Aplicaciones Financieras	**9.804.660**
- Activos Financieros	9.804.660
Incremento de Caja y Bancos	9.804.660
TOTAL	**457.085.340**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Proyectos sobre nuevas técnicas, productos y servicios en agro producción	Proyecto	2
Proyectos sobre sustancias químicas bioactivas y sintéticas	Proyecto-evento	4
Proyectos de desarrollo tecnológico y capacitación de asociaciones agroproductivas en redes de innovación productiva	Proyecto	4
Proyectos de desarrollo tecnológico para la consolidación de la plataforma nacional de tecnologías de información y comunicación	Proyecto-evento	9
Proyectos de desarrollo tecnológico y formación de talento sobre biotecnología y bioingeniería en salud pública, petroquímica y química	Proyecto-comité	8
Proyecto de desarrollo tecnológico, formación, promoción y divulgación en mejora de la calidad de la educación por apropiación y valoración de la ciencia y tecnología	Curso, Software, Publicación	28
Convenios para la integración, transferencia, acopio y organización de información y ejes temáticos	Convenio	6
Promoción y divulgación sobre red de información regional en ciencia y tecnología	Evento - Apoyo	3
Proyectos sobre el manejo de residuos, conservación, recuperación, prevención y calidad de aguas y cuencas hidrográficas, ambiente y desarrollo del municipio innovador	Proyecto	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**14**	**102.232.800**
Directivo	2	24.393.600
Profesional y Técnico	7	53.112.000
Personal Administrativo	4	21.278.400
Obrero	1	3.448.800
Personal Contratado	**2**	**6.000.000**
Profesional y Técnico	2	6.000.000
TOTAL	**16**	**108.232.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	2	6.000.000
III	297.106 _ 347.106	1	3.926.400
IV	347.107 _ 397.107	1	4.752.000
V	397.108 _ 447.108		
VI	447.109 _ 497.109	1	5.940.000
VII	497.110 _ 547.110	1	6.000.000
VIII	547.111 _ 597.111	4	27.984.000
IX	597.112 _ 647.112		
X	647.113 _ 697.113	1	7.788.000
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	2	18.000.000
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	1	11.404.800
XVII	997.120 Y MAS	1	12.988.800
	TOTAL	**15**	**104.784.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	1	3.448.800
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**1**	**3.448.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	204.731.550
02	Coordinación Administrativa	70.448.100
03	Planificación y Desarrollo de la Ciencia	21.468.420
04	Fomento de la Ciencia, Tecnología e Innovación	108.140.580
05	Informática	48.296.690
99	Partidas no Asignables a Programas	4.000.000
	TOTAL	**457.085.340**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	213.275.340
4.02	Materiales y Suministros	16.180.000
4.03	Servicios no Personales	103.825.340
4.04	Activos Reales	40.000.000
4.05	Activos Financieros	9.804.660
4.07	Transferencias	70.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	4.000.000
	TOTAL	**457.085.340**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**453.085.340**
- Transferencias Para Financiar Gastos Corrientes	432.085.340
Del Sector Público	432.085.340
De la Administración Central	432.085.340
Ministerio de Ciencia y Tecnología (Recursos Ordinarios)	432.085.340
- Ingresos por Actividades Propias	20.000.000
Venta de Servicios	20.000.000
Venta de servicios de telemática y computación	20.000.000
- Otros Ingresos Corrientes	1.000.000
Ingresos de la Propiedad	1.000.000
Intereses por Dinero en Depósito	1.000.000
B. Gastos Corrientes	**407.280.680**
- Gastos de Consumo	337.280.680
Gastos de Personal	213.275.340
Materiales y Suministros	16.180.000
Servicios No Personales	103.825.340
Otros Gastos de Instituciones Descentralizadas	4.000.000
Depreciación y Amortización	4.000.000
- Otros Gastos Corrientes	70.000.000
Transferencias	70.000.000
Transferencias Corrientes al Sector Público	70.000.000
Transferencias a entes del sector público	70.000.000
C. Resultado Económico: Ahorro	**45.804.660**
II. Cuenta de Capital	
A. Recursos de Capital	**49.804.660**
- Ahorro en la Cuenta Corriente	45.804.660
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.000.000
B. Gastos de Capital	**40.000.000**
- Activos Reales	40.000.000
Adquisición de Maquinarias y demás Equipos	10.000.000
Estudios y Proyectos para Inversión en Activo Fijo	30.000.000
C. Resultado Financiero: Superávit	**9.804.660**
III. Cuenta Financiera	
A. Recursos Financieros	**9.804.660**
- Superávit Financiero	9.804.660
B. Aplicaciones Financieras	**9.804.660**
- Activos Financieros	9.804.660
Incremento de Caja y Bancos	9.804.660

A0318

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO FALCÓN (FUNDACITE-FALCÓN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón), tiene por objetivo fortalecer, planificar, coordinar, consolidar, promover y fomentar las actividades de ciencia y tecnología que se realizan en el Estado Falcón; así como el desarrollo de programas y proyectos, en coordinación con otras instituciones que contribuyan al progreso del Estado en el área científica y tecnológica.

POLÍTICA DE INGRESOS

Para el ejercicio fiscal 2004, Fundacite-Falcón estima un presupuesto de ingresos y gastos en la cantidad de Bs. 1.041,9 millones, el cual permitirá orientar sus proyectos de acuerdo a los lineamientos del Plan Operativo 2004.

El monto total de los recursos financian el Presupuesto de Fundacite-Falcón está desagregado de la siguiente manera:

- Aportes del Ejecutivo Nacional (Ministerio de Ciencia y Tecnología)	Bs. 599,3 millones
- Aportes de la Gobernación del Estado Falcón	Bs. 245,0 millones
- Ingresos Propios	Bs. 39,5 millones
- Otros Ingresos	Bs. 23,6 millones
- Depreciación y Amortización	Bs. 20,7 millones
- Disminución de Caja y Bancos	Bs. 112,4 millones
- Incrementos de Cuentas a Pagar	Bs. 1,4 millones

POLÍTICA DE GASTOS

El presupuesto de gastos para el año 2004, asciende a la cantidad de Bs. 1.041,9 millones de los cuales Bs. 884,6 millones se destinarán a cubrir gastos corrientes y Bs. 43,5 millones a gastos de inversión y aplicaciones financieras por Bs. 113,8 millones.

METAS

Con el propósito de consolidar sus objetivos, la Fundación se ha propuesto desarrollar las siguientes metas: Promover en la región programas y proyectos del Ministerio de Ciencia y Tecnología; gestionar programas y proyectos en áreas prioritarias para el Estado; coordinar y supervisar la adecuación legal, técnica y administrativa producto de la adscripción al Ministerio de Ciencia y Tecnología y mejorar los sistemas de producción y explotación de sábila.

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón, estima continuar con el papel de ente planificador y promotor de la investigación en el área de la ciencia y la tecnología en el Estado, con la finalidad de contribuir al desarrollo económico y social de la región.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**863.958.000**
- Transferencias para Financiar Gastos Corrientes	800.800.000
Del Sector Público	800.800.000
- Ministerio de Ciencia y Tecnología (Recursos Ordinarios)	555.800.000
- Gobernación del Estado Falcón (Recursos Ordinarios)	245.000.000
- Ingresos por Actividades Propias	39.558.000
Venta de Servicios	39.558.000
- Otros Ingresos Corrientes	23.600.000
Ingresos de la Propiedad	23.600.000
Recursos de Capital	**64.200.000**
- Transferencias para Financiar Gastos de Capital	43.500.000
Del Sector Público	43.500.000
- Ministerio de Ciencia y Tecnología (Recursos Ordinarios)	43.500.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.700.000
Recursos Financieros	**113.800.000**
- Activos Financieros	112.400.000
Disminución de Caja y Bancos	112.400.000
- Pasivos Financieros	1.400.000
Incrementos de Cuentas a Pagar a Proveedores por Servicios	1.400.000
TOTAL	**1.041.958.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**884.658.000**
- Gastos de Consumo	599.348.000
Gastos de Personal	337.850.000
Materiales y Suministros	23.076.000
Servicios No Personales	217.722.000
Otros Gastos de Instituciones Descentralizadas	20.700.000
Depreciación y Amortización	20.700.000
- Otros Gastos Corrientes	285.310.000
Transferencias	285.310.000
Transferencias Corrientes al Sector Privado	17.000.000
Otras Transferencias	268.310.000
Gastos de Capital	**43.500.000**
- Activos Reales	43.500.000
Adquisición de Maquinarias y demás Equipos	43.500.000
Aplicaciones Financieras	**113.800.000**
- Pasivos Financieros	113.800.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	113.800.000
Disminución de Cuentas a Pagar por Retenciones Laborales	5.000.000
Disminución de Otras Cuentas y Efectos a Pagar	24.800.000
Disminución de Otros Pasivos No Circulantes	84.000.000
TOTAL	**1.041.958.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Gestionar programas y proyectos en áreas prioritarias para el Estado	Proyecto Convenio	10 3
Coordinar y supervisar la adecuación legal, técnica y administrativa producto de la adscripción al Ministerio de Ciencia y Tecnología	Evento	30
Mejorar los Sistemas de Producción y Explotación de Zábila	Taller	3
Promover en la Región Programas y Proyectos del Ministerio de Ciencia y Tecnología	Asesoría Reunión Taller	20 20 6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**15**	**137.499.504**
Directivo	5	70.925.003
Profesional y Técnico	3	31.190.057
Personal Administrativo	4	23.047.111
Obreros	3	12.337.333
Personal Contratado	**5**	**17.450.496**
Personal Administrativo	5	17.450.496
TOTAL	**20**	**154.950.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	3	9.051.360
III	297.106 - 347.106		
IV	347.107 - 397.107	3	12.942.696
V	397.108 - 447.108		
VI	447.109 - 497.109	3	17.669.611
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115	2	19.008.368
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118	2	22.624.202
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	4	61.316.430
	TOTAL	**17**	**142.612.667**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	1	3.754.560
IV	347.107 - 397.107	2	8.582.773
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**3**	**12.337.333**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	389.000.000
02	Gestión de Desarrollo Científico y Tecnológico	422.658.000
03	Sistema de Información	95.800.000
99	Partidas no Asignables a Programas	134.500.000
	TOTAL	**1.041.958.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	337.850.000
4.02	Materiales y Suministros	23.076.000
4.03	Servicios no Personales	217.722.000
4.04	Activos Reales	43.500.000
4.05	Activos Financieros	113.800.000
4.07	Transferencias	285.310.000
4.08	Otros Gastos de Instituciones Descentralizadas	20.700.000
	TOTAL	**1.041.958.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**863.958.000**
- Transferencias Para Financiar Gastos Corrientes	800.800.000
Del Sector Público	800.800.000
Ministerio de Ciencia y Tecnología (Recursos Ordinarios)	555.800.000
Gobernación del Estado Falcón (Recursos Ordinarios)	245.000.000
- Ingresos por Actividades Propias	39.558.000
Venta de Servicios	39.558.000
Servicios de Impresión	16.800.000
Cursos y Academias Sisco	13.300.000
Conexión Servidor Falcón	2.350.000
Alquiler de Equipos y Local	3.350.000
Otros Servicios	3.758.000
- Otros Ingresos Corrientes	23.600.000
Ingresos de la Propiedad	23.600.000
Intereses por Dinero en Depósito	23.600.000
B. Gastos Corrientes	**884.658.000**
- Gastos de Consumo	599.348.000
Gastos de Personal	337.850.000
Materiales y Suministros	23.076.000
Servicios no Personales	217.722.000
Otros Gastos de Instituciones Descentralizadas	20.700.000
Depreciación y Amortización	20.700.000
- Otros Gastos Corrientes	285.310.000
Transferencias	285.310.000
Transferencias Corrientes al Sector Privado	17.000.000
Otras Transferencias Directas a Personas	17.000.000
Otras Transferencias	268.310.000
C. Resultado Económico : Desahorro	**(20.700.000)**
II. Cuenta de Capital	
A. Recursos de Capital	**43.500.000**
- Desahorro en la Cuenta Corriente	(20.700.000)
- Transferencias para Financiar Gastos de Capital	43.500.000
Del Sector Público	43.500.000
Ministerio de Ciencia y Tecnología (Recursos Ordinarios)	43.500.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.700.000
B. Gastos de Capital	**43.500.000**
- Activos Reales	43.500.000
Adquisición de Maquinarias y demás Equipos	43.500.000
C. Resultado Financiero: Equilibrado	

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**113.800.000**
- Activos Financieros	112.400.000
Disminución de Caja y Bancos	112.400.000
- Pasivos Financieros	1.400.000
Incremento de Cuentas a Pagar por Servicios	1.400.000
B. Aplicaciones Financieras	**113.800.000**
- Pasivos Financieros	113.800.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	113.800.000
Disminución de Cuentas a Pagar por Retenciones Laborales	5.000.000
Disminución de Otras Cuentas y Efectos a Pagar	24.800.000
Disminución de Otros Pasivos no Circulantes	84.000.000

A0319

Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN LA REGIÓN GUAYANA (FUNDACITE-GUAYANA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

POLÍTICA DE INGRESOS

Fundacite-Guayana estima un presupuesto de ingresos para el ejercicio fiscal 2004, por el orden de Bs. 975,83 millones, el cual permitirá financiar proyectos con los cuales se dará cumplimiento a los objetivos y metas fijados en el Plan Operativo 2004, en concordancia con los lineamientos establecidos por el Ministerio de Ciencia y Tecnología.

La fuente de financiamiento proviene de: el aporte asignado por el Ejecutivo Nacional Bs. 298,69 millones; de la Gobernación del Estado Bolívar Bs. 500,00 millones; los ingresos propios Bs. 103,98 millones; cuentas por cobrar Bs. 16,91 millones y fondo de depreciación Bs. 56,24 millones.

Los ingresos propios estimados provendrán de intereses bancarios y de otros ingresos generados por cursos y otras actividades, como se detalla a continuación:

Ingresos bancarios: Bs. 50,00 millones

Otros Ingresos:

Ingresos por cursos: Bs. 17,98 millones

Ingresos Subprograma Bs. 36,00 millones

POLÍTICA DE GASTOS

El presupuesto de gastos para el año 2004, es de Bs. 975,83 millones, de estos recursos se destinarán Bs. 306,95 millones, a gastos de personal, representando un 38% de incremento con respecto al año 2003, el cual se fundamenta en la necesidad de mantener un grupo de profesionales que se ha preparado para el desarrollo estratégico de áreas fundamentales, tales como personal administrativo, de apoyo y de informática.

En relación a materiales y suministros y servicios no personales se observa un incremento del 25% con respecto al año anterior, lo cual se debe a la previsión para afrontar el alza en los precios. En cuanto a la inversión en activos reales se presupuestaron Bs. 29,38 millones, los cuales serán destinados a la adquisición de maquinarias y equipos.

Los gastos están orientados a financiar las capacidades científicas y tecnológicas regionales, a través de programas de investigación orientadas a líneas estratégicas, según las prioridades regionales; soportados en 4 elementos básicos: proyectos de investigación y desarrollo, captación y formación de investigadores, establecimiento de una infraestructura de información que apoye la difusión y fortalecimiento institucional de los entes promotores de ciencia y tecnología y de centros de investigación y desarrollo. Todo ello vinculado a las estrategias y políticas de nivel Nacional y Regional.

Dentro de las metas más importantes a realizar se encuentran: implantar la Red Telemática de la Región Guayana; consolidar el Proyecto Parque Tecnológico de Ciudad Guayana; consolidar el Programa de Capacitación de expertos en redes mediante tecnología en la Región, impulsar el desarrollo de la acuicultura, ganadería de doble propósito y consolidar los proyectos de desarrollo de los rubros Agrícolas, entre otros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**902.673.574**
- Transferencias para Financiar Gastos Corrientes	798.690.170
Del Sector Público	798.690.170
- Otros Ingresos Corrientes	103.983.404
Ingresos de la Propiedad	50.000.000
Otros	53.983.404
Recursos de Capital	**56.241.473**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	56.241.473
Recursos Financieros	**16.915.233**
- Activos Financieros	16.915.233
Disminución de Otras Cuentas y Efectos a Cobrar	16.915.233
TOTAL	**975.830.280**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**901.168.480**
- Gastos de Consumo	502.164.820
Gastos de Personal	306.957.391
Materiales y Suministros	49.019.104
Servicios No Personales	89.946.852
Otros Gastos de Instituciones Descentralizadas	56.241.473
Depreciación y Amortización	56.241.473
- Otros Gastos Corrientes	399.003.660
Transferencias	399.003.660
Transferencias Corrientes al Sector Público	399.003.660
Gastos de Capital	**29.386.860**
- Activos Reales	29.386.860
Adquisición de Maquinarias y demás Equipos	29.386.860
Aplicaciones Financieras	**45.274.940**
- Pasivos Financieros	45.274.940
Servicio de la Deuda Pública y Disminución de Otros Pasivos	45.274.940
Disminución de Cuentas y Efectos a Pagar a Proveedores	45.274.940
TOTAL	**975.830.280**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Garantizar la vinculación de Fundacite con el Fonacit, Ministerio de Ciencia y Tecnología y sus Organismos	Reunión	13
Implantar el Sistema de Gestión de Calidad Sgciso 9001:2000, para la estandarización y mejora del Sistema	Sgs Implantado	1
Consolidar la gestión interinstitucional a través de redes de investigación en áreas estratégicas	Informe	72
Coordinar y supervisar la gestión interna garantizando el cumplimiento de los planes	Informe	12
Gestionar los proyectos de investigación de los programas de Fundacite Guayana	Proyecto	26
Apoyo a los investigadores para su capacitación a través de la subvención a eventos a nivel nacional	Subvención	40
Garantizar el registro de la contabilidad presupuestaria y financiera para dar cumplimiento a las leyes	Informe	95

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**13**	**80.963.172**
Directivo	2	26.116.179
Profesional y Técnico	6	37.573.917
Personal Administrativo	2	6.776.406
Obreros	3	10.496.670
Personal Fijo a Tiempo Parcial	**9**	**61.059.141**
Profesional y Técnico	9	61.059.141
TOTAL	**22**	**142.022.313**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1	2.002.000
II	247.105 - 297.105	2	6.065.070
III	297.106 - 347.106	2	7.622.314
IV	347.107 - 397.107	2	9.248.448
V	397.108 - 447.108		
VI	447.109 - 497.109	2	11.853.406
VII	497.110 - 547.110		
VIII	547.111 - 597.111	4	27.591.489
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115	2	18.375.537
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	4	48.767.379
	TOTAL	**19**	**131.525.643**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1	2.928.697
II	247.105 - 297.105		
III	297.106 - 347.106	2	7.567.973
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**3**	**10.496.670**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	271.436.936
02	Planificación y Desarrollo	540.052.744
03	Información y Divulgación	108.099.127
99	Partidas no Asignables a Programas	56.241.473
	TOTAL	**975.830.280**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	306.957.391
4.02	Materiales y Suministros	49.019.104
4.03	Servicios no Personales	89.946.852
4.04	Activos Reales	29.386.860
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	45.274.940
4.07	Transferencias	399.003.660
4.08	Otros Gastos de Instituciones Descentralizadas	56.241.473
	TOTAL	**975.830.280**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**902.673.574**
- Transferencias Para Financiar Gastos Corrientes	798.690.170
Del Sector Público	798.690.170
De la Administración Central	298.690.170
De Gobiernos Estadales	500.000.000
- Otros Ingresos Corrientes	103.983.404
Ingresos de la Propiedad	50.000.000
Intereses por Dinero en Depósito	50.000.000
Otros	53.983.404
Otros Ingresos	53.983.404
B. Gastos Corrientes	**901.168.480**
- Gastos de Consumo	502.164.820
Gastos de Personal	306.957.391
Materiales y Suministros	49.019.104
Servicios no Personales	89.946.852
Otros Gastos de Instituciones Descentralizadas	56.241.473
Depreciación y Amortización	56.241.473
- Otros Gastos Corrientes	399.003.660
Transferencias	399.003.660
Transferencias Corrientes al Sector Público	399.003.660
Transferencias Corrientes Internas	399.003.660
C. Resultado Económico : Ahorro	**1.505.094**
II. Cuenta de Capital	
A. Recursos de Capital	**57.746.567**
- Ahorro en la Cuenta Corriente	1.505.094
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	56.241.473
B. Gastos de Capital	**29.386.860**
- Activos Reales	29.386.860
Adquisición de Maquinarias y demás Equipos	29.386.860
C. Resultado Financiero: Superávit	**28.359.707**
III. Cuenta Financiera	
A. Recursos Financieros	**45.274.940**
- Activos Financieros	16.915.233
Disminución de Otras Cuentas y Efectos a Cobrar	16.915.233
- Superávit Financiero	28.359.707
B. Aplicaciones Financieras	**45.274.940**
- Pasivos Financieros	45.274.940
Servicio de la Deuda Pública y Disminución de otros Pasivos	45.274.940
Disminución de Cuentas y Efectos a Pagar a Proveedores	45.274.940

A0320

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO MÉRIDA (FUNDACITE-MÉRIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (FUNDACITE-MERIDA), fue creada mediante Decreto Nro. 373 de fecha 27-07.-1989, publicado en Gaceta Oficial Nro. 34.932 de fecha 28-08-1989 y tiene como objetivo promover y orientar el desarrollo del sistema científico y tecnológico del Estado Mérida en función de dar soporte al Desarrollo Social y Económico de la Región.

Dentro de las metas más importantes a realizar se encuentran: la Conservación y Reparaciones Mayores de Edificio Sede de Fundacite; la Construcción de un Auditórium; Sala de Reuniones y Archivo Central; el Otorgamiento y Entrega de Premios Regionales en Ciencia y Tecnología; el Cofinanciamiento de Cursos Cortos, Talleres, Encuestas y/o Pasantías de Investigadores; Otorgamiento de Becas al Alto Rendimiento Estudiantil en las categorías de la Educación Básica, Media y Diversificada; la Instalación de un Centro de Teleinformática; el otorgamiento de Prestamos a Investigadores; mantenimiento de los Servidores de Fundacite-Mérida; mantenimiento del Nodo Reacciun y la elaboración y mantenimiento de software.

Para el año 2004, la Fundacite-Mérida estima su presupuesto en Bs. 2.377,3 millones; los cuales estarán destinados a financiar la Coordinación y Fortalecimiento de los programas del sector científico y tecnológico para contribuir al desarrollo sustentable y equitativo del Estado Mérida.

La fuente de financiamiento está conformada de la siguiente manera: aporte del Ejecutivo Nacional Bs. 472,2 millones; de la Gobernación del Estado Mérida Bs. 947,0 millones; venta de Bienes y Servicios 131,0 millones; ingresos de la Propiedad Bs. 85,0 millones; fondo de la depreciación Bs. 15,1 millones; disminución de Caja y Banco Bs. 151,1 millones; disminución de Inversiones Temporales Bs. 155,7 millones; disminución de Deudores Bs. 395,2 millones y disminución de Activos No Circulantes Bs. 25,0 millones.

El presupuesto de gastos para el año 2004 se estima en Bs. 2.377,3 millones; discriminados de la siguiente manera: Gastos de Personal Bs. 848,7 millones; los cuales representan el 35,7% del total del presupuesto; Materiales y Suministros Bs. 59,3 millones; lo cual representa el 2,5% ; Servicios No Personales Bs. 323,8 millones; representando el 13,6%; Gastos de Inversión Bs. 376.4 millones; significando un 15,8%; Activos Financieros Bs. 158,0 millones significando el 6,7%; Servicio de la Deuda y disminución de Otros Pasivos Bs. 142,1 millones, que representan el 6,0%; Transferencias Bs. 454,0 millones, los cuales representan el 19,1% y por Depreciación Bs. 15,1 millones que absorben el 0,6%.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.379.315.718**
- Transferencias para Financiar Gastos Corrientes	1.163.331.218
Del Sector Público	1.163.331.218
- Ingresos por Actividades Propias	130.984.500
Venta de Servicios	130.984.500
- Otros Ingresos Corrientes	85.000.000
Ingresos de la Propiedad	85.000.000
Recursos de Capital	**270.943.878**
- Transferencias para Financiar Gastos de Capital	255.850.478
Del Sector Público	255.850.478
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.093.400
Recursos Financieros	**727.023.644**
- Activos Financieros	727.023.644
Disminución de Caja y Bancos	151.086.144
Disminución de Inversiones Temporales	155.767.992
Disminución de Cuentas a Cobrar	395.169.508
Disminución de Activos no Circulantes	25.000.000
Fondo de Garantía	25.000.000
TOTAL	**2.377.283.240**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.276.388.851**
- Gastos de Consumo	896.782.268
Gastos de Personal	679.102.744
Materiales y Suministros	45.643.676
Servicios No Personales	156.942.448
Otros Gastos de Instituciones Descentralizadas	15.093.400
Depreciación y Amortización	15.093.400
- Otros Gastos Corrientes	379.606.583
Transferencias	379.606.583
Transferencias Corrientes al Sector Privado	337.916.818
Transferencias Corrientes al Sector Público	41.689.765
Gastos de Capital	**754.076.499**
- Activos Reales	353.879.667
Repuestos y Reparaciones Mayores	26.484.000
Adquisición de Maquinarias y demás Equipos	29.000.000
Estudios y Proyectos para Inversión en Activo Fijo	155.445.667
Conservaciones Ampliaciones y Mejoras	1.950.000
Otros Activos Reales	141.000.000
- Activos Intangibles	22.500.000
- Gastos Capitalizables	377.696.832
Gastos de Personal	122.830.550
Materiales y Suministros	13.638.000
Servicios no Personales	166.818.633
Transferencias	74.409.649
Aplicaciones Financieras	**346.817.890**
- Activos Financieros	157.978.064
Concesión de Prestamos	15.000.000
Incremento de Otros Activos No Circulante	142.978.064
Otros	142.978.064
- Pasivos Financieros	188.839.826
Servicio de la Deuda Pública y Disminución de Otros Pasivos	188.839.826
Disminución de Cuentas y Efectos a Pagar a Proveedores	188.839.826
TOTAL	**2.377.283.240**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Conservación y Reparaciones Mayores de Edificio Sede Fundacite-Mérida.	Mt2	200
Construcción, Auditorium, Sala de Reuniones y Archivo Central.	Mt2	300
Otorgamiento y Entrega de Premios Regionales en Ciencia y Tecnología.	Premio	7
Cofinanciamiento de Cursos Cortos, Talleres, Encuestas y/o Pasantías de Investigadores.	Subvención	45
Becas Alto Rendimiento Estudiantil: Básica, Media y Diversificada.	Beca	552
Instalación de Centro de Teleinformática	Centros	4
Otorgamiento de Préstamos a Investigadores a Eventos	Préstamo	20
Premio Alto Rendimiento Estudiantil: Educación Básica, Media, Diversificada y Profesional.	Premio	138
Mantenimiento de los Servidores de Fundacite-Mérida.	Mantenimiento	12
Mantenimiento del Nodo Reacciun	Mantenimiento	12
Elaboración y Mantenimiento de Software.	Software	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**27**	**203.702.398**
Directivo	3	42.654.800
Profesional y Técnico	17	130.002.321
Personal Administrativo	5	25.046.400
Obreros	2	5.998.877
Personal Contratado	**5**	**39.600.000**
Profesional y Técnico	5	39.600.000
TOTAL	**32**	**243.302.398**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
II	247.105 - 297.105	3	9.081.800
III	297.106 - 347.106		
IV	347.107 - 397.107	8	37.361.800
V	397.108 - 447.108		
VII	497.110 - 547.110	3	19.233.700
VIII	547.111 - 597.111	6	42.420.000
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	10	129.206.198
	TOTAL	**30**	**237.303.498**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	2	5.998.877
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**2**	**5.998.877**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**3**	**8.156.380**
Jubilados	3	8.156.380
TOTAL	**3**	**8.156.380**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación Central	769.511.227
02	Desarrollo Científico y Tecnológico	504.166.898
03	Información y Divulgación	461.389.627
04	Formación de Recurso Humano en Ciencia y Tecnología	327.042.642
99	Partidas no Asignables a Programas	315.172.846
	TOTAL	**2.377.283.240**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	848.671.738
4.02	Materiales y Suministros	59.281.676
4.03	Servicios no Personales	323.761.080
4.04	Activos Reales	376.379.668
4.05	Activos Financieros	157.978.064
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	142.101.382
4.07	Transferencias	454.016.232
4.08	Otros Gastos de Instituciones Descentralizadas	15.093.400
	TOTAL	**2.377.283.240**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.379.315.718**
- Transferencias Para Financiar Gastos Corrientes	1.163.331.218
Del Sector Público	1.163.331.218
De la Administración Central	472.158.788
De Gobiernos Estadales	691.172.430
- Ingresos por Actividades Propias	130.984.500
Venta de Servicios	130.984.500
- Otros Ingresos Corrientes	85.000.000
Ingresos de la Propiedad	85.000.000
Intereses por Dinero en Depósito	85.000.000
B. Gastos Corrientes	**1.276.388.851**
- Gastos de Consumo	896.782.268
Gastos de Personal	679.102.744
Materiales y Suministros	45.643.676
Servicios no Personales	156.942.448
Otros Gastos de Instituciones Descentralizadas	15.093.400
Depreciación y Amortización	15.093.400
- Otros Gastos Corrientes	379.606.583
Transferencias	379.606.583
Transferencias Corrientes al Sector Privado	337.916.818
Transferencias Corrientes al Sector Público	41.689.765
C. Resultado Económico : Ahorro	**102.926.867**
II. Cuenta de Capital	
A. Recursos de Capital	**327.132.301**
- Ahorro en la Cuenta Corriente	102.926.867
- Transferencias para Financiar Gastos de Capital	255.850.478
Del Sector Público	255.850.478
Ejecutivo Regional	255.850.478
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.093.400
B. Gastos de Capital	**754.076.499**
- Activos Reales	353.879.667
Repuestos y Reparaciones Mayores	26.484.000
Adquisición de Maquinarias y demás Equipos	29.000.000
Estudios y Proyectos para Inversión en Activo Fijo	155.445.667
Conservaciones Ampliaciones y Mejoras	1.950.000
Otros Activos Reales	141.000.000
- Activos Intangibles	22.500.000
- Gastos Capitalizables	377.696.832
Gastos de Personal	122.830.550
Materiales y Suministros	13.638.000
Servicios no Personales	166.818.633
Transferencias	74.409.649
C. Resultado Financiero: Déficit	**(380.205.754)**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**727.023.644**
- Activos Financieros	727.023.644
Disminución de Caja y Bancos	151.086.144
Disminución de Inversiones Temporales	155.767.992
Disminución de Cuentas a Cobrar	395.169.508
Disminución de Activos no Circulantes	25.000.000
Fondo de Garantía	25.000.000
B. Aplicaciones Financieras	**727.023.644**
- Activos Financieros	157.978.064
Concesión de Prestamos	15.000.000
Incremento de Otros Activos no Circulantes	142.978.064
Otros	142.978.064
- Pasivos Financieros	188.839.826
Servicio de la Deuda Pública y Disminución de otros Pasivos	188.839.826
Disminución de Cuentas y Efectos a Pagar a Proveedores	188.839.826
- Déficit Financiero	380.205.754

A0321

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO TÁCHIRA (FUNDACITE-TÁCHIRA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (FUNDACITE-TÁCHIRA), fue creada mediante Decreto N° 373 del 17-07-89 e inició sus operaciones en el año 1990, estableciendo dentro de sus objetivos principales la promoción, coordinación y fortalecimiento del sector científico y tecnológico del Estado Táchira, propiciando actividades de investigación que contribuyan a la generación de una sociedad innovadora y que propenda al desarrollo y mejoramiento de la calidad de vida de la población tachirense.

La Fundación para el año 2004, ejecutará un presupuesto de gastos y aplicaciones financieras por la cantidad de Bs. 636,3 millones, con cargo a un presupuesto de ingresos y fuentes financieras conformada de la siguiente manera: Transferencias del sector público para financiar gastos corriente Bs. 467,5 millones, de los cuales Bs. 323,0 millones provendrán del Ejecutivo Nacional-Ministerio de Ciencia y Tecnología y Bs. 144,5 millones de la Gobernación del Estado Táchira; ingresos por venta de servicios diversos Bs. 23,0 millones; incremento de la depreciación acumulada Bs. 4,7 millones, por transferencia para financiar gastos de capital de la Gobernación del Estado Táchira Bs. 44,9 millones y Bs. 96,2 millones de recursos financieros provenientes de la disminución de la caja de la institución.

En función de los programas y proyectos contenidos en el Plan Operativo 2004, la fundación ejecutará un nivel de gastos de funcionamiento por Bs. 489,2 millones, de los cuales los gastos de personal absorben el 51,8%, para materiales un 3,0%, en servicios de terceros un 37,2%, en transferencias 7% y en otros gastos 1%. En inversión se destinarán Bs. 93,6 millones y Bs. 53,5 millones para aplicarlos a cancelar cuentas pendientes con proveedores, contratistas y retenciones laborales.

Entre las metas más importantes para el 2004 destacan las siguientes: Fortalecimiento de 2 centros promoción e investigación; promoción y fomento de 48 Páginas Web en diversas instituciones públicas y alcaldías del Estado Táchira; incorporación de 24 nuevos usuarios al Centro Nacional de Tecnología de Información; entre otras.

En este contexto, la Fundación en el corto plazo insertará a la colectividad tachirense en programas con énfasis en la tecnología local y promover la conexión inalámbrica a Internet del aparato de los servicios públicos y privados como herramienta de comunicación, facilitando los procesos de gestión y trámites entre los entes públicos

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**490.505.451**
- Transferencias para Financiar Gastos Corrientes	467.505.451
Del Sector Público (Recursos Ordinarios)	467.505.451
- Ingresos por Actividades Propias	23.000.000
Venta de Servicios	23.000.000
Recursos de Capital	**49.635.780**
- Transferencias para Financiar Gastos de Capital	44.952.000
Del Sector Público	44.952.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.683.780
Recursos Financieros	**96.163.345**
- Activos Financieros	96.163.345
Disminución de Caja y Bancos	96.163.345
TOTAL	**636.304.576**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**489.246.640**
- Gastos de Consumo	455.246.640
Gastos de Personal	253.512.592
Materiales y Suministros	14.493.223
Servicios No Personales	182.557.045
Otros Gastos de Instituciones Descentralizadas	4.683.780
Depreciación y Amortización	4.683.780
- Otros Gastos Corrientes	34.000.000
Transferencias	34.000.000
Transferencias Corrientes al Sector Privado	34.000.000
Gastos de Capital	**93.584.996**
- Activos Reales	90.344.996
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y demás Equipos	78.344.996
Conservaciones Ampliaciones y Mejoras	7.000.000
- Activos Intangibles	3.240.000
Aplicaciones Financieras	**53.472.940**
- Pasivos Financieros	53.472.940
Servicio de la Deuda Pública y Disminución de otros Pasivos	53.472.940
Disminución de Cuentas y Efectos a Pagar a Contratistas	43.650.396
Disminución de Cuentas a Pagar por Retenciones Laborales	3.086.513
Disminución de Otras Cuentas y Efectos a Pagar	6.736.031
TOTAL	**636.304.576**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Fomento, Promoción y Transferencia de Tecnología a Nivel de Instituciones Públicas Educativas	Institución	10
Fortalecimiento de Centros de Investigación	Centro	2
Incorporación de Usuarios al Cnti Para la Prestación de Servicios de Internet	Usuario	24
Promoción y Financiamiento de Proyectos de Investigación	Proyecto	4
Diseño, Promoción y Fomento de Páginas web de Instituciones públicas y Alcaldías locales	Página Web	48
Capacitación del Recurso Humano del Sector Ciencia y Tecnología	Curso	40
Formación de Recursos Humanos en el Área de Ciencia y Tecnología	Tesis de Grado	10
Fomento y Financiamiento a la Asistencia, Participación y Organización de Eventos Científicos	Evento	15
Establecimiento de Convenios de Cooperación Interinstitucional	Convenio	8
Fomento y Financiamiento de Publicaciones Científicas, Técnicas y Divulgativas	Publicación	7
Fomento y Financiamiento de Becas Trabajo a Estudiantes Universitarios	Beca	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**17**	**89.564.604**
Directivo	4	36.926.820
Profesional y Técnico	7	34.846.296
Personal Administrativo	6	17.791.488
Personal Contratado	**1**	**9.000.000**
Profesional y Técnico	1	9.000.000
TOTAL	**18**	**98.564.604**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	6	17.791.488
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	4	18.819.456
V	397.108 _ 447.108	3	16.026.840
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	2	16.712.472
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	1	9.000.000
XIII	797.116 _ 847.116	1	9.588.492
XIV	847.117 _ 897.117	1	10.625.856
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**18**	**98.564.604**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación Central	53.933.621
02	Planificación y Desarrollo Científico y Tecnológico	30.832.575
03	Dirección de Información y Divulgación	187.857.892
04	Gestión y Fomento Tecnológico	8.211.071
05	Administración y Recursos Humanos	153.825.702
06	Financiamiento de Proyectos	143.486.995
99	Partidas no Asignables a Programas	58.156.720
	TOTAL	**636.304.576**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	253.512.592
4.02	Materiales y Suministros	14.493.223
4.03	Servicios no Personales	182.557.045
4.04	Activos Reales	93.584.996
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	53.472.940
4.07	Transferencias	34.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	4.683.780
	TOTAL	**636.304.576**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**490.505.451**
- Transferencias Para Financiar Gastos Corrientes	467.505.451
Del Sector Público	467.505.451
De la Administración Central (Recursos Ordinarios)	323.025.451
De Gobiernos Estadales (Recursos Ordinarios)	144.480.000
- Ingresos por Actividades Propias	23.000.000
Venta de Servicios	23.000.000
Ingresos por Servicios de Adiestramiento	12.900.000
Ingresos por Servicios de Internet	10.100.000
B. Gastos Corrientes	**489.246.640**
- Gastos de Consumo	455.246.640
Gastos de Personal	253.512.592
Materiales y Suministros	14.493.223
Servicios No Personales	182.557.045
Otros Gastos de Instituciones Descentralizadas	4.683.780
Depreciación y Amortización	4.683.780
- Otros Gastos Corrientes	34.000.000
Transferencias	34.000.000
Transferencias Corrientes al Sector Privado	34.000.000
Becas Universitarias en el País	5.000.000
Becas de Perfeccionamiento Profesional en el País	5.000.000
Otras Transferencias Directas a Personas	24.000.000
C. Resultado Económico: Ahorro	**1.258.811**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

II. Cuenta de Capital	
A. Recursos de Capital	**50.894.591**
- Ahorro en la Cuenta Corriente	1.258.811
- Transferencias para Financiar Gastos de Capital	44.952.000
Del Sector Público	44.952.000
De Gobierno del Estado Táchira	44.952.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.683.780
B. Gastos de Capital	**93.584.996**
- Activos Reales	90.344.996
Repuestos y Reparaciones Mayores	5.000.000
Adquisición de Maquinarias y demás Equipos	78.344.996
Conservaciones Ampliaciones y Mejoras	7.000.000
- Activos Intangibles	3.240.000
C. Resultado Financiero: Déficit	**(42.690.405)**
III. Cuenta Financiera	
A. Recursos Financieros	**96.163.345**
- Activos Financieros	96.163.345
Disminución de Caja y Bancos	96.163.345
B. Aplicaciones Financieras	**96.163.345**
- Pasivos Financieros	53.472.940
Servicio de la Deuda Pública y Disminución de otros Pasivos	53.472.940
Disminución de Cuentas y Efectos a Pagar a Contratistas	43.650.396
Disminución de Cuentas a Pagar por Retenciones Laborales	3.086.513
Disminución de Otras Cuentas y Efectos a Pagar	6.736.031
- Déficit Financiero	42.690.405

A0322

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO SUCRE (FUNDACITE-SUCRE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El principal objetivo de Fundacite-Sucre, consiste en fomentar la ejecución de programas y proyectos que ayuden al progreso del Estado en el área científica y tecnológica, conjuntamente con instituciones que persiguen el mismo fin, entre las cuales cabe destacar las siguientes: Universidad de Oriente Núcleo Sucre-Cumaná; Instituto Universitario de Tecnología de Carúpano; I.N.I.A; entre otros.

El Proyecto de Presupuestos de Ingresos y Gastos que Fundacite-Sucre estima para el ejercicio fiscal 2004, alcanza a Bs. 700,5 millones, los cuales se derivan de las siguientes fuentes de financiamiento: Bs. 417,4 millones por aportes del Ejecutivo Nacional; Bs. 150,0 millones provienen de la Gobernación del Estado Sucre; Bs. 7,0 millones de recursos propios; Bs. 12,0 millones por ingresos de la propiedad; Bs. 20,3 millones incremento de la depreciación acumulada y Bs. 93,8 millones por la disminución de otras cuentas y efectos por cobrar.

Por su parte, El Presupuesto de Gastos de Fundacite-Sucre aplicará de la siguiente manera: Bs. 616,4 millones para gastos corrientes; Bs. 15,0 millones para gastos de capital y Bs. 69,1 millones en aplicaciones financieras.

Asimismo, la Fundación tiene planeado el desarrollo de programas enmarcados dentro de la política general de la institución como es la de promover el desarrollo y la investigación de tecnologías aplicadas al desarrollo del Estado Sucre.

Entre las principales metas que el organismo estima ejecutar para el ejercicio fiscal 2004 se encuentran: Promocionar la formación de profesionales de los sectores públicos y privados, proyectar Fundacite Sucre y su importancia en el desarrollo en ciencia y tecnología, mejorar y ampliar la Intranet de Fundacite Sucre, alcanzar el desarrollo en línea y un estado moderno, contribuir al desarrollo de mecanismos de repotenciación y rendición de infocentros, apoyar y promover proyectos interdisciplinarios en innovación juvenil y fomentar la actualización y formación de investigadores del Estado Sucre entre otros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**586.428.073**
- Transferencias para Financiar Gastos Corrientes	567.428.073
Del Sector Público	567.428.073
Ministerio de Ciencia y Tecnología (Financiamiento Ordinario)	417.428.073
Gobernación del Estado Sucre	150.000.000
- Ingresos por Actividades Propias	7.000.000
Venta de Servicios	7.000.000
- Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Recursos de Capital	**20.313.150**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.313.150
Recursos Financieros	**93.750.031**
- Activos Financieros	93.750.031
Disminución de Otras Cuentas y Efectos a Cobrar	93.750.031
TOTAL	**700.491.254**

CAPITULO II
PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**616.417.223**
- Gastos de Consumo	556.417.223
Gastos de Personal	344.564.073
Materiales y Suministros	55.000.000
Servicios No Personales	136.540.000
Otros Gastos de Instituciones Descentralizadas	20.313.150
Depreciación y Amortización	20.313.150
- Otros Gastos Corrientes	60.000.000
Transferencias	60.000.000
Transferencias Corrientes al Sector Privado	60.000.000
Gastos de Capital	**15.000.000**
- Activos Reales	15.000.000
Adquisición de Maquinarias y demás Equipos	15.000.000
Aplicaciones Financieras	**69.074.031**
- Activos Financieros	40.595.998
Incremento de Caja y Bancos	40.595.998
- Pasivos Financieros	28.478.033
Servicio de la Deuda Pública y Disminución de Otros Pasivos	28.478.033
Disminución de Cuentas y Efectos a Pagar a Proveedores	23.467.296
Disminución de Cuentas a Pagar por Retenciones Laborales	5.010.737
TOTAL	**700.491.254**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Promocionar la Formación de Profesionales en los Sectores Público y Privado	Subvención	48
Proyección de Fundacite Sucre y su Importancia en el Desarrollo en Ciencia y Tecnología	Programa	52
Mejorar y Ampliar la Intranet de Fundacite Sucre	Intranet	1
Alcanzar el Desarrollo en Línea y un Estado Moderno	Registros	1.000
Contribuir al Desarrollo de Mecanismos de Repotenciación y Rendición de Infocentros	Visitas Técnicas	60
Apoyar y Promover Proyectos Interdisciplinario en Innovación Juvenil	Competencia	2
Fomentar la Actualización y Formación de Investigadores del Estado Sucre	Subvenciones	12

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**18**	**132.141.596**
Directivo	2	24.256.796
Profesional y Técnico	11	88.324.800
Personal Administrativo	3	12.600.000
Obreros	2	6.960.000
Personal Contratado	**4**	**31.348.800**
Personal Administrativo	4	31.348.800
TOTAL	**22**	**163.490.396**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	2	7.680.000
IV	347.107 - 397.107	2	8.760.000
V	397.108 - 447.108		
VI	447.109 - 497.109	3	16.200.000
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114	8	68.428.800
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	3	31.204.800
XV	897.118 - 947.118		
XVI	947.119 - 997.119	1	11.505.788
XVII	997.120 Y MÁS	1	12.751.008
	TOTAL	**20**	**156.530.396**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	2	6.960.000
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**2**	**6.960.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	279.147.071
02	Política y Planificación Institucional	9.290.000
03	Gestión de Desarrollo Científico y Tecnológico	363.263.000
99	Partidas no Asignables a Programas	48.791.183
	TOTAL	**700.491.254**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	344.564.073
4.02	Materiales y Suministros	55.000.000
4.03	Servicios no Personales	136.540.000
4.04	Activos Reales	15.000.000
4.05	Activos Financieros	40.595.998
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	28.478.033
4.07	Transferencias	60.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	20.313.150
	TOTAL	**700.491.254**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**586.428.073**
- Transferencias Para Financiar Gastos Corrientes	567.428.073
Del Sector Público	567.428.073
Ministerio de Ciencia y Tecnología (Financiamiento Ordinario)	417.428.073
De Gobiernos Estadales	150.000.000
- Ingresos por Actividades Propias	7.000.000
Venta de Servicios	7.000.000
Ventas de Disquetes, Impresión y Patrocinio de Empresas en Bits	7.000.000
- Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Intereses por Títulos y Valores	12.000.000
B. Gastos Corrientes	**616.417.223**
- Gastos de Consumo	556.417.223
Gastos de Personal	344.564.073
Materiales y Suministros	55.000.000
Servicios no Personales	136.540.000
Otros Gastos de Instituciones Descentralizadas	20.313.150
Depreciación y Amortización	20.313.150
- Otros Gastos Corrientes	60.000.000
Transferencias	60.000.000
Transferencias Corrientes al Sector Privado	60.000.000
Donaciones a Personas	25.800.000
Otras Transferencias Directa a Personas	34.200.000
C. Resultado Económico : Desahorro	**(29.989.150)**
II. Cuenta de Capital	
A. Recursos de Capital	**(9.676.000)**
- Desahorro en la Cuenta Corriente	(29.989.150)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.313.150
B. Gastos de Capital	**15.000.000**
- Activos Reales	15.000.000
Adquisición de Maquinarias y demás Equipos	15.000.000
C. Resultado Financiero: Déficit	**(24.676.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**93.750.031**
- Activos Financieros	93.750.031
Disminución de Otras Cuentas y Efectos a Cobrar	93.750.031
B. Aplicaciones Financieras	**93.750.031**
- Activos Financieros	40.595.998
Incremento de Cajas y Bancos	40.595.998
- Pasivos Financieros	28.478.033
Servicio de la Deuda Pública y Disminución de otros Pasivos	28.478.033
Disminución de Cuentas y Efectos a Pagar a Proveedores	23.467.296
Disminución de Cuentas a Pagar por Retenciones Laborales	5.010.737
- Déficit Financiero	24.676.000

A0334

Fundación Instituto de Ingeniería para la
Investigación y Desarrollo Tecnológico (FII)

FUNDACIÓN INSTITUTO DE INGENIERIA PARA LA INVESTIGACIÓN Y DESARROLLO TECNOLÓGICO (FIIDT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La meta prevista por la Fundación para el año 2004, consiste fundamentalmente en lograr con los recursos asignados por el Ejecutivo Nacional y los ingresos propios producto de su gestión, convertirse en el brazo tecnológico del Estado Venezolano, así como de las pequeñas y medianas empresas nacionales.

En tal sentido, a través del Programa Proyectos de Apoyo al Plan de Desarrollo Científico – Tecnológico del Estado, en el plan del Ministerio de Ciencia y Tecnología, se consolida la contribución de la Fundación en áreas de interés estratégico para la nación, enmarcadas dentro del Plan Operativo 2004, como lo son:

- Ámbito Económico: en el que se ejecutan proyectos, asesorías y servicios en las áreas de agroproducción, redes de innovación productiva, metalmecánica y energías alternas.

- Ámbito Político: participación en proyectos dentro de las áreas denominadas como gobierno electrónico, información y comunicación, innovación de la gestión pública y redes del Estado.

- Ámbito Territorial: a través de la ejecución de proyectos en el área de vivienda y municipio innovador.

- Ámbito Internacional: en el cual se busca la viabilidad de la actividad científica.

- Ámbito Complementario: en el que se involucran las áreas de apoyo administrativo, la adquisición de bienes, la producción documental y el mantenimiento de los equipos y las instalaciones.

Asimismo, por intermedio del Programa Proyecto y Servicios de Interés Nacional, la Fundación buscará satisfacer las necesidades específicas de algunos de los principales sectores industriales del país: minero, petrolero, comunicaciones, informática, metalmecánica, eléctrico y servicios específicos; caracterización de materiales; análisis de contaminantes líquidos, sólidos y gaseosos; ensayos no destructivos; petrología y certificación de productos, entre otros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**5.755.805.652**
- Transferencias para Financiar Gastos Corrientes	4.833.805.652
Del Sector Público (Recursos Ordinarios)	4.833.805.652
- Ingresos por Actividades Propias	850.000.000
Venta de Servicios	850.000.000
- Ingresos de la Propiedad	72.000.000
Recursos de Capital	**150.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.000.000
Recursos Financieros	**1.594.415.315**
- Activos Financieros	650.000.000
Disminución de Caja y Bancos	92.499.997
Disminución de Inversiones Temporales	157.500.003
Disminución de Cuentas a Cobrar Comerciales	48.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	352.000.000
- Pasivos Financieros	944.415.315
Incremento de Cuentas a Pagar	48.000.000
Incremento de Pasivos no Circulantes	896.415.315
TOTAL	**7.500.220.967**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**6.980.220.967**
- Gastos de Consumo	6.792.396.891
Gastos de Personal	5.542.396.891
Materiales y Suministros	300.000.000
Servicios No Personales	800.000.000
Otros Gastos de Instituciones Descentralizadas	150.000.000
Depreciación y Amortización	150.000.000
- Otros Gastos Corrientes	187.824.076
Transferencias	187.824.076
Transferencias Corrientes al Sector Privado	106.471.516
Otras Transferencias	81.352.560
Gastos de Capital	**520.000.000**
- Activos Reales	437.320.000
Adquisición de Maquinarias y demás Equipos	317.320.000
Adquisición de Equipos de Transporte, Tracción y Elevación	120.000.000
- Activos Intangibles	82.680.000
TOTAL	**7.500.220.967**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Diseño de Sistema	Sistema	4
Transferencia Tecnológica	Transferencia	6
Desarrollo Tecnológico	Desarrollo	2
Desarrollo de Prototipos y Proyectos	Prototipo/Proyecto	3
Cursos Especializados en Proyectos	Curso	117
Apoyo a las Empresas	Empresa	70
Desarrollo de Página Web	Pág. Web	2
Personas Capacitadas	Tec. Capac.	120
Apoyo a la Cooperativa	Cooperativa	1
Trazabilidad de Patrones	Patrón	5
Creación de Laboratorio	Laboratorio	1
Estudio de Beneficio	Estudio	2
Adquisición y Procesamiento de Imágenes	Imagen	73
Desarrollo de un Sistema de Información Geográfica	Sig	3
Desarrollos de Módulos	Módulo	6
Desarrollo de Software	Software	2
Desarrollo de Manuales	Manual	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**133**	**1.965.214.474**
- Directivo	10	341.192.263
- Profesional y Técnico	83	1.355.600.287
- Administrativo	40	268.421.924
Personal Contratado	**29**	**376.658.293**
- Empleado	29	376.658.293
TOTAL	**162**	**2.341.872.767**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	1	4.102.464
IV	347.107 __ 397.107	20	88.862.091
V	397.108 __ 447.108	5	24.918.206
VI	447.109 __ 497.109	4	23.357.406
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	2	13.733.246
IX	597.112 __ 647.112	2	14.793.155
X	647.113 __ 697.113	2	16.398.657
XI	697.114 __ 747.114	3	25.827.377
XII	747.115 __ 797.115	1	9.177.160
XIII	797.116 __ 847.116	1	9.879.748
XIV	847.117 __ 897.117	4	42.052.197
XV	897.118 __ 947.118	6	65.843.487
XVI	947.119 __ 997.119	2	23.308.492
XVII	997.120 Y MAS	109	1.979.619.081
TOTAL		**162**	**2.341.872.767**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**6**	**183.824.076**
- Jubilado	6	183.824.076
TOTAL	**6**	**183.824.076**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación General	2.220.355.149
02	Investigación y Desarrollo Tecnológico	5.129.865.818
99	Partidas no Asignables a Programas	150.000.000
TOTAL		**7.500.220.967**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	5.542.396.891
4.02	Materiales y Suministros	300.000.000
4.03	Servicios no Personales	800.000.000
4.04	Activos Reales	520.000.000
4.07	Transferencias	187.824.076
4.08	Otros Gastos de Instituciones Descentralizadas	150.000.000
TOTAL		**7.500.220.967**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.755.805.652**
- Transferencias para Financiar Gastos Corrientes	4.833.805.652
Del Sector Público	4.833.805.652
De la Administración Central (Recursos Ordinarios)	4.833.805.652
- Ingresos por Actividades Propias	850.000.000
Venta de Servicios	850.000.000
- Ingresos de la Propiedad	72.000.000
Intereses por Dinero en Depósito	72.000.000
B. Gastos Corrientes	**6.980.220.967**
- Gastos de Consumo	6.792.396.891
Gastos de Personal	5.542.396.891
Materiales y Suministros	300.000.000
Servicios No Personales	800.000.000
Otros Gastos de Instituciones Descentralizadas	150.000.000
Depreciación y Amortización	150.000.000
- Otros Gastos Corrientes	187.824.076
Transferencias	187.824.076
Transferencias Corrientes al Sector Privado	
Jubilaciones	183.824.076
Otras Transferencias	4.000.000
C. Resultado Económico: Desahorro	**(1.224.415.315)**
II. Cuenta de Capital	
A. Recursos de Capital	**(1.074.415.315)**
- Desahorro en la Cuenta Corriente	(1.224.415.315)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.000.000
B. Gastos de Capital	**520.000.000**
- Activos Reales	437.320.000
Adquisición de Maquinarias y demás Equipos	317.320.000
Adquisición de Equipos de Transporte, Tracción y Elevación	120.000.000
- Activos Intangibles	82.680.000
C. Resultado Financiero: Déficit	**(1.594.415.315)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.594.415.315**
- Activos Financieros	650.000.000
Disminución de Caja y Bancos	92.499.997
Disminución de Inversiones Temporales	157.500.003
Disminución de Cuentas a Cobrar Comerciales	48.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	352.000.000
- Pasivos Financieros	944.415.315
Incremento de Cuentas a Pagar	48.000.000
Incremento de Pasivos no Circulantes	896.415.315
B. Aplicaciones Financieras	**1.594.415.315**
- Déficit Financiero	1.594.415.315

A0338
Fundación Instituto Zuliano de Investigaciones
Tecnológicas (INZIT-CICASI)

FUNDACIÓN INSTITUTO ZULIANO DE INVESTIGACIONES TECNOLÓGICAS (INZIT-CICASI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Zuliano de Investigación Tecnológica (Inzit-Cicasi) fue creado según acta constitutiva N° 08-03-79 con el objeto de promover el desarrollo de la investigación técnica y científica de la región zuliana, dentro de los lineamientos y políticas nacionales y regionales establecidas al respecto.

Los Recursos Presupuestarios del El Instituto Zuliano de Investigación Tecnológica (Inzit-Cicasi) para el ejercicio fiscal 2004 ascienden a la cantidad de Bs. 666,9 millones de los cuales Bs. 486,4 millones (72,9%) provienen de la transferencia del sector público, Bs. 165,5 millones (24,8%) por Venta de Bienes y Servicios y Bs. 15,0 millones (2,3%) del fondo de depreciación.

El presupuesto de gastos de la Fundación, para el ejercicio fiscal 2004, se ubica en Bs. 666,9 millones, discriminados de la siguiente forma: Bs. 376,2 millones a gastos de personal; Bs. 69,5 millones a Materiales y Suministros; Bs. 92,4 millones y Bs. 15,0 millones por depreciación y amortización; gastos de capital por Bs. 90,0 millones y aplicaciones financieras por Bs. 23,8 millones. Estos recursos serán orientados para financiar actividades preferentemente, hacia la generación de conocimientos, investigación aplicada y prestación de servicios técnicos, asesoría, asistencia tecnológica y principalmente en las áreas de ambiente, carbón metalurgia y metalmecánica, química, petróleo, con el objetivo de producir y ofertar servicios tecnológicos de optima calidad, mediante acreditaciones y certificaciones nacionales e internacionales y contribuyendo como centro de docencia para la formación de recursos humanos especializados.

Dentro de las metas más importantes a realizar se encuentran: La asistencia a cursos de capacitación y adiestramiento (20 cursos); asesorías técnicas en áreas ambientales (52 asesorias); convenios de asistencia técnica (15 convenios); con la finalidad de atender a los diversos sectores productivos de la región zuliana.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**651.877.539**
- Transferencias para Financiar Gastos Corrientes	486.377.539
Del Sector Público	486.377.539
Del Ministerio de Ciencia y Tecnología	486.377.539
- Ingresos por Actividades Propias	165.500.000
Venta de Bienes	165.500.000
Recursos de Capital	**15.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras reservas	15.000.000
TOTAL	**666.877.539**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**553.057.275**
- Gastos de Consumo	553.057.275
Gastos de Personal	376.160.400
Materiales y Suministros	69.496.875
Servicios No Personales	92.400.000
Otros Gastos de Instituciones Descentralizadas	15.000.000
Depreciación y Amortización	15.000.000
Gastos de Capital	**90.000.000**
- Activos Reales	90.000.000
Adquisición de Maquinarias y demás Equipos	90.000.000
Aplicaciones Financieras	**23.820.264**
- Pasivos Financieros	23.820.264
Servicio de la Deuda Pública y Disminución de Otros Pasivos	23.820.264
Disminución de Cuentas a Pagar por Retenciones Laborales	23.820.264
TOTAL	**666.877.539**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Participación en Eventos	Evento	10
Estudios de Factibilidad	Estudio	5
Ejecución de Proyectos de Investigación	Proyecto	5
Asesorias Técnicas en Áreas Ambientales	Asesoría	52
Convenios de Asistencia Técnica	Convenio	15
Cursos de Capacitación y Adiestramiento	Cursos	20
Programas de Evaluación y Promoción	Evaluación	35
Automatización de Procesos de la Fundación	Sistemas	1
Generación de Ingresos Propios	Porcentaje	60
Promoción de Métodos y Productos (serv. Tecnológicos)	Visitas	60

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**19**	**118.263.800**
Directivo	3	39.600.000
Profesional y Técnico	10	55.350.300
Personal Administrativo	6	23.313.500
Personal Contratado	**2**	**11.728.600**
Profesional y Técnico	2	11.728.600
TOTAL	**21**	**129.992.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	3	8.178.108
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	9	41.798.960
V	397.108 - 447.108		
VI	447.109 - 497.109	2	11.728.624
VII	497.110 - 547.110	2	12.287.448
VIII	547.111 - 597.111	1	6.799.260
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116	1	9.600.000
XIV	847.117 - 897.117		
XV	897.118 - 947.118	2	21.600.000
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	1	18.000.000
	TOTAL	**21**	**129.992.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Coordinación Superior y Administración	294.189.208
02	Servicios de Apoyo	86.948.045
03	Investigación y Desarrollo	72.074.660
04	Servicios Técnicos	175.263.126
99	Partidas no Asignables a Programas	38.402.500
	TOTAL	**666.877.539**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	376.160.400
4.02	Materiales y Suministros	69.496.875
4.03	Servicios no Personales	92.400.000
4.04	Activos Reales	90.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	23.820.264
4.08	Otros Gastos de Instituciones Descentralizadas	15.000.000
	TOTAL	**666.877.539**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**651.877.539**
- Transferencias Para Financiar Gastos Corrientes	486.377.539
Del Sector Público	486.377.539
De la Administración Central	486.377.539
Del Ministerio de Ciencia y Tecnología	486.377.539
- Ingresos por Actividades Propias	165.500.000
Venta de Bienes	165.500.000
B. Gastos Corrientes	**553.057.275**
- Gastos de Consumo	553.057.275
Gastos de Personal	376.160.400
Materiales y Suministros	69.496.875
Servicios no Personales	92.400.000
Otros Gastos de Instituciones Descentralizadas	15.000.000
Depreciación y Amortización	15.000.000
C. Resultado Económico: Ahorro	**98.820.264**
II. Cuenta de Capital	
A. Recursos de Capital	**113.820.264**
- Ahorro en la Cuenta Corriente	98.820.264
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	15.000.000
B. Gastos de Capital	**90.000.000**
- Activos Reales	90.000.000
Adquisición de Maquinarias y demás Equipos	90.000.000
C. Resultado Financiero: Superávit	**23.820.264**
III. Cuenta Financiera	
B. Aplicaciones Financieras	**23.820.264**
- Pasivos Financieros	23.820.264
Servicio de la Deuda Pública y Disminución de otros Pasivos	23.820.264
Disminución de Cuentas a Pagar por Retenciones Laborales	23.820.264

A0355

Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (Fundacite-Zulia)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DE LA REGIÓN ZULIANA (FUNDACITE-ZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para la Ciencia y la Tecnología de la región Zuliana (Fundacite-Zulia) , fue creada mediante decreto N° 471 del 27/12/79, con el objeto de promover y apoyar los centros de investigación, en las áreas especializadas en medicina, biología, química, física, matemáticas educación y ciencias sociales. Así como actividades docentes y de información y documentación en los campos del conocimiento relacionados con sus áreas reinvestigación.

El financiamiento del presupuesto de Fundacite-Zulia asciende a Bs 846,3 millones, provendrá de las siguientes fuentes: Bs. 672,0 millones (79,4%) por transferencias del sector público; Bs. 47,0 millones (5,6%) de la Gobernación del Estado Zulia; Bs. 67,3 millones (8,0%) por la venta de bienes y servicios; Bs. 30,0 millones (3,5%) por concepto de intereses por depósitos y Bs. 30,0 millones (3,5%) del fondo de depreciación.

La estructura del gasto se distribuye de la siguiente forma: Gastos Corrientes Bs. 756,3 millones (89,4%) conformados por gastos de personal Bs. 580,1 millones, Materiales y Suministros Bs. 15,6 millones; Servicios no Personales Bs. 64,0 millones; Transferencias Bs. 66,6 millones y por Gastos de Depreciación y Amortización Bs. 30,0 millones y gastos de capital por Bs. 90,0 millones(10,6%).

Durante el ejercicio fiscal 2004, Fundacite-Zulia, estima continuar ejerciendo el rol de institución que procura el fortalecimiento, activación y modernización del quehacer científico y tecnológico en el Estado Zulia, con el fin de ejecutar programas y proyectos relacionados con la Ciencia y la Tecnología, todo ello en armonía con el Plan Nacional de Ciencia, Tecnología e Innovación.

Dentro de las principales metas que Fundacite-Zulia estima realizar en el 2004 se mencionan las siguientes: el otorgamiento y apoyo financiero para la asistencia a eventos científicos de la región (30 subvenciones); Cofinanciamiento al Programa de Resonancia Educativa (60 subvenciones); Dictar talleres para la elaboración de artículos con componentes científicos y tecnológicos en revistas científicas (12 Talleres) y continuar con el apoyo la agendas Salud y Ganadería Doble Propósito y Ambiente (30 Subvenciones), con el objeto de impulsar el desarrollo de la agricultura y la consolidación de la ganadería de doble propósito.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**816.302.822**
- Transferencias para Financiar Gastos Corrientes	719.000.000
Del Sector Público	719.000.000
Del Ministerio de Ciencia y Tecnología	672.000.000
De la Gobernación del Estado Zulia	47.000.000
- Ingresos por Actividades Propias	67.302.822
Venta de Bienes	67.302.822
- Otros Ingresos Corrientes	30.000.000
Ingresos de la Propiedad	30.000.000
Recursos de Capital	**30.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras reservas	30.000.000
TOTAL	**846.302.822**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**756.302.822**
- Gastos de Consumo	689.716.119
Gastos de Personal	580.095.733
Materiales y Suministros	15.600.000
Servicios No Personales	64.020.386
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
- Otros Gastos Corrientes	66.586.703
Transferencias	66.586.703
Transferencias Corrientes al Sector Privado	66.586.703
Gastos de Capital	**90.000.000**
- Activos Reales	80.000.000
Adquisición de Maquinarias y demás Equipos	40.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	40.000.000
- Activos Intangibles	10.000.000
TOTAL	**846.302.822**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Elaborar el Proyecto de Presupuesto	Documentos	1
Elaborar Memoria y Cuenta	Documentos	1
Elaborar Informes Trimestrales Sobre la Ejecución Física Financiera	Informe	4
Realizar el Inventario Anual de Bienes	Informe	1
Elaborar y Realizar Estados Financieros	Informe	12
Apoyo a las Agencias Salud y Ganadería de Doble Propósito y Ambiente	Subvención	30
Otorgar Apoyo Financiero Para la Asistencia a Eventos Científicos de la Región	Subvención	30
Cofinanciamiento al Programa Resonancia Educativa	Subvención	60
Dictado de Talleres Para la Elaboración de Artículos Componente Científico y Tecnológico	Taller	12
Cofinanciar el Festival Regional de Asovac Juvenil	Subvención	1
Dictado de Talleres Básicos de Internet	Talleres	40

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**31**	**162.632.400**
Directivo	2	28.587.400
Profesional y Técnico	11	56.950.400
Personal Administrativo	6	24.840.900
Personal de Investigación	9	44.532.200
Obreros	3	7.721.500
TOTAL	**31**	**162.632.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	5	13.231.332
II	247.105 - 297.105		
III	297.106 - 347.106	4	15.361.632
IV	347.107 - 397.107	8	35.979.416
V	397.108 - 447.108		
VI	447.109 - 497.109	1	5.544.000
VII	497.110 - 547.110	5	31.158.372
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113	4	33.424.944
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116	1	9.588.492
XIV	847.117 - 897.117	1	10.622.689
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**29**	**154.910.877**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	3	7.721.523
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**3**	**7.721.523**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Coordinación Superior	170.256.745
02	Administración General	222.474.638
03	Desarrollo de la Ciencia y Tecnología	187.337.975
04	Investigaciónes Biomédicas	198.754.255
99	Partidas no Asignables a Programas	67.479.209
	TOTAL	**846.302.822**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	580.095.733
4.02	Materiales y Suministros	15.600.000
4.03	Servicios no Personales	64.020.386
4.04	Activos Reales	90.000.000
4.07	Transferencias	66.586.703
4.08	Otros Gastos de Instituciones Descentralizadas	30.000.000
	TOTAL	**846.302.822**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**816.302.822**
- Transferencias Para Financiar Gastos Corrientes	719.000.000
Del Sector Público	719.000.000
De la Administración Centra	672.000.000
Ministerio de Ciencia y Tecnología	672.000.000
De la Gobernación del Estado Zulia	47.000.000
- Ingresos por Actividades Propias	67.302.822
Venta de Bienes	67.302.822
- Otros Ingresos Corrientes	30.000.000
Ingresos de la Propiedad	30.000.000
Intereses por Dinero en Depósito	30.000.000
B. Gastos Corrientes	**756.302.822**
- Gastos de Consumo	689.716.119
Gastos de Personal	580.095.733
Materiales y Suministros	15.600.000
Servicios no Personales	64.020.386
Otros Gastos de Instituciones Descentralizadas	30.000.000
Depreciación y Amortización	30.000.000
- Otros Gastos Corrientes	66.586.703
Transferencias	66.586.703
Transferencias Corrientes al Sector Privado	66.586.703
C. Resultado Económico: Ahorro	**60.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**90.000.000**
- Ahorro en la Cuenta Corriente	60.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	30.000.000
B. Gastos de Capital	**90.000.000**
- Activos Reales	80.000.000
Adquisición de Maquinarias y demás Equipos	40.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	40.000.000
- Activos Intangibles	10.000.000
C. Resultado Financiero: Equilibrado	

A0363
Fundación Venezolana de Investigaciones
Sismológicas (FUNVISIS)

FUNDACIÓN VENEZOLANA DE INVESTIGACIONES SISMOLÓGICAS (FUNVISIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Venezolana de Investigaciones Sismológicas tiene por objeto la instalación, mantenimiento, conservación y modernización permanente de la Red Sismológica y Acelerográfica del país; realizar y promover estudios e investigaciones sismológicas; formar personal especializado en investigaciones: geofísica, sismología, neotectónica, sismicidad histórica, geología e ingeniería sísmica; actualizar las normas antisísmicas; mantener y organizar un centro de documentación especializado en geología e ingeniería sísmica; así como, realizar las demás funciones en el área de su competencia, tendientes a mitigar el riesgo sísmico y divulgar los conocimientos y enseñanzas obtenidas, para la preparación de la sociedad civil, ante situaciones de emergencia de origen sísmico.

FUNVISIS, orientará su acción para el año 2004, a la minimización del riesgo sísmico, al cual están expuestos las personas e infraestructuras en nuestro país, derivado de la ubicación del mismo en un límite activo de placas tectónicas.

Dentro de las perspectivas para el año 2004, se espera una acción decidida por parte del Estado venezolano, a favor del desarrollo de una política de gestión preventiva de los riesgos naturales de mayor impacto socio-económico, (entre los cuales se destaca el riesgo sísmico), para que los programas de gobierno y las políticas públicas en materia de mejoramiento habitacional y desarrollo urbano se efectúen en áreas de crecimiento y expansión, que reúnan las condiciones de seguridad, ante las amenazas naturales.

Como resumen de las metas previstas para el año 2.004, se encuentran las siguientes:

-Culminar el proyecto de modernización, expansión y repotenciación de la Red Sismológica y Acelerográfica a nivel nacional, para lo cual se construirán 15 Tanquillas y se instalarán 20 Estaciones Locales.

-Realización de 42 estudios sobre Sismología, Ingeniería Sísmica y Ciencias de la Tierra.

-Realización de estudios e investigaciones de microzonificación y macroregionalización sísmica a nivel nacional, para lo cual se realizarán mediciones gravimétricas del ruido sísmico ambiental en 1.200 puntos en zonas urbanas.

-Realización de evaluaciones sismorresistentes de edificaciones y 6 evaluaciones fotogeológicas.

-Continuar con el mantenimiento preventivo y correctivo de 280 Estaciones Sismológicas y Acelerográficas, a nivel nacional.

-Divulgación ciudadana y sísmica, mediante el dictado de 200 talleres, destinados a la formación preventiva de comunidades vulnerables y expuestas a un alto riesgo sísmico y la preparación de multiplicadores y facilitadores de conocimiento preventivos, en poblaciones escolarizadas y de adultos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.593.602.040**
- Transferencias para Financiar Gastos Corrientes	2.635.602.040
Del Sector Público	2.635.602.040
De la Administración Central (Recursos Ordinarios)	2.635.602.040
- Ingresos por Actividades Propias	60.000.000
Venta de Servicios	60.000.000
- Otros Ingresos Corrientes	48.000.000
- Ingresos de la Propiedad (Intereses)	850.000.000
Recursos de Capital	**208.800.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	208.800.000
Recursos Financieros	**2.213.087.960**
- Activos Financieros	2.213.087.960
Disminución de Caja y Bancos	1.234.302.886
Disminución de Otros Activos Circulantes	978.785.074
TOTAL	**6.015.490.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.938.488.000**
- Gastos de Consumo	3.847.488.000
Gastos de Personal	2.214.018.000
Materiales y Suministros	181.167.000
Servicios No Personales	1.243.503.000
Otros Gastos de Instituciones Descentralizadas	208.800.000
Depreciación y Amortización	208.800.000
- Otros Gastos Corrientes	91.000.000
Transferencias	91.000.000
Transferencias Corrientes al Sector Privado	19.000.000
Otras Transferencias	72.000.000
Gastos de Capital	**1.757.002.000**
- Activos Reales	1.634.652.000
Repuestos y Reparaciones Mayores	81.500.000
Adquisición de Maquinarias y demás Equipos	846.152.000
Adquisición de Equipos de Transporte, Tracción y Elevación	300.000.000
Obras de Infraestructura - Estudios y Proyectos	402.000.000
Otros Activos Reales	5.000.000
- Activos Intangibles	73.350.000
- Gastos Capitalizables	49.000.000
Servicios no Personales	49.000.000
Aplicaciones Financieras	**320.000.000**
- Pasivos Financieros	320.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	320.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	200.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	100.000.000
Disminución de Otras Cuentas y Efectos a Pagar	20.000.000
TOTAL	**6.015.490.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Sismología	Estudio	5
Ingeniería Sísmica	Estudio	11
Ciencias de la Tierra	Estudio	26
Microzonificación Sísmica	Medición	1.200
Evaluaciones Sismoresistentes de Edificaciones	Evaluación	15
Evaluaciones Fotogeológicas	Evaluación	6
Modernización de Equipos Sismológicos	Equipo	48
Construcción de Tanquillas para Estaciones Acelerográficas y Locales	Tanquilla	15
Instalación de Estaciones Sismológicas, Acelerográficas y Locales	Estación	20
Mantenimiento de Estaciones Sismológicas, Acelerográficas y Locales	Estación	280
Divulgación Ciudadana y Sísmica	Taller	200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**73**	**755.300.000**
Directivo	12	236.526.005
Profesional y Técnico	46	449.075.273
Administrativo	15	69.698.722
Personal Contratado	**18**	**170.000.000**
Empleado	17	165.200.000
Obrero	1	4.800.000
TOTAL	**91**	**925.300.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	4	8.640.000
II	247.105 __ 297.105	1	3.397.680
III	297.106 __ 347.106	4	16.107.552
IV	347.107 __ 397.107	2	9.219.744
V	397.108 __ 447.108	2	10.000.000
VI	447.109 __ 497.109	6	32.656.512
VII	497.110 __ 547.110	3	19.113.062
VIII	547.111 __ 597.111	2	13.734.912
IX	597.112 __ 647.112	4	29.581.152
X	647.113 __ 697.113	7	56.238.172
XI	697.114 __ 747.114	3	25.784.164
XII	747.115 __ 797.115	1	9.412.531
XIII	797.116 __ 847.116	18	174.458.706
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118	4	44.285.626
XVI	947.119 __ 997.119	1	11.659.563
XVII	997.120 Y MAS	28	456.210.624
TOTAL		**90**	**920.500.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	1	4.800.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
TOTAL		**1**	**4.800.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**2**	**10.000.000**
- Jubilado	2	10.000.000
TOTAL	2	10.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	4.122.452.000
02	Investigaciones Sismológicas	369.126.000
03	Modernización y Mantenimiento de la Red	995.112.000
99	Partidas no Asignables a Programas	528.800.000
TOTAL		**6.015.490.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.214.018.000
4.02	Materiales y Suministros	181.167.000
4.03	Servicios no Personales	1.292.503.000
4.04	Activos Reales	1.708.002.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	320.000.000
4.07	Transferencias	91.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	208.800.000
TOTAL		**6.015.490.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.593.602.040**
- Transferencias Para Financiar Gastos Corrientes	2.635.602.040
Del Sector Público	2.635.602.040
De la Administración Central (Recursos Ordinarios)	2.635.602.040
- Ingresos por Actividades Propias	60.000.000
Venta de Servicios	60.000.000
Venta de Servicios Principales	60.000.000
- Otros Ingresos Corrientes	48.000.000
-Ingresos de la Propiedad	850.000.000
Intereses por Dinero en Depósito	50.000.000
Intereses por Títulos y Valores	800.000.000
B. Gastos Corrientes	**3.938.488.000**
- Gastos de Consumo	3.847.488.000
Gastos de Personal	2.214.018.000
Materiales y Suministros	181.167.000
Servicios No Personales	1.243.503.000
Otros Gastos de Instituciones Descentralizadas	208.800.000
Depreciación y Amortización	208.800.000
- Otros Gastos Corrientes	91.000.000
Transferencias	91.000.000
Transferencias Corrientes al Sector Privado	21.000.000
Jubilaciones	10.000.000
Otras transferencias directas a personas	11.000.000
Otras Transferencias	70.000.000
C. Resultado Económico: Desahorro	**(344.885.960)**
II. Cuenta de Capital	
A. Recursos de Capital	**(136.085.960)**
- Desahorro en la Cuenta Corriente	(344.885.960)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	208.800.000
B. Gastos de Capital	**1.757.002.000**
- Activos Reales	1.634.652.000
Repuestos y Reparaciones Mayores	81.500.000
Adquisición de Maquinarias y demás Equipos	846.152.000
Adquisición de Equipos de Transporte, Tracción y Elevación	300.000.000
Obras de Infraestructura	402.000.000
Otros Activos Reales	5.000.000
- Activos Intangibles	73.350.000
- Gastos Capitalizables	49.000.000
Servicios no Personales	49.000.000
C. Resultado Financiero: Déficit	**(1.893.087.960)**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

III. Cuenta Financiera	
A. Recursos Financieros	**2.213.087.960**
- Activos Financieros	2.213.087.960
Disminución de Caja y Bancos	1.234.302.886
Disminución de Otros Activos Circulantes	978.785.074
B. Aplicaciones Financieras	**2.213.087.960**
- Pasivos Financieros	320.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	320.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	200.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	100.000.000
Disminución de Otras Cuentas y Efectos a Pagar	20.000.000
- Déficit Financiero	1.893.087.960

A0382
Fundación Centro de Investigaciones de
Astronomía Francisco Duarte (CIDA)

FUNDACIÓN CENTRO DE INVESTIGACIONES DE ASTRONOMÍA FRANCISCO DUARTE (CIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Centro de Investigaciones de Astronomía "Francisco J. Duarte" (CIDA), que tiene por objeto realizar, promover y difundir las actividades de observación y seguimiento espectroscópico, investigación en las áreas de astrometría, astrofísica extragaláctica y cosmología observacional, así como estudios teóricos y experimentales en el campo de la astronomía, estructura galáctica y detección de nuevas estrellas; estimular el intercambio técnico y científico con instituciones similares nacionales o extranjeras; contribuir al perfeccionamiento de su personal y al de los astrónomos del país; difundir los resultados de las investigaciones y estudios que realice y facilitar sus instalaciones a tales fines, se plantea para el año 2004 los siguientes objetivos:

- Fortalecer el estudio sistemático de enormes extensiones del cielo nocturno y de fenómenos relacionados con la variabilidad de objetos celestes, mediante la aplicación de nuevas tecnologías en detectores digitales panorámicos con que están dotados los telescopios de tamaño medio como el Schmidt del OAN.

- Fomentar el sondeo del cielo ecuatorial para detectar variaciones de brillo en toda una gama de objetos celestes y variedades de tipos de estrellas, claves para investigar problemas fundamentales como la estructura y origen de la Vía Láctea, la formación de estrellas, sistemas planetarios y el origen de nuestro Sistema Solar o formación de nuestra Galaxia.

- Consolidar el procesamiento de imágenes digitales del cielo con software especialmente desarrollado para la cámara digital CCD, cuyas observaciones colectadas en el sondeo de variabilidad representan un volumen de datos sin precedentes, un promedio de 24Gb por noche, dado que se tienen más de 2Tb en imágenes de millones de objetos: estrellas, galaxias, asteroides, etc.

- Generar, a partir de las imágenes digitales del cielo, catálogos con posiciones y medidas de brillo para cada uno de los millones de objetos observados a lo largo de toda una noche, los cuales ocupan mucho menos espacio, pero aún así representan cientos de Gb, a fin de archivar en formato electrónico toda esta información que representa un tesoro de información astronómica de incalculable valor.

- Conformar un equipo interdisciplinario e interinstitucional, para diseñar e implementar una base de datos en la cual almacenar todas las medidas contenidas en los catálogos, así como herramientas basadas en tecnologías de Internet para el acceso y minado de los datos.

- Fomentar la promoción y divulgación de la astronomía, mediante el ofrecimiento del servicio de la única biblioteca del país especializada en el área (5334 volúmenes, 106 títulos de publicaciones periódicas y 72 suscripciones), dirigida tanto al personal del CIDA, como a los astrónomos, astrofísicos y estudiantes de las universidades nacionales, astrónomos aficionados y público en general, además de la base de datos que contiene la información sobre las publicaciones existentes en la biblioteca, la cual podrá ser consultada desde cualquier lugar a través de Internet y de los Programas de "Astronomía para todos" adelantados conjuntamente por Fundacite Mérida y CIDA y " Divulgación de los Resultados y Docencia" a nivel de doctorado, maestría y licenciatura.

- Mantener la operación y administración del Centro de Visitantes del Observatorio Astronómico Nacional de Llano del Hato, ubicado cerca de Apartaderos en el Municipio Rangel del Estado Mérida, a fin de ofrecer al visitante toda la información referente al Observatorio y a la astronomía en general, mediante visitas guiadas a las cúpulas; charlas, videos, exhibiciones y cuando las condiciones atmosféricas lo permiten, la observación con los instrumentos menores.

- Consolidar el mantenimiento preventivo y correctivo de los equipos del Observatorio de Llano del Hato y el desarrollo de nuevas tecnologías, a través del Departamento Técnico del CIDA (Laboratorios de Electrónica y de Óptica, Talleres de Electrónica y de Micro mecánica), aplicando los conocimientos

adquiridos en el desarrollo de instrumental astronómico a otras áreas como la medicina, la física de superconductores y las comunicaciones, realizando de esta manera un servicio a la colectividad.

- Promover la formación de personal especializado en astronomía, mediante la actualización de los convenios con las Facultades de Ciencias de la UCV, USB, LUZ, ULA y la Universidad de Zaragoza (España); por medio de los cuales los estudiantes de las especialidades de Física o Matemáticas, Ingeniería e Historia, pueden obtener la Licenciatura, Magister o el Doctorado en Astronomía y Astrofísica.

- Ofrecer la posibilidad, a estudiantes de las especialidades mencionadas, de realizar pasantías de investigación bajo el asesoramiento del personal del CIDA.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.175.401.000**
- Transferencias para Financiar Gastos Corrientes	1.153.341.000
Del Sector Público (Recursos Ordinarios)	1.153.341.000
- Ingresos por Actividades Propias	20.060.000
Venta de Servicios	20.060.000
- Ingresos de la Propiedad (Intereses)	2.000.000
Recursos de Capital	**29.900.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	29.900.000
Recursos Financieros	**53.047.000**
- Activos Financieros	53.047.000
Disminución de Caja y Bancos	53.047.000
TOTAL	**1.258.348.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.140.076.000**
- Gastos de Consumo	1.118.670.000
Gastos de Personal	894.213.500
Materiales y Suministros	57.150.500
Servicios No Personales	137.406.000
Otros Gastos de Instituciones Descentralizadas	29.900.000
Depreciación y Amortización	29.900.000
- Otros Gastos Corrientes	21.406.000
Transferencias	21.406.000
Transferencias Corrientes al Sector Privado	6.580.000
Otras Transferencias	14.826.000
Gastos de Capital	**65.225.000**
- Activos Reales	63.575.000
Adquisición de Maquinarias y demás Equipos	15.575.000
Otros Activos Reales	48.000.000
- Activos Intangibles	1.650.000
Aplicaciones Financieras	**53.047.000**
- Pasivos Financieros	53.047.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	53.047.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	23.047.000
Disminución de Otros Pasivos Circulantes	30.000.000
TOTAL	**1.258.348.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Visitas de Trabajo a Otras Instituciones	Visita	3
Proyectos en el Observatorio Nacional	Proyecto	6
Proyectos de Colaboración Internacional	Proyecto	3
Lar, Galáctica y Variabilidad	Artículo	15
Presentación de Trabajos en Congresos Nacionales e Internacionales	Trabajo	6
Direccionamiento de Pasantías y Asesoramiento de Tesis	Pasantía	1
Realización de Conferencias, Seminarios y Otros	Actividad	18
Aula de Astronomía	Actividad	12
Publicación de Trabajos en Biblioteca	Publicación	40
Continuar y Extender las Actividades de Divulgación y Relaciones Públicas	Visitante	20.500
Continuar con el Auspicio del Programa de Radio "Universo"	Programa	4.015
Continuar con el Programa de Atención a los Visitantes del Planetario Starb Lab	Visitante	20.000
Atención de Grupos de los Campamentos de la Fundación del Niño del Estado Mérida	Participante	800

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**38**	**362.098.814**
Directivo	5	89.198.814
Profesional y Técnico	18	205.718.342
Administrativo	4	22.359.304
Obrero	11	44.822.354
Personal Fijo a Tiempo Parcial	**15**	**26.985.485**
Empleado	10	19.201.709
Obrero	5	7.783.776
Personal Contratado	**1**	**8.220.024**
Empleado	1	8.220.024
TOTAL	**54**	**397.304.323**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	10	19.201.709
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	2	9.412.416
V	397.108 _ 447.108		
VI	447.109 _ 497.109	9	51.999.171
VII	497.110 _ 547.110	1	6.120.144
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	3	24.248.952
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	1	9.704.650
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	12	224.011.151
TOTAL		**38**	**344.698.193**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	5	7.783.776
II	247.105 __ 297.105		
III	297.106 __ 347.106	10	39.377.901
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	1	5.444.453
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
TOTAL		**16**	**52.606.130**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección	85.352.100
02	Administración y Servicios Centrales	223.948.100
03	Investigación y Docencia	468.702.400
04	Ingeniería y Mantenimiento	295.980.600
05	Coordinación y Protección Áreas del Observatorio	39.924.200
06	Museo de Astronomía	61.493.600
99	Partidas no Asignables a Programas	82.947.000
TOTAL		**1.258.348.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	894.213.500
4.02	Materiales y Suministros	57.150.500
4.03	Servicios no Personales	137.406.000
4.04	Activos Reales	65.225.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	53.047.000
4.07	Transferencias	21.406.000
4.08	Otros Gastos de Instituciones Descentralizadas	29.900.000
TOTAL		**1.258.348.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.175.401.000**
- Transferencias Para Financiar Gastos Corrientes	1.153.341.000
Del Sector Público	1.153.341.000
De la Administración Central (Recursos Ordinarios)	1.153.341.000
- Ingresos por Actividades Propias	20.060.000
- Ingresos de la Propiedad (Intereses)	2.000.000
B. Gastos Corrientes	**1.140.076.000**
- Gastos de Consumo	1.118.670.000
Gastos de Personal	894.213.500
Materiales y Suministros	57.150.500
Servicios No Personales	137.406.000
Otros Gastos de Instituciones Descentralizadas	29.900.000
Depreciación y Amortización	29.900.000
Transferencias	21.406.000
Becas y otro Subsidios al Sector Privado	6.580.000
Transferencias a Organismos Internacionales o Instituciones en el Exterior	14.826.000
C. Resultado Económico: Ahorro	**35.325.000**
II. Cuenta de Capital	
A. Recursos de Capital	**65.225.000**
- Ahorro en la Cuenta Corriente	35.325.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	29.900.000
B. Gastos de Capital	**65.225.000**
- Activos Reales	63.575.000
Adquisición de Maquinarias y demás Equipos	15.575.000
Otros Activos Reales	48.000.000
- Activos Intangibles	1.650.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**53.047.000**
- Activos Financieros	53.047.000
Disminución de Caja y Bancos	53.047.000
B. Aplicaciones Financieras	**53.047.000**
- Pasivos Financieros	53.047.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	53.047.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	23.047.000
Disminución de Otros Pasivos Circulantes	30.000.000

A0405
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO LARA (FUNDACITE-LARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara, inicialmente llamada Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Centro Occidental, fue creada por el Consejo General según acta de sesión extraordinaria Número 3 de fecha 22-07-97, posee personalidad jurídica y patrimonio propio, funciona bajo la tutela del Ministerio de Ciencia y Tecnología y su ámbito prioritario de actuación abarca el Estado Lara.

El objetivo fundamental de esta Fundación consiste en: promover, participar y estimular el desarrollo y fortalecimiento de la investigación científica y tecnológica en dicho Estado. En este sentido, en sintonía con las directrices emanadas por el Ministerio de Ciencia y Tecnología, detecta y evalúa las necesidades de la región con el propósito de formular las políticas y planes estadales en materia científica y tecnológica.

El Proyecto de Presupuesto 2004, se encuentra enmarcado dentro del Plan Operativo Anual diseñado por la fundación utilizando la metodología, directrices y estrategias definidas por el Gobierno Nacional en su Plan Operativo para el 2004, tomando en cuenta las necesidades detectadas en la región.

En tal sentido, los ingresos estimados ascienden a la cantidad de Bs. 706,1 millones, conformados por las siguientes fuentes de financiamiento: Ingresos por actividades propias y de la propiedad por la cantidad de Bs. 50,1 millones, aportes para gastos de funcionamiento del Ejecutivo Nacional por la cantidad de Bs. 441,4 millones y Bs. 160,0 millones de la Gobernación del Estado Lara, recursos por transacciones financieras Bs. 49,6 millones, y el incremento del fondo de depreciación por Bs. 5,0 millones.

En función a la ejecución de los programas y proyectos planteados en el Plan Operativo, se formuló un presupuesto de gastos de los cuales Bs. 643,5 millones, corresponden a gastos corriente, representando el 91,1% y Bs. 13,0 millones, responden a gastos de inversión que absorben el 1,9%. Asimismo se tiene previsto la cancelación de deudas en el año 2004 por Bs. 49,6 millones representando el 7,0% restante.

En concordancia con los criterios de austeridad impuesto por la realidad económica nacional, FUNDACITE-LARA privilegiará aquellos programas que atiendan las necesidades del Estado en consonancia con el Plan de Desarrollo Regional y los lineamientos del Ministerio de Ciencia y Tecnología; en este sentido la aplicación de estos recursos estará orientada a: Fortalecer la divulgación, popularización y valoración de la ciencia y la tecnología; Promover la competitividad del sistema estadal de innovación y propiciar las soluciones a los problemas que se presenten en el estado Lara. De esta manera se podrá llevar a cabo eficaz y eficientemente la ejecución de los diferentes proyectos que se tienen previstos desarrollar durante el 2004, entre los cuales podemos destacar: Realización del Festival Científico Juvenil Regional, apoyo a las actividades académicas de los centros de ciencia, tecnología y educación, y la promoción y coordinación de pasantías en el Mirador de la Ciencia con el objetivo de generar un proceso sistemático de integración de la ciencia con la sociedad, entre otros.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**651.430.773**
- Transferencias para Financiar Gastos Corrientes	601.430.773
Del Sector Público	601.430.773
Ministerio de Ciencia y Tecnología	441.430.773
Recursos Ordinarios	
De Gobiernos Estadales	
Gobernación del Estado Lara	160.000.000
- Ingresos por Actividades Propias	45.500.000
Venta de Bienes	1.500.000
Venta de Servicios	44.000.000
- Otros Ingresos Corrientes	4.500.000
Ingresos de la Propiedad	4.500.000
Recursos de Capital	**5.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	5.000.000
Recursos Financieros	**49.620.000**
- Activos Financieros	49.620.000
Disminución de Cuentas a Cobrar	9.620.000
Disminución de Otras Cuentas y Efectos a Cobrar	40.000.000
TOTAL	**706.050.773**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**643.430.773**
- Gastos de Consumo	635.783.773
Gastos de Personal	317.171.000
Materiales y Suministros	64.055.773
Servicios No Personales	249.557.000
Otros Gastos de Instituciones Descentralizadas	5.000.000
Depreciación y Amortización	5.000.000
- Otros Gastos Corrientes	7.647.000
Transferencias	7.647.000
Transferencias Corrientes al Sector Privado	7.647.000
Gastos de Capital	**13.000.000**
- Activos Reales	13.000.000
Adquisición de Maquinarias y demás Equipos	13.000.000
Aplicaciones Financieras	**49.620.000**
- Pasivos Financieros	49.620.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	49.620.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	14.189.799
Disminución de Cuentas a Pagar por Retenciones Laborales	1.000.000
Disminución de Otras Cuentas y Efectos a Pagar	34.430.201
TOTAL	**706.050.773**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Caracterización de la industria del Software libre en el Estado Lara	Informe	1
Apoyo general a personas del Infocentro	Visita	10.000
Visitas guiadas de la ruta de la ciencia a escuelas y comunidades	Visita	100
Realización del Festival Científico Juvenil Regional	Festival y Taller	1
Formación de docentes monitores para rutas de la ciencia	Taller	3
Apoyo a las actividades académicas de los centros de ciencia, tecnología y educación ambiental	Convención	3
Diseño, edición y publicación de cuadernos y afiches de ciencia BARIQUI	Edición	1
Promoción y coordinación de pasantías en el Mirador de la Ciencia	Reunión	3
Elaboración de estudios sobre capacidades innovativas para las empresas	Informe	2
Desarrollo de actividades de capacitación de líderes comunitarios en gestión de proyectos de desarrollo	Asesoría	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**17**	**113.849.196**
Directivo	2	29.608.296
Profesional y Técnico	6	47.883.408
Personal Administrativo	8	33.140.244
Obrero	1	3.217.248
Personal Contratado	**3**	**9.000.000**
Profesional y Técnico	3	9.000.000
TOTAL	**20**	**122.849.196**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	7	21.758.832
III	297.106 __ 347.106		
IV	347.107 __ 397.107	1	4.341.060
V	397.108 __ 447.108		
VI	447.109 __ 497.109	4	21.539.508
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	2	14.642.496
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	3	27.741.756
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MÁS	2	29.608.296
	TOTAL	**19**	**119.631.948**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	1	3.217.248
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**1**	**3.217.248**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	1	**7.834.248**
Jubilado	1	7.834.248
TOTAL	1	**7.834.248**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación	106.593.000
02	Administración	135.191.810
03	Planificación Científica y Tecnológica	48.544.773
04	Desarrollo Científico y Tecnológico	99.622.000
05	Información Científica y Tecnológica	266.479.190
99	Partidas no Asignables a Programas	49.620.000
	TOTAL	**706.050.773**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	317.171.000
4.02	Materiales y Suministros	64.055.773
4.03	Servicios no Personales	249.557.000
4.04	Activos Reales	13.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	49.620.000
4.07	Transferencias	7.647.000
4.08	Otros Gastos de Instituciones Descentralizadas	5.000.000
	TOTAL	**706.050.773**

CAPÍTULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**651.430.773**
- Transferencias Para Financiar Gastos Corrientes	601.430.773
Del Sector Público	601.430.773
De la Administración Central	441.430.773
Ministerio de Ciencia y Tecnología	
Recursos Ordinarios	
De Gobiernos Estadales	160.000.000
Gobernación del Estado Lara	
- Ingresos por Actividades Propias	45.500.000
Venta de Bienes	1.500.000
Venta de Productos	1.500.000
Venta de Servicios	44.000.000
Venta de Otros Servicios	44.000.000
- Otros Ingresos Corrientes	4.500.000
Ingresos de la Propiedad	4.500.000
Intereses por Dinero en Depósito	3.000.000
Otros Ingresos de la Propiedad	1.500.000
Rentas Inmobiliarias	1.500.000
B. Gastos Corrientes	**643.430.773**
- Gastos de Consumo	635.783.773
Gastos de Personal	317.171.000
Materiales y Suministros	64.055.773
Servicios No Personales	249.557.000
Otros Gastos de Instituciones Descentralizadas	5.000.000
Depreciación y Amortización	5.000.000
- Otros Gastos Corrientes	7.647.000
Transferencias	7.647.000
Transferencias Corrientes al Sector Privado	7.647.000
Jubilaciones	7.647.000
C. Resultado Económico: Ahorro	**8.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**13.000.000**
- Ahorro en la Cuenta Corriente	8.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	5.000.000
B. Gastos de Capital	**13.000.000**
- Activos Reales	13.000.000
Adquisición de Maquinarias y demás Equipos	13.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**49.620.000**
- Activos Financieros	49.620.000
Disminución de Cuentas a Cobrar	9.620.000
Disminución de Otras Cuentas y Efectos a Cobrar	40.000.000
B. Aplicaciones Financieras	**49.620.000**
- Pasivos Financieros	49.620.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	49.620.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	14.189.799
Disminución de Cuentas a Pagar por Retenciones Laborales	1.000.000
Disminución de Otras Cuentas y Efectos a Pagar	34.430.201

A0929

Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)

FONDO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (FONACIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT), es un Instituto Autónomo, que se rige por el Decreto-Ley N° 1.290, de fecha 30 de agosto de 2001, la cual deroga a la Ley del Consejo Nacional de Investigaciones Científicas y Tecnológicas (CONICIT), publicada en Gaceta Oficial N° 34.81 de fecha 13 de diciembre de 1984. Este Instituto tiene personalidad jurídica y patrimonio propio e independiente del Fisco Nacional, adscrito al Ministerio de Ciencia y Tecnología (MCT), y gozará de las prerrogativas, privilegios y exenciones de orden procesal, civil y financieramente para la ejecución de los programas y proyectos definidos por el Ministerio de Ciencia y Tecnología; y administrará los recursos asignados por éste al financiamiento de la ciencia, la tecnología y la innovación, velando por su adecuada distribución, sin perjuicio de las atribuciones conferidas a otros entes adscritos al Ministerio de Ciencia y Tecnología por leyes especiales.

En Tal sentido, el Presupuesto de Gastos del FONACIT para el Ejercicio Fiscal 2004, estará orientado a los distintos programas de la institución, a los fines de cumplir con la misión de contribuir al desarrollo de los procesos de creación, difusión y uso del conocimiento con el país mediante el diseño, promoción y coordinación de una amplia red de iniciativas, con la participación de los diversos actores sociales pertinentes, para así potenciar la capacidad de innovación de la sociedad venezolana y mejorar la calidad de vida de la población, todo ello orientado hacia la promoción y valoración social de la investigación y la innovación.

Para llevar a cabo estos procesos, se han programado los siguientes objetivos, los cuales están enmarcados en las políticas establecidas por el Ministerio de Ciencia y Tecnología.

Como criterios generales para la asignación de los financiamientos se tendrá en cuenta los siguientes aspectos:

- La calidad académica, científica y técnica de los proyectos.
- La pertinencia de los proyectos con respecto a las políticas y prioridades definidas por el MCT.
- La factibilidad y viabilidad de la puesta en práctica de los mismos.
- Su contribución a la dinamización del aparato productivo del país o en la mejora de la calidad de vida de la población y su aporte al Sistema económico y social.
- El retorno de la inversión en términos de producción de capital humano intelectual, formación de redes socotécnicas nacionales, contribución al proceso regional, fortalecimiento de la infraestructura y, en general, de las capacidades nacionales de ciencia y tecnología.

Para el logro de estos objetivos, el FONACIT favorecerá su acción en las cuatro líneas de acción identificadas por el MCT, ligadas a su vez a las áreas prioritarias determinadas por el Gobiemo Nacional hacia el desarrollo económico y social del País:

- Investigación y Desarrollo para la Calidad de Vida: en esta línea se persiguen resultados de impacto en las áreas prioritarias de acción inmediata: agroalimentación, salud, educación, vivienda y hábitat, biodiversidad y ambiente, la prevención de riesgos y desastres, paz ciudadana y biotecnología.
- Generación de Conocimiento y Fomento de Capital Humano: el impacto esperado se basa en recuperar la capacidad creativa y productiva de la población, requerida para impulsar el desarrollo del país y lograr elevar el nivel de análisis y acción del colectivo, ante la complejidad de los problemas actuales.

- Fomento de la Calidad e Innovación Productiva: se fomentará el uso de la tecnología para recuperar la capacidad crecimiento y generación de oportunidades de nuestro sector productivo; así como elevar el nivel de competitividad ante mercados locales, regionales e internacionales.
- Fortalecimiento y articulación de Redes de Cooperación Científica y de Innovación Tecnológica hacia la integración de un Sistema Nacional de Ciencia, Tecnología e Innovación.

Adicionalmente se continuará dando apoyo a los Programas tradicionales de la Institución, en cuanto a:

- Fomento a la Investigación y Desarrollo.
- Investigación Tecnológica Industrial.
- Formación y Desarrollo de Investigadores.
- Investigación Social Orientada.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**40.671.781.081**
- Transferencias para Financiar Gastos Corrientes	35.870.484.000
Del Sector Público	35.870.484.000
Recursos Ordinarios	9.390.314.000
Gestión Fiscal	20.514.070.000
Otras Fuentes de Financiamiento	5.966.100.000
- Ingresos por Actividades Propias	193.804.600
Venta de Servicios	193.804.600
- Ingresos de la Propiedad (Intereses y Fideicomiso)	4.607.492.481
Recursos de Capital	**15.182.682.160**
- Transferencias para Financiar Gastos de Capital	15.007.682.160
Recursos Provenientes de la Ley de Endeudamiento	15.007.682.160
Segundo Programa de Ciencia y Tecnología (BID-CONICIT)	9.993.888.000
Proyecto de Iniciativa Científica del Milenio	5.013.794.160
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	175.000.000
Recursos Financieros	**3.200.893.300**
- Activos Financieros	3.200.893.300
Disminución de Caja y Bancos	1.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	3.199.893.300
TOTAL	**59.055.356.541**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**43.266.874.381**
- Gastos de Consumo	20.710.659.376
Gastos de Personal	15.150.716.253
Materiales y Suministros	528.326.723
Servicios No Personales	4.856.616.400
Otros Gastos de Instituciones Descentralizadas	175.000.000
Depreciación y Amortización	175.000.000
- Otros Gastos Corrientes	22.556.215.005
Transferencias	22.556.215.005
Otras Transferencias	22.556.215.005
Gastos de Capital	**15.688.482.160**
- Activos Reales	444.800.000
Adquisición de Maquinarias y demás Equipos	444.800.000
- Activos Intangibles	236.000.000
- Gastos Capitalizables	15.007.682.160
Gastos de Personal	3.719.742.552
Materiales y Suministros	636.375.596
Servicios no Personales	946.633.407
Transferencias	9.704.930.605
Aplicaciones Financieras	**100.000.000**
- Pasivos Financieros	100.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	100.000.000
TOTAL	**59.055.356.541**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Becas para estudios de postgrado en el País Bid-CONICIT	Beca	216
Becas para estudios de postgrado en el Exterior Bid-CONICIT	Beca	23
Becas de Perfeccionamiento Profesional en el País	Beca	57
Becas Para Estudios en el Extranjero	Beca	2
PIN´S Académico Bid-CONICIT	Financiamiento	1
Apoyo a Subvenciones	Subvención	30
Mantenimiento de Proyectos de Cooperación y Desarrollo	Proyecto	81
Proyectos de Cooperación Internacional	Proyecto	42

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Proyectos Asociativos o Grupos de Investigación	Proyecto	28
Publicación de Revistas Científicas	Revista	33
Transferencias IBM	Financiamiento	1
Agenda Agroalimentación	Agenda	29
Agenda Biodiversidad	Agenda	20
Agenda Salud	Agenda	18
Agenda Vivienda y Hábitat	Agenda	6
Agenda Petróleo	Agenda	13
Centros de Excelencia	Centro	2
Núcleos de Excelencia	Núcleo	6
Avisos de Prensa	Avisos	50
Videos Institucionales	Video	3
Folletos Informativos	Folleto	15
Ejecución de Talleres	Taller	16
Diseño y Puesta de red de Cursos Virtuales Para Comunidades	Curso	2
Diseño y Puesta de red de Centros Documentales Virtuales	Centro	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**426**	**3.427.344.155**
Directivo	83	1.037.211.593
Profesional y Técnico	217	1.825.435.556
Administrativo	87	334.937.276
Obrero	39	229.759.730
Personal Contratado	**25**	**180.000.000**
Empleado	25	180.000.000
TOTAL	**451**	**3.607.344.155**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	68	212.968.425
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	95	497.574.400
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	11	71.735.000
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	95	722.189.600
X	647.113 _ 697.113	50	403.812.300
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	15	153.631.800
XV	897.118 _ 947.118	11	122.153.500
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	67	1.193.519.400
	TOTAL	**412**	**3.377.584.425**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	13	43.818.130
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	6	30.086.000
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	10	72.835.000
X	647.113 _ 697.113	10	83.020.600
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**39**	**229.759.730**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**89**	**653.653.100**
Jubilado	65	490.378.700
Pensionado	24	163.274.400
Obreros	**18**	**77.755.194**
Jubilado	8	51.507.546
Pensionado	10	26.247.648
TOTAL	**107**	**731.408.294**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	19.160.509.275
02	Fortalecimiento a la Investigación, Desarrollo y Formación de talentos en Ciencia y Tecnología	17.977.293.521
03	Apoyo a la Innovación	6.634.879.585
04	Segundo Programa de Ciencia y Tecnología	9.993.880.000
05	Proyecto Iniciativa Científica Milenio	5.013.794.160
06	Partidas no Asignables a Programas	275.000.000
	TOTAL	**59.055.356.541**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	18.870.458.805
4.02	Materiales y Suministros	1.164.702.319
4.03	Servicios no Personales	5.803.249.807
4.04	Activos Reales	680.800.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	100.000.000
4.07	Transferencias	32.261.145.610
4.08	Otros Gastos de Instituciones Descentralizadas	175.000.000
	TOTAL	**59.055.356.541**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**40.671.781.081**
- Transferencias Para Financiar Gastos Corrientes	35.870.484.000
Del Sector Público	35.870.484.000
De la Administración Central	35.870.484.000
Recursos Ordinarios	9.390.314.000
Gestión Fiscal	20.514.070.000
Otras Fuentes de Financiamiento	5.966.100.000
- Ingresos por Actividades Propias	193.804.600
Venta de Servicios	193.804.600
- Ingresos de la Propiedad	4.607.492.481
Intereses por Dinero en Depósito	1.814.752.094
Otros Ingresos de la Propiedad (Fideicomisos)	2.792.740.387
B. Gastos Corrientes	**43.266.874.381**
- Gastos de Consumo	20.710.659.376
Gastos de Personal	15.150.716.253
Materiales y Suministros	528.326.723
Servicios No Personales	4.856.616.400
Otros Gastos de Instituciones Descentralizadas	175.000.000
Depreciación y Amortización	175.000.000
- Otros Gastos Corrientes	22.556.215.005
Transferencias	22.556.215.005
Otras Transferencias	22.556.215.005
Transferencias Corrientes Diversas	22.556.215.005
C. Resultado Económico: Desahorro	**(2.595.093.300)**
II. Cuenta de Capital	
A. Recursos de Capital	**12.587.588.860**
- Desahorro en la Cuenta Corriente	(2.595.093.300)
- Transferencias para Financiar Gastos de Capital	15.007.682.160
Recursos Provenientes de la Ley de Endeudamiento	15.007.682.160
Segundo Programa de Ciencia y Tecnología (Bid-CONICIT)	9.993.888.000
Proyecto de Iniciativa Científica del Milenio	5.013.794.160
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	175.000.000
B. Gastos de Capital	**15.688.482.160**
- Activos Reales	444.800.000
Adquisición de Maquinarias y demás Equipos	444.800.000
- Activos Intangibles	236.000.000
- Gastos Capitalizables	15.007.682.160
Gastos de Personal	3.719.742.552
Materiales y Suministros	636.375.596

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
Servicios no Personales	946.633.407
Transferencias	9.704.930.605
C. Resultado Financiero: Déficit	**(3.100.893.300)**
III. Cuenta Financiera	
A. Recursos Financieros	**3.200.893.300**
- Activos Financieros	3.200.893.300
Disminución de Caja y Bancos	1.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	3.199.893.300
B. Aplicaciones Financieras	**3.200.893.300**
- Pasivos Financieros	100.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	100.000.000
- Déficit Financiero	3.100.893.300

A0937
Superintendencia de Servicios de Certificación
Electrónica (SUSCERTE)

SUPERINTENDENCIA DE SERVICIOS DE CERTIFICACIÓN ELECTRÓNICA (SUSCERTE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

Las atribuciones que le confiere el Decreto-Ley de creación y sus reglamentos, tiene previsto para el año 2004 un aporte presupuestario de Bs. 1.511,66 millones, que serán destinados a la ejecución de un conjunto de actividades encaminadas a la creación de una plataforma tecnológica y de automatización de procesos; así como a la promoción de la herramienta de desarrollo para los Mensajes de Datos y Firmas Electrónicas, que permitirá proporcionar eficiencia probatoria para otorgar seguridad jurídica a las firmas, mensajes de datos y certificados electrónicos, control y fiscalización de la prestación de servicios por parte de los proveedores (tanto públicos como privados), de Servicios de Certificación y realización de auditorias.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.302.661.970**
- Transferencias para Financiar Gastos Corrientes	1.265.661.970
Del Sector Público (Recursos Ordinarios)	1.265.661.970
- Ingresos por Actividades Propias	32.000.000
Venta de Servicios	32.000.000
- Ingresos de la Propiedad (Intereses)	5.000.000
Recursos de Capital	**247.900.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.900.000
- Transferencias para Financiar Gastos de Capital (Recursos Ordinarios)	246.000.000
TOTAL	**1.550.561.970**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**969.911.100**
- Gastos de Consumo	969.911.100
Gastos de Personal	550.271.100
Materiales y Suministros	92.740.000
Servicios No Personales	325.000.000
Otros Gastos de Instituciones Descentralizadas	1.900.000
Depreciación y Amortización	1.900.000
Gastos de Capital	**286.112.429**
- Activos Reales	286.112.429
Adquisición de Maquinarias y demás Equipos	7.360.000
Equipos Científicos, Religiosos, de Enseñanza y Recreación	201.952.429
Equipos de Transporte, Tracción y Elevación	76.800.000
Aplicaciones Financieras	**294.538.441**
- Activo Financieros	
Incremento de Caja y Bancos	294.538.441
TOTAL	**1.550.561.970**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Construcción del Gobierno Electrónico	Proyecto	1
Promover el Uso de la Firma Electrónica en el Sector Privado	Publicidad	12
Formular Plan Operativo y Presupuesto	Informe	2
Verificación Emisión Mensaje de Datos	Emisión	15
Firmas de Contratos de Aceptación de Mensajes de Datos	Firma	1
Cursos de Capacitación Profesional	Curso	1
Mantenimiento de Plataforma Tecnológica	Proyecto	1
Inspeccionar Operaciones de Servicios Realizados	Inspección	12
Auditar Operaciones de Servicios Realizados	Auditoria	2
Controlar y Supervisar Operaciones de Servicios	Control	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**16**	**255.984.000**
Directivo	7	200.000.000
Profesional y Técnico	3	36.000.000
Administrativo	2	8.104.000
Obrero	4	11.880.000
Personal Contratado	**1**	**3.220.024**
Empleado	1	3.220.024
TOTAL	**17**	**259.204.024**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	2	8.104.000
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	11	239.220.024
	TOTAL	**13**	**247.324.024**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	4	11.880.000
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**4**	**11.880.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	998.927.747
02	Dirección de Registro y Acreditación	92.207.151
03	Dirección de Investigación Tecnológica	132.527.072
04	Dirección de Control y Fiscalización	325.000.000
99	Partidas no Asignables a Programas	1.900.000
	TOTAL	**1.550.561.970**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	550.271.100
4.02	Materiales y Suministros	92.740.000
4.03	Servicios no Personales	325.000.000
4.04	Activos Reales	286.112.429
4.05	Activos Financieros	294.538.441
4.08	Otros Gastos de Instituciones Descentralizadas	1.900.000
	TOTAL	**1.550.561.970**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.302.661.970**
- Transferencias Para Financiar Gastos Corrientes	1.265.661.970
Del Sector Público	1.265.661.970
De la Administración Central (Recursos Ordinarios)	1.265.661.970
- Ingresos por Actividades Propias (Servicios)	32.000.000
- Ingresos de la Propiedad (Intereses)	5.000.000
B. Gastos Corrientes	**969.911.100**
- Gastos de Consumo	969.911.100
Gastos de Personal	550.271.100
Materiales y Suministros	92.740.000
Servicios No Personales	325.000.000
Otros Gastos de Instituciones Descentralizadas	1.900.000
Depreciación y Amortización	1.900.000
C. Resultado Económico: Ahorro	**332.750.870**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**580.650.870**
- Ahorro en la Cuenta Corriente	332.750.870
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.900.000
- Transferencias para Financiar Gastos de Capital (Recursos Ordinarios)	246.000.000
B. Gastos de Capital	**286.112.429**
- Activos Reales	286.112.429
Adquisición de Maquinarias y demás Equipos	7.360.000
Equipos Científicos, Religiosos, de Enseñanza y Recreación	201.952.429
Equipos de Transporte, Tracción y Elevación	76.800.000
C. Resultado Financiero: Superávit	**294.538.441**
III. Cuenta Financiera	
A.- Recursos Financieros	294.538.441
- Superávit Financiero	294.538.441
B.- Aplicaciones Financieras	294.538.441
- Activos Financieros	294.538.441
Incremento de Caja y Bancos	294.538.441

Ministerio de Salud y Desarrollo Social

A0025
Instituto Autónomo Hospital Universitario de Caracas (HUC)

INSTITUTO AUTÓNOMO HOSPITAL UNIVERSITARIO DE CARACAS (HUC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Autónomo Hospital Universitario de Caracas (HUC) fue creado en el año 1956 y es un centro asistencial destinado al servicio hospitalario público en sus tres niveles (atención primaria, general y especializada), siendo centro de referencia de todo el país, principalmente, para cirugía cardiovascular y neurología; a la vez funciona como sede de docencia de la Facultad de Medicina de la Universidad Central de Venezuela.

El HUC dispone de 1.142 camas para atender los servicios de bioánalisis, medicina, cirugía, gineco-obstetricia, pediatría, medicina crítica, emergencia, enfermería, nutrición y dietética.

El HUC proyecta para el año 2004 las siguientes metas: 18.766 pacientes admitidos; 18.175 pacientes egresados; 700 promedio diario de pacientes; 11.765 intervenciones quirúrgicas y 90.857 consultas de atención primaria. Adicionalmente, planifica brindar 30 cursos de postgrado y 20 cursos de enfermería.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**88.226.701.173**
- Transferencias para Financiar Gastos Corrientes	86.649.860.053
Del Sector Público	
Ministerio de Salud y Desarrollo Social	86.649.860.053
Ordinario	60.654.902.037
Gestión Fiscal	22.528.963.614
Otras Fuentes	3.465.994.402
- Ingresos por Actividades Propias	64.897.854
Venta de Servicios	64.897.854
- Otros Ingresos Corrientes	1.511.943.266
Otros	1.511.943.266
Recursos de Capital	**977.276.327**
- Disminución de Inventarios	977.276.327
Recursos Financieros	**19.239.297.014**
- Activos Financieros	19.239.297.014
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.239.297.014
TOTAL	**108.443.274.514**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**90.973.414.292**
- Gastos de Consumo	84.826.733.660
Gastos de Personal	71.710.987.258
Materiales y Suministros	10.017.043.246
Servicios No Personales	2.121.426.829
Variación de Inventarios	977.276.327
- Otros Gastos Corrientes	6.146.680.632
Transferencias	6.146.680.632
Transferencias Corrientes al Sector Privado	6.146.080.632
Transferencias Corrientes al Sector Público	600.000
Gastos de Capital	**1.817.758.323**
- Activos Reales	1.817.758.323
Otros Activos Reales	1.817.758.323
Aplicaciones Financieras	**15.652.101.899**
- Activos Financieros	961.965.113
Incremento de Caja y Bancos	961.965.113
- Pasivos Financieros	14.690.136.786
Servicio de la Deuda Pública y Disminución de Otros Pasivos	14.690.136.786
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.580.044.119
Disminución de Otros Pasivos No Circulantes	1.110.092.667
TOTAL	**108.443.274.514**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Admisión	Paciente	18.766
Promedio Diario de Paciente	Paciente	700
Paciente Día	Paciente	255.508
Egreso	Paciente	18.175
Exámenes de Laboratorio	Análisis	2.241.445
Cama en Servicio	Cama	1.142
Parto Atendido	Número	3.635
Intervención Quirúrgica	Número	11.765
Radiografía	Número	61.939
Estudio Tomográfico	Número	13.120
Atención Primaria	Consulta	90.857
Curso de Postgrado	Curso	30
Curso de Enfermería	Curso	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**4.087**	**19.441.704.422**
Directivo	12	175.625.000
Profesional y Técnico	966	6.087.962.159
Personal Administrativo	479	2.145.392.000
Personal Médico	536	4.580.482.058
Obreros	2.094	6.452.243.205
Personal Fijo a Tiempo Parcial	**23**	**113.899.284**
Personal Médico	23	113.899.284
Personal Contratado	**508**	**2.338.310.465**
Profesional y Técnico	508	2.338.310.465
TOTAL	**4.618**	**21.893.914.171**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	987	4.483.702.465
V	397.108 - 447.108	23	113.899.284
VI	447.109 - 497.109		
VII	497.110 - 547.110	966	6.087.962.159
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114	536	4.580.482.058
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	12	175.625.000
	TOTAL	**2.524**	**15.441.670.966**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	2.094	6.452.243.205
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**2.094**	**6.452.243.205**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**430**	**2.542.252.841**
Jubilados	394	2.376.607.861
Pensionados	36	165.644.980
Obreros	**733**	**3.376.597.791**
Jubilados	706	3.290.048.428
Pensionados	27	86.549.363
TOTAL	**1.163**	**5.918.850.632**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Administración Central	57.158.561.006
02	Área Asistencial Docente y de Investigación	35.632.611.609
99	Partidas no Asignables a Programas	15.652.101.899
	TOTAL	**108.443.274.514**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	71.710.987.258
4.02	Materiales y Suministros	10.017.043.246
4.03	Servicios no Personales	2.121.426.829
4.04	Activos Reales	1.817.758.323
4.05	Activos Financieros	961.965.113
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	14.690.136.786
4.07	Transferencias	6.146.680.632
	"Variación de Inventarios"	977.276.327
	TOTAL	**108.443.274.514**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**88.226.701.173**
- Transferencias Para Financiar Gastos Corrientes	86.649.860.053
Del Sector Público	86.649.860.053
De la Administración Central	86.649.860.053
- Ingresos por Actividades Propias	64.897.854
Venta de Servicios	64.897.854
Alquileres de Locales Comerciales	64.897.854
- Otros Ingresos Corrientes	1.511.943.266
Otros	1.511.943.266
Convenios con Compañías de Seguro	1.198.203.266
Donaciones	313.740.000
B. Gastos Corrientes	**90.973.414.292**
- Gastos de Consumo	84.826.733.660
Gastos de Personal	71.710.987.258
Materiales y Suministros	10.017.043.246
Servicios no Personales	2.121.426.829
Variación de Inventarios	977.276.327
- Otros Gastos Corrientes	6.146.680.632
Transferencias	6.146.680.632
Transferencias Corrientes al Sector Privado	6.146.080.632
Pensiones y Jubilaciones	5.918.850.632
Donaciones a Personas	50.000.000
Subsidios a Organismos Laborales y Gremiales	166.730.000
Becas de Perfeccionamiento Profesional en el País	10.500.000
Transferencias Corrientes al Sector Público	600.000
Otras	600.000
C. Resultado Económico : Desahorro	**(2.746.713.119)**
II. Cuenta de Capital	
A. Recursos de Capital	**(1.769.436.792)**
- Desahorro en la Cuenta Corriente	(2.746.713.119)
- Disminución de Inventarios	977.276.327
B. Gastos de Capital	**1.817.758.323**
- Activos Reales	1.817.758.323
Otros Activos Reales	1.817.758.323
C. Resultado Financiero: Déficit	**(3.587.195.115)**
III. Cuenta Financiera	
A. Recursos Financieros	**19.239.297.014**
- Activos Financieros	19.239.297.014
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	19.239.297.014
B. Aplicaciones Financieras	**19.239.297.014**
- Activos Financieros	961.965.113
Incremento de Cajas y Bancos	961.965.113
- Pasivos Financieros	14.690.136.786
Servicio de la Deuda Pública y Disminución de otros Pasivos	14.690.136.786
Disminución de Cuentas y Efectos a Pagar a Proveedores	13.580.044.119
Disminución de Otros Pasivos no Circulantes	1.110.092.667
- Déficit Financiero	3.587.195.115

A0047
Instituto Nacional del Menor (INAM)

INSTITUTO NACIONAL DEL MENOR (INAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El INAM se creó hace 24 años con el objeto de llevar a cabo la política de la infancia, juventud y familia, referida a la prevención de situaciones que afecten al menor y a la familia, de acuerdo a la Ley Tutelar del Menor, derogada por la Ley Orgánica para la Protección del Niño y del Adolescente (LOPNA), publicada en la Gaceta Extraordinaria N° 5.266 de fecha 02/10/98.

La LOPNA establece en los Artículos 673 y 674 (disposiciones transitorias y finales), la transferencia de los programas y servicios que presta el INAM a las entidades federales en un plazo no mayor de un año (mandato que no se ha cumplido y coloca al INAM en una situación de transitoriedad). En este sentido, para 2004 se estima que el Instituto defina su visión y misión en función de lo establecido en la LOPNA y coordine las acciones correspondientes con los organismos involucrados para asumir el proceso de reestructuración y/o liquidación del organismo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**78.046.860.687**
- Transferencias para Financiar Gastos Corrientes	77.246.860.687
Del Sector Público	77.246.860.687
Ministerio de Salud y Desarrollo Social	76.484.336.411
Ordinario	53.539.035.488
Gestión Fiscal	19.885.927.466
Otras Fuentes	3.059.373.457
De Gobiernos Estadales	762.524.276
- Otros Ingresos Corrientes	800.000.000
Ingresos de la Propiedad	800.000.000
Recursos de Capital	**350.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	350.000.000
Recursos Financieros	**36.967.368.914**
- Activos Financieros	36.967.368.914
Disminución de Caja y Bancos	3.842.140.845
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	21.362.703.793
Incremento de cuentas por pagar	11.762.524.276
TOTAL	**115.364.229.601**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**112.842.097.823**
- Gastos de Consumo	101.613.343.658
Gastos de Personal	82.340.244.423
Materiales y Suministros	10.596.452.005
Servicios No Personales	8.326.647.230
Otros Gastos de Instituciones Descentralizadas	350.000.000
Depreciación y Amortización	350.000.000
- Otros Gastos Corrientes	11.228.754.165
Transferencias	11.228.754.165
Transferencias Corrientes al Sector Privado	6.165.596.897
Otras Transferencias	5.063.157.268
Gastos de Capital	**2.522.131.778**
- Activos Reales	2.506.631.778
Repuestos y Reparaciones Mayores	269.430.000
Adquisición de Maquinarias y demás Equipos	341.633.541
Obras de Infraestructura - Estudios y Proyectos	1.894.950.904
Otros Activos Reales	617.333
- Activos Intangibles	15.500.000
TOTAL	**115.364.229.601**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Servicio de atención a niños y adolescentes a través de los programas de:		
Prevención		**40.211**
Casa Cuna	Niño Asistido	270
Jardín de Infancia	Niño Asistido	8.123
Centro de Atención Comunitaria	Flia Atendida	27.138
Colonia y Campamento Vacacional	Usuario	4.680
Atención del Niño en Situación de Abandono y/o Peligro		**4.967**
Atención del Niño con Necesidad de Tratamiento		**8.262**
Detención Provisional y/o Prisión Preventiva	Niño Asistido	730
Privación de Libertad	Niño Asistido	3.833
Libertad Asistida	Niño Asistido	3.699

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**5.885**	**24.076.369.001**
Directivo	26	301.205.000
Profesional y Técnico	946	6.743.085.488
Personal Administrativo	2.511	8.307.657.681
Personal Docente	367	1.945.193.000
Personal Médico	76	929.057.000
Obrero	1.959	5.850.170.832
Personal Contratado	**125**	**877.049.000**
Profesional y Técnico	125	877.049.000
TOTAL	**6.010**	**24.953.418.001**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	2.511	8.307.657.681
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	367	1.945.193.000
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	1.071	7.620.134.000
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119	26	301.205.488
XVII	997.120 Y MAS	76	929.057.000
	TOTAL	**4.051**	**19.103.247.169**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	1.959	5.850.170.832
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**1.959**	**5.850.170.832**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**1.425**	**6.320.294.563**
Jubilado	1.121	4.874.264.061
Pensionado	304	1.446.030.502
Obreros	**331**	**1.452.463.232**
Jubilado	322	1.409.203.000
Pensionado	9	43.260.232
TOTAL	**1.756**	**7.772.757.795**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección de Coordinación Superior	62.049.242.190
02	Prevención	23.614.364.037
03	Atención al Niño en Situación de Abandono y/o Peligro	15.212.572.391
04	Atención al Niño con Necesidad de Tratamiento	14.138.050.983
99	Partidas no Asignables a Programas	350.000.000
	TOTAL	**115.364.229.601**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	82.340.244.423
4.02	Materiales y Suministros	10.596.452.005
4.03	Servicios no Personales	8.326.647.230
4.04	Activos Reales	2.522.131.778
4.07	Transferencias	11.228.754.165
4.08	Otros Gastos de Instituciones Descentralizadas	350.000.000
	TOTAL	**115.364.229.601**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**78.046.860.687**
- Transferencias Para Financiar Gastos Corrientes	77.246.860.687
Del Sector Público	77.246.860.687
De la Administración Central	76.484.336.411
De Gobiernos Estadales	762.524.276
- Otros Ingresos Corrientes	800.000.000
Ingresos de la Propiedad	800.000.000
Intereses por Dinero en Depósito	800.000.000
B. Gastos Corrientes	**112.842.097.823**
- Gastos de Consumo	101.613.343.658
Gastos de Personal	82.340.244.423
Materiales y Suministros	10.596.452.005
Servicios No Personales	8.326.647.230
Otros Gastos de Instituciones Descentralizadas	350.000.000
Depreciación y Amortización	350.000.000
- Otros Gastos Corrientes	11.228.754.165
Transferencias	11.228.754.165
Transferencias Corrientes al Sector Privado	6.165.596.897
Pensiones	936.861.734
Jubilaciones	4.465.895.163
Becas Escolares	120.000.000
Otras	642.840.000
Otras Transferencias al Sector Privado	5.063.157.268
Subsidios a Entidades Religiosas	3.000.000
Otros Organismos del Sector Privado	2.690.156.038
Otras	2.370.001.230
C. Resultado Económico: Desahorro	**(34.795.237.136)**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**(34.445.237.136)**
- Desahorro en la Cuenta Corriente	(34.795.237.136)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	350.000.000
B. Gastos de Capital	**2.522.131.778**
- Activos Reales	2.506.631.778
Repuestos y Reparaciones Mayores	269.430.000
Adquisición de Maquinarias y demás Equipos	341.633.541
Obras de Infraestructura	1.894.950.904
Otros Activos Reales	617.333
- Activos Intangibles	15.500.000
C. Resultado Financiero: Déficit	**(36.697.368.914)**
III. Cuenta Financiera	
A. Recursos Financieros	**36.967.368.914**
- Activos Financieros	25.204.844.638
Disminución de Caja y Bancos	3.842.140.845
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	21.362.703.793
- Pasivos Financieros	11.762.524.276
Incremento de cuentas por pagar	11.762.524.276
B. Aplicaciones Financieras	**36.967.368.914**
- Déficit Financiero	36.697.368.914

A0057
Instituto Nacional de Nutrición (INN)

INSTITUTO NACIONAL DE NUTRICIÓN (INN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Nutrición (INN) tiene como objetivos desarrollar los programas de nutrición de los servicios de salud publica, estudiar el valor nutritivo de los alimentos, investigar los problemas derivados de la alimentación deficiente y organizar la lucha contra las enfermedades por desnutrición.

Con el objetivo de lograr una mayor eficiencia y efectividad en la protección alimentaria del sistema escolar público, se estima que para el 2004 se coordinen las acciones entre el INN, Gobernaciones, Alcaldías y el Ministerio de Educación, Cultura y Deportes .

Las metas programadas prevén servir 5.543.200 cubiertos en los comedores comunitarios a nivel nacional, 4.740.000 en los comedores escolares, 148.500 en los centros de educación y recuperación y 3.624.000 en los comedores populares.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**132.769.571.835**
- Transferencias para Financiar Gastos Corrientes	131.617.571.835
Del Sector Público	131.617.571.835
Ministerio de Salud y Desarrollo Social	
Ordinario	92.132.300.285
Gestión Fiscal	34.220.568.677
Otras Fuentes	5.264.702.873
- Ingresos por Actividades Propias	1.152.000.000
Venta de Servicios	1.152.000.000
Recursos de Capital	**245.010.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	245.010.000
Recursos Financieros	**4.722.400.943**
- Activos Financieros	
Disminución de Caja y Bancos	4.722.400.943
TOTAL	**137.736.982.778**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**131.398.202.398**
- Gastos de Consumo	116.296.183.229
Gastos de Personal	92.058.621.963
Materiales y Suministros	14.974.528.841
Servicios No Personales	9.018.022.425
Otros Gastos de Instituciones Descentralizadas	245.010.000
Depreciación y Amortización	245.010.000
- Otros Gastos Corrientes	15.102.019.169
Transferencias	15.102.019.169
Transferencias Corrientes al Sector Público	15.102.019.169
Gastos de Capital	**1.325.400.000**
- Activos Reales	1.325.400.000
Adquisición de Maquinarias y demás Equipos	1.325.400.000
Aplicaciones Financieras	**5.013.380.380**
- Pasivos Financieros	5.013.380.380
Servicio de la Deuda Pública y Disminución de Otros Pasivos	5.013.380.380
TOTAL	**137.736.982.778**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Vigilancia Alimentaria y Nutricional	Supervisión	1.262
Atención Integral a Pacientes Mal Nutridos	Consulta	30.489
Especialización Médica	Horas Docente	720
Investigación de Alimentos y Nutricional	Proyecto	7
Educación Alimentaria y Nutricional	Taller	217
Comedores Escolares	Cubierto	4.740.000
Comedores Populares	Cubierto	3.624.000
Centros de Educación y Recuperación	Cubierto	148.500
Comedores Comunitarios	Cubierto	5.543.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**8.473**	**31.648.385.097**
Directivo	43	674.956.983
Profesional y Técnico	426	3.913.494.496
Personal Administrativo	1.994	8.331.546.814
Personal de Investigación	18	168.474.975
Personal Médico	27	277.988.402
Obrero	5.965	18.281.923.427
TOTAL	**8.473**	**31.648.385.097**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	1.949	7.885.083.437
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	43	674.956.983
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	270	2.243.083.315
XI	697.114 _ 747.114	27	277.988.402
XII	747.115 _ 797.115	18	168.474.975
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	183	1.948.399.583
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	18	168.474.975
	TOTAL	**2.508**	**13.366.461.670**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	5.965	18.281.923.427
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**5.965**	**18.281.923.427**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**1.352**	**5.883.602.594**
Jubilado	1.145	5.003.166.865
Pensionado	207	880.435.729
Obreros	**2.355**	**9.856.911.416**
Jubilado	2.355	9.856.911.416
TOTAL	**3.707**	**15.740.514.010**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	47.771.670.146
02	Investigación y Educación Nutricional	3.264.702.340
03	Protección Nutricional	86.700.610.292
	TOTAL	**137.736.982.778**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	92.058.621.963
4.02	Materiales y Suministros	14.974.528.841
4.03	Servicios no Personales	9.018.022.425
4.04	Activos Reales	1.325.400.000
4.06	Servicio de la Deuda Pública y disminución de Otros Pasivos	5.013.380.380
4.07	Transferencias	15.102.019.169
4.08	Otros Gastos de Instituciones Descentralizadas	245.010.000
	TOTAL	**137.736.982.778**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**132.769.571.835**
- Transferencias Para Financiar Gastos Corrientes	131.617.571.835
Del Sector Público	131.617.571.835
De la Administración Central	131.617.571.835
- Ingresos por Actividades Propias	1.152.000.000
Venta de Servicios	1.152.000.000
B. Gastos Corrientes	**131.398.202.398**
- Gastos de Consumo	116.296.183.229
Gastos de Personal	92.058.621.963
Materiales y Suministros	14.974.528.841
Servicios No Personales	9.018.022.425
Otros Gastos de Instituciones Descentralizadas	245.010.000
Depreciación y Amortización	245.010.000
- Otros Gastos Corrientes	15.102.019.169
Transferencias	15.102.019.169
Transferencias Corrientes al Sector Público	15.102.019.169
C. Resultado Económico: Ahorro	**1.371.369.437**
II. Cuenta de Capital	
A. Recursos de Capital	**1.616.379.437**
- Ahorro en la Cuenta Corriente	1.371.369.437
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	245.010.000
B. Gastos de Capital	**1.325.400.000**
- Activos Reales	1.325.400.000
Adquisición de Maquinarias y demás Equipos	1.325.400.000
C. Resultado Financiero: Superávit	**290.979.437**
III. Cuenta Financiera	
A. Recursos Financieros	**5.013.380.380**
- Activos Financieros	4.722.400.943
Disminución de Caja y Bancos	4.722.400.943
- Superávit Financiero	290.979.437
B. Aplicaciones Financieras	**5.013.380.380**
- Activos Financieros	5.013.380.380
Servicio de la Deuda y Disminución de Otros Pasivos	5.013.380.380

A0059
Instituto Nacional de Geriatría y Gerontología
(INAGER)

INSTITUTO NACIONAL DE GERIATRÍA Y GERONTOLOGÍA (INAGER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

INAGER lleva a cabo el Programa de Atención Integral para la Población Adulta Mayor a nivel nacional, con el objetivo de impulsar una política integral donde se atienda al adulto mayor supliendo sus necesidades básicas y complementarias y se fortalezca la organización comunitaria para promover la presencia y participación de los ancianos.

A través del Programa de Ayudas Económicas se atenderán 102.000 personas a razón de Bs. 60.000 mensuales. Adicionalmente, las acciones de INAGER estarán dirigidas a realizar 195.960 consultas a través de los servicios de asistencia médica.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**115.582.224.506**
- Transferencias para Financiar Gastos Corrientes	114.806.224.506
Del Sector Público	
Ministerio de Salud y Desarrollo Social	113.439.043.169
Ordinario	79.407.330.218
Gestión Fiscal	29.494.151.224
Otras Fuentes	4.537.561.727
De Gobiernos Estadales	1.367.181.337
- Otros Ingresos Corrientes	776.000.000
Ingresos de la Propiedad	776.000.000
Recursos de Capital	**163.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	163.000.000
Recursos Financieros	**21.981.012.994**
- Activos Financieros	21.981.012.994
Disminución de Caja y Bancos	3.819.012.994
Disminución de Otras Cuentas y Efectos a Cobrar	18.162.000.000
TOTAL	**137.726.237.500**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**125.922.889.000**
- Gastos de Consumo	46.916.930.000
Gastos de Personal	34.484.504.000
Materiales y Suministros	8.710.374.000
Servicios No Personales	3.559.052.000
Otros Gastos de Instituciones Descentralizadas	163.000.000
Depreciación y Amortización	163.000.000
- Otros Gastos Corrientes	79.005.959.000
Transferencias	79.005.959.000
Transferencias Corrientes al Sector Privado	77.939.677.000
Otras Transferencias	1.066.282.000
Gastos de Capital	**2.197.283.000**
- Activos Reales	2.147.283.000
Repuestos y Reparaciones Mayores	268.703.000
Adquisición de Maquinarias y demás Equipos	813.100.000
Obras de Infraestructura - Estudios y Proyectos	765.480.000
Conservaciones Ampliaciones y Mejoras	300.000.000
- Activos Intangibles	50.000.000
Aplicaciones Financieras	**9.606.065.500**
- Pasivos Financieros	9.606.065.500
Servicio de la Deuda Pública y Disminución de otros Pasivos	9.606.065.500
Disminución de Cuentas y Efectos a Pagar a Proveedores	24.433.500
Disminución de Otras Cuentas y Efectos a Pagar	9.395.632.000
Disminución de Otros Pasivos no Circulantes	186.000.000
TOTAL	**137.726.237.500**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Atención Médica	Consulta	195.960
Fisioterapia	Terapia	65.520
Laboratorio	Examen	75.480
Gerontología	Adulto Mayor	54.960
Suministro de Medicamentos	Adulto Mayor	14.500
Atención Nutricional	Comensal	7.515
Circulo de Ancianos y Hogares Sustitutos	Adulto Mayor	58
Entrevistas y Casos Sociales Atendidos	Entrevista	290.000
Atención Jurídica	Consulta Jurídica	1.260
Referencias Médicas	Referencia	15.744
Referencias Nutricionales	Referencia	25.500
Atención Cultural	Adulto Mayor Participante	7.260
Ayudas Económicas Especiales y Otros Beneficios	Adulto Mayor	8.966
Gerogranjas	Adulto Mayor	290
Ayudas Económicas Según Decreto 472	Adulto Mayor	102.000
Cursos, Charlas y Talleres	Adulto Mayor	50.520
Otros Programas Sociales	Adulto Mayor	170.940
Unidades Geriátricas y Casas Hogares Privadas	Adulto Mayor Residente	2.200
Unidades de Atención Integral y Guarderías	Adulto Mayor Ambulatorio	6.150

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**2.371**	**9.666.053.000**
Directivo	27	375.081.000
Profesional y Técnico	346	2.506.318.000
Personal Administrativo	463	1.902.732.000
Personal Médico	41	384.074.000
Obrero	1.494	4.497.848.000
Personal Fijo a Tiempo Parcial	**131**	**551.131.000**
Profesional y Técnico	13	80.254.000
Personal Médico	118	470.877.000
Personal Contratado	**149**	**504.685.000**
Profesional y Técnico	22	104.107.000
Personal Médico	6	41.783.000
Obrero	121	358.795.000
TOTAL	**2.651**	**10.721.869.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	20	55.300.000
II	247.105 _ 297.105	2	6.121.000
III	297.106 _ 347.106	58	234.802.000
IV	347.107 _ 397.107	511	2.273.595.000
V	397.108 _ 447.108	116	622.072.000
VI	447.109 _ 497.109	85	502.334.000
VII	497.110 _ 547.110	35	229.660.000
VIII	547.111 _ 597.111	23	162.006.000
IX	597.112 _ 647.112	37	286.943.000
X	647.113 _ 697.113	47	392.784.000
XI	697.114 _ 747.114	43	385.351.000
XII	747.115 _ 797.115	1	9.565.000
XIII	797.116 _ 847.116	30	304.252.000
XIV	847.117 _ 897.117	10	107.520.000
XV	897.118 _ 947.118	3	34.096.000
XVI	947.119 _ 997.119	1	11.965.000
XVII	997.120 Y MAS	14	246.860.000
	TOTAL	**1.036**	**5.865.226.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	121	358.795.000
II	247.105 __ 297.105	1.494	4.497.848.000
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**1.615**	**4.856.643.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**232**	**1.232.941.000**
Jubilado	89	335.750.000
Pensionado	143	897.191.000
Obreros	**732**	**2.746.953.000**
Jubilado	390	1.445.559.000
Pensionado	342	1.301.394.000
TOTAL	**964**	**3.979.894.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	10.118.095.000
02	Atención Integral	117.839.077.000
99	Partidas no Asignables a Programas	9.769.065.500
	TOTAL	**137.726.237.500**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	34.484.504.000
4.02	Materiales y Suministros	8.710.374.000
4.03	Servicios no Personales	3.559.052.000
4.04	Activos Reales	2.197.283.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	9.606.065.500
4.07	Transferencias	79.005.959.000
4.08	Otros Gastos de Instituciones Descentralizadas	163.000.000
	TOTAL	**137.726.237.500**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**115.582.224.506**
- Transferencias Para Financiar Gastos Corrientes	114.806.224.506
Del Sector Público	114.806.224.506
De la Administración Central	113.439.043.169
De Gobiernos Estadales	1.367.181.337
- Otros Ingresos Corrientes	776.000.000
Ingresos de la Propiedad	776.000.000
Intereses por Dinero en Depósito	66.000.000
Intereses por Títulos y Valores	190.000.000
Otros Ingresos de la Propiedad	520.000.000
B. Gastos Corrientes	**125.922.889.000**
- Gastos de Consumo	46.916.930.000
Gastos de Personal	34.484.504.000
Materiales y Suministros	8.710.374.000
Servicios No Personales	3.559.052.000
Otros Gastos de Instituciones Descentralizadas	163.000.000
Depreciación y Amortización	163.000.000
- Otros Gastos Corrientes	79.005.959.000
Transferencias	79.005.959.000
Transferencias Corrientes al Sector Privado	77.939.677.000
Pensiones	1.420.355.000
Jubilaciones	1.746.332.000
Donaciones a Personas	499.040.000
Otras Transferencias Directas a Personas	73.440.000.000
Subidios a Instituciones Benéficas Privadas	833.950.000
Otras Transferencias	1.066.282.000
Asistencia Social al Personal Pensionado	469.091.000
Asistencia Social al Personal Jubilado	597.191.000
C. Resultado Económico: Desahorro	**(10.340.664.494)**
II. Cuenta de Capital	
A. Recursos de Capital	**(10.177.664.494)**
- Desahorro en la Cuenta Corriente	(10.340.664.494)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	163.000.000
B. Gastos de Capital	**2.197.283.000**
- Activos Reales	2.147.283.000
Repuestos y Reparaciones Mayores	268.703.000
Adquisición de Maquinarias y demás Equipos	813.100.000
Obras de Infraestructura	765.480.000
Conservaciones Ampliaciones y Mejoras	300.000.000
- Activos Intangibles	50.000.000
C. Resultado Financiero: Déficit	**(12.374.947.494)**

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**21.981.012.994**
- Activos Financieros	21.981.012.994
Disminución de Caja y Bancos	3.819.012.994
Disminución de Otras Cuentas y Efectos a Cobrar	18.162.000.000
B. Aplicaciones Financieras	**21.981.012.994**
- Pasivos Financieros	9.606.065.500
Servicio de la Deuda Pública y Disminución de otros Pasivos	9.606.065.500
Disminución de Cuentas y Efectos a Pagar a Proveedores	24.433.500
Disminución de Otras Cuentas y Efectos a Pagar	9.395.632.000
Disminución de Otros Pasivos no Circulantes	186.000.000
- Déficit Financiero	12.374.947.494

A0061

Instituto Nacional de Higiene Rafael Rangel
(INHRR)

INSTITUTO NACIONAL DE HIGIENE RAFAEL RANGEL (INHRR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Institución fue creada en el año 1938, tiene por objeto desarrollar Investigaciones endemo-epidémicas y de epizootias, estudio de problemas de nutrición y análisis de las aguas y sustancias alimenticias, preparación técnica de personal, revisión y análisis de los productos biológicos y farmacéuticos que se ofrezcan en venta, elaboración de productos biológicos y químicos para uso humano y veterinario.

Las principales actividades del INHRR para el año 2004 se orientan a la elaboración de 2,8 millones de dosis de vacuna triple (DPT); 5,6 millones de dosis de toxide tetánico; el registro y control de 435 productos farmacéuticos; 2.844 productos alimenticios y 1.290 de cosméticos. Adicionalmente, estima dictar 20 cursos de extensión y 4 curso de postgrado.

En cuanto al proyecto salud proyecta el equipamiento y rehabilitación de ambulatorios distribuidos en los estados, Anzoátegui, Carabobo, Mérida y Táchira.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**91.870.348.223**
- Transferencias para Financiar Gastos Corrientes	86.931.249.067
Del Sector Público	
Ministerio de Salud y Desarrollo Social	86.931.249.067
Ordinario	17.173.760.876
Gestión Fiscal	54.162.130.427
Otras Fuentes	981.357.764
Programas y Proyectos	14.614.000.000
- Ingresos por Actividades Propias	3.400.000.000
Venta de Bienes	3.400.000.000
- Otros Ingresos Corrientes	1.539.099.156
Ingresos de la Propiedad	1.539.099.156
Recursos de Capital	**3.406.901.436**
- Transferencias para Financiar Gastos de Capital	2.905.200.000
Recursos Provenientes de la Ley de Endeudamiento	2.905.200.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	501.701.436
Recursos Financieros	**24.067.806.881**
- Activos Financieros	24.067.806.881
Disminución de Caja y Bancos	842.694.686
Disminución de Inversiones Temporales	5.834.235.051
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	17.390.877.144
TOTAL	**119.345.056.540**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**92.456.979.740**
- Gastos de Consumo	27.963.458.901
Gastos de Personal	14.890.105.805
Materiales y Suministros	9.702.180.835
Servicios No Personales	3.299.418.394
Variación de Inventarios	(429.947.569)
Otros Gastos de Instituciones Descentralizadas	501.701.436
Depreciación y Amortización	501.701.436
- Otros Gastos Corrientes	64.493.520.839
Transferencias	64.493.520.839
Transferencias Corrientes al Sector Público	64.493.520.839
Gastos de Capital	**10.953.891.411**
- Activos Reales	10.523.943.842
Otros Activos Reales	10.523.943.842
- Incremento de Inventarios	429.947.569
Aplicaciones Financieras	**15.934.185.389**
- Activos Financieros	457.419.000
Incremento de Otros Activos Circulantes	457.419.000
- Pasivos Financieros	15.476.766.389
Servicio de la Deuda Pública y Disminución de Otros Pasivos	15.476.766.389
Disminución de Otros Pasivos Circulantes	15.476.766.389
TOTAL	**119.345.056.540**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
ELABORACIÓN DE BIOLÓGICOS		
Vacuna Triple (DPT)	Dosis	2.800.000
Toxoide Tetanico	Dosis	5.600.000
Vacuna Antirrábica Canina CC	Dosis	600.000
Vacuna Antirrábica Humana CRL	Dosis	240.000
PRODUCTOS FARMACÉUTICOS		
Registro	Análisis	135
Control	Análisis	300
PRODUCTOS COSMÉTICOS		
Registro	Análisis	1.000
Control	Análisis	290
PRODUCTOS ALIMENTICIOS		
Registro	Análisis	1.836
Control	Análisis	1.008

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**571**	**4.923.443.000**
Directivo	14	286.701.000
Profesional y Técnico	260	3.020.716.000
Personal Administrativo	158	954.282.000
Obreros	139	661.744.000
Personal Contratado	**10**	**331.761.000**
Profesional y Técnico	10	331.761.000
TOTAL	**581**	**5.255.204.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110	158	954.282.000
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119	260	3.020.716.000
XVII	997.120 Y MÁS	24	618.462.000
	TOTAL	**442**	**4.593.460.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	139	661.744.000
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**139**	**661.744.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**88**	**899.995.000**
Jubilados	73	771.370.000
Pensionados	15	128.625.000
Obreros	**31**	**282.719.000**
Jubilados	21	198.500.000
Pensionados	10	84.219.000
TOTAL	**119**	**1.182.714.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	11.377.272.197
02	Producción	12.089.487.893
03	Diagnostico y Epidemiología	9.154.341.852
04	Servicio de Registro y Control de Productos	7.114.512.355
05	Programas Especiales	63.173.555.418
99	Partidas no Asignables a Programas	16.435.886.825
	TOTAL	**119.345.056.540**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	14.890.105.805
4.02	Materiales y Suministros	9.272.233.266
4.03	Servicios no Personales	3.299.418.394
4.04	Activos Reales	10.523.943.842
4.05	Activos Financieros	457.419.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	15.476.766.389
4.07	Transferencias	64.493.520.839
4.08	Otros Gastos de Instituciones Descentralizadas	501.701.436
	"Variación de Inventarios"	429.947.569
	TOTAL	**119.345.056.540**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**91.870.348.223**
- Transferencias Para Financiar Gastos Corrientes	86.931.249.067
Del Sector Público	86.931.249.067
De la Administración Central	86.931.249.067
Ministerio de Salud y Desarrollo Social	86.931.249.067
Instituto Nacional de Higiene "Rafael Rangel"	24.533.944.107
Ordinario	17.173.760.875
Gestión Fiscal	6.378.825.468
Otras Fuentes de Financiamiento	981.357.764
Convenio de Cooperación	47.783.304.960
Gestión Fiscal	47.783.304.960
Programas y Proyectos	14.614.000.000
Fortalecimiento de Red de Servicios de Salud Distrito Metropolitano	5.000.000.000
Fortalecimiento y Modernización del Sector Salud	9.614.000.000
- Ingresos por Actividades Propias	3.400.000.000
Venta de Bienes	3.400.000.000
Ingresos de Operación	3.400.000.000
- Otros Ingresos Corrientes	1.539.099.156
Ingresos de la Propiedad	1.539.099.156
Intereses por Dinero en Depósito	1.539.099.156
B. Gastos Corrientes	**92.456.979.740**
- Gastos de Consumo	27.963.458.901
Gastos de Personal	14.890.105.805
Materiales y Suministros	9.702.180.835
Servicios no Personales	3.299.418.394
Variación de Inventarios	(429.947.569)
Otros Gastos de Instituciones Descentralizadas	501.701.436
Depreciación y Amortización	501.701.436
- Otros Gastos Corrientes	64.493.520.839
Transferencias	64.493.520.839
Transferencias Corrientes al Sector Público	64.493.520.839
Instituto Nacional de Higiene "Rafael Rangel"	1.319.965.421
Convenio de Cooperación	47.783.304.960
Proyecto Salud	15.390.250.458
Apoyo al Nivel Central MSDS	6.364.588.864
Fortalecimiento y Modernización del Sector Salud	7.399.249.100
Anzoátegui	3.480.858.920
Carabobo	361.735.994
Mérida	3.172.654.186
Táchira	384.000.000
Fortalecimiento de Red de Servicios de Salud Distrito Metropolitano	1.626.412.494
C. Resultado Económico : Desahorro	**(586.631.517)**

CAPITULO III
CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**2.820.269.786**
- Desahorro en la Cuenta Corriente	(586.631.650)
- Transferencias para Financiar Gastos de Capital	2.905.200.000
Recursos Provenientes de la Ley de Endeudamiento	2.905.200.000
Ministerio de Salud y Desarrollo Social	
Centro de Investigación y Desarrollo de Vacunas BCG o DPT (CONVAC)	2.905.200.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	501.701.436
B. Gastos de Capital	**10.953.891.411**
- Activos Reales	10.523.943.842
Otros Activos Reales	10.523.943.842
- Incremento de Inventarios	429.947.569
C. Resultado Financiero: Déficit	**(8.133.621.625)**
III. Cuenta Financiera	
A. Recursos Financieros	**24.067.806.881**
- Activos Financieros	24.067.806.881
Disminución de Caja y Bancos	842.694.686
Disminución de Inversiones Temporales	5.834.235.051
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	17.390.877.144
B. Aplicaciones Financieras	**24.067.807.014**
- Activos Financieros	457.419.000
Incremento de Otros Activos Circulantes	457.419.000
- Pasivos Financieros	15.476.766.389
Servicio de la Deuda Pública y Disminución de otros Pasivos	15.476.766.389
Disminución de Otros Pasivos Circulantes	15.476.766.389
- Déficit Financiero	8.133.621.625

A0119

Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)

SERVICIO AUTÓNOMO SERVICIO DE ELABORACIONES FARMACÉUTICAS (SEFAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El SEFAR tiene como objetivo producir, comercializar y distribuir medicamentos esenciales, dentro de la gama de genéricos, a precios inferiores a los del mercado para los establecimientos dispensadores de salud, dando prioridad a los dependientes del Ministerio de Salud y Desarrollo Social, Sanidad Militar, el Seguro Social, las Gobernaciones, Alcaldías, Institutos Autónomos y Organizaciones Sociales, con la finalidad de garantizar la accesibilidad a la población más afectada por el alto costo de la vida, atendida en los servicios de salud. Uno de los programas bandera que administra el SEFAR es el Programa de Suministro de Medicamentos (SUMED), el cual presenta actualmente las siguientes modalidades:

- Subsidio Directo: Se garantiza un descuento del 80% en el precio de los medicamentos, contenidos en el listado básico esencial del SUMED.
- Distribución Gratuita De Medicamentos en ambulatorios rurales tipo I y II ubicados en áreas urbano-marginales.
- Soporte a la Atención de Consultas Externas Especiales en algunos hospitales.
- Atención Individual a pacientes de escasos recursos económicos que no puedan ser atendidos en ambulatorios u hospitales dado el costo tan elevado de los medicamentos.

Adicionalmente, el SEFAR actúa como organismo intermediario entre el MSDS y los laboratorios para realizar las compras y distribución de medicamentos para las Direcciones Regionales de Salud del país, comercializa productos farmacéuticos tanto generados en su planta como adquiridos a otros laboratorios, los cuales se encargan directamente de la distribución del producto, garantizando, por una parte, la dotación oportuna y adecuada de los medicamentos básicos y por la otra, el control de precios de los productos. En este sentido, se obtienen descuentos sobre los precios hasta del 70% en promedio, producto de economías de escala.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**47.548.580.000**
- Transferencias para Financiar Gastos Corrientes	19.654.500.000
Del Sector Público	
Ministerio de Salud y Desarrollo Social	19.654.500.000
Ordinario	13.758.150.000
Gestión Fiscal	5.110.170.000
Otras Fuentes	786.180.000
- Ingresos por Actividades Propias	24.894.080.000
Venta de Bienes	24.894.080.000
- Otros Ingresos Corrientes	3.000.000.000
Ingresos de la Propiedad	3.000.000.000
Recursos de Capital	**1.002.328.270**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.002.328.270
Recursos Financieros	**5.897.672.020**
- Activos Financieros	5.897.672.020
Disminución de Caja y Bancos	3.133.988.020
Disminución de Otras Cuentas y Efectos a Cobrar	2.763.684.000
TOTAL	**54.448.580.290**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**47.054.118.290**
- Gastos de Consumo	28.253.088.210
Gastos de Personal	3.516.093.300
Materiales y Suministros	22.027.003.200
Servicios No Personales	1.707.663.440
Otros Gastos de Instituciones Descentralizadas	1.002.328.270
Depreciación y Amortización	102.328.270
Pérdida por Cuentas Incobrables	900.000.000
- Otros Gastos Corrientes	18.801.030.080
Transferencias	18.801.030.080
Transferencias Corrientes al Sector Público	18.801.030.080
Gastos de Capital	**1.394.462.000**
- Activos Reales	1.394.462.000
Repuestos y Reparaciones Mayores	1.394.462.000
Aplicaciones Financieras	**6.000.000.000**
- Pasivos Financieros	6.000.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	6.000.000.000
TOTAL	**54.448.580.290**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Suero Oral	Sobre	3.000.000
Tableta	Tableta	13.700.000
Cápsulas	Cápsula	2.110.000
Medicamentos Líquidos	Ml	147.280
Ventas	Millones de Bs.	24.894,1
Población Atendida	Paciente	7.439.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**128**	**737.827.470**
Directivo	11	149.619.420
Profesional y Técnico	32	291.277.950
Personal Administrativo	26	97.586.800
Obreros	59	199.343.300
Personal Contratado	**48**	**302.698.000**
Personal Administrativo	32	265.698.000
Obreros	16	37.000.000
TOTAL	**176**	**1.040.525.470**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	4	12.942.920
III	297.106 - 347.106	22	85.643.880
IV	347.107 - 397.107	4	18.300.000
V	397.108 - 447.108		
VI	447.109 - 497.109	2	11.070.000
VII	497.110 - 547.110	4	24.666.000
VIII	547.111 - 597.111	4	27.274.100
IX	597.112 - 647.112	3	22.160.390
X	647.113 - 697.113	5	39.798.000
XI	697.114 - 747.114	15	134.332.610
XII	747.115 - 797.115	11	100.100.220
XIII	797.116 - 847.116	8	77.370.710
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	19	250.523.340
	TOTAL	**101**	**804.182.170**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	16	37.000.000
II	247.105 - 297.105	48	156.271.330
III	297.106 - 347.106	8	30.518.550
IV	347.107 - 397.107	3	12.553.420
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**75**	**236.343.300**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Gastos Generales y de Administración	2.634.549.870
02	Comercialización	33.282.204.330
03	Producción	4.090.497.820
04	Suministros de Medicamentos (SUMED)	7.439.000.000
99	Partidas no Asignables a Programas	7.002.328.270
	TOTAL	**54.448.580.290**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.516.093.300
4.02	Materiales y Suministros	22.027.003.200
4.03	Servicios no Personales	1.707.663.440
4.04	Activos Reales	1.394.462.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	6.000.000.000
4.07	Transferencias	18.801.030.080
4.08	Otros Gastos de Instituciones Descentralizadas	1.002.328.270
	TOTAL	**54.448.580.290**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**47.548.580.000**
- Transferencias Para Financiar Gastos Corrientes	19.654.500.000
Del Sector Público	19.654.500.000
De la Administración Central	19.654.500.000
- Ingresos por Actividades Propias	24.894.080.000
Venta de Bienes	24.894.080.000
Ingresos de Operación	24.894.080.000
- Otros Ingresos Corrientes	3.000.000.000
Ingresos de la Propiedad	3.000.000.000
Intereses por Dinero en Depósito	3.000.000.000
B. Gastos Corrientes	**47.054.118.290**
- Gastos de Consumo	28.253.088.210
Gastos de Personal	3.516.093.300
Materiales y Suministros	22.027.003.200
Servicios no Personales	1.707.663.440
Otros Gastos de Instituciones Descentralizadas	1.002.328.270
Depreciación y Amortización	102.328.270
Pérdida por Cuentas Incobrables	900.000.000
- Otros Gastos Corrientes	18.801.030.080
Transferencias	18.801.030.080
Transferencias Corrientes al Sector Público	18.801.030.080
SUMED	18.801.030.080
C. Resultado Económico : Ahorro	**494.461.710**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**1.496.789.980**
- Ahorro en la Cuenta Corriente	494.461.710
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.002.328.270
B. Gastos de Capital	**1.394.462.000**
- Activos Reales	1.394.462.000
Repuestos y Reparaciones Mayores	1.394.462.000
C. Resultado Financiero: Superávit	**102.327.980**
III. Cuenta Financiera	
A. Recursos Financieros	**6.000.000.000**
- Activos Financieros	5.897.672.020
Disminución de Caja y Bancos	3.133.988.020
Disminución de Otras Cuentas y Efectos a Cobrar	2.763.684.000
- Superávit Financiero	102.327.980
B. Aplicaciones Financieras	**6.000.000.000**
- Pasivos Financieros	6.000.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	6.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	6.000.000.000

A0124

Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)

CONSEJO NACIONAL PARA LA INTEGRACIÓN DE PERSONAS DISCAPACITADAS (CONAPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Consejo Nacional para la Integración de Personas Discapacitadas (Conapi), tiene como finalidad promover la prestación de servicios asistenciales en materia jurídica, económica y cultural a la población vulnerable integrada por personas con discapacidad, además participa en la formulación de políticas públicas en áreas como salud, educación, trabajo y seguridad social.

Entre sus principales metas está el establecimiento de 5 convenios de cooperación mutua, la celebración de 2 talleres de liderazgo para personas con discapacidad, 3 talleres de autoestima y de vida independiente, 2 cursos de internet para ciegos y 4 cursos de prevención de enfermedades, el otorgamiento de ayudas técnicas tales como: 500 bastones; 300 sillas de rueda; 20 coches ortopédicos; 5 andaderas; 27 prótesis y 19 ayudas económicas para garantizar la integración de este sector de la población a la sociedad.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.240.724.097**
- Transferencias para Financiar Gastos Corrientes	1.240.724.097
Del Sector Público	1.240.724.097
Ministerio de Salud y Desarrollo Social	
Ordinario	868.506.868
Gestión Fiscal	322.588.265
Otras Fuentes	49.628.964
Recursos de Capital	**27.810.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	27.810.000
TOTAL	**1.268.534.097**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.203.534.097**
- Gastos de Consumo	856.502.936
Gastos de Personal	512.514.262
Materiales y Suministros	85.657.562
Servicios No Personales	230.521.112
Otros Gastos de Instituciones Descentralizadas	27.810.000
Depreciación y Amortización	27.810.000
- Otros Gastos Corrientes	347.031.161
Transferencias	347.031.161
Transferencias Corrientes al Sector Privado	347.031.161
Gastos de Capital	**65.000.000**
- Activos Reales	65.000.000
Adquisición de Maquinarias y demás Equipos	65.000.000
TOTAL	**1.268.534.097**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Establecimiento de Convenios de Cooperación Mutua de Instituciones Nacionales, Estadales, Municipales y Ong´s	Número	5
Talleres		
Talleres de Liderazgo Para Personas con Discapacidad	Número	2
Taller de Autoestima y de Vida Independiente	Número	3
Cursos		
Curso Para Manejo de la Metodología de Acceso a Internet Para Ciegos	Número	2
Curso de Prevención de Enfermedades	Número	4
Ayudas Técnicas		
Bastones	Cantidad	500
Sillas de Rueda	Cantidad	300
Coches Ortopédicos	Cantidad	20
Andaderas	Cantidad	5
Prótesis	Cantidad	27
Ayudas Económicas	Numero	19

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**37**	**182.147.850**
Directivo	2	20.514.566
Profesional y Técnico	22	112.200.000
Personal Administrativo	7	26.347.524
Obreros	6	23.085.760
Personal Contratado	**3**	**16.200.000**
Profesional y Técnico	3	16.200.000
TOTAL	**40**	**198.347.850**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1	2.965.248
II	247.105 - 297.105	6	19.135.488
III	297.106 - 347.106	2	7.130.544
IV	347.107 - 397.107	1	4.200.000
V	397.108 - 447.108	10	51.252.960
VI	447.109 - 497.109	5	26.826.540
VII	497.110 - 547.110	4	23.861.280
VIII	547.111 - 597.111	1	6.565.332
IX	597.112 - 647.112	2	14.330.688
X	647.113 - 697.113		
XI	697.114 - 747.114	1	8.365.368
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117	1	10.628.642
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**34**	**175.262.090**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	1	2.965.248
II	247.105 - 297.105	2	6.910.496
III	297.106 - 347.106	1	3.915.248
IV	347.107 - 397.107	2	9.294.768
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**6**	**23.085.760**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Atención Integral a Personas con Discapacidad	1.240.724.097
99	Partidas no Asignables a Programas	27.810.000
	TOTAL	**1.268.534.097**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	512.514.262
4.02	Materiales y Suministros	85.657.562
4.03	Servicios no Personales	230.521.112
4.04	Activos Reales	65.000.000
4.07	Transferencias	347.031.161
4.08	Otros Gastos de Instituciones Descentralizadas	27.810.000
	TOTAL	**1.268.534.097**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.240.724.097**
- Transferencias Para Financiar Gastos Corrientes	1.240.724.097
Del Sector Público	1.240.724.097
De la Administración Central	1.240.724.097
B. Gastos Corrientes	**1.203.534.097**
- Gastos de Consumo	856.502.936
Gastos de Personal	512.514.262
Materiales y Suministros	85.657.562
Servicios no Personales	230.521.112
Otros Gastos de Instituciones Descentralizadas	27.810.000
Depreciación y Amortización	27.810.000
- Otros Gastos Corrientes	347.031.161
Transferencias	347.031.161
Transferencias Corrientes al Sector Privado	347.031.161
Donaciones a Personas	347.031.161
C. Resultado Económico : Ahorro	**37.190.000**
II. Cuenta de Capital	
A. Recursos de Capital	**65.000.000**
- Ahorro en la Cuenta Corriente	37.190.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	27.810.000
B. Gastos de Capital	**65.000.000**
- Activos Reales	65.000.000
Adquisición de Maquinarias y demás Equipos	65.000.000
C. Resultado Financiero: Equilibrado	

A0129

Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

SERVICIO NACIONAL AUTÓNOMO DE ATENCIÓN INTEGRAL A LA INFANCIA Y A LA FAMILIA (SENIFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

SENIFA tiene como objetivo planificar, organizar, coordinar, integrar y promover los servicios de atención integral a la infancia y a la familia, a través del Programa de Hogares y Multihogares de Cuidado Diario, enmarcado dentro de la política de inversión social que adelanta el Ejecutivo Nacional, el cual beneficia a la población vulnerable en especial a los niños y niñas menores de 6 años.

Para 2004 atenderá una meta de 350.000 a través del Programa de Hogares y Multihogares de Cuidado Diario, el cual tiene doble impacto, de realizar una labor social e insertar a las madres cuidadoras al mercado de trabajo, lo cual beneficia al ingreso familiar.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**156.798.349.119**
- Transferencias para Financiar Gastos Corrientes	156.398.349.119
Del Sector Público	156.398.349.119
Ministerio de Salud y Desarrollo Social	
Ordinario	109.478.844.383
Gestión Fiscal	40.663.570.771
Otras Fuentes	6.255.933.965
- Otros Ingresos Corrientes	**400.000.000**
Ingresos de la Propiedad	400.000.000
Recursos Financieros	**64.842.733.726**
- Activos Financieros	64.842.733.726
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	10.497.456.636
Disminución de Caja y Bancos	54.345.277.090
TOTAL	**221.641.082.845**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**199.471.082.845**
- Gastos de Consumo	6.230.579.697
Gastos de Personal	4.408.409.697
Materiales y Suministros	383.450.000
Servicios No Personales	1.438.720.000
- Otros Gastos Corrientes	193.240.503.148
Transferencias	193.240.503.148
Transferencias Corrientes al Sector Privado	193.140.503.148
Otras Transferencias	100.000.000
Gastos de Capital	**170.000.000**
- Activos Reales	167.000.000
Repuestos y Reparaciones Mayores	116.500.000
Otros Activos Reales	50.500.000
- Activos Intangibles	3.000.000
Aplicaciones Financieras	**22.000.000.000**
- Pasivos Financieros	22.000.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	22.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	32.500.000
Disminución de Otras Cuentas y Efectos a Pagar	607.000.000
Disminución de Otros Pasivos Circulantes	21.310.500.000
TOTAL	**221.641.082.845**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Programas de Hogares y Multihogares de Cuidado Diario	**Niño(a) Atendido**	**352.680**
Brindar Atención Integral a Niños(as) de 0 a 6 Años en Hogares de Cuidado Diario (hdc)	Niño(a) Atendido	152.032
Brindar Atención Integral a Niños(as) de 0 a 6 Años en Multihogares de Cuidado Diario (mhdc)	Niño(a) Atendido	197.968
Actividades Dirigidas a la Población Infantil Menor de 14 Años	Niño(a) Atendido	1.340
Brindar Atención Integral a Menores de 14 Años con Necesidades Especiales	Niño(a) Atendido	800
Brindar Atención Integral a Menores de 14 Años en Zonas Indígenas y/o Frontera	Niño(a) Atendido	540

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**158**	**1.162.100.904**
Directivo	40	359.916.513
Profesional y Técnico	86	670.099.659
Personal Administrativo	32	132.084.732
Personal Fijo a Tiempo Parcial	**120**	**678.000.000**
Profesional y Técnico	120	678.000.000
Personal Contratado	**1**	**1.684.536**
Profesional y Técnico	1	1.684.536
TOTAL	**279**	**1.841.785.440**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	1.684.536
II	247.105 _ 297.105		
III	297.106 _ 347.106	32	132.084.732
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	120	678.000.000
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	86	670.099.659
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	40	359.916.513
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**279**	**1.841.785.440**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**1**	**17.000.000**
Jubilado	1	17.000.000
TOTAL	**1**	**17.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios de Dirección y Coordinación Superior	27.579.264.968
02	Atención a la Infancia y a las Familias	194.061.817.877
	TOTAL	**221.641.082.845**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.408.409.697
4.02	Materiales y Suministros	383.450.000
4.03	Servicios no Personales	1.438.720.000
4.04	Activos Reales	170.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	22.000.000.000
4.07	Transferencias	193.240.503.148
	TOTAL	**221.641.082.845**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**156.798.349.119**
- Transferencias Para Financiar Gastos Corrientes	156.398.349.119
Del Sector Público	156.398.349.119
De la Administración Central	156.398.349.119
- Otros Ingresos Corrientes	400.000.000
Ingresos de la Propiedad	400.000.000
Intereses por Dinero en Depósito	400.000.000
B. Gastos Corrientes	**199.471.082.845**
- Gastos de Consumo	6.230.579.697
Gastos de Personal	4.408.409.697
Materiales y Suministros	383.450.000
Servicios No Personales	1.438.720.000
- Otros Gastos Corrientes	193.240.503.148
Transferencias	193.240.503.148
Al Sector Privado	153.040.503.148
Hogares y Multihogares de Cuidado Diario	148.050.585.000
Jubilaciones	17.000.000
Protección a Niños de la Calle e Indígenas	4.972.918.148
Al Sector Público (Plan de Inversión Pública)	40.000.000.000
Transferencias Diversas	200.000.000
C. Resultado Económico: Desahorro	**(42.672.733.726)**
II. Cuenta de Capital	
A. Recursos de Capital	**(42.672.733.726)**
- Desahorro en la Cuenta Corriente	(42.672.733.726)
B. Gastos de Capital	**170.000.000**
- Activos Reales	167.000.000
Repuestos y Reparaciones Mayores	116.500.000
Otros Activos Reales	50.500.000
- Activos Intangibles	3.000.000
C. Resultado Financiero: Déficit	**(42.842.733.726)**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
A. Recursos Financieros	**64.842.733.726**
- Activos Financieros	64.842.733.726
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	10.497.456.636
Disminución de Caja y Bancos	54.345.277.090
B. Aplicaciones Financieras	**64.842.733.726**
- Pasivos Financieros	22.000.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	22.000.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	50.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	32.500.000
Disminución de Otras Cuentas y Efectos a Pagar	607.000.000
Disminución de Otros Pasivos Circulantes	21.310.500.000
- Déficit	42.842.733.726

A0153
Servicio Autónomo Hospital Universitario de Maracaibo (HUM)

SERVICIO AUTÓNOMO HOSPITAL UNIVERSITARIO DE MARACAIBO (HUM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM) fue creado mediante Decreto del Ejecutivo Nacional N° 735, de fecha 28 de junio de 1995, publicado en la Gaceta Oficial N° 35.760 del 26 de Julio de 1995. Funcionó como unidad del Ministerio de Sanidad y Asistencia Social hasta mediados de 1997, a partir de esa fecha inició operaciones como Servicio Autónomo.

El Hospital es tipo IV y presta atención médica en los tres niveles, cobertura regional y circunvecina; consultas externas en todas las especialidades y los departamentos clínicos básicos; realiza actividades conjuntamente con la Universidad del Zulia (LUZ) y tiene convenio de cooperación bilateral, dicta clases de docencia, pregrado y 32 postgrados. Además, la LUZ proporciona recursos de profesores, algunos técnicos, equipos y asesoría, pero no realiza ningún aporte económico directo al hospital.

El SAHUM proyecta para el año 2004 las siguientes metas: 41.007 pacientes admitidos, 40.352 pacientes egresados, 642 promedio diario de pacientes, 11.701 intervenciones quirúrgicas y 108.000 radiografías, entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**51.262.175.124**
- Transferencias para Financiar Gastos Corrientes	51.262.175.124
Del Sector Público	
Ministerio de Salud y Desarrollo Social	51.262.175.124
Ordinario	35.883.522.587
Gestión Fiscal	13.328.165.532
Otras Fuentes	2.050.487.005
Recursos de Capital	**688.881.237**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	170.000.000
- Disminución de Inventarios	518.881.237
Recursos Financieros	**4.965.000.000**
- Activos Financieros	4.965.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	4.965.000.000
TOTAL	**56.916.056.361**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**50.251.056.361**
- Gastos de Consumo	50.251.056.361
Gastos de Personal	35.530.508.107
Materiales y Suministros	11.310.191.428
Servicios No Personales	2.721.475.589
Variación de Inventarios	518.881.237
Otros Gastos de Instituciones Descentralizadas	170.000.000
Depreciación y Amortización	170.000.000
Gastos de Capital	**1.700.000.000**
- Activos Reales	1.700.000.000
Repuestos y Reparaciones Mayores	1.700.000.000
Aplicaciones Financieras	**4.965.000.000**
- Pasivos Financieros	4.965.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.965.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.635.630.712
Disminución de Cuentas a Pagar por Retenciones Laborales	3.329.369.288
TOTAL	**56.916.056.361**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Admisión	Paciente	41.007
Promedio Diario de Paciente	Paciente	642
Egreso	Paciente	40.352
Cama en Servicio	Cama	718
Paciente Día	Paciente	234.394
Parto Atendido	Número	12.898
Intervención Quirúrgica	Número	11.701
Radiografía	Número	108.000
Estudio Tomográfico	Número	3.600
Diálisis	Paciente	22.850

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**2.448**	**12.662.009.806**
Directivo	4	44.436.000
Profesional y Técnico	519	3.592.665.695
Personal Administrativo	116	911.436.531
Personal Médico	370	3.709.679.708
Obreros	1.439	4.403.791.872
TOTAL	**2.448**	**12.662.009.806**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	120	520.574.918
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110	19	122.823.008
VIII	547.111 - 597.111	175	1.244.512.630
IX	597.112 - 647.112	185	1.387.408.148
X	647.113 - 697.113	128	1.013.292.510
XI	697.114 - 747.114	48	406.658.022
XII	747.115 - 797.115	143	1.302.391.340
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118	58	655.670.063
XVI	947.119 - 997.119	73	857.756.260
XVII	997.120 Y MÁS	60	747.131.035
	TOTAL	**1.009**	**8.258.217.934**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	1.439	4.403.791.872
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**1.439**	**4.403.791.872**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Administración	12.765.128.809
02	Área Docente Asistencial y de Investigación	39.015.927.552
99	Partidas no Asignables a Programas	5.135.000.000
	TOTAL	**56.916.056.361**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	35.530.508.107
4.02	Materiales y Suministros	11.310.191.428
4.03	Servicios no Personales	2.721.475.589
4.04	Activos Reales	1.700.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	4.965.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	170.000.000
	"Variación de Inventarios"	518.881.237
	TOTAL	**56.916.056.361**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**51.262.175.124**
- Transferencias Para Financiar Gastos Corrientes	51.262.175.124
Del Sector Público	51.262.175.124
De la Administración Central	51.262.175.124
B. Gastos Corrientes	**50.251.056.361**
- Gastos de Consumo	50.251.056.361
Gastos de Personal	35.530.508.107
Materiales y Suministros	11.310.191.428
Servicios no Personales	2.721.475.589
Variación de Inventarios	518.881.237
Otros Gastos de Instituciones Descentralizadas	170.000.000
Depreciación y Amortización	170.000.000
C. Resultado Económico : Ahorro	**1.011.118.763**
II. Cuenta de Capital	
A. Recursos de Capital	**1.700.000.000**
- Ahorro en la Cuenta Corriente	1.011.118.763
- Disminución de Inventarios	518.881.237
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	170.000.000
B. Gastos de Capital	**1.700.000.000**
- Activos Reales	1.700.000.000
Repuestos y Reparaciones Mayores	1.700.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**4.965.000.000**
- Activos Financieros	4.965.000.000
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	4.965.000.000
B. Aplicaciones Financieras	**4.965.000.000**
- Pasivos Financieros	4.965.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	4.965.000.000

A0181
Servicio Autónomo Instituto de Biomedicina

SERVICIO AUTÓNOMO INSTITUTO DE BIOMEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El SAIB es un Organismo adscrito al Ministerio de Salud y Desarrollo Social (MSDS) y vinculado a la Universidad Central de Venezuela (UCV) y al Hospital Vargas de Caracas (HV). Está orientado a la investigación y control de diversas enfermedades endémicas (lepra, leishmaniasis, oncocercosis, chagas, tuberculosis, parasitosis intestinal, etc) desde la perspectiva de la atención integral en salud, investigaciones operacionales y socio-epidemiológicas; así como el desarrollo de la docencia y capacitación de recursos humanos, tanto en el área académica universitaria como en los servicios y programas de salud asociados a las referidas endemias.

En este sentido, el SAIB se desempeña como organismo normativo de la investigación y control de las enfermedades endémicas, asociado al desarrollo de la docencia y las investigaciones, concentrando sus metas en la ejecución de los programas del control y prevención de la lepra, leishmaniasis y oncocercosis o ceguera de los ríos, cuyo nombre obedece al padecimiento de ceguera en los afectados; además realizan investigaciones en el área de la tuberculosis, parasitosis intestinal, diarreas infantiles, micosis y otras afecciones.

En este sentido se prevé en el caso de la lepra, detectar 750 pacientes contagiados, darle tratamiento a 18.000 enfermos y realizar 3.000 visitas epidemiológicas. Con respecto a la leishmaniasis se diagnosticarán y atenderán un total de 2.600 pacientes, a igual número se le aplicará tratamiento y se producirán 24.000 vacunas especiales para el tratamiento de esta enfermedad. Por otro lado, la oncocercosis se controlará este año a través de evaluaciones epidemiológicas rápidas a 40 comunidades. Se aplicará tratamiento con invermectina a 1.250 comunidades y a 192.612 personas; atendiendo a 40 pacientes con enfermedades dermatológicas y se realizarán 48 proyectos de investigación con el propósito de abocarse a devolver la salud a los sectores sociales afligidos

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.528.255.836**
- Transferencias para Financiar Gastos Corrientes	2.405.637.034
Del Sector Público	2.405.637.034
Ministerio de Salud y Desarrollo Social	
Ordinario	1.683.945.924
Gestión Fiscal	625.465.629
Otras Fuentes	96.225.481
- Otros Ingresos Corrientes	122.618.802
Ingresos de la Propiedad	122.618.802
Recursos de Capital	**56.226.431**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	56.226.431
Recursos Financieros	**182.429.341**
- Activos Financieros	182.429.341
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	182.429.341
TOTAL	**2.766.911.608**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.586.021.103**
- Gastos de Consumo	2.586.021.103
Gastos de Personal	2.199.035.713
Materiales y Suministros	138.510.434
Servicios No Personales	192.248.525
Otros Gastos de Instituciones Descentralizadas	56.226.431
Depreciación y Amortización	56.226.431
Aplicaciones Financieras	**180.890.505**
- Pasivos Financieros	180.890.505
Servicio de la Deuda Pública y Disminución de Otros Pasivos	180.890.505
Disminución de Cuentas y Efectos a Pagar a Proveedores	76.000.702
Disminución de Cuentas a Pagar por Retenciones Laborales	30.990.300
Disminución de Otras Cuentas y Efectos a Pagar	73.899.503
TOTAL	**2.766.911.608**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Control de Lepra		
Detección de Casos	Paciente	750
Tratamiento Suministrado	Tratamiento	18.000
Vigilancia Epidemiológica	Visita	3.000
Control de Leishmaniasis Cutánea y Visceral		
Aplicación de Tratamientos	Paciente	2.600
Diagnóstico de Casos	Paciente	2.600
Producción de Vacunas	Vacuna	24.000
Control de Oncocercosis		
Evaluaciones Epidemiológicas Rápidas	Comunidad	40
Tratamiento con Invermectina	Comunidad	1.250
Tratamiento con Invermectina	Paciente	192.612
Atención y Control de Enfermedades Dermatológicas	Paciente	40.000
Capacitación en Enfermedades Dermatológicas	Alumno	172
Capacitación en Servicio	Pasante	2.470
Ejecución de Proyectos de Investigación	Proyecto	48

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**126**	**713.927.000**
Directivo	1	11.992.000
Profesional y Técnico	25	144.464.000
Personal Administrativo	42	136.973.000
Personal de Investigación	8	67.085.000
Personal Médico	17	253.140.000
Obreros	33	100.273.000
Personal Contratado	**51**	**400.264.000**
Profesional y Técnico	36	329.541.000
Obreros	15	70.723.000
TOTAL	**177**	**1.114.191.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	39	123.816.000
III	297.106 - 347.106	13	53.485.000
IV	347.107 - 397.107	4	18.932.000
V	397.108 - 447.108		
VI	447.109 - 497.109	6	34.925.000
VII	497.110 - 547.110	13	80.022.000
VIII	547.111 - 597.111		
IX	597.112 - 647.112	9	69.222.000
X	647.113 - 697.113	11	87.224.000
XI	697.114 - 747.114		
XII	747.115 - 797.115	3	27.324.000
XIII	797.116 - 847.116	6	59.616.000
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119	2	23.184.000
XVII	997.120 Y MÁS	23	365.445.000
	TOTAL	**129**	**943.195.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	38	117.586.000
III	297.106 - 347.106	2	8.184.000
IV	347.107 - 397.107		
V	397.108 - 447.108	3	14.881.000
VI	447.109 - 497.109	3	17.388.000
VII	497.110 - 547.110	1	6.333.000
VIII	547.111 - 597.111	1	6.624.000
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**48**	**170.996.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Central de Apoyo	1.157.264.286
02	Control de Enfermedades y Atención Médica	541.958.864
03	Investigación y Docencia	830.571.522
99	Partidas no Asignables a Programas	237.116.936
	TOTAL	**2.766.911.608**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.199.035.713
4.02	Materiales y Suministros	138.510.434
4.03	Servicios no Personales	192.248.525
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	180.890.505
4.08	Otros Gastos de Instituciones Descentralizadas	56.226.431
	TOTAL	**2.766.911.608**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.528.255.836**
- Transferencias Para Financiar Gastos Corrientes	2.405.637.034
Del Sector Público	2.405.637.034
De la Administración Central	2.405.637.034
- Otros Ingresos Corrientes	122.618.802
Ingresos de la Propiedad	122.618.802
Intereses por Dinero en Depósito	122.618.802
B. Gastos Corrientes	**2.586.021.103**
- Gastos de Consumo	2.586.021.103
Gastos de Personal	2.199.035.713
Materiales y Suministros	138.510.434
Servicios no Personales	192.248.525
Otros Gastos de Instituciones Descentralizadas	56.226.431
Depreciación y Amortización	56.226.431
C. Resultado Económico : Desahorro	**(57.765.267)**
II. Cuenta de Capital	
A. Recursos de Capital	**(1.538.836)**
- Desahorro en la Cuenta Corriente	(57.765.267)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	56.226.431
C. Resultado Financiero: Déficit	**(1.538.836)**
III. Cuenta Financiera	
A. Recursos Financieros	**182.429.341**
- Activos Financieros	182.429.341
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	182.429.341
B. Aplicaciones Financieras	**182.429.341**
- Pasivos Financieros	180.890.505
Servicio de la Deuda Pública y Disminución de otros Pasivos	180.890.505
Disminución de Cuentas y Efectos a Pagar a Proveedores	76.000.702
Disminución de Cuentas a Pagar por Retenciones Laborales	30.990.300
Disminución de Otras Cuentas y Efectos a Pagar	73.899.503
- Déficit Financiero	1.538.836

A0305

Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)

FUNDACIÓN CENTRO DE ESTUDIOS BIOLÓGICOS SOBRE CRECIMIENTO Y DESARROLLO DE LA POBLACIÓN VENEZOLANA (FUNDACREDESA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Centro de Estudios sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA), tiene como actividad principal investigar y estudiar los cambios que continuamente se producen en la sociedad venezolana ante la incidencia e influencia de factores de tipo cultural, ambiental y socioeconómico.

La característica de todas las investigaciones de Fundacredesa, es la de su orientación, no solamente para que cumplan necesidades de orden científico, sino también para que siempre estén dirigidas al conocimiento y solución de la multiplicidad de problemas que presenta la nación venezolana.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.649.320.594**
- Transferencias para Financiar Gastos Corrientes	1.612.720.594
Del Sector Público	1.612.720.594
Ministerio de Salud y Desarrollo Social	
Ordinario	1.128.904.416
Gestión Fiscal	419.307.354
Otras Fuentes	64.508.824
- Ingresos por Actividades Propias	18.600.000
Ingresos no Tributarios	18.600.000
- Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Recursos de Capital	**36.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	36.000.000
Recursos Financieros	**61.723.452**
- Activos Financieros	61.723.452
Disminución de Caja y Bancos	43.469.323
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	18.254.129
TOTAL	**1.747.044.046**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.693.310.285**
- Gastos de Consumo	1.655.887.180
Gastos de Personal	1.344.947.874
Materiales y Suministros	75.317.810
Servicios No Personales	199.621.496
Otros Gastos de Instituciones Descentralizadas	36.000.000
Depreciación y Amortización	36.000.000
- Otros Gastos Corrientes	37.423.105
Transferencias	37.423.105
Transferencias Corrientes al Sector Privado	37.423.105
Gastos de Capital	**30.000.000**
- Activos Reales	30.000.000
Adquisición de Maquinarias y demás Equipos	30.000.000
Aplicaciones Financieras	**23.733.761**
- Pasivos Financieros	23.733.761
Servicio de la Deuda Pública y Disminución de otros Pasivos	23.733.761
Disminución de Otras Cuentas y Efectos a Pagar	23.733.761
TOTAL	**1.747.044.046**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Condiciones de Vida de la Población venezolana	Hogar	2.256
Técnicas Antropométricas	Curso	2
Curso de Maduración Esquelética	Curso	3
Curso de Introducción al Desarrollo Humano	Curso	3
Estudios, Proyectos y Líneas de Investigación	Proyecto	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**64**	**473.809.250**
Directivo	9	133.975.245
Profesional y Técnico	12	91.568.328
Personal Administrativo	10	52.055.568
Personal de Investigación	27	174.786.190
Obrero	6	21.423.919
Personal Fijo a Tiempo Parcial	**1**	**6.632.408**
Personal de Investigación	1	6.632.408
Personal Contratado	**11**	**60.227.535**
Personal Administrativo	1	2.965.248
Personal de Investigación	8	51.331.791
Obrero	2	5.930.496
TOTAL	**76**	**540.669.193**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.965.248
II	247.105 _ 297.105	11	37.330.476
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	21	109.864.490
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	8	53.799.490
IX	597.112 _ 647.112		
X	647.113 _ 697.113	6	49.927.296
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	5	46.994.450
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	16	212.433.328
	TOTAL	**68**	**513.314.778**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2	5.930.496
II	247.105 __ 297.105	4	13.888.627
III	297.106 __ 347.106	2	7.535.292
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**8**	**27.354.415**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**5**	**37.425.709**
Jubilado	5	37.425.709
TOTAL	**5**	**37.425.709**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Estudio Condiciones de Vida del Venezolano	1.747.044.046
	TOTAL	**1.747.044.046**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.344.947.874
4.02	Materiales y Suministros	75.317.810
4.03	Servicios no Personales	199.621.496
4.04	Activos Reales	30.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	23.733.761
4.07	Transferencias	37.423.105
4.08	Otros Gastos de Instituciones Descentralizadas	36.000.000
	TOTAL	**1.747.044.046**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.649.320.594**
- Transferencias Para Financiar Gastos Corrientes	1.612.720.594
Del Sector Público	1.612.720.594
- Ingresos por Actividades Propias	18.600.000
Ingresos no Tributarios	18.600.000
Venta de Libros	18.000.000
Fotocopias	600.000
- Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Intereses por Dinero en Depósito	18.000.000
B. Gastos Corrientes	**1.693.310.285**
- Gastos de Consumo	1.655.887.180
Gastos de Personal	1.344.947.874
Materiales y Suministros	75.317.810
Servicios No Personales	199.621.496
Otros Gastos de Instituciones Descentralizadas	36.000.000
Depreciación y Amortización	36.000.000
- Otros Gastos Corrientes	37.423.105
Transferencias	37.423.105
Transferencias Corrientes al Sector Privado	37.423.105
Transferencias	37.423.105
C. Resultado Económico: Desahorro	**(43.989.691)**
II. Cuenta de Capital	
A. Recursos de Capital	**(7.989.691)**
- Desahorro en la Cuenta Corriente	(43.989.691)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	36.000.000
B. Gastos de Capital	**30.000.000**
- Activos Reales	30.000.000
Adquisición de Maquinarias y demás Equipos	30.000.000
C. Resultado Financiero: Déficit	**(37.989.691)**
III. Cuenta Financiera	
A. Recursos Financieros	**61.723.452**
- Activos Financieros	61.723.452
Disminución de Caja y Bancos	43.469.323
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	18.254.129
B. Aplicaciones Financieras	**61.723.452**
- Pasivos Financieros	23.733.761
Servicio de la Deuda Pública y Disminución de otros Pasivos	23.733.761
Disminución de Otras Cuentas y Efectos a Pagar	23.733.761
- Déficit Financiero	37.989.691

A0306
Fundación José Félix Ribas

FUNDACIÓN JOSÉ FÉLIX RIBAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación fue creada en el año 1986 y tiene por objeto "el funcionamiento, mantenimiento y financiamiento de las comunidades terapéuticas, prevención, rehabilitación e investigación científica sobre el uso de modo inadecuado, abusivo y fuera de la prescripción facultativa, de sustancias estupefacientes y psicotrópicas".

La estructura programática de la Institución está conformada por tres Programas: Dirección General, donde se fijan las políticas y lineamientos de la Institución en el área de drogas, administra y controla la ejecución del resto de los programas; Programa 02 "Prevención", orientado a la formación de una red nacional de promotores de prevención insertos en el sistema educativo y la sociedad civil que brinden orientación pedagógica en todo lo referente al tema de drogas y el Programa 03 "Tratamiento", a través de cual se ofrecen tres modalidades de tratamiento que se determina de acuerdo a las características y necesidades del usuario, tomando en cuenta el tipo de consumo, la problemática del sujeto, las características de la personalidad, la familia y la necesidad de apartarlo o no temporalmente de su ambiente cotidiano, en general el tratamiento comprende la desintoxicación, rehabilitación y reinserción social.

La Fundación tiene planificado para el año 2004 continuar ofreciendo alternativas que contribuyan a la solución de problemas relacionados con el consumo de drogas, mediante la realización de 146 talleres en el área preventiva, proyectando atender 4.130 personas. En el área de tratamiento se estiman atender 32.020 pacientes entre niño(a), adolescente y adultos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.128.174.566**
- Transferencias para Financiar Gastos Corrientes	2.025.857.566
Del Sector Público	
Ministerio de Salud y Desarrollo Social	1.953.857.566
Ordinario	1.367.700.296
Gestión Fiscal	508.002.967
Otras Fuentes	78.154.303
De Gobiernos Estadales	48.000.000
De Gobiernos Municipales	24.000.000
- Otros Ingresos Corrientes	102.317.000
Ingresos por Aportes y Contribuciones	102.317.000
Recursos de Capital	**496.400**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	496.400
Recursos Financieros	**259.107.895**
- Activos Financieros	259.107.895
Disminución de Caja y Bancos	86.756.575
Disminución de Cuentas a Cobrar	172.351.320
TOTAL	**2.387.778.861**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.292.815.361**
- Gastos de Consumo	2.268.285.361
Gastos de Personal	2.060.570.201
Materiales y Suministros	43.061.100
Servicios No Personales	164.157.660
Otros Gastos de Instituciones Descentralizadas	496.400
Depreciación y Amortización	496.400
- Otros Gastos Corrientes	24.530.000
Transferencias	24.530.000
Transferencias Corrientes al Sector Privado	24.000.000
Transferencias Corrientes al Sector Público	530.000
Gastos de Capital	**4.963.500**
- Activos Reales	4.963.500
Adquisición de Maquinarias y demás Equipos	4.963.500
Aplicaciones Financieras	**90.000.000**
- Pasivos Financieros	90.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	90.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	7.720.788
Disminución de Cuentas a Pagar por Retenciones Laborales	82.279.212
TOTAL	**2.387.778.861**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
PROGRAMA PREVENCIÓN		
Taller Para Adolescente	Número	100
Taller Para Padres y Representante	Número	30
Acción Preventiva en Droga a Adolescente Vinculados al Ámbito Comunitario	Actividad	500
Taller Para Promotores Comunitario	Número	8
Taller Para Docente	Número	8
Capacitación Laboral Para Adolescente	Participante	160
Congreso Sobre Prevención	Número	1
Acción Preventiva en Droga a Niño (a) Vinculada al Ámbito Comunitario	Actividad	1.200
PROGRAMA TRATAMIENTO		
Niño(a) Habitan en la Calle Drogodependiente	Niño(a)	20
Adolescente y Jóvenes Drogodependiente	Adolescente	2.055
Adulto Drogodependiente	Adulto	11.445
Familiar de Paciente Drogodependiente	Persona	18.500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**157**	**827.266.000**
Directivo	24	213.657.000
Profesional y Técnico	95	436.992.000
Personal Administrativo	29	105.770.000
Personal Médico	9	70.847.000
Personal Fijo a Tiempo Parcial	**4**	**15.429.000**
Profesional y Técnico	4	15.429.000
Personal Contratado	**2**	**10.000.000**
Profesional y Técnico	2	10.000.000
TOTAL	**163**	**852.695.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	63	205.786.528
III	297.106 - 347.106	5	19.965.060
IV	347.107 - 397.107	20	93.926.976
V	397.108 - 447.108	4	20.413.430
VI	447.109 - 497.109	37	210.037.642
VII	497.110 - 547.110	4	25.601.107
VIII	547.111 - 597.111	1	6.901.205
IX	597.112 - 647.112	9	69.057.559
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115	14	130.272.583
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118	4	43.805.584
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	2	26.927.326
	TOTAL	**163**	**852.695.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	2	**8.337.017**
Jubilados	2	8.337.017
TOTAL	**2**	**8.337.017**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección General	706.626.919
02	Prevención	351.784.284
03	Tratamiento	1.238.871.258
99	Partidas no Asignables a Programas	90.496.400
	TOTAL	**2.387.778.861**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.060.570.201
4.02	Materiales y Suministros	43.061.100
4.03	Servicios no Personales	164.157.660
4.04	Activos Reales	4.963.500
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	90.000.000
4.07	Transferencias	24.530.000
4.08	Otros Gastos de Instituciones Descentralizadas	496.400
	TOTAL	**2.387.778.861**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.128.174.566**
- Transferencias Para Financiar Gastos Corrientes	2.025.857.566
Del Sector Público	2.025.857.566
De la Administración Central	1.953.857.566
De Gobiernos Estadales	48.000.000
De Gobiernos Municipales	24.000.000
- Otros Ingresos Corrientes	102.317.000
Ingresos por Aportes y Contribuciones	102.317.000
Donaciones	102.317.000
B. Gastos Corrientes	**2.292.815.361**
- Gastos de Consumo	2.268.285.361
Gastos de Personal	2.060.570.201
Materiales y Suministros	43.061.100
Servicios no Personales	164.157.660
Otros Gastos de Instituciones Descentralizadas	496.400
Depreciación y Amortización	496.400
- Otros Gastos Corrientes	24.530.000
Transferencias	24.530.000
Transferencias Corrientes al Sector Privado	24.000.000
Centegrupo	24.000.000
Transferencias Corrientes al Sector Público	530.000
Otras	530.000
C. Resultado Económico : Desahorro	**(164.640.795)**
II. Cuenta de Capital	
A. Recursos de Capital	**(164.144.395)**
- Desahorro en la Cuenta Corriente	(164.640.795)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	496.400
B. Gastos de Capital	**4.963.500**
- Activos Reales	4.963.500
Adquisición de Maquinarias y demás Equipos	4.963.500
C. Resultado Financiero: Déficit	**(169.107.895)**
III. Cuenta Financiera	
A. Recursos Financieros	**259.107.895**
- Activos Financieros	259.107.895
Disminución de Caja y Bancos	86.756.575
Disminución de Cuentas a Cobrar	172.351.320
B. Aplicaciones Financieras	**259.107.895**
- Pasivos Financieros	90.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	90.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	7.720.788
Disminución de Cuentas a Pagar por Retenciones Laborales	82.279.212
- Déficit Financiero	169.107.895

A0331
Fondo de Inversión Social de Venezuela-
FONVIS

FONDO DE INVERSIÓN SOCIAL DE VENEZUELA-FONVIS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Fondo de Inversión Social de Venezuela tiene como objetivo la promoción y el financiamiento de programas y proyectos, en correspondencia con las estrategias de desarrollo establecidas por el Ejecutivo Nacional con el fin de contribuir a mejorar los niveles de vida de la población en situación de pobreza de las áreas urbanas y rurales del país.

La Fundación para el año 2004 tiene estimado el manejo de los siguientes programas;

Programa de Apoyo a la Iniciativa de Gestión Social (PAIS): Tiene como objetivo crear un mecanismo piloto de coparticipación público – privado, para financiar proyectos y actividades tendentes a aumentar la cobertura de los servicios sociales destinados a los sectores más excluidos por la red social del estado. Igualmente, se propone adelantar el fortalecimiento institucional de las organizaciones de la sociedad civil involucradas y la consolidación de los canales de participación comunitaria. Las actividades para el presente ejercicio fiscal están orientadas a ejecutar 4 proyectos de atención a niño(a) y adolescente, 18 proyectos de actividades productivas, 2 proyectos de atención al adulto mayor, 4 proyectos en educación, 4 proyectos en salud, 10 proyectos en el área de pesca, agricultura y prestación de servicio y 10 proyectos en redes sociales.

Programa de Inversión y Desarrollo Social (PROINDES): Tiene como propósito mantener un mecanismo nacional de transferencia financiera para proyectos de inversión social a los gobiernos de los estados y municipios, organizaciones de la sociedad civil para el mejoramiento de la calidad de vida de la población de escasos recursos. Tiene proyectado para este año apoyar 7 proyectos de saneamiento ambiental, 3 proyecto en vialidad, 8 proyectos en educación, 1 proyecto de urbanismo, 12 proyectos de salud y 10 proyectos de equipamiento comunitario.

Programa de Administración Delegada: El objetivo de la institución en relación a este programa es la administración financiera del programa cuya ejecución física corresponde a otro organismo, concretamente al Ministerio de Salud de Desarrollo Social, en este caso con el **Programa de Apoyo a la Infancia y Adolescencia (PAIA).** El objetivo de este programa es apoyar la implantación de la nueva institucionalidad encargada de los derechos de los niños, niñas y adolescentes desde su concepción hasta los 18 años. Igualmente, apoyar los órganos que conforman el Sistema de Protección del Niño y del Adolescente y financiar proyectos que sean consistentes con esta nueva institucionalidad. En este sentido, las actividades realizadas por el FONVIS cuando administra programa de administración delegada consisten en:

- Transferencia de recursos a gobernaciones que hayan suscrito convenios de participación y/o ejecución, de acuerdo con las instrucciones que a este efecto le sean asignadas por el Ministerio, a través de sus Oficinas o Unidades de Coordinación y Ejecución.
- Celebrar contratos de prestación de servicios profesionales – consultorías – requeridos en los componentes cuya ejecución corresponde al Ministerio
- Efectuar el control y registro contable de la ejecución y movimiento de recursos administrados por la Fundación y los recursos manejados por los coejecutores miembros de la Red Institucional del Programa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**29.902.937.174**
- Transferencias para Financiar Gastos Corrientes	29.345.329.538
Del Sector Público	
Ministerio de Salud y Desarrollo Social	29.345.329.538
Ordinario	782.837.676
Gestión Fiscal	290.768.280
Otras Fuentes de Financiamiento	44.733.582
Programas y Proyectos	28.226.990.000
- Ingresos por Actividades Propias	181.000.000
Venta de Bienes	181.000.000
- Otros Ingresos Corrientes	376.607.636
Ingresos de la Propiedad	376.607.636
Recursos de Capital	**350.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	350.000.000
Recursos Financieros	**4.681.460.767**
- Activos Financieros	4.681.460.767
Disminución de Caja y Bancos	1.044.809.015
Disminución de Inversiones Temporales	2.686.651.752
Disminución de Otras Cuentas y Efectos a Cobrar	950.000.000
TOTAL	**34.934.397.941**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**30.884.590.000**
- Gastos de Consumo	7.127.200.000
Gastos de Personal	4.112.200.000
Materiales y Suministros	182.700.000
Servicios No Personales	2.482.300.000
Otros Gastos de Instituciones Descentralizadas	350.000.000
Depreciación y Amortización	350.000.000
- Otros Gastos Corrientes	23.757.390.000
Transferencias	23.757.390.000
Transferencias Corrientes al Sector Privado	16.674.395.856
Transferencias Corrientes al Sector Público	7.082.994.144
Gastos de Capital	**408.000.000**
- Activos Reales	408.000.000
Adquisición de Maquinarias y demás Equipos	408.000.000
Aplicaciones Financieras	**3.641.807.941**
- Pasivos Financieros	3.641.807.941
Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.641.807.941
Disminución de Cuentas y Efectos a Pagar a Contratistas	2.691.807.941
Disminución de Otros Pasivos Circulantes	950.000.000
TOTAL	**34.934.397.941**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Programa de Inversión y Desarrollo Social (PROINDES)		
Saneamiento Ambiental	Proyecto	7
Vialidad	Proyecto	3
Educación	Proyecto	8
Urbanismo	Proyecto	1
Salud	Proyecto	12
Equipamiento comunitario	Proyecto	10
Programa Gestión de Organización Social (PAIS)		
Atención a niño(a) y adolescente	Proyecto	4
Actividades productivas	Proyecto	18
Atención al adulto mayor	Proyecto	2
Educación	Proyecto	4
Salud	Proyecto	4
Área de pesca, agricultura y prestación de servicio	Proyecto	10
Redes sociales	Proyecto	10

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**133**	**1.398.900.000**
Directivo	11	121.577.796
Profesional y Técnico	83	1.060.653.296
Personal Administrativo	39	216.668.908
Personal Contratado	**5**	**55.500.000**
Profesional y Técnico	3	30.500.000
Personal Administrativo	2	25.000.000
TOTAL	**138**	**1.454.400.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	11	33.035.492
III	297.106 - 347.106	11	39.217.992
IV	347.107 - 397.107	12	49.983.408
V	397.108 - 447.108	8	39.564.200
VI	447.109 - 497.109	8	42.923.460
VII	497.110 - 547.110	6	35.791.950
VIII	547.111 - 597.111	6	39.524.788
IX	597.112 - 647.112	11	79.216.236
X	647.113 - 697.113	8	62.523.848
XI	697.114 - 747.114	18	150.576.624
XII	747.115 - 797.115	2	18.243.218
XIII	797.116 - 847.116	3	29.827.542
XIV	847.117 - 897.117	5	50.850.453
XV	897.118 - 947.118		
XVI	947.119 - 997.119	2	22.780.888
XVII	997.120 Y MÁS	27	760.339.901
	TOTAL	**138**	**1.454.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	2.078.100.000
02	Inversión Social-(PROINSOL)	637.500.000
03	Apoyo a la Iniciativa de Gestión Social-(PAIS)	8.383.395.856
04	Inversión y Desarrollo Social-(PROINDES)	9.843.594.144
05	Atención a la Infancia y Adolescencia-(PAIA)	10.000.000.000
99	Partidas no Asignables a Programas	3.991.807.941
	TOTAL	**34.934.397.941**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.112.200.000
4.02	Materiales y Suministros	182.700.000
4.03	Servicios no Personales	2.482.300.000
4.04	Activos Reales	408.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	3.641.807.941
4.07	Transferencias	23.757.390.000
4.08	Otros Gastos de Instituciones Descentralizadas	350.000.000
	TOTAL	**34.934.397.941**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**29.902.937.174**
- Transferencias Para Financiar Gastos Corrientes	29.345.329.538
Del Sector Público	29.345.329.538
De la Administración Central	
Ministerio de Salud y Desarrollo Social	29.345.329.538
Ordinario	782.837.676
Gestión Fiscal	290.768.280
Otras Fuentes de Financiamiento	44.733.582
Programas y Proyectos	28.226.990.000
Programa de Inversión y Desarrollo Social (PROINDES)	9.843.594.144
Programa de Apoyo a la Iniciativa de Gestión Social (PAIS)	8.383.395.856
Programa de Apoyo a la Infancia y Adolescencia (PAIA)	10.000.000.000
- Ingresos por Actividades Propias	181.000.000
Venta de Bienes	181.000.000
Ingreso de Operación	181.000.000
- Otros Ingresos Corrientes	376.607.636
Ingresos de la Propiedad	376.607.636
Intereses por Dinero en Depósito	376.607.636
B. Gastos Corrientes	**30.884.590.000**
- Gastos de Consumo	7.127.200.000
Gastos de Personal	4.112.200.000
Materiales y Suministros	182.700.000
Servicios no Personales	2.482.300.000
Otros Gastos de Instituciones Descentralizadas	350.000.000
Depreciación y Amortización	350.000.000
- Otros Gastos Corrientes	23.757.390.000
Transferencias	23.757.390.000
Transferencias Corrientes al Sector Privado	16.674.395.856
Donaciones	5.000.000
Programa de Apoyo a la Iniciativa de Gestión Social (PAIS)	6.669.395.856
Programa de Atención a la Infancia y Adolescencia (PAIA)	10.000.000.000
Transferencias Corrientes al Sector Público	7.082.994.144
Programa de Inversión y Desarrollo Social (PROINDES)	7.082.994.144
C. Resultado Económico : Desahorro	**(981.652.826)**
II. Cuenta de Capital	
A. Recursos de Capital	**(631.652.826)**
- Desahorro en la Cuenta Corriente	(981.652.826)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	350.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**408.000.000**
- Activos Reales	408.000.000
Adquisición de Maquinarias y demás Equipos	408.000.000
C. Resultado Financiero: Déficit	**(1.039.652.826)**
III. Cuenta Financiera	
A. Recursos Financieros	**4.681.460.767**
- Activos Financieros	4.681.460.767
Disminución de Caja y Bancos	1.044.809.015
Disminución de Inversiones Temporales	2.686.651.752
Disminución de Otras Cuentas y Efectos a Cobrar	950.000.000
B. Aplicaciones Financieras	**4.681.460.767**
- Pasivos Financieros	3.641.807.941
Servicio de la Deuda Pública y Disminución de otros Pasivos	3.641.807.941
Disminución de Cuentas y Efectos a Pagar a Contratistas	2.691.807.941
Disminución de Otros Pasivos Circulantes	950.000.000
- Déficit Financiero	1.039.652.826

A0369

Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)

FUNDACIÓN DEL ESTADO PARA EL SISTEMA NACIONAL DE LAS ORQUESTAS JUVENILES E INFANTILES DE VENEZUELA (FESNOJIV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

(FESNOJIV) es una institución consagrada al rescate pedagógico, ocupacional y ético de la infancia y la juventud, mediante la formación musical y la práctica colectiva de la música en el seno de estructuras orquestales y corales; contribuye a crear un modelo de enseñanza musical y desarrollar un proyecto social que permite forjar la fraternidad, solidaridad, desarrollo de la autoestima, valores éticos y estéticos vinculados al quehacer musical y al desarrollo individual dentro de un ámbito colectivo, para convertirse en un instrumento eficaz de integración e inserción social.

Mediante el programa Formación Musical Básica y Desarrollo Orquestal y Coral, la Fundación estima dictar 87.120 talleres de formación profesional, capacitar a 148.728 niños y adolescentes en teoría musical y 53.337 en instrucción instrumental, formar 216 jóvenes en fabricación y reparación de instrumentos musicales, 11.875 entrenamientos orquestales, 5 presentaciones orquestales nacionales e internacionales, 75 contratos de fortalecimiento institucional y financiero y 180 conciertos nacionales e internacionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**38.889.786.996**
- Transferencias para Financiar Gastos Corrientes	38.520.739.996
Del Sector Público	38.520.739.996
Ministerio de Salud y Desarrollo Social	
Ordinario	21.462.517.997
Gestión Fiscal	7.971.792.399
Otras Fuentes	1.226.429.600
Recursos Provenientes de la Ley de Endeudamiento	7.860.000.000
- Ingresos por Actividades Propias	9.047.000
Venta de Bienes	9.047.000
- Otros Ingresos Corrientes	360.000.000
Ingresos de la Propiedad	360.000.000
Recursos de Capital	**150.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.000.000
Recursos Financieros	**34.147.945.159**
- Activos Financieros	34.147.945.159
Disminución de Caja y Bancos	7.393.494.447
Disminución de Inversiones Temporales	19.305.437.028
Disminución de Efectos a Cobrar a Corto Plazo	1.550.342.434
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.194.248.895
Disminución de Otras Cuentas y Efectos a Cobrar	3.704.422.355
TOTAL	**73.187.732.155**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**33.754.498.000**
- Gastos de Consumo	30.783.805.000
Gastos de Personal	19.868.721.000
Materiales y Suministros	3.108.880.000
Servicios No Personales	7.656.204.000
Otros Gastos de Instituciones Descentralizadas	150.000.000
Depreciación y Amortización	150.000.000
- Otros Gastos Corrientes	2.970.693.000
Transferencias	2.970.693.000
Transferencias Corrientes al Sector Privado	2.917.638.000
Otras Transferencias	53.055.000
Gastos de Capital	**34.583.264.706**
- Activos Reales	33.372.086.706
Adquisición de Maquinarias y demás Equipos	22.822.540.632
Obras de Infraestructura - Estudios y Proyectos	5.385.427.000
Otros Activos Reales	5.164.119.074
- Activos Intangibles	14.200.000
- Gastos Capitalizables	1.196.978.000
Gastos de Personal	614.014.000
Materiales y Suministros	17.037.000
Servicios no Personales	565.927.000
Aplicaciones Financieras	**4.849.969.449**
- Pasivos Financieros	4.849.969.449
Servicio de la Deuda Pública y Disminución de otros Pasivos	4.849.969.449
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.277.135.435
Disminución de Cuentas y Efectos a Pagar a Contratistas	604.465.693
Disminución de Cuentas a Pagar por Retenciones Laborales	351.727.713
Disminución de Otras Cuentas y Efectos a Pagar	1.766.671.159
Disminución de Otros Pasivos no Circulantes	849.969.449
TOTAL	**73.187.732.155**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Teoría Musical	Alumno	148.728
Instrucción Instrumental	Alumno	53.377
Entrenamiento Orquestal	Concierto	11.875
Formación de Jóvenes en la Fabricación y Reparación de Instrumentos Musicales	Alumno	216
Presentación Orquestal Nacional	Gira	2
Presentación Orquestal Internacional	Gira	3
Fortalecimiento Académico Musical	Consultoría	23
Fortalecimiento Institucional y Financiero	Contrato	75
Formación Profesional	Taller	87.120
Proyección Nacional e Internacional	Concierto	180

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**865**	**5.407.828.000**
Directivo	48	451.757.000
Profesional y Técnico	289	2.243.468.000
Personal Administrativo	337	1.444.779.000
Personal Docente	191	1.267.824.000
Personal Fijo a Tiempo Parcial	**273**	**978.466.000**
Personal Docente	273	978.466.000
Personal Contratado	**568**	**3.290.117.000**
Personal Administrativo	568	3.290.117.000
TOTAL	**1.706**	**9.676.411.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	278	691.524.000
II	247.105 _ 297.105	259	841.902.000
III	297.106 _ 347.106	165	633.541.000
IV	347.107 _ 397.107	163	721.817.000
V	397.108 _ 447.108	98	483.200.000
VI	447.109 _ 497.109	44	244.687.000
VII	497.110 _ 547.110	77	487.924.000
VIII	547.111 _ 597.111	153	1.047.544.000
IX	597.112 _ 647.112	157	1.182.507.000
X	647.113 _ 697.113	46	370.293.000
XI	697.114 _ 747.114	53	458.683.000
XII	747.115 _ 797.115	26	238.804.000
XIII	797.116 _ 847.116	14	138.173.000
XIV	847.117 _ 897.117	75	798.094.000
XV	897.118 _ 947.118	6	66.311.000
XVI	947.119 _ 997.119	16	186.037.000
XVII	997.120 Y MAS	76	1.085.370.000
	TOTAL	**1.706**	**9.676.411.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**23**	**185.692.667**
Jubilado	23	185.692.667
TOTAL	**23**	**185.692.667**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales	7.895.076.025
02	Formación Musical Básica y Desarrollo Orquestal y Coral	54.046.942.656
03	Difusión Cultural	6.245.744.025
99	Partidas no Asignables a Programas	4.999.969.449
TOTAL		**73.187.732.155**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	19.868.721.000
4.02	Materiales y Suministros	3.108.880.000
4.03	Servicios no Personales	7.656.204.000
4.04	Activos Reales	34.583.264.706
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	4.849.969.449
4.07	Transferencias	2.970.693.000
4.08	Otros Gastos de Instituciones Descentralizadas	150.000.000
TOTAL		**73.187.732.155**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**38.889.786.996**
- Transferencias Para Financiar Gastos Corrientes	38.520.739.996
Del Sector Público	38.520.739.996
De la Administración Central	38.520.739.996
Ministerio de Salud y Desarrollo Social	
Ordinarios	21.462.517.997
Gestión Fiscal	7.971.792.399
Otras Fuentes	1.226.429.600
Programa y Proyectos	7.860.000.000
Centro de Acción Social por la Música	7.860.000.000
- Ingresos por Actividades Propias	9.047.000
Venta de Bienes	9.047.000
- Inasistencias	2.000.000
- Preavisos	1.982.000
- Ingresos Varios	5.065.000
- Otros Ingresos Corrientes	360.000.000
Ingresos de la Propiedad	360.000.000
Intereses por Dinero en Depósito	360.000.000
B. Gastos Corrientes	**33.754.498.000**
- Gastos de Consumo	30.783.805.000
Gastos de Personal	19.868.721.000
Materiales y Suministros	3.108.880.000
Servicios No Personales	7.656.204.000
Otros Gastos de Instituciones Descentralizadas	150.000.000
Depreciación y Amortización	150.000.000
- Otros Gastos Corrientes	2.970.693.000
Transferencias	2.970.693.000
Transferencias Corrientes al Sector Privado	2.917.638.000
Jubilaciones	132.638.000
Becas en el País	265.000.000
Otras Transferencias Directas a Personas	120.000.000
Otros Subsidios Sociales al Sector Privado	400.000.000
Otras Transferencias Corrientes Sector Privado	2.000.000.000
Otras Transferencias	53.055.000
Aguinaldos al Personal Jubilado	33.159.000
Aporte a la Caja de Ahorro del Personal Jubilado	19.896.000
C. Resultado Económico: Ahorro	**5.135.288.996**
II. Cuenta de Capital	
A. Recursos de Capital	**5.285.288.996**
- Ahorro en la Cuenta Corriente	5.135.288.996
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	150.000.000
B. Gastos de Capital	**34.583.264.706**
- Activos Reales	33.372.086.706
Adquisición de Maquinarias y demás Equipos	22.822.540.632
Obras de Infraestructura	5.385.427.000
Otros Activos Reales	5.164.119.074
- Activos Intangibles	14.200.000

Denominación	Presupuesto 2004
- Gastos Capitalizables	1.196.978.000
Gastos de Personal	614.014.000
Materiales y Suministros	17.037.000
Servicios no Personales	565.927.000
C. Resultado Financiero: Déficit	**(29.297.975.710)**
III. Cuenta Financiera	
A. Recursos Financieros	**34.147.945.159**
- Activos Financieros	34.147.945.159
Disminución de Caja y Bancos	7.393.494.447
Disminución de Inversiones Temporales	19.305.437.028
Disminución de Efectos a Cobrar a Corto Plazo	1.550.342.434
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	2.194.248.895
Disminución de Otras Cuentas y Efectos a Cobrar	3.704.422.355
B. Aplicaciones Financieras	**34.147.945.159**
- Pasivos Financieros	4.849.969.449
Servicio de la Deuda Pública y Disminución de otros Pasivos	4.849.969.449
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.277.135.435
Disminución de Cuentas y Efectos a Pagar a Contratistas	604.465.693
Disminución de Cuentas a Pagar por Retenciones Laborales	351.727.713
Disminución de Otras Cuentas y Efectos a Pagar	1.766.671.159
Disminución de Otros Pasivos no Circulantes	849.969.449
- Déficit Financiero	29.297.975.710

A0818
Sociedad Civil para el Control de
Enfermedades Endémicas y Asistencia al
Indigena, Bolívar (CENASAI BOLIVAR)

SOCIEDAD CIVIL PARA EL CONTROL DE ENFERMEDADES ENDÉMICAS Y ASISTENCIA AL INDIGENA, BOLÍVAR (CENASAI BOLIVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Sociedad Civil CENASAI Bolívar tiene como objetivo principal mejorar la calidad de vida de los indígenas del Estado Bolívar a través del control de las enfermedades endémicas e infecto-contagiosas. Las acciones del Organismo se complementan con las de Malariología y Saneamiento Ambiental del Ministerio de Salud y Desarrollo Social, atendiendo CENASAI Bolívar las regiones Maigualida Parguaza, Ikabaru Pionero, Cuyuní-ven entre otras.

La sociedad Civil desarrolla los siguientes programas:

El Programa Atención Sanitaria al Indígena (ATSAI) que tiene como objetivo prestar atención médica-odontológica integral a los indígenas que están fuera del alcance de los beneficios del Sistema Regional o Nacional de Salud.

El Programa Sistema de Información Local al Indígena (SILOSAI) tiene como objetivo el establecimiento de un sistema local de salud del área rural, con la participación principal de los miembros de la comunidad.

En el año 2004 se tiene estimado realizar 8.100 consultas médico odontológicas, aplicar 7.200 dósis con la finalidad de inmunizar a la población indígena, practicar 13.617 exámenes de laboratorio, nebulizar 16.300 casas y 12.739 visitas a casas, formación y capacitación de 10 personas y brindará 16.300 consultas de enfermería.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**820.405.025**
- Transferencias para Financiar Gastos Corrientes	820.405.025
Del Sector Público	
Ministerio de Salud y Desarrollo Social	420.405.025
Ordinario	294.283.518
Gestión Fiscal	109.305.306
Otras Fuentes	16.816.201
De los Entes Descentralizados	200.000.000
De Gobiernos Estadales	200.000.000
Recursos de Capital	**8.488.522**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	8.488.522
TOTAL	**828.893.547**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**683.805.404**
- Gastos de Consumo	683.805.404
Gastos de Personal	492.118.760
Materiales y Suministros	135.096.122
Servicios No Personales	48.102.000
Otros Gastos de Instituciones Descentralizadas	8.488.522
Depreciación y Amortización	8.488.522
Gastos de Capital	**47.643.741**
- Activos Reales	47.643.741
Adquisición de Maquinarias y demás Equipos	47.643.741
Aplicaciones Financieras	**97.444.402**
- Pasivos Financieros	97.444.402
Servicio de la Deuda Pública y Disminución de Otros Pasivos	97.444.402
Disminución de Cuentas y Efectos a Pagar a Proveedores	97.444.402
TOTAL	**828.893.547**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Revisiones Estadísticas	Número	26
Atención Médico Primaria		
Atención Médica	Consulta	16.900
Inmunizaciones	Dosis/vacuna	7.200
Exámenes de Laboratorio	Cantidad	13.617
Consulta Odontológica	Número	8.100
Campaña Antirrábica		
Visitas	Número	12.739
Nebulizaciones	Cantidad	16.300
Rociamiento	Número	12.739
Sistema Local de Salud		
Contrucciones	Edificación	4
Formación de Personal	Participante	10
Consulta de Enfermería	Cantidad	16.300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Parcial	**17**	**26.762.434**
Obreros	17	26.762.434
Personal Contratado	**60**	**353.596.220**
Profesional y Técnico	30	187.487.426
Obreros	30	166.108.794
TOTAL	**77**	**380.358.654**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110	30	187.487.426
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**30**	**187.487.426**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	17	26.762.434
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109	30	166.108.794
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**47**	**192.871.228**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Apoyo y Coordinación Administrativa	127.007.363
02	Atención Sanitaria al Indígena	425.112.260
04	Sistema de Información Local al Indígena	170.841.000
99	Partidas no Asignables a Programas	105.932.924
	TOTAL	**828.893.547**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	492.118.760
4.02	Materiales y Suministros	135.096.122
4.03	Servicios no Personales	48.102.000
4.04	Activos Reales	47.643.741
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	97.444.402
4.08	Otros Gastos de Instituciones Descentralizadas	8.488.522
	TOTAL	**828.893.547**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**820.405.025**
- Transferencias Para Financiar Gastos Corrientes	820.405.025
Del Sector Público	820.405.025
De la Administración Central	420.405.025
De los Entes Descentralizados	200.000.000
De Gobiernos Estadales	200.000.000
B. Gastos Corrientes	**683.805.404**
- Gastos de Consumo	683.805.404
Gastos de Personal	492.118.760
Materiales y Suministros	135.096.122
Servicios no Personales	48.102.000
Otros Gastos de Instituciones Descentralizadas	8.488.522
Depreciación y Amortización	8.488.522
C. Resultado Económico : Ahorro	**136.599.621**
II. Cuenta de Capital	
A. Recursos de Capital	**145.088.143**
- Ahorro en la Cuenta Corriente	136.599.621
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	8.488.522
B. Gastos de Capital	**47.643.741**
- Activos Reales	47.643.741
Adquisición de Maquinarias y demás Equipos	47.643.741
C. Resultado Financiero: Superávit	**97.444.402**
III. Cuenta Financiera	
A. Recursos Financieros	**97.444.402**
- Superávit Financiero	97.444.402
B. Aplicaciones Financieras	**97.444.402**
- Pasivos Financieros	97.444.402
Servicio de la Deuda Pública y Disminución de otros Pasivos	97.444.402
Disminución de Cuentas y Efectos a Pagar a Proveedores	97.444.402

A0907

Servicio Autónomo Instituto de Altos Estudios
"Dr. Arnoldo Gabaldón"

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS "DR. ARNOLDO GABALDÓN"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Organismo tiene como objetivo desarrollar programas de formación y capacitación de profesionales y técnicos y líneas de investigación en el área de salud pública, con la finalidad de contribuir a la creación de equipos multidisciplinarios, elevada capacidad técnica y científica, que respondan de forma oportuna a las necesidades sociales acordes con las tendencias en salud pública, educación, ciencia y tecnología a nivel nacional e internacional.

La principal actividad de la Institución es la formación académica y de investigación, para ello cuenta con el centro de estudios especializados en enfermedades endémicas, salud ambiental, salud pública y ocupacional e higiene del ambiente laboral. Los programas académicos de postgrado se realizan mediante convenios e intercambios con Universidades Nacionales e Internacionales. Entre las Universidades Nacionales destacan: Central de Venezuela, de los Andes, Simón Rodríguez; a nivel Internacional se realizan intercambios con las Universidades; Québec (Montreal), Houston (Texas), Nova University (sur de Florida), de Porto (Portugal), Libre de Brusellas y las Escuelas de Salud Pública (Cuba) y Oswaldo Feo Cruz (Brasil).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**4.297.291.319**
- Transferencias para Financiar Gastos Corrientes	4.017.501.319
Del Sector Público	4.017.501.319
Ministerio de Salud y Desarrollo Social	4.017.501.319
Ordinario	2.812.250.923
Gestión Fiscal	1.044.550.343
Otras Fuentes	160.700.053
- Ingresos por Actividades Propias	279.790.000
Venta de Servicios	279.790.000
Recursos de Capital	**175.749.798**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	175.749.798
TOTAL	**4.473.041.117**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**4.269.321.117**
- Gastos de Consumo	4.259.321.117
Gastos de Personal	3.187.082.220
Materiales y Suministros	297.180.000
Servicios No Personales	599.309.099
Otros Gastos de Instituciones Descentralizadas	175.749.798
Depreciación y Amortización	175.749.798
- Otros Gastos Corrientes	10.000.000
Transferencias	10.000.000
Transferencias Corrientes al Sector Privado	10.000.000
Gastos de Capital	**203.720.000**
- Activos Reales	203.720.000
Adquisición de Maquinarias y demás Equipos	203.720.000
TOTAL	**4.473.041.117**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Culminación de Postgrados y Maestrías en Epidemiología de las Enfermedades Metaxénicas, Salud Ocupacional e Higiene del Ambiente Laboral y Salud Pública	Alumno Egresado	90
Ingreso en las Áreas de Epidemiología y Enfermedades Metaxénicas, Salud Pública y Salud Ocupacional	Alumno Inscrito	60
Maestría de Entomología en Salud Pública	Alumno Inscrito	5
Programa Intensivo de Formación Plan Nacional de Capacitación	Curso	128
Proyectos de Investigación	Proyecto	6
Publicación de Boletín de Malariología y Salud Ambiental	Boletín	2
Programa de Formación Permanente Dirigido a Equipos Regionales	Programa	1
Programa de Formación Permanente a Distancia	Programa	1
Desarrollo de Eventos Científicos del Instituto	Evento	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**111**	**1.083.431.372**
Directivo	14	236.194.926
Profesional y Técnico	35	262.168.896
Personal Administrativo	23	124.208.682
Personal Docente	30	428.020.017
Obreros	9	32.838.851
Personal Contratado	**19**	**126.100.000**
Profesional y Técnico	14	110.200.000
Obreros	5	15.900.000
TOTAL	**130**	**1.209.531.372**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	2	6.853.078
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108	1	4.800.000
VI	447.109 - 497.109	23	129.355.604
VII	497.110 - 547.110	5	31.361.810
VIII	547.111 - 597.111	9	61.622.299
IX	597.112 - 647.112		
X	647.113 - 697.113	7	55.600.000
XI	697.114 - 747.114	20	178.184.787
XII	747.115 - 797.115		
XIII	797.116 - 847.116	3	28.800.000
XIV	847.117 - 897.117	4	40.843.728
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	42	623.371.215
	TOTAL	**116**	**1.160.792.521**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	5	15.900.000
III	297.106 - 347.106	9	32.838.851
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**14**	**48.738.851**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Coordinación General	1.634.918.079
02	Docencia e Investigación	2.024.188.243
03	Servicio Tecnológico y de Extensión	312.125.484
04	Información y Ediciones	326.059.513
99	Partidas no Asignables a Programas	175.749.798
	TOTAL	**4.473.041.117**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.187.082.220
4.02	Materiales y Suministros	297.180.000
4.03	Servicios no Personales	599.309.099
4.04	Activos Reales	203.720.000
4.07	Transferencias	10.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	175.749.798
	TOTAL	**4.473.041.117**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.297.291.319**
- Transferencias Para Financiar Gastos Corrientes	4.017.501.319
Del Sector Público	4.017.501.319
De la Administración Central	4.017.501.319
- Ingresos por Actividades Propias	279.790.000
Venta de Servicios	279.790.000
Matricula de Cursos	279.790.000
B. Gastos Corrientes	**4.269.321.117**
- Gastos de Consumo	4.259.321.117
Gastos de Personal	3.187.082.220
Materiales y Suministros	297.180.000
Servicios no Personales	599.309.099
Otros Gastos de Instituciones Descentralizadas	175.749.798
Depreciación y Amortización	175.749.798
- Otros Gastos Corrientes	10.000.000
Transferencias	10.000.000
Transferencias Corrientes al Sector Privado	10.000.000
Becas de Perfeccionamiento Profesional en el País	10.000.000
C. Resultado Económico : Ahorro	**27.970.202**
II. Cuenta de Capital	
A. Recursos de Capital	**203.720.000**
- Ahorro en la Cuenta Corriente	27.970.202
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	175.749.798
B. Gastos de Capital	**203.720.000**
- Activos Reales	203.720.000
Adquisición de Maquinarias y demás Equipos	203.720.000
C. Resultado Financiero: Equilibrado	

A0910

Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)

CONSEJO NACIONAL DE DERECHOS DEL NIÑO Y DEL ADOLESCENTE (CNDNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA) tiene como objetivo el diseño de políticas para la protección, defensa y derechos del niño, niña y adolescente y tiene a su cargo la coordinación para la consolidación del Sistema de Protección del Niño y del Adolescente.

Es importante señalar que, la formulación de políticas de protección y atención al niño y al adolescente exige que los organismos involucrados en la prestación de los distintos servicios funcionen de forma coordinada. Las nuevas formas de protección requieren de la aplicación de acciones concretas que implican incluir la creación y puesta en funcionamiento de novedosos órganos o servicios de protección y no descuidar los que actualmente existen, considerando que la implementación de la Ley Orgánica para la Protección del Niño y del Adolescente (LOPNA), a nivel regional (hasta cada municipio), implica la descentralización administrativa y supone la transferencia de poder, autoridad y recursos del Gobierno Central y de los Estados a los Municipios.

En este sentido, con la finalidad de evitar duplicidad de funciones y que la asignación de recursos responda a la producción de servicios para la población venezolana en función del Sistema de Protección del Niño, Niña y Adolescentes, para 2004 el Ministerio de Salud y Desarrollo Social con sus organismos adscritos Consejo Nacional de Derechos del Niño y del Adolescente e Instituto Nacional del Menor realizarán acciones coordinadas para dar cumplimiento a La LOPNA, la cual establece en los Artículos 673 y 674 de las disposiciones transitorias y finales, la transferencia de los programas y servicios que presta el INAM a las entidades federales en un plazo no mayor de un año

Adicionalmente, las acciones del CNDNA estarán dirigidas hacia el diseño e implementación de políticas, planes y programas en materia de protección, diseño de estrategias, actividades de coordinación y apoyo y gestión administrativa y financiera para garantizar la protección integral de niños, niñas y adolescente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**5.956.804.438**
- Transferencias para Financiar Gastos Corrientes	5.806.804.438
Del Sector Público	5.806.804.438
Ministerio de Salud y Desarrollo Social	
Ordinario	4.064.763.107
Gestión Fiscal	1.509.769.153
Otras Fuentes	232.272.178
- Otros Ingresos Corrientes	150.000.000
Ingresos de la Propiedad	150.000.000
Recursos de Capital	**77.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	77.000.000
Recursos Financieros	**1.869.162.616**
- Activos Financieros	1.869.162.616
Disminución de Caja y Bancos	1.869.162.616
TOTAL	**7.902.967.054**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**7.422.460.321**
- Gastos de Consumo	5.520.460.321
Gastos de Personal	4.359.564.524
Materiales y Suministros	169.550.000
Servicios No Personales	914.345.797
Otros Gastos de Instituciones Descentralizadas	77.000.000
Depreciación y Amortización	77.000.000
- Otros Gastos Corrientes	1.902.000.000
Transferencias	1.902.000.000
Transferencias Corrientes al Sector Privado	2.000.000
Transferencias Corrientes al Sector Público	1.800.000.000
Otras Transferencias	100.000.000
Gastos de Capital	**25.100.000**
- Activos Reales	25.100.000
Adquisición de Maquinarias y demás Equipos	16.100.000
Adquisición de Equipos de Transporte, Tracción y Elevación	8.000.000
Otros Activos Reales	1.000.000
Aplicaciones Financieras	**455.406.733**
- Pasivos Financieros	455.406.733
Servicio de la Deuda Pública y Disminución de otros Pasivos	455.406.733
Disminución de Otros Pasivos Circulantes	455.406.733
TOTAL	**7.902.967.054**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Gestión de Apoyo y Coordinación	Informe	10
Diseño e Implementación de Políticas	Documento	4
Gestión de Administración Financiera	Informe	8
Protección Integral de Niños y Adolescentes	Estrategia	4

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**140**	**1.738.540.800**
Directivo	19	429.897.600
Profesional y Técnico	73	990.576.000
Personal Administrativo	36	270.547.200
Obrero	12	47.520.000
Personal Fijo a Tiempo Parcial	**3**	**32.076.000**
Profesional y Técnico	3	32.076.000
TOTAL	**143**	**1.770.616.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	36	270.547.200
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	95	1.452.549.600
	TOTAL	**131**	**1.723.096.800**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	12	47.520.000
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**12**	**47.520.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Administrativos	4.089.094.896
02	Sistema Nacional de Regiones de Protección	414.488.120
03	Fondo Nacional de Protección y Economía Social	2.017.163.789
04	Protección Integral	849.813.516
99	Partidas no Asignables a Programas	532.406.733
	TOTAL	**7.902.967.054**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.359.564.524
4.02	Materiales y Suministros	169.550.000
4.03	Servicios no Personales	914.345.797
4.04	Activos Reales	25.100.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	455.406.733
4.07	Transferencias	1.902.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	77.000.000
	TOTAL	**7.902.967.054**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.956.804.438**
- Transferencias Para Financiar Gastos Corrientes	5.806.804.438
Del Sector Público	5.806.804.438
De la Administración Central	5.806.804.438
- Otros Ingresos Corrientes	150.000.000
Ingresos de la Propiedad	150.000.000
Intereses por Dinero en Depósito	150.000.000
B. Gastos Corrientes	**7.422.460.321**
- Gastos de Consumo	5.520.460.321
Gastos de Personal	4.359.564.524
Materiales y Suministros	169.550.000
Servicios No Personales	914.345.797
Otros Gastos de Instituciones Descentralizadas	77.000.000
Depreciación y Amortización	77.000.000
- Otros Gastos Corrientes	1.902.000.000
Transferencias	1.902.000.000
Transferencias Corrientes al Sector Privado	2.000.000
Transferencias Corrientes al Sector Público	1.800.000.000
Otras Transferencias	100.000.000
C. Resultado Económico: Desahorro	**(1.465.655.883)**
II. Cuenta de Capital	
A. Recursos de Capital	**(1.388.655.883)**
- Desahorro en la Cuenta Corriente	(1.465.655.883)
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	77.000.000
B. Gastos de Capital	**25.100.000**
- Activos Reales	25.100.000
Adquisición de Maquinarias y demás Equipos	16.100.000
Adquisición de Equipos de Transporte, Tracción y Elevación	8.000.000
Otros Activos Reales	1.000.000
C. Resultado Financiero: Déficit	**(1.413.755.883)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.869.162.616**
- Activos Financieros	1.869.162.616
Disminución de Caja y Bancos	1.869.162.616
B. Aplicaciones Financieras	**1.869.162.616**
- Pasivos Financieros	455.406.733
Servicio de la Deuda Pública y Disminución de otros Pasivos	455.406.733
Disminución de Otros Pasivos Circulantes	455.406.733
- Déficit Financiero	1.413.755.883

A0936
Instituto Nacional de la Mujer

INSTITUTO NACIONAL DE LA MUJER

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

INAMUJER, fue creado por la Ley de Igualdad de oportunidades para la Mujer, publicada inicialmente en Gaceta Oficial N° 4.635 Extraordinario de fecha 28/09/93; posteriormente dicha Ley es reformada según Gaceta Oficial N° 5.398 Extraordinario de fecha 26/10/99.

Entre las principales metas proyectadas para el año 2004 están previsto realizar 1 Plan de Igualdad de Oportunidades para la Mujer, 1 Plan de Atención y Prevención de la Violencia hacia la mujer, 1 Programa de Fortalecimiento Protagónico y Participación Sociopolítica de la Mujer y finalmente 1 Programa de Desarrollo de los Derechos Económicos en la Mujer.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**4.632.836.969**
- Transferencias para Financiar Gastos Corrientes	4.570.676.969
Del Sector Público	
Ministerio de Salud y Desarrollo Social	4.570.676.969
Ordinario	3.199.473.878
Gestión Fiscal	1.188.376.012
Otras Fuentes	182.827.079
- Otros Ingresos Corrientes	62.160.000
Ingresos de la Propiedad	62.160.000
Recursos de Capital	**22.100.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	22.100.000
TOTAL	**4.654.936.969**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**4.357.749.469**
- Gastos de Consumo	4.322.749.469
Gastos de Personal	2.931.126.165
Materiales y Suministros	387.973.306
Servicios No Personales	981.549.998
Otros Gastos de Instituciones Descentralizadas	22.100.000
Depreciación y Amortización	22.100.000
- Otros Gastos Corrientes	35.000.000
Transferencias	35.000.000
Transferencias Corrientes al Sector Privado	35.000.000
Gastos de Capital	**230.187.500**
- Activos Reales	230.187.500
Repuestos y Reparaciones Mayores	26.656.562
Adquisición de Maquinarias y demás Equipos	104.043.750
Conservaciones Ampliaciones y Mejoras	99.487.188
Aplicaciones Financieras	**67.000.000**
- Pasivos Financieros	67.000.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	67.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	37.000.000
Disminución de Otros Pasivos Circulantes	30.000.000
TOTAL	**4.654.936.969**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Plan de Igualdad de Oportunidades Para la Mujer	Plan	1
Plan de Prevención y Atención de la Violencia Hacia la Mujer	Plan	1
Programa de Derechos de la Mujer y Acceso a la Justicia	Programa	1
Programa de Fortalecimiento y Participación Sociopolítica de la Mujer	Programa	1
Programa de Desarrollo de los Derechos Económicos de la Mujer	Programa	1
Coordinación en Materia de Transversalización del Enfoque de Genero	Proyecto	1

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**102**	**672.751.360**
Directivo	15	249.678.000
Profesional y Técnico	50	290.966.000
Personal Administrativo	23	85.788.640
Obreros	14	46.318.720
Personal Contratado	**75**	**399.406.400**
Personal Administrativo	63	358.280.000
Obreros	12	41.126.400
TOTAL	**177**	**1.072.157.760**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106	23	85.788.640
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109	113	649.246.000
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	15	249.678.000
	TOTAL	**151**	**984.712.640**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	26	87.445.120
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**26**	**87.445.120**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Igualdad y Equidad de Oportunidades para la Mujer	4.565.836.969
99	Partidas no Asignables a Programas	89.100.000
	TOTAL	**4.654.936.969**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.931.126.165
4.02	Materiales y Suministros	387.973.306
4.03	Servicios no Personales	981.549.998
4.04	Activos Reales	230.187.500
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	67.000.000
4.07	Transferencias	35.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	22.100.000
	TOTAL	**4.654.936.969**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.632.836.969**
- Transferencias Para Financiar Gastos Corrientes	4.570.676.969
Del Sector Público	4.570.676.969
De la Administración Central	4.570.676.969
- Otros Ingresos Corrientes	62.160.000
Ingresos de la Propiedad	62.160.000
Intereses por Dinero en Depósito	62.160.000
B. Gastos Corrientes	**4.357.749.469**
- Gastos de Consumo	4.322.749.469
Gastos de Personal	2.931.126.165
Materiales y Suministros	387.973.306
Servicios no Personales	981.549.998
Otros Gastos de Instituciones Descentralizadas	22.100.000
Depreciación y Amortización	22.100.000
- Otros Gastos Corrientes	35.000.000
Transferencias	35.000.000
Transferencias Corrientes al Sector Privado	35.000.000
Donaciones a Personas	35.000.000
C. Resultado Económico : Ahorro	**275.087.500**
II. Cuenta de Capital	
A. Recursos de Capital	**297.187.500**
- *Ahorro en la Cuenta Corriente*	275.087.500
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	22.100.000
B. Gastos de Capital	**230.187.500**
- Activos Reales	230.187.500
Repuestos y Reparaciones Mayores	26.656.562
Adquisición de Maquinarias y demás Equipos	104.043.750
Conservaciones Ampliaciones y Mejoras	99.487.188
C. Resultado Financiero: Superávit	**67.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**67.000.000**
- Superávit Financiero	67.000.000
B. Aplicaciones Financieras	**67.000.000**
- Pasivos Financieros	67.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	67.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	37.000.000
Disminución de Otros Pasivos Circulantes	30.000.000

Ministerio de Agricultura y Tierras

A0070
Procuraduría Agraria Nacional (PAN)

PROCURADURÍA AGRARIA NACIONAL (PAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Procuraduría Agraria Nacional, fue creada con el propósito de prestar asistencia gratuita, judicial y/o extrajudicial a los pequeños productores, comunidades indígenas y pescadores artesanales sin necesidad de la existencia de poder otorgar caución por las acciones que intentare. Así, fue concebida como órgano preponderante dentro de un sistema de protección integral del campesino, teniendo entre sus atribuciones la de intervenir en el requerimiento de los campesinos y de sus organizaciones, en los actos judiciales y extrajudiciales donde fuere solicitado para la defensa de los mismos; de modo que ejerce demandas y recursos en nombre de éstos y cualquier otra actuación en salvaguarda de sus intereses. Igualmente, los protege y defiende de los actos de desalojo de las tierras que ocuparen con fines agrícolas y finalmente cumplió funciones similares a los Jueces de Paz, resolviendo por vía conciliatoria, problemas relacionados con daños a cultivos, deslindes, desalojos, y otros propios de la actividad agrícola y de la vida en el campo.

La Ley de Tierras y Desarrollo Agrario (LTDA), contempla la supresión de la Procuraduría Agraria Nacional (PAN), dispone lo siguiente: " Se suprime la Procuraduría Agraria Nacional. Las funciones de defensa del campesino serán ejercidas por la Defensoría Especial Agraria que al efecto creare o designare el Tribunal Supremo de Justicia, por órgano de la Dirección Ejecutiva de la Magistratura. Dichos defensores estarán igualmente facultados para interponer demandas y toda clase de actuaciones judiciales y extrajudiciales, así como prestar asesoría legal o cualquier otra actividad de apoyo jurídico a los intereses del campesino".

Para el ejercicio fiscal 2004 el presupuesto asciende a Bs. 4.174,8 millones, el cual será financiado con aportes del Ejecutivo Nacional a través del Ministerio de Agricultura y Tierras por Bs. 3.500,0 millones, otros ingresos corrientes por Bs. 42,0 millones, incremento de la depreciación y amortización acumulada Bs. 45,0 millones y recursos financieros por Bs. 587,8 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**3.542.000.000**
- Transferencias para Financiar Gastos Corrientes	3.500.000.000
Del Sector Público	3.500.000.000
Ministerio de Agricultura y Tierras	3.500.000.000
.Recursos Ordinarios	1.750.000.000
.Gestión Fiscal	600.000.000
.Otras Fuentes de Financiamiento	1.150.000.000
- Otros Ingresos Corrientes	42.000.000
Ingresos de la Propiedad	42.000.000
Recursos de Capital	**45.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	45.000.000
Recursos Financieros	**587.821.689**
- Activos Financieros	587.821.689
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	229.900.000
Disminución de Otras Cuentas y Efectos a Cobrar	16.776.000
Disminución de Otros Activos Circulantes	341.145.689
TOTAL	**4.174.821.689**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.081.600.000**
- Gastos de Consumo	2.937.600.000
Gastos de Personal	2.520.000.000
Materiales y Suministros	120.000.000
Servicios No Personales	252.600.000
Otros Gastos de Instituciones Descentralizadas	45.000.000
Depreciación y Amortización	45.000.000
- Otros Gastos Corrientes	144.000.000
Transferencias	144.000.000
Transferencias Corrientes al Sector Privado	144.000.000
Gastos de Capital	**235.000.000**
- Activos Reales	225.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	225.000.000
- Activos Intangibles	10.000.000
Aplicaciones Financieras	**858.221.689**
- Activos Financieros	255.500.000
Incremento de Caja y Bancos	255.500.000
- Pasivos Financieros	602.721.689
Disminución de Otras Cuentas y Efectos a Pagar	602.721.689
TOTAL	**4.174.821.689**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Actuaciones judiciales	Juicio	5.995
Actuaciones extra-judiciales	Gestión	6.407
Gestiones ante otras autoridades administrativas	Gestión	3.435
Asistencia, consultas y asesorías a los beneficiarios de la Ley de Tierras	Persona	60.278
Dinamización de núcleos de productores	Núcleo	2.000
Educación y orientación sobre gestión de organizaciones	Núcleo	2.000
Asesoría para conformación de organizaciones	Núcleo	12.147
Productores atendidos	Persona	10.000
Actas de comparecencia	Unidad	5.000
Citaciones	Unidad	4.500
Actas de denuncia	Unidad	8.000
Consultas verbales	Persona	36.000
Actos conciliatorios	Unidad	482
Difusión de Leyes	Gestión	789
Asesoría, formalización, conformación y consolidación	Gestión	9.869
Personas beneficiadas por organizaciones conformadas	Persona	67.580
Denuncias	Acta	5.698

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**204**	**1.353.413.670**
Directivo	36	705.394.839
Profesional y Técnico	44	174.732.000
Personal Administrativo	79	327.814.959
Obrero	45	145.471.872
Personal Contratado	**5**	**45.000.000**
Empleado	5	45.000.000
TOTAL	**209**	**1.398.413.670**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	123	502.546.959
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	5	45.000.000
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	36	705.394.839
	TOTAL	**164**	**1.252.941.798**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	45	145.471.872
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	45	145.471.872

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**29**	**144.000.000**
Jubilado	17	100.000.000
Pensionado	12	44.000.000
TOTAL	29	144.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	2.133.522.016
02	Asistencia Técnica Legal	1.996.299.673
99	Partidas No Asignables a Programas	45.000.000
	TOTAL	4.174.821.689

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.520.000.000
4.02	Materiales y Suministros	120.000.000
4.03	Servicios No Personales	252.600.000
4.04	Activos Reales	235.000.000
4.05	Activos Financieros	255.500.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	602.721.689
4.07	Transferencias	144.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	45.000.000
	TOTAL	**4.174.821.689**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.542.000.000**
- Transferencias Para Financiar Gastos Corrientes	3.500.000.000
Del Sector Público	3.500.000.000
Ministerio de Agricultura y Tierras	3.500.000.000
.Recursos Ordinarios	1.750.000.000
.Gestión Fiscal	600.000.000
.Otras Fuentes de Financiamiento	1.150.000.000
- Otros Ingresos Corrientes	42.000.000
Ingresos de la Propiedad	42.000.000
Intereses por Dinero en Depósito	42.000.000
B. Gastos Corrientes	**3.081.600.000**
- Gastos de Consumo	2.937.600.000
Gastos de Personal	2.520.000.000
Materiales y Suministros	120.000.000
Servicios No Personales	252.600.000
Otros Gastos de Instituciones Descentralizadas	45.000.000
Depreciación y Amortización	45.000.000
- Otros Gastos Corrientes	144.000.000
Transferencias	144.000.000
Transferencias Corrientes al Sector Privado	144.000.000
Pensionados y Jubilados	144.000.000
C. Resultado Económico: Ahorro	**460.400.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**505.400.000**
- Ahorro en la Cuenta Corriente	460.400.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	45.000.000
B. Gastos de Capital	**235.000.000**
- Activos Reales	225.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	225.000.000
- Activos Intangibles	10.000.000
C. Resultado Financiero: Superávit	**270.400.000**
III. Cuenta Financiera	
A. Recursos Financieros	**858.221.689**
- Activos Financieros	587.821.689
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	229.900.000
Disminución de Otras Cuentas y Efectos a Cobrar	16.776.000
Disminución de Otros Activos Circulantes	341.145.689
- Superávit Financiero	270.400.000
B. Aplicaciones Financieras	**858.221.689**
- Activos Financieros	255.500.000
Incremento de Caja y Bancos	255.500.000
- Pasivos Financieros	602.721.689
Disminución de Otras Cuentas y Efectos a Pagar	602.721.689

A0078
Servicio Autónomo de Sanidad Agropecuaria
(SASA)

SERVICIO AUTÓNOMO DE SANIDAD AGROPECUARIA (SASA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo de Sanidad Agropecuaria tiene como objetivo el estudio, prevención, combate y erradicación de enfermedades agropecuarias, mediante el desarrollo integral de programas sanitarios, dirigidos a cubrir las necesidades del sector productor y agroindustrial; a través de modernas tecnologías, con un personal de excelencia comprometido y capacitado que nos permita propender hacia una economía productiva y competitiva para satisfacer la seguridad alimentaría del país.

Para el año 2004 el presupuesto de gastos asciende a Bs. 18.055,3 millones, que serán financiados con aportes del Ministerio de Agricultura y Tierras por Bs. 14.600,0 millones, ingresos por actividades propias Bs. 3.007,6 millones y recursos de capital Bs. 447,7 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**17.607.610.438**
- Transferencias para Financiar Gastos Corrientes	14.600.000.000
Del Sector Público	14.600.000.000
Ministerio de Agricultura y Tierras	14.600.000.000
.Recursos Ordinarios	10.529.603.500
.Gestión Fiscal	1.000.000.000
.Programas y Proyectos	1.540.793.000
Programas Fitosanitarios: Prevención y Control de la Incidencia Negativa de Anastrepha, Ceratitis y Bactrocera	150.000.000
Programas Fitosanitarios: Sigatoca Negra y Moko en Musaceas. Prevención y Control de Incidencia en Áreas Libres (Pequeños Productores y Población Indígena)	94.543.000
Programas Zoosanitarios: Fiebre Aftosa. Erradicación de la FA con la finalidad de Incrementar la Productividad de la Ganadería de Doble Propósito	1.209.250.000
Programas Zoosanitarios: Encefalitis Equina	87.000.000
.Otras Fuentes de Financiamiento	1.529.603.500
- Ingresos por Actividades Propias	3.007.610.438
Venta de Servicios	628.697.603
Ingresos no Tributarios	2.378.912.835
Recursos de Capital	**447.672.203**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	447.672.203
TOTAL	**18.055.282.641**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**16.514.489.641**
- Gastos de Consumo	16.514.489.641
Gastos de Personal	12.088.709.261
Materiales y Suministros	2.224.144.822
Servicios No Personales	1.753.963.355
Otros Gastos de Instituciones Descentralizadas	447.672.203
Depreciación y Amortización	447.672.203
Gastos de Capital	**1.540.793.000**
- Gastos Capitalizables	1.540.793.000
Gastos de Personal	256.710.410
Materiales y Suministros	786.620.000
Servicios no Personales	497.462.590
TOTAL	**18.055.282.641**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Otorgamiento de certificados y permisos de importación y exportación fitosanitarias	Permiso	20.298
Otorgamiento de certificados y permisos de importación y exportación zoosanitarias	Permiso	15.334
Diagnostico fito y zoosanitarias	Prueba	23.943
Campañas fito y zoosanitarias	Campaña	21

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**628**	**4.540.937.000**
Directivo	30	282.936.000
Profesional y Técnico	386	3.587.603.000
Personal Administrativo	178	565.654.000
Obrero	34	104.744.000
Personal Contratado	**120**	**344.750.000**
Personal Administrativo	94	280.883.000
Obrero	26	63.867.000
TOTAL	**748**	**4.885.687.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	102	275.991.000
II	247.105 - 297.105	137	442.761.000
III	297.106 - 347.106	30	111.937.000
IV	347.107 - 397.107	1	4.447.000
V	397.108 - 447.108	8	42.625.000
VI	447.109 - 497.109	27	158.189.000
VII	497.110 - 547.110	9	57.142.000
VIII	547.111 - 597.111	20	139.362.000
IX	597.112 - 647.112	45	340.625.000
X	647.113 - 697.113	123	1.017.064.000
XI	697.114 - 747.114	46	401.919.000
XII	747.115 - 797.115	20	185.801.000
XIII	797.116 - 847.116	9	89.985.000
XIV	847.117 - 897.117	30	317.206.000
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	81	1.132.022.000
	TOTAL	**688**	**4.717.076.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	32	74.408.000
II	247.105 - 297.105	25	79.662.000
III	297.106 - 347.106		
IV	347.107 - 397.107	3	14.541.000
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**60**	**168.611.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	15.980.599.105
02	Sanidad Animal	948.540.000
03	Sanidad Vegetal	418.281.333
04	Sanidad Estatal	260.190.000
99	Partidas no Asignables a Programas	447.672.203
	TOTAL	**18.055.282.641**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	12.088.709.261
4.02	Materiales y Suministros	2.224.144.822
4.03	Servicios no Personales	1.753.963.355
4.04	Activos Reales	1.540.793.000
4.08	Otros Gastos de Instituciones Descentralizadas	447.672.203
	TOTAL	**18.055.282.641**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.607.610.438**
- Transferencias Para Financiar Gastos Corrientes	14.600.000.000
Del Sector Público	14.600.000.000
Ministerio de Agricultura y Tierras	14.600.000.000
.Recursos Ordinarios	10.529.603.500
.Gestión Fiscal	1.000.000.000
.Programas y Proyectos	1.540.793.000
Programas Fitosanitarios: Prevención y control de la Incidencia Negativa de Anastrepha, Ceratitis y Bactrocera	150.000.000
Programas Fitosanitarios: Sigatoca Negra y Moko en Musaceas. Prevención y Control de Incidencia en áreas Libres (Pequeños Productores y Población Indígena)	94.543.000
Programas Zoosanitarios: Fiebre Aftosa. Erradicación de la FA con la finalidad de Incrementar la Productividad de la Ganadería de doble Propósito	1.209.250.000
Programas Zoosanitarios: Encefalitis Equina	87.000.000
.Otras Fuentes de Financiamiento	1.529.603.500
- Ingresos por Actividades Propias	3.007.610.438
Venta de Servicios	628.697.603
Ingresos por Régimen Tarifario	42.497.603
Ingresos por Guías de Movilización	586.200.000
Ingresos no Tributarios	2.378.912.835
Ingresos Derivados de la ley de Timbre Fiscal	2.378.912.835
B. Gastos Corrientes	**16.514.489.641**
- Gastos de Consumo	16.514.489.641
Gastos de Personal	12.088.709.261
Materiales y Suministros	2.224.144.822
Servicios no Personales	1.753.963.355
Otros Gastos de Instituciones Descentralizadas	447.672.203
Depreciación y Amortización	447.672.203
C. Resultado Económico : Ahorro	**1.093.120.797**
II. Cuenta de Capital	
A. Recursos de Capital	**1.540.793.000**
- Ahorro en la Cuenta Corriente	1.093.120.797
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	447.672.203
B. Gastos de Capital	**1.540.793.000**
- Gastos Capitalizables	1.540.793.000
Gastos de Personal	256.710.410
Materiales y Suministros	786.620.000
Servicios no Personales	497.462.590
C. Resultado Financiero: Equilibrado	

A0302
Fundación de Capacitación e Innovación para
el Desarrollo Rural (CIARA)

FUNDACIÓN DE CAPACITACIÓN E INNOVACIÓN PARA EL DESARROLLO RURAL (CIARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA), es un organismo tutelado por el Ministerio de Agricultura y Tierras, cuya misión fundamental es facilitar la generación de capacidades en las familias rurales para que sean protagonistas de su propio desarrollo. El ente tiene por objeto promover, ejecutar y financiar programas de capacitación y extensión para el desarrollo orientado fundamentalmente a productores agrícolas y sus familias, con la finalidad de impulsar el crecimiento, condiciones de vida en el ámbito rural, al tiempo de contribuir con la reducción de los desequilibrios existentes en lo urbano – rural, incorporando a las poblaciones rurales en el proceso de contribución de un país que demanda relaciones armónicas y equitativas, tanto en lo espacial como en lo socio-económico y ambiental.

El Ente para la ejecución de los programas dirigidos al desarrollo rural del país, tiene un presupuesto de gastos que asciende a Bs. 47.025,1 millones; para su financiamiento cuenta con recursos provenientes del Ministerio de Agricultura y Tierras por Bs. 46.292,7 millones, de los cuales Bs. 35.549,6 millones son para cubrir gastos corrientes y Bs. 10.743,1 millones para gastos de capital; recursos propios por Bs. 243,6 millones, incremento de la depreciación y amortización acumulada Bs. 240,0 millones y disminución de caja y bancos por Bs. 248,8 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**35.793.188.765**
- Transferencias para Financiar Gastos Corrientes	35.549.588.765
Del Sector Público	35.549.588.765
Ministerio de Agricultura y Tierras	35.549.588.765
.Recursos Ordinarios	6.542.460.469
.Gestión Fiscal	23.329.178.533
Programa de Extensión Agrícola	2.890.836.837
Programa para la Seguridad Alimentaria y Desarrollo Rural (PESA)	1.300.000.000
Programa de Multiplicación de Semillas para la Seguridad Alimentaria	3.840.000.000
Convenio de Cooperación	15.298.341.696
.Programas y Proyectos	5.677.949.763
Programa de Extensión Agrícola	1.810.909.091
Apoyo a Pequeños Productores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE I	983.952.000
Apoyo a Pequeños Productores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE II	1.116.180.000
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	719.783.564
Programa de Desarrollo de Comunidades Rurales Pobres	375.125.108
Programa de Extensión en Desarrollo Rural (Preinversión) Donación Gobierno Japonés	672.000.000
- Ingresos por Actividades Propias	243.600.000
Venta de Servicios	243.600.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Recursos de Capital	**10.983.136.889**
- Transferencias para Financiar Gastos de Capital	10.743.136.889
Del Sector Público	10.743.136.889
Ministerio de Agricultura y Tierras	10.743.136.889
.Recursos Ordinarios	3.421.668.253
.Programas y Proyectos	7.321.468.636
Programa de Extensión Agrícola	109.090.909
Apoyo a Pequeños Productores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE I	1.306.848.000
Apoyo a Pequeños Productores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE II	2.156.068.440
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	2.440.843.636
Programas de Desarrollo de Comunidades Rurales Pobres	1.308.617.651
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	240.000.000
Recursos Financieros	**248.754.000**
- Activos Financieros	248.754.000
Disminución de Caja y Bancos	248.754.000
TOTAL	**47.025.079.654**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**31.108.478.861**
- Gastos de Consumo	27.348.341.616
Gastos de Personal	6.408.095.347
Materiales y Suministros	1.049.126.850
Servicios No Personales	19.651.119.419
Otros Gastos de Instituciones Descentralizadas	240.000.000
Depreciación y Amortización	240.000.000
- Otros Gastos Corrientes	3.760.137.245
Transferencias	3.760.137.245
Transferencias Corrientes al Sector Privado	3.760.137.245
Gastos de Capital	**15.779.100.793**
- Activos Reales	8.598.662.582
Adquisición de Maquinarias y demás Equipos	8.598.662.582
- Gastos Capitalizables	7.180.438.211
Servicios no Personales	5.670.545.921
Transferencias	1.509.892.290
Aplicaciones Financieras	**137.500.000**
- Activos Financieros	137.500.000
Concesión de Préstamos	137.500.000
TOTAL	**47.025.079.654**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Coordinadores estatales de extensión	Coordinador	14
Núcleos incorporados	Núcleo	100
Usuarios directos	Usuario	21.000
Extensionistas	Extensionista	300
Estudios especiales	Estudio	2
Estudios de impacto	Estudio	300
Estados asistidos	Estado	8
Municipios asistidos	Municipio	37
Comunidades asistidas	Comunidad	779
Usuarios/as sincerados	Usuario	23.613
Familias sinceradas	Familia	19.363
Organizaciones sociocomunitarias	Organización	652
Organizaciones financieras	Organización	155
Organizaciones económico-productivas	Organización	274
Proyectos comunitarios	Proyecto	1.200
Convenios alcaldías	Convenio	34
Micro-empresas asistidas	Micro-empresa	36
Cajas rurales asistidas	Caja	32
Organizaciones comunitarias asistidas	Organización	12
Créditos Otorgados	Crédito	15

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**14**	**176.851.980**
Directivo	4	74.409.132
Profesional y Técnico	5	71.515.776
Personal Administrativo	5	30.927.072
Personal Contratado	**209**	**2.044.700.420**
Empleado	209	2.044.700.420
TOTAL	**223**	**2.221.552.400**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	5	30.927.072
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	209	2.044.700.420
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	9	145.924.908
	TOTAL	**223**	**2.221.552.400**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	3	**30.440.917**
Jubilado	2	25.535.072
Pensionado	1	4.905.845
TOTAL	**3**	**30.440.917**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Ciara -funcionamiento	2.011.722.501
03	Donación Fida	248.754.000
04	Extensión Agrícola	8.373.673.674
05	Prodecop	3.949.139.143
07	Prosalafa I y Prosalafa II	7.459.173.440
08	Convenio de Cooperación	15.298.341.696
09	Pesa	5.140.000.000
10	Desarrollo de Cadenas Agroproductivas en la Región Barlovento	4.304.275.200
99	Partidas no Asignables a Programas	240.000.000
	TOTAL	**47.025.079.654**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	6.408.095.347
4.02	Materiales y Suministros	1.049.126.850
4.03	Servicios No Personales	25.321.665.340
4.04	Activos Reales	8.598.662.582
4.05	Activos Financieros	137.500.000
4.07	Transferencias	5.270.029.535
4.08	Otros Gastos de Instituciones Descentralizadas	240.000.000
	TOTAL	**47.025.079.654**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**35.793.188.765**
- Transferencias Para Financiar Gastos Corrientes	35.549.588.765
Del Sector Público	35.549.588.765
Ministerio de Agricultura y Tierras	35.549.588.765
.Recursos Ordinarios	6.542.460.469
.Gestión Fiscal	23.329.178.533
Programa de Extensión Agrícola	2.890.836.837
Programa para la Seguridad Alimentaria y Desarrollo Rural (PESA)	1.300.000.000
Programa de Multiplicación de Semillas para la Seguridad Alimentaria	3.840.000.000
Convenio de Cooperación	15.298.341.696
.Programas y Proyectos	5.677.949.763
Programa de Extensión Agrícola	1.810.909.091
Apoyo a Pequeños Productores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE I	983.952.000
Apoyo a Pequeños Productores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE II	1.116.180.000
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	719.783.564
Programas de Desarrollo de Comunidades Rurales Pobres	375.125.108
Programa de Extensión en Desarrollo Rural (Preinversión) Donación Gobierno Japonés	672.000.000
- Ingresos por Actividades Propias	243.600.000
Venta de Servicios	243.600.000
Arrendamiento Local	243.600.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**31.108.478.861**
- Gastos de Consumo	27.348.341.616
Gastos de Personal	6.408.095.347
Materiales y Suministros	1.049.126.850
Servicios No Personales	19.651.119.419
Otros Gastos de Instituciones Descentralizadas	240.000.000
Depreciación y Amortización	240.000.000
- Otros Gastos Corrientes	3.760.137.245
Transferencias	3.760.137.245
Transferencias Corrientes al Sector Privado	3.760.137.245
Jubilados	3.760.137.245
C. Resultado Económico: Ahorro	**4.684.709.904**
II. Cuenta de Capital	
A. Recursos de Capital	**15.667.846.793**
- Ahorro en la Cuenta Corriente	4.684.709.904
- Transferencias para Financiar Gastos de Capital	10.743.136.889
Del Sector Público	10.743.136.889
Ministerio de Agricultura y Tierras	10.743.136.889
.Recursos Ordinarios	3.421.668.253
.Programas y Proyectos	7.321.468.636
Programa de Extensión Agrícola	109.090.909
Apoyo a Pequeños Productores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE I	1.306.848.000
Apoyo a Pequeños Productores Artesanales de la Zona Semiárida Lara – Falcón (PROSALAFA) FASE II	2.156.068.440
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	2.440.843.636
Programa de Desarrollo de Comunidades Rurales Pobres	1.308.617.651
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	240.000.000
B. Gastos de Capital	**15.779.100.793**
- Activos Reales	8.598.662.582
Adquisición de Maquinarias y demás Equipos	8.598.662.582
- Gastos Capitalizables	7.180.438.211
Servicios no Personales	5.670.545.921
Transferencias	1.509.892.290
C. Resultado Financiero: Déficit	**(111.254.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**248.754.000**
- Activos Financieros	248.754.000
Disminución de Caja y Bancos	248.754.000
B. Aplicaciones Financieras	**248.754.000**
- Activos Financieros	137.500.000
Concesión de Préstamos	137.500.000
- Déficit Financiero	111.254.000

A0840

Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)

FONDO DE DESARROLLO AGROPECUARIO, PESQUERO, FORESTAL Y AFINES (FONDAFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA) tiene como objeto contribuir con el desarrollo agropecuario de Venezuela, mediante el financiamiento de la actividad productiva, en las áreas agrícola, pecuaria, forestal y pesquera; así como el transporte, almacenamiento, comercialización y cualquier otro servicio conexo con dicha actividad. Para poder cumplir con dichos fines podrá utilizar sus propios recursos, los asignados por el Ejecutivo Nacional y los obtenidos de la realización de operaciones autorizadas en la Ley.

Algunos de los objetivos a cumplir por FONDAFA durante el año 2004 son los siguientes:

- Atender financieramente de forma efectiva y oportuna al productor, en consonancia y conforme a la política de reactivación de la economía.

- Optimizar la eficiencia financiera de la Institución, mediante la mejor utilización de los recursos y mayor efectividad del gasto, bajo criterios de austeridad.

- Los gastos operativos, servicio de la deuda y otros gastos, así como los recursos destinados a aplicaciones financieras son cubiertas con los ingresos generados por las inversiones temporales y los provenientes de las recuperaciones, para lo cual se reforzará la gestión de recuperaciones crediticias.

- Obtener los recursos financieros necesarios para dar cumplimiento al Plan Operativo y a los Programas de Financiamiento, armonizando la programación presupuestaria con la recepción efectiva de los recursos, manteniendo la simetría entre los recursos desembolsados y los ingresos por recuperaciones y aportes del Ejecutivo Nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**37.139.399.345**
- Ingresos Financieros	37.139.399.345
Recursos de Capital	**70.800.658.601**
- Transferencias para Financiar Gastos de Capital	70.761.658.601
Del Sector Público	70.761.658.601
Ministerio de Agricultura y Tierras	70.761.658.601
Programas y Proyectos	70.761.658.601
Dotación de Maquinarias, Equipos de Riego e Implementos de Uso Agrícola II (Eximbank)	19.200.000.000
Programa de Modernización de la Producción de Maíz y Otros Rubros Prioritarios hechos en Brasil (Ambito Nacional)	32.016.658.601
Maquinaria Agrícola (Maquinaria China)	19.545.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	39.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Recursos Financieros	**149.677.656.718**
- Activos Financieros	109.677.656.718
Disminución de Inversiones Temporales	27.311.924.011
Recuperación de Préstamos	82.365.732.707
- Incremento del Patrimonio	40.000.000.000
Ministerio de Finanzas	40.000.000.000
.Gestión Fiscal	40.000.000.000
TOTAL	**257.617.714.664**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**35.510.335.677**
- Gastos de Operación	32.890.067.419
Gastos de Personal	19.778.779.375
Materiales y Suministros	1.103.765.118
Servicios No Personales	11.968.522.926
Otros Gastos de Instituciones Descentralizadas	39.000.000
Depreciación y Amortización	39.000.000
- Gastos Ajenos a la Operación	2.620.268.258
Transferencias	2.620.268.258
Transferencias Corrientes al Sector Privado	768.258.100
Otras Transferencias	1.852.010.158
Gastos de Capital	**2.642.704.346**
- Activos Reales	2.642.704.346
Repuestos y Reparaciones Mayores	46.325.000
Adquisición de Maquinarias y demás Equipos	200.000.000
Conservaciones Ampliaciones y Mejoras	1.084.000.000
Otros Activos Reales	1.312.379.346
Aplicaciones Financieras	**219.464.674.641**
- Activos Financieros	219.436.174.211
Incremento de Efectos a Cobrar a Corto Plazo	4.026.123.590
Incremento de Otras Cuentas y Efectos a Cobrar	3.600.000.000
Concesión de Préstamos	211.810.050.621
- Pasivos Financieros	28.500.430
Disminución de Otros Pasivos No Circulantes	28.500.430
TOTAL	**257.617.714.664**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Mantener la capacidad de financiamiento para el otorgamiento de créditos	Crédito	12.058
Otorgar financiamiento al sector agropecuario nacional dando prioridad al pequeño productor	Millones de Bs.	126.099
Realizar la conciliación de la cartera mediante la automatización de los procesos	Cartera	6
Mejorar y aumentar las recuperaciones de la cartera de crédito	Millones de Bs.	82.365.733
Mejoramiento continuo de la capacidad técnica y gerencial mediante programas de capacitación	Curso	73
Consolidar y completar la implantación de la plataforma tecnológica del instituto	Sistema	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**201**	**2.324.789.000**
Directivo	23	675.769.000
Profesional y Técnico	97	994.965.000
Personal Administrativo	62	505.798.000
Obrero	19	148.257.000
Personal Contratado	**65**	**1.006.299.000**
Empleado	65	1.006.299.000
TOTAL	**266**	**3.331.088.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	62	505.798.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	97	994.965.000
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	88	1.682.068.000
	TOTAL	**247**	**3.182.831.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	19	148.257.000
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**19**	**148.257.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**79**	**1.519.268.258**
Jubilado	60	1.258.486.588
Pensionado	19	260.781.670
TOTAL	**79**	**1.519.268.258**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	32.809.537.087
02	Servicios Crediticios y Financieros	223.707.063.420
03	Servicios de Promoción y Mercadeo	1.062.114.157
99	Partidas No Asignables a Programas	39.000.000
	TOTAL	**257.617.714.664**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	19.778.779.375
4.02	Materiales y Suministros	1.103.765.118
4.03	Servicios No Personales	11.968.522.926
4.04	Activos Reales	2.642.704.346
4.05	Activos Financieros	219.436.174.211
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	28.500.430
4.07	Transferencias	2.620.268.258
4.08	Otros Gastos de Instituciones Descentralizadas	39.000.000
	TOTAL	**257.617.714.664**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**37.139.399.345**
- Ingresos Financieros	37.139.399.345
B. Gastos Corrientes	**35.510.335.677**
- Gastos de Operación	32.890.067.419
Gastos de Personal	19.778.779.375
Materiales y Suministros	1.103.765.118
Servicios No Personales	11.968.522.926
Otros Gastos de Instituciones Descentralizadas	39.000.000
Depreciación y Amortización	39.000.000
- Gastos Ajenos a la Operación	2.620.268.258
Transferencias	2.620.268.258
Transferencias Corrientes al Sector Privado	768.258.100
Pensionados	121.783.335
Jubilados	646.474.765
Otras Transferencias	1.852.010.158
Transferencias Diversas	1.852.010.158
C. Resultado Económico: Ahorro	**1.629.063.668**
II. Cuenta de Capital	
A. Recursos de Capital	**72.429.722.269**
- Ahorro en la Cuenta Corriente	1.629.063.668
- Transferencias para Financiar Gastos de Capital	70.761.658.601
Del Sector Público	70.761.658.601
Ministerio de Agricultura y Tierras	70.761.658.601
.Programas y Proyectos	70.761.658.601
Dotación de Maquinarias, Equipos de Riego e Implementos de Uso Agrícola II (Eximbank)	19.200.000.000
Programa de Modernización de la producción de Maíz y Otros Rubros Prioritarios hechos en Brasil (Ámbito Nacional)	32.016.658.601
Maquinaria Agrícola (Maquinaria China)	19.545.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	39.000.000
B. Gastos de Capital	**2.642.704.346**
- Activos Reales	2.642.704.346
Repuestos y Reparaciones Mayores	46.325.000
Adquisición de Maquinarias y demás Equipos	200.000.000
Conservaciones Ampliaciones y Mejoras	1.084.000.000
Otros Activos Reales	1.312.379.346
C. Resultado Financiero: Superávit	**69.787.017.923**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**219.464.674.641**
- Activos Financieros	109.677.656.718
Disminución de Inversiones Temporales	27.311.924.011
Recuperación de Préstamos	82.365.732.707
- Incremento de Patrimonio	40.000.000.000
Ministerio de Finanzas	40.000.000.000
.Gestión Fiscal	40.000.000.000
- Superávit Financiero	69.787.017.923
B. Aplicaciones Financieras	**219.464.674.641**
- Activos Financieros	219.436.174.211
Incremento de Efectos a Cobrar a Corto Plazo	4.026.123.590
Incremento de Otras Cuentas y Efectos a Cobrar	3.600.000.000
Concesión de Préstamos	211.810.050.621
- Pasivos Financieros	28.500.430
Disminución de Otros Pasivos No Circulantes	28.500.430

A0844
Instituto Nacional de la Pesca y Acuicultura
(INAPESCA)

INSTITUTO NACIONAL DE LA PESCA Y ACUICULTURA (INAPESCA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Pesca y Acuicultura (INAPESCA), tiene como objetivo fundamental fortalecer la actividad pesquera y acuícola, contribuir a la seguridad alimentaria del país mediante la promoción y consolidación de las cadenas agro productivas; priorizar la investigación aplicada en pesca y acuicultura para un ordenamiento adecuado de los recursos hidrobiológicos y el desarrollo sustentable de la actividad pesquera y acuícola nacional; así como procurar la inserción el posicionamiento del sector pesquero y acuícola nacional en el escenario internacional, mediante la suscripción de acuerdos y convenios bilaterales multilaterales y la participación en las negociaciones comerciales, con el fin de consolidar las relaciones con terceros países a los efectos de mejorar el intercambio comercial de nuestros productos.

INAPESCA es el ente encargado de la ordenación de los recursos pesqueros y acuícolas con el fin de lograr su aprovechamiento responsable y sostenible, en concordancia con el marco legal vigente, ejecutando las políticas en la materia dictadas por el Ministerio de Agricultura y Tierras, para fomentar, promover, desarrollar y coordinar las actividades del sector, en función del logro de los objetivos contenidos en los planes de desarrollo económico y social de la nación.

La política de financiamiento del Instituto para el ejercicio fiscal 2004 será con los recursos provenientes de la aplicación del nuevo sistema de Tasas, de acuerdo con lo establecido en el Artículo 55, de la Ley de Reforma Parcial del Decreto No. 1.524, con Fuerza de Ley de Pesca y Acuicultura aprobada según Gaceta Oficial No.37.727 de fecha 08/07/2003. También se incluye las Infracciones y multas, de conformidad con el Artículo 82 de la misma Ley. Por otra parte, se contempla los recursos provenientes del Ejecutivo Nacional y otros ingresos de actividades propias.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**8.690.753.812**
- Transferencias para Financiar Gastos Corrientes	3.796.646.642
Del Sector Público	3.796.646.642
Ministerio de Agricultura y Tierras	3.796.646.642
.Recursos Ordinarios	796.646.642
.Programas y Proyectos	3.000.000.000
Programa de Consolidación de la Pesca Artesanal y Acuicultura Rural/ Seguridad Social	3.000.000.000
- Ingresos por Actividades Propias	3.938.750.152
Venta de Servicios	3.938.750.152
- Otros Ingresos Corrientes	955.357.018
Ingresos de la Propiedad	955.357.018
Recursos de Capital	**7.940.000.000**
- Transferencias para Financiar Gastos de Capital	7.880.000.000
Del sector Público	7.880.000.000
Ministerio de Agricultura y Tierras	7.880.000.000
.Programas y Proyectos	7.880.000.000
Programa de Consolidación de la Pesca Artesanal y Acuicultura/ Convenios de Cofinanciamiento Pesqueros	1.480.000.000
Unidades Integrales de Acopio Pesquero	6.400.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Recursos Financieros	**8.304.279.596**
- Activos Financieros	8.304.279.596
Disminución de Caja y Bancos	5.452.183.596
Disminución de Otras Cuentas y Efectos a Cobrar	2.852.096.000
TOTAL	**24.935.033.408**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**8.638.075.303**
- Gastos de Consumo	5.379.552.373
Gastos de Personal	3.595.860.826
Materiales y Suministros	481.013.038
Servicios No Personales	1.242.678.509
Otros Gastos de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
- Otros Gastos Corrientes	3.258.522.930
Transferencias	3.258.522.930
Transferencias Corrientes al Sector Privado	258.522.930
Transferencias Corrientes al Sector Público	3.000.000.000
Gastos de Capital	**11.796.646.642**
- Activos Reales	11.200.000.000
Repuestos y Reparaciones Mayores	50.000.000
Adquisición de Maquinarias y demás Equipos	550.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	300.000.000
Estudios y Proyectos Para Inversión en Activo Fijo	500.000.000
Otros Activos Reales	9.800.000.000
- Gastos Capitalizables	596.646.642
Materiales y Suministros	374.500.000
Servicios no Personales	222.146.642
Aplicaciones Financieras	**4.500.311.463**
- Activos Financieros	3.832.096.000
Adquisición de Otras Inversiones Financieras	3.832.096.000
- Pasivos Financieros	668.215.463
Servicio de la Deuda Pública y Disminución de otros Pasivos	668.215.463
Disminución de Otras Cuentas y Efectos a Pagar	668.215.463
TOTAL	**24.935.033.408**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Convenios de cooperación técnica	Convenio	6
Inspección de embarcaciones industriales artesanales	Embarcación	60
Inspección de puertos pesqueros	Puerto	35
Emisión de permisos a nivel nacional	Permiso	140.000
Inspeccionar camiones transportadores de productos pesqueros a nivel nacional	Camión	2.700
Instruir expedientes administrativos por infracción a la ley de pesca y acuicultura	Expediente	2.000
Elaborar resoluciones que aseguren la producción, la conservación y la administración de los recursos hidrobiológicos del país	Resolución	20
Concretar acuerdos pesqueros con países terceros	Acuerdo	1
Mantener la operatividad de 24 buques cerqueros atuneros en el océano pacifico oriental	Buque	24
Construir y equipar centro de acopio integral	Centro de Acopio	8
Construir y equipar estación de combustible	Estación de Combustible	3
Constituir cooperativas de pescadores artesanales y productores acuícolas	Cooperativa	90
Capacitar a pescadores artesanales	Pescador Participante	1.395
Convenios de cofinanciamiento con gobernaciones y alcaldías	Convenio	10
Incorporar cooperativas de pescadores artesanales y pescadores acuícola al sistema de seguridad social	Cooperativa	90
Asistencia técnica a acuicultores	Acuicultor	150
Repoblación de embalses con siembra de alevines	Embalse	6
Incorporar zonas de inundación a la producción acuícola	Hectárea	5
Asistencia técnica al proyecto de desarrollo del procesamiento y comercialización de la tilapia	Técnico Participante	1
Instalar planta piloto de piscicultura	Planta	1
Construir muelles pesqueros artesanales	Muelle	8

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**250**	**1.339.249.510**
Directivo	12	250.548.914
Profesional y Técnico	95	607.378.604
Personal Administrativo	143	481.321.992
Personal Contratado	**10**	**78.003.000**
Empleado	10	78.003.000
TOTAL	**260**	**1.417.252.510**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	143	481.321.992
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	95	607.378.604
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	3	21.870.000
X	647.113 _ 697.113	7	56.133.000
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	12	250.548.914
	TOTAL	**260**	**1.417.252.510**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**30**	**208.522.930**
Jubilado	25	173.769.108
Pensionado	5	34.753.822
TOTAL	**30**	**208.522.930**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	3.594.854.370
02	Ordenación Pesquera	865.662.354
03	Fomento de Desarrollo Pesquero	18.084.476.468
04	Tramitación, Vigilancia y Control	1.080.989.191
05	Fomento de Desarrollo de la Acuicultura	493.919.425
06	Sanidad Pesquera y Acuícola	815.131.600
	TOTAL	**24.935.033.408**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	3.595.860.826
4.02	Materiales y Suministros	855.513.038
4.03	Servicios no Personales	1.464.825.151
4.04	Activos Reales	11.200.000.000
4.05	Activos Financieros	3.832.096.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	668.215.463
4.07	Transferencias	3.258.522.930
4.08	Otros Gastos de Instituciones Descentralizadas	60.000.000
	TOTAL	**24.935.033.408**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.690.753.812**
- Transferencias Para Financiar Gastos Corrientes	3.796.646.642
Del Sector Público	3.796.646.642
De la Administración Central	3.796.646.642
Ministerio de Agricultura y Tierras	3.796.646.642
.Recursos Ordinarios	796.646.642
.Programas y Proyectos	3.000.000.000
Programa de Consolidación de la Pesca Artesanal y Acuicultura Rural/ Seguridad Social	3.000.000.000
- Ingresos por Actividades Propias	3.938.750.152
Venta de Servicios	3.938.750.152
Ingresos por Tasas(Artículo 55 LPA.)	3.488.750.152
Ingresos por Multas(Artículo 82 LPA.)	450.000.000
- Otros Ingresos Corrientes	955.357.018
Ingresos de la Propiedad	955.357.018
Intereses por Dinero en Depósito	550.000.000
Otros Ingresos de la Propiedad	405.357.018
Recuperación Créditos Otorgados al Pescador Artesanal	405.357.018
B. Gastos Corrientes	**8.638.075.303**
- Gastos de Consumo	5.379.552.373
Gastos de Personal	3.595.860.826
Materiales y Suministros	481.013.038
Servicios No Personales	1.242.678.509
Otros Gastos de Instituciones Descentralizadas	60.000.000
Depreciación y Amortización	60.000.000
- Otros Gastos Corrientes	3.258.522.930
Transferencias	3.258.522.930
Transferencias Corrientes al Sector Privado	258.522.930
Pensiones	34.753.822
Jubilaciones	173.769.108
Donaciones a Personas	50.000.000
Transferencias Corrientes al Sector Público	3.000.000.000
Transferencias Corrientes a los Entes Descentralizados	3.000.000.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
C. Resultado Económico: Ahorro	**52.678.509**
II. Cuenta de Capital	
A. Recursos de Capital	**7.992.678.509**
- Ahorro en la Cuenta Corriente	52.678.509
- Transferencias para Financiar Gastos de Capital	7.880.000.000
Del Sector Público	7.880.000.000
Ministerio de Agricultura y Tierras	7.880.000.000
.Programas y Proyectos	7.880.000.000
Programa de Consolidación de la Pesca Artesanal y Acuicultura/ Convenios de Cofinanciamiento Pesqueros	1.480.000.000
Unidades Integrales de Acopio Pesquero	6.400.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	60.000.000
B. Gastos de Capital	**11.796.646.642**
- Activos Reales	11.200.000.000
Repuestos y Reparaciones Mayores	50.000.000
Adquisición de Maquinarias y demás Equipos	550.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	300.000.000
Estudios y Proyectos para Inversión en Activo Fijo	500.000.000
Otros Activos Reales	9.800.000.000
- Gastos Capitalizables	596.646.642
Materiales y Suministros	374.500.000
Servicios no Personales	222.146.642
C. Resultado Financiero: Déficit	**(3.803.968.133)**
III. Cuenta Financiera	
A. Recursos Financieros	**8.304.279.596**
- Activos Financieros	8.304.279.596
Disminución de Caja y Bancos	5.452.183.596
Disminución de Otras Cuentas y Efectos a Cobrar	2.852.096.000
B. Aplicaciones Financieras	**8.304.279.596**
- Activos Financieros	3.832.096.000
Adquisición de Otras Inversiones Financieras	3.832.096.000
- Pasivos Financieros	668.215.463
Disminución de Otras Cuentas y Efectos a Pagar	668.215.463
- Déficit Financiero	3.803.968.133

A0933
Instituto Nacional de Desarrollo Rural (INDER)

INSTITUTO NACIONAL DE DESARROLLO RURAL (INDER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Desarrollo Rural (INDER), tiene como objetivo principal contribuir con el desarrollo rural integral del sector agrícola, en materia de infraestructura, capacitación y extensión.

En tal sentido, el organismo aspira convertirse en el ente modelo y eficaz y transformador del modelo rural, capaz de lograr la consolidación de la infraestructura física y de servicios agrícolas como asiento de comunidades rurales organizados, según criterios ecológicos de sustentabilidad técnicamente capacitadas y altamente productivas; lograr el desarrollo agroalimentario del país, sustentado por los bienes jurídicos ambientales del Estado y el patrimonio común e irrenunciable de la humanidad.

El presupuesto para el ejercicio fiscal 2004, asciende a Bs. 129.173,8 millones y será financiado con aporte del Ministerio de Agricultura y Tierras por Bs. 25.249,2 millones, de los cuales Bs. 8.330,0 son para gastos corrientes y Bs. 16.919,2 millones para gastos de capital; incremento de la depreciación y amortización acumulada por Bs. 1,3 millones y recursos financieros por Bs. 103.672,4 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**8.580.800.000**
- Transferencias para Financiar Gastos Corrientes	8.330.000.000
Del Sector Público	8.330.000.000
Ministerio de la Agricultura y Tierras	
- Recursos Ordinarios	3.065.000.000
- Gestión Fiscal	4.183.068.663
- Otras Fuentes de Financiamiento	1.081.931.337
- Otros Ingresos Corrientes	250.800.000
Ingresos por Aportes y Contribuciones	250.800.000
Recursos de Capital	**16.920.475.361**
- Transferencias para Financiar Gastos de Capital	16.919.200.000
Del Sector Público	16.919.200.000
Ministerio de Agricultura y Tierras	16.919.200.000
- Recursos Ordinarios	2.500.000.000
- Programas y Proyectos	14.419.200.000
Programa de Apoyo a las Comunidades Rurales de Táchira, Mérida y Trujillo (INDER)	3.033.600.000
Sistema de Riego Río Tiznado, Edo. Guárico	3.385.600.000
Construcción de Sistemas de Riego en Fundos Zamoranos	8.000.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.275.361
Recursos Financieros	**103.672.405.799**
- Activos Financieros	103.672.405.799
Disminución de Caja y Bancos	26.247.405.799
Disminución de Cuentas a Cobrar	77.425.000.000
TOTAL	**129.173.681.160**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**3.704.006.997**
- Gastos de Consumo	3.704.006.997
Gastos de Personal	1.862.636.975
Materiales y Suministros	181.281.328
Servicios No Personales	1.658.813.333
Otros Gastos de Instituciones Descentralizadas	1.275.361
Depreciación y Amortización	1.275.361
Gastos de Capital	**125.469.674.163**
- Activos Reales	116.840.149.852
Repuestos y Reparaciones Mayores	45.600.000
Adquisición de Maquinarias y demás Equipos	346.200.000
Conservaciones Ampliaciones y Mejoras	116.448.349.852
- Activos Intangibles	8.629.524.311
TOTAL	**129.173.681.160**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Levantamientos Planimétricos	Ha	5.833
Estudios y Proyectos	Estudio	6
Inspecciones de Obras	Inspección	7
Servicios de Riego y Drenajes	Ha	337.600
Adiestramiento	Curso	32

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**58**	**911.460.000**
Directivo	20	483.120.000
Profesional y Técnico	27	370.260.000
Personal Administrativo	11	58.080.000
Personal Contratado	**12**	**144.000.000**
Empleado	12	144.000.000
TOTAL	**70**	**1.055.460.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108	7	33.600.000
VI	447.109 - 497.109		
VII	497.110 - 547.110	4	24.480.000
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113	6	46.800.000
XI	697.114 - 747.114		
XII	747.115 - 797.115	6	56.160.000
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	47	894.420.000
	TOTAL	**70**	**1.055.460.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	2.771.104.336
02	Infraestructura Agrícola	125.043.674.163
03	Capacitación y Extensión Agrícola	1.357.627.300
99	Partidas No Asignables a Programas	1.275.361
	TOTAL	**129.173.681.160**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.862.636.975
4.02	Materiales y Suministros	181.281.328
4.03	Servicios No Personales	1.658.813.333
4.04	Activos Reales	125.469.674.163
4.08	Otros Gastos de Instituciones Descentralizadas	1.275.361
	TOTAL	**129.173.681.160**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.580.800.000**
- Transferencias Para Financiar Gastos Corrientes	8.330.000.000
Del Sector Público	8.330.000.000
Ministerio de Agricultura y Tierras	8.330.000.000
.Recursos Ordinarios	3.065.000.000
.Gestión fiscal	4.183.068.663
.Otras Fuentes de Financiamiento	1.081.931.337
- Otros Ingresos Corrientes	250.800.000
Ingresos por Aportes y Contribuciones	250.800.000
B. Gastos Corrientes	**3.704.006.997**
- Gastos de Consumo	3.704.006.997
Gastos de Personal	1.862.636.975
Materiales y Suministros	181.281.328
Servicios no Personales	1.658.813.333
Otros Gastos de Instituciones Descentralizadas	1.275.361
Depreciación y Amortización	1.275.361
C. Resultado Económico : Ahorro	**4.876.793.003**
II. Cuenta de Capital	
A. Recursos de Capital	**21.797.268.364**
- Ahorro en la Cuenta Corriente	4.876.793.003
- Transferencias para Financiar Gastos de Capital	16.919.200.000
Del Sector Público	16.919.200.000
Ministerio de Agricultura y Tierras	16.919.200.000
.Recursos Ordinarios	2.500.000.000
.Programas y Proyectos	14.419.200.000
Programa de Apoyo a las Comunidades Rurales de Táchira, Mérida y Trujillo	3.033.600.000
Sistema de Riego Rió Tiznado, Edo Guárico	3.385.600.000
Construcción de Sistemas de Riego en Fundos Zamoranos	8.000.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.275.361
B. Gastos de Capital	**125.469.674.163**
- Activos Reales	116.840.149.852
Repuestos y Reparaciones Mayores	45.600.000
Adquisición de Maquinarias y demás Equipos	346.200.000
Conservaciones Ampliaciones y Mejoras	116.448.349.852
- Activos Intangibles	8.629.524.311
C. Resultado Financiero: Déficit	**(103.672.405.799)**
III. Cuenta Financiera	
A. Recursos Financieros	**103.672.405.799**
- Activos Financieros	103.672.405.799
Disminución de Caja y Bancos	26.247.405.799
Disminución de Cuentas a Cobrar	77.425.000.000
B. Aplicaciones Financieras	**103.672.405.799**
- Déficit Financiero	103.672.405.799

A0934
Corporación Venezolana Agraria (CVA)

CORPORACIÓN VENEZOLANA AGRARIA (CVA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Corporación Venezolana Agraria tiene por objeto desarrollar, coordinar y supervisar las actividades empresariales del Estado para el desarrollo del sector agrario. En este sentido, el ente tiene previsto la instalación de tres plantas procesadoras de harina de maíz, instalación de miniplantas procesadoras de productos lácteos y empresas comercializadoras de insumos y suministros agropecuarios.

Para el Ejercicio Fiscal 2004 el presupuesto de gastos asciende a Bs. 16.155,0 millones, contemplando como fuentes de financiamiento el aporte del Ministerio de Agricultura y Tierras por Bs. 2.600,0 millones para gastos de funcionamiento y Bs. 13.350,0 millones para gastos de capital, correspondiendo Bs. 11.350,0 millones a Ley de Endeudamiento; ingresos propios por Bs. 100,0 millones; incremento de la depreciación y amortización acumulada Bs. 25,0 millones y disminución de activos circulantes por Bs. 80,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.700.000.000**
- Transferencias para Financiar Gastos Corrientes	2.600.000.000
Del Sector Público	2.600.000.000
Ministerio de Agricultura y Tierras	2.600.000.000
Recursos Ordinarios	1.200.000.000
Gestión Fiscal	800.000.000
Otras Fuentes de Financiamiento	600.000.000
- Otros Ingresos Corrientes	100.000.000
Ingresos de la Propiedad	100.000.000
Recursos de Capital	**13.375.000.000**
- Transferencias para Financiar Gastos de Capital	13.350.000.000
Del Sector Público	13.350.000.000
Ministerio de Agricultura y Tierras	
Recursos Ordinarios	1.487.760.612
Programas y Proyectos	11.350.000.000
Instalación de 3 Plantas Procesadoras de Harina de Maíz	6.000.000.000
Instalación de Miniplantas Procesadoras de Productos Lácteos	3.000.000.000
Empresas Comercializadoras de Insumos y Suministros Agropecuarios	2.350.000.000
Otras Fuentes de Financiamiento	512.239.388
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.000.000
Recursos Financieros	**80.000.000**
- Activos Financieros	80.000.000
Disminución de Caja y Bancos	35.000.000
Disminución de Cuentas a Cobrar	45.000.000
TOTAL	**16.155.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.665.000.000**
- Gastos de Consumo	2.629.000.000
Gastos de Personal	2.061.537.022
Materiales y Suministros	148.460.000
Servicios No Personales	394.002.978
Otros Gastos de Instituciones Descentralizadas	25.000.000
Depreciación y Amortización	25.000.000
- Otros Gastos Corrientes	36.000.000
Transferencias	36.000.000
Transferencias Corrientes al Sector Privado	36.000.000
Gastos de Capital	**11.636.150.000**
- Activos Reales	11.636.150.000
Otros Activos Reales	11.636.150.000
Aplicaciones Financieras	**1.853.850.000**
- Activos Financieros	1.743.850.000
Adquisición de Otras Inversiones Financieras	1.743.850.000
- Pasivos Financieros	110.000.000
Disminución de Otras Cuentas y Efectos a Pagar	110.000.000
TOTAL	**16.155.000.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Creación de empresas agroindustriales	Empresa	2
Creación e instalación de planta procesadora de harina de maíz	Planta	3
Creación de empresa comercializadora de insumos y suministro agropecuario	Empresa	11
Evaluación de estudios y proyectos	Proyecto	50
Fomento de integradoras de producción avícola	Integradora	2
Apertura y consolidación de núcleos endógenos de fomento agroempresarial	Núcleo	10
Convenio con FONDAFA	Convenio	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**58**	**562.085.040**
Directivo	9	175.391.040
Profesional y Técnico	21	242.880.000
Personal Administrativo	20	111.414.000
Obrero	8	32.400.000
Personal Contratado	**17**	**174.960.000**
Empleado	17	174.960.000
TOTAL	**75**	**737.045.040**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	20	142.789.000
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	38	380.640.000
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	9	181.216.040
	TOTAL	**67**	**704.645.040**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	8	32.400.000
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**8**	**32.400.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección General	2.780.000.000
02	Promoción de Empresas	13.350.000.000
99	Partidas No Asignables a Programas	25.000.000
	TOTAL	**16.155.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.061.537.022
4.02	Materiales y Suministros	148.460.000
4.03	Servicios No Personales	394.002.978
4.04	Activos Reales	11.636.150.000
4.05	Activos Financieros	1.743.850.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	110.000.000
4.07	Transferencias	36.000.000
4.08	Otros Gastos de Instituciones Descentralizadas	25.000.000
	TOTAL	**16.155.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.700.000.000**
- Transferencias Para Financiar Gastos Corrientes	2.600.000.000
Del Sector Público	2.600.000.000
Ministerio de Agricultura y Tierras	2.600.000.000
.Recursos Ordinarios	1.200.000.000
.Gestión Fiscal	800.000.000
.Otras Fuentes de Financiamiento	600.000.000
- Otros Ingresos Corrientes	100.000.000
Ingresos de la Propiedad	100.000.000
Intereses por Dinero en Depósito	100.000.000
B. Gastos Corrientes	**2.665.000.000**
- Gastos de Consumo	2.629.000.000
Gastos de Personal	2.061.537.022
Materiales y Suministros	148.460.000
Servicios No Personales	394.002.978
Otros Gastos de Instituciones Descentralizadas	25.000.000
Depreciación y Amortización	25.000.000
- Otros Gastos Corrientes	36.000.000
Transferencias	36.000.000
Transferencias Corrientes al Sector Privado	36.000.000
C. Resultado Económico: Ahorro	**35.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**13.410.000.000**
- Ahorro en la Cuenta Corriente	35.000.000
- Transferencias para Financiar Gastos de Capital	13.350.000.000
Del Sector Público	13.350.000.000
Ministerio de Agricultura y Tierras	13.350.000.000
.Recursos Ordinarios	1.487.760.612
.Programas y Proyectos	11.350.000.000
Instalación de 3 Plantas Procesadoras de Harina de Maíz	6.000.000.000
Instalación de Miniplantas Procesadoras de Productos Lácteos	3.000.000.000
Empresas Comercializadoras de Insumos y Suministros Agropecuarios	2.350.000.000
.Otras Fuentes de Financiamiento	512.239.388
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	25.000.000
B. Gastos de Capital	**11.636.150.000**
- Activos Reales	11.636.150.000
Otros Activos Reales	11.636.150.000
C. Resultado Financiero: Superávit	**1.773.850.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**1.853.850.000**
- Activos Financieros	80.000.000
Disminución de Caja y Bancos	35.000.000
Disminución de Cuentas a Cobrar	45.000.000
- *Superávit Financiero*	1.773.850.000
B. Aplicaciones Financieras	**1.853.850.000**
- Activos Financieros	1.743.850.000
Adquisición de Otras Inversiones Financieras	1.743.850.000
- Pasivos Financieros	110.000.000
Disminución de Otras Cuentas y Efectos a Pagar	110.000.000

A0935
Instituto Nacional de Tierras (INTI)

INSTITUTO NACIONAL DE TIERRAS (INTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Nacional de Tierras tiene como objeto la administración, redistribución de las tierras y la regulación de la posesión de las mismas, en tal sentido su ámbito de acción será:

- Planificar, fomentar y ejecutar los programas de administración y distribución de las tierras de su patrimonio y las que hayan sido incorporadas al mismo por cualquier título, sean agrícolas o urbanas.

- Velar por el cumplimiento de la función social de la tierra y la promoción del hombre en el campo, ofreciendo seguridad jurídica a través de la dotación y regularización de la tenencia de tierra, tomando las medidas que considere pertinentes de conformidad con la Constitución y la Ley.

- Promover la recuperación de tierras, bosques y aguas en beneficio de las poblaciones rurales y de comunidades indígenas.

- Impedir el desalojo directo o indirecto de los campesinos de las tierras que hayan venido ocupando, durante más de un año, y sobre las que hayan realizado un desarrollo agroproductivo de conformidad con la ley.

- Solicitar al Ejecutivo Nacional, cuando sea procedente, la reivindicación de las tierras de la Nación.

- Coordinar acciones para fortalecer la competitividad de la producción agrícola del sector reformado, adoptando medidas de estimulo al productor.

- Establecer los mecanismos de integración de los registros agrarios y públicos con la región catastral.

Para el ejercicio fiscal del año 2004, el presupuesto del Instituto asciende a Bs. 69.136,3 millones, los cuales estarán financiados de la siguiente manera: Bs. 906,0 millones con ingresos propios; Bs. 53.367,3 millones transferencias del Ministerio de Agricultura y Tierras, de los cuales se destinarán Bs. 35.523,3 millones para cubrir gastos de funcionamiento y Bs. 17.844,0 millones para gastos de capital, proviniendo de la Ley de Endeudamiento Bs. 15.244,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**36.429.357.775**
- Transferencias para Financiar Gastos Corrientes	35.523.357.775
Del Sector Público	35.523.357.775
Ministerio de Agricultura y Tierras	35.523.357.775
.Recursos Ordinarios	20.000.000.000
.Gestión Fiscal	10.000.000.000
.Otras Fuentes de Financiamiento	5.523.357.775
- Otros Ingresos Corrientes	906.000.000
Ingresos de la Propiedad	906.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Recursos de Capital	**17.888.279.546**
- Transferencias para Financiar Gastos de Capital	17.844.000.000
Del Sector Público	17.844.000.000
Ministerio de Agricultura y Tierras	17.844.000.000
.Recursos Ordinarios	1.000.000.000
.Gestión Fiscal	300.000.000
.Programas y Proyectos	15.244.000.000
Programa de Afectación de Tierras y Bienhechurías	3.744.000.000
Saneamiento Catastral y Jurídico de Tierras (IAN – INTI)	8.000.000.000
Registro de Predios para Inventariar las Tierras Transferidas al IAN	3.500.000.000
.Otras Fuentes de Financiamiento	1.300.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	44.279.546
Recursos Financieros	**14.818.668.667**
- Activos Financieros	14.818.668.667
Disminución de Inversiones Financieras	14.818.668.667
TOTAL	**69.136.305.988**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**35.509.838.672**
- Gastos de Consumo	35.509.838.672
Gastos de Personal	26.359.757.775
Materiales y Suministros	4.054.601.351
Servicios No Personales	5.051.200.000
Otros Gastos de Instituciones Descentralizadas	44.279.546
Depreciación y Amortización	44.279.546
Gastos de Capital	**17.844.000.000**
- Activos Reales	2.475.000.000
Repuestos y Reparaciones Mayores	240.000.000
Adquisición de Maquinarias y demás Equipos	1.455.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	360.000.000
Otros Activos Reales	420.000.000
- Activos Intangibles	15.369.000.000
Aplicaciones Financieras	**15.782.467.316**
- Activos Financieros	15.724.668.667
Incremento de Otros Activos No Circulantes	15.724.668.667
- Pasivos Financieros	57.798.649
Disminución de Cuentas a Pagar por Retenciones Laborales	57.798.649
TOTAL	**69.136.305.988**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Otorgar certificados de clasificación de fincas	Certificado	400
Identificar y cuantificar las tierras ociosas	Ha.	240
Otorgar títulos de adjudicación permanente	Título	60
Establecer los proyectos de mejoramiento de las unidades productivas	Proyecto	120
Iniciar el procedimiento de rescate de las tierras propiedad del Instituto Nacional de Tierras	Ha.	19.995

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**864**	**8.609.435.412**
Directivo	155	2.816.880.000
Profesional y Técnico	411	4.623.960.000
Personal Administrativo	139	696.600.000
Obrero	159	471.995.412
Personal Fijo a Tiempo Parcial	**20**	**168.000.000**
Empleado	20	168.000.000
TOTAL	**884**	**8.777.435.412**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	139	696.600.000
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	20	168.000.000
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	411	4.623.960.000
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	155	2.816.880.000
	TOTAL	**725**	**8.305.440.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	159	471.995.412
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**159**	**471.995.412**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	55.865.941.282
02	Gerencia Técnica de Tierras	1.639.280.000
03	Oficinas Regionales de Tierras	11.586.805.160
99	Partidas No Asignables a Programas	44.279.546
	TOTAL	**69.136.305.988**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	26.359.757.775
4.02	Materiales y Suministros	4.054.601.351
4.03	Servicios No Personales	5.051.200.000
4.04	Activos Reales	17.844.000.000
4.05	Activos Financieros	15.724.668.667
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	57.798.649
4.08	Otros Gastos de Instituciones Descentralizadas	44.279.546
	TOTAL	**69.136.305.988**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**36.429.357.775**
- Transferencias para Financiar Gastos Corrientes	35.523.357.775
Del Sector Público	35.523.357.775
Ministerio de Agricultura y Tierras	35.523.357.775
.Recursos Ordinarios	20.000.000.000
.Gestión Fiscal	10.000.000.000
.Otras Fuentes de Financiamiento	5.523.357.775
- Otros Ingresos Corrientes	906.000.000
Ingresos de la Propiedad	906.000.000
Intereses por Dinero en Depósito	906.000.000
B. Gastos Corrientes	**35.509.838.672**
- Gastos de Consumo	35.509.838.672
Gastos de Personal	26.359.757.775
Materiales y Suministros	4.054.601.351
Servicios No Personales	5.051.200.000
Otros Gastos de Instituciones Descentralizadas	44.279.546
Depreciación y Amortización	44.279.546
C. Resultado Económico: Ahorro	**919.519.103**
II. Cuenta de Capital	
A. Recursos de Capital	**18.807.798.649**
- Ahorro en la Cuenta Corriente	919.519.103
- Transferencias para Financiar Gastos de Capital	17.844.000.000
Del Sector Público	17.844.000.000
Ministerio de Agricultura y Tierras	17.844.000.000
.Recursos Ordinarios	1.000.000.000
.Gestión Fiscal	300.000.000
.Programas y Proyectos	15.244.000.000
Programa de Afectación de Tierras y Bienhechurías	3.744.000.000
Saneamiento Catastral y Jurídico de Tierras (IAN – INTI)	8.000.000.000
Registro de Predios para Inventariar las Tierras Transferidas al IAN	3.500.000.000
.Otras Fuentes de Financiamiento	1.300.000.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	44.279.546
B. Gastos de Capital	**17.844.000.000**
- Activos Reales	2.475.000.000
Repuestos y Reparaciones Mayores	240.000.000
Adquisición de Maquinarias y demás Equipos	1.455.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	360.000.000
Otros Activos Reales	420.000.000
- Activos Intangibles	15.369.000.000
C. Resultado Financiero: Superávit	**963.798.649**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**15.782.467.316**
- Activos Financieros	14.818.668.667
Disminución de Inversiones Financieras	14.818.668.667
- Superávit Financiero	963.798.649
B. Aplicaciones Financieras	**15.782.467.316**
- Activos Financieros	15.724.668.667
Incremento de Otros Activos No Circulantes	15.724.668.667
- Pasivos Financieros	57.798.649
Disminución de Cuentas a Pagar por Retenciones Laborales	57.798.649

Ministerio de Educación Superior

A0006

Colegio Universitario Francisco de Miranda

COLEGIO UNIVERSITARIO FRANCISCO DE MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Colegio Universitario "Francisco de Miranda" (C.U.F.M.), fue creado por Decreto Presidencial N° 1.620, de fecha 20 febrero de 1974 y publicado en la Gaceta Oficial N° 30.336.

Es una Institución del Estado Venezolano cuya misión es formar Técnicos Superiores Universitarios, en las áreas prioritarias del Sector Servicios de la Economía.

El Colegio Universitario "Francisco de Miranda" presenta desde 1986 un crecimiento moderado en comparación con sus primeros 10 años de vida, motivado a que la Institución aun no cuenta con sede propia y la que ocupa actualmente resulta insuficiente para atender la creciente demanda estudiantil, a pesar de la apertura del "Semestre Vespertino".

El C.U.F.M., va encaminado a ser una institución líder entre los Institutos y Colegios Universitarios, como consecuencia de la atención a sus estudiantes, de la calidad de sus recursos humanos y de la respuesta oportuna a un mercado laboral cambiante, en donde predominan los siguientes valores:

- Atención al estudiante,
- Excelencia académica,
- Integración institucional,
- Compromiso de honestidad.

Dentro de su Estrategias Corporativas encontramos

Mejoramiento Académico

Dado que el estudiante es la razón de ser del proceso educativo y la mayor fortaleza en la que pueda sustentarse y desarrollarse esta institución educativa, es nuestra responsabilidad abocarnos a preparar estudiantes críticos, autónomos, participativos, creativos, gestores de su propio desarrollo y conscientes del papel que les tocará jugar en la sociedad como entes productivos.

Fortalecimiento y consolidación de Desarrollo y Bienestar Estudiantil

Se busca promover programas de desarrollo y bienestar estudiantil que sirvan de apoyo y contribuyan a la atención integral del estudiante en las áreas de orientación académica, bienestar social, personal, de salud, calidad de vida, asistencia socioeconómica, asesoría psicológica y vocacional con énfasis en la función educativa, de tal manera que permitan superar las dificultades, desarrollar sus potencialidades y completar su proceso educativo.

Fortalecimiento del Sistema de Gestión de Recursos Humanos del C.U.F.M.

Orientada a propiciar una sana administración de los recursos humanos que trabajan en el Colegio. Mediante la realización de planes, programas y acciones que contribuyan a mantener al personal en las mejores condiciones y con un rendimiento cónsono al cargo y funciones asignadas con miras al logro de la misión institucional.

Fomento de la Actividad de Investigación

Se pretende crear una organización de trabajo y condiciones institucionales que sirvan de apoyo a las intenciones y esfuerzos de investigación que realicen tanto los docentes como los alumnos liderizados por sus tutores académicos.

Autogestión Financiera

Se busca desarrollar acciones estratégicas para obtener ingresos propios que signifique fuentes de financiamiento distintas a las procuradas por el Estado, para fortalecer los recursos presupuestarios de la Institución.

Incorporación de la Tecnología a los Procesos Académicos y Administrativos del Colegio

Su finalidad es realizar los esfuerzos de gestión y toma de decisiones que propicien la incorporación de la tecnología en los procesos académicos y administrativos. Para ello se requieren contundentes esfuerzos para atender este segmento.

Promoción de la Imagen Organizacional

Orientada a la promoción y generación de una imagen positiva acerca de la realidad de las instituciones formadoras de técnicos superiores y en especial el C.U.F.M., así como la pertinencia de los egresados para contribuir al proceso productivo del país.

Modernización del Diseño Organizacional

Dirigida a establecer y mantener la estructura organizacional, los sistemas y procedimientos y la estructura de cargos más convenientes para el personal, la tecnología y la misión de la instrucción.

Proceso de Desarrollo Organizacional

Centrada en mejorar la institución tanto para enfrentarse a los cambios del ambiente externo como para mejorar su capacidad para resolver problemas internos.

Consolidación del C.U.F.M. en su Sede Propia

Continuar la gestión para la adquisición de una sede propia.

Realimentación y Mejoramiento Institucional

Acciones que permitan generar información útil y significativa acerca de los diversos aspectos que constituyen "el ser institucional", a través del examen de sus partes constitutivas y sus interrelaciones.

Los Colegios Universitarios están enmarcados dentro de una política tendiente a ampliar, fortalecer y dinamizar la educación superior, por eso estas instituciones se conciben dentro de un contexto integracionista, en la cual cada unidad no es más que una célula de un subsistema que debe responder institucionalmente, como un todo a las demandas de:

- Ofrecer carreras que se ajusten a la realidad y exigencias de un país en desarrollo.
- Contribuir al mejoramiento de nuestro proceso de independencia económica y de autonomía cultural.
- Lograr los intercambios de ideas y recursos entre todas las instituciones para que cumplan con su papel de ser instrumentos eficientes al servicio del desarrollo del país

Existen cuatro Programas dentro de la Estructura del Colegio, ellos son

Enseñanza

Orientado hacia la dirección general, planificación y coordinación de todas las funciones que se desarrollan en la institución, así como también, las tareas docentes y administrativas consideradas dentro de los programas de estudio y de aquellas destinadas a la promoción cultural dirigida al desarrollo integral del estudiante. Además, brinda apoyo en la administración financiera, de personal, ejecución presupuestaria y de servicios que requiere la Institución para el logro de sus objetivos.

Investigación

Fomenta el desarrollo de la investigación entre los miembros del personal docente y estudiantil. Cada año se efectúa la Jornada Interna de Investigación, la cual crea un escenario para la interlocución de los investigadores con la comunidad especializada.

Extensión

Se fundamenta en el mejoramiento de la comunicación corporativa del C.U.F.M., tanto a nivel interno como en sus relaciones externas. En este sentido, se publica con frecuencia mensual un boletín informativo interno: Noticias del "Colegio Universitario Francisco de Miranda". Igualmente, como posibilidad de publicación de alto nivel se está editando la revista "Ensayos".

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**13.398.211.792**
- Transferencias para Financiar Gastos Corrientes	13.088.211.792
Del Sector Público	13.088.211.792
De la Administración Central	13.088.211.792
– Ingresos Ordinarios	9.292.630.371
– Gestión Fiscal	3.258.964.736
– Otras Fuentes de Financiamiento	536.616.685
- Ingresos por Actividades Propias	60.000.000
Ingresos no Tributarios	60.000.000
Venta de Bienes y Servicios	60.000.000
- Otros Ingresos Corrientes	250.000.000
Ingresos de la Propiedad	250.000.000
Recursos Financieros	**1.703.000.000**
- Activos Financieros	1.703.000.000
Disminución de Caja y Bancos	1.703.000.000
TOTAL	**15.101.211.792**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**13.398.211.792**
- Gastos de Consumo	7.808.099.758
Gastos de Personal	6.988.599.758
Materiales y Suministros	129.050.000
Servicios No Personales	690.450.000
- Otros Gastos Corrientes	5.590.112.034
Transferencias	5.590.112.034
Transferencias Corrientes al Sector Privado	3.198.891.818
Otras Transferencias	2.391.220.216
Gastos de Capital	**803.000.000**
- Activos Reales	703.000.000
Adquisición de Maquinarias y demás Equipos	290.000.000
Otros Activos Reales	413.000.000
- Activos Intangibles	100.000.000
Aplicaciones Financieras	**900.000.000**
- Pasivos Financieros	900.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	900.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	65.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	42.500.000
Disminución de Otras Cuentas y Efectos a Pagar	792.500.000
TOTAL	**15.101.211.792**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	3.853
Egresados	Egresado	688
Actividades de Investigación	Proyecto	6
Actividades de Extensión	Taller	13
Asistencia Socioeconómica	Becario	300

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**274**	**2.089.811.092**
Directivo	1	23.943.883
Profesional y Técnico	85	566.532.950
Personal Administrativo	56	193.101.702
Personal Docente	60	885.471.749
Obrero	72	420.760.808
Personal Fijo a Tiempo Parcial	**29**	**166.184.624**
Profesional y Técnico	1	3.946.880
Personal Administrativo	2	3.689.964
Personal Docente	26	158.547.780
Personal Contratado	**80**	**595.376.582**
Profesional y Técnico	7	54.278.018
Personal Docente	65	519.880.884
Obrero	8	21.217.680
TOTAL	**383**	**2.851.372.298**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	40	106.093.359
II	247.105 __ 297.105	36	123.726.517
III	297.106 __ 347.106	21	82.108.110
IV	347.107 __ 397.107	1	4.553.376
V	397.108 __ 447.108	1	5.054.086
VI	447.109 __ 497.109	60	324.757.365
VII	497.110 __ 547.110	5	30.465.428
VIII	547.111 __ 597.111	48	336.578.161
IX	597.112 __ 647.112	9	65.470.023
X	647.113 __ 697.113	43	344.200.913
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	6	58.725.788
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	33	927.660.684
	TOTAL	**303**	**2.409.393.810**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	8	21.217.680
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	32	165.048.074
VI	447.109 _ 497.109	10	56.836.456
VII	497.110 _ 547.110	17	105.695.936
VIII	547.111 _ 597.111	7	47.895.642
IX	597.112 _ 647.112	6	45.284.700
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**80**	**441.978.488**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**132**	**4.706.585.073**
- Jubilado	131	4.668.300.618
- Pensionado	1	38.284.455
Administrativo	**39**	**260.533.798**
- Profesional Y Técnico	28	219.460.700
- Jubilado	25	203.491.437
- Pensionado	3	15.969.263
- Apoyo	11	41.073.098
- Jubilado	11	41.073.098
Obrero	**32**	**369.235.609**
- Jubilado	31	366.287.369
- Pensionado	1	2.948.240
TOTAL	**203**	**5.336.354.480**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superior Universitarios	13.353.411.792
02	Investigación	17.250.000
03	Extensión	27.550.000
99	Partidas no Asignables a Programas	1.703.000.000
	TOTAL	**15.101.211.792**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	6.988.599.758
4.02	Materiales y Suministros	129.050.000
4.03	Servicios no Personales	690.450.000
4.04	Activos Reales	803.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	900.000.000
4.07	Transferencias	5.590.112.034
	TOTAL	**15.101.211.792**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.398.211.792**
- Transferencias Para Financiar Gastos Corrientes	13.088.211.792
Del Sector Público	13.088.211.792
De la Administración Central	13.088.211.792
– Ingresos Ordinarios	9.292.630.371
– Gestión Fiscal	3.258.964.736
– Otras Fuentes de Financiamiento	536.616.685
- Ingresos por Actividades Propias	60.000.000
Ingresos no Tributarios	60.000.000
Venta de Bienes y Servicios	60.000.000
- Otros Ingresos Corrientes	250.000.000
Ingresos de la Propiedad	250.000.000
Intereses por Dinero en Depósito	250.000.000
B. Gastos Corrientes	**13.398.211.792**
- Gastos de Consumo	7.808.099.758
Gastos de Personal	6.988.599.758
Materiales y Suministros	129.050.000
Servicios No Personales	690.450.000
- Otros Gastos Corrientes	5.590.112.034
Transferencias	5.590.112.034
Transferencias Corrientes al Sector Privado	3.198.891.818
Pensiones	34.260.498
Jubilaciones	3.144.631.320
Becas Universitarias en el País	3.000.000
Otras Transferencias	2.391.220.216
Asistencia Social Personal Pensionado	22.941.461
Asistencia Social Personal Jubilado	2.134.521.202
Indemnización Temporales y Prestaciones en Dinero	123.973.420
Transferencias Corrientes y de Capital Diversas	126.784.133
C. Resultado Económico: Equilibrado	

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
B. Gastos de Capital	**803.000.000**
- Activos Reales	703.000.000
Adquisición de Maquinarias y demás Equipos	290.000.000
Otros Activos Reales	413.000.000
- Activos Intangibles	100.000.000
C. Resultado Financiero: Déficit	**(803.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.703.000.000**
- Activos Financieros	1.703.000.000
Disminución de Caja y Bancos	1.703.000.000
B. Aplicaciones Financieras	**1.703.000.000**
- Pasivos Financieros	900.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	900.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	65.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	42.500.000
Disminución de Otras Cuentas y Efectos a Pagar	792.500.000
- Déficit Financiero	803.000.000

A0007
Colegio Universitario de Caracas

COLEGIO UNIVERSITARIO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Colegio Universitario de Caracas es una institución educativa fundamentada en los principios y valores promovidos por la Constitución de la República Bolivariana de Venezuela, orientada por las políticas de justicia, equidad, mejoramiento de la calidad académica, pertinencia social, servicio a la comunidad, entre otras, a partir de las cuales se generan los proyectos sociales y las acciones educativas pertinentes para mejorar las condiciones de vida del venezolano, contribuir al desarrollo socio-económico del país, y fortalecer el equilibrio ecológico de la nación.

En función de tales propósitos, la Institución pretende los siguientes objetivos:

- Afianzar los procesos de cambio y transformación que redunden en beneficio de la sociedad.
- Desarrollar las potencialidades de los estudiantes en función de su crecimiento personal, la consolidación de sus valores éticos y su permanente actualización en sus respectivas áreas de conocimiento.
- Lograr la agilización de los procesos y mejorar la calidad de los servicios a través de un mayor compromiso de su personal y una mejor racionalización de sus recursos, en concordancia con las limitaciones económicas del país.
- Contribuir al afianzamiento de las políticas nacionales hacia la conformación del sistema de educación superior y el fortalecimiento de la educación tecnológica profesional.

En concordancia con estos objetivos, el Proyecto de la Ley de Presupuesto de Ingresos y Gastos y aplicaciones financieras para el año 2004, ha definido las asignaciones presupuestarias de los programas y actividades, enmarcadas dentro de los lineamientos establecidos en el Plan Operativo Anual y en concordancia con los criterios impartidos por la Oficina de Planificación del Sector Universitario.

Sobre la base la anterior, la formulación del Presupuesto ha sido orientada a:

- La vinculación de la asignación presupuestaria con los objetivos y metas del Plan Operativo Anual de la Institución.
- La actualización de sueldos y salarios, conforme a las disposiciones y lineamientos del Ejecutivo Nacional.
- La cobertura de los gastos mínimos imprescindibles para garantizar el normal funcionamiento de la Institución.
- La preservación de los beneficios socioeconómicos a los estudiantes.
- El cumplimiento de la política de Recursos Humanos para el año 2004.

Desde esta perspectiva, el desarrollo del Colegio Universitario de Caracas se fundamenta en su Misión y Visión, con miras a alcanzar los objetivos a largo plazo, en función de las políticas y estrategias del Ministerio de Educación Superior y en consonancia con las funciones de formación, creación intelectual y vinculación social, esbozadas en los lineamientos para el Proyecto de Ley de Educación Superior.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**22.128.310.105**
- Transferencias para Financiar Gastos Corrientes	21.881.222.585
Del Sector Público	21.881.222.585
De la Administración Central	21.881.222.585
Recursos Ordinarios	15.535.668.035
Gestión Fiscal	5.448.424.424
Otras Fuentes de Financiamiento	897.130.126
- Ingresos por Actividades Propias	232.087.520
Ingresos no Tributarios	232.087.520
Venta de Bienes y Servicios	232.087.520
- Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Recursos Financieros	**1.716.388.621**
- Activos Financieros	1.716.388.621
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.716.388.621
TOTAL	**23.844.698.726**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**21.960.160.105**
- Gastos de Consumo	12.372.562.573
Gastos de Personal	11.501.098.802
Materiales y Suministros	223.240.996
Servicios No Personales	648.222.775
- Otros Gastos Corrientes	9.587.597.532
Transferencias	9.587.597.532
Transferencias Corrientes al Sector Privado	5.844.951.132
Otras Transferencias	3.742.646.400
Gastos de Capital	**168.150.000**
- Activos Reales	167.150.000
Repuestos y Reparaciones Mayores	14.550.000
Adquisición de Maquinarias y demás Equipos	62.250.000
Estudios y Proyectos Para Inversión en Activo Fijo	125.000
Otros Activos Reales	90.225.000
- Activos Intangibles	1.000.000
Aplicaciones Financieras	**1.716.388.621**
- Pasivos Financieros	1.716.388.621
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.716.388.621
Disminución de Cuentas y Efectos a Pagar a Proveedores	118.925.899
Disminución de Otras Cuentas y Efectos a Pagar	1.597.462.722
TOTAL	**23.844.698.726**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	7.013
Egresados	Egresado	1.272
Asistencia Socio-económica	Becario	116

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**312**	**3.579.658.640**
Directivo	3	106.860.373
Profesional y Técnico	77	1.577.283.464
Personal Administrativo	98	1.107.172.712
Personal Docente	81	424.812.844
Personal de Investigación	53	363.529.247
Personal Fijo a Tiempo Parcial	**69**	**670.607.172**
Profesional y Técnico	69	670.607.172
Personal Contratado	**201**	**1.086.696.992**
Personal Administrativo	5	27.766.248
Personal Docente	189	1.026.162.768
Obrero	7	32.767.976
TOTAL	**582**	**5.336.962.804**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	328	1.842.271.107
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	167	1.777.779.884
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	80	1.684.143.837
	TOTAL	**575**	**5.304.194.828**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	7	32.767.976
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**7**	**32.767.976**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**249**	**9.194.492.257**
- Jubilado	234	8.808.754.616
- Pensionado	15	385.737.641
Administrativo	**6**	**22.013.955**
- Apoyo	6	22.013.955
- Pensionado	6	22.013.955
Obreros	**20**	**160.892.753**
- Jubilado	18	146.156.597
- Pensionado	2	14.736.156
TOTAL	**275**	**9.377.398.965**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	23.685.360.726
02	Investigación y Post Grado	43.913.000
03	Extensión y Producción	115.425.000
	TOTAL	**23.844.698.726**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	11.501.098.802
4.02	Materiales y Suministros	223.240.996
4.03	Servicios no Personales	648.222.775
4.04	Activos Reales	168.150.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	1.716.388.621
4.07	Transferencias	9.587.597.532
	TOTAL	**23.844.698.726**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**22.128.310.105**
- Transferencias Para Financiar Gastos Corrientes	21.881.222.585
Del Sector Público	21.881.222.585
De la Administración Central	21.881.222.585
Recursos Ordinarios	15.535.668.035
Gestión Fiscal	5.448.424.424
Otras Fuentes de Financiamiento	897.130.126
- Ingresos por Actividades Propias	232.087.520
Ingresos no Tributarios	232.087.520
Ventas de Bienes y Servicios	232.087.520
- Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Intereses por Dinero en Depósito	15.000.000
B. Gastos Corrientes	**21.960.160.105**
- Gastos de Consumo	12.372.562.573
Gastos de Personal	11.501.098.802
Materiales y Suministros	223.240.996
Servicios No Personales	648.222.775
- Otros Gastos Corrientes	9.587.597.532
Transferencias	9.587.597.532
Transferencias Corrientes al Sector Privado	5.844.951.132
Pensiones	276.057.385
Jubilaciones	5.428.095.180
Becas Universitarias	51.700.000
Donaciones a personas	2.950.000
Otras transferencias y Subsidios a Organismos Laborales y Gremiales	86.148.567
Otras Transferencias	3.742.646.400
Transferencias Corrientes Diversas	3.742.646.400
C. Resultado Economito: Ahorro	**168.150.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**168.150.000**
- Ahorro en la Cuenta Corriente	168.150.000
B. Gastos de Capital	**168.150.000**
- Activos Reales	167.150.000
Repuestos y Reparaciones Mayores	14.550.000
Adquisición de Maquinarias y demás Equipos	62.250.000
Estudios y Proyectos para Inversión en Activo Fijo	125.000
Otros Activos Reales	90.225.000
- Activos Intangibles	1.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**1.716.388.621**
- Activos Financieros	1.716.388.621
Disminución de Cuentas a Cobrar al Ejecutivo Nacional	1.716.388.621
B. Aplicaciones Financieras	**1.716.388.621**
- Pasivos Financieros	1.716.388.621
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.716.388.621
Disminución de Cuentas y Efectos a Pagar a Proveedores	118.925.899
Disminución de Otras Cuentas y Efectos a Pagar	1.597.462.722

A0008

Colegio Universitario Prof. José Lorenzo Pérez Rodríguez

COLEGIO UNIVERSITARIO PROF. JOSÉ LORENZO PÉREZ RODRÍGUEZ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Colegio Universitario José Lorenzo Pérez Rodríguez, es una institución de educación superior, ubicada en el Área Metropolitana de Caracas, Estado Miranda Región Capital. Tiene como objetivo fundamental la formación de recursos humanos a nivel superior para atender la demanda del sector productivo no perdiendo como horizonte la contribución al desarrollo social, político, cultural y educativo en el ámbito local, regional y nacional.

La administración de tales recursos financieros se hará en función de las políticas enmarcadas dentro del plan de desarrollo nacional definido por los lineamientos de Política Educativa a nivel Superior. En este sentido se atenderá las prioridades que se mencionan:

- Modernización y transformación de la institución con el propósito de elevar la calidad académica y mejorar su eficiencia institucional.
- Ampliación y diversificación de la matrícula estudiantil .
- Promoción y apoyo a la creación de programas de consecución de estudios de Técnico Superior a nivel de postgrado, así como de líneas de investigación.
- Promoción de cambios curriculares que conjuguen la atención a las nuevas demandas sociales.
- Ejecución de planes de dotación de bibliotecas para contribuir con el mejoramiento de la calidad académica de la institución.

A continuación y en concordancia con lo antes expuesto los proyectos definidos para el año 2004 en cada programa que conforman la estructura programática son los siguientes:

Formación de Técnico Superior

Este programa tiene como propósito la formación de recursos humanos a nivel de Técnico Superior en las Carreras: Educación Especial; Administración y Turismo; capaces de responder a la demanda por parte del mercado laboral tanto local, regional y nacional.

Este programa contempla los siguientes proyectos:

- Creación de la carrera de informática.
- Modernización de los procesos administrativos.
- Acondicionamiento de la infraestructura física y equipamiento para el cumplimiento de sus funciones de docencia, investigación y extensión
- Dotación de libros y textos a la Biblioteca de la Institución.
- Implantación de postgrado a nivel de especialización para la consecución de estudios de Técnico Superior
- Otorgamiento de becas, bolsas de trabajo, ayudas económicas y otros servicios de salud integral al estudiante.
- Creación de la unidad oftalmológica.

- Implantación de programas de carácter virtual (Agencia de viajes, Gerencia de Gestión Humana) como apoyo académico al mejoramiento continuo del desempeño estudiantil, lo cual va a permitir asegurar igualdad de condiciones para la obtención de logros educativos en forma adecuada creación de la carrera de informática.

- Realizar estudios de mercado para el fortalecimiento académico y valoración social de las carreras que ofrece la institución como en el ámbito de consecución de estudios de Técnico Superior.

- Orientación de las pasantías para fortalecer la relación Educación - Trabajo.

- Asistencia Operativa Funcional para atender los requerimientos del funcionamiento de las actividades administrativas y académicas.

Investigación y Postgrado

Tiene como finalidad incentivar el desarrollo de la investigación para aportar valor agregado al conocimiento y así elevar la calidad académica del docente y el estudiante.

En el programa se destaca el proyecto:

- Especialización en Administración menciones: Personal y Mercadeo.

Extensión y Producción

Su objetivo es generar y desarrollar la integración de la comunidad intra y extra institucional en pro del bienestar del quehacer universitario enfocándose hacia la dinámica que exigen los tiempos actuales.

Los proyectos previstos son:

- Extensión de la Investigación Institucional
- Inserción de la Investigación en la Academia
- Participación en Jornadas de Extensión
- Deporte y Recreación
- Educación Ambiental
- Aula Libre de Extensión
- Centro de Educación de Extensión
- Promoción Cultural

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**7.035.984.110**
- Transferencias para Financiar Gastos Corrientes	6.770.984.110
Del Sector Público	6.770.984.110
De la Administración Central	6.770.984.110
– Ingresos Ordinarios	4.807.398.718
– Gestión Fiscal	1.685.975.043
– Otras Fuentes de Financiamiento	277.610.349
- Ingresos por Actividades Propias	65.000.000
Ingresos no Tributarios	65.000.000
Venta de Bienes y Servicios	65.000.000
- Otros Ingresos Corrientes	200.000.000
Ingresos de la Propiedad	200.000.000
Recursos Financieros	**1.541.778.690**
- Activos Financieros	1.541.778.690
Disminución de Caja y Bancos	1.541.778.690
TOTAL	**8.577.762.800**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**7.694.140.932**
- Gastos de Consumo	7.216.005.288
Gastos de Personal	6.832.261.567
Materiales y Suministros	108.454.966
Servicios No Personales	275.288.755
- Otros Gastos Corrientes	478.135.644
Transferencias	478.135.644
Transferencias Corrientes al Sector Privado	351.542.772
Otras Transferencias	126.592.872
Gastos de Capital	**753.621.868**
- Activos Reales	724.585.905
Repuestos y Reparaciones Mayores	29.120.000
Adquisición de Maquinarias y demás Equipos	180.465.905
Otros Activos Reales	515.000.000
- Activos Intangibles	29.035.963
Aplicaciones Financieras	**130.000.000**
- Pasivos Financieros	130.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	130.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	19.600.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	40.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	17.400.000
Disminución de Otras Cuentas y Efectos a Pagar	53.000.000
TOTAL	**8.577.762.800**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula Atendida	Alumno	3.079
Egresados	Egresado	383
Actividades de Investigación	Proyecto	1
Actividades de Extensión	Taller, Charla y Curso	8
Asistencia Socio Económica	Becario	135

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**214**	**2.665.177.385**
Directivo	4	129.887.784
Profesional y Técnico	33	374.836.231
Personal Administrativo	27	142.241.058
Personal Docente	96	1.682.490.556
Obrero	54	335.721.756
Personal Fijo a Tiempo Parcial	**11**	**62.057.279**
Profesional y Técnico	4	26.546.015
Personal Docente	7	35.511.264
Personal Contratado	**55**	**407.459.041**
Profesional y Técnico	3	31.071.493
Personal Docente	50	361.367.425
Obrero	2	15.020.123
TOTAL	**280**	**3.134.693.705**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	2	6.395.616
III	297.106 _ 347.106	4	16.358.088
IV	347.107 _ 397.107	17	74.234.487
V	397.108 _ 447.108	13	66.803.421
VI	447.109 _ 497.109	27	147.765.372
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	3	20.248.320
IX	597.112 _ 647.112	2	15.089.472
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	17	154.909.848
XIII	797.116 _ 847.116	23	226.859.320
XIV	847.117 _ 897.117	5	51.332.356
XV	897.118 _ 947.118	7	79.056.121
XVI	947.119 _ 997.119	23	265.829.124
XVII	997.120 Y MAS	81	1.659.070.281
	TOTAL	**224**	**2.783.951.826**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	22	123.352.647
VII	497.110 __ 547.110	15	93.994.757
VIII	547.111 __ 597.111	11	72.313.102
IX	597.112 __ 647.112	5	36.704.940
X	647.113 __ 697.113	3	24.376.433
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**56**	**350.741.879**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**15**	**341.059.653**
- Jubilado	8	246.309.829
- Pensionado	7	94.749.824
TOTAL	**15**	**341.059.653**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	8.561.762.800
02	Investigación y Postgrado	8.000.000
03	Extensión y Producción	8.000.000
	TOTAL	**8.577.762.800**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	6.832.261.567
4.02	Materiales y Suministros	108.454.966
4.03	Servicios no Personales	275.288.755
4.04	Activos Reales	753.621.868
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	130.000.000
4.07	Transferencias	478.135.644
	TOTAL	**8.577.762.800**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.035.984.110**
- Transferencias Para Financiar Gastos Corrientes	6.770.984.110
Del Sector Público	6.770.984.110
De la Administración Central	6.770.984.110
– Ingresos Ordinarios	4.807.398.718
– Gestión Fiscal	1.685.975.043
– Otras Fuentes de Financiamiento	277.610.349
- Ingresos por Actividades Propias	65.000.000
Ingresos no Tributarios	65.000.000
Venta de Bienes y Servicios	65.000.000
- Otros Ingresos Corrientes	200.000.000
Ingresos de la Propiedad	200.000.000
Intereses por Dinero en Depósito	200.000.000
B. Gastos Corrientes	**7.694.140.932**
- Gastos de Consumo	7.216.005.288
Gastos de Personal	6.832.261.567
Materiales y Suministros	108.454.966
Servicios No Personales	275.288.755
- Otros Gastos Corrientes	478.135.644
Transferencias	478.135.644
Transferencias Corrientes al Sector Privado	351.542.772
Pensiones	60.567.504
Jubilaciones	153.899.268
Becas Universitarias en el País	33.000.000
Otras Transferencias Directas a Personas	24.076.000
Subsidio a Organismos Laborales y Gremiales	80.000.000
Otras Transferencias	126.592.872
Asistencia Social Personal Pensionado	34.182.317
Asistencia Social Personal Jubilado	92.410.555
C. Resultado Económico: Desahorro	**(658.156.822)**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**(658.156.822)**
- Desahorro en la Cuenta Corriente	(658.156.822)
B. Gastos de Capital	**753.621.868**
- Activos Reales	724.585.905
Repuestos y Reparaciones Mayores	29.120.000
Adquisición de Maquinarias y demás Equipos	180.465.905
Otros Activos Reales	515.000.000
- Activos Intangibles	29.035.963
C. Resultado Financiero: Déficit	**(1.411.778.690)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.541.778.690**
- Activos Financieros	1.541.778.690
Disminución de Caja y Bancos	1.541.778.690
B. Aplicaciones Financieras	**1.541.778.690**
- Pasivos Financieros	130.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	130.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	19.600.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	40.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	17.400.000
Disminución de Otras Cuentas y Efectos a Pagar	53.000.000
- Déficit Financiero	1.411.778.690

A0009
Colegio Universitario Cecilio Acosta, de Los Teques

COLEGIO UNIVERSITARIO CECILIO ACOSTA, DE LOS TEQUES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Colegio Universitario "Cecilio Acosta" de los Teques fue creado por disposición del Ejecutivo Nacional según Decreto N° 792 de fecha 23 de Noviembre de 1971. Se rige por el reglamento de los institutos y colegios universitarios, Gaceta Oficial N° 4995 Extraordinario de fecha 31 de Noviembre de 1995. Su esquema responde a un conjunto de exigencias que provienen tanto del subsistema de educación superior, así como de los requerimientos del orden social y económico ofrecidas dentro de la región mirandina y del país.

Como institución de educación superior esta destinada a conducir al estudiante hacia la prosecución de estudios que le permitan continuar y elevar su formación profesional, orientado a la población sobre las diferentes carrera ofrecidas dentro del subsistema y proporcionando la oportunidad de iniciarse y culminar aquellas, para las cuales manifiestan aptitudes vocacionales, así como ofrecer la información ocupacional o pertinente a las posibilidades existentes en el mercado laboral.

Dentro de los objetivos centrales se destacan:

- Formar Técnicos Superiores en las diferentes carreras que ofrece el colegio teniendo en cuenta las aptitudes e intereses especiales que evidencian los estudiantes en atención a las necesidades nacionales y regionales.

- Promover la elevación del nivel cultural de los diferentes sectores de la comunidad y el perfeccionamiento de los sectores profesionales, todo ello en el marco conceptual de la educación permanente.

- Fomentar estudios e investigaciones en las áreas del conocimiento relacionadas con las especialidades que imparten a la institución y proyectarlas hacia otras instituciones.

- El Programa de Formación de Técnicos Superiores Universitarios, se orienta básicamente hacia la formación de recursos humanos a nivel de técnico superior universitario en las áreas de administración, educación y salud, consideradas prioritarias para el desarrollo del país. Se ajusta en su estructura y ejecución a las leyes y reglamentos emanados de los organismos superiores de la administración pública.

- A través de este programa se cumplen diversas actividades operativas y de apoyo que coadyuvan a la formación del técnico superior; cabe mencionar: extensión universitaria; deporte; comedor; servicio médico odontológico; becas; ayudantías; orientación; recursos para el aprendizaje; biblioteca y artes graficas.

- Mediante el programa de investigación y postgrado se incentivará la investigación universitaria a través de la interacción de experiencias de manera integrada con la docencia, la extensión universitaria, postgrado y la producción, considerando el entorno económico, industrial y social, de la región y del país.

- En cuanto al programa de extensión y producción, se orientarán las actividades a programar y coordinar el desarrollo de experiencias que contribuyan a la formación personal cultural y social de la comunidad educativa, exaltar los valores nacionales y a la proyección de la institución en el ámbito regional y nacional.

Política de Cobertura de los Servicios a Prestar

La matrícula que se estima atender durante el ejercicio fiscal del año 2004 es de 6.010 alumnos de Pregrado y egresar 1.013 técnicos superiores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**16.689.951.894**
- Transferencias para Financiar Gastos Corrientes	16.606.833.162
Del Sector Público	16.606.833.162
– Ingresos Ordinarios	11.790.851.545
– Gestión Fiscal	4.135.101.457
– Otras Fuentes de Financiamiento	680.880.160
- Ingresos por Actividades Propias	23.118.732
Ingresos no Tributarios	23.118.732
Venta de Bienes y Servicios	23.118.732
- Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Recursos Financieros	**120.000.000**
- Activos Financieros	120.000.000
Disminución de Caja y Bancos	120.000.000
TOTAL	**16.809.951.894**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**16.483.562.607**
- Gastos de Consumo	10.024.498.575
Gastos de Personal	9.108.604.947
Materiales y Suministros	265.840.000
Servicios No Personales	650.053.628
- Otros Gastos Corrientes	6.459.064.032
Transferencias	6.459.064.032
Transferencias Corrientes al Sector Privado	6.459.064.032
Gastos de Capital	**9.000.000**
- Activos Reales	8.000.000
Adquisición de Maquinarias y demás Equipos	8.000.000
- Activos Intangibles	1.000.000
Aplicaciones Financieras	**317.389.287**
- Pasivos Financieros	317.389.287
Servicio de la Deuda Pública y Disminución de otros Pasivos	317.389.287
Disminución de Cuentas y Efectos a Pagar a Proveedores	22.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	75.000.000
Disminución de Otras Cuentas y Efectos a Pagar	220.389.287
TOTAL	**16.809.951.894**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	6.010
Egresados	Egresado	1.013

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**370**	**3.259.265.997**
Directivo	3	37.432.665
Profesional y Técnico	59	668.951.120
Personal Administrativo	113	519.953.931
Personal Docente	69	1.210.842.494
Obrero	126	822.085.787
Personal Fijo a Tiempo Parcial	**31**	**96.075.503**
Personal Docente	31	96.075.503
Personal Contratado	**226**	**924.254.460**
Profesional y Técnico	11	113.915.178
Personal Administrativo	2	8.988.271
Personal Docente	196	712.886.658
Obrero	17	88.464.353
TOTAL	**627**	**4.279.595.960**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	106	306.378.475
II	247.105 __ 297.105		
III	297.106 __ 347.106	160	611.159.593
IV	347.107 __ 397.107	38	178.104.774
V	397.108 __ 447.108	13	66.998.056
VI	447.109 __ 497.109	9	50.225.334
VII	497.110 __ 547.110	3	19.687.320
VIII	547.111 __ 597.111	1	6.921.742
IX	597.112 __ 647.112	3	21.956.356
X	647.113 __ 697.113	6	46.893.036
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	34	334.243.726
XIV	847.117 __ 897.117	1	10.352.156
XV	897.118 __ 947.118	20	221.070.954
XVI	947.119 __ 997.119	3	35.528.830
XVII	997.120 Y MAS	87	1.459.525.468
	TOTAL	**484**	**3.369.045.820**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	15	76.144.873
VI	447.109 __ 497.109	48	282.162.320
VII	497.110 __ 547.110	30	181.504.950
VIII	547.111 __ 597.111	1	6.785.052
IX	597.112 __ 647.112	36	258.155.828
X	647.113 __ 697.113	13	105.797.117
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**143**	**910.550.140**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**170**	**6.099.045.051**
- Jubilado	157	5.949.525.785
- Pensionado	13	149.519.266
Obrero	**38**	**360.018.981**
- Jubilado	37	352.519.208
- Pensionado	1	7.499.773
TOTAL	**208**	**6.459.064.032**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	16.611.367.184
02	Investigación y Postgrado	99.292.355
03	Extensión y Producción	99.292.355
	TOTAL	**16.809.951.894**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	9.108.604.947
4.02	Materiales y Suministros	265.840.000
4.03	Servicios no Personales	650.053.628
4.04	Activos Reales	9.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	317.389.287
4.07	Transferencias	6.459.064.032
	TOTAL	**16.809.951.894**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**16.689.951.894**
- Transferencias Para Financiar Gastos Corrientes	16.606.833.162
Del Sector Público	16.606.833.162
De la Administración Central	16.606.833.162
– Ingresos Ordinarios	11.790.851.545
– Gestión Fiscal	4.135.101.457
– Otras Fuentes de Financiamiento	680.880.160
- Ingresos por Actividades Propias	23.118.732
Ingresos no Tributarios	23.118.732
Ventas de Bienes y Servicios	23.118.732
- Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Intereses por Dinero en Depósito	60.000.000
B. Gastos Corrientes	**16.483.562.607**
- Gastos de Consumo	10.024.498.575
Gastos de Personal	9.108.604.947
Materiales y Suministros	265.840.000
Servicios No Personales	650.053.628
- Otros Gastos Corrientes	6.459.064.032
Transferencias	6.459.064.032
Transferencias Corrientes al Sector Privado	6.459.064.032
Pensiones	102.671.559
Jubilaciones	3.924.999.435
Asistencia Social al Personal Pensionado	54.347.480
Asistencia Social al Personal Jubilado	2.377.045.558
C. Resultado Económico: Ahorro	**206.389.287**
II. Cuenta de Capital	
A. Recursos de Capital	**206.389.287**
- Desahorro en la Cuenta Corriente	206.389.287
B. Gastos de Capital	**9.000.000**
- Activos Reales	8.000.000
Adquisición de Maquinarias y demás Equipos	8.000.000
- Activos Intangibles	1.000.000
C. Resultado Financiero: Superávit	**197.389.287**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**317.389.287**
- Activos Financieros	120.000.000
Disminución de Caja y Bancos	120.000.000
- Superávit Financiero	197.389.287
B. Aplicaciones Financieras	**317.389.287**
- Pasivos Financieros	317.389.287
Servicio de la Deuda Pública y Disminución de otros Pasivos	317.389.287
Disminución de Cuentas y Efectos a Pagar a Proveedores	22.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	75.000.000
Disminución de Otras Cuentas y Efectos a Pagar	220.389.287

A0011
Servicio Autónomo Oficinas Técnicas del
Consejo Nacional de Universidades (CNU)

SERVICIO AUTÓNOMO OFICINAS TÉCNICAS DEL CONSEJO NACIONAL DE UNIVERSIDADES (CNU)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades es el órgano encargado de dirigir, organizar, controlar y evaluar la elaboración y ejecución de planes, programas y proyectos académicos y administrativos de las Universidades Nacionales. Asimismo, le corresponde asesorar a las Universidades Nacionales en el proceso de elaboración y ejecución de los presupuestos universitarios y de los planes operativos y estratégicos, a cuyo efecto prepara las políticas de ingresos y gastos, instrumentos y formularios que sirven de guía en el desarrollo de estas actividades manteniendo una vinculación con los organismos gubernamentales.

De igual modo, cumpliendo con lo establecido en la Ley de Universidades, es responsable de la coordinación de las relaciones de las Universidades entre sí y con el resto del sistema educativo, armonizando sus planes docentes, culturales y científicos, así como la planificación de su desarrollo de acuerdo con las necesidades del país.

Es competencia del Servicio Autónomo la coordinación, asesoramiento y evaluación de los proyectos de creación de Universidades y Carreras, analizando los proyectos propuestos tanto en su factibilidad como en su planta física, para lo cual elabora la normatividad y los lineamientos generales para la evaluación de la planta física universitaria, así como la factibilidad de ejecución de los recursos para infraestructura y equipamiento de las instituciones que así lo soliciten.

Con el objeto de garantizar la ejecución coherente de los proyectos con los lineamientos políticos expresados en el Plan de desarrollo Económico y Social de la Nación 2001-2007, la política presupuestaria del Servicio Autónomo Consejo Nacional de Universidades se enmarca en los siguientes proyectos:

Sistema de Evaluación y Acreditación de las Universidades

El sistema de evaluación y acreditación tiene como objetivo la evaluación de las universidades y sus programas en las fases de creación, funcionamiento y desarrollo, y en la fase de logros y resultados. Para lo cual durante el ejercicio fiscal 2004, desarrollará estándares institucionales de las Universidades y sus programas, con el objeto de simplificar los instructivos para la creación o modificación de programas, reduciendo el tiempo de evaluación de los mismos.

Sistema de Asignación, Seguimiento y Control Presupuestario

Este sistema tiene como objetivo determinar técnicamente los recursos necesarios para un funcionamiento cabal de las universidades, que considere el desempeño institucional para la asignación de los recursos adicionales, incorporando instrumentos de evaluación de la efectividad y la eficiencia en la gestión de los recursos financieros del sector.

Para lo cual durante el ejercicio fiscal 2004 se realizarán las siguientes acciones:

- Implantar la Estructura Programática Presupuestaria y las Redes de Producción Institucionales en las Universidades oficiales.
- Implantar los manuales SIGECOF sector universitario en las universidades oficiales.
- Desarrollar e implantar un sistema integrado de gestión cuyo diseño conceptual se derive de los manuales SIGECOF sector universitario en las universidades oficiales.
- Incorporar la evaluación de la gestión administrativa y desarrollar indicadores de gestión institucionales.

Postgrados y Unidades de Investigación

Este proyecto tiene como propósito el fortalecimiento y vinculación de los programas de postgrado con las unidades de investigación activas y productivas, financiando la dotación de insumos básicos dirigidos a aquellas unidades de investigación que acepten estudiantes tesistas y de los proyectos de tesis doctorales.

De igual modo, se propone elevar el número de docentes universitarios con estudios de doctorado, para lo cual se realizarán las siguientes acciones:

- Elaborar el documento que define las pautas del programa de becas de postgrado para docentes 2004.
- Convocar a las universidades para la postulación de candidatos a postgrado 2004.

Dotación de Bibliotecas y Creación de Salas de Computación con acceso a Internet

Este proyecto tiene como finalidad asegurar la dotación básica de los recursos bibliográficos indispensables para el desempeño de las actividades académicas de pregrado de las universidades. Así como, la creación de centros que permitan en el ámbito académico el manejo de las herramientas básicas de computación y el uso de internet para todos aquellos estudiantes universitarios, principalmente los de bajos recursos, a fin de garantizar la equidad en el desempeño y prosecución.

Para cumplir con esta finalidad, se realizarán las siguientes acciones:

- Dotar y consolidar la demanda de libros de texto de las bibliotecas universitarias.
- Extender el programa de dotación de recursos bibliográficos a los Institutos y Colegios Universitarios que atienden matrículas de 1° a 6° semestres.
- Definir estándares y lineamientos estratégicos para lograr una mayor eficiencia en la prestación de servicios bibliotecarios de calidad a la comunidad universitaria.
- Diseñar cursos para la capacitación del personal que atiende las bibliotecas en los Institutos y Colegios Universitarios.
- Realizar la evaluación al Plan de Dotación de libros de texto
- Dotar 120 salas de computación con acceso a internet.
- Capacitar a docentes y empleados en el uso de multimedia.

Programa Nacional de Orientación Profesional

Este programa tiene como propósito fundamental explorar la vocación de los estudiantes y brindarles de acuerdo a ésta orientación acerca de las diferentes profesiones, en cuanto a duración de la carrera, tiempo de dedicación a la misma y ámbitos de empleo.

Para lo cual se realizarán los siguientes objetivos:

- Implantar la Prueba de exploración Vocacional en el Programa Nacional de admisión.
- Estimular el desarrollo de programas regionales sobre oportunidades de estudio y el proceso de admisión.
- Fortalecer los procesos automatizados y la plataforma tecnológica del programa nacional de admisión.

Equidad en el acceso y optimización del Desempeño de los estudiantes

Proyecto destinado a elevar la tasa de ingreso a las instituciones de educación superior de aquellos estudiantes pertenecientes a sectores económicos y socialmente desfavorecidos, proveyéndolos de auxilios financieros, que no sólo les permitan ingresar a educación superior, sino continuar sus estudios. Para lo cual se tiene previsto implantar el Programa de Asesorías Académicas para los becarios OPSU, en las instituciones seleccionadas.

Formación de Recursos Humanos a nivel de Educación Superior

Tiene como finalidad organizar, analizar y generar información relevante, actualizada confiable y oportuna del subsistema de educación superior, entre sus objetivos destacan:

- Desarrollar una cartera de estudios y proyectos enmarcados en las nuevas líneas de investigación definidas en el 2003.
- Evaluar las acciones desarrolladas en el marco del Proyecto Macuro-Valdez.
- Promover en las instituciones de educación superior la realización de nuevos estudios de demanda a nivel regional, a fin de conocer las necesidades de formación y perfiles profesionales por región.

Sistema Nacional de Admisión

Con la finalidad de mejorar el instrumento utilizado para la selección de los estudiantes, se realizarán en el ejercicio fiscal 2004 las siguientes acciones:

- Implantar la subprueba de habilidades y contenidos matemáticos
- Conformar el banco de preguntas de la subprueba.
- Estructurar un sistema de generación automatizada de pruebas.
- Diseñar un sistema de asignación de puntuaciones a la Prueba de Aptitud Académica.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**143.159.969.044**
- Transferencias para Financiar Gastos Corrientes	135.409.969.044
Del Sector Público	135.409.969.044
Recursos Destinados al CNU	34.372.387.468
– Ingresos Ordinarios	25.673.592.182
– Gestión Fiscal	8.558.724.480
– Otras Fuentes de Financiamiento	140.070.806
Recursos Destinados a las Partidas Centralizadas del CNU	101.037.581.576
– Ingresos Ordinarios	75.467.485.839
– Gestión Fiscal	25.158.357.812
– Otras Fuentes de Financiamiento	411.737.925
- Ingresos por Actividades Propias	3.750.000.000
Venta de Servicios	3.750.000.000
- Otros Ingresos Corrientes	4.000.000.000
Ingresos de la Propiedad	4.000.000.000
Recursos Financieros	**76.474.250.562**
- Activos Financieros	76.474.250.562
Disminución de Caja y Bancos	76.474.250.562
TOTAL	**219.634.219.606**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**131.883.469.256**
- Gastos de Consumo	26.158.454.700
Gastos de Personal	13.569.759.040
Materiales y Suministros	542.820.180
Servicios No Personales	12.045.875.480
- Otros Gastos Corrientes	105.725.014.556
Transferencias	105.725.014.556
Transferencias Corrientes al Sector Privado	717.432.980
Transferencias Corrientes al Sector Público	105.007.581.576
Gastos de Capital	**2.665.218.773**
- Activos Reales	2.252.091.046
Repuestos y Reparaciones Mayores	1.000.000.000
Adquisición de Maquinarias y demás Equipos	1.252.091.046
- Activos Intangibles	413.127.727
Aplicaciones Financieras	**85.085.531.577**
- Pasivos Financieros	85.085.531.577
Servicio de la Deuda Pública y Disminución de otros Pasivos	85.085.531.577
Disminución de Cuentas y Efectos a Pagar a Proveedores	649.247.211
Disminución de Cuentas a Pagar por Retenciones Laborales	125.980.995
Disminución de Otras Cuentas y Efectos a Pagar	84.310.303.371
TOTAL	**219.634.219.606**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Aplicación de la Prueba Nacional en Todo el Territorio	Bachiller	500.000
Prueba de Aptitud Académica	Libro	2
Implementación de los Manuales de Sigecof	Sistema	1
Aprobar nuevos cursos de Postgrado	Curso	60
Programa Nacional de Admisión	Sistemas	100
Programa Nacional de Admisión año 2003	Becario	1.055
Asignar Becas a los Estudiantes, a Través del Proceso de Admisión de Educación Superior	Becario	1.000
Implantar la Prueba de Exploración Vocacional en el Proceso de Admisión	Prueba	1
Actualización y Automatización de los Boletines Estadísticos	Boletín	2

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**319**	**1.522.230.114**
Directivo	31	242.735.208
Profesional y Técnico	153	774.725.232
Personal Administrativo	90	289.206.000
Obrero	45	215.563.674
Personal Contratado	**40**	**240.247.572**
Profesional y Técnico	40	240.247.572
TOTAL	**359**	**1.762.477.686**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	65	182.806.524
II	247.105 _ 297.105	24	80.421.732
III	297.106 _ 347.106	79	307.508.640
IV	347.107 _ 397.107	25	112.911.888
V	397.108 _ 447.108	15	75.731.244
VI	447.109 _ 497.109	27	150.771.240
VII	497.110 _ 547.110	13	82.146.420
VIII	547.111 _ 597.111	21	141.252.432
IX	597.112 _ 647.112	10	75.055.416
X	647.113 _ 697.113	7	56.048.940
XI	697.114 _ 747.114	18	154.215.480
XII	747.115 _ 797.115	3	27.877.512
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	7	100.166.544
	TOTAL	**314**	**1.546.914.012**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	14	58.120.908
IV	347.107 __ 397.107		
V	397.108 __ 447.108	25	122.948.355
VI	447.109 __ 497.109	6	34.494.411
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**45**	**215.563.674**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**30**	**124.811.320**
Jubilado	19	86.358.496
Pensionado	11	38.452.824
Obreros	**4**	**10.036.224**
Jubilado	4	10.036.224
TOTAL	**34**	**134.847.544**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Secretariado Permanente	2.799.731.593
02	Oficina de Planificación del Sector Universitario	216.834.488.013
	TOTAL	**219.634.219.606**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	13.569.759.040
4.02	Materiales y Suministros	542.820.180
4.03	Servicios no Personales	12.045.875.480
4.04	Activos Reales	2.665.218.773
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	85.085.531.577
4.07	Transferencias	105.725.014.556
	TOTAL	**219.634.219.606**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**143.159.969.044**
- Transferencias Para Financiar Gastos Corrientes	135.409.969.044
Del Sector Público	135.409.969.044
De la Administración Central	135.409.969.044
Recursos Destinados al CNU	34.372.387.468
– Ingresos Ordinarios	25.673.592.182
– Gestión Fiscal	8.558.724.480
– Otras Fuentes de Financiamiento	140.070.806
Recursos Destinados a las Partidas Centralizadas del CNU	101.037.581.576
– Ingresos Ordinarios	75.467.485.839
– Gestión Fiscal	25.158.357.812
– Otras Fuentes de Financiamiento	411.737.925
- Ingresos por Actividades Propias	3.750.000.000
Venta de Servicios	3.750.000.000
Proceso de Admisión a la Educación Superior	3.750.000.000
- Otros Ingresos Corrientes	4.000.000.000
Ingresos de la Propiedad	4.000.000.000
Intereses por Dinero en Depósito	4.000.000.000
B. Gastos Corrientes	**131.883.469.256**
- Gastos de Consumo	26.158.454.700
Gastos de Personal	13.569.759.040
Materiales y Suministros	542.820.180
Servicios No Personales	12.045.875.480
- Otros Gastos Corrientes	105.725.014.556
Transferencias	105.725.014.556
Transferencias Corrientes al Sector Privado	717.432.980
Pensiones	54.548.310
Jubilaciones	199.765.730
Donaciones a Personas	260.000.000
Asistencia social al personal Pensionado	67.017.090
Asistencia social al personal Jubilado	136.101.850
Transferencias Corrientes al Sector Público	105.007.581.576
Transferencias Corrientes a los Entes Descentralizados	100.587.581.576
Donaciones Corrientes a Organismo del Sector Público	1.170.000.000
Transferencias Corrientes a otros Organismo del Sector Público	3.250.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
C. Resultado Económico: Ahorro	**11.276.499.788**
II. Cuenta de Capital	
A. Recursos de Capital	**11.276.499.788**
- Ahorro en la Cuenta Corriente	11.276.499.788
B. Gastos de Capital	**2.665.218.773**
- Activos Reales	2.252.091.046
Repuestos y Reparaciones Mayores	1.000.000.000
Adquisición de Maquinarias y demás Equipos	1.252.091.046
- Activos Intangibles	413.127.727
C. Resultado Financiero: Superávit	**8.611.281.015**
III. Cuenta Financiera	
A. Recursos Financieros	**85.085.531.577**
- Activos Financieros	76.474.250.562
Disminución de Caja y Bancos	76.474.250.562
- Superávit Financiero	8.611.281.015
B. Aplicaciones Financieras	**85.085.531.577**
- Pasivos Financieros	85.085.531.577
Servicio de la Deuda Pública y Disminución de otros Pasivos	85.085.531.577
Disminución de Cuentas y Efectos a Pagar a Proveedores	649.247.211
Disminución de Cuentas a Pagar por Retenciones Laborales	125.980.995
Disminución de Otras Cuentas y Efectos a Pagar	84.310.303.371

A0026
Instituto Universitario de Tecnología Jacinto
Navarro Vallenilla, Carúpano

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA JACINTO NAVARRO VALLENILLA, CARÚPANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, es una institución educativa, cuya misión es la de formar Técnicos Superiores Universitarios de alta calidad que contribuyan con el desarrollo sustentable de la región Carúpano-Paria y del país, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el fortalecimiento de las potencialidades humanas y ciudadanas del individuo.

Entre sus objetivos se destacan:

- Desarrollar en el individuo una actitud critica ante los problemas de la sociedad contemporánea y suministrarle los instrumentos, conceptuales básicos que le permitan afrontar con éxito los futuros retos profesionales que la dinámica socio-económica le exija.

- Dirigir programas que conduzcan al proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado al proceso acelerado de transformación.

- Realizar programas de investigación, atendiendo las necesidades requerimientos regionales y nacionales del sistema productivo y económico del medio social.

- Consolidarse como una institución promotora en la concepción y adaptación e innovaciones tecnológicas de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientados y operativizados por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica.

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado.

Investigación

Su propósito es de incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y, la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad. Entre sus proyectos están los siguientes: Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad, focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad y de la institución, alianzas estratégicas para la relación instituciones-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportivas y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**16.520.940.061**
- Transferencias para Financiar Gastos Corrientes	16.472.940.061
Del Sector Público	16.472.940.061
De la Administración Central	16.472.940.061
– Ingresos Ordinarios	11.695.787.443
– Gestión Fiscal	4.101.762.075
– Otras Fuentes de Financiamiento	675.390.543
- Ingresos por Actividades Propias	42.000.000
Ingresos no Tributarios	42.000.000
Venta de Bienes y Servicios	42.000.000
- Otros Ingresos Corrientes	6.000.000
Ingresos de la Propiedad	6.000.000
Recursos Financieros	**420.000.000**
- Activos Financieros	420.000.000
Disminución de Caja y Bancos	420.000.000
TOTAL	**16.940.940.061**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**16.429.962.054**
- Gastos de Consumo	13.577.134.227
Gastos de Personal	13.018.292.686
Materiales y Suministros	241.635.076
Servicios No Personales	317.206.465
- Otros Gastos Corrientes	2.852.827.827
Transferencias	2.852.827.827
Transferencias Corrientes al Sector Privado	1.633.079.520
Otras Transferencias	1.219.748.307
Gastos de Capital	**90.978.007**
- Activos Reales	88.478.007
Repuestos y Reparaciones Mayores	23.772.000
Adquisición de Maquinarias y demás Equipos	39.006.007
Adquisición de Equipos de Transporte, Tracción y Elevación	500.000
Otros Activos Reales	25.200.000
- Activos Intangibles	2.500.000
Aplicaciones Financieras	**420.000.000**
- Pasivos Financieros	420.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	420.000.000
Disminución de Otras Cuentas y Efectos a Pagar	420.000.000
TOTAL	**16.940.940.061**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	6.254
Egresados de Pregrado	Alumno	653
Actividades de Investigación	Proyecto	10
Actividades de Extensión	Taller	38
Asistencia Socio Económicas	Beca	700

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**483**	**5.402.156.395**
Directivo	3	105.180.968
Profesional y Técnico	89	969.150.063
Personal Administrativo	57	299.680.016
Personal Docente	185	2.879.168.936
Obrero	149	1.148.976.412
Personal Fijo a Tiempo Parcial	**16**	**110.393.047**
Profesional y Técnico	2	13.369.219
Personal Docente	14	97.023.828
Personal Contratado	**90**	**614.553.821**
Profesional y Técnico	1	8.633.328
Personal Administrativo	12	49.574.688
Personal Docente	73	539.754.864
Obrero	4	16.590.941
TOTAL	**589**	**6.127.103.263**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	11	32.788.800
III	297.106 _ 347.106		
IV	347.107 _ 397.107	45	203.080.840
V	397.108 _ 447.108	27	137.465.994
VI	447.109 _ 497.109	14	80.449.536
VII	497.110 _ 547.110	1	6.331.740
VIII	547.111 _ 597.111	16	110.393.047
IX	597.112 _ 647.112	4	29.128.356
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	86	786.487.548
XIII	797.116 _ 847.116	92	898.486.527
XIV	847.117 _ 897.117	17	177.772.584
XV	897.118 _ 947.118	4	44.122.824
XVI	947.119 _ 997.119	2	23.754.876
XVII	997.120 Y MAS	117	2.431.273.238
	TOTAL	**436**	**4.961.535.910**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	4	16.590.941
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	52	348.182.235
IX	597.112 __ 647.112		
X	647.113 __ 697.113	76	617.149.072
XI	697.114 __ 747.114	21	183.645.105
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**153**	**1.165.567.353**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docentes	**63**	**2.301.140.918**
- Jubilado	62	2.285.693.198
- Pensionado	1	15.447.720
Obreros	**32**	**259.416.909**
- Jubilado	31	255.413.733
- Pensionado	1	4.003.176
TOTAL	**95**	**2.560.557.827**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	16.829.055.471
02	Investigación y Postgrado	64.684.590
03	Extensión y Producción	47.200.000
	TOTAL	**16.940.940.061**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	13.018.292.686
4.02	Materiales y Suministros	241.635.076
4.03	Servicios no Personales	317.206.465
4.04	Activos Reales	90.978.007
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	420.000.000
4.07	Transferencias	2.852.827.827
	TOTAL	**16.940.940.061**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**16.520.940.061**
- Transferencias Para Financiar Gastos Corrientes	16.472.940.061
Del Sector Público	16.472.940.061
De la Administración Central	16.472.940.061
– Ingresos Ordinarios	11.695.787.443
– Gestión Fiscal	4.101.762.075
– Otras Fuentes de Financiamiento	675.390.543
- Ingresos por Actividades Propias	42.000.000
Ingresos no Tributarios	42.000.000
Venta de Bienes y Servicios	42.000.000
- Otros Ingresos Corrientes	6.000.000
Ingresos de la Propiedad	6.000.000
Intereses por Dinero en Depósito	6.000.000
B. Gastos Corrientes	**16.429.962.054**
- Gastos de Consumo	13.577.134.227
Gastos de Personal	13.018.292.686
Materiales y Suministros	241.635.076
Servicios No Personales	317.206.465
- Otros Gastos Corrientes	2.852.827.827
Transferencias	2.852.827.827
Transferencias Corrientes al Sector Privado	1.633.079.520
Pensiones	19.450.896
Jubilaciones	1.571.358.624
Becas Universitarias en el País	29.494.000
Becas de perfeccionamiento en el país	8.776.000
Subsidio a organismos laborales y grem.	4.000.000
Otras Transferencias	1.219.748.307
Aguinaldos personal jubilados	415.886.249
Aport. caja de ahorro del personal Jub.	137.975.809
Otras subvenciones socio-econ. Jub.	415.886.249
Transf. Ctes. Diversas	250.000.000
C. Resultado Económico: Ahorro	**90.978.007**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**90.978.007**
- Desahorro en la Cuenta Corriente	90.978.007
B. Gastos de Capital	**90.978.007**
- Activos Reales	88.478.007
Repuestos y Reparaciones Mayores	23.772.000
Adquisición de Maquinarias y demás Equipos	39.006.007
Adquisición de Equipos de Transporte, Tracción y Elevación	500.000
Otros Activos Reales	25.200.000
- Activos Intangibles	2.500.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**420.000.000**
- Activos Financieros	420.000.000
Disminución de Caja y Bancos	420.000.000
B. Aplicaciones Financieras	**420.000.000**
- Pasivos Financieros	420.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	420.000.000
Disminución de Otras Cuentas y Efectos a Pagar	420.000.000

A0027
Instituto Universitario Experimental de
Tecnología Andrés Eloy Blanco- Barquisimeto

INSTITUTO UNIVERSITARIO EXPERIMENTAL DE TECNOLOGÍA ANDRÉS ELOY BLANCO- BARQUISIMETO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco, Barquisimeto, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros: definición de una política de diversificación e innovación curricular; innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos; innovaciones en los diseños curriculares; estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras; captación, capacitación y actualización permanente del personal docente; nuevas tecnologías para el aprendizaje; educación continua y presencial; alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares; apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.
- Generación, gestión y transferencia de conocimientos y tecnología competitiva.
- Identificación de área de investigación competitiva.
- Sistema integrador postgrado-investigación
- Dotación de la infraestructura tecnológica para la investigación.
- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocer y estimular la labor investigativa; apoyar la producción de revistas científicas; estimular la publicación de las investigaciones en diarios y revistas (regionales y nacionales) y la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.

- Focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad, de la institución para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos son: mejorar la relación instituto–comunidad; fomentar la imagen corporativa; fortalecer los convenios interinstitucionales; desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario; desarrollar redes sociales a través de la investigación-acción; crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**22.764.993.622**
- Transferencias para Financiar Gastos Corrientes	22.693.993.622
Del Sector Público	22.693.993.622
De la Administración Central	22.693.993.622
– Ingresos Ordinarios	16.112.735.471
– Gestión Fiscal	5.650.804.412
– Otras Fuentes de Financiamiento	930.453.739
- Ingresos por Actividades Propias	55.000.000
Ingresos no Tributarios	55.000.000
Venta de Bienes y Servicios	55.000.000
- Otros Ingresos Corrientes	16.000.000
Ingresos de la Propiedad	16.000.000
Recursos Financieros	**890.000.000**
- Activos Financieros	890.000.000
Disminución de Caja y Bancos	890.000.000
TOTAL	**23.654.993.622**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**22.690.408.157**
- Gastos de Consumo	14.340.584.749
Gastos de Personal	13.500.669.749
Materiales y Suministros	215.445.000
Servicios No Personales	624.470.000
- Otros Gastos Corrientes	8.349.823.408
Transferencias	8.349.823.408
Transferencias Corrientes al Sector Privado	5.332.208.926
Otras Transferencias	3.017.614.482
Gastos de Capital	**74.585.465**
- Activos Reales	74.085.465
Repuestos y Reparaciones Mayores	17.000.000
Adquisición de Maquinarias y demás Equipos	18.036.000
Otros Activos Reales	39.049.465
- Activos Intangibles	500.000
Aplicaciones Financieras	**890.000.000**
- Pasivos Financieros	890.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	890.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	55.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	15.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	60.000.000
Disminución de Otras Cuentas y Efectos a Pagar	760.000.000
TOTAL	**23.654.993.622**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula Atendida	Alumno	8.186
Egresados	Egresado	1.663
Actividades de Investigación	Talleres	30
Actividades de Extensión	Programa	80
Asistencia Socioeconómica	Beca/ayudantía	1.940

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**400**	**5.041.518.638**
Directivo	2	61.117.610
Profesional y Técnico	66	721.287.617
Personal Administrativo	83	418.930.664
Personal Docente	199	3.550.520.580
Obrero	50	289.662.167
Personal Fijo a Tiempo Parcial	**9**	**65.235.942**
Profesional y Técnico	5	29.189.442
Personal Docente	4	36.046.500
Personal Contratado	**158**	**1.077.437.292**
Profesional y Técnico	17	168.570.306
Personal Administrativo	27	128.701.572
Personal Docente	95	674.415.540
Obrero	19	105.749.874
TOTAL	**567**	**6.184.191.872**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	5	18.534.480
IV	347.107 _ 397.107	51	230.388.409
V	397.108 _ 447.108	48	242.794.623
VI	447.109 _ 497.109	77	417.410.977
VII	497.110 _ 547.110	3	18.259.749
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	1	7.544.736
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	23	217.920.977
XIII	797.116 _ 847.116	38	376.828.857
XIV	847.117 _ 897.117	22	227.614.534
XV	897.118 _ 947.118	11	120.527.424
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	219	3.910.955.065
	TOTAL	**498**	**5.788.779.831**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	44	230.174.234
VI	447.109 _ 497.109	3	16.931.003
VII	497.110 _ 547.110	5	32.319.562
VIII	547.111 _ 597.111	14	94.283.680
IX	597.112 _ 647.112	3	21.703.562
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**69**	**395.412.041**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**159**	**7.434.287.394**
- Jubilado	151	7.297.362.462
- Pensionado	8	136.924.932
Administrativo	**3**	**16.707.563**
- Profesional Y Técnico	2	11.432.086
- Pensionado	2	11.432.086
- Apoyo	1	5.275.477
- Pensionado	1	5.275.477
Obrero	**31**	**256.028.451**
- Jubilado	30	252.707.671
- Pensionado	1	3.320.780
TOTAL	**193**	**7.707.023.408**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación Técnicos Superiores Universitarios	22.671.663.282
02	Investigación y Postgrado	37.500.000
03	Extensión y Producción	40.500.000
04	Protección Socioeconómica	905.330.340
	TOTAL	**23.654.993.622**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	13.500.669.749
4.02	Materiales y Suministros	215.445.000
4.03	Servicios no Personales	624.470.000
4.04	Activos Reales	74.585.465
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	890.000.000
4.07	Transferencias	8.349.823.408
	TOTAL	**23.654.993.622**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**22.764.993.622**
- Transferencias Para Financiar Gastos Corrientes	22.693.993.622
Del Sector Público	22.693.993.622
De la Administración Central	22.693.993.622
– Ingresos Ordinarios	16.112.735.471
– Gestión Fiscal	5.650.804.412
– Otras Fuentes de Financiamiento	930.453.739
- Ingresos por Actividades Propias	55.000.000
Ingresos no Tributarios	55.000.000
Venta de Bienes y Servicios	55.000.000
Ingreso por Aranceles	55.000.000
- Otros Ingresos Corrientes	16.000.000
Ingresos de la Propiedad	16.000.000
Intereses por Dinero en Depósito	16.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**22.690.408.157**
- Gastos de Consumo	14.340.584.749
Gastos de Personal	13.500.669.749
Materiales y Suministros	215.445.000
Servicios No Personales	624.470.000
- Otros Gastos Corrientes	8.349.823.408
Transferencias	8.349.823.408
Transferencias Corrientes al Sector Privado	5.332.208.926
Transf. Ctes Sector Privado	5.332.208.926
Otras Transferencias	3.017.614.482
Asist. Social Pers. Pensionado	54.519.233
Asist. Social Pers. Jubilado	2.963.095.249
C. Resultado Económico: Ahorro	**74.585.465**
II. Cuenta de Capital	
A. Recursos de Capital	**74.585.465**
- Ahorro en la Cuenta Corriente	74.585.465
B. Gastos de Capital	**74.585.465**
- Activos Reales	74.085.465
Repuestos y Reparaciones Mayores	17.000.000
Adquisición de Maquinarias y demás Equipos	18.036.000
Adquisición de Equipos de Transporte, Tracción y Elevación	12.000
Otros Activos Reales	39.037.465
- Activos Intangibles	500.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**890.000.000**
- Activos Financieros	890.000.000
Disminución de Caja y Bancos	890.000.000
B. Aplicaciones Financieras	**890.000.000**
- Pasivos Financieros	890.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	890.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	55.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	15.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	60.000.000
Disminución de Otras Cuentas y Efectos a Pagar	760.000.000

A0028

Instituto Universitario de Tecnología Dr.
Federico Rivero Palacio, Región Capital

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DR. FEDERICO RIVERO PALACIOS, REGIÓN CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología "Dr. Federico Rivero Palacios", Región Capital , se crea el 6 de enero de 1971, constituyéndose en la primera institución en su genero en el país, con el propósito de responder a la urgente necesidad de formación de recursos humanos a nivel universitario con una sólida preparación teórica y técnica, que actuarán como enlace entre los cuadros profesionales universitarios de carreras largas y los cuadros de trabajadores calificados de nivel medio fundamentalmente en el sector secundario de la economía, además de participar como fuente activa de adaptación y generación de tecnología y actuar como ente multiplicador en el procesos productivo planteándose un verdadero reto al Sistema de Educación Superior Venezolano. Tomando como base el Modelo IUT Francés y adaptándolo a la realidad venezolana el Instituto Universitario de Tecnología "Dr. Federico Rivero Palacios", Región Capital; inicia sus actividades como centro piloto del proyecto de Sistema IUT del país.

La evolución institucional en sus casi 30 años de existencia presenta un balance positivo que responde a las expectativas y objetivos generales de sus fundadores, manteniéndose como una institución dinámica, progresista y de avanzada en el campo de la enseñanza de la educación tecnológica a nivel superior. Sin embargo, ante la crisis económica y la estructural que ha afectado fundamentalmente la educación superior en el país y particularmente el subsector de los Institutos Universitarios de Tecnología y Colegios, el Instituto Universitario de Tecnología "Dr. Federico Rivero Palacios", Región Capital ha visto mermada su infraestructura didáctica y su potencial tecnológico. Los laboratorios, talleres y plantas pilotos existentes, herramientas vitales para impartir el componente práctico que exige el currículo y para potenciar los programas de Investigación, postgrado y producción, tienen mas de 20 años instalados, por lo que ya son obsoletos y han sobrepasando su vida útil.

En tal sentido, las autoridades y la gerencia institucional tienen la responsabilidad de formular políticas, planes de desarrollo y proyectos integrales, en el corto y mediano plazo, que permiten actualizar y modernizar la infraestructura existente e incrementar la dotación de equipos que resultan imprescindibles para posibilitar el incremento matricular, las nuevas opciones de estudio, diversificar la oferta de la enseñanza y obtener una tecnología de avanzada que garantice la excelencia de la enseñanza y permita propulsar la institución a nivel de desarrollo y progreso tecnológico mundial.

Política y Estrategias de Desarrollo Institucional

Ante la actual coyuntura política y estructural que experimenta el sistema de Instituto Universitario de Tecnología y Colegio Universitario, el Instituto Universitario de Tecnología "Dr. Federico Rivero Palacios", Región Capital, ha resultado favorecido con la confianza que ha depositado el Ministerio de Educación Superior al designar un equipo de profesionales pertenecientes a la institución, basándose en meritos académicos, experiencia, arraigo y sentido de pertenencia, para impulsar el Proceso de Transformación y Modernización que actualmente se lleva a cabo a nivel institucional. A continuación se establecen las políticas y estrategias institucionales que ha generado la Comisión de Transformación y Modernización partiendo del trabajo generado por las múltiples subcomisiones institucionales y articuladas con las políticas generales del Despacho de Educación Superior.

Políticas Institucionales

- Revisar, Reformular y Actualizar la Estructura Organizativa Institucional.

- Racionalizar los Recursos Financieros y los procesos técnicos-administrativos.

 - Disminución del gasto administrativo
 - Revisión y Actualización del Plan Operativo
 - Ordenamiento y Proyección del Gasto
 - Fortalecimiento de Mecanismos y Procedimientos del Control Organizacional.
 - Revisión, Actualización e instrumentación del sistema de nómina

- Incrementar la Productividad Académica Institucional (Calidad y Eficiencia).
- Establecer Planes de Dotación, Actualización y Equipamiento de Nuevas Tecnologías.
- Promover, Evaluar e Instrumentar Nuevas Opciones de Estudios.
- Promover la imagen Corporativa del Instituto Universitario de Tecnología "Dr. Federico Rivero Palacios" Región Capital

Programa Docencia

Actualmente, la Institución forma Técnicos Superiores Universitarios en las siguientes carreras:

Oferta Actual de Estudio

Carreras	Menciones
Administración	– Mercadeo – Organización y Métodos – Recursos Humanos – Sistemas Adm. y Contables
Construcciones Civiles	
Electricidad	– Electricidad Industrial y Potencia – Electrónica – Instrumentación y Control – Telecomunicaciones
Informática	
Mecánica	
Procesos Químicos	– Tecnología y Diseño
Química	
Tecnología de Materiales	– Cerámicas – Metalúrgica
Postgrado	
Telecomunicación	

Se han propuesto ante el Vice-ministerio de Asuntos Académicos del Ministerio de Educación Superior los siguientes proyectos:

Proyectos de Nuevas Opciones de Estudio

Carreras	Menciones
Telemática	
Producción Industrial	
Electrónicas	
Procesos Químicos	– Alimentos y Biotecnología – Refinación y Petroquímica – Tecnología Ambiental
Postgrado	
Telemática	
Metrología	
Técnico de Separaciones Sólido-Fluido	
Refinación de Petróleo	
Mantenimiento	
Aplicaciones Ferroviales	

Programa de Investigación

Fortalecer la Investigación y la Producción de bienes y servicios

- Instrumentar políticas de participación directa a los investigadores en la Administración, Programación y Gestión de la Investigación.
- Revisar y Actualizar los Centros y Laboratorios de Investigación .
- Establecer Planes de Integración para potenciar y la investigación a nivel intra e interinstitucional.
- Potenciar y proyectar la institución a través de su Fundación (FUNDATEC) con el propósito de aumentar su facturación anual y los benéficos como instrumento bandera para el autofinanciamiento.
- Formular proyectos de Modernización y Actualización Institucional que obedezcan a criterios de participación democrática, jerarquización en términos de Productividad Académica, en Investigación y Producción, pertinencia y beneficios para la región, Capacidad de Gestión, Posicionamiento y proyección en el mercado.

Programa Extensión

- Promover y motivar la productividad en los departamentos y sectores de la comunidad para la formulación, ejecución y gestión de proyectos institucionales.
- Crear un Banco de Proyecciones futuras.
- Promover la imagen Corporativa del Instituto Universitario de Tecnología "Dr. Federico Rivero Palacios", Región Capital.
- Actualizar y fortalecer convenios con instituciones públicas y privadas.
- Proyectar la mística y filosofía del trabajo de IUT-RC en la comunidad.
- Fomentar convenios de asociación estratégica con el sector productivo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**19.483.017.904**
- Transferencias para Financiar Gastos Corrientes	19.366.017.904
Del Sector Público	19.366.017.904
De la Administración Central	19.366.017.904
– Ingresos Ordinarios	13.749.872.712
– Gestión Fiscal	4.822.138.458
– Otras Fuentes de Financiamiento	794.006.734
- Ingresos por Actividades Propias	117.000.000
Ingresos no Tributarios	117.000.000
Venta de Bienes y Servicios	117.000.000
Recursos Financieros	**100.000.000**
- Activos Financieros	100.000.000
Disminución de Caja y Bancos	100.000.000
TOTAL	**19.583.017.904**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**19.495.517.904**
- Gastos de Consumo	16.208.866.237
Gastos de Personal	13.985.396.150
Materiales y Suministros	138.350.000
Servicios No Personales	2.085.120.087
- Otros Gastos Corrientes	3.286.651.667
Transferencias	3.286.651.667
Transferencias Corrientes al Sector Privado	3.286.651.667
Gastos de Capital	***37.500.000***
- Activos Reales	36.875.000
Repuestos y Reparaciones Mayores	20.875.000
Adquisición de Maquinarias y demás Equipos	14.000.000
Otros Activos Reales	2.000.000
- Activos Intangibles	625.000
Aplicaciones Financieras	***50.000.000***
- Pasivos Financieros	50.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	50.000.000
Disminución de Otras Cuentas y Efectos a Pagar	50.000.000
TOTAL	**19.583.017.904**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula Atendida	Alumno	3.035
Egresados	Egresado	300
Actividades de Investigación	Proyecto	4
Actividades de Extensión	Taller	4
Asistencia Socioeconómica	Becario	226

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**523**	**6.518.485.254**
Directivo	5	142.439.208
Profesional y Técnico	77	829.274.864
Personal Administrativo	98	453.263.194
Personal Docente	253	4.520.899.621
Obrero	90	572.608.367
Personal Fijo a Tiempo Parcial	**2**	**9.966.596**
Personal Docente	2	9.966.596
Personal Contratado	**66**	**625.962.886**
Profesional y Técnico	9	82.612.784
Personal Administrativo	10	41.041.575
Personal Docente	39	467.924.616
Obrero	8	34.383.911
TOTAL	**591**	**7.154.414.736**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	76	273.494.597
IV	347.107 _ 397.107	11	48.486.816
V	397.108 _ 447.108	2	9.966.596
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	17	127.398.880
X	647.113 _ 697.113		
XI	697.114 _ 747.114	2	17.751.485
XII	747.115 _ 797.115	92	863.271.461
XIII	797.116 _ 847.116	8	77.421.992
XIV	847.117 _ 897.117	60	630.954.244
XV	897.118 _ 947.118	10	113.026.976
XVI	947.119 _ 997.119	39	456.972.239
XVII	997.120 Y MAS	176	3.928.677.172
	TOTAL	**493**	**6.547.422.458**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	41	180.789.639
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	40	260.198.712
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	17	166.003.927
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**98**	**606.992.278**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**82**	**2.996.708.646**
- Jubilado	70	2.777.393.164
- Pensionado	12	219.315.482
Obrero	**23**	**226.223.021**
- Jubilado	15	165.204.263
- Pensionado	8	61.018.758
TOTAL	**105**	**3.222.931.667**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios.	19.521.517.904
02	Investigación y Postgrado	34.500.000
03	Extensión y Producción	27.000.000
	TOTAL	**19.583.017.904**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	13.985.396.150
4.02	Materiales y Suministros	138.350.000
4.03	Servicios no Personales	2.085.120.087
4.04	Activos Reales	37.500.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	50.000.000
4.07	Transferencias	3.286.651.667
	TOTAL	**19.583.017.904**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.483.017.904**
- Transferencias Para Financiar Gastos Corrientes	19.366.017.904
Del Sector Público	19.366.017.904
De la Administración Central	19.366.017.904
– Ingresos Ordinarios	13.749.872.712
– Gestión Fiscal	4.822.138.458
– Otras Fuentes de Financiamiento	794.006.734
- Ingresos por Actividades Propias	117.000.000
Ingresos no Tributarios	117.000.000
Venta de Bienes y Servicios	117.000.000
Ingresos por Matrícula	117.000.000
B. Gastos Corrientes	**19.495.517.904**
- Gastos de Consumo	16.208.866.237
Gastos de Personal	13.985.396.150
Materiales y Suministros	138.350.000
Servicios No Personales	2.085.120.087
- Otros Gastos Corrientes	3.286.651.667
Transferencias	3.286.651.667
Transferencias Corrientes al Sector Privado	3.286.651.667
Pensiones	**203.749.104**
Jubilaciones	**1.759.148.484**
Becas Universitarias en el País	**63.720.000**
Transferencias Corrientes Diversas	**1.260.034.079**
C. Resultado Económico: Desahorro	**(12.500.000)**
II. Cuenta de Capital	
A. Recursos de Capital	**(12.500.000)**
- Desahorro en la Cuenta Corriente	(12.500.000)

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**37.500.000**
- Activos Reales	36.875.000
Repuestos y Reparaciones Mayores	20.875.000
Adquisición de Maquinarias y demás Equipos	14.000.000
Otros Activos Reales	2.000.000
- Activos Intangibles	625.000
C. Resultado Financiero: Déficit	**(50.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**100.000.000**
- Activos Financieros	100.000.000
Disminución de Caja y Bancos	100.000.000
B. Aplicaciones Financieras	**100.000.000**
- Pasivos Financieros	50.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	50.000.000
Disminución de Otras Cuentas y Efectos a Pagar	50.000.000
- Déficit Financiero	50.000.000

A0029
Instituto Universitario de Tecnología Alonso Gamero, Coro

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO, CORO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

Esta Institución a diseñado para el Ejercicio Fiscal 2004, la política presupuestaria de acuerdo a las disposiciones legales vigentes y tomando en consideración las orientaciones generales impartidas por la Oficina Nacional de Presupuesto (ONAPRE) y por la Oficina de Planificación del Sector Universitario (OPSU).

Política de Financiamiento

Este Instituto espera percibir ingresos para el ejercicio económico 2004 la cantidad de Bs. 22.919.878.681, distribuido de la siguiente forma: Aporte del Ejecutivo Nacional por Bs. 22.359.878.681, equivalente al 97,56% del total de los ingresos; ingresos por Actividades Propias del Organismo de Bs. 40.000.000, que representa 0,17% de los ingresos total; Transferencia del Ejecutivo Regional de Bs. 5.000.000, que equivale a un 0,02% del total; ingresos productos de colocaciones bancarias de Bs. 5.000.000, que representa el 0,02% y se estima además utilizar saldo de caja por Bs. 510.000.000.

Política Presupuestaria de Gasto

Tomando como base los recursos que se esperan obtener para el ano 2004 y en atención a las necesidades de la Institución, el presupuesto equilibrado de gastos, totaliza la cantidad de Bs. 22.919.878.681, ha quedado distribuido por programas y partidas de la siguiente manera:

Programas	Monto En Bolívares	Porcentaje
Formación de Técnicos Superior Universitarios	22.808.003.681	99,51
Investigación y Postgrado	63.750.000	0,29
Extensión y Producción	48.125.000	0,20
TOTAL	**22.919.878.681**	**100,00**

Partidas	Monto En Bolívares	Porcentaje
Gastos de Personal	14.602.376.879	63,72
Materiales y Suministro	457.000.000	1,99
Servicios no Personales	584.375.000	2,55
Activos Reales	297.000.000	1,30
Servicios de la Deuda Pública y Disminución de Otros Pasivos	510.000.000	2,23
Transferencias	6.469.126.802	28,22
TOTAL	**22.919.878.681**	**100,00**

Cobertura de los Servicios a Prestar

Los recursos provenientes de los diferentes Organismo como fuentes de financiamiento serán utilizadas para cubrir los siguientes gastos:

- Gastos del personal tanto activos como pasivos en sus componentes de sueldos, salarios, compensaciones, bono vacacional y de fin de año, intereses sobre las prestaciones sociales y así como los beneficios socios económicos contemplados en las diversas convenciones colectivas de trabajo.

- Adquirir los materiales y suministros necesarios para el desarrollo normal de las actividades, tanto académicas como administrativas.

- La compra de equipos necesarios para poder llevar acabo las actividades académicas en concordancia con nueva tecnología.

- Para cubrir los diversos beneficios estudiantiles, tales como becas comedor, ayudantías administrativas y académicas, servicios médicos, exámenes de laboratorios, servicios oftalmológicos, medicinas y las ayudas eventuales requeridas por los estudiantes de este Instituto.

Para el año 2004 el Instituto estima atender una matrícula estudiantil de 8.519 estudiantes aproximadamente, distribuidos en las diferentes carreras (Administración 2.079, Agropecuaria 340, Construcción Civil 1.540, Instrumentación 1.620, Mecánica 1.820 y Química 1.120), la cual representa un incremento de 1.500 nuevos estudiantes.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**22.409.878.681**
- Transferencias para Financiar Gastos Corrientes	22.364.878.681
Del Sector Público	22.364.878.681
De la Administración Central	22.359.878.681
– Ingresos Ordinarios	15.875.513.864
– Gestión Fiscal	5.567.609.792
– Otras Fuentes de Financiamiento	916.755.025
De Gobiernos Estadales	5.000.000
Gobemación del Estado Falcón	5.000.000
- Ingresos por Actividades Propias	40.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
- Otros Ingresos Corrientes	5.000.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósito	5.000.000
Recursos Financieros	**510.000.000**
- Activos Financieros	510.000.000
Disminución de Caja y Bancos	510.000.000
TOTAL	**22.919.878.681**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**22.112.878.681**
- Gastos de Consumo	15.643.751.879
Gastos de Personal	14.602.376.879
Materiales y Suministros	457.000.000
Servicios No Personales	584.375.000
- Otros Gastos Corrientes	6.469.126.802
Transferencias	6.469.126.802
Transferencias Corrientes al Sector Privado	6.469.126.802
Gastos de Capital	**297.000.000**
- Activos Reales	284.500.000
Repuestos y Reparaciones Mayores	24.500.000
Adquisición de Maquinarias y demás Equipos	203.750.000
Adquisición de Equipos de Transporte, Tracción y Elevación	55.000.000
Otros Activos Reales	1.250.000
- Activos Intangibles	12.500.000
Aplicaciones Financieras	**510.000.000**
- Pasivos Financieros	510.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	510.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	311.250.000
Disminución de Otras Cuentas y Efectos a Pagar	198.750.000
TOTAL	**22.919.878.681**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	8.519
Egresado de Pregrado	Egresado	380
Matrícula de Postgrado	Alumno	187
Egresado de Postgrado	Egresado	98
Actividades de Investigación	Proyecto	10
Actividades de Extensión	Taller, Charla y Curso	7

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**498**	**5.757.195.665**
Directivo	3	113.376.135
Profesional y Técnico	83	867.105.203
Personal Administrativo	89	458.710.349
Personal Docente	191	3.337.887.384
Obrero	132	980.116.594
Personal Fijo a Tiempo Parcial	**7**	**30.860.892**
Personal Docente	7	30.860.892
Personal Contratado	**180**	**1.320.038.493**
Profesional y Técnico	20	188.948.208
Personal Administrativo	6	27.198.492
Personal Docente	120	931.125.600
Obrero	34	172.766.193
TOTAL	**685**	**7.108.095.050**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	13	58.059.384
V	397.108 _ 447.108	89	458.710.349
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	120	931.125.600
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	20	188.948.208
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	83	867.105.203
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	194	3.451.263.519
	TOTAL	**519**	**5.955.212.263**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	34	172.766.193
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	132	980.116.594
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**166**	**1.152.882.787**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**135**	**5.293.626.858**
- Jubilado	124	5.090.196.160
- Pensionado	11	203.430.698
Administrativo	**2**	**12.897.480**
- Apoyo	2	12.897.480
- Pensionado	2	12.897.480
Obrero	**76**	**748.241.024**
- Jubilado	49	521.738.743
- Pensionado	27	226.502.281
TOTAL	**213**	**6.054.765.362**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	22.808.003.681
02	Investigación y Postgrado	63.750.000
03	Extensión y Producción	48.125.000
	TOTAL	**22.919.878.681**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	14.602.376.879
4.02	Materiales y Suministros	457.000.000
4.03	Servicios no Personales	584.375.000
4.04	Activos Reales	297.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	510.000.000
4.07	Transferencias	6.469.126.802
	TOTAL	**22.919.878.681**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**22.409.878.681**
- Transferencias Para Financiar Gastos Corrientes	22.364.878.681
Del Sector Público	22.364.878.681
De la Administración Central	22.359.878.681
– Ingresos Ordinarios	15.875.513.864
– Gestión Fiscal	5.567.609.792
– Otras Fuentes de Financiamiento	916.755.025
De Gobiernos Estadales	5.000.000
Gobernación del Estado Falcón	5.000.000
- Ingresos por Actividades Propias	40.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
- Otros Ingresos Corrientes	5.000.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósito	5.000.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**22.112.878.681**
- Gastos de Consumo	15.643.751.879
Gastos de Personal	14.602.376.879
Materiales y Suministros	457.000.000
Servicios No Personales	584.375.000
- Otros Gastos Corrientes	6.469.126.802
Transferencias	6.469.126.802
Transferencias Corrientes al Sector Privado	6.469.126.802
Pensiones	308.469.372
jubilaciones	3.374.675.413
Aguinaldos Pensionados	81.490.230
Aguinaldos Jubilados	893.164.095
Otras transferencias al sector privado	1.811.327.692
C. Resultado Económico: Ahorro	**297.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**297.000.000**
- Ahorro en la Cuenta Corriente	297.000.000
B. Gastos de Capital	**297.000.000**
- Activos Reales	284.500.000
Repuestos y Reparaciones Mayores	24.500.000
Adquisición de Maquinarias y demás Equipos	203.750.000
Adquisición de Equipos de Transporte, Tracción y Elevación	55.000.000
Otros Activos Reales	1.250.000
Activos Intangibles	12.500.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**510.000.000**
- Activos Financieros	510.000.000
Disminución de Caja y Bancos	510.000.000
B. Aplicaciones Financieras	**510.000.000**
- Pasivos Financieros	510.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	510.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	311.250.000
Disminución de Otras Cuentas y Efectos a Pagar	198.750.000

A0030

Instituto Universitario de Tecnología
Agroindustrial Región Los Andes

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL REGIÓN LOS ANDES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología Agro Industrial Región Los Andes, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

El Instituto promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

En tal sentido, el Instituto Universitario de Tecnología Agro Industrial Región Los Andes, orienta su misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional, los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Para el año 2004 el Instituto Universitario de Tecnología Agro Industrial Región Los Andes, su propósito es ampliar el Programa de Técnicos Superiores Universitarios , en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares; apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación y Postgrado

Para el año 2004 el Instituto orientará su propósito a incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.
- Generación, gestión y transferencia de conocimientos y tecnología competitiva.
- Identificación de área de investigación competitiva.
- Sistema integrador post-grado-investigación
- Dotación de la infraestructura tecnológica para la investigación.
- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación; capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocer y estimular la labor investigativa; apoyar la producción de revistas científicas; estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales y la participación en eventos científicos.

Extensión y Producción

El Instituto Agro Industrial Región Los Andes, prevé generar y desarrollar una integración sistemática con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.
- Focalización para el mejoramiento de la extensión, con alianzas estratégicas que permitan el desarrollo de la comunidad, de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**21.603.662.111**
- Transferencias para Financiar Gastos Corrientes	21.525.662.111
Del Sector Público	21.525.662.111
De la Administración Central	21.525.662.111
– Ingresos Ordinarios	15.283.220.099
– Gestión Fiscal	5.359.889.866
– Otras Fuentes de Financiamiento	882.552.146
- Ingresos por Actividades Propias	66.000.000
Ingresos no Tributarios	66.000.000
Venta de Bienes y Servicios	66.000.000
- Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Intereses por Dinero en Depósito	12.000.000
Recursos Financieros	**139.876.000**
- Activos Financieros	139.876.000
Disminución de Caja y Bancos	139.876.000
TOTAL	**21.743.538.111**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**21.101.451.011**
- Gastos de Consumo	15.426.873.001
Gastos de Personal	14.297.520.139
Materiales y Suministros	251.906.862
Servicios No Personales	877.446.000
- Otros Gastos Corrientes	5.674.578.010
Transferencias	5.674.578.010
Transferencias Corrientes al Sector Privado	5.674.578.010
Gastos de Capital	**502.211.100**
- Activos Reales	490.209.900
Repuestos y Reparaciones Mayores	39.601.200
Adquisición de Maquinarias y demás Equipos	50.256.000
Obras de Infraestructura - Estudios y Proyectos	148.350.000
Otros Activos Reales	252.002.700
Activos Intangibles	12.001.200
Aplicaciones Financieras	**139.876.000**
- Pasivos Financieros	139.876.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	139.876.000
Disminución de Otras Cuentas y Efectos a Pagar	139.876.000
TOTAL	**21.743.538.111**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	6.682
Egresados	Egresado	579

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**420**	**4.498.648.851**
Directivo	5	184.467.480
Profesional y Técnico	70	750.776.646
Personal Administrativo	95	460.660.584
Personal Docente	150	2.531.165.341
Obrero	100	571.578.800
Personal Fijo a Tiempo Parcial	**42**	**261.459.216**
Profesional y Técnico	10	59.729.160
Personal Docente	32	201.730.056
Personal Contratado	**285**	**1.940.241.648**
Profesional y Técnico	10	97.483.937
Personal Administrativo	16	64.973.376
Personal Docente	221	1.620.170.400
Obrero	38	157.613.935
TOTAL	**747**	**6.700.349.715**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	2	4.174.488
II	247.105 _ 297.105		
III	297.106 _ 347.106	108	412.075.992
IV	347.107 _ 397.107	38	167.016.576
V	397.108 _ 447.108	36	183.878.556
VI	447.109 _ 497.109	72	398.290.116
VII	497.110 _ 547.110	16	101.775.432
VIII	547.111 _ 597.111	8	55.686.960
IX	597.112 _ 647.112	3	22.348.224
X	647.113 _ 697.113	18	145.603.344
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	68	619.185.890
XIII	797.116 _ 847.116	16	160.376.592
XIV	847.117 _ 897.117	6	62.061.684
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	1	11.631.471
XVII	997.120 Y MAS	217	3.627.051.655
	TOTAL	**609**	**5.971.156.980**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	38	157.613.935
IV	347.107 _ 397.107		
V	397.108 _ 447.108	42	218.331.121
VI	447.109 _ 497.109	31	178.466.040
VII	497.110 _ 547.110	17	104.708.800
VIII	547.111 _ 597.111	10	70.072.839
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**138**	**729.192.735**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**137**	**4.914.906.736**
- Jubilado	136	4.894.377.136
- Pensionado	1	20.529.600
Obrero	**26**	**227.237.254**
- Jubilado	26	227.237.254
TOTAL	**163**	**5.142.143.990**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	21.652.118.111
02	Investigación y Postgrado	69.600.000
03	Extensión y Producción	21.820.000
	TOTAL	**21.743.538.111**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	14.297.520.139
4.02	Materiales y Suministros	251.906.862
4.03	Servicios no Personales	877.446.000
4.04	Activos Reales	502.211.100
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	139.876.000
4.07	Transferencias	5.674.578.010
	TOTAL	**21.743.538.111**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**21.603.662.111**
- Transferencias Para Financiar Gastos Corrientes	21.525.662.111
Del Sector Público	21.525.662.111
De la Administración Central	21.525.662.111
– Ingresos Ordinarios	15.283.220.099
– Gestión Fiscal	5.359.889.866
– Otras Fuentes de Financiamiento	882.552.146
- Ingresos por Actividades Propias	66.000.000
Ingresos no Tributarios	66.000.000
Ventas de Bienes y Servicios	66.000.000
- Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Intereses por Dinero en Depósito	12.000.000
B. Gastos Corrientes	**21.101.451.011**
- Gastos de Consumo	15.426.873.001
Gastos de Personal	14.297.520.139
Materiales y Suministros	251.906.862
Servicios No Personales	877.446.000
- Otros Gastos Corrientes	5.674.578.010
Transferencias	5.674.578.010
Transferencias Corrientes al Sector Privado	5.674.578.010
Transferencias corrientes otorgadas al sector privado	5.674.578.010
C. Resultado Económico: Ahorro	**502.211.100**
II. Cuenta de Capital	
A. Recursos de Capital	**502.211.100**
- Ahorro en la Cuenta Corriente	502.211.100

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**502.211.100**
- Activos Reales	490.209.900
Repuestos y Reparaciones Mayores	39.601.200
Adquisición de Maquinarias y demás Equipos	50.256.000
Obras de Infraestructura	148.350.000
Otros Activos Reales	252.002.700
- Activos Intangibles	12.001.200
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**139.876.000**
- Activos Financieros	139.876.000
Disminución de Caja y Bancos	139.876.000
B. Aplicaciones Financieras	**139.876.000**
- Pasivos Financieros	139.876.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	139.876.000
Disminución de Otras Cuentas y Efectos a Pagar	139.876.000

A0032

Instituto Universitario de Tecnología de los Llanos

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE LOS LLANOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología de los Llanos es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente, para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo; así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de los Llanos, se fundamenta en la misión y visión de futuro, permitiéndole alcanzar los objetivos donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente, caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

- Definición de una política de diversificación e innovación curricular; innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos; innovaciones en los diseños curriculares; estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras; captación, capacitación y actualización permanente del personal docente; nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

- El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares; apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.
- Generación, gestión y transferencia de conocimientos y tecnología competitiva.
- Identificación de área de investigación competitiva.
- Sistema integrador postgrado-investigación
- Dotación de la infraestructura tecnológica para la investigación.
- Desarrollo de una base integral de conocimiento universitario.

Seguidamente, se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocimiento y estimulación de la labor investigativa, apoya la producción de revistas científicas; estimulación de la publicación de las investigaciones en diarios y revistas regionales y nacionales y la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.
- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad; fomentar la imagen corporativa; fortalecer los convenios interinstitucionales; desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario; desarrollar redes sociales a través de la investigación-acción; crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**14.168.929.822**
- Transferencias para Financiar Gastos Corrientes	14.068.929.822
Del Sector Público	14.068.929.822
De la Administración Central	14.068.929.822
– Ingresos Ordinarios	9.988.940.174
– Gestión Fiscal	3.503.163.526
– Otras Fuentes de Financiamiento	576.826.122
- Ingresos por Actividades Propias	100.000.000
Ingresos no Tributarios	100.000.000
Venta de Bienes y Servicios	100.000.000
TOTAL	**14.168.929.822**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**14.010.800.937**
- Gastos de Consumo	10.531.746.878
Gastos de Personal	9.913.927.474
Materiales y Suministros	172.000.000
Servicios No Personales	445.819.404
- Otros Gastos Corrientes	3.479.054.059
Transferencias	3.479.054.059
Transferencias Corrientes al Sector Privado	3.479.054.059
Gastos de Capital	**158.128.885**
- Activos Reales	158.128.885
Repuestos y Reparaciones Mayores	12.000.000
Adquisición de Maquinarias y demás Equipos	28.000.000
Otros Activos Reales	118.128.885
TOTAL	**14.168.929.822**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	5.813
Egresados	Egresado	1.128
Actividades de Extensión	Taller, Charla y Curso	6
Asistencia Socioeconómica	Becario	1.190

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**369**	**3.740.256.436**
Directivo	3	86.904.360
Profesional y Técnico	46	464.168.880
Personal Administrativo	63	318.299.580
Personal Docente	171	2.271.850.089
Obrero	86	599.033.527
Personal Fijo a Tiempo Parcial	**4**	**28.572.126**
Personal Docente	1	10.797.036
Personal de Investigación	3	17.775.090
Personal Contratado	**206**	**1.153.269.976**
Profesional y Técnico	7	70.963.200
Personal Administrativo	20	86.955.600
Personal Docente	140	728.933.892
Obrero	39	266.417.284
TOTAL	**579**	**4.922.098.538**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	1	3.558.528
III	297.106 _ 347.106		
IV	347.107 _ 397.107	19	82.176.900
V	397.108 _ 447.108	164	817.068.168
VI	447.109 _ 497.109	38	216.531.408
VII	497.110 _ 547.110	2	13.087.650
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	1	9.046.992
XIII	797.116 _ 847.116	67	652.589.460
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	4	43.941.036
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	158	2.218.647.585
	TOTAL	**454**	**4.056.647.727**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	25	153.429.632
VIII	547.111 __ 597.111	96	680.747.922
IX	597.112 __ 647.112		
X	647.113 __ 697.113	4	31.273.257
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**125**	**865.450.811**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**83**	**3.142.616.002**
- Jubilado	70	2.970.623.621
- Pensionado	13	171.992.381
Obrero	**35**	**246.438.057**
- Jubilado	30	219.879.664
- Pensionado	5	26.558.393
TOTAL	**118**	**3.389.054.059**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	14.106.929.822
03	Extensión	62.000.000
	TOTAL	**14.168.929.822**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	9.913.927.474
4.02	Materiales y Suministros	172.000.000
4.03	Servicios no Personales	445.819.404
4.04	Activos Reales	158.128.885
4.07	Transferencias	3.479.054.059
	TOTAL	**14.168.929.822**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.168.929.822**
- Transferencias Para Financiar Gastos Corrientes	14.068.929.822
Del Sector Público	14.068.929.822
De la Administración Central	14.068.929.822
– Ingresos Ordinarios	9.988.940.174
– Gestión Fiscal	3.503.163.526
– Otras Fuentes de Financiamiento	576.826.122
- Ingresos por Actividades Propias	100.000.000
Ingresos no Tributarios	100.000.000
Venta de Bienes y Servicios	100.000.000
B. Gastos Corrientes	**14.010.800.937**
- Gastos de Consumo	10.531.746.878
Gastos de Personal	9.913.927.474
Materiales y Suministros	172.000.000
Servicios No Personales	445.819.404
- Otros Gastos Corrientes	3.479.054.059
Transferencias	3.479.054.059
Transferencias Corrientes al Sector Privado	3.479.054.059
Pensiones, Jubilaciones y Becas	3.479.054.059
C. Resultado Económico: Ahorro	**158.128.885**
II. Cuenta de Capital	
A. Recursos de Capital	**158.128.885**
- Ahorro en la Cuenta Corriente	158.128.885
B. Gastos de Capital	**158.128.885**
- Activos Reales	158.128.885
Repuestos y Reparaciones Mayores	12.000.000
Adquisición de Maquinarias y demás Equipos	28.000.000
Otros Activos Reales	118.128.885
C. Resultado Financiero: Equilibrado	

A0033
Instituto Universitario de Tecnología de Maracaibo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE MARACAIBO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología de Maracaibo, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región de la cual forman parte, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Maracaibo, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

Definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras, captación, capacitación y actualización permanente del personal docente, nuevas tecnologías para el aprendizaje, educación continua y presencial, alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares; apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y postgrado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.
- Generación, gestión y transferencia de conocimientos y tecnología competitiva.
- Identificación de área de investigación competitiva.
- Sistema integrador postgrado-investigación
- Dotación de la infraestructura tecnológica para la investigación.
- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocer y estimular la labor investigativa; apoyar la producción de revistas científicas; estimular la publicación de las investigaciones en diarios y revistas (regionales y nacionales) y la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.
- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad, de la institución para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario, desarrollar redes sociales a través de la investigación acción, crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**26.403.654.474**
- Transferencias para Financiar Gastos Corrientes	26.323.654.474
Del Sector Público	26.323.654.474
De la Administración Central	26.323.654.474
– Ingresos Ordinarios	18.689.794.677
– Gestión Fiscal	6.554.589.964
– Otras Fuentes de Financiamiento	1.079.269.833
- Ingresos por Actividades Propias	40.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
- Otros Ingresos Corrientes	40.000.000
Ingresos de la Propiedad	40.000.000
Recursos Financieros	**510.000.000**
- Activos Financieros	510.000.000
Disminución de Caja y Bancos	510.000.000
TOTAL	**26.913.654.474**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**26.344.454.474**
- Gastos de Consumo	19.334.571.809
Gastos de Personal	18.574.156.898
Materiales y Suministros	126.650.000
Servicios No Personales	633.764.911
- Otros Gastos Corrientes	7.009.882.665
Transferencias	7.009.882.665
Transferencias Corrientes al Sector Privado	4.181.250.548
Otras Transferencias	2.828.632.117
Gastos de Capital	**59.200.000**
- Activos Reales	59.200.000
Repuestos y Reparaciones Mayores	19.500.000
Adquisición de Maquinarias y demás Equipos	26.200.000
Otros Activos Reales	13.500.000
Aplicaciones Financieras	**510.000.000**
- Pasivos Financieros	510.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	510.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	490.000.000
TOTAL	**26.913.654.474**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	14.525
Egresados	Alumno	2.360
Egresados	Alumno	2.360
Actividades de Investigación	Proyecto	10
Actividades de Extensión	Taller	17
Protección Socio-económica	Beca	220

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**664**	**6.419.787.840**
Profesional y Técnico	133	1.470.059.757
Personal Administrativo	139	682.625.558
Personal Docente	158	2.733.577.990
Obrero	234	1.533.524.535
Personal Fijo a Tiempo Parcial	**22**	**172.624.872**
Personal Docente	22	172.624.872
Personal Contratado	**268**	**1.544.122.080**
Personal Docente	268	1.544.122.080
TOTAL	**954**	**8.136.534.792**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	248	657.499.946
II	247.105 _ 297.105		
III	297.106 _ 347.106	50	207.041.332
IV	347.107 _ 397.107	32	145.735.909
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	59	374.959.258
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	22	172.624.872
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	94	931.114.425
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	131	1.424.948.816
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	84	2.689.085.699
	TOTAL	**720**	**6.603.010.257**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	69	401.632.332
VII	497.110 _ 547.110	49	310.423.314
VIII	547.111 _ 597.111	116	821.468.889
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**234**	**1.533.524.535**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docentes	**156**	**6.176.131.433**
- Jubilado	151	6.065.829.967
- Pensionado	5	110.301.466
Obreros	**72**	**589.390.998**
- Jubilado	68	558.556.060
- Pensionado	4	30.834.938
TOTAL	**228**	**6.765.522.431**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	26.853.654.474
02	Investigación y Postgrado	40.000.000
03	Extensión y Producción	20.000.000
	TOTAL	**26.913.654.474**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	18.574.156.898
4.02	Materiales y Suministros	126.650.000
4.03	Servicios no Personales	633.764.911
4.04	Activos Reales	59.200.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	510.000.000
4.07	Transferencias	7.009.882.665
	TOTAL	**26.913.654.474**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**26.403.654.474**
- Transferencias Para Financiar Gastos Corrientes	26.323.654.474
Del Sector Público	26.323.654.474
De la Administración Central	26.323.654.474
– Ingresos Ordinarios	18.689.794.677
– Gestión Fiscal	6.554.589.964
– Otras Fuentes de Financiamiento	1.079.269.833
- Ingresos por Actividades Propias	40.000.000
Ingresos no Tributarios	40.000.000
Venta de Bienes y Servicios	40.000.000
- Otros Ingresos Corrientes	40.000.000
Ingresos de la Propiedad	40.000.000
Intereses por Dinero en Depósito	40.000.000
B. Gastos Corrientes	**26.344.454.474**
- Gastos de Consumo	19.334.571.809
Gastos de Personal	18.574.156.898
Materiales y Suministros	126.650.000
Servicios No Personales	633.764.911
- Otros Gastos Corrientes	7.009.882.665
Transferencias	7.009.882.665
Transferencias Corrientes al Sector Privado	4.181.250.548
Pensiones	92.286.228
Jubilaciones	3.926.426.508
Becas Universitaria	162.337.812
Otras Transferencias Directas a Personas	200.000
Otras Transferencias	2.828.632.117
Asistencia Social al Personal Pensionado	48.850.176
Asistencia Social al Personal Jubilado	2.659.781.941
Transferencias Corrientes Diversas	120.000.000
C. Resultado Económico: Ahorro	**59.200.000**
II. Cuenta de Capital	
A. Recursos de Capital	**59.200.000**
- Ahorro en la Cuenta Corriente	59.200.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**59.200.000**
- Activos Reales	59.200.000
Repuestos y Reparaciones Mayores	19.500.000
Adquisición de Maquinarias y demás Equipos	26.200.000
Otros Activos Reales	13.500.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**510.000.000**
- Activos Financieros	510.000.000
Disminución de Caja y Bancos	510.000.000
B. Aplicaciones Financieras	**510.000.000**
- Pasivos Financieros	510.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	510.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Otras Cuentas y Efectos a Pagar	490.000.000

A0034
Instituto Universitario de Tecnología de Ejido

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE EJIDO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario Tecnológico de Ejido, fue creado mediante Decreto Presidencial N° 1300 de fecha 26 de Noviembre de 1981. Dada la dinámica Institucional, generada por la actividad Docente-Administrativa, la estructura orgánica funcional ha sufrido inminentes cambios para estar adecuada en el tiempo de nuevas situaciones. Es una Institución cuya misión permite ofrecer educación y formación superior mediante un proceso de aprendizaje de excelencia permanente, a fin de lograr ciudadanos con sólida preparación profesional, científica, tecnológica y humanística, que genere, fomente y difunda conocimientos por medio de la investigación, contribuyendo de esta manera con uno de los servicios a prestar en el desarrollo cultural, social y económico a la sociedad venezolana, desde este punto de vista el desarrollo del Instituto Universitario Tecnológico de Ejido tiene una visión de futuro de ser una institución de educación superior líder en la formación de recursos humanos altamente, competitivos, signados por la excelencia, creatividad, innovación y ética profesional que contribuyan al desarrollo sustentable de nuestra región y su entorno.

Objetivos a lograr:

- El Instituto Universitario Tecnológico de Ejido se consolida como una institución formadora de profesionales a corto plazo en las Áreas de Tecnología con las carreras de Informática, Construcción Civil, Minería; Área de Agronomía y Ambiente con las carreras de Agrotecnia y Manejo de Emergencia y Acción Contra Desastres; Área de la Salud con la carrera de Tecnología Radiológica y finalmente el Área de Sociales con las carreras de Contaduría, Hotelería y Turismo.
- Ser una institución creadora de nuevas tecnologías a través de la División de Investigación, Extensión, Postgrado y Producción.

Los lineamientos y directrices por los cuales se rige el Instituto Universitario Tecnológico de Ejido son los del Ministerio de Educación Superior los cuales están enmarcados en los planes de la nación y que permitirán el logro de los objetivos de las políticas académicas de nuestra institución.

Enseñanza

Tiene por finalidad la formación de profesionales de acuerdo a las nuevas exigencias del mercado laboral.

Investigación y Postgrado

Incentivar los proyectos de investigación en el Área de Agrotecnia en la Estación Experimental Santa Lucia.

Consolidar los postgrados en Administración de Empresas Turísticas, Administración de Empresas Agropecuarias y Gerencia de Obras Civiles.

Continuación del Proyecto de Formación y Capacitación del Personal docente y de Investigación, así como el personal administrativo y obrero, en las áreas definidas para cada uno de ellos.

Extensión y Producción

Consolidar la integración del Instituto Universitario Tecnológico de Ejido con su entorno fortaleciendo la relación institución – sociedad en los siguientes proyectos:

- Consolidación de las Comisiones de teatro, cultura, deporte, ecología y ambiente.
- Consolidación de la Emisora FM IUTE.
- Consolidación del Proyecto de desarrollo productivo de la Estación Experimental Santa Lucia.
- Consolidación de extensión en la comunidad de Zea en la zona sur del Lago de Maracaibo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**13.530.602.843**
- Transferencias para Financiar Gastos Corrientes	13.490.602.843
Del Sector Público	13.490.602.843
De la Administración Central	13.490.602.843
– Ingresos Ordinarios	9.578.328.019
– Gestión Fiscal	3.359.160.108
– Otras Fuentes de Financiamiento	553.114.716
- Ingresos por Actividades Propias	25.000.000
Ingresos no Tributarios	25.000.000
Venta de Bienes y Servicios	25.000.000
- Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Recursos Financieros	**200.000.000**
- Activos Financieros	200.000.000
Disminución de Caja y Bancos	200.000.000
TOTAL	**13.730.602.843**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**13.518.746.843**
- Gastos de Consumo	11.856.639.435
Gastos de Personal	11.525.554.660
Materiales y Suministros	61.247.701
Servicios No Personales	269.837.074
- Otros Gastos Corrientes	1.662.107.408
Transferencias	1.662.107.408
Transferencias Corrientes al Sector Privado	1.407.107.408
Otras Transferencias	255.000.000
Gastos de Capital	**11.856.000**
- Activos Reales	11.256.000
Adquisición de Maquinarias y demás Equipos	8.250.000
Otros Activos Reales	3.006.000
- Activos Intangibles	600.000
Aplicaciones Financieras	**200.000.000**
- Pasivos Financieros	200.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	200.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	50.000.000
Disminución de Otras Cuentas y Efectos a Pagar	130.000.000
TOTAL	**13.730.602.843**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula Atendida	Alumno	7.566
Egresados	Alumno	533
Actividades de Investigación	Proyecto	3
Actividades de Extensión	Taller	5
Asistencia Socio Económica	Beca	400

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**360**	**4.403.656.552**
Directivo	3	98.303.244
Profesional y Técnico	59	665.094.640
Personal Administrativo	81	380.079.812
Personal Docente	142	2.787.096.681
Obrero	75	473.082.175
Personal Fijo a Tiempo Parcial	**18**	**94.394.832**
Personal Docente	18	94.394.832
Personal Contratado	**139**	**1.051.950.559**
Profesional y Técnico	8	85.133.422
Personal Docente	129	956.711.148
Obrero	2	10.105.989
TOTAL	**517**	**5.550.001.943**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	14	32.710.080
II	247.105 _ 297.105	2	6.574.464
III	297.106 _ 347.106	23	92.710.680
IV	347.107 _ 397.107	55	250.502.399
V	397.108 _ 447.108	22	110.532.986
VI	447.109 _ 497.109	55	300.047.647
VII	497.110 _ 547.110	1	5.990.544
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	8	59.310.336
X	647.113 _ 697.113	4	32.673.072
XI	697.114 _ 747.114	3	26.076.240
XII	747.115 _ 797.115	4	36.633.396
XIII	797.116 _ 847.116	16	155.813.237
XIV	847.117 _ 897.117	36	382.513.533
XV	897.118 _ 947.118	14	154.823.720
XVI	947.119 _ 997.119	27	310.811.322
XVII	997.120 Y MAS	156	3.109.090.123
	TOTAL	**440**	**5.066.813.779**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	17	86.304.217
VI	447.109 _ 497.109	16	91.873.256
VII	497.110 _ 547.110	17	106.897.503
VIII	547.111 _ 597.111	10	65.913.944
IX	597.112 _ 647.112	9	64.489.482
X	647.113 _ 697.113	4	31.871.070
XI	697.114 _ 747.114	3	26.601.340
XII	747.115 _ 797.115	1	9.237.352
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**77**	**483.188.164**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**32**	**1.253.306.326**
- Jubilado	30	1.227.706.020
- Pensionado	2	25.600.306
Administrativo	**1**	**4.428.564**
- Apoyo	1	4.428.564
- Pensionado	1	4.428.564
Obrero	**1**	**7.612.518**
- Jubilado	1	7.612.518
TOTAL	**34**	**1.265.347.408**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	13.707.443.381
02	Investigación	11.469.200
03	Extensión	11.690.262
	TOTAL	**13.730.602.843**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	11.525.554.660
4.02	Materiales y Suministros	61.247.701
4.03	Servicios no Personales	269.837.074
4.04	Activos Reales	11.856.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	200.000.000
4.07	Transferencias	1.662.107.408
	TOTAL	**13.730.602.843**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.530.602.843**
- Transferencias Para Financiar Gastos Corrientes	13.490.602.843
Del Sector Público	13.490.602.843
De la Administración Central	13.490.602.843
– Ingresos Ordinarios	9.578.328.019
– Gestión Fiscal	3.359.160.108
– Otras Fuentes de Financiamiento	553.114.716
- Ingresos por Actividades Propias	25.000.000
Ingresos no Tributarios	25.000.000
Venta de Bienes y Servicios	25.000.000
- Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Intereses por Dinero en Depósito	15.000.000
B. Gastos Corrientes	**13.518.746.843**
- Gastos de Consumo	11.856.639.435
Gastos de Personal	11.525.554.660
Materiales y Suministros	61.247.701
Servicios No Personales	269.837.074
- Otros Gastos Corrientes	1.662.107.408
Transferencias	1.662.107.408
Transferencias Corrientes al Sector Privado	1.407.107.408
Pensiones y Jubilaciones	768.483.588
Becas	122.760.000
Otras Transferencias al Sector Privado	19.000.000
Asistencia Social al Personal Pensionado	10.365.562
Asistencia Social al Personal Jubilado	486.498.258
Otras Transferencias	255.000.000
Transferencias Corrientes Diversas	255.000.000
C. Resultado Económico: Ahorro	**11.856.000**
II. Cuenta de Capital	
A. Recursos de Capital	**11.856.000**
- Ahorro en la Cuenta Corriente	11.856.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**11.856.000**
- Activos Reales	11.256.000
Adquisición de Maquinarias y demás Equipos	8.250.000
Otros Activos Reales	3.006.000
- Activos Intangibles	600.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**200.000.000**
- Activos Financieros	200.000.000
Disminución de Caja y Bancos	200.000.000
B. Aplicaciones Financieras	**200.000.000**
- Pasivos Financieros	200.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	200.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	20.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	50.000.000
Disminución de Otras Cuentas y Efectos a Pagar	130.000.000

A0035
Instituto Universitario de Tecnología de Yaracuy

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE YARACUY

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología de Yaracuy tiene como objetivo fundamental, formar Técnicos Superiores calificados en las áreas Agrícola, Pecuaria, de los Recursos Naturales Renovables, Salud y Administrativo, los cuales contribuirán con el desarrollo del país, de la región y especialmente del Estado Yaracuy. Es misión de esta Institución egresar profesionales, altamente calificados, críticos, creativos, emprendedores, y capaces de adaptarse a los cambios que pudiesen presentarse en las diferentes áreas de desempeño e igualmente graduar profesionales con alto sentido de responsabilidad, justicia social, equidad, trabajo en equipo y sensibilidad humana. Entre las políticas institucionales destacan emprender acciones que coadyuven al incremento de la productividad del sector agroindustrial de la región, apoyar al área agroindustrial y asistencial con el objeto de contribuir a la solución de la problemática regional y nacional. Además de optimizar los recursos asignados mediante el establecimiento de convenios interinstitucionales.

Para dar cumplimiento al logro de la misión, objetivos y políticas institucionales, se han planificado las directrices estratégicas y una serie de programas y proyectos a corto, mediano y largo plazo que representan el aval o soporte de la asignación presupuestaria entre los cuales cabe destacar:

- Continuidad Académica de los estudios de Pregrado y fortalecimiento de los estudios de Postgrado, ofertados a Técnicos Superiores Universitarios egresados de la Institución y a profesionales en áreas afines, para ello continúan los convenios establecidos con la Unexpo (Barquisimeto- Estado Lara) y el Instituto Universitario Tecnológico Alonso Gamero (Coro -Estado Falcón); para dictar la especialización de Gerencia de la Calidad de la Agroindustria (UNEXPO) y Administración de Empresas Agropecuarias (I.U.T.A.G.).

- Fortalecimiento de los Programas de Extensión, Investigación y Producción en procura de una mejor calidad educativa y un mayor acercamiento a la misión institucional. Las actividades contempladas en estos programas permitirán incorporar a los estudiantes y a la comunidad del entorno estableciéndose importantes vínculos externos que coadyuven un mayor crecimiento como instituto de educación superior, a la vez que permiten estrechar relaciones con instituciones y/o empresas de carácter nacional y regional.

- Consolidación de proyectos para la atención integral del estudiante a través del departamento de desarrollo y bienestar estudiantil. Con estos proyectos se ofertan diversos servicios:

 - Preventivos- formativos.
 - Estimulativos.
 - Asistenciales (salud, orientación, Bienestar social).

 Dentro de estos servicios están los servicios socioeconómicos orientados hacia los estudiantes de más bajos recursos.

- Consolidación de Proyectos en las plantas pilotos I y II (Centros Operacionales) con tecnología de punta para elevar la academia en el procesamiento de lácteos, cárnicos, frutas y cereales; y a futuro, iniciar proyectos de Producción para satisfacer necesidades institucionales y de la comunidad más cercana, contribuyendo así al desarrollo socioeconómico del país.

- Fortalecimiento del proceso de Pasantía Estudiantil, preparando recursos humanos que el mercado laboral requiere.

- Consolidación de proyectos que permitan el mejoramiento y superación académica del personal administrativo de la institución (realización de estudios de pregrado y postgrado).

- Consolidación de proyectos de ascenso para el personal docente y administrativo. A fin de estabilizar la plantilla institucional.

En síntesis estos son los proyectos y programas enmarcados en las políticas Presupuestarias 2004, con la visión permanente de crecer cada vez mas como Instituto de Educación Superior y con la capacidad suficiente para dar repuestas a las necesidades regionales y nacionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**13.138.268.556**
- Transferencias para Financiar Gastos Corrientes	13.123.268.556
Del Sector Público	13.123.268.556
De la Administración Central	13.121.170.356
– Ingresos Ordinarios	9.316.030.953
– Gestión Fiscal	3.267.171.419
– Otras Fuentes de Financiamiento	537.967.984
De Gobiernos Estadales	2.098.200
- Ingresos por Actividades Propias	10.000.000
Ingresos no Tributarios	10.000.000
Venta de Bienes y Servicios	10.000.000
- Otros Ingresos Corrientes	5.000.000
Ingresos de la Propiedad	5.000.000
Recursos Financieros	**150.000.000**
- Activos Financieros	150.000.000
Disminución de Caja y Bancos	150.000.000
TOTAL	**13.288.268.556**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**13.133.268.556**
- Gastos de Consumo	10.215.140.273
Gastos de Personal	9.615.652.532
Materiales y Suministros	231.477.834
Servicios No Personales	368.009.907
- Otros Gastos Corrientes	2.918.128.283
Transferencias	2.918.128.283
Transferencias Corrientes al Sector Privado	1.871.217.895
Otras Transferencias	1.046.910.388
Gastos de Capital	**5.000.000**
- Activos Reales	5.000.000
Repuestos y Reparaciones Mayores	3.998.310
Otros Activos Reales	1.001.690

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Aplicaciones Financieras	**150.000.000**
- Pasivos Financieros	150.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	150.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	80.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	22.500.000
Disminución de Otras Cuentas y Efectos a Pagar	47.500.000
TOTAL	**13.288.268.556**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	3.878
Egresados	Egresado	734
Actividades de Investigación	Proyecto	4
Actividades de Extensión	Taller, Charla y Curso	70
Asistencia Socio-económica	Becario	140

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**328**	**3.449.980.148**
Directivo	3	88.152.849
Profesional y Técnico	69	788.154.976
Personal Administrativo	56	312.528.825
Personal Docente	89	1.531.018.935
Obrero	111	730.124.563
Personal Fijo a Tiempo Parcial	**21**	**95.493.650**
Personal Docente	21	95.493.650
Personal Contratado	**158**	**916.014.504**
Personal Docente	158	916.014.504
TOTAL	**507**	**4.461.488.302**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	4	10.675.584
II	247.105 _ 297.105	3	10.638.720
III	297.106 _ 347.106	10	37.068.960
IV	347.107 _ 397.107	96	430.371.359
V	397.108 _ 447.108	4	20.367.485
VI	447.109 _ 497.109	54	294.092.540
VII	497.110 _ 547.110	5	30.098.074
VIII	547.111 _ 597.111	25	168.544.236
IX	597.112 _ 647.112	5	36.784.070
X	647.113 _ 697.113		
XI	697.114 _ 747.114	4	33.510.336
XII	747.115 _ 797.115	9	81.960.768
XIII	797.116 _ 847.116	20	198.186.461
XIV	847.117 _ 897.117	26	274.956.065
XV	897.118 _ 947.118	21	229.762.790
XVI	947.119 _ 997.119	3	34.492.670
XVII	997.120 Y MAS	107	1.839.853.621
	TOTAL	**396**	**3.731.363.739**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	73	456.481.459
VIII	547.111 _ 597.111	32	224.271.907
IX	597.112 _ 647.112	3	23.123.033
X	647.113 _ 697.113		
XI	697.114 _ 747.114	3	26.248.164
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**111**	**730.124.563**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**67**	**2.480.667.846**
- Jubilado	62	2.414.370.853
- Pensionado	5	66.296.993
Administrativo	**39**	**316.670.437**
- Profesional Y Técnico	1	10.595.984
- Pensionado	1	10.595.984
- Apoyo	38	306.074.453
- Jubilado	34	287.009.743
- Pensionado	4	19.064.710
TOTAL	**106**	**2.797.338.283**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	13.257.061.826
02	Investigación y Postgrado	12.701.880
03	Extensión y Producción	18.504.850
	TOTAL	**13.288.268.556**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	9.615.652.532
4.02	Materiales y Suministros	231.477.834
4.03	Servicios no Personales	368.009.907
4.04	Activos Reales	5.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	150.000.000
4.07	Transferencias	2.918.128.283
	TOTAL	**13.288.268.556**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.138.268.556**
- Transferencias Para Financiar Gastos Corrientes	13.123.268.556
Del Sector Público	13.123.268.556
De la Administración Central	13.121.170.356
- Ingresos Ordinarios	9.316.030.953
- Gestión Fiscal	3.267.171.419
- Otras Fuentes de Financiamiento	537.967.984
De Gobiernos Estadales	2.098.200
- Ingresos por Actividades Propias	10.000.000
Ingresos no Tributarios	10.000.000
Venta de Bienes y Servicios	10.000.000
- Otros Ingresos Corrientes	5.000.000
Ingresos de la Propiedad	5.000.000
Intereses por Dinero en Depósito	5.000.000
B. Gastos Corrientes	**13.133.268.556**
- Gastos de Consumo	10.215.140.273
Gastos de Personal	9.615.652.532
Materiales y Suministros	231.477.834
Servicios No Personales	368.009.907
- Otros Gastos Corrientes	2.918.128.283
Transferencias	2.918.128.283
Transferencias Corrientes al Sector Privado	1.871.217.895
Pensiones	77.845.956
Jubilaciones	1.672.581.939
Becas Universitarias	27.000.000
Otras transferencias Directas a Personas.	10.000.000
Otras transferencias Corriente Internas al Sector Privado	83.790.000
Otras Transferencias	1.046.910.388
Otras subvenciones socio-económicas para Personal Pensionado	18.111.731
Aguinaldos personal jubilados	442.676.686
Aportes al Seguro de hospitalización, cirugía y maternidad Personal Jubilado	143.445.285
Otras subvenciones socio-económicas para Personal Jubilado	442.676.686
C. Resultado Económico: Ahorro	**5.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**5.000.000**
- Desahorro en la Cuenta Corriente	5.000.000
B. Gastos de Capital	**5.000.000**
- Activos Reales	5.000.000
Repuestos y Reparaciones Mayores	3.998.310
Otros Activos Reales	1.001.690
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**150.000.000**
- Activos Financieros	150.000.000
Disminución de Caja y Bancos	150.000.000
B. Aplicaciones Financieras	**150.000.000**
- Pasivos Financieros	150.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	150.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	80.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	22.500.000
Disminución de Otras Cuentas y Efectos a Pagar	47.500.000

A0036
Instituto Universitario de Tecnología de Puerto Cabello

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE PUERTO CABELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología de Puerto Cabello, es una institución pública orientada a la formación de Técnicos Superiores Universitarios, en las carreras de Mecánica, Metalurgia, Mecánica Térmica, Mecánica Automotriz, con amplios criterios de innovación, conocimiento de innovación, y técnicas, que permite una adecuada respuesta a los cambios, así como a la adaptación y transformación de las organizaciones, consustanciadas éticas y moralmente por la sociedad. Así mismo ofrece a la comunidad, un profesional universitario con capacidad supervisora e investigativa, crítico y productivo, con los conocimientos teóricos-prácticos necesarios para desenvolverse con eficacia en el campo laboral.

La planificación, ejecución y control de los programas de formación académica, investigación y extensión se basa en lograr los objetivos, para así ser la institución de Educación Superior, con alto nivel tecnológico, de investigación, extensión y organización de excelente categoría académica y competitiva; adaptada a los cambios y transformaciones requeridos para el país. Coadyuvará de manera firme y creativa, con sus recursos a la educación y al desarrollo sustentable de las comunidades y organización; además de lograr una interacción de todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad.

El Instituto Universitario de Tecnología de Puerto Cabello, define su política de enseñanza, en la diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, aperturas de propuestas de profesionalización a técnicos superiores, integración de estudios de pregrado y postgrado.

La Institución, en su afán de incentivar el desarrollo de la investigación para garantizar la generación de conocimiento competitivo y tecnológico ha propuesto definir políticas para fortalecer y consolidar la investigación competitiva y el postgrado, generación, gestión y transferencia competitiva, sistema integrador postgrado-investigación y dotación de la infraestructura tecnológicas para la Investigación y desarrollo.

En tal sentido cabe señalar la construcción del Laboratorio- Taller de Metalurgia y Mecánica Térmica, se espera su finalización para el último trimestre de este año; que permitirá la captación, capacitación y actualización del capital intelectual, además de desarrollar un sistema automatizado de información sobre las investigaciones realizadas, esto logrará reconocer y estimular la labor investigativa.

La Institución generará y desarrollará sistemas que integren su entorno, a fin de fortalecer la relación institución-sociedad, aplicará políticas de extensión, que fundamenten una relación de corresponsabilidad, establecerá alianzas estratégicas para el desarrollo de la extensión, la comunidad, la institución y para la relación de instituciones y el sector productivo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**11.750.328.547**
- Transferencias para Financiar Gastos Corrientes	11.718.310.465
Del Sector Público	11.718.310.465
– Ingresos Ordinarios	8.320.000.430
– Gestión Fiscal	2.917.859.306
– Otras Fuentes de Financiamiento	480.450.729
- Ingresos por Actividades Propias	14.018.082
Ingresos no Tributarios	14.018.082
Venta de Materiales y Servicios	14.018.082
- Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Recursos Financieros	**120.038.532**
- Activos Financieros	120.038.532
Disminución de Caja y Bancos	120.038.532
TOTAL	**11.870.367.079**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**11.689.328.367**
- Gastos de Consumo	10.700.474.330
Gastos de Personal	9.585.372.830
Materiales y Suministros	262.875.000
Servicios No Personales	852.226.500
- Otros Gastos Corrientes	988.854.037
Transferencias	988.854.037
Transferencias Corrientes al Sector Privado	654.558.988
Transferencias Corrientes al Sector Público	1.800.000
Otras Transferencias	332.495.049
Gastos de Capital	**61.000.180**
- Activos Reales	61.000.180
Repuestos y Reparaciones Mayores	42.000.168
Otros Activos Reales	19.000.012
Aplicaciones Financieras	**120.038.532**
- Pasivos Financieros	120.038.532
Servicio de la Deuda Pública y Disminución de otros Pasivos	120.038.532
Disminución de Cuentas y Efectos a Pagar a Proveedores	17.812.500
Disminución de Cuentas a Pagar por Retenciones Laborales	7.502.813
Disminución de Otras Cuentas y Efectos a Pagar	94.723.219
TOTAL	**11.870.367.079**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	5.317
Egresados	Egresado	292
Actividades de Investigación	Proyecto	12
Actividades de Extensión	Taller	65
Asistencia Socio-económica	Becario	400

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**335**	**4.259.166.822**
Profesional y Técnico	52	520.057.943
Personal Administrativo	47	224.425.548
Personal Docente	163	2.956.868.825
Obrero	73	557.814.506
Personal Fijo a Tiempo Parcial	**8**	**79.276.164**
Personal Docente	8	79.276.164
Personal Contratado	**32**	**374.557.260**
Personal Docente	32	374.557.260
TOTAL	**375**	**4.713.000.246**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	54	295.395.888
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	2	15.431.390
X	647.113 __ 697.113	12	95.637.474
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	5	46.408.681
XIII	797.116 __ 847.116	53	533.214.106
XIV	847.117 __ 897.117	98	1.050.770.117
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	78	2.118.328.084
	TOTAL	**302**	**4.155.185.740**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	17	91.426.068
VII	497.110 __ 547.110	20	128.331.155
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114	14	123.214.915
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	22	214.842.368
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**73**	**557.814.506**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**27**	**729.465.467**
- Jubilado	20	675.777.535
- Pensionado	7	53.687.932
Obrero	**20**	**139.588.570**
- Jubilado	20	139.588.570
TOTAL	**47**	**869.054.037**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	11.816.367.079
02	Investigación y Postgrado	33.000.000
03	Extensión y Producción	21.000.000
	TOTAL	**11.870.367.079**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	9.585.372.830
4.02	Materiales y Suministros	262.875.000
4.03	Servicios no Personales	852.226.500
4.04	Activos Reales	61.000.180
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	120.038.532
4.07	Transferencias	988.854.037
	TOTAL	**11.870.367.079**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.750.328.547**
- Transferencias Para Financiar Gastos Corrientes	11.718.310.465
Del Sector Público	11.718.310.465
De la Administración Central	11.718.310.465
– Ingresos Ordinarios	8.320.000.430
– Gestión Fiscal	2.917.859.306
– Otras Fuentes de Financiamiento	480.450.729
- Ingresos por Actividades Propias	14.018.082
Ingresos no Tributarios	14.018.082
Venta de Bienes y Servicios	14.018.082
- Otros Ingresos Corrientes	18.000.000
Ingresos de la Propiedad	18.000.000
Intereses por Dinero en Depósito	18.000.000
B. Gastos Corrientes	**11.689.328.367**
- Gastos de Consumo	10.700.474.330
Gastos de Personal	9.585.372.830
Materiales y Suministros	262.875.000
Servicios No Personales	852.226.500
- Otros Gastos Corrientes	988.854.037
Transferencias	988.854.037
Transferencias Corrientes al Sector Privado	654.558.988
Pensiones	35.105.448
Jubilaciones	501.453.540
Becas Universitarias en el País	100.000.000
Otras trasferencias directas a personas	3.000.000
Subsidio a organismos laborales y gremiales	15.000.000
Transferencias Corrientes al Sector Público	1.800.000
Transferencias Corrientes a Los Institutos de Seguridad social	1.800.000
Otras Transferencias	332.495.049
Asistencia Social al Personal Pensionado	9.291.242
Asistencia Social al Personal Jubilado	323.203.807

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
C. Resultado Económico: Ahorro	**61.000.180**
II. Cuenta de Capital	
A. Recursos de Capital	**61.000.180**
- Ahorro en la Cuenta Corriente	61.000.180
B. Gastos de Capital	**61.000.180**
- Activos Reales	61.000.180
Repuestos y Reparaciones Mayores	42.000.168
Otros Activos Reales	19.000.012
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**120.038.532**
- Activos Financieros	120.038.532
Disminución de Caja y Bancos	120.038.532
B. Aplicaciones Financieras	**120.038.532**
- Pasivos Financieros	120.038.532
Servicio de la Deuda Pública y Disminución de otros Pasivos	120.038.532
Disminución de Cuentas y Efectos a Pagar a Proveedores	17.812.500
Disminución de Cuentas a Pagar por Retenciones Laborales	7.502.813
Disminución de Otras Cuentas y Efectos a Pagar	94.723.219

A0038
Instituto Universitario de Tecnología de Valencia

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE VALENCIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología de Valencia es una institución oficial de Educación Superior, dentro de la modalidad de carreras cortas, dependiente del Ministerio de Educación Superior creada por Decreto Presidencial No. 1977, del 21 de Diciembre de 1976, según Gaceta Oficial No. 31140, de fecha 28 de Diciembre de 1.976.

Las razones que justificaron su creación fueron:

- Proporcionar a la Juventud una educación práctica y productiva, acorde con el requerimiento del país.
- Formar profesionales capacitados para el desarrollo Industrial de la Región Central especialmente de los Estado Aragua y Carabobo.
- Aliviar a la Universidad de Carabobo de su alta presión de ingreso estudiantil.
- Evitar la cuota de éxodo estudiantil hacia otros centros tecnológicos.
- Aprovechar la diversificación de diferentes empresas de la región como verdaderas escuelas de aplicación y laboratorios, para prácticas y pasantías del alumnado.
- Manteniendo siempre los principios de educar el Instituto, fundamenta su misión y visión en la formación de profesionales Universitarios de carrera corta, creativo, innovador, responsable y trasformador de su entorno social, logrando fortalecer la cultura investigativa a través de efectivos programas de investigación y postgrado que ayuden al país tanto en eventos nacionales como internacionales.
- Impartir conocimientos, habilidades y destrezas en las áreas de Química, Electricidad, Informática, Polímetros y Procesos de Petróleo.
- Fomentar la investigación con nuevos conocimientos para impulsar el progreso de la ciencia, la tecnología, las letras, las artes y demás manifestaciones creadoras del espíritu en beneficio del bienestar del ser humano, de la sociedad y del desarrollo independiente de la nación.
- Consolidar su prestigio, como institución de Educación Superior, mediante la ejecución de programas en las áreas de Docencia, Investigación, Extensión y Producción, a través de una gerencia democrática y participativa donde la eficiencia, la excelencia académica, la productividad y la autogestión constituyen los elementos fundamentales de esta Institución.

Además de nuestra fortaleza compartida de los valores, esencia del comportamiento grupal de nuestra institución, los cuales forma parte integral de las normas ideales del comportamiento de institución-sociedad. Esto lo acompaña la honestidad, calidad, capacitación y laboriosidad. Conjuntamente complementado con lo cultural organizacional, que es nuestra manera de proceder y actuar en cuanto a la enseñanza, proyectos e investigación de nuestra institución.

El objetivo global de nuestra institución, es el de formar técnicos superiores universitarios en las áreas Química, Electricidad, Informática, Procesos de Refinación de Petróleo y Polímeros, brindando una educación integral que contribuya a una excelente gestión en el campo laboral.
Entre ellos tenemos:

- Aplicar estrategias de enseñanza para desarrollar destreza y habilidades con alta tecnología en las diversas áreas que contemplan la institución.
- Fortalecer la institución competitivamente con la expansión de nuevos núcleos de enseñanza para diversificar las especialidades ofreciéndolas a la masa estudiantil activa.

Todo sustentado a la política de impartir académicamente con los mayores niveles de excelencia en educación superior, investigación, extensión a todos nuestros estudiantes y aquellos bachilleres de la región y de Venezuela.

Enseñanza

Está la disponibilidad cada vez mayor en la formación asistida a la enseñanza, para cumplir los objetivos de educación y preparación para integrar profesionales altamente competitivos a un mercado laboral latente en la región y el país.

Investigación

Con el interés de estimular el desarrollo de la investigación para garantizar la producción y transmisión de conocimiento para el mejoramiento de la docencia y la extensión.

Extensión

Nuestro compromiso es con el futuro, al expandir la institución hacia nuevas áreas de estudio y de investigación para innovar el estatus sociocultural con la región y el país. Además, crear nuevas extensiones universitarias que generen un desarrollo armónico dentro de la región en convenio con las alcaldías aledañas, con el fin de integrar a buena parte de la comunidad desasistida dentro los proyectos educativos, que mantiene el estado con las regiones y las demandas del sector industrial.

Metas y Compromisos

Con el Presupuesto de Ingresos del Instituto Universitario de Tecnología de Valencia, para el año 2004 se pretende lograr alcanzar como metas principales: realizar 32 Proyectos de Investigación; 25 talleres de Extensión; un ingreso de 319 alumnos y en el aspecto de ayudas socio económicas la asignación de 450 Becas, un incremento en el comedor de 1250 comensales a 1500 comensales; y la implementación de 300 meriendas nocturnas; de igual manera se aspira ejecutar 2 Jornadas Vocacionales dirigidas a los Bachilleres de Nuevo Ingreso.

Con todo lo ante expuesto, queda evidenciado el compromiso existente con el país, la región, y principalmente con la población estudiantil al Contribuir activamente en el proceso del país, introduciendo profesionales altamente competitivos cumpliendo con apegos a los valores civiles y éticos.

La política presupuestaria del Instituto Universitario de Tecnología Valencia (IUTVAL) está enmarcada dentro de las directrices y lineamientos establecidos por la Ley Orgánica de Administración Financiera (LOAF) y ONAPRE, manteniendo los aspectos legales vigentes; así como también obedece a una serie de principios fundamentales de satisfacción de programas estudiantiles y reivindicaciones laborales para el beneficio de la Institución dentro del periodo 2004-2005.

Es importante señalar que la Institución cancelará las deudas por concepto de Aportes Patronales a los distintos entes públicos (Seguro Social, Ley de Política Habitacional, Paro Forzoso, Caja de Ahorros, IPASME, etc.)

Se debe destacar que debido al crecimiento natural de los gastos de Funcionamiento se lograron cubrir las insuficiencias en partidas de materiales y suministro al igual que los servicios básicos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**13.845.238.429**
- Transferencias para Financiar Gastos Corrientes	13.376.319.919
Del Sector Público	13.376.319.919
De la Administración Central	13.376.319.919
– Ingresos Ordinarios	9.497.187.142
– Gestión Fiscal	3.330.703.660
– Otras Fuentes de Financiamiento	548.429.117
Ingresos no Tributarios	70.000.000
Venta de Bienes y Servicios	70.000.000
- Otros Ingresos Corrientes	398.918.510
Ingresos de la Propiedad	43.000.000
Otros	355.918.510
TOTAL	**13.845.238.429**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**13.578.319.919**
- Gastos de Consumo	11.403.893.799
Gastos de Personal	9.884.640.076
Materiales y Suministros	198.351.000
Servicios No Personales	1.320.902.723
- Otros Gastos Corrientes	2.174.426.120
Transferencias	2.174.426.120
Transferencias Corrientes al Sector Privado	1.633.986.810
Otras Transferencias	540.439.310
Gastos de Capital	**131.000.000**
- Activos Reales	126.000.000
Repuestos y Reparaciones Mayores	38.500.000
Adquisición de Maquinarias y demás Equipos	71.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	1.500.000
Otros Activos Reales	15.000.000
- Activos Intangibles	5.000.000
Aplicaciones Financieras	**135.918.510**
- Pasivos Financieros	135.918.510
Servicio de la Deuda Pública y Disminución de otros Pasivos	135.918.510
Disminución de Cuentas y Efectos a Pagar a Proveedores	35.735.024
Disminución de Otras Cuentas y Efectos a Pagar	100.183.486
TOTAL	**13.845.238.429**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	4.233
Egresados	Egresado	319
Actividades de Investigación	Proyecto	32
Actividades de Extensión	Taller	25
Asistencia Socio-económica	Becario	450

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**319**	**3.824.726.373**
Directivo	3	92.431.392
Profesional y Técnico	52	607.448.659
Personal Administrativo	64	295.721.955
Personal Docente	134	2.455.462.204
Obrero	66	373.662.163
Personal Fijo a Tiempo Parcial	**23**	**131.536.316**
Profesional y Técnico	2	10.841.960
Personal Docente	21	120.694.356
Personal Contratado	**139**	**969.220.505**
Profesional y Técnico	2	18.164.565
Personal Docente	135	944.383.980
Obrero	2	6.671.960
TOTAL	**481**	**4.925.483.194**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	23	131.536.316
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	135	944.383.980
IX	597.112 _ 647.112		
X	647.113 _ 697.113	116	903.170.614
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	2	18.164.565
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	137	2.547.893.596
	TOTAL	**413**	**4.545.149.071**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	2	6.671.960
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	66	373.662.163
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**68**	**380.334.123**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**43**	**1.398.764.504**
- Jubilado	43	1.398.764.504
TOTAL	**43**	**1.398.764.504**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	13.687.638.429
02	Investigación y Postgrado	91.100.000
03	Extensión y Producción	66.500.000
	TOTAL	**13.845.238.429**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	9.884.640.076
4.02	Materiales y Suministros	198.351.000
4.03	Servicios no Personales	1.320.902.723
4.04	Activos Reales	131.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	135.918.510
4.07	Transferencias	2.174.426.120
	TOTAL	**13.845.238.429**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.845.238.429**
- Transferencias Para Financiar Gastos Corrientes	13.376.319.919
Del Sector Público	13.376.319.919
De la Administración Central	13.376.319.919
– Ingresos Ordinarios	9.497.187.142
– Gestión Fiscal	3.330.703.660
– Otras Fuentes de Financiamiento	548.429.117
- Ingresos por Actividades Propias	70.000.000
Ingresos no Tributarios	70.000.000
Venta de Bienes y servicios	70.000.000
- Otros Ingresos Corrientes	398.918.510
Ingresos de la Propiedad	43.000.000
Intereses por Dinero en Depósito	43.000.000
Otros	355.918.510
Otros Ingresos Diversos	355.918.510
B. Gastos Corrientes	**13.578.319.919**
- Gastos de Consumo	11.403.893.799
Gastos de Personal	9.884.640.076
Materiales y Suministros	198.351.000
Servicios No Personales	1.320.902.723
- Otros Gastos Corrientes	2.174.426.120
Transferencias	2.174.426.120
Transferencias Corrientes al Sector Privado	1.633.986.810
Pensiones	36.651.612
Jubilaciones	943.481.688
Becas	144.935.000
Subsidios a Organismos Laborales y Gremiales	508.918.510
Otras Transferencias	540.439.310
Asistencia Social Personal Pensionado	15.966.825
Asistencia Social Personal Jubilado	524.472.485
C. Resultado Económico: Ahorro	**266.918.510**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
II. Cuenta de Capital	
A. Recursos de Capital	**266.918.510**
- Ahorro en la Cuenta Corriente	266.918.510
B. Gastos de Capital	**131.000.000**
- Activos Reales	126.000.000
Repuestos y Reparaciones Mayores	38.500.000
Adquisición de Maquinarias y demás Equipos	71.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	1.500.000
Otros Activos Reales	15.000.000
- Activos Intangibles	5.000.000
C. Resultado Financiero: Superávit	**135.918.510**
III. Cuenta Financiera	
A. Recursos Financieros	**135.918.510**
- Superávit Financiero	135.918.510
B. Aplicaciones Financieras	**135.918.510**
- Pasivos Financieros	135.918.510
Servicio de la Deuda Pública y Disminución de otros Pasivos	135.918.510
Disminución de Cuentas y Efectos a Pagar a Proveedores	35.735.024
Disminución de Otras Cuentas y Efectos a Pagar	100.183.486

A0039

Instituto Universitario de Tecnología del Estado Trujillo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO TRUJILLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología del Estado Trujillo, es una institución científico-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo; así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología Don Rómulo Betancourt, en Trujillo, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

- Definición de una política de diversificación e innovación curricular; innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos; innovaciones en los diseños curriculares; estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras; captación, capacitación y actualización permanente del personal docente; nuevas tecnologías para el aprendizaje; educación continua y presencial; alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

- El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.
- Generación, gestión y transferencia de conocimientos y tecnología competitiva.
- Identificación de área de investigación competitiva.
- Sistema integrador post-grado-investigación
- Dotación de la infraestructura tecnológica para la investigación.
- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocer y estimular la labor investigativa; apoyar la producción de revistas científicas; estimular la publicación de las investigaciones en diarios y revistas regionales y nacionales; participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno, a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.
- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad y de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad; fomentar la imagen corporativa; fortalecer los convenios interinstitucionales; desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario; desarrollar redes sociales a través de la investigación-acción; crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**17.820.514.809**
- Transferencias para Financiar Gastos Corrientes	17.797.014.809
Del Sector Público	17.797.014.809
De la Administración Central	17.797.014.809
– Ingresos Ordinarios	12.635.880.514
– Gestión Fiscal	4.431.456.687
– Otras Fuentes de Financiamiento	729.677.608
- Ingresos por Actividades Propias	20.000.000
Ingresos no Tributarios	20.000.000
- Otros Ingresos Corrientes	3.500.000
Ingresos de la Propiedad	3.500.000
Recursos Financieros	**154.381.913**
- Activos Financieros	154.381.913
Disminución de Caja y Bancos	154.381.913
TOTAL	**17.974.896.722**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**17.521.319.611**
- Gastos de Consumo	16.253.059.499
Gastos de Personal	14.420.541.422
Materiales y Suministros	271.440.000
Servicios No Personales	1.561.078.077
- Otros Gastos Corrientes	1.268.260.112
Transferencias	1.268.260.112
Transferencias Corrientes al Sector Privado	843.850.923
Otras Transferencias	424.409.189
Gastos de Capital	**299.195.198**
- Activos Reales	294.195.198
Repuestos y Reparaciones Mayores	47.000.000
Adquisición de Maquinarias y demás Equipos	216.195.198
Otros Activos Reales	31.000.000
- Activos Intangibles	5.000.000
Aplicaciones Financieras	**154.381.913**
- Pasivos Financieros	154.381.913
Servicio de la Deuda Pública y Disminución de otros Pasivos	154.381.913
Disminución de Otras Cuentas y Efectos a Pagar	154.381.913
TOTAL	**17.974.896.722**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	6.963
Egresados	Egresado	700
Actividades de Investigación	Proyecto	14
Actividades de Extensión	Curso	10
Asistencia Socio-económica	Becario	641

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**398**	**5.108.709.048**
Directivo	3	61.096.019
Profesional y Técnico	100	1.027.181.786
Personal Administrativo	65	339.268.691
Personal Docente	189	3.416.047.213
Obrero	41	265.115.339
Personal Fijo a Tiempo Parcial	**7**	**78.084.360**
Personal Docente	7	78.084.360
Personal Contratado	**136**	**1.149.685.360**
Profesional y Técnico	16	107.923.332
Personal Administrativo	6	17.655.768
Personal Docente	112	1.013.920.662
Obrero	2	10.185.598
TOTAL	**541**	**6.336.478.768**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	6	17.655.768
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	21	98.746.402
V	397.108 _ 447.108	30	157.324.849
VI	447.109 _ 497.109	10	57.748.600
VII	497.110 _ 547.110	11	69.241.064
VIII	547.111 _ 597.111	5	34.617.900
IX	597.112 _ 647.112	4	29.513.208
X	647.113 _ 697.113	70	559.449.063
XI	697.114 _ 747.114	32	284.921.253
XII	747.115 _ 797.115	3	27.683.739
XIII	797.116 _ 847.116	28	275.100.151
XIV	847.117 _ 897.117	6	61.931.130
XV	897.118 _ 947.118	59	640.089.830
XVI	947.119 _ 997.119	8	92.565.272
XVII	997.120 Y MAS	205	3.654.589.602
	TOTAL	**498**	**6.061.177.831**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	1	4.748.750
V	397.108 _ 447.108	2	10.305.613
VI	447.109 _ 497.109	7	40.128.939
VII	497.110 _ 547.110	14	90.245.536
VIII	547.111 _ 597.111	19	129.872.099
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**43**	**275.300.937**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**25**	**1.058.303.213**
- Jubilado	23	1.033.080.452
- Pensionado	2	25.222.761
Administrativo	**1**	**13.927.106**
- Profesional Y Técnico	1	13.927.106
- Pensionado	1	13.927.106
Obrero	**7**	**71.029.794**
- Jubilado	5	53.817.482
- Pensionado	2	17.212.312
TOTAL	**33**	**1.143.260.113**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	17.839.099.942
02	Investigación y Post-grado	105.896.780
03	Extensión y Producción	29.900.000
	TOTAL	**17.974.896.722**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	14.420.541.422
4.02	Materiales y Suministros	271.440.000
4.03	Servicios no Personales	1.561.078.077
4.04	Activos Reales	299.195.198
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	154.381.913
4.07	Transferencias	1.268.260.112
	TOTAL	**17.974.896.722**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.820.514.809**
- Transferencias Para Financiar Gastos Corrientes	17.797.014.809
Del Sector Público	17.797.014.809
De la Administración Central	17.797.014.809
– Ingresos Ordinarios	12.635.880.514
– Gestión Fiscal	4.431.456.687
– Otras Fuentes de Financiamiento	729.677.608
- Ingresos por Actividades Propias	20.000.000
Ingresos no Tributarios	20.000.000
Venta de Bienes y Servicios	20.000.000
- Otros Ingresos Corrientes	3.500.000
Ingresos de la Propiedad	3.500.000
Intereses por Dinero en Depósito	3.500.000
B. Gastos Corrientes	**17.521.319.611**
- Gastos de Consumo	16.253.059.499
Gastos de Personal	14.420.541.422
Materiales y Suministros	271.440.000
Servicios No Personales	1.561.078.077
- Otros Gastos Corrientes	1.268.260.112
Transferencias	1.268.260.112
Transferencias Corrientes al Sector Privado	843.850.923
Pensiones	36.942.264
Jubilaciones	681.908.659
- Otras transferencias directas a personas	60.000.000
Subsidio a organismos laborales y gremiales	65.000.000
Otras Transferencias	424.409.189
Asistencia Social al Personal Pensionado	19.419.914
Asistencia Social al Personal Jubilado	404.989.275
C. Resultado Económico: Ahorro	**299.195.198**
II. Cuenta de Capital	
A. Recursos de Capital	**299.195.198**
- Ahorro en la Cuenta Corriente	299.195.198

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**299.195.198**
- Activos Reales	294.195.198
Repuestos y Reparaciones Mayores	47.000.000
Adquisición de Maquinarias y demás Equipos	216.195.198
Otros Activos Reales	31.000.000
- Activos Intangibles	5.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**154.381.913**
- Activos Financieros	154.381.913
Disminución de Caja y Bancos	154.381.913
B. Aplicaciones Financieras	**154.381.913**
- Pasivos Financieros	154.381.913
Servicio de la Deuda Pública y Disminución de otros Pasivos	154.381.913
Disminución de Otras Cuentas y Efectos a Pagar	154.381.913

A0040
Instituto Universitario de Tecnología José Antonio Anzoátegui, El Tigre

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA JOSÉ ANTONIO ANZOÁTEGUI, EL TIGRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre, es una institución educativa orientada a la formación de Técnicos Superiores Universitarios a nivel de pre-educación continua y post-grado, avalados por la transparencia de su actuación, su elevada capacidad técnica, e innovadores, siendo emprendedores, generadores de su propio empleo y contribuyendo al desarrollo sostenible del Estado Anzoátegui.

En relación a la producción del conocimiento, constituye, referencia obligatoria, por su elevada capacidad técnica dando respuestas a las necesidades y requerimientos del entorno, con énfasis en el mundo.

Dada la valorada vocación regional con el Estado Anzoátegui, la Institución será reconocida por las comunidades del entorno en base al impacto de las soluciones congestionadas, en virtud de un proceso continuo de extensión bidireccional.

La Gestión Académica, Administrativa y Financiera de la Institución es asumida en forma transparente, rindiendo cuentas, siendo oportuna y de elevada calidad por su eficiencia y eficacia.

Asimismo, tiene como misión atender a los potenciales estudiantes, que aun cursan el último año de bachillerato, para el desarrollo de competencias, y habilidades, la comprensión lectora, habilidades numéricas, resoluciones de problemas, procesos, estudios, aprendizajes y orientación vocacional en relación a las carreras ofertadas por la institución.

Con el propósito de garantizar la calidad de la Docencia, Investigación, Desarrollo Técnico, y extensión, es misión fundamental de la Institución ofrecer a todos sus docentes y auxiliares cursos de permanente capacitación educativa, actualización y perfeccionamiento tanto en las áreas sustantivas (científica-tecnológica) como en los propios de la pedagogía tecnológica.

Para el logro de todos sus objetivos la Institución cuenta con proyectos sustentables, técnicos económicamente factibles; los cuales contribuirán a generar recursos para nuestra institución cumpliendo con un requisito indispensable como es contribuir a la docencia y servir a la comunidad, contemplando en cada uno de ellos mecanismos que permitirán institucionalizar una rendición de cuentas en la Institución.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y canalizados por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica.

Enseñanza

Su propósito es la asistencia integral a través de la incorporación de nuevas tecnologías de información en el proceso de formación de Técnicos Superiores Universitarios, en concordancia a los cambios tecnológicos y la exigencia del mercado laboral.

Este programa contiene los siguientes proyectos:

- Desarrollar el sistema de información y comunicación con nuevas tecnologías en la biblioteca del Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre.
- Adquirir equipos de computación, mobiliario y equipos de alojamiento, maquinarias equipos de artes gráficas y reproducción, incluyendo extensión Anaco, Paríaguan y Puerto La Cruz.

- Definir una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, aperturas de propuestas de profesionalización a técnicos superiores, integración de estudios de pre-grado y postgrado con postgrado instituciones de educación superior, entre otras.

Investigación

A través de este proyecto se eleva el análisis crítico de nuestros estudiantes, coadyuvando en la consecución de los objetivos y metas de la Institución, de esta manera se logra el intercambio de conocimientos docente-estudiante fomentando así la misión y visión de nuestra Institución. En este sentido se presentan Proyectos de Investigación, que involucran las funciones básicas de Educación, como son: Docencia, Investigación, Extensión.

Entre los proyectos se encuentran: Fortalecimiento de la investigación competitiva y postgrado, aplicación de un sistema integrador de investigación; dotación de la infraestructura tecnológica para la investigación y desarrollo de una base integral de conocimiento universitario.

Las acciones que permitirán la consecución de estos proyectos, son las siguientes: Reclutamiento y actualización del capital intelectual; Desarrollo y Aplicación de un sistema automatizado de información sobre la investigación; Estimular la participación investigativa a través de reconocimientos; la creación del periódico estudiantil en donde se estimule la labor realizada por docentes y alumnos; estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos están los siguientes: Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad, focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad y de la institución, alianzas estratégicas para la relación instituciones-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistenciales, deportivas y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**19.420.714.553**
- Transferencias para Financiar Gastos Corrientes	19.045.714.553
Del Sector Público	19.045.714.553
De la Administración Central	19.045.714.553
– Ingresos Ordinarios	13.522.457.333
– Gestión Fiscal	4.742.382.924
– Otras Fuentes de Financiamiento	780.874.296
- Ingresos por Actividades Propias	350.000.000
Ingresos no Tributarios	350.000.000
Venta de Bienes y Servicios	350.000.000
- Otros Ingresos Corrientes	25.000.000
Ingresos de la Propiedad	25.000.000
Recursos de Capital	**8.681.328**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	8.681.328
Recursos Financieros	**420.000.000**
- Activos Financieros	420.000.000
Disminución de Caja y Bancos	420.000.000
TOTAL	**19.849.395.881**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**19.332.936.692**
- Gastos de Consumo	17.168.632.479
Gastos de Personal	16.530.947.333
Materiales y Suministros	262.843.240
Servicios No Personales	366.160.578
Otros Gastos de Instituciones Descentralizadas	8.681.328
Depreciación y Amortización	8.681.328
- Otros Gastos Corrientes	2.164.304.213
Transferencias	2.164.304.213
Transferencias Corrientes al Sector Privado	1.365.948.528
Transferencias Corrientes al Sector Público	2.002.000
Otras Transferencias	796.353.685
Gastos de Capital	**96.459.189**
- Activos Reales	95.459.177
Repuestos y Reparaciones Mayores	41.989.892
Adquisición de Maquinarias y demás Equipos	24.010.093
Otros Activos Reales	29.459.192
- Activos Intangibles	1.000.012
Aplicaciones Financieras	**420.000.000**
- Pasivos Financieros	420.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	420.000.000
Disminución de Otras Cuentas y Efectos a Pagar	420.000.000
TOTAL	**19.849.395.881**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	11.500
Egresados	Egresado	770
Actividades de Investigación	Proyecto	12
Actividades de Extensión	Taller	15
Asistencia Socio-económica	Becario	250

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**659**	**7.572.615.932**
Directivo	3	98.987.671
Profesional y Técnico	59	629.968.301
Personal Administrativo	121	569.204.010
Personal Docente	298	5.243.032.904
Obrero	178	1.031.423.046
Personal Fijo a Tiempo Parcial	**22**	**136.001.124**
Personal Docente	22	136.001.124
Personal Contratado	**50**	**371.374.740**
Personal Docente	50	371.374.740
TOTAL	**731**	**8.079.991.796**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	1	3.558.528
III	297.106 __ 347.106		
IV	347.107 __ 397.107	89	385.298.856
V	397.108 __ 447.108	37	194.818.770
VI	447.109 __ 497.109	18	100.263.032
VII	497.110 __ 547.110	10	61.239.672
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	2	14.637.662
X	647.113 __ 697.113	12	95.903.618
XI	697.114 __ 747.114	1	8.895.488
XII	747.115 __ 797.115	43	397.308.034
XIII	797.116 __ 847.116	57	564.612.417
XIV	847.117 __ 897.117	26	273.467.197
XV	897.118 __ 947.118	47	522.185.686
XVI	947.119 __ 997.119	140	1.610.522.192
XVII	997.120 Y MAS	70	2.815.857.598
	TOTAL	**553**	**7.048.568.750**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	86	408.957.510
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	70	451.442.397
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	22	171.023.139
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**178**	**1.031.423.046**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**46**	**1.867.718.689**
- Jubilado	42	1.759.745.370
- Pensionado	4	107.973.319
Obrero	**24**	**186.583.524**
- Jubilado	24	186.583.524
TOTAL	**70**	**2.054.302.213**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	19.799.395.881
02	Investigación y Postgrado	27.000.000
03	Extensión y Producción	23.000.000
	TOTAL	**19.849.395.881**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	16.530.947.333
4.02	Materiales y Suministros	262.843.240
4.03	Servicios no Personales	366.160.578
4.04	Activos Reales	96.459.189
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	420.000.000
4.07	Transferencias	2.164.304.213
4.08	Otros Gastos de Instituciones Descentralizadas	8.681.328
	TOTAL	**19.849.395.881**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.420.714.553**
- Transferencias Para Financiar Gastos Corrientes	19.045.714.553
Del Sector Público	19.045.714.553
De la Administración Central	19.045.714.553
– Ingresos Ordinarios	13.522.457.333
– Gestión Fiscal	4.742.382.924
– Otras Fuentes de Financiamiento	780.874.296
- Ingresos por Actividades Propias	350.000.000
Ingresos no Tributarios	350.000.000
Venta de Bienes y Servicios	350.000.000
- Otros Ingresos Corrientes	25.000.000
Ingresos de la Propiedad	25.000.000
Intereses por Dinero en Depósito	25.000.000
B. Gastos Corrientes	**19.332.936.692**
- Gastos de Consumo	17.168.632.479
Gastos de Personal	16.530.947.333
Materiales y Suministros	262.843.240
Servicios No Personales	366.160.578
Otros Gastos de Instituciones Descentralizadas	8.681.328
Depreciación y Amortización	8.681.328
- Otros Gastos Corrientes	2.164.304.213
Transferencias	2.164.304.213
Transferencias Corrientes al Sector Privado	1.365.948.528
Pensiones	69.271.260
Jubilaciones	1.188.677.268
Becas Universitarias en el País	50.000.000
Donaciones a Personas	12.000.000
Otras transferencias directas a personas (incluye subsidios gremiales)	46.000.000
Transferencias Corrientes al Sector Público	2.002.000
Transferencias Corrientes a otros organismos del sector publico	2.002.000
Otras Transferencias	796.353.685

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
Aguinaldo personal pensionado	18.333.794
Aporte caja de ahorro del personal pensionado	1.897.878
Aporte seguro, hospitalización cirugía y maternidad	
Personal pensionado(incluye otras subvenciones)	18.470.387
Asistencia Social al Personal Jubilado	757.651.626
C. Resultado Económico: Ahorro	**87.777.861**
II. Cuenta de Capital	
A. Recursos de Capital	**96.459.189**
- Ahorro en la Cuenta Corriente	87.777.861
Incremento de la Depreciación y Amortización Acumulada	
Previsiones y Otras Reservas	8.681.328
B. Gastos de Capital	**96.459.189**
- Activos Reales	95.459.177
Repuestos y Reparaciones Mayores	41.989.892
Adquisición de Maquinarias y demás Equipos	24.010.093
Otros Activos Reales	29.459.192
- Activos Intangibles	1.000.012
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**420.000.000**
- Activos Financieros	420.000.000
Disminución de Caja y Bancos	420.000.000
B. Aplicaciones Financieras	**420.000.000**
- Pasivos Financieros	420.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	420.000.000
Disminución de Otras Cuentas y Efectos a Pagar	420.000.000

A0041
Instituto Universitario Experimental de
Tecnología de La Victoria

INSTITUTO UNIVERSITARIO EXPERIMENTAL DE TECNOLOGÍA DE LA VICTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario Experimental de Tecnología de la Victoria, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo; así como el fortalecimiento del análisis crítico de su anticipación y visión de futuro para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario Experimental de Tecnología de la Victoria se fundamenta en la misión y visión de futuro, permitiéndole alcanzar los objetivos y donde interactúan todos sus miembros en un clima organizacional con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica:

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

- Definición de una política de diversificación e innovación curricular; innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos; innovaciones en los diseños curriculares, estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras; captación, capacitación y actualización permanente del personal docente; nuevas tecnologías para el aprendizaje; educación continua y presencial; alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

- El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares; apertura de propuestas de profesionalización a técnicos superiores e integración de estudios de pre-grado y post-grado con otras instituciones de educación superior.

Investigación

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado.
- Generación, gestión y transferencia de conocimientos y tecnología competitiva.
- Identificación de área de investigación competitiva.
- Sistema integrador post-grado-investigación
- Dotación de la infraestructura tecnológica para la investigación.
- Desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocimiento y estimulación de la labor investigativa; apoya la producción de revistas científicas; estimulación a la publicación de las investigaciones en diarios y revistas regionales y nacionales; la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad Institución-Sociedad.

Entre sus proyectos maestros están:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad instituto-sociedad.
- Focalización estratégica para el desarrollo de la extensión, con alianzas estratégicas para el desarrollo de la comunidad, de la institución y para la relación institución-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto–comunidad; fomentar la imagen corporativa; fortalecer los convenios interinstitucionales; desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario; desarrollar redes sociales a través de la investigación-acción; crear un sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**12.579.135.600**
- Transferencias para Financiar Gastos Corrientes	12.199.135.600
Del Sector Público	12.199.135.600
De la Administración Central	12.199.135.600
– Ingresos Ordinarios	8.661.386.276
– Gestión Fiscal	3.037.584.764
– Otras Fuentes de Financiamiento	500.164.560
- Ingresos por Actividades Propias	380.000.000
Ingresos no Tributarios	380.000.000
Venta de Bienes y Servicios	380.000.000
Recursos Financieros	**280.000.000**
- Activos Financieros	280.000.000
Disminución de Caja y Bancos	280.000.000
TOTAL	**12.859.135.600**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**12.549.135.600**
- Gastos de Consumo	11.189.125.686
Gastos de Personal	10.208.686.825
Materiales y Suministros	159.059.905
Servicios No Personales	821.378.956
- Otros Gastos Corrientes	1.360.009.914
Transferencias	1.360.009.914
Transferencias Corrientes al Sector Privado	1.001.177.616
Otras Transferencias	358.832.298
Gastos de Capital	**30.000.000**
- Activos Reales	30.000.000
Repuestos y Reparaciones Mayores	30.000.000
Aplicaciones Financieras	**280.000.000**
- Pasivos Financieros	280.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	280.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	114.500.000
Disminución de Otras Cuentas y Efectos a Pagar	165.500.000
TOTAL	**12.859.135.600**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	11.997
Egresados	Egresado	331

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**337**	**3.722.967.501**
Directivo	3	61.222.059
Profesional y Técnico	67	739.946.902
Personal Administrativo	54	279.894.560
Personal Docente	109	2.010.785.086
Obrero	104	631.118.894
Personal Fijo a Tiempo Parcial	**16**	**89.362.253**
Profesional y Técnico	10	54.574.649
Personal Docente	6	34.787.604
Personal Contratado	**136**	**988.413.956**
Personal Administrativo	7	20.794.104
Personal Docente	129	967.619.852
TOTAL	**489**	**4.800.743.710**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	16	48.251.328
III	297.106 _ 347.106		
IV	347.107 _ 397.107	78	356.046.570
V	397.108 _ 447.108		
VI	447.109 _ 497.109	35	192.169.623
VII	497.110 _ 547.110	3	18.066.300
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	36	319.853.743
XII	747.115 _ 797.115	9	81.563.160
XIII	797.116 _ 847.116	47	450.909.974
XIV	847.117 _ 897.117	12	125.287.248
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	149	2.577.476.870
	TOTAL	**385**	**4.169.624.816**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	23	122.315.838
VI	447.109 _ 497.109	44	251.958.597
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	28	188.006.976
IX	597.112 _ 647.112	7	52.375.853
X	647.113 _ 697.113	2	16.461.630
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**104**	**631.118.894**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**25**	**992.163.496**
- Jubilado	21	881.935.674
- Pensionado	4	110.227.822
Obrero	**13**	**88.886.418**
- Jubilado	9	62.468.464
- Pensionado	4	26.417.954
TOTAL	**38**	**1.081.049.914**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	12.641.635.600
02	Investigación y Post grado	159.000.000
03	Extensión y Producción	58.500.000
	TOTAL	**12.859.135.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	10.208.686.825
4.02	Materiales y Suministros	159.059.905
4.03	Servicios no Personales	821.378.956
4.04	Activos Reales	30.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	280.000.000
4.07	Transferencias	1.360.009.914
	TOTAL	**12.859.135.600**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.579.135.600**
- Transferencias Para Financiar Gastos Corrientes	12.199.135.600
Del Sector Público	12.199.135.600
De la Administración Central	12.199.135.600
– Ingresos Ordinarios	8.661.386.276
– Gestión Fiscal	3.037.584.764
– Otras Fuentes de Financiamiento	500.164.560
- Ingresos por Actividades Propias	380.000.000
Ingresos no Tributarios	380.000.000
Venta de Bienes y Servicios	380.000.000
B. Gastos Corrientes	**12.549.135.600**
- Gastos de Consumo	11.189.125.686
Gastos de Personal	10.208.686.825
Materiales y Suministros	159.059.905
Servicios No Personales	821.378.956
- Otros Gastos Corrientes	1.360.009.914
Transferencias	1.360.009.914
Transferencias Corrientes al Sector Privado	1.001.177.616
Pensiones	83.866.064
Jubilaciones	594.028.704
Becas Universitarias en el País	168.960.000
Becas de Perfeccionamiento Profesional en el País	40.000.000
Otras Transferencias Directas a Personas	114.322.848
Otras Transferencias	358.832.298
Aguinaldo Personal Pensionado	22.196.553
Aguinaldo Personal Jubilado	157.219.596
Otras Subvenciones Socio-económicas al Personal Pensionado	22.196.553
Otras Subvenciones Socio-económicas al Personal Jubilado	157.219.596
C. Resultado Económico: Ahorro	**30.000.000**
II. Cuenta de Capital	
A. Recursos de Capital	**30.000.000**
- Ahorro en la Cuenta Corriente	30.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**30.000.000**
- Activos Reales	30.000.000
Repuestos y Reparaciones Mayores	30.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**280.000.000**
- Activos Financieros	280.000.000
Disminución de Caja y Bancos	280.000.000
B. Aplicaciones Financieras	**280.000.000**
- Pasivos Financieros	280.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	280.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	114.500.000
Disminución de Otras Cuentas y Efectos a Pagar	165.500.000

A0042
Instituto Universitario de Tecnología de
Cabimas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CABIMAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El IUT de Cabimas es una institución educativa fundamentada en los más sólidos principios de ética, justicia, libertad y cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la Región Occidental en particular, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión del futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Cabimas, se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sea transmitido por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir un proceso de formación de una profesión hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientados y operativizados por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica.

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado.

Este programa contiene los siguientes proyectos: definición de una política de diversificación e innovación curricular; innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares; aperturas de propuestas de profesionalización a técnicos superiores; integración de estudios de pregrado y postgrado con postgrado instituciones de educación superior; entre otras.

Investigación

Su propósito es de incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran: definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado; generación, gestión y transferencia competitiva; sistema integrador postgrado-investigación; dotación de la infraestructura tecnológicas para la investigación y desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocer y estimular la labor investigativa; apoyar la producción de revistas científicas; estimular la publicación de las investigaciones en diarios y revistas (regionales y nacionales) y la participación en eventos científicos.

Extensión

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos están los siguientes: definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad; focalización estratégica para el desarrollo de la extensión; alianzas estratégicas para el desarrollo de la extensión; alianzas estratégicas para el desarrollo de la comunidad y de la institución; alianzas estratégicas para la relación instituciones-sector productivo.

Las acciones concretas que viabilizan el logro de tales proyectos son: mejorar la relación instituto comunidad; fomentar la imagen corporativa; fortalecer los convenios interinstitucionales; desarrollar proyectos en las áreas médico, asistencial, deportivas y civico comunitario; desarrollar redes sociales a través de la investigación-acción; crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**23.237.808.930**
- Transferencias para Financiar Gastos Corrientes	23.127.808.930
Del Sector Público	23.127.808.930
De la Administración Central	23.127.808.930
– Ingresos Ordinarios	16.420.744.340
– Gestión Fiscal	5.758.824.424
– Otras Fuentes de Financiamiento	948.240.166
- Ingresos por Actividades Propias	50.000.000
Ingresos no Tributarios	50.000.000
Venta de Bienes y Servicios	50.000.000
- Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Recursos Financieros	**387.899.516**
- Activos Financieros	387.899.516
Disminución de Caja y Bancos	387.899.516
TOTAL	**23.625.708.446**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**23.074.758.446**
- Gastos de Consumo	17.344.895.446
Gastos de Personal	16.308.237.773
Materiales y Suministros	218.527.673
Servicios No Personales	818.130.000
- Otros Gastos Corrientes	5.729.863.000
Transferencias	5.729.863.000
Transferencias Corrientes al Sector Privado	3.514.162.911
Otras Transferencias	2.215.700.089
Gastos de Capital	**220.750.000**
- Activos Reales	219.530.000
Repuestos y Reparaciones Mayores	12.970.000
Adquisición de Maquinarias y demás Equipos	178.510.000
Adquisición de Equipos de Transporte, Tracción y Elevación	10.000
Obras de Infraestructura - Estudios y Proyectos	26.010.000
Otros Activos Reales	2.030.000
- Activos Intangibles	1.220.000
Aplicaciones Financieras	**330.200.000**
- Pasivos Financieros	330.200.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	330.200.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	70.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	90.000.000
Disminución de Otras Cuentas y Efectos a Pagar	170.200.000
TOTAL	**23.625.708.446**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula Atendida	Alumno	9.016
Egresados	Egresado	882
Actividades de Investigación	Proyecto	9
Actividades de Extensión	Taller	4
Asistencia Socio Económica	Becario	439

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**555**	**6.113.008.345**
Directivo	4	116.344.956
Profesional y Técnico	65	650.090.304
Personal Administrativo	141	643.212.684
Personal Docente	169	3.575.760.888
Obrero	176	1.127.599.513
Personal Fijo a Tiempo Parcial	**12**	**71.865.480**
Profesional y Técnico	4	21.636.996
Personal Docente	8	50.228.484
Personal Contratado	**183**	**1.288.975.296**
Profesional y Técnico	8	85.605.108
Personal Administrativo	1	4.060.824
Personal Docente	165	1.158.065.676
Obrero	9	41.243.688
TOTAL	**750**	**7.473.849.121**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	43	36.760.905
II	247.105 _ 297.105		
III	297.106 _ 347.106	41	158.625.044
IV	347.107 _ 397.107	18	81.329.097
V	397.108 _ 447.108	103	516.903.803
VI	447.109 _ 497.109	77	437.763.153
VII	497.110 _ 547.110	46	288.597.238
VIII	547.111 _ 597.111	28	195.549.266
IX	597.112 _ 647.112	7	53.323.119
X	647.113 _ 697.113	39	306.062.748
XI	697.114 _ 747.114	10	87.568.883
XII	747.115 _ 797.115	19	176.551.447
XIII	797.116 _ 847.116	21	212.690.244
XIV	847.117 _ 897.117	9	94.565.236
XV	897.118 _ 947.118	4	43.766.950
XVI	947.119 _ 997.119	17	195.446.700
XVII	997.120 Y MAS	83	3.419.502.087
	TOTAL	**565**	**6.305.005.920**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	42	126.800.867
III	297.106 _ 347.106	63	238.665.212
IV	347.107 _ 397.107	9	41.243.688
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	36	298.561.455
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	8	73.202.333
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	27	390.369.646
	TOTAL	**185**	**1.168.843.201**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**119**	**4.829.637.420**
Jubilado	100	4.479.071.430
Pensionado	19	350.565.990
Obrero	**44**	**300.305.580**
Jubilado	36	256.754.222
Pensionado	8	43.551.358
TOTAL	**163**	**5.129.943.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	23.503.578.446
02	Investigación y Postgrado	32.370.000
03	Extensión y Producción	89.760.000
	TOTAL	**23.625.708.446**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	16.308.237.773
4.02	Materiales y Suministros	218.527.673
4.03	Servicios no Personales	818.130.000
4.04	Activos Reales	220.750.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	330.200.000
4.07	Transferencias	5.729.863.000
	TOTAL	**23.625.708.446**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.237.808.930**
- Transferencias Para Financiar Gastos Corrientes	23.127.808.930
Del Sector Público	23.127.808.930
De la Administración Central	23.127.808.930
– Ingresos Ordinarios	16.420.744.340
– Gestión Fiscal	5.758.824.424
– Otras Fuentes de Financiamiento	948.240.166
- Ingresos por Actividades Propias	50.000.000
Ingresos no Tributarios	50.000.000
Venta de Bienes y Servicios	50.000.000
- Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Intereses por Dinero en Depósito	60.000.000
B. Gastos Corrientes	**23.074.758.446**
- Gastos de Consumo	17.344.895.446
Gastos de Personal	16.308.237.773
Materiales y Suministros	218.527.673
Servicios No Personales	818.130.000
- Otros Gastos Corrientes	5.729.863.000
Transferencias	5.729.863.000
Transferencias Corrientes al Sector Privado	3.514.162.911
Pensionados	291.970.593
Jubilados	2.899.772.318
Donaciones a Personas	68.450.000
Otras Transferencias Directas a Personas	2.000.000
Subsidios a Organismos Laborales y Gremiales	251.970.000
Otras Transferencias	2.215.700.089
Asistencia Social al Personal Pensionado	102.146.755
Asistencia Social al Personal Jubilado	1.836.053.334
Transferencias Corrientes Diversas	277.500.000
C. Resultado Económico: Ahorro	**163.050.484**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**163.050.484**
- Ahorro en la Cuenta Corriente	163.050.484
B. Gastos de Capital	**220.750.000**
- Activos Reales	219.530.000
Repuestos y Reparaciones Mayores	12.970.000
Adquisición de Maquinarias y demás Equipos	178.510.000
Adquisición de Equipos de Transporte, Tracción y Elevación	10.000
Obras de Infraestructura	26.010.000
Otros Activos Reales	2.030.000
- Activos Intangibles	1.220.000
C. Resultado Financiero: Déficit	**(57.699.516)**
III. Cuenta Financiera	
A. Recursos Financieros	**387.899.516**
- Activos Financieros	387.899.516
Disminución de Caja y Bancos	387.899.516
B. Aplicaciones Financieras	**387.899.516**
- Pasivos Financieros	330.200.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	330.200.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	70.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	90.000.000
Disminución de Otras Cuentas y Efectos a Pagar	170.200.000
- Déficit Financiero	57.699.516

A0043

Instituto Universitario de Tecnología del Estado Portuguesa

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO PORTUGUESA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología del Estado Portuguesa nace como una institución de educación superior fundamentada en los más sólidos principios de ética, justicia y libertad, teniendo como misión la Formación de Técnicos Superiores Universitarios en las diferentes especialidades que se administran, con criterios de calidad y acreditabilidad en el entorno social con habilidades y destrezas para emprender un trabajo productivo, eficiente y eficaz con un plan estratégico de formación integral basado en valores éticos, de pertinencia social, equidad y preservadores de su medio ambiente.

Por otra parte tiene como visión egresar un técnico superior universitario capaz de enfrentar los retos que la sociedad globalizada exige en términos de la incorporación en el manejo de la tecnología e investigación como mecanismo para la solución de problemas en su entorno, considerado en el desarrollo sostenible de la sociedad en la cual es un actor principal que propenderá a lograr los cambios sustanciales y capaces de contribuir con el desarrollo económico, social y cultural que requiere el país, la nación y la región.

En cuanto a las directrices estratégicas las cuales permitirán el logro de las metas y objetivos propuestos a mediano y largo plazo, están definidos en el marco de las políticas académicas que se encontrarán orientados a los programas y diversos proyectos incluidos en el Plan Operativo y Estratégico de nuestra Institución.

A continuación se detalla los programas establecidos para los Institutos Universitarios de Tecnología y Colegios Universitarios del país:

Enseñanza

Tiene como principal meta institucional formar técnicos superiores universitarios y ofertarles un trabajo productivo con la finalidad de prestar una labor eficiente y eficaz, y lograr introducirse en el campo laboral. Desde el Año 1998 se creó la Prosecución de Estudios de Postgrado en las áreas de Finanzas y Agropecuaria manteniendo su matrícula inicial permanente.

Investigación

Incorporar al personal docente en el desarrollo y actualización de la investigación para garantizar la transferencia de conocimientos competitivos que lograrán enriquecer los conocimientos científico-tecnológicos de nuestros investigadores. Esto permitirá la apertura de investigaciones y la asistencia a jornadas, talleres y cursos tendentes a ampliar los conocimientos de los docentes. La política que aplica la institución para fortalecer los proyectos de investigación y de postgrado es la de dotar una infraestructura tecnológica para el investigador y desarrollar una base integral de conocimientos universitarios a través de un sistema integrado con los últimos avances tecnológicos y con la finalidad de estimular al personal a que se integren en la participación a nivel nacional y regional a los diferentes eventos científicos-tecnológicos.

Extensión

Tiene como finalidad la integración en los diversos proyectos y actividades de extensión y producción incorporando a la institución con su entorno empresarial de nuestra región. Los proyectos tendrán como finalidad buscar los beneficios de producción así como la rentabilidad o el autofinanciamiento, permitiendo establecer que los proyectos presentados se dirijan a la colectividad y lograr la incorporación del docente, comunidad en general y a la institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**13.906.945.773**
- Transferencias para Financiar Gastos Corrientes	13.808.945.773
Del Sector Público	13.808.945.773
De la Administración Central	13.785.939.117
- Ingresos Ordinarios	9.788.016.773
- Gestión Fiscal	3.432.698.840
- Otras Fuentes de Financiamiento	565.223.504
De Gobiernos Estadales	17.250.000
De Gobiernos Municipales	5.756.656
- Ingresos por Actividades Propias	58.000.000
Ingresos no Tributarios	58.000.000
- Otros Ingresos Corrientes	40.000.000
Ingresos de la Propiedad	40.000.000
Recursos Financieros	**500.000.000**
- Activos Financieros	500.000.000
Disminución de Caja y Bancos	500.000.000
TOTAL	**14.406.945.773**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**13.906.945.773**
- Gastos de Consumo	12.011.590.685
Gastos de Personal	10.735.790.685
Materiales y Suministros	347.400.000
Servicios No Personales	928.400.000
- Otros Gastos Corrientes	1.895.355.088
Transferencias	1.895.355.088
Transferencias Corrientes al Sector Privado	1.137.192.235
Otras Transferencias	758.162.853
Gastos de Capital	**400.000.000**
- Activos Reales	400.000.000
Repuestos y Reparaciones Mayores	25.500.000
Adquisición de Maquinarias y demás Equipos	33.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	1.500.000
Otros Activos Reales	340.000.000
Aplicaciones Financieras	**100.000.000**
- Pasivos Financieros	100.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	15.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	22.500.000
Disminución de Otras Cuentas y Efectos a Pagar	62.500.000
TOTAL	**14.406.945.773**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pre-grado	Alumno	6.838
Egresados de Pre-grado	Egresado	1.088
Matrícula de Post-grado	Alumno	49
Egresados de Post-grado	Egresado	47
Actividades de Investigación	Proyecto	11
Actividades de Extensión	Talleres	7
Asistencia Socio-económica	Becario	2.485

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**314**	**3.346.919.334**
Directivo	5	135.248.988
Profesional y Técnico	76	827.120.126
Personal Administrativo	49	250.546.990
Personal Docente	80	1.493.341.501
Obrero	104	640.661.729
Personal Fijo a Tiempo Parcial	**13**	**90.185.176**
Profesional y Técnico	4	24.266.128
Personal Docente	9	65.919.048
Personal Contratado	**255**	**1.459.784.703**
Profesional y Técnico	5	41.850.396
Personal Administrativo	15	63.078.900
Personal Docente	231	1.338.620.304
Obrero	4	16.235.103
TOTAL	**582**	**4.896.889.213**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	4	12.021.120
III	297.106 _ 347.106	13	51.728.928
IV	347.107 _ 397.107	89	400.112.086
V	397.108 _ 447.108	1	5.025.696
VI	447.109 _ 497.109	150	806.806.724
VII	497.110 _ 547.110	13	81.989.292
VIII	547.111 _ 597.111	1	6.781.364
IX	597.112 _ 647.112	3	21.896.160
X	647.113 _ 697.113		
XI	697.114 _ 747.114	9	77.751.852
XII	747.115 _ 797.115	7	65.474.088
XIII	797.116 _ 847.116	32	311.405.096
XIV	847.117 _ 897.117	12	122.107.116
XV	897.118 _ 947.118	30	324.890.028
XVI	947.119 _ 997.119	2	23.802.048
XVII	997.120 Y MAS	108	1.928.200.783
	TOTAL	**474**	**4.239.992.381**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	4	16.235.103
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	54	305.065.126
VII	497.110 _ 547.110	29	187.432.049
VIII	547.111 _ 597.111	16	109.674.112
IX	597.112 _ 647.112	5	38.490.442
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**108**	**656.896.832**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docentes	**35**	**1.329.567.752**
- Jubilado	31	1.244.899.391
- Pensionado	4	84.668.361
Administrativos	**2**	**12.210.915**
- Profesional Y Técnico	1	9.877.950
- Pensionado	1	9.877.950
- Apoyo	1	2.332.965
- Pensionado	1	2.332.965
Obreros	**9**	**69.820.886**
- Jubilado	6	52.927.570
- Pensionado	3	16.893.316
TOTAL	**46**	**1.411.599.553**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	14.206.145.773
02	Investigación y Postgrado	125.300.000
03	Extensión y Producción	75.500.000
	TOTAL	**14.406.945.773**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	10.735.790.685
4.02	Materiales y Suministros	347.400.000
4.03	Servicios no Personales	928.400.000
4.04	Activos Reales	400.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	100.000.000
4.07	Transferencias	1.895.355.088
	TOTAL	**14.406.945.773**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.906.945.773**
- Transferencias Para Financiar Gastos Corrientes	13.808.945.773
Del Sector Público	13.808.945.773
De la Administración Central	13.785.939.117
– Ingresos Ordinarios	9.788.016.773
– Gestión Fiscal	3.432.698.840
– Otras Fuentes de Financiamiento	565.223.504
De Gobiernos Estadales	17.250.000
De Gobiernos Municipales	5.756.656
- Ingresos por Actividades Propias	58.000.000
Ingresos no Tributarios	58.000.000
Venta de Bienes y Servicios	58.000.000
- Otros Ingresos Corrientes	40.000.000
Ingresos de la Propiedad	40.000.000
Intereses por Dinero en Depósito	40.000.000
B. Gastos Corrientes	**13.906.945.773**
- Gastos de Consumo	12.011.590.685
Gastos de Personal	10.735.790.685
Materiales y Suministros	347.400.000
Servicios No Personales	928.400.000
- Otros Gastos Corrientes	1.895.355.088
Transferencias	1.895.355.088
Transferencias Corrientes al Sector Privado	1.137.192.235
Pensiones	90.075.804
Jubilaciones	794.916.431
Becas Universitarias en el País	150.000.000
Becas de Perfeccionamiento en el País	25.500.000
Subsidio a Organismos Laborales y Gremiales	76.700.000
Otras Transferencias	758.162.853
Asistencia Social al Personal Pensionado	23.696.788
Asistencia Social al Personal Jubilado	502.910.530
Transferencias Corrientes y Diversas	231.555.535
C. Resultado Económico: Equilibrado	

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
B. Gastos de Capital	**400.000.000**
- Activos Reales	400.000.000
Repuestos y Reparaciones Mayores	25.500.000
Adquisición de Maquinarias y demás Equipos	33.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	1.500.000
Otros Activos Reales	340.000.000
C. Resultado Financiero: Déficit	**(400.000.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**500.000.000**
- Activos Financieros	500.000.000
Disminución de Caja y Bancos	500.000.000
B. Aplicaciones Financieras	**500.000.000**
- Pasivos Financieros	100.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	100.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	15.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	22.500.000
Disminución de Otras Cuentas y Efectos a Pagar	62.500.000
- Déficit Financiero	400.000.000

A0045
Instituto Universitario de Tecnología de
Cumaná

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CUMANÁ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El presente informe constituye el resumen del Presupuesto de Ingresos y Gastos del Instituto Universitario de Tecnología Cumaná, correspondiente al ejercicio fiscal 2004, el cual se ajusta a las directrices emanadas de la Oficina de Planificación del Sector Universitario (OPSU) y la Oficina Nacional de Presupuesto (ONAPRE) para la formulación de los presupuestos de los Institutos y Colegios Universitarios.

Este documento contempla la asignación de recursos financieros a las estrictas prioridades fundamentales que permitirán al Instituto Universitario de Tecnología Cumaná desarrollar, durante el próximo ejercicio fiscal, las actividades de Docencia, Investigación, Extensión, Post-Grado y Producción en las sedes Cumaná y Cariaco, en el Estado Sucre y, Punta Mata, en el Municipio Ezequiel Zamora del Estado Monagas.

Política de Financiamiento y de Gastos

Las estimaciones del Presupuesto de Ingresos asciende a Bs.16.418.201.383, desglosado de la siguiente manera:

Fuente De Financiamiento	Monto en Bolívares	Porcentaje
Aporte del Ejecutivo Nacional	15.554.011.805	94,74
Ingresos por Aranceles, Matrícula y Otros	12.000.000	0,07
Colocaciones Bancarias	7.000.000	0,04
Disminución de Caja y Banco	845.189.578	5,15
TOTAL	**16.418.201.383**	**100,00**

Con el Aporte del Ejecutivo Nacional se garantizan, además del gasto de personal (activos y pasivos), las necesidades básicas y elementales requeridas para el desarrollo de las actividades académico-administrativas. Los Ingresos Extraordinarios financian parte de las inversiones a nivel de los activos; mientras que con la disminución en Caja y Banco se cancelarán los compromisos debidamente adquiridos durante el ejercicio fiscal 2003.

En relación a los gastos previstos cabe destacar los siguientes aspectos:

Personal Docente

- Producto de la apertura de los concursos de oposición previstos en su mayoría para cargos de Instructor Tiempo Completo se logra la reasignación de la carga académica, ajustándose por una parte el número de Personal Contratado y restringiéndose el número de nuevos ingresos en este sector.

- Se congelan los recursos por concepto de antigüedad para los profesores titulares jubilados.

Personal Administrativo

- No se proponen ascensos ni jubilaciones.

- Solo se consideran quince (15) contrataciones de diecinueve (19) providencias administrativas otorgadas por el ciudadano Ministro de Educación Superior y avaladas por la Oficina de Recursos Humanos .

Personal Obrero

- Solo se consideran cinco nuevos cargos de aseadores; aún cuando está por originarse once resoluciones de jubilaciones y cuatro de pensiones.

Las economías antes señaladas, la recurrencia por Normas de Homologación y la estimación del Contrato Marco, entre otros, garantizan el cumplimiento de las obligaciones por convenios o cláusulas contractuales a los sectores que hacen vida en la institución.

Asistencia Integral al Estudiante

De los recursos asignados se previó la continuidad de permanencia de los diferentes beneficios estudiantiles, expresados en el Plan Operativo Anual; como son: atención médica; dotación parcial de medicamentos; servicio de comedor estudiantil; transporte; servicio de fotocopiado; pasantías; becas; ayudantias; preparadurías y asistencia a intercambios deportivos. Esto con el fin de procurar un ambiente armónico y de desarrollo profesional.

Servicios Básicos y Gastos en General

La asignación de recursos financieros en esta partida permite atender bajo estrictas medidas de control y uso racional la demanda de los servicios de electricidad, teléfonos, comunicaciones, reproducción, computación, vigilancia; entre otros, de las tres sedes del IUT-Cumaná.

Dotación, Mantenimiento y Fortalecimiento de Planta Física y Bienes

Con los recursos asignados se contempla la compra de materiales, suministros y adquisición de activos reales se aspira cubrir parte de las necesidades que se desprenden del proceso académico-administrativo,orientadas hacia el buen desarrollo de los objetivos institucionales; como son la ampliación, mantenimiento y dotación de laboratorios, talleres, unidades de transportes, bibliotecas y oficinas administrativas.

Actividades de Investigación, Postgrado, Extensión y Producción

Los recursos presupuestarios acordados a los programas servirán para procurar el financiamiento en la asistencia a eventos, congresos y jornadas de investigación; así como también facilitar intercambios culturales entre la institución y la comunidad, a través de las actividades culturales-folklóricas y la prestación de asesorías y servicios técnicos.

Política de Cobertura

En relación con la matrícula estudiantil, en el año 2004 se estima atender un número de 2.990 estudiantes, igualmente graduar aproximadamente 141 TSU con la más alta calidad académica, de manera que puedan acceder al campo laboral de manera eficiente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**15.573.011.805**
- Transferencias para Financiar Gastos Corrientes	15.554.011.805
Del Sector Público	15.554.011.805
– Ingresos Ordinarios	11.043.348.382
– Gestión Fiscal	3.872.948.939
– Otras Fuentes de Financiamiento	637.714.484
- Ingresos por Actividades Propias	12.000.000
Ingresos no Tributarios	12.000.000
Venta de Bienes y Servicios	12.000.000
- Otros Ingresos Corrientes	7.000.000
Ingresos de la Propiedad	7.000.000
Recursos Financieros	**845.189.578**
- Activos Financieros	845.189.578
Disminución de Caja y Bancos	845.189.578
TOTAL	**16.418.201.383**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**15.345.498.602**
- Gastos de Consumo	12.326.401.204
Gastos de Personal	10.353.971.940
Materiales y Suministros	364.219.264
Servicios No Personales	1.608.210.000
- Otros Gastos Corrientes	3.019.097.398
Transferencias	3.019.097.398
Transferencias Corrientes al Sector Privado	1.781.875.902
Otras Transferencias	1.237.221.496
Gastos de Capital	**227.513.203**
- Activos Reales	218.413.203
Repuestos y Reparaciones Mayores	15.700.000
Adquisición de Maquinarias y demás Equipos	162.280.000
Adquisición de Equipos de Transporte, Tracción y Elevación	20.100.000
Estudios y Proyectos Para Inversión en Activo Fijo	100.000
Otros Activos Reales	20.233.203
- Activos Intangibles	9.100.000
Aplicaciones Financieras	**845.189.578**
- Pasivos Financieros	845.189.578
Servicio de la Deuda Pública y Disminución de otros Pasivos	845.189.578
Disminución de Cuentas y Efectos a Pagar a Proveedores	29.561.718
Disminución de Cuentas a Pagar por Retenciones Laborales	210.125.000
Disminución de Otras Cuentas y Efectos a Pagar	605.502.860
TOTAL	**16.418.201.383**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	2.990
Egresados	Egresado	141
Actividades de Investigación	Proyecto	3
Actividades de Extensión	Taller	7
Asistencia Socio económica	Beca	2.075

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**399**	**4.564.104.446**
Directivo	3	90.365.587
Profesionales y Técnico	47	516.838.605
Personal Administrativo	59	295.228.809
Personal Docente	213	3.117.858.317
Obrero	77	543.813.128
Personal Fijo a Tiempo Parcial	**4**	**20.882.608**
Profesionales y Técnico	3	18.013.539
Personal Administrativo	1	2.869.069
Personal Contratado	**32**	**227.355.248**
Profesionales y Técnico	7	60.882.227
Personal Administrativo	9	38.710.557
Personal Docente	16	127.762.464
TOTAL	**435**	**4.812.342.302**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	7	18.761.853
II	247.105 __ 297.105		
III	297.106 __ 347.106	31	126.705.212
IV	347.107 __ 397.107	22	96.795.008
V	397.108 __ 447.108	12	63.569.012
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	3	18.013.539
VIII	547.111 __ 597.111	36	248.205.385
IX	597.112 __ 647.112	16	122.265.888
X	647.113 __ 697.113		
XI	697.114 __ 747.114	25	214.731.624
XII	747.115 __ 797.115	36	341.564.484
XIII	797.116 __ 847.116	17	164.495.986
XIV	847.117 __ 897.117	14	149.371.550
XV	897.118 __ 947.118	30	335.265.888
XVI	947.119 __ 997.119	35	401.542.607
XVII	997.120 Y MAS	74	1.967.241.138
	TOTAL	**358**	**4.268.529.174**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	13	73.684.826
VII	497.110 _ 547.110	46	282.891.426
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	6	52.001.007
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	12	135.235.869
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**77**	**543.813.128**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**52**	**2.595.071.934**
- Jubilado	50	2.552.553.764
- Pensionado	2	42.518.170
Obrero	**26**	**295.431.690**
- Jubilado	20	222.154.372
- Pensionado	6	73.277.318
TOTAL	**78**	**2.890.503.624**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	16.328.001.383
02	Investigación y Postgrado	35.430.000
03	Extensión y Producción	54.770.000
	TOTAL	**16.418.201.383**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	10.353.971.940
4.02	Materiales y Suministros	364.219.264
4.03	Servicios no Personales	1.608.210.000
4.04	Activos Reales	227.513.203
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	845.189.578
4.07	Transferencias	3.019.097.398
	TOTAL	**16.418.201.383**

CAPITULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**15.573.011.805**
- Transferencias Para Financiar Gastos Corrientes	15.554.011.805
Del Sector Público	15.554.011.805
De la Administración Central	15.554.011.805
– Ingresos Ordinarios	11.043.348.382
– Gestión Fiscal	3.872.948.939
– Otras Fuentes de Financiamiento	637.714.484
- Ingresos por Actividades Propias	12.000.000
Ingresos no Tributarios	12.000.000
Venta de Servicios	12.000.000
- Otros Ingresos Corrientes	7.000.000
Ingresos de la Propiedad	7.000.000
Intereses por Dinero en Depósito	7.000.000
B. Gastos Corrientes	**15.345.498.602**
- Gastos de Consumo	12.326.401.204
Gastos de Personal	10.353.971.940
Materiales y Suministros	364.219.264
Servicios No Personales	1.608.210.000
- Otros Gastos Corrientes	3.019.097.398
Transferencias	3.019.097.398
Transferencias Corrientes al Sector Privado	1.781.875.902
Pensionados	71.069.244
Jubilados	1.592.212.884
Otras Transferencias Directas a Personas	58.593.774
Subsidios a Organismos Laborales y Gremiales	60.000.000
Otras Transferencias	1.237.221.496
Asistencia Social al Personal Pensionado	44.726.244
Asistencia Social al Personal Jubilado	1.182.495.252
Becas Universitarias en el País	10.000.000
C. Resultado Económico: Ahorro	**227.513.203**

CAPITULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**227.513.203**
- Ahorro en la Cuenta Corriente	227.513.203
B. Gastos de Capital	**227.513.203**
- Activos Reales	218.413.203
Repuestos y Reparaciones Mayores	15.700.000
Adquisición de Maquinarias y demás Equipos	162.280.000
Adquisición de Equipos de Transporte, Tracción y Elevación	20.100.000
Estudios y Proyectos para Inversión en Activo Fijo	100.000
Otros Activos Reales	20.233.203
- Activos Intangibles	9.100.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**845.189.578**
- Activos Financieros	845.189.578
Disminución de Caja y Bancos	845.189.578
B. Aplicaciones Financieras	**845.189.578**
- Pasivos Financieros	845.189.578
Servicio de la Deuda Pública y Disminución de otros Pasivos	845.189.578
Disminución de Cuentas y Efectos a Pagar a Proveedores	29.561.718
Disminución de Cuentas a Pagar por Retenciones Laborales	210.125.000
Disminución de Otras Cuentas y Efectos a Pagar	605.502.860

A0048
Instituto Universitario de Tecnología del Oeste
Mariscal Sucre

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL OESTE MARISCAL SUCRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La política presupuestaria del Instituto Universitario de Tecnología del Oeste Mariscal Sucre, está orientada a atender los requerimientos exigidos por la Oficina Nacional de Presupuesto (ONAPRE). En este marco referencial; es importante señalar, que se realizaron grandes esfuerzos en la formulación de un Plan Operativo que involucró la participación de todos los sectores del Instituto, el cual fue producto de un profundo trabajo de evaluación Institucional, donde se plantearon un conjunto de proyectos estratégicos y prioritarios que recogen las demandas de crecimiento y operatividad del Instituto.

El presupuesto equilibrado del 2004 cubre los siguientes gastos:

- Recurrencia total de los gastos de personal (Activo y Pasivo) en sus componentes de sueldos, salarios, primas y compensaciones, tomando en consideración el cambio en la estructura de cargos dados por inclusión de personal docente por concursos de oposición más el crecimiento natural de recursos humanos asignados, para garantizar la recurrencia de los reglamentos y disposiciones vigentes sobre ascensos, clasificación y compensación del personal.
- Recurrencia del 100% del Bono Vacacional calculado sobre la base de 80 días con la forma acordada en las normas de homologación 2002 – 2003 y la totalidad del Bono Fin de Año sobre la base de 80 días para personal Docente y Obrero.
- Calculo de 60 días para el Bono Vacacional y 90 días de Bono de Fin de Año para el personal Administrativo.
- Recurrencia parcial de los aportes patronales: Caja de Ahorro (10%); Fondo de Jubilaciones y Pensiones (4%); Ley de Política Habitacional (21%).
- Incremento al 12% de la prima de Profesionalización personal Administrativo y las respectivas incidencias salariales.
- Garantizar el pago de 8,5% Docente, Administrativo a cuenta de intereses sobre prestaciones sociales y el fideicomiso del personal Obrero.
- Garantizar el pago de Bono Doctor al personal Docente.
- Recurrencia de los aportes gremiales federativos a los últimos niveles del 2004: previsión social (5%); anticipo de prestaciones sociales (2,5%); HCM (1,5%) y contingencia médica (1%).
- Considerar gastos mínimos para cubrir gastos del crecimiento natural 2004 por ajustes, por ascensos, reclasificaciones, promociones y variaciones por concepto de primas por antigüedad, profesional, técnica e hijos, etc.

No obstante la administración de los recursos financieros mencionados, se hará en función de las políticas explícitas y de la determinación de las prioridades institucionales, tratando de cumplir en lo posible con la Misión de Modernización y Transformación de la Institución en las siguientes metas y objetivos propuestos:

- Adquisición de Sede Propia.
- Ampliación del ámbito de cobertura de las ayudas socioeconómicas.
- Ampliación y actualización de la Biblioteca.

- Mejoramiento de los procesos Admisión, Control de Estudio, Evaluación y Grado.
- Creación del Archivo General de IUTOMS.
- Ampliación y repotenciación de los Laboratorios en las Áreas de Mecánica, Eléctrica e Informática.
- Acondicionamiento de la estructura física y equipamiento para el cumplimiento de las funciones de docencia Investigación y Extensión.
- Creación de las carreras: Mantenimiento de Vías Férreas, Mantenimiento de Materiales Rodantes y Electromecánica.

Los lineamientos fundamentales que guiaron la distribución de los recursos asignados están dirigidos a responder de manera efectiva mediante objetivos estratégicos a las demandas de nuestra pertinencia y responsabilidad de la educación superior en el país. En este sentido, la distribución de los recursos se realizó de la manera más objetiva posible bajo el modelo de intervención en los proyectos prioritarios, para la obtención de crecimiento y calidad institucional; su elaboración se fundamentó en una visión holística integrando cada una de las unidades académicas - administrativas del instituto.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**7.588.393.476**
- Transferencias para Financiar Gastos Corrientes	7.018.628.676
Del Sector Público	7.018.628.676
De la Administración Central	7.018.628.676
– Ingresos Ordinarios	4.983.226.360
– Gestión Fiscal	1.747.638.540
– Otras Fuentes de Financiamiento	287.763.776
- Ingresos por Actividades Propias	109.984.800
Ingresos no Tributarios	109.984.800
Ventas de Bienes y Servicios	109.984.800
- Otros Ingresos Corrientes	459.780.000
Ingresos de la Propiedad	459.780.000
Recursos Financieros	**4.319.962.510**
- Activos Financieros	4.319.962.510
Disminución de Caja y Bancos	4.319.962.510
TOTAL	**11.908.355.986**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**8.709.745.632**
- Gastos de Consumo	8.226.624.708
Gastos de Personal	6.990.144.708
Materiales y Suministros	208.320.000
Servicios No Personales	1.028.160.000
- Otros Gastos Corrientes	483.120.924
Transferencias	483.120.924
Transferencias Corrientes al Sector Privado	397.902.204
Transferencias Corrientes al Sector Público	21.084.000
Otras Transferencias	64.134.720
Gastos de Capital	**2.974.425.424**
- Activos Reales	2.974.065.424
Repuestos y Reparaciones Mayores	1.470.000
Adquisición de Maquinarias y demás Equipos	12.780.000
Otros Activos Reales	2.959.815.424
- Activos Intangibles	360.000
Aplicaciones Financieras	**224.184.930**
- Pasivos Financieros	224.184.930
Servicio de la Deuda Pública y Disminución de otros Pasivos	224.184.930
Disminución de Cuentas y Efectos a Pagar a Proveedores	62.946.900
Disminución de Cuentas a Pagar por Retenciones Laborales	150.514.158
Disminución de Otras Cuentas y Efectos a Pagar	10.723.872
TOTAL	**11.908.355.986**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula Atendida	Alumno	3.792
Egresados	Egresado	418
Actividades de Investigación	Proyecto	2
Actividades de Extensión	Taller, Charla y Curso	3
Asistencia Socio Económica	Becario	1.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**226**	**2.836.758.463**
Directivo	3	86.230.945
Profesional y Técnico	45	382.509.285
Personal Administrativo	31	114.111.372
Personal Docente	112	2.053.689.430
Obrero	35	200.217.431
Personal Fijo a Tiempo Parcial	**31**	**153.611.964**
Personal Docente	31	153.611.964
Personal Contratado	**49**	**243.869.544**
Profesional y Técnico	8	29.847.276
Personal Docente	34	184.559.676
Obrero	7	29.462.592
TOTAL	**306**	**3.234.239.971**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105	26	86.772.840
III	297.106 __ 347.106	13	49.047.012
IV	347.107 __ 397.107	11	47.416.008
V	397.108 __ 447.108	21	104.453.208
VI	447.109 __ 497.109	26	139.697.688
VII	497.110 __ 547.110	2	12.680.232
VIII	547.111 __ 597.111	1	6.923.580
IX	597.112 __ 647.112	17	126.412.525
X	647.113 __ 697.113	14	113.307.928
XI	697.114 __ 747.114	7	59.581.297
XII	747.115 __ 797.115	9	82.243.462
XIII	797.116 __ 847.116	13	130.843.400
XIV	847.117 __ 897.117	1	10.542.294
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119	1	11.708.482
XVII	997.120 Y MAS	102	2.022.929.992
	TOTAL	**264**	**3.004.559.948**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	4	16.012.704
IV	347.107 __ 397.107	3	13.449.888
V	397.108 __ 447.108	20	101.412.542
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	8	48.198.070
VIII	547.111 __ 597.111	2	14.065.651
IX	597.112 __ 647.112	5	36.541.168
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**42**	**229.680.023**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**4**	**165.636.924**
- Jubilado	4	165.636.924
TOTAL	**4**	**165.636.924**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	11.841.455.986
02	Investigación y Postgrado	31.500.000
03	Extensión y Producción	35.400.000
	TOTAL	**11.908.355.986**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	6.990.144.708
4.02	Materiales y Suministros	208.320.000
4.03	Servicios no Personales	1.028.160.000
4.04	Activos Reales	2.974.425.424
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	224.184.930
4.07	Transferencias	483.120.924
	TOTAL	**11.908.355.986**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.588.393.476**
- Transferencias Para Financiar Gastos Corrientes	7.018.628.676
Del Sector Público	7.018.628.676
De la Administración Central	7.018.628.676
– Ingresos Ordinarios	4.983.226.360
– Gestión Fiscal	1.747.638.540
– Otras Fuentes de Financiamiento	287.763.776
- Ingresos por Actividades Propias	109.984.800
Ingresos no Tributarios	109.984.800
Venta de Bienes y Servicios	109.984.800
- Otros Ingresos Corrientes	459.780.000
Ingresos de la Propiedad	459.780.000
Intereses por Dinero en Depósito	459.780.000
B. Gastos Corrientes	**8.709.745.632**
- Gastos de Consumo	8.226.624.708
Gastos de Personal	6.990.144.708
Materiales y Suministros	208.320.000
Servicios No Personales	1.028.160.000
- Otros Gastos Corrientes	483.120.924
Transferencias	483.120.924
Transferencias Corrientes al Sector Privado	397.902.204
Jubilaciones	101.502.204
Becas Universitarias en el País	120.000.000
Otras Transferencias Directas a Personas	168.900.000
Otras Transferencias Corrientes Internas al Sector Privado	7.500.000
Transferencias Corrientes al Sector Público	21.084.000
Transferencias Corrientes a los Entes Descentralizados	3.000.000
Transferencias Corrientes a Instituciones de Seguridad Social	10.584.000
Transferencias Corrientes a Otros Organismos del Sector Público	7.500.000
Otras Transferencias	64.134.720
Aguinaldos al Personal Jubilado	26.864.250
Aporte Patronal a Caja de Ahorros Personal Jubilado	10.150.220
Aporte Patronal Hospitalización, Cirugía y Maternidad Personal Jubilado	256.000
Otras Subvenciones Socioeconómicas al Personal Jubilado	26.864.250
C. Resultado Económico: Desahorro	**(1.121.352.156)**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**(1.121.352.156)**
- Desahorro en la Cuenta Corriente	(1.121.352.156)
B. Gastos de Capital	**2.974.425.424**
- Activos Reales	2.974.065.424
Repuestos y Reparaciones Mayores	1.470.000
Adquisición de Maquinarias y demás Equipos	12.780.000
Otros Activos Reales	2.959.815.424
- Activos Intangibles	360.000
C. Resultado Financiero: Déficit	**(4.095.777.580)**
III. Cuenta Financiera	
A. Recursos Financieros	**4.319.962.510**
- Activos Financieros	4.319.962.510
Disminución de Caja y Bancos	4.319.962.510
B. Aplicaciones Financieras	**4.319.962.510**
- Pasivos Financieros	224.184.930
Servicio de la Deuda Pública y Disminución de otros Pasivos	224.184.930
Disminución de Cuentas y Efectos a Pagar a Proveedores	62.946.900
Disminución de Cuentas a Pagar por Retenciones Laborales	150.514.158
Disminución de Otras Cuentas y Efectos a Pagar	10.723.872
- Déficit Financiero	4.095.777.580

A0053

Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DR. DELFÍN MENDOZA, TUCUPITA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología "Dr. Delfín Mendoza" de Tucupita, se plantea una política presupuestaria acorde a las disposiciones legales vigentes para el período 2004 y en concordancia con las orientaciones generales para la formulación del presupuesto según los lineamientos impartidos por la Oficina Nacional de Presupuesto y por el Consejo Nacional de Universidades.

La Misión del Instituto es formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia capaces de contribuir con el desarrollo económico, social y cultural del país y de la región oriental en particular, a través de actividades de investigación, extensión y producción.

La Visión de la institución está enmarcada en que todos sus miembros interactúen en un clima organizacional con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia académica, la efectividad, el liderazgo y el compromiso con la sociedad.

Su finalidad en el campo de la docencia del proceso enseñanza aprendizaje es ampliar y consolidar la formación y oferta de profesionales en concordancia con los avances del conocimiento y de la tecnología, además de la reorganización de los mercados de trabajo, a fin de formar recursos humanos emprendedores y flexibles para ubicarse en los campos de trabajo.

El Proyecto de Presupuesto como instrumento formal de planificación y coordinación de las acciones institucionales a ejecutar el próximo año, esta orientado a la búsqueda de mayor productividad en la gestión, investigación y desarrollo.

En la etapa actual que vive el proceso educativo venezolano se hace necesario que las instituciones educativas, específicamente las de Educación Superior adopten programas que permitan transformar los modelos tradicionales, para garantizar los cambios más efectivos, ofreciendo una preparación de optima calidad en sus estudiantes y unos docentes comprometidos con la excelencia académica y con las necesidades de desarrollo tecnológico del país.

Entre los objetivos más importantes se encuentran: Formar profesionales universitarios en carreras técnicas que contribuyan con el desarrollo científico y tecnológico, tanto de la región, como del país; desarrollar programas de investigación y propiciar la adaptación, creación e innovación de tecnología; servir como centro de estudio e investigación, en función de las necesidades tecnológicas del desarrollo regional y nacional; desarrollar programas de investigación y extensión orientado a elevar el nivel cultural, científico y social de la región; desarrollar programas académicos y administrativos que asignen un optimo rendimiento nacional de utilización de los recursos disponibles y, promover en los alumnos una conciencia cívica acorde con la responsabilidad del rol que han de desempeñar en la sociedad, orientado a la democratización y al cultivo de la nacionalidad.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**10.054.249.039**
- Transferencias Para Financiar Gastos Corrientes	9.995.749.039
Del Sector Público	9.995.749.039
De la Administración Central	9.935.749.039
– Ingresos Ordinarios	7.054.381.818
– Gestión Fiscal	2.474.001.511
– Otras Fuentes de Financiamiento	407.365.710
De Gobiernos Estadales	24.000.000
Gobernación del Estado Monagas	24.000.000
De Gobiernos Municipales	36.000.000
Municipio Libertador del Estado Monagas	36.000.000
Ingresos por Actividades Propias	58.500.000
Ingresos no Tributarios	58.500.000
Venta de Bienes y Servicios	58.500.000
Recursos Financieros	**30.550.000**
- Activos Financieros	30.550.000
Disminución de Caja y Bancos	30.550.000
TOTAL	**10.084.799.039**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**10.050.449.039**
- Gastos de Consumo	9.915.544.152
Gastos de Personal	9.397.786.642
Materiales y Suministros	146.144.000
Servicios No Personales	371.613.510
- Otros Gastos Corrientes	134.904.887
Transferencias	134.904.887
Transferencias Corrientes al Sector Privado	93.459.760
Otras Transferencias	41.445.127
Gastos de Capital	**3.800.000**
- Activos Reales	3.500.000
Repuestos y Reparaciones Mayores	1.400.000
Adquisición de Maquinarias y demás Equipos	1.700.000
Adquisición de Equipos de Transporte, Tracción y Elevación	200.000
Otros Activos Reales	200.000
- Activos Intangibles	300.000
Aplicaciones Financieras	**30.550.000**
- Pasivos Financieros	30.550.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	30.550.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	8.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	9.550.000
Disminución de Otras Cuentas y Efectos a Pagar	13.000.000
TOTAL	**10.084.799.039**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	6.604
Egresados	Egresado	959

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**296**	**3.284.747.455**
Directivo	3	92.502.708
Profesional y Técnico	78	865.322.370
Personal Administrativo	42	200.031.478
Personal Docente	69	1.460.934.226
Obrero	104	665.956.673
Personal Fijo a Tiempo Parcial	**15**	**150.451.153**
Profesional y Técnico	4	26.520.145
Personal Docente	11	123.931.008
Personal Contratado	**126**	**771.152.423**
Personal Administrativo	110	686.883.996
Obrero	16	84.268.427
TOTAL	**437**	**4.206.351.031**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	3	8.006.688
II	247.105 __ 297.105		
III	297.106 __ 347.106	3	11.120.688
IV	347.107 __ 397.107	71	315.200.503
V	397.108 __ 447.108	9	45.641.397
VI	447.109 __ 497.109	25	134.443.707
VII	497.110 __ 547.110	7	42.509.080
VIII	547.111 __ 597.111	4	27.843.958
IX	597.112 __ 647.112	17	122.615.424
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	1	9.132.060
XIII	797.116 __ 847.116	2	19.947.425
XIV	847.117 __ 897.117	55	563.991.370
XV	897.118 __ 947.118	15	168.186.458
XVI	947.119 __ 997.119	18	213.573.657
XVII	997.120 Y MAS	87	1.773.913.516
	TOTAL	**317**	**3.456.125.931**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	16	84.268.427
VI	447.109 _ 497.109	36	204.656.323
VII	497.110 _ 547.110	41	256.215.329
VIII	547.111 _ 597.111	12	83.545.171
IX	597.112 _ 647.112	3	22.745.399
X	647.113 _ 697.113	12	98.794.451
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**120**	**750.225.100**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**3**	**56.521.208**
- Jubilado	2	47.558.072
- Pensionado	1	8.963.136
Obrero	**1**	**9.188.002**
- Jubilado	1	9.188.002
TOTAL	**4**	**65.709.210**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	10.059.255.039
02	Investigación y Postgrado	9.044.000
03	Extensión y Producción	16.500.000
	TOTAL	**10.084.799.039**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	9.397.786.642
4.02	Materiales y Suministros	146.144.000
4.03	Servicios no Personales	371.613.510
4.04	Activos Reales	3.800.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	30.550.000
4.07	Transferencias	134.904.887
	TOTAL	**10.084.799.039**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.054.249.039**
- Transferencias Para Financiar Gastos Corrientes	9.995.749.039
Del Sector Público	9.995.749.039
De la Administración Central	9.935.749.039
– Ingresos Ordinarios	7.054.381.818
– Gestión Fiscales	2.474.001.511
– Otras Fuentes de Financiamiento	407.365.710
De Gobiernos Estadales	24.000.000
Gobernación del Estado Monagas	24.000.000
De Gobiernos Municipales	36.000.000
Municipio Libertador del Estado Monagas	36.000.000
Ingresos por Actividades Propias	58.500.000
Ingresos no Tributarios	58.500.000
Venta de Bienes y Servicios	58.500.000
B. Gastos Corrientes	**10.050.449.039**
- Gastos de Consumo	9.915.544.152
Gastos de Personal	9.397.786.642
Materiales y Suministros	146.144.000
Servicios No Personales	371.613.510
- Otros Gastos Corrientes	134.904.887
Transferencias	134.904.887
Transferencias Corrientes al Sector Privado	93.459.760
Pensiones	8.963.136
Jubilaciones	33.921.792
Becas Universitarias en el país	36.000.000
Becas de Perfeccionamiento Profesional en el país	12.574.832
Donaciones a Personas	2.000.000
Otras Transferencias	41.445.127
Otras Transferencias Directas a Personas	10.000.000
Subsidios a Organismos Gremiales y Sindicales	8.620.845
Aguinaldo personal pensionado	8.977.967
Otras subvenciones .socio-económo Personal Pensión.	11.892.339
Aporte caja de ahorro del personal Jubilado	1.953.976
C. Resultado Económico: Ahorro	**3.800.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**3.800.000**
- Ahorro en la Cuenta Corriente	3.800.000
B. Gastos de Capital	**3.800.000**
- Activos Reales	3.500.000
Repuestos y Reparaciones Mayores	1.400.000
Adquisición de Maquinarias y demás Equipos	1.700.000
Adquisición de Equipos de Transporte, Tracción y Elevación	200.000
Otros Activos Reales	200.000
- Activos Intangibles	300.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**30.550.000**
- Activos Financieros	30.550.000
Disminución de Caja y Bancos	30.550.000
B. Aplicaciones Financieras	**30.550.000**
- Pasivos Financieros	30.550.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	30.550.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	8.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	9.550.000
Disminución de Otras Cuentas y Efectos a Pagar	13.000.000

A0058
Instituto Universitario de Barlovento

INSTITUTO UNIVERSITARIO DE BARLOVENTO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

Al Instituto Universitario Tecnología de Barlovento, le corresponde liderizar la orientación de desarrollo armónico sostenible de la Sub-región de Barlovento, a través de la creación y difusión de la ciencia y la cultura, en concordancia con el sector productivo y la comunidad civil organizada, así como el diseño, formulación, ejecución y evaluación de las estrategias que respondan al aprovechamiento eficiente de los recursos disponibles, contribuyendo a mejorar las condiciones de vida de la sociedad en general.

Para ello su principal objetivo en el año 2004 es: consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Considerando las directrices estratégicas, que le permitirán el logro del objetivo planeado a largo plazo, optimizando el marco de las políticas académicas, en los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación el propósito y los proyectos pertinentes a cada función básica.

Enseñanza

Su propósito es ampliar el espectro de la formación y oferta de profesionales, en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos:

- Definición de una política de diversificación e innovación curricular; innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos; innovaciones en los diseños curriculares; estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras; captación, capacitación y actualización permanente del personal docente; nuevas tecnologías para el aprendizaje, educación continua y presencial; alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.
- Para el logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares, apertura de propuestas de profesionalización a técnicos superiores; integración de estudios de Pregrado y postgrado con otras instituciones de educación superior; entre otras.

Investigación y Postgrado.

Su propósito es incentivar el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

Entre los proyectos se encuentran: definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado; generación; gestión y transferencia de conocimientos y tecnología competitiva de área de investigación competitiva; sistema integrador postgrado-investigación; dotación de la infraestructura tecnológica para la investigación y desarrollo de una base integral de conocimiento universitario.

Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocer y estimular la labor investigativa apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y la participación en eventos científicos.

Extensión y Producción

Su propósito es generar y desarrollar una integración sistemática del Instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Entre sus proyectos están los siguientes:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad.
- Focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad de la institución, para la relación institución-sector productivo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**5.750.755.930**
- Transferencias para Financiar Gastos Corrientes	5.721.372.911
Del Sector Público	5.721.372.911
De la Administración Central	5.721.372.911
Recursos Ordinarios	4.062.174.767
Gestión Fiscal	1.424.621.855
Otras Fuentes de Financiamiento	234.576.289
- Ingresos por Actividades Propias	14.383.019
Ingresos no Tributarios	14.383.019
Venta de Bienes y Servicios	14.383.019
- Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Intereses por Dinero en Depósito	15.000.000
Recursos Financieros	**85.000.000**
- Activos Financieros	85.000.000
Disminución de Caja y Bancos	85.000.000
TOTAL	**5.835.755.930**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**5.699.555.930**
- Gastos de Consumo	5.323.458.551
Gastos de Personal	4.763.282.136
Materiales y Suministros	147.276.415
Servicios No Personales	412.900.000
- Otros Gastos Corrientes	376.097.379
Transferencias	376.097.379
Transferencias Corrientes al Sector Privado	290.062.236
Otras Transferencias	86.035.143
Gastos de Capital	**51.200.000**
- Activos Reales	50.200.000
Repuestos y Reparaciones Mayores	25.400.000
Adquisición de Maquinarias y demás Equipos	14.300.000
Adquisición de Equipos de Transporte, Tracción y Elevación	3.500.000
Otros Activos Reales	7.000.000
- Activos Intangibles	1.000.000
Aplicaciones Financieras	**85.000.000**
- Pasivos Financieros	85.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	85.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	25.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	3.500.000
Disminución de Otras Cuentas y Efectos a Pagar	56.500.000
TOTAL	**5.835.755.930**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Profesionales	Alumno	2.715
Egresados	Egresado	212
Actividades de Investigación	Proyecto	2
Actividades de Extensión	Taller, Charla, Curso	10
Asistencia Socio Económica	Becario	260

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**117**	**1.382.513.932**
Directivo	5	124.727.959
Profesional y Técnico	30	321.124.075
Personal Administrativo	18	95.545.319
Personal Docente	35	666.806.623
Obrero	29	174.309.956
Personal Fijo a Tiempo Parcial	**1**	**7.544.736**
Personal Docente	1	7.544.736
Personal Contratado	**93**	**805.853.533**
Directivo	85	762.177.708
Profesional y Técnico	1	10.511.994
Personal Administrativo	6	27.970.761
Obrero	1	5.193.070
TOTAL	**211**	**2.195.912.201**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	3	2.001.672
II	247.105 __ 297.105		
III	297.106 __ 347.106	6	23.582.818
IV	347.107 __ 397.107	30	136.221.759
V	397.108 __ 447.108	2	10.444.763
VI	447.109 __ 497.109	5	28.779.122
VII	497.110 __ 547.110	4	25.805.113
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	7	52.579.001
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	30	293.395.509
XIV	847.117 __ 897.117	3	30.516.469
XV	897.118 __ 947.118	28	313.635.994
XVI	947.119 __ 997.119	2	23.409.840
XVII	997.120 Y MAS	61	1.076.037.115
	TOTAL	**181**	**2.016.409.175**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	11	58.288.343
VI	447.109 _ 497.109	6	34.185.692
VII	497.110 _ 547.110	5	31.718.808
VIII	547.111 _ 597.111	6	40.978.272
IX	597.112 _ 647.112	2	14.331.911
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**30**	**179.503.026**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**9**	**225.977.379**
- Jubilado	7	202.975.423
- Pensionado	2	23.001.956
Administrativo		
- Apoyo		
- Pensionado		
Obrero		
- Jubilado		
- Pensionado		
TOTAL	**9**	**225.977.379**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	5.785.955.930
02	Investigación y Postgrado	22.300.000
03	Extensión y Producción	27.500.000
	TOTAL	**5.835.755.930**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.763.282.136
4.02	Materiales y Suministros	147.276.415
4.03	Servicios no Personales	412.900.000
4.04	Activos Reales	51.200.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	85.000.000
4.07	Transferencias	376.097.379
	TOTAL	**5.835.755.930**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.750.755.930**
- Transferencias Para Financiar Gastos Corrientes	5.721.372.911
Del Sector Público	5.721.372.911
De la Administración Central	5.721.372.911
Recursos Ordinarios	4.062.174.767
Gestión Fiscal	1.424.621.855
Otras Fuentes de Financiamiento	234.576.289
- Ingresos por Actividades Propias	14.383.019
Ingresos no Tributarios	14.383.019
Ventas de Bienes y Servicios	14.383.019
- Otros Ingresos Corrientes	15.000.000
Ingresos de la Propiedad	15.000.000
Intereses por Dinero en Depósito	15.000.000
B. Gastos Corrientes	**5.699.555.930**
- Gastos de Consumo	5.323.458.551
Gastos de Personal	4.763.282.136
Materiales y Suministros	147.276.415
Servicios No Personales	412.900.000
- Otros Gastos Corrientes	376.097.379
Transferencias	376.097.379
Transferencias Corrientes al Sector Privado	290.062.236
Pensiones	13.949.736
Jubilaciones	125.992.500
Becas Universitarias en el País	135.120.000
Subsidio a Organismos Laborales y Gremiales	15.000.000
Otras Transferencias	86.035.143
Asistencia social al personal pensionado	9.052.220
Asistencia social al personal jubilado	76.982.923
C. Resultado Económico: Ahorro	**51.200.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**51.200.000**
- Ahorro en la Cuenta Corriente	51.200.000
B. Gastos de Capital	**51.200.000**
- Activos Reales	50.200.000
Repuestos y Reparaciones Mayores	25.400.000
Adquisición de Maquinarias y demás Equipos	14.300.000
Adquisición de Equipos de Transporte, Tracción y Elevación	3.500.000
Otros Activos Reales	7.000.000
- Activos Intangibles	1.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**85.000.000**
- Activos Financieros	85.000.000
Disminución de Caja y Bancos	85.000.000
B. Aplicaciones Financieras	**85.000.000**
- Pasivos Financieros	85.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	85.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	25.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	3.500.000
Disminución de Otras Cuentas y Efectos a Pagar	56.500.000

A0060
Instituto Universitario de Tecnología de Caripito

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CARIPITO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología Caripito es una Institución de intereses sociales, cuyo fin es la creación humana en todas sus manifestaciones, la formación profesional en diferentes niveles con criterios de alta calidad y excelencia y la interacción con la comunidad contribuyendo de esta manera al pleno desarrollo de la persona humana y el mayor bienestar para la sociedad en función de sus valores trascendentales y sus necesidades.

El Instituto es un centro de aprendizaje permanente, con visión prospectiva y pensamiento crítico, que asume su responsabilidad intelectual de manera autónoma y con rigor científico; un espacio abierto a la comunidad para la búsqueda de soluciones y respuestas a sus necesidades y posibilidades

El Instituto fundamenta su desempeño en su visión, concibiendo para ello el conjunto de políticas que expresan la dirección de su transformación, contenido en su Plan de Desarrollo 2001-2005.

- Formación de educadores para aprender a ser y para aprender haciendo.
- Pertinencia y Correspondencia entre el modelo organizativo y el modelo curricular.
- Investigación como soporte y fundamento del que hacer universitario.
- Ética y racionalidad presupuestaria y de administración

El Instituto concreta su funcionamiento, en un conjunto de proyectos con los que aspira materializar sus aspiraciones y en los cuales concentra sus esfuerzos y recursos.

- Proyecto Conocimiento, Enseñanza y Aprendizaje: Tiene como propósito el mejoramiento de los procesos de enseñanza-aprendizaje en cuanto a la Inter. y trasdisciplinariedad de los contenidos, flexibilidad de las estructuras académicas y de los programas de estudios, así como la creación de ambientes apoyados en la tecnología.

La política de cobertura de los servicios le permite al Instituto canalizar las acciones que conllevan a la satisfacción de las necesidades y expectativas de sus usuarios. Establecer la optimación de sus recursos y de sus procesos con el fin de llevar sus comunidades internas y externas el Servicio Académico de calidad y con la eficiencia requerida y la pertinencia social que se le demanda.

Se estima percibir aporte por el Ejecutivo Nacional para atender el programa de Enseñanza, Investigación y Extensión, manteniendo el mismo nivel de los años anteriores más incremento de sueldos y salarios del personal docentes según las Normas de Homologación 2002-2003 y para el personal administrativo un incremento de un 38% de los sueldos según el Contrato Marco, 12% de la Prima de Profesionalización, el Bono Único por Bs. 1.000.000 por trabajador, incremento del Ticket Cesta, Bono de Eficiencia, Productividad y Aportes legales y gremiales , finalmente el personal obrero fue beneficiado por el aumento en el salario mínimo aprobado en el 2003..

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**10.228.833.325**
- Transferencias para Financiar Gastos Corrientes	10.179.601.325
Del Sector Público	10.179.601.325
De la Administración Central	10.179.601.325
– Ingresos Ordinarios	7.227.516.941
– Gestión Fiscal	2.534.720.730
– Otras Fuentes de Financiamiento	417.363.654
- Ingresos por Actividades Propias	36.000.000
Ingresos no Tributarios	36.000.000
Venta de Bienes y Servicios	36.000.000
- Otros Ingresos Corrientes	13.232.000
Ingresos de la Propiedad	13.232.000
Recursos Financieros	**427.697.390**
- Activos Financieros	427.697.390
Disminución de Caja y Bancos	427.697.390
TOTAL	**10.656.530.715**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**9.886.233.357**
- Gastos de Consumo	9.500.192.403
Gastos de Personal	8.669.508.096
Materiales y Suministros	262.300.000
Servicios No Personales	568.384.307
- Otros Gastos Corrientes	386.040.954
Transferencias	386.040.954
Transferencias Corrientes al Sector Privado	307.040.918
Otras Transferencias	79.000.036
Gastos de Capital	**342.599.968**
- Activos Reales	336.299.968
Repuestos y Reparaciones Mayores	78.000.000
Adquisición de Maquinarias y demás Equipos	108.000.840
Otros Activos Reales	150.299.128
- Activos Intangibles	6.300.000
Aplicaciones Financieras	**427.697.390**
- Pasivos Financieros	427.697.390
Servicio de la Deuda Pública y Disminución de otros Pasivos	427.697.390
Disminución de Cuentas y Efectos a Pagar a Proveedores	134.909.391
Disminución de Cuentas a Pagar por Retenciones Laborales	107.446.985
Disminución de Otras Cuentas y Efectos a Pagar	185.341.014
TOTAL	**10.656.530.715**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula Atendida	Alumno	6.793
Egresados	Alumno	526
Actividades de Investigación	Proyecto	1
Actividades de Extensión	Curso, Taller y Seminario	6

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**336**	**3.391.441.504**
Directivo	3	100.163.160
Profesional y Técnico	59	829.237.171
Personal Administrativo	71	328.852.602
Personal Docente	124	1.631.853.360
Obrero	79	501.335.211
Personal Fijo a Tiempo Parcial	**19**	**104.691.216**
Personal Docente	19	104.691.216
Personal Contratado	**77**	**486.784.279**
Personal Docente	72	461.595.960
Obrero	5	25.188.319
TOTAL	**432**	**3.982.916.999**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	1	3.627.708
IV	347.107 _ 397.107	46	208.888.071
V	397.108 _ 447.108	7	34.288.416
VI	447.109 _ 497.109	27	151.003.898
VII	497.110 _ 547.110	14	88.582.684
VIII	547.111 _ 597.111	16	107.292.230
IX	597.112 _ 647.112	6	45.347.760
X	647.113 _ 697.113	57	471.954.445
XI	697.114 _ 747.114	64	550.976.842
XII	747.115 _ 797.115	27	256.247.993
XIII	797.116 _ 847.116	21	207.984.715
XIV	847.117 _ 897.117	14	146.468.122
XV	897.118 _ 947.118	13	142.730.438
XVI	947.119 _ 997.119	15	172.208.671
XVII	997.120 Y MAS	20	868.791.476
	TOTAL	**348**	**3.456.393.469**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	28	128.344.715
V	397.108 _ 447.108	5	25.188.319
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	35	243.587.064
IX	597.112 _ 647.112		
X	647.113 _ 697.113	16	129.403.432
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**84**	**526.523.530**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**7**	**261.320.117**
- Jubilado	5	213.642.246
- Pensionado	2	47.677.871
Obrero	**2**	**14.493.281**
- Jubilado	1	8.263.600
- Pensionado	1	6.229.681
TOTAL	**9**	**275.813.398**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	10.616.030.715
02	Investigación y Postgrado	21.500.000
03	Extensión y Producción	19.000.000
	TOTAL	**10.656.530.715**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	8.669.508.096
4.02	Materiales y Suministros	262.300.000
4.03	Servicios no Personales	568.384.307
4.04	Activos Reales	342.599.968
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	427.697.390
4.07	Transferencias	386.040.954
	TOTAL	**10.656.530.715**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.228.833.325**
- Transferencias Para Financiar Gastos Corrientes	10.179.601.325
Del Sector Público	10.179.601.325
De la Administración Central	10.179.601.325
– Ingresos Ordinarios	7.227.516.941
– Gestión Fiscal	2.534.720.730
– Otras Fuentes de Financiamiento	417.363.654
- Ingresos por Actividades Propias	36.000.000
Ingresos no Tributarios	36.000.000
Venta de Bienes y Servicios	36.000.000
- Otros Ingresos Corrientes	13.232.000
Ingresos de la Propiedad	13.232.000
Intereses por Dinero en Depósito	13.232.000
B. Gastos Corrientes	**9.886.233.357**
- Gastos de Consumo	9.500.192.403
Gastos de Personal	8.669.508.096
Materiales y Suministros	262.300.000
Servicios No Personales	568.384.307
- Otros Gastos Corrientes	386.040.954
Transferencias	386.040.954
Transferencias Corrientes al Sector Privado	307.040.918
Pensiones	27.194.148
Jubilaciones	125.050.476
Becas Universitarias en el País	60.000.000
Asistencia Social al Personal Pensionado	17.523.964
Asistencia Social al Personal Jubilado	77.272.330
Otras Transferencias	79.000.036
Otras Transferencias Diversas	79.000.036
C. Resultado Económico: Ahorro	**342.599.968**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**342.599.968**
- Ahorro en la Cuenta Corriente	342.599.968
B. Gastos de Capital	**342.599.968**
- Activos Reales	336.299.968
Repuestos y Reparaciones Mayores	78.000.000
Adquisición de Maquinarias y demás Equipos	108.000.840
Otros Activos Reales	150.299.128
- Activos Intangibles	6.300.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**427.697.390**
- Activos Financieros	427.697.390
Disminución de Caja y Bancos	427.697.390
B. Aplicaciones Financieras	**427.697.390**
- Pasivos Financieros	427.697.390
Servicio de la Deuda Pública y Disminución de otros Pasivos	427.697.390
Disminución de Cuentas y Efectos a Pagar a Proveedores	134.909.391
Disminución de Cuentas a Pagar por Retenciones Laborales	107.446.985
Disminución de Otras Cuentas y Efectos a Pagar	185.341.014

A0080
Universidad del Zulia (LUZ)

UNIVERSIDAD DEL ZULIA (LUZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad del Zulia es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia, libertad y autonomía, cuya misión es la creación, transmisión y aplicación del conocimiento como valor social, que genere competencias para la creatividad e innovación para promover y organizar mediante la educación permanente, el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo; así como el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país. Una Institución clave para el desarrollo regional y nacional.

Desde esta perspectiva, la Universidad del Zulia fundamenta su misión y visión de futuro permitiéndole alcanzar los objetivos de largo plazo que orientan las funciones básicas de Docencia, Investigación y Extensión, expresados a continuación:

- Constituirse en Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventaja competitiva que sea transmitido por vía de la docencia y la extensión, fortaleciendo los procesos de cambio de la Institución y del país.

- Conducir un proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultados de una educación con calidad científica y pertinencia social.

- Consolidarse como una universidad promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, conforme a las grandes transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas, serán orientadas y operativizadas por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional a los cuales se expresan a continuación para cada función básica:

Innovaciones Académicas (Enseñanza)

Su propósito es ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores polivalentes y flexibles para insertarse en el mercado de trabajo.

Este programa contiene los siguientes proyectos maestros:

- Diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos; innovaciones en los diseños curriculares de III, IV y V nivel; estudios de demanda y necesidades de profesionales para la reformulación y creación de nuevas carreras; captación, capacitación y actualización permanente del personal docente; nuevas tecnologías para el aprendizaje; educación continua, presencial y a distancia; alianzas estratégicas para la cooperación educativa y procesos para elevar la calidad de la producción intelectual y su aplicación en el trabajo universitario.

- El logro de los objetivos de estos proyectos atiende a la concreción de acciones como: formación de recursos humanos del III, IV y V nivel; definición de demandas de profesionales; ofertas educacionales; revisión de planes curriculares; apertura de propuestas de profesionalización a técnicos superiores; integración de estudios de Pregrado y Postgrado con otras instituciones de educación superior, entre otras.

Generación y Desarrollo de Conocimiento Competitivo (Investigación)

Su propósito es producir el desarrollo de la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión.

A continuación señalamos los proyectos contenidos en el programa:

- Definición de una política para fortalecer y consolidar la investigación competitiva y el postgrado; generación, gestión y transferencia de conocimientos y tecnología competitiva; identificación de área de investigación competitiva; sistema integrador postgrado-investigación; dotación de la infraestructura tecnológica para la investigación competitiva y desarrollo de una base integral de conocimiento universitario.

- Las acciones que viabilizan el logro de tales proyectos son: captación, capacitación y actualización del capital intelectual; desarrollo de un sistema automatizado de información sobre la investigación; reconocer y estimular la labor investigativa; apoyar la producción de revistas científicas; estimular la publicación de las investigaciones en diarios y revistas regionales, nacionales e internacionales; participar en eventos científicos.

Fortalecimiento y Desarrollo de la Función Extensión (Extensión)

Le corresponde generar y desarrollar una integración sistemática de la Universidad con su entorno a fin de fortalecer la corresponsabilidad Universidad-Sociedad.

Entre sus proyectos maestros destacan:

- Definición de una política de extensión que fundamente una relación de corresponsabilidad universidad-sociedad; focalización estratégica para el desarrollo de la extensión; alianzas estratégicas para el desarrollo de la comunidad y de la universidad; alianzas estratégicas para la relación universidad-sector productivo; creación de una coordinación central de estudios estratégicos y alianzas estratégicas para reorientar y consolidar la cooperación internacional.

- Las acciones concretas que viabilizan el logro de los referidos proyectos, están en mejorar la relación universidad comunidad; fomentar la imagen corporativa; fortalecer los convenios interinstitucionales; desarrollar proyectos en las áreas médico, asistencial, deportiva y cívico comunitario; desarrollar redes sociales a través de la investigación-acción; crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**346.458.504.000**
- Transferencias para Financiar Gastos Corrientes	336.258.504.000
Del Sector Público	336.258.504.000
De la Administración Central	336.258.504.000
– Ingresos Ordinarios	238.863.837.840
– Gestión Fiscal	84.058.367.496
– Otras Fuentes de Financiamiento	13.336.298.664
- Ingresos por Actividades Propias	10.000.000.000
Ingresos no Tributarios	10.000.000.000
Venta de Bienes y Servicios	10.000.000.000
- Otros Ingresos Corrientes	200.000.000
Ingresos por Aportes y Contribuciones	200.000.000
Recursos de Capital	**3.000.000.000**
- Transferencias para Financiar Gastos de Capital	3.000.000.000
Del Sector Público	3.000.000.000
Recursos Financieros	**6.000.000.000**
- Activos Financieros	6.000.000.000
Disminución de Caja y Bancos	6.000.000.000
TOTAL	**355.458.504.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**330.430.386.471**
- Gastos de Consumo	198.473.357.165
Gastos de Personal	169.815.530.657
Materiales y Suministros	7.910.013.362
Servicios No Personales	20.747.813.146
- Otros Gastos Corrientes	131.957.029.306
Transferencias	131.957.029.306
Transferencias Corrientes al Sector Privado	126.678.748.130
Otras Transferencias	5.278.281.176
Gastos de Capital	**8.425.728.316**
- Activos Reales	8.425.728.316
Repuestos y Reparaciones Mayores	1.214.241.815
Adquisición de Maquinarias y demás Equipos	6.359.675.274
Adquisición de Equipos de Transporte, Tracción y Elevación	42.411.473
Obras de Infraestructura - Estudios y Proyectos	285.026.076
Estudios y Proyectos para Inversión en Activo Fijo	557.661
Conservaciones Ampliaciones y Mejoras	267.802.205
Otros Activos Reales	256.013.812
Aplicaciones Financieras	**16.602.389.213**
- Pasivos Financieros	16.602.389.213
Servicio de la Deuda Pública y Disminución de Otros Pasivos	16.602.389.213
Disminución de Cuentas y Efectos a Pagar a Proveedores	16.602.389.213
TOTAL	**355.458.504.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	51.108
Egresado de Pregrado	Egresado	4.974
Matrícula de Postgrado	Alumno	4.027
Egresado de Postgrado	Egresado	984
Actividades de Investigación	Proyecto	392
Actividades de Extensión	Taller, Charla, Curso	4.278
Asistencia Socio Económica	Becario	3.756

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**4.863**	**113.301.638.613**
Directivo	153	7.045.985.465
Profesional y Técnico	741	16.671.059.365
Personal Administrativo	1.103	13.788.470.975
Personal Docente	2.124	67.913.012.214
Obrero	742	7.883.110.594
Personal Fijo a Tiempo Parcial	**488**	**5.398.671.768**
Directivo	5	91.402.107
Profesional y Técnico	30	367.336.547
Personal Administrativo	6	43.376.622
Personal Docente	447	4.896.556.492
Personal Contratado	**891**	**9.572.749.296**
Profesional y Técnico	80	1.391.446.611
Personal Administrativo	379	3.589.078.008
Personal Docente	326	3.676.014.181
Obrero	106	916.210.496
TOTAL	**6.242**	**128.273.059.677**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	6	18.922.464
III	297.106 - 347.106	12	47.665.352
IV	347.107 - 397.107	13	60.167.828
V	397.108 - 447.108	8	40.016.859
VI	447.109 - 497.109	44	259.670.631
VII	497.110 - 547.110	9	55.170.096
VIII	547.111 - 597.111	24	168.820.074
IX	597.112 - 647.112	234	1.771.533.846
X	647.113 - 697.113	97	787.720.903
XI	697.114 - 747.114	99	869.977.474
XII	747.115 - 797.115	89	830.660.407
XIII	797.116 - 847.116	177	1.754.181.292
XIV	847.117 - 897.117	254	2.655.194.908
XV	897.118 - 947.118	184	2.031.885.622
XVI	947.119 - 997.119	210	2.457.762.951
XVII	997.120 Y MÁS	3.934	105.664.387.880
	TOTAL	**5.394**	**119.473.738.587**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111	6	39.646.394
IX	597.112 - 647.112	46	344.875.948
X	647.113 - 697.113	96	772.983.379
XI	697.114 - 747.114	95	825.898.087
XII	747.115 - 797.115	94	871.187.974
XIII	797.116 - 847.116	104	1.024.840.536
XIV	847.117 - 897.117	86	903.374.999
XV	897.118 - 947.118	73	807.672.711
XVI	947.119 - 997.119	74	865.156.296
XVII	997.120 Y MÁS	174	2.343.684.766
	TOTAL	**848**	**8.799.321.090**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**2.211**	**87.347.024.123**
Jubilado	1.926	81.592.522.652
Pensionado	285	5.754.501.471
Administrativo	**1.600**	**23.206.375.974**
Profesional Y Técnico	**260**	**5.749.848.090**
Jubilado	256	5.677.014.091
Pensionado	4	72.833.999
Apoyo	**1.340**	**17.456.527.884**
Jubilado	1.171	16.012.591.909
Pensionado	169	1.443.935.975
Obrero	**831**	**7.557.490.196**
Jubilado	664	6.420.266.307
Pensionado	167	1.137.223.889
TOTAL	**4.642**	**118.110.890.293**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	100.916.824.628
02	Investigación	11.938.422.814
03	Extensión	5.230.139.859
04	Protección Socio-económica	21.803.673.755
05	Servicios Académicos	18.540.663.193
06	Servicios Administrativos y Financieros	5.596.668.278
07	Servicios Generales	17.838.181.339
08	Planta Física y Equipamiento	8.466.600.916
09	Fomento	559.000.012
10	Dirección Institucional	6.883.149.045
99	Partidas No Asignables a Programas	157.685.180.161
	TOTAL	**355.458.504.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	169.815.530.657
4.02	Materiales y Suministros	7.910.013.362
4.03	Servicios no Personales	20.747.813.146
4.04	Activos Reales	8.425.728.316
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	16.602.389.213
4.07	Transferencias	131.957.029.306
	TOTAL	**355.458.504.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**346.458.504.000**
- Transferencias Para Financiar Gastos Corrientes	336.258.504.000
Del Sector Público	336.258.504.000
De la Administración Central	336.258.504.000
– Ingresos Ordinarios	238.863.837.840
– Gestión Fiscal	84.058.367.496
– Otras Fuentes de Financiamiento	13.336.298.664
- Ingresos por Actividades Propias	10.000.000.000
Ingresos no Tributarios	10.000.000.000
Ventas de Bienes y Servicios	10.000.000.000
- Otros Ingresos Corrientes	200.000.000
Ingresos por Aportes y Contribuciones	200.000.000
Aporte Parque Tecnológico Universitario	200.000.000
B. Gastos Corrientes	**330.430.386.471**
- Gastos de Consumo	198.473.357.165
Gastos de Personal	169.815.530.657
Materiales y Suministros	7.910.013.362
Servicios no Personales	20.747.813.146
- Otros Gastos Corrientes	131.957.029.306
Transferencias	131.957.029.306
Transferencias Corrientes al Sector Privado	126.678.748.130
Pensiones	46.184.960.256
Jubilaciones	59.380.663.182
Asistencia Social Personal Jubilado	21.113.124.692
Otras Transferencias	5.278.281.176
Otras Transferencias Corrientes Diversas	5.278.281.176
C. Resultado Económico : Ahorro	**16.028.117.529**
II. Cuenta de Capital	
A. Recursos de Capital	**19.028.117.529**
- Ahorro en la Cuenta Corriente	16.028.117.529
- Transferencias para Financiar Gastos de Capital	3.000.000.000
Del Sector Público	3.000.000.000
Recursos Ordinarios	2.009.700.000
Gestión Fiscal	417.000.000
Otras Fuentes de Financiamiento	573.300.000
B. Gastos de Capital	**8.425.728.316**
- Activos Reales	8.425.728.316
Repuestos y Reparaciones Mayores	1.214.241.815
Adquisición de Maquinarias y demás Equipos	6.359.675.274
Adquisición de Equipos de Transporte, Tracción y Elevación	42.411.473
Obras de Infraestructura	285.026.076
Estudios y Proyectos para Inversión en Activo Fijo	557.661
Conservaciones Ampliaciones y Mejoras	267.802.205
Otros Activos Reales	256.013.812
C. Resultado Financiero: Superávit	**10.602.389.213**
III. Cuenta Financiera	
A. Recursos Financieros	**16.602.389.213**
- Activos Financieros	6.000.000.000
Disminución de Caja y Bancos	6.000.000.000
- Superávit Financiero	10.602.389.213

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Aplicaciones Financieras	**16.602.389.213**
- Pasivos Financieros	16.602.389.213
Servicio de la Deuda Pública y Disminución de otros Pasivos	16.602.389.213
Disminución de Cuentas y Efectos a Pagar a Proveedores	16.602.389.213

A0081

Universidad Nacional Experimental Politécnica
Antonio José de Sucre (UNEXPO)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO JOSÉ DE SUCRE (UNEXPO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Experimental Politécnica "Antonio José de Sucre" (UNEXPO), es una institución de trayectoria consolidada en la formación de Recursos Humanos en el área de Ingeniería de la Producción, orientada hacia la búsqueda y generación del conocimiento, del afianzamiento de los valores trascendentales del hombre con una función rectora en la educación, la cultura, la ciencia y la tecnología, mediante actividades de docencia, investigación y extensión, con una organización identificada con sus principios y abierta al cambio, sometida a permanente evaluación y adaptación de los nuevos paradigmas, en la búsqueda constante de la excelencia y de contribuir al desarrollo socio-económico, político y cultural de la nación.

La UNEXPO, es una Institución líder a nivel nacional e internacional en la diversidad y universalidad del conocimiento con énfasis en la tecnología, mediante la generación y aplicación del conocimiento y en la formación del recurso humano con altos valores éticos, capaz de interactuar en armonía con el medio ambiente para que produzcan la transformación que la sociedad requiere para mejorar la calidad de vida.

Objetivos Institucionales

De la misión y visión de la Universidad se derivan los siguientes objetivos institucionales:

- Formar profesionales Universitarios en el área científica, tecnológica en ciencias puras y aplicadas y en otras áreas del saber a nivel de Pregrado y Postgrado, en diferentes especialidades y menciones con el fin de que sean incorporados al desarrollo tecnológico del sector productivo del país en todas sus fases: investigación, desarrollo, innovación, planificación, diseño, dirección, operación y mantenimiento.

- Fortalecer la integración entre la Universidad, las empresas, los organismos del estado y la comunidad, a los fines de cooperar en la realización de proyectos que permitan el desarrollo, la aplicación y la transferencia del conocimiento.

- Desarrollar programas de investigación en ciencia, tecnología y otras áreas del saber que estimulen el talento y la inventiva de las personas que hacen vida en la Universidad, orientados por necesidades prioritarias de carácter local, regional, nacional y universal.

- Establecer convenios regionales, nacionales e internacionales, de integración y cooperación y de intercambio de profesores y estudiantes con universidades y otras instituciones y organismos, para la realización de programas de docencia, de investigación y extensión.

- Integrar al docente en la participación de cursos de actualización, especialización, maestría y doctorado en disciplinas que se cursan en la Universidad y otras áreas de interés para región y el país.

- Proyectar la imagen y consolidar la reputación y el reconocimiento público de la Universidad.

- Actualizar los programas de Pregrado y Postgrado y desarrollar otros nuevos para asegurar que los planes de estudios forman adecuadamente a los estudiantes para trabajar en un entorno global, en respuesta a la creciente globalización de la cultura, de la actividad económica y del conocimiento.

- Impulsar la participación de los miembros de la comunidad universitaria en organizaciones, profesionales culturales, deportivas, sociales, etc. que contribuyan a su desarrollo personal y a extender la imagen de la Universidad en la sociedad.

- Permanecer a la vanguardia de los cambios tecnológicos de forma que se posibilite el aumento de la eficiencia y la eficacia del aprendizaje, de la investigación y el academicismo, de la extensión universitaria y de los servicios administrativos.

- Promover el uso racional, protección y el mejoramiento del ambiente y contribuir al enriquecimiento de la calidad de vida en la región y en el país.
- Propiciar un ambiente democrático de armonía entre los diferentes sectores que conforman el que hacer universitario y la participación de docentes y estudiantes en la elección de gobierno universitario.
- Mantener un sistema permanente de evaluación académica que considere el desarrollo de la carrera docente y la prosecución estudiantil a fin de mantener la calidad de la institución.
- Desarrollar planes orientados a la formación en capacidades de gestión dirigidos a los miembros de la Comunidad Universitaria que ocupan cargos de responsabilidad en las áreas académicas y administrativas.

Estrategias Institucionales

La Universidad Nacional Experimental Politécnica "Antonio José de Sucre" (UNEXPO), a fin de lograr los objetivos propuestos, formula las siguientes estrategias:

Académicas

Docencia de Pregrado

- Crear y desarrollar el Plan de Actualización Curricular en coherencia con los criterios modernos de excelencia, integralidad y pertinencia social.
- Prever la tendencia de las matrículas de estudiantes del primer semestre de forma que éstas evolucionen de manera controlada y ordenada que garantice la calidad de los programas y servicios ofrecidos a los alumnos. Determinar y evaluar los factores que inciden en el fracaso de los estudiantes en los primeros semestres.
- Diseñar e implantar programas que estimulen aquellos factores que influyen positivamente en la mejora del desempeño académico de los estudiantes en particular los de los primeros semestres.
- Crear comisiones para desarrollar métodos e indicadores fiables y válidos de medida de la calidad de la docencia y los resultados del proceso de aprendizaje y la Gestión Administrativa.
- Planificar y reestructurar las instalaciones físicas con el fin de hacer frente a las nuevas necesidades tales como: aulas dotadas con modernas tecnologías didácticas, equipamiento de laboratorios, aulas virtuales o tecnológicas, etc.
- Facilitar cursos de nuevas tecnologías en el área de la enseñanza y otras innovaciones en el área de la docencia.
- Crear y ejecutar planes de actualización profesional para el personal docente, en sus áreas de competencia y en concordancia con las necesidades identificadas por la Universidad.
- Lograr la administración directa del proceso de admisión de aspirantes a la Universidad estableciendo los parámetros generales a nivel institucional y delegando en los núcleos los mecanismos administrativos y académicos aplicables en cada región.

Docencia de Postgrado

- Buscar permanentemente la excelencia de los programas para graduados, así como impulsar estudios de factibilidad de Postgrado y/o especialización para ingenieros y técnicos superiores.
- Estimular la participación de los diferentes departamentos de la Universidad Nacional Experimental Politécnica "Antonio José de Sucre" en el dictado de cursos de Postgrado.

- Fomentar el establecimiento de convenios de cooperación con organismos públicos y privados a nivel regional, nacional e internacional que favorezcan la capacitación del recurso humano con estudios de cuarto y quinto nivel.

Investigación

- Realizar estudios tendentes a definir áreas prioritarias de investigación, así como el establecimiento y desarrollo de líneas de investigación en función de las necesidades de la región y el país.
- Fomentar la creación de Grupos de Investigación constituidos por docentes cuidadosamente seleccionados que presenten alta factibilidad de éxito en la planificación y ejecución de actividades de investigación.
- Establecer programas específicos para la difusión y promoción interna de las actividades de investigación que tengan como fin la formación de nuevos investigadores, así como su incorporación a los grupos de investigación.
- Estimular la participación de profesionales de los tres Vice-Rectorados en proyectos de carácter multidisciplinario que se lleven a cabo en la Universidad.
- Aprovechar las áreas de investigación y experticia de la Universidad como fundamentos para la creación de microempresas universitarias.
- Establecimiento de relaciones permanentes con organismos públicos y privados a nivel regional, nacional e internacional que financien proyectos de investigación.
- Integrar de manera efectiva los resultados generados de la gestión de Investigación con las actividades de docencia de Pregrado y Postgrado, asi como las de extensión de la universidad.
- Fomentar la creación y consolidación de las Jornadas de Investigación de la UNEXPO.

Extensión:

- Enfocar esfuerzos y recursos hacia la creación y consolidación de equipos interdisciplinarios que canalicen las necesidades e inquietudes de la comunidad universitaria en materias recreacionales, culturales, deportivas, sociales y otras, intra o extracurriculares, dentro o fuera de la organización, nacional o internacionalmente.
- Establecimiento de las áreas prioritarias sobre la problemática regional y nacional susceptible de una eficaz participación de la UNEXPO.
- Fomentar y apoyar actividades que contribuyan al desarrollo de la cultura, la educación física y deportiva como aspectos esenciales en el proceso de formación de nuevos educandos, así como también integrar dichas actividades a programas de recreación del personal docente, administrativo y obrero, así como a programas de extensión para la comunidad.

Apoyo Académico-Administrativo:

- Realizar actividades para lograr que la Universidad conjuntamente con los sectores determinantes, asuma el rol rector de conducción del desarrollo tecnológico a nivel regional y nacional.
- Establecer los mecanismos de vinculación Universidad - egresados jubilados que estimulen su contribución al desarrollo de la institución y sus miembros.
- Estimular y apoyar la creación y ejecución de actividades dirigidas a obtener ingresos propios para compensar las áreas no cubiertas por el presupuesto ordinario de la Universidad.

- Establecer mecanismos de compensación para estimular a los miembros de la comunidad universitaria que contribuyan a la realización de proyectos y/o acciones que resulten en la obtención de ingresos adicionales por parte de la Universidad.

- Considerar la planificación como una herramienta de cambio y de orientación de gestión que logre ayudar a la toma de decisiones a todos los niveles de la institución.

- Crear mecanismos que faciliten la contribución de los jefes de las unidades académicas y administrativas en las fases de formulación y ejecución del presupuesto de la UNEXPO sobre la base del plan, así como establecer los canales de retroinformación adecuados.

- Orientar la gestión de equipo directivo sobre la base de un plan que contribuyan a integrar esfuerzos y recursos hacia la consolidación de la Universidad.

Políticas institucionales:

La Universidad Nacional Experimental Politécnica "Antonio José de Sucre", a fin de garantizar el logro de sus objetivos, así como la ejecución de sus estrategias para el cumplimiento de su misión y como una vía de orientar adecuadamente la toma de decisiones, establece las siguientes políticas institucionales:

- Estructurar y estandarizar los pensa de estudios a fin de facilitar y promover el intercambio de personal docente y la transferencia de estudiantes entre Vice-Rectorados.

- Desarrollar el proceso de evaluación académica de la institución.

- Mejorar la equidad en el acceso y desempeño de los estudiantes.

- Orientar la actividad de investigación a la generación de alternativas de solución a problemas regionales y nacionales.

- Generar recursos propios que contribuyan al desarrollo de la institución.

- Impulsar la ciencia y la tecnología en las actividades de gestión, docencia, investigación y extensión.

- Modernizar los procesos de gestión administrativa de la institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**87.024.254.911**
- Transferencias para Financiar Gastos Corrientes	86.463.602.429
Del Sector Público	86.463.602.429
De la Administración Central	86.463.602.429
– Ingresos Ordinarios	61.389.157.724
– Gestión Fiscal	21.529.437.005
– Otras Fuentes de Financiamiento	3.545.007.700
- Ingresos por Actividades Propias	141.735.138
Ingresos no Tributarios	141.735.138
Venta de Bienes y Servicios	141.735.138
- Otros Ingresos Corrientes	418.917.344
Ingresos de la Propiedad	418.917.344
Recursos Financieros	**802.687.108**
- Activos Financieros	802.687.108
Disminución de Caja y Bancos	802.687.108
TOTAL	**87.826.942.019**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**77.420.215.595**
- Gastos de Consumo	49.662.326.543
Gastos de Personal	38.727.738.879
Materiales y Suministros	1.328.576.208
Servicios No Personales	9.606.011.456
- Otros Gastos Corrientes	27.757.889.052
Transferencias	27.757.889.052
Transferencias Corrientes al Sector Privado	27.757.889.052
Gastos de Capital	**2.457.850.374**
- Activos Reales	2.457.850.374
Repuestos y Reparaciones Mayores	614.462.593
Adquisición de Maquinarias y demás Equipos	737.355.114
Conservaciones Ampliaciones y Mejoras	122.892.518
Otros Activos Reales	983.140.149
Aplicaciones Financieras	**7.948.876.050**
- Pasivos Financieros	7.948.876.050
Servicio de la Deuda Pública y Disminución de otros Pasivos	7.948.876.050
Disminución de Cuentas y Efectos a Pagar a Proveedores	472.328.624
Disminución de Cuentas a Pagar por Retenciones Laborales	198.215.090
Disminución de Otras Cuentas y Efectos a Pagar	132.143.394
Disminución de Otros Pasivos no Circulantes	7.146.188.942
TOTAL	**87.826.942.019**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	12.840
Egresado de Pregrado	Egresado	579
Matrícula de Postgrado	Alumno	899
Egresado de Postgrado	Egresado	51
Actividades de Investigación	Proyecto	137
Actividades de Extensión	Taller, Charla, Curso	7
Asistencia Socio-económica	Becario	1.448

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1.572**	**19.707.524.448**
Directivo	49	1.425.707.088
Profesional y Técnico	308	3.844.624.452
Personal Administrativo	343	2.323.319.244
Personal Docente	555	9.985.455.456
Obrero	317	2.128.418.208
Personal Fijo a Tiempo Parcial	**172**	**919.169.112**
Profesional y Técnico	20	126.289.116
Personal Administrativo	19	92.420.940
Personal Docente	133	700.459.056
TOTAL	**1.744**	**20.626.693.560**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	152	792.879.996
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	20	126.289.116
VIII	547.111 _ 597.111	343	2.323.319.244
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	912	15.255.786.996
	TOTAL	**1.427**	**18.498.275.352**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111	317	2.128.418.208
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**317**	**2.128.418.208**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**442**	**22.435.406.215**
- Jubilado	400	20.566.396.832
- Pensionado	42	1.869.009.383
Administrativo	**216**	**3.630.898.240**
- Profesional Y Técnico	40	993.725.139
- Jubilado	34	915.488.681
- Pensionado	6	78.236.458
- Apoyo	176	2.637.173.101
- Jubilado	155	2.408.691.940
- Pensionado	21	228.481.161
Obrero	**180**	**2.681.979.514**
- Jubilado	144	2.284.911.998
- Pensionado	36	397.067.516
TOTAL	**838**	**28.748.283.969**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	22.090.962.222
02	Investigación	3.034.922.454
03	Extensión	1.826.974.276
04	Protección Socioeconómica	7.489.547.110
05	Servicios Académicos	1.933.266.844
06	Servicios Administrativos y Financieros	3.453.690.357
07	Servicios Generales	8.623.876.631
08	Planta Física y Equipamiento	319.684.384
10	Dirección Institucional	5.086.679.118
99	Partidas no Asignables a Programas	33.967.338.623
	TOTAL	**87.826.942.019**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	38.727.738.879
4.02	Materiales y Suministros	1.328.576.208
4.03	Servicios no Personales	9.606.011.456
4.04	Activos Reales	2.457.850.374
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	7.948.876.050
4.07	Transferencias	27.757.889.052
	TOTAL	**87.826.942.019**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**87.024.254.911**
- Transferencias Para Financiar Gastos Corrientes	86.463.602.429
Del Sector Público	86.463.602.429
De la Administración Central	86.463.602.429
- Ingresos por Actividades Propias	141.735.138
Ingresos no Tributarios	141.735.138
Ventas de Bienes y Servicios	141.735.138
Matricula	21.735.138
Graduaciones	30.000.000
Otros	90.000.000
- Otros Ingresos Corrientes	418.917.344
Ingresos de la Propiedad	418.917.344
Intereses por Dinero en Depósito	418.917.344

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**77.420.215.595**
- Gastos de Consumo	49.662.326.543
Gastos de Personal	38.727.738.879
Materiales y Suministros	1.328.576.208
Servicios No Personales	9.606.011.456
- Otros Gastos Corrientes	27.757.889.052
Transferencias	27.757.889.052
Transferencias Corrientes al Sector Privado	27.757.889.052
Pensiones	12.858.674.432
Jubilaciones	1.361.375.268
Bono Vacacional	4.040.508.718
Aguinaldos	4.040.508.718
Otras Transferencias Directas	5.456.821.916
C. Resultado Económico: Ahorro	**9.604.039.316**
II. Cuenta de Capital	
A. Recursos de Capital	**9.604.039.316**
- Ahorro en la Cuenta Corriente	9.604.039.316
B. Gastos de Capital	**2.457.850.374**
- Activos Reales	2.457.850.374
Repuestos y Reparaciones Mayores	614.462.593
Adquisición de Maquinarias y demás Equipos	737.355.114
Conservaciones Ampliaciones y Mejoras	122.892.518
Otros Activos Reales	983.140.149
C. Resultado Financiero: Superávit	**7.146.188.942**
III. Cuenta Financiera	
A. Recursos Financieros	**7.948.876.050**
- Activos Financieros	802.687.108
Disminución de Caja y Bancos	802.687.108
- Superávit Financiero	7.146.188.942
B. Aplicaciones Financieras	**7.948.876.050**
- Pasivos Financieros	7.948.876.050
Servicio de la Deuda Pública y Disminución de otros Pasivos	7.948.876.050
Disminución de Cuentas y Efectos a Pagar a Proveedores	472.328.624
Disminución de Cuentas a Pagar por Retenciones Laborales	198.215.090
Disminución de Otras Cuentas y Efectos a Pagar	132.143.394
Disminución de Otros Pasivos no Circulantes	7.146.188.942

A0082
Universidad de Oriente (UDO)

UNIVERSIDAD DE ORIENTE (UDO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

En su concepción, la Universidad de Oriente se define como un sistema de Educación Superior al servicio del país con objetivos comunes a las demás universidades venezolanas y del mundo. No obstante, es única en su género, experimental y autónoma, desarrollando investigación científica, docencia y extensión en todos los aspectos del conocimiento que contemplan sus programas educativos de pre y postgrado; es casi antítesis de la universidad tradicional. Tiene sede en los Núcleos Universitarios ubicados en los estados Anzoátegui, Bolívar, Monagas, Nueva Esparta y Sucre, asumiendo así la responsabilidad de la Educación Universitaria como motor fundamental del desarrollo integral en toda la región Insular Nororiental y Sur del país, en función de las condiciones, posibilidades y tendencias de desarrollo de cada uno de los estados orientales donde funcionan.

La Universidad de Oriente se ha trazado como misión:

- Rectora en la educación, la cultura y la ciencia, formar recursos humanos profesionales.
- Incorporar además la excelencia y los valores éticos y morales.
- Crear y difundir conocimientos de sus programas de docencia, investigación y extensión, a través de sus núcleos, con el propósito de lograr los cambios científicos, tecnológicos y culturales, que se requieren para el desarrollo regional y nacional.

Su visión es "Consolidarse como una institución de excelencia en la docencia, investigación y extensión, que responda eficaz y oportunamente a las exigencias de su entorno y a las demandas de cambios e innovaciones que caracterizan el momento".

Innovaciones Académicas (Enseñanza)

Para el año 2004, la Institución se ha fijado como propósito ejecutar la incorporación de la carrera de Arquitectura, aprobada por el Consejo Nacional de Universidades (C.N.U), con la finalidad de formar profesionales acordes a las exigencias del mercado de trabajo.

Es importante señalar que la evaluación curricular a motivado a nuevos cambios en las estructuras y procesos de formación y desarrollo de los recursos humanos.

Investigación

La investigación científica y tecnológica constituye el otro pilar, que junto con la actividad docente y de formación de recursos humanos de alto nivel, apoyan el legítimo cumplimiento de la función universitaria. Su organización sigue la tendencia mundial de formación de equipos y grupos de trabajo, aún cuando se respalda la libre iniciativa del investigador en la realización de proyectos científicos.

La Universidad otorga apoyo técnico y financiero a las actividades de investigación, a través de tres programas básicos:

- Subvención a proyectos de investigación cientifica y tecnológica.
- Fortalecimiento de infraestructura operativa de la investigación en cada núcleo.
- Promoción y estímulo a los investigadores y a las actividades conexas a la investigación.

Fortalecimiento del Programa de Extensión

El programa prevé desarrollar actividades que propendan al desarrollo cultural y deportivo de los estudiantes y fomentar actividades de extensión en toda la región nororiental que permitan estrechar los vínculos de la Universidad con su entorno regional, tanto intra como extra universitaria.

La extensión cultural de la Universidad de Oriente se proyecta en las áreas de Coral, Pintura, Escultura, Folklore, Teatro, Cine Club Universitario, entre otros. Actualmente dispone de un teatro móvil que por sus características particulares permitirá llevar obras y presentaciones a las diferentes zonas de la región oriental, que no disponen de la infraestructura acorde para la programación y el desarrollo de estas actividades para la difusión de los valores culturales del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**260.533.525.150**
- Transferencias para Financiar Gastos Corrientes	260.402.597.280
Del Sector Privado	1.500.000.000
Fondo de Jubilaciones y Pensiones para el Personal Docente	1.500.000.000
Del Sector Público	258.902.597.280
De la Administración Central	258.887.597.280
– Recursos Ordinarios	183.810.194.069
– Gestión Fiscal	64.463.011.723
– Otras Fuentes de Financiamiento	10.614.391.488
De Gobiernos Estadales	15.000.000
Gobernación del Estado Monagas	15.000.000
- Ingresos por Actividades Propias	130.927.870
Ingresos no Tributarios	130.927.870
Venta de Bienes y Servicios	130.927.870
Recursos Financieros	**215.700.000**
- Activos Financieros	215.700.000
Disminución de Caja y Bancos	215.700.000
TOTAL	**260.749.225.150**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**249.083.350.448**
- Gastos de Consumo	174.204.794.913
Gastos de Personal	140.945.964.580
Materiales y Suministros	12.301.672.982
Servicios No Personales	20.957.157.351
- Otros Gastos Corrientes	74.878.555.535
Transferencias	74.878.555.535
Transferencias Corrientes al Sector Privado	74.878.555.535
Gastos de Capital	**5.003.121.046**
- Activos Reales	4.970.205.888
Adquisición de Maquinarias y demás Equipos	4.801.262.419
Adquisición de Equipos de Transporte, Tracción y Elevación	93.600.000
Obras de Infraestructura - Estudios y Proyectos	48.113.469
Estudios y Proyectos Para Inversión en Activo Fijo	27.230.000
- Activos Intangibles	32.915.158
Aplicaciones Financieras	**6.662.753.656**
- Activos Financieros	500.000.000
Adquisición de Otras Inversiones Financieras	500.000.000
- Pasivos Financieros	6.162.753.656
Servicio de la Deuda Pública y Disminución de otros Pasivos	6.162.753.656
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.402.109.177
Disminución de Otras Cuentas y Efectos a Pagar	4.760.644.479
TOTAL	**260.749.225.150**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	64.805
Matrícula de Postgrado	Alumno	1.652
Egresados de Pregrado	Egresado	3.756
Egresados de Postgrado	Egresado	706
Actividades de Investigación	Proyecto	630
Actividades de Extensión	Curso	113

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**3.491**	**39.703.979.687**
Directivo	293	6.473.615.842
Profesional y Técnico	1.159	9.411.585.200
Personal Administrativo	205	3.961.921.709
Personal Docente	871	14.499.842.836
Obrero	963	5.357.014.100
Personal Fijo a Tiempo Parcial	**6**	**24.178.896**
Profesional y Técnico	1	3.503.652
Personal Docente	5	20.675.244
Personal Contratado	**3.008**	**27.648.645.522**
Profesional y Técnico	342	3.019.098.791
Personal Administrativo	195	1.750.985.328
Personal Docente	1.852	19.451.043.720
Obrero	619	3.427.517.683
TOTAL	**6.505**	**67.376.804.105**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	56	127.605.960
II	247.105 _ 297.105	21	65.571.240
III	297.106 _ 347.106	77	279.704.568
IV	347.107 _ 397.107		
V	397.108 _ 447.108	487	2.480.057.656
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	416	2.656.332.822
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	70	506.201.599
X	647.113 _ 697.113	142	1.137.099.697
XI	697.114 _ 747.114	302	2.654.086.850
XII	747.115 _ 797.115	196	1.850.956.819
XIII	797.116 _ 847.116	416	4.189.904.974
XIV	847.117 _ 897.117	19	194.331.615
XV	897.118 _ 947.118	21	228.708.516
XVI	947.119 _ 997.119	293	3.421.238.901
XVII	997.120 Y MAS	2.407	38.800.471.105
	TOTAL	**4.923**	**58.592.272.322**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	729	3.662.546.359
VI	447.109 _ 497.109	782	4.640.532.574
VII	497.110 _ 547.110	42	275.592.353
VIII	547.111 _ 597.111	29	205.860.497
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**1.582**	**8.784.531.783**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**936**	**22.335.196.268**
- Jubilado	823	20.971.735.876
- Pensionado	113	1.363.460.392
Administrativo	**1090**	**8.956.916.806**
- Profesional y Técnico	120	2.003.865.793
- Jubilado	110	1.934.558.634
- Pensionado	10	69.307.159
- Apoyo	970	6.953.051.013
- Jubilado	834	6.109.439.496
- Pensionado	136	843.611.517
Obrero	**933**	**4.077.153.960**
- Jubilado	694	3.242.033.966
- Pensionado	239	835.119.994
TOTAL	**2.959**	**35.369.267.034**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	79.523.041.015
02	Investigación	8.563.430.653
03	Extensión	5.187.508.169
04	Protección Socioeconómica	23.511.334.029
05	Servicios Académicos	9.625.697.201
06	Servicios Administrativos Financieros	12.391.536.816
07	Servicios Generales	41.588.069.220
08	Planta Física y Equipamiento	2.034.733.971
09	Fomento	2.890.794
10	Dirección Institucional	5.182.594.404
99	Partidas no Asignables a Programas	73.138.388.878
	TOTAL	**260.749.225.150**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	140.945.964.580
4.02	Materiales y Suministros	12.301.672.982
4.03	Servicios no Personales	20.957.157.351
4.04	Activos Reales	5.003.121.046
4.05	Activos Financieros	500.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	6.162.753.656
4.07	Transferencias	74.878.555.535
	TOTAL	**260.749.225.150**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**260.533.525.150**
- Transferencias Para Financiar Gastos Corrientes	260.402.597.280
Del Sector Privado	1.500.000.000
Fondo de Jubilaciones y Pensiones para el Personal Docente	1.500.000.000
Del Sector Público	258.902.597.280
De la Administración Central	258.887.597.280
– Recursos Ordinarios	183.810.194.069
– Gestión Fiscal	64.463.011.723
– Otras Fuentes de Financiamiento	10.614.391.488
De Gobiernos Estadales	15.000.000
Gobernación del Estado Monagas	15.000.000
- Ingresos por Actividades Propias	130.927.870
Ingresos no Tributarios	130.927.870
Venta de Bienes y Servicios	130.927.870
B. Gastos Corrientes	**249.083.350.448**
- Gastos de Consumo	174.204.794.913
Gastos de Personal	140.945.964.580
Materiales y Suministros	12.301.672.982
Servicios No Personales	20.957.157.351
- Otros Gastos Corrientes	74.878.555.535
Transferencias	74.878.555.535
Transferencias Corrientes al Sector Privado	74.878.555.535
Becas y Ayudantías a Estudiantes	1.891.358.848
Jubilaciones y Pensiones	68.127.974.363
Otras Transferencias	4.859.222.324
C. Resultado Económico: Ahorro	**11.450.174.702**
II. Cuenta de Capital	
A. Recursos de Capital	**11.450.174.702**
- Ahorro en la Cuenta Corriente	11.450.174.702
B. Gastos de Capital	**5.003.121.046**
- Activos Reales	4.970.205.888
Adquisición de Maquinarias y demás Equipos	4.801.262.419
Adquisición de Equipos de Transporte, Tracción y Elevación	93.600.000
Obras de Infraestructura	48.113.469
Estudios y Proyectos para Inversión en Activo Fijo	27.230.000
- Activos Intangibles	32.915.158
C. Resultado Financiero: Superávit	**6.447.053.656**
III. Cuenta Financiera	
A. Recursos Financieros	**6.662.753.656**
- Activos Financieros	215.700.000
Disminución de Caja y Bancos	215.700.000
- Superávit Financiero	6.447.053.656
B. Aplicaciones Financieras	**6.662.753.656**
- Activos Financieros	500.000.000
Adquisición de Otras Inversiones Financieras	500.000.000
- Pasivos Financieros	6.162.753.656
Servicio de la Deuda Pública y Disminución de otros Pasivos	6.162.753.656
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.402.109.177
Disminución de Otras Cuentas y Efectos a Pagar	4.760.644.479

A0083
Universidad de Los Andes (ULA)

UNIVERSIDAD DE LOS ANDES (ULA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad de Los Andes, es una comunidad de intereses espirituales que reúne a profesores y estudiantes comprometidos en la procura de la verdad y el afianzamiento de los valores trascendentales del hombre, mediante el cultivo del saber y de las artes; ejerciendo con su acervo científico, tecnológico,cultural, función rectora y crítica en la educación, la cultura, la ciencia y la tecnología, sustentada en principios de democracia participativa, libertad, respeto, ética, probidad, excelencia, equidad, liderazgo, competitividad y pertinencia; para contribuir al bienestar de la sociedad y de la humanidad, bajo un claro designio de justicia (Extraída de Bitácora, 2000 y de reflexiones del Consejo Superior Universitario-ULA, Nov. 2000).

En el marco de su Misión, para el ejercicio fiscal 2004, la Universidad de Los andes basa sus acciones en las siguientes estrategias y objetivos:

Algunas Estrategias Institucionales Propuestas Para La Universidad De Los Andes

- Redimensionar y simplificar el funcionamiento de la gestión y administración universitaria.
- Incorporar a la comunidad universitaria a los planes de desarrollo del país y asumir su rol creativo como vanguardia intelectual y humana.
- Incentivar al personal docente y de investigación jubilado, de destacada labor y cuya presencia en la Universidad siga siendo requerida, para seguir colaborando activamente dentro de la institución.
- Optimizar la utilización de recursos teleinformáticos en todas las áreas del quehacer universitario.
- Modernizar el pregrado, adecuando la estructura curricular a las necesidades de la sociedad y del desarrollo del país.
- Convertir la competencia, la excelencia y la formación continua en el motor permanente para la búsqueda de la eficiencia y la eficacia institucional.
- Promover el mejoramiento de los programas de postgrado a fin de estar en consonancia con los requerimientos de recursos humanos, capaces de asumir los retos que la ciencia y la educación superior exigen al proceso académico, administrando eficiente y efectivamente los recursos asignados.
- Fortalecer y expandir la excelencia que ha caracterizado a algunas unidades académicas, a todo el ámbito institucional, apoyándose en su experiencia acumulada.
- Gestionar el adecuado financiamiento a los programas de estímulo al investigador.
- Estimular tanto los proyectos de investigación básica como aquellos que vinculan la labor de búsqueda científica, tecnológica, humanística y social, al logro de soluciones de problemas específicos del entorno territorial.
- Desarrollar proyectos de administración de recursos humanos de la Universidad (ingreso, selección, permanencia, estímulo y egreso de profesores, personal administrativo, técnico y obrero).
- Continuar el desarrollo del Sistema de Evaluación y Acreditación Institucional.
- Privilegiar el papel de los departamentos, cátedras, grupos, laboratorios como unidades de ejecución directa de la docencia, la investigación y la extensión.

- Promover alianzas estratégicas con el sector privado, nacional y regional, para la creación y gestión de empresas.
- Apoyar la formulación del Plan de Desarrollo Físico Institucional.
- Estudiar las políticas de selección e ingreso y permanencia de los estudiantes.

Objetivos Institucionales

- Estudiar la transformación de las formas de gobierno y larganización académica y administrativa con el fin de alcanzar máximos niveles de eficiencia.
- Apoyar y propiciar propuestas y respuestas en la vida nacional en todos los órdenes en los que tenemos capacidad, experticia y adiestramiento.
- Mejorar la relación costo – rendimiento en la Universidad.
- Liderar la formación, capacitación y actualización de recursos humanos en el país.
- Propiciar la búsqueda de la excelencia, la eficacia y la eficiencia en el ámbito académico y administrativo.
- Fomentar los ingresos propios de la Institución.
- Mejorar la infraestructura física y los sistemas de telecomunicaciones al servicio más efectivo de la academia.
- Velar por el cumplimiento de los beneficios contractuales a fin de contrarrestar el efecto del deterioro socioeconómico sobre la comunidad universitaria.
- Lograr la imagen institucional, coherente y sólida, a través de una política de proyección de los medios.

Proyectos De Acción De La Universidad De Los Andes Vigentes Para El Ejercicio Fiscal 2004

Enmarcados dentro de las Estrategias y Objetivos Institucionales antes indicados, se ubican los siguientes Proyectos según Programa Presupuestario:

Programa Enseñanza

Dentro de este Programa para el ejercicio fiscal 2004, la ULA se propone como acciones prioritarias: adecuar los curriculums a las necesidades de este nuevo milenio, constante de los cambios que las innovaciones en materia tecnológica-educativa imperan; aumentar la cobertura en la atención del contingente estudiantil en la enseñanza de pregrado a 37.056 alumnos; igualmente en la enseñanza de postgrado atendiendo 3.054 participantes; diversificar la oferta de programas de postgrado acordes a las necesidades de la región y el país, y a las potencialidades de la Institución; incrementar la calidad de la enseñanza mediante el mantenimiento de los programas de formación y actualización de la planta académica.

Estas acciones prioritarias se concretan en los siguientes proyectos institucionales:

- Redefinición de la pertinencia, actualización y eficacia de las carreras de pregrado y de los programas de postgrado que ofrece la Institución.
- Definición de parámetros que expresen tamaños óptimos de matrícula, basados en la disponibilidad de recursos humanos y de infraestructura.
- Creación de la carrera de Ingeniería de la Producción en Agrosistemas en el Núcleo de Trujillo, en respuesta a estudio de necesidades de la región.

- Creación de la carrera de Técnico en Inspección Sanitaria a ser dictada e la Facultad de Medicina, en respuesta a estudio de necesidades en el país.

- Adaptación de los curriculums de postgrado a las necesidades de la sociedad, mediante la evaluación continua y permanente de los mismos.

Programa Investigación

La ULA en el área de investigación se propone: mayor vinculación entre la investigación, el postgrado y la extensión; fortalecimiento de laboratorios y grupos de investigación; incremento en el intercambio científico; incremento de la cuota de participación institucional en el Programa Nacional de Promoción al Investigador (PPI); incremento de la cantidad de académicos acreditados en el Programa de Estímulo al Investigador (PEI).

Estas acciones prioritarias se concretan en los siguientes proyectos institucionales:

- Apoyo a la investigación, mediante el financiamiento a laboratorios, Grupos e investigadores independientes.

- Actualización de la infraestructura tecnológica que apoya las labores de investigación

- Activación de los convenios interinstitucionales en pro de la investigación.

Programa Extensión

El propósito fundamental de la ULA para el ejercicio fiscal 2004 en materia de extensión es de destacar la acción Institucional dentro de la Región mediante:

- La utilización plena de los medios de difusión universitarios como alcances de las actividades académicas.
- Difusión de la acción universitaria en las áreas médico-asistencial, deportiva y cultural, acciones poco conocidas y de gran impacto en el ámbito regional.

- Consolidación de los programas de desarrollo de la cultura, el arte, y el deporte en el ámbito universitario y en la comunidad en general.

Programas De Apoyo Administrativo

La administración universitaria, como apoyo del quehacer académico, se propone aplicar los principios esenciales de eficiencia y eficacia en sus procesos mediante:

- La reestructuración de los servicios estudiantiles.

- La reestructuración de los sistemas de empresas universitarias.

- Evaluación de la ejecución del gasto y los resultados obtenidos.

- Apoyar el fortalecimiento y el uso del Fondo para el Financiamiento de Actividades que generen ingresos.

- Continuación del diseño e implementación de un Sistema de Información Administrativa.

- Estudio de normas para el ingreso del personal.

- Operacionalización del Sistema de Evaluación del Desempeño y de Adiestramiento del personal Administrativo, Técnico y de Servicio.

- Establecimiento de acuerdos con los gremios para incrementar la cobertura de los seguros de vida y HCM.

Programa Dirección Institucional

La Dirección Institucional la ULA se propone: la valoración y aprobación de Políticas Institucionales que coadyuven al mejor desenvolvimiento de labor universitaria; implantar la evaluación institucional e individual, como una práctica, un valor y una costumbre; mantener un clima organizacional de respeto a la pluralidad de pensamiento y de transparencia en la gestión institucional.

Dentro de este Programa se contemplan los siguientes proyectos de acción:

- Reformulación de la política de información gerencial y comunicacional de la Universidad.
- Reformulación de la política editorial de la ULA.
- La implantación del Sistema de Evaluación y Acreditación Universitaria.
- Desarrollo de medios telemáticos a fin de mantener informada a toda la comunidad sobre las acciones de los organismos de gobierno universitario.
- Implementar y ejecutar el proyecto "Centro de Desarrollo Rural Integral Sustentable de la Zona Sur del Lago de Maracaibo".

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**333.898.274.297**
- Transferencias para Financiar Gastos Corrientes	319.299.548.303
Del Sector Privado	3.249.173.515
Del Sector Público	316.050.374.788
De la Administración Central	315.900.374.788
– Recursos Ordinarios	224.289.266.100
– Gestión Fiscal	78.659.193.322
– Otras Fuentes de Financiamiento	12.951.915.366
De Entes Descentralizados	150.000.000
– Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU) – Parque Tecnológico (ULA)	150.000.000
- Ingresos por Actividades Propias	10.799.026.774
Ingresos no Tributarios	10.799.026.774
- Otros Ingresos Corrientes	3.799.699.220
Ingresos de la Propiedad	2.347.579.440
Otros	1.452.119.780
Recursos Financieros	**8.144.599.768**
- Activos Financieros	7.434.599.768
Disminución de Caja y Bancos	4.434.599.768
Disminución de Inversiones Temporales	3.000.000.000
- Incremento de Patrimonio	710.000.000
TOTAL	**342.042.874.065**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**299.401.863.724**
- Gastos de Consumo	186.747.695.670
Gastos de Personal	156.514.179.409
Materiales y Suministros	16.008.998.924
Servicios No Personales	14.224.517.337
- Otros Gastos Corrientes	112.654.168.054
Transferencias	112.654.168.054
Transferencias Corrientes al Sector Privado	54.391.984.218
Transferencias Corrientes al Sector Público	22.632.066
Otras Transferencias	58.239.551.770
Gastos de Capital	**11.917.648.216**
- Activos Reales	11.910.020.506
Repuestos y Reparaciones Mayores	82.662.720
Adquisición de Maquinarias y demás Equipos	8.111.110.761
Adquisición de Equipos de Transporte, Tracción y Elevación	33.000.000
Obras de Infraestructura - Estudios y Proyectos	536.043.680
Otros Activos Reales	3.147.203.345
- Activos Intangibles	7.627.710
Aplicaciones Financieras	**30.723.362.125**
- Activos Financieros	2.730.000.000
Concesión de Préstamos	1.250.000.000
Adquisición de Acciones y Participaciones de Capital	1.480.000.000
- Pasivos Financieros	27.993.362.125
Servicio de la Deuda Pública y Disminución de otros Pasivos	27.993.362.125
Disminución de Otras Cuentas y Efectos a Pagar	27.993.362.125
TOTAL	**342.042.874.065**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pre grado	Alumno	37.056
Egresados de Pregrado	Egresado	4.644
Matricula de Postgrado	Alumno	3.054
Egresados de Postgrado	Egresado	241
Actividades de Investigación	Proyecto	2.239
Actividades de Extensión	Curso	600
Asistencia Socioeconómica	Becario	4.100

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**5.594**	**68.767.516.919**
Directivo	160	523.479.564
Profesional y Técnico	1.096	12.778.570.697
Personal Administrativo	905	5.651.873.540
Personal Docente	2.104	41.229.096.773
Obrero	1.329	8.584.496.345
Personal Fijo a Tiempo Parcial	**70**	**517.313.304**
Profesional y Técnico	38	303.809.316
Personal Administrativo	4	16.118.484
Personal Docente	28	197.385.504
Personal Contratado	**640**	**4.174.721.616**
Profesional y Técnico	2	19.310.436
Personal Administrativo	1	5.147.772
Personal Docente	637	4.150.263.408
TOTAL	**6.304**	**73.459.551.839**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	119	245.943.852
II	247.105 _ 297.105	181	559.080.108
III	297.106 _ 347.106	49	191.622.672
IV	347.107 _ 397.107	87	397.197.996
V	397.108 _ 447.108	150	768.476.616
VI	447.109 _ 497.109	309	1.746.297.830
VII	497.110 _ 547.110	267	1.668.965.298
VIII	547.111 _ 597.111	245	1.675.056.752
IX	597.112 _ 647.112	182	1.359.970.384
X	647.113 _ 697.113	241	1.923.513.380
XI	697.114 _ 747.114	125	1.085.762.484
XII	747.115 _ 797.115	172	1.582.716.888
XIII	797.116 _ 847.116	68	671.183.444
XIV	847.117 _ 897.117	73	772.951.470
XV	897.118 _ 947.118	187	2.106.634.500
XVI	947.119 _ 997.119	64	741.430.396
XVII	997.120 Y MAS	2.456	47.378.251.424
	TOTAL	**4.975**	**64.875.055.494**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2	5.109.312
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	11	50.567.736
V	397.108 __ 447.108	139	710.079.419
VI	447.109 __ 497.109	293	1.658.695.620
VII	497.110 __ 547.110	283	1.769.034.824
VIII	547.111 __ 597.111	278	1.910.692.636
IX	597.112 __ 647.112	223	1.650.920.430
X	647.113 __ 697.113	64	512.138.267
XI	697.114 __ 747.114	25	215.217.212
XII	747.115 __ 797.115	9	82.455.793
XIII	797.116 __ 847.116	2	19.585.096
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**1.329**	**8.584.496.345**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**1.345**	**58.595.166.133**
- Jubilado	1331	58.240.016.925
- Pensionado	14	355.149.208
Administrativo	**1.452**	**23.814.979.777**
- Profesional y Técnico	852	16.147.791.688
- Jubilado	825	15.705.754.905
- Pensionado	27	442.036.783
- Apoyo	600	7.667.188.089
- Jubilado	569	7.329.645.543
- Pensionado	31	337.542.546
Obrero	**875**	**8.312.954.817**
- Jubilado	809	7.764.222.908
- Pensionado	66	548.731.909
TOTAL	**3.672**	**90.723.100.727**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	89.572.515.529
02	Investigación	18.030.984.170
03	Extensión	4.282.376.076
04	Protección Socioeconómica	29.599.671.355
05	Servicios Académicos	12.495.410.762
06	Servicios Administrativos Financieros	7.525.799.402
07	Servicios Generales	24.275.323.211
08	Planta Física y Equipamiento	1.010.937.837
09	Fomento	21.123.219.027
10	Dirección Institucional	8.267.485.047
99	Partidas no Asignables a Programas	125.859.151.649
	TOTAL	**342.042.874.065**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	156.514.179.409
4.02	Materiales y Suministros	16.008.998.924
4.03	Servicios no Personales	14.224.517.337
4.04	Activos Reales	11.917.648.216
4.05	Activos Financieros	2.730.000.000
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	27.993.362.125
4.07	Transferencias	112.654.168.054
	TOTAL	**342.042.874.065**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**333.898.274.297**
- Transferencias Para Financiar Gastos Corrientes	319.299.548.303
Del Sector Privado	3.249.173.515
- de Instituciones Privadas sin Fines Empresariales	3.249.173.515
Del Sector Público	316.050.374.788
De la Administración Central	315.900.374.788
– Recursos Ordinarios	224.289.266.100
– Gestión Fiscal	78.659.193.322
– Otras Fuentes de Financiamiento	12.951.915.366
De Entes Descentralizados	150.000.000
– Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU) – Parque Tecnológico (ULA)	150.000.000
- Ingresos por Actividades Propias	10.799.026.774
Ingresos no Tributarios	10.799.026.774
Venta de Bienes y Servicios	10.799.026.774
- Otros Ingresos Corrientes	3.799.699.220
Ingresos de la Propiedad	2.347.579.440
Intereses por Dinero en Depósito	1.935.079.440
Otros Ingresos de la Propiedad	412.500.000
Utilidades por inversiones en Empresas	50.000.000
Arrendamiento Muebles e Inmuebles	362.500.000
Otros	1.452.119.780
Otros Ingresos Diversos	1.452.119.780
B. Gastos Corrientes	**299.401.863.724**
- Gastos de Consumo	186.747.695.670
Gastos de Personal	156.514.179.409
Materiales y Suministros	16.008.998.924
Servicios No Personales	14.224.517.337
- Otros Gastos Corrientes	112.654.168.054
Transferencias	112.654.168.054
Transferencias Corrientes al Sector Privado	54.391.984.218
Pensiones, Jubilaciones y Becas	54.391.984.218
Transferencias Corrientes al Sector Público	22.632.066
Otras Transferencias al Sector Público	22.632.066
Otras Transferencias	58.239.551.770
Asistencia Social al Personal Pensionado	743.105.226
Asistencia Social al Personal Jubilado	42.774.164.692
Transferencias de Capital a otros Organismos	1.141.465.312
Indemnizaciones Temporales Unicas y por Pensiones y demás Prestaciones en Dinero	3.960.710.525
Transferencias Corrientes Diversas	9.620.106.015
C. Resultado Económico: Ahorro	**34.496.410.573**
II. Cuenta de Capital	
A. Recursos de Capital	**34.496.410.573**
- Ahorro en la Cuenta Corriente	34.496.410.573
B. Gastos de Capital	**11.917.648.216**
- Activos Reales	11.910.020.506
Repuestos y Reparaciones Mayores	82.662.720
Adquisición de Maquinarias y demás Equipos	8.111.110.761

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
Adquisición de Equipos de Transporte, Tracción y Elevación	33.000.000
Obras de Infraestructura	536.043.680
Otros Activos Reales	3.147.203.345
- Activos Intangibles	7.627.710
C. Resultado Financiero: Superávit	**22.578.762.357**
III. Cuenta Financiera	
A. Recursos Financieros	**30.723.362.125**
- Activos Financieros	7.434.599.768
Disminución de Caja y Bancos	4.434.599.768
Disminución de Inversiones Temporales	3.000.000.000
- Incremento de Patrimonio	710.000.000
- Superávit Financiero	22.578.762.357
B. Aplicaciones Financieras	**30.723.362.125**
- Activos Financieros	2.730.000.000
Concesión de Préstamos	1.250.000.000
Adquisición de Acciones y Participaciones de Capital	1.480.000.000
- Pasivos Financieros	27.993.362.125
Servicio de la Deuda Pública y Disminución de otros Pasivos	27.993.362.125
Disminución de Otras Cuentas y Efectos a Pagar	27.993.362.125

A0084

Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS CENTRALES RÓMULO GALLEGOS (UNERG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Experimental de los Llanos Centrales "Rómulo Gallegos" cumpliendo con el "deber ser" enmarcados en la Constitución de la República Bolivariana de Venezuela, Ley de Universidades y sus propios reglamentos, ha diseñado su presupuesto para dar cumplimiento a su Misión, Visión y objetivos principales alcanzables en su Plan Operativo 2004. En tal sentido, los objetivos de estas políticas son lograr una mayor pertinencia social, mejorar la seguridad en el acceso y desempeño de los estudiantes, elevar la calidad de la educación superior y optimizar la eficiencia en el manejo de los recursos.

El presupuesto está discriminado por áreas, programas y actividades para atender los servicios a prestar Enseñanza, Investigación, Extensión, Protección Socio Económica, Servicios Académicos-Administrativos y todos los que mandan los reglamentos. Igualmente fue elaborado considerando la Ley Orgánica de la Administración Financiera del Sector Público como base que permita regular la administración financiera y el sistema de control intemo.

Nuestra institución se encuentra inmersa en el proceso de transformación de un nuevo país, que se orienta por el proyecto ALMA MATER para el mejoramiento de la calidad y equidad de la educación universitaria Unergista hacia el logro de la excelencia académica con pertinencia social, la puesta en marcha del sistema de evaluación y acreditación institucional, manejando e interpretando los indicadores de gestión como herramienta sinérgicas y articulación entre los responsables de gestión académica y administrativa.

La evaluación constante de los indicadores alertarán y harán posible la corrección las posibles desviaciones en los procesos; mejorando la gestión y cuentas institucionales.

El presupuesto no puede ser un mecanismo de acción rígida, debe establecer alternativas factibles dependiendo de los requerimientos, revisión de políticas y logros de años anteriores para mejorar los futuros.

Así mismo, los presupuestos universitarios enmarcados en los planes operativos, originan las fuerzas impulsoras para facilitar la consecución de nuevas metas; ésta es la base del argumento a favor de los presupuestos variables o flexibles, que impiden que se encasillen las operaciones pertinentes, reflejando de manera precisa la distribución de recursos.

Objetivos Institucionales

De la misión y visión de la Universidad se derivan los siguientes objetivos institucionales:

- Formar profesionales universitarios en el área científica, tecnológica en ciencias puras y aplicadas y en otras áreas del saber a nivel de pre-grado y postgrado, en diferentes especialidades y menciones con el fin de que sean incorporados al desarrollo tecnológico del sector productivo del país en todas sus fases: investigación; desarrollo; innovación; planificación; diseño; dirección; operación y mantenimiento.

- Fortalecer la integración entre la universidad, las empresas, los organismos del estado y la comunidad, a los fines de cooperar en la realización de proyectos que permitan el desarrollo, la aplicación y la transferencia del conocimiento.

- Desarrollar programas de investigación en ciencia, tecnología y otras áreas del saber que estimulen el talento y la inventiva de las personas que hacen vida en la Universidad, orientados por necesidades prioritarias de carácter local, regional, nacional y universal.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**33.680.097.886**
- Transferencias para Financiar Gastos Corrientes	33.630.097.886
Del Sector Público	33.630.097.886
De la Administración Central	33.630.097.886
– Ingresos Ordinarios	23.877.369.499
– Gestión Fiscal	8.373.894.374
– Otras Fuentes de Financiamiento	1.378.834.013
- Ingresos por Actividades Propias	50.000.000
Ingresos no Tributarios	50.000.000
Ventas de Bienes y Servicios	50.000.000
Recursos de Capital	**52.553.598**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.553.598
Recursos Financieros	**100.000.000**
- Activos Financieros	100.000.000
Disminución de Caja y Bancos	100.000.000
TOTAL	**33.832.651.484**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**30.407.968.136**
- Gastos de Consumo	25.388.855.619
Gastos de Personal	23.572.525.537
Materiales y Suministros	291.643.739
Servicios No Personales	1.472.132.745
Otros Gastos de Instituciones Descentralizadas	52.553.598
Depreciación y Amortización	52.553.598
- Otros Gastos Corrientes	5.019.112.517
Transferencias	5.019.112.517
Transferencias Corrientes al Sector Privado	3.777.022.528
Otras Transferencias	1.242.089.989
Gastos de Capital	**525.535.987**
- Activos Reales	525.535.987
Repuestos y Reparaciones Mayores	75.910.595
Adquisición de Maquinarias y demás Equipos	314.924.362
Conservaciones Ampliaciones y Mejoras	134.701.030
Aplicaciones Financieras	**2.899.147.361**
- Pasivos Financieros	2.899.147.361
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.899.147.361
Disminución de Cuentas y Efectos a Pagar a Proveedores	51.548.550
Disminución de Cuentas y Efectos a Pagar a Contratistas	78.295.919
Disminución de Otras Cuentas y Efectos a Pagar	107.963.940
Disminución de Otros Pasivos no Circulantes	2.661.338.952
TOTAL	**33.832.651.484**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	14.684
Egresado de Pregrado	Egresado	1.473
Matrícula de Postgrado	Alumno	1.183
Egresado de Postgrado	Egresado	47

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**775**	**8.584.456.232**
Directivo	57	1.239.312.120
Profesional y Técnico	211	2.254.379.988
Personal Administrativo	130	755.506.644
Personal Docente	223	3.422.397.408
Obrero	154	912.860.072
Personal Fijo a Tiempo Parcial	**270**	**1.618.733.297**
Directivo	4	35.615.136
Profesional y Técnico	18	58.921.172
Personal Docente	247	1.524.196.989
Personal Contratado	**452**	**2.999.292.796**
Directivo	4	85.976.988
Profesional y Técnico	68	720.787.092
Personal Administrativo	46	264.414.242
Personal Docente	318	1.851.965.076
Obrero	16	76.149.398
TOTAL	**1.497**	**13.202.482.325**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	96	211.052.197
II	247.105 __ 297.105	24	77.297.132
III	297.106 __ 347.106	107	417.328.099
IV	347.107 __ 397.107	33	152.262.156
V	397.108 __ 447.108	101	520.288.560
VI	447.109 __ 497.109	76	432.136.472
VII	497.110 __ 547.110	72	449.635.876
VIII	547.111 __ 597.111	23	159.521.130
IX	597.112 __ 647.112	41	308.286.799
X	647.113 __ 697.113	233	1.820.136.744
XI	697.114 __ 747.114	21	181.744.476
XII	747.115 __ 797.115	58	533.146.596
XIII	797.116 __ 847.116	9	88.468.464
XIV	847.117 __ 897.117	42	446.806.956
XV	897.118 __ 947.118	25	279.246.996
XVI	947.119 __ 997.119	15	173.958.924
XVII	997.120 Y MAS	351	5.962.155.278
	TOTAL	**1.327**	**12.213.472.855**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	6	24.019.055
IV	347.107 _ 397.107	9	41.573.305
V	397.108 _ 447.108	59	300.687.752
VI	447.109 _ 497.109	36	202.838.565
VII	497.110 _ 547.110	21	131.976.548
VIII	547.111 _ 597.111	16	109.834.041
IX	597.112 _ 647.112	12	88.143.747
X	647.113 _ 697.113	8	64.381.715
XI	697.114 _ 747.114	3	25.554.742
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**170**	**989.009.470**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**43**	**1.330.761.704**
- Jubilado	38	1.289.315.528
- Pensionado	5	41.446.176
Administrativo	**72**	**695.920.764**
- Profesional y Técnico	**55**	**584.868.564**
- Jubilado	43	468.239.616
- Pensionado	12	116.628.948
- Apoyo	**17**	**111.052.200**
- Jubilado	9	62.437.944
- Pensionado	8	48.614.256
Obreros	**33**	**182.851.024**
- Jubilado	28	161.984.358
- Pensionado	5	20.866.666
TOTAL	**148**	**2.209.533.492**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	14.099.985.018
02	Investigación	1.658.200.664
03	Extensión	483.907.079
04	Protección Socio-económica	3.501.157.184
05	Servicios Académicos	708.545.342
06	Servicios Administrativo y Financiero	1.300.822.724
07	Servicios Generales	2.832.969.339
08	Planta Física y Equipamiento	500.994.350
09	Fomento	7.049.048
10	Dirección Institucional	2.062.850.847
99	Partidas no Asignables a Programas	6.676.169.889
	TOTAL	**33.832.651.484**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	23.572.525.537
4.02	Materiales y Suministros	291.643.739
4.03	Servicios no Personales	1.472.132.745
4.04	Activos Reales	525.535.987
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	2.899.147.361
4.07	Transferencias	5.019.112.517
4.08	Otros Gastos de Instituciones Descentralizadas	52.553.598
	TOTAL	**33.832.651.484**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**33.680.097.886**
- Transferencias Para Financiar Gastos Corrientes	33.630.097.886
Del Sector Público	33.630.097.886
De la Administración Central	33.630.097.886
– Ingresos Ordinarios	23.877.369.499
– Gestión Fiscal	8.373.894.374
– Otras Fuentes de Financiamiento	1.378.834.013
- Ingresos por Actividades Propias	50.000.000
Ingresos no Tributarios	50.000.000
Ventas de Bienes y Servicios	50.000.000
B. Gastos Corrientes	**30.407.968.136**
- Gastos de Consumo	25.388.855.619
Gastos de Personal	23.572.525.537
Materiales y Suministros	291.643.739
Servicios No Personales	1.472.132.745
Otros Gastos de Instituciones Descentralizadas	52.553.598
Depreciación y Amortización	52.553.598
- Otros Gastos Corrientes	5.019.112.517
Transferencias	5.019.112.517
Transferencias Corrientes al Sector Privado	3.777.022.528
Sueldos y otras Subvenciones Socioeconómicas Personal Pensionado	293.746.632
Sueldos y otras Subvenciones Socio económicas Personal Jubilado	3.483.275.896
Otras Transferencias	1.242.089.989
Otras Transferencias Corrientes Diversas	1.242.089.989
C. Resultado Económico: Ahorro	**3.272.129.750**
II. Cuenta de Capital	
A. Recursos de Capital	**3.324.683.348**
- Ahorro en la Cuenta Corriente	3.272.129.750
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	52.553.598
B. Gastos de Capital	**525.535.987**
- Activos Reales	525.535.987
Repuestos y Reparaciones Mayores	75.910.595
Adquisición de Maquinarias y demás Equipos	314.924.362
Conservaciones Ampliaciones y Mejoras	134.701.030
C. Resultado Financiero: Superávit	**2.799.147.361**
III. Cuenta Financiera	
A. Recursos Financieros	**2.899.147.361**
- Activos Financieros	100.000.000
Disminución de Caja y Bancos	100.000.000
- Superávit Financiero	2.799.147.361
B. Aplicaciones Financieras	**2.899.147.361**
- Pasivos Financieros	2.899.147.361
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.899.147.361
Disminución de Cuentas y Efectos a Pagar a Proveedores	51.548.550
Disminución de Cuentas y Efectos a Pagar a Contratistas	78.295.919
Disminución de Otras Cuentas y Efectos a Pagar	107.963.940
Disminución de Otros Pasivos no Circulantes	2.661.338.952

A0085
Universidad Nacional Experimental Rafael
María Baralt (UNERMB)

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT (UNERMB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Experimental "Rafael María Baralt" (UNERMB), inició actividades a comienzos del año 1982, y cuyo objetivo es la formación de profesionales en los niveles de Pregrado y Postgrado, presentando una oferta académica por áreas de conocimiento y carreras en especialidades como: gerencia industrial, educación, matemáticas y física e ingeniería mecánica para Pregrado; en el ámbito de Postgrado ofrece las especialidades de gerencia de recursos humanos, gerencia financiera, administración de la educación básica y docencia en educación superior, tendentes al desarrollo del país.

Acorde con su visión estratégica la UNERMB, se enrumba proactivamente en un proceso de transformación que requiere de una planificación precisa para partir de realidades que dirijan sus logros futuros; de manera coherente que le permita interactuar entre los subsistemas internos, también entre nuestro sistema y el sistema exterior, que sea viable en cuanto a la posibilidad de nuestras fortalezas y que permita atacar y disminuir las debilidades y operativos a fin de lograr su implantación y lograr objetivos parciales y metas.

Hacia el alcance de los objetivos trazados la Universidad propone:

- Incorporar el uso de todas las tecnologías tendentes a lograr resultados eficaces y eficientes en todas sus actividades.
- Lograr pertinencia, eficacia y eficiencia como criterios decisión fundamental.
- La racionalidad como norte de sus actividades administrativas y académicas.
- Lograr competitividad como elemento fundamental de sus estrategias de supervivencia y crecimiento.
- Desarrollo de Programas Docentes orientados a la Formación de Profesionales de aceptación en el mercado de trabajo.

La UNERMB, a través del Proyecto de la Ley de Presupuesto de Ingresos y Gastos del Año 2004, define las asignaciones presupuestarias de los Programas y Actividades, como medio para la consecución de los fines fundamentales de la Docencia, la Investigación y Extensión, de conformidad con los lineamientos establecidos en el Plan Operativo Anual y en concordancia con los criterios impartidos por la Oficina de Planificación del Sector Universitario.

Con base a lo anterior, la formulación del Presupuesto se orienta, como sigue:

- Vincular las asignaciones del presupuesto, los objetivos y metas del Plan Operativo Anual de la Institución.
- Garantizar la asignación de recursos a los Programas de Enseñanza, Investigación, Extensión, Cultura y Deporte, con el fin de dar continuidad al desarrollo integral de la educación en el ámbito de la Costa Oriental del Lago de Maracaibo.
- La Institución centra su compromiso en la búsqueda de la verdad y el desarrollo integral del ser humano, mediante la generación, aplicación y difusión de conocimientos, la formación de profesionales de alto nivel y la prestación de servicios en las áreas científicas, humanísticas y tecnológicas, realizando funciones de investigación, docencia y extensión; contribuyendo al desarrollo regional, nacional y mundial.
- Racionalización y Optimización del Recurso Humano (Administrativo y Obrero).
- Estudiar los movimientos del Personal Administrativo y Obrero de las diferentes unidades y tramitar la autorización del Ciudadano Rector a través del Vice-Rectorado Administrativo.

- Cubrir las ausencias del Personal Administrativo y Obrero con un mínimo de personal en los casos estrictamente necesarios.
- Formación del Personal Docente y de Investigación de la Institución de Cuarto y Quinto Nivel.
- Se fortalecerá el desarrollo de los Programas de Financiamiento de los estudios de cuarto y quinto nivel, dirigidos al Personal Docente y de Investigación de la Institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**35.580.161.375**
- Transferencias para Financiar Gastos Corrientes	34.858.121.375
Del Sector Público	34.858.121.375
De la Administración Central	34.858.121.375
- Ingresos Ordinarios	24.749.266.176
- Gestión Fiscal	8.679.672.223
- Otras Fuentes de Financiamiento	1.429.182.976
- Ingresos por Actividades Propias	596.640.000
Ingresos no Tributarios	596.640.000
Venta de Bienes y Servicios	596.640.000
- Otros Ingresos Corrientes	125.400.000
Ingresos de la Propiedad	125.400.000
Intereses por Dinero en Depósito	125.400.000
Recursos Financieros	**2.693.745.344**
- Activos Financieros	2.693.745.344
Disminución de Caja y Bancos	2.693.745.344
TOTAL	**38.273.906.719**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**34.085.518.725**
- Gastos de Consumo	32.412.592.765
Gastos de Personal	28.019.581.666
Materiales y Suministros	694.466.962
Servicios No Personales	3.698.544.137
- Otros Gastos Corrientes	1.672.925.960
Transferencias	1.672.925.960
Transferencias Corrientes al Sector Privado	1.195.739.850
Otras Transferencias	477.186.110

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos de Capital	**614.834.066**
- Activos Reales	614.834.066
Adquisición de Maquinarias y demás Equipos	614.834.066
Aplicaciones Financieras	**3.573.553.928**
- Pasivos Financieros	3.573.553.928
Servicio de la Deuda Pública y Disminución de otros Pasivos	3.573.553.928
Disminución de Cuentas y Efectos a Pagar a Proveedores	472.029.217
Disminución de Otros Pasivos Circulantes	1.101.401.507
Disminución de Otros Pasivos no Circulantes	2.000.123.204
TOTAL	**38.273.906.719**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	15.500
Egresado de Pregrado	Egresado	890
Matrícula de Postgrado	Alumno	1.200
Egresado de Postgrado	Egresado	190
Actividades de Investigación	Proyecto	26
Actividades de Extensión	Taller, Charla, Curso	65
Asistencia Socio-económica	Becario	670

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**813**	**13.084.229.115**
Directivo	14	387.231.744
Profesional y Técnico	167	2.083.641.864
Personal Administrativo	123	721.678.080
Personal Docente	443	9.135.291.228
Personal de Investigación	12	339.134.364
Obrero	54	417.251.835
Personal Fijo a Tiempo Parcial	**39**	**306.030.540**
Profesional y Técnico	10	115.453.848
Personal Docente	29	190.576.692
Personal Contratado	**103**	**1.125.841.140**
Profesional y Técnico	14	162.329.256
Personal Administrativo	5	25.340.784
Personal Docente	79	843.783.612
Personal de Investigación	5	94.387.488
TOTAL	**955**	**14.516.100.795**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2	4.813.248
II	247.105 __ 297.105	3	9.129.072
III	297.106 __ 347.106	2	7.219.872
IV	347.107 __ 397.107	18	83.539.800
V	397.108 __ 447.108	32	160.160.736
VI	447.109 __ 497.109	59	331.061.448
VII	497.110 __ 547.110	24	150.321.480
VIII	547.111 __ 597.111	27	183.233.016
IX	597.112 __ 647.112	33	243.259.656
X	647.113 __ 697.113	15	121.701.156
XI	697.114 __ 747.114	13	112.129.152
XII	747.115 __ 797.115	18	165.636.300
XIII	797.116 __ 847.116	17	167.465.460
XIV	847.117 __ 897.117	12	126.475.668
XV	897.118 __ 947.118	16	179.114.628
XVI	947.119 __ 997.119	15	174.282.168
XVII	997.120 Y MAS	595	11.879.306.100
	TOTAL	**901**	**14.098.848.960**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	1	5.308.008
VI	447.109 __ 497.109	1	5.715.516
VII	497.110 __ 547.110	2	12.633.888
VIII	547.111 __ 597.111	13	88.704.996
IX	597.112 __ 647.112	17	127.326.564
X	647.113 __ 697.113	8	64.823.436
XI	697.114 __ 747.114	6	52.169.892
XII	747.115 __ 797.115	3	27.836.004
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	2	21.015.912
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119	1	11.717.619
XVII	997.120 Y MAS		
	TOTAL	**54**	**417.251.835**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**20**	**750.974.022**
- Jubilado	12	634.312.714
- Pensionado	8	116.661.308
Administrativo	**7**	**138.529.744**
- Profesional y Técnico	5	110.359.043
- Jubilado	4	91.738.288
- Pensionado	1	18.620.755
- Apoyo	**2**	**28.170.701**
- Jubilado	1	17.209.651
- Pensionado	1	10.961.050
TOTAL	**27**	**889.503.766**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	18.695.938.170
02	Investigación	1.037.713.442
03	Extensión	1.004.706.664
04	Protección Socio Económica	4.836.104.481
05	Servicios Académicos	889.552.487
06	Servicios Administrativos Financieros	1.969.313.764
07	Servicios Generales	3.599.028.394
08	Planta Física y Equipamiento	68.750.000
09	Fomento	9.200.000
10	Dirección Institucional	1.385.837.031
99	Partidas no Asignables a Programas	4.777.762.286
	TOTAL	**38.273.906.719**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	28.019.581.666
4.02	Materiales y Suministros	694.466.962
4.03	Servicios no Personales	3.698.544.137
4.04	Activos Reales	614.834.066
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	3.573.553.928
4.07	Transferencias	1.672.925.960
	TOTAL	**38.273.906.719**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**35.580.161.375**
- Transferencias Para Financiar Gastos Corrientes	34.858.121.375
Del Sector Público	34.858.121.375
De la Administración Central	34.858.121.375
– Ingresos Ordinarios	24.749.266.176
– Gestión Fiscal	8.679.672.223
– Otras Fuentes de Financiamiento	1.429.182.976
- Ingresos por Actividades Propias	596.640.000
Ingresos no Tributarios	596.640.000
Venta de bienes y servicios	596.640.000
- Otros Ingresos Corrientes	125.400.000
Ingresos de la Propiedad	125.400.000
Intereses por Dinero en Depósito	125.400.000
B. Gastos Corrientes	**34.085.518.725**
- Gastos de Consumo	32.412.592.765
Gastos de Personal	28.019.581.666
Materiales y Suministros	694.466.962
Servicios No Personales	3.698.544.137
- Otros Gastos Corrientes	1.672.925.960
Transferencias	1.672.925.960
Transferencias Corrientes al Sector Privado	1.195.739.850
Asistencia Social Personal Jubilado	889.773.767
Becas universitarias en el País	305.966.083
Otras Transferencias	477.186.110
Transferencias Corrientes Diversas	477.186.110
C. Resultado Económico: Ahorro	**1.494.642.650**
II. Cuenta de Capital	
A. Recursos de Capital	**1.494.642.650**
-Ahorro en la Cuenta Corriente	1.494.642.650
B. Gastos de Capital	**614.834.066**
- Activos Reales	614.834.066
Adquisición de Maquinarias y demás Equipos	614.834.066
C. Resultado Financiero: Superávit	**879.808.584**
III. Cuenta Financiera	
A. Recursos Financieros	**3.573.553.928**
- Activos Financieros	2.693.745.344
Disminución de Caja y Bancos	2.693.745.344
- *Superávit Financiero*	879.808.584
B. Aplicaciones Financieras	**3.573.553.928**
- Pasivos Financieros	3.573.553.928
Servicio de la Deuda Pública y Disminución de otros Pasivos	3.573.553.928
Disminución de Cuentas y Efectos a Pagar a Proveedores	472.029.217
Disminución de Otros Pasivos Circulantes	1.101.401.507
Disminución de Otros Pasivos no Circulantes	2.000.123.204

A0086
Universidad Nacional Experimental Simón
Bolívar (USB)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN BOLÍVAR (USB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Experimental Simón Bolívar (USB) es una comunidad académica, innovadora, participativa, productiva y plural, en permanente aprendizaje y desarrollo, y comprometida con la excelencia, cuya misión fundamental es contribuir significativamente con:

- La formación - sustentada en valores éticos - de ciudadanos libres, líderes emprendedores, de alta calidad profesional y humana, orientados hacia la creatividad, la innovación, la producción, la sensibilidad y la solidaridad social.
- La búsqueda y transmisión universal del saber, la generación, difusión y aplicación del conocimiento; dentro de un foro libre, abierto y crítico.
- La transferencia directa de su labor investigativa, académica, creativa y productiva, a manera de soluciones y respuestas a las necesidades y demandas de la sociedad, a cuyo servicio se encuentra, en pos de un mundo mejor.

La Universidad entiende esta misión como su particular manera de participar activamente en el logro de una sociedad más justa, y de promover el desarrollo armónico y sustentable de sus dimensiones sociales, políticas, culturales y económicas.

Visión de Futuro

En su visión de futuro, la USB se ve a sí misma como un centro de excelencia, con destacado posicionamiento en el campo técnico y científico; con un modelo educativo centrado en el estudiante, a través de programas de investigación, desarrollo y creación transdisciplinarios e integrados; apoyada en una estructura organizacional dinámica; integrada y comprometida con su entorno.

Objetivos y Metas

Los principales objetivos y metas a alcanzar se circunscriben a las tres áreas fundamentales del quehacer académico:

Curriculum, aprendizaje, enseñanza y evaluación.

- Evaluar, actualizar permanentemente y acreditar los programas académicos.
- Mejorar los procesos de enseñanza-aprendizaje.
- Fortalecer el postgrado.
- Aplicar criterios que favorezcan la equidad y justicia social en el ingreso y permanencia en la USB.
- Impulsar la formación y actualización docente.

Investigación

- Impulsar la formación y actualización docente.
- Investigar para generar, divulgar y aplicar el conocimiento.
- Consolidar la actividad de creación, investigación y desarrollo.

Extensión

- Promover esquemas de cooperación para el desarrollo.
- Implementar la cooperación para el desarrollo.

Financiamiento y Metas Físicas

Para la consecución de los objetivos planteados, en el año 2004 se dispondrán de Bs. 158,15 millardos, de los cuales el 96% corresponden al aporte del Ejecutivo Nacional, 2% a ingresos por actividades propias y otros ingresos corrientes y el resto, 2%, provienen del saldo de caja.

A nivel del presupuesto de gastos, el mayor porcentaje (75%) se dedica a cubrir las nóminas de pago (personal activo y jubilado) donde además se incluyen los beneficios socioeconómicos al personal (primas, compensaciones, bono vacacional, aguinaldo, plan salud, etc.). Para financiar otros gastos de funcionamiento (materiales y servicios) se dedica el 11%, a inversión el 6% y para cubrir la deuda administrativa se estima el 8%.

Con los recursos indicados se atenderán, en el año 2004, de 8.015 estudiantes en pregrado y 1.483 en postgrado. La estimación de los nuevos inscritos es de 1.556 en pregrado y 689 en postgrado. La estimación del número de egresados es 1.551, de los cuales 1.245 corresponden a pregrado y 306 a postgrado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**154.880.527.192**
- Transferencias para Financiar Gastos Corrientes	151.574.527.192
Del Sector Público	151.574.527.192
De la Administración Central	107.617.914.306
– Ingresos Ordinarios	107.617.914.306
– Gestión Fiscal	37.742.057.271
– Otras Fuentes de Financiamiento	6.214.555.615
- Ingresos por Actividades Propias	1.784.000.000
Ingresos no Tributarios	1.784.000.000
Venta de Bienes y Servicios	1.784.000.000
- Otros Ingresos Corrientes	1.522.000.000
Ingresos por Aportes y Contribuciones	1.000.000.000
Otros	522.000.000
Recursos de Capital	**213.400.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	213.400.000
Recursos Financieros	**3.055.984.313**
- Activos Financieros	3.055.984.313
Disminución de Caja y Bancos	3.055.984.313
TOTAL	**158.149.911.505**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**135.410.495.330**
- Gastos de Consumo	94.266.033.565
Gastos de Personal	76.494.021.290
Materiales y Suministros	2.794.078.925
Servicios No Personales	14.764.533.350
Otros Gastos de Instituciones Descentralizadas	213.400.000
Depreciación y Amortización	213.400.000
- Otros Gastos Corrientes	41.144.461.765
Transferencias	41.144.461.765
Transferencias Corrientes al Sector Privado	18.068.983.981
Transferencias Corrientes al Sector Público	593.447.504
Otras Transferencias	22.482.030.280
Gastos de Capital	**8.970.761.422**
- Activos Reales	8.502.572.986
Repuestos y Reparaciones Mayores	417.088.475
Adquisición de Maquinarias y demás Equipos	5.824.772.442
Obras de Infraestructura - Estudios y Proyectos	430.546.624
Otros Activos Reales	1.830.165.445
- Activos Intangibles	468.188.436
Aplicaciones Financieras	**13.768.654.753**
- Pasivos Financieros	13.768.654.753
Servicio de la Deuda Pública y Disminución de otros Pasivos	13.768.654.753
Disminución de Otros Pasivos Circulantes	13.768.654.753
TOTAL	**158.149.911.505**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	8.015
Egresados de Pregrado	Egresado	1.244
Matrícula de Postgrado	Alumno	1.483
Egresados de Postgrado	Egresado	306
Actividades de Investigación	Proyecto	119
Actividades de Extensión	Curso	490
Asistencia Socio-económica	Becario	2.607

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1.585**	**30.029.036.862**
Directivo	35	1.985.348.138
Profesional y Técnico	483	8.570.336.287
Personal Administrativo	284	3.323.366.345
Personal Docente	585	14.733.704.688
Obrero	198	1.416.281.404
Personal Fijo a Tiempo Parcial	**260**	**2.310.937.724**
Personal Docente	260	2.310.937.724
Personal Contratado	**611**	**5.423.999.135**
Profesional y Técnico	75	1.129.546.056
Personal Administrativo	76	1.175.649.977
Personal Docente	460	3.118.803.102
TOTAL	**2.456**	**37.763.973.721**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	101	481.293.684
V	397.108 _ 447.108	85	456.050.160
VI	447.109 _ 497.109	98	584.600.184
VII	497.110 _ 547.110	105	689.358.600
VIII	547.111 _ 597.111	98	702.202.536
IX	597.112 _ 647.112	78	605.696.832
X	647.113 _ 697.113	65	543.748.140
XI	697.114 _ 747.114	83	744.125.544
XII	747.115 _ 797.115	157	1.501.764.660
XIII	797.116 _ 847.116	168	1.707.785.856
XIV	847.117 _ 897.117	267	2.874.362.868
XV	897.118 _ 947.118	94	1.068.349.104
XVI	947.119 _ 997.119	212	2.536.670.735
XVII	997.120 Y MAS	647	21.851.683.414
	TOTAL	**2.258**	**36.347.692.317**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	40	254.431.799
VIII	547.111 __ 597.111	124	869.459.307
IX	597.112 __ 647.112		
X	647.113 __ 697.113	12	97.794.973
XI	697.114 __ 747.114	22	194.595.325
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**198**	**1.416.281.404**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**413**	**19.268.101.985**
- Jubilado	367	17.808.013.332
- Pensionado	46	1.460.088.653
Administrativo	**644**	**18.925.469.131**
- Profesional Y Técnico	216	13.626.187.003
- Jubilado	209	12.807.150.868
- Pensionado	7	819.036.135
- Apoyo	428	5.299.282.128
- Jubilado	360	4.710.186.974
- Pensionado	68	589.095.153
Obrero	**105**	**1.300.585.994**
- Jubilado	77	1.019.899.159
- Pensionado	28	280.686.835
TOTAL	**1162**	**39.494.157.110**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	40.651.997.563
02	Investigación	7.451.137.270
03	Extensión	2.364.894.913
04	Protección Socio-económica	13.653.569.684
05	Servicios Académicos	10.815.932.445
06	Servicios Administrativos Financieros	4.838.101.963
07	Servicios Generales	15.835.103.768
08	Planta Física y Equipamiento	2.279.468.109
09	Fomento	534.000.000
10	Dirección Institucional	6.249.493.914
99	Partidas no Asignables a Programas	53.476.211.876
	TOTAL	**158.149.911.505**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	76.494.021.290
4.02	Materiales y Suministros	2.794.078.925
4.03	Servicios no Personales	14.764.533.350
4.04	Activos Reales	8.970.761.422
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	13.768.654.753
4.07	Transferencias	41.144.461.765
4.08	Otros Gastos de Instituciones Descentralizadas	213.400.000
	TOTAL	**158.149.911.505**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**154.880.527.192**
- Transferencias Para Financiar Gastos Corrientes	151.574.527.192
Del Sector Público	151.574.527.192
De la Administración Central	107.617.914.306
– Ingresos Ordinarios	107.617.914.306
– Gestión Fiscal	37.742.057.271
– Otras Fuentes de Financiamiento	6.214.555.615
- Ingresos por Actividades Propias	1.784.000.000
Ingresos no Tributarios	1.784.000.000
Ventas de Bienes y Servicios	1.784.000.000
- Otros Ingresos Corrientes	1.522.000.000
Ingresos por Aportes y Contribuciones	1.000.000.000
Ingresos por Aportes y Contribuciones Fonjusibo	1.000.000.000
Otros	522.000.000
Otros ingresos ajenos a la operación	522.000.000
B. Gastos Corrientes	**135.410.495.330**
- Gastos de Consumo	94.266.033.565
Gastos de Personal	76.494.021.290
Materiales y Suministros	2.794.078.925
Servicios No Personales	14.764.533.350
Otros Gastos de Instituciones Descentralizadas	213.400.000
Depreciación y Amortización	213.400.000
- Otros Gastos Corrientes	41.144.461.765
Transferencias	41.144.461.765
Transferencias Corrientes al Sector Privado	18.068.983.981
Pensiones	1.580.761.159
Jubilaciones	15.449.285.678
Becas Universitarias en el País	949.414.090
Donaciones a personas	89.523.054
Transferencias Corrientes al Sector Público	593.447.504
Transferencias corrientes a la administración central	578.712.692
Transferencias corrientes a otros organismos del sector público	14.734.812
Otras Transferencias	22.482.030.280
Asistencia Social al Personal Pensionado	1.555.919.263
Asistencia Social al Personal Jubilado	20.908.191.023
Transferencias al Exterior para Financiar Gastos Corrientes	17.319.994
Otras Transferencias al Exterior	600.000
C. Resultado Económico: Ahorro	**19.470.031.862**
II. Cuenta de Capital	
A. Recursos de Capital	**19.683.431.862**
- Ahorro en la Cuenta Corriente	19.470.031.862
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	213.400.000
B. Gastos de Capital	**8.970.761.422**
- Activos Reales	8.502.572.986
Repuestos y Reparaciones Mayores	417.088.475
Adquisición de Maquinarias y demás Equipos	5.824.772.442
Obras de Infraestructura	430.546.624
Otros Activos Reales	1.830.165.445
- Activos Intangibles	468.188.436

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
C. Resultado Financiero: Superávit	**10.712.670.440**
III. Cuenta Financiera	
A. Recursos Financieros	**13.768.654.753**
- Activos Financieros	3.055.984.313
Disminución de Caja y Bancos	3.055.984.313
- Superávit Financiero	10.712.670.440
B. Aplicaciones Financieras	**13.768.654.753**
- Pasivos Financieros	13.768.654.753
Servicio de la Deuda Pública y Disminución de otros Pasivos	13.768.654.753
Disminución de Otros Pasivos Circulantes	13.768.654.753

A0087
Universidad Nacional Abierta (UNA)

UNIVERSIDAD NACIONAL ABIERTA (UNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Abierta (UNA) es una institución Experimental de Educación Superior, organizada para impartir educación abierta y a distancia, orientada sobre la base de los fundamentos: Educación para la democratización; educación para la innovación y educación para el desarrollo autónomo.

La Universidad desarrollará sus acciones, de acuerdo a los siguientes objetivos y estrategias:

Objetivos Institucionales:

- Formar profesionales que actúen sobre el sistema social, como agentes del cambio cualitativo que demanda la nación.
- Desarrollar, implementar y administrar nuevas estrategias de enseñanza–aprendizaje, elevar el rendimiento académico y optimizar la efectividad de los recursos disponibles.
- Adecuar el aporte económico del Estado para la Universidad, al logro de las políticas nacionales de desarrollo de recursos humanos y del mejoramiento de la capacidad de la población venezolana, para contribuir a incrementar la productividad del país.
- Incrementar la eficiencia de la inversión educativa, a fin de optimizar el rendimiento de los recursos económicos asignados por el Estado a la Universidad.
- Desarrollar la investigación vinculada a la solución de problemas que demandan las áreas prioritarias de desarrollo y especialmente en el campo de la educación.
- Estimular, mediante la acción cultural, la identificación de la población del país con los valores auténticos de la cultura nacional, latinoamericana y universal.
- Realizar investigaciones; evaluar experiencias en los campos de la educación abierta y a distancia y coordinar la labor de la Universidad con las gestiones del Ministerio de Educación Superior y otros Organismos, en el área de educación no formal y en otros niveles educativos.
- Desarrollar y expandir la extensión universitaria como educación continua, como acción social y asistencia técnica.

Estrategias

En el marco de estos principios y objetivos institucionales, la UNA para el ejercicio fiscal 2004 realizará sus acciones, de acuerdo a las siguientes estrategias:

- Fortalecer, actualizar y ampliar la oferta académica de la UNA.
- Adecuar el sistema de la Universidad Nacional Abierta a las innovaciones tecnológicas.
- Perfeccionamiento de procedimiento confiable de evaluación estudiantil.
- Fomento de un plan intensivo, dinámico y continuo de captación, selección, capacitación, formación y desarrollo del capital humano en áreas prioritarias para la Universidad.
- Diseñar y aplicar nuevas estrategias de evaluación del rendimiento académico.
- Promover el uso instruccional de las tecnologías de información y comunicación en el plan de estudios.

- Seguimiento y evaluación permanente de los diseños curriculares orientados a garantizar su pertinencia, actualidad y prospectividad.

- Optimizar la calidad académica de la Institución, mediante el diseño e instrumentación de mecanismos de evaluación, en función de indicadores de calidad propios del sistema.

- Promover convenios y alianzas estratégicas con organismos nacionales e internacionales, públicos y privados en áreas prioritarias para la Universidad.

- Proponer y desarrollar líneas de investigación requeridas por la Institución, que permitan orientar los trabajos de grado, ascenso, tesis e informes de año sabático.

- Afianzar la extensión universitaria en su componente de acción social y en el currículo de las carreras.

Programas y Proyectos:

Sobre la base de estos objetivos y estrategias institucionales, se presentan a continuación los programas y proyectos mas relevantes formulados en el Plan Operativo 2.004:

- Implantación de los ajustes curriculares debidamente aprobados y tomando en cuenta los principios, que formula la Comisión Nacional de Currículo: pertinencia social, integridad y calidad. Se implementaran los ajustes curriculares de las carreras y áreas:

 - Ingeniería Industrial.
 - Ingeniería de Sistemas.
 - Educación mención Educación Matemática.
 - Educación mención Dificultades de Aprendizaje.
 - Educación mención Preescolar.
 - Componente Docente (bloque de asignaturas que conforman una unidad estructural al servicio de las diferentes carreras del Área de Educación).
 - Área de Estudios Generales.
 - Área de Administración y Contaduría (plan de transición).

- Propuesta de los diseños curriculares de la mención Integral de la Carrera Educación y de la Carrera Educación Especial mención Dificultades de Aprendizaje.

- Evaluación del diseño curricular del Área de Matemática.

- Descentralización de la Evaluación de los Aprendizajes.

- Elaboración de planes de cursos como instrumentos de planificación de la acción pedagógica de la universidad, y de utilidad para el estudiante en el proceso enseñanza-aprendizaje.

- Propuesta de nuevas estrategias de evaluación del rendimiento académico.

- Producción de materiales instruccionales en formatos impresos, audiovisuales y telemáticos.

- Incorporación de las tecnologías de información y comunicación en los medios instruccionales.

- Dictado de los programas de Educación Continua: Capacitación Docente, Gerencia Educativa, Asistente de Servicios de Información, Mejoramiento de la Calidad del Docente, Desarrollo Gerencial, Didáctica de las Ciencias Sociales, Gerencia de Proyectos de Investigación.

- Desarrollo de los proyectos de acción social: Acción preventiva en el uso de las drogas a nivel de la población estudiantil, Proyecto socio educativo ambiental en las comunidades de Delta Amacuro; Alfabetización, Tres Situaciones de Riesgo Socio- educativos; Mejoramiento de las Habilidades lectoras; Maltrato al niño y al adolescente, Atención en las cárceles, Atención al adulto mayor, Formación de estudiantes en la Región, Familia; Escuela y lenguaje y escuelas para padres.

- A nivel de estudios de Post Grado, se desarrollarán los siguientes programas:

 - Continuación y profundización de la Maestría en Educación a Distancia.

 - Apertura del Curso de Especialización en Telemática e Informática Educativa.

 - Apertura de Cursos de Ampliación en diferentes Áreas.

- Diseño y desarrollo de Programas de Capacitación y formación del personal docente en las áreas de:

 - Diseño Curricular.
 - Diseño Instruccional.
 - Asesoría y Orientación.
 - Uso de las Nuevas Tecnologías de información y comunicación.
 - Producción de Materiales instruccionales.

- Programas de Formato a la Investigación, de acuerdo a prioridades institucionales.

- Proyectos de Investigación que tienen como áreas de estudios:

 - El sistema de Educación a Distancia.
 - La introducción de las nuevas tecnologías en los procesos de enseñanza-aprendizaje.
 - Diseño y aplicación de modelos de desarrollo organizacional para el mejoramiento de la calidad de servicio que presta la universidad.
 - Diseño y propuesta de líneas de investigación que sirvan de marco referencial para el desarrollo de investigaciones que apoyen los estudios de pregrado y postgrado.
 - Análisis y diseño de sistemas para la optimización del proceso de enseñanza-aprendizaje.
 - Mejoramiento del diseño y contenido del material instruccional.
 - Análisis, diagnóstico y propuesta de modelos pedagógicos.
 - Desarrollo teórico-práctico en aspectos relevantes de las Áreas de Matemáticas e Ingeniería Industrial.

- Proyecto Ambiente (Diseño de cursos).

- Macroproyecto de Conectividad.

- Establecer convenios con Funda Ayacucho y otros Organismos Nacionales e Internacionales para desarrollar programas de formación del personal académico.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**73.602.069.022**
- Transferencias para Financiar Gastos Corrientes	68.262.187.561
Del Sector Público	68.262.187.561
De la Administración Central	63.762.187.561
– Ingresos Ordinarios	45.271.153.168
– Gestión Fiscal	15.876.784.703
– Otras Fuentes de Financiamiento	2.614.249.690
– Entes Descentralizados	4.500.000.000
- Ingresos por Actividades Propias	5.187.631.461
Ingresos no Tributarios	5.187.631.461
- Otros Ingresos Corrientes	152.250.000
Ingresos de la Propiedad	152.250.000
Recursos de Capital	**1.000.000.000**
- Incremento de la Depreciación y Amortización Acumulada	
Previsiones y Otras Reservas	1.000.000.000
Recursos Financieros	**600.000.000**
- Activos Financieros	600.000.000
Disminución de Caja y Bancos	600.000.000
TOTAL	**75.202.069.022**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**68.059.640.346**
- Gastos de Consumo	52.425.920.127
Gastos de Personal	40.067.233.512
Materiales y Suministros	1.813.881.247
Servicios No Personales	9.544.805.368
Otros Gastos de Instituciones Descentralizadas	1.000.000.000
Depreciación y Amortización	1.000.000.000
- Otros Gastos Corrientes	15.633.720.219
Transferencias	15.633.720.219
Transferencias Corrientes al Sector Privado	8.802.729.181
Transferencias Corrientes al Sector Público	16.350.000
Otras Transferencias	6.814.641.038
Gastos de Capital	**2.545.428.256**
- Activos Reales	2.356.961.242
Adquisición de Maquinarias y demás Equipos	1.803.232.633
Otros Activos Reales	553.728.609
- Activos Intangibles	188.467.014
Aplicaciones Financieras	**4.597.000.420**
- Pasivos Financieros	4.597.000.420
Servicio de la Deuda Pública y Disminución de otros Pasivos	4.597.000.420
Disminución de Otros Pasivos no Circulantes	4.597.000.420
TOTAL	**75.202.069.022**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Curso Introductorio	Alumno	70.000
Matrícula de Pregrado	Alumno	79.156
Egresados en Pregrado	Egresado	3.059
Matrícula de Postgrado	Alumno	910
Egresado de Postgrado	Egresado	290
Actividades de Investigación	Proyecto	33
Actividades de Extensión	Curso	485
Asistencia Socio Económica	Beca	500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1.397**	**13.590.427.300**
Directivo	163	3.006.225.108
Profesional y Técnico	539	5.368.895.832
Personal Administrativo	323	1.886.562.708
Personal Docente	170	2.409.093.972
Obrero	202	919.649.680
Personal Fijo a Tiempo Parcial	**142**	**766.933.248**
Personal Docente	142	766.933.248
Personal Contratado	**414**	**2.723.068.836**
Profesional y Técnico	8	80.452.752
Personal Administrativo	1	10.043.952
Personal Docente	405	2.632.572.132
TOTAL	**1.953**	**17.080.429.384**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	1.953.432
II	247.105 _ 297.105	12	39.068.640
III	297.106 _ 347.106	10	38.013.036
IV	347.107 _ 397.107	313	1.461.942.264
V	397.108 _ 447.108	257	1.377.856.400
VI	447.109 _ 497.109	115	627.949.524
VII	497.110 _ 547.110	94	610.517.244
VIII	547.111 _ 597.111	149	1.067.633.468
IX	597.112 _ 647.112	41	317.715.912
X	647.113 _ 697.113	27	225.764.612
XI	697.114 _ 747.114	7	61.212.228
XII	747.115 _ 797.115	146	1.332.252.156
XIII	797.116 _ 847.116	1	10.043.952
XIV	847.117 _ 897.117	73	778.614.144
XV	897.118 _ 947.118	104	1.178.573.280
XVI	947.119 _ 997.119	34	406.724.532
XVII	997.120 Y MAS	367	6.624.944.880
	TOTAL	**1.751**	**16.160.779.704**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	1.057.668
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	172	758.117.920
V	397.108 _ 447.108	21	112.666.812
VI	447.109 _ 497.109	6	35.791.848
VII	497.110 _ 547.110	2	12.015.432
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**202**	**919.649.680**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**172**	**2.940.828.108**
- Jubilado	160	2.845.184.880
- Pensionado	12	95.643.228
Administrativo	**345**	**3.756.236.700**
- Profesional Y Técnico	236	3.005.636.028
- Jubilado	227	2.912.455.716
- Pensionado	9	93.180.312
- Apoyo	109	750.600.672
- Jubilado	91	644.877.480
- Pensionado	18	105.723.192
Obrero	**32**	**169.281.060**
- Jubilado	25	142.589.772
- Pensionado	7	26.691.288
TOTAL	**549**	**6.866.345.868**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	11.288.379.363
02	Investigación	1.520.043.232
03	Extensión	747.751.977
04	Protección Socioeconómica	7.097.051.020
05	Servicios Académicos	11.535.019.851
06	Serv. Administ. Financieros	5.648.259.370
07	Servicios Generales	12.142.645.403
08	Planta Física	1.096.148.139
09	Fomento	248.404.440
10	Dirección Institucional	4.092.140.964
99	Partidas no Asignables a Programas	19.786.225.263
	TOTAL	**75.202.069.022**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	40.067.233.512
4.02	Materiales y Suministros	1.813.881.247
4.03	Servicios no Personales	9.544.805.368
4.04	Activos Reales	2.545.428.256
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	4.597.000.420
4.07	Transferencias	15.633.720.219
4.08	Otros Gastos de Instituciones Descentralizadas	1.000.000.000
	TOTAL	**75.202.069.022**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	73.602.069.022
- Transferencias Para Financiar Gastos Corrientes	68.262.187.561
Del Sector Público	68.262.187.561
De la Administración Central	63.762.187.561
– Ingresos Ordinarios	45.271.153.168
– Gestión Fiscal	15.876.784.703
– Otras Fuentes de Financiamiento	2.614.249.690
– Entes Descentralizados	4.500.000.000
Ingresos no Tributarios	5.187.631.461
Venta de Bienes y Servicios	5.187.631.461
Otros Ingresos Corrientes	152.250.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
Ingresos de la Propiedad	152.250.000
Intereses por Dinero en Depósito	152.250.000
B. Gastos Corrientes	**68.059.640.346**
- Gastos de Consumo	52.425.920.127
Gastos de Personal	40.067.233.512
Materiales y Suministros	1.813.881.247
Servicios No Personales	9.544.805.368
Otros Gastos de Instituciones Descentralizadas	1.000.000.000
Depreciación y Amortización	1.000.000.000
- Otros Gastos Corrientes	15.633.720.219
Transferencias	15.633.720.219
Transferencias Corrientes al Sector Privado	8.802.729.181
Pensiones	382.380.891
Jubilaciones	7.010.292.914
Becas	871.372.857
Donaciones	11.600.000
Otras Transferencias Corrientes Internas al Sector privado	527.082.519
Transferencias Corrientes al Sector Público	16.350.000
Transferencias Corrientes a la Administración Central	1.000.000
Transferencias Corrientes a los Entes Descentralizados	3.500.000
Transferencias Corrientes Organismos Sector Pub.Transf. Sec. Priv.	500.000
Donaciones Ctes. a Organismos Sector Público	11.350.000
Otras Transferencias	6.814.641.038
Asistencia Social al Personal Pensionado	393.832.274
Asistencia Social al Personal Jubilado	6.016.903.892
Transferencias al Exterior	17.000.000
Indem Temp Únicas por Pens y Demás Prest en Dinero	385.814.872
Transferencias corrientes y de capital diversas	1.090.000
C. Resultado Económico: Ahorro	**5.542.428.676**
II. Cuenta de Capital	
A. Recursos de Capital	**6.542.428.676**
- Ahorro en la Cuenta Corriente	5.542.428.676
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.000.000.000
B. Gastos de Capital	**2.545.428.256**
- Activos Reales	2.356.961.242
Adquisición de Maquinarias y demás Equipos	1.803.232.633
Otros Activos Reales	553.728.609
- Activos Intangibles	188.467.014
C. Resultado Financiero: Superávit	**3.997.000.420**
III. Cuenta Financiera	
A. Recursos Financieros	**4.597.000.420**
- Activos Financieros	600.000.000
Disminución de Caja y Bancos	600.000.000
- Superávit Financiero	3.997.000.420
B. Aplicaciones Financieras	**4.597.000.420**
- Pasivos Financieros	4.597.000.420
Servicio de la Deuda Pública y Disminución de otros Pasivos	4.597.000.420
Disminución de Otros Pasivos no Circulantes	4.597.000.420

A0088
Universidad Nacional Experimental de
Guayana (UNEG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE GUAYANA (UNEG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Experimental de Guayana (UNEG), es un Institución Educativa que tiene como misión formar ciudadanos, intelectuales, líderes para la transformación socio-cultural, tecno-científica y económica que aseguren la sustentabilidad de la región Guayana. Se constituye en un espacio de construcción colectiva de conocimientos y compartir de saberes; fomentar el arraigo cultural en el marco de la diversidad, fundamentada en los valores de la ética, la solidaridad, la paz, la libertad académica y la autorreflexión crítica y reserva, defendiendo los valores que hacen posible la convivencia humana y el respeto a los derechos humanos como patrimonio fundamental de la sociedad.

La UNEG está comprometida con la formación del ciudadano, que en el ejercicio de su desempeño, sea coherente con la demanda de una sociedad más humana, obligada mediante la ejecución de sus políticas a dar respuestas satisfactorias y oportunas a una comunidad que reclama mayor sensibilidad social, sentido de pertinencia, pro actividad, responsabilidad institucional y probidad. La UNEG tiene el reto del entorno interno y externo, para presentar resultados que la acrediten como una Universidad de alto valor y prestigio. Los valores y principios en que se fundamenta la UNEG para la lograr su misión son: tolerancia; respeto a la diversidad y la pluralidad, justicia y cultura de paz; honestidad; libertad académica; solidaridad; equidad; responsabilidad social; auto–reflexión crítica; integridad; intelectualidad y universalidad.

Directrices Estratégicas

La UNEG formula sus directrices u orientaciones basados en seis conceptos a saber: pertinencia, calidad, flexibilidad, evaluación, financiamiento y cooperación que le permiten la articulación de los planes estratégicos, funcionales y operativos que concretan la acción institucional. En tal sentido se formulan las siguientes orientaciones:

- Fortalecer, con sentido prospectivo y estratégico, la capacidad del liderazgo institucional que garantice el clima organizacional democrático que debe prevalecer en la universidad; así como, su presencia activa en la direccionalidad y viabilización de los procesos socioeconómicos y culturales de la Región Guayana.
- Reforzar las funciones de servicios a la sociedad por parte de la UNEG y más concretamente a sus actividades encaminadas a erradicar la pobreza, la intolerancia, la violencia, el analfabetismo y fortalecimiento de la organización de la sociedad civil.
- Optimizar el aprovechamiento de las potencialidades y fortalezas de la UNEG para generar recursos propios. Igualmente gestionar recursos extras del presupuesto ordinario.
- Establecer mecanismos horizontales inter-universitarios, nacionales e internacionales, con énfasis en el entorno inmediato: (MERCOSUR, AMAZONIA, ORINOQUIA y CARICOM), a los efectos de promover la integración de los pueblos y la democratización del conocimiento.
- Evaluar permanentemente el impacto que los proyectos y programas académicos que la UNEG producen en la sociedad; en función de la transformación social y el incremento en calidad de vida. Ofertar programas de actualización, formación conducente a títulos o en el disfrute de una actividad específica, atendiendo los intereses motivacionales, requerimientos individuales y colectivos.
- Evaluar permanentemente los procesos de enseñanza-aprendizaje, con los criterios de pertinencia y calidad. Asimismo la creación y transformación del conocimiento atendiendo el desarrollo científico humanístico fundamentalmente de la región, bajo la ejido de la interdisciplinaridad y transdisciplinaridad.
- Implementar un enfoque curricular basado en los principios: aprender – aprender, aprender a pensar, y aprender a evaluarse, para asegurar la formación de profesionales con un perfil innovador, reflexivo, crítico, creativo, emprendedor, capaz de generar proyectos y prácticas exitosas.

Objetivos Institucionales

- Desarrollar el potencial humano en los campos sociocultural y tecno-científico que requiere el desarrollo sostenible de la Región Guayana.
- Afianzar los procesos culturales y sociopolíticos para la profundización de la democracia directa y protagónica, en atención a la etno diversidad en la región Guayana.
- Asegurar los procesos de Investigación y Desarrollo orientados a la búsqueda de respuestas innovadoras a los requerimientos del desarrollo sostenible de la Región Guayana, fomentando la integración de las iniciativas interinstitucionales.
- Asegurar la vigencia permanente de la calidad en las estructuras y los procesos académicos – administrativos, para dar respuesta oportuna a las demandas de la sociedad en atención a la diversidad biológica, cultural y geográfica de la Región Guayana.
- Rectorar la integración de los recursos – humanos, tecnológicos y financieros- que conforman el sub-sistema de Educación Superior en la Región Guayana y de éstos con los demás niveles del sistema educativo regional.

Políticas Institucionales Estudiantil

- La equidad, la regionalización, la procedencia pública y la consideración a la diversidad sociocultural orienten las prioridades para el ingreso estudiantil.
- La cultura institucional que favorezca al estudiante, el desarrollo de rasgos de sensibilidad social, solidaridad, aceptación y tolerancia, valoración ética del trabajo, identidad y espíritu patriótico con visión nacional y latinoamericana.
- La integración de procesos de registro, rendimiento académico, evaluación curricular y servicios para el monitoreo de la relación enseñanza aprendizaje; que asegure el desempeño integral del estudiante.

Conocimiento, Currículo y Educación Continua

- La pertinencia social, el compartir de saberes y la construcción colectiva del conocimiento que se constituyan en ejes centrales para la Investigación e Innovación, Enseñanza y Formación, Educación Continua y Cooperación.
- La construcción permanente del Currículo, caracterizado por su pertinencia y flexibilidad, que asegure en el egresado rasgos de creatividad, autorreflexión crítica, espíritu emprendedor con un enfoque transdisciplinario y valores tales como la tolerancia, la ética, la responsabilidad, solidaridad y la conservación y sostenibilidad del medio ambiente.

Capacidades y Potencial Humano e Intelectual

- El ingreso de personal académico, administrativo y obrero con vocación de servicio que permita conformar el equipo humano que asegure con eficacia y eficiencia el cumplimiento de la Misión y Visión Institucional
- La formación integral y continua del personal académico, para producir en el trabajo multidisciplinario e interdisciplinario la creación de conocimiento, espacios académicos y comunitarios para el compartir de saberes.
- La formación integral y continua del personal administrativo, que produzca en función de las exigencias humanas, intelectuales y técnicas requeridas para la gestión administrativa e institucional.
- La formación integral y continua del personal obrero, a fin de producir las exigencias humanas e instrumentales requeridas para el desempeño eficiente y eficaz de sus funciones.

Servicios Académicos

- Las redes tecno-científicas y los centros de información y documentación institucionales e interinstitucionales a nivel regional, nacional e internacional, constituyen prioridad institucional con sentido de oportunidad y aplicación de las nuevas tecnologías telemáticas como soporte al desarrollo académico.
- La planta física Infraestructura, equipamiento y mantenimiento adecuada, suficiente y en correspondencia con los fines, valores, paradigmas y funciones; que aseguren la pertinencia de la gestión, la expansión y cobertura regional del desarrollo estratégico de la institución.

Gestión Institucional

- El sistema de Planificación, Evaluación Institucional y Prospectiva, como instrumento esencial de la gestión y la direccionalidad estratégica universitaria, caracterizada por su alta pertinencia respecto a los cambios socioeducativos, sociopolíticos y jurídicos de la sociedad y de la propia institución, por su articulación con los lineamientos oficiales y las innovaciones metodológicas en esta materia.
- Los subsistemas académicos y administrativos aseguran su consistencia orgánica interna y la debida articulación entre ellos, para constituir el sistema de soporte institucional que facilite el flujo de los procesos, la comunicación y la toma de decisión oportuna y de calidad.
- El modelo organizacional matricial y de administración por proyecto, consolidado como vía para el afianzamiento de los valores y fines contenidos en la Misión y Visión institucional.
- Los reglamentos, normas y procedimientos, con actualización permanentemente en correspondencia con los cambios jurídicos / políticos del contexto nacional y a los fines, valores, funciones y paradigmas que determinan la direccionalidad estratégica de la institución.
- Su sistema financiero / presupuestario, optimizado mediante el incremento de la eficiencia del gasto, el reconocimiento y aprovechamiento de la capacidad tecno-científica instalada para generar ingresos propios y el impulso de modos de cooperación interinstitucional a nivel regional, nacional e internacional que minimicen costos en el intercambio tecno-científico.
- Sus recursos institucionales distribuidos con sentido de oportunidad y calidad, atendiendo los requerimientos de la Región Guayana –Estados Amazonas, Bolívar y Delta Amacuro- considerando su multidiversidad cultural, biológica y económica; según los valores, fines y funciones y paradigmas institucionales.

Cultura Organizacional

- A partir de la internalización de principios y valores, tales como la tolerancia, la ética, la responsabilidad, solidaridad y la sostenibilidad del medio ambiente, se constituye el fundamento de gobernabilidad que genere el clima organizacional propio de la convivencia democrática, e impulsor del crecimiento personal de los miembros de la comunidad universitaria, la transformación institucional y de la sociedad.

- El fomento del liderazgo institucional basado en el diálogo, el respeto a la diversidad de opiniones, como el soporte fundamental para la construcción de logros que aseguren el desarrollo compartido y la presencia institucional relevante en la toma de decisiones referente a los asuntos del ámbito regional.

Esta filosofía de gestión (misión, visión, directrices, objetivos institucionales y políticas institucionales) que orientan las funciones de enseñanza, investigación y extensión.

Enseñanza

Este programa abarca la función básica de la Universidad. Es un conjunto de actividades que implican una relación entre las áreas que interviene en el proceso educativo; las cuales se aplican en forma planificada, sistemática y gradual para la formación integral del educando e íntimamente vinculada con las actividades de investigación y extensión. Además comprende todas las acciones docentes cuya finalidad es el conferimiento de un grado o un título, previo el cumplimiento de los requisitos legales pertinentes.

Las acciones que se pretenden desarrollar en este programa están orientadas a:

- Implementación de los diseños curriculares evaluados y fundamentados en el modelo curricular UNEG en cuanto a su concepción académica.

- Evaluación y transformación del Curso Introductorio y de los planes curriculares de los proyectos de carrera, en términos de la pertinencia, efectividad, eficacia y eficiencia.

- Evaluación curricular de los programas de postgrado y su acreditación.

- La Equidad en las oportunidades de estudio como principios fundamentales que orientan el ingreso del estudiante UNEG.

- Seguimiento del desempeño estudiantil, a través del desarrollo del proyectos de investigación que permitan la intervención oportuna orientada a la calidad del mismo.

- Promoción de líneas de investigación para el monitoreo de los procesos curriculares de la UNEG.

- Programas de carácter social –psicológico y pedagógico orientados a la calidad en el desempeño estudiantil.

Para darle viabilidad a estas acciones se tiene previsto lo siguiente:

- Coordinar la ejecución de los programas académicos de pregrado con la participación de los coordinadores de proyectos de carrera y de los departamentos docentes, a fin de garantizar la formación integral del estudiante.

- Atender de manera integral a la población estudiantil, a fin de asegurar la formación del talento humano de calidad, mejorar la equidad en el acceso y el desempeño estudiantil.

- Favorecer la prosecución, disminuir la repitencia estudiantil.

- Realizar programas de capacitación y formación docente.

- Diseñar un programa de seguimiento estudiantil.

- Satisfacer las necesidades socioeconómicas y de salud de la población estudiantil.

Las acciones presupuestarias que conforman el programa se clasifican de acuerdo a los distintos proyectos de carrera que ofrece la universidad: Industrial, Informática, Forestal, Administración, Contaduría, Educación Integral, Tecnología en Producción Agropecuaria y el Curso Introductorio, así como también su Programa de Pasantía y Servicios Académicos.

Investigación

Este programa agrupa las actividades destinadas a estimular y favorecer la creación y difusión de nuevos conocimientos científicos, humanísticos, sociales y ambientales; la creación de nuevas tecnologías, métodos y procesos requeridos por el país para contribuir al mejoramiento de la calidad de vida de los ciudadanos.

Las acciones que se pretenden desarrollar en este programa están orientadas a:

- Asegurar la pertinencia social, la calidad académica y la viabilidad administrativa de las actividades de investigación y postgrado desarrolladas en la universidad.

- Conformación y desarrollo de las líneas de investigación, asegurando su pertinencia regional y local, orientadas a la conformación de Centros de Investigación articulados a la docencia y a la extensión.

- Evaluación de los centros de investigación y de sus proyectos adscritos, considerando los criterios de calidad, eficacia, viabilidad académica y administrativa.

- Evaluación y monitoreo de los proyectos de investigación para asegurar su efectividad regional y local.

- Desarrollo de investigaciones para el fortalecimiento del modelo curricular UNEG.

Para darle viabilidad se tiene previsto los siguientes:

- Promover y apoyar la formación y actualización del personal académico de la universidad, financiando su participación en programas pertinentes institucional y socialmente.

- Promover y apoyar la producción de la investigación de la universidad, financiando el desarrollo de esta actividad.

- Consolidar los centros de investigación y de desarrollo que permitan aplicar conocimientos y lograr la formación de recursos de alto nivel mediante proyectos institucionales permitiendo al mismo tiempo la obtención de recursos propios.

Extensión

Este programa abarca al conjunto de actividades creadoras y críticas desarrolladas para vincular a la universidad con el entorno regional local y responder a las necesidades sociales, manteniendo el intercambio de experiencias científicas, humanísticas, tecnológicas, culturales, deportivas, artísticas, sociales y económicas entre la universidad y su entorno social.

Las acciones que se pretenden desarrollar en este programa están orientadas a:

- Desarrollo de líneas de investigación en las áreas sociocultural y sociopolítico para la transformación de la Extensión Universitaria.

- Lograr una mayor interacción dinámica con el entorno de la Región Guyana a través del incremento de las relaciones de la extensión con las comunidades del sector público y, organizaciones o gubernamentales (ONG).

- Fortalecer la integración de la extensión al currículo a través del eje de auto-formación, así como otras actividades de docencia e investigación con miras al cumplimento del servicio social.

- Generar actividades de extensión que coadyuven a la búsqueda de alternativas viables y factibles para el mejoramiento de la calidad de vida de la población, especialmente aquellas más vulnerables socialmente.

- Generar programas de extensión en las distintas comunidades: sociales, científicas, empresariales y políticas a partir de las líneas de investigación que se desarrollan en la universidad en búsqueda de pertinencia, equidad y justicia social.

- Incrementar la generación de ingresos propios a través del servicio educativo, dirigido a las empresas tanto pública como privadas.

Para darle viabilidad se tiene previsto los siguientes:

- Contribuir a la formación integral del estudiante UNEG, para desarrollar su sensibilidad social y ética, capacidad crítica y compromisos con su entorno, que lo motive a llevar a cabo iniciativa sociales.

- Detectar y diseñar programas de capacitación y perfeccionamiento al personal docente.

- Detectar y diseñar conjuntamente con la coordinación de recursos Humanos, programas de entrenamiento, actualización y perfeccionamiento dirigido al personal administrativo y obrero.

- Proyectar la imagen, consolidar la presencia y el prestigio de la universidad en la comunidad regional y nacional.

- Contribuir a la formación y capacitación de los grupos estables en el área de la música, teatro y danza con el propósito de realizar actividades de extensión cultural que proyecten y consoliden la presencia de la UNEG en la comunidad regional y nacional.

- Estimular la práctica de las actividades culturales en la comunidad universitaria.

- Fomentar la cultura deportiva para consolidar el desarrollo del deporte.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**33.729.918.232**
- Transferencias para Financiar Gastos Corrientes	33.345.975.672
Del Sector Público	33.345.975.672
De la Administración Central	33.345.975.672
– Ingresos Ordinarios	23.675.642.727
– Gestión Fiscal	8.303.147.942
– Otras Fuentes de Financiamiento	1.367.185.003
- Ingresos por Actividades Propias	338.942.560
Ingresos no Tributarios	338.942.560
Venta de Bienes y Servicios	338.942.560
- Otros Ingresos Corrientes	45.000.000
Ingresos de la Propiedad	45.000.000
Recursos de Capital	**200.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	200.000.000
Recursos Financieros	**90.000.000**
- Activos Financieros	90.000.000
Disminución de Caja y Bancos	90.000.000
TOTAL	**34.019.918.232**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**30.655.843.175**
- Gastos de Consumo	27.686.110.391
Gastos de Personal	20.998.597.062
Materiales y Suministros	2.038.332.885
Servicios No Personales	4.449.180.444
Otros Gastos de Instituciones Descentralizadas	200.000.000
Depreciación y Amortización	200.000.000
- Otros Gastos Corrientes	2.969.732.784
Transferencias	2.969.732.784
Transferencias Corrientes al Sector Privado	2.969.732.784
Gastos de Capital	**1.142.197.514**
- Activos Reales	1.080.819.514
Adquisición de Maquinarias y demás Equipos	1.045.720.130
Otros Activos Reales	35.099.384
- Activos Intangibles	61.378.000
Aplicaciones Financieras	**2.221.877.543**
- Pasivos Financieros	2.221.877.543
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.221.877.543
Disminución de Cuentas y Efectos a Pagar a Proveedores	50.000.000
Disminución de Otras Cuentas y Efectos a Pagar	450.000.000
Disminución de Otros Pasivos no Circulantes	1.721.877.543
TOTAL	**34.019.918.232**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**593**	**7.695.772.994**
Directivo	44	927.326.243
Profesional y Técnico	117	1.412.192.734
Personal Administrativo	162	1.169.236.222
Personal Docente	208	3.769.080.368
Obrero	62	417.937.427
Personal Fijo a Tiempo Parcial	**12**	**83.511.076**
Profesional y Técnico	2	15.210.907
Personal Administrativo	2	13.839.638
Personal Docente	8	54.460.531
Personal Contratado	**243**	**2.475.793.922**
Profesional y Técnico	1	9.044.874
Personal Administrativo	1	6.120.361
Personal Docente	238	2.442.686.119
Obrero	3	17.942.568
TOTAL	**848**	**10.255.077.992**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	1	2.668.896
II	247.105 _ 297.105		
III	297.106 _ 347.106	7	25.693.620
IV	347.107 _ 397.107	8	34.791.060
V	397.108 _ 447.108	15	76.138.038
VI	447.109 _ 497.109	30	172.208.505
VII	497.110 _ 547.110	36	221.625.826
VIII	547.111 _ 597.111	47	321.601.978
IX	597.112 _ 647.112	24	177.281.424
X	647.113 _ 697.113	41	327.995.765
XI	697.114 _ 747.114	20	173.171.288
XII	747.115 _ 797.115	37	342.837.328
XIII	797.116 _ 847.116	22	211.352.350
XIV	847.117 _ 897.117	53	541.628.143
XV	897.118 _ 947.118	47	519.338.929
XVI	947.119 _ 997.119	33	390.739.920
XVII	997.120 Y MAS	362	6.280.124.927
	TOTAL	**783**	**9.819.197.997**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	3	15.794.026
VI	447.109 _ 497.109	5	28.498.013
VII	497.110 _ 547.110	17	107.403.051
VIII	547.111 _ 597.111	25	171.333.499
IX	597.112 _ 647.112	13	96.496.007
X	647.113 _ 697.113	2	16.355.399
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**65**	**435.879.995**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**34**	**1.223.669.922**
- Jubilado	32	1.178.516.759
- Pensionado	2	45.153.163
Administrativo	**34**	**559.964.190**
- Profesional y Técnico	4	94.732.616
- Jubilado	4	94.732.616
- Apoyo	30	465.231.574
- Jubilado	23	374.997.077
- Pensionado	7	90.234.497
Obrero	**2**	**13.405.030**
- Jubilado	1	5.801.036
- Pensionado	1	7.603.994
TOTAL	**70**	**1.797.039.142**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	13.051.184.262
02	Investigación	1.592.636.114
03	Extensión	758.095.738
04	Protección Socioeconómica	5.371.865.725
05	Servicios Académicos	73.414.000
06	Servicios Administrativos Financieros	853.508.448
07	Servicios Generales	3.978.082.310
08	Planta Física	527.641.318
10	Dirección Institucional	3.271.902.448
99	Partidas no Asignables a Programas	4.541.587.869
	TOTAL	**34.019.918.232**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	20.998.597.062
4.02	Materiales y Suministros	2.038.332.885
4.03	Servicios no Personales	4.449.180.444
4.04	Activos Reales	1.142.197.514
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	2.221.877.543
4.07	Transferencias	2.969.732.784
4.08	Otros Gastos de Instituciones Descentralizadas	200.000.000
	TOTAL	**34.019.918.232**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**33.729.918.232**
- Transferencias Para Financiar Gastos Corrientes	33.345.975.672
Del Sector Público	33.345.975.672
De la Administración Central	33.345.975.672
– Ingresos Ordinarios	23.675.642.727
– Gestión Fiscal	8.303.147.942
– Otras Fuentes de Financiamiento	1.367.185.003
- Ingresos por Actividades Propias	338.942.560
Ingresos no Tributarios	338.942.560
Venta de Bienes y Servicios	338.942.560
- Otros Ingresos Corrientes	45.000.000
Ingresos de la Propiedad	45.000.000
Intereses por Dinero en Depósito	45.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**30.655.843.175**
- Gastos de Consumo	27.686.110.391
Gastos de Personal	20.998.597.062
Materiales y Suministros	2.038.332.885
Servicios No Personales	4.449.180.444
Otros Gastos de Instituciones Descentralizadas	200.000.000
Depreciación y Amortización	200.000.000
- Otros Gastos Corrientes	2.969.732.784
Transferencias	2.969.732.784
Transferencias Corrientes al Sector Privado	2.969.732.784
Pensiones	98.776.272
Jubilaciones	1.141.424.100
Becas Universitarias en el país	421.744.260
Asistencia Social Personal Jubilados	752.578.956
Otras Transferencias	555.209.196
C. Resultado Económico: Ahorro	**3.074.075.057**
II. Cuenta de Capital	
A. Recursos de Capital	**3.274.075.057**
- Ahorro en la Cuenta Corriente	3.074.075.057
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	200.000.000
B. Gastos de Capital	**1.142.197.514**
- Activos Reales	1.080.819.514
Adquisición de Maquinarias y demás Equipos	1.045.720.130
Otros Activos Reales	35.099.384
- Activos Intangibles	61.378.000
C. Resultado Financiero: Superávit	**2.131.877.543**
III. Cuenta Financiera	
A. Recursos Financieros	**2.221.877.543**
- Activos Financieros	90.000.000
Disminución de Caja y Bancos	90.000.000
- Superávit Financiero	2.131.877.543
B. Aplicaciones Financieras	**2.221.877.543**
- Pasivos Financieros	2.221.877.543
Servicio de la Deuda Pública y Disminución de otros Pasivos	2.221.877.543
Disminución de Cuentas y Efectos a Pagar a Proveedores	50.000.000
Disminución de Otras Cuentas y Efectos a Pagar	450.000.000
Disminución de Otros Pasivos no Circulantes	1.721.877.543

A0089

Universidad Centro Occidental Lisandro Alvarado (UCLA)

UNIVERSIDAD CENTROCCIDENTAL LISANDRO ALVARADO (UCLA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Centro Occidental "Lisandro Alvarado", a través del Proyecto de Ley de Presupuesto de Ingresos y Gastos del año 2004, define las asignaciones presupuestarias de los programas y actividades como medio para la consecución de los fines fundamentales de la docencia, la investigación y extensión, de conformidad con los lineamientos establecidos en el Plan Operativo Anual, en concordancia con los criterios impartidos por la Oficina de Planificación del Sector Universitario (OPSU).

Las bases que orientan la formulación del Presupuesto son :

- Vincular las asignaciones del presupuesto y los objetivos y metas del Plan Operativo Anual de la Institución.

- Garantizar la asignación de recursos a los programas de Enseñanza, Investigación, Extensión, Cultura y Deporte, con el fin de dar continuidad al desarrollo integral de la educación a nivel de la Región Centro Occidental.

Desde esta perspectiva, el desarrollo de la Universidad se fundamenta en su misión y visión de futuro permitiéndole alcanzar los objetivos de largo plazo, que orientan a su vez las funciones básicas de Docencia, Investigación y Extensión.

La Institución centra su compromiso en la búsqueda de la verdad y el desarrollo integral del ser humano, mediante la generación, aplicación y difusión de conocimientos, la formación de profesionales de alto nivel y la prestación de servicios en las áreas científicas, humanisticas y tecnológicas, realizando funciones de investigación, docencia y extensión y contribuyendo al desarrollo regional, nacional y mundial.

La Universidad esta orientada fundamentalmente a ser una institución abierta a todas las corrientes del pensamiento universal, dinámica y autónoma, caracterizada por su calidad técnica y elevada productividad científica, comprometida con el proceso de desarrollo integral de la región y del país, con capacidad de promover y orientar los cambios hacia una sociedad globalizadora y competitiva, con una comunidad armónica y presta a trabajar proactivamente para la transformación socioeconómica, formando un hombre integral, con nuevos paradigmas en el conocimiento, la cultura y mundo de trabajo, con pertinencia social, con una profunda conciencia ética y critica propiciando la generación, incorporación y difusión de nuevos conocimientos, el desarrollo de avances tecnológicos y promoviendo adecuados niveles de financiamiento institucional.

En atención a las políticas de austeridad o racionalización del gasto presupuestario, se mantienen vigentes los siguientes lineamientos:

Racionalización y optimización del recurso humano (administrativo y obrero)

La Dirección de Recursos Humanos:

- Estudiará los movimientos del personal administrativo y obrero de las diferentes unidades y tramitará la autorización del Ciudadano Rector a través del Vice-Rector Administrativo.

- Cubrirá las ausencias del personal administrativo y obrero con el mínimo de personal eventual en los casos estrictamente necesarios.

Formación del Personal Docente y de Investigación de la Institución de Cuarto y Quinto Nivel

- La Dirección de Formación de Personal Académico y de Investigación le dará continuidad, al desarrollo de los programas de financiamiento de los estudios de cuarto y quinto nivel, dirigidos al personal docente y de investigación de la institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**138.817.848.219**
- Transferencias para Financiar Gastos Corrientes	137.308.648.219
Del Sector Privado	3.241.350.000
Aporte del fondo de Jubilaciones y pensiones	3.241.350.000
Del Sector Público	134.067.298.219
De la Administración Central	134.067.298.219
Ingresos Ordinarios	95.187.781.735
Gestión Fiscal	33.382.757.257
Otras Fuentes de Financiamiento	5.496.759.227
- Ingresos por Actividades Propias	43.200.000
Ingresos no Tributarios	43.200.000
Venta de Bienes y Servicios	43.200.000
- Otros Ingresos Corrientes	1.466.000.000
Otros	1.466.000.000
Recursos de Capital	**1.763.045.125**
- Transferencias para Financiar Gastos de Capital	77.550.000
Del Sector Público	77.550.000
Ingresos Ordinarios	55.060.500
Gestión Fiscal	19.309.950
Otras Fuentes de Financiamiento	3.179.550
- Incremento de la Depreciación y Amortización Acumulada, Previsiones	1.685.495.125
Recursos Financieros	**1.336.515.007**
- Activos Financieros	1.336.515.007
Disminución de Caja y Bancos	1.261.515.007
Recuperación de Préstamos	75.000.000
TOTAL	**141.917.408.351**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**122.245.478.332**
- Gastos de Consumo	82.253.448.210
Gastos de Personal	70.033.394.931
Materiales y Suministros	2.449.304.147
Servicios No Personales	8.085.254.007
Otros Gastos de Instituciones Descentralizadas	1.685.495.125
Depreciación y Amortización	1.685.495.125
- Otros Gastos Corrientes	39.992.030.122
Transferencias	39.992.030.122
Transferencias Corrientes al Sector Privado	21.631.689.723
Transferencias Corrientes al Sector Público	317.187.740
Otras Transferencias	18.043.152.659

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos de Capital	**6.776.069.586**
- Activos Reales	6.748.463.074
Adquisición de Maquinarias y demás Equipos	4.370.799.318
Adquisición de Equipos de Transporte, Tracción y Elevación	213.345.519
Otros Activos Reales	2.164.318.237
- Activos Intangibles	27.606.512
Aplicaciones Financieras	**12.895.860.433**
- Activos Financieros	247.757.396
Concesión de Préstamos	247.757.396
- Pasivos Financieros	12.648.103.037
Servicio de la Deuda Pública y Disminución de otros Pasivos	12.648.103.037
Disminución de Cuentas y Efectos a Pagar a Proveedores	10.500.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	15.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	446.140.689
Disminución de Otras Cuentas y Efectos a Pagar	28.359.311
Disminución de Otros Pasivos Circulantes	12.148.103.037
TOTAL	**141.917.408.351**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matricula de Pregrado	Alumno	30.340
Matrícula de Postgrado	Alumno	1.337
Egresado de Pregrado	Egresado	1.600
Egresado de Postgrado	Egresado	256
Actividades de Investigación	Proyecto	169
Actividades de Extensión	Proyecto	206
Asistencia Socio Económica	Becario	127

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**2.513**	**22.796.939.604**
Directivo	68	1.052.777.408
Profesional y Técnico	377	3.953.598.828
Personal Administrativo	651	3.802.701.096
Personal Docente	757	10.888.026.904
Obrero	660	3.099.835.368
Personal Fijo a Tiempo Parcial	**368**	**1.955.081.184**
Profesional y Técnico	37	409.243.512
Personal Administrativo	24	194.133.792
Personal Docente	307	1.351.703.880

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Contratado	**445**	**1.649.963.604**
Profesional y Técnico	5	43.506.420
Personal Administrativo	13	104.715.408
Personal Docente	427	1.501.741.776
TOTAL	**3.326**	**26.401.984.392**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	314	274.478.304
II	247.105 _ 297.105	24	77.477.184
III	297.106 _ 347.106	26	98.964.324
IV	347.107 _ 397.107	235	1.080.246.984
V	397.108 _ 447.108	285	1.504.817.388
VI	447.109 _ 497.109	115	632.944.068
VII	497.110 _ 547.110	143	887.881.392
VIII	547.111 _ 597.111	188	1.266.481.260
IX	597.112 _ 647.112	51	385.996.068
X	647.113 _ 697.113	8	65.925.120
XI	697.114 _ 747.114	9	76.841.568
XII	747.115 _ 797.115	221	2.032.907.532
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	207	2.218.804.680
XV	897.118 _ 947.118	144	1.587.763.128
XVI	947.119 _ 997.119	59	698.000.208
XVII	997.120 Y MAS	637	10.412.619.816
	TOTAL	**2.666**	**23.302.149.024**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	147	588.466.872
IV	347.107 _ 397.107	156	699.394.176
V	397.108 _ 447.108	316	1.575.091.032
VI	447.109 _ 497.109	24	134.752.320
VII	497.110 _ 547.110	17	102.130.968
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**660**	**3.099.835.368**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**672**	**12.563.930.806**
- Jubilado	592	10.868.108.544
- Pensionado	80	1.695.822.262
Administrativo	**591**	**3.917.061.773**
- Profesional Y Técnico	95	1.177.963.757
- Jubilado	82	1.066.103.801
- Pensionado	13	111.859.956
- Apoyo	496	2.739.098.016
- Jubilado	412	2.276.139.720
- Pensionado	84	462.958.296
Obrero	**351**	**1.671.723.924**
- Jubilado	294	1.411.425.660
- Pensionado	57	260.298.264
TOTAL	**1614**	**18.152.716.503**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	40.614.849.201
02	Investigación	2.486.979.568
03	Extensión	3.496.553.432
04	Protección Socio-económica	14.059.485.559
05	Servicios Académicos	2.791.197.341
06	Servicios Administrativos - Financieros	4.321.212.094
07	Servicios Generales	8.472.967.186
08	Planta Física y Equipamiento	1.481.930.055
09	Fomento	2.883.330.168
10	Dirección Institucional	14.268.301.120
99	Partidas no Asignables a Programas	47.040.602.627
	TOTAL	**141.917.408.351**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	70.033.394.931
4.02	Materiales y Suministros	2.449.304.147
4.03	Servicios no Personales	8.085.254.007
4.04	Activos Reales	6.776.069.586
4.05	Activos Financieros	247.757.396
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	12.648.103.037
4.07	Transferencias	39.992.030.122
4.08	Otros Gastos de Instituciones Descentralizadas	1.685.495.125
	TOTAL	**141.917.408.351**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**138.817.848.219**
- Transferencias para Financiar Gastos Corrientes	137.308.648.219
Del Sector Privado	3.241.350.000
Aporte del fondo de Jubilaciones y pensiones	3.241.350.000
Del Sector Público	134.067.298.219
De la Administración Central	134.067.298.219
Ingresos Ordinarios	95.187.781.735
Gestión Fiscal	33.382.757.257
Otras Fuentes de Financiamiento	5.496.759.227
- Ingresos por Actividades Propias	43.200.000
Ingresos no Tributarios	43.200.000
Venta de Bienes y Servicios	43.200.000
- Otros Ingresos Corrientes	1.466.000.000
Otros	1.466.000.000
B. Gastos Corrientes	**122.245.478.332**
- Gastos de Consumo	82.253.448.210
Gastos de Personal	70.033.394.931
Materiales y Suministros	2.449.304.147
Servicios No Personales	8.085.254.007
Otros Gastos de Instituciones Descentralizadas	1.685.495.125
Depreciación y Amortización	1.685.495.125
- Otros Gastos Corrientes	39.992.030.122
Transferencias	39.992.030.122
Transferencias Corrientes al Sector Privado	21.631.689.723
- Pensiones	2.125.389.398
- Jubilaciones	18.080.908.221
- Becas Universitarias en el País	788.282.882
- Otras Transferencias Corrientes al Sector Privado	637.109.222
Transferencias Corrientes al Sector Público	317.187.740
- Transferencias Corrientes a los Entes Descentralizados	234.161.624
- Transferencias Corrientes Otros Organismo del Sector Público	83.026.116
Otras Transferencias	18.043.152.659
- Asistencia Social al Personal Pensionado	1.139.790.572
- Asistencia Social al Personal Jubilado	14.351.668.476
- Transferencias Corrientes Diversas	2.551.693.611
C. Resultado Económico: Ahorro	**16.572.369.887**
II. Cuenta de Capital	
A. Recursos de Capital	**18.335.415.012**
- Ahorro en la Cuenta Corriente	16.572.369.887
- Transferencias para Financiar Gastos de Capital	77.550.000
De la Administración Central	77.550.000
– Ingresos Ordinarios	77.550.000
– Gestión Fiscal	55.060.500
– Otras Fuentes de Financiamiento	19.309.950
	3.179.550

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**6.776.069.586**
- Activos Reales	6.748.463.074
Adquisición de Maquinarias y demás Equipos	4.370.799.318
Adquisición de Equipos de Transporte, Tracción y Elevación	213.345.519
Otros Activos Reales	2.164.318.237
- Activos Intangibles	27.606.512
C. Resultado Financiero: Superávit	**11.559.345.426**
III. Cuenta Financiera	
A. Recursos Financieros	**12.895.860.433**
- Activos Financieros	1.336.515.007
Disminución de Caja y Bancos	1.261.515.007
Recuperación de Préstamos	75.000.000
- Superávit Financiero	11.559.345.426
B. Aplicaciones Financieras	**12.895.860.433**
- Activos Financieros	247.757.396
Concesión de Préstamos	247.757.396
- Pasivos Financieros	12.648.103.037
Servicio de la Deuda Pública y Disminución de otros Pasivos	12.648.103.037
Disminución de Cuentas y Efectos a Pagar a Proveedores	10.500.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	15.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	446.140.689
Disminución de Otras Cuentas y Efectos a Pagar	28.359.311
Disminución de Otros Pasivos Circulantes	12.148.103.037

A0090
Universidad Pedagógica Experimental
Libertador (UPEL)

UNIVERSIDAD PEDAGÓGICA EXPERIMENTAL LIBERTADOR (UPEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Pedagógica Experimental Libertador es una Casa de Estudio para pensar, conocer y hacer la educación, un centro de aprendizaje permanente, con visión prospectiva y pensamiento crítico, que asume su responsabilidad intelectual de manera autónoma y con rigor científico; un espacio abierto a la comunidad para la búsqueda de soluciones y respuestas a sus necesidades y posibilidades y cuyos propósitos son:

- La formación, profesionalización, perfeccionamiento, capacitación y actualización de ciudadanos para desempeñarse en el ámbito educativo, con cultura investigativa, partícipes de una educación permanente que le permita la búsqueda, evaluación y aplicación de información pertinente, para posibilitar las transformaciones a partir de sus conocimientos.

- La educación y promoción de las comunidades del saber, los valores culturales, científicos y humanísticos que contribuyen al refuerzo de la propia identidad, de la esencia de nuestro ser, para partir de allí al encuentro con lo global.

- La constitución de la pedagogía como un lugar privilegiado para el reencuentro con la ética, la estética y sus fundamentos y la generación de espacios que permitan al hombre el aprecio por la cultura, el deporte y la recreación como formas esenciales de su realización plena.

En el cumplimiento de sus propósitos la Universidad integra la docencia, la investigación y la extensión en un solo quehacer universitario, enriqueciéndose en su interacción continua; emplea la más moderna tecnología, la incorporación a las redes de investigadores y académicos, organizándose en una auténtica comunidad crítica; adopta estructuras académicas y administrativas flexibles que propicien la reintegración del conocimiento y el trabajo interdisciplinario y transdisciplinario y profundiza las relaciones de coordinación con el Estado, la sociedad civil y el sector productivo.

La Universidad fundamenta su desempeño en su visión y misión, concibiendo para ello el conjunto de políticas que expresan la dirección de su transformación, contenido en su Plan de Desarrollo 2001-2005:

- Formación de educadores para el aprender a ser y para el aprender haciendo.

- Construcción y Apropiación del Ethos UPEL.

- Promoción y Reconocimiento del Talento Humano.

- Pertinencia y Correspondencia entre el modelo organizativo y el modelo curricular.

- Anticipación y generación de los futuros posibles.

- Desempeño gerencial con nuevos referentes.

- Apertura, diálogo y participación.

- Investigación como soporte y fundamento del quehacer universitario.

- Ética y racionalidad presupuestaria y de administración.

- Tecnología como soporte de las funciones esenciales de la Universidad.

La Universidad concreta su quehacer, en un conjunto de proyectos con los que aspira materializar sus objetivos y en los cuales concentra sus esfuerzos y recursos. Sus denominaciones y objetivos se señalan a continuación:

Proyecto Conocimiento, Enseñanza y Aprendizaje

Tiene como propósito el mejoramiento de los procesos de enseñanza-aprendizaje en cuanto a la inter y transdisciplinariedad de los contenidos, la flexibilidad de las estructuras académicas y de los programas de estudios, así como la creación de ambientes apoyados en la tecnología. Para el año 2004 se desarrollarán acciones para concretar el incremento de las asesorías académicas, la diversificación y ampliación de la oferta académica, la evaluación y acreditación de los programas de pregrado y de postgrado, entre otros.

Proyecto Cultura Organizacional

Tiene como propósito el mejoramiento de la identidad, imagen, integración, arraigo y motivación en la comunidad upelista. Destaca para el año 2004 la consolidación de la página Web de la universidad y el fortalecimiento de las actividades deportivas, culturales y recreativas.

Proyecto Desarrollo Profesional

Persigue el mejoramiento del nivel de desempeño del recurso humano de la Universidad; en tal sentido para el año programado se fortalecerá su capacitación.

Proyecto Estructura Organizacional

Tiene el propósito de viabilizar la integración y la cohesión en la estructura organizativa; para ello en el año 2004 el esfuerzo se orientará a rediseñar y acreditar estructuras académicas, entre otras acciones.

Proyecto Estudios Prospectivos

Persigue la consolidación de la prospectiva como método de estudio organizacional para la toma de decisiones. Se destaca dentro del proyecto, como relevante para el año 2004, el diseño de estudios de los escenarios futuros de la oferta académica.

Proyecto Gestión

Su objetivo es el mejoramiento de los procesos de dirección, planificación, seguimiento, evaluación y control con una perspectiva de futuro para responder a las necesidades del entorno y a la evaluación interna y externa. Para el año que se programa se intensificarán esfuerzos en la producción de manuales, normas y procedimientos y en la implantación del sistema de control y seguimiento de planes operativos.

Proyecto Integración a la Comunidad

Su objetivo es facilitar un acceso amplio y una comunicación constante y productiva entre la universidad y la sociedad. Se concretarán acciones, en el año 2004, en la difusión del quehacer cultural en su entorno.

Proyecto Investigación

Tiene por objetivo el fortalecimiento de la cultura investigativa de la comunidad upelista. Destaca como política presupuestaria para el año 2004 el incremento de la producción de investigaciones y mejorar la infraestructura tecnológica para la investigación.

Proyecto Presupuesto y Administración

Con el cual se aspira modernizar las prácticas administrativas de los recursos y bienes de la Institución. Dentro de este proyecto se intensificará esfuerzos para el diseño y aplicación de sistemas de control presupuestario.

Proyecto Tecnología

Tiene por objetivo mejorar los sistemas integrados de información, equipamiento, uso y aplicación de la tecnología. Dentro del presupuesto 2004 se dará prioridad al desarrollo de la plataforma tecnológica y desarrollo de sistemas de información.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**265.424.350.064**
- Transferencias para Financiar Gastos Corrientes	262.874.350.064
Del Sector Privado	1.300.000.000
Aporte del Fondo de Pensiones y Jubilaciones	1.300.000.000
Del Sector Público	261.574.350.064
Recursos Ordinarios	185.717.788.545
Gestión Fiscal	65.132.013.166
Otras Fuentes de Financiamiento	10.724.548.353
- Ingresos por Actividades Propias	2.550.000.000
Ingresos no Tributarios	2.550.000.000
Recursos de Capital	**1.257.153.860**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.257.153.860
Recursos Financieros	**23.523.323.702**
- Activos Financieros	23.523.323.702
Disminución de Caja y Bancos	23.523.323.702
TOTAL	**290.204.827.626**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**238.833.658.920**
- Gastos de Consumo	131.064.502.150
Gastos de Personal	111.254.579.520
Materiales y Suministros	5.387.619.920
Servicios No Personales	13.165.148.850
Otros Gastos de Instituciones Descentralizadas	1.257.153.860
Depreciación y Amortización	1.257.153.860
- Otros Gastos Corrientes	107.769.156.770
Transferencias	107.769.156.770
Transferencias Corrientes al Sector Privado	104.538.342.516
Transferencias Corrientes al Sector Público	3.110.814.254
Otras Transferencias	120.000.000
Gastos de Capital	**4.707.358.547**
- Activos Reales	4.707.358.547
Repuestos y Reparaciones Mayores	43.813.830
Adquisición de Maquinarias y demás Equipos	2.826.018.857
Otros Activos Reales	1.837.525.860
Aplicaciones Financieras	**46.663.810.159**
- Pasivos Financieros	46.663.810.159
Servicio de la Deuda Pública y Disminución de otros Pasivos	46.663.810.159
Disminución de Cuentas y Efectos a Pagar a Proveedores	1.035.473.471
Disminución de Cuentas y Efectos a Pagar a Contratistas	427.771.586
Disminución de Cuentas a Pagar por Retenciones Laborales	9.067.992.531
Disminución de Otras Cuentas y Efectos a Pagar	12.992.086.114
Disminución de Otros Pasivos no Circulantes	23.140.486.457
TOTAL	**290.204.827.626**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	56.747
Egresados de Pregrado	Egresado	13.785
Matrícula de Postgrado	Alumno	9.560
Egresados de Postgrado	Egresado	2.054
Actividades de Investigación	Proyecto	1
Actividades de Extensión	Taller	2.000
Asistencia Socio-económica	Becario	2.136

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**4.636**	**51.171.434.756**
Directivo	50	1.733.739.133
Profesional y Técnico	1.106	12.533.924.626
Personal Administrativo	782	5.111.812.233
Personal Docente	1.698	25.251.731.634
Obrero	1.000	6.540.227.130
Personal Fijo a Tiempo Parcial	**390**	**2.517.230.616**
Profesional y Técnico	58	377.011.944
Personal Administrativo	4	10.526.406
Personal Docente	328	2.129.692.266
Personal Contratado	**1.064**	**4.986.960.699**
Profesional y Técnico	36	331.220.112
Personal Administrativo	24	128.150.784
Personal Docente	980	4.401.653.163
Obrero	24	125.936.640
TOTAL	**6.090**	**58.675.626.071**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	4	10.526.406
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	2	8.685.096
V	397.108 __ 447.108	325	1.730.971.279
VI	447.109 __ 497.109	716	4.170.531.411
VII	497.110 __ 547.110	575	3.543.597.241
VIII	547.111 __ 597.111	644	4.336.335.441
IX	597.112 __ 647.112	25	183.540.883
X	647.113 __ 697.113		
XI	697.114 __ 747.114	154	1.317.240.074
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	844	8.377.389.335
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119	213	2.453.235.400
XVII	997.120 Y MAS	1.564	25.877.409.735
	TOTAL	**5.066**	**52.009.462.301**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108	397	2.111.830.496
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	415	2.637.415.127
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	138	1.019.712.238
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS	74	897.205.909
	TOTAL	**1.024**	**6.666.163.770**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**2.151**	**82.841.778.672**
- Jubilado	1910	78.890.411.613
- Pensionado	241	3.951.367.059
Administrativo	**862**	**13.464.981.326**
- Profesional y Técnico	369	7.347.310.005
- Jubilado	343	7.041.451.823
- Pensionado	26	305.858.182
- Apoyo	493	6.117.671.321
- Jubilado	410	5.537.607.436
- Pensionado	83	580.063.885
Obrero	**755**	**5.478.440.519**
- Jubilado	580	4.776.009.589
- Pensionado	175	702.430.930
TOTAL	**3.768**	**101.785.200.517**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	55.972.720.622
02	Investigación	4.593.149.602
03	Extensión	4.443.230.345
04	Protección Socio-económica	23.436.811.733
05	Servicios Académicos	7.205.499.740
06	Servicios Administrativos y Financieros	9.837.559.518
07	Servicios Generales	25.482.895.826
08	Planta Física y Equipamiento	2.040.130.714
10	Dirección Institucional	7.486.664.991
99	Partidas no Asignables a Programas	149.706.164.535
	TOTAL	**290.204.827.626**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	111.254.579.520
4.02	Materiales y Suministros	5.387.619.920
4.03	Servicios no Personales	13.165.148.850
4.04	Activos Reales	4.707.358.547
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	46.663.810.159
4.07	Transferencias	107.769.156.770
4.08	Otros Gastos de Instituciones Descentralizadas	1.257.153.860
	TOTAL	**290.204.827.626**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**265.424.350.064**
- Transferencias Para Financiar Gastos Corrientes	262.874.350.064
Del Sector Privado	1.300.000.000
Aporte del Fondo de Pensiones y Jubilaciones	1.300.000.000
Del Sector Público	261.574.350.064
De la Administración Central	261.574.350.064
Recursos Ordinarios	185.717.788.545
Gestión Fiscal	65.132.013.166
Otras Fuentes de Financiamiento	10.724.548.353
- Ingresos por Actividades Propias	2.550.000.000
Ingresos no Tributarios	2.550.000.000
Ventas de bienes y servicios	2.550.000.000
B. Gastos Corrientes	**238.833.658.920**
- Gastos de Consumo	131.064.502.150
Gastos de Personal	111.254.579.520
Materiales y Suministros	5.387.619.920
Servicios No Personales	13.165.148.850
Otros Gastos de Instituciones Descentralizadas	1.257.153.860
Depreciación y Amortización	1.257.153.860
- Otros Gastos Corrientes	107.769.156.770
Transferencias	107.769.156.770
Transferencias Corrientes al Sector Privado	104.538.342.516
Pensiones	12.395.155.351
Jubilaciones	80.863.941.107
Becas de Perfeccionamiento en el País	2.753.142.000
Asistencia Social Personal Jubilado	8.526.104.058
Transferencias Corrientes al Sector Público	3.110.814.254
Transferencias Corrientes al Sector Público para ser transferidos al sector privado	3.110.814.254
- Otras Transferencias	120.000.000
C. Resultado Económico: Ahorro	**26.590.691.144**
II. Cuenta de Capital	
A. Recursos de Capital	**27.847.845.004**
- Ahorro en la Cuenta Corriente	26.590.691.144
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	1.257.153.860
B. Gastos de Capital	**4.707.358.547**
- Activos Reales	4.707.358.547
Repuestos y Reparaciones Mayores	43.813.830
Adquisición de Maquinarias y demás Equipos	2.826.018.857
Otros Activos Reales	1.837.525.860
C. Resultado Financiero: Superávit	**23.140.486.457**
III. Cuenta Financiera	
A. Recursos Financieros	**46.663.810.159**
- Activos Financieros	23.523.323.702
Disminución de Caja y Bancos	23.523.323.702
- Superávit Financiero	23.140.486.457
B. Aplicaciones Financieras	**46.663.810.159**
- Pasivos Financieros	46.663.810.159
Servicio de la Deuda Pública y Disminución de otros Pasivos	46.663.810.159

A0091

Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS OCCIDENTALES EZEQUIEL ZAMORA (UNELLEZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Institución tiene planificado ofrecer para el 2004 a la colectividad universitaria y a la población de la región de los llanos occidentales, servicios de calidad a través de la enseñanza, investigación y extensión, lo que impulsara el crecimiento de la región.

Se establece como meta principal atender una matrícula estudiantil de pregrado de 42.268 alumnos, a través de la "Misión Sucre" estrategia de formación que permite incorporar al sistema educativo superior a los bachilleres que conforman la población flotante, cumpliendo así con los lineamientos establecidos por el Presidente de la República, así como también con la creación de nuevas carreras que nos permitan impulsar más el desarrollo de la región. Se estima atender 485 estudiantes de Especialización, 740 estudiantes de Maestría y 15 estudiantes de Doctorado. Asimismo brindar a la comunidad estudiantil los mejores servicios que permitan un adecuado desempeño académico, otorgando 1.235 becas estudiantiles.

De la misma forma y con miras a mejorar el desarrollo profesional del personal docente y preparar la generación de relevo profesoral, se estima mantener un promedio de 12 profesores becados en estudios de maestría y doctorados, que permita divulgar el conocimiento.

En relación a la Investigación, la universidad tiene como política atender en forma preferencial los problemas prioritarios de la región, en tal sentido se estima iniciar 342 proyectos de investigación, continuar con 338 proyectos y concluir 122 proyectos.

La Extensión es otro servicio fundamental que presta la Institución a la colectividad regional y nacional, la misma es considerada como el vínculo más eficiente entre el pueblo y la institución, en tanto que, por medio de este servicio se difunde el conocimiento científico producido por las investigaciones, la cultura y las artes. Para el cumplimiento de esta misión se espera lograr, entre otros, las metas siguientes: 69 Proyectos de Extensión, 103 Cursos de Extensión; 138 Actividades Especiales; 57 Asesorías; 16 Asistencias Técnicas y 49 Jornadas Técnicas de Extensión.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**70.297.116.399**
- Transferencias para Financiar Gastos Corrientes	69.497.116.399
Del Sector Público	69.497.116.399
De la Administración Central	69.497.116.399
– Ingresos Ordinarios	49.342.952.643
– Gestión Fiscal	17.304.781.983
– Otras Fuentes de Financiamiento	2.849.381.773
- Ingresos por Actividades Propias	800.000.000
Ingresos no Tributarios	800.000.000
Venta de Bienes y Servicios	800.000.000
Recursos de Capital	**180.000.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	180.000.000
Recursos Financieros	**1.744.571.855**
- Activos Financieros	1.744.571.855
Disminución de Caja y Bancos	1.744.571.855
TOTAL	**72.221.688.254**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**63.761.590.199**
- Gastos de Consumo	49.296.339.529
Gastos de Personal	34.416.367.485
Materiales y Suministros	1.454.723.727
Servicios No Personales	13.245.248.317
Otros Gastos de Instituciones Descentralizadas	180.000.000
Depreciación y Amortización	180.000.000
- Otros Gastos Corrientes	14.465.250.670
Transferencias	14.465.250.670
Transferencias Corrientes al Sector Privado	14.430.267.658
Transferencias Corrientes al Sector Público	34.983.012
Gastos de Capital	**1.689.612.270**
- Activos Reales	1.680.812.170
Repuestos y Reparaciones Mayores	271.941.683
Adquisición de Maquinarias y demás Equipos	897.914.452
Adquisición de Equipos de Transporte, Tracción y Elevación	4.431.164
Estudios y Proyectos Para Inversión en Activo Fijo	26.341.003
Otros Activos Reales	480.183.868
- Activos Intangibles	8.800.100
Aplicaciones Financieras	**6.770.485.785**
- Pasivos Financieros	6.770.485.785
Servicio de la Deuda Pública y Disminución de otros Pasivos	6.770.485.785
Disminución de Cuentas y Efectos a Pagar a Proveedores	767.611.056
Disminución de Cuentas y Efectos a Pagar a Contratistas	436.143.214
Disminución de Otras Cuentas y Efectos a Pagar	5.566.731.515
TOTAL	**72.221.688.254**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pre-grado	Alumno	42.268
Egresados de Pre-grado	Egresado	4.624
Matrícula de Post-grado	Alumno	1.240
Actividades de Investigación	Proyecto	946
Actividades de Extensión	Curso	103
Protección Socio-económica	Becario	1.253

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1.342**	**16.367.413.417**
Directivo	150	509.337.014
Profesional y Técnico	385	4.572.931.564
Personal Administrativo	115	800.109.975
Personal Docente	431	8.825.247.828
Obrero	261	1.659.787.036
Personal Fijo a Tiempo Parcial	**30**	**570.130.698**
Profesional y Técnico	4	40.206.140
Personal Administrativo	26	529.924.558
Personal Contratado	**128**	**1.610.214.746**
Profesional y Técnico	33	343.262.951
Personal Administrativo	20	208.074.908
Personal Docente	75	1.058.876.887
TOTAL	**1.500**	**18.547.758.861**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	41	244.577.628
VII	497.110 _ 547.110	66	433.311.120
VIII	547.111 _ 597.111	62	444.250.584
IX	597.112 _ 647.112	54	419.328.576
X	647.113 _ 697.113	98	819.804.888
XI	697.114 _ 747.114	56	502.060.608
XII	747.115 _ 797.115	38	363.484.440
XIII	797.116 _ 847.116	79	803.065.020
XIV	847.117 _ 897.117	94	1.011.947.976
XV	897.118 _ 947.118	233	2.648.141.828
XVI	947.119 _ 997.119	184	2.201.638.752
XVII	997.120 Y MAS	234	6.996.360.405
	TOTAL	**1.239**	**16.887.971.825**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	78	419.297.265
VII	497.110 _ 547.110	53	317.163.895
VIII	547.111 _ 597.111	55	362.259.513
IX	597.112 _ 647.112	41	294.838.068
X	647.113 _ 697.113	34	266.228.295
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**261**	**1.659.787.036**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**168**	**4.604.265.654**
- Jubilado	164	4.522.653.167
- Pensionado	4	81.612.487
Administrativo	**193**	**2.374.021.852**
- Profesional Y Técnico	39	708.998.466
- Jubilado	37	673.624.790
- Pensionado	2	35.373.676
- Apoyo	154	1.665.023.386
- Jubilado	142	1.504.473.335
- Pensionado	12	160.550.051
Obrero	**42**	**202.738.273**
- Jubilado	39	188.460.308
- Pensionado	3	14.277.965
TOTAL	**403**	**7.181.025.779**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	20.916.645.389
02	Investigación	1.715.753.398
03	Extensión	1.589.229.233
04	Protección Socio-económica	10.223.073.616
05	Servicios Académicos	2.104.399.345
06	Servicios Administrativos	3.196.627.117
07	Servicios Generales	9.619.510.515
08	Planta Física y Equipamiento	454.219.638
09	Fomento	119.766.194
10	Dirección Institucional	2.371.147.735
99	Partidas no Asignables a Programas	19.911.316.074
	TOTAL	**72.221.688.254**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	34.416.367.485
4.02	Materiales y Suministros	1.454.723.727
4.03	Servicios no Personales	13.245.248.317
4.04	Activos Reales	1.689.612.270
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	6.770.485.785
4.07	Transferencias	14.465.250.670
4.08	Otros Gastos de Instituciones Descentralizadas	180.000.000
	TOTAL	**72.221.688.254**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**70.297.116.399**
- Transferencias Para Financiar Gastos Corrientes	69.497.116.399
Del Sector Público	69.497.116.399
De la Administración Central	69.497.116.399
– Ingresos Ordinarios	49.342.952.643
– Gestión Fiscal	17.304.781.983
– Otras Fuentes de Financiamiento	2.849.381.773
- Ingresos por Actividades Propias	800.000.000
Ingresos no Tributarios	800.000.000
Venta de Bienes y Servicios	800.000.000
B. Gastos Corrientes	**63.761.590.199**
- Gastos de Consumo	49.296.339.529
Gastos de Personal	34.416.367.485
Materiales y Suministros	1.454.723.727
Servicios No Personales	13.245.248.317
Otros Gastos de Instituciones Descentralizadas	180.000.000
Depreciación y Amortización	180.000.000
- Otros Gastos Corrientes	14.465.250.670
Transferencias	14.465.250.670
Transferencias Corrientes al Sector Privado	14.430.267.658
Jubilados	11.784.857.192
Pensionados	1.171.773.109
Otras Transferencias Corrientes Internas al Sector Privado	1.473.637.357
Transferencias Corrientes al Sector Público	34.983.012
Jardín Botánico	33.000.000
Otros	1.983.012
C. Resultado Económico: Ahorro	**6.535.526.200**
II. Cuenta de Capital	
A. Recursos de Capital	**6.715.526.200**
- Desahorro en la Cuenta Corriente	6.535.526.200
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	180.000.000
B. Gastos de Capital	**1.689.612.270**
- Activos Reales	1.680.812.170
Repuestos y Reparaciones Mayores	271.941.683
Adquisición de Maquinarias y demás Equipos	897.914.452
Adquisición de Equipos de Transporte, Tracción y Elevación	4.431.164
Estudios y Proyectos para Inversión en Activo Fijo	26.341.003
Otros Activos Reales	480.183.868
- Activos Intangibles	8.800.100
C. Resultado Financiero: Superávit	**5.025.913.930**
III. Cuenta Financiera	
A. Recursos Financieros	**6.770.485.785**
- Activos Financieros	1.744.571.855
Disminución de Caja y Bancos	1.744.571.855
- Superávit Financiero	5.025.913.930

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
B. Aplicaciones Financieras	**6.770.485.785**
- Pasivos Financieros	6.770.485.785
Servicio de la Deuda Pública y Disminución de otros Pasivos	6.770.485.785
Disminución de Cuentas y Efectos a Pagar a Proveedores	767.611.056
Disminución de Cuentas y Efectos a Pagar a Contratistas	436.143.214
Disminución de Otras Cuentas y Efectos a Pagar	5.566.731.515

A0092
Universidad Nacional Experimental del Táchira
(UNET)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL TÁCHIRA (UNET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Experimental del Táchira (UNET), es una institución orientada a la búsqueda de la verdad, el afianzamiento de los valores trascendentales del hombre y a la realización de una función rectora de la educación, la cultura y la ciencia, mediante la docencia, investigación, extensión y la actividad complementaria de producción de bienes y servicios. La Universidad es de carácter experimental, con una estructura dinámica adaptable al ensayo de nuevas orientaciones relacionadas con: el desarrollo integral del hombre; la búsqueda de niveles de excelencia en el proceso de docencia aprendizaje; la innovación en la administración educacional; la creación, la promoción y la adaptación de tecnologías acordes con el medio regional nacional; así como la participación en estudios que conduzcan al desarrollo cultural, tecnológico, social y económico de la región. Su organización, planes y programas serán sometidos a permanente evaluación.

Sus acciones están orientas a:

- Adoptar como prioridad básica en la gestión universitaria, la elevación del nivel profesional humanístico y ético de la UNET.

- Establecer la meritocracia como elemento fundamental para el logro de la excelencia universitaria, en un ambiente de competitividad y calidad, evitando prácticas clientelistas y populistas, benefactoras de grupos o individuos que le contradigan.

- Asumir el reto de conquistar la confianza, como elemento de la más alta estima en la nueva cultura universitaria. Confianza en la competencia de los universitarios para cumplir cada uno su misión. Confianza además, en la buena fe y elevado espíritu universitario, como elemento clave para mejorar la calidad del desempeño institucional en todos los niveles.

- Asumir la competitividad institucional y personal en el quehacer universitario, como elemento paradigmático de la cultura universitaria.

- Descentralizar los procesos académicos y administrativos, a fin de facilitar la toma de decisiones oportunas y efectivas en todas las instancias del sistema universitario.

- Asumir las funciones universitarias de investigación, extensión y la competencia de producción de bienes y servicios, como elementos diferenciadores de la UNET del futuro, base fundamental para mejorar la calidad y pertinencia social de la docencia universitaria.

- Velar por el mejoramiento continuo del proceso enseñanza - aprendizaje, y garantizar su íntima relación con la investigación y la extensión universitaria.

Hacia el logro de los acciones antes señaladas, la UNET realiza las actividades que a continuación se describen en los programas operativos:

Enseñanza Pre Grado

- Ejecutar y seguir los planes y programas académicos de la Universidad destinados a la formación de recursos humanos a nivel superior, a la innovación en el proceso educativo y a la transformación y elevación del medio cultural, social y tecnológico a través del proceso educativo.

- Ejecutar y seguir los planes y programas destinados, a apoyar a los organismos encargados de la planificación y estudio del desarrollo regional y nacional.
- Ejecutar y seguir los planes y programas destinados a la generación y aplicación del conocimiento de todos los campos del saber.
- Suministrar el personal calificado para todo tipo de actividad académica.

Enseñanza Post Grado

- Formar y actualizar profesionalmente al individuo, proporcionándole los conocimientos y el entrenamiento necesario para la preparación de expertos de elevada competencia en áreas especificas.
- Suministrar las bases metodológicas para la investigación y la profundización en una campo determinado del conocimiento.
- Preparar profesionales comprometidos con el desarrollo social y sostenido de la región.

Investigación

- Planificar, organizar y controlar la función administrativa, optimizando sus recursos en pro de la calidad de la Investigación.
- Propiciar las actividades de investigación, motivando la incorporación de docentes a grupos de investigación ya conformados.
- Motivar y propiciar la vinculación del postgrado de la UNET, definiendo líneas de investigación prioritarias y relevantes a problemas detectados que afecten la comunidad tachirense y su entorno.
- Proponer programas de cooperación con otros organismos de investigación, que hayan o estén interviniendo en el proceso de desarrollo de la región.
- Las Coordinaciones del Decanato de Investigación, tienen como función especifica, dirigir, seguir y controlar el proceso de admisión, selección y evaluación, permanente de proyectos de investigación que se desarrollan en la Universidad, así como también la de dirigir las actividades interdisciplinarias e inter departamentales que se generen.

Extensión

Fortalecer la función de Extensión en la UNET, atendiendo a los planes y políticas de la Institución.
Los principales objetivos están dirigidos a:

- Orientar y estimular a profesores y estudiantes hacia la Extensión Universitaria como función académica.
- Determinar y jerarquizar áreas y programas de Extensión, privilegiando aquellas que apuntan al conocimiento y desarrollo institucional, regional y nacional.
- Conformar grupos o equipos de Extensión, comprometidos con la formación integral de los estudiantes y con el desarrollo social, cultural y económico de la región y del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**46.436.203.181**
- Transferencias para Financiar Gastos Corrientes	44.434.269.241
Del Sector Público	44.434.269.241
De la Administración Central	44.434.269.241
– Ingresos Ordinarios	31.548.331.161
– Gestión Fiscal	11.064.133.041
– Otras Fuentes de Financiamiento	1.821.805.039
- Ingresos por Actividades Propias	1.489.437.940
Ingresos no Tributarios	1.489.437.940
- Otros Ingresos Corrientes	512.496.000
Ingresos de la Propiedad	33.512.000
Otros	478.984.000
Recursos Financieros	**1.661.244.468**
- Activos Financieros	1.661.244.468
Disminución de Caja y Bancos	1.634.244.468
Disminución de Inversiones Temporales	17.000.000
Disminución de Efectos a Cobrar a Corto Plazo	10.000.000
TOTAL	**48.097.447.649**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**45.378.094.827**
- Gastos de Consumo	31.528.629.453
Gastos de Personal	24.958.665.690
Materiales y Suministros	1.363.550.567
Servicios No Personales	5.206.413.196
- Otros Gastos Corrientes	13.849.465.374
Transferencias	13.849.465.374
Transferencias Corrientes al Sector Privado	7.945.526.478
Transferencias Corrientes al Sector Público	6.500.000
Otras Transferencias	5.897.438.896
Gastos de Capital	**1.422.528.190**
- Activos Reales	1.345.128.190
Repuestos y Reparaciones Mayores	113.127.570
Adquisición de Maquinarias y demás Equipos	668.499.564
Adquisición de Equipos de Transporte, Tracción y Elevación	43.001.658
Otros Activos Reales	520.499.398
- Activos Intangibles	77.400.000
Aplicaciones Financieras	**1.296.824.632**
- Activos Financieros	58.000.000
Concesión de Prestamos	58.000.000
- Pasivos Financieros	1.238.824.632
Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.238.824.632
Disminución de Cuentas y Efectos a Pagar a Proveedores	118.000.000
Disminución de Otras Cuentas y Efectos a Pagar	1.120.824.632
TOTAL	**48.097.447.649**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	9.020
Egresados de Pregrado	Egresado	730
Matrícula de Postgrado	Alumno	644
Egresados de Postgrado	Egresado	70
Actividades de Investigación	Proyecto	169
Actividades de Extensión	Curso	900
Asistencia Socio-Económica	Becario	1.156

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**571**	**8.929.783.541**
Directivo	117	1.748.984.622
Profesional y Técnico	94	1.497.317.742
Personal Administrativo	125	1.355.979.708
Personal Docente	186	3.962.299.608
Obreros	49	365.201.861
Personal Fijo a Tiempo Parcial	**37**	**208.866.450**
Directivo	5	46.833.744
Profesional y Técnico	7	23.691.768
Personal Administrativo	25	138.340.938
Personal Contratado	**114**	**1.920.119.340**
Profesional y Técnico	26	546.281.808
Personal Administrativo	12	137.923.296
Personal Docente	76	1.235.914.236
TOTAL	**722**	**11.058.769.331**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	8	35.722.272
V	397.108 - 447.108	10	50.652.960
VI	447.109 - 497.109	7	39.657.156
VII	497.110 - 547.110	9	56.387.880
VIII	547.111 - 597.111	8	54.922.656
IX	597.112 - 647.112		
X	647.113 - 697.113	16	129.045.696
XI	697.114 - 747.114	10	86.653.680
XII	747.115 - 797.115	11	101.919.180
XIII	797.116 - 847.116	8	78.923.136
XIV	847.117 - 897.117	8	83.723.232
XV	897.118 - 947.118	25	273.635.400
XVI	947.119 - 997.119	47	548.275.116
XVII	997.120 Y MÁS	506	9.154.049.106
	TOTAL	**673**	**10.693.567.470**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109	12	67.983.695
VII	497.110 - 547.110	8	50.122.560
VIII	547.111 - 597.111	4	27.461.328
IX	597.112 - 647.112	4	29.861.376
X	647.113 - 697.113	4	32.261.424
XI	697.114 - 747.114	7	60.657.576
XII	747.115 - 797.115	3	27.796.158
XIII	797.116 - 847.116	7	69.057.744
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**49**	**365.201.861**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**190**	**5.966.052.233**
Jubilados	189	5.940.085.781
Pensionados	1	25.966.452
Administrativo	**193**	**3.475.399.788**
Profesional Y Técnico	96	1.674.784.930
Jubilados	86	1.613.148.893
Pensionados	10	61.636.037
Apoyo	97	1.800.614.858
Jubilados	85	1.568.639.603
Pensionados	12	231.975.255
Obrero	**23**	**245.216.248**
Jubilados	22	240.176.064
Pensionados	1	5.040.184
TOTAL	**406**	**9.686.668.269**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	11.400.150.419
02	Investigación	2.302.946.134
03	Extensión	2.257.468.973
04	Protección-Socioeconómica	6.375.136.079
5	Servicios Académicos	2.397.535.239
06	Servicios Administrativos- Financieros	1.205.052.061
07	Servicios Generales	4.312.349.353
08	Planta Física y Equipamiento	133.980.927
10	Dirección Institucional	3.444.247.832
99	Partidas no Asignables a Programas	14.268.580.632
	TOTAL	**48.097.447.649**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	24.958.665.690
4.02	Materiales y Suministros	1.363.550.567
4.03	Servicios no Personales	5.206.413.196
4.04	Activos Reales	1.422.528.190
4.05	Activos Financieros	58.000.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	1.238.824.632
4.07	Transferencias	13.849.465.374
	TOTAL	**48.097.447.649**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**46.436.203.181**
- Transferencias Para Financiar Gastos Corrientes	44.434.269.241
Del Sector Público	44.434.269.241
De la Administración Central	44.434.269.241
– Ingresos Ordinarios	31.548.331.161
– Gestión Fiscal	11.064.133.041
– Otras Fuentes de Financiamiento	1.821.805.039
- Ingresos por Actividades Propias	1.489.437.940
Ingresos no Tributarios	1.489.437.940
Venta de Bienes y Servicios	1.489.437.940
- Otros Ingresos Corrientes	512.496.000
Ingresos de la Propiedad	33.512.000
Intereses por Dinero en Depósito	14.200.000
Otros Ingresos de la Propiedad	19.312.000
Interés por Préstamos Concedidos	680.000
Utilidades por Inversiones en Empresas (Rentas Inmobiliarias)	18.632.000
Otros	478.984.000
Diversos Conceptos	478.984.000
B. Gastos Corrientes	**45.378.094.827**
- Gastos de Consumo	31.528.629.453
Gastos de Personal	24.958.665.690
Materiales y Suministros	1.363.550.567
Servicios no Personales	5.206.413.196
- Otros Gastos Corrientes	13.849.465.374
Transferencias	13.849.465.374
Transferencias Corrientes al Sector Privado	7.945.526.478
Pensiones	158.981.664
Jubilaciones	5.612.298.071
Becas Universitarias en el País	966.334.417
Becas Para Estudios en el Extranjero	46.240.126
Otras Transferencias Directas a Personas	1.161.672.200
Transferencias Corrientes al Sector Público	6.500.000
Transferencias Corrientes a Otros Organismos del Sector Público	6.500.000
Otras Transferencias	5.897.438.896
Aguinaldo al Personal Pensionado	60.977.372
Otras Subvenciones Socio-económicas Personal Pensionado	475.583.341
Aguinaldo Personal Jubilado	1.783.757.551
Otras Subvenciones Socio-económicas Personal Jubilado	3.515.991.466
Transferencias Corrientes Diversas	61.129.166
C. Resultado Económico: Ahorro	**1.058.108.354**
II. Cuenta de Capital	
A. Recursos de Capital	**1.058.108.354**
- Ahorro en la Cuenta Corriente	1.058.108.354
B. Gastos de Capital	**1.422.528.190**
- Activos Reales	1.345.128.190
Repuestos y Reparaciones Mayores	113.127.570
Adquisición de Maquinarias y demás Equipos	668.499.564

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
Adquisición de Equipos de Transporte, Tracción y Elevación	43.001.658
Otros Activos Reales	520.499.398
- Activos Intangibles	77.400.000
C. Resultado Financiero: Déficit	**(364.419.836)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.661.244.468**
- Activos Financieros	1.661.244.468
Disminución de Caja y Bancos	1.634.244.468
Disminución de Inversiones Temporales	17.000.000
Disminución de Efectivos a Cobrar a Corto Plazo	10.000.000
B. Aplicaciones Financieras	**1.661.244.468**
- Activos Financieros	58.000.000
Concesión de Préstamos	58.000.000
- Pasivos Financieros	1.238.824.632
Servicio de la Deuda Pública y Disminución de otros Pasivos	1.238.824.632
Disminución de Cuentas y Efectos a Pagar a Proveedores	118.000.000
Disminución de Otras Cuentas y Efectos a Pagar	1.120.824.632
- Déficit Financiero	364.419.836

A0093
Universidad Central de Venezuela (UCV)

UNIVERSIDAD CENTRAL DE VENEZUELA (UCV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Real y Pontificia Universidad de Caracas, nació el 22 de diciembre de 1721, tras treinta años de largas gestiones ante la Corte de Madrid. El Rey Felipe V firmó la Real Cédula de creación de la Universidad en la población española de Lerma.

En enero de 1827, El Libertador y Presidente Don Simón Bolívar, reformó los viejos reglamentos, con la promulgación de los nuevos Estatutos Republicanos Universitarios y se convierte en la Universidad Central de Venezuela.

La Universidad Central de Venezuela, ha tenido tres sedes principales; . Desde su fundación hasta 1856 funcionó en el Seminario de Santa Rosa de Lima, al lado del Palacio Arzobispal, donde hoy funciona el Concejo Municipal del Distrito Libertador. En 1857 se muda a la antigua sede del Convento de San Francisco, hoy Palacios de las Academias y a partir de 1953, ocupa la Ciudad Universitaria de Caracas obra arquitectónica del maestro y arquitecto Carlos Raúl Villanueva, la cual desde el 30 de noviembre de 2000 fue declarada por la UNESCO, Patrimonio Cultural de la Humanidad.

La Universidad Central de Venezuela, tiene como misión crear, asimilar y difundir el saber mediante la investigación y la enseñanza; completar la formación integral iniciada en los ciclos educacionales anteriores; y formar los equipos profesionales y técnicos que necesita la nación para su desarrollo y progreso.

Desde esta perspectiva, el desarrollo de la Universidad se fundamenta en su misión y visión de futuro, permitiéndole alcanzar los objetivos de largo plazo, que orientan a su vez las funciones básicas de Docencia, Investigación y Extensión.

La Institución centra su compromiso en la búsqueda de la verdad y el desarrollo integral del ser humano, mediante la generación, aplicación y difusión de conocimientos, la formación de profesionales de alto nivel y la prestación de servicios en las áreas científicas, humanísticas y tecnológicas, realizando funciones de investigación, docencia y extensión, contribuyendo al desarrollo regional, nacional y mundial.

La Universidad esta orientada fundamentalmente a ser una institución abierta a todas las corrientes del pensamiento universal, dinámica y autónoma, caracterizada por su calidad técnica y elevada productividad científica, comprometida con el proceso de desarrollo integral de la región y del país, con capacidad de promover y orientar los cambios hacia una sociedad globalizadora y competitiva, con una comunidad armónica y presta a trabajar proactivamente para la transformación socioeconómica, formando un hombre integral, con nuevos paradigmas en el conocimiento, la cultura y mundo de trabajo, con pertinencia social, profunda conciencia ética y critica propiciando la generación, incorporación y difusión de nuevos conocimientos, el desarrollo de avances tecnológicos y promoviendo adecuados niveles de financiamiento institucional.

Entre sus objetivos se destacan:

- Fomentar la investigación de nuevos conocimientos, en beneficio del bienestar y progreso del ser humano, de la sociedad y del desarrollo independiente de la nación.

- La enseñanza universitaria, estará dirigida a la formación integral de profesionales y a su capacitación en función de las necesidades de la sociedad y su desarrollo.

- Participar a través de programas de Extensión y Apoyo en la solución de los problemas sociales que enfrente el país.

Hacia el logro de los objetivos trazados a continuación se describen las acciones de los programas operativos:

Programa de Enseñanza

Comprende la capacitación de los estudiantes a través de todas las acciones docentes, para que a través de la formación social y profesional contribuyan a la solución de los problemas nacionales.

Los objetivos del Programa se dirigen hacia la formación profesional de Pregrado y Postgrado, técnica y especial de los alumnos; para el conferimiento de un grado o un título, previo el cumplimiento de los requisitos legales pertinentes, estimulando y desarrollando sus disciplinas y sus iniciativas según el trabajo realizado en la cátedra, en el laboratorio o en el seminario, procurando su capacitación integral con sentido científico, técnico y sensibilidad humanística, para el desempeño en el área escogida por cada uno de ellos.

Programa de Investigación

Este Programa tiene como objetivo, estimular y favorecer la función creadora mediante la investigación, contribuyendo a la creación de la infraestructura científica y técnica requerida para el desarrollo armónico e independiente, a través de la colaboración con organismos nacionales e internacionales.

Programa de Extensión

Este programa tiene como propósito fundamental, fomentar y coordinar las actividades sociales, culturales y deportivas; desarrollando tales actividades en estrecha relación con su zona de influencia. Lo anterior significa que el programa está concebido como la proyección de la Universidad hacia el medio que la contiene, realizándose mediante un proceso que comprende la recepción de los problemas locales, regionales y nacionales, para la posterior generación de las acciones apropiadas.

Las actividades se desarrollan en las dependencias y eventos que se citan:

- Museos y Galerías
- Artes Plásticas
- Cine
- Música
- Cursos, Charlas, Seminarios, dirigidos a la comunidad que no tengan como finalidad básica la rentabilidad
- Deportes
- Acción Social
- Formación y presentación teatral.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**476.207.719.489**
- Transferencias Para Financiar Gastos Corrientes	476.207.719.489
Del Sector Público	459.662.724.513
De la Administración Central	459.662.724.513
– Ingresos Ordinarios	326.360.534.404
– Gestión Fiscal	114.456.018.404
– Otras Fuentes de Financiamiento	18.846.171.705
- Ingresos por Actividades Propias	11.662.570.543
Ingresos no Tributarios	11.662.570.543
Venta de Bienes y Servicios	11.662.570.543
- Otros Ingresos Corrientes	4.882.424.433
Ingresos por Aportes y Contribuciones	4.882.424.433
Recursos Financieros	**626.500.000**
- Activos Financieros	626.500.000
Disminución de Caja y Bancos	626.500.000
TOTAL	**476.834.219.489**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**420.138.657.155**
- Gastos de Consumo	231.150.081.531
Gastos de Personal	179.645.191.393
Materiales y Suministros	19.091.746.775
Servicios No Personales	32.408.943.363
Otros Gastos de Instituciones Descentralizadas	4.200.000
Devolución de Ventas	4.200.000
- Otros Gastos Corrientes	188.988.575.624
Transferencias	188.988.575.624
Transferencias Corrientes al Sector Privado	188.988.575.624
Gastos de Capital	**18.233.129.635**
- Activos Reales	18.233.129.635
Otros Activos Reales	18.233.129.635
Aplicaciones Financieras	**38.462.432.699**
- Pasivos Financieros	38.462.432.699
Servicio de la Deuda Pública y Disminución de otros Pasivos	38.462.432.699
TOTAL	**476.834.219.489**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	56.923
Egresados de Pregrado	Egresado	5.749
Matrícula de Postgrado	Alumno	16.451
Egresados de Postgrado	Egresado	2.494
Actividades de Investigación	Proyecto	1.114
Actividades de Extensión	Taller, Charla, Curso	2.654
Asistencia Socioeconómica	Becario	26.874

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**6.567**	**77.437.957.680**
Directivo	210	4.677.940.214
Profesional y Técnico	713	10.280.638.385
Personal Administrativo	2.511	15.567.558.435
Personal Docente	2.022	39.567.350.356
Obrero	1.111	7.344.470.290
Personal Fijo a Tiempo Parcial	**2.188**	**6.668.922.404**
Directivo	13	88.411.052
Profesional y Técnico	92	761.317.602
Personal Administrativo	124	499.642.363
Personal Docente	1.957	5.314.193.316
Obrero	2	5.358.071
Personal Contratado	**1.962**	**11.315.587.178**
Directivo	7	91.877.549
Profesional y Técnico	125	1.576.284.284
Personal Administrativo	329	1.890.930.988
Personal Docente	1.500	7.751.782.573
Obrero	1	4.711.784
TOTAL	**10.717**	**95.422.467.262**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2.218	2.887.217.722
II	247.105 __ 297.105	121	404.533.929
III	297.106 __ 347.106	111	425.105.795
IV	347.107 __ 397.107	496	2.252.559.123
V	397.108 __ 447.108	353	1.802.547.466
VI	447.109 __ 497.109	785	4.416.561.694
VII	497.110 __ 547.110	646	4.038.891.375
VIII	547.111 __ 597.111	509	3.490.752.651
IX	597.112 __ 647.112	376	2.807.367.479
X	647.113 __ 697.113	310	2.504.348.823
XI	697.114 __ 747.114	234	2.021.571.910
XII	747.115 __ 797.115	351	3.210.650.228
XIII	797.116 __ 847.116	122	1.200.720.212
XIV	847.117 __ 897.117	267	2.849.157.565
XV	897.118 __ 947.118	205	2.313.456.864
XVI	947.119 __ 997.119	103	1.192.298.086
XVII	997.120 Y MAS	2.396	50.250.186.195
	TOTAL	**9.603**	**88.067.927.117**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	2	5.358.071
II	247.105 __ 297.105	13	46.049.372
III	297.106 __ 347.106	17	68.207.598
IV	347.107 __ 397.107	30	136.899.720
V	397.108 __ 447.108	126	640.317.968
VI	447.109 __ 497.109	164	927.264.782
VII	497.110 __ 547.110	198	1.243.021.982
VIII	547.111 __ 597.111	227	1.558.050.483
IX	597.112 __ 647.112	161	1.198.633.774
X	647.113 __ 697.113	77	615.837.666
XI	697.114 __ 747.114	39	336.940.584
XII	747.115 __ 797.115	37	340.962.869
XIII	797.116 __ 847.116	16	156.993.975
XIV	847.117 __ 897.117	4	41.635.774
XV	897.118 __ 947.118	1	11.201.135
XVI	947.119 __ 997.119	1	11.958.663
XVII	997.120 Y MAS	1	15.205.729
	TOTAL	**1.114**	**7.354.540.145**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**3.512**	**103.165.682.161**
- Jubilado	2.717	89.170.648.983
- Pensionado	795	13.995.033.178
Administrativo	**4.697**	**63.746.557.396**
- Profesional Y Técnico	**661**	**16.178.904.093**
- Jubilado	613	15.448.978.692
- Pensionado	48	729.925.401
- Apoyo	**4.036**	**47.567.653.303**
- Jubilado	3.172	39.973.002.404
- Pensionado	864	7.594.650.899
Obrero	**1.586**	**11.624.633.283**
- Jubilado	1.113	9.356.991.311
- Pensionado	473	2.267.641.972
TOTAL	**9.795**	**178.536.872.840**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	94.733.227.517
02	Investigación	38.855.590.302
03	Extensión	9.135.117.326
04	Protección Socio-económica y Financiero	48.157.945.320
05	Servicios Académicos	12.487.287.681
06	Servicios Administrativos	9.912.683.469
07	Servicios Generales	32.605.590.086
08	Planta Física y Mantenimiento	4.879.559.832
09	Fomento	10.550.805
10	Dirección Institucional	25.762.144.409
99	Partidas no Asignables a Programas	200.294.522.742
	TOTAL	**476.834.219.489**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	179.645.191.393
4.02	Materiales y Suministros	19.091.746.775
4.03	Servicios no Personales	32.408.943.363
4.04	Activos Reales	18.233.129.635
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	38.462.432.699
4.07	Transferencias	188.988.575.624
4.08	Otros Gastos de Instituciones Descentralizadas	4.200.000
	TOTAL	**476.834.219.489**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**476.207.719.489**
- Transferencias Para Financiar Gastos Corrientes	**476.207.719.489**
Del Sector Público	459.662.724.513
De la Administración Central	459.662.724.513
– Ingresos Ordinarios	326.360.534.404
– Gestión Fiscal	114.456.018.404
– Otras Fuentes de Financiamiento	18.846.171.705
- Ingresos por Actividades Propias	11.662.570.543
Ingresos no Tributarios	11.662.570.543
Venta de Bienes y Servicios	11.662.570.543
- Otros Ingresos Corrientes	4.882.424.433
Ingresos por Aportes y Contribuciones	4.882.424.433
B. Gastos Corrientes	**420.138.657.155**
- Gastos de Consumo	231.150.081.531
Gastos de Personal	179.645.191.393
Materiales y Suministros	19.091.746.775
Servicios No Personales	32.408.943.363
Otros Gastos de Instituciones Descentralizadas	4.200.000
Devolución de Ventas	4.200.000
- Otros Gastos Corrientes	188.988.575.624
Transferencias	188.988.575.624
Transferencias Corrientes al Sector Privado	188.988.575.624
C. Resultado Económico: Ahorro	**56.069.062.334**
II. Cuenta de Capital	
A. Recursos de Capital	**56.069.062.334**
- Ahorro en la Cuenta Corriente	56.069.062.334
B. Gastos de Capital	**18.233.129.635**
- Activos Reales	18.233.129.635
Otros Activos Reales	18.233.129.635
C. Resultado Financiero: Superávit	**37.835.932.699**
III. Cuenta Financiera	
A. Recursos Financieros	**38.462.432.699**
- Activos Financieros	626.500.000
Disminución de Caja y Bancos	626.500.000
- Superávit Financiero	37.835.932.699
B. Aplicaciones Financieras	**38.462.432.699**
- Pasivos Financieros	38.462.432.699
Servicio de la Deuda Pública y Disminución de otros Pasivos	38.462.432.699

A0094
Universidad de Carabobo (UC)

UNIVERSIDAD DE CARABOBO (UC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad de Carabobo, es una universidad pública, democrática, participativa, innovadora e integral; comprometida con su misión de creación, desarrollo y difusión de conocimientos innovadores, competitivos y socialmente pertinentes y la formación ética e integral de profesionales y técnicos altamente calificados; enmarca sus acciones dentro de una política unificadora de la docencia, investigación y extensión, con vinculación interinstitucional, como motor transformador de la sociedad.

Bajo ese marco de políticas, los procesos, funciones y tareas en todos los niveles de las áreas claves de la Institución se organizan en función del Plan Estratégico Institucional, a fin de garantizar una efectiva creación, desarrollo y difusión de conocimientos, garantizar la pertinencia y el mejoramiento continuo de la calidad de sus productos y servicios, aportar una significativa contribución al progreso de la región y del país; siempre orientados por los principios rectores de flexibilidad, integración modernizadora con apoyo en tecnología de punta, desconcentración y descentralización, desarrollo de personal, gestión participativa y excelencia.

Desde esta perspectiva, la acción institucional y el cumplimiento de la misión que se persigue fundamentalmente a través de las funciones básicas de Enseñanza, Investigación y Extensión, cuyos principales propósitos se expresan a continuación.

Enseñanza

Nuestra Academia persigue optimizar el proceso de Enseñanza-Aprendizaje en las facultades que conforman nuestra estructura. Así, Derecho, Ciencias de la Salud, Ingeniería, Ciencias Económicas y Sociales, Ciencias de la Educación, Odontología, Ciencias y Tecnología y el Área de Estudios de Postgrado; dirigen sus esfuerzos en función de una educación de calidad que permita generar egresados con excelencia académica y pertinencia social. En tal sentido, la Academia de la Universidad de Carabobo se propone:

- Brindar una visión prospectiva y formativa que permita la formación integral del estudiante de Pre-grado y afianzar los conocimientos en el IV y V nivel de estudios.
- Redefinir y actualizar el diseño curricular adaptándolo a los requerimiento de la demanda y en función de los objetivos de pertinencia planteados, incluyendo dentro de los modelos componentes científicos, humanísticos y éticos.
- Diseñar mecanismos que permitan generar un sistema de desempeño de las unidades académicas de la institución, a fin de disponer de indicadores para la evaluación de la actividad docente, así como del logro de las metas propuestas.
- Estimular y desarrollar las potencialidades de la Comunidad Estudiantil y profesoral, a fin de lograr una educación de calidad y mejorar la imagen corporativa.
- Desarrollar actividades de capacitación docente.

Investigación

El programa de Investigación, se orienta a impulsar cambios y mejoras en el desarrollo de conocimientos innovadores y competitivos, para rescatar así la significación de la actividad investigadora en el marco de la Misión Universitaria, promoviendo, fortaleciendo y activándola, a través de las diferentes unidades de investigación adscritas a las distintas Facultades y del accionar del Consejo de Desarrollo Científico y Humanístico de la Institución.

Principalmente, el programa de Investigación se plantea los siguientes objetivos:

- Promover, apoyar y financiar la producción científica y tecnológica generada en nuestros centros de investigación.
- Dar respuesta oportuna a las demandas en materia de investigación a nivel organizacional, nacional e internacional, a través del diseño y desarrollo de convenios en áreas estratégicas del quehacer Científico, Técnico y Humanístico; visualizando oportunidades y definiendo líneas prioritarias y acreditadas.
- Fortalecer las unidades de investigación adscritas a las facultades a través de la desconcentración de recursos y su asignación según el logro de objetivos.

Extensión

Las actividades de Extensión proyectan a nuestra institución hacia la comunidad intra y extra universitaria para fortalecer la vinculación con el entorno y cumplir con la función social a través del desarrollo de efectivos mecanismos de interrelación entre la Universidad, el sector productivo, gobierno y comunidades.

Para el logro de la presencia permanente de la Universidad en su área de influencia, se establecen las siguientes directrices:

- Lograr el desarrollo de la Extensión Universitaria como función social y componente de las estrategias curriculares.
- Promover actividades de Servicios a la Comunidad y Asistencia, definiendo políticas de corresponsabilidad y apoyando acciones que permitan el conocimiento de las propias necesidades comunitarias y coadyuven a su solución.
- Desarrollar acciones que permitan de manera eficiente y efectiva la integración de planes con las áreas de Academia e Investigación, para la contribución al desarrollo económico, social, político y cultural a nivel regional y con influencia nacional.

Son muchos los retos que la comunidad universitaria enfrenta. La intensidad de la tarea amerita asumir los retos con reflexión, compromiso y voluntad de sincera transformación de los procesos propios de una institución científico-educativa, que son de vital importancia para el logro de los niveles de excelencia propuestos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**306.292.352.900**
- Transferencias para Financiar Gastos Corrientes	305.392.352.900
Del Sector Privado	1.400.000.000
Aporte al Fondo de Pensiones y Jubilaciones	1.400.000.000
Del Sector Público	303.992.352.900
De la Administración Central	303.992.352.900
– Ingresos Ordinarios	215.834.570.559
– Gestión Fiscal	75.694.095.872
– Otras Fuentes de Financiamiento	12.463.686.469
- Ingresos por Actividades Propias	147.630.000
Ingresos no Tributarios	147.630.000
- Otros Ingresos Corrientes	752.370.000
Otros Ingresos Diversos	752.370.000
Recursos de Capital	**5.000.000.000**
- Transferencias para Financiar Gastos de Capital	5.000.000.000
Del Sector Público	5.000.000.000
– Ingresos Ordinarios	3.550.000.000
– Gestión Fiscal	1.245.000.000
– Otras Fuentes de Financiamiento	205.000.000
TOTAL	**311.292.352.900**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**275.286.480.182**
- Gastos de Consumo	149.624.357.730
Gastos de Personal	128.028.687.977
Materiales y Suministros	4.834.164.230
Servicios No Personales	16.761.505.523
- Otros Gastos Corrientes	125.662.122.452
Transferencias	125.662.122.452
Transferencias Corrientes al Sector Privado	68.211.668.337
Transferencias Corrientes al Sector Público	1.804.998.022
Otras Transferencias	55.645.456.093
Gastos de Capital	**14.486.678.341**
- Activos Reales	14.486.678.341
Adquisición de Maquinarias y demás Equipos	4.842.190.960
Adquisición de Equipos de Transporte, Tracción y Elevación	1.016.322.109
Otros Activos Reales	8.628.165.272
Aplicaciones Financieras	**21.519.194.377**
- Activos Financieros	80.556.000
Incremento de Otros Activos no Circulantes	80.556.000
Otros	80.556.000
- Pasivos Financieros	21.438.638.377
Servicio de la Deuda Pública y Disminución de otros Pasivos	21.438.638.377
Disminución de Otros Pasivos no Circulantes	21.438.638.377
TOTAL	**311.292.352.900**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	39.260
Egresados de Pregrado	Egresado	5.115
Matrícula de Postgrado	Alumno	2.225
Egresados de Postgrado	Egresado	570
Actividades de Investigación	Proyecto	93
Actividades de Extensión	Taller y Curso	56
Asistencia Socioeconómica	Becario	4.304

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**4.971**	**53.413.548.661**
Directivo	176	572.249.602
Profesional y Técnico	1.440	16.710.788.268
Personal Administrativo	1.097	6.604.320.716
Personal Docente	1.265	23.111.197.992
Obrero	993	6.414.992.083
Personal Fijo a Tiempo Parcial	**665**	**4.194.045.996**
Profesional y Técnico	93	530.130.168
Personal Administrativo	5	14.912.856
Personal Docente	567	3.649.002.972
Personal Contratado	**1.169**	**6.466.427.965**
Profesional y Técnico	43	355.963.920
Personal Administrativo	37	178.355.268
Personal Docente	1.061	5.788.479.408
Obrero	28	143.629.369
TOTAL	**6.805**	**64.074.022.622**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	648	1.472.031.352
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108	100	512.282.578
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	1.918	12.297.663.435
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	449	3.235.979.453
X	647.113 _ 697.113		
XI	697.114 _ 747.114	649	5.671.483.453
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	83	836.873.200
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	69	757.769.720
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	1.868	32.731.317.979
	TOTAL	**5.784**	**57.515.401.170**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	491	2.730.332.551
VII	497.110 _ 547.110	278	1.771.353.135
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	195	1.418.499.382
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	38	376.522.023
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	19	261.914.361
	TOTAL	**1.021**	**6.558.621.452**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**1.688**	**73.292.116.779**
- Jubilado	1.677	73.051.498.818
- Pensionado	11	240.617.961
Administrativo	**1.895**	**29.875.775.269**
- Profesional y Técnico	1.220	21.326.778.617
- Jubilado	1.159	20.602.192.864
- Pensionado	61	724.585.753
- Apoyo	675	8.548.996.652
- Jubilado	609	7.851.851.058
- Pensionado	66	697.145.594
Obrero	**668**	**7.285.897.982**
- Jubilado	668	7.285.897.982
TOTAL	**4.251**	**110.453.790.030**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	62.202.269.246
02	Investigación	6.447.671.368
03	Extensión	5.026.650.002
04	Protección Socio Económica	34.377.233.110
05	Servicios Académicos	3.950.932.151
06	Servicios Administrativos Financieros	4.755.997.294
07	Servicios Generales	12.494.419.834
08	Planta Física y Equipamiento	15.002.005.744
09	Fomento	183.186.271
10	Dirección Institucional	29.154.447.244
99	Partidas no Asignables a Programas	137.697.540.636
	TOTAL	**311.292.352.900**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	128.028.687.977
4.02	Materiales y Suministros	4.834.164.230
4.03	Servicios no Personales	16.761.505.523
4.04	Activos Reales	14.486.678.341
4.05	Activos Financieros	80.556.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	21.438.638.377
4.07	Transferencias	125.662.122.452
	TOTAL	**311.292.352.900**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**306.292.352.900**
- Transferencias Para Financiar Gastos Corrientes	305.392.352.900
Del Sector Privado	1.400.000.000
Aporte del Fondo de Pensiones y Jubilaciones	1.400.000.000
Del Sector Público	303.992.352.900
De la Administración Central	303.992.352.900
– Ingresos Ordinarios	215.834.570.559
– Gestión Fiscal	75.694.095.872
– Otras Fuentes de Financiamiento	12.463.686.469
- Ingresos por Actividades Propias	147.630.000
Ingresos no Tributarios	147.630.000
Venta de Bienes y Servicios	147.630.000
- Otros Ingresos Corrientes	752.370.000
Otros Ingresos Diversos	752.370.000
Intereses Bancarios	659.840.000
Otros Ingresos	92.530.000
B. Gastos Corrientes	**275.286.480.182**
- Gastos de Consumo	149.624.357.730
Gastos de Personal	128.028.687.977
Materiales y Suministros	4.834.164.230
Servicios No Personales	16.761.505.523
- Otros Gastos Corrientes	125.662.122.452
Transferencias	125.662.122.452
Transferencias Corrientes al Sector Privado	68.211.668.337
Pensiones y Jubilaciones	68.211.668.337
Transferencias Corrientes al Sector Público	1.804.998.022
Fundaciones y Otros Organismos del Sector Público	1.804.998.022
Otras Transferencias	55.645.456.093
Transferencias Diversas	55.645.456.093
C. Resultado Económico: Ahorro	**31.005.872.718**
II. Cuenta de Capital	
A. Recursos de Capital	**36.005.872.718**
- Ahorro en la Cuenta Corriente	31.005.872.718
- Transferencias para Financiar Gastos de Capital	5.000.000.000
Del Sector Público	5.000.000.000
De la Administración Central	5.000.000.000
– Ingresos Ordinarios	3.550.000.000
– Gestión Fiscal	1.245.000.000
– Otras Fuentes de Financiamiento	205.000.000
B. Gastos de Capital	**14.486.678.341**
- Activos Reales	14.486.678.341
Adquisición de Maquinarias y demás Equipos	4.842.190.960
Adquisición de Equipos de Transporte, Tracción y Elevación	1.016.322.109
Otros Activos Reales	8.628.165.272
C. Resultado Financiero: Superávit	**21.519.194.377**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**21.519.194.377**
- Superávit Financiero	21.519.194.377
B. Aplicaciones Financieras	**21.519.194.377**
- Activos Financieros	80.556.000
Incremento de Otros Activos no Circulantes	80.556.000
Otros	80.556.000
- Pasivos Financieros	21.438.638.377
Servicio de la Deuda Pública y Disminución de otros Pasivos	21.438.638.377
Disminución de Otros Pasivos no Circulantes	21.438.638.377

A0095

Universidad Nacional Experimental Simón Rodríguez (UNESR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ (UNESR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La política presupuestaria de la Universidad Nacional Experimental "Simón Rodríguez" (UNESR), ha sido adecuada a las disposiciones legales vigentes, en el marco anual del presupuesto para el período 2004 y en concordancia con las orientaciones generales para la formulación del mismo, según lineamientos impartidos por la Oficina Nacional de Presupuesto (ONAPRE), y de acuerdo a la propuesta presentada por la Comisión de Presupuesto del Sector Universitario, la cual fue aprobada por el Consejo Nacional de Universidades (CNU).

La Universidad Nacional Experimental Simón Rodríguez continuará cumpliendo con su principal función de atender con carácter prioritario los programas de enseñanza en los diferentes niveles, en tal sentido, la Institución contemplará una matrícula regular de 55.309 participantes de Pregrado y Post-Grado 6.380.

Se reforzará en el ámbito institucional la política educativa, mejorando los servicios para que se adapten a las exigencias de los programas de enseñanza e investigación y se fortalecerá la atención a los participantes (estudiantes) en las actividades fundamentales que coadyuven a la formación integral.

Se apoyará en el bienestar socio económico incrementado, en función de los recursos disponibles, los montos para el trabajo estudiantil remunerado, tales como preparadurías y servicios estudiantiles.

Asimismo, asistir en el bienestar socioeconómico y mejoramiento del personal académico, administrativo y obrero previsto en los instrumentos normativos de trabajo y el contrato colectivo.

Continuar con el desarrollo y fortalecimiento del sistema de información financiera, administrativa, presupuestaria y contables, para cumplir con los objetivos básicos de la Institución.

Por otra parte, se administrará y se controlará la ejecución de los servicios básicos de acuerdo a los nuevos costos y las necesidades de la Institución.

Los Lineamientos o estrategias generales de la UNESR giran en torno a las siguientes consideraciones:

- Apoyo al proceso de transformación profunda y consustanciada con los procesos de cambios que plantea el Ejecutivo Nacional.
- Mejoramiento continuo en la calidad de la enseñanza, tomando en cuenta la Misión y Visión de la Universidad, que la enmarcan en una filosofía específica, signada por la obra de Simón Rodríguez, enfocada a reducir la exclusión y la desigualdad.
- La UNESR, debido a su distribución geográfica, filosofía educativa original y potencial investigativo, está llamada a ser la "Universidad del Pueblo", en concordancia con el Plan Educativo Nacional y los principios de la Constitución de la República Bolivariana de Venezuela.
- Asumir el liderazgo en el Sistema de Educación Superior, incorporando un modelo educativo que combine equidad y calidad utilizando la estrategia de aprender haciendo.
- Dar prioridad a los aspectos culturales hacia adentro de la Universidad y como proyección de su acción en la comunidad y en toda su área de influencia.
- Reorientar las políticas de docencia, investigación y extensión en función de las necesidades e intereses de nuestra sociedad.

- Formar profesionales críticos y con sensibilidad social.
- Coordinar con las autoridades nacionales, regionales y locales, acciones en beneficio de las clases más vulnerables.
- La investigación y la extensión deben estar relacionadas con líneas de trabajo que se desprendan de las necesidades e intereses, nacionales y regionales como son: hábitat, agroalimentación, salud, vivienda comunicaciones, educación, transporte, energía, ambiente y recursos naturales.
- La Universidad debe ofrecer alternativas autónomas cónsonas con nuestra realidad y necesidades, con el fin de responder a las expectativas de la sociedad en donde funciona. La calidad y la excelencia de la educación deben fundamentarse en un clima académico de discusión y debate que es el único que segura la elevación continua del nivel intelectual, moral y político de las personas.
- La investigación y la extensión deben estar relacionadas con líneas de trabajo que se desprendan de proyectos de desarrollo autónomos nacionales y regionales y no responder simplemente a las necesidades individuales de reconocimientos o ascensos en el escalafón.
- La Universidad tiene el compromiso histórico ineludible de participar en la construcción de un proyecto nacional de desarrollo integral sustentable.
- Participar en el diseño de políticas y normas de racionalización del gasto universitario
- Atender la protección socioeconómica a estudiantes de bajos ingresos
- Reestructuración de núcleos y del nivel central.
- Mejorar las proporciones relativas entre profesores y personal no docente.
- Reactivación de estaciones experimentales.
- Fortalecer áreas de control de estudios en los Núcleos.

En la elaboración del presupuesto se deben considerar aspectos de política presupuestaria establecidos por el Ministerio de Educación Superior y CNU-OPSU en cuanto a:

- Transformar y modernizar las instituciones en todos sus componentes, contando con un sistema de información y una base de datos que garantice la autoevaluación continua.
- Hacer de la Extensión Universitaria un elemento de integración Docencia-Investigación y de vinculación de la Educación Superior con todos los sectores de la sociedad.
- Racionalizar los gastos del presupuesto a través de la optimización de los recursos humanos, financieros, materiales y equipos.
- Intensificar el vínculo de las instituciones de educación superior con las entidades territoriales de su área geográfica de influencia, a través de la prestación de servicios en los campos de capacitación investigación y extensión.
- Instrumentar el sistema nacional de evaluación institucional y de acreditación en las instituciones de educación superior, a fin de lograr niveles de competitividad en la gestión.
- Fomentar la consolidación y desarrollo de las zonas rentales de las universidades nacionales como vía para la generación de ingresos adicionales.

Es importante destacar, que se revisarán las unidades que puedan generar ingresos propios, de tal manera que se establezcan planes y programas para la obtención de ingresos diferentes a los aportes del Estado.

Entre las acciones más importantes para el año 2004, podemos señalar el proyecto de transformación universitaria en concordancia con las políticas y directrices del Gobierno Nacional, el reforzamiento de las actividades de cultura, en coordinación con las comunidades en los 20 Núcleos en el ámbito nacional, el incremento y mejora de las publicaciones universitarias, la adecuación de los sistemas administrativos y de control de estudios.

Se continuará con los procesos de adecuación de la planta docente, para un uso más racional de este recurso y mejoramiento de calidad de enseñanza.

La salud de todo el personal que compone la comunidad universitaria y los estudiantes, es otra área de gran prioridad para la gestión del actual equipo rectoral.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**89.777.770.212**
- Transferencias para Financiar Gastos Corrientes	85.834.462.250
Del Sector Público	85.834.462.250
De la Administración Central	85.334.462.250
– Recursos Ordinarios	60.587.468.198
– Gestión Fiscal	21.248.281.100
– Otras Fuentes de Financiamiento	3.498.712.952
De Gobiernos Estadales	500.000.000
- Ingresos por Actividades Propias	3.943.307.962
Ingresos no Tributarios	3.943.307.962
Recursos de Capital	**273.700.000**
- Transferencias para Financiar Gastos de Capital	73.700.000
Del Sector Público	73.700.000
– Recursos Ordinarios	52.327.000
– Gestión Fiscal	18.351.300
– Otras Fuentes de Financiamiento	3.021.700
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	200.000.000
Recursos Financieros	**1.400.000.000**
- Activos Financieros	1.400.000.000
Disminución de Caja y Bancos	1.400.000.000
TOTAL	**91.451.470.212**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**79.637.941.646**
- Gastos de Consumo	70.336.056.494
Gastos de Personal	61.699.056.245
Materiales y Suministros	2.679.878.648
Servicios No Personales	5.757.121.601
Otros Gastos de Instituciones Descentralizadas	200.000.000
Depreciación y Amortización	200.000.000
- Otros Gastos Corrientes	9.301.885.152
Transferencias	9.301.885.152
Transferencias Corrientes al Sector Privado	9.301.885.152
Gastos de Capital	**2.469.214.109**
- Activos Reales	2.469.214.109
Adquisición de Equipos de Transporte, Tracción y Elevación	2.469.214.109
Aplicaciones Financieras	**9.344.314.457**
- Pasivos Financieros	9.344.314.457
Servicio de la Deuda Pública y Disminución de Otros Pasivos	9.344.314.457
Disminución de Cuentas y Efectos a Pagar a Proveedores	36.218.563
Disminución de Cuentas y Efectos a Pagar a Contratistas	72.446.470
Disminución de Otras Cuentas y Efectos a Pagar	9.235.649.424
TOTAL	**91.451.470.212**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	55.309
Egresados de Pregrado	Egresado	6.815
Matrícula de Postgrado	Alumno	6.380
Egresados de Postgrado	Egresado	283
Actividades de Investigación	Proyecto	20
Actividades de Extensión	Curso	227
Asistencia Socioeconómica	Becario	6.700

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**1.668**	**19.753.780.826**
Directivo	150	2.507.033.849
Profesional y Técnico	180	2.281.658.784
Personal Administrativo	350	3.224.092.952
Personal Docente	492	8.828.439.284
Obrero	496	2.912.555.957
Personal Fijo a Tiempo Parcial	**230**	**1.339.833.658**
Personal Docente	230	1.339.833.658
Personal Contratado	**431**	**3.265.425.679**
Profesional y Técnico	7	170.620.989
Personal Administrativo	69	528.673.964
Personal Docente	310	2.331.385.845
Obrero	45	234.744.881
TOTAL	**2.329**	**24.359.040.163**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113	207	1.731.628.692
XI	697.114 __ 747.114		
XII	747.115 __ 797.115	237	2.266.995.060
XIII	797.116 __ 847.116	355	3.608.714.160
XIV	847.117 __ 897.117	207	2.228.438.628
XV	897.118 __ 947.118	164	1.863.928.224
XVI	947.119 __ 997.119	241	2.883.668.148
XVII	997.120 Y MAS	377	6.628.366.413
	TOTAL	**1.788**	**21.211.739.325**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	6	17.730.150
II	247.105 _ 297.105	4	14.006.076
III	297.106 _ 347.106		
IV	347.107 _ 397.107	30	130.842.300
V	397.108 _ 447.108	40	193.256.641
VI	447.109 _ 497.109	350	1.990.181.432
VII	497.110 _ 547.110	66	413.779.540
VIII	547.111 _ 597.111	13	91.856.458
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114	15	134.180.550
XII	747.115 _ 797.115	11	101.139.329
XIII	797.116 _ 847.116	6	60.328.362
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**541**	**3.147.300.838**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Cargos 2004	Presupuesto 2004
Docente	**211**	**4.315.438.548**
- Jubilado	190	4.104.079.538
- Pensionado	21	211.359.010
Administrativo	**292**	**3.519.469.527**
- Profesional y Técnico	55	1.052.338.899
- Jubilado	54	1.033.385.884
- Pensionado	1	18.953.015
- Apoyo	237	2.467.130.628
- Jubilado	200	2.326.788.013
- Pensionado	37	140.342.615
Obrero	**123**	**785.607.366**
- Jubilado	88	663.502.120
- Pensionado	35	122.105.246
TOTAL	**626**	**8.620.515.441**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	34.460.406.780
02	Investigación	4.977.752.877
03	Extensión	1.209.670.504
04	Protección Socioeconómica	6.081.150.949
05	Servicios Académicos	2.478.027.379
06	Servicios Administrativos y Financieros	3.002.826.651
07	Servicios Generales	8.873.818.050
08	Planta Física y Equipamiento	787.648.026
09	Fomento	1.565.035.853
10	Dirección Institucional	2.963.246.388
99	Partidas no Asignables a Programas	25.051.886.755
	TOTAL	**91.451.470.212**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	61.699.056.245
4.02	Materiales y Suministros	2.679.878.648
4.03	Servicios no Personales	5.757.121.601
4.04	Activos Reales	2.469.214.109
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	9.344.314.457
4.07	Transferencias	9.301.885.152
4.08	Otros Gastos de Instituciones Descentralizadas	200.000.000
	TOTAL	**91.451.470.212**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**89.777.770.212**
- Transferencias Para Financiar Gastos Corrientes	85.834.462.250
Del Sector Público	85.834.462.250
De la Administración Central	85.334.462.250
– Recursos Ordinarios	60.587.468.198
– Gestión Fiscal	21.248.281.100
– Otras Fuentes de Financiamiento	3.498.712.952
De Gobiernos Estadales	500.000.000
- Ingresos por Actividades Propias	3.943.307.962
Ingresos no Tributarios	3.943.307.962
Venta de Bienes y Servicios	3.943.307.962
B. Gastos Corrientes	**79.637.941.646**
- Gastos de Consumo	70.336.056.494
Gastos de Personal	61.699.056.245
Materiales y Suministros	2.679.878.648
Servicios no Personales	5.757.121.601
Otros Gastos de Instituciones Descentralizadas	200.000.000
Depreciación y Amortización	200.000.000
- Otros Gastos Corrientes	9.301.885.152
Transferencias	9.301.885.152
Transferencias Corrientes al Sector Privado	9.301.885.152
Pensiones	452.806.114
Jubilaciones	7.261.436.578
Becas y Otros Servicios Estudiantiles	1.557.642.460
Otras Trasferencias a Organismos de la Seguridad Social	30.000.000
C. Resultado Económico: Ahorro	**10.139.828.566**
II. Cuenta de Capital	
A. Recursos de Capital	**10.413.528.566**
- Ahorro en la Cuenta Corriente	10.139.828.566
- Transferencias para Financiar Gastos de Capital	73.700.000
Del Sector Público	73.700.000
De la Administración Central	73.700.000
– Recursos Ordinarios	52.327.000
– Gestión Fiscal	18.351.300
– Otras Fuentes de Financiamiento	3.021.700
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	200.000.000
B. Gastos de Capital	**2.469.214.109**
- Activos Reales	2.469.214.109
Adquisición de Equipos de Transporte, Tracción y Elevación	2.469.214.109
C. Resultado Financiero: Superávit	**7.944.314.457**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**9.344.314.457**
- Activos Financieros	1.400.000.000
Disminución de Caja y Bancos	1.400.000.000
- Superávit Financiero	7.944.314.457
B. Aplicaciones Financieras	**9.344.314.457**
- Pasivos Financieros	9.344.314.457
Servicio de la Deuda Pública y Disminución de otros Pasivos	9.344.314.457
Disminución de Cuentas y Efectos a Pagar a Proveedores	36.218.563
Disminución de Cuentas y Efectos a Pagar a Contratistas	72.446.470
Disminución de Otras Cuentas y Efectos a Pagar	9.235.649.424

A0096
Universidad Nacional Experimental Francisco de Miranda (UNEFM)

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA (UNEFM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Experimental "Francisco de Miranda" UNEFM, es una Institución orientada hacia la búsqueda de la verdad, el afianzamiento de los valores transcendentales del hombre y a la realización de una función rectora en educación, la cultura y la ciencia, mediante actividades de docencia, investigación y extensión.

Es una institución experimental con estructura dinámica adaptable al ensayo de nuevas orientaciones en la formación integral del individuo para la promoción de la región donde se encuentra ubicada.

Los objetivos más importantes son:

- Delinear, desarrollar y dirigir programas educativos que conduzcan a la formación de profesionales y técnicos capacitados para intervenir en labores científicas, culturales docentes y actividades económicas y de producción.

- Ejercer una función rectora en el desarrollo de las actividades, docentes, científicas, culturales, artísticas y tecnológicas de la entidad regional y del País.

- Cooperar en el estudio de los problemas de la región y del país para contribuir con positivos aportes a su solución.

- Ensayar nuevos esquemas educativos en la educación superior, acordes con el régimen experimental de la Institución, los cuales una vez evaluados pueden ser utilizados igualmente en otras Instituciones o regiones del País.

- Promover el inventario y la explotación de los recursos naturales de la región de acuerdo a las normas de conservación.

- Promover la inventiva y la innovación con miras a buscar soluciones autóctonas a los problemas regionales y nacionales.

- Liderizar el subsistema regional de educación superior.

- Estimular la formación del espíritu crítico en la comunidad universitaria, propiciando el análisis científico y la investigación, permitiendo la libre expresión de ideologías y diferentes corrientes del pensamiento.

- Restablecer vínculos con otras instituciones educacionales, científicas y culturales, regionales, nacionales y extranjeras.

De esta perspectiva el desarrollo de la Universidad Nacional Experimental Francisco de Miranda dentro de su Misión y Visión de futuro, están orientadas a cumplir con las funciones básicas de docencia, investigación y extensión.

La misión de la Universidad Nacional Experimental Francisco de Miranda está dirigida a formar, interactuando con el sector público y privado, profesionales actualizados, pertinentes e integrales, tanto especializados como polivalentes, con sensibilidad social e identidad cultural generadoras de cambios capaces de autogestionar y de generar empleos.

Participar activamente con el sector público, privado y la sociedad civil para contribuir a generar y dinamizar polos regionales y desarrollos, tendientes al mejoramiento sostenido de la calidad de vida.

La visión de la UNEFM, es ser una Institución sostenible, innovadora con una visión global, ética, democrática, pertinente e integracionista como Alma Mater Regional, comprometida con la excelencia en la formación de recursos humanos, la producción de conocimiento universal y actor fundamental en el estudio y solución de problemas de su entorno sociocultural y natural con un clima óptimo de trabajo para la producción intelectual de estudiantes y profesores.

Desarrollo Académico (Enseñanza)

Estudios Dirigidos

Este programa desarrolla una modalidad experimental de estudios dirigidos (semi presenciales) como alternativa del aporte institucional de los niveles de Pregrado, Post-grado y formación continua y permanente.

Promueve la diversificación de la oferta educativa considerando los cambios en los segmentos ocupacionales y en las fronteras del conocimiento que incidan en los procesos de desarrollo del entorno.

Fomentar el espíritu científico y de investigación que sirva a los fines académicos de la Universidad, del País y del Mundo.

Insertar a la población limitada por diversas causas, del subsistema de educación superior sin desvincularlas de su entorno geográfico o laboral.

Plan de Acción Académica

Se diseñará una política de diversificación e innovación curricular en las diferentes áreas académicas, innovación de la estructura y proceso de información y desarrollo de los recursos humanos, actualización de los diseños curriculares, estudios de demanda y necesidades de profesionales para la creación de las carreras: Licenciatura en Gerontología y Educación Física y Deportes, capacitación y actualización permanente del personal docente.

Desarrollo del Área de Investigación

Los Proyectos más importantes están referidos a:

- Creación del proyecto estratégico de la red bolivariana de investigación.
- Desarrollo de los emprendedores y comunidades falconianas.
- Fortalecer con recursos humanos el personal técnico y administrativo para la generación de proyectos productivos en el área de Investigación.
- Fortalecer el equipamiento de los centros y unidades de investigación.
- Fortalecer la flota vehicular del área de Investigación.
- Fortalecer la planta física del área de Investigación y Desarrollo.
- Impulsar el Desarrollo de Línea de Investigación y rescatar su significado en función de las necesidades de las comunidades falconianas.
- Intranet: investigación y desarrollo.
- Desarrollar el programa comunicación, conocimiento y productividad.

Consolidación de las Funciones de Extensión y Producción

Los Proyectos más importantes están referidos a:

- Fomentar y promover la creación y consolidación de programas de extensión y unidades de producción universitaria, en el marco de la sistematización, desconcentración y descentralización de la organización universitaria.
- Consolidar la planta física propia del área de extensión y producción.
- Montar la infraestructura necesaria para promover y desarrollar la extensión y producción universitaria.
- Vincular las actividades de Docencia e Investigación al conocimiento de las necesidades sociales, económicas, técnicas, culturales y deportivas para contribuir a las soluciones de los problemas de las comunidades en el área de influencia de la Universidad.
- Promover la interacción entre la Universidad y la comunidad mediante la participación activa y efectiva de sus miembros, así como estrechar vínculos con otras Institucionales Nacionales y Extranjeras.
- Desarrollar proyectos de capacitación, actualización y perfeccionamiento ocupacional y profesional en la Institución, la Comunidad y demás áreas de influencia de la Universidad promoviendo las actividades socioculturales y de educación permanente.
- Impulsar la participación conjunta con los organismos públicos y privados, en el diseño y desarrollo de planes, proyectos y actividades tendentes a la producción de bienes y servicios para el mejoramiento y progreso institucional, local y regional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**52.563.009.216**
- Transferencias para Financiar Gastos Corrientes	52.433.009.216
Del Sector Público	52.433.009.216
De la Administración Central	52.433.009.216
– Ingresos Ordinarios	37.227.436.543
– Gestión Fiscal	13.055.819.295
– Otras Fuentes de Financiamiento	2.149.753.378
- Ingresos por Actividades Propias	130.000.000
Ingresos no Tributarios	130.000.000
Venta de Bienes y Servicios	130.000.000
Recursos Financieros	**200.000.000**
- Activos Financieros	200.000.000
Disminución de Caja y Bancos	200.000.000
TOTAL	**52.763.009.216**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**47.373.353.497**
- Gastos de Consumo	38.400.411.084
Gastos de Personal	31.864.290.034
Materiales y Suministros	1.062.135.986
Servicios No Personales	5.473.985.064
- Otros Gastos Corrientes	8.972.942.413
Transferencias	8.972.942.413
Transferencias Corrientes al Sector Privado	4.723.842.565
Otras Transferencias	4.249.099.848
Gastos de Capital	**2.231.405.758**
- Activos Reales	2.231.405.758
Adquisición de Maquinarias y demás Equipos	1.508.155.758
Adquisición de Equipos de Transporte, Tracción y Elevación	212.200.000
Otros Activos Reales	511.050.000
Aplicaciones Financieras	**3.158.249.961**
- Pasivos Financieros	3.158.249.961
Servicio de la Deuda Pública y Disminución de otros Pasivos	3.158.249.961
Disminución de Cuentas y Efectos a Pagar a Proveedores	3.072.034.539
Disminución de Otras Cuentas y Efectos a Pagar	86.215.422
TOTAL	**52.763.009.216**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**960**	**13.595.182.992**
Directivo	171	3.274.739.556
Profesional y Técnico	166	2.046.691.548
Personal Administrativo	232	1.613.756.124
Personal Docente	317	6.179.906.460
Obrero	74	480.089.304
Personal Fijo a Tiempo Parcial	**107**	**747.819.444**
Directivo	5	55.938.636
Profesional y Técnico	10	68.144.064
Personal Administrativo	8	43.334.784
Personal Docente	84	580.401.960
Personal Contratado	**433**	**3.244.088.520**
Directivo	3	39.277.644
Profesional y Técnico	35	373.872.048
Personal Administrativo	26	151.078.248
Personal Docente	352	2.582.439.972
Obrero	17	97.420.608
TOTAL	**1.500**	**17.587.090.956**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	56	98.787.672
II	247.105 _ 297.105	8	27.300.288
III	297.106 _ 347.106	26	94.056.048
IV	347.107 _ 397.107	28	126.108.924
V	397.108 _ 447.108	46	230.121.792
VI	447.109 _ 497.109	96	535.646.784
VII	497.110 _ 547.110	64	402.484.512
VIII	547.111 _ 597.111	49	335.943.384
IX	597.112 _ 647.112	81	606.031.320
X	647.113 _ 697.113	52	418.312.188
XI	697.114 _ 747.114	47	410.517.480
XII	747.115 _ 797.115	148	1.352.086.764
XIII	797.116 _ 847.116	46	454.507.368
XIV	847.117 _ 897.117	64	678.815.652
XV	897.118 _ 947.118	18	199.248.540
XVI	947.119 _ 997.119	61	700.886.340
XVII	997.120 Y MAS	519	10.338.725.988
	TOTAL	**1.409**	**17.009.581.044**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	2	9.175.824
V	397.108 _ 447.108	10	50.845.548
VI	447.109 _ 497.109	24	136.445.400
VII	497.110 _ 547.110	20	125.279.844
VIII	547.111 _ 597.111	19	131.599.608
IX	597.112 _ 647.112	6	44.141.268
X	647.113 _ 697.113	10	80.022.420
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**91**	**577.509.912**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**99**	**3.958.276.080**
- Jubilado	85	3.649.549.572
- Pensionado	14	308.726.508
Administrativo	**103**	**2.118.842.364**
- Profesional Y Técnico	41	1.228.021.248
- Jubilado	40	1.209.067.740
- Pensionado	1	18.953.508
- Apoyo	62	890.821.116
- Jubilado	50	756.997.428
- Pensionado	12	133.823.688
Obrero	**25**	**242.506.928**
- Jubilado	18	182.053.056
- Pensionado	7	60.453.872
TOTAL	**227**	**6.319.625.372**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	19.388.796.296
02	Investigación	2.651.329.327
03	Extensión	1.435.790.828
04	Protección Socio-económica	7.634.087.966
05	Servicios Académicos	1.022.356.868
06	Servicios Administrativos y Financieros	2.148.980.156
07	Servicios Generales	4.902.682.868
08	Planta Física y Equipamiento	924.755.009
10	Dirección Institucional	2.181.091.301
99	Partidas no Asignables a Programas	10.473.138.597
	TOTAL	**52.763.009.216**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	31.864.290.034
4.02	Materiales y Suministros	1.062.135.986
4.03	Servicios no Personales	5.473.985.064
4.04	Activos Reales	2.231.405.758
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	3.158.249.961
4.07	Transferencias	8.972.942.413
	TOTAL	**52.763.009.216**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**52.563.009.216**
- Transferencias Para Financiar Gastos Corrientes	52.433.009.216
Del Sector Público	52.433.009.216
De la Administración Central	52.433.009.216
– Ingresos Ordinarios	37.227.436.543
– Gestión Fiscal	13.055.819.295
– Otras Fuentes de Financiamiento	2.149.753.378
- Ingresos por Actividades Propias	130.000.000
Ingresos no Tributarios	130.000.000
Ventas de Bienes y Servicios	130.000.000
B. Gastos Corrientes	**47.373.353.497**
- Gastos de Consumo	38.400.411.084
Gastos de Personal	31.864.290.034
Materiales y Suministros	1.062.135.986
Servicios No Personales	5.473.985.064
- Otros Gastos Corrientes	8.972.942.413
Transferencias	8.972.942.413
Transferencias Corrientes al Sector Privado	4.723.842.565
Pensionados	137.578.476
Jubilados	3.332.696.232
Becas Universitarias en el País	1.253.567.857
Otras Transferencias	4.249.099.848
Otras Transferencias Corrientes Diversas	4.249.099.848
C. Resultado Económico: Ahorro	**5.189.655.719**
II. Cuenta de Capital	
A. Recursos de Capital	**5.189.655.719**
- Ahorro en la Cuenta Corriente	5.189.655.719
B. Gastos de Capital	**2.231.405.758**
- Activos Reales	2.231.405.758
Adquisición de Maquinarias y demás Equipos	1.508.155.758
Adquisición de Equipos de Transporte, Tracción y Elevación	212.200.000
Otros Activos Reales	511.050.000
C. Resultado Financiero: Superávit	**2.958.249.961**
III. Cuenta Financiera	
A. Recursos Financieros	**3.158.249.961**
- Activos Financieros	200.000.000
Disminución de Caja y Bancos	200.000.000
- Superávit Financiero	2.958.249.961
B. Aplicaciones Financieras	**3.158.249.961**
- Pasivos Financieros	3.158.249.961
Servicio de la Deuda Pública y Disminución de otros Pasivos	3.158.249.961
Disminución de Cuentas y Efectos a Pagar a Proveedores	3.072.034.539
Disminución de Otras Cuentas y Efectos a Pagar	86.215.422

A0186
Universidad Nacional Experimental del
Yaracuy (UNEY)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL YARACUY (UNEY)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Experimental del Yaracuy -UNEY, tiene como misión restaurar el espíritu integral de educación superior, mediante la conjunción de la ciencia, la tecnología y las humanidades, para la formación de hombres cultos, capaces de establecer y desarrollar valores y aptos para desempeñarse cabalmente en su rol de ciudadanos y profesionales, con el propósito de impulsar propuestas de transformación de la sociedad y responder a las exigencias y necesidades de la misma.

La Institución está orientada a la formación de Profesionales Universitarios a nivel intermedio, superior y de post-grado adaptados a las necesidades del Estado Yaracuy y del país, mediante el desarrollo de programas de investigación que estimulen el talento, la inventiva y que contribuyan a la creación, asimilación y difusión del conocimiento; ejecución de programas de extensión, orientados a elevar el nivel cultural, científico y social del área de influencia de la Universidad y programas de enseñanza que le permitan ejecutar y seguir los planes y programas académicos para la formación de recursos humanos a nivel superior a fin de completar la formación integral de los educandos y la generación de equipos profesionales y técnicos requeridos por la Nación, contribuyendo así al desarrollo humanístico, científico, tecnológico, cultural, social y económico.

Para el ejercicio fiscal 2004, se continuará con la ejecución de los programas y planes previstos en el área de enseñanza mediante la formación de recursos humanos a nivel superior logrando el mejoramiento de la calidad de los mismos en las carreras de Ciencia y Cultura de la Alimentación y Ciencias del Deporte, dando los primeros pasos, mediante formación continua, para una nueva oferta de pregrado de Diseño Integral.

Los programas de Investigación fomentarán el desarrollo y la generación de nuevos conocimientos e innovaciones que permitan ampliar tanto la oferta académica como los productos y servicios especializados que se ponen a disposición de la sociedad. Así, en el área del deporte, la alimentación y el diseño se activarán líneas de investigación conectados con la realidad del entorno.

Los programas de Extensión continuarán con el desarrollo de la Escuela de Servicios Turísticos, la consolidación de cursos de Diseño, la Cátedra Libre "cultura del emprendedor" y el desarrollo del Centro de Cultura Cinematográfica de la institución. Se mantendrá el vínculo de esta casa de estudios con la comunidad a través del seguimiento a las actividades dirigidas a la formación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**7.970.605.189**
- Transferencias para Financiar Gastos Corrientes	7.807.662.135
Del Sector Público	7.807.662.135
De la Administración Central	7.807.662.135
– Ingresos Ordinarios	5.543.440.116
– Gestión Fiscal	1.944.107.871
– Otras Fuentes de Financiamiento	320.114.148
- Ingresos por Actividades Propias	11.924.201
Ingresos no Tributarios	11.924.201
Venta de Bienes y Servicios	11.924.201
- Otros Ingresos Corrientes	151.018.853
Ingresos de la Propiedad	151.018.853
Recursos Financieros	**679.052.092**
- Activos Financieros	679.052.092
Disminución de Caja y Bancos	679.052.092
TOTAL	**8.649.657.281**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**6.733.802.671**
- Gastos de Consumo	6.548.002.671
Gastos de Personal	4.864.169.577
Materiales y Suministros	657.548.681
Servicios No Personales	1.026.284.413
- Otros Gastos Corrientes	185.800.000
Transferencias	185.800.000
Transferencias Corrientes al Sector Privado	130.300.000
Otras Transferencias	55.500.000
Gastos de Capital	**1.236.802.518**
- Activos Reales	1.209.022.518
Repuestos y Reparaciones Mayores	18.000.000
Adquisición de Maquinarias y demás Equipos	775.299.000
Adquisición de Equipos de Transporte, Tracción y Elevación	45.000.000
Conservaciones Ampliaciones y Mejoras	370.723.518
- Activos Intangibles	27.780.000
Aplicaciones Financieras	**679.052.092**
- Pasivos Financieros	679.052.092
Servicio de la Deuda Pública y Disminución de otros Pasivos	679.052.092
Disminución de Cuentas y Efectos a Pagar a Proveedores	55.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	175.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	203.988.414
Disminución de Otras Cuentas y Efectos a Pagar	245.063.678
TOTAL	**8.649.657.281**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pre-grado	Alumno	1.557
Actividades de Investigación	Proyecto	13
Actividades de Extensión	Taller	42
Asistencia Socio-económica	Becario	330

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**75**	**981.641.982**
Directivo	20	408.308.772
Profesional y Técnico	23	224.604.540
Personal Administrativo	4	25.568.340
Personal Docente	21	282.126.432
Obrero	7	41.033.898
Personal Fijo a Tiempo Parcial	**4**	**33.206.208**
Personal Docente	4	33.206.208
Personal Contratado	**106**	**1.346.382.011**
Directivo	8	141.079.555
Profesional y Técnico	19	239.479.095
Personal Administrativo	2	8.350.920
Personal Docente	73	940.794.145
Obrero	4	16.678.296
TOTAL	**185**	**2.361.230.201**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	1	4.004.712
IV	347.107 _ 397.107	2	8.956.320
V	397.108 _ 447.108		
VI	447.109 _ 497.109	3	16.968.360
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	6	40.962.312
IX	597.112 _ 647.112	1	7.521.792
X	647.113 _ 697.113	5	40.239.888
XI	697.114 _ 747.114	4	34.178.812
XII	747.115 _ 797.115	7	64.670.836
XIII	797.116 _ 847.116	9	88.737.952
XIV	847.117 _ 897.117	14	147.018.562
XV	897.118 _ 947.118	9	99.102.910
XVI	947.119 _ 997.119	8	92.691.130
XVII	997.120 Y MAS	105	1.658.464.421
	TOTAL	**174**	**2.303.518.007**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	2	7.857.351
IV	347.107 _ 397.107	2	8.820.945
V	397.108 _ 447.108	1	4.952.403
VI	447.109 _ 497.109	4	22.940.180
VII	497.110 _ 547.110	1	6.531.302
VIII	547.111 _ 597.111	1	6.610.013
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**11**	**57.712.194**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	3.305.485.076
02	Investigación	365.359.595
03	Extensión	668.141.808
04	Protección Socio-económica	370.010.292
05	Servicios Académicos	343.369.948
06	Servicios Administrativo-financieros	420.882.465
07	Servicios Generales	749.981.075
08	Planta Física y Equipamiento	456.362.789
09	Fomento	24.030.000
10	Dirección Institucional	1.266.982.141
99	Partidas no Asignables a Programas	679.052.092
	TOTAL	**8.649.657.281**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.864.169.577
4.02	Materiales y Suministros	657.548.681
4.03	Servicios no Personales	1.026.284.413
4.04	Activos Reales	1.236.802.518
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	679.052.092
4.07	Transferencias	185.800.000
	TOTAL	**8.649.657.281**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.970.605.189**
- Transferencias Para Financiar Gastos Corrientes	7.807.662.135
Del Sector Público	7.807.662.135
De la Administración Central	7.807.662.135
– Ingresos Ordinarios	5.543.440.116
– Gestión Fiscal	1.944.107.871
– Otras Fuentes de Financiamiento	320.114.148
- Ingresos por Actividades Propias	11.924.201
Ingresos no Tributarios	11.924.201
Venta de Bienes y Servicios	11.924.201
- Otros Ingresos Corrientes	151.018.853
Ingresos de la Propiedad	151.018.853
Intereses por Dinero en Depósito	151.018.853
B. Gastos Corrientes	**6.733.802.671**
- Gastos de Consumo	6.548.002.671
Gastos de Personal	4.864.169.577
Materiales y Suministros	657.548.681
Servicios No Personales	1.026.284.413
- Otros Gastos Corrientes	185.800.000
Transferencias	185.800.000
Transferencias Corrientes al Sector Privado	130.300.000
Becas Universitarias en el País	13.900.000
Donaciones a Personas	5.700.000
Otras Transferencias Directas a Personas	10.700.000
Otros Subsidios Sociales al Sector Privado	100.000.000
Otras Transferencias	55.500.000
Otras Transferencias Corrientes	55.500.000
C. Resultado Económico: Ahorro	**1.236.802.518**
II. Cuenta de Capital	
A. Recursos de Capital	**1.236.802.518**
- Desahorro en la Cuenta Corriente	1.236.802.518

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos de Capital	**1.236.802.518**
- Activos Reales	1.209.022.518
Repuestos y Reparaciones Mayores	18.000.000
Adquisición de Maquinarias y demás Equipos	775.299.000
Adquisición de Equipos de Transporte, Tracción y Elevación	45.000.000
Conservaciones Ampliaciones y Mejoras	370.723.518
- Activos Intangibles	27.780.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**679.052.092**
- Activos Financieros	679.052.092
Disminución de Caja y Bancos	679.052.092
B. Aplicaciones Financieras	**679.052.092**
- Pasivos Financieros	679.052.092
Servicio de la Deuda Pública y Disminución de otros Pasivos	679.052.092
Disminución de Cuentas y Efectos a Pagar a Proveedores	55.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	175.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	203.988.414
Disminución de Otras Cuentas y Efectos a Pagar	245.063.678

A0196
Universidad Nacional Experimental Politécnica
de las Fuerzas Armadas Nacionales (UNEFA)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA DE LAS FUERZAS ARMADAS NACIONALES (UNEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

Ser una Institución de Educación Superior, con una estructura dinámica proyectada al ensayo de nuevas orientaciones en los sistemas de enseñanza, de investigación, de extensión y de administración educativa, caracterizada por su excelencia académica, sustentada en la búsqueda de la verdad y en el afianzamiento de los valores transcendentales del hombre, en función de una sociedad democrática y del desarrollo soberano y autónomo del País.

Formar profesionales en todos los niveles y ciclos de la educación superior, realizar programas de investigación básica y aplicada, y prestar asesoramiento en las áreas de su competencia para apoyar el desarrollo de la Fuerza Armada y del País.

Lineamientos de la Dependencia

La Universidad Nacional Experimental Politécnica de las Fuerzas Armadas Nacionales, tiene como norte seguir los lineamientos del Plan Operativo Anual Institucional, en cuanto a la formación del recurso humano necesario para satisfacer la demanda de la Fuerza Armada Nacional y del País, esto se logra mediante la formación profesional de sus integrantes, aportándoles conocimientos universitarios a través de planes y programas para la enseñanza de las carreras de Técnico Superior Universitario, mediante la formación de profesionales en distintas áreas de la Ingeniería, y el suministro de especialización y maestrías para las diferentes Gerencias que se imparten en los Postgrados establecidos.

Vinculación del Plan Operativo Anual Institucional (P.O.A.I) con el Plan Rector, Plan de Desarrollo y Plan Estratégico de la Fuerza Armada Nacional.

La vinculación se rige por lo establecido en el Objetivo General Número 7 del Dossier publicado por el Ministerio de la Defensa (2001) que señala: Se debe gerenciar eficientemente la administración de recursos humanos, materiales y financieros de las Fundaciones, Institutos Autónomos, Sociedades y Compañías Anónimas, Servicios Autónomos y Asociaciones Civiles adscritas al Sector Defensa, a fin de garantizar el cumplimiento del propósito y razón social para la cual fueron creados y se constituyan en soporte de la eficiencia gestión de la Fuerza Armada Nacional y el Ministerio de Educación Superior.

Por medio de este objetivo general se pone de manifiesto que la Universidad está orientada a continuar el desarrollo de estudios avanzados en la Ciencias y la Tecnología, para lograr profesionales universitario de una altísima calidad, en función de las necesidades de la Fuerza Armada Nacional, especialmente en aquellas áreas donde existe interés compartido del Sector Defensa con otros Sectores de la Administración Pública y Privada. Es de esta forma, como la Institución contribuye y se inserta dentro de los objetivos de la Fuerza Armada Nacional.

Objetivos

- Contribuir al desarrollo del país, mediante la formación de excelentes profesionales universitarios en las áreas de Ingeniería y Tecnología.

- Desarrollar estudios avanzados y demás actividades educativas para profesionales universitarios, en función de las exigencias del país, especialmente aquellas áreas donde existe interés compartido del Sector Defensa y otros sectores de la Administración Pública y Privada a través de nuestros programas de Postgrado.

- Disponer de excelentes profesionales docentes y administrativos para la formación de nuestros alumnos, mediante la realización de programas especiales de capacitación y adiestramiento, atendiendo de forma inmediata las exigencias del país y de la Defensa y Seguridad de la nación.

- Fomentar y realizar programas de Investigación Científica y Tecnológica que sean de interés para la Institución Armada y otros sectores de la vida nacional.

Programa de Enseñanza

Este Programa tiene como objetivo la ejecución de los planes académicos vinculados con el objetivo básico de la Institución como es la culminación del proceso productivo, representado en el número de alumnos atendidos y el total de profesionales egresados en Pregrado y Postgrado. En este Programa se dictan las carreras de Técnicos Superior Universitarios, las diferentes Carreras de la Ingeniería, las Maestrías y Especializaciones que se ofrecen en la Institución.

Programa de Investigación

Tiene como objetivo la ejecución de los planes académicos vinculados con el objetivo básico de la Institución como es la culminación del proceso productivo, representado en el número de alumnos atendidos y el total de profesionales egresados en Pregrado y Postgrado. En este Programa se dictan las carreras de Técnicos Superior Universitarios, las diferentes Carreras de la Ingeniería, las Maestrías y Especializaciones que se ofrecen en la Institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**23.057.891.095**
- Transferencias para Financiar Gastos Corrientes	22.147.891.095
Del Sector Público	22.147.891.095
Aporte del Ministerio de Educación Superior	12.947.891.095
Recursos Ordinarios	9.193.002.677
Gestión fiscal	3.224.024.883
Otras Fuentes de Financiamiento	530.863.535
Aporte del Ministerio de la Defensa	9.200.000.000
Recursos Ordinarios	8.200.000.000
Gestión Fiscal	1.000.000.000
- Ingresos por Actividades Propias	850.000.000
Ingresos no Tributarios	850.000.000
- Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Recursos de Capital	**162.500.000**
- Incremento de la Depreciación y Amortización Acumulada	162.500.000
Recursos Financieros	**911.855.260**
- Pasivos Financieros	911.855.260
Incrementos de Cuentas a Pagar	55.000.000
Incremento de Pasivos no Circulantes	856.855.260
TOTAL	**24.132.246.355**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**17.126.841.790**
- Gastos de Consumo	15.590.626.926
Gastos de Personal	11.141.633.632
Materiales y Suministros	2.019.855.243
Servicios No Personales	2.266.638.051
Otros Gastos de Instituciones Descentralizadas	162.500.000
Depreciación y Amortización	162.500.000
- Otros Gastos Corrientes	1.536.214.864
Transferencias	1.536.214.864
Transferencias Corrientes al Sector Privado	1.536.214.864
Gastos de Capital	**5.328.549.305**
- Activos Reales	5.280.201.644
Repuestos y Reparaciones Mayores	112.631.501
Adquisición de Maquinarias y demás Equipos	2.557.494.312
Adquisición de Equipos de Transporte, Tracción y Elevación	251.414.160
Estudios y Proyectos para Inversión en Activo Fijo	8.775.000
Conservaciones Ampliaciones y Mejoras	969.524.367
Otros Activos Reales	1.380.362.304
- Activos Intangibles	48.347.661
Aplicaciones Financieras	**1.676.855.260**
- Activos Financieros	1.676.855.260
Incremento de Caja y Bancos	1.676.855.260
TOTAL	**24.132.246.355**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	3.003
Matrícula de Postgrado	Alumno	752
Egresados de Pregrado	Egresado	276
Egresados de Postgrado	Egresado	304
Actividades de Extensión	Evento	20

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**451**	**4.432.995.011**
Profesional y Técnico	37	481.098.980
Personal Administrativo	141	697.106.604
Personal Docente	154	2.575.450.595
Obrero	119	679.338.832
Personal Fijo a Tiempo Parcial	**1**	**7.544.736**
Personal Docente	1	7.544.736
Personal Contratado	**315**	**1.333.615.065**
Personal Docente	315	1.333.615.065
TOTAL	**767**	**5.774.154.812**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	153	206.227.715
II	247.105 __ 297.105		
III	297.106 __ 347.106	36	144.108.060
IV	347.107 __ 397.107	164	748.994.081
V	397.108 __ 447.108		
VI	447.109 __ 497.109	3	16.240.416
VII	497.110 __ 547.110	12	76.110.912
VIII	547.111 __ 597.111	49	346.486.027
IX	597.112 __ 647.112	11	79.650.582
X	647.113 __ 697.113		
XI	697.114 __ 747.114	25	217.680.710
XII	747.115 __ 797.115	41	388.888.540
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117	27	289.813.283
XV	897.118 __ 947.118	29	328.991.808
XVI	947.119 __ 997.119	6	71.703.073
XVII	997.120 Y MAS	92	2.179.920.773
	TOTAL	**648**	**5.094.815.980**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107	37	163.510.812
V	397.108 _ 447.108	17	90.143.210
VI	447.109 _ 497.109	47	278.086.984
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	8	54.324.456
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	10	93.273.370
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**119**	**679.338.832**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Docente	**14**	**362.922.692**
- Jubilado	14	362.922.692
Administrativo	**15**	**131.157.624**
- Profesional Y Técnico	3	50.156.486
- Jubilado	3	50.156.486
- Apoyo	12	81.001.138
- Jubilado	12	81.001.138
Obrero	**22**	**118.420.667**
- Jubilado	22	118.420.667
TOTAL	**51**	**612.500.983**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	8.923.790.347
02	Investigación	974.705.605
06	Servicios Administrativos y Financieros	3.667.755.640
07	Servicios Generales	3.321.956.203
09	Fomento	2.566.466.769
10	Dirección Institucional	2.076.721.667
99	Partidas no Asignables a Programas	2.600.850.124
	TOTAL	**24.132.246.355**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	11.141.633.632
4.02	Materiales y Suministros	2.019.855.243
4.03	Servicios no Personales	2.266.638.051
4.04	Activos Reales	5.328.549.305
4.05	Activos Financieros	911.855.260
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	765.000.000
4.07	Transferencias	1.536.214.864
4.08	Otros Gastos de Instituciones Descentralizadas	162.500.000
	TOTAL	**24.132.246.355**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.057.891.095**
- Transferencias Para Financiar Gastos Corrientes	22.147.891.095
Del Sector Público	22.147.891.095
De la Administración Central	22.147.891.095
Aporte del Ministerio de Educación Superior	12.947.891.095
Recursos Ordinarios	9.193.002.677
Gestión fiscal	3.224.024.883
Otras Fuentes de Financiamiento	530.863.535
Aporte del Ministerio de la Defensa	9.200.000.000
Recursos Ordinarios	8.200.000.000
Gestión Fiscal	1.000.000.000
- Ingresos por Actividades Propias	850.000.000
Ingresos no Tributarios	850.000.000
Venta de Bienes y Servicios	850.000.000
- Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Intereses por Dinero en Depósito	60.000.000
B. Gastos Corrientes	**17.126.841.790**
- Gastos de Consumo	15.590.626.926
Gastos de Personal	11.141.633.632
Materiales y Suministros	2.019.855.243
Servicios no Personales	2.266.638.051
Otros Gastos de Instituciones Descentralizadas	162.500.000
Depreciación y Amortización	162.500.000
- Otros Gastos Corrientes	1.536.214.864
Transferencias	1.536.214.864
Transferencias Corrientes al Sector Privado	1.536.214.864
Jubilaciones	484.509.677
Becas Universitarias en el País	711.000.000
Donaciones a Personal	12.720.000
Ayudas Económica	51.000.000
Asistencia Social al Personal Jubilado	276.985.187
C. Resultado Económico : Ahorro	**5.931.049.305**
II. Cuenta de Capital	
A. Recursos de Capital	**6.093.549.305**
- Ahorro en la Cuenta Corriente	5.931.049.305
- Incremento de la Depreciación y Amortización Acumulada	162.500.000
B. Gastos de Capital	**5.328.549.305**
- Activos Reales	5.280.201.644
Repuestos y Reparaciones Mayores	112.631.501
Adquisición de Maquinarias y demás Equipos	2.557.494.312
Adquisición de Equipos de Transporte, Tracción y Elevación	251.414.160
Estudios y Proyectos para Inversión en Activo Fijo	8.775.000
Conservaciones Ampliaciones y Mejoras	969.524.367
Otros Activos Reales	1.380.362.304
- Activos Intangibles	48.347.661
C. Resultado Financiero: Superávit	**765.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
III. Cuenta Financiera	
A. Recursos Financieros	**1.676.855.260**
- Pasivos Financieros	911.855.260
Incremento de Cuentas a Pagar	55.000.000
Incremento de Pasivos no Circulantes	856.855.260
Superávit Financiero	765.000.000
B. Aplicaciones Financieras	**1.676.855.260**
- Activos Financieros	1.676.855.260
Incremento de Cajas y Bancos	1.676.855.260

A0200

Centro Interamericano de Desarrollo e
Investigación Ambiental y Territorial (CIDIAT)

CENTRO INTERAMERICANO DE DESARROLLO E INVESTIGACIÓN AMBIENTAL Y TERRITORIAL (CIDIAT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (CIDIAT) es un Instituto dedicado fundamentalmente a la enseñanza en el ámbito de postgrado y a la investigación interdisciplinaria, tiene como objetivo principal contribuir con el desarrollo económico y social de Venezuela y el resto de los países de América Latina y el Caribe; de allí que su misión se orienta a la Gestión de Estado, lo que implica participar en la formación de recursos humanos profesionales y en la generación, innovación y adaptación de conocimientos para enunciar políticas y diseñar, ejecutar y administrar planes, programas y proyectos de aprovechamiento sustentable del agua, la tierra, los recursos naturales asociados y el ambiente.

El CIDIAT, inicia sus actividades en el año 1965, dando preeminencia al aprovechamiento de los recursos hidráulicos, de conformidad a lo prescrito en el acuerdo original entre el Gobierno de Venezuela, la Organización de los Estados Americanos y la Universidad de Los Andes. La colección y análisis de la información hidrológica, la planificación de los recursos hidráulicos, el uso, manejo y conservación del suelo y el agua en condiciones de regadío y con el auxilio del drenaje, constituyeron las áreas de concentración de las actividades del Centro desde su comienzo; ello con el propósito de contribuir a crear las capacidades para formular, diseñar y administrar los proyectos de desarrollo.

El enfoque interdisciplinario del CIDIAT, condujo desde sus inicios, a la consideración de los factores económicos, sociales y humanos en unión de los físicos y naturales. A partir de la Conferencia Mundial sobre el Medio Humano realizada en Estocolmo en 1972 y de la creación en Venezuela del Ministerio del Ambiente y de los Recursos Naturales Renovables (MARNR) en 1976, se inicia un período de evolución del Centro, como resultado de su propio avance científico y tecnológico en aguas y tierras, y por una mayor percepción de otros recursos naturales renovables concomitantes y el ambiente; es así como incorpora la variable ambiental integral el proceso de formulación y evaluación en las diferentes etapas de la planificación de los proyectos, teniendo en consideración los cambios climáticos y los riesgos naturales, tomando especialmente la cuenca como unidad de análisis.

A raíz de la Conferencia Mundial de las Naciones Unidas sobre el Medio Ambiente y Desarrollo, celebrada en Río de Janeiro en 1992, el CIDIAT comienza a acusar la influencia de la Agenda 21, y luego, con su incorporación en 1993 a la red "Foro Latinoamericano de Ciencias Ambientales (FLACAM), se reforzaron los mecanismos de actuación que lo conllevaron en 1998 en revisar y actualizar el Marco Conceptual y Estratégico, acordándose como visión general o premisa del Instituto: "Fortalecer la adopción del enfoque y conocimiento integrador, sistémico y globalizador del desarrollo sustentable, de manera de contribuir a la consolidación de la gestión ambiental en Venezuela y demás países de Latinoamérica y el Caribe".

En este contexto, se fundamenta y orienta la acción del CIDIAT y en consecuencia sus programas reflejan esta tendencia y se corresponden con las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007, especialmente en los equilibrios territorial y social (educación).

Para el cumplimiento de sus objetivos, el Centro, lleva a cabo sus funciones con base en los siguientes programas: Enseñanza, Investigación, Asistencia Técnica y Documentación e Información.

Las actividades que se realizan en el marco de estos cuatro (4) programas responden a las necesidades y áreas críticas del sector ambiente y recursos naturales en Venezuela y se corresponden con los objetivos estratégicos del Plan Sexenal 2002-2007 del Ministerio del Ambiente y de los Recursos Naturales.

A su vez, por su carácter interamericano, el CIDIAT extiende su acción a toda América Latina y el Caribe, en virtud de los compromisos que emanan del documento de su creación y a la indudable vocación de servicio que proyecta la imagen de Venezuela a toda la Región y particularmente a los países de la Comunidad Andina de Naciones, Centroamérica y el Caribe; en tal sentido, en concordancia con la Política de Cooperación Internacional dictada por el Ejecutivo a través de la Dirección General Sectorial de Economía y Cooperación Internacionales del Ministerio de Relaciones Exteriores, el CIDIAT anualmente incluye dentro de sus metas la formación de profesionales de otros países.

En razón de lo anterior, existe el compromiso asumido por el Ejecutivo Nacional en el documento "Instrumento de Modificación y Prórroga del Acuerdo entre el Gobierno de la República de Venezuela y la Secretaría General de la Organización de los Estados Americanos sobre el Programa Interamericano del CIDIAT", suscrito por el Embajador Representante Permanente de Venezuela ante la Organización de Estados Americanos (OEA) y la Secretaría General de ese organismo internacional, en Washington el 20-06-94 y publicado en la Gaceta Oficial N° 4.774 extraordinario del 29-08-94 según Resolución del Ministerio de Relaciones Exteriores.

Cabe señalar también que el CIDIAT y el Banco Interamericano de Desarrollo (BID), en virtud del éxito obtenido en el desarrollo del Convenio de Cooperación Técnica N° ATN/SF/TF/4371-RG "Programa Regional de Capacitación en Manejo de Medio Ambiente y Conservación de Recursos Naturales", han adelantado las gestiones para iniciar una segunda operación no reembolsable para desarrollar un programa de capacitación dirigido a funcionarios de alto nivel de decisión y profesionales de organismos públicos, profesores universitarios y miembros de Organizaciones no Gubernamentales vinculados con los temas del medio ambiente y conservación de recursos naturales de los países prestatarios del Banco.

Por otra parte, los Gobiernos de Venezuela y Alemania suscribieron el 21-03-96 un acuerdo de Cooperación Técnica para desarrollar hasta el año 2003 el Proyecto "Fortalecimiento del CIDIAT en materia de Protección Ambiental y Uso Sustentable de los Recursos Naturales Renovables", cuya ejecución ha sido asignada a la GTZ (Agencia de Cooperación Internacional de Alemania) y al propio CIDIAT. Al respecto, y por Resolución del Ministerio de Relaciones Exteriores, se han realizado dos intercambios de notas diplomáticas publicadas en la Gaceta Oficial N° 5.072 extraordinario del 14-06-96 y en la Gaceta Oficial N° 36.826 del 10-11-99.

Asimismo, este ente en su condición de sede venezolana de la Red "Foro Latinoamericano de Ciencias Ambientales, FLACAM" - Cátedra UNESCO para el Desarrollo Sustentable, participa anualmente en el dictado de la Maestría en "Desarrollo Sustentable", donde participan profesionales de diferentes países de la Región.

Para el año 2004, en pró de la consecución de los objetivos antes descritos, el CIDIAT se ha propuesto:

- Desarrollar siete (7) cursos de postgrado conducentes a grado académico (Especialización y Maestría) con la participación de sesenta (60) profesionales universitarios.
- Desarrollar sesenta y ocho (68) actividades de postgrado no conducentes a grado académico (cursos breves de actualización y perfeccionamiento profesional, seminarios y talleres) con la participación de mil quinientos (1.500) profesionales universitarios.
- Adjudicar 650 becas a profesionales venezolanos y de otros países de Latinoamérica.
- Realizar doce (12) proyectos de investigación.
- Adjudicar diez (10) estudios y/o proyectos de asistencia técnica.
- Elaborar dieciocho (18) documentos sobre la temática que aborda al Centro.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.025.283.177**
- Transferencias para Financiar Gastos Corrientes	1.841.323.177
Del Sector Público	1.841.323.177
De la Administración Central	267.330.000
Ministerio del Ambiente y de los Recursos Naturales Renovables	267.330.000
– Recursos Ordinarios	133.665.000
– Otras Fuentes de Financiamiento	133.665.000
De los Entes Descentralizados	1.573.993.177
Universidad de Los Andes (ULA)	1.573.993.177
– Recursos Ordinarios	1.117.535.156
– Gestión Fiscal	391.924.301
– Otras Fuentes de Financiamiento	64.533.720
- Ingresos por Actividades Propias	183.960.000
Ingresos No Tributarios	
Venta de Bienes	183.960.000
Recursos de Capital	**6.000.000**
- Incremento de la Depreciación y Amortización Acumulada	6.000.000
TOTAL	**2.031.283.177**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.907.516.536**
- Gastos de Consumo	1.676.668.428
Gastos de Personal	1.447.998.428
Materiales y Suministros	70.910.000
Servicios No Personales	151.760.000
Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000
- Otros Gastos Corrientes	230.848.108
Transferencias	230.848.108
Transferencias Corrientes al Sector Privado	228.613.818
Otras Transferencias	2.234.290
Gastos de Capital	**30.000.000**
- Activos Reales	30.000.000
Adquisición de Maquinarias y demás Equipos	24.050.000
Otros Activos Reales	5.950.000
Aplicaciones Financieras	**93.766.641**
- Activos Financieros	23.790.000
Incremento de Caja y Bancos	23.790.000
- Pasivos Financieros	69.976.641
Servicio de la Deuda Pública y Disminución de Otros Pasivos	69.976.641
Disminución de Otros Pasivos Circulantes	69.976.641
TOTAL	**2.031.283.177**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Seminarios y Talleres	Curso	27
Curso de Postgrado	Curso	48
Asistencia Técnica	Proyecto	10
Investigación	Proyecto	12
Elaboración de Documento Didáctico	Publicación	18
Becas	Beca	650

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**48**	**780.702.634**
Directivo	1	35.424.696
Profesional y Técnico	10	130.700.916
Personal Administrativo	14	107.825.160
Personal Docente	15	442.177.174
Obrero	8	64.574.688
Personal Fijo a Tiempo Parcial	**1**	**7.119.768**
Profesional y Técnico	1	7.119.768
Personal Contratado	**5**	**26.500.000**
Profesional y Técnico	2	17.300.000
Personal Administrativo	2	6.200.000
Obrero	1	3.000.000
TOTAL	**54**	**814.322.402**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	2	6.200.000
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110	13	83.493.556
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113	2	15.952.680
XI	697.114 - 747.114	2	17.300.000
XII	747.115 - 797.115	2	18.010.760
XIII	797.116 - 847.116	1	9.809.220
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	23	595.981.498
	TOTAL	**45**	**746.747.714**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105	1	3.000.000
III	297.106 - 347.106		
IV	347.107 - 397.107		
V	397.108 - 447.108		
VI	447.109 - 497.109		
VII	497.110 - 547.110		
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113	8	64.574.688
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**9**	**67.574.688**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleado	**3**	**31.788.218**
Apoyo	3	31.788.218
Jubilado	1	10.236.910
Pensionado	2	21.551.308
Obrero	**1**	**8.375.600**
Jubilado	1	8.375.600
TOTAL	**4**	**40.163.818**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Actividades Centrales	690.577.016
02	Docencia e Investigación	1.334.706.161
99	Partidas no Asignables a Programas	6.000.000
	TOTAL	**2.031.283.177**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.447.998.428
4.02	Materiales y Suministros	70.910.000
4.03	Servicios no Personales	151.760.000
4.04	Activos Reales	30.000.000
4.05	Activos Financieros	23.790.000
4.06	Servicio de la Deuda Pública y Disminución de Otros Pasivos	69.976.641
4.07	Transferencias	230.848.108
4.08	Otros Gastos de Instituciones Descentralizadas	6.000.000
	TOTAL	**2.031.283.177**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.025.283.177**
- Transferencias para Financiar Gastos Corrientes	1.841.323.177
Del Sector Público	1.841.323.177
De la Administración Central	267.330.000
Ministerio del Ambiente y de los Recursos Naturales Renovables	267.330.000
– Recursos Ordinarios	133.665.000
– Otras Fuentes de Financiamiento	133.665.000
De los Entes Descentralizados	1.573.993.177
Universidad de Los Andes (ULA)	1.573.993.177
– Recursos Ordinarios	1.117.535.156
– Gestión Fiscal	391.924.301
– Otras Fuentes de Financiamiento	64.533.720
- Ingresos por Actividades Propias	183.960.000
Ingresos no Tributarios	183.960.000
Venta de Bienes y Servicios	183.960.000
Venta de Publicaciones	18.000.000
Inscripciones en Cursos	59.960.000
Estudios y Proyectos	70.000.000
Convenios	25.000.000
Otros Ingresos	11.000.000
B. Gastos Corrientes	**1.907.516.536**
- Gastos de Consumo	1.676.668.428
Gastos de Personal	1.447.998.428
Materiales y Suministros	70.910.000
Servicios no Personales	151.760.000
- Otros Gastos de Instituciones Descentralizadas	6.000.000
Depreciación y Amortización	6.000.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
- Otros Gastos Corrientes	230.848.108
Transferencias	230.848.108
Transferencias Corrientes al Sector Privado	228.613.818
Pensiones	27.120.154
Jubilaciones	12.983.664
Becas	188.510.000
Otras Transferencias	2.234.290
Aporte al HCM al Personal Pensionado	114.290
Aporte al HCM al Personal Jubilado	200.000
Transferencias al Exterior para cubrir Suscripción con Organismos Internacionales	1.920.000
C. Resultado Económico: Ahorro	**117.766.641**
II. Cuenta de Capital	
A. Recursos de Capital	**123.766.641**
- Ahorro en la Cuenta Corriente	117.766.641
- Incremento de la Depreciación y Amortización Acumulada	6.000.000
B. Gastos de Capital	**30.000.000**
- Activos Reales	30.000.000
Adquisición de Maquinarias y demás Equipos	24.050.000
Otros Activos Reales	5.950.000
C. Resultado Financiero: Superávit	**93.766.641**
III. Cuenta Financiera	
A. Recursos Financieros	**93.766.641**
- Superávit Financiero	93.766.641
B. Aplicaciones Financieras	**93.766.641**
- Activos Financieros	23.790.000
Incremento de Cajas y Bancos	23.790.000
- Pasivos Financieros	69.976.641
Servicio de la Deuda Pública y Disminución de otros Pasivos	69.976.641
Disminución de Otros Pasivos Circulantes	69.976.641

A0208

Universidad Nacional Experimental Sur del Lago Jesús María Semprúm (UNESUR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SUR DEL LAGO JESÚS MARÍA SEMPRÚM (UNESUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Sur del Lago, Jesús Maria Semprum, (U.N.E.S.U.R) es una Institución de intereses éticos y sociales, cuyo fin es la creación humana en todas sus manifestaciones, la formación profesional en diferentes niveles con criterios de alta calidad y excelencia y la interacción con la comunidad contribuyendo de esta manera al pleno desarrollo de la persona humana y el mayor bienestar para la sociedad en función de sus valores trascendentales y sus necesidades. Una Institución pluralista y democrática, crítica en cuanto al análisis y conclusiones sobre el desenvolvimiento de su entorno, fundamentada en los valores universales de pertinencia, justicia, solidaridad, libertad y respeto a la disidencia. Bajo este enfoque, se plantea hacer de la UNESUR la primera Institución académica, de investigación y consulta dentro del sector agropecuario nacional, poseedora de la estructura y programas lo suficientemente flexibles, objetos de constante evaluación y transformación, reconocida como prestadora de un servicio público que satisfaga los requerimientos de nuestros usuarios y que sirva de experiencia a los paradigmas institucionales establecidos para el nuevo modelo de universidad venezolana de calidad con equidad.

Esta concepción estratégica de carácter institucional establece y garantiza un enlace entre el Plan de Desarrollo Institucional y el Plan Estratégico de la Nación, visto a través del Plan Operativo Anual, estructurado por los programas direccionales que dan vida a esta institución educativa, permitiéndole alcanzar los objetivos de largo plazo expresados a continuación:

- Constituirse en una Institución que fomente el desarrollo del conocimiento y estimule la formación de profesionales, como elementos esenciales básicos en el avance de los pueblos, visualizando el conocimiento como una ventaja competitiva transmisible a través de la docencia y la extensión.

- Desarrollar planes de oferta Institucional que garanticen la pertinencia social e interna, tomando como referencia las potencialidades existentes en la región para la producción de bienes y servicios competitivos, como medios que fortalezcan las funciones de investigación, docencia y extensión.

- Conducir el proceso formativo de profesionales hábiles y útiles, con criterios de alta calidad y excelencia, para insertarse en un entorno competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultados de una educación con calidad científica e interactiva y pertinencia social.

- Esta visión integrada de la sociedad y el conocimiento fundamenta la generación de lineamientos estratégicos, orientados al fortalecimiento de las funciones básicas de Docencia, Investigación y Extensión.

Innovaciones Académicas (Enseñanza)

Incrementar la oferta educacional y diversificar los perfiles profesionales en concordancia con la pertinencia social y los cambios que desde la perspectiva científica y tecnológica del mundo contemporáneo se sucedan. Se contemplan las carreras de:

- Ingeniería de la Producción Agropecuaria.

- Conversión de la Licenciatura en Administración de Empresas Agropecuarias en Administración de Empresas con menciones.

- Contaduría Pública.

- Ingeniería de la Producción de Alimentos.

- Ingeniería de Mantenimiento de Maquinaria Agrícola.
- Licenciatura en Educación Física.
- Promover las nuevas tecnologías educativas como la telemática y la informática a través de la creación de laboratorios para el aprendizaje orientado.
- Recopilar la información institucional sobre las etapas de la universidad virtual en todas sus manifestaciones.
- Impulsar la formación de profesionales docentes en el IV y V nivel, atendiendo áreas claves del desarrollo institucional, en concordancia con los sectores productivos regionales, estadales y nacionales.
- Efectuar Convenios Interinstitucionales para el dictado de Cursos de Postgrado conducentes y no conducentes a título.

Generación y Desarrollo de Conocimiento Competitivo (Investigación)

Consolidación y desarrollo de la investigación para garantizar la producción y transferencia de conocimiento y tecnología, así como también, el mejoramiento continuo de la docencia y la extensión. Se plantea la consolidación de las áreas de investigación: Agrícola Animal, Agrícola Vegetal y Económico Social.

Fortalecimiento y Desarrollo de la Función Extensión (Extensión)

La UNESUR, enfrenta nuevos retos para la expansión y rediseño de sus funciones básicas como institución educativa en el ámbito superior. En este sentido, su relación con el entorno precisa de un intercambio equilibrado que promueva la generación de un valor agregado social, tanto para la Institución como para la comunidad en general, de forma tal que pueda cumplir y afianzar su compromiso de liderazgo en la región Sur del Lago. A fin de concretar este enunciado se contemplan los siguientes lineamientos estratégicos:

- Consolidar la participación de la Institución en el desarrollo social, cultural y científico de la Colectividad Surlaguense a través de la intensificación, presencia y vinculación con las poblaciones de Encontrados, Casigua, El Chivo, El Vigía y Bobures.
- Consolidación y expansión de la Actividad Deportiva.
- Consolidación y expansión de la Educación Continua intra y extra universitaria.
- Consolidación y expansión de la Actividad Cultural.
- Consolidación de la Unidad de Contingencia.
- Impulsar la Asistencia Agropecuaria a pequeños y medianos productores.
- Ampliar la Línea Editorial.

El logro de estos objetivos redundará en la concreción de otros aspectos no menos importantes del quehacer educativo, relacionados con la calidad de los servicios de apoyo académico, entendido como un proceso integrado por los beneficios socio-económicos estudiantiles, biblioteca y hemeroteca.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**14.591.400.839**
- Transferencias para Financiar Gastos Corrientes	13.777.741.763
Del Sector Público	13.777.741.763
De la Administración Central	13.777.741.763
– Ingresos Ordinarios	9.782.196.652
– Gestión Fiscal	3.430.657.699
– Otras Fuentes de Financiamiento	564.887.412
- Ingresos por Actividades Propias	713.659.076
Ingresos no Tributarios	713.659.076
Ventas de Bienes y Servicios	713.659.076
- Otros Ingresos Corrientes	100.000.000
Ingresos de la Propiedad	100.000.000
Intereses por Dinero en Depósito	100.000.000
Recursos Financieros	**1.046.995.387**
- Activos Financieros	1.046.995.387
Disminución de Caja y Bancos	1.046.995.387
TOTAL	**15.638.396.226**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**12.974.190.440**
- Gastos de Consumo	12.570.690.440
Gastos de Personal	10.287.404.495
Materiales y Suministros	836.516.695
Servicios No Personales	1.446.769.250
- Otros Gastos Corrientes	403.500.000
Transferencias	403.500.000
Transferencias Corrientes al Sector Privado	403.500.000
Gastos de Capital	**2.440.563.430**
- Activos Reales	2.101.995.430
Repuestos y Reparaciones Mayores	230.750.000
Adquisición de Maquinarias y demás Equipos	1.163.245.430
Adquisición de Equipos de Transporte, Tracción y Elevación	293.000.000
Otros Activos Reales	415.000.000
- Activos Intangibles	338.568.000
Aplicaciones Financieras	**223.642.356**
- Pasivos Financieros	223.642.356
Servicio de la Deuda Pública y Disminución de otros Pasivos	223.642.356
Disminución de Cuentas y Efectos a Pagar a Proveedores	223.642.356
TOTAL	**15.638.396.226**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	4.550
Egresados de Pregrado	Egresado	140
Actividades de Investigación	Proyecto	46
Actividades de Extensión	Taller, Charla, Curso	66
Asistencia Socio-Económica	Becario	566

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**259**	**2.908.202.935**
Directivo	1	55.693.152
Profesional y Técnico	74	1.151.638.296
Personal Administrativo	43	281.072.460
Personal Docente	67	977.834.052
Obrero	74	441.964.975
Personal Contratado	**267**	**1.563.945.192**
Profesional y Técnico	29	378.127.236
Personal Administrativo	4	27.504.096
Personal Docente	211	1.101.399.300
Obrero	23	56.914.560
TOTAL	**526**	**4.472.148.127**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	34	58.218.072
II	247.105 _ 297.105	22	72.386.952
III	297.106 _ 347.106	15	59.121.900
IV	347.107 _ 397.107		
V	397.108 _ 447.108	26	130.711.992
VI	447.109 _ 497.109	122	709.890.972
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	14	131.838.000
XIII	797.116 _ 847.116	16	156.988.140
XIV	847.117 _ 897.117	18	190.061.016
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	162	2.464.051.548
	TOTAL	**429**	**3.973.268.592**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	19	43.666.560
II	247.105 _ 297.105	2	6.048.000
III	297.106 _ 347.106	2	7.200.000
IV	347.107 _ 397.107		
V	397.108 _ 447.108	14	72.637.473
VI	447.109 _ 497.109	21	116.045.735
VII	497.110 _ 547.110	33	212.047.291
VIII	547.111 _ 597.111	6	41.234.476
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**97**	**498.879.535**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	4.959.700.578
02	Investigación	941.891.832
03	Extensión	394.033.148
04	Protección Socio Económica	938.322.985
05	Servicios Académicos	453.871.785
06	Servicios Administrativos y Financieros	640.600.495
07	Servicios Generales	2.245.699.179
08	Planta Física	580.108.605
09	Fomento	863.781.718
10	Dirección Institucional	3.396.743.545
99	Partidas no Asignables a Programas	223.642.356
	TOTAL	**15.638.396.226**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	10.287.404.495
4.02	Materiales y Suministros	836.516.695
4.03	Servicios no Personales	1.446.769.250
4.04	Activos Reales	2.440.563.430
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	223.642.356
4.07	Transferencias	403.500.000
	TOTAL	**15.638.396.226**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.591.400.839**
- Transferencias Para Financiar Gastos Corrientes	13.777.741.763
Del Sector Público	13.777.741.763
De la Administración Central	13.777.741.763
– Ingresos Ordinarios	9.782.196.652
– Gestión Fiscal	3.430.657.699
– Otras Fuentes de Financiamiento	564.887.412
- Ingresos por Actividades Propias	713.659.076
Ingresos no Tributarios	713.659.076
Ventas de Bienes y Servicios	713.659.076
- Otros Ingresos Corrientes	100.000.000
Ingresos de la Propiedad	100.000.000
Intereses por Dinero en Depósito	100.000.000
B. Gastos Corrientes	**12.974.190.440**
- Gastos de Consumo	12.570.690.440
Gastos de Personal	10.287.404.495
Materiales y Suministros	836.516.695
Servicios No Personales	1.446.769.250
- Otros Gastos Corrientes	403.500.000
Transferencias	403.500.000
Transferencias Corrientes al Sector Privado	403.500.000
Becas Universitarias en el País	306.500.000
Subsidios a Organismos Laborales y Gremiales	82.100.000
Donaciones a Personas	14.900.000
C. Resultado Económico: Ahorro	**1.617.210.399**
II. Cuenta de Capital	
A. Recursos de Capital	**1.617.210.399**
- Ahorro Cuenta Corriente	1.617.210.399
B. Gastos de Capital	**2.440.563.430**
- Activos Reales	2.101.995.430
Repuestos y Reparaciones Mayores	230.750.000
Adquisición de Maquinarias y demás Equipos	1.163.245.430
Adquisición de Equipos de Transporte, Tracción y Elevación	293.000.000
Otros Activos Reales	415.000.000
- Activos Intangibles	338.568.000
C. Resultado Financiero: Déficit	**(823.353.031)**
III. Cuenta Financiera	
A. Recursos Financieros	**1.046.995.387**
- Activos Financieros	1.046.995.387
Disminución de Caja y Bancos	1.046.995.387
B. Aplicaciones Financieras	**1.046.995.387**
- Pasivos Financieros	223.642.356
Servicio de la Deuda Pública y Disminución de otros Pasivos	223.642.356
Disminución de Cuentas y Efectos a Pagar a Proveedores	223.642.356
- Déficit Financiero	823.353.031

A0307

Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)

FUNDACIÓN PARA EL SERVICIO DE ASISTENCIA MÉDICA HOSPITALARIA PARA ESTUDIANTES DE EDUCACIÓN SUPERIOR (FAMES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación para el Servicio de Asistencia Medica Hospitalaria para Estudiantes de Educación Superior (FAMES), es la institución del Estado Venezolano que tiene como misión fundamental la promoción y organización en todo el ámbito nacional del funcionamiento del servicio médico de hospitalización, cirugía y maternidad en las modalidades de atención electiva, emergencia, casos especiales y reembolso para los estudiantes de educación superior inscritos en su primera carrera de Pregrado de las Universidades Autónomas, Experimentales, Institutos Universitarios, Tecnológicos y Colegios Universitarios.

Este plan social fue aprobado por los Rectores de las Universidades Nacionales en reunión del 29 de septiembre de 1989 y que se concretó con la creación de "FAMES", como se desprende del Decreto N° 531 del 6 de octubre de 1989, emanado de la Presidencia de la República.

En el Decreto se establece que "FAMES" está destinada a promover y organizar en todo el ámbito nacional, el financiamiento, así como administrar y ejecutar el Plan Asistencial, a través de un Baremo Social que se establece con Convenios firmados con Clínicas, Hospitales, Cruz Roja y médicos especialistas en el ámbito nacional, a fin de evitar su deserción del subsistema por causas médicas susceptibles de ser corregidas o resueltas a través de su oportuna atención.

Asimismo, FAMES desde el año 2000, lleva adelante el Programa de Prevención, a través de la capacitación de facilitadores (profesores y estudiantes de los semestres superiores) y miembros de la comunidad universitaria, a fin de disminuir el embarazo en las adolescentes y las enfermedades de transmisión sexual.

En tal sentido, los Programas de Atención Médica y de Prevención, para los estudiantes universitarios, se inscribe en el cumplimiento de la directriz general del Ministerio de Educación Superior: Garantizar la equidad en el acceso y en el desempeño estudiantil a una educación superior de calidad y pertinencia social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**12.509.088.392**
- Transferencias para Financiar Gastos Corrientes	12.188.088.392
Del Sector Público	12.188.088.392
De la Administración Central	2.202.100.000
– Ingresos Ordinarios	1.376.800.000
– Gestión Fiscal	347.500.000
– Otras Fuentes de Financiamiento	477.800.000
De Entes Descentralizados	9.985.988.392
– Aportes Universidades Nacionales	9.000.000.000
– Aportes Institutos y Colegios Universitarios	985.988.392
- Otros Ingresos Corrientes	321.000.000
Ingresos de la Propiedad	321.000.000
Recursos de Capital	**2.427.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.427.000
Recursos Financieros	**3.588.627**
- Pasivos Financieros	3.588.627
Incremento de Cuentas a Pagar	3.588.627
TOTAL	**12.515.104.019**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**11.453.719.272**
- Gastos de Consumo	1.185.340.000
Gastos de Personal	932.288.000
Materiales y Suministros	42.500.000
Servicios No Personales	208.125.000
Otros Gastos de Instituciones Descentralizadas	2.427.000
Depreciación y Amortización	2.427.000
- Otros Gastos Corrientes	10.268.379.272
Transferencias	10.268.379.272
Transferencias Corrientes al Sector Privado	8.268.379.272
Otras Transferencias	2.000.000.000
Gastos de Capital	**106.500.000**
- Activos Reales	71.500.000
Adquisición de Maquinarias y demás Equipos	60.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	3.500.000
Otros Activos Reales	8.000.000
- Activos Intangibles	35.000.000
Aplicaciones Financieras	**954.884.747**
- Activos Financieros	954.884.747
Incremento de Caja y Bancos	754.884.747
Adquisición de Otras Inversiones Financieras	200.000.000
TOTAL	**12.515.104.019**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Plan Asistencial	Beneficiario	25.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**34**	**412.064.000**
Directivo	4	105.600.000
Profesional y Técnico	13	105.824.000
Personal Administrativo	13	160.584.004
Personal Médico	1	18.560.000
Obrero	3	21.495.996
Personal Fijo a Tiempo Parcial	**3**	**36.800.000**
Profesional y Técnico	3	36.800.000
Personal Contratado	**4**	**17.280.000**
Profesional y Técnico	2	8.640.000
Personal Administrativo	2	8.640.000
TOTAL	**41**	**466.144.000**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	5	29.826.540
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	4	28.661.328
IX	597.112 _ 647.112	5	38.826.720
X	647.113 _ 697.113		
XI	697.114 _ 747.114	2	17.930.736
XII	747.115 _ 797.115	3	28.696.140
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	7	75.357.828
XV	897.118 _ 947.118	4	45.461.664
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	8	179.887.048
	TOTAL	**38**	**444.648.004**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	3	21.495.996
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**3**	**21.495.996**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección y Administración General	1.291.840.000
02	Plan Asistencial	9.768.379.272
03	Plan de Prevención	500.000.000
99	Partidas no Asignables a Programas	954.884.747
	TOTAL	**12.515.104.019**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	932.288.000
4.02	Materiales y Suministros	42.500.000
4.03	Servicios no Personales	208.125.000
4.04	Activos Reales	106.500.000
4.05	Activos Financieros	954.884.747
4.07	Transferencias	10.268.379.272
4.08	Otros Gastos de Instituciones Descentralizadas	2.427.000
	TOTAL	**12.515.104.019**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.509.088.392**
- Transferencias Para Financiar Gastos Corrientes	12.188.088.392
Del Sector Público	12.188.088.392
De la Administración Central	2.202.100.000
– Ingresos Ordinarios	1.376.800.000
– Gestión Fiscal	347.500.000
– Otras Fuentes de Financiamiento	477.800.000
De Entes Descentralizados	9.985.988.392
– Aportes Universidades Nacionales	9.000.000.000
– Aportes Institutos y Colegios Universitarios	985.988.392
- Otros Ingresos Corrientes	321.000.000
Ingresos de la Propiedad	321.000.000
Intereses por Dinero en Depósito	321.000.000
B. Gastos Corrientes	**11.453.719.272**
- Gastos de Consumo	1.185.340.000
Gastos de Personal	932.288.000
Materiales y Suministros	42.500.000
Servicios No Personales	208.125.000
Otros Gastos de Instituciones Descentralizadas	2.427.000
Depreciación y Amortización	2.427.000
- Otros Gastos Corrientes	10.268.379.272
Transferencias	10.268.379.272
Transferencias Corrientes al Sector Privado	8.268.379.272
Otras Transferencias	2.000.000.000
Compromisos pendientes años anteriores	2.000.000.000
C. Resultado Económico: Ahorro	**1.055.369.120**
II. Cuenta de Capital	
A. Recursos de Capital	**1.057.796.120**
- Ahorro en la Cuenta Corriente	1.055.369.120
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	2.427.000
B. Gastos de Capital	**106.500.000**
- Activos Reales	71.500.000
Adquisición de Maquinarias y demás Equipos	60.000.000
Adquisición de Equipos de Transporte, Tracción y Elevación	3.500.000
Otros Activos Reales	8.000.000
- Activos Intangibles	35.000.000
C. Resultado Financiero: Superávit	**951.296.120**
III. Cuenta Financiera	
A. Recursos Financieros	**954.884.747**
- Pasivos Financieros	3.588.627
Incremento de Cuentas a Pagar	3.588.627
- Superávit Financiero	951.296.120
B. Aplicaciones Financieras	**954.884.747**
- Activos Financieros	954.884.747
Incremento de Caja y Bancos	754.884.747
Adquisición de Otras Inversiones Financieras	200.000.000

A0333
Fundación Gran Mariscal de Ayacucho
(FUNDAYACUCHO)

FUNDACIÓN GRAN MARISCAL DE AYACUCHO (FUNDAYACUCHO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Gran Mariscal de Ayacucho tiene su origen en el Programa de Becas "Gran Mariscal de Ayacucho", creado por el Decreto Presidencial No. 132 del 04 de junio de 1974, posteriormente dada la importancia que asumió el Programa, por decisión Presidencial Decreto No. 1.000 del 1ero. de julio de 1975- se modificó su concepción original y se creó la Fundación "Gran Mariscal de Ayacucho" (Fundayacucho), con la misión de contribuir en la formación del talento humano de alto nivel en las áreas estratégicas y prioritarias para el desarrollo de Venezuela, anunciadas en los planes de la Nación.

Al finalizar la década de los ochenta, se profundiza la crisis económica y fiscal del país, y Fundayacucho, como institución del Estado venezolano, se vió obligada a redimensionar y ajustar sus criterios de acción e inicia su reorientación administrativa y programática, asumiendo un nuevo reto, al pasar de un organismo otorgador de becas a uno que tendría como estrategia el otorgamiento y la recuperación de créditos educativos.

A partir de 1999, como resultado de una aplicación más rigurosa de las políticas que privilegian la atención a los estratos sociales menos favorecidos, se logró modificar sensiblemente la composición de la selección de beneficiarios de Fundayacucho tanto en términos socioeconómicos como de su procedencia regional.

La Fundación cuenta con la estructura organizativa en forma de pirámide constituida por varios niveles de dirección y ejecución, que se exponen a continuación:

- El Nivel Superior o de Dirección: Integrado por el Consejo Superior, la Junta Directiva y el Presidente de la Fundación.

- El Nivel Operativo y de Apoyo: Vicepresidencia de Logística y Vicepresidencia de Operaciones y las Gerencias adscritas.

- El Nivel de Asesoría: Integrado por la Consultoría Jurídica, la Contraloría Interna, la Gerencia de Planificación y Presupuesto y la Gerencia de Relaciones Institucionales.

A partir de la base legal y de la experiencia recorrida, la Fundación "Gran Mariscal de Ayacucho" se proyecta en el futuro con una **Visión** de su quehacer en la cual se propone ser:

- La principal Institución a cargo de la orientación y fomento de la formación del talento humano de nivel superior, de acuerdo con los requerimientos establecidos en el Plan de la Nación y priorizando la población estudiantil de escasos recursos economicos.

Los **Valores** que identifican a la Fundación Gran Mariscal de Ayacucho son:

- **Equidad** en la asignación de los recursos, entendida como igualdad de oportunidades y compensación de diferencias, representando uno de los principios rectores en los procesos de selección de beneficiarios.

- **Excelencia** como meta de los procesos de selección de beneficiarios, a fin de garantizar la elección del mejor talento venezolano para otorgar financiamientos educativos.

- **Transparencia** que garantiza claridad y veracidad de sus procedimientos de selección y de administración.

- **Eficiencia** en el manejo productivo de sus recursos financieros y en el rendimiento de su personal administrativo y profesional frente al creciente número de beneficiarios que atiende la Institución.

- **Solidaridad**, fundamentada en la reinversión de los créditos reembolsados, a fin de que nuevos beneficiarios tengan la posibilidad de realizar estudios con el apoyo del Estado.

- Los objetivos a los cuales está orientada la Misión de la Fundación Gran Mariscal de Ayacucho se pueden resumir de la siguiente manera:

Como institución de intermediación financiera la Fundación da especial énfasis al fortalecimiento y ampliación del crédito educativo, localizándolo en la población estudiosa de escasos recursos económicos. Este instrumento logra establecer una relación de compromiso entre el Estado y el beneficiario, con la cual se persigue el mantenimiento en el tiempo de esta fuente de financiamiento, a través de la recuperación y la reasignación de créditos educativos.

Como organismo que contribuye a la capacitación del talento humano de excelencia en las áreas técnicas y científicas necesarias para el desarrollo del país, Fundayacucho persigue activamente el fortalecimiento de los postgrados nacionales de acuerdo a las prioridades de desarrollo regional, posibilitando la formación de profesionales y científicos de cuarto y quinto niveles en el país, mediante su intervención en esfuerzos conjuntos con las instituciones venezolanas de educación superior y utilizando la modalidad del financiamiento compartido.

Como institución que vincula y aúna esfuerzos con otros entes públicos y privados, nacionales e internacionales, en la formación de recursos humanos venezolanos de excelencia, Fundayacucho se ha propuesto abrir canales de comunicación para facilitar el flujo de información sobre oportunidades y potencialidades empleadoras de la economía del país y sobre posibilidades de estudio y de financiamiento de dichos recursos humanos en Venezuela y en el exterior, con miras a lograr la vinculación del estudiante con el país durante sus estudios y su posterior reinserción como profesional en el mercado laboral venezolano.

Para llevar a la práctica estas orientaciones, Fundayacucho ha optado por las siguientes **Estrategias:**

- Selección de beneficiarios con criterios de calidad, de equidad socioeconómica y de equilibrio territorial.

- Cooperación con las instituciones de educación superior del país en la formación de su personal académico y el fortalecimiento institucional.

- Fortalecimiento de los postgrados nacionales de acuerdo con las prioridades del desarrollo nacional y regional.

- Apoyo al intercambio de conocimientos científicos y técnicos de las universidades venezolanas con universidades e instituciones educativas internacionales.

- Cooperación con los organismos de la administración pública para contribuir a elevar el nivel profesional de los funcionarios del Estado.

- Establecimiento de vínculos de cooperación con el sector empresarial.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**19.408.778.419**
- Transferencias para Financiar Gastos Corrientes	15.461.269.721
Del Sector Público	15.461.269.721
De la Administración Central	15.461.269.721
– Ingresos Ordinarios	9.800.227.395
– Gestión Fiscal	5.095.113.702
– Otras Fuentes de Financiamiento	565.928.624
- Ingresos por Actividades Propias	3.639.505.277
Venta de Servicios	3.639.505.277
- Otros Ingresos Corrientes	308.003.421
Ingresos de la Propiedad	308.003.421
Recursos de Capital	**30.157.689.903**
- Transferencias para Financiar Gastos de Capital	29.961.009.319
Del Sector Público	29.961.009.319
De la Administración Central	29.961.009.319
– Ingresos Ordinarios	18.990.982.605
– Gestión Fiscal	9.873.364.338
Convenio de Cooperación	4.871.279.040
Gastos Propios	5.002.085.298
– Otras Fuentes de Financiamiento	1.096.662.376
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	196.680.584
Recursos Financieros	**14.858.090.924**
- Activos Financieros	14.858.090.924
Disminución de Caja y Bancos	2.389.615.154
Disminución de Inversiones Temporales	2.166.726.477
Disminución de Cuentas a Cobrar	1.301.749.293
Recuperación de Préstamos	9.000.000.000
TOTAL	**64.424.559.246**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**19.408.778.419**
- Gastos de Consumo	12.378.618.217
Gastos de Personal	5.777.495.109
Materiales y Suministros	297.122.000
Servicios No Personales	4.129.197.358
Otros Gastos de Instituciones Descentralizadas	2.174.803.750
Depreciación y Amortización	196.680.584
Otros	1.978.123.166
- Otros Gastos Corrientes	7.030.160.202
Transferencias	7.030.160.202
Transferencias Corrientes al Sector Privado	339.647.437
Transferencias Corrientes al Sector Público	1.057.813.000
Otras Transferencias	5.632.699.765
Gastos de Capital	**373.505.008**
- Activos Reales	329.900.008
Adquisición de Maquinarias y demás Equipos	305.100.004
Adquisición de Equipos de Transporte, Tracción y Elevación	24.800.004
- Activos Intangibles	43.605.000
Aplicaciones Financieras	**44.642.275.819**
- Activos Financieros	44.276.213.214
Adquisición de Otras Inversiones Financieras	60.000.000
Incremento de Otros Activos no Circulantes	44.216.213.214
Otros	44.216.213.214
- Pasivos Financieros	366.062.605
Servicio de la Deuda Pública y Disminución de otros Pasivos	366.062.605
Disminución de Cuentas y Efectos a Pagar a Proveedores	250.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	63.570.013
Disminución de Otras Cuentas y Efectos a Pagar	52.492.592
TOTAL	**64.424.559.246**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Pregrado en Venezuela	Prestatario	7.968
Postgrado en Venezuela	Prestatario	1.611
Postgrado en el Exterior	Prestatario	793

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**160**	**1.932.818.355**
Directivo	25	473.918.026
Profesional y Técnico	74	937.535.817
Personal Administrativo	49	440.570.239
Obrero	12	80.794.273
Personal Contratado	**8**	**69.565.371**
Profesional y Técnico	4	41.786.418
Personal Administrativo	4	27.778.953
TOTAL	**168**	**2.002.383.726**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111	6	40.885.535
IX	597.112 _ 647.112	6	44.902.589
X	647.113 _ 697.113	12	94.268.060
XI	697.114 _ 747.114	12	102.332.971
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	12	118.784.555
XIV	847.117 _ 897.117	13	136.086.000
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	95	1.384.329.743
	TOTAL	**156**	**1.921.589.453**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109	1	5.911.792
VII	497.110 __ 547.110	6	38.227.546
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	5	36.654.935
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**12**	**80.794.273**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**58**	**317.132.398**
Jubilado	49	268.013.389
Pensionado	9	49.119.009
Obreros	**12**	**56.529.524**
Jubilado	10	45.163.008
Pensionado	2	11.366.516
TOTAL	**70**	**373.661.922**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicio de Apoyo	10.783.080.633
02	Orientación y Asistencia Técnica	53.641.478.613
	TOTAL	**64.424.559.246**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	5.777.495.109
4.02	Materiales y Suministros	297.122.000
4.03	Servicios no Personales	4.129.197.358
4.04	Activos Reales	373.505.008
4.05	Activos Financieros	44.276.213.214
4.06	Servicios de la Deuda Publica y Disminución de Otros Pasivos	366.062.605
4.07	Transferencias	7.030.160.202
4.08	Otros Gastos de Instituciones Descentralizadas	2.174.803.750
	TOTAL	**64.424.559.246**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.408.778.419**
- Transferencias Para Financiar Gastos Corrientes	15.461.269.721
Del Sector Público	15.461.269.721
Del Sector Público	15.461.269.721
Administración Central	15.461.269.721
– Ingresos Ordinarios	9.800.227.395
– Gestión Fiscal	5.095.113.702
– Otras Fuentes de Financiamiento	565.928.624
- Ingresos por Actividades Propias	3.639.505.277
Venta de Servicios	3.639.505.277
Ingresos Financieros por Fideicomisos	3.324.677.477
Otros Ingresos Ajenos a la Operación	314.827.800
- Otros Ingresos Corrientes	308.003.421
Ingresos de la Propiedad	308.003.421
Intereses por Dinero en Depósito	232.321.673
Otros Ingresos de la Propiedad	75.681.748
Ingresos por Alquileres de Inmuebles	75.681.748
B. Gastos Corrientes	**19.408.778.419**
- Gastos de Consumo	12.378.618.217
Gastos de Personal	5.777.495.109
Materiales y Suministros	297.122.000
Servicios No Personales	4.129.197.358
Otros Gastos de Instituciones Descentralizadas	2.174.803.750
Depreciación y Amortización	196.680.584
Otros	1.978.123.166
- Pérdida en Operaciones Cambiarias	1.500.000.000
- Impuesto por Pago Directo	478.123.166
- Otros Gastos Corrientes	7.030.160.202
Transferencias	7.030.160.202
Transferencias Corrientes al Sector Privado	339.647.437
- Pensiones	30.472.797
- Jubilaciones	175.667.840
- Becas Universitarias en el Exterior	127.706.800
- Donaciones a Personas	2.500.000
- Subsidios a Organismos Laborales y Gremiales	3.300.000
Transferencias Corrientes al Sector Público	1.057.813.000
- Transferencias Corrientes a los Entes del Sector Público	962.813.000
- Transferencias Corrientes a Organismos del Sector Privado	95.000.000
Otras Transferencias	5.632.699.765
- Asistencia Social al Personal Pensionado	75.291.593
- Asistencia Social al Personal Jubilado	446.085.132
- Transferencias a Organismos Internacionales	5.111.323.040
C. Resultado Económico: Equilibrado	

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
II. Cuenta de Capital	
A. Recursos de Capital	**30.157.689.903**
- Transferencias para Financiar Gastos de Capital	29.961.009.319
Del Sector Público	29.961.009.319
De la Administración Central	18.990.982.605
– Ingresos Ordinarios	18.990.982.605
– Gestión Fiscal	9.873.364.338
Convenio de Cooperación	4.871.279.040
Gastos Propios	5.002.085.298
– Otras Fuentes de Financiamiento	1.096.662.376
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	196.680.584
B. Gastos de Capital	**373.505.008**
- Activos Reales	329.900.008
Adquisición de Maquinarias y demás Equipos	305.100.004
Adquisición de Equipos de Transporte, Tracción y Elevación	24.800.004
- Activos Intangibles	43.605.000
C. Resultado Financiero: Superávit	**29.784.184.895**
III. Cuenta Financiera	
A. Recursos Financieros	**44.642.275.819**
- Activos Financieros	14.858.090.924
Disminución de Caja y Bancos	2.389.615.154
Disminución de Inversiones Temporales	2.166.726.477
Disminución de Cuentas a Cobrar	1.301.749.293
Recuperación de Préstamos	9.000.000.000
- Superávit Financiero	29.784.184.895
B. Aplicaciones Financieras	**44.642.275.819**
- Activos Financieros	44.276.213.214
Adquisición de Otras Inversiones Financieras	60.000.000
Incremento de Otros Activos no Circulantes	44.216.213.214
Otros	44.216.213.214
- Pasivos Financieros	366.062.605
Servicio de la Deuda Pública y Disminución de otros Pasivos	366.062.605
Disminución de Cuentas y Efectos a Pagar a Proveedores	250.000.000
Disminución de Cuentas a Pagar por Retenciones Laborales	63.570.013
Disminución de Otras Cuentas y Efectos a Pagar	52.492.592

A0366
Fundación Instituto Botánico de Venezuela
"Dr. Tobías Láser"

FUNDACIÓN INSTITUTO BOTÁNICO DE VENEZUELA "DR. TOBÍAS LÁSER"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser" tiene por objetivo promover, fomentar y realizar investigaciones botánicas en taxonomía, biosistema, anatomía, morfologla, fisiología, fitogeografla, y además de coordinar el inventario de la flora nacional y el establecimiento de la red de herbarios del país.

En tal sentido, la Fundación orienta su política hacia el cumplimiento de tales objetivos como: realizar y promover la investigación botánica; coordinar y participar en la ejecución del inventario de la Flora Nacional; promover, fomentar y efectuar labores relacionadas con la conservación, protección y albergue de plantas nativas o exóticas y raras o en peligro de extinción; editar y publicar resultados de investigación botánica nacional e internacional en órganos divulgativos propios de la institución; entre otros. Por ello para el ejercicio fiscal 2004, el gasto de la Fundación se proyecta en función de sus necesidades básicas y más inmediatas.

Durante el año 2004, la Fundación proseguirá con el desarrollo y optimización de los servicios que presta, así como el mejoramiento y mantenimiento de sus instalaciones físicas. La Fundación también dá asesoramiento a investigadores, docentes y estudiantes en el ámbito superior en el área de la botánica y permite al estudiante de educación media el acceso a su Biblioteca "Henri Pittier", para investigación en botánica y áreas afines. Asimismo es competencia de la Fundación la divulgación y publicación de trabajos científicos realizados. En lo referente, a la captación de recursos propios se tienen tarifas acordes con los objetivos de la Fundación, estos recursos, son reinvertidos para el mantenimiento y funcionamiento del Jardín.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.045.000.000**
- Transferencias para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
De la Administración Central	2.000.000.000
– Ingresos Ordinarios	1.420.000.000
– Gestión Fiscal	498.000.000
– Otras Fuentes de Financiamiento	82.000.000
- Ingresos por Actividades Propias	45.000.000
Ingresos No Tributarios	45.000.000
Venta de Bienes	6.000.000
Venta de Servicios	39.000.000
Recursos de Capital	**48.551.736**
- Incremento de la Depreciación y Amortización Acumulada	
Previsiones y Otras Reservas	48.551.736
Recursos Financieros	**19.215.063**
- Activos Financieros	19.215.063
Disminución de Caja y Bancos	17.861.963
Disminución de Cuentas a Cobrar	1.353.100
TOTAL	**2.112.766.799**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.848.551.736**
- Gastos de Consumo	1.848.551.736
Gastos de Personal	1.570.659.531
Materiales y Suministros	68.400.000
Servicios No Personales	160.940.469
Otros Gastos de Instituciones Descentralizadas	48.551.736
Depreciación y Amortización	48.551.736
Gastos de Capital	**200.000.000**
- Activos Reales	200.000.000
Adquisición de Maquinarias y demás Equipos	88.000.000
Obras de Infraestructura - Estudios y Proyectos	112.000.000
Aplicaciones Financieras	**64.215.063**
- Pasivos Financieros	64.215.063
Servicio de la Deuda Pública y Disminución de otros Pasivos	64.215.063
Disminución de Cuentas a Pagar por Retenciones Laborales	9.280.363
Disminución de Otros Pasivos no Circulantes	54.934.700
TOTAL	**2.112.766.799**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Proyectos de Investigación Botánica	Proyecto	8
Proyectos Institucional	Proyecto	2
Publicación Acta Botánica de Venezuela	Publicación	2
Promoción de Educación Botánica Ambiental	Curso	5

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**94**	**554.563.024**
Directivo	10	114.217.833
Profesional y Técnico	39	270.850.608
Personal Administrativo	16	64.662.451
Obrero	29	104.832.132
Personal Contratado	**3**	**20.694.732**
Profesional y Técnico	3	20.694.732
TOTAL	**97**	**575.257.756**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	5	17.791.490
III	297.106 _ 347.106	5	19.132.532
IV	347.107 _ 397.107	4	17.226.432
V	397.108 _ 447.108	1	5.040.000
VI	447.109 _ 497.109	8	46.206.288
VII	497.110 _ 547.110	17	109.481.906
VIII	547.111 _ 597.111	9	64.145.781
IX	597.112 _ 647.112		
X	647.113 _ 697.113	5	39.439.295
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	4	37.744.072
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117	6	62.817.636
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	4	51.400.192
	TOTAL	**68**	**470.425.624**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105	19	67.607.662
III	297.106 _ 347.106	10	37.224.470
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**29**	**104.832.132**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Dirección Superior	2.000.000.000
99	Partidas no Asignables a Programas	112.766.799
	TOTAL	**2.112.766.799**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.570.659.531
4.02	Materiales y Suministros	68.400.000
4.03	Servicios no Personales	160.940.469
4.04	Activos Reales	200.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	64.215.063
4.08	Otros Gastos de Instituciones Descentralizadas	48.551.736
	TOTAL	**2.112.766.799**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.045.000.000**
- Transferencias Para Financiar Gastos Corrientes	2.000.000.000
Del Sector Público	2.000.000.000
De la Administración Central	2.000.000.000
– Ingresos Ordinarios	1.420.000.000
– Gestión Fiscal	498.000.000
– Otras Fuentes de Financiamiento	82.000.000
- Ingresos por Actividades Propias	45.000.000
Ingresos No Tributarios	45.000.000
Venta de Bienes	6.000.000
Venta de Plantas	300.000
Venta de Publicaciones	3.300.000
Venta de Artículos de Oficina	900.000
Venta de Prendas de Vestir	1.500.000
Venta de Servicios	39.000.000
Boletos de Entrada	12.000.000
Visitas Guiadas	9.000.000
Alquiler de Espacios	15.000.000
Cursos y Talleres	2.400.000
Fotocopias	600.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**1.848.551.736**
- Gastos de Consumo	1.848.551.736
Gastos de Personal	1.570.659.531
Materiales y Suministros	68.400.000
Servicios No Personales	160.940.469
Otros Gastos de Instituciones Descentralizadas	48.551.736
Depreciación y Amortización	48.551.736
C. Resultado Económico: Ahorro	**196.448.264**
II. Cuenta de Capital	
A. Recursos de Capital	**245.000.000**
- Ahorro en la Cuenta Corriente	196.448.264
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	48.551.736
B. Gastos de Capital	**200.000.000**
- Activos Reales	200.000.000
Adquisición de Maquinarias y demás Equipos	88.000.000
Obras de Infraestructura	112.000.000
C. Resultado Financiero: Superávit	**45.000.000**
III. Cuenta Financiera	
A. Recursos Financieros	**64.215.063**
- Activos Financieros	19.215.063
Disminución de Caja y Bancos	17.861.963
Disminución de Cuentas a Cobrar	1.353.100
- Superávit Financiero	45.000.000
B. Aplicaciones Financieras	**64.215.063**
- Pasivos Financieros	64.215.063
Servicio de la Deuda Pública y Disminución de otros Pasivos	64.215.063
Disminución de Cuentas a Pagar por Retenciones Laborales	9.280.363
Disminución de Otros Pasivos no Circulantes	54.934.700

A0912

Universidad Nacional Experimental Marítima
del Caribe (UNEMC)

UNIVERSIDAD NACIONAL EXPERIMENTAL MARÍTIMA DEL CARIBE (UNEMC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Universidad Nacional Experimental Marítima del Caribe (UNEMC) está enmarcada dentro de las limitaciones fiscales del Ejecutivo Nacional, y las directrices tanto del Consejo Nacional de Universidades, como de la Oficina de Planificación del Sector Universitario, en lo que se refiere al financiamiento público de la Educación Superior. Por otra parte, la Universidad esta comprometida en el diseño de una política agresiva para la generación de recursos propios, a fin de que pueda permitir disminuir progresivamente la dependencia financiera del Gobierno Nacional.

En concordancia con la visión estratégica del gobierno nacional, la Universidad Nacional Experimental Marítima del Caribe, proyecta una visión integracionista de los Estados, Países y Territorios de la Cuenca del Caribe, en relación a la educación, turismo, transporte marítimo, ingeniería ambiental y la cultura caribeña. Este desarrollo regional demanda nuevos cuadros de profesionales capaces de gestionar y operar los procesos integracionistas y los proyectos y programas multinacionales, así como suplir la demanda de recursos humanos que se derivará de:

- El incremento del comercio internacional intraregional con todos los trámites y normas comerciales y aduanales de dimensión regional.
- El desarrollo de la zona de turismo sustentable del caribe (ZTSC).
- La protección ambiental del Mar Caribe.
- El desarrollo del transporte multimodal de dimensión regional caribeña.
- El desarrollo portuario regional.
- La explosión previsible de la demanda regional de servicios de transporte marítimo de carga y pasajeros.
- La gestión y operación de procesos de dimensión regional, tales como los servicios regionales de rescate y prevención de accidentes.
- La formulación e instrumentación de normas regionales de vigilancia, inspección y certificación de medios de transporte y aéreo.
- La gestión de proyectos y programas de transferencia en ciencia y tecnología.
- La explotación comercial sustentable de los recursos naturales renovables del Mar Caribe.
- La explosión previsible en la demanda de servicios de asesoría y representación legal en materia de derecho internacional vinculado al turismo, transporte y comercio.
- La demanda de profesionales en cultura regional caribeña: etnología, musicología, artes escénicas, bellas artes, literatura y cultura física (educación física, deportes y recreación).

De esta manera la UNEMC, en concordancia con los planes del gobierno nacional para el logro de la cooperación e integración entre los Estados, Países y Territorios de la Cuenca del Caribe, esta fomentando la eliminación de las barreras lingüísticas para facilitar el intercambio, asumiendo un rol protagónico en relación con la educación ambiental-ecológica y aceptando el reto del diseño de programas académicos comunes a las instituciones de educación superior de la región, para facilitar el intercambio de estudiantes y profesores del área latino-caribeña.

Para el año 2004 se propone diseñar:

OBJETIVOS ESTRATÉGICOS

- Diseñar e implantar la infraestructura técnica y académica, para la creación de doctorados.
- Consolidar cinco líneas de investigación que suministren insumos para los programas de cuarto y quinto nivel.
- Diseñar y consolidar la plataforma tecnológica que permita utilizar la telemática como recurso educativo en todas las áreas.
- Consolidar un sistema de gestión de la calidad que brinde excelencia académica y eficiencia administrativa que le permita a la UNEMC, presentarse como ente certificador del Sistema de Gestión de Calidad y el Código de Gestión de la Seguridad Operacional del Buque.
- Aportar nuestros conocimientos en el fortalecimiento del sistema educativo del Estado Vargas.
- Mantener un plan de becas viable para estudiantes del Gran Caribe.
- Crear y consolidar Centros de Investigación.
- Estimular y fortalecer el posicionamiento de la UNEMC a nivel nacional e internacional.
- Aportar conocimientos que propicien el desarrollo integral que contribuya al mejoramiento de la calidad de vida de los pueblos caribeños.
- Desarrollar un Sistema de Planificación Estratégica para todos los niveles gerenciales de la Universidad.
- Prestar asesoramiento en el aspecto marítimo y actividades afines a organizaciones e instituciones nacionales e internacionales.
- Dar respuesta al desarrollo de la matrícula estudiantil y oferta académica para la formación de profesionales e investigadores competentes en Ciencias Náuticas, Ambientales, Sociales y del Deporte con criterios técnicos, humanistas y emprendedores, capaces de ser agentes multiplicadores de conocimientos, bienestar social e innovación tecnológica.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**10.226.507.038**
- Transferencias para Financiar Gastos Corrientes	9.426.507.038
Del Sector Público	9.426.507.038
De la Administración Central	9.426.507.038
Recursos Ordinarios	6.692.819.997
Gestión Fiscal	2.347.200.252
Otras Fuentes de Financiamiento	386.486.789
- Ingresos por Actividades Propias	550.000.000
Ingresos no Tributarios	550.000.000
Ventas de Bienes y Servicios	550.000.000
- Otros Ingresos Corrientes	250.000.000
Ingresos de la Propiedad	250.000.000
Intereses por Dinero en Depósito	250.000.000
Recursos de Capital	**363.147.064**
- Incremento de la Depreciación y Amortización Acumulada	363.147.064
Recursos Financieros	**792.284.495**
- Activos Financieros	717.893.640
Disminución de Inversiones Temporales	717.893.640
- Pasivos Financieros	74.390.855
Incrementos de Cuentas a Pagar	20.460.000
Incremento de Pasivos no Circulantes	53.930.855
TOTAL	**11.381.938.597**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**8.954.582.261**
- Gastos de Consumo	8.570.347.573
Gastos de Personal	5.498.951.350
Materiales y Suministros	467.728.529
Servicios No Personales	2.240.520.630
Otros Gastos de Instituciones Descentralizadas	363.147.064
Depreciación y Amortización	363.147.064
- Otros Gastos Corrientes	384.234.688
Transferencias	384.234.688
Transferencias Corrientes al Sector Privado	384.234.688
Gastos de Capital	**1.635.071.841**
- Activos Reales	1.635.071.841
Adquisición de Maquinarias y demás Equipos	1.635.071.841
Aplicaciones Financieras	**792.284.495**
- Activos Financieros	792.284.495
Incremento de Caja y Bancos	10.000.000
Incremento de Efectos a Cobrar a Corto Plazo	125.000.000
Incremento de Otras Cuentas y Efectos a Cobrar	657.284.495
TOTAL	**11.381.938.597**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula de Pregrado	Alumno	1.736
Egresados de Pregrado	Egresado	39
Matrícula de Postgrado	Alumno	350
Egresados de Postgrado	Egresado	103
Actividades de Investigación	Proyecto	5
Actividades de Extensión	Taller, Charla, Curso	42
Asistencia Socio Económica	Becario	127

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**174**	**2.255.455.758**
Directivo	44	949.249.372
Profesional y Técnico	34	392.604.516
Personal Administrativo	17	110.505.000
Personal Docente	37	555.019.020
Obreros	42	248.077.850
Personal Contratado	**166**	**669.128.203**
Profesional y Técnico	20	187.714.820
Personal Administrativo	3	16.336.572
Personal Docente	140	450.298.679
Obreros	3	14.778.132
TOTAL	**340**	**2.924.583.961**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104	3	2.859.924
II	247.105 - 297.105	142	470.482.607
III	297.106 - 347.106		
IV	347.107 - 397.107	2	8.903.940
V	397.108 - 447.108	3	14.772.084
VI	447.109 - 497.109	12	68.622.768
VII	497.110 - 547.110	3	18.775.440
VIII	547.111 - 597.111	3	21.392.712
IX	597.112 - 647.112		
X	647.113 - 697.113	15	119.517.264
XI	697.114 - 747.114		
XII	747.115 - 797.115	1	9.106.560
XIII	797.116 - 847.116	8	79.539.996
XIV	847.117 - 897.117	5	51.441.104
XV	897.118 - 947.118	1	11.005.152
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS	97	1.785.308.428
	TOTAL	**295**	**2.661.727.979**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA - 247.104		
II	247.105 - 297.105		
III	297.106 - 347.106		
IV	347.107 - 397.107	1	4.623.899
V	397.108 - 447.108	22	114.531.340
VI	447.109 - 497.109		
VII	497.110 - 547.110	22	143.700.743
VIII	547.111 - 597.111		
IX	597.112 - 647.112		
X	647.113 - 697.113		
XI	697.114 - 747.114		
XII	747.115 - 797.115		
XIII	797.116 - 847.116		
XIV	847.117 - 897.117		
XV	897.118 - 947.118		
XVI	947.119 - 997.119		
XVII	997.120 Y MÁS		
	TOTAL	**45**	**262.855.982**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Enseñanza	1.961.876.154
02	Investigación y Postgrado	1.079.077.003
03	Extensión	605.830.881
04	Protección Socio-económica	1.379.088.825
05	Servicios Académicos	405.431.558
06	Servicios Administrativos y Financieros	484.625.260
07	Servicios Generales	2.417.482.781
08	Plante Física y Equipamiento	1.160.058.364
09	Fomento	31.009.532
10	Dirección Institucional	702.026.680
99	Partidas no Asignables a Programas	1.155.431.559
	TOTAL	**11.381.938.597**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	5.498.951.350
4.02	Materiales y Suministros	467.728.529
4.03	Servicios no Personales	2.240.520.630
4.04	Activos Reales	1.635.071.841
4.05	Activos Financieros	792.284.495
4.07	Transferencias	384.234.688
4.08	Otros Gastos de Instituciones Descentralizadas	363.147.064
	TOTAL	**11.381.938.597**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.226.507.038**
- Transferencias Para Financiar Gastos Corrientes	9.426.507.038
Del Sector Público	9.426.507.038
De la Administración Central	9.426.507.038
Recursos Ordinarios	6.692.819.997
Gestión Fiscal	2.347.200.252
Otras Fuentes de Financiamiento	386.486.789
- Ingresos por Actividades Propias	550.000.000
Ingresos no Tributarios	550.000.000
Ventas de Bienes y Servicios	550.000.000
- Otros Ingresos Corrientes	250.000.000
Ingresos de la Propiedad	250.000.000
Intereses por Dinero en Depósito	250.000.000
B. Gastos Corrientes	**8.954.582.261**
- Gastos de Consumo	8.570.347.573
Gastos de Personal	5.498.951.350
Materiales y Suministros	467.728.529
Servicios no Personales	2.240.520.630
Otros Gastos de Instituciones Descentralizadas	363.147.064
Depreciación y Amortización	363.147.064
- Otros Gastos Corrientes	384.234.688
Transferencias	384.234.688
Transferencias Corrientes al Sector Privado	384.234.688
Becas Universitarias en el País	384.234.688
C. Resultado Económico: Ahorro	**1.271.924.777**
II. Cuenta de Capital	
A. Recursos de Capital	**1.635.071.841**
- Ahorro en la Cuenta Corriente	1.271.924.777
- Incremento de la Depreciación y Amortización Acumulada	363.147.064
B. Gastos de Capital	**1.635.071.841**
- Activos Reales	1.635.071.841
Adquisición de Maquinarias y demás Equipos	1.635.071.841
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**792.284.495**
- Activos Financieros	717.893.640
Disminución de Inversiones Temporales	717.893.640
- Pasivos Financieros	74.390.855
Incremento de Cuentas a Pagar	20.460.000
Incremento de Pasivos no Circulantes	53.930.855
B. Aplicaciones Financieras	**792.284.495**
- Activos Financieros	792.284.495
Incremento de Cajas y Bancos	10.000.000
Incremento de Efectos a Cobrar a Corto Plazo	125.000.000
Incremento de Otras Cuentas y Efectos a Cobrar	657.284.495

A0923
Instituto Universitario de Tecnología del
Estado Apure

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO APURE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología del Estado Apure (IUTAP), para el año 2004 está enmarcado en el contexto del marco plurianual de Presupuesto para el 2003-2004, en concordancia con los lineamientos impartidos por la Oficina Nacional de Presupuesto y de acuerdo a la propuesta presentada por la Comisión de Presupuesto del Consejo Nacional de Universidades para la asignación y distribución de la cuota presupuestaria del sector universitario.

Políticas de Financiamiento

Las estimaciones presupuestarias del ingreso del IUTAP totalizan la cantidad de Bs. 1.849,2 millones desglosada de la siguiente manera: el aporte del Ejecutivo Nacional que representa 91% del total del presupuesto de ingresos, Bs. 1.691,9 millones; colocaciones bancarias Bs. 12,0 millones y la utilización de disponibilidades de caja y bancos Bs. 145,3 millones. El presupuesto del 2004 refleja un incremento de 23.12%; en comparación al año 2003.

Políticas Presupuestarias de Gastos

En función de la metodología y criterios indicados por la Oficina de Planificación del Sector Universitario y la Comisión del Presupuesto del Consejo Nacional de Universidades para la estimación de las asignaciones y distribución del aporte presupuestario para el año 2004 y en atención a las prioridades establecidas por la institución, el presupuesto equilibrado de gasto del IUTAP totaliza la cantidad de Bs. 1.849,2 millones distribuidos por programas y partidas.

PROGRAMAS	MONTOS BS.	PARTICIPACIÓN (%)
Formación de Técnicos Superiores Universitarios	1.749.098.143	95
Investigación y Postgrado	59.722.000	3
Extensión y Producción	40.341.000	2
Total	**1.849.161.143**	**100**

PARTIDAS	MONTOS Bs.	PARTICIPACIÓN (%)
Gastos de Personal	1.255.069.590	68
Mantenimiento y Suministro	105.500.000	6
Servicios no Personales	348.589.553	19
Activos Reales	50.000.000	3
Servicio de la Deuda Pública y Disminución de Otros Pasivos.	15.001.000	1
Transferencias	75.001.000	4
Total	**1.849.161.143**	**100**

En la distribución del programa, el 95% representa la Formación de Técnicos Superiores Universitarios e incluye los gastos de funcionamiento y personal, que labora en la institución.

En cuanto a gastos por partida el más elevado (68%) de personal; para dotación y suministro de materiales 6% y en servicios no personales 19%, 3 % para inversiones, 1% en deuda pública y el restante 4% para las becas estudiantiles.

Cobertura de los Servicios a Prestar

- El presupuesto aprobado por el ejecutivo nacional garantiza los siguientes servicios:

 El personal docente y administrativo de la institución goza de beneficios contractuales.

 - Sueldo.
 - Primas (hijo-cargo).
 - Bonos (Vacacional-Fin de año).
 - Fideicomisos.
 - Aportes patronales (Caja de ahorro, Instituto de Previsión y Asistencia Social para el para el personal del Ministerio de Educación, Ley de Política Habitacional, Seguro Social Obligatorio, Seguro de Paro Forzoso y Hospitalización Cirugía Y Maternidad).
 - Gasto de funcionamiento se mencionan: Servicios básicos (aguas, electricidad, teléfonos), dotación y suministro de materiales; vigilancia; mantenimiento.
 - Servicios básicos(aguas, electricidad, teléfono).
 - Dotación y suministro de materiales.
 - Vigilancia.
 - Mantenimiento.
 - Los estudiantes reciben los siguientes beneficios: beca comedor, transporte auxiliarías académicas; deportivas; culturales

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.703.861.143**
- Transferencias para Financiar Gastos Corrientes	1.691.861.143
Del Sector Público	1.691.861.143
De la Administración Central	1.691.861.143
– Ingresos Ordinarios	1.201.221.412
– Gestión Fiscal	421.273.425
– Otras Fuentes de Financiamiento	69.366.306
- Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Intereses por Dinero en Depósito	12.000.000
- Activos Financieros	145.300.000
Disminución de Caja y Bancos	145.300.000
TOTAL	**1.849.161.143**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**1.784.160.143**
- Gastos de Consumo	1.709.159.143
Gastos de Personal	1.255.069.590
Materiales y Suministros	105.500.000
Servicios No Personales	348.589.553
- Otros Gastos Corrientes	75.001.000
Transferencias	75.001.000
Transferencias Corrientes al Sector Privado	75.001.000
Gastos de Capital	**50.000.000**
- Activos Reales	47.999.000
Repuestos y Reparaciones Mayores	3.487.000
Adquisición de Maquinarias y demás Equipos	44.512.000
- Activos Intangibles	2.001.000
Aplicaciones Financieras	**15.001.000**
- Pasivos Financieros	15.001.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	15.001.000
Disminución de Cuentas a Pagar por Retenciones Laborales	4.000.500
Disminución de Otras Cuentas y Efectos a Pagar	11.000.500
TOTAL	**1.849.161.143**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	506

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**20**	**202.448.065**
Directivo	1	29.737.332
Profesional y Técnico	15	154.158.637
Personal Administrativo	4	18.552.096
Personal Contratado	**35**	**424.025.774**
Personal Administrativo	3	28.669.982
Personal Docente	32	395.355.792
TOTAL	**55**	**626.473.839**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106		
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109	7	40.264.945
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	3	28.669.982
XIII	797.116 _ 847.116	22	221.996.292
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	23	335.542.620
	TOTAL	**55**	**626.473.839**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	1.749.098.143
02	Investigación y Postgrado	59.722.000
03	Extensión y Producción	40.341.000
	TOTAL	**1.849.161.143**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.255.069.590
4.02	Materiales y Suministros	105.500.000
4.03	Servicios no Personales	348.589.553
4.04	Activos Reales	50.000.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	15.001.000
4.07	Transferencias	75.001.000
	TOTAL	**1.849.161.143**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.703.861.143**
- Transferencias Para Financiar Gastos Corrientes	1.691.861.143
Del Sector Público	1.691.861.143
De la Administración Central	1.691.861.143
Ingresos Ordinarios	1.201.221.412
Gestión Fiscal	421.273.425
Otras Fuentes de Financiamiento	69.366.306
- Otros Ingresos Corrientes	12.000.000
Ingresos de la Propiedad	12.000.000
Intereses por Dinero en Depósito	12.000.000
B. Gastos Corrientes	**1.784.160.143**
- Gastos de Consumo	1.709.159.143
Gastos de Personal	1.255.069.590
Materiales y Suministros	105.500.000
Servicios No Personales	348.589.553
- Otros Gastos Corrientes	75.001.000
Transferencias	75.001.000
Transferencias Corrientes al Sector Privado	75.001.000
Becas Universitarias en el País	75.001.000
C. Resultado Económico: Desahorro	**(80.299.000)**
II. Cuenta de Capital	
A. Recursos de Capital	**(80.299.000)**
- Desahorro en la Cuenta Corriente	(80.299.000)
B. Gastos de Capital	**50.000.000**
- Activos Reales	47.999.000
Repuestos y Reparaciones Mayores	3.487.000
Adquisición de Maquinarias y demás Equipos	44.512.000
- Activos Intangibles	2.001.000
C. Resultado Financiero: Déficit	**(130.299.000)**
III. Cuenta Financiera	
A. Recursos Financieros	**145.300.000**
- Activos Financieros	145.300.000
Disminución de Caja y Bancos	145.300.000
B. Aplicaciones Financieras	**145.300.000**
- Pasivos Financieros	15.001.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	15.001.000
Disminución de Cuentas a Pagar por Retenciones Laborales	4.000.500
Disminución de Otras Cuentas y Efectos a Pagar	11.000.500
- Déficit Financiero	130.299.000

A0924
Instituto Universitario de Tecnología del
Estado Barinas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BARINAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El Instituto Universitario de Tecnología del Estado Barinas es una institución educativa fundamentada en los más sólidos principios de ética, justicia, libertad, co-responsabilidad y tolerancia cuya misión es la Formación de Recursos Humanos a nivel de Técnico Superior Universitario en las áreas de Electricidad, Mecánica, Construcción Civil y Agroalimentaria, así como el desarrollo de Programas de Investigación, Extensión que respondan a las exigencias y necesidades de la región.

Formar un profesional cuya conducta de líder sea ética y moralmente sustentada, técnicamente capacitado para dar respuesta eficaz y eficiente a las necesidades tecnológicas que plantean los diferentes procesos productivos y de servicios para los cuales se calificará; capaz de ubicarse como ciudadano en respeto a su compromiso con la nación, de contribuir a hacer realidad los proyectos y planes necesarios al logro del gran Proyecto Nacional sustentable, enmarcado en la en la búsqueda de la mayor suma de felicidad posible para ésta y demás generaciones de venezolanos.

Así como para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, y el fortalecimiento del análisis crítico de su anticipación y visión del futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología del Estado Barinas, se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus mas prioritarios objetivos mediante el compromiso e interacción de todos sus miembros, mas allá de la interacción simple y aislada, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento, orientado este principio a dar respuesta oportuna y adecuada a las necesidades sociales sentidas por las comunidades en su área de influencia, como ventajas competitivas que sea transmitido por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.
- Conducir un proceso de formación de una profesión hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y en proceso acelerado de transformación y que además posea herramientas para la elevación de la conciencia social. Y la generación y uso de conocimientos aplicados al beneficio colectivo y mejoramiento técnico.
- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientados y operativizados por los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional. De los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica.

Formación de Técnicos Superiores Universitarios

Su propósito es ampliar el espectro de la formación, así como la cuota de ingresos mediante la apertura de nuevos semestres y la construcción y dotación de talleres y laboratorios; en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, producto del movimiento de las tendencias y necesidades sociales con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado.

Este programa contiene los siguientes proyectos: definición de una política de actualización e innovación curricular; renovación de las estructuras y procesos de formación y desarrollo de los recursos humanos; definición de demandas socio comunitarias de las zonas; ofertas educacionales; revisión de planes curriculares; integración de estudios de pregrado y postgrado con postgrado instituciones de educación superior; entre otras.

Investigación y Postgrado.

Actualmente en fase organizativa, este programa pretende fomentar la producción de documentos y trabajos de investigación avalados por diagnósticos situacionales de la zona y con el firme propósito de adecuar las situaciones mejorables encontradas dentro de los espacios sociales.

Entre los proyectos se encuentran: definición de líneas para fortalecer y consolidar la investigación aplicada y el postgrado; generación, gestión y transferencia competitiva; sistema integrador postgrado-investigación, dotación de la infraestructura tecnológicas para la investigación y desarrollo de una base integral de conocimiento universitario.

Extensión y Producción

Su propósito es generar y desarrollar una integración sistemática del instituto con su entorno, a fin de fortalecer la corresponsabilidad institución-sociedad.

Su principal misión es la generación de programas de cooperación interinstitucional que aseguren la máxima cooperación entre el tecnológico del Estado Barinas y las comunidades. Las acciones concretas que viabilizan el logro de los proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportivas y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**1.918.138.868**
- Transferencias para Financiar Gastos Corrientes	1.857.238.868
Del Sector Público	1.857.238.868
De la Administración Central	1.857.238.868
– Ingresos Ordinarios	1.318.639.596
– Gestión Fiscal	462.452.478
– Otras Fuentes de Financiamiento	76.146.794
- Ingresos por Actividades Propias	900.000
Ingresos no Tributarios	900.000
Venta de Bienes y Servicios	60.000.000
- Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Recursos Financieros	**487.598.679**
- Activos Financieros	487.598.679
Disminución de Caja y Bancos	487.598.679
TOTAL	**2.405.737.547**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.312.887.047**
- Gastos de Consumo	2.259.887.047
Gastos de Personal	1.870.774.704
Materiales y Suministros	85.197.343
Servicios No Personales	303.915.000
- Otros Gastos Corrientes	53.000.000
Transferencias	53.000.000
Transferencias Corrientes al Sector Privado	50.000.000
Otras Transferencias	3.000.000
Gastos de Capital	**80.850.500**
- Activos Reales	80.850.500
Repuestos y Reparaciones Mayores	18.850.500
Adquisición de Maquinarias y demás Equipos	52.000.000
Otros Activos Reales	10.000.000
Aplicaciones Financieras	**12.000.000**
- Pasivos Financieros	12.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	12.000.000
Disminución de Otras Cuentas y Efectos a Pagar	12.000.000
TOTAL	**2.405.737.547**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Atendida	Alumno	550
Actividades de Investigación	Proyecto	3
Actividades de Extensión	Taller, Charla, Curso	3
Asistencia Socio Económica	Becario	69

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**54**	**361.784.582**
Profesional y Técnico	25	202.332.288
Personal Administrativo	17	64.511.444
Personal Docente	4	54.795.624
Obrero	8	40.145.226
Personal Contratado	**48**	**363.066.494**
Profesional y Técnico	7	34.227.323
Personal Administrativo	3	5.992.180
Personal Docente	33	312.960.084
Obrero	5	9.886.907
TOTAL	**102**	**724.851.076**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	12	30.037.267
II	247.105 _ 297.105		
III	297.106 _ 347.106	3	12.193.068
IV	347.107 _ 397.107	14	62.075.753
V	397.108 _ 447.108	12	58.827.407
VI	447.109 _ 497.109		
VII	497.110 _ 547.110	2	12.013.140
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113	4	31.601.983
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	2	19.117.104
XIII	797.116 _ 847.116	21	203.485.975
XIV	847.117 _ 897.117	2	21.178.933
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	17	224.288.313
	TOTAL	**89**	**674.818.943**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	5	9.886.907
II	247.105 __ 297.105		
III	297.106 __ 347.106		
IV	347.107 __ 397.107	5	21.619.877
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	3	18.525.349
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**13**	**50.032.133**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	2.380.689.547
02	Investigación y Postgrado	11.258.750
03	Extensión y Producción	13.789.250
	TOTAL	**2.405.737.547**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	1.870.774.704
4.02	Materiales y Suministros	85.197.343
4.03	Servicios no Personales	303.915.000
4.04	Activos Reales	80.850.500
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	12.000.000
4.07	Transferencias	53.000.000
	TOTAL	**2.405.737.547**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.918.138.868**
- Transferencias Para Financiar Gastos Corrientes	1.857.238.868
Del Sector Público	1.857.238.868
De la Administración Central	1.857.238.868
– Ingresos Ordinarios	1.318.639.596
– Gestión Fiscal	462.452.478
– Otras Fuentes de Financiamiento	76.146.794
- Ingresos por Actividades Propias	900.000
Ingresos no Tributarios	900.000
Ventas de Bienes y Servicios	900.000
- Otros Ingresos Corrientes	60.000.000
Ingresos de la Propiedad	60.000.000
Intereses por Dinero en Depósito	60.000.000
B. Gastos Corrientes	**2.312.887.047**
- Gastos de Consumo	2.259.887.047
Gastos de Personal	1.870.774.704
Materiales y Suministros	85.197.343
Servicios No Personales	303.915.000
- Otros Gastos Corrientes	53.000.000
Transferencias	53.000.000
Transferencias Corrientes al Sector Privado	50.000.000
Becas Universitarias en el País	7.000.000
Donaciones a Personas	34.000.000
Subsidio a Organizacionales Laborales y Gremiales	9.000.000
Otras Transferencias	3.000.000
Otras Transferencias Corrientes Diversas	3.000.000
C. Resultado Económico: Desahorro	**(394.748.179)**
II. Cuenta de Capital	
A. Recursos de Capital	**(394.748.179)**
- Desahorro en la Cuenta Corriente	(394.748.179)
B. Gastos de Capital	**80.850.500**
- Activos Reales	80.850.500
Repuestos y Reparaciones Mayores	18.850.500
Adquisición de Maquinarias y demás Equipos	52.000.000
Otros Activos Reales	10.000.000
C. Resultado Financiero: Déficit	**(475.598.679)**
III. Cuenta Financiera	
A. Recursos Financieros	**487.598.679**
- Activos Financieros	487.598.679
Disminución de Caja y Bancos	487.598.679
B. Aplicaciones Financieras	**487.598.679**
- Pasivos Financieros	12.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	12.000.000
Disminución de Otras Cuentas y Efectos a Pagar	12.000.000
- Déficit Financiero	475.598.679

A0925

Instituto Universitario de Tecnología del Estado Bolívar

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BOLÍVAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La creación del Instituto Universitario de Tecnología del Estado Bolívar (IUTB), ha venido a significar un hecho de trascendental importancia para la comunidad Bolivarense, en el marco de la política del gobierno nacional de brindar oportunidades de estudios técnicos a los bachilleres que no han podido ingresar a la educación superior. En razón de ello y con el propósito de contribuir con desarrollo industrial, económico y social, el IUTEB tiene como misión fundamental convertirse en una institución universitaria de excelencia académica que, enmarcada en las políticas del Estado Venezolano y teniendo como eje fundamental el bienestar del hombre, pueda formar a las generaciones de profesionales en sector técnico que requiere la región en particular y el país en general, garantizando un alto nivel de desempeño en las funciones de investigación y extensión, con acciones específicas destinadas a vincularse con el sector productivo, con la gestión local y con el desarrollo comunal, para de manera conjunta enfrentar los retos tecnológicos y socioeconómicos que promuevan de manera sustentable y en armonía con el medio ambiente el desarrollo de la región.

Desde su creación el IUTEB, tiene como política elevar el nivel de ingreso a los jóvenes sin cupo en la región, en las especialidades de Mecánica, Electricidad, Sistemas Industriales y Geología Minas, por lo que cuenta para el año 2004 con una matrícula de 947 estudiantes cursantes del primer al sexto semestre distribuidos proporcionalmente en cada una de las especialidades señaladas.

En cuanto a los recursos económicos y financieros requeridos para cumplir con las metas académicas provienen en un 93% del aporte del Ejecutivo Nacional para lo año 2004, dado que por su de reciente creación no ha podido consolidar fuentes de ingresos propios que permitan contribuir con el financiamiento de los gastos de consumo y de inversiones requeridas para el efectivo y normal funcionamiento de la institución. Con respecto año 2004 se tienen las siguientes metas:

- Atender una población de 947 estudiantes que cursarán del primer al sexto semestre en las especialidades enmarcadas en sus ejes curriculares, más ciento cincuenta (150) estudiantes que serán atendidos por programas de formación de TSU no tradicionales, en convenio con el sector productivo de la región.

- Celebrar convenios interinstitucionales, como apoyo a los programas académicos, de investigación y extensión.

- Acondicionar, ampliar y dotar las áreas académicas, administrativas y servicios de la institución, a fin de crear un ambiente laboral óptimo para el desempeño estudiantil y laboral.

- Implementar programas de ayudas socio-económicas a los estudiantes iutebistas, con el propósito de contribuir con el rendimiento académico.

- Contar con una planta de profesores ordinarios y contratados, quienes serán seleccionados mediante un concurso de oposición.

- Realizar actividades de investigación y extensión, las cuales están fundamentalmente asociadas a los programas de docentes.

- Disponer de laboratorios y talleres dotados con los equipos modernos e insumos; para que los estudiantes puedan adquirir las competencias y habilidades requeridas para el desarrollo industrial de la región.

- Diseñar y desarrollar proyectos de investigación como apoyo a la docencia, orientados a la problemática existente en el sector industrial y social de la zona.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**2.952.538.256**
- Transferencias para Financiar Gastos Corrientes	2.917.538.256
Del Sector Público	2.917.538.256
De la Administración Central	2.917.538.256
– Ingresos Ordinarios	2.071.452.162
– Gestión Fiscal	726.467.026
– Otras Fuentes de Financiamiento	119.619.068
- Ingresos por Actividades Propias	32.000.000
Ingresos no Tributarios	32.000.000
Venta de Bienes y Servicios	32.000.000
- Otros Ingresos Corrientes	3.000.000
Ingresos de la Propiedad	3.000.000
Recursos Financieros	**30.000.000**
- Activos Financieros	30.000.000
Disminución de Caja y Bancos	30.000.000
TOTAL	**2.982.538.256**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**2.944.755.292**
- Gastos de Consumo	2.894.755.292
Gastos de Personal	2.608.856.662
Materiales y Suministros	75.448.630
Servicios no Personales	210.450.000
- Otros Gastos Corrientes	50.000.000
Transferencias	50.000.000
Transferencias Corrientes al Sector Privado	50.000.000
Gastos de Capital	**7.782.964**
- Activos Reales	7.382.964
Repuestos y Reparaciones Mayores	900.000
Adquisición de Maquinarias y demás Equipos	6.082.964
Adquisición de Equipos de Transporte, Tracción y Elevación	200.000
Otros Activos Reales	200.000
- Activos Intangibles	400.000
Aplicaciones Financieras	**30.000.000**
- Pasivos Financieros	30.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	30.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	30.000.000
TOTAL	**2.982.538.256**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Matrícula Estudiantil Atendida	Alumno	947
Investigación	Proyecto	3
Actividades de Extensión	Convenio	3
Asistencia Socioeconómica	Becario	40

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**76**	**798.794.852**
Directivo	1	25.561.452
Profesional y Técnico	32	353.800.598
Personal Administrativo	4	17.819.233
Personal Docente	23	314.029.356
Obrero	16	87.584.213
Personal Contratado	**49**	**401.939.354**
Profesional y Técnico	1	8.633.324
Personal Administrativo	5	20.737.443
Personal Docente	41	362.984.004
Obrero	2	9.584.583
TOTAL	**125**	**1.200.734.206**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS (En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	8	31.070.891
IV	347.107 _ 397.107	20	90.614.010
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	5	36.465.600
X	647.113 _ 697.113		
XI	697.114 _ 747.114	1	8.633.324
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	15	146.407.275
XIV	847.117 _ 897.117	12	128.172.093
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119	7	83.068.606
XVII	997.120 Y MAS	39	579.133.611
	TOTAL	**107**	**1.103.565.410**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	N° de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	1	4.147.735
IV	347.107 _ 397.107		
V	397.108 _ 447.108	7	34.877.660
VI	447.109 _ 497.109	8	44.247.739
VII	497.110 _ 547.110	1	6.556.621
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	1	7.339.041
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**18**	**97.168.796**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Formación de Técnicos Superiores Universitarios	2.960.538.256
02	Investigación y Postgrado	10.750.000
03	Extensión y Producción	11.250.000
	TOTAL	**2.982.538.256**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.608.856.662
4.02	Materiales y Suministros	75.448.630
4.03	Servicios no Personales	210.450.000
4.04	Activos Reales	7.782.964
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	30.000.000
4.07	Transferencias	50.000.000
	TOTAL	**2.982.538.256**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.952.538.256**
- Transferencias Para Financiar Gastos Corrientes	2.917.538.256
Del Sector Público	2.917.538.256
De la Administración Central	2.917.538.256
– Ingresos Ordinarios	2.071.452.162
– Gestión Fiscal	726.467.026
– Otras Fuentes de Financiamiento	119.619.068
- Ingresos por Actividades Propias	32.000.000
Ingresos no Tributarios	32.000.000
Venta de Bienes y Servicios	32.000.000
- Otros Ingresos Corrientes	3.000.000
Ingresos de la Propiedad	3.000.000
Intereses por Dinero en Depósito	3.000.000
B. Gastos Corrientes	**2.944.755.292**
- Gastos de Consumo	2.894.755.292
Gastos de Personal	2.608.856.662
Materiales y Suministros	75.448.630
Servicios No Personales	210.450.000
- Otros Gastos Corrientes	50.000.000
Transferencias	50.000.000
Transferencias Corrientes al Sector Privado	50.000.000
Becas por méritos a estudiantes	18.240.000
Preparaduria., Becas Trabajo , Ayudas Económicas Especiales	31.760.000
C. Resultado Económico: Ahorro	**7.782.964**
II. Cuenta de Capital	
A. Recursos de Capital	**7.782.964**
- Ahorro en la Cuenta Corriente	7.782.964
B. Gastos de Capital	**7.782.964**
- Activos Reales	7.382.964
Repuestos y Reparaciones Mayores	900.000
Adquisición de Maquinarias y demás Equipos	6.082.964
Adquisición de Equipos de Transporte, Tracción y Elevación	200.000
Otros Activos Reales	200.000
- Activos Intangibles	400.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**30.000.000**
- Activos Financieros	30.000.000
Disminución de Caja y Bancos	30.000.000
B. Aplicaciones Financieras	**30.000.000**
- Pasivos Financieros	30.000.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	30.000.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	30.000.000

Ministerio de Comunicación e Información

A0076
Servicio Autónomo Radio Nacional de Venezuela

SERVICIO AUTÓNOMO RADIO NACIONAL DE VENEZUELA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La Radio Nacional de Venezuela, como la representación del Estado venezolano en el medio radiofónico nacional y tiene la responsabilidad de llevar la señal a todo el ámbito de la geografía nacional y cumplir el objetivo fundamental de informar, educar, entretener y contribuir al desarrollo de sus pobladores.

El circuito de emisoras de RNV tiene el mandato de ubicarse estratégicamente en cada región del país, a fin de ofrecer una estructura comunicacional que impulse el modelo de desarrollo económico y social democrático, *participativo y protagónico, definido en la Constitución de la República Bolivariana de Venezuela.*

Por estas razones, las emisoras del circuito, propiedad del Gobierno Nacional, deben ser capaces de generar y enlazar señales de programas regionales y nacionales, de tal modo que propicie al mismo tiempo, la auténtica expresión y participación local y regional, así como la generación de contenidos que refuercen la identidad de la nación.

Para que RNV pueda cumplir con el mandato básico de cubrir todo el territorio de la República con sus señales, se ha planteado una estrategia de desarrollo, cuyas fases son:

- Fase 1: Activación inmediata para la optimización de los recursos existentes.
- Fase 2: Equipamiento, ampliación y fortalecimiento de la cobertura.
- Fase 3: Regionalizar la Radio Nacional y desarrollo de los centros multimedia comunitarios.

Finalmente, completar el desarrollo del circuito RNV con la adquisición de transmisores y sistemas de enlace, para distribuir todas las señales nacionales.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**9.646.221.000**
- *Transferencias para Financiar Gastos Corrientes*	8.403.993.500
Del Sector Público	8.403.993.500
- Recursos Ordinarios	3.777.153.500
- Gestión Fiscal	3.950.000.000
- Otras Fuentes de Financiamiento	676.840.000
- Ingresos por Actividades Propias	750.000.000
Venta de Servicios	750.000.000
- Otros Ingresos Corrientes	492.227.500
Recursos de Capital	**347.808.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	347.808.000
Recursos Financieros	**316.984.000**
- Activos Financieros	316.984.000
Disminución de Caja y Bancos	61.648.000
Disminución de Cuentas a Cobrar	255.336.000
TOTAL	**10.311.013.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**5.019.381.000**
- Gastos de Consumo	4.867.892.820
Gastos de Personal	2.487.301.177
Materiales y Suministros	224.901.038
Servicios No Personales	1.807.882.605
Otros Gastos de Instituciones Descentralizadas	347.808.000
Depreciación y Amortización	347.808.000
- Otros Gastos Corrientes	151.488.180
Transferencias	151.488.180
Transferencias Corrientes al Sector Privado	121.190.568
Otras Transferencias	30.297.612
Gastos de Capital	**4.974.648.000**
- Activos Reales	4.974.648.000
Repuestos y Reparaciones Mayores	315.040.000
Adquisición de Maquinarias y demás Equipos	4.320.408.000
Adquisición de Equipos de Transporte, Tracción y Elevación	339.200.000
Aplicaciones Financieras	**316.984.000**
- Pasivos Financieros	316.984.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	316.984.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	44.237.850
Disminución de Cuentas a Pagar por Retenciones Laborales	54.482.088
Disminución de Otras Cuentas y Efectos a Pagar	60.068.449
Disminución de Otros Pasivos Circulantes	59.496.452
Disminución de Otros Pasivos no Circulantes	98.699.161
TOTAL	**10.311.013.000**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Programas Informativos		
- Noticieros	Programa	4.368
- Avances de Noticias	Programa	16.848
- Resúmenes de Noticias	Programa	884
- Entrevistas	Programa	14.248
Programas Especiales		
- De aspectos sociales, económicos y políticos	Programa	10.868
- Deportivos	Programa	364
- Nacionalistas	Programa	156
- Infantiles	Programa	1.612
- Culturales	Programa	13.416
- Integracionalistas	Programa	156
- Promoción de la Producción Nacional	Programa	7.488
- Contra las Drogas	Programa	624

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
- Turísticos	Programa	728
- Salud y Nutrición	Programa	468
- Variedades	Programa	3.276
Micro-Programas		
- Salud y Nutrición	Micro	520
- Variedades	Micro	2.236
Programas Musicales		
- Música Clásica	Programa	5.824
- Música Folklórica Venezolana	Programa	1.092
- Música Popular Venezolana	Programa	884
- Música Popular Moderna Venezolana	Programa	1.248
- Jazz Variado	Programa	260
Comercialización	Bolívares	750.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**163**	**877.821.744**
Directivo	5	109.701.252
Profesional y Técnico	40	369.238.656
Administrativo	105	345.674.832
Obrero	13	53.207.004
Personal Contratado	**69**	**222.713.280**
Administrativo	69	222.713.280
TOTAL	**232**	**1.100.535.024**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	116	318.000.384
II	247.105 __ 297.105	24	79.609.944
III	297.106 __ 347.106	15	57.404.484
IV	347.107 __ 397.107	11	46.856.148
V	397.108 __ 447.108	4	20.339.016
VI	447.109 __ 497.109	10	55.886.580
VII	497.110 __ 547.110	7	45.016.716
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	1	7.705.704
X	647.113 __ 697.113		
XI	697.114 __ 747.114	1	8.890.440
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116	5	49.322.376
XIV	847.117 __ 897.117	5	52.439.484
XV	897.118 __ 947.118	3	32.666.904
XVI	947.119 __ 997.119	3	34.927.932
XVII	997.120 Y MAS	14	238.261.908
	TOTAL	**219**	**1.047.328.020**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104		
II	247.105 __ 297.105		
III	297.106 __ 347.106	12	47.146.200
IV	347.107 __ 397.107		
V	397.108 __ 447.108		
VI	447.109 __ 497.109		
VII	497.110 __ 547.110	1	6.060.804
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112		
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**13**	**53.207.004**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**37**	**151.488.180**
Jubilado	24	100.485.598
Pensionado	13	51.002.582
TOTAL	**37**	**151.488.180**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios Centrales y de Apoyo	9.994.029.000
99	Partidas no Asignables a Programas	316.984.000
	TOTAL	**10.311.013.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	2.487.301.177
4.02	Materiales y Suministros	224.901.038
4.03	Servicios no Personales	1.807.882.605
4.04	Activos Reales	4.974.648.000
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	316.984.000
4.07	Transferencias	151.488.180
4.08	Otros Gastos de Instituciones Descentralizadas	347.808.000
	TOTAL	**10.311.013.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.646.221.000**
- Transferencias Para Financiar Gastos Corrientes	8.403.993.500
Del Sector Público	8.403.993.500
De la Administración Central	8.403.993.500
- Recursos Ordinarios	3.777.153.500
- Gestión Fiscal	3.950.000.000
- Otras Fuentes de Financiamiento	676.840.000
- Ingresos por Actividades Propias	750.000.000
Venta de Servicios	750.000.000
- Otros Ingresos Corrientes	492.227.500
B. Gastos Corrientes	**5.019.381.000**
- Gastos de Consumo	4.867.892.820
Gastos de Personal	2.487.301.177
Materiales y Suministros	224.901.038
Servicios No Personales	1.807.882.605
Otros Gastos de Instituciones Descentralizadas	347.808.000
Depreciación y Amortización	347.808.000
- Otros Gastos Corrientes	151.488.180
Transferencias	151.488.180
Transferencias Corrientes al Sector Privado (Pensiones y Jubilaciones)	121.190.568
Otras Transferencias	30.297.612
C. Resultado Económico: Ahorro	**4.626.840.000**
II. Cuenta de Capital	
A. Recursos de Capital	**4.974.648.000**
- Ahorro en la Cuenta Corriente	4.626.840.000
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	347.808.000
B. Gastos de Capital	**4.974.648.000**
- Activos Reales	4.974.648.000
Repuestos y Reparaciones Mayores	315.040.000
Adquisición de Maquinarias y demás Equipos	4.320.408.000
Adquisición de Equipos de Transporte, Tracción y Elevación	339.200.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Recursos Financieros	**316.984.000**
- Activos Financieros	316.984.000
Disminución de Caja y Bancos	61.648.000
Disminución de Cuentas a Cobrar	255.336.000
B. Aplicaciones Financieras	**316.984.000**
- Pasivos Financieros	316.984.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	316.984.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	44.237.850
Disminución de Cuentas a Pagar por Retenciones Laborales	54.482.088
Disminución de Otras Cuentas y Efectos a Pagar	60.068.449
Disminución de Otros Pasivos Circulantes	59.496.452
Disminución de Otros Pasivos no Circulantes	98.699.161

A0079
Servicio Autónomo Imprenta Nacional y
Gaceta Oficial

SERVICIO AUTÓNOMO IMPRENTA NACIONAL Y GACETA OFICIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

El objetivo fundamental del Servicio Autónomo, es dirigir y coordinar la promoción de las publicaciones oficiales, incluyendo su edición, impresión, registro, venta y distribución. En este sentido, el Servicio Autónomo tiene como misión editar y difundir la información de interés nacional e internacional relativa a las leyes, normativas, instrucciones y notificaciones, emanadas por los poderes públicos e instituciones del Estado, a través de los medios impresos o por otras técnicas avanzadas de reproducción gráfica.

El Servicio Autónomo Imprenta Nacional y Gaceta Oficial, se constituye como el órgano del Estado, líder en la comunicación Legislativa-Normativa del País, en el área de impresión y las artes gráficas, con presencia relevante en los mercados nacionales e internacionales, con altos niveles de desempeño, calidad y productividad.

Para el 2004, las tarifas asignadas a la prestación del Servicio de Impresión y Edición de Publicaciones, así como la de venta de Gaceta Oficial, obedecerán al objetivo principal de lograr el autofinanciamiento, revisable en el transcurso del Ejercicio Fiscal, en función de los índices inflacionarios, que inciden de manera determinante en el valor de los insumos.

Por otra parte, la distribución del gasto estará orientada a cubrir las erogaciones destinadas a cumplir con los acuerdos contractuales de empleados, trabajadores gráficos y obreros, así como cubrir los costos de producción, a fin de permitir al Servicio, continuar con las actividades de edición e impresión de publicaciones y demás material tipográfico de los organismos de la Administración Pública y empresas del Estado.

Para el ejercicio que se presupuesta, se prevé incrementar la captación de trabajos de diagramación, impresión, edición de libros, trabajos tipográficos, revistas, trípticos, dípticos, afiches y folletos, tanto del sector público como privado, a fin de consolidar el Servicio, en áreas complementarias a la edición, distribución y venta de la Gaceta Oficial.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**8.161.556.000**
- Transferencias para Financiar Gastos Corrientes	6.515.374.000
Del Sector Público	6.515.374.000
- Recursos Ordinarios	2.802.240.900
- Gestión Fiscal	3.036.293.100
- Otras Fuentes	676.840.000
- Ingresos por Actividades Propias	1.646.182.000
Venta de Bienes	1.646.182.000
Recursos de Capital	**20.153.000**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.153.000
Recursos Financieros	**329.549.077**
- Activos Financieros	329.549.077
Disminución de Cuentas a Cobrar	269.341.099
Disminución de Otros Activos no Circulantes	60.207.978
TOTAL	**8.511.258.077**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**7.046.894.287**
- Gastos de Consumo	6.829.162.187
Gastos de Personal	4.433.275.064
Materiales y Suministros	1.392.852.023
Servicios No Personales	982.882.100
Otros Gastos de Instituciones Descentralizadas	20.153.000
Depreciación y Amortización	20.153.000
- Otros Gastos Corrientes	217.732.100
Transferencias	217.732.100
Transferencias Corrientes al Sector Privado	129.205.000
Otras Transferencias	88.527.100
Gastos de Capital	**1.014.814.700**
- Activos Reales	989.814.700
Repuestos y Reparaciones Mayores	16.333.300
Adquisición de Maquinarias y demás Equipos	50.025.300
Adquisición de Equipos de Transporte, Tracción y Elevación	26.550.000
Otros Activos Reales	896.906.100
- Activos Intangibles	25.000.000
Aplicaciones Financieras	**449.549.090**
- Pasivos Financieros	449.549.090
Servicio de la Deuda Pública y Disminución de otros Pasivos	449.549.090
Disminución de Cuentas y Efectos a Pagar a Proveedores	120.000.000
Disminución de Otros Pasivos Circulantes	329.549.090
TOTAL	**8.511.258.077**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Edición de Gacetas	Edición	414
- Ordinarias	Edición	300
- Extraordinarias	Edición	102
- C. N. E.	Edición	12
Tiraje de Gacetas	Tiraje	1.176.000
- Ordinarias	Tiraje	960.000
- Extraordinarias	Tiraje	192.000
- C. N. E.	Tiraje	24.000
Edición de Publicaciones		
- Libros	Título	186
Tiraje de Publicaciones		
- Boletines y Banderas	Tiraje	360.000
- Escudos, Folletos y Afiches	Tiraje	96.000
- Talonarios, Carpetas, Catálogos y Otros	Tiraje	720.000
- Libros	Tiraje	651.000
- Revistas y Periódicos	Título	144

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**170**	**613.301.135**
Directivo	4	33.118.114
Profesional y Técnico	12	64.071.260
Administrativo	16	54.234.400
Obrero	138	461.877.361
Personal Contratado	**28**	**146.342.112**
Empleado	27	143.376.864
Obrero	1	2.965.248
TOTAL	**198**	**759.643.247**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	11	32.617.728
II	247.105 _ 297.105		
III	297.106 _ 347.106	19	71.033.518
IV	347.107 _ 397.107	8	36.546.525
V	397.108 _ 447.108	4	19.319.535
VI	447.109 _ 497.109	1	5.444.477
VII	497.110 _ 547.110	2	12.338.750
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	8	58.183.997
X	647.113 _ 697.113		
XI	697.114 _ 747.114	1	8.409.674
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116	3	28.800.000
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	2	22.106.434
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**59**	**294.800.638**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA __ 247.104	1	2.965.248
II	247.105 __ 297.105	114	349.608.541
III	297.106 __ 347.106	7	26.016.452
IV	347.107 __ 397.107	9	39.861.289
V	397.108 __ 447.108	2	9.693.597
VI	447.109 __ 497.109	4	22.047.994
VII	497.110 __ 547.110		
VIII	547.111 __ 597.111		
IX	597.112 __ 647.112	2	14.649.488
X	647.113 __ 697.113		
XI	697.114 __ 747.114		
XII	747.115 __ 797.115		
XIII	797.116 __ 847.116		
XIV	847.117 __ 897.117		
XV	897.118 __ 947.118		
XVI	947.119 __ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**139**	**464.842.609**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Empleados	**5**	**23.083.037**
Jubilado	2	9.316.963
Pensionado	3	13.766.074
Obreros	**37**	**167.513.244**
Jubilado	34	155.133.564
Pensionado	3	12.379.680
TOTAL	**42**	**190.596.281**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Publicación y Gaceta Oficial	4.307.431.323
02	Servicios Centrales	3.754.277.664
99	Partidas no Asignables a Programas	449.549.090
	TOTAL	**8.511.258.077**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.433.275.064
4.02	Materiales y Suministros	1.392.852.023
4.03	Servicios no Personales	982.882.100
4.04	Activos Reales	1.014.814.700
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	449.549.090
4.07	Transferencias	217.732.100
4.08	Otros Gastos de Instituciones Descentralizadas	20.153.000
	TOTAL	**8.511.258.077**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.161.556.000**
- Transferencias Para Financiar Gastos Corrientes	6.515.374.000
Del Sector Público	6.515.374.000
De la Administración Central	6.515.374.000
- Ingresos por Actividades Propias	1.646.182.000
Venta de Bienes	1.646.182.000
Venta Diaria de Gacetas	280.250.172
Suscripción de Gacetas	317.557.872
Publicaciones y Libros	1.040.922.784
Certificaciones y Copias de Gacetas	7.451.172

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2004
B. Gastos Corrientes	**7.046.894.287**
- Gastos de Consumo	6.829.162.187
Gastos de Personal	4.433.275.064
Materiales y Suministros	1.392.852.023
Servicios No Personales	982.882.100
Otros Gastos de Instituciones Descentralizadas	20.153.000
Depreciación y Amortización	20.153.000
- Otros Gastos Corrientes	217.732.100
Transferencias	217.732.100
Transferencias Corrientes al Sector Privado	217.712.100
Pensiones y Jubilaciones	217.712.100
Otras Transferencias	20.000
C. Resultado Económico: Ahorro	**1.114.661.713**
II. Cuenta de Capital	
A. Recursos de Capital	**1.134.814.713**
- Ahorro en la Cuenta Corriente	1.114.661.713
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	20.153.000
B. Gastos de Capital	**1.014.814.700**
- Activos Reales	989.814.700
Repuestos y Reparaciones Mayores	16.333.300
Adquisición de Maquinarias y demás Equipos	50.025.300
Adquisición de Equipos de Transporte, Tracción y Elevación	26.550.000
Otros Activos Reales	896.906.100
- Activos Intangibles	25.000.000
C. Resultado Financiero: Superávit	**120.000.013**
III. Cuenta Financiera	
A. Recursos Financieros	**449.549.090**
- Activos Financieros	329.549.077
Disminución de Cuentas a Cobrar	269.341.099
Disminución de Otros Activos no Circulantes	60.207.978
- Superávit Financiero	120.000.013
B. Aplicaciones Financieras	**449.549.090**
- Pasivos Financieros	449.549.090
Servicio de la Deuda Pública y Disminución de otros Pasivos	449.549.090
Disminución de Cuentas y Efectos a Pagar a Proveedores	120.000.000
Disminución de Otros Pasivos Circulantes	329.549.090

A0097
Servicio Autónomo VENPRES

SERVICIO AUTÓNOMO VENPRES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2004

La agencia de Noticias VENPRES, es un Servicio Autónomo de prestación de servicios de información periodística y opinión, que tiene como objetivo fundamental establecer, dirigir, coordinar y ejecutar las políticas informativas del Estado Venezolano.

Para el Ejercicio Fiscal 2004, de conformidad con la política de racionalización de gastos, el presupuesto contempla los recursos mínimos indispensables para el funcionamiento del servicio, cuya ejecución continuará siendo objeto de medidas eficientes de control, que permitan el logro de las metas, sin generar insuficiencias presupuestarias.

Asimismo, VENPRES continuará su actividad como agencia de noticias del Estado, con una cobertura nacional en las áreas de economía, política, cultura, deportes, desarrollo social, provincias y opinión.

Para el 2004, se ampliará la cobertura de VENPRES, como consecuencia del mejoramiento del equipamiento del servicio y la consecuente consolidación del proceso de comercialización de los servicios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Ingresos Corrientes	**6.639.909.300**
- Transferencias para Financiar Gastos Corrientes	6.129.419.300
Del Sector Público	6.129.419.300
Recursos Ordinarios	3.401.579.300
Gestión Fiscal	2.351.000.000
Otras Fuentes de Financiamiento	376.840.000
- Ingresos por Actividades Propias	474.490.000
Venta de Servicios	474.490.000
- Ingresos de la Propiedad (Intereses)	36.000.000
Recursos de Capital	**4.949.465**
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.949.465
Recursos Financieros	**170.500.000**
- Activos Financieros	170.500.000
Disminución de Cuentas a Cobrar	170.500.000
TOTAL	**6.815.358.765**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2004
Gastos Corrientes	**5.886.681.564**
- Gastos de Consumo	5.647.997.425
Gastos de Personal	4.424.986.840
Materiales y Suministros	119.246.780
Servicios No Personales	1.098.814.340
Otros Gastos de Instituciones Descentralizadas	4.949.465
Depreciación y Amortización	4.949.465
- Otros Gastos Corrientes	238.684.139
Transferencias	238.684.139
Transferencias Corrientes al Sector Privado	238.684.139
Gastos de Capital	**381.033.320**
- Activos Reales	351.033.320
Repuestos y Reparaciones Mayores	22.000.000
Adquisición de Maquinarias y demás Equipos	179.033.320
Adquisición de Equipos de Transporte, Tracción y Elevación	150.000.000
- Activos Intangibles	30.000.000
Aplicaciones Financieras	**547.643.881**
- Activos Financieros	115.143.881
Incremento de Caja y Bancos	115.143.881
- Pasivos Financieros	432.500.000
Servicio de la Deuda Pública y Disminución de Otros Pasivos	432.500.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	24.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	236.415.544
Disminución de Cuentas a Pagar por Retenciones Laborales	1.584.456
Disminución de Otros Pasivos Circulantes	170.500.000
TOTAL	**6.815.358.765**

METAS Y VOLÚMENES DE TRABAJO

Denominación	Unidad de Medida	Cantidad
Información Recibida de Corresponsalías	Noticia	9.600
Reporterismo Diario	Cobertura	36.000
Redacción de Mesa	Noticia	30.600
Cobertura de Eventos Especiales	Evento	276
Medios Impresos de Difusión Nacional	Suscripción	3
Medios Impresos de Difusión Regional	Suscripción	7
Estación de Radio de Alcance Nacional	Suscripción	3
Estación de Radio de Alcance Regional	Suscripción	4
Organismos Públicos	Suscripción	15
Agencias Internacionales de Noticias	Suscripción	4
CD Digitales (Programa de Fotografía)	Suscripción	45
Empresas Privadas	Suscripción	9
Micros Institucionales	Suscripción	10
Semanario Venpres	Ejemplar	180.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2004	Presupuesto 2004
Personal Fijo a Tiempo Completo	**123**	**697.449.573**
Directivo	2	22.242.838
Profesional y Técnico	76	510.339.168
Administrativo	21	73.865.570
Obrero	24	91.001.997
Personal Contratado	**80**	**582.319.152**
Empleado	80	582.319.152
TOTAL	**203**	**1.279.768.725**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SUELDOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104	3	7.728.000
II	247.105 _ 297.105	25	86.953.200
III	297.106 _ 347.106		
IV	347.107 _ 397.107	5	22.879.200
V	397.108 _ 447.108		
VI	447.109 _ 497.109	40	228.300.000
VII	497.110 _ 547.110	26	160.694.400
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112	42	313.689.600
X	647.113 _ 697.113	12	99.704.400
XI	697.114 _ 747.114		
XII	747.115 _ 797.115	4	36.967.200
XIII	797.116 _ 847.116	6	60.546.600
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118	5	54.405.600
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS	7	103.592.928
	TOTAL	**175**	**1.175.461.128**

CLASIFICACIÓN DEL PERSONAL POR ESCALA DE SALARIOS
(En Bolívares)

Grupo	Denominación	Nº de Cargos 2004	Presupuesto 2004
I	HASTA _ 247.104		
II	247.105 _ 297.105		
III	297.106 _ 347.106	28	104.307.597
IV	347.107 _ 397.107		
V	397.108 _ 447.108		
VI	447.109 _ 497.109		
VII	497.110 _ 547.110		
VIII	547.111 _ 597.111		
IX	597.112 _ 647.112		
X	647.113 _ 697.113		
XI	697.114 _ 747.114		
XII	747.115 _ 797.115		
XIII	797.116 _ 847.116		
XIV	847.117 _ 897.117		
XV	897.118 _ 947.118		
XVI	947.119 _ 997.119		
XVII	997.120 Y MAS		
	TOTAL	**28**	**104.307.597**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2004	Presupuesto 2004
Personal Empleado	**40**	**132.109.435**
Jubilado	28	90.550.747
Pensionado	12	41.558.688
TOTAL	**40**	**132.109.435**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PROGRAMAS

Código	Denominación	Presupuesto 2004
01	Servicios de Información y Prensa	6.810.409.300
99	Partidas no Asignables a Programas	4.949.465
	TOTAL	**6.815.358.765**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2004
4.01	Gastos de Personal	4.424.986.840
4.02	Materiales y Suministros	119.246.780
4.03	Servicios no Personales	1.098.814.340
4.04	Activos Reales	381.033.320
4.05	Activos Financieros	115.143.881
4.06	Servicios de la Deuda Pública y Disminución de Otros Pasivos	432.500.000
4.07	Transferencias	238.684.139
4.08	Otros Gastos de Instituciones Descentralizadas	4.949.465
	TOTAL	**6.815.358.765**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2004
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.639.909.300**
- Transferencias Para Financiar Gastos Corrientes	6.129.419.300
Del Sector Público	6.129.419.300
De la Administración Central	
Recursos Ordinarios	3.401.579.300
Gestión Fiscal	2.351.000.000
Otras Fuentes de Financiamiento	376.840.000
- Ingresos por Actividades Propias	474.490.000
Venta de Servicios	474.490.000
Servicios Informativos	48.000.000
Resumen de Prensa	97.440.000
Otros Servicios	329.050.000
- Ingresos de la Propiedad	36.000.000
Intereses por Dinero en Depósito	36.000.000
B. Gastos Corrientes	**5.886.681.564**
- Gastos de Consumo	5.647.997.425
Gastos de Personal	4.424.986.840
Materiales y Suministros	119.246.780
Servicios No Personales	1.098.814.340
Otros Gastos de Instituciones Descentralizadas	4.949.465
Depreciación y Amortización	4.949.465
- Otros Gastos Corrientes	238.684.139
Transferencias	238.684.139
Transferencias Corrientes al Sector Privado	238.684.139
Pensiones y Jubilaciones	233.684.139
Otras Transferencias	5.000.000
C. Resultado Económico: Ahorro	**753.227.736**
II. Cuenta de Capital	
A. Recursos de Capital	**758.177.201**
- Ahorro en la Cuenta Corriente	753.227.736
- Incremento de la Depreciación y Amortización Acumulada, Previsiones y Otras Reservas	4.949.465
B. Gastos de Capital	**381.033.320**
- Activos Reales	351.033.320
Repuestos y Reparaciones Mayores	22.000.000
Adquisición de Maquinarias y demás Equipos	179.033.320
Adquisición de Equipos de Transporte, Tracción y Elevación	150.000.000
- Activos Intangibles	30.000.000
C. Resultado Financiero: Superávit	**377.143.881**
III. Cuenta Financiera	
A. Recursos Financieros	**547.643.881**
- Activos Financieros	170.500.000
Disminución de Cuentas a Cobrar	170.500.000
- Superávit Financiero	377.143.881

B. Aplicaciones Financieras	**547.643.881**
- Activos Financieros	115.143.881
Incremento de Caja y Bancos	115.143.881
- Pasivos Financieros	432.500.000
Servicio de la Deuda Pública y Disminución de otros Pasivos	432.500.000
Disminución de Cuentas y Efectos a Pagar a Proveedores	24.000.000
Disminución de Cuentas y Efectos a Pagar a Contratistas	236.415.544
Disminución de Cuentas a Pagar por Retenciones Laborales	1.584.456
Disminución de Otros Pasivos Circulantes	170.500.000

Dada, firmada y sellada en el Palacio Federal Legislativo, sede de la Asamblea Nacional, en Caracas, a los nueve días del mes de diciembre de dos mil tres, Año 193° de la Independencia y 144° de la Federación.

EL PRESIDENTE

FRANCISCO AMELIACH ORTA

PRIMER VICEPRESIDENTE

RICARDO GUTIERREZ

SEGUNDA VICEPRESIDENTA

NOELI POCATERRA

SECRETARIO

EUSTOQUIO CONTRERAS

SUBSECRETARIA

ZULMA TORRES DE MELO

Palacio de Miraflores, en Caracas a los quince días del mes de diciembre de dos mil tres, Año 193° de la Independencia y 144° de la Federación.

Cúmplase
(L.S.)

HUGO CHAVEZ FRIAS

Refrendado
El Vicepresidente Ejecutivo
(L.S.)

JOSE VICENTE RANGEL

Refrendado
El Ministro del Interior y Justicia
(L.S.)

LUCAS RINCON ROMERO

Refrendado
El Ministro de Relaciones Exteriores
(L.S.)

ROY CHADERTON MATOS

Refrendado
El Ministro de Finanzas
(L.S.)

TOBIAS NOBREGA SUAREZ

Refrendado
El Ministro de la Defensa
(L.S.)

JOSE LUIS PRIETO

Refrendado
El Ministro de la Producción y el Comercio
(L.S.)

WILMAR CASTRO SOTELDO

Refrendado
El Ministro Encargado del
Ministerio de Agricultura y Tierras
(L.S.)

ARNOLDO MARQUEZ

Refrendado
El Ministro de Educación Superior
(L.S.)

HECTOR NAVARRO DIAZ

Refrendado
El Ministro de Educación, Cultura y Deportes
(L.S.)

ARISTOBULO ISTURIZ ALMEIDA

Refrendado
El Ministro de Salud y Desarrollo Social
(L.S.)

ROGER CAPELLA MATEO

Refrendado
La Ministra del Trabajo
(L.S.)

MARIA CRISTINA IGLESIAS

Refrendado
El Ministro de Infraestructura
(L.S.)

DIOSDADO CABELLO RONDON

Refrendado
El Ministro Encargado del
Ministerio de Energía y Minas
(L.S.)

ORLANDO ORTEGANO Q.

Refrendado
La Ministra del Ambiente
y de los Recursos Naturales
(L.S.)

ANA ELISA OSORIO GRANADO

Refrendado
El Ministro de Planificación y Desarrollo
(L.S.)

JORGE GIORDANI

Refrendado
La Ministra de Ciencia y Tecnología
(L.S.)

MARLENE YADIRA CORDOVA

Refrendado
El Ministro de Comunicación e Información
(L.S.)

JESE CHACON ESCAMILLO

Refrendado
El Ministro de Estado
(L.S.)

JOSE FRANCISCO NATERA MARTÍNEZ

Refrendado
El Ministro de Estado
(L.S.)

NELSON JOSE MERENTES DIAZ

GACETA OFICIAL

DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

DEPOSITO LEGAL p p 76-0002

AÑO CXXXI – MES III *Nº 5.678 Extraordinario*

Caracas, 16 de diciembre de 2003

San Lázaro a Puente Victoria Nº 8 9
CARACAS - VENEZUELA

LEY DEL 22 DE JULIO DE 1941

Art. 11.- LA GACETA OFICIAL, creada por Decreto Ejecutivo del 11 de octubre de 1872, continuará editándose en la Imprenta Nacional con la denominación GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA.

Art. 12.- La GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA, se publicará todos los días hábiles, sin perjuicio de que se editen números extraordinarios siempre que fuere necesario; y deberán insertarse en ella sin retardo los actos oficiales que hayan de publicarse.

Parágrafo Unico.- Las ediciones extraordinarias de la GACETA OFICIAL tendrán una numeración especial.

Art. 13.- En la GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA, se publicarán los actos de los Poderes Públicos que deberán insertarse y aquéllos cuya inclusión sea considerada conveniente por el Ejecutivo Nacional.

Art. 14.- Las Leyes, Decretos y demás actos oficiales tendrán carácter de públicos por el hecho de aparecer en la GACETA OFICIAL DE LOS ESTADOS UNIDOS DE VENEZUELA, cuyos ejemplares tendrán fuerza de documentos públicos.